06012950

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Countryside Power Income Fund

*CURRENT ADDRESS 495 Richmond Street
Suite 920
London Ontario

**FORMER NAME N6A 5A9 Canada

**NEW ADDRESS

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

FILE NO. 82- 34969 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/1/06

RECEIVED
2005 APR 27 A 11:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Auditors' Report

To the Unitholders of Countryside Power Income Fund

We have audited the consolidated balance sheet of Countryside Power Income Fund as at December 31, 2004 and the consolidated statements of income and deficit and cash flows for the period from February 16, 2004 to December 31, 2004. These financial statements are the responsibility of management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and the results of its operations and its cash flows for the period from February 16, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 18, 2005.

Ernst & Young LLP
Chartered Accountants

Consolidated Balance Sheet

as at December 31, 2004 (thousands of Canadian dollars)

ASSETS		
Current assets		
Cash	$	635
Holdback account [note 7]		2,400
Accounts receivable		3,429
Inventories [note 4]		1,054
Prepaid expenses		170
Current portion of loans receivable from U.S. Energy Biogas Corp. [note 5]		1,828
Total current assets	**$**	**9,516**
Loans receivable from U.S. Energy Biogas Corp. [note 5]	$	103,961
Royalty interest in U.S. Energy Biogas Corp. [note 6]		7,588
Other assets [notes 3 & 8]		1,780
Property, plant and equipment, net [note 9]		30,663
Customer relationships, net [note 3]		12,609
Total assets	**$**	**166,117**
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities [note 10]	$	1,630
Distributions payable [note 17]		1,274
Total current liabilities	**$**	**2,904**
Long-term debt [note 12]	$	30,000
Capital lease obligation [note 10]		177
Future income tax liability [note 11]		282
Total liabilities	**$**	**33,363**
Commitments [note 15]		
Unitholders' equity		
Trust Units [notes 3 & 13]	$	136,350
Deficit		(3,596)
Total unitholders' equity	**$**	**132,754**
Total liabilities and unitholders' equity	**$**	**166,117**

See accompanying notes.

Approved on behalf of Countryside Power Income Fund

Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.

Edward M. Campana
Executive Vice-President and Chief Financial Officer
Countryside U.S. Power Inc.

Consolidated Statement of Income and Deficit

(thousands of Canadian dollars, except per Trust Unit amounts)

		For the period from February 16, 2004 to December 31, 2004
Revenues		
Energy sales	$	10,466
Fuel and other fees		1,679
Interest income on loans to U.S. Energy Biogas Corp. [note 5]		8,556
Income from U.S. Energy Biogas Corp. royalty interest [note 6]		410
Other income		25
	$	21,136
Expenses		
Operating and maintenance	$	7,775
Management and administration		2,053
Depreciation and amortization		1,986
	$	11,814
Operating income	**$**	**9,322**
Interest expense [note 12]	$	1,181
Unrealized loss on interest rate swap [note 12]		60
	$	1,241
Income before provision for income taxes	**$**	**8,081**
Provision for income taxes [note 11]		
Current	$	10
Future		506
	$	516
Net income for the period	**$**	**7,565**
Deficit, beginning of period	$	-
Distributions declared to Unitholders		(11,161)
Deficit, end of period	**$**	**(3,596)**
Net income per Trust Unit	**$**	**0.51**

See accompanying notes.

Consolidated Statement of Cash Flows

(thousands of Canadian dollars)

		For the period from February 16, 2004 to December 31, 2004
OPERATING ACTIVITIES		
Net income for the period	$	7,565
Add items not involving cash		
Depreciation and amortization		1,986
Unrealized loss on interest rate swap [note 12]		60
Provision for future income taxes [note 11]		506
	$	10,117
Net change in non-cash working capital balances related to operations		(1,409)
Cash provided by operating activities	**$**	**8,708**
INVESTING ACTIVITIES		
Acquisition of loans and funding of advances to U.S. Energy Biogas Corp. [note 3]	$	(107,000)
Acquisition of U.S. Energy Biogas Corp. royalty interest [note 3]		(7,884)
Acquisition of USE Canada Holdings Corp. [note 3]		(16,241)
Funding of holdback account		(2,400)
Repayment of loans receivable from U.S. Energy Biogas Corp. [note 5]		1,211
Origination fee on loans to U.S. Energy Biogas Corp. [note 3]		(1,340)
Purchase of capital assets		(1,799)
Cash used in investing activities	**$**	**(135,453)**
FINANCING ACTIVITIES		
Issuance of Trust Units [note 3]	$	149,054
Expenses of Initial Offering [note 3]		(12,704)
Repayment of loan to U.S. Energy Systems Inc. [note 3]		(2,396)
Repayment of USE Canada Energy Corp. credit facility [note 3]		(25,989)
Proceeds from New Credit Facility [note 3]		30,400
Repayment of New Credit Facility		(400)
Deferred financing charges on New Credit Facility [note 3]		(675)
Repayment of obligations under capital lease [note 10]		(23)
Distributions to Unitholders [note 17]		(9,887)
Cash provided by financing activities	**$**	**127,380**
Net increase in cash during the period	**$**	**635**
Cash, beginning of period		-
Cash, end of period	**$**	**635**
Supplemental cash flow information		
Interest paid	$	1,156
Income taxes paid	$	42

See *accompanying notes.*

Notes to Consolidated Financial Statements

For the period from February 16, 2004 to December 31, 2004 (All amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated)

NOTE 1 - DESCRIPTION OF BUSINESS

Countryside Power Income Fund (the "Fund") is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The Declaration of Trust was amended and restated on April 8, 2004, the date of the initial public offering of Trust Units of the Fund. The Fund owns 100% of Countryside Canada Power Inc. ("Countryside Canada").

The Fund was established to fund, through Countryside Canada, the acquisition of USE Canada Holdings Corp. ("USE Canada Holdings") consisting of the district energy systems located in Charlottetown, Prince Edward Island (the "PEI System") and London, Ontario, (the "London System"), (collectively the "District Energy Systems"), the acquisition and amendment of existing loans to U.S. Energy Biogas Corp. ("USEB"), the funding of additional advances to USEB (collectively, the "USEB Loans") and the acquisition of a convertible royalty interest in USEB (the "USEB Royalty Interest").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

The consolidated financial statements of the Fund include the accounts of its wholly-owned subsidiary, Countryside Canada, and the accounts of Countryside Canada's direct and indirect subsidiary entities including Countryside U.S. Power Inc. ("Countryside U.S."), Countryside Canada Acquisition Inc. ("Countryside Acquisition"), USE Canada Holdings and USE Canada Energy Corp. ("USE Canada"). All inter-entity transactions and balances have been eliminated on consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents comprise only highly liquid investments with original maturities of 90 days or less and are recorded at cost, which approximates market value.

(d) Holdback Account

The balance in this account consists of highly liquid investments with original maturities of one year or less, and is recorded at cost, which approximates market value [note 7].

(e) Inventories

Inventories of spare and replacement parts and supplies are valued at the lower of cost, on a first-in, first-out basis, and net replacement value. Fuel, consisting primarily of natural gas, wood chips and oil, is carried at the lower of cost, as determined on a weighted average basis, or net realizable value.

(f) Royalty Interest in U.S. Energy Biogas Corp.

The Royalty Interest in USEB is being amortized on a straight-line basis over 20 years [note 6].

(g) **Capital Assets**

Capital assets are accounted for at their acquisition cost. Improvements that increase or prolong the service life or capacity of an asset are capitalized. Maintenance and repair costs are expensed as incurred. The cost of the capital assets, less estimated residual value, is depreciated and amortized on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	30 years
Equipment	
Plant and distribution	15 - 35 years
Computers	3 - 5 years
Office	3 - 5 years
Vehicles	5 years
Equipment under capital lease	20 years

Assets included in construction in progress are not amortized until the installation of the assets is complete and the assets have entered into commercial operation.

(h) **Customer Relationships**

The fair value at the date of acquisition of the District Energy Systems' customer relationships is being amortized on a straight-line basis over 21 years [note 3].

(i) **Foreign Currency Translation**

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the period end. Revenues and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statement of income and deficit.

(j) **Financial Instruments**

The Fund uses an interest rate swap contract to manage interest rate risk. Payments and receipts under the interest rate swap contract are recognized as adjustments to interest expense on an accrual basis. Any resulting carrying amounts are included in other assets in the case of favourable contracts and accounts payable and accrued liabilities in the case of unfavourable contracts. The Fund does not engage in trading or other speculative activities with respect to derivative financial instruments. The fair value of derivative financial instruments reflects the estimated amount that the Fund would have been required to pay if forced to settle all unfavourable contracts or the amount that would be received if forced to settle all favourable contracts at year end. The fair value represents a point-in-time estimate that may not be relevant in predicting the Fund's future earnings or cash flows.

Unrealized gains and losses on interest rate swaps are reported as a component of consolidated interest expense.

The Fund is exposed to credit risk in the event of non-performance by its counterparties. However, the Fund does not anticipate non-performance, as the counterparty has an investment grade credit rating from Standard and Poor's of A+.

(k) **Deferred Financing Charges**

Deferred financing charges represent fees incurred related to bank financing and are being amortized on a straight-line basis over the life of the credit facility [note 3].

(l) **Loan Origination Fees**

Loan origination fees represent costs incurred related to the USEB Loans (as defined in the USEB Loan Agreement). These costs are being amortized on a straight-line basis over 15 years [note 5].

(m) **Revenue Recognition**

Revenue derived from the sale of energy in the form of steam, hot water and chilled water is recognized on the accrual basis upon delivery at rates pursuant to the relevant energy service agreements ("ESAs") with the purchasing customers. In addition to the sale of energy under the ESAs, the Fund receives from the purchasing customers monthly capacity payments that are fixed and are not dependent upon the amount of energy delivered to its customers. This revenue is recognized as earned on a monthly basis. Income earned from receipt of waste fuel for the PEI System is based on long-term contracts and is recognized upon receipt of the waste fuel at the PEI System. Income from the USEB Loans and the USEB Royalty Interest is recognized as earned.

(n) Income Taxes

Under the terms of the Income Tax Act (Canada), the Fund will not be subject to income taxes to the extent that its taxable income and taxable capital gains are paid or payable to Unitholders. In addition, as the Fund is contractually committed to distribute to Unitholders all or virtually all of its taxable income and taxable capital gains that would otherwise be taxable to the Fund, the Fund intends to continue not to be subject to income taxes and accordingly, no provision for current income taxes for the Fund is made. The Fund is not subject to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3465. Distributions may however be taxable in the hands of Unitholders.

Each of the Fund's subsidiaries are subject to corporate income and capital taxes as computed under the Income Tax Act (Canada) and relevant provincial tax legislation and to CICA Handbook Section 3465. Future income taxes and liabilities are recognized for the future income tax consequences attributable to differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of tax losses available to be carried forward to future years that are likely to be realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(o) Net Income per Trust Unit

Net income per Trust Unit is based on the consolidated net income for the period, divided by the weighted average number of Trust Units outstanding during the period from April 8, 2004 to December 31, 2004, and was 14,905,366. For the purposes of the weighted average number of Trust Units calculation, Trust Units are determined to be outstanding from the date they are issued.

(p) Unitholders' Equity

Costs incurred in connection with the issuance of Trust Units are deducted from the proceeds received.

NOTE 3 - FORMATION OF THE FUND

On April 8, 2004, the Fund issued 14,905,366 Trust Units in an initial public offering (the "Initial Offering") at a price of $10.00 per Unit for net proceeds of $136,350 after deducting underwriters' fees of $8,198 and estimated net expenses related to the offering of $4,506. The net expenses have been adjusted to reflect the reimbursement by USEB of $9,340 of costs associated with the equity financing by the Fund.

The Fund also received $30,400 representing the proceeds of a new long-term debt facility ("New Credit Facility") through Countryside Acquisition and paid deferred financing fees of $675 related to the New Credit Facility. One of the Fund's subsidiaries entered into an interest rate swap agreement to fix the floating interest rate paid on these amounts borrowed under the New Credit Facility for three years at a rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum.

The net proceeds of the Initial Offering, and the New Credit Facility, were used by the Fund, directly or indirectly through its wholly-owned subsidiaries, for the following purposes:

		Amount $
[i]	Acquisition of USE Canada Holdings from U.S. Energy Systems, Inc. ["USEY"]	17,635
[ii]	Repayment of existing long-term debt of a subsidiary of USE Canada Holdings and associated interest rate swap	25,989
[iii]	Acquisition and amendment of existing loans to USEB and the funding of additional advances to USEB	107,000
[iv]	Acquisition of the USEB Royalty Interest [U.S. $6,000]	7,884
[v]	Funding of the Holdback account and funding of working capital	2,400
[vi]	Repayment of due to parent company	2,396
[vii]	Payment of loan origination fees on USEB loans	1,340
		164,644

The acquisition of USE Canada Holdings, which includes the District Energy Systems, from USEY for approximately $17,635 pursuant to a purchase and sale agreement is accounted for using the purchase method. The purchase price was satisfied through cash consideration of approximately $17,635. The purchase price has been allocated as follows:

	Amount $
Working capital, including cash of $1,394	2,393
Capital assets	29,851
Customer relationships	13,076
Future income tax asset	224
Other long-term liabilities	(4,682)
Long-term debt	(23,227)
	17,635

Other long-term liabilities includes $2,085 of fees associated with the early termination of the interest rate swap on the long-term debt that existed in a subsidiary of USE Canada Holdings prior to the acquisition by the Fund. Subsequent to the acquisition of USE Canada Holdings, the due to parent company balance of $2,396 was repaid to USEY.

NOTE 4 - INVENTORIES

Inventories consist of the following:

	December 31, 2004 $
Spare parts	778
Fuel	276
	1,054

NOTE 5 - LOANS RECEIVABLE FROM U.S. ENERGY BIOGAS CORP.

The interest rate on the USEB Loans is 11.0% per annum with a maturity date of April 8, 2019, subject to mandatory prepayment provisions and prepayment at the election of the lender after 10 years. Approximately 56% of the aggregate principal amount of the USEB Loans will amortize over the term of the USEB Loans, gradually increasing from 1.6% of the aggregate principal amount in the first year to 7.3% in the 15th year. Interest on the USEB Loans is accrued and principal and interest is paid monthly in Canadian dollars. The USEB Loans are collateralized by all the assets of USEB.

Principal repayments over the next five years and thereafter are as follows:

	Principal $
2005	1,828
2006	2,040
2007	2,276
2008	2,539
2009	2,833
Thereafter	94,273
	105,789
Less current portion	1,828
Long-term portion	**103,961**

NOTE 6 - ROYALTY INTEREST IN U.S. ENERGY BIOGAS CORP.

The Fund, through Countryside Canada, acquired a convertible royalty interest in USEB for U.S. $6,000 ($7,884) at closing of the Initial Offering. For each fiscal quarter prior to that in which the USEB Royalty Interest becomes convertible, the amount of the royalty payable to Countryside Canada will be 7% of USEB Distributable Cash Flow plus an additional percentage of USEB Distributable Cash Flow equal to 1.8% of USEB Revenues (both as defined in the USEB Royalty Agreement). The royalty payment is subject to a distribution cap such that no royalties may be paid unless, at the time of such payment, 104.09% of such amount is paid to holders of the USEB common stock, which are currently USEY and Cinergy Energy Solutions, Inc. ("Cinergy").

After the USEB Royalty Interest becomes convertible, but remains unconverted, Countryside Canada will be entitled to receive royalties equal to 49% of the USEB Distributable Cash Flow. The USEB Royalty Interest is convertible at any time in the event of the prepayment in full of the USEB Loans, or on or after the 20th anniversary of the closing of the Initial Offering into non-voting common shares of USEB, representing 49% of the number of common shares of USEB outstanding at the time of conversion. Upon conversion of the USEB Royalty Interest, Countryside Canada's right to receive royalties will terminate.

The USEB Royalty is payable quarterly, in arrears.

NOTE 7 - HOLDBACK ACCOUNT

The Holdback account may be used to finance working capital needs and to pay distributions to Unitholders when appropriate. As at December 31, 2004 there was $2,400 in this account.

NOTE 8 - OTHER ASSETS

Other assets consist of the following:

	December 31, 2004
	$
Loan origination fees	1,273
Deferred financing fees	506
Other	1
	1,780

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31, 2004	
	Cost	*Accumulated depreciation*
	$	$
Land	339	-
Buildings	2,648	76
Equipment		
Plant and distribution	27,269	819
Computers	65	32
Office	87	4
Vehicles	102	47
Construction in process	904	-
Equipment under capital lease	236	9
	31,650	987
Net book value	**30,663**	

NOTE 10 - CAPITAL LEASE OBLIGATION

The Fund, through one of its indirect subsidiaries, has entered into a lease agreement for a chiller with a lease term to 2010. The future minimum annual rental payments under the lease are as follows:

	$
2005	42
2006	42
2007	42
2008	42
2009	42
Thereafter	36
	246
Less amount representing interest of 6%	39
	207
Less current portion included in accounts payable and accrued liabilities	30
	177

NOTE 11 - INCOME TAXES

The income tax expense consists of the following:

	For the period from February 16, 2004 to December 31, 2004 $
Current	10
Future	506
Provision for income taxes	**516**

The future income tax liability consists of the following:

	December 31, 2004 $
Future income tax asset	
Losses available for carry forward	3,302
Excess of undepreciated capital cost over net book value	306
Loss on interest rate swap	18
Future income tax liability	
Customer relationships	(3,908)
Net future income tax liability	**(282)**

The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory tax rates as a result of the following:

	For the period from February 16, 2004 to December 31, 2004
	$
Consolidated income before provision for income taxes	8,081
Income not subject to tax accounting	10,114
Loss before income taxes	(2,033)
Combined federal and provincial income taxes at statutory rate of 37% [2003 - 39%]	(751)
Manufacturing and processing deduction	(132)
Losses not benefited	1,389
Other	10
Provision for income taxes	**516**

At December 31, 2004, the Fund has non-capital losses available for carry forward of approximately $26,315 to reduce future taxable income. The tax benefit in respect of approximately $15,663 of these losses has not been recognized in the accounts of the Fund as at December 31, 2004. These losses expire starting in the year 2006.

The Fund loaned $107,000 to USEB, and has been advised by U.S. tax counsel that interest paid by USEB on the USEB Loans should be deductible by USEB for U.S. federal income tax purposes and that the interest should not be subject to any U.S. withholding tax. The consolidated financial statements of the Fund reflect this opinion. However, there is a risk that the Internal Revenue Service ("IRS") could successfully challenge such treatment, resulting in some or all of the interest on the USEB Loans being non-deductible by USEB and some or all of such interest being subject to U.S. withholding tax at rates of 10% to 30%. As a result, the amount of funds available for distribution to Unitholders could be reduced.

Although management believes that it is unlikely that the IRS would be successful, the application of withholding tax could result in the Fund incurring a liability for taxes. If the Fund were to become liable to pay or remit any withholding tax, other than a withholding tax arising from a disposition of the USEB Loans by the Fund, USEB will be required to increase the amount of interest paid to the Fund with respect to the USEB Loans such that, after such withholding tax, the Fund will receive the same amount that it would have received in the absence of such withholding tax.

In addition to the foregoing, and in common with other complex international business structures, the Fund is subject to various additional uncertainties concerning the interpretation and application of Canadian and U.S. tax laws. If tax authorities disagreed with the Fund's application of tax laws, the Fund's profitability and cash flows could be adversely affected.

NOTE 12 - BANK CREDIT FACILITY

Countryside Acquisition entered into the New Credit Facility which consists of a revolving term credit facility split equally with two Canadian chartered banks for up to $35,000 for three years. Advances under the New Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances will be based on either Canadian Prime Rate or Bankers' Acceptances and U.S. dollar advances will be based on either U.S. Base Rate or LIBOR. A premium on the respective base rate will be applied dependent upon certain debt coverage ratios being achieved by Countryside Acquisition. The portion of the New Credit Facility which has not been drawn attracts a standby fee dependent upon certain debt coverage ratios being achieved by Countryside Canada.

As at December 31, 2004, $30,000 was drawn on the New Credit Facility, in the form of Bankers' Acceptances at 2.57% plus a stamping fee of 2.00%. At December 31, 2004, $5,000 was not drawn, and was subject to a standby fee of 0.50% per annum.

Countryside Acquisition has entered into an interest rate swap agreement to fix the floating interest rate paid on its long-term debt at a current rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum. The stamping fee schedule now in place is tied to a leverage ratio (as defined in the loan agreement governing the Fund's long-term debt). The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. The swap maturity coincides with the maturity of the New Credit Facility on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months.

As at December 31, 2004, the fair value of the swap agreement was $60 unfavourable which has been recorded as an unrealized loss in the consolidated statement of income and deficit.

Amounts drawn under the New Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by USE Canada Holdings and USE Canada and (iii) a guarantee and general security agreement by Countryside Canada.

At December 31, 2004, the fair value of the amount drawn on the New Credit Facility approximated its carrying value.

NOTE 13 - TRUST UNITS

The Declaration of Trust provides that an unlimited number of Trust Units may be issued. Each Trust Unit represents an equal undivided beneficial interest in any distribution from the Fund and in any net assets of the Fund in the event of termination or wind-up. All Trust Units are of the same class with equal rights and privileges.

The Trust Units are redeemable at the holder's option at an amount equal to the lesser of: (a) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10-trading day period ending on the date on which the Trust Units were surrendered for redemption (the "Redemption Date"); and (b) 100% of the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date. Redemptions are subject to a maximum of $50 in cash redemptions in any particular month.

	Number of Units	*Amount*
Trust Units outstanding as of December 31, 2004	14,905,366	$136,350

NOTE 14 - CONCENTRATION OF CUSTOMER CREDIT RISK

The Fund is dependent upon the operations and assets of USEB through the USEB Loans and the USEB Royalty Interest.

NOTE 15 - COMMITMENTS

As of April 8, 2004, Countryside Canada delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting USE Canada Holding's future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on 10 days notice to WPS.

Commitments under operating leases at December 31, 2004 are: 2005 - $85; 2006 - $85; 2007 - $71; 2008 - $61; 2009 - $27 and nil thereafter.

NOTE 16 - DEVELOPMENT AGREEMENT WITH CINERGY AND USEY

As of April 8, 2004, Countryside U.S. entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. shall be paid an annual fee of U.S. $430 from an indirect subsidiary of Cinergy and USEY.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five-year term unless terminated by any party.

NOTE 17 - CASH DISTRIBUTIONS

The monthly distributions per Trust Unit declared by the Trustees were as follows:

April	$ 0.0655	September	$ 0.0854
May	$ 0.0854	October	$ 0.0854
June	$ 0.0854	November	$ 0.0854
July	$ 0.0854	December	$ 0.0855
August	$ 0.0854		

The total distributions per Trust Unit were $0.7488 for the period.

Distributions are declared for Unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

NOTE 18 - SEGMENTED DISCLOSURE

All assets, liabilities and revenues are located in Canada and relate to the District Energy Systems with the exception of the USEB Loans, the interest income on the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue which are earned from entities based in the United States.

AUDITORS' REPORT

To the Unitholders of
Countryside Power Income Fund

We have audited the consolidated balance sheets of **Countryside Power Income Fund** as at December 31, 2005 and 2004 and the consolidated statements of income and deficit and cash flows for the year ended December 31, 2005 and for the period from February 16, 2004 to December 31, 2004. These financial statements are the responsibility of management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and for the period from February 16, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

"Ernst & Young LLP"

Toronto, Canada,
March 9, 2006. Chartered Accountants

CONSOLIDATED BALANCE SHEETS

[in thousands of Canadian dollars]

As at December 31

	2005 $	2004 $
ASSETS		
Current		
Cash and cash equivalents	10,312	3,035
Accounts receivable *[note 15]*	13,025	3,227
Inventories *[note 6]*	1,310	1,054
Prepaid expenses	1,226	170
Current portion of loans receivable from U.S. Energy Biogas Corp. *[note 7]*	2,040	1,828
Total current assets	27,913	9,314
Loans receivable from U.S. Energy Biogas Corp. *[note 7]*	101,921	103,961
Royalty interest in U.S. Energy Biogas Corp., net *[note 8]*	7,194	7,588
Other assets *[note 9]*	6,894	1,982
Property, plant and equipment, net *[note 10]*	72,807	30,663
Other intangibles, net *[note 11]*	75,078	12,609
Total assets	291,807	166,117
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Bank indebtedness *[note 12]*	1,615	-
Accounts payable and accrued liabilities	7,909	1,630
Distributions payable *[note 18]*	1,694	1,274
Total current liabilities	11,218	2,904
Long-term debt *[note 12]*	47,500	30,000
Debentures – liability component *[note 5]*	62,295	-
Other liabilities	336	177
Future income tax liability *[note 13]*	1,591	282
Total liabilities	122,940	33,363
Commitments and contingencies [note 16]		
Unitholders' equity		
Trust units *[notes 3, 5 & 14]*	177,505	136,350
Debentures – equity component *[note 5]*	1,715	-
Deficit	(6,580)	(3,596)
Cumulative translation adjustment	(3,773)	-
Total unitholders' equity	168,867	132,754
Total liabilities and unitholders' equity	291,807	166,117

See accompanying notes

Approved on behalf of Countryside Power Income Fund:

"*V. James Sardo*" "*James R. Anderson*"

V. James Sardo
Chairman of the Board
Countryside Power Income Fund

James R. Anderson
Trustee
Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

[in thousands of Canadian dollars, except per trust unit amounts]

	For the year ended December 31, 2005 $	For the period from February 16, 2004 to December 31, 2004 $
REVENUES		
Energy sales	52,823	10,466
Fuel and other fees	2,252	1,679
Interest income on loans to U.S. Energy Biogas Corp. *[note 7]*	11,546	8,556
Income from U.S. Energy Biogas Corp. royalty interest *[note 8]*	369	410
Other income	171	25
	67,161	21,136
EXPENSES		
Fuel, operating and maintenance	34,898	7,775
General and administration *[note 20]*	7,753	2,053
Depreciation and amortization	8,061	1,986
	50,712	11,814
Operating income	**16,449**	**9,322**
Interest expense *[note 12]*	5,578	1,181
Unrealized loss (gain) on interest rate swaps *[note 12]*	(312)	60
Realized gain on interest rate swap *[note 12]*	(2,559)	-
Unrealized gain on foreign exchange	(750)	-
	1,957	1,241
Income before provision for income taxes	**14,492**	**8,081**
Provision for income taxes *[note 13]*		
Current	22	10
Future	1,309	506
	1,331	516
Net income for the period	**13,161**	**7,565**
Deficit, beginning of period	(3,596)	-
Distributions declared to Unitholders *[note 18]*	(16,145)	(11,161)
Deficit, end of period	**(6,580)**	**(3,596)**
Net income per trust unit – basic *[note 14]*	**0.85**	**0.51**
Net income per trust unit – diluted *[note 14]*	**0.84**	**0.51**

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

[in thousands of Canadian dollars]

	For the year ended December 31, 2005 $	For the period from February 16, 2004 to December 31, 2004 $
OPERATING ACTIVITIES		
Net income for the period	13,161	7,565
Add (deduct) items not involving cash		
Depreciation and amortization	7,221	988
Amortization of deferred financing charges	840	998
Unrealized loss (gain) on interest rate swap *[note 12]*	(312)	60
Realized gain on interest rate swap *[note 12]*	(2,559)	-
Provision for future income taxes *[note 13]*	1,309	506
Unrealized gain on foreign exchange	(750)	-
Accreted interest on Debentures *[note 5]*	24	-
	18,934	10,117
Net change in non-cash working capital balances related to operations	(2,393)	(1,409)
Cash provided by operating activities	16,541	8,708
INVESTING ACTIVITIES		
Acquisition of Ripon Power LLC *[note 4]*	(42,803)	-
Repayment of loans receivable from U.S. Energy Biogas Corp. *[note 7]*	1,828	1,211
Purchase of property, plant and equipment	(855)	(1,799)
Origination fee on loans to U.S. Energy Biogas Corp. *[note 3]*	-	(1,340)
Acquisition of loans and funding of advances to U.S. Energy Biogas Corp. *[note 3]*	-	(107,000)
Acquisition of U.S. Energy Biogas Corp. royalty interest *[note 3]*	-	(7,884)
Acquisition of USE Canada Holdings Corp. *[note 3]*	-	(16,241)
Cash used in investing activities	(41,830)	(133,053)
FINANCING ACTIVITIES		
Acquisition of loan and working capital revolver from Union Bank of California, *[note 12]*	(70,490)	-
Issuance of Debentures *[note 5]*	64,180	-
Deferred financing charges on Debentures *[notes 5]*	(3,922)	-
Acquisition of foreign exchange option fee *[notes 15]*	(219)	
Payment of swap breakage fee *[note 12]*	(496)	-
Proceeds from Amended Credit Facility *[note 12]*	48,000	30,400
Repayment of Amended Credit Facility *[note 12]*	(30,500)	(400)
Proceeds from swing line credit facility *[note 12]*	1,615	-
Deferred financing charges on Amended Credit Facility *[notes 12]*	(1,001)	(675)
Repayment of obligations under capital lease	(31)	(23)
Distributions to Unitholders *[note 18]*	(15,725)	(9,887)
Issuance of Trust Units on Offering *[notes 3, 5 & 14]*	44,132	149,054
Expenses of Offering *[notes 3, 5 & 14]*	(2,977)	(12,704)
Repayment of loan to US Energy Systems Inc. *[note 3]*	-	(2,396)
Repayment of USE Canada Energy Corp. Credit Facility *[note 3]*	-	(25,989)
Cash provided by financing activities	32,566	127,380
Net increase in cash during period	7,277	3,035
Cash and cash equivalents, beginning of period	3,035	-
Cash and cash equivalents, end of period	10,312	3,035
Supplemental cash flow information		
Interest paid	6,235	1,156
Income taxes paid	5	42

See accompanying notes

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

NOTE 1 – DESCRIPTION OF BUSINESS

Countryside Power Income Fund (the "Fund") is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The Declaration of Trust was amended and restated on April 8, 2004, the date of the initial public offering of trust units of the Fund (the "Initial Offering"). The Fund owns 100% of Countryside Canada Power Inc. ("Countryside Canada".)

The Fund was established to fund, through Countryside Canada, the acquisition of Countryside District Energy Holdings Corp. (formerly known as USE Canada Holdings Corp.) consisting of the district energy systems located in Charlottetown, Prince Edward Island (the "PEI System") and London, Ontario, (the "London System"), (collectively the "District Energy Systems"), the acquisition and amendment of existing loans to U.S. Energy Biogas Corp. ("USEB"), the funding of additional advances to USEB (collectively, the "USEB Loans") and the acquisition of a convertible royalty interest in USEB (the "USEB Royalty Interest").

On June 29, 2005, the Fund completed the acquisition of the membership interests of Ripon Power LLC ("Ripon Power") (formerly known as Lightyear Rockland Partners LLC) whose principal assets are two gas-fired cogeneration facilities located in California (the "Cogen Facilities").

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Fund have been prepared by management using Canadian generally accepted accounting principles ("GAAP") and within the framework of the significant accounting policies summarized below.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies. Actual results could differ from those estimates.

(a) Basis of Presentation

Although the Fund was created on February 16, 2004, it did not commence operations and was essentially dormant prior to the completion of the initial public offering on April 8, 2004. As a result, the comparative statements of income and cash flows have been presented for the period from February 16 to December 31, 2004, but only reflect operating results for the period from April 8, 2004 to December 31, 2004. The results of Ripon Power's operations have been reflected in the consolidated financial statements of the Fund beginning on June 30, 2005.

(b) Basis of Consolidation

The consolidated financial statements of the Fund include the accounts of its wholly-owned subsidiary, Countryside Canada, and the accounts of Countryside Canada's direct and indirect subsidiary entities including Countryside U.S. Power Inc. (Countryside U.S. Power), Countryside US Holding Corp. ("Countryside US Holding"), Ripon Power, Ripon Cogeneration LLC ("Ripon Cogen"), Countryside Canada Acquisition Inc. ("Countryside Acquisition"), Countryside District Energy Holdings Corp. ("Countryside District Energy Holdings") and Countryside District Energy Corp. (formerly known as USE Canada Energy Corp.). Countryside District Energy Holdings Corp. is the legal entity that holds the District Energy Systems. All inter-entity transactions and balances have been eliminated on consolidation.

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Equivalents

Cash and cash equivalents comprise only highly liquid investments with original maturities of 90 days or less and are recorded at cost, which approximates market value.

(e) Inventories

Inventories of spare and replacement parts and supplies are valued at the lower of cost, on a first-in, first-out basis, and net replacement value. Fuel, consisting primarily of natural gas, wood chips and oil, is carried at the lower of cost, as determined on a weighted average basis, or net realizable value.

(f) Royalty Interest in U.S. Energy Biogas Corp.

The Royalty Interest in USEB is being amortized on a straight-line basis over 20 years [note 8].

(g) Property, Plant and Equipment

Capital assets are accounted for at their acquisition cost. Improvements that increase or prolong the service life or capacity of an asset are capitalized. Maintenance and repair costs are expensed as incurred. The cost of the property, plant and equipment, less estimated residual value, is depreciated and amortized on a straight-line basis over the estimated useful lives of the assets as follows:

	Years
Buildings	21-35
Equipment	
Plant and distribution	1-35
Computers	3-5
Office	3-5
Vehicles	5
Equipment under capital lease	20

Assets included in construction in progress are not amortized until the installation of the assets is complete and the assets have entered into commercial operation.

(h) Other Intangibles

The fair values at the date of acquisition of the District Energy Systems' customer relationships are being amortized on a straight-line basis over 21 years [note 11]. The fair values of the power purchase agreements at the date of acquisition of the Cogen Facilities are being amortized on a straight-line basis over their remaining lives of between 10 and 12.5 years [note 11].

(i) Foreign Currency Translation

The assets and liabilities of the Fund's US subsidiaries having a functional currency of US dollars are translated into Canadian dollars using the exchange rate in effect at the period end and revenues and

expenses are translated at the average rate during the period. Exchange gains or losses on translation of the Fund's net investment in these operations are recorded as a separate component of Unitholders' Equity.

(j) Financial Instruments

The Fund uses an interest rate swap contract to manage interest rate risk. Payments and receipts under the interest rate swap contract are recognized as adjustments to interest expense on an accrual basis. Any resulting carrying amounts are included in other assets in the case of favourable contracts and accounts payable and accrued liabilities in the case of unfavourable contracts.

Realized gains and losses on interest rate swaps are reported as a component of consolidated interest expense. The change in fair value of the interest rate swaps are recorded as an unrealized gain/loss on the statements of income and recorded as a non-current asset or liability.

The Fund has entered into call option contracts to manage its foreign exchange exposure resulting from foreign exchange fluctuations. The cost of the options was expensed with the fair value of the option contracts being recorded in other assets in the case of favourable contracts or accounts payable and accrued liabilities in the case of unfavourable contracts at the end of each reporting period [note 9].

The above derivative financial instruments represent economic hedges of known exposures, however they do not qualify for hedge accounting and therefore have been recorded at their fair value in the consolidated financial statements.

The Fund does not engage in trading or other speculative activities with respect to derivative financial instruments. The fair value of derivative financial instruments reflects the estimated amount that the Fund would have been required to pay if forced to settle all unfavourable contracts or the amount that would be received if forced to settle all favourable contracts at year end. The fair value represents a point-in-time estimate that may not be relevant in predicting the Fund's future earnings or cash flows.

The Fund is exposed to credit risk in the event of non-performance by its counterparties. The Fund does not anticipate non-performance, as the counterparty to each of the interest rate swap and the call option have investment grade credit ratings from Standard and Poor's of A+.

(k) Deferred Financing Charges

Deferred financing charges represent fees incurred related to bank financing and debenture issuances and are being amortized on a straight-line basis over the life of the instruments, respectively [note 9].

(l) Loan Origination Fees

Loan origination fees represent costs incurred related to the USEB Loans (as defined in the USEB Loan Agreement). These costs are being amortized on a straight-line basis over 15 years [note 9].

(m) Revenue Recognition

Revenue derived from the sale of energy in the form of electricity, steam, hot water and chilled water is recognized on the accrual basis upon delivery at rates pursuant to the relevant energy service agreements ("ESAs") with the purchasing customers. In addition to the sale of energy under the ESAs, the Fund receives from the purchasing customers monthly capacity payments that are fixed and are not dependent upon the amount of energy delivered to its customers. This revenue is recognized as earned on a monthly basis. Income earned from receipt of waste fuel for the PEI System is based on long-term contracts and is recognized upon receipt of the waste fuel at the PEI System. Income from the USEB Loans and the USEB Royalty Interest is recognized as earned.

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

(n) Income Taxes

Future income taxes and liabilities are recognized for the future income tax consequences attributable to differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of tax losses available to be carried forward to future years that are more likely than not to be realized. The differences are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

To the extent that the Fund's taxable income and taxable capital gains are paid or payable to Unitholders, under the terms of the *Income Tax Act (Canada),* the Fund, excluding its corporate subsidiaries, is not subject to income taxes. In addition, as the Fund is contractually committed to distribute to Unitholders all or virtually all of its taxable income and taxable capital gains that would otherwise be taxable to the Fund, the Fund is not required to apply the recommendations of the Canadian Institute of Chartered Accountants Handbook ("CICA"), section 3465. Accordingly, no provision for current income taxes for the Fund is made. Distributions may however be taxable in the hands of Unitholders.

Each of the Fund's Canadian subsidiaries are subject to corporate income and capital taxes as computed under the *Income Tax Act (Canada)* and relevant provincial tax legislation and to CICA Handbook section 3465. Each of the Funds' U.S. subsidiaries are subject to corporate and state revenue and franchise taxes as well as withholding tax on interest and dividends paid to Canadian corporations. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(o) Net Income per Trust Unit

Net income per Trust Unit is based on the consolidated net income for the period, divided by the weighted average number of Trust Units outstanding during the year which was 15,513,147 (from April 8 to December 31, 2004 – 14,905,366). Diluted net income per unit is calculated by dividing consolidated net income, plus interest expense relative to the debt that is being converted by the weighted average number of units used in the basic net income per unit calculation plus the number of units that would be issued assuming conversion of the exchangeable unsecured subordinated debentures into Trust Units of the Fund. For the purposes of the weighted average number of Trust Units calculation, Trust Units are determined to be outstanding from the date they are issued. Diluted income per Trust Unit is not calculated when the impact of the trust units issued on the exchange of the exchangeable unsecured subordinated debentures would be anti-dilutive.

NOTE 3 – FORMATION OF THE FUND

On April 8, 2004, the Fund issued 14,905,366 Trust Units in the Initial Offering at a price of $10.00 per Unit for net proceeds of $136,350 after deducting underwriters' fees of $8,198 and estimated net expenses related to the offering of $4,506. The net expenses have been adjusted to reflect the reimbursement by USEB of $9,340 of costs associated with the equity financing by the Fund.

The Fund also received $30,400 representing the proceeds of a new long-term debt facility ("Credit Facility") through Countryside Acquisition and paid deferred financing fees of $675 related to the New Credit Facility. One of the Fund's subsidiaries entered into an interest rate swap agreement to fix the floating interest rate paid on these amounts borrowed under the Credit Facility for three years at a rate of 3.22% plus a stamping fee of 2%.

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

The net proceeds of the Initial Offering, and the Credit Facility, were used by the Fund, directly or indirectly through its wholly-owned subsidiaries, for the following purposes:

		Amount $
[i]	Acquisition of Countryside District Energy Holdings from U.S. Energy Systems, Inc. ("USEY")	17,635
[ii]	Repayment of existing long-term debt of a subsidiary of Countryside District Energy Holdings and associated interest rate swap	25,989
[iii]	Acquisition and amendment of existing loans to USEB and the funding of additional advances to USEB	107,000
[iv]	Acquisition of the USEB Royalty Interest [US $6,000]	7,884
[v]	Funding of the Holdback account and funding of working capital	2,400
[vi]	Repayment of due to parent company	2,396
[vii]	Payment of loan origination fees on USEB loans	1,340
		164,644

The acquisition of Countryside District Energy Holdings, which includes the District Energy Systems, from USEY for approximately $17,635 pursuant to a purchase and sale agreement is accounted for using the purchase method. The purchase price has been allocated as follows:

	Amount $
Working capital, including cash of $1,394	2,393
Capital assets	29,851
Customer relationships	13,076
Future income tax asset	224
Other long-term liabilities	(4,682)
Long-term debt	(23,227)
Total	**17,635**

Other long-term liabilities includes $2,085 of fees associated with the early termination of the interest rate swap on the long-term debt that existed in a subsidiary of Countryside District Energy Holdings prior to the acquisition by the Fund. Subsequent to the acquisition of Countryside District Energy Holdings, the due to parent company balance of $2,396 was repaid to USEY.

NOTE 4 – ACQUISITION OF RIPON POWER

The Fund's investment in Ripon Power, effective June 29, 2005 was made through its newly formed, wholly-owned subsidiary, Countryside US Holding. Financing for the transaction was provided through an amendment to the Fund's Credit Facility (see note 12). The acquisition was accounted for using the purchase method. The purchase price was satisfied through cash consideration of approximately $44,000 [US $35,800], plus approximately $1,100 of transaction costs.

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts]:

The purchase price has been allocated, in Canadian dollars, as follows:

	Amount $
Working capital, including cash of $2,269	4,823
Property, plant and equipment	46,933
Power purchase agreements	69,510
Other long term liability	(3,122)
Long-term debt	(73,072)
	45,072

NOTE 5 – TRUST UNIT AND EXCHANGEABLE DEBENTURE OFFERING

Trust Unit and Exchangeable Debenture Offering (the "Offering")

On November 14, 2005, the Fund and Countryside Canada closed a offering of 4,720,000 trust units at $9.35 per unit for gross proceeds of $44,132 and $64,180 [US $55,000] aggregate principal amount of 6.25% U.S. dollar denominated exchangeable unsecured subordinated debentures ("Debentures"), due October 31, 2012 (the "Maturity Date"). The Trust Units were issued by the Fund and the Debentures were issued by Countryside Canada. Net proceeds of the Offering were approximately $101,413 and were used to repay indebtedness under the Fund's revolving credit facility associated with the acquisition of Ripon Power, to acquire the long-term debt and working capital revolver of the Cogen Facilities and to pay transaction costs of the Offering with the excess remaining proceeds used for working capital purposes.

Debentures

Interest will be paid in US dollars, semi-annually in arrears on April 30 and October 31, in each year commencing on April 30, 2006. The first interest payment will include accrued and unpaid interest for the period from the closing of the Offering to April 30, 2006. The payment of Debenture principal and interest is subordinated in right of payment to the prior payment of all senior indebtedness of the Fund.

Each Debenture will be exchangeable for Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside Canada for redemption of the Debentures, at an exchange price of $10.75 per Unit (the "Exchange Price") being a ratio of 109.4884 Units per one thousand US dollars in principal amount of Debentures, subject to adjustment in certain events in accordance with the trust indenture governing the terms of the Debentures. Holders exchanging their Debentures will receive accrued and unpaid interest thereon for the period from the last interest payment date on their Debentures to the date of exchange. Notwithstanding the foregoing, no Debentures may be exchanged during the five business days preceding April 30 and October 31 in each year as the registers of the Debenture Trustee (as defined herein) will be closed during such periods.

The Debentures may not be redeemed by Countryside Canada on or prior to October 31, 2008, except in the event of the satisfaction of certain conditions after a Change of Control (as defined herein) has occurred. Thereafter, but prior to October 31, 2010, the Debentures may be redeemed, in whole or in part, at a price equal to the principal amount thereof plus accrued and unpaid interest on not more than 60 days' and not less than 30 days' prior notice, provided that the weighted-average trading price of the Units on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the Exchange Price. On or after October 31, 2010 and prior to the Maturity Date, the Debentures may be redeemed by Countryside Canada, in whole or in part, at a price equal to the principal amount thereof plus accrued and unpaid interest on not

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

more than 60 days' and not less than 30 days' prior written notice.

Subject to regulatory approval, Countryside Canada may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures on redemption or at maturity through, in whole or in part, the delivery of freely-tradeable Units. The Fund will take all actions and do all things necessary or desirable to enable and permit Countryside Canada, in accordance with applicable law, to perform its obligations to deliver the requisite number of Units to the extent holders exercise their exchange right.

The Fund performed a valuation of the embedded holder option on the Debentures and determined that its value on November 14, 2005 was $1,715. Such portion of the value of the Debentures has been recorded as a component of unitholders' equity. The liability component of the Debentures will be accreted to the face value of the Debentures over the term to maturity and accretion for the period will be included in interest expense in the consolidated statements of income (for the year ended December 31, 2005 - $24).

NOTE 6 - INVENTORIES

Inventories consist of the following:

	December 31, 2005 $	December 31, 2004 $
Spare parts	822	778
Fuel	488	276
	1,310	**1,054**

NOTE 7 – LOANS RECEIVABLE FROM U.S. ENERGY BIOGAS CORP.

The interest rate on the USEB Loans is 11.0% per annum with a maturity date of April 8, 2019, subject to mandatory prepayment provisions and prepayment at the option of the lender after 10 years. The USEB Loans are denominated in Canadian dollars and principal and interest is paid monthly. Approximately 56% of the aggregate principal amount of the USEB Loans will amortize over the term of the USEB Loans, gradually increasing from 1.6% of the aggregate principal amount in the first year to 7.3% in the 15th year. The USEB Loans are collateralized by all the assets of USEB.

Principal repayments over the next five years and thereafter are as follows:

	Principal $
2006	2,040
2007	2,276
2008	2,539
2009	2,833
2010	3,161
Thereafter	91,112
	103,961
Less current portion	2,040
Long term portion	**101,921**

NOTE 8 – ROYALTY INTEREST IN U.S. ENERGY BIOGAS CORP.

The Fund, through Countryside Canada, acquired a convertible royalty interest in USEB for $7,884 [US $6,000] at closing of the Initial Offering. For each fiscal quarter prior to that in which the USEB Royalty Interest becomes convertible, the amount of the royalty payable to Countryside Canada will be 7% of USEB Distributable Cash Flow plus an additional percentage of USEB Distributable Cash Flow equal to 1.8% of USEB Revenues (both as defined in the USEB Royalty Agreement). The royalty payment is subject to a distribution cap such that no

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts]

royalties may be paid unless, at the time of such payment, 104.09% of such amount is paid to holders of the USEB common stock, which are currently USEY and Cinergy Energy Solutions, Inc. ("Cinergy").

After the USEB Royalty Interest becomes convertible, but remains unconverted, Countryside Canada will be entitled to receive royalties equal to 49% of the USEB Distributable Cash Flow. The USEB Royalty Interest is convertible at any time in the event of the prepayment in full of the USEB Loans, or on or after the 20th anniversary of the closing of the Initial Offering into non-voting common shares of USEB, representing 49% of the number of common shares of USEB outstanding at the time of conversion. Upon conversion of the USEB Royalty Interest, Countryside Canada's right to receive royalties will terminate.

Amounts owning under the USEB Royalty are payable quarterly, in arrears.

NOTE 9 – OTHER ASSETS

Other assets consist of the following:

	December 31, 2005 $	December 31, 2004 $
Deferred financing fees, net of accumulated amortization of $215 (2004 - $169)	4,671	506
Loan origination fees, net of accumulated amortization of $156 (2004 - $67)	1,184	1,273
Long-term receivable	571	202
Fair value of foreign exchange option contract	215	-
Fair value of interest rate swap and other [note 12]	253	1
	6,894	**1,982**

Deferred financing fees related to the original Credit Facility of $415 were written off in the second quarter of 2005 because the Amended Credit Facility was entered into in order to finance the acquisition of Ripon Power [note 12].

Approximately $3,922 in costs related to the Debentures were deferred and will be amortized over the term of the Debentures. These have been included in deferred charges commencing in the fourth quarter of 2005.

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31, 2005		December 31, 2004	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	2,898	-	339	-
Buildings	3,149	187	2,648	76
Equipment				
Plant and distribution	70,431	4,173	27,269	819
Computers	95	26	65	32
Office	38	8	87	4
Vehicles	169	49	102	47
Construction in process	139	-	904	-
Equipment under capital lease	352	21	236	9
	77,271	4,464	31,650	987
Net book value		**72,807**		**30,663**

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

NOTE 11 – OTHER INTANGIBLES

Other intangibles consist of the following:

	December 31, 2005 $	December 31, 2004 $
Customer relationships, net of accumulated amortization of $1,090 (2004 - $467)	11,986	12,609
Power purchase agreements, net of accumulated amortization of $2,663	63,092	-
	75,078	**12,609**

Customer relationships relate to the purchase of the District Energy Systems. Power purchase agreements were acquired as part of the purchase of the Ripon Power assets.

NOTE 12 – LONG-TERM DEBT

On June 27, 2005, Countryside Acquisition amended its revolving credit facility ("Amended Credit Facility"), with Toronto Dominion Bank as sole lender (a Canadian chartered bank), to increase the amount of the commitment in order to facilitate the acquisition of Ripon Power. On August 12, 2005, the Amended Credit Facility was subsequently syndicated to include Royal Bank of Canada and Canadian Imperial Bank of Commerce as lenders. The Amended Credit Facility provides up to a $78,000 revolving credit commitment with no principal repayment until its maturity on June 27, 2008. The Amended Credit Facility also allows for a swing line of credit in the amount of $2,000 and has the same three year maturity as the Amended Credit Facility. Advances under the Amended Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances will be based on either Canadian prime rate or bankers' acceptances and U.S. dollar advances will be based on either U.S. base rate or London Interbank Offered Rate ("LIBOR"). The applicable margin or stamping fee on the respective base rate will be tied to the leverage ratio of Countryside Acquisition's parent, Countryside Canada calculated at the end of each calendar quarter. The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. A standby fee based on the actual leverage ratio of Countryside Canada is charged on the unutilized portion of the Amended Credit Facility and the swing line of credit. The Amended Credit Facility was further amended on November 14, 2005 to accommodate the Offering. The Amended Credit Facility further allows for letters of credit to be issued, which if issued reduces the amount of available revolving credit commitment accordingly. The fee paid on the letter of credit is also tied to the leverage ratio of the Borrower's payout.

As at December 31, 2005, $47,500 was drawn under the terms of the Amended Credit Facility in the form of bankers' acceptances at 3.53%, plus a stamping fee of 2.375%. Of the $2,000 swing line of credit, $1,615 was drawn at December 31, 2005 at Canadian prime rate of 5.0%, plus a spread of 1.375%. A $3,489 [US $3,000] letter of credit was issued on November 14, 2005 under the Amended Credit Facility and will expire on November 14, 2006 unless extended. The letter of credit replaces a letter of credit issued under the Ripon Credit Facility (defined herein) and essentially provided credit support to the Cogen Facilities' fuel supplier for natural gas purchases. The letter of credit is currently subject to a fee of 2.375% per annum. At December 31, 2005, $27,396 was not drawn on the Amended Credit Facility, including $385 that was not drawn on the swing line of credit. Both undrawn amount is subject to a standby fee of 0.60% per annum. The effective rate of interest for amounts drawn under the Amended Credit Facility is the funded base rate plus the stamping fee, increased or decreased by any amounts due or owed, respectively, by the Borrower under the interest rate swap as described below. For a portion of the quarter ended December 31, 2005, the Fund chose to borrow at Canadian prime rate in anticipation of the Offering [note 5].

As of April 8, 2004, the Borrower entered into an interest rate swap agreement to fix the interest rate paid on $30,000 of its' long-term debt at a rate of 3.22%, which is based on bankers acceptances. On December 6, 2005, this swap was renegotiated which resulted in a new swap agreement with a notional amount of $47,000 and a fixed rate of 3.87%. The swap matures on June 27, 2008 and payments are due every three months.

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

As at December 31, 2005, the fair value of the interest rate swap agreement was $253 favourable and has been included with other assets on the consolidated balance sheets.

Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. and (iii) a guarantee and general security agreement by Countryside Canada. The Countryside US Holding and Ripon Power assets are excluded from the collateral pool under the Amended Credit Facility.

At December 31, 2005, the fair value of the amount drawn on the Amended Credit Facility approximated its carrying value.

Ripon Credit Facility

Ripon Cogen, the operating subsidiary of Ripon Power, entered into a credit facility dated as of March 24, 2005 among a syndicate of U.S. Banks, led by Union Bank of California, N.A. ("UBOC"), in its capacity as administrative agent, collateral agent and issuing bank on behalf of the lenders ("Ripon Credit Facility"). The Ripon Credit Facility and working capital revolver was acquired by Countryside US Holding at the closing of the Offering with a portion of the net proceeds of the Offering. Prior to November 14, 2005, the Ripon Credit Facility included a $69,198 [US $59,500] term loan facility maturing on April 25, 2018, a $5,815 [US $5,000] debt service reserve letter of credit expiring on March 24, 2015), a $3,489 [US $3,000] letter of credit issued for benefit of a fuel supplier with an expiration of July 10, 2006, and a $2,326 [US $2,000] working capital revolver maturing on March 24, 2008.

The term loan facility was available to be drawn in U.S. dollars, and the interest rate was based either on the U.S. prime, or LIBOR rate, plus an applicable margin which escalated throughout the loan term.

The debt service reserve and the fuel supplier letters of credit were subject to fees on the issued amount, equal to the then applicable margin of the term loan facility.

As of March 30, 2005, Ripon Cogen entered into an interest rate swap agreement with UBOC to fix the interest rate paid on the fully drawn balance of the term loan facility at 4.939% per annum. The applicable margin in effect during the period from the date of the Fund's acquisition of Ripon Power through the Ripon Credit Facility repayment date was 1.50%. The swap maturity coincided with the maturity of the Ripon Credit Facility on April 25, 2018. The notional amount of the swap was initially US$59,500 and was adjusted each quarter to match the amortization of the term loan facility.

On October 25, 2005, the interest rate swap agreement was terminated at a cost to the Fund of $496 [US $425].

NOTE 13 – FUTURE INCOME TAX LIABILITY

The income tax expense consists of the following:

	For the year ended December 31, 2005 $	For the period from February 16, 2004 to December 31, 2004 $
Current	22	10
Future	1,309	506
Provision for income taxes	**1,331**	**516**

The future income tax liability consists of the following:

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

	December 31, 2005 $	December 31, 2004 $
Future income tax asset		
Losses available for carry forward	3,300	3,302
Property, plant and equipment	924	306
Loss on interest rate swap	-	18
Future income tax liability		
Customer relationships	(4,395)	(3,908)
Gain on interest rate swap	(91)	-
Difference between tax and book income of U.S. subsidiary	(1,329)	-
Net future income tax liability	**(1,591)**	**(282)**

The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory tax rates as a result of the following:

	For the year ended December 31, 2005 $	For the period from February 16 to December 31, 2004 $
Consolidated income before provision for income taxes	14,492	8,081
Income not subject to tax accounting	13,750	10,114
Loss before income taxes	742	(2,033)
Combined federal and provincial income taxes at statutory rate of 37% [2004 - 37%]	277	(751)
Manufacturing and processing deduction	(42)	(132)
Change in future tax rates	45	-
Losses not benefited	2,550	1,389
Losses not previously recognized	(1,521)	-
Other	22	10
Provision for income taxes	1,331	516

At December 31, 2005, the Fund has non-capital losses available for carry forward of approximately $29,859 to reduce future taxable income. The tax benefit associated with the District Energy Systems in respect of approximately $20,859 of these losses has not been recognized in the accounts of the Fund as at December 31, 2005. The majority of these losses expire starting in the year 2006.

The Fund loaned $107,000 to USEB in 2004, and loaned Countryside US Holding $60,638 [US $52,139] by way of an intercompany note during 2005. The Fund has been advised by US tax counsel that interest paid by USEB on the USEB Loans should be deductible by USEB and that interest paid by Countryside US Holding on the intercompany note should be deductible by Countryside US Holding for US federal income tax purposes. The interest on the USEB loans is not subject to any US withholding tax, however, the Countryside US Holding note is subject to US withholding tax at 10%. The consolidated financial statements of the Fund reflect this opinion. However, there is a risk that the Internal Revenue Service ("IRS") could successfully challenge such treatment, resulting in some or all of the interest on the USEB Loans being non-deductible by USEB and/or also resulting in some or all of the interest on the intercompany note to Countryside US Holding being non-deductible by Countryside US Holding and some or all of such interest being subject to US withholding tax at rates of 10% to 30%. As a result, the amount of funds available for distribution to Unitholders could be reduced.

Although management believes that it is unlikely that the IRS would be successful, the application of withholding tax could result in the Fund incurring a liability for taxes. If the Fund were to become liable to pay or remit any withholding tax, other than a withholding tax arising from a disposition of the USEB Loans by the Fund, USEB will be required to increase the amount of interest paid to the Fund with respect to the

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts]

USEB Loans such that, after such withholding tax, the Fund will receive the same amount that it would have received in the absence of such withholding tax.

In addition to the foregoing, and in common with other complex international business structures, the Fund is subject to various additional uncertainties concerning the interpretation and application of Canadian and U.S. tax laws. If tax authorities disagreed with the Fund's application of tax laws, the Fund's profitability and cash flows could be adversely affected.

NOTE 14 – TRUST UNITS

The Declaration of Trust provides that an unlimited number of Trust Units may be issued. Each trust unit represents an equal undivided beneficial interest in any distribution from the Fund and in any net assets of the Fund in the event of termination or wind-up. All trust units are of the same class with equal rights and privileges.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (a) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10-trading day period ending on the date on which the Trust Units were surrendered for redemption (the "Redemption Date"); and (b) 100% of the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date. Redemptions are subject to a maximum of $50 in cash redemptions in any particular month.

On November 14, 2005, the Fund closed an offering of 4,720,000 Trust Units and $63,965 [US $55,000] aggregate principal amount of 6.25% Debentures [note 5]. The Trust Unit portion of the offering resulted in net proceeds of approximately $41,155 after the deduction of $2,207 in commissions and $770 in related transaction costs.

	Number of Units	Amount $
Balances at April 8, 2004 and December 31, 2004	14,905,366	136,350
Issued trust units at November 14, 2005	4,720,000	44,132
Issue costs		(2,977)
Balances at December 31, 2005	19,625,366	177,505

The reconciliation of the denominator in calculating diluted per unit amounts is a follows:

	For the year ended December 31, 2005	For the period from April 8 to December 31, 2004
Weighted average number of units outstanding, basic	15,513,147	14,905,366
Effect of dilutive securities:		
Exchangeable unsecured subordinated debentures	775,418	-
Weighted average number of units outstanding, diluted	16,288,565	14,905,366

NOTE 15 - CONCENTRATION OF CUSTOMER CREDIT RISK

Derivative Financial Instruments

In addition to the interest rate swap contracts (note 12), the Fund has purchased thirty-six consecutive monthly "knockout" call option contracts, commencing in January 2006, which have an exercise price of US $0.89 per Canadian dollar, at a cost of $219 and a notional amount of approximately US$5,300. To the extent that the US/Canadian dollar exchange rate reaches $0.84 (the "knockout price") at any time while the option contracts are still in effect, the remaining unexpired monthly call option contracts will immediately expire and be automatically

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

replaced with forward foreign exchange contracts with the same scheduled monthly Canadian dollar amounts at the exchange rate equal to the knockout price.

Concentration of Credit Risk

The Fund is dependent upon the operations and assets of USEB through the USEB Loans and the USEB Royalty Interest.

Each of the Cogen Facilities has one primary utility customer as well as one industrial customer to which it provides steam, under long-term contract. The Fund's credit risk exposure in the event of non-performance by its customers is limited to the face value of the receivables. No collateral is required on these receivables.

Electricity sale pursuant to the PPA with Southern California Edison ("SCE") and Pacific Gas & Electirc ("PG&E") accounted for 31% and 17%, respectively of revenue for the year ended December 31, 2005. Approximately 51% of the year end accounts receivable balance was due from SCE relating to electricity sales.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments

As of April 8, 2004, Countryside Canada delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting Countryside District Energy Holding Corp.'s future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System (a division of Countryside District Energy Corp.) is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on 10 days notice to WPS. The Fund renewed the guarantee, effective January 1, 2006 to an aggregate amount of $1,200, covering the period up to December 31, 2008.

The Cogen Facilities are comprised of the "Ripon Facility" and the "San Gabriel Facility". Each facility has a gas turbine lease agreement with a third party, to have turbines available for their use during the year in the case of malfunction of the existing equipment. The annual cost of these leases is approximately $343 [US $295]. The leases expire in August 2006 and July 2007, respectively. Both leases are subject to an annual escalation amount based upon an inflation factor.

The Cogen Facilities have two power turbine lease agreements with a third party, one for each facility, to have a rotor, turbine casing and transition duct available for their use during the year in the case of malfunction of the existing equipment. The annual cost of each of these leases is approximately $58 [US $50]. Both leases expire in March 2009.

Under the Cogen Facilities' fuel purchase agreements with British Petroleum ("BP"), each facility is required to purchase 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day. This purchase commitment is effective for both facilities through the life of agreements, which expire on June 30, 2006. The price of fuel for the Ripon Facility is fixed at $6.17 [US $5.31] per MMBtu under its fuel purchase agreement. Accordingly, the Ripon Facility's approximate minimum future fuel commitments subsequent to December 31, 2005 are $11,168 [US $9,611] for 2006. The price of fuel for the San Gabriel Facility resets monthly at current market prices. As such, the San Gabriel Facility's total fuel cost commitments through June 30, 2006 are not reasonably determinable. The San Gabriel Facility's effective price of fuel was $9.76 [US $8.39] per MMBtu for December 2005.

Operation and maintenance agreements have been entered into with North American Energy Services Company ("NAES") for the operation and maintenance of each of the Cogen Facilities. The agreements cover the operation of the two plant facilities including administration of all payroll and benefits for plant staff, plant operations and compliance and facility level accounting. Annual fees for each of these agreements are $198 [US $170] plus an incentive payment, which is a maximum of $93 [US $80] per year. These agreements expire in 2011.

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

Commitments under other operating leases at December 31, 2005 are: 2007 - $428; 2008 - $406; 2009 - $284; 2010 - $246; 2011 and thereafter - $417

Contingencies

A proceeding is currently pending before the California Public Utility Commission ("CPUC"), in which the CPUC is considering whether to apply a March 2001 ruling which decreased "Short Run Avoided Cost" or "SRAC" levels retroactively for the period from December 2000 to March 2001. Such a ruling could, in theory, apply to many Qualifying Facilities ("QF's") in California, including the Cogen Facilities and may lead utilities to seek refunds or offsets from the QF's which sold the utilities' power during such 4 month period. While management believes that such a result is unlikely, the outcome of such a regulatory proceeding cannot be predicted with certainty. Even in the event of an adverse result, management believes Ripon would have several meritorious legal defenses under federal and state law which should protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them. If the CPUC ultimately adopts a final order imposing a retroactive modification to the SRAC formula, and a remedy based thereon is ordered or authorized, and if such final order and remedy is not reversed on appeal or otherwise enjoined, QFs including the Ripon and San Gabriel Facilities could be required to make refunds and/or accept reduced payments (by way of offset of past overpayment against future payments for power delivered) under their respective PPAs. Such refunds or reduced payments could materially and adversely affect the Cogen Facilities' ability to generate distributable cash.

In December 2005, two shareholders of USEY commenced an action in the Delaware Court of Chancery against USEY, the current directors of USEY, certain former directors and officers of USEY, the Fund and Countryside U.S. Power alleging, among other things, that the defendants violated the Delaware General Corporations Law and fiduciary duties to USEY shareholders in connection with USEY's sale of indirect ownership of the District Energy Systems to the Fund and the consummation of the April 2004 USEB Loan transaction. The Plaintiffs seek damages and equitable relief. The Fund and Countryside U.S. Power believe that the claims alleged against them are without merit and have moved to dismiss the action on, among other grounds, failure to state cause of action, unreasonable delay and lack of personal jurisdiction. Such motion is pending. In the event the suit is neither resolved nor dismissed, the Fund and Countryside U.S. Power intends to defend the suit vigorously. Although the likelihood of an adverse judgment cannot be assessed at this early stage, the Fund and Countryside U.S. Power do not believe it is likely that the litigation will have a material adverse affect on the Fund or Countryside U.S. Power.

NOTE 17 – DEVELOPMENT AGREEMENT WITH CINERGY AND USEY

As of April 8, 2004 Countryside U.S. Holding entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY may contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. is to be paid an annual fee of approximately $512 [US $440] from an indirect subsidiary of Cinergy and USEY. Commencing in May 2005, USEY stopped making payments with respect to its portion of the fees. Countryside US Holding and USEY are in discussions concerning USEY's obligations under the Development Agreement.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five year term unless terminated by any party.

NOTE 18 – DISTRIBUTIONS TO UNITHOLDERS

Distributions totaling $1.0285 per Trust Unit (2004 - $0.7488) being aggregate distributions of $16,145 (2004 - $11,161) were declared. For income tax purposes $5,531 (2004 - $2,519) of the distributions are treated as a

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

return of capital.

Distributions are declared for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

NOTE 19 – SEGMENTED DISCLOSURE

The Fund owns and operates the District Energy Systems and the Cogen Facilities. It also had a loan to, and a convertible royalty interest in, USEB, which is included with the Fund's corporate administrative operations for reporting purposes. These three assets represented the Fund's reportable segments at December 31, 2005.

The Fund analyzes the performance of its three operating segments based on earnings before interest, income taxes, unrealized and realized interest rate swap and unrealized foreign exchange gains and losses, and depreciation and amortization ("adjusted EBITDA"). Adjusted EBITDA is not a standard measure under Canadian GAAP and hence may not be comparable to similar EBITDA information presented by other funds.

The Cogen Facilities were purchased on June 29, 2005, thus the results in the year ended December 31, 2005 represent six months of operations. Similarly, the operating results of the District Energy Systems are reflected from the date they were purchased by the Fund on April 8, 2004 in the table entitled 267 days ended December 31, 2004.

	Year Ended December 31, 2005			
	District Energy	Cogen Facilities	Corporate and Other	Total
Revenues				
Energy	17,932	34,891	-	52,823
Other	1,894	49	12,395	14,338
	19,826	34,940	12,395	67,161
Expenses				
Fuel, operating and maintenance	12,894	22,004	-	34,898
General and administration	1,046	754	5,953	7,753
	13,940	22,758	5,953	42,651
Adjusted EBITDA	5,886	12,182	6,442	24,510
Depreciation of property, plant & equipment				3,363
Other asset amortization				4,698
Operating income				16,449
Capital expenditures	834	-	21	855

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts].

	267 Days Ended December 31, 2004			
	District Energy	Cogen Facilities	Corporate and Other	Total
Revenues				
Energy	10,466	-	-	10,466
Other	1,278	-	9,392	10,670
	11,744	-	9,392	21,136
Expenses				
Fuel, operating and maintenance	7,775	-	-	7,775
General and administration	758	-	1,295	2,053
	8,533	-	1,295	9,828
Adjusted EBITDA	3,211	-	8,097	11,308
Depreciation of property, plant & equipment				988
Other asset amortization				998
Operating income				9,322
Capital expenditures	1,701	-	98	1,799

	December 31, 2005 $	December 31, 2004 $
Total assets		
District Energy	35,899	31,756
Cogen Facilities	124,041	-
Corporate and Other	131,867	134,361
	291,807	**166,117**

	December 31, 2005 $	December 31, 2004 $
Total other intangibles, net		
District Energy	-	-
Cogen Facilities	63,092	-
Corporate and Other	11,986	12,609
	75,078	**12,609**

All assets, liabilities and revenues located in Canada relate to the District Energy Systems. All assets, liabilities and revenues located in the United States relate to Ripon Power, Countryside US Holding or Countryside U.S. Power, as well as the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue, which are earned from entities based in the United States.

Capital expenditures included in the table above include both non-expansionary expenditures for regular operations as well as capital expenditures for improvement or growth projects.

For the year ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts]

NOTE 20 – RELATED PARTY TRANSACTIONS

Independence Power LLC

On June 29, 2005, Countryside US Holding, an indirect subsidiary of the Fund, paid $437 to Independence Power LLC ("Independence") in consideration for services performed in the normal course of development operations by Independence for Countryside US Holding in connection with the origination and structuring of the acquisition of Ripon Power LLC. This amount was recorded as part of general and administration expenses. Independence is controlled by members of senior management of the Fund who serve as officers and directors of certain Fund subsidiaries including Countryside US Holding and Countryside U.S. Power. Independence changed its name to Countryside Ventures LLC ("Countryside Ventures") on September 19, 2005.

Management Agreement

On September 23, 2005, Countryside US Holding and Countryside Canada entered into a management agreement ("Management Agreement") with Countryside Ventures (the "Manager"). Under the terms of the Management Agreement, effective November 1, 2005, Countryside Ventures commenced, providing management and administrative services to Countryside Canada and Countryside US Holding as well as new growth opportunities under long-term agreements. Effective November 1, 2005, Countryside Ventures commenced employing the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund, through Countryside US and Countryside Canada, has a right of first offer on all investment opportunities developed by Countryside Ventures that meet the Fund's investment criteria. In consideration for providing the management and administrative services under the Management Agreement, the Manager shall be entitled to reimbursement from Countryside US Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services described above. During 2005, a total of $805 was paid to Countryside Ventures pursuant to the Management Agreement.

Administration Agreement

On September 26, 2005 the Fund and Countryside U.S. Power entered into a Management and Administration Agreement ("Administration Agreement") with Countryside Canada Ventures Inc. ("Countryside Ventures Canada"), which is a wholly owned subsidiary of Countryside Ventures. Under the Administration Agreement, which was effective November 1, 2005, Countryside Ventures Canada commenced providing management and administrative services to the Fund and Countryside Canada. In carrying out the services described above, Countryside Canada Ventures and its affiliates will be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. During 2005, a total of nil was paid to Countryside Ventures Canada.

Operating Agreement

In conjunction with the Management Agreement, Countryside US Holding and Countryside Ventures entered into an Operating Agreement on November 3, 2005 respecting Ripon Power which will be effective as of July 1, 2005. This agreement will implement for the Ripon Power acquisition, the long-term incentive plan provided for in the Management Agreement. Under the terms of the Operating Agreement, Countryside US Holding will hold a preferred membership interest (the "Preferred Interest") entitling it to preferred distributions of "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms will be defined in the Operating Agreement. Countryside US Holding and Countryside Ventures will, hold subordinate membership interests (the "Subordinate Interests") entitling them to residual distributions made to members, after distributions made in respect of the Preferred Interest, in a ratio of 75:25. Countryside Ventures' Subordinate Interest distribution is subject to downward adjustment and mutual exchange rights as provided in the Management Agreement. During 2005, a total of $1,515 was paid to Countryside Ventures pursuant to the Operating Agreement related to its Subordinated Interests.

NOTE 21 – COMPARATIVE AMOUNTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

UNITHOLDER INFORMATION

CORPORATE OFFICES

Head Office
Countryside Power Income Fund
495 Richmond Street,
Suite 920
London, Ontario N6A 5A9
Tel 519.435.0298

Executive Offices
Countryside Ventures LLC
10 Bank Street,
Suite 680
White Plains
New York, USA 10606
Tel 914.993.5010

Website
www.countrysidepowerfund.com

Auditors
Ernst & Young LLP
Toronto, Canada

Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide St. Postal Station
Toronto, Ontario
M5C 2W9

Investor Relations Firm
BarnesMcInerney Inc.
120 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 1T1

Stock Exchange Listing
Toronto Stock Exchange (TSX): Trust Units: COU.UN
Debentures: CSD.DB.U

COUNTRYSIDE
POWER INCOME FUND

COUNTRYSIDE
POWER INCOME FUND

Annual Information Form

For the period ended December 31, 2004

March 31, 2005

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form may constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of the Fund or the Business, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Information Form, such statements use such words as "may", "will", "expect", "believe", "plan" and other similar terminology. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Form. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this Annual Information Form are based upon what management believes are reasonable assumptions, the Fund cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Annual Information Form, and neither the Fund nor any other person assumes any obligation to update or revise them to reflect new events or circumstances.

COUNTRYSIDE POWER INCOME FUND STRUCTURE

The Fund

Countryside Power Income Fund (the "Fund") is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The Declaration of Trust was amended and restated on April 8, 2004, the date of the initial public offering ("Initial Offering") of trust units of the Fund. The Fund has invested, indirectly, in 2 district energy systems located in Charlottetown, Prince Edward Island (the "PEI System") and London Ontario (the "London System", together with the PEI System, the "District Energy Systems") and 22 biogas projects located in the United States ("the Biogas Projects"). These investments consist of (i) the acquisition of 100% of the issued and outstanding stock of USE Canada Holdings Corp ("USE Canada Holdings"), now known as Countryside District Energy Holdings Corp ("Countryside Holdings"), the indirect owner of the District Energy Systems and (ii) the acquisition of, amendments to and additional advances in respect of certain existing loans to U.S. Energy Biogas Corp. ("USEB") and certain of its subsidiaries, the direct and indirect owners of the Biogas Projects (the "USEB Loan") and the purchase of a royalty interest in USEB (the "USEB Royalty Interest" together with the USEB Loan, the "USEB Investments").

The head office and principal business office of the Fund is 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

Countryside Canada Power Inc.

Countryside Canada Power Inc ("Countryside Canada") is a wholly owned subsidiary of the Fund. Countryside Canada is a corporation incorporated under the laws of Canada pursuant to the Canada Business Corporations Act. Countryside Canada owns 100% of the stock of Countryside Acquisition Corp ("Countryside Acquisition") and 100% of the stock of Countryside U.S. Power Inc. ("Countryside US"). Countryside Canada holds 100% of the USEB Investments.

Countryside Acquisition

Countryside Acquisition is a wholly owned subsidiary of Countryside Canada. Countryside Acquisition is a corporation incorporated under the laws of Canada pursuant to the Canada Business Corporation Act. Countryside Acquisition owns 100% of the stock of Countryside District Energy Holdings Corp. ("Countryside Holdings").

Countryside Holdings

Countryside Holdings, formerly known as USE Canada Holdings Corp., is a wholly owned subsidiary of Countryside Acquisition. Countryside Holdings is a corporation incorporated under the laws of Canada pursuant to the Canada Business Corporation Act. Countryside Holdings owns 100% of the stock of Countryside District Energy Corp. ("Countryside District Energy").

Countryside District Energy

Country District Energy, formerly known as USE Canada Energy Corp., is a wholly owned subsidiary of Countryside Holdings. Countryside Energy is a corporation incorporated under the laws of Canada pursuant to the Canada Business Corporation Act. Countryside Energy owns 100% of the District Energy Systems.

Countryside U.S.

Countryside U.S. is a Delaware corporation incorporated pursuant to the Delaware General Corporation Law. Countryside U.S. performs certain management and administrative services for Countryside Canada and performs certain evaluation and analytic services pursuant to a Development Agreement by and among Countryside U.S., U.S. Energy Systems, Inc. ('USEY") and Cinergy Solutions Inc. ("Cinergy Solutions"), an indirect subsidiary of Cinergy Corp. ("Cinergy"). The following chart illustrates the primary structural, contractual and ownership relationships of the Fund:

FUND STRUCTURE



Unitholders
The Fund
(Ontario)
100%
Common Shares
100%
Countryside Canada Notes
USEY
(Delaware)
Cinergy[1]
(Delaware)
54%
46%
USEB[2]
(Delaware)
USEB Loans
USEB Royalty
Interest
Countryside Canada
(Canada)
100%
100%
Countryside
Acquisition (Canada)
Countryside U.S.
(Delaware)
100
AJG Note
100%
RGS
(New York)
AJG
(Delaware)
Countryside Holdings
(Canada)
50%
50%
100%
Illinois LLCs
(Delaware and Illinois)
Countryside District
Energy (Canada)
100%
Non-
Illinois
Projects
Illinois
Project
Entities
PEI
System
London
System

(1) Cinergy owns its interest in USEB through an indirect wholly-owned subsidiary.

(2) USEB indirectly owns a 50% interest in the Illinois-based Biogas Projects and a 100% interest in the Biogas Projects located outside of Illinois. The remaining 50% interest in the Illinois-based Biogas Projects is owned by AJG Financial Services, Inc. ("AJG") an indirect subsidiary of Arthur J. Gallagher Corp. On closing of the Offering, USEB made capital contributions to its indirect subsidiaries that own the Illinois-based Biogas Projects. Additionally, on closing of the Offering, AJG made a cash down payment and issued the AJG Note to USEB through which AJG satisfied its obligation to pay for its 50% interest in certain of the Illinois-based Biogas Projects. Debt service payments on the AJG Note serve as a source of funds for debt service payments under the USEB Loans and the payment of Royalties under the USEB Royalty Interest. See "The Biogas Projects – Commercial Structure of the Biogas Projects – Genco".

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Fund

Pursuant to a Prospectus dated March 29, 2004, the Fund completed its Initial Offering on April 8, 2004 and issued 14,905,366 Trust Units at a price of $10.00 per Unit.

In connection with the Initial Offering, the Fund acquired, through Countryside Acquisition 100% of USE Canada Holdings the indirect owner of the District Energy Systems described under the heading "Description of the Business-The District Energy Systems". A Business Acquisition Report describing the details of this transaction in full was filed with the Ontario Securities Commission (OSC) on June 22, 2004, and is incorporated by reference in this annual information form. A copy of this report can be found on www.sedar.com. On such date the Fund also acquired, amended and made additional advances in respect of the USEB Loans and acquired the USEB Royalty Interest both described under the heading "Description of the Business-the Biogas Projects".

The Fund also received $30,400,000 representing the proceeds of a new long-term debt facility (the "New Credit Facility") through Countryside Acquisition.

Fund's Objectives and Strategy

The Fund's objectives are to maintain the stability and sustainability of cash distributions to Unitholders and increase, when prudent, cash distributions per Unit. In order to achieve these objectives, the Fund intends to focus on enhancing current operational practices of the Business, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure, including, among others, cogeneration projects, green energy projects and district energy systems.

Operating Strategy

The Fund's operating strategy is to continue to retain the services of qualified and experienced operators, and, when required, hire experienced operations personnel or contract with firms with the requisite operational expertise.

Since the closing of the Offering, the Businesses have continued to be operated and managed by the employees of USEB and Countryside District Energy that have operated the Biogas Projects and District Energy Systems for a number of years. Administration and operations oversight of the Biogas Projects is currently performed by USEY and a subsidiary of Cinergy, respectively. The power generation equipment for 10 of the Biogas Projects is operated by outside operators under contract. GE/Jenbacher is the operator for eight of these 10 Biogas Projects.

In addition, Countryside U.S. employs a management team currently comprised of three individuals to monitor the Fund's indirect investments in the District Energy Systems and

the USEB Investments and to evaluate investment opportunities. These individuals have extensive experience with the Business and managing the growth of energy businesses and projects.

Acquisition and Investment Strategy

The Fund intends to acquire or invest in additional projects only if the Fund believes that the acquisition or investment will result in an increase in cash distributions per Unit and will meet the Fund's other acquisition and investment guidelines. Such acquisitions or investments may be financed by the issuance of Units, from the cash flows of the Fund or through borrowings.

Future projects may be located in any region where opportunities meeting the Fund's objectives exist, although it is expected that these opportunities will exist primarily in Canada and the United States and may include: (i) district energy systems; (ii) gas-fired power plants; (iii) green energy projects (*i.e.*, biogas, biomass and wind); (iv) cogeneration projects; and (v) energy outsourcing facilities that provide energy to wholesale, commercial, institutional and/or industrial customers. Management believes that investment opportunities for the Fund will arise: (i) as energy companies seek to sell non-core assets; (ii) through consolidation in the energy industry; and (iii) through the acquisition, development or improvement of projects under the Development Agreement and/or the Improvement Agreement.

Acquisition and Investment Guidelines

The following guidelines will be used in the review and evaluation of possible acquisitions and investments by the Fund:

- each asset will be acquired, or an investment made therein, only if the Fund believes that the acquisition or investment will result in accretive cash distributions per Unit;

- assets in respect of which long-term revenue and energy supply contracts with investment grade or financially stable counterparties exist will be preferred and, in other cases, free market electricity price and exchange rate assumptions used in the acquisition or investment evaluations will be obtained from a recognized independent source;

- the acquisition of, or investment in, each asset will be subject to prior due diligence and based on an independent engineer's report confirming the condition or development of the asset and the technical assumptions used in the acquisition or investment evaluation;

- the expected useful life of each asset and associated structures will, with regular maintenance and upkeep, conform with the Fund's objectives of providing long-term and stable cash distributions to Unitholders; and

- the acquisition of, or investment in, each asset will be reviewed and approved by the Trustees.

DESCRIPTION OF THE BUSINESS

General - Countryside Power Income Fund

The Fund was established to invest indirectly in the Biogas Projects and the District Energy Systems. The Fund's indirect investments consist of the USEB Investments as well as the indirect ownership of the District Energy Systems. The Biogas Projects, located in the United States, currently have approximately 51MW of electric generation capacity and sold approximately 750,000 MMBtu's of boiler fuel in 2004. The District Energy Systems have approximately 122MW of thermal and electric generation capacity.

The Independent Power Generation Industry

Overview

The traditional electricity market structure consisted of vertically-integrated utilities which had a near monopoly over the generation, transmission and distribution of electricity to retail customers. A variety of factors, including rapid growth in electricity demand, rising electricity rates, technological advances and environmental concerns, led certain governments to implement efforts to restructure the electricity industry within their respective jurisdictions. Such changes have, among other things, encouraged the development of generation from independent power producers. In the independent power generation sector, electricity is generated from a number of sources, including: (i) water; (ii) natural gas; (iii) coal; (iv) waste products, such as biomass and biogas; (v) geothermal sources, such as heat or steam; (vi) the sun; and (vii) wind.

While regulated utilities continue to dominate the North American electricity landscape, independent power producers are playing an increasingly important role in the supply of electricity. Policymakers have recognized the benefits of power generated by independent power producers, especially where such power is produced from renewable or waste resources, or at higher efficiencies than conventional utility-owned generation. Currently approximately 30 utilities in the United States offer customers the opportunity to purchase green power derived from biogas which is priced at a premium to electricity generated from non-renewable sources.

Industry Regulation

United States

In the United States, the trend towards restructuring the electric power industry and the introduction of competition in electricity generation commenced with the passage and implementation of the *Public Utility Regulatory Policies Act* ("PURPA"). Among other things, PURPA, as implemented by the United States Federal Energy Regulatory Commission ("FERC"), generally requires vertically integrated electric utilities to purchase power from QFs at their Avoided Cost.

A QF is a distinct type of energy producer that falls into one or both of two primary classes. The first class of QFs includes energy producers that generate power using specific energy sources such as wind, solar, geothermal, hydro, biomass or waste fuels. The second class of QFs includes cogeneration facilities. For so long as a facility otherwise eligible for QF status is not more than 50% owned by a person primarily engaged in the generation or sale of electric power (other than electric power solely from cogeneration facilities or small power production facilities), such facility will be exempt from regulation under the *Public Utility Holding Company Act* ("PUHCA"). Similarly, an entity directly or indirectly owning a QF is not subject to PUHCA by virtue of such ownership. FERC's implementing regulations explain that a cogeneration or small power production facility shall be considered to be owned by a person primarily engaged in the generation or sale of electric power if more than 50% of the equity interest in the facility is held by an electric utility or utilities, or by an electric utility holding company, or companies, or any combination thereof.

With the exception of QFs, generation, transmission and distribution of electricity remained largely bundled until the enactment of the *Energy Policy Act of 1992* (the "1992 Act") and subsequent orders in 1996. Among other things, the 1992 Act enhanced FERC's power to open access to power transmission systems, contributing to significant growth in the independent power generation industry.

While FERC regulates interstate power transmission and has a mandate to ensure that wholesale sellers have access to the transmission grid at fair and reasonable rates, retail competition is largely the responsibility of individual states. According to the U.S. Energy Information Administration, as of March 2005, 24 states, including the State of Illinois, had enacted legislation or issued regulatory orders to implement retail access, with six of these states having delayed or suspended the implementation of these initiatives.

Illinois

Regulatory restructuring of the electricity market in Illinois commenced in 1997 with the passage of *The Electric Service Customer Choice and Rate Relief Act of 1997*. As a result of this legislation, the Illinois power market began a mandatory restructuring transition period that is expected to conclude on January 1, 2007.

Canada

Provincial governments have legislative authority over the generation, transmission and distribution of electricity in Canada. The movement toward restructuring the Canadian electricity industry has been similar to that of the U.S., as each province has determined its policy in this area based on its own assessment of its unique regional circumstances and issues.

Ontario

In 1987, Ontario Hydro, with the support of the Ontario Ministry of Energy, developed policies to encourage the addition of new generating capacity by independent power producers. In connection with this policy initiative, Ontario Hydro entered into a number of long-term PPAs with independent power producers. As of December 31, 2000, there were approximately 90 facilities owned and operated by independent power producers in Ontario that generated a total of 10,710 GWh of power in 2000 from a variety of energy sources, such as water, natural gas and biomass.

On April 1, 1999, Ontario's electricity industry was substantially restructured with the division of Ontario Hydro into five separate crown corporations, the two main companies being Ontario Power Generation Inc., the successor to Ontario Hydro's generation business, and Hydro One Inc., the successor to Ontario Hydro's transmission and distribution business. On May 1, 2002, Ontario's electricity market opened to competition at both the wholesale and retail levels. In November 2002, in response to increased prices of electricity, the provincial government introduced legislation that fixed the price of electricity for low volume and designated customers at 4.3 cents/kWh. On December 18, 2003, the newly-elected Liberal government enacted the *Ontario Energy Board Amendment Act, 2003* changing the electricity price cap for residential consumers effective April 1, 2004 to 4.7 cents/kWh for the first 750 kWh consumed in any month and 5.5 cents/kWh for any consumption above that level. On February 23, 2005, the Government enacted the Electricity Restructuring Act, 2004, setting an average price of 4.5 cents/kWh on the output of OPG's regulated generation assets for between April 1, 2005 to no later than March 31, 2008, and 4.7 cents/kWh on most of OPG's unregulated generation assets for between April 1, 2005 and no later than April 30, 2006. The new pricing described immediately above will affect selected large industrial and commercial customers. On March 11, 2005, the Ontario Energy Board announced changes to the electricity price cap starting April 1, 2005 for residential customers to 5.0 cents/kWh on the first 750 kWh consumed in any month and 5.8 cents/kWh for any consumption about that level. Starting November 1, 2005 the price threshold (first 1,000 kWh/month during the winter months and 600 kWh/month during the summer months) will be reset twice a year. These price caps are expected to remain in place until no later than May 1, 2005 by which time the Ontario Energy Board is directed to develop and implement a new pricing mechanism for residential consumers.

The Biogas Industry

Overview

Biogas, also known as landfill gas, is generated from the decomposition of organic or carbon-based materials, including municipal solid waste. Biogas consists mainly of methane and carbon dioxide, roughly in equal proportions. Methane gas may be used for electrical power generation and for industrial applications. Electricity and boiler fuel sales from biogas projects are dependent upon the rate, quantity and quality of gas flow and the effectiveness of the biogas collection systems on a landfill site.

Biogas is collected by installing gas wells into a landfill at predetermined separations. The wells are connected by a series of pipes that deliver the biogas to the processing and conversion stations. The entire piping system is under a partial vacuum causing biogas in the landfill to migrate toward the wells. Once the biogas is collected, it is delivered to a central processing facility where it is filtered to remove any contaminants that may be suspended in the biogas stream. It is then utilized as fuel to generate electricity, transported to a third party, or flared.

Biogas production at a landfill is estimated using models developed in association with the EPA and other similar bodies. Production estimates are based on accepted, theoretical decay patterns of carbon-based materials, with inputs that include: the filling pattern of the landfill, the composition of the waste, compaction, moisture content, time and local weather conditions. As the amount of waste deposited into a landfill increases, the amount of potential biogas that can be generated by the decomposition of waste also increases. Biogas generation peaks shortly after the closure of the landfill and starts to decline as the ratio of decomposed waste to under-composed waste increases. According to the EPA, depending on the size of the landfill and the amount of waste deposited into the landfill, the amount of biogas generated should continue to be substantial enough to support commercial operations for 20 to 30 years after a landfill ceases to accept waste.

Both methane and carbon dioxide are considered greenhouse gases and contribute to global warming. However, methane is significantly more damaging to the environment than carbon dioxide. The EPA first began regulating municipal solid waste landfills and biogas in 1991 under the *Resource Conservation and Recovery Act.* In 1996, the EPA released the Clean Air Act New Performance Standards and the associated emissions guidelines. As part of these guidelines, newer landfill facilities with large design capacities are required to install gas collection and control systems. The EPA also requires older landfills that exceed prescribed fill amounts to install gas collection and management systems.

The following diagram illustrates a typical biogas collection and electricity generation process.

BIOGAS COLLECTION AND POWER GENERATION PROCESS


Landfill Gas Recovery
6 - Electricity Generation
1 - Landfill Site
5 - Industrial Plant
4 - Intercooler
2 - Knockout Unit
3 - Blower/Compressor

1. **Landfill Site:** Biogas recovery is suitable for existing as well as future landfill sites. In existing sites, the biogas is collected by installing vertical wells every 150 to 300 feet and connecting these vertical wells to a central processing station.
2. **Knockout Unit:** A knockout unit is used to screen out contaminants and free liquids suspended in the biogas.
3. **Blower/Compressor:** The blower/compressor is used to create a partial vacuum in the system that causes the biogas to migrate through the wells toward the processing station.
4. **Intercooler:** The intercooler is used to reduce the temperature of the biogas allowing residual moisture to condense.
5. **Industrial Plant:** At this point, the biogas may be sold as boiler fuel directly to an end-user such as an industrial plant.
6. **Electricity Generation:** Alternatively, it may be used to power generators that convert it into electricity for sale to the local electric utility.

Government Support for Biogas Projects

The U.S. federal government and a number of state governments have put programs in place that provide biogas owners with tax credits, emission credits and/or premium rates for the sale of electricity.

Section 29 Tax Credits

A significant incentive introduced by the U.S. federal government relating to biogas has been the Section 29 tax credit. "Section 29" refers to a program that forms a specific part of federal tax law known as the *Crude Oil Windfall Profit Tax Act of 1980.* This program introduced federal tax credits which are generated upon the sale of certain types of alternative fuels, including the methane component of biogas. The tax credit is generated when the owner of a biogas collection facility sells a unit of methane to an unrelated party for use in energy production. The buyer of the methane is considered to be

unrelated to the owner of the biogas facility under this legislation if there is no more than 50% overlapping ownership, either directly or indirectly, between the two. For credits claimed in 2003, each MMBtu of biogas sold for the generation of energy produced a tax credit of approximately US$1.103. Tax credits for projects developed after 1992 that were operational prior to July 1, 1998 will expire on December 31, 2007.

To qualify for Section 29 tax credits, a biogas facility must have been placed in service before July 1, 1998, pursuant to a binding written contract entered into before January 1, 1997. A contract was binding if it provided a completion date, a maximum price, was valid under state law, did not limit damages to a specified amount (or provided for liquidated damages of at least 5% of the total cost of the facility), and was not substantially modified on or after January 1, 1997. The facility was placed in service before July 1, 1998 if, by that date, the owner of the facility obtained all necessary licenses and permits, completed all critical testing of the facility, and controlled the facility, and if the facility was capable of producing biogas for sale and commenced daily operation, even if further testing to eliminate defects occurred later.

Ilinois Incentives

The State of Illinois, in an effort to encourage the development of green energy fuels, among other things, initiated an incentive program to promote the development of biogas projects. The first step in this process was accomplished by classifying a biogas project that meets certain requirements as a "Qualified Solid Waste Energy Facility" or "QSWEF" under the *Local Solid Waste Disposal Act*. A QSWEF benefits from the provisions of the *Illinois Public Utilities Act* and the *Purchase and Sale of Electric Energy from Qualified Solid Waste Energy Facilities* of the *Illinois Administrative Code*. These state mandates, as implemented by the Illinois Commerce Commission ("ICC"), require an electric utility to enter into a PPA with a QSWEF that has a minimum term of 10 years so long as, among other things, no entity that directly or indirectly owns more than 50% of such QSWEF is primarily engaged in the business of producing or selling electricity, gas or useful thermal energy from a source other than one or more QSWEFs. The electric utility is obligated to purchase the electricity generated by a QSWEF located in such utility's service area at a rate that is equal to the average amount per kWh paid by the local government entities (with certain exceptions) for electricity in such QSWEF's jurisdiction (the "Gross Contract Rate"). The Gross Contract Rate typically exceeds the purchasing utility's Avoided Cost. In such case, the QSWEF receives a premium for the sale of its electricity to the utility, in the form of an incentive, which represents the excess of the utility's Gross Contract Rate over its Avoided Cost. To recover the cost of this incentive, the utility is entitled to Illinois State tax credits equal to the amount of the incentive paid to the QSWEF.

The QSWEF is obligated to reimburse the State of Illinois for the amount of the tax credits claimed by the utility to which it sells electricity and is required to begin repaying this amount no later than the earlier of the date it has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing the project and 10 years from the date the project began commercial operation. Pursuant to regulations under the *Illinois*

Public Utilities Act (the "ICC Regulations"), all incentives must be fully repaid by the QSWEF upon the earlier of 20 years after it began commercial operation or the end of its actual useful life. The incentives are to be repaid over the required repayment period pursuant to a schedule to be determined by the ICC based on the manner in which the utility claimed the tax credits.

In addition, each month, a QSWEF is required to pay the Illinois Department of Revenue an amount equal to US 0.06 cents/kWh sold by it during the prior month.

Other State and Local Incentives

A number of states provide incentives to encourage the development of biogas and other green energy fuels. These incentives have taken the form of direct incentives, renewable energy purchase requirements ("Renewable Portfolio Standards") and the establishment of renewable energy funds. The table below summarizes those U.S. states with Renewable Portfolio Standards.

SELECTED GREEN ENERGY INCENTIVES BY STATE

State	Renewable Portfolio Standards — Minimum % from Green Fuels[1]	Biogas Included
Arizona	1.1% by 2007 (60% Solar)	Yes
California	20% by 2017	Yes
Colorado	3% by 2007, 10% by 2015	Yes
Connecticut	10% by 2010	Yes
District of Columbia	11% by 2022	Yes
Hawaii	8% by 2005, 20% by 2020	Yes
Illinois	5% by 2010, 15% by 2020	Under Review
Iowa	105MW currently	Under Review
Maine	30% currently	Yes
Maryland	7.5% by 2019	Yes
Massachusetts	4% by 2009	Yes
Minnesota	3.6% by 2002 and 4.8% by 2012	Under Review
Nevada	15% by 2013	Yes
New Jersey	6.5% by 2008	Yes
New Mexico	10% by 2011	Yes
New York	25% by 2013	Yes
Pennsylvania	8% by 2020 from "Tier 1" sources including biogas	Yes
Rhode Island	16% by 2019	Yes
Texas	2,000MW by 2009	Yes
Wisconsin	2.2% by 2011	Yes

(1) Source: Database of State Incentives for Renewable Energy, Interstate Renewable Energy Council, and U.S. Department of Energy.

(2) New York State entities are mandated to purchase electricity produced from renewable fuels.

Advantages of Biogas Projects

Abundant and Low Cost Fuel Source

Containment and consolidation of solid waste into landfill sites is a common practice worldwide. The low cost to extract biogas from landfills makes it attractive for power generation relative to natural gas or other more conventional fossil fuel sources.

Environmental Benefits

Biogas produced by landfills has been described as one of the largest contributors to global warming. In order to comply with environmental regulations and reduce the hazard arising from a build-up of biogas (which is highly combustible), landfills are required to burn or flare it in a controlled manner. Converting biogas into electricity not only achieves these objectives, but also provides an alternative source of energy.

Government Support

The recent growth in the development of biogas projects is partly a result of the support that biogas and other green energy fuels are receiving from federal and state governments, regulators and customers in the form of (i) tax credits; (ii) emissions credits; and/or (iii) premium rates for the sale of electricity.

Premium Pricing for Green Energy

Excluding incentives received from federal and state governments, power generated using green energy fuels, such as biogas, has, in certain instances, been able to obtain a premium price over power generated from conventional sources due to the introduction of Renewable Portfolio Standards and increased environmental awareness.

Proven Technology

Several types of standardized equipment are used to generate electricity from biogas. The power generation equipment is manufactured by companies such as GE/Jenbacher, Caterpillar and Deutz all of whom have established track records in the power generation industry. The most common equipment types are reciprocating engines or internal combustion engines, which are customized to operate on biogas. According to the EPA, 82% of biogas projects that generate electricity utilize this technology. For sites with high gas flow, steam turbines or gas turbines may be used.

Low Operating Costs

As a result of the low maintenance requirements and high reliability of biogas equipment, operating expenses for biogas projects are comparatively stable and predictable.

The District Energy Industry

Overview

District energy systems are common in large urban centres worldwide and in North America, including Toronto, Montreal, New York, Philadelphia and Boston. Over 5,000 district energy systems are currently in operation in the U.S., supplying over 8% of commercial floor space. District energy systems typically consist of one or more central production plants that generate steam, hot water and/or chilled water and distribute it through underground pipes to customer buildings.

Structure of District Energy Systems

The central production plant of a typical district energy system converts fuel, such as natural gas, biomass, fuel oil or coal, into steam, hot water and/or chilled water which is distributed through underground pipes to its customers to provide heating, air conditioning and some industrial process uses. Customers typically include government offices, hospitals, educational institutions and apartment buildings, as well as commercial businesses that commonly outsource for such services.

TYPICAL DISTRICT ENERGY SYSTEM


Fuel Source
Central Production Plant
Electrical Utility
• Municipal Solid Waste
• Biomass
• Fuel Oil
• Natural Gas
Fuel
• Steam
• Hot Water
• Chilled Water
• Electricity
Electricity
Distributes electricity to local customer base
Government Customers
Steam
Hot Water
Chilled Water
Business Customers
Commercial/Industrial Customers
Residential Customers

Outlook for the District Energy Industry

Argonne National Laboratory and the International District Energy Association estimate that district energy could provide up to 30% of the thermal energy needs in the United States by 2010. New and expanded markets include urban areas, universities and colleges, military installations, and other campus or institutional settings. This growth is driven by the benefits it can provide to local economies, including the revitalization of urban centres by providing a reliable, low-cost energy infrastructure and improving air quality.

Rising energy costs for industrial and commercial consumers, coupled with new environmental initiatives, have encouraged the expansion of existing systems and the development of new systems in Canada. District energy systems have been introduced over the last five years in cities such as Windsor, Sudbury and Markham.

Advantages of District Energy Systems

High Customer Retention

District energy systems provide customers with an attractive alternative to conventional in-house heating and cooling systems. Contracting for energy services with a district energy system eliminates the requirement of a customer to provide building space to house boilers, human resources to manage its systems, and the associated capital investment. In addition, the pricing structure of district energy sales is such that the cost to a customer is competitive with alternative services, resulting in high customer retention.

High System Reliability

District energy systems have been designed to achieve higher reliability than conventional in-house systems as a result of the greater system management expertise and the incorporation of multiple back-up systems, which is not typically feasible to implement in smaller installations.

Low Operating Costs

The operation of large, efficient boilers and integrated distribution systems provides for low operating and maintenance costs on a per customer basis. In addition, district energy systems can be designed to utilize inexpensive, readily-available, low-grade fuels, such as biomass, to enhance operating margins. The use of cogeneration further reduces operating costs by simultaneously producing thermal energy and electricity.

Premium Pricing for Value Added Service

District energy competes in the marketplace with a customer's alternative sources of heating and cooling, and is typically valued at a premium based on its superior convenience, reliability and environmental advantages.

THE BIOGAS PROJECTS

Background

On May 1, 2001, the predecessor of USEB, Zahren Alternative Power Corporation, was acquired by USEY (54.26%) and an indirect subsidiary of Cinergy (45.74%). USEB owns 100% of the Biogas Projects located outside of Illinois and 50% of those located in Illinois, of which AJG owns the remainder.

Cinergy is a diversified U.S. energy company that manages a balanced and integrated portfolio of regulated operations and commercial businesses. Cinergy's regulated operations distribute electricity and natural gas to approximately 1.5 million and 500,000 customers, respectively, across three midwestern U.S. states. Cinergy also owns approximately 7,000MW of electric generation capacity in Indiana and its commercial business unit owns approximately 6,300MW of electric generation capacity across the U.S.

USEY is an independent power producer servicing large retail customers, including industrial and commercial end-users. USEY owns, operates and/or has financed 22 green energy, district energy and cogeneration projects in North America and Western Europe with a total of approximately 51MW of electric generation capacity. An indirect subsidiary of Cinergy owns approximately 5% of the outstanding common shares of USEY and a senior officer of Cinergy is a member of the board of directors of USEY. USEY and an indirect subsidiary of Cinergy are parties to a joint project development agreement.

USEB Operating Profile

The Biogas Projects currently have approximately 51MW of electric generation capacity. Eighteen of the 22 Biogas Projects have contracts with local electric utilities for the sale of electrical output. The Brookhaven project leases electric generation equipment to a third party, which in turn has a contract to sell the output to an electric utility.

In addition, USEB receives payments under notes issued to subsidiaries of Cinergy and AJG ("Gasco Notes") in connection with the sale of its ownership interests in 16 Gascos that qualify for Section 29 tax credits. These payments are scheduled to end in 2007. The loss of this revenue stream in 2007 is expected to be primarily offset by increased electricity and boiler fuel production volumes from planned expansions of the Biogas Projects.

The Biogas Projects are located across nine states in the U.S. with a majority of power sales to electric utilities in the State of Illinois. The Biogas Projects are able to capitalize on regional opportunities as they relate to the sale of electricity and government incentive programs.

SUMMARY OF BIOGAS PROJECTS(1)
ELECTRIC GENERATION CAPACITY (MW)


Amity 2%
Barre 1%
Burlington 1%
Onondaga 1%
Countryside 16%
Dolton 10%
Dixon Lee 8%
Morris 8%
Roxanna 8%
Upper Rock 8%
Brookhaven 8%
SPSA 1 7%
122nd Street 6%
Brickyard 6%
Hamms 2%
Manchester 2%
Oceanside 2%
Streator 2%
Willow Ranch 2%

---

(1) Excludes those Biogas Projects whose production output is boiler fuel.

All of the Biogas Projects located in Illinois receive an incentive under the Rate Incentive Program for the first 10 years of their commercial operation. The PPA/Retail Rate Expiry listed in the table below reflects the date of expiry of the entitlement to receive this incentive for each Biogas Project located in Illinois and the date of expiry of the PPAs for those Biogas Projects located outside of Illinois. Subsequent to the expiry of a project's entitlement to receive incentives or its PPA, as the case may be, the relevant electric utility will remain obligated to purchase the project's electrical output at the utility's Avoided Cost for so long as the project produces electricity and maintains its status as a QF under the FPA and meets certain other state law requirements. Alternatively, USEB may choose to sell the electrical output of the Biogas Projects into the Green Power

Market or the electricity wholesale market. USEB may also sell renewable energy credits and GHG emission credits separately from the sale of electricity.

Summary of the Biogas Projects

Set out below is a listing of the Biogas Projects and their key characteristics.

BIOGAS PROJECTS SUMMARY

Project	State	Project Output	MW	PPA/Retail Rate Expiry	Off-Taker(s)	Gas Rights Agreement Expiry	Site Lease Expiry	Landfill Status
Countryside	IL	Electricity	8.0	2011	Commonwealth Edison	(1)	(1)	Open
Dolton	IL	Electricity	5.0	2008	Commonwealth Edison	2016(2)	2016(2)(3)	Open
Dixon Lee	IL	Electricity	4.0	2009	Commonwealth Edison	2017(2)	2017(2)	Open
Morris	IL	Electricity	4.0	2011	Commonwealth Edison	2018(4)	2018(4)(5)	Open
Roxanna	IL	Electricity	4.0	2009	Illinois Power	N/A	2018(2)	Open
Upper Rock	IL	Electricity	4.0	2010	MidAmerican Energy	2017(2)	2029	Open
SPSA I	VA	Electricity	3.3	2014	Virginia Power	2011(6)	2011(6)	Open
122nd Street	IL	Electricity	3.0	2008	Commonwealth Edison	2016(2)	2016(2)	Closed
Brickyard	IL	Electricity	3.0	2009	Illinois Power	2017(2)	2017(2)	Open
Hamms	NJ	Electricity	1.2	2010	GPU/First Energy	2006(7) 2016(2)	2006(7)	Closed Open
Manchester	NH	Electricity	1.2	Ongoing(8)	New Hampshire Public Service	2004(9)	2004(9)	Closed
Oceanside	NY	Electricity	1.2	2006	Long Island Power Authority	2004(7)	2004(7)	Closed
Streator	IL	Electricity	1.0	2009	Commonwealth Edison	2017(2)	2017(2)	Open
Willow Ranch	IL	Electricity	1.0	2007	Commonwealth Edison	2016(2)	2016(2)	Closed
Amity	PA	Electricity	1.0	2007(12)	Penn Power & Light	2006(7)	2006(7)	Closed
Barre	MA	Electricity	1.0	2006(10)	Dominion Power	2015	2015	Closed
Burlington	VT	Electricity	0.7	2006(2)	Burlington Electric Dept.	2006(2)	2006(2)	Closed
Onondaga	NY	Electricity	0.6	2007(13)	Niagara Mohawk	1999(7)	1999(7)	Closed
Cape May	NJ	Boiler Fuel	N/A	2009(11)	State of New Jersey	2011	2011	Open
SPSA II	VA	Boiler Fuel	N/A	2011(12)	CIBA Specialty Chemical	2011	N/A(13)	Open
Tucson	AZ	Boiler Fuel	N/A	2011(12)	Tucson Electric Power	2017	N/A(13)	Open
Brookhaven	NY	Electricity	4.0	2007	Wehran Energy Corp.	N/A(14)	N/A(14)	Closed

(1) The term of such agreements substantially exceeds the term of the USEB Loans and the conversion date of the USEB Royalty Interest.

(2) Subject to two five-year extension terms at USEB's option.

(3) A portion of the site is owned and a portion is leased.
(4) Subject to three five-year extension terms at USEB's option.
(5) The gas rights agreement at the Morris project provides the project's Genco with a site lease. A stand alone site lease is in final stages of being formalized with the landfill owner.
(6) May be extended for one or more five year terms by mutual agreement.
(7) The agreement automatically renews so long as biogas is produced in commercially reasonable quantities.
(8) Continues until terminated by USEB.
(9) Agreement may be extended for up to 10 years upon mutual consent.
(10) May be terminated by off-taker on one year's notice.
(11) Facilities operations agreement under which USEB operates the gas collection system and transmission pipeline to the off-taker and in consideration receives a fee.
(12) Gas purchase agreement.
(13) These Transcos have no facilities located at the site. A transmission pipeline runs from the Gasco directly to the end users.
(14) The Brookhaven project is structured as an equipment lease under which a subsidiary of USEB owns the power generating equipment and receives a fee to operate such equipment.

Commercial Structure of the Biogas Projects

The Biogas Projects may incorporate up to three separate legal entities as illustrated in the following diagram and described below:

TYPICAL BIOGAS PROJECT COMMERCIAL STRUCTURE


Genco
Generation of electricity
Biogas
Electricity
Gasco
Collection of biogas
Utility or Industrial Purchasers
Transco
Transportation of biogas
Biogas
Biogas

Gasco

Gascos are the legal entities that typically own the biogas extraction rights and collection systems and collect and sell the biogas to a Genco and/or a Transco, as the case may be, under long-term, fixed-rate contracts. Gascos are typically structured as limited partnerships whereby the beneficiaries of the Section 29 tax credits own a 99% limited partnership interest in the Gasco and USEB owns a 1% general partnership interest or less in the Gasco. The limited partnership interests are held by investment grade third

parties. Countryside Canada does not own any interest in such limited partnership interests through the USEB Loans or the USEB Royalty Interest except an indirect interest in debt service payments received from such third parties by USEB under the Gasco Notes. In the cases of the Roxanna and Brookhaven projects, USEB does not own an interest in the relevant Gascos.

The Gencos typically provide the Gascos with a portion of the electricity they generate to power their gas collection systems and, in addition, provide operating and maintenance services to the Gascos. The total revenues received by the Gascos for the sale of biogas generally equates to the total cost of the Gencos providing the electricity and operating and maintenance services to the Gascos.

Genco

Gencos are the legal entities that typically own the power generating equipment, purchase the biogas from a Gasco and sell the electricity it generates to an electric utility or industrial user under long-term contracts. The Biogas Projects incorporate 19 Gencos that are wholly-owned subsidiaries of USEB, except for the Illinois-based projects which are owned 50% by USEB and 50% by AJG. Gencos typically lease a portion of a landfill site from an independent third party landfill owner.

Transco

Transcos are the legal entities that typically own the gas transportation equipment and purchase biogas from a Gasco to transport and sell to a third party as boiler fuel under long-term contracts. The Biogas Projects incorporate three Transcos which are all wholly-owned subsidiaries of USEB.

Pricing Structure

Illinois QSWEF Pricing Structure

The State of Illinois established the Rate Incentive Program to encourage, among other things, the proper disposal of waste and, where economically and technically feasible, the efficient use of the products or by-products generated as a result of its disposal. The Illinois-based Biogas Projects all qualify as QSWEFs and, as such, are participants in the Rate Incentive Program. Under the Rate Incentive Program, QSWEFs sell electricity at the Gross Contract Rate for the first 10 years of their commercial operation. The Gross Contract Rate is calculated annually by the electric utility and equals the average amount per kWh paid by local government entities for electricity in the jurisdiction in which the QSWEF is located (with certain exceptions). The difference between the Gross Contract Rate and the electric utility's Avoided Cost equals the QSWEF's incentive. A QSWEF must begin to repay the incentive no later than the earlier of the date the QSWEF has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing its facility and 10 years after the date the QSWEF began commercial operation. The incentive must be entirely repaid by the QSWEF upon the earlier of 20 years after the

QSWEF began commercial operation and the end of the QSWEF's actual useful life. See "— ICC Rate Incentive Program and ICC Reimbursement Account".

Gross Contract Rates are calculated on an annual basis and vary by location. Since both the Gross Contract Rate and Avoided Cost typically change annually, the incentive component also typically changes on an annual basis.

ICC Rate Incentive Program and ICC Reimbursement Account

According to the terms of the Rate Incentive Program, a QSWEF must start repaying an amount equal to the incentive portion of the Gross Contract Rate to the State of Illinois no later than the earlier of the date the QSWEF has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing its facility and 10 years after the date it began commercial operation. The incentive must be entirely repaid upon the earlier of 20 years after the QSWEF began commercial operation and the end of the QSWEF's actual useful life. The repayment obligation to the State of Illinois is equal to the amount of the incentive received, without interest, and is required to be made under a schedule to be determined by the ICC based on the manner in which the local utility claimed the relevant tax credits.

To ensure sufficient funds exist for reimbursement of the incentive, each Illinois-based Biogas Project agreed, under the orders that the ICC issued to establish and/or confirm its status as a QSWEF (the "ICC Orders"), to establish an ICC Reimbursement Account which it funds with a portion of the amount of the incentive it receives . The ICC Orders have no specific requirements for the amount of funds that need to be deposited in the ICC Reimbursement Account for repayment of the incentive or for the type of investments that are appropriate for the ICC Reimbursement Account. Each Illinois-based Biogas Project invests the funds held in a ICC Reimbursement Account in a balanced portfolio of fixed income, equity and other investments managed by a professional advisor. See "Risk Factors — Risks Related to the Business — QSWEF Status" and "Risk Factors — Risks Related to the Business — ICC Repayment Liability".

Although the Rate Incentive Program for each of the Illinois-based Biogas Projects terminates 10 years after the commencement of commercial operation, the local electric utility is obligated to purchase the electrical output from such Biogas Project at the utility's Avoided Cost for so long as the Biogas Project qualifies as a QF and satisfies Illinois laws. This obligation arises under requirements of PURPA, and Part 430, *Purchase and Sale of Electrical Energy from Cogeneration and Small Power Production Facilities* of the *Illinois Administrative Code.*

Green Power Market and Pricing

After expiration of the 10-year period over which the Illinois-based Biogas Projects participate in the Rate Incentive Program, and after expiration of the PPAs for the non-Illinois-based Biogas Projects, USEB anticipates that it will sell the power generated by the Biogas Projects into the Green Power Market, if economically attractive.

The use of power derived from alternative sources has been mandated in several states in the United States, in addition to being discussed at a federal level. Such states, including Illinois, have incorporated, or are in the process of incorporating or considering the incorporation of, Renewable Portfolio Standards. These standards require that a certain percentage of power generated be derived from a renewable fuel source. In Ontario, the Electricity Conservation and Supply Task Force, which was established in June 2003 and released its report on January 14, 2004, has recommended that Ontario implement Renewable Portfolio Standards and concluded that renewable energy generation will be a vital part of Ontario's future electricity supply mix. The mandate for such standards stems from the objective of reducing the use of fossil fuels, reducing the reliance on foreign energy sources and increasing the production of clean energy.

In those jurisdictions where the Renewable Portfolio Standards exist, Green Power Markets may develop and rates for green power may increase to a level that may result in green power generation reaching the level set by the Renewable Portfolio Standards. Such levels typically involve a price premium on electricity generated reflecting the total cost (including capital) of producing such power. In addition, without state-mandated Renewable Portfolio Standards, it has been demonstrated that there is a segment of the general public that has a preference for electricity generated from green power, and is willing to pay a premium for such power.

Section 29 Tax Credits

Since the development of the Biogas Projects, USEB has sold predominantly all of its ownership interests in the Gascos to either Cinergy or AJG.

An indirect subsidiary of Cinergy purchased USEB's ownership interests in the Countryside, Morris and Brown County Gascos. Consideration for the purchase was in the form of: (i) an up-front down payment; (ii) a fixed note with specified principal and interest payments; and (iii) a contingent note whose payments are based upon the amount of MMBtus sold by the Gascos to the Gencos. USEB has agreed to indemnify the indirect subsidiary of Cinergy for certain losses suffered in the event that certain tax-related representations and warranties made by USEB are inaccurate.

AJG purchased the ownership interests in other Biogas Projects' Gascos, which generate Section 29 tax credits. Consideration from AJG to USEB was in the form of: (i) an up-front down payment; and (ii) a contingent note whose payment is based upon the amount of MMBtus sold by the Gascos to the Gencos. AJG subsequently sold certain of such ownership interests to a subsidiary of American International Group. USEB has agreed to indemnify AJG for certain losses suffered in the event that certain tax-related representations and warranties made by USEB are inaccurate.

The ability of a project to receive Section 29 tax credits depends on the placed-in-service date of the facility. Section 29 tax credits for the Gascos at 14 Biogas Projects are currently available annually until December 31, 2007, based on an in-service date of on or before June 30, 1998. These projects include Brickyard, Cape May, Countryside,

Dixon Lee, Dolton, Hamms, Manchester, Morris, 122nd Street, SPSA (I and II), Streator, Upper Rock, Tucson and Willow Ranch. Biogas Projects with in-service dates prior to 1993 qualified for tax credits only through 2002. These projects include Amity, Burlington, Oceanside and Onondaga. USEB also owns two developmental sites where the Gascos generate tax credits, and receives revenues from four other Gascos where the sites themselves are owned and operated by third parties. In 2004, these four sites generated revenues of approximately US$180,000. USEB has two generating facilities, Brookhaven and Roxanna, whose Gascos were not owned by USEB and therefore generate no revenue for USEB from Section 29 tax credits.

USEB thus receives a cash flow stream in connection with the sale of its Gasco interests. Since Section 29 requires that a sales transaction take place between unrelated parties, the Genco/Gasco structure was created. Each Biogas Project (except Brookhaven and Roxanna), regardless of whether it is a Genco or Transco, is affiliated with a Gasco entity that has generated and/or continues to generate Section 29 tax credits for the benefit of the Gasco entity's owners. Neither USEB nor any of the Gascos has obtained a ruling from the IRS confirming that Gascos generate Section 29 credits. All of the Biogas Projects currently in operation (except for the Roxanna and Brookhaven projects) have provided or continue to provide economic benefits to USEB through the sale of Section 29 tax credits to investment grade counterparties — Cinergy, AJG and American International Group.

Operations

Effective January 1, 2003, USEB entered into operating and maintenance agreements with RUN Energy for the operation and maintenance of the Countryside and Morris projects. Under the terms of these agreements, RUN Energy is responsible for all expenses related to the operation of the equipment including scheduled major and minor overhauls and the supply of fluids and other spare parts, but excluding repair of failed engine blocks. The existing contracts have one year terms with renewal options.

RUN Energy provides management, operations and maintenance services to the energy industry. RUN Energy is a specialist in distributed power generation, including renewable energy and waste fuels, with a cumulative total of over 6 million hours of operation at over 30 distributed power plants, predominantly in the biogas industry.

On May 1, 2003, the term of the existing operating agreements with GE/Jenbacher for the operation and maintenance of the Brickyard, Dixon Lee, Dolton, 122nd Street, Roxanna, Streator, Upper Rock and Willow Ranch projects were extended to 10 years. Under the terms of these agreements, GE/Jenbacher is responsible for all expenses related to the operation of the equipment including scheduled major and minor overhauls, the supply of fluids and other spare parts and the replacement of failed components. Compensation for the services is at a flat-fixed rate per kWh produced, adjusted based upon the Consumer Price Index and the Producers Price Index. Contract terms include the imposition of penalties or the payment of bonuses should actual production fall below or exceed

prescribed levels. The production levels are adjusted periodically to reflect gas quality and quantity.

With the execution of these operation and maintenance contracts, approximately 69% of the engine generating capacity of the Biogas Projects is operated and maintained by third-party operators under fixed price contracts. As the third-party operators are responsible for the relevant projects' day-to-day operations, USEB has been able to reduce its staffing levels and insurance premiums. The variable cost of operation is approximately 74% of total project operating expenses.

The operation and maintenance functions for the remaining Biogas Projects, including Amity, Barre, Brookhaven, Burlington, Cape May, Hamms, Manchester, Oceanside, Onondaga, SPSA I and II, and Tucson are performed by USEB staff, which is comprised of 21 professionals.

USEB Loans

On closing of the Offering, Countryside Canada purchased certain Existing Loans from the then current lenders to USEB and various affiliates of USEB, including John Hancock Financial Services, Inc. and certain of its affiliates, GESF Energy Capital LLC and AJG, for a cash purchase price equal to 100% of the principal amount outstanding under the Existing Loans on the closing date of the Offering. USEB paid all accrued unpaid interest on the Existing Loans and made an additional payment to John Hancock Financial Services, Inc. and its affiliates and GESF Energy Capital LLC in connection with the purchase.

Upon acquisition of the Existing Loans, Countryside Canada made Additional Advances to USEB and Countryside Canada and USEB and amended the Existing Loans to include the Additional Advances and otherwise give effect to the terms set forth in the amendment to the note purchase agreement governing the USEB Loans (the "USEB Loan Agreement"). Including the Additional Advances, the USEB Loans were for an initial principal amount of $107 million.

The USEB Loans consist of two loans, a loan in the approximate principal amount as of the closing of the Offering, of $89.8 million (the "USEB A Loan") and a loan in the approximate principal amount, as of the closing of the Offering, of $17.2 million (the "USEB B Loan"). USEB is borrower on both USEB Loans. The USEB Entities that own the USEB Operating Assets guaranteed both USEB Loans.

As security for the USEB Loans, Countryside Canada has a first ranking lien on all of USEB's assets except the Excluded Assets, and substantially all of the USEB Operating Assets not directly held by USEB secure the guarantees.

Yankee Energy Services Company ("YESCO") retained its second lien on the equity interests in and assets of the USEB Entities that own the assets of and equity interests in the Countryside, Morris and Brookhaven projects securing its US$4.7 million vendor's

note (the "YESCO Note") which is subordinated to such projects' guarantees of the USEB B Loan but is senior to such guarantors' unsecured guarantees of the USEB A Loan. USEB has provided an unsecured guarantee of the YESCO Note.

The interest rate on the USEB Loans is 11.0% per annum and principal and interest is paid monthly. The USEB Loans have a maturity date of 15 years from April 8, 2004, subject to mandatory prepayment provisions and prepayment at the election of the lender after 10 years. Approximately 56% of the aggregate principal amount of the USEB Loans will amortize over their term gradually increasing from 1.6% of the aggregate principal amount in the first year to 7.1% in the 15th year.

Except in connection with a change of control of USEB, the USEB Loans are not redeemable or repayable prior to five years from their date of issuance. Thereafter, USEB may, to the extent it has available cash, prepay all or a portion of the USEB Loans subject to a yield maintenance provision which requires USEB to make Countryside Canada whole on the forgone returns from the date of prepayment of the USEB Loans to the maturity date. USEB has the right to prepay the USEB Loans on the same basis if there is a change of control of USEB at any time prior to the fifth anniversary of the issuance date. USEB is required to make mandatory prepayments under the USEB Loans under certain circumstances with and without premiums.

Under the terms of the USEB Loans, USEB is required to establish the USEB Reserve. At the closing of the Offering, the USEB Reserve was funded with US$2 million. Thereafter, beginning in 2004, USEB is obligated to fund the USEB Reserve with a minimum of US$250,000 quarterly, increasing by 2.5% per year (the "Projected Minimum Quarterly Funding Amount"), from operating cash flow after payment of all amounts due on the USEB Loans, operating expenses, and ICC reimbursement deposits, but before growth capital expenditures, dividends to the shareholders of USEB and royalty payments to Countryside Canada pursuant to the USEB Royalty Interest. To the extent that there are insufficient funds to satisfy the Projected Minimum Quarterly Funding Amount in each and every quarter commencing in 2004 and until the maturity of the USEB Loans, excess cash flow of USEB (after payment of operating expenses, amounts due on the USEB Loans, operational capital expenditures, ICC reimbursement deposits and the Projected Minimum Quarterly Funding Amount) in subsequent quarters will be deposited into the USEB Reserve until the equivalent of the Projected Minimum Quarterly Funding Amount multiplied by the number of quarters elapsed since the issuance date of the USEB Loans has been funded. Once the required amounts have been funded to satisfy the Projected Minimum Quarterly Funding Amount for each quarter since the issuance of the USEB Loans and certain other conditions have been met, dividends shall be permitted to be paid to the shareholders of USEB.

The following are events of default under each of the USEB Loans: (i) failure to pay principal or interest beyond any applicable grace period, absent a waiver; (ii) default under any covenant beyond any applicable grace period; (iii) defaults under, or revocation of, any material regulatory license; (iv) cross-default to any other USEB Loan; (v) cross-default to payment of other secured debt exceeding $4 million; (vi) the

bankruptcy or insolvency of USEB or any of its subsidiaries; (vii) a judgment against USEB or its subsidiaries in excess of $2 million which has not been stayed or bonded; (viii) a material default under a material contract of USEB or the USEB Entities; (ix) defaults under related loan documents; (x) lapse of security interest in pledged collateral; (xi) material falsity of any representation or warranty made by USEB or a USEB Entity; (xii) acceleration of certain other debt exceeding $8 million; and (xiii) default under or cancellation of certain contracts related to certain projects.

The USEB Loan Agreement contains customary covenants, and representations and warranties for transactions of this nature between arm's length parties.

If Countryside Canada becomes liable to pay or remit any withholding tax or is subject to any amount as or on account of withholding tax in respect of its acquisition, making or holding of the USEB Loans (including the receipt of interest thereon), other than a tax or withholding tax arising from a disposition of the USEB Loans, USEB is required under the USEB Loan Agreement to provide funds or make additional payments to Countryside Canada with respect to the USEB Loans to permit such withholding tax to be paid or remitted (without reducing any payments that would be made to Countryside Canada in the absence of such withholding tax) or otherwise fully indemnify Countryside Canada in respect of such liability, except to the extent that such withholding tax is increased by Countryside Canada's failure to supply such forms and documents as USEB may require to eliminate or reduce such withholding tax. Under the terms of the USEB Loans, USEB is required to hedge its currency exchange exposure under the USEB Loans. On closing of the Offering, USEB will have currency hedges in place to hedge its currency exchange exposure on debt service payments for the first three years of the term of the USEB Loans. Under these arrangements, approximately US$2 million of amounts deposited into the ICC Reimbursement Accounts will be pledged directly to the hedge providers as security for USEB's obligations. Thereafter, 75% of debt service payments will be hedged at various intervals through to maturity.

USEB Royalty Interest

The Fund, through Countryside Canada, acquired the USEB Royalty Interest for US$6,000,000 ($7,884,000) at closing of the Offering. The USEB Royalty Interest entitles Countryside Canada to receive an annual amount (the "Royalty") from USEB that is determined by reference to, and limited by, USEB Distributable Cash Flow (defined below). The USEB Royalty Interest is convertible, subject to certain regulatory conditions, at any time on or after the 20th anniversary of the closing of the Offering on April 8, 2004, or in the event of the prepayment in full of the USEB Loans, on or after the date of such prepayment, into non-voting common shares of USEB (the "Equity Interest"), representing 49% of the common shares of USEB outstanding at the time of conversion. Upon conversion of the USEB Royalty Interest, Countryside Canada's right to receive the Royalty will terminate. The amount of the Royalty payable to Countryside Canada depends upon whether the USEB Royalty Interest has become convertible. For each fiscal quarter prior to that in which the USEB Royalty Interest becomes convertible, the amount of the Royalty payable to Countryside Canada will be equal to 7% of the

USEB Distributable Cash Flow plus an additional percentage of USEB Distributable Cash Flow equal to 1.8% of the USEB Revenues (defined below), but in any event, the Royalty payment will be subject to the Distribution Cap (described below). After the USEB Royalty Interest becomes convertible, but remains unconverted, the Royalty will be equal to 49% of USEB Distributable Cash Flow, subject to the Distribution Cap.

"USEB Distributable Cash Flow" means with respect to any period of time, USEB Revenues less: (i) ICC Reimbursement Account deposits during such period; (ii) actual cash payments and distributions of every kind made by the USEB Operating Assets during such period (other than payments or distributions to other USEB Operating Assets or to Excluded Assets), such payments to include without limitation expenses, salaries, fees, rent, overhead not to exceed US$1.4 million per annum, taxes, capital expense, and, if 100% of the revenues of IEGP II are included in the USEB Revenues, distributions to AJG in respect of its interests in IEGP II, but to exclude payments to the shareholders of USEB in respect of services rendered, and (iii) payments of principal and interest, funding of reserve requirements, including but not limited to the USEB Reserve, and other payments and reimbursements during such period as required by the USEB Loan Agreement and the YESCO Note; provided that the USEB Distributable Cash Flow shall not be reduced by cash invested to expand the capacity or production of the USEB Operating Assets during such period.

"USEB Revenues" means, with respect to any period of time, the aggregate consolidated gross revenues received by the USEB Operating Assets during such period, including but not limited to: (i) interest on and other earnings from investment of the ICC Reimbursement Accounts from time to time, to the extent such interest and earnings are not required by the USEB Loan Agreement to be reinvested in the ICC Reimbursement Accounts and are reasonably determined by USEB to be in excess of the amounts required to provide for reimbursement to the State of Illinois; (ii) interest on and other earnings from investment of the USEB Reserve; (iii) repayments of principal or payments of interest actually received during such period under any of the Gasco Notes; (iv) fees and other payments received from services rendered and sales made to persons or entities other than to the USEB Operating Assets; (v) repayments of principal or payments of interest which are actually received by USEB during such period pursuant to the AJG Note; and (vi) required deposits to the ICC Reimbursement Account; provided that cash or other proceeds generated by a Capital Event (defined as a liquidation of USEB or a sale of substantially all of the assets of USEB) shall not be taken into account in determining USEB Revenues. For purposes of this definition, in order to eliminate multiple counting of revenues, aggregate gross cash revenues shall be determined in a manner that does not take into account amounts of any nature transferred among the USEB Operating Assets.

The USEB Royalty Interest will terminate upon the liquidation of the USEB Operating Assets or a sale of substantially all of the assets of the USEB Operating Assets (such events, together with the refinancing of the USEB Loans, a "Capital Event"). Upon the occurrence of a Capital Event, Countryside Canada will become entitled to receive, subject to the Distribution Cap, US$6 million (the "Return Amount") and 49% of the Net

Residual Proceeds. "Net Residual Proceeds" means the sum of the gross cash and other proceeds generated by a Capital Event and the amounts held in the ICC Reimbursement Accounts as of the date of such Capital Event, less: (i) all expenses of or allocable to the USEB Operating Assets incurred in connection with the Capital Event, including but not limited to legal and accounting fees and disbursements, banking and investment banking fees, brokerage fees, and other internal and third party fees and costs related to the Capital Event and of or allocable to the USEB Operating Assets; (ii) all amounts required to pay the USEB Loans in full; (iii) rate incentive reimbursement amounts payable under the Rate Incentive Program and all other amounts due or reserved for future payments to the State of Illinois in respect of the Illinois-based Biogas Projects; (iv) all amounts required to pay the YESCO Note in full; (v) federal, state and local taxes due and owing and an amount to be reasonably reserved to pay all such taxes which will become payable by the USEB Operating Assets; (vi) all amounts required to liquidate all other financial and contractual liabilities and wind up the affairs of the USEB Operating Assets; (vii) all dividends of USEB and Royalties which are declared and unpaid as of the date of the Capital Event; (viii) a stipulated amount of US$30 million representing the book value of the investment of the shareholders of USEB in the USEB Operating Assets including minority interests, but excluding the USEB Royalty Interest, determined in accordance with GAAP as of the date of the Offering; (ix) a stipulated amount of US$6 million representing the net book value of the USEB Royalty Interest determined in accordance with GAAP as of the date of the Offering; provided that neither the USEB Reserve nor distributions there from shall be taken into account for purposes of determining Net Residual Proceeds, and provided further that for purposes of this definition, Net Residual Proceeds shall not be less than zero. For purposes of calculating Net Residual Proceeds, non-cash proceeds will be valued as follows: (i) publicly traded securities shall be valued at the average of their closing prices (as reported by the stock exchange upon which such securities had the highest daily volume) for the five trading days prior to the closing of the Capital Event, and (ii) any other non-cash proceeds shall be valued at their fair market value reasonably determined in good faith by USEB and Countryside Canada provided that if they are unable to agree, the determination shall be referred to an independent accounting or financial appraisal firm reasonably acceptable to Countryside Canada and USEB.

Notwithstanding the above, no amount will be payable to Countryside Canada under the USEB Royalty Interest (whether in the ordinary course of business, in connection with a Capital Event, or otherwise) unless, in the case of the Return Amount, 500% of such amount is distributed concurrently to the USEB shareholders in respect of their common shares of USEB and, in all other cases, at least 104.09% of such amount is distributed concurrently to the USEB shareholders in respect of their common shares of USEB (the "Distribution Cap").

It is expected that Royalty payments will generally be subject to U.S. withholding tax. Subject to the Distribution Cap, USEB has agreed to increase the amount paid with respect to the Royalty Interest such that, after such withholding tax, Countryside Canada will have received the same amount that it would have received in the absence of such withholding tax, except to the extent that such withholding tax is increased by

Countryside Canada's failure to supply such forms and documents as USEB may require to reduce or eliminate such withholding tax.

THE DISTRICT ENERGY SYSTEMS

Overview

The District Energy Systems are located in Canada, one in Charlottetown, PEI and one in London, Ontario, and have approximately 122MW of thermal and electric generation capacity. The following chart summarizes the District Energy Systems' thermal and electric capacity.

SUMMARY OF DISTRICT ENERGY SYSTEMS
THERMAL AND ELECTRIC CAPACITY (MW)


London
49%
Charlottetown
51%

The PEI System produces steam, hot water and electricity using biomass, waste fuel and fuel oil. The London System produces steam, chilled water and electricity using natural gas as its primary fuel and fuel oil as its alternative fuel. The steam, hot water and/or chilled water generated by the production facilities are distributed to government, commercial and residential customers through underground distribution systems. The high credit quality and long-term contracts with the systems' largest customers, in conjunction with the long-term relationships with its other customers afford stability and predictability to the cash flows of each system. In 2003, a review of the District Energy Systems was conducted by an independent consultant, which included reviews and analyses of equipment, performance and environmental matters.

DISTRICT ENERGY SYSTEMS SUMMARY

System	Province	MW	Top Five Customers[1]	Purchase Agreement Expiry	Customer S&P Credit Rating
Charlottetown	PEI	62.5	Department of Transportation and Public Works	2025	A[2]
			Queen Elizabeth Hospital	2025	Government Funded[2]
			University of Prince Edward Island	2025	Government Funded[2]
			RioCan Property Services	N/A[3]	BBB[4]
			Charlottetown Area Development Corp.	2009	Government Funded[2]
London	ON	59.6	London Health Sciences Centre	2011	Government Funded[2]
			City Centre (Osmington Inc.)	2013	Not Rated
			London Hospital Linen Service	2021	Government Funded[2]
			London Free Press (Sun Media Corporation)	2008	(BB-)
			Royal Host Hotels (Hilton)	2021	(BBB-)
Total		**122.1**			

(1) The top five customers of the PEI System represented approximately 73.3 % of 2004 revenues of the PEI System. The top five customers of the London System represented approximately 48.3% of 2004 revenues of the London System.

(2) Government funded customers receive substantial direct and/or indirect support of one of, or a combination of, the federal, provincial or municipal governments. The S&P credit ratings for Canada and the Provinces of PEI and Ontario are "AAA", "A" and "AA", respectively.

(3) The customer's building has been connected to the PEI System since 1989. The term of the agreement is indefinite, but can be terminated by either party with one month's notice.

(4) DBRS senior unsecured debenture rating for RioCan Real Estate Investment Trust.

The PEI System

The PEI System is a district energy system located in Charlottetown, PEI with total distributing capacity of approximately 62.5MW and total electricity generating capacity of 1.2MW. The PEI System initially consisted of three separate systems, which were built from 1983 through 1987: the Queen Elizabeth Hospital, the Prince Edward Home and the University of Prince Edward Island systems. In 1995, the systems were upgraded and the distribution lines connected to improve efficiency and provide an integrated base for further expansion.

The PEI System produces energy in the form of steam, hot water and electricity from three production facilities. The system is fueled primarily by biomass and waste fuel while fuel oil is used for peaking and back-up. The distribution systems consist of 17 km of hot water distribution and 1.5 km of steam distribution.

Steam, Hot Water and Electricity Sales

The PEI System sells steam and hot water to customers in over 100 government, commercial and residential buildings, each of which is connected to its distribution system. The system's major customers include the Department of Transportation & Public Works, the Queen Elizabeth Hospital and the University of Prince Edward Island, each of which is under long-term contract. Contracts with the system's largest customers generally provide for the pass-through of fuel costs, thereby mitigating the impact of energy price and weather volatility. Approximately 85% of the system's revenues were generated from government-funded entities or investment grade customers in 2004. The system sells the electricity generated beyond that required for the system's operations to Maritime Electric Company, Limited.

Rates for small customers are adjusted monthly, and are based on the customer's cost of fuel oil (the alternative fuel source for heating in PEI), thus enabling prices to remain competitive to other customer alternatives.

In addition to steam, hot water and electricity sales, the system generates revenue from waste fuel fees associated with its acceptance of municipal solid waste from Island Waste Management Corp. ("IWMC"), a Canadian crown corporation run by the Department of Transportation and Public Works.

REVENUE BREAKDOWN BY SOURCE
YEAR ENDED DECEMBER 31, 2004


0.8%
14.8%
84.3%
Hot Water & Steam Sales
Waste Fuel Fees
Electricity & Other Sales

Customers

The PEI System's 10 largest customers as measured by 2004 revenue are listed in the following table.

Customers	Customer S&P Credit Rating	Purchase Agreement Expiry	% of 2004 Revenue
Department of Transportation & Public Works			
Steam Sales	A(2)	2025	23.8%
Fuel Fees(1)	A(2)	2025	16.9%
Queen Elizabeth Hospital	Government Funded(2)	2025	18.8%
University of Prince Edward Island	Government Funded(2)	2025	16.0%
RioCan Property Services	BBB(3)	N/A(4)(5)	2.7%
Charlottetown Area Development Corp.	Government Funded(2)	2009	1.6%
Sport PEI	Government Funded(2)	N/A(2)	1.4%
Dyne Holdings	N/A	N/A(2)	1.3%
Colonel Grey Senior High	Government Funded(2)	N/A(2)	1.0%
Charlottetown Hotel	N/A	N/A(4)	1.0%
Total			**84.5%**

(1) Fuel Fees are generated from IWMC.
(2) Government-funded customers receive substantial direct and/or indirect support of one of, or a combination of, the federal, provincial or municipal governments. The S&P credit ratings for Canada and PEI are "AAA" and "A" respectively.
(3) DBRS senior unsecured debenture rating for RioCan Real Estate Investment Trust.
(4) Customers without indicated contract expiries are customers-at-will. For most customers however, a long demonstrated payment history based on the terms of the original contract exists.
(5) The customer's building has been connected to the PEI System since 1989. The term of the agreement is indefinite, but can be terminated by either party with one month's notice.

Energy Generation

The PEI System generates steam and hot water from three plants: the Energy from Waste Plant (the "EFWP Facility"), the University of Prince Edward Island Facility (the "UPEI Facility") and the Prince Edward Home Facility (the "PEH Facility"). The EFWP Facility is the largest of the three plants and provides the base load for the system. Total capacity is 153,100 lbs/hour of steam, generated from waste fuel, biomass and fuel oil. The UPEI Facility is the main back-up to the EFWP Facility, providing peak firing using fuel oil. In addition, this facility provides cooling to several buildings on the university campus through two chillers supplied with hot water from the distribution system. The PEH Facility, the original district energy facility, is seldom utilized, but can be fired using fuel oil.

In 2003, USE Canada upgraded the EFWP Facility with the installation of two new economizers, upgrades to the wood-fired systems and the installation of a new thermal storage tank. These upgrades were designed to enhance the use of more economic biomass fuels and reduce the use of more expensive fuel oil.

Plant	Capacity	Equipment	Fuel Supply
EFWP Facility (base load facility)	153,100 lb/hour (44MW)	• Three energy-from-waste units and one heat recovery steam generator • Two wood-fired boiler systems • Two fuel oil-fired boilers • 35 MWh (550,000 gal) storage tank	• Municipal solid waste (primary) • Wood waste (primary) • Fuel oil (backup)
UPEI Facility (back-up and peaking facility)	64,000 lb/hour (18MW)	• Three firetube boilers •	• Fuel oil
PEH Facility (back-up and peaking facility)	19,000 lb/hour (5.5MW)	• Three boilers	• Fuel oil

Fuel Supply

The PEI System's three production facilities are fuelled by wood waste (biomass), municipal solid waste and fuel oil for supplementary firing and for peak periods, representing approximately 34.8%, 46.4% and 18.8% of 2004 fuel volume, respectively. The system has contracted for the supply of wood waste through an agreement that expires in 2025 with Georgetown Timber Ltd., a sawmill in PEI. The system receives municipal solid waste from IWMC.

Employees, Operations and Maintenance

There are 33 full-time employees currently employed at the PEI System. The employees are non-unionized, and the system has never experienced a work stoppage. The PEH Facility and the UPEI Facility are operated under long-term leases with the provincial government and the university, respectively. All other land and equipment is owned directly by the PEI System.

Environmental

The PEI System is in material compliance with environmental laws, and has not received any notices or citations relating to environmental compliance. The PEI System is required to report its emissions and operating data to the provincial Department of Environment on an annual basis under its operating permit. In addition, there is a federal requirement to report emissions data annually under the National Pollutant Release Inventory program. Any costs of environmentally driven upgrades required as a result of changes in environmental laws are the direct responsibility of the provincial government.

Operating History

Energy production has increased since 1998, with the largest increase between 2001 and 2002. Waste energy as a percentage of total production declined somewhat over the past few years prior to 2004 due to an increase in overall sales as well as a marginal drop in waste volumes due to the implementation of an integrated waste management system in PEI. Waste Energy as a percentage of total production increased somewhat in 2004 Wood as a percentage of total production has remained constant.

PEI SYSTEM ENERGY PRODUCTION


140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
MWh
2000
2001
2002
2003
2004
Year Ended
MWh Production fom Waste
MWh Production fom Wood
MWh Production fom Oil

The London System

The London System is a district energy system located in London, Ontario with total distributing capacity of approximately 156,000 lbs/hour of steam, 2,850 tons of chilled water, and a total electricity generating capacity of 3.6MW, totaling approximately 59.6MW of thermal and electric generation capacity. The London System produces steam, chilled water and electricity from one facility that uses natural gas as its primary fuel and fuel oil as its alternative fuel. The London System was significantly upgraded in 1994 to enhance its steam and distribution system and to add cooling capability. The distribution system consists of 8 km of steam distribution and 2 km of chilled water distribution.

Steam, Hot Water and Electricity Sales

The London System sells steam and chilled water to a diversified customer base, including the London Health Sciences Centre. Approximately 68% of the system's revenues were generated from investment grade or government-funded entities in 2004. Customer contracts include price escalators which generally provide for a pass-through of fuel costs, thereby mitigating the impact of energy price and weather volatility. The system also sells electricity beyond its internal load requirements under a long-term PPA, which allows the system to either self-dispatch or load follow without penalty. The London System has been able to add additional steam and chilled water customers on a consistent basis. In addition, the London System has expansion opportunities in both the steam and the chilled water markets.

REVENUE BREAKDOWN BY SOURCE
YEAR ENDED DECEMBER 31, 2004


0.1%
13.4%
86.5%
Hot Water & Steam Sales
Chilled Water Sales
Electricity Sales

Customers

The London System's 10 largest customers as measured by 2004 revenue are listed in the following table.

Energy Purchaser	S&P Credit Rating	Contract Expiry	% of 2004 Revenue
London Health Sciences Centre	Government Funded(1)	2011	16.3%
City Centre (Osmington Inc.)	Not Rated	2013	9.4%
London Hospital Linen Service	Government Funded(1)	2021	9.2%
London Free Press (Sun Media Corporation)	(BB-)	2008	6.9%
Royal Host Hotels (Hilton)	(BBB-)	2021	6.4%
Galleria London	Not Rated	2010	6.2%
City and Centennial Hall (City of London)	Government Funded(1)	2007(2)	6.2%
Federal Buildings (Government of Canada)	AAA	2009	4.0%
Court House (Ontario Crown Corporation)	Government Funded(1)	2013	3.8%
Middlesex Condominium	Not Rated	2014	3.5%
Total			**71.9%**

(1) Government-funded customers receive substantial direct and/or indirect support of one of, or a combination of, the federal, provincial, or municipal governments. The S&P credit ratings for Canada and Ontario are "AAA" and "AA" respectively.

(2) Automatic five-year renewals.

Energy Generation

The London System generates steam, chilled water and electricity utilizing two 1.5MW gas turbine generators and two backpressure steam turbines. Waste steam from the turbines is used internally to produce chilled water or is sent directly to the steam distribution system. In addition, chilled water is produced at four other sites, utilizing one 570-ton capacity steam absorption chiller, one 580-ton capacity hot water absorption chiller and three electric chillers (600, 700 and 800-ton capacity units). Steam is generated from one 60,000 lbs/hour boiler, two 35,000 lbs/hour boilers and one heat recovery unit capable of 30,000 lbs/hour. The power plant is fuelled by natural gas with fuel oil available as a back-up.

Plant	Capacity	Equipment	Fuel Supply
London System	156,000 lbs/hour (steam) 2,850 tons (chilled water) 3.6MW (electricity)	• Three boilers and one heat recovery steam generator • Two backpressure steam turbines • One steam absorption chiller • Three electricity-powered chillers • Two gas turbines	• Natural gas (primary) • Fuel oil (backup)

Fuel and Water Supply

Natural gas is purchased through a natural gas marketer and is distributed by the local gas distribution company, Union Gas Limited, through a high-pressure gas line. Fuel oil is readily available in London. Boiler feed water is supplied by the local municipality.

Employees, Operations and Maintenance

There are a total of 11 full-time employees at the London System. These employees are members of the Canadian Energy and Paper Workers Union. The London System has not experienced a work stoppage in more than 30 years. The administrative offices for the London System are located on separate premises in London, along with the Fund's administrative offices, and are leased under a short-term arrangement.

Environmental

The London System is in material compliance with environmental laws, and has not received any notices or citations relating to environmental compliance. The London System is required to report its air emissions data to the Ontario Ministry of the Environment every two years. In addition, there is a federal requirement to report emissions data annually under the National Pollutant Release Inventory program.

Operating History

Sales volumes for the London System have increased over the past number of years and most significantly in 2001 and 2002 with the addition of the London Health Sciences Centre as a customer. Also, chilled water sales have increased with the addition of new customers over the past number of years.

LONDON SYSTEM ENERGY PRODUCTION


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
MWh
2000
2001
2002
2003
2004
Year ended
MWh Production from Natural Gas & Electricity

THE DEVELOPMENT AND IMPROVEMENT AGREEMENTS

Development Agreement with Cinergy and USEY

The Fund, through its wholly-owned indirect subsidiary, Countryside U.S., entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives.

Under the Development Agreement, Cinergy, USEY and Countryside U.S. may seek opportunities to acquire or invest in energy projects that initially, or after further development or improvement, will meet the Fund's acquisition and investment guidelines. Potential energy projects identified by USEY, Countryside U.S., or Cinergy may be presented to all parties for consideration. No party to the Development Agreement is obligated to participate in any project or opportunity. A decision by the Fund or any other party not to participate in an energy project shall not limit any of the other parties' rights to proceed with such project.

Cinergy and/or USEY may contribute such assets, capital and other resources as are required to acquire, develop or improve the energy projects that they choose to pursue. USEY and Cinergy may provide the Fund with an opportunity to acquire or invest in the energy projects on terms that recognize the Fund's objectives to increase, when prudent, cash distributions per Unit while adhering to its acquisition and investment guidelines. A committee consisting of a representative from each of Countryside U.S., Cinergy and USEY will oversee the acquisition, development or improvement of the energy projects. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the Development Agreement. In consideration for these services, Countryside U.S. receives an annual fee of US$430,000 from an indirect subsidiary of Cinergy and USEY.

Whether or not the Fund elects to participate in a potential energy project, the Fund shall retain a right of first refusal to acquire or invest in such energy project should USEY and/or Cinergy divest of the energy project subsequent to its acquisition, development or improvement. However, at no time shall the Fund be obligated to finance the acquisition, development or improvement of an identified energy project or to acquire or invest in an energy project.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five year term unless terminated by any party.

Improvement Agreement with USEB

USEB will provide the Fund with a right of first offer to invest (in a form similar to the USEB Investments) in certain expansion opportunities relating to the existing biogas projects.

DISTRIBUTIONS

Distribution Policy

Monthly distributions are made to Unitholders of record on the last business day of each month and are expected to be paid to Unitholders on or about the 30th day of the following month. The initial cash distribution to Unitholders of record on April 30, 2004 was paid on May 31, 2004 in respect of the period from closing of the Offering to April 30, 2004.

History of Distributions

The following table sets forth the per Trust Unit amount of monthly cash distributions paid or declared but not yet paid by the Fund from the formation of the Fund through and including December 31,2004.

	Distributions Per Trust Unit
2004	
April (1)	$0.0655
May	$0.0854
June	$0.0854
July	$0.0854
August	$0.0854
September	$0.0854
October	$0.0854
November	$0.0854
December	$0.0855(2)

Notes:

(1) This distribution was the first cash distribution of the Fund and covered the period from April 8, 2004 to April 30, 2004.

(2) This amount was slightly increased in December, 2004 to make up for rounding differences in prior months.

Distribution Restrictions

Under the terms of the Fund's Credit Facility, dividends, intercompany debt payments and other distributions cannot be made by the borrower or the guarantors thereunder in the event of a default under the Fund's Credit Facility. In such case Countryside Canada would not be able to provide the Fund with cash necessary to pay distributions. See

"Risk Factors – Risks Related to the Structure of the Fund - Financial Leverage and Restrictive Covenants".

MARKET FOR SECURITIES

The outstanding Units of the Fund are listed for trading on the Toronto Stock Exchange under the symbol COU.UN.

Trading Price and Volume

The following table sets forth the reported high and low closing prices and average daily trading volumes of the outstanding Trust Units as reported by the Toronto Stock Exchange for each month following the close of the Initial Offering through and including December 2004.

Period 2004	Closing High	Closing Low	Average Daily Trading Volumes
April	$ 9.54	$ 9.00	278,433
May	$ 9.45	$ 8.74	57,532
June	$ 9.20	$ 8.94	53,827
July	$ 9.23	$ 8.94	47,201
August	$ 9.30	$ 9.04	37,805
September	$ 9.28	$ 9.03	54,394
October	$ 9.26	$ 9.00	34,115
November	$ 9.05	$ 8.75	42,296
December	$ 9.28	$ 8.73	62,469

Source: Information derived from TSX market data via third party stock quote link: TurboFeed.

RISK FACTORS

The following are certain risk factors relating to the Fund. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form and in the Fund's filings with the Canadian Securities Regulators from time to time including the Fund's final long form prospectus dated March 29, 2004, which can be found at www.sedar.com. Risks relating to the Biogas Projects are applicable to the Fund to the extent they affect: (i) USEB's ability to service the USEB Loans and to repay the USEB Loans at maturity; (ii) USEB's ability to pay the

Royalty under the USEB Royalty Interest prior to a conversion, if any, of the USEB Royalty Interest; and (iii) USEB's ability to pay dividends to Countryside Canada after conversion of the USEB Royalty Interest into the Equity Interest.

Risks Related to the Business

Dependence Upon Key Customers

Electricity generated from the Biogas Projects has historically been purchased by local electric utilities under long-term PPAs. Although USEB attempts to ensure that such customers have acceptable credit ratings upon entering into these contractual agreements, if for any reason such customers are unable or unwilling to fulfill their contractual obligations under the relevant PPAs, the financial condition of USEB could decline and reduce USEB's ability to service the USEB Loans.

The District Energy Systems are reliant on a limited number of customers. Furthermore, a significant number of these customers purchase energy at will and can stop purchasing energy at any time. While the majority of these customers have financial support from either the provincial and/or the federal government in Canada, or are entities with a high quality credit rating, the loss of one or more of these customers could adversely impact the financial condition of Countryside District Energy.

Competition

In markets in which USEB operates, there is competition from companies who are involved in power generation. Some of these companies have access to greater financial resources and have a greater ability to attract and retain personnel than USEB. Although management believes that there are segments of the marketplace where USEB will not face extensive competition, no assurances can be made that it will be able to enter these markets or that there will not be competition in such markets. Additionally, in recent years, such competition has contributed to a reduction in electricity prices in certain markets.

The principal competition for the District Energy Systems is from a wide variety of firms that sell products or services to end-users who choose to build and operate heating and cooling equipment on their own premises. These firms include suppliers of boilers and chillers and fuel suppliers such as gas and electric utilities, which encourage use of equipment that use their products. Some of these suppliers have greater financial resources than the District Energy Systems. In addition, increased competition could result in lower prices for the District Energy Systems' products and services.

Electricity Pricing

While a majority of the off-takers of the Biogas Projects are contractually obligated to purchase electricity under long-term PPAs, the projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the

long-term contracts terminate or expire, USEB will be required to either negotiate new PPAs or sell into the electricity wholesale market for electricity, in which case the prices for electricity will depend on market conditions at the time. Similarly, when the Biogas Projects located in Illinois are no longer eligible to receive incentives under the Rate Incentive Program, it is expected that the projects will seek to negotiate new contracts in the Green Power Market based on rates prevailing in the Green Power Market at the time. Further, the Gross Contract Rate which USEB's Illinois-based Biogas Projects receive is equal to the average amount per kWh paid by the local government entities in the project's respective jurisdiction and, therefore, may be subject to change. Future prices and rates cannot be predicted with certainty and will inevitably deviate from forecasts and such deviation may be material. Significant declines in prices and rates would be expected to have a material adverse impact on USEB. Further, Green Power Markets will be affected by evolving federal and state energy policies as well as normal market forces thus rendering them more unpredictable.

The rate incentive received by each QSWEF, which must be reimbursed to the State of Illinois, represents the excess of the Gross Contract Rate received by such QSWEF from the public utility less the public utility's Avoided Cost. Therefore, the QSWEF's rate incentive and corresponding reimbursement obligation will depend, among other things, on the level of such Avoided Cost, which is beyond the control of the QSWEF and cannot be predicted with certainty.

Project Development Risks

The ability to develop new projects, including projects under the Improvement Agreement, requires success in obtaining various agreements, permits and approvals that are, in certain cases, not within the control of management. No assurances can be given that management will be successful in obtaining these agreements, permits, equipment and approvals on satisfactory commercial terms. Project development also involves significant environmental, engineering and construction risks.

Insurance

There can be no assurance that insurance obtained in respect of the Fund's operations and USEB's operations, including business interruption insurance among others, will be sufficient, continue to be offered on commercially reasonable terms or that events that could give rise to a loss or liability are insured. A significant event which is not fully insured could have a material adverse effect.

Operating Risks

The operation of energy generation facilities involves many risks, including the breakdown or failure of equipment or processes, and performance below expected levels of output or efficiency. If operations are interrupted at these facilities due to mechanical failures or for other reasons, it could have a negative effect on distributable cash. USEB has entered into operation and maintenance agreements with GE/Jenbacher and RUN

Energy for eight and two of its projects, respectively. As a result, USEB is and will be dependent on these third party operators for the successful operation of these projects. To the extent that these parties do not fulfill their obligations under these agreements, USEB's operations at these projects could be adversely affected.

Qualifying Facility Status

If USEB's Biogas Projects were to lose their status as qualifying facilities, then they would no longer be entitled to an exemption from the United States Public Utility Holding Company Act of 1935, as amended. Loss of QF status could trigger defaults under covenants to maintain QF status under the PPA's and debt agreements and result in termination, penalties or acceleration of indebtedness under such agreements plus interest. Further, under PURPA, a regulated utility could refuse to purchase electricity from a USEB Project at such utility's Avoided Cost if QF status was lost and may be entitled to certain remedies for breach of an existing PPA including a refund of payments previously made under the PPA. Accordingly, the ability of USEB to meet its repayment obligations under the USEB Loans is dependent upon the Biogas Projects maintaining QF status. A facility may lose its QF status on a retroactive or a prospective basis.

While certain legislation to repeal and amend certain sections of PURPA, which had been pending before the United States Senate and the United States House of Representatives, would have protected each existing contract of QFs from a repeal of the obligation of electric utilities to purchase from QFs under their existing PPAs, there is no guarantee that any future legislation, as passed into law, would contain provisions to grandfather such PPAs.

Loss of QF status by any Illinois-based Biogas Project would cause it also to lose its QSWEF status.

Section 29 Tax Credits

Historically USEB has sold interests in the Gascos producing Section 29 tax credits to financial investors. Part of the purchase price is contingent on gas production. If gas production were to fall, USEB's revenues may decline. USEB has agreed to indemnify the financial investors that have purchased interests in the Gascos for certain losses suffered by such investors in the event that the Section 29 tax credits are denied in certain circumstances.

The universe of projects eligible for tax credits is limited based on restrictions contained in Section 29. From time to time, legislation has been proposed to renew Section 29 tax credits, but it is uncertain whether this legislation will be enacted, what its final form will be, and in particular whether such legislation would extend Section 29 tax credits for existing projects or make them available only for new projects. The unavailability of these tax credits for future biogas projects may make such future projects less attractive for investment. The expiration of these tax credits for existing projects may make some biogas projects financially unviable and reduce USEB's revenues.

Neither USEB, any of the Gascos, nor any Gasco partner has received a ruling from the IRS confirming that the biogas facilities of the Gascos meet the requirements of Section 29, that the sales of interests in the Gascos by USEB were structured in a way that would entitle the buyers to Section 29 credits, or that sales of methane from the Gascos to the Gencos or Transcos generate Section 29 credits. While a ruling is not required, as is the case with any Section 29 transaction in which a ruling is not obtained, the IRS may challenge the availability of Section 29 credits to any of the Gascos or to its partners.

Regulatory Approvals

The construction and operation of energy projects requires numerous permits from governmental agencies, as well as compliance with environmental laws and other regulations. While, based on USEB's representations, management believes that the projects are in substantial compliance with all applicable regulations and that each of the projects has the requisite permits, regulators and reviewing courts may conclude otherwise. There can be no assurance that new laws, regulations or orders or amendments to or new, more stringent interpretations or enforcement policies with respect to existing laws, regulations or orders which would have a material adverse effect on USEB or Countryside District Energy will not be adopted or that completed projects will comply with all applicable permit conditions, statutes and regulations. If any Biogas Project or District Energy System fails to obtain or maintain any required permit or fails to comply with any applicable law, regulators may take enforcement actions which could have a material adverse effect on the applicable project.

Environmental Health and Safety Risks

The Biogas Projects and the District Energy Systems are regulated by numerous and significant laws, regulations, by-laws, guidelines, policies, directives and other requirements relating to environmental and safety matters. The Biogas Projects and District Energy Systems have obtained environmental permits that are required for their operation. Although management believes that the operations of the facilities are currently in material compliance with applicable environmental laws and permit requirements, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that such systems may not fail, which may result in material expenditures. Failure by the projects and systems to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities (whether as a result of newly discovered issues or known issues that have not been quantified) or expenditures for investigation, assessment, remediation or monitoring, could result in additional expense, capital expenditures, restrictions and delays in the projects' and systems' activities, the extent of which cannot be predicted and which may be material.

Resource Availability and Constancy

The Biogas Projects rely on the extraction of biogas from public and privately-owned landfill sites. The quantity of available biogas is determined by numerous factors beyond the control of USEB including, without limitation, filling pattern of the landfill, the composition of the waste, compaction, moisture content, time and climatic conditions. In the event that the amount of biogas produced by a landfill and/or its methane component is less than expected, or the duration of biogas emission is shorter than expected, the sale of biogas by USEB, the production of electricity by USEB and/or the amount of revenue received by USEB from the sale of Gascos producing Section 29 tax credits may be adversely affected in a material manner.

Generally with respect to each Biogas Project: (i) the Gasco's right to extract biogas from the landfill is subject to a long-term gas rights agreement with the landfill owner; (ii) the Genco or Transco's right to purchase biogas from the Gasco is subject to a long-term gas purchase agreement with the Gasco; and (iii) the Genco or Transco's right to occupy the landfill is subject to a long-term lease with the landfill owner. If one of the foregoing agreements or leases was terminated prematurely, for any reason the relevant Biogas Project would be affected in a material adverse manner.

In November 2004, a foreclosure action encaptioned CIB Bank v. Miss Mimi Corporation et al in the Circuit Court, Lake County, Illinois was commenced by CIB Bank, the holder of mortgages on the real property on which the project owned by Countryside Genco LLC ("Countryside Genco"), an indirect subsidiary of USEB, is located. Countryside Canada was named as a defendant in the action due to its security interest, under the USEB Loans, in Countryside Genco's interest in the site lease and related easement. While the foreclosure complaint seeks to terminate all interests respecting the real property, including Countryside Genco's interest in the site lease and related easement, and Countryside Canada's security interests therein, management believes that Countryside Genco's and Countryside Canada's interests in the Countryside project should not be affected by the foreclosure by virtue of recognition agreements executed by CIB Bank, Countryside Genco and Countryside Canada's predecessor in interest. Countryside Genco and Countryside Canada intend to defend the foreclosure action on this ground among others. However in the event CIB Bank successfully forecloses on Countryside Genco's interests, cash from such project will not be available to service the USEB Loans unless Countryside Genco enters into new contractual arrangements with the owner of the property. There is no assurance that Countryside Genco will be able to enter into such arrangements or that they will be on terms as beneficial to Countryside Genco as the current arrangements. Nevertheless management believes, based of forecasts provided by USEB, that the USEB Loan would not be materially affected by such an outcome.

The amount of energy generated by the PEI System is dependent on the availability of biomass. There can be no assurance that the availability of a stable supply of wood waste from forest products operations will remain unchanged.

QSWEF Status

Eligibility for the Rate Incentive Program is based on compliance with the requirements contained in Illinois Public Utilities Act, the ICC Regulations and the ICC Orders issued by the ICC respecting QSWEF's. A QSWEF would lose all or some of the benefits provided by the Rate Incentive Program if it were found to be in non-compliance with these requirements. Similarly, a QSWEF may lose all or some of such benefits in the event of modifications to the *Illinois Public Utilities Act*, the ICC Regulations, the ICC Orders or ICC policies or repeal of the *Illinois Public Utilities Act*. In such event, the revenues and profits from the affected QSWEFS may be materially adversely impacted. From time to time, legislation modifying the Illinois Public Utilities Act has been proposed. If certain of the introduced legislation had been enacted in its proposed form, it would reasonably be expected to have a material adverse effect on the QSWEFS. To date such legislation has not been enacted; however there can be no assurance that such legislation will not be enacted in the future.

Loss of QSWEF status could trigger defaults under covenants to maintain QSWEF status in various purchase and loan agreements (including the USEB Loans) and result in termination, penalties or acceleration of indebtedness under such agreements plus interest. Accordingly, the ability of USEB to meet its repayment obligations under the USEB Loans and to pay Royalties under the USEB Royalty Interest is dependent upon the Illinois-based Biogas Projects maintaining their QSWEF status.

ICC Repayment Liability

In the future, the ICC may promulgate new regulations and establish new policies or modify existing regulations and policies. Such actions, if taken and upheld by the courts, may have a materially adverse impact on some or all of the Illinois-based Biogas Projects. The ICC has enforcement authority to direct each owner of an Illinois-based Biogas Project to satisfy its reimbursement obligations, which authority may extend to, among other matters, the legal entity that is to hold the ICC Reimbursement Account, the amount of funds to be deposited annually in the ICC Reimbursement Account and the kinds of investments in which such funds are or may be invested. Although the ICC has considered imposing and has imposed such requirements in the past as a condition to its approval of certain proposed transactions, it cannot be predicted with certainty whether and under what similar or different circumstances the ICC may attempt to impose any of such requirements in the future. However, provided the QSWEFs (a) remain in compliance in good faith with the current *Illinois Public Utilities Act*, ICC Regulations and ICC Orders, (b) make timely deposits to their ICC Reimbursement Accounts that, together with earnings thereon from a reasonable and balanced investment portfolio, are reasonably sufficient to meet the QSWEFs' reimbursement obligations to the State of Illinois, and (c) do not seek approval from the ICC for any transactions that require ICC approval or modify existing ICC Orders, the Fund has no reason to believe that the ICC will take any such actions respecting the QSWEFs in a manner materially adverse to them. Approximately US$2 million of the amounts deposited in the ICC Reimbursement

Accounts has been pledged by USEB in support of its obligations under the hedging arrangements to be entered into under the USEB Loan.

If an event of default occurs under the USEB Loan Agreement and Countryside Canada seeks to foreclose on any pledge of the equity of any entity that under Illinois law is deemed to directly or indirectly own any interest in any Illinois-based Biogas Project or the facility owned by such Biogas Project, Countryside Canada would be obligated to comply with applicable requirements of the *Illinois Public Utilities Act* and the ICC Regulations, including, without limitation, the requirement to obtain the approval of the ICC to acquire, own and sell the electricity output from such Illinois-based Biogas Project as a QSWEF. The ability of Countryside Canada to comply with such requirements or the terms and conditions upon which such approval may be granted by the ICC cannot be predicted with certainty. If Countryside Canada was required to obtain ICC approval and was unable to do so, each Illinois-based Biogas Project would retain its right to sell its power at Avoided Cost so long as the project produces electricity, maintains its status as a QF under the FPA and meets certain other state law requirements.

The Fund believes that, as a result of the making of the USEB Loans, the acquisition of the USEB Royalty Interest, the making by USEB of capital contributions to its indirect subsidiaries that own the Illinois-based Biogas Projects, the issuance of the AJG Note and the grant by AJG of an option to USEB or one of its subsidiaries to acquire AJG's indirect 50% interest in the Illinois-based Biogas Projects (the "AJG Option"), the Biogas Projects located in Illinois did not lose their status as QSWEFs and there has been no change in the ownership of any of such Projects as such ownership is currently construed by the ICC under its interpretation of applicable regulations of FERC. However, it is not possible to predict with any degree of certainty whether in a particular case the ICC will determine that any degree or percentage of ownership is to be attributed to any particular entity. Nonetheless, based on a consideration of the factors that the ICC considers relevant in a determination of the degree or percentage of ownership to be attributed to any particular entity and on the provisions of the documents, records and certificates in connection with the transactions contemplated herein, the Fund believes that there is no reason to conclude that the ICC would attribute a percentage ownership to any entity in respect of the Biogas Projects located in Illinois so as to cause such projects to lose their status as QSWEFs or to constitute a change of ownership of such Biogas Projects, as a result of the Fund making the USEB Loans (but not foreclosing upon its liens) or acquiring (but not converting into equity) the USEB Royalty Interest, the making by USEB of capital contributions to its indirect subsidiaries that own the Illinois-based Biogas Projects, the issuance of the AJG Note (but not the foreclosure of any liens securing payment thereof) or the grant of the AJG Option (but not the exercise thereof). In the event the ICC concluded that any of the transactions described in the previous sentence constituted a change in ownership of such Biogas Projects, such Biogas Projects would be required to seek ICC approval of such change in ownership and would have to establish that, notwithstanding such change in ownership, such Biogas Projects still met the requirements of a QSWEF. The Fund cannot predict how the ICC might exercise its discretion or its enforcement authority in such a circumstance.

Under the Rate Incentive Program, each QSWEF must begin to repay the incentive it has received to the State of Illinois commencing no later that the earlier of the date the QSWEF has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing its facility and 10 years after the date its facility commenced commercial operation, with such repayment to be completed no later than the earlier of 20 years after such date of commencement of commercial operation and the end of its facility's actual useful life. In order to meet this obligation, each QSWEF has established an ICC Reimbursement Account in which it has deposited and will continue to deposit a portion of the incentive as it is received with the expectation that such deposits, when invested prudently in a balanced portfolio managed by professional advisors, will over time generate sufficient earnings to permit such QSWEF to meet its reimbursement obligations to the State of Illinois as and when they come due. However, in the event the ICC exercised its enforcement authority in a manner that resulted in a lower return than expected or the investments in the ICC Reimbursement Account otherwise do not generate the expected earnings, a QSWEF may not have sufficient funds to meet its obligations to reimburse the State of Illinois when such obligations come due with potential material adverse consequences to the affected QSWEF.

Payments Under the Development Agreement

Countryside U.S. will receive an annual fee of US$430,000 from an indirect subsidiary of Cinergy and USEY under the Development Agreement. This fee will largely offset the annual operating expenses of Countryside U.S. If the Development Agreement were terminated for any reason, the Fund would no longer be able to offset such expenses with the fee.

Labour Relations

While labour relations at the Biogas Projects and the District Energy Systems have been stable to date and there have not been any disruptions in operations as a result of labour disputes with employees, the maintenance of a productive and efficient labour environment cannot be assured. In the event of a labour disruption such as a strike or lockout, the ability of the Biogas Projects and the District Energy Systems to generate income, and consequently the ability of the Fund to generate cash distributions, may be impaired.

Risks Related to the Structure of the Fund

Dependence on USEB and USE Canada

The Fund is an unincorporated, open-ended, limited purpose trust which is dependent on the management, operations and assets of USEB through the USEB Loans and the USEB Royalty Interest and on the management of USE Canada through the indirect ownership of all of its outstanding common shares. Although the Fund intends to distribute all income earned by the Fund less administrative expenses, tax liabilities and other

obligations of the Fund and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated from the USEB Loans, the USEB Royalty Interest and USE Canada, and paid to the Fund which will depend upon numerous factors, some of which will be beyond the control of management. Problems at USEB may affect USEB's ability to service the USEB Loans and pay Royalties on the USEB Royalty Interest and may breach the restrictions contained in the USEB Loans. The Fund has no ownership or governance rights respecting USEY and USEB, other than certain limited rights arising out of certain of the covenants in the USEB Loans and USEB Royalty Interest, and therefore has limited influence over the management of USEY and USEB. In the event of a breach of the USEB Loans, Countryside Canada may have to attempt to realize on the security underlying the USEB Loans and there can be no assurance that the assets of USEB and its subsidiaries will be sufficient to repay the USEB Loans.

Potential Conflicts of Interest

There may be situations in which the interests of USEY, USEB, the Cinergy subsidiary that holds its interest in USEB and/or management of Countryside U.S. will conflict with those of the Fund and its subsidiaries. Countryside Canada and USEB may have conflicting interests under the USEB Loans and the USEB Royalty Interest. The Fund, USEY and the relevant Cinergy subsidiary may have conflicting interests under the Development Agreement and the Improvement Agreement. USEY, USEB, their subsidiaries, and the management of Countryside U.S. may engage in activities similar to and in competition with the activities of the Fund and its subsidiaries. There may be situations where Unitholders are dependent upon management of Countryside U.S. for the administration of the Fund, and management of USEB and USE Canada for the management and operation of the Biogas Projects and the District Energy Systems, respectively.

Further provisions in the Declaration of Trust, which are similar to those contained in the *Canada Business Corporations Act*, provide certain procedures to be followed in the event of such conflicts of interests, and certain remedies may be available to the Fund where such procedures are not followed.

Public Company Litigation Risk

Because USEY and Cinergy are U.S. publicly-listed companies, any transaction or agreement between USEY or USEB, on the one hand, and the Fund or its subsidiaries, on the other (including the transactions contemplated by the Acquisition Agreement, the USEB Loan Agreement or the agreement creating the USEB Royalty Interest), may be subject to claims by the public security holders and creditors of USEY and Cinergy, which could in turn subject the Fund and/or its subsidiaries to litigation. Litigation is expensive, time consuming and may divert the attention of management away from the operation of the Fund.

Tax-Related Risks

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units particularly since the Department of Finance has indicated it will continue to monitor the income trust market. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, certain income tax considerations would be materially and adversely different in certain respects.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Fund were held by non-residents and partnerships other than Canadian partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these proposed amendments, and we are advised that further discussions will take place with the private sector before a decision is made concerning whether the proposed amendments will be enacted.

There can be no assurance that the Units will continue to be qualified investments for Plans or that the Units will continue not to be foreign property under the Tax Act. The Tax Act currently imposes penalties on non-qualified investments and on excess holdings of foreign property. If the Fund ceases to be a "mutual fund trust" or if Countryside Canada ceases to have a "substantial Canadian presence" (as that term is understood for the purposes of the Tax Act), the Units may become foreign property. The Canadian federal budget of February 23, 2005 included a proposal to amend the Tax Act to eliminate the limit in respect of foreign property for months that end in 2005 and subsequent calendar years. There can be no assurance that these proposals will be enacted into law.

There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted in respect of the Fund's inter-company debt. If such a challenge were to succeed against Countryside Canada or its affiliates, it would materially adversely affect the amount of cash available to the Fund for distribution to Unitholders. Management of the Fund believes that the interest expense inherent in the structure of the Fund is supportable and reasonable in light of the terms of the Countryside Canada Notes. Tax proposals, applicable to taxation years that begin after

2004, will only allow a taxpayer to recognize a loss for a taxation year from a source which is property if it is reasonable to expect the taxpayer to realize a cumulative profit from the property during the time that the taxpayer has held, and can reasonably be expected to hold, that property (the "Tax Proposals"). The Fund has advised counsel that it does not believe that the Tax Proposals will have a material effect on its tax position.

Further, interest on the Countryside Canada Notes accrues at the Fund level for Canadian federal income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to reduce the Fund's taxable income to zero. Where interest payments on the Countryside Canada Notes are due but not paid in whole or in part, the Declaration of Trust provides that additional Units must be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their Canadian federal taxable income, in circumstances when they do not directly receive a cash distribution.

Countryside Canada may become liable to pay or remit amounts as or on account of withholding tax in respect of its acquisition, making or holding of the USEB Loans (including the receipt of interest thereon) or any other similar loans made by Countryside Canada to USEB, in which case USEB will be required to provide funds to Countryside Canada to permit such withholding tax to be paid or remitted or to otherwise fully indemnify Countryside Canada in respect of such liability. If USEB is unable to fully indemnify Countryside Canada, funds available for distribution by Countryside Canada with respect to the common shares of Countryside Canada and for payments with respect to the Countryside Canada Notes may be significantly reduced.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences will not be changed in a manner which adversely affects holders of Units.

The Fund has been advised by U.S. tax counsel that interest paid on the USEB Loans should be deductible to USEB and should not be subject to U.S. withholding tax. However, there is a risk that the IRS could successfully challenge such treatment, resulting in some or all of the interest on the USEB Loans being non-deductible (materially increasing USEB's U.S. federal income tax liability) and some or all of such interest being subject to U.S. withholding tax of 10 to 30%. As a result, the amount of funds available for distribution to Unitholders could be reduced.

Royalties, to the extent they do not exceed USEB's current and accumulated earnings and profits, should generally be subject to U.S. withholding tax at 15%. USEB has agreed to reimburse to Countryside Canada the amount of such withholding tax, subject to the Distribution Cap. Thus, the Distribution Cap may limit the amount of Royalties paid and/or the amount of withholding tax that is reimbursed.

Financial Leverage and Restrictive Covenants

Borrowings, including the New Credit Facility, will introduce leverage into the Fund's business will increase the level of Financial Risk to the Fund, and to the extent that interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of distributable cash to interest rate valuations.

The New Credit Facility, referred to under the heading "New Credit Facility" beginning on page 67 and ending on page 68 of our final long form prospectus dated March 29, 2004, which section is incorporated by reference in this annual information form, contains numerous affirmative, reporting and restrictive covenants that limit the discretion of Countryside Acquisition's management with respect to certain business matters and impose burdens and potential financial risk. A failure to comply with the obligations in the New Credit Facility could result in a default which, if not cured or waived, could result in a termination of distributions by Countryside Acquisition and permit acceleration of the relevant indebtedness, including the Countryside Canada Notes. Further, financial or operational non-performance of USEB may impact Countryside Acquisition's compliance with certain covenants under the New Credit Facility and thereby limit the Fund's ability to receive dividends from Countryside Acquisition. If the indebtedness under the New Credit Facility, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Countryside Acquisition would be sufficient to repay in full that indebtedness.

Adequacy of Capital Resources

Future acquisitions by the Fund, expansions of the Fund's assets and other capital expenditures will be financed through the issuance of Units or securities exchangeable for Units, by increasing the consolidated indebtedness of the Fund, from cash flows of the Fund, or by some combination thereof. There can be no assurance that sufficient capital will be available on acceptable terms to fund acquisitions, capital expenditures or expansion projects.

Exchange Rate Fluctuations

The Fund's distributions to Unitholders, together with distributions received by the Fund from Countryside Canada are denominated in Canadian dollars. A substantial portion of the Fund's distributions to Unitholders are comprised of payments by USEB to Countryside Canada on the USEB Loans. While the USEB Loans are denominated in Canadian dollars and USEB must make payments on the USEB Loans in Canadian dollars, USEB's revenues and expenses are in U.S. dollars. In addition, Royalties received by the Fund are determined based on U.S. dollar denominated revenues and cash flows of USEB. As a result, USEB is exposed to currency exchange rate risks and increases in the value of the Canadian dollar may reduce its ability to satisfy its obligations under the USEB Loans. To the extent that USEB's ability to satisfy its obligations under the USEB Loans is affected, the Fund's ability to pay cash distributions to Unitholders may also be

affected. There can be no assurance that changes in the currency exchange rate will not have a material adverse effect on the Fund or on its ability to maintain a consistent level of distributions in Canadian dollars.

Although the terms of the USEB Loans require USEB to hedge its currency exchange rate exposure with respect to the Canadian dollar-denominated obligations under the USEB Loans, there can be no assurance that USEB will be successful in hedging such exchange rate risk.

Nature of Units

Each Unit represents an equal undivided beneficial interest in the Fund. The Fund's sole material assets are the common shares of Countryside Canada and the Countryside Canada Notes. The Units do not represent debt instruments and there is no principal amount owing to Unitholders under the Units. The Units do not represent shares in any direct or indirect subsidiary of the Fund or any other company. The Units do not represent a direct investment in the USEB Loans, the USEB Royalty Interest or the District Energy Systems.. The price per Unit is a function of anticipated distributable cash of the Fund, which may change.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporations Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute the common shares of Countryside Canada and Countryside Canada Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for common shares of Countryside Canada or the Countryside Canada Notes. In addition, neither the common shares of Countryside Canada nor the Countryside Canada Notes are expected to be freely tradable or listed on any stock exchange. Common shares of Countryside Canada and/or Countryside Canada Notes, as the case may be, so distributed may not be qualified investments for trusts governed by Plans, depending upon the circumstances at the time.

Fluctuations and Delays in Distributions

Cash distributions are not guaranteed and distributions by the Fund will fluctuate. They will depend on numerous factors some of which will be beyond the control of the Fund.

Payments by Countryside Canada to the Fund or Countryside Acquisition or USEB to Countryside Canada may be delayed or reduced by restrictions imposed by lenders, issues with the financial or operational performance of the Biogas Projects or the District

Energy Systems, disruptions in service, regulatory or legislative actions, the establishment of reserves for expenses, working capital requirements, future capital requirements and the deductibility for Canadian and U.S. tax purposes, respectively, of payments on the Countryside Canada Notes and the USEB Loans. Any such delay or reduction could have an adverse effect on distributions by the Fund and consequently the market value of the Units.

Enforcement of Securities Law Claims, Indemnities and Creditor Rights Against USEB and USEY

USEY has been advised by its counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon applicable Canadian securities laws.

Because USEY and USEB and their respective subsidiaries and assets are located outside of Canada, it may be difficult or impossible for the Fund to effect service within Canada upon USEB and its subsidiaries and USEY or to realize against any of them in Canada upon judgments of courts of Canada predicated upon any breach by USEY of the Acquisition Agreement or USEB of the USEB Loan Agreement or the agreement creating the USEB Royalty Interest. There were no restrictions on the use of the proceeds received directly or indirectly by USEY, from the Offering and limited restrictions on the use of proceeds received directly or indirectly by USEB from the Offering which may limit the recourse that the Fund has against USEB and USEY. Any proceeding by Countryside Canada to enforce its rights as to the security underlying the USEB Loans will have to be brought in the appropriate jurisdictions in the United States. Any efforts by Countryside Canada to enforce its rights as a creditor under the USEB Loans may be subject to equitable principles and defences relating to or limiting creditor's rights in such United States jurisdictions and rights and defences available to debtors under federal and state bankruptcy and insolvency laws. In addition, Countryside Canada's rights to enforce the guarantees provided by the entities that own the Countryside, Morris and Brookhaven projects will also be subject to YESCO's rights as a subordinated secured lender respecting such projects. The assertion of USEB or YESCO of such rights or defences may affect Countryside Canada's ability to enforce its rights under the USEB Loans and the USEB Royalty Interest in a manner materially adverse to Countryside Canada and the Fund.

Fraudulent Conveyance Claims

U.S. bankruptcy or fraudulent conveyance law may interfere with the payment of the USEB Loans. The incurrence of debt by the borrower under the USEB Loans, the provision of guarantees by the Guarantors under the USEB Loans and/or the granting of security interests by the borrower and the guarantors under the security documents respecting the USEB Loans may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the borrower or the guarantors. Under

these laws, if in such a case or lawsuit a court were to find that the incurrence of debt under the USEB Loans, the provision of guarantees by the guarantors or under the USEB Loans, the granting of security interests by the borrower or guarantors respecting the USEB Loans, was a fraudulent conveyance under state law or federal bankruptcy laws or otherwise violated such laws), then that court could avoid or subordinate the amounts owing under the USEB Loans and/or guarantees to presently existing and future debt of the borrower and/or guarantors and take other actions detrimental to Countryside Canada.

Dilution of Existing Unitholders

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as are established by the Trustees without the approval of Unitholders. The issuance of additional Units may dilute a Unitholder's investment in the Fund and reduce cash distributions per Unit and therefore reduce the trading price of a Unit.

Holdback Account

The Holdback Account is available to be used to support cash distributions, in the discretion of the Trustees, and to fund working capital. There can be no assurance that amounts in the Holdback Account and the return on investment of such amounts will be sufficient to fund intended cash distributions and working capital. Investments by the Fund will be subject to all risks applicable to such securities. The Fund may lose all or part of its investments due to factors that are beyond the control of the Fund. Although the Fund will seek professional investment advice in situations where it deems it necessary or prudent or in situations where it is otherwise required by law to do so, it is expected that the Fund's investments will not provide a rate of return equal to the rate paid out by the Fund to Unitholders.

Restrictions on Potential Growth

The payout by USEB, under the USEB Loans and the USEB Royalty Interest, and Countryside Acquisition of a substantial portion of their operating cash flow to Countryside Canada will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of USEB and Countryside Acquisition.

Ratings

The Units of the Fund were assigned a preliminary rating by DBRS. Such rating may be revised or withdrawn in the future by DBRS. A revision or withdrawal of the rating may have an adverse effect on the market price of the Units.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposed various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49% of Units and no more than 100 United States persons are permitted to beneficially own Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

DESCRIPTION OF THE FUND

Declaration of Trust

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust. It is intended that the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Declaration of Trust, which summary is not intended to be complete. Reference is made to the Declaration of Trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The Declaration of Trust provides that the Fund is restricted to:

(i) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of Countryside Canada and other corporations, partnerships, trusts or other persons engaged, directly or indirectly, in the business of energy generation, as well as activities ancillary thereto, and such other investments as the Trustees may determine;

(ii) temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units or other securities of the Fund and making distributions to Unitholders;

(iii) issuing Units and other securities of the Fund (including securities convertible or exchangeable into Units, or warrants, options or other rights to acquire Units or other securities of the Fund) (a) for obtaining funds to conduct the activities of the Fund, including raising funds for acquisitions and development; (b) in satisfaction of any non-cash distribution; or (c) pursuant to any distribution reinvestment plans, long-term incentive plan or other compensation plans, if any, established by the Fund, Countryside Canada or their respective subsidiaries;

(iv) issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Fund) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of its assets as security;

(v) guaranteeing the payment of any indebtedness, liability or obligation of the Fund, Countryside Canada or any of their respective subsidiaries or the performance of any obligation of any of them, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of its assets as security for such guarantee, and subordinating its rights under the Countryside Canada Notes to other indebtedness;

(vi) disposing of any part of the assets of the Fund;

(vii) issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Fund;

(viii) repurchasing securities issued by the Fund, subject to the provisions of the Declaration of Trust and applicable laws;

(ix) satisfying the obligations, liabilities or indebtedness of the Fund; and

(x) undertaking all other usual and customary actions for the conduct of the activities of the Fund in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by the Declaration of Trust,

provided the Fund will not undertake any activity, take any action, omit to take any action or make any investment which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act, or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Issuance of Units

The Declaration of Trust provides that Units may be issued at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine. Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis. The Declaration of Trust also provides that immediately after any *pro rata* distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated so that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax thereon and the

consolidation will not result in those non-resident Unitholders holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post-consolidation Units.

The Trustees may refuse to allow the issue or register the transfer of any Units, where such issuance or transfer would, in their opinion, adversely affect the treatment of the Fund or the companies in which it invests under applicable Canadian and/or U.S. tax legislation. See "— Limitation on Non-Resident Ownership" and "Certain Income Tax Considerations".

Cash Distributions

The Fund intends to make monthly cash distributions on a per Unit basis to the Unitholders equal to a *pro rata* share of interest and principal repayments on the Countryside Canada Notes and dividends or distributions on or in respect of the common shares of Countryside Canada owned by the Fund, less:

- administrative expenses and other obligations of the Fund;
- amounts which may be paid by the Fund in connection with any cash redemptions of Units; and
- any tax liability of the Fund.

Under the terms of the Countryside Canada Notes, interest is accrued at 10.95% and is to be paid monthly within 32 days following the end of each month. The Fund will make additional distributions in excess of the monthly distributions during the year to the extent of available cash, as determined by the Trustees.

Any income of the Fund which is applied to any cash redemptions of Units, or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Those additional Units will be issued under applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. See "— Issuance of Units".

Monthly distributions will be payable to Unitholders of record on the last business day of each month and are expected to be paid to Unitholders on or about the 30th day of the following month. The initial cash distribution to Unitholders of record on April 30, 2004 was paid on May 31, 2004 in respect of the period from closing of the Offering to April 30, 2004, the majority of which is considered income of the Unitholder for Canadian tax purposes. In all events, any cash, securities, or other property received by the Fund upon the sale, exchange, redemption, cancellation, or other disposition of securities of Countryside Canada will, after appropriate deductions for expenses, be promptly distributed.

Holders of Units who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Units. Non-residents of Canada should consult their own tax advisors regarding the tax consequences of investing in the Units.

Redemption Right

Units are redeemable at any time on demand by the holders. As the Units will be issued in book entry form (see "— Book-Entry Only System"), a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer or broker who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS which will, in turn, be required to forward it to the Fund. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption will be surrendered. If the holder has elected a redemption in cash, subject to the limitations discussed below, the holder will be entitled to receive a price per Unit (the "redemption price") equal to the lesser of:

- 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10-trading day period ending on the date on which the Units were surrendered for redemption (the "redemption date"); and

- 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the redemption date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price, provided that:

- if the applicable exchange or market does not provide a closing price, but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" will be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and

- if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" will be the weighted average of the following prices established for each of the 10 trading days: (i) the weighted average of the last bid and last asking prices of the Units for each day there was no trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the weighted average of the highest and lowest prices of the Units for each day that there was trading if the market

provides only the highest and lowest prices of Units traded on a particular day.

The "closing market price" for the purpose of the foregoing calculation will be:

- an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price;
- an amount equal to the weighted average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or
- the weighted average of the last bid and last asking prices of the Units if there was no trading on that date.

The total redemption price payable by the Fund in respect of all Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that Unitholders will not be entitled to receive cash upon the redemption of their Units if:

- the total amount payable by the Fund in respect of those Units and all other Units tendered for redemption in the same calendar month exceeds $50,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all Units tendered for redemption in any calendar month;
- at the time the Units are tendered for redemption, the outstanding Units are not listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or
- the normal trading of Units is suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the redemption date or for more than five trading days during the 10-day trading period commencing immediately after the redemption date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in *specie* of a *pro rata* number of common shares of Countryside Canada and Countryside Canada Notes held by the Fund and a *pro rata* share of the Fund's cash and other property (less a *pro rata* share of any accrued liabilities of the Fund). The Fund will be entitled to all interest paid on the Countryside Canada Notes and the distributions paid on the

common shares of Countryside Canada on or before the date of the distribution in *specie*. A Unitholder will be entitled to interest that has accrued on the Countryside Canada Notes and has not been paid to the Fund on or before the date of the distribution in *specie*. Where the Fund makes a distribution in *specie* of a *pro rata* number of common shares of Countryside Canada and Countryside Canada Notes and any cash and other property held by the Fund on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the distribution of those properties to the Unitholder.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Units. Common shares of Countryside Canada and/or Countryside Canada Notes which may be distributed in *specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in common shares of Countryside Canada or Countryside Canada Notes and they may be subject to resale restrictions under applicable securities laws. Common shares of Countryside Canada, Countryside Canada Notes or other property so distributed may not be qualified investments for trusts governed by a Plan, depending upon the circumstances at the time.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders will be called and held annually for the election of Trustees and the appointment of auditors of the Fund. The Declaration of Trust provides that the Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

- the appointment or removal of Trustees;
- the appointment or removal of nominees of the Fund chosen by the Unitholders to serve as directors of Countryside Canada (except filling casual vacancies);
- the appointment or removal of the auditors of the Fund;
- the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;
- the approval of amendments to the Declaration of Trust (but only in the manner described below under "— Amendments to the Declaration of Trust");
- the termination of the Fund;
- the sale of all or substantially all of the assets of the Fund;

- the exercise of certain voting rights attached to the securities of Countryside Canada held by the Fund;
- the termination of the Book-Entry System with respect to the Units;
- the dissolution of the Fund prior to the end of its term; and
- any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval.

No other action taken by Unitholders or any other resolution of the Unitholders at any meeting will in any way bind the Trustees.

A resolution electing or removing nominees of the Fund to serve as directors of Countryside Canada and a resolution appointing or removing the Trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by Unitholders. Any resolution on a matter which is required by securities law, stock exchange rules or other laws or regulations will be required to be passed in accordance with the requirements of such laws, rules or regulations. The balance of the foregoing matters must be passed by a special resolution requiring two-thirds approval (the "Special Resolution").

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy-holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by the Trustees with the consent of the Unitholders by Special Resolution. The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund;

- for the sole purpose of providing additional protection for the Unitholders, provided that the Trustees receive a legal opinion from legal counsel to this effect and that such additional protection is the sole purpose of such amendment;
- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;
- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in Canadian federal or provincial or United States federal or state taxation laws; and
- to ensure that the Fund continues to qualify as a "mutual fund trust" for purposes of the Tax Act and that the Units do not constitute "foreign property" for purposes of the Tax Act.

Notwithstanding the previous sentence, the Trustees may not (without a Special Resolution) amend the Declaration of Trust in a manner which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on February 16, 2004. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may by a Special Resolution require the Trustees to commence to wind up the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence to wind-up the affairs of the Fund, the Trustees will give notice to the Unitholders, which notice will designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustees will proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable. Subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, the Trustees will sell and convert into money the common shares of Countryside Canada, Countryside Canada Notes, and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the common shares of

Countryside Canada, Countryside Canada Notes and other assets comprising the Fund among the Unitholders in accordance with their *pro rata* interests. If the Trustees are unable to sell all or any of the common shares of Countryside Canada, Countryside Canada Notes or other assets comprising the Fund by the date set for termination, the Trustees may distribute the remaining common shares of Countryside Canada, the Countryside Canada Notes or other assets in *specie* directly to the Unitholders in accordance with their pro rata interests, subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for all of the Units and the offeror acquires not less than 90% of all outstanding Units (excluding Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), the offeror will be entitled to acquire all Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Information and Reports

The Fund will furnish to the Unitholders, in accordance with applicable securities laws, all financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of the Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide to the Unitholders (along with notice of the meeting) all information as is required by applicable law and by the Declaration of Trust to be provided to the Unitholders.

Trustees of the Fund and the directors, senior officers and other insiders of each of Countryside Canada and any other entities owned directly or indirectly by the Fund will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units of the Fund.

USEB has undertaken to provide the Fund with a report of any material change that occurs in the affairs of USEB and with quarterly and annual financial statements for the USEB Operating Assets accompanied by management's discussion and analysis for the period covered by such financial statements, in each case, in form and content that USEB would be required to file with the Ontario Securities Commission if it were a reporting issuer under Ontario securities laws for so long as the Fund is a reporting issuer under Canadian securities legislation and the Fund's investments in USEB generate 50% or more of the Fund's Distributable Cash. All of those reports and financial statements will be provided to the Fund in a timely manner so as to permit the Fund to comply with the continuous disclosure requirements under applicable securities laws relating to reporting of material changes in its affairs and the filing and delivery to securityholders of financial

statements as required under applicable securities laws. In addition, USEB has agreed to provide to the Fund the information that would be required to be included in an annual information form or any other report required to be filed with the Ontario Securities Commission as if USEB were a reporting issuer under Ontario securities law. The quarterly unaudited and annual audited financial statements of the USEB Operating Assets will be delivered by the Fund to its Unitholders concurrently with the financial statements of the Fund for the corresponding period.

Book Entry Only System

Registration of interests in and transfers of Units will be made only through a book-based system administered by CDS. On the date of closing of the Offering, the Trustees will deliver to CDS one or more certificates representing the total number of Units subscribed for under the Offering. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "CDS participant"). All rights of the Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled will be made or delivered by, CDS or the CDS participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Units are purchased.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS participant) may be limited due to the lack of a physical certificate.

The Fund has the option of terminating registration of the Units through the book entry system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Monitoring of Limitation of Ownership

Because all of the units are held in the name of The Canadian Depository for Securities Limited ("CDS"), it is extremely difficult to monitor ownership by U.S. residents or pension funds on an ongoing basis without undue expense and burden to the Fund. However, the employees of the Fund and U.S. Energy Systems, Inc., the Fund's promoter, were notified at the time the Fund's initial public offering was consummated regarding limitations on ownership of Fund Units by U.S. residents. Further, such employees have been advised that U.S. based employees of both companies may not own Fund Units (except for the three members of senior management of Countryside U.S.) and may not encourage U.S. residents to purchase Fund Units. In the event the Trustees or Management of the Fund learn of transactions or activities which potentially may result in Unit ownership in violation of the limitations described above, it may take further investigatory and remedial actions including those described above.

DESCRIPTION OF COUNTRYSIDE CANADA

Share Capital

The authorized share capital of Countryside Canada consists of an unlimited number of common shares. All of the common shares of Countryside Canada are owned by the Fund.

Holders of common shares of Countryside Canada are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Countryside Canada, the holders of common shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities and subject to the prior rights of preferred shares (if any).

Distribution Policy

Countryside Canada will adopt a policy to distribute all of its available cash, subject to applicable law, by way of monthly dividends on its common shares or other distributions on its securities, after:

- satisfaction of its debt service obligations, if any, under credit facilities or other agreements with third parties;
- satisfaction of its interest and other expense obligations, including interest accrued or payable on the Countryside Canada Notes issued under the Countryside Canada Note Indenture described under "— Notes issued by Countryside Canada", and any applicable taxes;
- making any principal payments in respect of the Countryside Canada Notes; and
- the deposit of any amounts deemed prudent by the directors of Countryside Canada to fund the Holdback Account.

Countryside Canada retains a portion of its free cash in the Holdback Account. The Holdback Account will be used for working capital, operating shortfalls or future distributions. The Holdback Account has been initially funded with $2.4 million.

Notes Issued by Countryside Canada

The following is a summary of the material attributes and characteristics of the Countryside Canada Notes which was issued by Countryside Canada under the Countryside Canada Note Indenture. This summary is qualified in its entirety by reference to the provisions of the Countryside Canada Note Indenture which contains a complete statement of those attributes and characteristics.

The Countryside Canada Notes will mature 20 years after the closing of the Offering, subject to prepayment from time to time as considered advisable by the board of directors of Countryside Canada.

The Countryside Canada Notes bear interest at the rate of 10.95% per annum. Under the terms of the Countryside Canada Notes, interest is accrued and is to be paid monthly within 30 days following the end of each month. The interest and principal on the Countryside Canada Notes is payable in lawful money of Canada by wire transfer or bankers' draft. The Countryside Canada Notes are fully registered notes.

The Countryside Canada Note Indenture also contains restrictive covenants relating to, among other things, the incurring of indebtedness by Countryside Canada, dispositions by Countryside Canada of all or substantially all of its assets, and distributions on the equity of Countryside Canada.

Payment upon Maturity

On maturity, Countryside Canada will repay the indebtedness represented by the Countryside Canada Notes by paying to the note trustee, on behalf of the holders, in lawful money of Canada, an amount equal to the principal amount of the outstanding Countryside Canada Notes, together with accrued and unpaid interest. If the Fund is a holder of Countryside Canada Notes at the time of such repayment, these amounts, less expenses, will be distributed by the Fund to the Unitholders.

Ranking and Guarantee

The Countryside Canada Notes are unsecured debt obligations of Countryside Canada and is subordinate in right of payment to all existing and future senior indebtedness of Countryside Canada, if any, and secured debt and guarantees of Countryside Canada, if any, and *pari passu* with all other existing and future unsecured indebtedness and other liabilities of Countryside Canada.

Default

The Countryside Canada Note Indenture provides that any of the following will constitute an event of default:

- default in payment of the principal amount of the Countryside Canada Notes when due;
- default in the payment of interest on the Countryside Canada Notes when due, if such default continues for a period of 30 days;

- default by Countryside Canada, Countryside Acquisition, Countryside Holdings or Countryside District Energy of payment on any indebtedness exceeding $10,000,000 or acceleration of any such indebtedness;

- certain events of winding-up, liquidation, bankruptcy, insolvency or receivership of Countryside Canada, Countryside Acquisition, Countryside Holdings or Countryside District Energy;

- the taking of possession by an encumbrance of all or substantially all of the property of Countryside Canada, Countryside Acquisition, Countryside Holdings or Countryside District Energy;

- Countryside Canada, Countryside Acquisition, Countryside Holdings or Countryside District Energy ceasing to carry on the businesses carried on, or a substantial part thereof, in the ordinary course;

- default in the observance or performance of any other covenant or condition of the Countryside Canada Note Indenture and the continuance of that default for a period of 30 days after notice in writing has been given by the note trustee to Countryside Canada, which notice specifies the default and requires Countryside Canada to remedy the default; or

- Countryside Canada, Countryside Acquisition, Countryside Holdings and Countryside District Energy, and their respective subsidiaries, incurring any indebtedness for borrowed money that would cause the debt to equity ratio of Countryside Canada, on a consolidated basis, to exceed a specified ratio if such default continues for a period of 30 days.

TRUSTEES, DIRECTORS AND MANAGEMENT

The Trustees of the Fund supervise the activities and manage the investments and affairs of the Fund. The Fund has three Trustees all of whom are "unrelated" as such term is defined in the Toronto Stock Exchange Company Manual. Each Trustee holds office until the next annual meeting or until his successor is elected or appointed.

The following table sets forth the names of, and certain information for, the Trustees of the Fund, the Directors of Countryside Canada, and the officers of Countryside U.S. throughout the 2004 fiscal year:

Name & Municipality of Residence	Positions and Offices held with the Fund and its Subsidiaries	Principal Occupation	Date Appointed as a Trustee/ Director/ Officer	Ownership or Control Over Trust Units[1]
V. James Sardo [2], [3] Mississauga, Ontario Canada	Chairman and Trustee of the Fund, Director of Countryside Canada	Royal Group Technologies Limited, Interim Chief Executive Officer, 2004 - present; Corporate Director and Trustee, including UE Waterheater Operating Trust, Hydrogenics Corporation, Royal Group Technologies Limited and CDI Income Fund, 2003 – present;	February 16, 2004	5.000
James R. Anderson [2], [3] Mississauga, Ontario Canada	Trustee of the Fund and Director of Countryside Canada	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 - present;	February 16, 2004	5,000
Rudy G. Riedl[2], [3] Toronto, Ontario Canada	Trustee of the Fund and Director of Countryside Canada	President, R.G. Riedl Consulting Inc., 2001 - Present;	February 16, 2004	1,500
M. Stephen Harkness Villa Hills, Kentucky United States	Director of Countryside Canada	Vice President, Cinergy	February 17, 2004	Nil
Göran Mörnhed Cortland, New York United States	Director of Countryside Canada and Chief Executive Officer of Countryside U.S.	President and Chief Executive Officer of USEY through October 27, 2004	February 17, 2004	13,000
Edward M. Campana Pelham Manor, New York United States	Executive Vice President and Chief Financial Officer of Countryside U.S.	Senior Vice President, Corporate Finance and Strategic Planning USEY through July 1, 2004	April 8, 2004	9,600
Allen J. Rothman Brooklyn, New York United States	Senior Vice President of Countryside U.S.	Vice President and General Counsel of USEY through December 16, 2004	April 8, 2004	10,000

1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually. There is only one class of voting securities, which are Units of the Fund.
2) Member of the Joint Audit Committee.
3) Member of the Joint Compensation and Corporate Governance Committee.

The total number and percentage of Trust Units owned by all Trustees, Directors and executive officers of the Fund and its subsidiaries as a group was 44,100 or 0.30%.

Conflicts of Interest

To ensure proper governance, all agreements and financial arrangements between or among the Fund or its subsidiaries, on the one hand, and USEY, USEB and/or Cinergy or their subsidiaries, on the other hand, and any decision to enforce or refrain from enforcing rights with respect to such agreements and arrangements, shall be approved by the Trustees on behalf of the Fund or its subsidiaries and no person who is simultaneously serving as an officer or director of the Fund or its subsidiaries and USEY, USEB and/or Cinergy or their subsidiaries shall vote on such matters. Similarly, all decisions involving the enforcement, waiver or modification or any provision in any such agreements or any other matters in which the interests of the Fund or its subsidiaries and, USEY, USEB and/or Cinergy or their subsidiaries are in conflict, will also be subject to such procedures. In this connection, the Fund, USEY and Cinergy each expect to acquire or pursue investments in energy projects and businesses in the future. Their respective rights and obligations respecting such opportunities are addressed in the Development Agreement and the Improvement Agreement. USEY's decisions regarding its potential participation in an opportunity under the Development Agreement or any offer by USEY and/or Cinergy or their subsidiaries to the Fund respecting an opportunity to acquire or invest in an energy project under the Development Agreement will be made by its board of directors, and the Fund's decisions regarding its potential participation will be made by the Trustees subject to the conflict procedures described above. See "Development and Improvement Agreements".

JOINT AUDIT COMMITTEE

Charter of the Joint Audit Committee

The Charter of the Joint Audit Committee of the board of Trustees of the Fund and the board of Directors of Countryside Canada, as approved on November 4, 2004 is set out in Schedule A to this Annual Information Form.

Composition of the Joint Audit Committee

The Joint Audit Committee is comprised of all of the Trustees, including; V. James Sardo, James R. Anderson and Rudy G. Riedl. Each member of the Joint Audit Committee is independent and financially literate as defined under Multilateral Instrument 52-110 – *Audit Committees*.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each Joint Audit Committee Member that is relevant to the performance as set forth below.

V. James Sardo — Chairman

Mr. Sardo is a director and interim President and CEO of Royal Group Technologies Limited, a plastics building material company. He is also a Corporate Director and since 2003, he has been a director of Hydrogenics Corporation, a fuel cell technology company. He is a trustee of Union Waterheater Income Trust and Trustee of Custom Direct Income Fund. He was President, Canadian Operations of Moore Corporation Limited, a business forms and communications company, from 1999 to 2001 and President and Chief Executive Officer of SMK Speedy International Inc., an international automotive repair company, from 1997 to 2001. Mr. Sardo is also a member of the Institute of Corporate Directors.

James R. Anderson

Mr. Anderson has been Executive Vice-President and Chief Financial Officer of Denison Mines Inc. since May 2004. Previously, Mr. Anderson was Managing Director of Exel Energy Group Inc., and Senior Vice President and Chief Financial Officer of Rogers Cable Inc.. Mr. Anderson served in several executive positions at Union Gas Limited and Westcoast Energy Inc. from 1981 to 2000 and also worked in the accounting practice of Clarkson Gordon (now Ernst & Young LLP) for over 10 years, from 1970 to 1981. He has served on the boards of Union Gas Limited and Centra Gas (Manitoba) Inc. He is a Chartered Accountant.

Rudy G. Riedl

Mr. Riedl is the President of R.G. Riedl Consulting Inc., an energy advisory services company providing advisory services in policy development, business development, business integration and regulatory strategy. Prior to forming his own advisory firm in 2001, he was President of Enbridge Consumers Gas from 1997 to 2001. Prior to that, he held the position of Senior Vice President of Retail and Energy Services (1996-1997) and Vice President of Gas Supply (1986-1996). Mr. Riedl is currently a trustee of UE Waterheater Operating Trust (2003-present), a director of Macquarie Canadian Infrastructure Management Limited (2003-present) and a member of the Advisory Board of MacViro Consulting (2001-present). Mr. Riedl is Vice Chair of the Board of Directors of the Technical Standards and Safety Authority (1997-present).

Pre-approval Policies and Procedures

On August 5, 2004, the Joint Audit Committee approved a resolution designating Mr. Anderson as the member of the Committee to whom all requests for pre-approvals of

non-audit related services would be made. The pre-approval of non-audit services must be presented to the full Committee at its first scheduled meeting following such pre-approval.

PROMOTER

USEY took the initiative in organizing the business and affairs of the Fund and may be considered to have been a promoter of the Fund at the time of its initial public offering within the meaning of applicable securities legislation. USEY does not beneficially own, directly or indirectly, or exercise control over, any securities of the Fund. USEY owns a 54.26% interest in USEB and is a party to the Development and Improvement Agreements with certain of the Fund's subsidiaries. USEB is the borrower under the USEB Loans and certain of its subsidiaries are guarantors under the USEB Loans. USEB has also issued the USEB Royalty Interest to Countryside Canada. For a description of the USEB Loans and USEB Royalty Interest see "the Biogas Projects-USEB Loans and – USEB Royalty Interest". For a description of the Development and Improvement Agreements see "The Development and Improvement Agreements." In connection with the closing of the initial public offering of the Fund, the Fund indirectly acquired all of the issued and outstanding shares of USE Canada Holdings from USEY for a purchase price of $17,635,090. The purchase price for the shares of USE Canada Holdings was determined based on the pricing of the Fund's initial public offering.

The promoter is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada. Although the promoter has appointed Countryside Canada, is 495 Richmond Street, Suite 920, London, Ontario, Canada, as its agent for service of process in Ontario, it may not be possible for investors to collect from the promoter judgments obtained in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

LEGAL PROCEEDINGS

None of the Fund, Countryside Canada, Countryside Holdings or to the knowledge of management, USEB or their respective subsidiaries is involved in any legal proceedings which management believes would have a material effect on the Fund, Countryside Canada, Countryside Holdings or USEB on a consolidated basis To the knowledge of management, no legal proceedings of a material nature involving the Fund, Countryside Canada, USEB or USE Canada Holdings or their respective subsidiaries are contemplated by any individuals, entities or governmental authorities.

In November 2004, a foreclosure action encaptioned <u>CIB Bank v. Miss Mimi Corporation et al</u> in the Circuit Court, Lake County, Illinois was commenced by CIB Bank, the holder of mortgages on the real property on which the project owned by Countryside Genco LLC ("Countryside Genco"), an indirect subsidiary of USEB, is located. Countryside Canada was named as a defendant in the action due to its security

interest, under the USEB Loans, in Countryside Genco's interest in the site lease and related easement. While the foreclosure complaint seeks to terminate all interests respecting the real property, including Countryside Genco's interest in the site lease and related easement, and Countryside Canada's security interests therein, management believes that Countryside Genco's and Countryside Canada's interests in the Countryside project should not be affected by the foreclosure by virtue of recognition agreements executed by CIB Bank, Countryside Genco and Countryside Canada's predecessor in interest. Countryside Genco and Countryside Canada intend to defend the foreclosure action on this ground among others. However in the event CIB Bank successfully forecloses on Countryside Genco's interests, cash from such project will not be available to service the USEB Loans unless Countryside Genco enters into new contractual arrangements with the owner of the property. There is no assurance that Countryside Genco will be able to enter into such arrangements or that they will be on terms as beneficial to Countryside Genco as the current arrangements. Nevertheless management believes, based of forecasts provided by USEB, that the USEB Loan would not be materially affected by such an outcome.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, Toronto-Dominion Centre, Toronto are the auditors of the Fund.

For the period ended December 31, 2004, Ernst & Young LLP fees amounted to approximately $1,011,381, as detailed below, for services to the Fund and its direct and indirect subsidiaries:

Ernst & Young LLP	
Initial Public Offering Fees	$ 788,131
Audit fees[1]	162,500
Audit-related fees[2]	30,000
Non-audit fees[3]	30,750
Total	1,011,381

(1) Audit fees were comprised of services provided with respect to the review engagements performed for quarterly reports in Q2 and Q3 of 2004 as well as Q4 2004 audit work.
(2) Audit-related fees pertain to accounting advice and consulting.
(3) Non-audit fees relate to tax work performed throughout the year.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

All of the Units are registered in the name of The Canadian Depository for Securities Limited ("CDS"), which holds such Units on behalf of the Beneficial Unitholders.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Fund and Countryside Canada within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

- the Declaration of Trust described under the heading "Description of the Fund";
- the Acquisition Agreement relating to the acquisition of USE Canada Holdings by USEY referred to under the heading "General Development of the Business — Significant Acquisitions";
- the Countryside Canada Note Indenture referred to under the heading "Countryside Canada-Notes issued by Countryside Canada.";
- the Underwriting Agreement entered into by the Fund, USEY and the underwriters of the Fund's initial public offering dated March 25, 2004 ;
- the USEB Loan Agreement referred to under the heading "The Biogas Projects — USEB Loans";
- the agreement creating the USEB Royalty Interest referred to under the heading " The Biogas Projects — USEB Royalty Interest";
- the New Credit Facility referred to under "Risk Factors-Risks Related to the Structure of the Fund-Financial Leverage and Restrictive Covenants;
- the Development Agreement referred to under the heading "The Development and Improvement Agreements — Development Agreement with USEY and Cinergy"; and
- the Improvement Agreement referred to under the heading "The Development and Improvement Agreements — Improvement Agreement with USEB".

INTERESTS OF EXPERTS

Ernst & Young LLP, the auditor of the Fund, has been named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Fund during, or relating to, the Fund's financial year ended December 31, 2004. To the knowledge of the Fund, Ernst & Young LLP holds no registered or beneficial interest, directly or indirectly, in any securities or other property of the Fund or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information will be contained in the Fund's Management Information Circular which shall be filed in April 2005 for the Annual and General Meeting of Unitholders to be held on May 5, 2005.

Additional financial information is provided in the Fund's financial statements and MD&A for the period ended December 31, 2004. Additional information relating to the Fund may be found on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

"**Additional Advances**" means the funding of additional advances made by Countryside Canada to USEB in connection with the acquisition and amendment of the Existing Loans on closing of the Offering.

"**Affiliate**" means an affiliate within the meaning of the *Securities Act* (Ontario).

"**AJG**" means AJG Financial Services, Inc.

"**AJG Note**" means the non-recourse note in a principal amount of US$14 million issued by AJG to USEB on closing of the Offering.

"**Avoided Cost**" means the incremental expense that a utility would incur to either generate or purchase, from an outside source, electricity, capacity or both.

"**Biogas**" means the methane gas, carbon dioxide and other gases that are emitted through the decomposition of waste material.

"**Biogas Projects**" means the 22 biogas projects described under "The Biogas Projects — Summary of the Biogas Projects".

"**Btu**" means British thermal unit.

"**Business**" means collectively, the Biogas Projects and the District Energy Systems.

"**Business day**" means any day that is not a Saturday, Sunday or civic or statutory holiday in the Province of Ontario.

"**Capital Event**" means a liquidation of USEB or a sale of substantially all of the assets of USEB.

"**CDS**" means The Canadian Depository for Securities Limited.

"**Cinergy**" means Cinergy Corp.

"**Cinergy Solutions**" means Cinergy Solutions Inc.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended.

"**Countryside Acquisition**" means Countryside Canada Acquisition Inc.

"**Countryside Canada**" means Countryside Canada Power Inc.

"**Countryside District Energy**" means Countryside District Energy Corp.

"**Countryside Holdings**" means Countryside District Energy Holdings Corp.

"**Countryside Canada Note Indenture**" means the note indenture entered into between Countryside Canada and CIBC Mellon Trust Company, as trustee thereunder, pursuant to which Countryside Canada issued the Countryside Canada Notes, as the same may be amended, supplemented or restated from time to time.

"**Countryside Canada Notes**" means the 10.95% unsecured, subordinated notes issued by Countryside Canada to the Fund pursuant to the Countryside Canada Note Indenture.

"**Countryside U.S.**" means Countryside U.S. Power Inc.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Declaration of Trust**" means the declaration of trust of the Fund dated February 16, 2004, as amended, supplemented or restated from time to time.

"**Development Agreement**" means the agreement which was entered into between Countryside U.S., USEY and a subsidiary of Cinergy regarding the future acquisition, development and improvement of energy projects.

"**Disqualified Recipient**" means (i) any person that owns, directly or indirectly (through ownership of USEY, Cinergy, or otherwise) and after application of the constructive ownership rules of Code section 871(h)(3), 10% or more of the total combined voting power of all classes of equity of USEB entitled to vote, (ii) a controlled foreign corporation related to USEB within the meaning of Code section 881(c)(3)(C), or (iii) a bank described in Code section 881(c)(3)(A) with respect to the USEB Loans.

"**Distributable Cash**" means, in general, all amounts of cash received by the Fund, for and in respect of a particular distribution period, including all cash amounts transferred from the Holdback Account, less all expenses and liabilities of the Fund which may reasonably be considered to have accrued and become owing in respect of that distribution period or a prior distribution period (if not accrued in such prior period), amounts that may be paid by the Fund in connection with any cash redemptions or

repurchases of Units made during the distribution period, amounts that relate to repayment of any indebtedness of the Fund made during that distribution period, amounts which the Trustees may reasonably consider necessary to provide for payment of any liabilities which have been or will be incurred by the Fund, and any amounts for reasonable reserves in connection with pursuing any objective or activity of the Fund.

"**District Energy Systems**" means the PEI System and the London System.

"**EPA**" means the United States Environmental Protection Agency.

"**ERISA**" means the *United States Employee Retirement Income Security Act of 1974*, as amended.

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of ERISA and/or any plan that is subject to Section 4975 of the Code, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor.

"**Excluded Assets**" means the equity and assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp., Zapco Equipment Corp., and ZFC Equipment Corp.

"**Existing Loans**" means the existing loans to USEB that were acquired by Countryside Canada and amended to reflect the Additional Advances and otherwise have the terms described herein.

"**FERC**" means the United States Federal Energy Regulatory Commission, an independent regulatory agency within the United States Department of Energy that, among other things, oversees regulatory matters relating to electricity projects.

"**FPA**" means the *United States Federal Power Act*, as amended.

"**Fund**" means Countryside Power Income Fund, an unincorporated, open-ended, limited purpose trust formed under the laws of the Province of Ontario.

"**GAAP**" means generally accepted accounting principles.

"**Gasco**" means the legal entity that typically owns the biogas extraction rights and collection systems and collects and sells biogas to a Genco or a Transco, as the case may be.

"**GE/Jenbacher**" means GE/Jenbacher Energy Systems Ltd., a subsidiary of General Electric Company.

"**Genco**" means the legal entity that typically owns the power generating equipment and purchases biogas from a Gasco and sells the electricity it generates to an electric utility or industrial user.

"**Gigawatt hour**" or "**GWh**" means an amount of energy equivalent to one gigawatt of energy delivered continuously for one hour.

"**Gigawatts**" or "**GW**" means one million kilowatts of energy.

"**Green power**" or "**green energy**" means electricity generated from alternative or renewable resources, such as wind, solar, biomass or biogas.

"**Green Power Market**" means the market for green power that exists in those U.S. states and Canadian provinces that have implemented Renewable Portfolio Standards or have restructured their industry laws and/or regulations to create competitive wholesale and/or retail electricity markets.

"**Gross Contract Rate**" means the rate required to be paid by electric utilities in the State of Illinois under the Rate Incentive Program for electricity generated by a QSWEF and is equal to the average amount per kWh paid by the local government entities for electricity (with certain exceptions) in such QSWEF's jurisdiction.

"**Holdback Account**" means the account to be established by Countryside Canada on closing of the Offering (initially to be funded with $2.4 million) to stabilize cash distributions, as required.

"**ICC**" means the Illinois Commerce Commission.

"**Improvement Agreement**" means the agreement entered into between USEB and a subsidiary of the Fund providing the Fund with a right of first offer to acquire or invest in two expansion opportunities relating to the existing Countryside and Morris projects and two greenfield development projects.

"**IRS**" means the United States Internal Revenue Service.

"**Kilowatt hour**" or "**kWh**" means an amount of energy equivalent to one kilowatt of energy delivered continuously for one hour.

"**Kilowatts**" or "**kW**" means 1,000 watts of energy.

"**London System**" means the district energy system owned by USE Canada and located in London, Ontario.

"**Megawatts**" or "**MW**" means 1,000 kilowatts of energy.

"**Megawatt hour**" or "**MWh**" means an amount of energy equivalent to one megawatt of energy delivered continuously for one hour.

"**MMBtu**" means one million Btu.

"**Municipal solid waste**" means waste sourced from local municipalities from which compostable and recyclable waste has been removed.

"**New Credit Facility**" means the credit facility provided by Canadian financial institutions to Countryside Acquisition on closing of the Offering in an aggregate amount of $35 million, of which $30 million was drawn at December 31, 2004.

"**Offering**" means the initial public offering of Units on March 29, 2004.

"**PEI**" means the Province of Prince Edward Island, Canada.

"**PEI System**" means the district energy system owned by USE Canada and located in Charlottetown, PEI.

"**Plans**" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

"**PPA**" means power purchase agreement.

"**PUHCA**" means *Public Utility Holding Company Act of 1935*, as amended.

"**PURPA**" means the *Public Utility Regulatory Policies Act of 1978*, as amended.

"**QF**" means a qualifying facility under the FPA, as amended by PURPA.

"**QSWEF**" means a qualified solid waste energy facility under the *Illinois Local Solid Waste Disposal Act* and the *Illinois Public Utilities Act* that uses biogas produced from landfill sites as its primary fuel and qualifies as a QF.

"**Rate Incentive Program**" means the program that is part of the system established by the State of Illinois pursuant to the *Illinois Public Utilities Act* to govern the sale of electricity by QSWEFs, as more fully described under "U.S. Energy Biogas Corporation — Pricing Structure".

"**Renewable Portfolio Standards**" means renewable energy purchase requirements mandated by U.S. state law or Canadian provincial law for electric utilities.

"**RGS**" means Resource Generation Systems, Inc., a wholly-owned subsidiary of USEB.

"**Royalties**" means the payments made with respect to the USEB Royalty Interest prior to conversion.

"**S&P**" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc.

"**Section 29**" means Section 29 of the *Internal Revenue Code* which addresses the sale of alternative fuels for the generation of energy.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended and includes the regulations thereunder.

"**Transco**" means the legal entity that forms the part of the Biogas Projects that purchases biogas from a Gasco to transport and sell to a third party as boiler fuel.

"**Treasury Regulations**" means the United States Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"**Treaty**" means the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital, as amended.

"**Trustees**" means the trustees of the Fund.

"**Unitholders**" means the holders of Units from time to time.

"**Units**" means trust units of the Fund, each of which represents an equal, undivided beneficial ownership interest in the distributions and net assets of the Fund and includes a fraction of such a unit of the Fund.

"**USEB**" means U.S. Energy Biogas Corp.

"**USEB Entities**" means the various corporations, limited liability companies and partnerships that directly own the Biogas Projects.

"**USEB Loan Agreement**" means the amendment to the note purchase agreement entered into by Countryside Canada and USEB with respect to the USEB Loans.

"**USEB Loans**" means the Existing Loans acquired by Countryside Canada on closing of the Offering, as amended to reflect the Additional Advances and otherwise have the terms described in the USEB Loan Agreement.

"**USEB Reserve**" means the debt service reserve established by USEB pursuant to the terms of the USEB Loan Agreement, which, on closing of the Offering, was funded with US$2 million.

"**USEB Royalty Interest**" means the convertible royalty interest in USEB that was acquired by Countryside Canada on closing of the Offering.

"**USE Canada**" means USE Canada Energy Corp.

"**USE Canada Holdings**" means USE Canada Holdings Corp.

"**USEY**" means U.S. Energy Systems, Inc.

Schedule A: Joint Audit Committee Charter

COUNTRYSIDE POWER INCOME FUND
AND
COUNTRYSIDE CANADA POWER INC.
JOINT AUDIT COMMITTEE CHARTER

"The Joint Audit Committee (the "Committee") of Countryside Power Income Fund (the "Fund") and Countryside Canada Power Inc. ("Countryside Canada") is established in order to assist the board of trustees of the Fund and the board of directors of Countryside Canada in their oversight activities. The purpose of the Committee is to assist such boards in fulfilling their responsibilities of oversight and supervision of:

- the integrity of the Fund and Countryside Canada's accounting and financial reporting practices and procedures,
- the adequacy of the Fund and Countryside Canada's internal accounting controls and procedures
- the quality and integrity of the Fund and Countryside Canada's consolidated financial statements, and
- the independence and performance of the Fund's and Countryside Canada's independent auditor.

Composition

- The board of trustees of the Fund and the board of directors of Countryside Canada shall elect annually from among their members a committee to be known as the Joint Audit Committee to be composed of three persons who are both independent trustees of the Fund and independent directors of Countryside Canada and each of whom is financially literate (or will become so within a reasonable period of time following his or her appointment).
- A member of the Committee who sits on the board or directors/trustees of an affiliated entity is exempt from the requirement that he or she be independent if that member, except for being a director/trustee (or member of the audit committee or any other board committee) of the Fund and the affiliated entity, is otherwise independent of the Fund and the affiliated entity, provided that the boards have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.
- If a member of the Committee ceases to be independent for reasons outside that member's reasonable control, that member is exempt from the requirement to be independent for a period ending on the later of:

a) the next annual meeting of the Fund; and
b) the date that is six months from the occurrence of the event which caused the member to not be independent,

provided that the board of trustees of the Fund and the board of directors of Countryside Canada have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

- Where the death, disability or resignation of a member of the Committee has resulted in a vacancy on the Committee that the boards are required to fill, a member appointed to fill such vacancy is exempt from the requirements to be independent and financially literate for a period ending the later of:

  a) the next annual meeting of the Fund; and
  b) the date that is six months from the day the vacancy was created,

  provided that the board of trustees and the board of directors of Countryside Canada have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

Reports

The Joint Audit Committee shall report to the board of trustees of the Fund and the board of directors of Countryside Canada on a regular basis and, in any event, before the public disclosure by the Fund of its quarterly and annual financial results. The reports of the Joint Audit Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Fund's and Countryside Canada's consolidated financial statements, their compliance with legal or regulatory requirements, and the performance and independence of the Fund's and Countryside Canada's independent auditor.

Responsibilities

Subject to the powers and duties of the board of trustees of the Fund and the board of directors of Countryside Canada, the board of trustees and the board of directors of Countryside Canada hereby delegate to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of trustees of the Fund and the board of directors of Countryside Canada:

A. Financial Statements and Other Financial Information

The Committee shall:

i. review the Fund's and Countryside Canada's consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

ii. review the Fund's and Countryside Canada's consolidated interim unaudited financial results and related documents prior to any public disclosure;

iii. following a review with management and the independent auditors of such annual and interim consolidated financial statements and related documents recommend to the board of trustees of the Fund and the board of Countryside Canada the approval of such financial statements and related documents;

iv. review with management and/or the independent auditors all critical policies and practices used as well as significant management estimates and judgments and any changes in accounting policies or financial reporting requirements that may affect the Fund's and Countryside Canada's consolidated financial statements;

v. review with management and/or the independent auditors the treatment in the financial statements of any significant transactions, and other potentially difficult matters;

vi. review a summary provided by the Fund's legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Fund and its subsidiaries;

vii. discuss the annual financial statements and the auditors' report thereon with officers of Countryside Canada and Countryside U.S. and the auditors; and

viii. review the other annual financial reporting documents as well as management's discussion and analysis and earnings press releases of the Fund and Countryside Canada prior to any disclosure to the public.

B. Financial Reporting Control Systems

The Committee shall:

i. require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Fund's and Countryside Canada's policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;

ii. annually, in consultation with management, the independent auditors and if applicable the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Fund's and Countryside Canada's consolidated financial reporting processes and internal controls; discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;

iii. if applicable, meet separately with the officer or employee responsible for the internal audit function to discuss any matters that the Committee or auditors believe should be discussed in private;

iv. submit to the board of trustees and the boards of directors of Countryside Canada and its subsidiaries any recommendations the Committee may have from time to time with respect to financial reporting, accounting procedures and policies and internal controls;

v. review reports from senior officers of the Fund, Countryside Canada and Countryside US and outlining any significant changes in financial risks facing the Fund;

vi. review the management letter of the independent auditors and the responses to suggestions made;

vii. review any new appointments to senior positions of the Fund and its subsidiaries with financial reporting responsibilities;

viii. satisfy itself that adequate procedures are in place for the review of the Fund's disclosure of the Fund's financial information extracted or derived from the Fund's consolidated financial statements (other than the financial statements, management's discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

ix. establish procedures for:

a) the receipt, retention and treatment of complaints received by the Fund or its subsidiaries regarding accounting, internal accounting controls, or auditing matters; and
b) the confidential, anonymous submission by employees of the Fund or its subsidiaries of concerns regarding questionable accounting or auditing matters.

review and approve the Fund's (and its respective subsidiaries') hiring policies regarding employees and former employees of the present and former independent auditors of the issuer;

x. obtain assurance from independent auditors regarding the overall control environment and the adequacy of accounting system controls.

C. Independent Auditor

The Committee shall:

i. review the audit plan with the independent auditors;

ii. discuss in private with the independent auditors matters affecting the conduct of their audit and other corporate matters;

iii. review the performance and the remuneration of the Fund's and Countryside Canada's auditors;

iv. recommend to the board of trustees of the Fund and the board of directors of Countryside Canada each year the retention or replacement of the independent auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Fund and Countryside Canada;

v. if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

vi. annually review and recommend for approval to the trust unitholders the terms of engagement and the remuneration of the independent auditor;

vii. oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Fund and Countryside Canada, including the resolution of disagreements between management and the independent auditors regarding financial reporting;

viii. discuss with the Fund's and Countryside Canada's auditors the quality and not just the acceptability of the Fund's accounting principles;

ix. meet with the Fund's and Countryside Canada's auditors on a regular basis in the absence of management;

x. relay its expectations to the Fund's and Countryside Canada's auditors from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) that the auditors are accountable to the Committee and the board, each as representatives of the trust unitholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the auditors explain the process undertaken by them in auditing or reviewing the Fund's financial disclosure, (v) the auditors disclose to the Committee any

significant changes to accounting policies or treatment of the Fund, (vi) the auditors disclose to the Committee any reservations they may have about the financial statements or their access to materials and/or persons in reviewing or auditing such statements, and (vii) the auditors disclose any conflict of interest that may arise in their engagement; and

xi. review at least annually the non-audit services provided by the Fund's and Countryside Canada's auditors for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditors;

xii. pre-approve all non-audit services to be provided to the Fund or its subsidiary entities by its independent auditors or the independent auditors of its subsidiary entities[1] provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

Structure

- The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a trustee and can be changed by simple notice from the Chairman.
- The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than once a year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the auditors of the Fund and Countryside Canada or any member of the Committee may call a meeting of the Committee on not less than 48 hours' notice.
- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

---

1 The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Fund and Countryside Canada to its independent auditors during the fiscal year in which the services are provided; (b) the services were not recognized by the Fund and Countryside Canada at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

- Any member of the Committee may be removed or replaced at any time by the board of trustees of the Fund and the board of directors of Countryside Canada and shall cease to be a member of the Committee as soon as such member ceases to be a trustee or a director of Countryside Canada. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of unitholders after his or her election as a member of the Committee.

- The auditors of the Fund and Countryside Canada shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Fund, to attend and be heard thereat.

- The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, unless otherwise provided for in the Declaration of Trust and the by-laws of Countryside Canada, or otherwise determined by resolution of the board of trustees.

- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of trustees and the board of directors of Countryside Canada may from time to time determine.

Independent Advice

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors.

Annual Evaluation

At least annually, the Committee shall, in a manner it determines to be appropriate:

- perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.

- review and assess the adequacy of its terms of reference and recommend to the board of trustees and the board of directors of Countryside Canada any improvements to its terms of reference that the Committee determines to be appropriate.

Limitation

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors of a Fund subsidiary mandated by applicable law.

Severance

At any time the Board of Trustees of the Fund or the Board of Directors of Countryside Canada may determine to establish its own Audit Committee in which case the mandate for this Joint Audit Committee shall terminate.

Definitions

"**financially literate**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Fund's and Countryside Canada consolidated financial statements.

"**independent trustee**" means a trustee who has no direct or indirect material relationship with the Fund or its affiliates or U.S. Energy Systems, Inc. ("USEY"), Cinergy Corp. ("Cinergy") and U.S. Energy Biogas Corporation ("USEB") or their affiliates.

"**material relationship**" means a relationship which could, in the view of the board of trustees of the Fund and Countryside Canada's board of directors, reasonably interfere with the exercise of a committee member's independent judgment. Without limiting the generality of the foregoing, the following persons are considered to have a material relationship with the Fund, USEY, Cinergy or USEB:

a) a person who is, or has been, an employee or executive officer of the Fund, USEY, Cinergy or USEB, or any of their subsidiary entities or affiliated entities, unless the prescribed period has elapsed since the end of the service or employment;
b) a person whose immediate family member is, or has been, an executive officer of the Fund, USEY, Cinergy or USEB, or any of their subsidiary or affiliated entities, unless the prescribed period has elapsed since the end of the service or employment;
c) a person who is, or has been, an affiliated entity of, a partner[2] of, or employed by, a current or former internal or independent auditor of the Fund, USEY, Cinergy or USEB unless the prescribed period has elapsed since the person's relationship with the internal or independent auditor, or the auditing relationship has ended;
d) a person whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or independent auditor of the Fund, USEY, Cinergy or USEB, unless the prescribed period has elapsed since the person's relationship with the internal or independent auditor, or the auditing relationship, has ended;

2 "partner" does not include a fixed income partner whose interest in the internal or independent auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or independent auditor if the compensation is not contingent in any way on continued services.

e) a person who is, or has been, or whose immediate family member is, or has been, an executive officer of an entity if any of the Fund, USEY, Cinergy or USEB or their subsidiaries' current executives serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;
f) a person who has a relationship with the Fund, USEY, Cinergy or USEB or their affiliated entities pursuant to which such person may accept, directly or indirectly3, any consulting, advisory or other compensatory fee from the Fund, USEY, Cinergy or USEB or any of their subsidiaries, other than as remuneration for acting in his or her capacity as a member of the board of directors or any other board committee, or as part-time chair or vice chair of the board or any board committee;
g) a person who receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Fund, USEY, Cinergy or USEB or their subsidiary entities, other than as remuneration for acting in his or her capacity as member of the board of directors or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation;
h) a person who is an affiliated entity of the Fund, USEY, Cinergy or USEB or any of their subsidiary entities.

"**prescribed period**" means the shorter of:

a) the period commencing on March 30, 2004 and ending immediately prior to the determination required under the definition of "material relationship"; and
b) the three-year period ending immediately prior to the determination required under the definition of "material relationship".

3 The indirect acceptance by a person of a consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a) a person's spouse, minor child or stepchild or a child or stepchild who shares the person's home, or

(b) an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in such case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Fund, USEY, Cinergy or USEB or any of their subsidiaries.

RECEIVED
2006 APR 27 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COUNTRYSIDE
POWER INCOME FUND

Annual Information Form

For the year ended December 31, 2005

March 31, 2006

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form and any documents incorporated by reference may constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of the Fund or the Business, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Information Form, such statements use such words as "may", "will", "expect", "believe", "plan" and other similar terminology. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Form. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this Annual Information Form are based upon what the Manager (defined below) believes are reasonable assumptions, the Fund cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Annual Information Form, and neither the Fund nor any other person assumes any obligation to update or revise them to reflect new events or circumstances.

COUNTRYSIDE POWER INCOME FUND STRUCTURE

The Fund

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004 pursuant to a declaration of trust (the ''Declaration of Trust''). The Declaration of Trust was amended and restated on April 8, 2004, the date of the closing of the initial public offering of trust units of the Fund (''IPO Closing''). The Fund has invested, indirectly through Countryside Canada Power Inc. ("Countryside Canada"), in two district energy systems located in Charlottetown, Prince Edward Island (the ''PEI District Energy System'') and London Ontario (the ''London District Energy System'', together with the PEI District Energy System, the ''District Energy Systems'') and two gas-fired cogeneration facilities located in California (the ''Cogen Facilities''). The District Energy Systems have approximately 122 MW of thermal and electric generation capacity and the Cogen Facilities have approximately 94 MW of electric generation capacity and sold approximately 500,000 thousand pounds of steam in 2005. In addition, the Fund holds indirect investments in 22 renewable power generation and utility infrastructure projects (the ''Renewable Energy Projects'') located in the United States, which currently have approximately 51 MW of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the Renewable Energy Projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB").

The registered and head office of the Fund is located at 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

Countryside Canada Power Inc.

Countryside Canada Power Inc ("Countryside Canada") is a wholly owned subsidiary of the Fund. Countryside Canada is a corporation incorporated under the laws of Canada pursuant to the Canada Business Corporations Act. Countryside Canada owns 100% of the stock of Countryside Canada Acquisition Inc. ("Countryside Acquisition"), and 100% of the stock of Countryside US Holding Corp. ("Countryside Holding"). Countryside Canada holds 100% of the USEB Investments.

Countryside Canada Acquisition Inc.

Countryside Acquisition is a wholly owned subsidiary of Countryside Canada. Countryside Acquisition is a corporation incorporated under the laws of Canada pursuant to the Canada Business Corporation Act. Countryside Acquisition owns 100% of the stock of Countryside District Energy Holdings Corp. ("Countryside District Energy Holdings").

Countryside District Energy Holdings Corp.

Countryside District Energy Holdings, formerly known as USE Canada Holdings Corp., is a wholly owned subsidiary of Countryside Acquisition. Countryside District Energy Holdings is a corporation incorporated under the laws of Canada pursuant to the Canada Business Corporation Act. Countryside District Energy Holdings owns 100% of the stock of Countryside District Energy Corp. ("Countryside District Energy").

Countryside District Energy Corp.

Country District Energy, formerly known as USE Canada Energy Corp., is a wholly owned subsidiary of Countryside District Energy Holdings. Countryside District Energy is a corporation incorporated under the laws of Canada pursuant to the Canada Business Corporation Act. Countryside District Energy owns 100% of the District Energy Systems.

Countryside US Holding Corp.

Countryside Holding is a wholly owned subsidiary of Countryside Canada. Countryside Holding is a Delaware Corporation incorporated pursuant to the Delaware General Corporation Law. Countryside Holding owns 100% of the preferred membership interests and 75% of the subordinate membership interests of Ripon Power LLC ("Ripon Power") and 100% of the shares of Countryside U.S. Power Inc. ("Countryside U.S. Power").

Countryside U.S. Power Inc.

Countryside U.S. Power is a Delaware corporation incorporated pursuant to the Delaware General Corporation Law. Countryside U.S. Power performs certain management and administrative services for Countryside Canada and performs certain evaluation and analytic services pursuant to a Development Agreement by and among Countryside U.S. Power, U.S. Energy Systems, Inc. ('USEY") and Cinergy Solutions Inc. ("Cinergy Solutions"), an indirect subsidiary of Cinergy Corp. ("Cinergy").

Ripon Power LLC

Ripon Power is a wholly owned subsidiary of Countryside Holding which owns 100% of the preferred membership interests and 75% of the subordinate membership interests of Ripon Power. Countryside Ventures LLC (the "Manager") owns 25% of the subordinate membership interests of Ripon Power. Ripon Power is a Delaware limited liability company formed under the Delaware Limited Liability Company Act. Ripon Power owns 100% of the membership interests of Ripon Cogeneration LLC ("Ripon Cogeneration").

Ripon Cogeneration LLC

Ripon Cogeneration is a wholly owned subsidiary of Ripon Power. Ripon Cogeneration is a Delaware limited liability company formed under the Delaware Limited Liability Company Act. Ripon Cogeneration owns 100% of the Cogeneration Facilities.

The following chart illustrates the primary structural, contractual and ownership relationships of the Fund:



Unitholders
100% Units
Debentureholders
Countryside
Power Income Fund
(the "Fund")
100%
100% Common
Shares
100% Countryside
Canada Notes
PEI District
Energy System
USEB Loans
U.S. Energy Biogas
Corp. ("USEB")
(Delaware) (1)
Countryside Canada Power Inc.
("Countryside Canada")
(Canada) (2)
USEB Royalty
Interest
London District
Energy System
Countryside
Holding Note
100%
Countryside US Holding Corp.
("Countryside Holding") (3)
(Delaware)
Renewable Energy
Projects
25%
common
membership
interests
100% preferred membership
interests and 75% common
membership interests
Countryside Ventures
LLC
(the "Manager")
(Delaware) (4)
Ripon Loan (3)
Ripon Power LLC
("Ripon Power")
(Delaware)
100%
Ripon Cogeneration
LLC ("Ripon")
(Delaware)
Ripon
Facility
San Gabriel
Facility

1. USEB indirectly owns a 50% interest in the Renewable Energy Projects based in Illinois and a 100% interest in the Renewable Energy Projects located outside of Illinois. The remaining 50% interest in the Illinois-based Renewable Energy Projects is owned by Landgas of Illinois Corp.

2. Countryside Canada owns its interest in the PEI District Energy System and the London District Energy System indirectly through Countryside Acquisition, Countryside District Energy Holdings Corp. and Countryside District Energy Corp., its wholly-owned direct and indirect subsidiaries. Countryside Canada owns a 100% interest in Countryside U.S. Power Inc.

3. Countryside Holding holds a US$52 million project loan owed by Ripon Cogeneration (the "Ripon Loan").

4. The Manager was granted a 25% subordinated interest in Ripon Power in accordance with its long-term incentive plan entitlement under the modified management arrangements. See "Management and Development Arrangements – Management Agreement".

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Fund

Pursuant to a Prospectus dated March 29, 2004, the Fund completed its Initial Offering on April 8, 2004 and issued 14,905,366 Trust Units at a price of $10.00 per Unit.

In connection with the Initial Offering, the Fund acquired, through Countryside Acquisition 100% of USE Canada Holdings the indirect owner of the District Energy Systems described under the heading "Description of the Business – The District Energy Systems". A Business Acquisition Report describing the details of this transaction in full was filed with the Ontario Securities Commission (OSC) on June 22, 2004, and is incorporated by reference in this annual information form. A copy of this report can be found on www.sedar.com. On such date the Fund also acquired, amended and made additional advances in respect of the USEB Loans and acquired the USEB Royalty Interest both described under the heading "Description of the Business – The Renewable Energy Projects".

The Fund also received $30,400,000 representing the proceeds of a new long-term debt facility (the "New Credit Facility") through Countryside Acquisition.

On June 29, 2005, the Fund, through a subsidiary, completed the indirect acquisition of Ripon Power, formerly Lightyear Rockland Partners LLC, whose principal asset is Ripon Cogeneration, a California-based power generation company, for consideration of approximately US$95.3 million or approximately $116.9 million, based on the Bank of Canada noon spot rate of exchange on June 29, 2005. The Cogen Facilities consist of the Ripon cogeneration plant ("Ripon Facility") located near San Francisco, California and the San Gabriel cogeneration plant ("San Gabriel Facility") located near Los Angeles, California. In connection with this transaction, the Fund, through Countryside Acquisition, entered into the Amended Credit Facility (as defined below) in the amount of $80 million, all of which was drawn upon closing of the Acquisition. See "The Acquisition". The Fund's short form prospectus for its second public offering, dated November 8, 2005 (the "2005 Prospectus") contains a more detailed description of the Ripon Power acquisition (see 2005 Prospectus, "The Acquisition", pp 5-7). A copy of the 2005 Prospectus can be found on www.sedar.com. A Business Acquisition Report describing the details of this transaction in full was filed with the Ontario Securities Commission ("OSC") on September 12, 2005 and is incorporated by reference in this Annual Information Form. A copy of this report can be found on www.sedar.com.

On September 23, 2005, the Fund announced an increase in it's monthly distribution of $0.01 per Unit annually. The first distribution under the new rate was paid on or about October 31, 2005 to Unitholders of record on September 30, 2005.

Coincident with the distribution increase, the Fund announced a plan modifying the Fund's existing executive management arrangements. Under the modified arrangements, the Manager, a company independent of the Fund, provides management and

administrative services to the Fund as well as new growth opportunities under long-term arrangements. The Manager employs the Fund's former executive management team on a full-time basis as well as its administrative and development staff. The Fund has a right of first offer on all investment opportunities developed by the Manager that meet the Fund's investment criteria. See "The Management and Administration Agreements".

Pursuant to the 2005 Prospectus, the Fund and Countryside Canada completed a public offering on November 14, 2005 (the "Second Offering") and issued, respectively, 4,720,000 Trust Units for gross proceeds of $44,132,000 at a price of $9.35 per Unit and US$55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures (the "Debentures") due October 31, 2012 at a price of US $1,000 per Debenture. The Fund and Countryside Canada, through their subsidiaries, used the proceeds from the Second Offering to, among other things, repay approximately $30.5 million of the outstanding balance under the Amended Credit Facility, acquire and restructure project-related debt encumbering the Cogeneration Facilities (the "Ripon Loan"), from a syndicate of U.S. based lenders and fund certain working capital needs.

Fund's Objectives and Strategy

The Fund's objectives are to maintain the stability and sustainability of cash distributions to Unitholders and increase, when prudent, cash distributions per Unit. In order to achieve these objectives, the Fund intends to focus on enhancing current operational practices of the Business, pursuing internal growth and expansion opportunities and making additional investments in power generation and utility infrastructure, including, among others, cogeneration projects, green energy projects and district energy systems.

Operating Strategy

The Fund's operating strategy is to continue to retain the services of qualified and experienced operators, and, when required, hire experienced operations personnel or contract with firms with the requisite operational expertise.

Since the closing of the Offering, the Renewable Energy Projects and the District Energy Systems, have continued to be operated and managed by the employees of USEB and Countryside District Energy, respectively, which have operated the Renewable Energy Projects and District Energy Systems for a number of years. Administration and operations oversight of the Renewable Energy Projects is currently performed by USEY and a subsidiary of Cinergy, respectively. The power generation equipment for 10 of the Renewable Energy Projects is operated by outside operators under contract. GE/Jenbacher is the operator for eight of these 10 Renewable Energy Projects. The Cogeneration Facilities are operated by North American Energy Services ("NAES") under contract. Most of the employees employed by NAES at the Cogeneration Facilities have worked at the Cogeneration Facilities for a number of years.

In addition, the Manager employs a management team which monitors the Fund's indirect investments in the District Energy Systems, the USEB Investments and the

Cogeneration Facilities and evaluates and presents investment opportunities to the Fund and its subsidiaries. These individuals have extensive experience with the Business and managing the growth of energy businesses and projects.

Acquisition and Investment Strategy

The Fund intends to acquire or invest in additional projects only if the Fund believes that the acquisition or investment will result in an increase in cash distributions per Unit and will meet the Fund's other acquisition and investment guidelines. Such acquisitions or investments may be financed by the issuance of Units or other securities, from the cash flows of the Fund or through borrowings.

Future projects may be located in any region where opportunities meeting the Fund's objectives exist, although it is expected that these opportunities will exist primarily in Canada and the United States and may include: (i) district energy systems; (ii) natural gas-fired power plants; (iii) green energy projects (*i.e.*, biogas, biomass, waste-coal and wind); (iv) cogeneration projects; (v) energy outsourcing facilities that provide energy to wholesale, commercial, institutional and/or industrial customers; and (vi) energy infrastructure projects.

The Manager believes that investment opportunities for the Fund will arise: (i) as energy companies and financial sponsors seek to sell non-core assets; (ii) through consolidation in the energy industry; (iii) through the right of first opportunity granted by the Manager to Countryside Canada and Countryside Holding to purchase any asset, entity or investment that would meet the investment criteria of Countryside Canada, Countryside Holding or the Fund (See "The Management Agreement and Administration Agreement - Management Agreement -Right of First Opportunity") and (iv) through the acquisition, development or improvement of projects under the Development Agreement and/or the Improvement Agreement.

Acquisition and Investment Guidelines

The following guidelines will be used in the review and evaluation of possible acquisitions and investments by the Fund:

- each asset will be acquired, or an investment made therein, only if the Fund believes that the acquisition or investment will result in accretive cash distributions per Unit;
- assets in respect of which long-term revenue and energy supply contracts with investment grade or financially stable counterparties exist will be preferred and, in other cases, free market electricity price and exchange rate assumptions used in the acquisition or investment evaluations will be obtained from a recognized independent source;

- the acquisition of, or investment in, each asset will be subject to prior due diligence and based on an independent engineer's report confirming the condition or development of the asset and the technical assumptions used in the acquisition or investment evaluation;

- the expected useful life of each asset and associated structures will, with regular maintenance and upkeep, conform with the Fund's objectives of providing long-term and stable cash distributions to Unitholders; and

- the acquisition of, or investment in, each asset will be reviewed and approved by the Trustees.

DESCRIPTION OF THE BUSINESS

General - Countryside Power Income Fund

The Fund was established to invest indirectly in energy and energy infrastructure projects. The Fund's indirect investments consist of the indirect ownership of the District Energy Systems and indirect majority ownership of Cogeneration Facilities. The District Energy Systems have approximately 122MW of thermal and electric generation capacity and the Cogen Facilities have approximately 94 MW of electrical generation capacity and sold approximately 500,000 thousand pounds of steam in 2005. In addition, the Fund holds indirect investments in the Renewable Energy Projects located in the United States, which currently have approximately 51 MW of electrical generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the Renewable Energy Projects consists of loans to, and a convertible royalty interest in, USEB.

The Independent Power Generation Industry

Overview

The traditional electricity market structure in North America has consisted of vertically-integrated utilities which had a near monopoly over the generation, transmission and distribution of electricity to retail customers. A variety of factors, including federal legislative changes, rapid growth in electricity demand, rising electricity rates, technological advances and environmental concerns, led certain governments to implement efforts to restructure the electricity industry within their respective jurisdictions. Such changes have, among other things, encouraged the development of generation from independent power producers. In the independent power generation sector, electricity is generated from a number of sources, including: (i) water; (ii) natural gas; (iii) coal; (iv) waste products, such as biomass and biogas; (v) geothermal sources, such as heat or steam; (vi) the sun; and (vii) wind.

While vertically integrated regulated utilities continue to dominate the North American electricity landscape, independent power producers are playing an increasingly important

role in the supply of electricity. Policymakers have recognized the benefits of power generated by independent power producers, especially where such power is produced from renewable or waste resources, or at higher efficiencies than conventional utility-owned generation. A number of utilities and other non-independent power producers in the United States now offer customers the opportunity to purchase "green power" derived from renewable energy, which is priced at a premium to electricity generated from non-renewable sources. In 2004, the number of electric industry participants reporting customers in green pricing programs was 403, up 31% from the prior year. Electric industry participants reported having green pricing customers in forty-four states and the District of Columbia, including four states that were reported for the first time in 2004.

Industry Regulation

<u>United States</u>

In the United States, the trend towards restructuring the electric power industry and the introduction of competition in electricity generation commenced with the passage and implementation of the *Public Utility Regulatory Policies Act* of 1978 ("PURPA"). Among other things, PURPA, as implemented by the United States Federal Energy Regulatory Commission ("FERC"), was enacted to encourage the development and operation of certain power generation facilities by requiring electric utilities to purchase power from qualifying facilities (''QFs'') at the utility's avoided cost. A QF is a distinct type of energy producer that falls into one or both of two primary classes. One class of QFs are ''small power production facilities'' that generate power using specific energy sources such as wind, solar, geothermal, hydro, biomass or waste fuels, utilize a limited amount of fossil fuels and meet certain size criteria. Those of USEB's Renewable Energy Projects that produce power are in this first class because they are fueled by landfill gas and meet the relevant size criteria. A second class of QFs are ''cogeneration facilities'' which utilize fuel to produce both electric energy and useful thermal energy sequentially and meet certain operating and efficiency criteria. The Ripon and San Gabriel Facilities are in this second class since they produce electricity and steam and otherwise satisfy the applicable QF criteria. QFs are exempt from rate and other aspects of regulation by FERC under the *Federal Power Act*, exempt from all regulation by the Securities and Exchange Commission under the *Public Utility Holding Company Act of 1935* and exempt from regulation by State public service commissions with respect to rates and the financial and organizational activities of electric utilities. Prior to the enactment of the Energy Policy Act of 2005 (''EPA 2005''), a QF could not be primarily owned by one or more electric utilities or electric utility holding companies.

On August 8, 2005, comprehensive energy legislation was enacted when the President signed into law EPA 2005. That legislation makes several changes to PURPA, including: (1) eliminating the limitation on electric utility ownership of QFs, (2) terminating the mandatory purchase obligation imposed on electric utilities for new QFs that the FERC determines have access to competitive wholesale markets and (3) requiring the FERC to promulgate regulations no later than February 8, 2006 specifying additional criteria to be

applied to new cogeneration facilities with respect to the useful thermal energy output of such facilities and to encourage the development of efficient generation technology. EPA 2005 makes clear that it does not apply to the rights and remedies of the parties to existing contracts or obligations in effect or pending before a State public service commission as of the date of enactment. On February 2, 2006, the FERC promulgated its new regulations implementing the additional qualifying criteria to be applied to new cogeneration facilities and limiting the exemption from rate regulation by FERC available to QFs. Under the new regulations, the revised criteria for qualifying cogeneration facilities would not apply to the San Gabriel or Ripon Facilities since such projects were certified as ''qualifying facilities'' prior to the enactment of EPA 2005 and thus are not deemed to be "new cogeneration facilities." In addition, the limitation on the exemption from FERC rate regulation will not affect the Renewable Energy Projects or the San Gabriel or Ripon Facilities since all power produced by these Projects and Facilities is sold at rates established by a State regulatory agency's implementation of PURPA.

As noted above, the changes to PURPA made by EPA 2005 will not affect those Renewable Energy Projects that produce power or the Ripon and San Gabriel Facilities for so long as each such project continues to operate in compliance with the PURPA criteria applicable prior to the enactment of EPA 2005 and their PPAs remain in effect. In the event that any of such projects should lose QF status and if it should be determined that the purchasing utility has the right to terminate its PPA as a result thereof, it is possible that the changed criteria from the new legislation may be found to apply to any new PPA that such project would seek to enter into under PURPA. If such facility should temporarily lose QF status, the FERC could order the refund of amounts paid to the facility during the period of non-compliance. See ''Risk Factors — Qualifying Facility Status''.

With the exception of QFs, generation, transmission and distribution of electricity remained largely bundled until the enactment of the *Energy Policy Act of 1992* (the "1992 Act") and subsequent orders in 1996. Among other things, the 1992 Act enhanced FERC's power to open access to power transmission systems, contributing to significant growth in the independent power generation industry.

While FERC regulates interstate power transmission and has a mandate to ensure that wholesale sellers have access to the transmission grid at fair and reasonable rates, retail competition is largely the responsibility of individual states. According to a November 2005 Energy Information Administration report, 19 states allow retail electricity competition. Electricity sales from these non-utility energy service providers ("ESPs") have been steadily increasing, accounting for 8% of national retail electricity sales in 2004, up from 0.6% in 1999. ESPs also provided 18% of all of the electricity sold in those 19 States (see graph below). Industrial and commercial end use customers of ESPs generally obtained lower average prices than customers choosing to remain with traditional bundled service in the deregulated states.

Market Share of Energy Only Providers in Deregulated States
1996 - 2004


25%
20%
15%
10%
5%
0%
Percent, Total Retail Sales
1996
1997
1998
1999
2000
2001
2002
2003
2004
Year

Source: Energy Information Administration, Form EIA-861 "Annual Electric Power Industry Report."

California

When the California electricity market first permitted customer choice of generation supply, legislation fixed the retail rates of the three investor-owned utilities— PG&E, SCE and San Diego Gas and Electric (''SDG&E''). Originally, prices in the wholesale market were below the fixed level of retail rates; however, wholesale prices began to exceed the retail levels in the spring of 2000. The rise in wholesale prices was a result of a number of different factors including: (i) limited new generation capacity to accommodate demand growth; (ii) a wholesale market design that shifted significant amounts of wholesale electricity purchases to the spot market rather than to forward markets and which inhibited the utilities' ability to enter into long-term contracts; (iii) historically low water levels in the Pacific Northwest combined with increased demand in regions that were traditionally significant exporters to the California electricity market; (iv) high natural gas prices; (v) lack of price signals to retail customers who were unaware of increased wholesale rates as a result of their fixed retail rates; and (vi) alleged market manipulation.

As a result of rising wholesale prices and limitations on increasing retail prices, PG&E and SCE reported financial difficulty in paying for power, including power from QFs, and reduced or stopped making various payments. In April 2001, PG&E filed for bankruptcy. Subsequently, PG&E and SCE resumed payments to QFs, entered into agreements with the California Public Utilities Commission (''CPUC'') intended to restore their financial positions and PG&E was discharged from bankruptcy in 2004.

In response to the developments described above, FERC, the California legislature and the CPUC enacted a number of measures significantly affecting the wholesale and retail electricity markets of California. While changes in the wholesale and retail electricity markets in California are expected to continue and may impact the degree of new generation supply entering the California market as well as future market price levels in

unpredictable ways, the Fund expects that the impact on the Ripon or San Gabriel Facilities of such changes will be mitigated by their long-term capacity and energy sales agreements, under which capacity payments are largely fixed.

During periods when the full capacity of QFs are not committed to their respective counterparties, QFs may be subject to a ''must-offer'' obligation which FERC has required the California Independent System Operator (''CAISO'') to include in its tariffs. In that event, CAISO can require QFs to sell power to the CAISO, if needed by the CAISO, provided that such sale would not violate a permit or cause loss of QF status and CAISO is required to compensate the QFs, pursuant to a rate formula set forth in CAISO's tariff on file with FERC. CAISO has proposed revisions to that rate schedule and the matter is pending before FERC.

Illinois

Regulatory restructuring of the electricity market in Illinois commenced in 1997 with the passage of *The Electric Service Customer Choice and Rate Relief Act of 1997*. As a result of this legislation and its subsequent amendments (the "Illinois Act"), the Illinois power market began a mandatory restructuring calling for "the first third" of commercial and industrial customers to have a choice for their generation supplier by October 1999, and with all customers – including residential – having their choice by January 2001. One of the associated amendments, titled SB 24, specifically promoted the use of cogeneration technology, and required Illinois' major utility, Commonwealth Edison ("ComEd"), to allocate $250 million towards special environmental initiatives and an energy-efficiency fund.

Customers were given the option of purchasing "bundled" power and energy from incumbent utilities at frozen rates until 2007, or to purchase power and energy on an "unbundled" basis by switching the generation component of their service to an "Alternative Retail Electric Supplier", or "ARES".

Although approximately 12% of ComEd's eligible customers (representing half of the demand for the utility's electricity) had switched to alternative suppliers by the year 2000, customers with other utilities initially showed little interest in the transition. By the end of 2004, however, ARES were serving a significant portion of Illinois' total electric consumption. This included about 23.5 million mw-hours (18.5% of total retail sales) to retail customers.

Some suppliers remain hesitant to serve the roughly 4.4 million eligible residential customers due to the high transaction costs associated with individual marketing relative to the associated profit. The Illinois government continues to encourage local participation, however, with passage of a law enabling electric suppliers to minimize these transaction costs by using their web sites to enroll customers.

With the end of the competitive retail transition period occurring January 1, 2007, there is reason to believe that customers will have further incentive to switch to alternative

suppliers. On that date, the rate freeze on unbundled retail rates expires reverting to wholesale prices, allowing ARES to better compete against market rates.

Canada

Provincial governments have legislative authority over the generation, transmission and distribution of electricity in Canada. The movement toward restructuring the Canadian electricity industry has been similar to that of the U.S., as each province has determined its policy in this area based on its own assessment of its unique regional circumstances and issues.

Ontario

In 1987, Ontario Hydro, with the support of the Ontario Ministry of Energy, developed policies to encourage the addition of new generating capacity by independent power producers. In connection with this policy initiative, Ontario Hydro entered into a number of long-term PPAs with independent power producers. As of December 31, 2000, there were approximately 90 facilities owned and operated by independent power producers in Ontario that generated a total of 10,710 GWh of power in 2000 from a variety of energy sources, such as water, natural gas and biomass.

On April 1, 1999, Ontario's electricity industry was substantially restructured with the division of Ontario Hydro into five separate crown corporations, the two main companies being Ontario Power Generation Inc., the successor to Ontario Hydro's generation business, and Hydro One Inc., the successor to Ontario Hydro's transmission and distribution business. On May 1, 2002, Ontario's electricity market opened to competition at both the wholesale and retail levels. In November 2002, in response to increased prices of electricity, the provincial government introduced legislation that fixed the price of electricity for low volume and designated customers at 4.3 cents/kWh. On December 18, 2003, the newly-elected Liberal government enacted the *Ontario Energy Board Amendment Act, 2003* changing the electricity price cap for residential and certain other designated consumers (municipalities, universities, colleges, schools, hospitals, farms and customers whose annual electricity usage is 250,000 kWh or less) effective April 1, 2004 to 4.7 cents/kWh for the first 750 kWh consumed in any month and 5.5 cents/kWh for any consumption above that level. Customers other than low volume and designated consumers would remain subject to market pricing. On February 23, 2005, the Government enacted the Electricity Restructuring Act, 2004, setting an average price of 4.5 cents/kWh on the output of OPG's regulated generation assets for between April 1, 2005 to no later than March 31, 2008, and 4.7 cents/kWh on most of OPG's unregulated generation assets for between April 1, 2005 and no later than April 30, 2006, although the provincial government has announced that a cap would be extended to April 30, 2009, at 4.6 cents/kWh from May 1, 2006 to April 30, 2007, 4.7 cents/kWh from May 1, 2007 to April 30, 2008 and 4.8 cents/kWh from May 1, 2008 to April 30, 2009. The pricing described immediately above will also affect selected large industrial and commercial customers.

On March 11, 2005, the Ontario Energy Board announced changes to the electricity price cap starting April 1, 2005 for residential and other designated consumers to 5.0 cents/kWh on the first 750 kWh consumed in any month and 5.8 cents/kWh for any consumption about that level. Starting November 1, 2005 the price threshold changes twice a year (first 1,000 kWh/month during the winter months and 600 kWh/month during the summer months), but this pricing (subject to the revised threshold) will remain in place until the Spring of 2006. The removal of the cap on OPG's unregulated assets, and variances between previous forecasts and actual market prices, will be reflected in future Regulated Price Plan, or "RPP", pricing. A customer leaving the RPP (for example, where a customer chooses to purchase electricity from the spot market) will be subject to payment or receipt of a "final RPP variance settlement amount" reflecting the consumer's share of any accumulated variance between the actual price paid to generators and the forecast price paid by price plan consumers. New RPP prices are expected to be in place by May 1, 2006. The Ontario Energy Board intends to forecast new prices for May 1, 2006, and to adjust them every six months, if necessary, in order to be more responsive to market prices and avoid high variance account balances. On March 21, 2006, the Ontario Energy Board circulated a letter to interested parties setting out a proposed process for establishing the prices for output from OPG's designated (regulated) generation assets.

Since the provincial election of September 2003, the Ontario government, and subsequently the Ontario Power Authority, an entity established by the provincial government to, among other things, ensure an adequate long-term supply of electricity in Ontario, has conducted a number of Requests for Proposals for new generation supply – both conventional (typically natural gas) and renewable. Further RFPs will be conducted. The OPA and the Ontario Energy Board are also developing a Standard Offer process for small and mid-sized renewable generation projects. The need for a large amount of new generation supply is due in large part to the government's determination to close its coal-fired generation facilities by 2009.

The Biogas Industry

Overview

Biogas, also known as landfill gas, is generated from the decomposition of organic or carbon-based materials, including municipal solid waste. Biogas consists mainly of methane and carbon dioxide, roughly in equal proportions. Methane gas may be used for electrical power generation and for industrial applications. Electricity and boiler fuel sales from renewable energy projects are dependent upon the rate, quantity and quality of gas flow and the effectiveness of the biogas collection systems on a landfill site.

Biogas is collected by installing gas wells into a landfill at predetermined separations. The wells are connected by a series of pipes that deliver the biogas to the processing and conversion stations. The entire piping system is under a partial vacuum causing biogas in the landfill to migrate toward the wells. Once the biogas is collected, it is delivered to a

central processing facility where it is filtered to remove any contaminants that may be suspended in the biogas stream. It is then utilized as fuel to generate electricity, transported to a third party, or flared.

Biogas production at a landfill is estimated using models developed in association with the EPA and other similar bodies. Production estimates are based on accepted, theoretical decay patterns of carbon-based materials, with inputs that include: the filling pattern of the landfill, the composition of the waste, compaction, moisture content, time and local weather conditions. As the amount of waste deposited into a landfill increases, the amount of potential biogas that can be generated by the decomposition of waste also increases. Biogas generation peaks shortly after the closure of the landfill and starts to decline as the ratio of decomposed waste to under-composed waste increases. According to the EPA, depending on the size of the landfill and the amount of waste deposited into the landfill, the amount of biogas generated should continue to be substantial enough to support commercial operations for 20 to 30 years after a landfill ceases to accept waste.

Both methane and carbon dioxide are considered greenhouse gases and contribute to global warming. However, methane is significantly more damaging to the environment than carbon dioxide. The EPA first began regulating municipal solid waste landfills and biogas in 1991 under the *Resource Conservation and Recovery Act*. In 1996, the EPA released the Clean Air Act New Performance Standards and the associated emissions guidelines. As part of these guidelines, newer landfill facilities with large design capacities are required to install gas collection and control systems. The EPA also requires older landfills that exceed prescribed fill amounts to install gas collection and management systems.

The following diagram illustrates a typical biogas collection and electricity generation process.

Biogas Collection and Power Generation Process


Landfill Gas Recovery
6 - Electricity Generation
1 - Landfill Site
5 - Industrial Plant
4 - Intercooler
2 - Knockout Unit
3 - Blower/Compressor

1. **Landfill Site:** Biogas recovery is suitable for existing as well as future landfill sites. In existing sites, the biogas is collected by installing vertical wells every 150 to 300 feet and connecting these vertical wells to a central processing station.
2. **Knockout Unit:** A knockout unit is used to screen out contaminants and free liquids suspended in the biogas.
3. **Blower/Compressor:** The blower/compressor is used to create a partial vacuum in the system that causes the biogas to migrate through the wells toward the processing station.
4. **Intercooler:** The intercooler is used to reduce the temperature of the biogas allowing residual moisture to condense.
5. **Industrial Plant:** At this point, the biogas may be sold as boiler fuel directly to an end-user such as an industrial plant.
6. **Electricity Generation:** Alternatively, it may be used to power generators that convert it into electricity for sale to the local electric utility.

Government Support for Renewable Energy Projects

The U.S. federal government and a number of state governments have put programs in place that provide biogas owners with tax credits, emission credits and/or premium rates for the sale of electricity.

<u>Section 29 Tax Credits</u>

A significant incentive introduced by the U.S. federal government relating to biogas has been the Section 29 tax credit. "Section 29" refers to a program that forms a specific part of federal tax law known as the *Crude Oil Windfall Profit Tax Act of 1980*. This program introduced federal tax credits which are generated upon the sale of certain types of alternative fuels, including the methane component of biogas. The tax credit is generated when the owner of a biogas collection facility sells a unit of methane to an unrelated party for use in energy production. The buyer of the methane is considered to be

unrelated to the owner of the biogas facility under this legislation if there is no more than 50% overlapping ownership, either directly or indirectly, between the two. For credits claimed in 2004, each MMBtu of biogas sold for the generation of energy produced a tax credit of approximately US$1.13 Tax credits for projects developed after 1992 that were operational prior to July 1, 1998 will expire on December 31, 2007.

Through December 31, 2007, Section 29 has a phase out provision that is triggered when the ''Market Wellhead Price'' of domestic crude oil reaches certain ''Phase-out Prices'' as determined by the IRS. The phase-out is proportional. The Market Wellhead Price is the IRS' estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation. Phase out Prices are adjusted each year for inflation.

To qualify for Section 29 tax credits, a biogas facility must have been placed in service before July 1, 1998, pursuant to a binding written contract entered into before January 1, 1997. A contract was binding if it provided a completion date, a maximum price, was valid under state law, did not limit damages to a specified amount (or provided for liquidated damages of at least 5% of the total cost of the facility), and was not substantially modified on or after January 1, 1997. The facility was placed in service before July 1, 1998 if, by that date, the owner of the facility obtained all necessary licenses and permits, completed all critical testing of the facility, and controlled the facility, and if the facility was capable of producing biogas for sale and commenced daily operation, even if further testing to eliminate defects occurred later.

Illinois Incentives

The State of Illinois, in an effort to encourage the development of green energy fuels, among other things, initiated an incentive program to promote the development of renewable energy projects. The first step in this process was accomplished by classifying a renewable energy project that meets certain requirements as a "Qualified Solid Waste Energy Facility" or "QSWEF" under the *Local Solid Waste Disposal Act*. A QSWEF benefits from the provisions of the *Illinois Public Utilities Act* and the *Purchase and Sale of Electric Energy from Qualified Solid Waste Energy Facilities* of the *Illinois Administrative Code*. These state mandates, as implemented by the Illinois Commerce Commission ("ICC"), require an electric utility to enter into a PPA with a QSWEF that has a minimum term of 10 years so long as, among other things, no entity that directly or indirectly owns more than 50% of such QSWEF is primarily engaged in the business of producing or selling electricity, gas or useful thermal energy from a source other than one or more QSWEFs. The electric utility is obligated to purchase the electricity generated by a QSWEF located in such utility's service area at a rate that is equal to the average amount per kWh paid by the local government entities (with certain exceptions) for electricity in such QSWEF's jurisdiction (the "Gross Contract Rate"). The Gross Contract Rate typically exceeds the purchasing utility's Avoided Cost. In such case, the QSWEF receives a premium for the sale of its electricity to the utility, in the form of an incentive, which represents the excess of the utility's Gross Contract Rate over its Avoided Cost. To

recover the cost of this incentive, the utility is entitled to Illinois State tax credits equal to the amount of the incentive paid to the QSWEF.

The QSWEF is obligated to reimburse the State of Illinois for the amount of the tax credits claimed by the utility to which it sells electricity and is required to begin repaying this amount no later than the earlier of the date it has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing the project and 10 years from the date the project began commercial operation. Pursuant to regulations under the *Illinois Public Utilities Act* (the "ICC Regulations"), all incentives must be fully repaid by the QSWEF upon the earlier of 20 years after it began commercial operation or the end of its actual useful life. The incentives are to be repaid over the required repayment period pursuant to a schedule to be determined by the ICC based on the manner in which the utility claimed the tax credits.

In addition, each month, a QSWEF is required to pay the Illinois Department of Revenue an amount equal to US 0.06 cents/kWh sold by it during the prior month.

Other State and Local Incentives

A number of states provide incentives to encourage the development of biogas and other green energy fuels. These incentives have taken the form of direct incentives, renewable energy purchase requirements ("Renewable Portfolio Standards") and the establishment of renewable energy funds. The table below summarizes those U.S. states with Renewable Portfolio Standards.

SELECTED GREEN ENERGY INCENTIVES BY STATE

State	Renewable Portfolio Standards — Minimum % from Green Fuels[1]	Biogas Included
Arizona	1.1% by 2007 (60% Solar)	Yes
California	20% by 2010	Yes
Colorado	3% by 2007, 10% by 2015	Yes
Connecticut	10% by 2010	Yes
District of Columbia	11% by 2022	Yes
Hawaii	8% by 2005, 20% by 2020	Yes
Illinois	8% by 2013	Under Review
Iowa	10% of government load by 2010	Under Review
Maine	4% by 2009, 1% per year thereafter	Yes
Maryland	7.5% by 2019	Yes
Massachusetts	4% by 2009, 1% per year thereafter	Yes
Minnesota	10% by 2015	Under Review
Nevada	20% by 2015	Yes
New Jersey	6.5% by 2008	Yes
New Mexico	10% by 2011	Yes
New York	25% by 2013	Yes
Pennsylvania	8% by 2020 from "Tier 1" sources including biogas	Yes
Rhode Island	16% by 2020	Yes
Texas	5,880MW by 2015	Yes

State	Renewable Portfolio Standards — Minimum % from Green Fuels[1]	Biogas Included
Wisconsin	2.2% by 2011	Yes

(1) Source: Database of State Incentives for Renewable Energy, Interstate Renewable Energy Council, and U.S. Department of Energy.

(2) New York State entities are mandated to purchase electricity produced from renewable fuels.

Advantages of Renewable Energy Projects

Abundant and Low Cost Fuel Source

Containment and consolidation of solid waste into landfill sites is a common practice worldwide. The low cost to extract biogas from landfills makes it attractive for power generation relative to natural gas or other more conventional fossil fuel sources.

Environmental Benefits

Biogas produced by landfills has been described as one of the largest contributors to global warming. In order to comply with environmental regulations and reduce the hazard arising from a build-up of biogas (which is highly combustible), landfills are required to burn or flare it in a controlled manner. Converting biogas into electricity not only achieves these objectives, but also provides an alternative source of energy.

Government Support

The recent growth in the development of renewable energy projects is partly a result of the support that biogas and other green energy fuels are receiving from federal and state governments, regulators and customers in the form of (i) tax credits; (ii) emissions credits; and/or (iii) premium rates for the sale of electricity.

Premium Pricing for Green Energy

Excluding incentives received from federal and state governments, power generated using green energy fuels, such as biogas, has, in certain instances, been able to obtain a premium price over power generated from conventional sources due to the introduction of Renewable Portfolio Standards and increased environmental awareness.

Proven Technology

Several types of standardized equipment are used to generate electricity from biogas. The power generation equipment is manufactured by companies such as GE/Jenbacher, Caterpillar and Deutz all of whom have established track records in the power generation industry. The most common equipment types are reciprocating engines or internal combustion engines, which are customized to operate on biogas. According to the EPA, 82% of renewable energy projects that generate electricity utilize this technology. For sites with high gas flow, steam turbines or gas turbines may be used.

Low Operating Costs

As a result of the low maintenance requirements and high reliability of biogas equipment, operating expenses for renewable energy projects are comparatively stable and predictable.

The District Energy Industry

Overview

District energy systems are common in large urban centres worldwide and in North America, including Toronto, Montreal, New York, Philadelphia and Boston. Over 5,000 district energy systems are currently in operation in the U.S., supplying over 8% of commercial floor space. District energy systems typically consist of one or more central production plants that generate steam, hot water and/or chilled water and distribute it through underground pipes to customer buildings.

Structure of District Energy Systems

The central production plant of a typical district energy system converts fuel, such as natural gas, biomass, fuel oil or coal, into steam, hot water and/or chilled water which is distributed through underground pipes to its customers to provide heating, air conditioning and some industrial process uses. Customers typically include government offices, hospitals, educational institutions and apartment buildings, as well as commercial businesses that commonly outsource for such services.

TYPICAL DISTRICT ENERGY SYSTEM


Fuel Source
Central Production Plant
Electrical Utility
• Municipal Solid Waste
• Biomass
• Fuel Oil
• Natural Gas
Fuel
• Steam
• Hot Water
• Chilled Water
• Electricity
Electricity
Distributes electricity to local customer base
Government Customers
Steam
Hot Water
Chilled Water
Business Customers
Commercial/Industrial Customers
Residential Customers

Outlook for the District Energy Industry

Argonne National Laboratory and the International District Energy Association estimate that district energy could provide up to 30% of the thermal energy needs in the United States by 2010. New and expanded markets include urban areas, universities and colleges, military installations, and other campus or institutional settings. This growth is driven by the benefits it can provide to local economies, including the revitalization of urban centres by providing a reliable, low-cost energy infrastructure and improving air quality.

Rising energy costs for industrial and commercial consumers, coupled with new environmental initiatives, have encouraged the expansion of existing systems and the development of new systems in Canada. District energy systems have been introduced over the last five years in cities such as Windsor, Sudbury and Markham.

Advantages of District Energy Systems

High Customer Retention

District energy systems provide customers with an attractive alternative to conventional in-house heating and cooling systems. Contracting for energy services with a district

energy system eliminates the requirement of a customer to provide building space to house boilers, human resources to manage its systems, and the associated capital investment. In addition, the pricing structure of district energy sales is such that the cost to a customer is competitive with alternative services, resulting in high customer retention.

High System Reliability

District energy systems have been designed to achieve higher reliability than conventional in-house systems as a result of the greater system management expertise and the incorporation of multiple back-up systems, which is not typically feasible to implement in smaller installations.

Low Operating Costs

The operation of large, efficient boilers and integrated distribution systems provides for low operating and maintenance costs on a per customer basis. In addition, district energy systems can be designed to utilize inexpensive, readily-available, low-grade fuels, such as biomass, to enhance operating margins. The use of cogeneration further reduces operating costs by simultaneously producing thermal energy and electricity.

Premium Pricing for Value Added Service

District energy competes in the marketplace with a customer's alternative sources of heating and cooling, and is typically valued at a premium based on its superior convenience, reliability and environmental advantages.

Cogeneration

As a general rule, power generating facilities produce heat in the process of creating electricity. Historically, conventional power plants released this heat into the environment. The Public Utility Regulatory Policies Act (PURPA) discussed above encourages renewable and alternative energy sources as a substitute to petroleum and foreign-based energy requirements, and creates a special market for power generating facilities which capture this excess heat, and divert it to domestic or industrial heating purposes. This has resulted in an increased ratio of energy-produced to energy-consumed, thereby enhancing resource efficiency and reducing dependency on external energy requirements.

Power producing facilities that can show relative efficiency to conventional power generating assets through a secondary use of the energy created from a given fuel input can earn special entitlements. If the combination of electricity output plus thermal heat employed meet certain efficiency or other operating or environmental standards, these "cogenerators" can earn the designation of "Qualifying Facility", or "QF". QF status can prove lucrative as electricity produced by these facilities is, under certain circumstances, required to be purchased by utilities under long-term contract at prices and quantities set

by the State. Congress thus has effectively ensured that these cogenerators have a guaranteed market for their power at a price equal to the utilities avoided cost of traditional (typically fossil fuel) power generation. While EPA 2005 has conditioned the benefits afforded to QF's under PURPA in certain respects, existing QF's including the Ripon and San Gabriel Facilities should not be subject to such conditions so long as they continue to sell power pursuant to their existing PPA's. See "Description of the Business-Industry Regulation-United States".

Outlook for the California Power Market

The Western Electricity Coordinating Council ("WECC") estimated California and Mexico border 2005 peak electricity demand to be 55,955 MW. This is expected to grow at an average of 2.0% per year until 2013. At the same time, many of the electric generating facilities supplying peak Californian demand are approaching the end of their useful lives or are in need of retrofits to comply with new environmental standards. Approximately 58% of the total Californian power plant capacity was brought online prior to 1980[1].

Estimates of the amount of electric generating capacity that will be retired vary widely. In 2004, the California Energy Commission ("CEC") undertook a detailed study of ageing power plants and concluded, under a medium to high risk scenario, that 10,204 MW of generation capacity is expected to be retired from 2005 to 2008, [2] or is at risk of retirement. In addition, the rate of new additions slowed to only 568 net MW in 2004 compared to 2,678 net MW in 2003.[3] New additions are forecast to increase in 2005 with 2,231 MW of new generation capacity being added.

Under several of these forecast scenarios, new generation capacity additions would be needed in the near term if the CAISO is to keep its operating reserves above its targeted 7% minimum and prevent exposing consumers and businesses to major power supply risks. In 2004, the state-wide peak hour reserve margin averaged 15.3%, down from 22.8% in 2003.

The CEC is forecasting the PG&E service area in northern California to be able to maintain a reserve margin above the minimum requirement through 2008, however, in the SCE and SDG&E service areas in southern California, the CEC is projecting the reserve margin declining to 2.1% in both 2007 and 2008 under normal operating scenarios.

(1)Source: California Energy Commission 2005 Database of California Power Plants

(2) Source: California Energy Commission Energy Policy Report, 2004 Update

(3) Source: California ISO 2004 Annual Report on Market Issues and Performance

The Manager believes that the combination of ageing supplies and increasing demand should support the Ripon and San Gabriel facilities remaining operational and economically viable after the expiration of their PPAs.

THE RENEWABLE ENERGY PROJECTS

Background

On May 1, 2001, the predecessor of USEB, Zahren Alternative Power Corporation, was acquired by USEY (54.26%) and an indirect subsidiary of Cinergy (45.74%). USEB owns 100% of the Renewable Energy Projects located outside of Illinois and 50% of those located in Illinois, of which Illinois Landfill, successor to AJG, owns the remainder.

Cinergy is a diversified U.S. energy company that manages a balanced and integrated portfolio of regulated operations and commercial businesses. Cinergy's regulated operations distribute electricity and natural gas to approximately 1.5 million and 500,000 customers, respectively, across three midwestern U.S. states. Cinergy also owns approximately 7,000MW of electric generation capacity in Indiana and its commercial business unit owns approximately 6,300MW of electric generation capacity across the U.S. In 2005 Cinergy entered into a merger agreement with Duke Energy (NYSE:DUK) under which each Cinergy share will be converted into 1.56 shares of the new Duke Energy at the close of the merger. The shareholders of Cinergy and Duke Energy have approved the merger. The companies anticipate closing the merger as early as April 2006.

USEY is an independent power producer servicing large retail customers, including industrial and commercial end-users. USEY owns, operates and/or has financed 22 green energy, district energy and cogeneration projects in North America with a total of approximately 51MW of electric generation capacity. An indirect subsidiary of Cinergy owns approximately 5% of the outstanding common shares of USEY and a senior officer of Cinergy was formerly a member of the board of directors of USEY. USEY and an indirect subsidiary of Cinergy are parties to a joint project development agreement.

USEB Operating Profile

The Renewable Energy Projects currently have approximately 51MW of electric generation capacity. Eighteen of the 22 Renewable Energy Projects have contracts with local electric utilities for the sale of electrical output. The Brookhaven project leases electric generation equipment to a third party, which in turn has a contract to sell the output to an electric utility.

In addition, USEB receives payments under notes issued to subsidiaries of Cinergy and AJG ("Gasco Notes" in connection with the sale of its ownership interests in 16 Gascos that qualify for Section 29 tax credits. These payments are scheduled to end in 2007. The loss of this revenue stream in 2007 is expected to be primarily offset by increased

electricity and boiler fuel production volumes from planned expansions of the Renewable Energy Projects.

The Renewable Energy Projects are located across nine states in the U.S. with a majority of power sales to electric utilities in the State of Illinois. The Renewable Energy Projects are able to capitalize on regional opportunities as they relate to the sale of electricity and government incentive programs.

SUMMARY OF RENEWABLE ENERGY PROJECTS(1)
ELECTRIC GENERATION CAPACITY (MW)


Amity 2%
Barre 1%
Burlington 1%
Onondaga 1%
Willow Ranch 2%
Streator 2%
Oceanside 2%
Manchester 2%
Hamms 2%
Brickyard 6%
122nd Street 6%
SPSA 1 7%
Brookhaven 8%
Upper Rock 8%
Roxanna 8%
Morris 8%
Dixon Lee 8%
Dolton 10%
Countryside 16%

(1) Excludes those Renewable Energy Projects whose production output is boiler fuel.

All of the Renewable Energy Projects located in Illinois receive an incentive under the Rate Incentive Program for the first 10 years of their commercial operation. The PPA/Retail Rate Expiry listed in the table below reflects the date of expiry of the entitlement to receive this incentive for each Renewable Energy Project located in Illinois and the date of expiry of the PPAs for those Renewable Energy Projects located outside of Illinois. Subsequent to the expiry of a project's entitlement to receive incentives or its PPA, as the case may be, the relevant electric utility will remain obligated to purchase the project's electrical output at the utility's Avoided Cost for so long as the project produces electricity and maintains its status as a QF under the FPA and meets certain other state

law requirements. Alternatively, USEB may choose to sell the electrical output of the Renewable Energy Projects into the Green Power Market or the electricity wholesale market. USEB may also sell renewable energy credits and GHG emission credits separately from the sale of electricity.

Summary of the Renewable Energy Projects

Set out below is a listing of the Renewable Energy Projects and their key characteristics.

RENEWABLE ENERGY PROJECTS SUMMARY

Project	State	Project Output	MW	PPA/Retail Rate Expiry	Off-Taker(s)	Gas Rights Agreement Expiry	Site Lease Expiry	Landfill Status
Countryside	IL	Electricity	8.0	2011	Commonwealth Edison	(1)	(1)	Open
Dolton	IL	Electricity	5.0	2008	Commonwealth Edison	2016(2)	2016(2)(3)	Open
Dixon Lee	IL	Electricity	4.0	2009	Commonwealth Edison	2017(2)	2017(2)	Open
Morris	IL	Electricity	4.0	2011	Commonwealth Edison	2018(4)	2018(4)(5)	Open
Roxanna	IL	Electricity	4.0	2009	Illinois Power	N/A	2018(2)	Open
Upper Rock	IL	Electricity	4.0	2010	MidAmerican Energy	2017(2)	2029	Open
SPSA I	VA	Electricity	3.3	2014	Virginia Power	2011(6)	2011(6)	Open
122nd Street	IL	Electricity	3.0	2008	Commonwealth Edison	2016(2)	2016(2)	Closed
Brickyard	IL	Electricity	3.0	2009	Illinois Power	2017(2)	2017(2)	Open
Hamms	NJ	Electricity	1.2	2010	GPU/First Energy	2006(7) 2016(2)	2006(7)	Closed Open
Manchester	NH	Electricity	1.2	Ongoing(8)	New Hampshire Public Service	2004(9)	2004(9)	Closed
Oceanside	NY	Electricity	1.2	2006	Long Island Power Authority	2004(7)	2004(7)	Closed
Streator	IL	Electricity	1.0	2009	Commonwealth Edison	2017(2)	2017(2)	Open
Willow Ranch	IL	Electricity	1.0	2007	Commonwealth Edison	2016(2)	2016(2)	Closed
Amity	PA	Electricity	1.0	2007(12)	Penn Power & Light	2006(7)	2006(7)	Closed
Barre	MA	Electricity	1.0	2006(10)	Dominion Power	2015	2015	Closed
Burlington	VT	Electricity	0.7	2006(2)	Burlington Electric Dept.	2006(2)	2006(2)	Closed
Onondaga	NY	Electricity	0.6	2007(13)	Niagara Mohawk	1999(7)	1999(7)	Closed
Cape May	NJ	Boiler Fuel	N/A	2009(11)	State of New Jersey	2011	2011	Open
SPSA II	VA	Boiler Fuel	N/A	2011(12)	CIBA Specialty Chemical	2011	N/A(13)	Open
Tucson	AZ	Boiler Fuel	N/A	2011(12)	Tucson Electric Power	2017	N/A(13)	Open
Brookhaven	NY	Electricity	4.0	2007	Wehran Energy Corp.	N/A(14)	N/A(14)	Closed

(1) The term of such agreements substantially exceeds the term of the USEB Loans and the conversion date of the USEB Royalty Interest.
(2) Subject to two five-year extension terms at USEB's option.
(3) A portion of the site is owned and a portion is leased.
(4) Subject to three five-year extension terms at USEB's option.
(5) The gas rights agreement at the Morris project provides the project's Genco with a site lease. A stand alone site lease is in final stages of being formalized with the landfill owner.
(6) May be extended for one or more five year terms by mutual agreement.
(7) The agreement automatically renews so long as biogas is produced in commercially reasonable quantities.
(8) Continues until terminated by USEB.
(9) Agreement may be extended for up to 10 years upon mutual consent.
(10) May be terminated by off-taker on one year's notice.
(11) Facilities operations agreement under which USEB operates the gas collection system and transmission pipeline to the off-taker and in consideration receives a fee.
(12) Gas purchase agreement.
(13) These Transcos have no facilities located at the site. A transmission pipeline runs from the Gasco directly to the end users.
(14) The Brookhaven project is structured as an equipment lease under which a subsidiary of USEB owns the power generating equipment and receives a fee to operate such equipment.

Commercial Structure of the Renewable Energy Projects

The Renewable Energy Projects may incorporate up to three separate legal entities as illustrated in the following diagram and described below:

TYPICAL RENEWABLE ENERGY PROJECT COMMERCIAL STRUCTURE


Genco
Generation of electricity
Biogas
Electricity
Gasco
Collection of biogas
Utility or Industrial Purchasers
Transco
Transportation of biogas
Biogas
Biogas

Gasco

Gascos are the legal entities that typically own the biogas extraction rights and collection systems and collect and sell the biogas to a Genco and/or a Transco, as the case may be, under long-term, fixed-rate contracts. Gascos are typically structured as limited partnerships whereby the beneficiaries of the Section 29 tax credits own a 99% limited

partnership interest in the Gasco and USEB owns a 1% general partnership interest or less in the Gasco. The limited partnership interests are held by investment grade third parties. Countryside Canada does not own any interest in such limited partnership interests through the USEB Loans or the USEB Royalty Interest except an indirect interest in debt service payments received from such third parties by USEB under the Gasco Notes. In the cases of the Roxanna and Brookhaven projects, USEB does not own an interest in the relevant Gascos.

The Gencos typically provide the Gascos with a portion of the electricity they generate to power their gas collection systems and, in addition, provide operating and maintenance services to the Gascos. The total revenues received by the Gascos for the sale of biogas generally equates to the total cost of the Gencos providing the electricity and operating and maintenance services to the Gascos.

Genco

Gencos are the legal entities that typically own the power generating equipment, purchase the biogas from a Gasco and sell the electricity it generates to an electric utility or industrial user under long-term contracts. The Renewable Energy Projects incorporate 19 Gencos that are wholly-owned subsidiaries of USEB, except for the Illinois-based projects which are owned 50% by USEB and 50% by Illinois Landfill. Gencos typically lease a portion of a landfill site from an independent third party landfill owner.

Transco

Transcos are the legal entities that typically own the gas transportation equipment and purchase biogas from a Gasco to transport and sell to a third party as boiler fuel under long-term contracts. The Renewable Energy Projects include three Transcos which are all wholly-owned subsidiaries of USEB.

Pricing Structure

Illinois QSWEF Pricing Structure

The State of Illinois established the Rate Incentive Program to encourage, among other things, the proper disposal of waste and, where economically and technically feasible, the efficient use of the products or by-products generated as a result of its disposal. The Illinois-based Renewable Energy Projects all qualify as QSWEFs and, as such, are participants in the Rate Incentive Program. Under the Rate Incentive Program, QSWEFs sell electricity at the Gross Contract Rate for the first 10 years of their commercial operation. The Gross Contract Rate is calculated annually by the electric utility and equals the average amount per kWh paid by local government entities for electricity in the jurisdiction in which the QSWEF is located (with certain exceptions). The difference between the Gross Contract Rate and the electric utility's Avoided Cost equals the QSWEF's incentive. A QSWEF must begin to repay the incentive no later than the earlier of the date the QSWEF has paid or otherwise satisfied in full the capital costs or

indebtedness incurred in developing its facility and 10 years after the date the QSWEF began commercial operation. The incentive must be entirely repaid by the QSWEF upon the earlier of 20 years after the QSWEF began commercial operation and the end of the QSWEF's actual useful life. See "— ICC Rate Incentive Program and ICC Reimbursement Account".

Gross Contract Rates are calculated on an annual basis and vary by location. Since both the Gross Contract Rate and Avoided Cost typically change annually, the incentive component also typically changes on an annual basis.

ICC Rate Incentive Program and ICC Reimbursement Account

According to the terms of the Rate Incentive Program, a QSWEF must start repaying an amount equal to the incentive portion of the Gross Contract Rate to the State of Illinois no later than the earlier of the date the QSWEF has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing its facility and 10 years after the date it began commercial operation. The incentive must be entirely repaid upon the earlier of 20 years after the QSWEF began commercial operation and the end of the QSWEF's actual useful life. The repayment obligation to the State of Illinois is equal to the amount of the incentive received, without interest, and is required to be made under a schedule to be determined by the ICC based on the manner in which the local utility claimed the relevant tax credits.

To ensure sufficient funds exist for reimbursement of the incentive, each Illinois-based Renewable Energy Project agreed, under the orders that the ICC issued to establish and/or confirm its status as a QSWEF (the "ICC Orders"), to establish an ICC Reimbursement Account which it funds with a portion of the amount of the incentive it receives . The ICC Orders have no specific requirements for the amount of funds that need to be deposited in the ICC Reimbursement Account for repayment of the incentive or for the type of investments that are appropriate for the ICC Reimbursement Account. Each Illinois-based Renewable Energy Project invests the funds held in a ICC Reimbursement Account in a balanced portfolio of fixed income, equity and other investments managed by a professional advisor. See "Risk Factors — Risks Related to the Business — QSWEF Status" and "Risk Factors — Risks Related to the Business — ICC Repayment Liability".

Although the Rate Incentive Program for each of the Illinois-based Renewable Energy Projects terminates 10 years after the commencement of commercial operation, the local electric utility is obligated to purchase the electrical output from such Renewable Energy Project at the utility's Avoided Cost for so long as the Renewable Energy Project qualifies as a QF and satisfies Illinois laws. This obligation arises under requirements of PURPA, and Part 430, *Purchase and Sale of Electrical Energy from Cogeneration and Small Power Production Facilities* of the *Illinois Administrative Code.*

Green Power Market and Pricing

After expiration of the 10-year period over which the Illinois-based Renewable Energy Projects participate in the Rate Incentive Program, and after expiration of the PPAs for the non-Illinois-based Renewable Energy Projects, USEB anticipates that it will sell the power generated by the Renewable Energy Projects into the Green Power Market, if economically attractive.

The use of power derived from alternative sources has been mandated in several states in the United States, in addition to being discussed at a federal level. Such states, including Illinois, have incorporated, or are in the process of incorporating or considering the incorporation of, Renewable Portfolio Standards. These standards require that a certain percentage of power generated be derived from a renewable fuel source. In Ontario, the Electricity Conservation and Supply Task Force, which was established in June 2003 and released its report on January 14, 2004, has recommended that Ontario implement Renewable Portfolio Standards and concluded that renewable energy generation will be a vital part of Ontario's future electricity supply mix. The mandate for such standards stems from the objective of reducing the use of fossil fuels, reducing the reliance on foreign energy sources and increasing the production of clean energy.

In those jurisdictions where the Renewable Portfolio Standards exist, Green Power Markets may develop and rates for green power may increase to a level that may result in green power generation reaching the level set by the Renewable Portfolio Standards. Such levels typically involve a price premium on electricity generated reflecting the total cost (including capital) of producing such power. In addition, without state-mandated Renewable Portfolio Standards, it has been demonstrated that there is a segment of the general public that has a preference for electricity generated from green power, and is willing to pay a premium for such power.

Section 29 Tax Credits

Since the development of the Renewable Energy Projects, USEB has sold predominantly all of its ownership interests in the Gascos to either Cinergy or AJG.

An indirect subsidiary of Cinergy purchased USEB's ownership interests in the Countryside, Morris and Brown County Gascos. Consideration for the purchase was in the form of: (i) an up-front down payment; (ii) a fixed note with specified principal and interest payments; and (iii) a contingent note whose payments are based upon the amount of MMBtus sold by the Gascos to the Gencos. USEB has agreed to indemnify the indirect subsidiary of Cinergy for certain losses suffered in the event that certain tax-related representations and warranties made by USEB are inaccurate.

AJG purchased the ownership interests in other Renewable Energy Projects' Gascos, which generate Section 29 tax credits. Consideration from AJG to USEB was in the form of: (i) an up-front down payment; and (ii) a contingent note whose payment is based upon the amount of MMBtus sold by the Gascos to the Gencos. AJG subsequently sold certain

of such ownership interests to a subsidiary of American International Group. USEB has agreed to indemnify AJG for certain losses suffered in the event that certain tax-related representations and warranties made by USEB are inaccurate.

The ability of a project to receive Section 29 tax credits depends on the placed-in-service date of the facility. Section 29 tax credits for the Gascos at 14 Renewable Energy Projects are currently available annually until December 31, 2007, based on an in-service date of on or before June 30, 1998. These projects include Brickyard, Cape May, Countryside, Dixon Lee, Dolton, Hamms, Manchester, Morris, 122nd Street, SPSA (I and II), Streator, Upper Rock, Tucson and Willow Ranch. Renewable Energy Projects with in-service dates prior to 1993 qualified for tax credits only through 2002. These projects include Amity, Burlington, Oceanside and Onondaga. USEB also owns two developmental sites where the Gascos generate tax credits, and receives revenues from four other Gascos where the sites themselves are owned and operated by third parties. In 2005, these four sites generated revenues of approximately US$93,000. USEB has two generating facilities, Brookhaven and Roxanna, whose Gascos were not owned by USEB and therefore generate no revenue for USEB from Section 29 tax credits.

USEB thus receives a cash flow stream in connection with the sale of its Gasco interests. Since Section 29 requires that a sales transaction take place between unrelated parties, the Genco/Gasco structure was created. Each Renewable Energy Project (except Brookhaven and Roxanna), regardless of whether it is a Genco or Transco, is affiliated with a Gasco entity that has generated and/or continues to generate Section 29 tax credits for the benefit of the Gasco entity's owners. Neither USEB nor any of the Gascos has obtained a ruling from the IRS confirming that Gascos generate Section 29 credits. All of the Renewable Energy Projects currently in operation (except for the Roxanna and Brookhaven projects) have provided or continue to provide economic benefits to USEB through the sale of Section 29 tax credits to investment grade counterparties — Cinergy, AJG and American International Group.

Through December 31, 2007, Code Section 29 has a phase out provision that is triggered when the ''Market Wellhead Price'' of domestic crude oil reaches certain ''Phase-out Prices'' as determined by the IRS. The IRS will not publish the Phase-out Prices for calendar year 2005 until May 2006. Market Wellhead Prices in 2005 on occasion, exceeded the price at which the Phase out would be triggered. Nevertheless, based on average Market Wellhead Prices for 2005 and estimates of 2005 Phase-out Prices, the Manager believes that the Phase-out was not triggered in 2005. However, there can be no assurance that future oil prices will remain under future phase out levels in 2006 and 2007.

Operations

Effective January 1, 2003, USEB entered into operating and maintenance agreements with RUN Energy for the operation and maintenance of the Countryside and Morris projects. Under the terms of these agreements, RUN Energy is responsible for all expenses related to the operation of the equipment including scheduled major and minor

overhauls and the supply of fluids and other spare parts, but excluding repair of failed engine blocks. The existing contracts have one year terms with renewal options.

RUN Energy provides management, operations and maintenance services to the energy industry. RUN Energy is a specialist in distributed power generation, including renewable energy and waste fuels, with a cumulative total of over 6 million hours of operation at over 30 distributed power plants, predominantly in the biogas industry.

On May 1, 2003, the term of the existing operating agreements with GE/Jenbacher for the operation and maintenance of the Brickyard, Dixon Lee, Dolton, 122nd Street, Roxanna, Streator, Upper Rock and Willow Ranch projects were extended to 10 years. Under the terms of these agreements, GE/Jenbacher is responsible for all expenses related to the operation of the equipment including scheduled major and minor overhauls, the supply of fluids and other spare parts and the replacement of failed components. Compensation for the services is at a flat-fixed rate per kWh produced, adjusted based upon the Consumer Price Index and the Producers Price Index. Contract terms include the imposition of penalties or the payment of bonuses should actual production fall below or exceed prescribed levels. The production levels are adjusted periodically to reflect gas quality and quantity.

With the execution of these operation and maintenance contracts, approximately 69% of the engine generating capacity of the Renewable Energy Projects is operated and maintained by third-party operators under fixed price contracts. As the third-party operators are responsible for the relevant projects' day-to-day operations, USEB has been able to reduce its staffing levels and insurance premiums. The variable cost of operation is approximately 74% of total project operating expenses.

The operation and maintenance functions for the remaining Renewable Energy Projects, including Amity, Barre, Brookhaven, Burlington, Cape May, Harnms, Manchester, Oceanside, Onondaga, SPSA I and II, and Tucson are performed by USEB staff, which is comprised of 21 professionals.

USEB Loans

On closing of the Offering, Countryside Canada purchased certain Existing Loans from the then current lenders to USEB and various affiliates of USEB, including John Hancock Financial Services, Inc. and certain of its affiliates, GESF Energy Capital LLC and AJG, for a cash purchase price equal to 100% of the principal amount outstanding under the Existing Loans on the closing date of the Offering. USEB paid all accrued unpaid interest on the Existing Loans and made an additional payment to John Hancock Financial Services, Inc. and its affiliates and GESF Energy Capital LLC in connection with the purchase.

Upon acquisition of the Existing Loans, Countryside Canada made Additional Advances to USEB and Countryside Canada and USEB and amended the Existing Loans to include the Additional Advances and otherwise give effect to the terms set forth in the

amendment to the note purchase agreement governing the USEB Loans (the "USEB Loan Agreement"). Including the Additional Advances, the USEB Loans were for an initial principal amount of $107 million.

The USEB Loans consist of two loans, a loan in the approximate principal amount as of the closing of the Offering, of $89.8 million (the "USEB A Loan") and a loan in the approximate principal amount, as of the closing of the Offering, of $17.2 million (the "USEB B Loan"). USEB is borrower on both USEB Loans. The USEB Entities that own the USEB Operating Assets guaranteed both USEB Loans.

As security for the USEB Loans, Countryside Canada has a first ranking lien on all of USEB's assets except the Excluded Assets, and substantially all of the USEB Operating Assets not directly held by USEB secure the guarantees.

Yankee Energy Services Company ("YESCO") retained its second lien on the equity interests in and assets of the USEB Entities that own the assets of and equity interests in the Countryside, Morris and Brookhaven projects securing its US$4.7 million vendor's note (the "YESCO Note") which is subordinated to such projects' guarantees of the USEB B Loan but is senior to such guarantors' unsecured guarantees of the USEB A Loan. USEB has provided an unsecured guarantee of the YESCO Note.

The interest rate on the USEB Loans is 11.0% per annum and principal and interest is paid monthly. The USEB Loans have a maturity date of 15 years from April 8, 2004, subject to mandatory prepayment provisions and prepayment at the election of the lender after 10 years. Approximately 56% of the aggregate principal amount of the USEB Loans will amortize over their term gradually increasing from 1.6% of the aggregate principal amount in the first year to 7.1% in the 15th year.

Except in connection with a change of control of USEB, the USEB Loans are not redeemable or repayable prior to five years from their date of issuance. Thereafter, USEB may, to the extent it has available cash, prepay all or a portion of the USEB Loans subject to a yield maintenance provision which requires USEB to make Countryside Canada whole on the forgone returns from the date of prepayment of the USEB Loans to the maturity date. USEB has the right to prepay the USEB Loans on the same basis if there is a change of control of USEB at any time prior to the fifth anniversary of the issuance date. USEB is required to make mandatory prepayments under the USEB Loans under certain circumstances with and without premiums.

Under the terms of the USEB Loans, USEB is required to establish the USEB Reserve. At the closing of the Offering, the USEB Reserve was funded with US$2 million. Thereafter, beginning in 2004, USEB is obligated to fund the USEB Reserve with a minimum of US$250,000 quarterly, increasing by 2.5% per year (the "Projected Minimum Quarterly Funding Amount"), from operating cash flow after payment of all amounts due on the USEB Loans, operating expenses, and ICC reimbursement deposits, but before growth capital expenditures, dividends to the shareholders of USEB and royalty payments to Countryside Canada pursuant to the USEB Royalty Interest. To the

extent that there are insufficient funds to satisfy the Projected Minimum Quarterly Funding Amount in each and every quarter commencing in 2004 and until the maturity of the USEB Loans, excess cash flow of USEB (after payment of operating expenses, amounts due on the USEB Loans, operational capital expenditures, ICC reimbursement deposits and the Projected Minimum Quarterly Funding Amount) in subsequent quarters will be deposited into the USEB Reserve until the equivalent of the Projected Minimum Quarterly Funding Amount multiplied by the number of quarters elapsed since the issuance date of the USEB Loans has been funded. Once the required amounts have been funded to satisfy the Projected Minimum Quarterly Funding Amount for each quarter since the issuance of the USEB Loans and certain other conditions have been met, dividends shall be permitted to be paid to the shareholders of USEB.

The following are events of default under each of the USEB Loans: (i) failure to pay principal or interest beyond any applicable grace period, absent a waiver; (ii) default under any covenant beyond any applicable grace period; (iii) defaults under, or revocation of, any material regulatory license; (iv) cross-default to any other USEB Loan; (v) cross-default to payment of other secured debt exceeding $4 million; (vi) the bankruptcy or insolvency of USEB or any of its subsidiaries; (vii) a judgment against USEB or its subsidiaries in excess of $2 million which has not been stayed or bonded; (viii) a material default under a material contract of USEB or the USEB Entities; (ix) defaults under related loan documents; (x) lapse of security interest in pledged collateral; (xi) material falsity of any representation or warranty made by USEB or a USEB Entity; (xii) acceleration of certain other debt exceeding $8 million; and (xiii) default under or cancellation of certain contracts related to certain projects.

The USEB Loan Agreement contains customary covenants, and representations and warranties for transactions of this nature between arm's length parties.

If Countryside Canada becomes liable to pay or remit any withholding tax or is subject to any amount as or on account of withholding tax in respect of its acquisition, making or holding of the USEB Loans (including the receipt of interest thereon), other than a tax or withholding tax arising from a disposition of the USEB Loans, USEB is required under the USEB Loan Agreement to provide funds or make additional payments to Countryside Canada with respect to the USEB Loans to permit such withholding tax to be paid or remitted (without reducing any payments that would be made to Countryside Canada in the absence of such withholding tax) or otherwise fully indemnify Countryside Canada in respect of such liability, except to the extent that such withholding tax is increased by Countryside Canada's failure to supply such forms and documents as USEB may require to eliminate or reduce such withholding tax. Under the terms of the USEB Loans, USEB is required to hedge its currency exchange exposure under the USEB Loans. On closing of the Offering, USEB will have currency hedges in place to hedge its currency exchange exposure on debt service payments for the first three years of the term of the USEB Loans. Under these arrangements, approximately US$2 million of amounts deposited into the ICC Reimbursement Accounts will be pledged directly to the hedge providers as security for USEB's obligations. Thereafter, 75% of debt service payments will be hedged at various intervals through to maturity.

USEB Royalty Interest

The Fund, through Countryside Canada, acquired the USEB Royalty Interest for US$6,000,000 ($7,884,000) at closing of the Offering. The USEB Royalty Interest entitles Countryside Canada to receive an annual amount (the "Royalty") from USEB that is determined by reference to, and limited by, USEB Distributable Cash Flow (defined below). The USEB Royalty Interest is convertible, subject to certain regulatory conditions, at any time on or after the 20th anniversary of the closing of the Offering on April 8, 2004, or in the event of the prepayment in full of the USEB Loans, on or after the date of such prepayment, into non-voting common shares of USEB (the "Equity Interest"), representing 49% of the common shares of USEB outstanding at the time of conversion. Upon conversion of the USEB Royalty Interest, Countryside Canada's right to receive the Royalty will terminate. The amount of the Royalty payable to Countryside Canada depends upon whether the USEB Royalty Interest has become convertible. For each fiscal quarter prior to that in which the USEB Royalty Interest becomes convertible, the amount of the Royalty payable to Countryside Canada will be equal to 7% of the USEB Distributable Cash Flow plus an additional percentage of USEB Distributable Cash Flow equal to 1.8% of the USEB Revenues (defined below), but in any event, the Royalty payment will be subject to the Distribution Cap (described below). After the USEB Royalty Interest becomes convertible, but remains unconverted, the Royalty will be equal to 49% of USEB Distributable Cash Flow, subject to the Distribution Cap.

"USEB Distributable Cash Flow" means with respect to any period of time, USEB Revenues less: (i) ICC Reimbursement Account deposits during such period; (ii) actual cash payments and distributions of every kind made by the USEB Operating Assets during such period (other than payments or distributions to other USEB Operating Assets or to Excluded Assets), such payments to include without limitation expenses, salaries, fees, rent, overhead not to exceed US$1.4 million per annum, taxes, capital expense, and, if 100% of the revenues of IEGP II are included in the USEB Revenues, distributions to AJG in respect of its interests in IEGP II, but to exclude payments to the shareholders of USEB in respect of services rendered, and (iii) payments of principal and interest, funding of reserve requirements, including but not limited to the USEB Reserve, and other payments and reimbursements during such period as required by the USEB Loan Agreement and the YESCO Note; provided that the USEB Distributable Cash Flow shall not be reduced by cash invested to expand the capacity or production of the USEB Operating Assets during such period.

"USEB Revenues" means, with respect to any period of time, the aggregate consolidated gross revenues received by the USEB Operating Assets during such period, including but not limited to: (i) interest on and other earnings from investment of the ICC Reimbursement Accounts from time to time, to the extent such interest and earnings are not required by the USEB Loan Agreement to be reinvested in the ICC Reimbursement Accounts and are reasonably determined by USEB to be in excess of the amounts required to provide for reimbursement to the State of Illinois; (ii) interest on and other earnings from investment of the USEB Reserve; (iii) repayments of

principal or payments of interest actually received during such period under any of the Gasco Notes; (iv) fees and other payments received from services rendered and sales made to persons or entities other than to the USEB Operating Assets; (v) repayments of principal or payments of interest which are actually received by USEB during such period pursuant to the AJG Note; and (vi) required deposits to the ICC Reimbursement Account; provided that cash or other proceeds generated by a Capital Event (defined as a liquidation of USEB or a sale of substantially all of the assets of USEB) shall not be taken into account in determining USEB Revenues. For purposes of this definition, in order to eliminate multiple counting of revenues, aggregate gross cash revenues shall be determined in a manner that does not take into account amounts of any nature transferred among the USEB Operating Assets.

The USEB Royalty Interest will terminate upon the liquidation of the USEB Operating Assets or a sale of substantially all of the assets of the USEB Operating Assets (such events, together with the refinancing of the USEB Loans, a "Capital Event"). Upon the occurrence of a Capital Event, Countryside Canada will become entitled to receive, subject to the Distribution Cap, US$6 million (the "Return Amount") and 49% of the Net Residual Proceeds. "Net Residual Proceeds" means the sum of the gross cash and other proceeds generated by a Capital Event and the amounts held in the ICC Reimbursement Accounts as of the date of such Capital Event, less: (i) all expenses of or allocable to the USEB Operating Assets incurred in connection with the Capital Event, including but not limited to legal and accounting fees and disbursements, banking and investment banking fees, brokerage fees, and other internal and third party fees and costs related to the Capital Event and of or allocable to the USEB Operating Assets; (ii) all amounts required to pay the USEB Loans in full; (iii) rate incentive reimbursement amounts payable under the Rate Incentive Program and all other amounts due or reserved for future payments to the State of Illinois in respect of the Illinois-based Renewable Energy Projects; (iv) all amounts required to pay the YESCO Note in full; (v) federal, state and local taxes due and owing and an amount to be reasonably reserved to pay all such taxes which will become payable by the USEB Operating Assets; (vi) all amounts required to liquidate all other financial and contractual liabilities and wind up the affairs of the USEB Operating Assets; (vii) all dividends of USEB and Royalties which are declared and unpaid as of the date of the Capital Event; (viii) a stipulated amount of US$30 million representing the book value of the investment of the shareholders of USEB in the USEB Operating Assets including minority interests, but excluding the USEB Royalty Interest, determined in accordance with GAAP as of the date of the Offering; (ix) a stipulated amount of US$6 million representing the net book value of the USEB Royalty Interest determined in accordance with GAAP as of the date of the Offering; provided that neither the USEB Reserve nor distributions there from shall be taken into account for purposes of determining Net Residual Proceeds, and provided further that for purposes of this definition, Net Residual Proceeds shall not be less than zero. For purposes of calculating Net Residual Proceeds, non-cash proceeds will be valued as follows: (i) publicly traded securities shall be valued at the average of their closing prices (as reported by the stock exchange upon which such securities had the highest daily volume) for the five trading days prior to the closing of the Capital Event, and (ii) any other non-cash proceeds shall be valued at their fair market value reasonably determined in good faith by USEB and

Countryside Canada provided that if they are unable to agree, the determination shall be referred to an independent accounting or financial appraisal firm reasonably acceptable to Countryside Canada and USEB.

Notwithstanding the above, no amount will be payable to Countryside Canada under the USEB Royalty Interest (whether in the ordinary course of business, in connection with a Capital Event, or otherwise) unless, in the case of the Return Amount, 500% of such amount is distributed concurrently to the USEB shareholders in respect of their common shares of USEB and, in all other cases, at least 104.09% of such amount is distributed concurrently to the USEB shareholders in respect of their common shares of USEB (the "Distribution Cap").

It is expected that Royalty payments will generally be subject to U.S. withholding tax. Subject to the Distribution Cap, USEB has agreed to increase the amount paid with respect to the Royalty Interest such that, after such withholding tax, Countryside Canada will have received the same amount that it would have received in the absence of such withholding tax, except to the extent that such withholding tax is increased by Countryside Canada's failure to supply such forms and documents as USEB may require to reduce or eliminate such withholding tax.

THE DISTRICT ENERGY SYSTEMS

Overview

The District Energy Systems are located in Canada, one in Charlottetown, PEI and one in London, Ontario, and have approximately 122MW of thermal and electric generation capacity. The following chart summarizes the District Energy Systems' thermal and electric capacity.

SUMMARY OF DISTRICT ENERGY SYSTEMS THERMAL AND ELECTRIC CAPACITY (MW)


London
49%
Charlottetown
51%

The PEI System produces steam, hot water and electricity using biomass, waste fuel and fuel oil. The London System produces steam, chilled water and electricity using natural gas as its primary fuel and fuel oil as its alternative fuel. The steam, hot water and/or chilled water generated by the production facilities are distributed to government, commercial and residential customers through underground distribution systems. The high credit quality and long-term contracts with the systems' largest customers, in conjunction with the long-term relationships with its other customers afford stability and predictability to the cash flows of each system. In 2003, a review of the District Energy Systems was conducted by an independent consultant, which included reviews and analyses of equipment, performance and environmental matters.

DISTRICT ENERGY SYSTEMS SUMMARY

System	Province	MW	Top Five Customers[1]	Purchase Agreement Expiry	Customer S&P Credit Rating
Charlottetown	PEI	62.5	Department of Transportation and Public Works	2025	A[2]
			Queen Elizabeth Hospital	2025	Government Funded[2]
			University of Prince Edward Island	2025	Government Funded[2]
			RioCan Property Services	N/A[3]	BBB[4]
			Charlottetown Area Development Corp.	2009	Government Funded[2]
London	ON	59.6	London Health Sciences Centre	2011	Government Funded[2]
			City Centre (Osmington Inc.)	2013	Not Rated
			London Hospital Linen Service	2021	Government Funded[2]
			London Free Press (Sun Media Corporation)	2008	(BB-)
			Royal Host Hotels (Hilton)	2021	(BBB-)
Total		**122.1**			

(1) The top five customers of the PEI System represented approximately 71.9% of 2005 revenues of the PEI System. The top five customers of the London System represented approximately 47.8 % of 2005 revenues of the London System.
(2) Government funded customers receive substantial direct and/or indirect support of one of, or a combination of, the federal, provincial or municipal governments. The S&P credit ratings for Canada and the Provinces of PEI and Ontario are "AAA", "A" and "AA", respectively.
(3) The customer's building has been connected to the PEI System since 1989. The term of the agreement is indefinite, but can be terminated by either party with one month's notice.
(4) DBRS senior unsecured debenture rating for RioCan Real Estate Investment Trust.

The PEI System

The PEI System is a district energy system located in Charlottetown, PEI with total distributing capacity of approximately 62.5MW and total electricity generating capacity of 1.2MW. The PEI System initially consisted of three separate systems, which were built from 1983 through 1987: the Queen Elizabeth Hospital, the Prince Edward Home and the University of Prince Edward Island systems. In 1995, the systems were upgraded and the distribution lines connected to improve efficiency and provide an integrated base for further expansion.

The PEI System produces energy in the form of steam, hot water and electricity from three production facilities. The system is fueled primarily by biomass and waste fuel while fuel oil is used for peaking and back-up. The distribution systems consist of 17 km of hot water distribution and 1.5 km of steam distribution.

Steam, Hot Water and Electricity Sales

The PEI System sells steam and hot water to customers in over 100 government, commercial and residential buildings, each of which is connected to its distribution system. The system's major customers include the Department of Transportation & Public Works, the Queen Elizabeth Hospital and the University of Prince Edward Island, each of which is under long-term contract. Contracts with the system's largest customers generally provide for the pass-through of fuel costs, thereby mitigating the impact of energy price and weather volatility. Approximately 80% of the system's revenues were generated from government-funded entities or investment grade customers in 2005. The system sells the electricity generated beyond that required for the system's operations to Maritime Electric Company, Limited.

Rates for small customers are adjusted monthly, and are based on the customer's cost of fuel oil (the alternative fuel source for heating in PEI), thus enabling prices to remain competitive to other customer alternatives.

In addition to steam, hot water and electricity sales, the system generates revenue from waste fuel fees associated with its acceptance of municipal solid waste from Island Waste Management Corp. ("IWMC"), a Canadian crown corporation run by the Department of Transportation and Public Works.

REVENUE BREAKDOWN BY SOURCE
YEAR ENDED DECEMBER 31, 2005


1.0%
14.8%
84.2%
Hot Water & Steam Sales
Waste Fuel Fees
Electricity & Other Sales

Customers

The PEI System's 10 largest customers as measured by 2005 revenue are listed in the following table.

Customers	Customer S&P Credit Rating	Purchase Agreement Expiry	% of 2005 Revenue
Department of Transportation & Public Works			
Steam Sales	A[2]	2025	21.4%
Fuel Fees[1]	A[2]	2025	13.7%
Queen Elizabeth Hospital	Government Funded[2]	2025	18.3%
University of Prince Edward Island	Government Funded[2]	2025	15.1%
RioCan Property Services	BBB[3]	N/A[4][5]	3.4%
Sport PEI	Government Funded[2]	N/A[2]	2.0%
Charlottetown Area Development Corp.	Government Funded[2]	2009	1.8%
Dyne Holdings	N/A	N/A[2]	1.7%
Charlottetown Hotel	N/A	N/A[4]	1.4%
Colonel Grey Senior High	Government Funded[2]	N/A[2]	1.3%
Total			**80.1%**

(1) Fuel Fees are generated from IWMC.
(2) Government-funded customers receive substantial direct and/or indirect support of one of, or a combination of, the federal, provincial or municipal governments. The S&P credit ratings for Canada and PEI are "AAA" and "A" respectively.
(3) DBRS senior unsecured debenture rating for RioCan Real Estate Investment Trust.
(4) Customers without indicated contract expiries are customers-at-will. For most customers however, a long demonstrated payment history based on the terms of the original contract exists.
(5) The customer's building has been connected to the PEI System since 1989. The term of the agreement is indefinite, but can be terminated by either party with one month's notice.

Energy Generation

The PEI System generates steam and hot water from three plants: the Energy from Waste Plant (the "EFWP Facility"), the University of Prince Edward Island Facility (the "UPEI Facility") and the Prince Edward Home Facility (the "PEH Facility"). The EFWP Facility is the largest of the three plants and provides the base load for the system. Total capacity is 153,100 lbs/hour of steam, generated from waste fuel, biomass and fuel oil. The UPEI Facility is the main back-up to the EFWP Facility, providing peak firing using fuel oil. In addition, this facility provides cooling to several buildings on the university campus through two chillers supplied with hot water from the distribution system. The PEH

Facility, the original district energy facility, is seldom utilized, but can be fired using fuel oil.

In 2003, USE Canada upgraded the EFWP Facility with the installation of two new economizers, upgrades to the wood-fired systems and the installation of a new thermal storage tank. These upgrades were designed to enhance the use of more economic biomass fuels and reduce the use of more expensive fuel oil.

Plant	Capacity	Equipment	Fuel Supply
EFWP Facility (base load facility)	153,100 lb/hour (44MW)	• Three energy-from-waste units and one heat recovery steam generator • Two wood-fired boiler systems • Two fuel oil-fired boilers • 35 MWh (550,000 gal) storage tank	• Municipal solid waste (primary) • Wood waste (primary) • Fuel oil (backup)
UPEI Facility (back-up and peaking facility)	64,000 lb/hour (18MW)	• Three firetube boilers •	• Fuel oil
PEH Facility (back-up and peaking facility)	19,000 lb/hour (5.5MW)	• Three boilers	• Fuel oil

Fuel Supply

The PEI System's three production facilities are fuelled by wood waste (biomass), municipal solid waste and fuel oil for supplementary firing and for peak periods, representing approximately 37.0%, 46.4% and 16.6% of 2005 fuel volume, respectively. The system has contracted for the supply of wood waste through an agreement that expires in 2025 with Georgetown Timber Ltd., a sawmill in PEI. The system receives municipal solid waste from IWMC.

Employees, Operations and Maintenance

There are 33 full-time employees currently employed at the PEI System. The employees are non-unionized, and the system has never experienced a work stoppage. The PEH Facility and the UPEI Facility are operated under long-term leases with the provincial government and the university, respectively. All other land and equipment is owned directly by the PEI System.

Environmental

The PEI System is in material compliance with environmental laws, and has not received any notices or citations relating to environmental compliance. The PEI System is required to report its emissions and operating data to the provincial Department of Environment on an annual basis under its operating permit. In addition, there is a federal requirement to report emissions data annually under the National Pollutant Release Inventory

program. Any costs of environmentally driven upgrades required as a result of changes in environmental laws are the direct responsibility of the provincial government.

Operating History

Energy production has increased since 1998, with the largest increase between 2001 and 2002. Waste energy as a percentage of total production declined somewhat over the past few years prior to 2004 due to an increase in overall sales as well as a marginal drop in waste volumes due to the implementation of an integrated waste management system in PEI. Waste Energy as a percentage of total production increased somewhat in 2004 Wood as a percentage of total production has remained constant.

PEI SYSTEM ENERGY PRODUCTION


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
MWh
2001
2002
2003
2004
2005
Year Ended
MWh Production from Waste
MWh Production from Wood
MWh Production from Oil

The London System

The London System is a district energy system located in London, Ontario with total distributing capacity of approximately 156,000 lbs/hour of steam, 2,850 tons of chilled water, and a total electricity generating capacity of 3.6MW, totaling approximately 59.6MW of thermal and electric generation capacity. The London System produces steam, chilled water and electricity from one facility that uses natural gas as its primary fuel and fuel oil as its alternative fuel. The London System was significantly upgraded in

1994 to enhance its steam and distribution system and to add cooling capability. The distribution system consists of 8 km of steam distribution and 2 km of chilled water distribution.

Steam, Hot Water and Electricity Sales

The London System sells steam and chilled water to a diversified customer base, including the London Health Sciences Centre. Approximately 68% of the system's revenues were generated from investment grade or government-funded entities in 2005. Customer contracts include price escalators which generally provide for a pass-through of fuel costs, thereby mitigating the impact of energy price and weather volatility. The system also sells electricity beyond its internal load requirements under a long-term PPA, which allows the system to either self-dispatch or load follow without penalty. The London System has been able to add additional steam and chilled water customers on a consistent basis. In addition, the London System has expansion opportunities in both the steam and the chilled water markets.

REVENUE BREAKDOWN BY SOURCE
YEAR ENDED DECEMBER 31, 2005


0.3%
14.8%
84.9%
Hot Water & Steam Sales
Chilled Water Sales
Electricity Sales

Customers

The London System's 10 largest customers as measured by 2005 revenue are listed in the following table.

Energy Purchaser	S&P Credit Rating	Contract Expiry	% of 2005 Revenue
London Health Sciences Centre	Government Funded(1)	2011	16.7%
London Hospital Linen Service	Government Funded(1)	2021	10.0%
City Centre (Osmington Inc.)	Not Rated	2013	7.5%
London Free Press (Sun Media Corporation)	(BB-)	2008	7.2%
City and Centennial Hall (City of London)	Government Funded(1)	2007(2)	6.8%
Royal Host Hotels (Hilton)	(BBB-)	2021	6.4%
Galleria London	Not Rated	2010	5.8%
Court House (Ontario Crown Corporation)	Government Funded(1)	2013	4.4%
Federal Buildings (Government of Canada)	AAA	2009	4.3%
Middlesex Condominium	Not Rated	2014	3.0%
Total			**72.1%**

(1) Government-funded customers receive substantial direct and/or indirect support of one of, or a combination of, the federal, provincial, or municipal governments. The S&P credit ratings for Canada and Ontario are "AAA" and "AA" respectively.

(2) Automatic five-year renewals.

Energy Generation

The London System generates steam, chilled water and electricity utilizing two 1.5MW gas turbine generators and two backpressure steam turbines. Waste steam from the turbines is used internally to produce chilled water or is sent directly to the steam distribution system. In addition, chilled water is produced at four other sites, utilizing one 570-ton capacity steam absorption chiller, one 580-ton capacity hot water absorption chiller and three electric chillers (600, 700 and 800-ton capacity units). Steam is generated from one 60,000 lbs/hour boiler, two 35,000 lbs/hour boilers and one heat recovery unit capable of 30,000 lbs/hour. The power plant is fuelled by natural gas with fuel oil available as a back-up.

Plant	Capacity	Equipment	Fuel Supply
London System	156,000 lbs/hour (steam) 2,850 tons (chilled water) 3.6MW (electricity)	• Three boilers and one heat recovery steam generator • Two backpressure steam turbines • One steam absorption chiller • Three electricity-powered chillers • Two gas turbines	• Natural gas (primary) • Fuel oil (backup)

Fuel and Water Supply

Natural gas is purchased through a natural gas marketer and is distributed by the local gas distribution company, Union Gas Limited, through a high-pressure gas line. Fuel oil is readily available in London. Boiler feed water is supplied by the local municipality.

Employees, Operations and Maintenance

There are a total of 11 full-time employees at the London System. Eight of the employees are members of the Communications, Energy and Paperworkers Union of Canada. The London System has not experienced a work stoppage in more than 30 years. The administrative offices for the London System are located on separate premises in London, along with the Fund's administrative offices, and are leased under a short-term arrangement.

Environmental

The London System is in material compliance with environmental laws, and has not received any notices or citations relating to environmental compliance. The London System is required to report its air emissions data to the Ontario Ministry of the Environment every two years. In addition, there is a federal requirement to report emissions data annually under the National Pollutant Release Inventory program.

Operating History

Sales volumes for the London System have increased over the past number of years and most significantly in 2001 and 2002 with the addition of the London Health Sciences Centre as a customer. Also, chilled water sales have increased with the addition of new customers over the past number of years.

LONDON SYSTEM ENERGY PRODUCTION


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
MWh
2000
2001
2002
2003
2004
2005
Year ended
MWh Production from Natural Gas & Electricity

THE COGENERATION FACILITIES

Overview

The Cogeneration Facilities are located in California, one in Ripon and one in Pomona and have approximately 93.5 MW of electrical generation capacity. The following chart summarizes the Cogeneration Facilities electrical capacity. Cogeneration Facilities are each QF's and produce electricity and steam using natural gas fuel. Each Cogeneration Facility sells electricity to a local utility pursuant to a long term PPA and steam to a third party seam host pursuant to a steam sales agreement.

SUMMARY OF COGENERATION FACILITIES ELECTRIC CAPACITY (MWh)


Ripon
52%
San Gabriel
48%

COGENERATION FACILITIES SUMMARY

Facility	City	MW	Power Purchaser Customers[1]	Purchase Agreement Expiry	Customer S&P Credit Rating
Ripon	Ripon	49	Pacific Gas & Electric	2016	BBB
San Gabriel	Pomona	44.5	Southern California Edison	2018	BBB+
Total		**93.5**			

The Ripon Facility

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant located in Ripon, California, approximately 130 kilometres east of San Francisco. The

Ripon Facility generally operates as a base load facility. The Ripon Facility is a QF under the regulations of the FERC implementing PURPA, and thus is currently exempt from rate regulation as an electric utility under federal and state law.

A General Electric LM5000 combustion turbine generator and an IHI power turbine generate electricity at the Ripon Facility. The combustion turbine technology is based on an aircraft engine design that is known for rapid starting and stopping capability and more efficient performance as compared to industrial frame combustion turbines.

The Ripon Facility produces steam from a heat recovery steam generator ("HRSG") and, when needed, from an auxiliary boiler. The full steam production from the HRSG can be used internally, primarily for steam injection into the combustion turbine.

Power Purchase Agreement

Electrical capacity and energy is sold pursuant to a Long-Term Energy and Capacity Power Purchase Agreement executed by Simpson Paper Company, as Seller, on November 12, 1984 and by PG&E as Buyer, on April 5, 1985 (the "Ripon PPA"). The Ripon PPA has been amended on three occasions and was assigned by Simpson Paper Company to Ripon Cogeneration Inc. in 1996, the predecessor in interest to Ripon. Ripon Cogeneration Inc. was subsequently converted into Ripon in 2004. The term of the Ripon PPA extends for a period of 30 years from the firm capacity availability date of April 25, 1988. The Ripon Facility is required to operate throughout the term of the agreement as a QF in accordance with the cogeneration facility requirements established by FERC pursuant to PURPA as those requirements existed on the effective date of the agreement.

The Ripon PPA provides for capacity payments for firm capacity, first incremental capacity and second incremental capacity. The formula for firm capacity payments is the product of: (1) the firm contract capacity of 42,000 kW; (2) the contract capacity price of US$172 per kW per year; (3) a capacity loss adjustment factor; and (4) a performance bonus factor. Firm capacity payments are applicable only in periods during which the Ripon Facility's forced outage rate is less than twenty percent. In addition, the firm capacity payments are weighted by allocation factors for each period as defined by the CPUC which are weighted towards the peak hours, particularly during the summer period of May 1 through September 30. The firm capacity performance bonus is based upon the Ripon Facility's availability factor during the summer peak months of June, July and August. The performance bonus factor is calculated as the ratio of the previous five-year average peak capacity factor during the summer peak hours divided by eighty-five percent.

The formula for the first incremental capacity for capacity deliveries above 42,000 kW and up to 44,500 kW is the product of: (1) the first incremental capacity of up to 2,500 kW; (2) the first incremental contract capacity price of US$188 per kW per year; (3) a capacity adjustment loss factor; and (4) an allocation factor which accounts for the quantity of first incremental capacity delivered during specified periods. Finally, the formula for second incremental capacity for capacity deliveries above 44,500 kW and up to 54,000 kW is the product of: (1) the first incremental capacity of up to 9,500 kW; (2) the second incremental contract capacity price as authorized from time to time by the CPUC; (3) a capacity

adjustment loss factor; and (4) an allocation factor which accounts for the quantity of second incremental capacity delivered during specified periods.

Under the Ripon PPA, PG&E is required to accept delivery of all energy and capacity generated by the Ripon Facility except during periods of forced outage, *force majeure*, emergencies or to comply with prudent industry practice, or if necessary to allow PG&E to shut down its system for inspection, repair or maintenance. In such instances, PG&E is not required to accept or pay for deliveries of energy and may require the Ripon Facility to reduce energy deliveries. However if the Ripon Facility is prevented from meeting performance requirements because of a forced outage of PG&E's system, PG&E must continue to make the full capacity payments. During periods of "hydro-spill" conditions, as defined by the CPUC, and generally meaning those periods when purchases from QFs and other conditions on the PG&E system would otherwise require that PG&E spill water at its hydroelectric facilities without being able to generate electricity, therefore, PG&E has the right to curtail deliveries of energy from the Ripon Facility and, if energy from the Ripon Facility is delivered to PG&E, the energy price will be the hydro-savings price quoted by PG&E. PG&E also has the right to curtail deliveries from the Ripon Facility in excess of 37,000 kW during all super off-peak hours (generally from 1:00 a.m. to 5:00 a.m. during each calendar day) and during any period when PG&E would otherwise incur "negative avoided costs" (generally, the utility would incur greater costs backing down its generation than the costs avoided through purchases from QFs).

Beginning on April 25, 1998, the energy payments under the Ripon PPA were made equal to PG&E's full short-run avoided operating costs. Subsequently, in 2001, the parties entered into an amendment to the Ripon PPA providing for the payment of energy prices reflecting an average energy price of US$53.76 per MWh over a five-year term, subject to adjustment through the application of time-of-use factors as defined by the CPUC. Following the expiration of the amendment on June 30, 2006, Ripon's energy payment will revert to PG&E's full short run avoided costs, commonly referred to as "Short-Run Avoided Cost" or "SRAC".

SRAC is established for each utility, from time to time by the CPUC. The CPUC has, since the 1980's, established various SRACs for PG&E and SCE. The methods to establish SRAC have also been modified from time to time by the CPUC and by the California legislature when it enacted section 390 of the Public Utilities Code ("PUC"). Factors that the CPUC have typically considered are fuel prices, the efficiency of utility generators, operations and maintenance costs and a time-of-use adjustment. PUC section 390 provides that until the CPUC determines that the Power Exchange, now defunct and not anticipated to function in the future, is functioning properly, SRAC shall be determined in accordance with PUC section 390(b). PUC section 390(b) directs that SRAC be based on a formula that reflects a 1996 starting energy price, adjusted monthly to reflect changes in a starting gas index price in relation to an average of current California natural gas border price indices. In December 2003, the CPUC issued decision D. 03-12-062, expressing the concern that "the SRAC pricing formula may need to be revised in light of the current energy market. Therefore the Commission should carefully consider how to modify the SRAC methodology and whether to seek legislative changes" to PUC section 390. In

April 2004 the CPUC initiated a proceeding, CPUC docket R. 04-04-025 to address SRAC and other issues. Hearings in docket R. 04-04-025 were held in January and February 2006 [and briefs were submitted in March]. The outcome of such proceedings is unknown and hence, future energy prices of Ripon cannot be predicted.

Steam Sales

Process steam from the Ripon Facility is sold to Fox River Paper Company ("Fox River") under an Amended and Restated Steam Agreement ("Ripon Steam Agreement") by and between Fox River and Simpson Paper Company dated September 30, 1996 which terminates on April 19, 2018. The Ripon Steam Agreement was assigned to Ripon Cogeneration, Inc. in 1996 which subsequently converted into Ripon in 2004.

Fox River is the only producer of text and cover, a value-added grade of uncoated freesheet, on the West Coast of the United States. While Fox River is subject to certain market pressures relating to rising pulp prices and declining demand for text and cover, its leading competitive position in this industry is expected to minimize the impact of these pressures.

Under the Ripon Steam Agreement, Fox River is obligated to accept a sufficient quantity of steam for Ripon to maintain QF status and supply all of Ripon's process water needed to satisfy the steam obligation. Fox River is required to return a minimum amount of the condensate meeting certain requirements. If Fox River returns less than the minimum amount of condensate, it is obligated to compensate Ripon for costs incurred by Ripon for obtaining additional quantities of process water. If Fox River returns condensate in excess of a certain amount, Ripon is obligated to pay Fox River a bonus to reflect the savings received by Ripon as a result of having to obtain less process water.

The Ripon Facility is obligated to supply up to 75,000 pounds of steam per hour and must utilize an auxiliary boiler to meet the steam demand when the gas turbine is not operating. The formula to determine the price payable by Fox River for steam is the product of: (1) the total quantity of steam delivered; (2) a thermal conversion factor which is 1.3 MMBtus per thousand pounds of steam for the first ten years of the Ripon Steam Agreement and 1.0 MMBtus for the remainder of the term; and (3) the cost of natural gas purchased by Ripon. Fox River is also responsible for all sales, use or other transfer taxes imposed upon the sale of steam under the agreement. Under the Ripon Steam Agreement, Ripon must pay liquidated damages for periods of steam supply disruption. The disruption compensation payment is capped at US$25,000 for any 24 hour period and US$1.8 million for any 12-month period. Since January 1, 2005, aggregate liquidated damages have been US$50,000. In addition, if a steam supply disruption occurs which is not permitted by the Ripon Steam Agreement Fox River may, but is not obligated to, assume operational control of the auxiliary boiler and related equipment until such steam supply disruption has been cured.

Other provisions address measurement of steam and water deliveries, billing and payment, operation of the facility and maintenance of the steam supply and condensate return lines, events of default and termination, *force majeure*, insurance, indemnity and dispute

resolution which the Manager believes are customary in the industry. Fox River has the right to terminate the Agreement for convenience at various times during the term of the Agreement for specified reasons. In the event of a termination for convenience, Fox River is obligated to pay the lesser of $5 million (adjusted on April 1st of each year by an amount equal to the percentage change in the Producer Price Index during the preceding 12-month period) or the reasonable actual cost incurred in building an alternative steam host for the Ripon Facility. In addition, Fox Paper is obligated to enter into good faith negotiations for the sale of land at the site suitable for the location of an alternative steam host. Each party has the right to terminate the Agreement for an event of default by the other party, including the failure for reasons other than a *force majeure* event of the Ripon Facility to supply steam for more than thirty consecutive days or more than fifty-two days during any 12-month period.

If the Fox River Steam Agreement was terminated and a replacement steam host not timely obtained or built, the Ripon Facility could lose its QF status and PG&E could seek to terminate the Ripon PPA. However, while Fox River has the right to terminate the Fox River Steam Agreement at its convenience, management believes that it would be unlikely to exercise this right as it would not be economical for Fox River to produce its own steam and a significant payment would be required to be paid to Ripon. For a more detailed discussion of the risks associated with loss of QF status, see "Risk Factors — Qualifying Facility Status".

Fuel

Natural gas is supplied to the Ripon Facility pursuant to a base agreement (the "Gas Contract") with BP Energy Company ("BP") that allows the parties to enter into binding sales and purchase transactions from time to time. The parties currently have in place an agreement (the "Ripon Transaction") that provides for BP to supply the full natural gas requirements to the Ripon Facility for a term commencing February 1, 2004 and ending June 30, 2006. Under the Ripon Transaction, BP must supply a contract quantity of 10,000 MMBtu's per day to the Ripon Facility on a firm basis with the balance of the Ripon Facility's gas requirements in excess of the firm contract quantity supplied on an interruptible basis. The Ripon Transaction provides a fixed price for the supply of the firm contract quantity with the excess interruptible supply priced as a market-based gas price index. In addition to supplying natural gas to the Ripon Facility, BP is designated "balancing agent" for the Ripon Facility and, in that capacity, is responsible for all scheduling, nominations and balancing fuel consumption and deliveries. Imbalances are paid for by the party that created the imbalance. The delivery point under the Gas Contract is at the interconnection between the PG&E backbone transmission system and its distribution system at the PG&E citygate.

Under the Gas Contract, each party has a right to terminate the contract only in limited circumstances, including in the event of a failure to meet each party's credit support obligations, the failure to give adequate assurances of performance when required to be given under the contract and the failure to make payment following receipt of written notice that payment is due. In the event of a default, the non-defaulting party may elect to

suspend performance under the Gas Contract and/or terminate the contract and liquidate any transaction in effect as of the date of termination. In the event of an early termination, damages are paid equal to the difference between the contract price and the then-current market value for the quantities over the remaining term of the transaction with the BP paying to Ripon the excess of the market value over the contract price or Ripon paying to BP the excess of the contract price over the market value for such quantities. The determination of the damages due and owing in the event of an early termination is made by the non-defaulting party in good faith and in a commercially reasonable manner.

The failure of either party to fulfill its obligation to deliver or accept delivery of gas does not give rise to a right to terminate. Instead, the sole and exclusive remedy for such failure is payment of the difference between the contract price and, if Ripon is the performing party, the cost of obtaining replacement fuel, or, if BP is the performing party, the price obtained by selling the gas to another purchaser, in each case as adjusted for commercially reasonable differences in transportation costs. In the event that either the obligation of BP to sell and deliver the firm contract quantity to, or the obligation of Ripon to purchase and receive the firm contract quantity at, the delivery point is suspended because of the occurrence of an event of force majeure, either BP will pay to Ripon the excess of the current market price over fixed contract price or Ripon will pay to BP the excess of the fixed contract price over the current market price for each MMBtu not delivered and/or received as a result thereof.

Currently, the Ripon Facility receives fixed energy payments from PG&E that follow the prices charged under the Gas Contract. After the fixed price period under the Ripon PPA and the Gas Contract end on June 30, 2006, the Manager expects that the effective natural gas indices used in the PG&E SRAC formula will substantially correlate with the market price at which Ripon will purchase gas, although there is a possibility such correlation will not be complete. Ripon is in discussions with gas suppliers respecting a new gas supply contract that will replace the existing Gas Contract and will attempt to maximize the correlation between the purchase price in such gas supply contract with the gas indices used in PG&E's SRAC formula.

Natural gas transportation service for the Ripon Facility is provided pursuant to a Natural Gas Service Agreement with PG&E that provides for the firm transportation of a maximum daily quantity of 13,000 decatherms per day. Transportation service is priced at a rate that is set and may be changed from time to time by the CPUC. The Ripon Facility receives transportation service under two different PG&E rate schedules. Rate Schedule G-COG applies to the transportation of the natural gas used in the combustion turbine at the Ripon Facility while Rate Schedule G-NT applies to the natural gas burned in the auxiliary boiler. The PG&E Ripon transportation agreement was effective for an initial one-year term commencing on March 1, 1998 and continues on a month-to-month basis after the initial term unless terminated by either Ripon or PG&E. However, PG&E may only terminate the agreement with the approval of or pursuant to an order by the CPUC.

Environmental Health and Safety

The Ripon Facility and its operations are subject to an environmental health and safety regulatory regime including federal, state, regional, local and municipal laws, regulations and permits relating to, among other things: air emissions, water and wastewater treatment, worker health and safety and site contamination. The Manager believes that the Ripon Facility has obtained (or timely applied for renewal of) and is currently in material compliance with, the material environmental permits and approvals currently necessary to operate the Ripon Facility. A Phase I Environmental Site Assessment was completed in 2003 and no material issues of concern were identified relative to potential soil or groundwater contamination.

Site Rights and Expansion Opportunities

The site upon which the Ripon Facility is located is owned by Ripon. The site consists of approximately two acres of land located adjacent to the Fox River Paper Mill within an area occupied by industrial uses. Ripon maintains certain easement rights, which are necessary in connection with the operation of the Ripon Facility. Ripon is well-situated for expansion of its power generating capacity. Electrical and gas interconnections are already in place and capable of handling significantly more flow than is currently being utilized.

Operating & Maintenance

Operation and maintenance services are provided to the Ripon Facility pursuant to an operation and maintenance agreement (the "Ripon O&M Agreement") dated October 22, 2003. The contract is between Rockland California Partners LLC (which subsequently merged into Ripon), as the owner, and North American Energy Services Company as the Operator ("NAES" or the "Operator"). All employees at the Ripon Facility are employed by NAES and provide operational and maintenance services to the Ripon Facility under the Ripon O&M Agreement. NAES is one of the largest third-party providers of power plant operations and maintenance services with an experience base of more than 19,000 MW of generation capacity. NAES is owned by an affiliate of ITOCHU Corporation. The Ripon O&M Agreement has a term of seven years expiring on January 27, 2011. Services provided by the Operator include all operation and maintenance activities.

The Ripon O&M Agreement provides for payment of reimbursable costs, operating costs and an operator payment on a monthly basis. Reimbursable costs include such items as relocation and recruitment expenses for on-site personnel and the cost of operator's insurance. Operating costs include equipment, material supplies, consumables, spare parts, office expenses, utilities, training, contractors, permit fees, payroll and other similar costs. The operator payment includes a management fee, project management fee and an incentive payment.

GE Engine Lease Agreement

In order to mitigate the risk of engine failure, Ripon has entered into a service lease agreement for the Ripon Facility with General Electric Company ("GE") (the "Ripon GE Lease") under which GE is to repair or deliver a replacement engine to Ripon within certain specified time periods after notice from Ripon of an engine failure. Under the Ripon GE Lease, Ripon pays an annual fee plus a usage fee for each week that the replacement engine is used. The Ripon GE Lease runs through August 17, 2006 but may be terminated by either party in the event of a material breach by the other party. The Ripon GE Lease provides for liquidated damages in the event GE fails to perform subject to caps and limitations.

IHI Turbine Sub-Assembly Lease Agreement

In order to mitigate the risk of turbine failure, Ripon has entered into a turbine sub-assembly lease agreement for the Ripon Facility with IHI, Inc. ("IHI") (the "Ripon IHI Lease") under which IHI provides replacement parts for the turbine sub-assembly on-site. Under the Ripon IHI Lease, Ripon pays a base fee plus a usage fee for each week that the replacement turbine sub-assembly is used based on a fee schedule. The Ripon IHI Lease runs through April 30, 2009 and automatically renews for one additional 5 year term unless either party provides the other party with written notice of its intention not to renew. The Ripon IHI Lease may be terminated by either party for convenience with six months written notice or in the case of a breach by the other party. The Ripon IHI Lease contains certain limitations on IHI's liability for failure to perform.

The following table sets out the historical generation, steam sales, availability and heat rate information for Ripon, as confirmed by an independent engineering due diligence assessment conducted by Stone and Webster Management Consultants Inc. ("Stone and Webster Consultants").

	Year ended December 31, 2005				
	2005	2004	2003	2002	2001
Net generation (MWh)	275,303	324,751	381,607	340,955	324,382
Steam sales (thousands of lbs)	275,988	297,839	267,526	339,311	265,565
Annual operating factor	97.0%	83.9%	95.1%	85.8%	83.6%
Peak operating factor	100%	98.4%	95.5%	94.6%	95.0%
Heat rate (BTU/kWh)	9,496	9,663	9,516	9,573	9,516

The San Gabriel Facility

The San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant located in Pomona, California, approximately 50 kilometres east of Los Angeles. The San Gabriel Facility generally operates as a base load facility. The San Gabriel Facility is a QF under the cogeneration regulations of the FERC implementing PURPA and thus is currently exempt from rate regulation as an electric utility under federal and state law.

Similar to the Ripon Facility, a General Electric LM5000 combustion turbine generator and an IHI power turbine generate electricity at the San Gabriel Facility. The San Gabriel Facility produces steam from a HRSG. A portion of the steam production from the HRSG can be used internally, primarily for steam injection into the combustion turbine.

Power Purchase Agreement

Electrical capacity and energy are sold from the San Gabriel Facility pursuant to a Power Purchase Contract with an effective date of September 7, 1983 but executed in a revised form by Simpson Paper Company as Seller on November 8, 1984, and SCE, as Buyer, on the same date (the "San Gabriel PPA"). The San Gabriel PPA was assigned by Simpson Paper Company to Ripon Cogeneration, Inc., in 1997, which was subsequently converted into Ripon in 2004. The term of the San Gabriel PPA extends for a period of 30 years from the Firm Operation date in January 1986 and continues thereafter until either party gives 90 days prior written notice of termination. The San Gabriel Facility is required to operate throughout the term of the agreement as a QF in accordance with the cogeneration facility requirements established by FERC pursuant to PURPA as those requirements existed on the effective date of the agreement.

The San Gabriel PPA provides for payments for firm capacity, as-available capacity and energy. The formula for firm capacity payments is the product of: (a) the Contract Capacity Price of US$158 per kW per year and (b) conversion factors to convert annual capacity prices to monthly payments by time of delivery as specified in Standard Offer No. 2 Capacity Payment Schedule, subject to periodic adjustments by the CPUC and (c) Contract Capacity of 36,000 kW and (d) a performance factor. Firm capacity payments are applicable only in periods during which the San Gabriel Facility meets a performance requirement of a forced outage rate less than twenty percent for all on-peak hours during each peak month ("Performance Requirement"). In addition, there are provisions for capacity bonus payments during both peak and non-peak months. To qualify for a bonus payment during on-peak months, the San Gabriel Facility must (i) meet the Performance Requirement and (ii) achieve a capacity factor in excess of 85% during the peak month. To qualify for a bonus payment during non-peak months, the San Gabriel Facility must (i) meet the Performance Requirement and (ii) achieve a capacity factor in excess of 85% during each peak month of the previous twelve months and (iii) achieve a capacity factor in excess of 85% during the non-peak month. As-available capacity rates are established by, and subject to, periodic revision by the CPUC. The San Gabriel Facility has achieved bonus payments in 16 of 16 peak months in the last 44 months and 31 of 32 non-peak months in the last 44 months.

If the San Gabriel Facility fails to meet the Performance Requirement, SCE may place the San Gabriel Facility on probation. If the San Gabriel Facility fails to meet the Performance Requirement during the probationary period, SCE may reduce the Contract Capacity, which would reduce future firm capacity payments and subject the San Gabriel Facility to a refund obligation based on the difference between the original Contract Capacity and the reduced Contract Capacity, plus interest thereon.

SCE is not required to accept delivery of all energy generated by the San Gabriel Facility if necessary to allow SCE to maintain its equipment or to maintain SCE system integrity. If the San Gabriel Facility is prevented from meeting performance requirements because of forced outage on SCE's system, SCE must continue to make the full capacity payments. The San Gabriel PPA provides that SCE may curtail deliveries of energy for no more than 300 hours per calendar year during off-peak hours when purchases from the San Gabriel Facility would either result in costs greater than energy from other sources or require that SCE hydro-energy be spilled.

Beginning on January 2, 1996, the energy payments under the PPA are equal to SCE's full short-run avoided operating costs. In 2001 the parties entered into an amendment to the San Gabriel PPA providing for payment for energy pursuant to a formula specified in the amendment. Following the expiration of the amendment and not later than June 30, 2006, San Gabriel's energy payments will revert to SCE's full SRAC. In April 2004, the CPUC initiated a proceeding, CPUC docket R. 04-04-025 to address SRAC and other issues. Hearings in docket R. 04-04-025 were held in January and February 2006 [and briefs were submitted in March]. The outcome of this regulatory proceeding and hence future energy prices under the San Gabriel PPA cannot be predicted. For a more detailed discussion of SRAC see "The Ripon Facility — Power Purchase Agreement".

It is probable that in the event that the San Gabriel Facility fails to maintain QF status or commits a material breach of the San Gabriel PPA, SCE could assert that it may terminate the San Gabriel PPA.

Steam Sales

Process steam from the San Gabriel Facility is sold under a steam sales agreement dated May 20, 1997 between Simpson Paper Company and Smurfit Packaging Corporation (the "San Gabriel Steam Agreement"). Smurfit assigned its interest in the San Gabriel Steam Agreement to Blue Heron and the Simpson Paper Company assigned its interest to Ripon Cogeneration Inc., Ripon's predecessor in interest which was converted into Ripon in 2004. The San Gabriel Steam Agreement expires on January 1, 2016.

Blue Heron supplies recycled newsprint primarily to commercial printers in the Los Angeles area with the remainder supplied to smaller daily newspapers. Blue Heron relies on the above-average speed capability of its 240" machine and its geographic proximity to recovered paper supplies and end use markets to maintain a delivered cost advantage over larger competitors. It is anticipated that Pomona, California, the urban market in which Blue Heron principally operates, will face increasing pressure from declining real product prices and rising real recovered paper prices due to offshore demand and fluctuations in natural gas markets. These risks, however, are partially mitigated by Blue Heron's geographic proximity to supply sources and its strong competitive position.

Pursuant to the San Gabriel Steam Agreement, Blue Heron is obligated to purchase the minimum quantity of steam necessary for the San Gabriel Facility to maintain QF status. The San Gabriel Facility is responsible for makeup water supply and no condensate is returned from Blue Heron. The San Gabriel Facility is obligated to supply up to

45,000 pounds of steam per hour during periods when the gas turbine is in operation. The price payable by Blue Heron for steam is determined by a formula in which: (1) the product of (a) the total quantity of steam (b) the thermal conversion factor and (c) the cost of fuel is (2) added to the cost of (x) water plus (y) the cost of chemicals to treat boiler feedwater plus (z) the actual incremental cost of treating boiler feedwater. Blue Heron is also responsible for all sales, use or other transfer taxes imposed upon the sale of steam under the agreement. Under the San Gabriel Steam Agreement, Ripon is obligated to pay liquidated damages for periods of steam supply disruption not permitted by the agreement. This disruption compensation payment is subject to an annual cap and is not considered material. Except for: (a) indemnities related to liabilities resulting from (i) bodily injury, sickness, disease or death of any person, or (ii) damage or destruction of real or personal property; or (b) environmental matters; no party's liability for breach of the San Gabriel Steam Agreement shall exceed $3,000,000. Since January 1, 2005, aggregate liquidated damages have been less than US$35,000.

Other provisions address measurement of steam deliveries, billing and payment, operation of the facility and maintenance of the steam line, events of default and termination, force majeure, insurance, indemnity and dispute resolution which management believes are customary in the industry. Both parties have the right to terminate the San Gabriel Steam Agreement for an event of default by the other party. In addition, Blue Heron has the right to terminate the San Gabriel Steam Agreement in connection with the permanent closure of its newsprint recycling facility. If this permanent closure occurs within the first twelve years of the San Gabriel Steam Agreement, Blue Heron is obligated to reimburse the San Gabriel Facility for the cost of constructing the steam line interconnecting the Facility and the recycling facility, which reimbursement is reduced in equal amounts annually on the anniversary of the effective date of the San Gabriel Steam Agreement during the first twelve years of the agreement and do one of the following: (a) pay an amount equal to the lesser of (i) the reasonable actual costs incurred in building an alternative steam host at the San Gabriel Facility or (ii) $3 million or (b) provide an alternative steam host for the San Gabriel Facility that will allow the San Gabriel Facility to continue to qualify as a QF and is otherwise acceptable to Ripon. If Blue Heron elects to provide the San Gabriel Facility with an alternative steam host and the steam line continues to be used to provide service to such new steam host, Blue Heron is not obligated to reimburse the San Gabriel Facility for the cost of constructing the steam line.

Fuel

Natural gas is supplied to the San Gabriel Facility pursuant to the Gas Contract described in "Description of the Acquired Facilities — The Ripon Facility — Fuel". The parties currently have in place an agreement (the "San Gabriel Transaction") that provides for BP to supply the full natural gas requirements to the San Gabriel Facility for a term commencing February 1, 2004 and ending June 30, 2006. Under the San Gabriel Transaction, BP will supply a contract quantity of 10,000 MMBtus per day to the San Gabriel Facility on a firm basis with the balance of the San Gabriel Facility's gas requirements in excess of the firm contract quantity supplied on an interruptible basis. The San Gabriel Transaction provides that the supply of both the firm and interruptible

quantities are priced based on market-based gas price indices. In addition to supplying natural gas to the San Gabriel Facility, BP is designated "balancing agent" and, in that capacity, is responsible for all scheduling, nominations and balancing fuel consumption and deliveries. Imbalances are paid for by the party that created the imbalance. The delivery points under the Gas Contract for the San Gabriel facility are at any receipt point into the distribution system of Southern California Gas Company ("SoCalGas").

Under the San Gabriel Gas Contract, each party has a right to terminate the contract only in circumstances identical to those described in the context of the Ripon Gas Contract in "Description of the Acquired Facilities — The Ripon Facility — Fuel".

Under the San Gabriel Facility PPA, the San Gabriel Facility currently receives energy payments from SCE which correlate with the prices charged by BP under the gas supply contracts, as SCE's SRAC and BP's pricing are both derived from the same gas price indices. After the BP gas supply ends on June 30, 2006, the Manager expects that the effective natural gas indices used in the SCE SRAC formula will substantially correlate with the market price at which Ripon will purchase gas although there is a possibility that such correlation will not be complete. Ripon is in discussion with gas suppliers respecting a new gas supply contract to replace the BP agreement upon its expiration which will attempt to maximize the correlation between the purchase price in such gas supply contact with the gas indices used in the SCE SRAC formula.

Natural gas transportation service for the San Gabriel Facility is provided pursuant to a Master Services Contract with SoCalGas that was effective on November 1, 2003, continued for an initial term of two years and continues on a month-to-month basis thereafter unless terminated by either party on no less than twenty days prior written notice. Transportation service is provided under SoCalGas Rate Schedule GT-F which includes both a monthly customer charge and a volumetric charge. The rates may be changed from time to time by the CPUC. Although the transportation service is firm, SoCalGas has the right to curtail service under Rate Schedule GT-F in order to maintain service to certain designated core customers. A customer under Rate Schedule GT-F that experiences an interruption of service more than once in any ten-year period is entitled to a credit against its monthly transportation charge.

Environmental Health and Safety

The San Gabriel Facility and its operations are subject to a regulatory regime including federal, state, regional, local and municipal laws, safety regulations and permits relating to, among other things: air emissions, water, work health and safety, wastewater treatment and site contamination. The Manager believes that the San Gabriel Facility has obtained and is currently in material compliance with, the material environmental permits and approvals (or timely applied for renewal of) currently necessary to operate the San Gabriel Facility. A Phase I Environmental Site Assessment was completed in 2003 and nothing of significant concern was identified relative to potential soil or groundwater contamination.

Site Rights and Expansion Opportunities

The site upon which the San Gabriel Facility is located is owned by Ripon. The site consists of approximately two acres located within the former Pomona paper mill site. The paper mill site has been converted to other industrial uses. Ripon maintains certain easement rights, which are necessary in connection with the operation of the San Gabriel Facility. Being in the Los Angeles metropolitan area, the San Gabriel Facility is well-situated for expansion of its power generating capacity. Electrical and gas interconnections are already in place and capable of handling significantly more flow than is currently being utilized.

Operating & Maintenance

Operation and maintenance services are provided to the San Gabriel Facility by NAES pursuant to an operation and maintenance agreement (the "San Gabriel O&M Agreement") substantially similar to the Ripon O&M Agreement. All employees at the San Gabriel Facility are employed by NAES.

GE Engine Lease Agreement

In order to mitigate the risk of engine failure, Ripon has entered into a service lease agreement for the San Gabriel Facility with GE (the "San Gabriel GE Lease") substantially similar to the Ripon GE Lease.

IHI Turbine Sub-Assembly Lease Agreement

In order to mitigate the risk of turbine failure, Ripon has entered into a turbine sub-assembly lease agreement for the San Gabriel Facility with IHI (the "San Gabriel IHI Lease") substantially similar to the GE IHI Lease.

Operating History

The following table sets out the historical generation, steam sales, availability and heat rate information for the San Gabriel Facility, as confirmed by the independent engineering due diligence assessment conducted by Stone and Webster Consultants.

	Year ended December 31, 2005				
	2005	2004	2003	2002	2001
Net generation (MWh)	293,558	273,341	311,672	319,269	229,987
Steam sales (thousands of lbs)	224,406	227,615	254,185	221,207	288,811
Annual operating factor	81.3%	80.2%	92.9%	93.8%	68.0%
Peak operating factor	99.6%	98.4%	97.6%	100.0%	99.4%
Heat rate (BTU/kWh)	9,889	10,117	9,958	9,852	10,516

THE MANAGEMENT AND ADMINSTRATION AGREEMENTS

Certain provisions of the Management and Administration Agreements are summarized below. Such summaries are qualified in their entirety by the complete text of the Management Agreement and the Administration Agreement which can be found at www.sedar.com

Management Agreement

Under the Management Agreement, the Manager has been engaged to provide or cause to be provided management and administrative services to Countryside Holding and its direct and indirect subsidiaries, and to the extent such services are requested and not provided by Countryside Canada Ventures Inc. (the ''Administrator'') under the Administration Agreement, Countryside Canada. These management and administrative services include: (i) monitoring and managing the investments of Countryside Holding and, if requested, Countryside Canada and reporting to the directors of Countryside Holding or Countryside Canada (as applicable) with respect thereto; (ii) overseeing the operations management of the assets or entities operated and maintained by Countryside Holding and, if requested, Countryside Canada; (iii) developing, implementing and monitoring strategic plans with a view to maintaining and increasing distributions of the Fund over time; (iv) developing, and monitoring compliance with, the annual budget and the annual Distributable Cash forecast of the Fund and reporting to the applicable board of directors thereon; (v) undertaking or supervising the undertaking of treasury, legal and compliance, financing, risk assessment and human resource activities; (vi) preparing management reports, including financial reports, consistent with past practices, in respect of the assets owned by Countryside Holding and, if requested, Countryside Canada, and any future Projects; (vii) negotiating or overseeing the negotiation of material agreements subject to the approval of the governing bodies of the applicable Countryside entities party to such material agreement; (viii) undertaking or supervising the undertaking of the analysis of potential acquisitions, investments and dispositions, reporting to the applicable board of directors thereon and carrying out or supervising the making of such acquisitions, investments and dispositions, subject to any required approvals; (ix) retaining professional advisers on behalf of Countryside Holding or the applicable subsidiary of Countryside Holding and, if requested, Countryside Canada; (x) advising on and negotiating any financings by Countryside Holding and, if requested, Countryside Canada or its applicable subsidiary subject to the approval of the applicable board of directors; (xi) planning and coordinating board meetings of Countryside Holding and, if applicable, Countryside Canada and its other subsidiaries; and (xii) providing such other management and administrative services as Countryside Holding, its subsidiaries and, if requested, Countryside Canada and its subsidiaries may reasonably request in the conduct of the business and as may be reasonably agreed to from time to time between the parties.

Executives

The Manager is required to provide the services of three qualified individuals with significant experience in the energy and utility infrastructure industry who, in their capacity as officers of the Manager, will provide services that would customarily be provided by senior officers of Countryside Holding, Countryside Canada and its affiliates (together, the "Executives"). The current Executives are Göran Mörnhed, Edward M. Campana and Allen J. Rothman, all of whom are senior executive officers of Countryside U.S. and the current owners of the Manager. For certain additional information about these individuals, see "Trustees, Directors and Management" in this AIF. Appointments by the Manager to provide such services are subject to the approval of the directors of Countryside Holding and Countryside Canada, which approval shall not unreasonably be withheld. If any Executive ceases to be an Executive, the directors of Countryside Holding and Countryside Canada will be provided with prompt notice of this change and will be permitted to participate in the recruitment and identification of a replacement individual. In carrying out their duties on behalf of the Manager under the Management Agreement, the Executives will act honestly and in good faith with a view to the best interests of Countryside Holding and Countryside Canada and will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Restrictions on Manager's Powers and Authorities

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of a majority of the directors of Countryside Holding and, if services are being provided to Countryside Canada at the request of Countryside Canada, without first obtaining the approval of a majority of the directors of Countryside Canada. These include: (i) adopting or amending the annual budget of the Fund or taking any action that would be reasonably likely to cause a material deviation from the annual budget; (ii) taking, initiating or consenting to any action that would be reasonably likely to result in a material deviation from the Distributable Cash forecast; (iii) in one or in a series of related transactions, disposing of or consenting to the disposition of any of Countryside Holding's or, if applicable, Countryside Canada's assets with a value in excess of 1% of the gross assets of Countryside Holding, Countryside Canada and their subsidiaries at the time of such disposition; (iv) raising capital or debt by way of an issuance of securities of Countryside Holding or, if applicable, Countryside Canada; or (v) in one or in a series of related transactions, acquiring any material assets or making any material investments by or on behalf of Countryside Holding or, if applicable, Countryside Canada, in each case, with a value in excess of 1% of the gross assets of Countryside Holding or, if applicable, Countryside Canada and its subsidiaries at the time of such acquisition or investment. Without first obtaining the approval of a majority of the directors of Countryside Holding (and, if applicable, Countryside Canada) who are independent of the Manager and its affiliates, the Manager shall not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any terms of the Management Agreement.

Fees and Payment of Expenses

(i) Base Fee

In consideration for providing the management and administrative services under the Management Agreement, the Manager is entitled to reimbursement from Countryside Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services described above so long as such costs and expenses are incurred in accordance with the annual budget of the Fund and are otherwise permitted or required under the Management Agreement. The Manager shall not be reimbursed under the Management Agreement for the costs and expenses incurred in connection with the origination, structuring or development of energy and utility infrastructure projects except as expressly set out below. Unless otherwise agreed between the parties, the Manager shall be entitled to a minimum aggregate expense reimbursement of US $775,000, representing the annual compensation paid to the Executives (the ''Base Salary''), as well as all associated costs, including wage burden and the cost of providing benefits to the executives (collectively the ''Base Compensation''). Countryside Holding made an initial reimbursement payment to the Manager upon the execution and delivery of the Management Agreement equal to (i) the amount Countryside Holding would have been obligated to reimburse the Manager for annual base wage compensation and all associated costs if the Management Agreement had been effective for the period from July 1, 2005 to November 1, 2005; less (ii) the amount of payments actually made and to be made by Countryside U.S. Power, Inc. for salaries and all associated costs for the current executive officers for such period. The Base Compensation will be subject to annual review and periodic adjustment as negotiated and agreed to in good faith by the directors of Countryside Holding, Countryside Canada and the Manager from time to time and subject to independent reviews by third party compensation experts. The Manager shall also be entitled to reimbursement of expenses incurred in good faith in the origination, development and structuring of Development Assets (as defined below), on a cost recovery basis, for investment opportunities in which Countryside Holding, Countryside Canada or their affiliates commit to invest in accordance with the Management Agreement (including the acquisition of Ripon Power). The Manager will not be reimbursed for costs and expenses incurred in connection with the origination, structuring and development of assets or projects that Countryside does not commit to invest in or acquire under the Management Agreement; provided that, if Countryside does commit to invest in or acquire an asset or project and, for whatever reason, such investment or acquisition is not completed, the Manager and Countryside shall share equally in the expenses incurred until the date of commitment.

(ii) Short-Term Incentive Plan

In addition to the Base Compensation and other expense reimbursement, Countryside Holding and, if applicable, Countryside Canada, will also reimburse the Manager for payments made by the Manager to the Executives under a short-term incentive plan

(''STIP'') to be adopted by the Manager that is consistent with the terms and conditions of the Management Agreement. Countryside Holding, and if applicable, Countryside Canada will reimburse the Manager an amount in respect of the STIP equal to 50% of the Base Compensation (''STIP Pool''), provided that payments will be made based on: (i) meeting certain objectives relating to managing Countryside that are recommended annually by the Manager and subject to the approval of the directors of Countryside Holding and, if applicable, the compensation committee of Countryside Canada in their discretion (the ''Operating Objectives''); and (ii) successfully sourcing and consummating an acquisition or investment on behalf of Countryside (the ''Acquisition Objective''). In each year, 25% and 75% of the STIP Pool will be available to reimburse the Manager for payments made for achieving the Operating Objectives and the Acquisition Objective, respectively. However, the payment to reimburse the Manager for meeting the Acquisition Objective shall not be less than US$291,000 in each year. The STIP Pool is non-cumulative from year to year. The Manager will be reimbursed by Countryside Holding and/or Countryside Canada: (i) for meeting the Operating Objectives, by payment of both freely tradeable Units and cash; and (ii) for meeting the Acquisition Objective (including the acquisition of Ripon) by cash payment only, in accordance with the conditions described in the Management Agreement. Any Units delivered to the Executives under the STIP will be required to be held until the earlier of the termination of the Management Agreement or the termination of the Executive's involvement with the Manager. Respecting 2005, the Manager received US$61,746 cash (of which the Executives used US$34,277 to purchase Units) for meeting the Operating Objectives and US$291,000 cash for meeting the Acquisition Objective in connection with the Acquisition of Ripon Power.

(iii) Long-Term Incentive Plan

The Manager or a designated affiliate will be entitled to receive a long-term incentive plan payment (the "LTIP Interest'') in the form of a subordinated interest in each new asset, company or investment (including Ripon Power) acquired or made, directly or indirectly, by Countryside Holding, Countryside Canada or their affiliates and originated, structured or developed through the efforts of the Manager or an Affiliate of the Manager (a ''Development Asset''). At the time of approval of any acquisition of, or investment in, a Development Asset by the directors of Countryside Holding or Countryside Canada, as applicable, the Manager will submit to the applicable directors a calculation of the base level distribution (the ''Base Level Distribution'') that is required to be paid to Countryside Holding or Countryside Canada (as applicable) by the Development Asset to reflect the cost of interest payments on third party debt incurred, and unitholder distributions on equity raised, to fund the purchase of the Development Asset. The directors of Countryside Holding or Countryside Canada (as applicable) will approve the Base Level Distribution at the time of the approval of the acquisition of a Development Asset or the associated financing, subject to adjustment based on the actual pricing achieved at closing of the acquisition of the Development Asset or the associated financing transaction. The Manager or its applicable affiliate will be entitled to a distribution from the Development Asset of operating cash flow equal to 25% of the cash distributions made by the Development Asset in excess of the Base Level Distribution.

Payments to the Manager will be made at the same time as the distribution is made to Countryside Holding or Countryside Canada or their affiliates (as applicable). In the event that a Development Asset owned by Countryside Holding, Countryside Canada or their affiliates (as applicable) makes a distribution of proceeds from capital transactions such as asset sales or recapitalizations, the Manager will be entitled to a 25% share of the capital distribution in excess of an amount required to be paid to Countryside Holding or Countryside Canada or their subsidiary to repay its equity and debt investment in the Development Asset. In the event that, at any time, the Fund reduces its monthly distribution on Units due to a shortfall in Distributable Cash to an amount of less than $0.0854 per unit, up to 25% of the distributions under the aggregate LTIP Interest to be paid during any month in which a shortfall exists shall be subject to reduction to fund the shortfall. For any month that distributions to unitholders of the Fund are equal to or in excess of $0.0854 per unit, no reductions of the LTIP Interest shall be made. In 2005, the Manager received an LTIP Interest in Ripon Power.

(iv) Exchange Options

Countryside Holding or Countryside Canada (if applicable) will have an option (''Exchange Option'') to acquire all or part of the Manager's LTIP Interest in any Development Asset by paying to the Manager unrestricted and freely tradable Units at any time after 24 months of the date of closing of the acquisition of the Development Asset, at a price equal to the average annualized distributions (including distributed cash and undistributed cash held in the entity owning the Development Asset) which the Manager is entitled to receive under the applicable project agreements described in the Management Agreement from the associated LTIP Interest divided by the yield on Units on the date of exercise of the Exchange Option at the Current Market Price (as defined in the Management Agreement). The Manager will have an Exchange Option to convert all or part of an LTIP Interest in any Development Asset on the basis set out above unless there is a Change of Control (as defined in the Management Agreement) in which case the Manager may exercise the Exchange Option at the Current Market Price within 12 months of such Change of Control. In the event that Countryside decides to engage in a transaction respecting any Development Asset that would constitute a Change of Control as to such Development Asset or the entity owning such Development Asset and in which the Manager retains an LTIP Interest, Countryside Holding or Countryside Canada (as applicable) will have the option of acquiring such interest (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset) and the Manager will have the option of exchanging such interest (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset).

Right of First Opportunity

The Manager and its affiliates will provide Countryside Holding or Countryside Canada (as applicable) with the first opportunity to purchase any asset, entity or investment that would meet the investment criteria for Countryside and the Fund (an ''Acquisition Opportunity'') that it: (i) develops (whether on behalf of Countryside or not); or (ii) owns

or controls, provided that no right of first opportunity will be required to be provided for an Acquisition Opportunity if the terms of any agreement governing the Acquisition Opportunity prevent the Manager or its affiliate from providing such right. Countryside Holding or Countryside Canada (as applicable) will have a period of 30 calendar days, from and including the date it receives notice of the Acquisition Opportunity, to advise the Manager or its affiliate that it wishes to pursue the Acquisition Opportunity. If Countryside Holding or Countryside Canada, as applicable, does not provide notice of its intention to pursue the Acquisition Opportunity within 30 calendar days of the date of notice by the Manager, the Manager will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account. Countryside Holding or Countryside Canada, as applicable, has a period of 60 days of such notice to enter into a binding agreement to purchase or invest in the Acquisition Opportunity once it commits to such Acquisition Opportunity provided that Countryside Holding or Countryside Canada will notify the Manager promptly if it decides to cease pursuit of the opportunity prior to the expiration of such 60 day period. If Countryside has not entered into a binding agreement to purchase or invest in the Acquisition Opportunity during such period or provides notice that it no longer wishes to pursue the opportunity, the Manager or its affiliates will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account, subject to certain reimbursement obligations with respect to Countryside Holding or Countryside Canada (as applicable). If the Manager or its affiliate has provided Countryside Holding or Countryside Canada (as applicable) with an opportunity to purchase an Acquisition Opportunity and Countryside Holding or Countryside Canada, as applicable, decided not to invest in such opportunity or did not enter into a binding agreement of purchase and sale within the prescribed time, the Manager shall not be obligated to provide Countryside Holding or Countryside Canada with a further right of first opportunity to invest in such Acquisition Opportunity in the event that the Manager invested in, or otherwise acquired an interest in or proceeded to develop, such Acquisition Opportunity. The Manager is required to keep the directors of Countryside Holding informed of all potential Acquisition Opportunities it is pursuing and is required to provide quarterly updates to the directors of Countryside Holding on such activities.

Term and Termination

The Management Agreement has an initial 20-year term and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then current term, a majority of the directors of each of Countryside Holding and Countryside Canada who are independent of the Manager determine that the Management Agreement will not be renewed and notify the Manager accordingly. The Manager has the right to immediately terminate the Management Agreement in circumstances of:(i) bankruptcy, insolvency or receivership of Countryside Holding or Countryside Canada; or (ii) a default by Countryside Holding or Countryside Canada in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a *force majeure* event) which is not cured within 60 days of written notice being given by the Manager to Countryside Holding or Countryside Canada of the default (subject to certain exceptions) or if such default is not reasonably capable of being cured within 60 days, Countryside Holding or Countryside Canada, as applicable, has not

taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days. Countryside Holding or Countryside Canada have the right to immediately terminate the Management Agreement in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, willful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a *force majeure* event) which is not cured within 60 days of written notice being given by Countryside to the Manager of the default, or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days.

In addition, the Manager may terminate the Management Agreement (i) at any time after the first five years of the term of the Agreement or (ii) at any time within one year of a Change of Control, upon 180 days' written notice to Countryside Holding and Countryside Canada. In the event of such a termination, the Manager will be entitled to reimbursement from Countryside Holding and Countryside Canada for actual reasonable costs associated with termination. Countryside Holding and Countryside Canada have the right to jointly terminate the Management Agreement at any time after the first five years of the term of the Management Agreement with the payment to the Manager of a fee equal to (i) its actual costs associated with the termination plus an amount equal to two times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving the Operating Objectives or, (ii) if such termination occurs within 12 months of a Change of Control, 2.9 times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving certain stated operating objectives. In the event of a Change of Control, Countryside Holding and Countryside Canada will have the right to jointly terminate the Agreement at any time with the payment to the Manager of a fee calculated in accordance with the provisions of the Management Agreement. Termination of the Management Agreement will not affect, among other things, the Exchange Options (subject to certain specified exceptions) or payment obligations of Countryside Holding or, if applicable, Countryside Canada, under the LTIP. On termination of the Management Agreement, any LTIP Interest outstanding at that time shall continue for a period expiring on the date that is 20 years from the date of acquisition of the Development Asset for which the LTIP Interest was issued.

Administration Agreement

Under the Administration Agreement, the Administrator has been engaged to provide or cause to be provided management and administrative services to the Fund and Countryside Canada. The Administrator is responsible for providing the following services to the Fund and Countryside Canada: (i) monitoring and managing the investments and operations of the Fund and Countryside Canada and reporting to the Trustees and the directors of Countryside Canada with respect thereto (provided that it is acknowledged that the Administrator is not responsible for operating the Business); (ii)

submitting all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings to the Trustees in sufficient time prior to the dates upon which they must be delivered to unitholders and/or filed so that the Trustees have a reasonable opportunity to review them, approve them and return them to the Administrator, and arrange for their delivery to unitholders and/or filing within the time required by applicable law; (iii) ensuring compliance by the Fund with all applicable securities laws; providing investor relations services to the Fund; preparing and providing or causing to be provided to unitholders on a timely basis all information to which unitholders are entitled under the declaration of trust of the Fund and under applicable law, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund; (iv) ensuring compliance with the Fund's limitations on foreign ownership; (v) assisting the Trustees in connection with any offerings of Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time; (vi) assisting Countryside Canada with the analysis of potential acquisitions, investments and dispositions and reporting to the directors of Countryside Canada with respect thereto; (vii) at the direction of the directors of Countryside Canada, assisting with the making of acquisitions, investments and dispositions; (viii) planning and coordinating meetings of the Trustees and the board of directors of Countryside Canada; and (ix) providing such other management and administrative services as the Fund and Countryside Canada may reasonably require as may be agreed to from time to time between the parties.

In carrying out the services described above, the Administrator and its affiliates will be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. The Administrator shall discharge the duties conferred upon it hereunder with the same degree of diligence and care that a reasonably prudent manager and administrator of a business substantially similar to the Business, and having responsibilities of a similar nature to those hereunder, would exercise in comparable circumstances.

The Administration Agreement shall remain in effect for so long as the Management Agreement remains in effect. The Administration Agreement may be terminated by either the Administrator or the Fund and Countryside Canada if the other party commits an event of default described under "— Management Agreement" above. In addition, the Administrator may terminate the Administration Agreement upon 180 days' written notice to the Fund and Countryside Canada. The Fund and Countryside Canada have the right to jointly terminate the Administration Agreement at any time after the first five years.

Development Agreement with Cinergy and USEY

The Fund, through its wholly-owned indirect subsidiary, Countryside U.S., entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and

operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives.

Under the Development Agreement, Cinergy, USEY and Countryside U.S. may seek opportunities to acquire or invest in energy projects that initially, or after further development or improvement, will meet the Fund's acquisition and investment guidelines. Potential energy projects identified by USEY, Countryside U.S., or Cinergy may be presented to all parties for consideration. No party to the Development Agreement is obligated to participate in any project or opportunity. A decision by the Fund or any other party not to participate in an energy project shall not limit any of the other parties' rights to proceed with such project.

Cinergy and/or USEY may contribute such assets, capital and other resources as are required to acquire, develop or improve the energy projects that they choose to pursue. USEY and Cinergy may provide the Fund with an opportunity to acquire or invest in the energy projects on terms that recognize the Fund's objectives to increase, when prudent, cash distributions per Unit while adhering to its acquisition and investment guidelines. A committee consisting of a representative from each of Countryside U.S., Cinergy and USEY will oversee the acquisition, development or improvement of the energy projects. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the Development Agreement. In consideration for these services, Countryside U.S. receives an annual fee of US$430,000 from an indirect subsidiary of Cinergy and USEY. USEY ceased making monthly payments under the Development Agreement in May 2005. The Fund and USEY are currently in discussions regarding USEY's obligations under the Development Agreement to determine a possible resolution.

Whether or not the Fund elects to participate in a potential energy project, the Fund shall retain a right of first refusal to acquire or invest in such energy project should USEY and/or Cinergy divest of the energy project subsequent to its acquisition, development or improvement. However, at no time shall the Fund be obligated to finance the acquisition, development or improvement of an identified energy project or to acquire or invest in an energy project.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five year term unless terminated by any party.

Improvement Agreement with USEB

USEB will provide the Fund with a right of first offer to invest (in a form similar to the USEB Investments) in certain expansion opportunities relating to the existing renewable energy projects.

DISTRIBUTIONS

Distribution Policy

Monthly distributions are made to Unitholders of record on the last business day of each month and are expected to be paid to Unitholders on or about the 30th day of the following month. The initial cash distribution to Unitholders of record on April 30, 2004 was paid on May 31, 2004 in respect of the period from closing of the Offering to April 30, 2004.

History of Distributions

The following table sets forth the per Trust Unit amount of monthly cash distributions paid or declared but not yet paid by the Fund from the formation of the Fund from January 1, 2005 through and including December 31, 2005.

Distributions Per Trust Unit	2004	2005
January	-	$0.0855[3]
February	-	$0.0854
March	-	$0.0854
April	$0.0655	$0.0854
May	$0.0854[1]	$0.0854
June	$0.0854	$0.0854
July	$0.0854	$0.0855
August	$0.0854	$0.0854
September	$0.0854	$0.0854
October	$0.0854	$0.0863[4]
November	$0.0854	$0.0863
December	$0.0855[2]	$0.0863

-

(1) This distribution was the first cash distribution of the Fund and covered the period from April 8, 2004 to April 30, 2004.

(2) This amount was slightly increased in December, 2004 to make up for rounding differences in prior months.

(3) This amount was slightly increased in January and July, 2005 to make up for rounding differences in prior months.

(4) Distributions per unit were increased by $0.01 per annum or $0.0009 per month commencing with the October 2005 distribution.

Distribution Restrictions

Under the terms of the Fund's Credit Facility, dividends, intercompany debt payments and other distributions cannot be made by the borrower or the guarantors thereunder in the event of a default under the Fund's Credit Facility. In such case Countryside Canada would not be able to provide the Fund with cash necessary to pay distributions or make interest payments under the Debentures. See "Risk Factors – Risks Related to the

Structure of the Fund - Financial Leverage and Restrictive Covenants". Under the terms of the Debentures, in the event of a default, the principal payments under the Debentures may be accelerated. In such event, it is unlikely that Coutnryside Canada would be able to pay dividends, intercompany debt payments and other distributions to the Fund until the Debentureholders were repaid.

MARKET FOR SECURITIES

The outstanding Units of the Fund are listed for trading on the Toronto Stock Exchange under the symbol COU.UN.

Trading Price and Volume

The following table sets forth the reported high and low closing prices and average daily trading volumes of the outstanding Trust Units as reported by the Toronto Stock Exchange for each month commencing and including January 2005 through and including December 2005.

Period 2005	Closing High	Closing Low	Average Daily Trading Volumes
January	$ 9.40	$ 8.95	27,433
February	$ 9.41	$ 9.10	35,641
March	$ 9.34	$ 8.75	34,503
April	$ 9.54	$ 9.00	278,433
May	$ 9.45	$ 8.74	57,532
June	$ 9.20	$ 8.94	53,827
July	$ 9.23	$ 8.94	47,201
August	$ 9.30	$ 9.04	37,805
September	$ 9.28	$ 9.03	54,394
October	$ 9.26	$ 9.00	34,115
November(1)	$ 9.05	$ 8.75	42,296
December	$ 9.28	$ 8.73	62,469

Source: Information derived from TSX market data via third party stock quote link: TurboFeed.

(1) An additional 44,132,000 units were issued on November 14, 2005.

RISK FACTORS

The following are certain risk factors relating to the Fund. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form and in the Fund's filings with the Canadian Securities Regulators from time to time including the Fund's final long form prospectus dated March 29, 2004 and its short form prospectus dated November 8, 2005, which can be found at www.sedar.com. Risks relating to the Renewable Energy Projects are applicable to the Fund to the extent they affect: (i) USEB's ability to service and fund reserves under the USEB Loans and to repay the USEB Loans at maturity; (ii) USEB's ability to pay the Royalty under the USEB Royalty Interest prior to a conversion, if any, of the USEB Royalty Interest; and (iii) USEB's ability to pay dividends to Countryside Canada after conversion of the USEB Royalty Interest into the Equity Interest.

Risks Related to the Business

Dependence Upon Key Customers

Electricity generated from the Ripon and San Gabriel Facilities has historically been purchased by PG&E and SCE, two local electric utilities, under long-term PPAs. Steam generated from the Ripon and San Gabriel Facilities has historically been sold to two nearby paper mills. If for any reason such customers are unable or unwilling to fulfill their contractual obligations under the relevant PPAs and Steam Agreements or such agreements are otherwise terminated, the financial condition of Ripon could decline and reduce Ripon's ability to generate distributable cash. Additionally, if the paper mills fail to meet their contractual obligations, the Ripon and San Gabriel Facilities' status as QF's could be endangered with the consequences described below (the "Qualifying Facility Status").

Electricity generated from the Renewable Energy Projects has historically been purchased by local electric utilities under long-term PPAs. Although USEB attempts to ensure that such customers have acceptable credit ratings upon entering into these contractual agreements, if for any reason such customers are unable or unwilling to fulfill their contractual obligations under the relevant PPAs, the financial condition of USEB could decline and reduce USEB's ability to service the USEB Loans.

The District Energy Systems are reliant on a limited number of customers. Furthermore, a significant number of these customers purchase energy at will and can stop purchasing energy at any time. While the majority of these customers have financial support from either the provincial and/or the federal government in Canada, or are entities with a high quality credit rating, the loss of one or more of these customers could adversely impact the financial condition of Countryside District Energy.

Steam Host Termination for Convenience at Ripon

Both Fox River and Blue Heron are permitted to terminate their respective steam sales agreements for convenience under certain circumstances. Each steam sales agreement provides that, in such event, the steam customer must make a specified monetary payment to Ripon to cover Ripon's cost of obtaining a replacement steam host. Blue Heron's obligation to make such payment terminates after the expiration of the initial 12 years of the agreement. Blue Heron may also discharge its obligation by obtaining a replacement steam host. It is possible that either steam host may exercise such termination right but fail to comply with its obligations to obtain or fund the cost to obtain a replacement steam host due to lack of resources or for other reasons. In such event Ripon may not have an adequate remedy against the steam host and be required to obtain a replacement steam host at its own expense or risk losing its QF status. Loss of QF Status would have a material adverse effect on Ripon. See ''Risk Factors — Qualifying Facility Status''.

Competition

In markets in which Ripon and USEB operate, there is competition from companies who are involved in power generation. Some of these companies have access to greater financial resources and have a greater ability to attract and retain personnel than Ripon or USEB. Although the Manager believes that there are segments of the marketplace where USEB will not face extensive competition, no assurances can be made that USEB will be able to enter these markets or that there will not be competition in such markets. Additionally, in recent years, such competition has contributed to a reduction in electricity prices in certain markets.

The principal competition for the District Energy Systems is from a wide variety of firms that sell products or services to end-users who choose to build and operate heating and cooling equipment on their own premises. These firms include suppliers of boilers and chillers and fuel suppliers such as gas and electric utilities, which encourage use of equipment that use their products. Some of these suppliers have greater financial resources than the District Energy Systems. In addition, increased competition could result in lower prices for the District Energy Systems' products and services.

Seasonality at Ripon and the District Energy Systems

The Ripon and San Gabriel Facilities are expected to generate the majority of their gross revenues in the period from May to August because the PPAs provide higher levels of payments during this period. The District Energy Systems are expected to generate the majority of their gross revenues in the period from November to March because they derive the majority of their revenues from the sale of heat and demand for heat is highest during this period. To the extent that equipment at either the Ripon Facility, the San Gabriel Facility or the District Energy Systems require maintenance and repair, or suffer disruptions of operation for other reasons during their respective peak revenue periods, their ability to generate distributable cash may be negatively impacted.

Electricity Pricing at Ripon and USEB

On or about July 14, 2001, Ripon and PG&E entered into a 5 year amendment of the Ripon PPA which substituted PG&E's SRAC with a primarily fixed energy rate (subject to adjustment for time of use factors). When this amendment expires in July 2006, it is expected that Ripon will again receive energy payments under the Ripon PPA based on PG&E's SRAC prices. The San Gabriel Facility currently receives a monthly energy payment for energy delivered to SCE in an amount calculated by reference to SCE's SRAC pursuant to an agreement which terminates no later than July 1, 2006, at which time Ripon will receive energy payments under the San Gabriel PPA based on SCE's SRAC prices. Currently, the SRAC energy prices are based on the Transition Formula, which is determined separately with respect to each utility on a monthly basis. The authority to modify the elements of the SRAC energy price formula rests with the CPUC, subject to certain statutory requirements imposed by the *Electric Utility Industry Restructuring Act* (Assembly Bill 1890). There is an open proceeding in which the CPUC has indicated it will review the Transition Formula for SRAC pricing for possible prospective changes. There can be no assurance that any change in the SRAC price methodology will not adversely affect the operating margins derived from the Ripon PPA and San Gabriel PPA. Any adverse change in energy margins may negatively impact Ripon's cash flow which in turn could reduce distributable cash.

Ripon's PPAs at the Ripon Facility and the San Gabriel Facility terminate in 2018 and 2016 respectively. There can be no assurance that, upon the expiry of such PPAs, Ripon will be able to enter into new PPAs or otherwise sell its power into the market at prices at or above projected levels. Future prices and rates cannot be predicted with certainty and will inevitably deviate from such forecasts and such deviation may be material. Significant declines in prices and rates would be expected to have a material adverse impact on Ripon upon expiry of the PPAs.

While a majority of the off-takers of the Renewable Energy Projects are contractually obligated to purchase electricity under long-term PPAs, the projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term contracts terminate or expire, USEB will be required to either negotiate new PPAs or sell into the electricity wholesale market for electricity, in which case the prices for electricity will depend on market conditions at the time. Similarly, when the Renewable Energy Projects located in Illinois are no longer eligible to receive incentives under the Rate Incentive Program, it is expected that the projects will seek to negotiate new contracts in the Green Power Market based on rates prevailing in the Green Power Market at the time.

Further, under the Illinois rate incentive program, USEB's Illinois-based renewable energy projects receive the gross contract rate for their power generated and sold under each project's PPA, which is equal to the average amount per kWh paid by the local government entities in each project's respective jurisdiction. The gross contract rate is subject to upward or downward adjustment and is set on a retroactive basis after the end

of each contract year under the applicable PPA. During 2005, the gross contract rate for the prior contract year at four of USEB's ten Illinois-based renewable energy projects was reduced retroactively pursuant to the state retail rate program. As a result, USEB's revenue and operating cash flow from such renewable energy projects for the current year have fallen because (i) the current year's payments that are being made by the applicable power purchaser are based on the lower gross contract rate established retroactively for the prior year, and (ii) the applicable power purchaser has been off-setting from current year payments overpayments made during the prior year. While USEB is currently in compliance with the terms of the USEB Loans and has made all payments of principal and interest on the USEB Loans, it has not had sufficient cash flow from operations to fully fund the USEB Reserve and certain ICC Reimbursement Accounts, declare and pay dividends to its shareholders or make payments to Countryside Canada under the USEB Royalty Interest. If the gross contract rates remain at current levels, USEB may not be able to fully fund reserves under the USEB Loans and/or may not be able to pay royalties under the USEB Royalty Interest. If gross contract rates fall further, USEB may not be able to meet its obligations under the USEB Loans.

Future prices and rates cannot be predicted with certainty and will inevitably deviate from forecasts and such deviation may be material. Significant declines in prices and rates would be expected to have a material adverse impact on USEB. Further, Green Power Markets will be affected by evolving federal and state energy policies as well as normal market forces thus rendering them more unpredictable.

The rate incentive received by each QSWEF, which must be reimbursed to the State of Illinois, represents the excess of the Gross Contract Rate received by such QSWEF from the public utility less the public utility's Avoided Cost. Therefore, the QSWEF's rate incentive and corresponding reimbursement obligation will depend, among other things, on the level of such Avoided Cost, which is beyond the control of the QSWEF and cannot be predicted with certainty.

Capacity Payments at Ripon

The Ripon and San Gabriel Facilities are dependent on capacity payments due from PG&E and SCE, respectively, as the case may be. Under the PPAs, each Facility's ongoing ability to receive the full firm capacity payment is conditioned upon the delivery of the contract capacity during on-peak hours during the summer peak months (June through August for PG&E and June through September for SCE), although both facilities receive the benefit of a twenty percent monthly forced outage allowance during the summer peak months. If either Facility fails to meet the performance criteria, the purchasing utility has the right to declare a probationary period of up to fifteen months after which, if the performance criteria is not met, the Facility may be de-rated, the capacity payment reduced and the Facility subjected to a refund obligation based on the difference between original capacity and reduced capacity plus interest thereon. Finally, the capacity payment may be reduced by PG&E and suspended by SCE if the Ripon Facility or the San Gabriel Facility, respectively, is unable to meet its performance obligations as a result of a force majeure-type event that continues for longer than ninety

days. Any adverse change in capacity and/or capacity bonus payments payments may negatively impact Ripon's cash flow which in turn may negatively impact Countryside Canada's cash available to pay interest on the Debentures and the Fund's distributable cash.

Natural Gas Fuel Availability and Price at Ripon

The Ripon and San Gabriel Facilities use natural gas for fuel. The Ripon Facility currently purchases natural gas under fixed cost contracts that expire in 2006. There can be no assurance that Ripon will enter into new long-term gas contracts or otherwise purchase natural gas in the market at the same price as it receives today. Ripon has also entered into gas transportation contracts under which the natural gas is transported from the gas supplier's delivery point to the Ripon and San Gabriel Facilities. The pricing under such contracts is governed by tariffs filed with the CPUC. The contracts currently expire in 2007. Upon expiry there can be no assurance that Ripon will be able to renew the gas transportation contracts at the same rates as it receives today, and therefore Ripon's fuel transportation costs may decrease or increase the distributable cash generated by Ripon.

Lack of Correlation Between Energy Prices and Fuel Costs at Ripon

The energy prices charged by each of the Ripon and San Gabriel Facilities are currently governed by PPA amendments that will expire not later than June 30, 2006. After such date, the energy pricing at each facility will be based on the SRAC of the applicable utility. The CPUC is currently considering the future methodology for computing SRAC for each utility in an open proceeding. Although the outcome of such proceeding is uncertain, the Manager believes that the CPUC will likely implement an SRAC methodology that indexes energy prices, in part, to an index of natural gas prices. However it is unknown what specific index the CPUC will choose for each utility and how energy prices will correlate to such index. At the same time, the Gas Contract will expire on June 30, 2006. The Manager is seeking to negotiate new gas contracts that will correlate gas prices with the same gas indices to be employed in the future applicable SRAC formulas and in that way ensure that energy prices received by Ripon adjust with movements in gas prices. However it is unclear that the Manager will be successful given that both the conclusion of the CPUC proceeding and the Manager's negotiations are unknown. In the event that the Manager is unable to negotiate gas contracts with pricing that correlates with SRAC and gas prices increase without compensating adjustments in energy prices received by Ripon, operating margins at the Ripon and San Gabriel Facilities may be reduced, in turn reducing Ripon's distributable cash.

Resource Availability and Constancy at USEB and the District Energy Systems

The Renewable Energy Projects rely on the extraction of biogas from public and privately-owned landfill sites. The quantity of available biogas is determined by numerous factors beyond the control of USEB including, without limitation, filling pattern of the landfill, the composition of the waste, compaction, moisture content, time

and climatic conditions. In the event that the amount of biogas produced by a landfill and/or its methane component is less than expected, or the duration of biogas emission is shorter than expected, the sale of biogas by USEB, the production of electricity by USEB and/or the amount of revenue received by USEB from the sale of Gascos producing Section 29 tax credits may be adversely affected in a material manner.

Generally with respect to each Renewable Energy Project: (i) the Gasco's right to extract biogas from the landfill is subject to a long-term gas rights agreement with the landfill owner; (ii) the Genco or Transco's right to purchase biogas from the Gasco is subject to a long-term gas purchase agreement with the Gasco; and (iii) the Genco or Transco's right to occupy the landfill is subject to a long-term lease with the landfill owner. If one of the foregoing agreements or leases was terminated prematurely, for any reason the relevant Renewable Energy Project would be affected in a material adverse manner.

In November 2004, a foreclosure action encaptioned CIB Bank v. Miss Mimi Corporation et al in the Circuit Court, Lake County, Illinois was commenced by CIB Bank, the holder of mortgages on the real property on which the project owned by Countryside Genco LLC ("Countryside Genco"), an indirect subsidiary of USEB, is located. Countryside Canada was named as a defendant in the action due to its security interest, under the USEB Loans, in Countryside Genco's interest in the site lease and related easement. While the foreclosure complaint seeks to terminate all interests respecting the real property, including Countryside Genco's interest in the site lease and related easement, and Countryside Canada's security interests therein, the Manager believes that Countryside Genco's and Countryside Canada's interests in the Countryside project should not be affected by the foreclosure by virtue of recognition agreements executed by CIB Bank, Countryside Genco and Countryside Canada's predecessor in interest. The Manager has been advised that CIB Bank and the borrower and guarantor respecting the relevant mortgages are seeking to reach a settlement that would result in a termination of the foreclosure action. If the foreclosure action is not resolved, the Manager believes that Countryside Genco and Countryside Canada intend to defend their respective interests in the foreclosure action vigorously. However in the event CIB Bank successfully forecloses on Countryside Genco's interests, cash from such project will not be available to service the USEB Loans unless Countryside Genco enters into new contractual arrangements with the owner of the property. There is no assurance that Countryside Genco will be able to enter into such arrangements or that they will be on terms as beneficial to Countryside Genco as the current arrangements. Nevertheless the Manager believes, based of forecasts provided by USEB, that the USEB Loan would not be materially affected by such an outcome.

The amount of energy generated by the PEI System is dependent on the availability of biomass. There can be no assurance that the availability of a stable supply of wood waste from forest products operations, current sources of wood waste and the prices at which wood waste is currently purchased, will remain unchanged.

Project Development and Expansion Risks

The ability to develop new projects and expand existing projects, including projects under the Improvement Agreement, requires success in obtaining various agreements, permits and approvals that are, in certain cases, not within the control of the Manager. No assurances can be given that the Manager will be successful in obtaining these agreements, permits, equipment and approvals on satisfactory commercial terms. Project development and expansion also involves significant environmental, engineering and construction risks.

Insurance

There can be no assurance that insurance obtained in respect of the Fund's operations and USEB's operations, including business interruption insurance among others, will be sufficient, continue to be offered on commercially reasonable terms or that events that could give rise to a loss or liability are insured. A significant event which is not fully insured could have a material adverse effect.

Operating Risks

The operation of energy generation facilities involves many risks, including the breakdown or failure of equipment or processes, and performance below expected levels of output or efficiency. If operations are interrupted at these facilities due to mechanical failures or for other reasons, it could have a negative effect on distributable cash.

Reliance on Third Party Operator at Ripon and USEB

Ripon has entered into operation and maintenance agreements with NAES for the Ripon and San Gabriel Facilities. USEB has entered into operation and maintenance agreements with GE/Jenbacher and RUN Energy for eight and two of its projects respectively. As a result, Ripon and USEB is and will be dependent on these third party operators for the successful operation of these projects. To the extent these third party operators do not fulfill their obligations under their respective agreements, the operations at these projects could be adversely affected.

Force Majeure Events

It is possible that force majeure events may disrupt operations at or cause substantial damage to the Ripon Facilities, the District Energy Systems or the Renewable Energy Projects. As the Ripon Facilities are located in California, such force majeure events may include earthquakes. While the Fund and USEB have obtained insurance, including earthquake insurance in the case of Ripon, to mitigate any financial costs arising from such force majeure events, there is no assurance such insurance will fully cover such risks and costs or will continue to be available to the Fund and USEB on terms which are commercially reasonable.

Regulatory Approvals

The construction and operation of energy projects requires numerous permits from governmental agencies, as well as compliance with environmental laws and other regulations. While the Manager believes that the projects are in substantial compliance with all applicable regulations and that each of the projects has the requisite permits, regulators and reviewing courts may conclude otherwise. There can be no assurance that new laws, regulations or orders or amendments to or new, more stringent interpretations or enforcement policies with respect to existing laws, regulations or orders which would have a material adverse effect on the Fund's projects or the Renewable Energy Projects will not be adopted or that completed projects will comply with all applicable permit conditions, statutes and regulations. If any of the Fund's projects or the Renewable Energy Projects fails to obtain or maintain any required permit or fails to comply with any applicable law, regulators may take enforcement actions which could have a material adverse effect on the applicable project.

Environmental Health and Safety Risks

The Ripon Facilities, the Renewable Energy Projects and the District Energy Systems are regulated by numerous and significant laws, regulations, by-laws, guidelines, policies, directives and other requirements relating to environmental and safety matters. The Ripon Facilities, Renewable Energy Projects and District Energy Systems have obtained environmental permits that are required for their operation. Although the Manager believes that the operations of the facilities are currently in material compliance with applicable environmental laws and permit requirements, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that such systems may not fail, which may result in material expenditures. Failure by the projects and systems to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities (whether as a result of newly discovered issues or known issues that have not been quantified) or expenditures for investigation, assessment, remediation or monitoring, could result in additional expense, capital expenditures, restrictions and delays in the projects' and systems' activities, the extent of which cannot be predicted and which may be material.

Qualifying Facility Status at Ripon and USEB

The Ripon Facility, the San Gabriel Facility and a majority of USEB's Renewable Energy Projects have been certified by the FERC as QFs and operate in compliance with the applicable criteria under PURPA. Loss of QF status could trigger defaults under covenants to maintain QF status under the PPAs and, in the case of USEB, the USEB Loan and could result in the potential termination of the PPA and penalties and/or, in the case of USEB, acceleration of indebtedness thereunder plus interest. Further, the purchasing utility may have the right under the PPA to refuse to purchase electricity from the QF at such utility's Avoided Cost if QF status were lost and might be entitled to certain remedies for breach of an existing PPA including the right to terminate the PPA.

In addition, the FERC has asserted jurisdiction over the rates charged by QFs during periods when a facility does not operate in compliance with the applicable QF criteria and has indicated its willingness to order the refund of payments previously made under PPAs in some cases. Further, loss of QF status could result in the loss of the exemption under PURPA from utility-type regulation and expose either Facility to regulation by FERC under the Federal Power Act and by the CPUC under the California Public Utilities Code.

Any of these consequences would result in substantial regulatory burdens, potentially lower revenues from power sales and potentially insurmountable impediments to affected entities with regard to conducting business in the manner currently contemplated. Accordingly, the ability of the Ripon and San Gabriel Facilities to generate distributable cash and the ability of the Renewable Energy Projects to generate cash for USEB to make debt service payments on the USEB Loan is dependent on their maintaining QF status. A facility may lose its QF status either temporarily or permanently.

Congress from time to time has considered legislation to repeal and amend certain provisions of PURPA, most recently with the enactment of EPA 2005. Such legislation has typically included ''grand-fathering'' protection to ensure that any change in law would apply only prospectively and would not affect the obligation of electric utilities to purchase from QFs under their existing PPAs. However, there is no guarantee that any future legislation would contain ''grand-fathering'' protection.

Loss of QF status by any Illinois-based Renewable Energy Project would cause it also to lose its QSWEF status.

QSWEF Status of USEB's Illinois-based Biogas Projects

Eligibility for the Rate Incentive Program is based on compliance with the requirements contained in Illinois Public Utilities Act, the ICC Regulations and the ICC Orders issued by the ICC respecting QSWEF's. A QSWEF would lose all or some of the benefits provided by the Rate Incentive Program if it were found to be in non-compliance with these requirements. Similarly, a QSWEF may lose all or some of such benefits in the event of modifications to the *Illinois Public Utilities Act*, the ICC Regulations, the ICC Orders or ICC policies or repeal of the *Illinois Public Utilities Act*. In such event, the revenues and profits from the affected QSWEFS may be materially adversely impacted. From time to time, legislation modifying the Illinois Public Utilities Act has been proposed. If certain of the introduced legislation had been enacted in its proposed form, it would reasonably be expected to have a material adverse effect on the QSWEFS. To date such legislation has not been enacted; however there can be no assurance that such legislation will not be enacted in the future.

Loss of QSWEF status could trigger defaults under covenants to maintain QSWEF status in various purchase and loan agreements (including the USEB Loans) and result in termination, penalties or acceleration of indebtedness under such agreements plus interest. Accordingly, the ability of USEB to meet its repayment obligations under the

USEB Loans and to pay Royalties under the USEB Royalty Interest is dependent upon the Illinois-based Renewable Energy Projects maintaining their QSWEF status.

ICC Repayment Liability of USEB's Illinois-Based Renewable Energy Projects

In the future, the ICC may promulgate new regulations and establish new policies or modify existing regulations and policies. Such actions, if taken and upheld by the courts, may have a materially adverse impact on some or all of USEB's Illinois-based Renewable Energy Projects. The ICC has enforcement authority to direct each owner of an Illinois-based Renewable Energy Project to satisfy its reimbursement obligations, which authority may extend to, among other matters, the legal entity that is to hold the ICC Reimbursement Account, the amount of funds to be deposited annually in the ICC Reimbursement Account and the kinds of investments in which such funds are or may be invested. Although the ICC has considered imposing and has imposed such requirements in the past as a condition to its approval of certain proposed transactions, it cannot be predicted with certainty whether and under what similar or different circumstances the ICC may attempt to impose any of such requirements in the future. However, provided the QSWEFs (a) remain in compliance in good faith with the current *Illinois Public Utilities Act*, ICC Regulations and ICC Orders, (b) make timely deposits to their ICC Reimbursement Accounts that, together with earnings thereon from a reasonable and balanced investment portfolio, are reasonably sufficient to meet the QSWEFs' reimbursement obligations to the State of Illinois, and (c) do not seek approval from the ICC for any transactions that require ICC approval or modify existing ICC Orders, the Fund has no reason to believe that the ICC will take any such actions respecting the QSWEFs in a manner materially adverse to them. Approximately US$2 million of the amounts deposited in the ICC Reimbursement Accounts has been pledged by USEB in support of its obligations under the hedging arrangements to be entered into under the USEB Loan.

If an event of default occurs under the USEB Loan Agreement and Countryside Canada seeks to foreclose on any pledge of the equity of any entity that under Illinois law is deemed to directly or indirectly own any interest in any Illinois-based Renewable Energy Project or the facility owned by such Renewable Energy Project, Countryside Canada would be obligated to comply with applicable requirements of the *Illinois Public Utilities Act* and the ICC Regulations, including, without limitation, the requirement to obtain the approval of the ICC to acquire, own and sell the electricity output from such Illinois-based Renewable Energy Project as a QSWEF. The ability of Countryside Canada to comply with such requirements or the terms and conditions upon which such approval may be granted by the ICC cannot be predicted with certainty. If Countryside Canada was required to obtain ICC approval and was unable to do so, each Illinois-based Renewable Energy Project would retain its right to sell its power at Avoided Cost so long as the project produces electricity, maintains its status as a QF under the FPA and meets certain other state law requirements.

The Fund believes that, as a result of the making of the USEB Loans, the acquisition of the USEB Royalty Interest, the making by USEB of capital contributions to its indirect

subsidiaries that own the Illinois-based Renewable Energy Projects, the issuance of the AJG Note and the grant by AJG of an option to USEB or one of its subsidiaries to acquire AJG's indirect 50% interest in the Illinois-based Renewable Energy Projects (the "AJG Option"), the Renewable Energy Projects located in Illinois did not lose their status as QSWEFs and there has been no change in the ownership of any of such Projects as such ownership is currently construed by the ICC under its interpretation of applicable regulations of FERC. However, it is not possible to predict with any degree of certainty whether in a particular case the ICC will determine that any degree or percentage of ownership is to be attributed to any particular entity. Nonetheless, based on a consideration of the factors that the ICC considers relevant in a determination of the degree or percentage of ownership to be attributed to any particular entity and on the provisions of the documents, records and certificates in connection with the transactions contemplated herein, the Fund believes that there is no reason to conclude that the ICC would attribute a percentage ownership to any entity in respect of the Renewable Energy Projects located in Illinois so as to cause such projects to lose their status as QSWEFs or to constitute a change of ownership of such Renewable Energy Projects, as a result of the Fund making the USEB Loans (but not foreclosing upon its liens) or acquiring (but not converting into equity) the USEB Royalty Interest, the making by USEB of capital contributions to its indirect subsidiaries that own the Illinois-based Renewable Energy Projects, the issuance of the AJG Note (but not the foreclosure of any liens securing payment thereof) or the grant of the AJG Option (but not the exercise thereof). In the event the ICC concluded that any of the transactions described in the previous sentence constituted a change in ownership of such Renewable Energy Projects, such Renewable Energy Projects would be required to seek ICC approval of such change in ownership and would have to establish that, notwithstanding such change in ownership, such Renewable Energy Projects still met the requirements of a QSWEF. The Fund cannot predict how the ICC might exercise its discretion or its enforcement authority in such a circumstance.

Under the Rate Incentive Program, each QSWEF must begin to repay the incentive it has received to the State of Illinois commencing no later that the earlier of the date the QSWEF has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing its facility and 10 years after the date its facility commenced commercial operation, with such repayment to be completed no later than the earlier of 20 years after such date of commencement of commercial operation and the end of its facility's actual useful life. In order to meet this obligation, each QSWEF has established an ICC Reimbursement Account in which it has deposited and, subject to the terms of the USEB Loan and its ability to generate sufficient cash flow will continue to deposit a portion of the incentive as it is received with the expectation that such deposits, when invested prudently in a balanced portfolio managed by professional advisors, will over time generate sufficient earnings to permit such QSWEF to meet its reimbursement obligations to the State of Illinois as and when they come due. However, in the event the ICC exercised its enforcement authority in a manner that resulted in a lower return than expected, the investments in the ICC Reimbursement Account otherwise do not generate the expected earnings, or the QSWEF does not deposit sufficient funds into the ICC Reimbursement Account, a QSWEF may not have sufficient funds to meet its obligations

to reimburse the State of Illinois when such obligations come due with potential material adverse consequences to the affected QSWEF.

Section 29 Tax Credits at USEB

USEB currently receives income from the sale of Code Section 29 tax credits which will expire on December 31, 2007 unless the law is extended. Part of the purchase price is contingent on gas production. If gas production were to fall, USEB's revenues may decline. USEB has agreed to indemnify the financial investors that have purchased interests in the Gascos for certain losses suffered by such investors in the event that the Section 29 tax credits are denied in certain circumstances.

In addition, through December 31, 2007, Code Section 29 has a phase out provision that is triggered when the ''Market Wellhead Price'' of domestic crude oil reaches certain ''Phase-out Prices'' as determined by the IRS. The phase-out is proportional. The Market Wellhead Price is the IRS' estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation. Phase out Prices are adjusted each year for inflation. The IRS will not publish the Phase-out Prices for calendar year 2005 until May 2006. Historically, the Market Wellhead Prices oil prices have been substantially below ''Phase-out Prices'' and therefore the possibility of a phase-out has been considered remote. However, due to the recent spike in oil prices, Market Wellhead Prices in 2005 have, on occasion, exceeded the price at which the Phase out would be triggered. Nevertheless, based on average Market Wellhead Prices for 2005 and estimates of 2005 Phase-out Prices, the Manager believes that the Phase-out will not be triggered in 2005. However, there can be no assurance that future oil prices will remain under future phase out levels in 2006 and 2007. If a phase out is triggered during such years or in 2005, USEB's income from Code Section 29 tax credits may be reduced or eliminated, thus reducing cash available for servicing debt service on the USEB Loan and for payments of the royalty.

The universe of projects eligible for tax credits is limited based on restrictions contained in Section 29. From time to time, legislation has been proposed to renew Section 29 tax credits, but it is uncertain whether this legislation will be enacted, what its final form will be, and in particular whether such legislation would extend Section 29 tax credits for existing projects or make them available only for new projects. The unavailability of these tax credits for future renewable energy projects may make such future projects less attractive for investment. The expiration of these tax credits for existing projects may make some renewable energy projects financially unviable and reduce USEB's revenues.

Neither USEB, any of the Gascos, nor any Gasco partner has received a ruling from the IRS confirming that the biogas facilities of the Gascos meet the requirements of Section 29, that the sales of interests in the Gascos by USEB were structured in a way that would entitle the buyers to Section 29 credits, or that sales of methane from the Gascos to the Gencos or Transcos generate Section 29 credits. While a ruling is not required, as is the case with any Section 29 transaction in which a ruling is not obtained,

the IRS may challenge the availability of Section 29 credits to any of the Gascos or to its partners.

Potential Refund Liability at Ripon

A proceeding is currently pending before the CPUC in Docket No. R 99-11-022 in which the CPUC is considering whether to apply retroactively for the period December, 2000 through March, 2001 a March, 2001 decision (D. 01-03-067) which, among other things, modified the methodology used in calculating SRAC and thereby decreased SRAC levels for the period commencing March 27, 2001. SCE and several other parties sought judicial review of D. 01-03-067 and two related CPUC decisions. In September, 2002, the California Court of Appeals found that the CPUC had violated PURPA for failing to consider SCE's argument that the CPUC should retroactively apply the modified SRAC formula. *Southern Cal. Edison vs. Public Utilities Comm'n.,* 101 Cal. App. 4th 982 (2002). The Court of Appeals directed the CPUC to consider SCE's request. In 2003 and 2004, comments on the issue were submitted to the CPUC by various parties and the matter was deemed submitted in November, 2004. In February, 2005, a Draft Decision was issued by the assigned Commissioner who found that "evidence shows SRAC prices were correct between December 2000 and March 2001, and retroactive application of the modified SRAC formula is not warranted." Various parties have submitted comments on the Draft Decision, including PG&E, SCE, a ratepayer organization and the CPUC's Office of Ratepayer Advocates, objecting to the Draft Decision. The CPUC has not yet issued a final decision in the matter and is free to accept the Draft Decision as written, modify it or reject it in its entirety. The outcome of this proceeding cannot be predicted. Even in the event of an adverse CPUC decision, the Manager has been advised by counsel that Ripon would have several meritorious legal defenses that would be available to protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them. If the CPUC ultimately adopts a final order imposing a retroactive modification to the SRAC formula, and a remedy based thereon is ordered or authorized, and if such final order and remedy is not reversed on appeal, California QFs including the Ripon and San Gabriel Facilities could be required to make refunds and/or accept reduced payments (by way of offset of past overpayment against future payments for power delivered) under their respective PPAs. Such refunds or reduced payments could be material for Ripon or San Gabriel, and could materially affect their ability to generate distributable cash.

Payments Under the Development Agreement

Countryside U.S. is entitled to receive an annual fee of US$430,000 (to be adjusted annually based on the increase or decrease in the Consumer Price Index) from an indirect subsidiary of Cinergy and USEY under the Development Agreement. This fee will largely offset the annual operating expenses of Countryside U.S. If the Development Agreement or payments provided for thereunder were terminated for any reason, the Fund would no longer be able to offset such expenses with the fee. Commencing in May 2005 USEY ceased making its share of the payments under the Development Agreement.

The Fund and USEY are currently in discussions respecting USEY's obligations under the Development Agreement in order to reach a resolution.

Labour Relations

While labour relations at the Ripon Facilities, the Renewable Energy Projects and the District Energy Systems have been stable to date and there have not been any disruptions in operations as a result of labour disputes with employees, the maintenance of a productive and efficient labour environment cannot be assured. In the event of a labour disruption such as a strike or lockout, the ability of the Ripon Facilities, the Renewable Energy Projects and the District Energy Systems to generate cash flow, and consequently the ability of the Fund to generate cash distributions, may be impaired.

Enforcement of Indemnities Against the Vendors under the Ripon Purchase and Sale Agreement

Pursuant to the Ripon Purchase and Sale Agreement, the vendors agreed to indemnify Countryside Holding in respect of breaches of any representations and/or warranties contained in such agreement. The vendors, however, will not be liable to pay any amounts under the indemnity provisions until the aggregate amount of all claims or losses exceeds US$1.05 million, subject to a maximum liability of US$7 million and a deductible of US$350,000, with the exception of indemnities relating to breaches of representations and/or warranties concerning certain fundamental corporate matters, tax matters and environmental matters, for which the maximum liability is limited to the cash purchase price paid by Countryside Holding under the Purchase and Sale Agreement. Further, it is not certain that the vendors will have sufficient assets to satisfy any claims for indemnification at the time an indemnification claim is made or a judgment respecting such a claim is entered. As a result, there can be no assurance that Countryside Holding will be able to obtain from the vendors under the Purchase and Sale Agreement the full amount of any damages suffered by it in respect of any breaches of representations and/or warranties by such vendors.

Cinergy/Duke Energy Merger

As a result of the pending merger between Cinergy and Duke Energy, Cinergy's indirect interest in USEB may be sold and/or Cinergy executives currently involved in the management of USEB may no longer serve in such roles. Such events, if they occurred, may be adverse to USEB.

Risks Related to the Structure of the Fund

Dependence on Ripon, USEB and USE Canada

The Fund is an unincorporated, open-ended, limited purpose trust which is dependent on the the Manager, operations and assets of Ripon through the indirect majority ownership of its membership interests, USEB through the USEB Loans and the USEB Royalty

Interest and on the management of USE Canada through the indirect ownership of all of its outstanding common shares. Although the Fund intends to distribute all income earned by the Fund less administrative expenses, tax liabilities and other obligations of the Fund and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated from Ripon, the USEB Loans, the USEB Royalty Interest and USE Canada, and paid to the Fund which will depend upon numerous factors, some of which will be beyond the control of the Manager. Problems at USEB may affect USEB's ability to service the USEB Loans and pay Royalties on the USEB Royalty Interest and may breach the restrictions contained in the USEB Loans. The Fund has no ownership or governance rights respecting USEY and USEB, other than certain limited rights arising out of certain of the covenants in the USEB Loans and USEB Royalty Interest, and therefore has limited influence over the management of USEY and USEB. In the event of a breach of the USEB Loans, Countryside Canada may have to attempt to realize on the security underlying the USEB Loans and there can be no assurance that the assets of USEB and its subsidiaries will be sufficient to repay the USEB Loans.

Potential Conflicts of Interest

Pursuant to the Management Agreement and the Administration Agreement, the Fund and its subsidiaries rely substantially on the Manager and the Administrator for management, administration and project development functions. See "Management and Administration Agreements — Management Agreement" and "Management and Administration Agreements — Administration Agreement".

There may be circumstances in which the interests of the Manager, its affiliates or entities managed by such parties may conflict with those of the Fund, Countryside Canada, its subsidiaries, the Unitholders and the Debentureholders. Although the Executives are required to devote a significant majority of their time for the benefit of Countryside Canada, Countryside Holding and its subsidiaries and to the development of projects reasonably expected to be within the acquisition criteria of the Fund, the Manager's personnel are not required to devote their time exclusively to these activities. Further, while the Manager is prohibited from providing management and administrative services to third parties other than the Fund, the Manager may develop and own energy and utility infrastructure projects for its own account or jointly with third parties, subject to its obligation to provide the Fund with a first opportunity to invest in such projects as described below. Thus, subject to the constraints described above, the Manager and its executives may engage in activities similar to the current activities of the Fund, Countryside Canada and its subsidiaries.

The Manager and its affiliates will provide Countryside Canada and its subsidiaries with the first opportunity to invest in any entity or asset that meets the investment criteria of the Fund and Countryside Canada that the Manager or its affiliates develop, own or control. The Manager shall only be free to offer such investment opportunities to third parties or to pursue them for its own account if Countryside Canada or its subsidiaries decline or are unable to pursue such opportunities.

There may be situations in which the interests of USEY, USEB, the Cinergy subsidiary that holds its interest in USEB and/or management of Countryside U.S. will conflict with those of the Fund and its subsidiaries. Countryside Canada and USEB may have conflicting interests under the USEB Loans and the USEB Royalty Interest. The Fund, USEY and the relevant Cinergy subsidiary may have conflicting interests under the Development Agreement and the Improvement Agreement. USEY, USEB, their subsidiaries, and the management of Countryside U.S. may engage in activities similar to and in competition with the activities of the Fund and its subsidiaries. There may be situations where Unitholders are dependent upon the Manager and Administrator for the management and administration of the Fund and its subsidiaries, and the management of USEB for the management and operation of the Renewable Energy Projects.

Further provisions in the Declaration of Trust, which are similar to those contained in the *Canada Business Corporations Act*, provide certain procedures to be followed in the event of such conflicts of interests, and certain remedies may be available to the Fund where such procedures are not followed.

Reliance on Third Parties

The Fund maintains no employees of its own and is reliant upon the Administrator and the Manager for the administration and management of its operating subsidiaries. The Manager and Administrator are in turn reliant upon the Executives and their respective employees for performance of the services described in the Management Agreement and the Administration Agreement. Departure of such Executives and employees may have an adverse effect on the Manager, the Administrator and the Fund.

There is no provision for Countryside Holding and Countryside Canada to terminate the Manager within the first five years of the term of the Management Agreement except in limited circumstances enumerated in the Management Agreement. After the first five years of the term of the Management Agreement, termination for reasons other than those enumerated will require payment of specified fees. See "Management and Administration Agreements — Management Agreement —Term and Termination"

Amended Credit Facility

The Amended Credit Facility contains numerous affirmative, reporting and restrictive covenants that limit the discretion of Countryside Acquisition's management with respect to certain business matters and impose burdens and potential financial risk. A failure to comply with the obligations in the Amended Credit Facility could result in a default which, if not cured or waived, could result in a termination of distributions by Countryside Acquisition and permit acceleration of the relevant indebtedness, including the Countryside Canada Notes. Further, financial or operational non-performance of USEB may impact Countryside Acquisition's compliance with certain covenants under the Amended Credit Facility and thereby limit the Fund's ability to receive dividends from Countryside Acquisition. If the indebtedness under the Amended Credit Facility,

including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Countryside Acquisition would be sufficient to repay in full that indebtedness. Upon maturity of the Amended Credit Facility, Countryside Acquisition intends to renew or refinance the Amended Credit Facility at then-current market rates. If Countryside Acquisition is unable to refinance or renew the Amended Credit Facility on comparable or better terms, there may be an adverse effect on cash distributions to Unitholders and Debentureholders.

Public Company Litigation Risk

Because USEY and Cinergy are U.S. publicly-listed companies, any transaction or agreement between USEY or USEB, on the one hand, and the Fund or its subsidiaries, on the other (including the transactions contemplated by the Acquisition Agreement, the USEB Loan Agreement or the agreement creating the USEB Royalty Interest), may be subject to claims by the public security holders and creditors of USEY and Cinergy, which could in turn subject the Fund and/or its subsidiaries to litigation. Litigation is expensive, time consuming and may divert the attention of the Manager away from the operation of the Fund.

In December 2005, two shareholders of USEY commenced an action in the Delaware Court of Chancery against USEY, the current directors of USEY, certain former directors and officers of USEY (including Mssrs. Mornhed, Campana and Rothman), the Fund and Countryside U.S. Power alleging, among other things, that the defendants violated the Delaware General Corporations Law and fiduciary duties to USEY shareholders in connection with USEY's sale of indirect ownership of the District Energy Systems to the Fund and the consummation of the April 2004 USEB Loan transaction. The Plaintiffs seek damages and equitable relief. The Fund, Countryside U.S. Power and Mssrs. Mornhed, Campana and Rothman believe that the claims alleged against them are without merit. All of the foregoing defendants have moved to dismiss the action on, among other grounds, failure to state cause of action, laches and lack of personal jurisdiction. Such motion is pending. In the event the suit is neither resolved nor dismissed, the Fund, Countryside U.S. Power and Mssrs. Mornhed, Campana and Rothman intend to defend the suit vigorously. Although the likelihood of an adverse judgment cannot be assessed at this early stage, the Fund and Countryside U.S. Power do not believe it is likely that the litigation will have a material adverse affect on the Fund or Countryside U.S. Power.

Tax-Related Risks

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects, including that the Securities may cease to be

qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

The 2004 Budget Proposals included proposed amendments to the Tax Act to restrict direct and indirect holdings in certain ''business income trusts'' (as defined in the 2004 Budget Proposals) by certain tax-exempt entities. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the 2004 Budget Proposals was suspended to allow further consultation with interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the 2004 Budget Proposals, advising that the Department of Finance will continue to consult shareholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed FTEs such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. The stated focus of the consultation paper is to assess the tax and economic efficiency implications of FTEs to determine if the current tax system is appropriate or should be modified. Although the consultation paper does not propose any particular legislative or administrative changes, it identifies possible policy approaches, including limiting the deduction of interest expenses by operating entities, taxing FTEs in a manner similar to corporations or better integrating the personal and corporate income tax systems to make the tax system more neutral between forms of business organizations. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that CRA postpone providing advance income tax rulings respecting FTE structures pending these consultations, that the Department of Finance (Canada) is closely monitoring developments in the FTE market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. Further initiatives in this area, if any, including the possible initiatives referred to in the consultation paper, may be taken following the completion of such consultations. Accordingly, legislative changes in this area are possible, and such changes could have a material effect on the Fun and Unitholders.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of units of the Fund were held by non-residents and partnerships other than Canadian partnerships, the Fund would

thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

There can be no assurance that the Units will continue to be qualified investments for Plans or that the Units will continue not to be foreign property under the Tax Act. The Tax Act currently imposes penalties on non-qualified investments and on excess holdings of foreign property. If the Fund ceases to be a "mutual fund trust" or if Countryside Canada ceases to have a "substantial Canadian presence" (as that term is understood for the purposes of the Tax Act), the Units may become foreign property. The Canadian federal budget of February 23, 2005 included a proposal to amend the Tax Act to eliminate the limit in respect of foreign property for months that end in 2005 and subsequent calendar years. There can be no assurance that these proposals will be enacted into law.

Income fund structures generally involve significant amounts of inter company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against Countryside Canada, or Countryside Holding it could materially adversely affect the amount of cash available to the Fund for distribution to Unitholders or available to Countryside Canada to make interest payments on the Debentures. The Manager of the Fund believes that the interest expense inherent in the structure of the Fund is supportable and reasonable in light of the terms of the Countryside Canada Notes, the Debentures and the Countryside Holding Note. On October 31, 2003 the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. The Fund has advised counsel that it does not believe that the proposed amendments will have a material effect on the tax position of the Fund or Countryside Canada. As part of the 2005 Federal Budget, the Minister of Finance (Canada) announced that an alternative proposal to replace the proposed amendment would be released at an early opportunity.

Further, interest on the Countryside Canada Notes accrues at the Fund level for Canadian federal income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to reduce the Fund's taxable income to zero. Where interest payments on the Countryside Canada Notes are due but not paid in whole or in part, the Declaration of Trust provides that additional Units must be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount

equal to the fair market value of those Units in their Canadian federal taxable income, in circumstances when they do not directly receive a cash distribution.

Countryside District Energy's tax liability is currently reduced by tax loss carry-forwards. Should the taxing authorities reduce or eliminate such tax loss carry forwards, Countryside District Energy's tax liability may increase and adversely impact distributable cash.

United States Tax-Related Risks

There can be no assurance that U.S. federal income tax laws and the IRS administrative policies respecting the U.S. tax consequences described herein will not be changed in a manner that adversely affects Unitholders. The Fund has obtained advice and opinions from U.S. tax counsel on certain U.S. federal income tax matters; however, the Fund has not sought or received a formal tax opinion from U.S. tax counsel with regard to all U.S. federal income tax matters, including tax consequences of the Countryside Holding Note, which may affect the Fund.

Countryside Holding Note

The following discussion describes certain U.S. federal income tax consequences that could result in a reduction in the amount of distributions that Countryside Canada would otherwise receive from Countryside Holding and could consequently result in a reduction in the cash flow of the Fund that would otherwise be available for distribution to Unitholders. Countryside Holding intends to treat the Countryside Holding Note as debt for U.S. federal income tax purposes and (subject to the discussion below regarding the earnings stripping rules) to claim deductions for all of the interest on the Countryside Holding Note in computing its income for U.S. federal income tax purposes. The Fund believes that the interest rate being charged on the Countryside Holding Note has been determined in an arm's length manner under the relevant facts and circumstances. While it is possible that the Internal Revenue Service (''IRS'') could take a contrary position, the Fund believes, based on advice of U.S. tax counsel, that Countryside Holding's position that the Countryside Holding Note is properly treated as debt, rather than equity, for U.S. federal income tax purposes is supported by existing legal authority as applied to the relevant facts and circumstances reviewed by U.S. tax counsel relating to the Countryside Holding Note. If the IRS successfully challenged Countryside Holding's treatment of the Countryside Holding Note as debt for such purposes, then otherwise deductible interest would be treated as non-deductible distributions and the disallowance of these interest deductions could increase Countryside Holding's U.S. federal income tax liability. If the IRS successfully challenged the interest rate as excessive on the Countryside Holding Note, Countryside Holding would not be able to fully deduct interest paid on such note and the disallowance of these interest deductions could increase Countryside Holding's U.S. federal income tax liability. Any such increase in Countryside Holding's U.S. federal income tax liability could adversely affect its ability to make interest and principal payments on the Countryside Holding Note and could also reduce the amount of the distributions which Countryside Canada would otherwise

receive from Countryside Holding, and this could reduce the cash flow of the Fund that would otherwise be available for distribution to Unitholders and Debentures.

The earnings stripping rules under Section 163(j) of the United States Internal Revenue Code of 1986, as amended (the ''Code''), may limit the ability of Countryside Holding to deduct all or a portion of the interest paid on the Countryside Holding Note. Generally, under these rules, the ability of Countryside Holding to deduct interest paid on the Countryside Holding Note will be limited if (1) the debt to equity ratio of Countryside Holding exceeds 1.5 to 1 and (2) its net interest expense (the interest paid by Countryside Holding on all debt, including the Countryside Holding Note, less its interest income) exceeds 50% of its adjusted taxable income (generally, U.S. federal taxable income before net interest expense, depreciation, amortization and taxes). The amount of the disallowed deduction would be the interest expense on the Countryside Holding note exceeding the 50% threshold. If all or a portion of the deduction for interest on the Countryside Holding Note for a taxable year is disallowed by Code Section 163(j), the amount disallowed will be carried forward and treated as interest paid or accrued in the succeeding taxable year. Such interest, together with all other interest paid or accrued by Countryside Holding on all of its debt in the succeeding taxable year, would then be tested under Code Section 163(j) in such succeeding taxable year. In addition, there can be no assurance that future changes to the Code and the regulations thereunder will not otherwise restrict or eliminate the ability of Countryside Holding to claim a deduction for U.S. federal income tax purposes for interest paid on the Countryside Holding Note. There have been some recent proposals in this regard. An additional restriction on or elimination of the ability of Countryside Holding to claim deductions for interest payments on the Countryside Holding Note could increase the U.S. federal income tax liability of Countryside Holding. Any such increase in U.S. federal income tax liability could reduce the amount of the distributions which Countryside Canada would otherwise receive from Countryside Holding and this could reduce the cash flow of the Fund that would otherwise be available for distribution to Unitholders and Debentureholders. The debt to equity ratio of Countryside Holding currently is less than 1.5 to 1, and thus the limitations of Code Section 163(j) are not expected to currently apply. Because the tests of Code Section 163(j) are applied for each taxable year, no assurance can be given that the limitations of Code Section 163(j) would not apply in the future.

USEB Loan and USEB Royalty

Countryside Canada may become liable to pay or remit amounts as or on account of withholding tax in respect of its acquisition, making or holding of the USEB Loans (including the receipt of interest thereon) or any other similar loans made by Countryside Canada to USEB, in which case USEB will be required to provide funds to Countryside Canada to permit such withholding tax to be paid or remitted or to otherwise fully indemnify Countryside Canada in respect of such liability. If USEB is unable to fully indemnify Countryside Canada, funds available for distribution by Countryside Canada with respect to the common shares of Countryside Canada and for payments with respect to the Countryside Canada Notes may be significantly reduced.

The Fund has been advised by U.S. tax counsel that interest paid on the USEB Loans should be deductible to USEB and should not be subject to U.S. withholding tax. However, there is a risk that the IRS could successfully challenge such treatment, resulting in some or all of the interest on the USEB Loans being non-deductible (materially increasing USEB's U.S. federal income tax liability) and some or all of such interest being subject to U.S. withholding tax of 10 to 30%. As a result, the amount of funds available for distribution to Unitholders and Debentureholders could be reduced.

Royalties, to the extent they do not exceed USEB's current and accumulated earnings and profits, should generally be subject to U.S. withholding tax at 15%. USEB has agreed to reimburse to Countryside Canada the amount of such withholding tax, subject to the Distribution Cap. Thus, the Distribution Cap may limit the amount of Royalties paid and/or the amount of withholding tax that is reimbursed.

Financial Leverage and Restrictive Covenants

Borrowings, including the Amended Credit Facility, will introduce leverage into the Fund's business will increase the level of financial risk to the Fund, and to the extent that interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of distributable cash to interest rate levels.

Adequacy of Capital Resources and Working Capital

Future acquisitions by the Fund, expansions of the Fund's assets and other capital expenditures and working capital requirements will be financed through the issuance of Units or securities exchangeable for Units, by increasing the consolidated indebtedness of the Fund, from cash flows of the Fund, or by some combination thereof. There can be no assurance that sufficient capital will be available on acceptable terms to fund acquisitions, capital expenditures, expansion projects or working capital requirements.

Exchange Rate Fluctuations

A majority of the Fund's costs and its financial obligations to its lenders and Unitholders are denominated in Canadian dollars. It's obligation to Debenture holders is denominated in US dollars.

The USEB Loan is denominated in Canadian dollars, requiring USEB to make payments on the USEB Loan in Canadian dollars. Because USEB is exposed to currency exchange rate risk as a result of the loans, the loan documents require USEB to enter into currency hedge agreements during the entire term of the loan to mitigate the risk posed by the currency transaction risk into Canadian dollars. To the extent that USEB's ability to satisfy its obligations under the USEB Loan is affected by an unfavorable exchange rate or an inability to maintain hedging arrangements in the future, the Fund's ability to pay cash distributions to Unitholders may also be affected.

The Cogen Facilities' revenues derived from PPAs and steam sale agreements are denominated in US dollars as is the expected resultant US dollar denominated distributable cash from the Cogen Facilities. The Manager has entered into a foreign exchange option to mitigate the effect of the resultant foreign exchange risk related to the portion of US dollar revenues required to meet its Canadian dollar obligations and anticipated unitholder distributions. To the extent such foreign exchange options or similar hedging arrangements are not maintained and exchange rates are unfavourable, the Fund's ability to pay cash distributions to Unitholders may be affected.

Nature of Units

Each Unit represents an equal undivided beneficial interest in the Fund. The Fund's sole material assets are the common shares of Countryside Canada and the Countryside Canada Notes. The Units do not represent debt instruments and there is no principal amount owing to Unitholders under the Units. The Units do not represent shares in any direct or indirect subsidiary of the Fund or any other company. The Units do not represent a direct investment in Ripon, the USEB Loans, the USEB Royalty Interest or the District Energy Systems. The price per Unit is a function of anticipated distributable cash of the Fund, which may change.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporations Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute the common shares of Countryside Canada and Countryside Canada Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for common shares of Countryside Canada or the Countryside Canada Notes. In addition, neither the common shares of Countryside Canada nor the Countryside Canada Notes are expected to be freely tradable or listed on any stock exchange. Common shares of Countryside Canada and/or Countryside Canada Notes, as the case may be, so distributed may not be qualified investments for trusts governed by Plans, depending upon the circumstances at the time.

Fluctuations and Delays in Distributions

Cash distributions are not guaranteed and distributions by the Fund will fluctuate. They will depend on numerous factors some of which will be beyond the control of the Fund.

Payments by Countryside Canada to the Fund or Ripon (through Ripon Power and Countryside Holding), Countryside Acquisition or USEB to Countryside Canada may be delayed or reduced by, among other things, restrictions imposed by lenders, issues with

the financial or operational performance of Ripon, the Renewable Energy Projects or the District Energy Systems, disruptions in service, fuel disruptions, regulatory or legislative actions, the establishment of reserves for expenses, working capital requirements, future capital requirements and the deductibility for Canadian and U.S. tax purposes, respectively, of payments on the Countryside Canada Notes, the Countryside Holding Note and the USEB Loans. Any such delay or reduction could have an adverse effect on distributions by the Fund and consequently the market value of the Units.

Enforcement of Securities Law Claims, Indemnities and Creditor Rights Against USEB and USEY

USEY has been advised by its counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon applicable Canadian securities laws.

Because USEY and USEB and their respective subsidiaries and assets are located outside of Canada, it may be difficult or impossible for the Fund to effect service within Canada upon USEB and its subsidiaries and USEY or to realize against any of them in Canada upon judgments of courts of Canada predicated upon any breach by USEY of the Acquisition Agreement or USEB of the USEB Loan Agreement or the agreement creating the USEB Royalty Interest. There were no restrictions on the use of the proceeds received directly or indirectly by USEY, from the Offering and limited restrictions on the use of proceeds received directly or indirectly by USEB from the Offering which may limit the recourse that the Fund has against USEB and USEY. Any proceeding by Countryside Canada to enforce its rights as to the security underlying the USEB Loans will have to be brought in the appropriate jurisdictions in the United States. Any efforts by Countryside Canada to enforce its rights as a creditor under the USEB Loans may be subject to equitable principles and defences relating to or limiting creditor's rights in such United States jurisdictions and rights and defences available to debtors under federal and state bankruptcy and insolvency laws, the applicable state's uniform commercial code and common law. In addition, Countryside Canada's rights to enforce the guarantees provided by the entities that own the Countryside, Morris and Brookhaven projects will also be subject to YESCO's rights as a subordinated secured lender respecting such projects. The assertion of USEB or YESCO of such rights or defences may affect Countryside Canada's ability to enforce its rights under the USEB Loans and the USEB Royalty Interest in a manner materially adverse to Countryside Canada and the Fund.

Fraudulent Conveyance Claims

U.S. bankruptcy or fraudulent conveyance law may interfere with the payment of the USEB Loans. The incurrence of debt by the borrower under the USEB Loans, the provision of guarantees by the Guarantors under the USEB Loans and/or the granting of security interests by the borrower and the guarantors under the security documents respecting the USEB Loans may be subject to review under U.S. federal bankruptcy law

or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the borrower or the guarantors. Under these laws, if in such a case or lawsuit a court were to find that the incurrence of debt under the USEB Loans, the provision of guarantees by the guarantors or under the USEB Loans, the granting of security interests by the borrower or guarantors respecting the USEB Loans, was a fraudulent conveyance under state law or federal bankruptcy laws or otherwise violated such laws), then that court could avoid or subordinate the amounts owing under the USEB Loans and/or guarantees to presently existing and future debt of the borrower and/or guarantors and take other actions detrimental to Countryside Canada.

Dilution of Existing Unitholders and Debentureholders

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units or securities exchangeable or convertible into Units for that consideration and on those terms and conditions as are established by the Trustees without the approval of Unitholders or Debentureholders. The issuance of additional Units or securities exchangeable or convertible into Units may dilute a Unitholder's or a Debentureholder's investment in the Fund and reduce cash distributions per Unit and therefore reduce the trading price of a Unit or a Debenture.

Restrictions on Potential Growth

The payout by Ripon under the Countryside Holding Note, USEB, under the USEB Loans and the USEB Royalty Interest, and Countryside Acquisition of a substantial portion of their operating cash flow to Countryside Canada will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Ripon, USEB and Countryside Acquisition.

Ratings

The Units of the Fund currently do not have a rating because the Fund chose not to renew its contract with DBRS. The lack of such a rating may have an adverse effect on the market price of the units.

Risks Related Specifically to the Debentures

Trading Market for Debentures

The Debentures may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of Countryside Canada and other factors. No assurance can be given as to whether an active trading market will be maintained for the Debentures. To the extent that an active trading market for the Debentures is not maintained, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness

The Debentures are subordinate to all Senior Secured Indebtedness. The Debentures are also be effectively subordinate to claims of trade creditors of Countryside Canada's direct or indirect subsidiaries except to the extent Countryside Canada is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. See ''Description of the Debentures — Subordination''.

Absence of Covenant Protection

The Indenture does not restrict Countryside Canada or any of its subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging its assets to secure any indebtedness. The Indenture does not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Countryside Canada or any of its subsidiaries.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of Countryside Canada, on and after October 31, 2008 and prior to the Maturity Date in whole or in part, at the redemption prices set forth in this short form prospectus, together with any accrued and unpaid interest. Holders of Debentures should assume that this redemption option will be exercised if Countryside Canada is able to refinance at a lower interest rate or it is otherwise in the interest of Countryside Canada to redeem the Debentures.

Inability of Fund to Purchase Debentures

Countryside Canada is required to offer to purchase all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, Countryside Canada will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See ''Description of Debentures — Put Right Upon a Change of Control''.

Exchange Right Following Certain Transactions

In the event of certain transactions, pursuant to the terms of the Indenture, each Debenture will become exchangeable for securities, cash or property receivable by a holder of Units in the kind and amount of securities, cash or property into which the Debenture was exchangeable immediately prior to the transaction. This change could substantially lessen or eliminate the value of the exchange privilege associated with the Debentures in the future.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposed various restrictions on Unitholders (which will also

apply to Debentureholders). Non-resident Unitholders are prohibited from beneficially owning more than 49% of Units and the Trustees have the authority to limit beneficial ownership of Units to no more than 100 United States persons. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

DESCRIPTION OF THE FUND

Declaration of Trust

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust. It is intended that the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Declaration of Trust, which summary is not intended to be complete. Reference is made to the Declaration of Trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The Declaration of Trust provides that the Fund is restricted to:

(i) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of Countryside Canada and other corporations, partnerships, trusts or other persons engaged, directly or indirectly, in the business of energy generation, as well as activities ancillary thereto, and such other investments as the Trustees may determine;

(ii) temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units or other securities of the Fund and making distributions to Unitholders;

(iii) issuing Units and other securities of the Fund (including securities convertible or exchangeable into Units, or warrants, options or other rights to acquire Units or other securities of the Fund) (a) for obtaining funds to conduct the activities of the Fund, including raising funds for acquisitions and development; (b) in satisfaction of any non-cash distribution; or (c) pursuant to any distribution reinvestment plans, long-term incentive plan or other compensation plans, if any, established by the Fund, Countryside Canada or their respective subsidiaries;

(iv) issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Fund) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of its assets as security;

(v) guaranteeing the payment of any indebtedness, liability or obligation of the Fund, Countryside Canada or any of their respective subsidiaries or the performance of any obligation of any of them, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of its assets as security for such guarantee, and subordinating its rights under the Countryside Canada Notes to other indebtedness;

(vi) disposing of any part of the assets of the Fund;

(vii) issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Fund;

(viii) repurchasing securities issued by the Fund, subject to the provisions of the Declaration of Trust and applicable laws;

(ix) satisfying the obligations, liabilities or indebtedness of the Fund; and

(x) undertaking all other usual and customary actions for the conduct of the activities of the Fund in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by the Declaration of Trust,

provided the Fund will not undertake any activity, take any action, omit to take any action or make any investment which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act, or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Issuance of Units

The Declaration of Trust provides that Units may be issued at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine. Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis. The Declaration of Trust also provides that immediately after any *pro rata* distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated so that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax thereon and the consolidation will not result in those non-resident Unitholders holding the same number

of Units. Such non-resident Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post-consolidation Units.

The Trustees may refuse to allow the issue or register the transfer of any Units, where such issuance or transfer would, in their opinion, adversely affect the treatment of the Fund or the companies in which it invests under applicable Canadian and/or U.S. tax legislation. See "— Limitation on Non-Resident Ownership" and "Certain Income Tax Considerations".

Cash Distributions

The Fund intends to make monthly cash distributions on a per Unit basis to the Unitholders equal to a *pro rata* share of interest and principal repayments on the Countryside Canada Notes and dividends or distributions on or in respect of the common shares of Countryside Canada owned by the Fund, less:

- administrative expenses and other obligations of the Fund;
- amounts which may be paid by the Fund in connection with any cash redemptions of Units; and
- any tax liability of the Fund.

Under the terms of the Countryside Canada Notes, interest is accrued at 10.95% and is to be paid monthly on the 30th day following each calendar month that such notes are outstanding. The Fund will make additional distributions in excess of the monthly distributions during the year to the extent of available cash, as determined by the Trustees.

Any income of the Fund which is applied to any cash redemptions of Units, or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Those additional Units will be issued under applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. See "— Issuance of Units".

Monthly distributions will be payable to Unitholders of record on the last business day of each month and are expected to be paid to Unitholders on or about the 30th day of the following month. In all events, any cash, securities, or other property received by the Fund upon the sale, exchange, redemption, cancellation, or other disposition of securities of Countryside Canada will, after appropriate deductions for expenses, be promptly distributed.

Holders of Units who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those

distributions are in the form of cash or additional Units. Non-residents of Canada should consult their own tax advisors regarding the tax consequences of investing in the Units.

Redemption Right

Units are redeemable at any time on demand by the holders. As the Units will be issued in book entry form (see "— Book-Entry Only System"), a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer or broker who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS which will, in turn, be required to forward it to the Fund. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption will be surrendered. If the holder has elected a redemption in cash, subject to the limitations discussed below, the holder will be entitled to receive a price per Unit (the "redemption price") equal to the lesser of:

- 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10-trading day period ending on the date on which the Units were surrendered for redemption (the "redemption date"); and

- 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the redemption date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price, provided that:

- if the applicable exchange or market does not provide a closing price, but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" will be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and

- if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" will be the weighted average of the following prices established for each of the 10 trading days: (i) the weighted average of the last bid and last asking prices of the Units for each day there was no trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the weighted average of the highest and lowest prices of the Units for each day that there was trading if the market provides only the highest and lowest prices of Units traded on a particular day.

The "closing market price" for the purpose of the foregoing calculation will be:

- an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price;

- an amount equal to the weighted average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or

- the weighted average of the last bid and last asking prices of the Units if there was no trading on that date.

The total redemption price payable by the Fund in respect of all Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that Unitholders will not be entitled to receive cash upon the redemption of their Units if:

- the total amount payable by the Fund in respect of those Units and all other Units tendered for redemption in the same calendar month exceeds $50,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all Units tendered for redemption in any calendar month;

- at the time the Units are tendered for redemption, the outstanding Units are not listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or

- the normal trading of Units is suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the redemption date or for more than five trading days during the 10-day trading period commencing immediately after the redemption date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in *specie* of a *pro rata* number of common shares of Countryside Canada and Countryside Canada Notes held by the Fund and a *pro rata* share of the Fund's cash and other property (less a *pro rata* share of any accrued liabilities of the Fund). The Fund will be entitled to all interest paid on the Countryside Canada Notes and the distributions paid on the common shares of Countryside Canada on or before the date of the distribution in *specie*. A Unitholder will be entitled to interest that has accrued on the Countryside Canada Notes and has not been paid to the Fund on or before the date of the distribution in *specie*. Where the Fund makes a distribution in *specie* of a *pro rata* number of

common shares of Countryside Canada and Countryside Canada Notes and any cash and other property held by the Fund on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the distribution of those properties to the Unitholder.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Units. Common shares of Countryside Canada and/or Countryside Canada Notes which may be distributed in *specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in common shares of Countryside Canada or Countryside Canada Notes and they may be subject to resale restrictions under applicable securities laws. Common shares of Countryside Canada, Countryside Canada Notes or other property so distributed may not be qualified investments for trusts governed by a Plan, depending upon the circumstances at the time.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders will be called and held annually for the election of Trustees and the appointment of auditors of the Fund. The Declaration of Trust provides that the Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

- the appointment or removal of Trustees;
- the appointment or removal of nominees of the Fund chosen by the Unitholders to serve as directors of Countryside Canada (except filling casual vacancies);
- the appointment or removal of the auditors of the Fund;
- the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;
- the approval of amendments to the Declaration of Trust (but only in the manner described below under "— Amendments to the Declaration of Trust");
- the termination of the Fund;
- the sale of all or substantially all of the assets of the Fund;
- the exercise of certain voting rights attached to the securities of Countryside Canada held by the Fund;
- the termination of the Book-Entry System with respect to the Units;

- the dissolution of the Fund prior to the end of its term; and
- any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval.

No other action taken by Unitholders or any other resolution of the Unitholders at any meeting will in any way bind the Trustees.

A resolution electing or removing nominees of the Fund to serve as directors of Countryside Canada and a resolution appointing or removing the Trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by Unitholders. Any resolution on a matter which is required by securities law, stock exchange rules or other laws or regulations will be required to be passed in accordance with the requirements of such laws, rules or regulations. The balance of the foregoing matters must be passed by a special resolution requiring two-thirds approval (the "Special Resolution").

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy-holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by the Trustees with the consent of the Unitholders by Special Resolution. The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund;
- for the sole purpose of providing additional protection for the Unitholders, provided that the Trustees receive a legal opinion from legal counsel to this effect and that such additional protection is the sole purpose of such amendment;

- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;
- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in Canadian federal or provincial or United States federal or state taxation laws; and
- to ensure that the Fund continues to qualify as a "mutual fund trust" for purposes of the Tax Act and that the Units do not constitute "foreign property" for purposes of the Tax Act.

Notwithstanding the previous sentence, the Trustees may not (without a Special Resolution) amend the Declaration of Trust in a manner which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on February 16, 2004. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may by a Special Resolution require the Trustees to commence to wind up the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence to wind-up the affairs of the Fund, the Trustees will give notice to the Unitholders, which notice will designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustees will proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable. Subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, the Trustees will sell and convert into money the common shares of Countryside Canada, Countryside Canada Notes, and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the common shares of Countryside Canada, Countryside Canada Notes and other assets comprising the Fund among the Unitholders in accordance with their *pro rata* interests. If the Trustees are unable to sell all or any of the common shares of Countryside Canada, Countryside Canada Notes or other assets comprising the Fund by the date set for termination, the

Trustees may distribute the remaining common shares of Countryside Canada, the Countryside Canada Notes or other assets in *specie* directly to the Unitholders in accordance with their pro rata interests, subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for all of the Units and the offeror acquires not less than 90% of all outstanding Units (excluding Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), the offeror will be entitled to acquire all Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Information and Reports

The Fund will furnish to the Unitholders, in accordance with applicable securities laws, all financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of the Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide to the Unitholders (along with notice of the meeting) all information as is required by applicable law and by the Declaration of Trust to be provided to the Unitholders.

Trustees of the Fund and the directors, senior officers and other insiders of each of Countryside Canada and any other entities owned directly or indirectly by the Fund will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units of the Fund.

USEB has undertaken to provide the Fund with a report of any material change that occurs in the affairs of USEB and with quarterly and annual financial statements for the USEB Operating Assets accompanied by management's discussion and analysis for the period covered by such financial statements, in each case, in form and content that USEB would be required to file with the Ontario Securities Commission if it were a reporting issuer under Ontario securities laws for so long as the Fund is a reporting issuer under Canadian securities legislation and the Fund's investments in USEB generate 50% or more of the Fund's Distributable Cash. All of those reports and financial statements will be provided to the Fund in a timely manner so as to permit the Fund to comply with the continuous disclosure requirements under applicable securities laws relating to reporting of material changes in its affairs and the filing and delivery to securityholders of financial statements as required under applicable securities laws. In addition, USEB has agreed to provide to the Fund the information that would be required to be included in an annual information form or any other report required to be filed with the Ontario Securities Commission as if USEB were a reporting issuer under Ontario securities law. The

quarterly unaudited and annual audited financial statements of the USEB Operating Assets will be delivered by the Fund to its Unitholders concurrently with the financial statements of the Fund for the corresponding period.

Book Entry Only System

Registration of interests in and transfers of Units will be made only through a book-based system administered by CDS. On the date of closing of the Offering, the Trustees will deliver to CDS one or more certificates representing the total number of Units subscribed for under the Offering. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "CDS participant"). All rights of the Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled will be made or delivered by, CDS or the CDS participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Units are purchased.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS participant) may be limited due to the lack of a physical certificate.

The Fund has the option of terminating registration of the Units through the book entry system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Limitations on Ownership

In order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units (on either a non-diluted or fully-diluted basis). In addition, in order for the Fund to be exempt from the registration requirements as an investment company under the United States Investment Company Act of 1940, as amended (the "1940 Act"), at no time may more than 100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the 1940 Act) be the beneficial owners of the Units, nor may any U.S. person be the beneficial owner of more than 10% of the Units. Consequently, Countryside Canada may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If Countryside Canada becomes aware that either of the foregoing limitations may be contravened, the directors of Countryside Canada will make a public announcement and will not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Fund becomes aware that more than 49% of the Units are held by non-residents (on either a non-diluted or fully-diluted basis), that more than 100 U.S. persons are beneficial owners of Units (on either a non-diluted or fully-diluted basis), or that any U.S. person is the beneficial owner of more

than 10% of the Units (on either a non-diluted or fully-diluted basis), the Fund may send a notice to the non-resident or U.S. holders, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as Countryside Canada may consider equitable and practicable, requiring them to sell their Units or a portion of their Units within a specified period of not less than 60 days. If the Unitholders receiving the notice have not sold the specified number of Units or provided the Fund with satisfactory evidence that they are not non-residents within that period, the Fund may, on behalf of those Unitholders, sell those Units and, in the interim, will suspend the rights attached to those Units. Upon that sale, the affected holders will cease to be holders of the Units and their rights will be limited to receiving the net proceeds of the sale.

Monitoring of Limitation of Ownership

Because all of the units are held in the name of The Canadian Depository for Securities Limited ("CDS"), it is extremely difficult to monitor ownership by U.S. residents or pension funds on an ongoing basis without undue expense and burden to the Fund. However, the employees of the Fund and U.S. Energy Systems, Inc., the Fund's promoter, were notified at the time the Fund's initial public offering was consummated regarding limitations on ownership of Fund Units by U.S. residents. Further, such employees have been advised that U.S. based employees of both companies may not own Fund Units (except for the three current Executives) and may not encourage U.S. residents to purchase Fund Units. In the event the Trustees or the Manager of the Fund learn of transactions or activities which potentially may result in Unit ownership in violation of the limitations described above, it may take further investigatory and remedial actions including those described above.

DESCRIPTION OF THE DEBENTURES

The Debentures are issued under an indenture, dated as of November 14, 2005 (the ''Indenture''), between the Fund, Countryside Canada and the Debenture Trustee.

The Debenture Trustee also acts as the trustee for the Countryside Canada Notes issued pursuant to the terms of the Countryside Canada Note Indenture. See ''Description of Countryside Canada — Countryside Canada Notes''.

The following is a description of the terms of the Indenture, a copy of is filed with the Canadian securities regulatory authorities. Capitalized terms used in this ''Description of Debentures'' section and not otherwise defined have the meanings set forth in the Indenture. The following summary of certain provisions of the Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture.

General

The Debentures are limited in the aggregate principal amount to a maximum of US$55 million. The Debentures are dated as of November 14, 2005 and will mature on October 31, 2012. The Debentures are issued in denominations of US$1,000 and integral

multiples thereof. The Debentures bear interest from the date of issue at a rate of 6.25% per annum payable semi-annually in arrears on April 30 and October 31 in each year, commencing on April 30, 2006. The interest on the Debentures is payable in lawful money of the United States of America, or at the option of Countryside Canada, by delivery of Units of the Fund to the Debenture Trustee for sale through the facilities of a registered broker/dealer, in which event holders of Debentures will be entitled to receive a cash payment equal to the interest owed from the proceeds of the sale of the requisite number of Units by the Debenture Trustee. The first interest payment will include interest from the date of closing of the Offering up to, but excluding, April 30, 2006.

The principal on the Debentures is payable in lawful money of the United States of America or, at the option of Countryside Canada and subject to applicable regulatory approval, by delivery of Units as further described below under "— Payment Upon Redemption or Maturity" and "— Redemption and Purchase".

The Debentures are direct obligations of Countryside Canada and are not secured by any mortgage, pledge, hypothec or other charge and rank senior to other liabilities of Countryside Canada as described under "Subordination" below. The Indenture does not restrict Countryside Canada from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

The Debentures are transferable at, and may be presented for exchange at, the principal offices of the Debenture Trustee in Toronto, Ontario.

Exchange Privilege

The Debentures are exchangeable at the holder's option into fully-paid, non-assessable and freely-tradeable Units at any time prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside Canada for redemption of the Debentures, at an exchange price of $10.75 per Unit, being an exchange ratio of 109.4884 Units for each US$1,000 principal amount of Debentures. No adjustment will be made to the record dates for distribution of Units issuable on exchange. Debenture holders exchanging their Debentures will receive accrued and unpaid interest thereon up to, but excluding, the date of exchange. Pursuant to the Indenture, a Debenture shall be deemed to be surrendered for exchange on the date on which it is so surrendered in accordance with the provisions of the Indenture and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee, provided that if a Debenture is surrendered for exchange on a day on which the register of Units is closed, the Debentureholder entitled to receive Units shall become the holder of record of such Units as at the date on which such register is next reopened. No Debentures may be exchanged during the five business days preceding the last day of April and October in each year commencing April 30, 2006.

Subject to the provisions thereof, the Indenture provides for the adjustment of the Exchange Price in certain events including: (a) the subdivision or consolidation of the

outstanding Units; (b) the distribution of Units (or securities convertible into or exchangeable for Units) to all or substantially all holders of Units by way of distribution or dividend, other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Fund in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to all or substantially all holders of Units entitling them to acquire Units or other securities exchangeable into Units at less than 95% of the then Current Market Price of the Units; and (d) a distribution by the Fund to all or substantially all the holders of outstanding Units of (i) units of any class other than Units and other than units distributed to Unitholders who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options, or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Units or securities exchangeable into Units), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course). There will be no adjustment of the Exchange Price in respect of any event described in (a), (b), (c) or (d) above if, subject to prior regulatory approval, Debentureholders are allowed to participate as though they had exchanged their Debentures prior to the applicable record date or effective date. Countryside Canada will not be required to make adjustments in the Exchange Price unless the cumulative effect of such adjustments would change the Exchange Price by at least 1%.

No fractional Units will be issued on any exchange but in lieu thereof Countryside Canada shall satisfy fractional interest by a cash payment equal to the current market price of such fractional interest.

Payment Upon Redemption or Maturity

On redemption or at Maturity, Countryside Canada will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of the United States of America an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon, or at the option of Countryside Canada, upon at least 30 days' and not more than 60 days' prior notice, by delivery of a number of freely tradeable Units obtained by dividing the principal amount of the Debentures by 95% of the Current Market Price on the redemption date or at Maturity, as applicable.

Redemption and Purchase

The Debentures are not be redeemable on or prior to October 31, 2008. After October 31, 2008 and prior to October 31, 2010, the Debentures are redeemable in whole or in part at the option of Countryside Canada on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date upon which the notice of redemption is given is at least 125% of the Exchange Price.

On or after October 31, 2010, the Debentures are be redeemable prior to Maturity in whole or in part at the option of Countryside Canada on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

Subject to regulatory approval, Countryside Canada may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures on redemption or at maturity through, in whole or in part, the delivery of freely-tradeable Units. The Fund will take all actions and do all things necessary or desirable to enable and permit Countryside Canada, in accordance with applicable law, to perform its obligations to deliver the requisite number of Units to the extent holders exercise their exchange right.

Countryside Canada or any of its affiliates have the right to purchase Debentures in the market, by tender or by private contract, provided however, that if an event of default under the Indenture has occurred and is continuing, Countryside Canada or any of its affiliates will not have the right to purchase Debentures by private contract.

Canadian Withholding Tax

Any holder of Debentures who is not resident in Canada for the purposes of the Tax Act is subject to withholding tax in respect of any payment or deemed payment of interest thereon. Applicable amounts will be withheld from cash payments of interest or deemed interest by Countryside Canada and used to satisfy this withholding tax obligation. To the extent that any such payment or deemed payment of interest is satisfied by Countryside Canada delivering Units to the non-resident holder, for example, on an exchange of Debentures into Units, Countryside Canada will withhold from the holder a portion of the Units that would have been so delivered to the non-resident holder. These withheld Units will be sold on the TSX and the proceeds from this sale will be used to satisfy the withholding tax obligation. Countryside Canada is entitled to withhold that number of Units that, when sold on the TSX, will yield cash proceeds (net of applicable expenses) sufficient to satisfy the withholding tax obligation. Any net proceeds from this sale in excess of the withholding tax obligation will be remitted to the non-resident holder of Debentures.

Subordination

The payment of the principal of, and interest on, the Debentures rank senior to Subordinated Intercompany Debt and subordinate in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Secured Indebtedness of Countryside Canada. The Debentures are effectively subordinate to claims of trade creditors of direct or indirect subsidiaries of Countryside Canada. "Subordinated Intercompany Debt" means intercompany debt of Countryside Canada and its subsidiaries. "Senior Secured Indebtedness" of Countryside Canada is defined in the Indenture as all secured indebtedness, liabilities and obligations of Countryside Canada including the indebtedness under the Amended Credit Facility but excluding the Debentures, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or

guaranteed in connection with the acquisition by Countryside Canada of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary (as defined in the *Securities Act* (Ontario)) of Countryside Canada, for payment of which Countryside Canada is responsible or liable, whether absolutely or contingently.

The Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Countryside Canada, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Countryside Canada, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Countryside Canada, then those creditors entitled to Senior Secured Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture also provides that Countryside Canada will not make any payments when an event of default has occurred under the Senior Secured Indebtedness and is continuing.

Priority over Unit Distributions

The Declaration of Trust provides that certain expenses and liabilities of the Fund must be deducted in calculating the amount to be distributed to Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Put Right Upon a Change of Control

Upon the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 662/3% or more of the outstanding Units and securities exchangeable into or carrying the right to acquire Units by any person or group of persons acting jointly or in concert (a "Change of Control"), each holder of Debentures may require (the "Change of Control Put Right") Countryside Canada to purchase, on the date which is 30 days following the giving of notice of the Change of Control as set out below (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest up to, but excluding, the Put Date.

If 90% or more in the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, Countryside Canada will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest up to, but excluding, the Put Date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase. The principal on the Debenture will be payable in lawful money of the United States of America or, at the option of the Fund and subject to applicable regulatory approval, by delivery of Units to satisfy, in whole or in part, its obligation to repay the principal amount of the Debentures.

The Indenture contains notification provisions to the following effect:

(a) Countryside Canada will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of Countryside Canada to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require Countryside Canada to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with the Debentures with respect to which the right is being exercised, duly endorsed for transfer.

Modification

The rights of the holders of any series of Debentures may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions that will make binding on all holders of Debentures resolutions passed at meetings of the holders of such Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures and then outstanding present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of Debentures and then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series. Under the Indenture, the Debenture Trustee will have the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of the Debentures.

Events of Default

The Indenture provide that an event of default in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing: (i) failure for 15 days to pay interest on the Debentures, when due; (ii) failure to pay

principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (iii) certain events of bankruptcy, insolvency or reorganization of Countryside Canada under bankruptcy or insolvency laws; or (iv) default in the observance or performance of any material covenant or condition of the Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to Countryside Canada specifying the default and requiring Countryside Canada to rectify same. If an event of default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the Debentures and then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures, may, on behalf of the holders of all Debentures, waive any event of default under the Indenture and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture contains provisions to the effect that if an offer is made for the Debentures then outstanding which is a take-over bid for the Debentures within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Debentures then outstanding (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror, provided that holders of Debentures will have the right to elect to be paid the fair value of their Debentures by providing notice to the offeror and following the other procedures set forth in the Indenture.

Limitations on Ownership

In order for the Fund to maintain its status as a ''mutual fund trust'' under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units (on either a non-diluted or fully-diluted basis). In addition, in order for the Fund to be exempt from the registration requirements as an investment company under the United States Investment Company Act of 1940, as amended (the ''1940 Act''), at no time may more than 100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the 1940 Act) be the beneficial owners of the Units, nor may any U.S. person be the beneficial owner of more than 10% of the Units. Consequently, Countryside Canada may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If Countryside Canada becomes aware that either of the foregoing limitations may be contravened, the directors of Countryside Canada will make a public announcement and will not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, Countryside Canada becomes aware that more than 49% of the Units are held by non-residents (on either a non-diluted

or fully-diluted basis), that more than 100 U.S. persons are beneficial owners of Units (on either a non-diluted or fully-diluted basis), or that any U.S. person is the beneficial owner of more than 10% of the Units (on either a non-diluted or fully-diluted basis), Countryside Canada may send a notice to the non-resident or U.S. holders, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as Countryside Canada may consider equitable and practicable, requiring them to sell their Debentures or a portion of their Debentures within a specified period of not less than 60 days. If the Debentureholders receiving the notice have not sold the specified number of Debentures or provided Countryside Canada with satisfactory evidence that they are not non-residents within that period, Countryside Canada may, on behalf of those Debentureholders, sell those Debentures and, in the interim, will suspend the rights attached to those Debentures. Upon that sale, the affected holders will cease to be holders of the Debentures and their rights will be limited to receiving the net proceeds of the sale.

To avoid having the Fund become subject to the fiduciary and prohibited transaction provisions of ERISA and Section 4975 of the Code, no Debentures may be beneficially owned by any ERISA Plan and any transferee of beneficial ownership of Debentures (whether by initial purchase or subsequent transfer) will be deemed to represent to Countryside Canada that it is not an ERISA Plan. Any purported transfer (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange) that, if effective, would result in any ERISA Plan beneficially owning any Debentures will be void from the date of the purported transfer, and the ERISA Plan that pursuant thereto would purport to have beneficial ownership of the Debentures will not acquire any interest in the Debentures. In the event of such a purported transfer, such Debentures will be transferred to a trust created by Countryside Canada and sold. The ERISA Plan will not have any beneficial interest in the trust, and the ERISA Plan's sole right with respect to the Debentures that were the subject of the purported transfer to the ERISA Plan will be to receive the net proceeds of sale of such Debentures by the trust. Countryside Canada may require any person who attempts to acquire Debentures or who otherwise is purported to beneficially own Debentures to provide a written statement or affidavit to Countryside Canada stating such information as Countryside Canada may request in order to determine whether such person is an ERISA Plan or not.

Book-Entry, Delivery and Form

Debentures will be issued in the form of fully-registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor (the "Depository"), as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in "book-entry only" form (unless Countryside Canada, in its sole discretion, elects to prepare and deliver definitive Debentures in fully registered form). Interests in the Global Debentures will be represented through book-entry accounts of institutions (including the Underwriters) acting on behalf of holders of interests, as direct

and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The practices of the Underwriters may vary but generally, customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interest in Global Debentures.

If the Depository notifies Countryside Canada that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and Countryside Canada and the Debenture Trustee are unable to locate a qualified successor, or if Countryside Canada elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and Exchange of Debentures

Transfers of interests in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless Countryside Canada elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures, may do so only through participants in the Depository's book-entry system. The ability of a holder of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of any applicable taxes, duties or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the Debenture Trustee at its principal offices in Toronto, Ontario, or such other city or cities as may from time to time be designated by Countryside Canada, with the approval of the Debenture Trustee, whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer or exchange of a Debenture will be registered on the date of any selection by the Debenture Trustee of any Debentures to be redeemed or during the seven preceding business days. In addition, no transfer or exchange of any Debentures which have been selected or called for redemption will be registered.

DESCRIPTION OF COUNTRYSIDE CANADA

Share Capital

The authorized share capital of Countryside Canada consists of an unlimited number of common shares. All of the common shares of Countryside Canada are owned by the Fund.

Holders of common shares of Countryside Canada are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Countryside Canada, the holders of common shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities and subject to the prior rights of preferred shares (if any).

Distribution Policy

Countryside Canada will adopt a policy to distribute all of its available cash, subject to applicable law, by way of monthly dividends on its common shares or other distributions on its securities, after:

- satisfaction of its debt service obligations, if any, under credit facilities or other agreements with third parties;
- satisfaction of its interest and other expense obligations, including (i) interest accrued or payable on the Countryside Canada Notes issued under the Countryside Canada Note Indenture described under "— Notes issued by Countryside Canada", (ii) interest accrued or payable on the Debentures described under "Description of the Debentures" (iii) and any applicable taxes;
- making any principal payments in respect of the Countryside Canada Notes; and
- the deposit of any amounts deemed prudent by the directors of Countryside Canada to fund the Holdback Account.

Countryside Canada retains a portion of its free cash in the Holdback Account. The Holdback Account will be used for working capital, operating shortfalls or future distributions. The Holdback Account has been initially funded with $2.4 million.

Notes Issued by Countryside Canada

The following is a summary of the material attributes and characteristics of the Countryside Canada Notes which were issued by Countryside Canada under the Countryside Canada Note Indenture. This summary is qualified in its entirety by

reference to the provisions of the Countryside Canada Note Indenture, available at www.sedar.com, which contains a complete statement of those attributes and characteristics.

The Countryside Canada Notes will mature 20 years after the closing of the Offering, subject to prepayment from time to time as considered advisable by the board of directors of Countryside Canada.

The Countryside Canada Notes bear interest at the rate of 10.95% per annum. Under the terms of the Countryside Canada Notes, interest is accrued and is to be paid monthly within 30 days following the end of each month. The interest and principal on the Countryside Canada Notes is payable in lawful money of Canada by wire transfer or bankers' draft. The Countryside Canada Notes are fully registered notes.

The Countryside Canada Note Indenture also contains restrictive covenants relating to, among other things, the incurring of indebtedness by Countryside Canada, dispositions by Countryside Canada of all or substantially all of its assets, and distributions on the equity of Countryside Canada.

Payment upon Maturity

On maturity, Countryside Canada will repay the indebtedness represented by the Countryside Canada Notes by paying to the note trustee, on behalf of the holders, in lawful money of Canada, an amount equal to the principal amount of the outstanding Countryside Canada Notes, together with accrued and unpaid interest. If the Fund is a holder of Countryside Canada Notes at the time of such repayment, these amounts, less expenses, will be distributed by the Fund to the Unitholders.

Ranking and Guarantee

The Countryside Canada Notes are unsecured debt obligations of Countryside Canada and is subordinate in right of payment to all existing and future senior indebtedness of Countryside Canada, if any, and secured debt and guarantees of Countryside Canada, if any, and *pari passu* with all other existing and future unsecured indebtedness and other liabilities of Countryside Canada.

Default

The Countryside Canada Note Indenture provides that any of the following will constitute an event of default:

- default in payment of the principal amount of the Countryside Canada Notes when due;
- default in the payment of interest on the Countryside Canada Notes when due, if such default continues for a period of 30 days;

- default by Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy of payment on any indebtedness exceeding $10,000,000 or acceleration of any such indebtedness;

- certain events of winding-up, liquidation, bankruptcy, insolvency or receivership of Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy;

- the taking of possession by an encumbrance of all or substantially all of the property of Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy;

- Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy ceasing to carry on the businesses carried on, or a substantial part thereof, in the ordinary course;

- default in the observance or performance of any other covenant or condition of the Countryside Canada Note Indenture and the continuance of that default for a period of 30 days after notice in writing has been given by the note trustee to Countryside Canada, which notice specifies the default and requires Countryside Canada to remedy the default; or

- Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings and Countryside District Energy, and their respective subsidiaries, incurring any indebtedness for borrowed money that would cause the debt to equity ratio of Countryside Canada, on a consolidated basis, to exceed a specified ratio if such default continues for a period of 30 days.

Amended Credit Facility

The Fund, through Countryside Acquisition, has entered into an amended and restated credit agreement with a syndicate of Canadian chartered banks (collectively, the "Lenders") providing for a revolving term facility of up to $80 million used in part to assist in financing the acquisition of Ripon Power (the "Amended Credit Facility"). The Amended Credit Facility was drawn in the amount of $80 million upon closing the acquisition of Ripon Power. The principal amount drawn on the Amended Credit Facility is repayable three years from the closing date unless repaid earlier in accordance with its terms. Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. and (iii) a guarantee and general security agreement by Countryside Canada. Countryside Holding and the Ripon assets are excluded from the collateral of the Amended Credit

Facility. In connection with the closing of the Second Offering, the Fund repaid a portion of the outstanding balance under the Amended Credit Facility and secured certain consents of the Lenders and otherwise amended the Amended Credit Facility to facilitate the completion of the Second Offering.

The Amended Credit Facility contains customary representations, warranties, covenants (including restrictions on incurring additional indebtedness), conditions to funding and events of default. The Amended Credit Facility is also subject to financial covenants regarding total debt to capitalization (not to exceed a ratio of 0.5:1 at any time) and debt to earnings before interest, taxes, depreciation and amortization (not to exceed a ratio of 3.5:1 at any time).

The Amended Credit Facility is guaranteed by entities from which the Fund receives its cash distributions and as a result, the amounts owing under the Amended Credit Facility and any interest thereon will be payable in priority to any cash distributions to Unitholders.

DESCRIPTION OF COUNTRYSIDE HOLDING

Share Capital

The authorized share capital of Countryside Holding consists of 1,000 common shares. All of the common shares of Countryside Holding are owned by Countryside Canada. Holders of common shares of Countryside Holding are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Countryside Holding, the holders of common shares are entitled to share ratably in the remaining assets available for distribution.

Countryside Holding Note

The following is a summary of the material attributes and characteristics of the US$52,139,000 unsecured subordinated promissory note (the ''Countryside Holding Note''), which was issued by Countryside Holding to Countryside Canada on the closing of the Offering. This summary is qualified in its entirety by reference to the provisions of the Countryside Holding Note, which contains a complete statement of those attributes and characteristics.

Interest and Maturity

The Countryside Holding Note matures on the tenth anniversary of the closing date of the Offering (the ''Closing Date''), subject to Early Maturity or redemption as described below. Notwithstanding the foregoing, Countryside Canada may, at any time after the sixth anniversary of the Closing Date but on or before the seventh anniversary of the Closing Date, elect to require that Countryside Holding repay the principal amount of the

Note, and any interest then outstanding on the seventh anniversary of the Closing Date (''Early Maturity'').

The Countryside Holding Note bears interest at the rate of 7.5% per annum. Under the terms of the Countryside Holding Note, interest is accrued and is to be paid monthly within 15 days following the end of each month. The interest and principal on the Countryside Holding Note is payable in lawful money of the United States by wire transfer or bankers' draft.

The Countryside Holding Note also contains restrictive covenants relating to, among other things distributions by Countryside Holding or any of its subsidiaries, incurrence of liens and the incurrence of indebtedness by Countryside Holding or its subsidiaries.

Payment upon Maturity

On maturity, or Early Maturity, Countryside Holding is required to repay the indebtedness represented by the Countryside Holding Note by paying to Countryside Canada, in lawful money of the United States, an amount equal to the principal amount of the outstanding Countryside Holding Note, together with all accrued and unpaid interest thereon to the maturity date or the Early Maturity date.

Subordination and Guarantee

The Countryside Holding Note is a general unsecured obligation of Countryside Holding and is subordinate in right of payment to all existing and future senior indebtedness of Countryside Holding, and *pari passu* with all other existing and future unsecured indebtedness and other liabilities of Countryside Holding that is not subordinated indebtedness. Countryside Holding's subsidiaries (the ''Guarantors'') guarantee the obligations of Countryside Holding under the Countryside Holding Note pursuant to a separate guarantee agreement. These guarantees rank *pari passu* with all other senior unsecured indebtedness of the Guarantors, but are subordinated to their guarantees with respect to any senior secured indebtedness of Countryside Holding. The guarantees allow the holders of the Countryside Holding Note to look to Countryside Holding's subsidiaries in case of default under the Countryside Holding Note. However, should any of the principal, interest or similar payments under any senior secured indebtedness of Countryside Holding have either come due and not been paid or be in default, all obligations under any senior secured indebtedness of Countryside Holding shall first be paid in full, in cash, before any payment on account of the principal or interest due under the Countryside Holding Note is paid.

Redemption and Prepayment

Provided Countryside Holding has available cash, the distribution of which is considered advisable by its board of directors and is not restricted by the terms of any senior secured indebtedness of Countryside Holding, Countryside Holding may, to the extent of such available cash, and upon not less than 30 days' written notice to Countryside Canada,

redeem all or any portion of the Countryside Holding Note without the consent of Countryside Canada, at specified redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest on the Countryside Holding Note to be prepaid to the date of redemption if redeemed during the 12-month period commencing on a specified date in each year.

Default

The Countryside Holding Note provides that certain events will result in an event of default, including:

- default in payment of the principal amount of the Countryside Holding Note when the same becomes due;
- the failure to pay the interest obligations of the Countryside Holding Note when the same becomes due, for a period of 30 days;
- acceleration of any indebtedness for borrowed money of Countryside Holding or any of the Guarantors with an outstanding principal amount exceeding $5,000,000;
- certain events of winding-up, liquidation, bankruptcy, insolvency or receivership of Countryside Holding, the Guarantors or any of their material subsidiaries;
- the taking of possession by any encumbrancer of all or substantially all of the property of Countryside Holding, any of the Guarantors or any of their material subsidiaries;
- Countryside Holding, a Guarantor or any of their material subsidiaries ceasing to carry on the business carried on, or a substantial part thereof, in the ordinary course;
- Countryside Holding declaring or making a distribution during the existence of a default or event of default;
- a judgment or order for payment in excess of $15,000,000 is rendered against Countryside Holding or any Guarantor and either enforcement proceedings have been commenced or there is a period of 30 days during which a stay of proceedings is not in effect;
- default in the observance or performance of any other covenant of the Countryside US Holding Note and the continuance of that default for a period of 60 days after notice in writing has been given to Countryside Holding, which notice specifies the default and requires Countryside Holding to remedy the default;
- the Countryside Holding Note or any guarantee therefore ceases to be in full force and effect, except as contemplated by the terms thereof, or Countryside Holding or any Guarantor denies or disaffirms its obligations under the Countryside Holding Note or

any guarantee therefore, except as contemplated by the terms of the Countryside Holding Note;

- a default by Countryside Holding or the Guarantors, taken as a whole, which default is not rectified by Countryside US Holding or the applicable Guarantor within the specified time period in relevant material contract; or

- a default under or termination or revocation of, any permit material to the business of Countryside Holding and the Guarantors if such default, revocation or termination would have a material adverse effect on the business of Countryside Holding and the Guarantors, taken as a whole.

United States Tax Considerations

Countryside Holding's business in the United States will be subject to tax on its taxable income at rates generally applicable to corporations in the United States. For U.S. federal income tax purposes, Countryside Holding will report on its U.S. federal income tax returns its share of the income from Ripon Power and Ripon. In computing its income for U.S. federal income tax purposes, Countryside Holding intends to claim interest deductions with respect to the Countryside Holding Note. See ''Risk Factors— United States Tax-Related Risks''.

Interest and dividends from U.S. sources, such as the contemplated payments of interest and dividends from Countryside Holding to Countryside Canada, are generally subject to withholding at a rate of 30%. However, under the current provisions of the income tax treaty between the United States and Canada, payments of interest and dividends by Countryside Holding to Countryside Canada will be subject to withholding at the reduced rates of 10% and 5%, respectively.

TRUSTEES, DIRECTORS AND MANAGEMENT

The Trustees of the Fund supervise the activities and manage the investments and affairs of the Fund. The Fund has three Trustees all of whom are "unrelated" as such term is defined in the Toronto Stock Exchange Company Manual. Each Trustee holds office until the next annual meeting or until his successor is elected or appointed.

The following table sets forth the names of, and certain information for, the Trustees of the Fund, the Directors of Countryside Canada and the officers of Countryside Ventures for the 2005 fiscal year:

Name & Municipality of Residence	Positions and Offices held with the Fund and its Subsidiaries	Principal Occupation	Date Appointed as a Trustee/ Director/ Officer	Ownership or Control Over Trust Units[1]
V. James Sardo [2], [3] Mississauga, Ontario Canada	Chairman and Trustee of the Fund and Director of Countryside Canada	Corporate Director and Trustee, including Royal Group Technologies Limited, UE Waterheater Operating Trust, Hydrogenics Corporation, Royal Group Technologies Limited CDI Income Fund, and New Flyer Industries Inc., 2003 – present	February 16, 2004	5,000
James R. Anderson [2], [3] Mississauga, Ontario Canada	Trustee of the Fund and Director of Countryside Canada	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 - present	February 16, 2004	6,100
Oskar Sigvaldason[2], [3] Oakville, Ontario Canada	Trustee of the Fund and Director of Countryside Canada	Director and Past Chair of the Energy Council of Canada and Director, Toronto Board of Trade, 2003 – present	May 5, 2005	Nil[4]
M. Stephen Harkness Villa Hills, Kentucky United States	Director of Countryside Canada	Vice President, Cinergy	February 17, 2004	Nil
Göran Mörnhed Cortland, New York United States	Director of Countryside Canada and Chief Executive Officer of Countryside Holding and Countryside Ventures		February 17, 2004	16,520
Edward M. Campana Pelham Manor, New York United States	Executive Vice President and Chief Financial Officer of Countryside Ventures		April 8, 2004	11,780
Allen J. Rothman Brooklyn, New York United States	Senior Vice President of Countryside Ventures		April 8, 2004	12,100

1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually. There is only one class of voting securities, which are Units of the Fund.
2) Member of the Joint Audit Committee.
3) Member of the Joint Compensation, Nominating and Corporate Governance Committee.
4) Dr. Sigvaldason intends to purchase 1,000 Units of the Fund once the current blackout restrictions expire.

As at March 31, 2006 the total number and percentage of Trust Units owned by all Trustees, Directors and executive officers of the Fund and its subsidiaries as a group was 51,500 or 0.262%.

Conflicts of Interest

To ensure proper governance, all agreements and financial arrangements between or among the Fund or its subsidiaries, on the one hand, and USEY, USEB and/or Cinergy or their subsidiaries, on the other hand, and any decision to enforce or refrain from enforcing rights with respect to such agreements and arrangements, shall be approved by the Trustees on behalf of the Fund or its subsidiaries and no person who is simultaneously serving as an officer or director of the Fund or its subsidiaries and USEY, USEB and/or Cinergy or their subsidiaries shall vote on such matters. Similarly, all decisions involving the enforcement, waiver or modification or any provision in any such agreements or any other matters in which the interests of the Fund or its subsidiaries and, USEY, USEB and/or Cinergy or their subsidiaries are in conflict, will also be subject to such procedures. In this connection, the Fund, USEY and Cinergy each expect to acquire or pursue investments in energy projects and businesses in the future. Their respective rights and obligations respecting such opportunities are addressed in the Development Agreement and the Improvement Agreement. USEY's decisions regarding its potential participation in an opportunity under the Development Agreement or any offer by USEY and/or Cinergy or their subsidiaries to the Fund respecting an opportunity to acquire or invest in an energy project under the Development Agreement will be made by its board of directors, and the Fund's decisions regarding its potential participation will be made by the Trustees subject to the conflict procedures described above. See "Development and Improvement Agreements".

To ensure proper governance, the Manager shall not (i) enter into any material transaction on behalf of Countryside Canada or its subsidiaries with the Manager or an affiliate of the Manager or (ii) amend any terms of the Management Agreement without first obtaining the approval of the majority of the directors of Countryside Holding, (and if applicable, Countryside Canada) who are independent of the Manager and its subsidiaries. See "The Management and Administration Agreements – the Management Agreement".

JOINT AUDIT COMMITTEE

Charter of the Joint Audit Committee

The Charter of the Amended and Restated Joint Audit Committee of the board of Trustees of the Fund and the board of Directors of Countryside Canada, as approved on March 9, 2006 is set out in Schedule A to this Annual Information Form.

Composition of the Joint Audit Committee

The Joint Audit Committee is comprised of all of the Trustees, including; V. James Sardo, James R. Anderson and Oskar Sigvaldason. Each member of the Joint Audit Committee is independent and financially literate as defined under Multilateral Instrument 52-110 – *Audit Committees.*

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each Joint Audit Committee Member that is relevant to their performance in that capacity is set forth below.

Member Name	Independent	Financially Literate	Education & experience relevant to performance of audit committee duties
James R. Anderson (Chair of Joint Audit Committee)	Yes	Yes	▪ Chartered Accountant (ICAO) ▪ Bachelor of Arts majoring in Economics from University of Windsor and Executive Management Program from University of Western Ontario ▪ Held positions as Chief Financial Officer at Denison Mines, Chief Financial Officer of Rogers Cable, Chief Operating Officer and Chief Financial Officer at Union Gas, and practiced Public Accounting with Clarkson Gordon
V. James Sardo	Yes	Yes	▪ MBA ▪ Former CEO of numerous public companies and their subsidiaries and has had CFOs reporting to him. ▪ Serves on the Audit Committee of other public company boards.
Oskar T. Sigvaldason	Yes	Yes	▪ President and CEO of Acres International for nine years and had CFOs reporting to him. ▪ Serves on the Audit Committee of other public company boards.

Pre-approval Policies and Procedures

On August 5, 2004, the Joint Audit Committee approved a resolution designating Mr. Anderson as the member of the Committee to whom all requests for pre-approvals of non-audit related services would be made. The pre-approval of non-audit services must be presented to the full Committee at its first scheduled meeting following such pre-approval.

PROMOTER

USEY took the initiative in organizing the business and affairs of the Fund and may be considered to have been a promoter of the Fund at the time of its initial public offering within the meaning of applicable securities legislation. USEY does not beneficially own, directly or indirectly, or exercise control over, any securities of the Fund. USEY owns a 54.26% interest in USEB and is a party to the Development and Improvement Agreements with certain of the Fund's subsidiaries. USEB is the borrower under the USEB Loans and certain of its subsidiaries are guarantors under the USEB Loans. USEB has also issued the USEB Royalty Interest to Countryside Canada. For a description of the USEB Loans and USEB Royalty Interest see "the Renewable Energy Projects-USEB Loans and –USEB Royalty Interest". For a description of the Development and Improvement Agreements see "The Development and Improvement Agreements." In connection with the closing of the initial public offering of the Fund, the Fund indirectly acquired all of the issued and outstanding shares of USE Canada Holdings from USEY for a purchase price of $17,635,090. The purchase price for the shares of USE Canada Holdings was determined based on the pricing of the Fund's initial public offering.

The promoter is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada. Although the promoter has appointed Countryside Canada, is 495 Richmond Street, Suite 920, London, Ontario, Canada, as its agent for service of process in Ontario, it may not be possible for investors to collect from the promoter judgments obtained in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

LEGAL PROCEEDINGS

None of the Fund, Countryside Canada, Countryside Holding, Countryside District Energy Holdings or to the knowledge of the Manager, USEB or their respective subsidiaries is involved in any legal proceedings which the Manager believes would have a material effect on the Fund, Countryside Canada, Countryside Holding, Countryside District Energy Holdings or USEB on a consolidated basis To the knowledge of the Manager, no legal proceedings of a material nature involving the Fund, Countryside Canada, Countryside Holding, Countryside District Energy Holdings or USEB or their respective subsidiaries are contemplated by any individuals, entities or governmental authorities.

In November 2004, a foreclosure action encaptioned CIB Bank v. Miss Mimi Corporation et al in the Circuit Court, Lake County, Illinois was commenced by CIB Bank, the holder of mortgages on the real property on which the project owned by Countryside Genco LLC ("Countryside Genco"), an indirect subsidiary of USEB, is located. Countryside Canada was named as a defendant in the action due to its security interest, under the USEB Loans, in Countryside Genco's interest in the site lease and related easement. While the foreclosure complaint seeks to terminate all interests respecting the real property, including Countryside Genco's interest in the site lease and related easement, and Countryside Canada's security interests therein, the Manager believes that Countryside Genco's and Countryside Canada's interests in the Countryside project should not be affected by the foreclosure by virtue of recognition agreements executed by CIB Bank, Countryside Genco and Countryside Canada's predecessor in interest. The Fund is advised that the parties are engaged in discussions that may result in a settlement of the foreclosure action. In the event the action is not settled, Countryside Genco and Countryside Canada intend to defend the foreclosure action vigorously.. Nevertheless the Manager believes, based of forecasts provided by USEB, that the USEB Loan would not be materially affected by such an outcome.

In December 2005, two shareholders of USEY commenced an action in the Delaware Court of Chancery against USEY, the current directors of USEY, certain former directors and officers of USEY (including Mssrs. Mornhed, Campana and Rothman), the Fund and Countryside U.S. Power alleging, among other things, that the defendants violated the Delaware General Corporations Law and fiduciary duties to USEY shareholders in connection with USEY's sale of indirect ownership of the District Energy Systems to the Fund and the consummation of the April 2004 USEB Loan transaction. The Plaintiffs seek damages and equitable relief. The Fund, Countryside U.S. Power and Mssrs. Mornhed, Campana and Rothman believe that the claims alleged against them are without merit. All of the foregoing defendants have moved to dismiss the action on, among other grounds, failure to state cause of action, laches and lack of personal jurisdiction. Such motion is pending. In the event the suit is neither resolved nor dismissed, the Fund, Countryside U.S. Power and Mssrs. Mornhed, Campana and Rothman intend to defend the suit vigorously. Although the likelihood of an adverse judgment cannot be assessed at this early stage, the Fund and Countryside U.S. Power do not believe it is likely that the litigation will have a material adverse affect on the Fund or Countryside U.S. Power.

A proceeding is currently pending before the CPUC in Docket No. R 99-11-022 in which the CPUC is considering whether to apply retroactively for the period December, 2000 through March, 2001 a March, 2001 decision (D. 01-03-067) which, among other things, modified the methodology used in calculating SRAC and thereby decreased SRAC levels for the period commencing March 27, 2001. In February, 2005, a Draft Decision was issued by the assigned Commissioner who found that ''evidence shows SRAC prices were correct between December 2000 and March 2001, and retroactive application of the modified SRAC formula is not warranted.'' Various parties have submitted comments on the Draft Decision, including PG&E, SCE, a ratepayer organization and the CPUC's Office of Ratepayer Advocates, objecting to the Draft Decision. The CPUC has not yet

issued a final decision in the matter and is free to accept the Draft Decision as written, modify it or reject it in its entirety. The outcome of this proceeding cannot be predicted. Even in the event of an adverse CPUC decision, the Manager has been advised by counsel that Ripon would have several meritorious legal defenses that would be available to protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them. If the CPUC ultimately adopts a final order imposing a retroactive modification to the SRAC formula, and a remedy based thereon is ordered or authorized, and if such final order and remedy is not reversed on appeal, California QFs including the Ripon and San Gabriel Facilities could be required to make refunds and/or accept reduced payments (by way of offset of past overpayment against future payments for power delivered) under their respective PPAs. Such refunds or reduced payments could be material for Ripon or San Gabriel, and could materially affect their ability to generate distributable cash.

There is an open proceeding in which the CPUC has indicated it will review the Transition Formula for SRAC pricing for possible prospective changes. There can be no assurance that any change in the SRAC price methodology will not adversely affect the operating margins derived from the Ripon PPA and San Gabriel PPA. Any adverse change in energy margins may negatively impact Ripon's cash flow which in turn could reduce distributable cash.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During 2005, the Fund entered into the Management Arrangement as described under "The Management and Administration Agreements". Pursuant to the Management Agreement, the Manager received an LTIP interest in connection with the acquisition of Ripon Power.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, Toronto-Dominion Centre, Toronto are the auditors of the Fund.

For the period ended December 31, 2005, Ernst & Young LLP fees amounted to approximately $1,062,932, as detailed below, for services to the Fund and its direct and indirect subsidiaries:

Ernst & Young LLP
2005Fees

Audit fees[(1)]	$ 835,000
Audit-related fees[(2)]	335,396
Non-audit fees[(3)]	192,932
Total	$1,363,328

(1) Audit fees were primarily comprised of services provided with respect to services performed for the short form Prospectus issued in November of 2005, and for review engagements performed for the quarterly reports in Q1, Q2, and Q3 of 2005 as well as 2005 audit work.
(2) Audit-related fees pertain to accounting advice and consulting as well as audit fees for Ripon Power LLC for the year ended December 31, 2004.
(3) Non-audit fees relate to tax work performed throughout the year.

2004Fees

Initial Public Offering Fees	$ 788,131
Audit fees[(1)]	162,500
Audit-related fees[(2)]	30,000
Non-audit fees[(3)]	30,750
Total	$1,011,381

(1) Audit fees were comprised of services provided with respect to services provided with respect to the review engagements performed for quarterly reports in Q2, and Q3 of 2004 as well as 2004 audit work.
(2) Audit-related fees pertain to accounting advice and consulting.
(3) Non-audit fees relate to tax work performed throughout the year.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

All of the Units are registered in the name of The Canadian Depository for Securities Limited ("CDS"), which holds such Units on behalf of the Beneficial Unitholders.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Fund, Countryside Canada and Countryside Holding within the most recently completed financial year, or before the most recently completed financial year but are still in effect:

- the Declaration of Trust described under the heading "Description of the Fund";
- the Acquisition Agreement relating to the acquisition of USE Canada Holdings by USEY referred to under the heading "General Development of the Business — Significant Acquisitions";

- the Countryside Canada Note Indenture referred to under the heading "Countryside Canada-Notes issued by Countryside Canada.";
- the Indenture referred to under "Description of the Debentures";
- the Underwriting Agreement entered into by the Fund, USEY and the underwriters of the Fund's initial public offering dated March 25, 2004;
- the Underwriting Agreement entered into by the Fund and the underwriters of the Fund's second public offering dated October 27, 2005;
- the USEB Loan Agreement referred to under the heading "The Renewable Energy Projects — USEB Loans";
- the agreement creating the USEB Royalty Interest referred to under the heading "The Renewable Energy Projects — USEB Royalty Interest";
- the Second Amended and Restated Credit Facility referred to "Description of Countryside Canada – Amended Credit Facility";
- the Stock Purchase and Sale Agreement relating to the acquisition of Lightyear Rockland Partners LLC referred to in the 2005 Prospectus under "The Acquisition";
- the Management Agreement referred to under "The Management and Administration Agreements";
- the Administration Agreement referred to under "The Management and Administration Agreements";
- the Development Agreement referred to under the heading "The Development and Improvement Agreements — Development Agreement with USEY and Cinergy"; and
- the Improvement Agreement referred to under the heading "The Development and Improvement Agreements — Improvement Agreement with USEB".

INTERESTS OF EXPERTS

Ernst & Young LLP, the auditor of the Fund, has been named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Fund during, or relating to, the Fund's financial year ended December 31, 2005. To the knowledge of the Fund, Ernst & Young LLP holds no registered or beneficial interest,

directly or indirectly, in any securities or other property of the Fund or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information will be contained in the Fund's Management Information Circular which shall be filed in April 2006 for the Annual and General Meeting of Unitholders to be held on May 9, 2006.

Additional financial information is provided in the Fund's financial statements and MD&A for the period ended December 31, 2005. Additional information relating to the Fund may be found on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

"**Acquisition**" means the indirect acquisition by the Fund of the membership interests of Lightyear Rockland Partners LLC (the predecessor to Ripon Power), whose principal asset is Ripon pursuant to the Purchase and Sale Agreement.

"**Additional Advances**" means the funding of additional advances made by Countryside Canada to USEB in connection with the acquisition and amendment of the Existing Loans on closing of the Offering.

"**Administration Agreement**" means the management and administration agreement to be entered into on or prior to the closing of the Offering between the Fund, Countryside Canada and the Administrator.

"**Administrator**" means Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager.

"**Affiliate**" means an affiliate within the meaning of the *Securities Act* (Ontario).

"**AJG**" means AJG Financial Services, Inc.

"**AJG Note**" means the non-recourse note in a principal amount of US$14 million issued by AJG to USEB on closing of the Offering.

"**Amended Credit Facility**" means the amended revolving term facility of up to $80 million provided by a Canadian chartered bank to the Fund through Countryside Acquisition for the purpose of financing the Acquisition.

"**Avoided Cost**" means the incremental expense that a utility would incur to either generate or purchase, from an outside source, electricity, capacity or both.

"**Biogas**" means the methane gas, carbon dioxide and other gases that are emitted through the decomposition of waste material.

"**Book-Entry Only System**" means the book-based system administered by CDS.

"**Btu**" means British thermal unit.

"**Business**" means collectively, the Renewable Energy Projects and the District Energy Systems.

"**Business day**" means any day that is not a Saturday, Sunday or civic or statutory holiday in the Province of Ontario.

"**Capital Event**" means a liquidation of USEB or a sale of substantially all of the assets of USEB.

"**CDS**" means The Canadian Depository for Securities Limited.

"CDS Participant" means a participant in the CDS depository service.

"**Cinergy**" means Cinergy Corp.

"**Cinergy Solutions**" means Cinergy Solutions Inc.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended.

"Cogen Facilities" means the Ripon Facility and the San Gabriel Facility.

"**Countryside Acquisition**" means Countryside Canada Acquisition Inc., a corporation incorporated under the federal laws of Canada.

"**Countryside Canada**" means Countryside Canada Power Inc., a corporation incorporated under the federal laws of Canada and a wholly-owned subsidiary of the Fund.

"**Countryside Canada Note Indenture**" means the note indenture entered into between Countryside Canada and CIBC Mellon Trust Company, as trustee thereunder, pursuant to which Countryside Canada issued the Countryside Canada Notes, as the same may be amended, supplemented or restated from time to time.

"**Countryside Canada Notes**" means the 10.95% unsecured, subordinated notes issued by Countryside Canada to the Fund pursuant to the Countryside Canada Note Indenture.

"**Countryside District Energy**" means Countryside District Energy Corp.

"**Countryside District Energy Holdings**" means Countryside District Energy Holdings Corp., a corporation incorporated under the laws of Canada.

"**Countryside Holding**" means Countryside US Holding Corp., a corporation incorporated under the laws of Delaware.

"**Countryside Holding Note**" means the US$52,139,000 aggregate principal amount 7.5% unsecured, subordinated promissory note issued by Countryside Holding to Countryside Canada in connection with the Offering.

"**Countryside U.S.**" means Countryside U.S. Power Inc.

"**CPUC**" means the California Public Utilities Commission.

"**CRA**" means the Canada Revenue Agency.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Debenture Trustee**" means the trustee or its successor as trustee under the Indenture.

"**Debentureholders**" means the holders of Debentures, and "**Debentureholder**" means any one of them.

"**Debentures**" means the 6.25% exchangeable unsecured subordinated debentures of Countryside Canada issued pursuant to the Indenture as of the date of closing of the Offering, and "**Debenture**" means one of them.

"**Declaration of Trust**" means the declaration of trust of the Fund dated February 16, 2004, as amended, supplemented or restated from time to time.

"**Development Agreement**" means the agreement which was entered into between Countryside U.S., USEY and a subsidiary of Cinergy regarding the future acquisition, development and improvement of energy projects.

"**Disqualified Recipient**" means (i) any person that owns, directly or indirectly (through ownership of USEY, Cinergy, or otherwise) and after application of the constructive ownership rules of Code section 871(h)(3), 10% or more of the total combined voting power of all classes of equity of USEB entitled to vote, (ii) a controlled foreign corporation related to USEB within the meaning of Code section 881(c)(3)(C), or (iii) a bank described in Code section 881(c)(3)(A) with respect to the USEB Loans.

"**Distributable Cash**" means, in general, all amounts of cash received by the Fund, for and in respect of a particular distribution period, including all cash amounts transferred from the Holdback Account, less all expenses and liabilities of the Fund which may reasonably be considered to have accrued and become owing in respect of that distribution period or a prior distribution period (if not accrued in such prior period), amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units made during the distribution period, amounts that relate to repayment of any indebtedness of the Fund made during that distribution period, amounts which the Trustees may reasonably consider necessary to provide for payment of any

liabilities which have been or will be incurred by the Fund, and any amounts for reasonable reserves in connection with pursuing any objective or activity of the Fund.

"**District Energy Systems**" means, collectively, the PEI District Energy System and the London District Energy System.

"**EPA**" means the United States Environmental Protection Agency.

"**EPA 2005**" means the *United States Energy Policy Act of 2005*.

"**ERISA**" means the *United States Employee Retirement Income Security Act of 1974*, as amended.

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of ERISA and/or any plan that is subject to Section 4975 of the Code, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor.

"**Exchange Price**" means the price of $10.75 per Unit, being a ratio of 109.4884 Units per US$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the Indenture, at which price each Debenture will be exchangeable for Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside for redemption of the Debentures.

"**Excluded Assets**" means the equity and assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp., Zapco Equipment Corp., and ZFC Equipment Corp.

"**Existing Loans**" means the existing loans to USEB that were acquired by Countryside Canada and amended to reflect the Additional Advances and otherwise have the terms described herein.

"**FERC**" means the United States Federal Energy Regulatory Commission, an independent regulatory agency within the United States Department of Energy that, among other things, oversees regulatory matters relating to electricity projects.

"**FPA**" means the *United States Federal Power Act*, as amended.

"**Fund**" means Countryside Power Income Fund, an unincorporated, open-ended, limited purpose trust formed under the laws of the Province of Ontario.

"**Fund's AIF**" means the annual information form of the Fund dated March 31, 2005.

"**GAAP**" means generally accepted accounting principles.

"**Gasco**" means the legal entity that typically owns the biogas extraction rights and collection systems and collects and sells biogas to a Genco or a Transco, as the case may be.

"**GE/Jenbacher**" means GE/Jenbacher Energy Systems Ltd., a subsidiary of General Electric Company.

"**Genco**" means the legal entity that typically owns the power generating equipment and purchases biogas from a Gasco and sells the electricity it generates to an electric utility or industrial user.

"**Gigawatt hour**" or "**GWh**" means an amount of energy equivalent to one gigawatt of energy delivered continuously for one hour.

"**Gigawatts**" or "**GW**" means one million kilowatts of energy.

"**Green power**" or "**green energy**" means electricity generated from alternative or renewable resources, such as wind, solar, biomass or biogas.

"**Green Power Market**" means the market for green power that exists in those U.S. states and Canadian provinces that have implemented Renewable Portfolio Standards or have restructured their industry laws and/or regulations to create competitive wholesale and/or retail electricity markets.

"**Gross Contract Rate**" means the rate required to be paid by electric utilities in the State of Illinois under the Rate Incentive Program for electricity generated by a QSWEF and is equal to the average amount per kWh paid by the local government entities for electricity (with certain exceptions) in such QSWEF's jurisdiction.

"**Holdback Account**" means the account to be established by Countryside Canada on closing of the Offering (initially to be funded with $2.4 million) to stabilize cash distributions, as required.

"**ICC**" means the Illinois Commerce Commission.

"**Improvement Agreement**" means the agreement entered into between USEB and a subsidiary of the Fund providing the Fund with a right of first offer to acquire or invest in two expansion opportunities relating to the existing Countryside and Morris projects and two greenfield development projects.

"Indenture" means the trust indenture dated as of the closing of the Offering between the Fund, Countryside Canada and the Debenture Trustee, governing the terms of the Debentures.

"**Initial Offering**" means the initial public offering of Units on March 29, 2004.

"**IPO Closing**" means the closing of the Fund's initial public offering of Units on April 8, 2004.

"**IRS**" means the United States Internal Revenue Service.

"**Issuer**" means collectively the Fund and Countryside Canada.

"**Kilowatt hour**" or "**kWh**" means an amount of energy equivalent to one kilowatt of energy delivered continuously for one hour.

"**Kilowatts**" or "**kW**" means 1,000 watts of energy.

"**London System**" means the district energy system owned by USE Canada and located in London, Ontario.

"**Management Agreement**" means the management agreement entered into between the Manager, Countryside Holding and Countryside Canada on September 23, 2005, as it may be amended, supplemented and restated from time to time.

"**Management and Administration Agreement**" means the management and administration agreement to be entered into on or prior to the closing of the Offering between the Fund, Countryside Canada and Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager.

"**Manager**" means Countryside Ventures LLC.

"**Maturity Date**" means October 31, 2012, the maturity date of the Debentures.

"**Megawatts**" or "**MW**" means 1,000 kilowatts of energy.

"**Megawatt hour**" or "**MWh**" means an amount of energy equivalent to one megawatt of energy delivered continuously for one hour.

"**MMBtu**" means one million Btu.

"**Municipal solid waste**" means waste sourced from local municipalities from which compostable and recyclable waste has been removed.

"**New Credit Facility**" means the credit facility provided by Canadian financial institutions to Countryside Acquisition on closing of the Offering in an aggregate amount of $35 million, of which $30 million was drawn at December 31, 2004.

"**PEI**" means the Province of Prince Edward Island, Canada.

"**PEI System**" means the district energy system owned by USE Canada and located in Charlottetown, PEI.

"Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

"**Plans**" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act.

"**PPA**" means power purchase agreement.

"**PUHCA**" means *Public Utility Holding Company Act of 1935*, as amended.

"Purchase and Sale Agreement" means the agreement dated June 29, 2005 pursuant to which Countryside Holding acquired all of the membership interests of Ripon Power for total consideration of approximately US$95.3 million.

"**PURPA**" means the *Public Utility Regulatory Policies Act of 1978*, as amended.

"**QF**" or "**Qualifying Facility**" means a qualifying facility under the FPA, as amended by PURPA.

"**QSWEF**" means a qualified solid waste energy facility under the *Illinois Local Solid Waste Disposal Act* and the *Illinois Public Utilities Act* that uses biogas produced from landfill sites as its primary fuel and qualifies as a QF.

"**Rate Incentive Program**" means the program that is part of the system established by the State of Illinois pursuant to the *Illinois Public Utilities Act* to govern the sale of electricity by QSWEFs, as more fully described under "U.S. Energy Biogas Corporation — Pricing Structure".

"Renewable Energy Projects" means the 22 renewable energy projects described under "The Renewable Energy Projects — Summary of the Renewable Energy Projects".

"**Renewable Portfolio Standards**" means renewable energy purchase requirements mandated by U.S. state law or Canadian provincial law for electric utilities.

"**RGS**" means Resource Generation Systems, Inc., a wholly-owned subsidiary of USEB.

"Ripon" means Ripon Cogeneration, LLC, a limited liability company formed pursuant to the laws of the State of Delaware.

"**Ripon Loan**" means the project loan extended by the Union Bank of California and the Allied Irish Bank to Ripon that will be acquired by Countryside Holding in connection with the closing of the Offering.

"**Ripon Power**" means Ripon Power LLC, a limited liability company formed pursuant to the laws of the State of Delaware.

"**Ripon PPA**" means the power purchase agreement between the Ripon Facility and Pacific Gas and Electric Company, the principal operating subsidiary of PG&E Corporation, expiring in 2018.

"**Royalties**" means the payments made with respect to the USEB Royalty Interest prior to conversion.

"**San Gabriel PPA**" means the power purchase agreement, as amended, between Simpson Paper Company and SCE and assigned to Ripon Cogeneration Inc. expiring in 2016.

"**S&P**" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc.

"**Section 29**" means Section 29 of the *Internal Revenue Code* which addresses the sale of alternative fuels for the generation of energy.

"**Securities**" means, collectively, the Units and Debentures offered pursuant to this short form prospectus.

"**Senior Secured Indebtedness**" means in relation to Countryside Canada all secured indebtedness, liabilities and obligations of Countryside Canada, including the indebtedness under the Amended Credit Facility but excluding the Debentures, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by Countryside Canada of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary (as defined in the *Securities Act* (Ontario)) of Countryside Canada, for payment of which Countryside Canada is responsible or liable, whether absolutely or contingently.

"**SRAC**" means the short-run avoidance cost formula adopted by the CPUC.

"**Subordinated Intercompany Debt**" means intercompany debt of the Fund and its subsidiaries.

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder.

"**Transco**" means the legal entity that forms the part of the Renewable Energy Projects that purchases biogas from a Gasco to transport and sell to a third party as boiler fuel.

"**Treasury Regulations**" means the United States Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

"**Treaty**" means the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital, as amended.

"**Trustees**" means the trustees of the Fund.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means, collectively, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., the underwriters of the Offering.

"**Underwriting Agreement**" means the agreement dated October 27, 2005 between the Issuer and the Underwriters, among others, in respect of the Offering.

"**Unitholders**" means the holders from time to time of Units and included, while the Units are registered in the Book-Entry Only System, the beneficial owners of Units.

"**Units**" means trust units of the Fund, each unit representing an equal undivided beneficial interest therein.

"**USEB**" means U.S. Energy Biogas Corp.

"**USEB Entities**" means the various corporations, limited liability companies and partnerships that directly own the Renewable Energy Projects.

"**USEB Loan Agreement**" means the amendment to the note purchase agreement entered into by Countryside Canada and USEB with respect to the USEB Loans.

"**USEB Loans**" means the Existing Loans acquired by Countryside Canada on closing of the Offering, as amended to reflect the Additional Advances and otherwise have the terms described in the USEB Loan Agreement.

"**USEB Reserve**" means the debt service reserve established by USEB pursuant to the terms of the USEB Loan Agreement, which, on closing of the Offering, was funded with US$2 million.

"**USEB Royalty Interest**" means the convertible royalty interest in USEB that was acquired by Countryside Canada on closing of the Initial Offering.

"**USE Canada**" means USE Canada Energy Corp.

"**USE Canada Holdings**" means USE Canada Holdings Corp.

"**USEY**" means U.S. Energy Systems, Inc.

Schedule A: Joint Audit Committee Charter

COUNTRYSIDE POWER INCOME FUND
AND
COUNTRYSIDE CANADA POWER INC.

RESTATED AND AMENDED JOINT AUDIT COMMITTEE

CHARTER

The RESTATED AND AMENDED Joint Audit Committee (the "**Committee**") of Countryside Power Income Fund (the "**Fund**") and Countryside Canada Power Inc. ("**Countryside Canada**") is established in order to assist the board of trustees of the Fund and the board of directors of Countryside Canada in their oversight activities. This Restated and Amended Charter of the Joint Audit Committee is intended to update the Charter of the Joint Audit Committee so that it is consistent with (a) the management arrangements set forth in (i) the Management Agreement by and among Countryside Ventures LLC ("Countryside Ventures"), Countryside Canada Power, Inc., ("Countryside Canada") and Countryside US Holding Corp. ("Countryside Holding") dated as of November 1, 2005 (the "Management Agreement")and (ii) the Management and Administration Agreement by and among Countryside Canada Ventures, Inc ("Countryside Canada Ventures" and together with Countryside Ventures, the "Manager"), the Fund and Countryside Canada as of even date and (b) National Policy 58-201, Corporate Governance Guidelines. The purpose of the Committee is to assist such boards in fulfilling their responsibilities of oversight and supervision of:

- the integrity of the Fund and Countryside Canada's accounting and financial reporting practices and procedures,
- the adequacy of the Fund and Countryside Canada's internal accounting controls and procedures management information systems
- the quality and integrity of the Fund and Countryside Canada's consolidated financial statements, and
- the independence and performance of the Fund's and Countryside Canada's independent auditor.

Composition:

- The board of trustees of the Fund and the board of directors of Countryside Canada shall elect annually from among their members a committee to be known as the Joint Audit Committee to be composed of three persons who are both independent trustees of the Fund and independent directors of Countryside Canada and each of whom is financially literate (or will become so within a reasonable period of time following his or her appointment).

- A member of the Committee who sits on the board or directors/trustees of an affiliated entity is exempt from the requirement that he or she be independent if that member, except for being a director/trustee (or member of the audit committee or any other board committee) of the Fund and the affiliated entity, is otherwise independent of the Fund and the affiliated entity, provided that the boards have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

- If a member of the Committee ceases to be independent for reasons outside that member's reasonable control, that member is exempt from the requirement to be independent for a period ending on the later of:

  (i) the next annual meeting of the Fund; and
  (ii) the date that is six months from the occurrence of the event which caused the member to not be independent,

  provided that the board of trustees of the Fund and the board of directors of Countryside Canada have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

- Where the death, disability or resignation of a member of the Committee has resulted in a vacancy on the Committee that the boards are required to fill, a member appointed to fill such vacancy is exempt from the requirements to be independent and financially literate for a period ending the later of:

  (i) the next annual meeting of the Fund; and
  (ii) the date that is six months from the day the vacancy was created,

  provided that the board of trustees and the board of directors of Countryside Canada have determined that appointing such member to the Committee will not materially adversely affect the ability of the Committee to act independently.

Reports:

The Joint Audit Committee shall report to the board of trustees of the Fund and the board of directors of Countryside Canada on a regular basis and, in any event, before the public disclosure by the Fund of its quarterly and annual financial results. The reports of the Joint Audit Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Fund's and Countryside Canada's consolidated financial statements, their compliance with legal or regulatory requirements, and the performance and independence of the Fund's and Countryside Canada's independent auditor.

Responsibilities:

Subject to the powers and duties of the board of trustees of the Fund and the board of directors of Countryside Canada, the board of trustees and the board of directors of Countryside Canada hereby delegate to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of trustees of the Fund and the board of directors of Countryside Canada:

A. Financial Statements and Other Financial Information

The Committee shall:

(i) review the Fund's and Countryside Canada's consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

(ii) review the Fund's and Countryside Canada's consolidated interim unaudited financial results and related documents prior to any public disclosure;

(iii) following a review with the Manager and the independent auditors of such annual and interim consolidated financial statements and related documents recommend to the board of trustees of the Fund and the board of Countryside Canada the approval of such financial statements and related documents;

(iv) review with the Manager and/or the independent auditors all critical policies and practices used as well as significant management estimates and judgments and any changes in accounting policies or financial reporting requirements that may affect the Fund's and Countryside Canada's consolidated financial statements;

(v) review with the Manager and/or the independent auditors the treatment in the financial statements of any significant transactions, and other potentially difficult matters;

(vi) review a summary provided by the Fund's legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Fund and its subsidiaries;

(vii) discuss the annual financial statements and the auditors' report thereon with the Manager and the auditors; and

(viii) review the other annual financial reporting documents as well as management's discussion and analysis and earnings press releases of the Fund and Countryside Canada prior to any disclosure to the public.

B. Financial Reporting Control Systems

The Committee shall:

(i) require the Manager to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Fund's and Countryside Canada's policies for the management

of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;

(ii) annually, in consultation with the Manager, the independent auditors and if applicable the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Fund's and Countryside Canada's consolidated financial reporting processes and internal controls; discuss significant financial risk, exposures and the steps the Manager has taken to monitor, control and report such exposures;

(iii) if applicable, meet separately with the Manager, or if appropriate the Fund employee responsible for the internal audit function to discuss any matters that the Committee or auditors believe should be discussed in private;

(iv) submit to the board of trustees and the boards of directors of Countryside Canada and its subsidiaries any recommendations the Committee may have from time to time with respect to financial reporting, accounting procedures and policies and internal controls;

(v) review reports from the Manager outlining any significant changes in financial risks facing the Fund;

(vi) review the management letter of the independent auditors and the responses to suggestions made;

(vii) review any new appointments to senior positions of the Fund and its subsidiaries or the Manager with financial reporting responsibilities;

(viii) satisfy itself that adequate procedures are in place for the review of the Fund's disclosure of the Fund's financial information extracted or derived from the Fund's consolidated financial statements (other than the financial statements, management's discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

(ix) establish procedures for:

a) the receipt, retention and treatment of complaints received by the Fund or its subsidiaries or the Manager regarding accounting, internal accounting controls, or auditing matters; and

b) the confidential, anonymous submission by employees of the Fund or its subsidiaries or the Manager of concerns regarding questionable accounting or auditing matters.

(x) review and approve the Fund's (and its respective subsidiaries') hiring policies regarding employees and former employees of the present and former independent auditors of the issuer;

(xi) obtain assurance from independent auditors regarding the overall control environment and the adequacy of accounting system controls.

C. ***Independent Auditor***

The Committee shall:

(i) review the audit plan with the independent auditors;

(ii) discuss in private with the independent auditors matters affecting the conduct of their audit and other corporate matters;
(iii) review the performance and the remuneration of the Fund's and Countryside Canada's auditors;
(iv) recommend to the board of trustees of the Fund and the board of directors of Countryside Canada each year the retention or replacement of the independent auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Fund and Countryside Canada;
(v) if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;
(vi) annually review and recommend for approval to the trust unitholders the terms of engagement and the remuneration of the independent auditor;
(vii) oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Fund and Countryside Canada, including the resolution of disagreements between the Manager and the independent auditors regarding financial reporting;
(viii) discuss with the Fund's and Countryside Canada's auditors the quality and not just the acceptability of the Fund's accounting principles;
(ix) meet with the Fund's and Countryside Canada's auditors on a regular basis in the absence of the Manager;
(x) relay its expectations to the Fund's and Countryside Canada's auditors from time to time including its expectation that (i) any disagreements of a material nature with the Manager be brought to the attention of the Committee, (ii) that the auditors are accountable to the Committee and the board, each as representatives of the trust unitholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the auditors explain the process undertaken by them in auditing or reviewing the Fund's financial disclosure, (v) the auditors disclose to the Committee any significant changes to accounting policies or treatment of the Fund, (vi) the auditors disclose to the Committee any reservations they may have about the financial statements or their access to materials and/or persons in reviewing or auditing such statements, and (vii) the auditors disclose any conflict of interest that may arise in their engagement; and
(xi) review at least annually the non-audit services provided by the Fund's and Countryside Canada's auditors for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditors;
(xii) pre-approve all non-audit services to be provided to the Fund or its subsidiary entities[1] by its independent auditors or the independent

auditors of its subsidiary entities[4] provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

Structure:

- The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "**Secretary**"). The Secretary does not have to be a member of the Committee or a trustee and can be changed by simple notice from the Chairman.

- The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than once a year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the auditors of the Fund and Countryside Canada or any member of the Committee may call a meeting of the Committee on not less than 48 hours' notice.

- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

- Any member of the Committee may be removed or replaced at any time by the board of trustees of the Fund and the board of directors of Countryside Canada and shall cease to be a member of the Committee as soon as such member ceases to be a trustee or a director of Countryside Canada. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of unitholders after his or her election as a member of the Committee.

- The auditors of the Fund and Countryside Canada shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Fund, to attend and be heard thereat.

---

1 The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Fund and Countryside Canada to its independent auditors during the fiscal year in which the services are provided; (b) the services were not recognized by the Fund and Countryside Canada at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

- The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, unless otherwise provided for in the Declaration of Trust and the by-laws of Countryside Canada, or otherwise determined by resolution of the board of trustees.

- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of trustees and the board of directors of Countryside Canada may from time to time determine.

Independent Advice:

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors.

Annual Evaluation:

At least annually, the Committee shall, in a manner it determines to be appropriate:

- perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.

- review and assess the adequacy of its terms of reference and recommend to the board of trustees and the board of directors of Countryside Canada any improvements to its terms of reference that the Committee determines to be appropriate.

Limitation:

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors of a Fund subsidiary mandated by applicable law.

Severance:

At any time the Board of Trustees of the Fund or the Board of Directors of Countryside Canada may determine to establish its own Audit Committee in which case the mandate for this Joint Audit Committee shall terminate.

Definitions:

"**financially literate**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be

expected to be raised by the Fund's and Countryside Canada consolidated financial statements.

"**independent trustee**" means a trustee who has no direct or indirect material relationship with the Fund or its affiliates, the Manager or U.S. Energy Systems, Inc. ("**USEY**"), Cinergy Corp. ("**Cinergy**") and U.S. Energy Biogas Corporation ("**USEB**") or their affiliates.

"**material relationship**" means a relationship which could, in the view of the board of trustees of the Fund and Countryside Canada's board of directors, reasonably interfere with the exercise of a committee member's independent judgment. Without limiting the generality of the foregoing, the following persons are considered to have a material relationship with the Fund, USEY, Cinergy or USEB:

(a) a person who is, or has been, an employee or executive officer of the Fund, the Manager, USEY, Cinergy or USEB, or any of their subsidiary entities or affiliated entities, unless the prescribed period has elapsed since the end of the service or employment;

(b) a person whose immediate family member is, or has been, an executive officer of the Fund, the Manager, USEY, Cinergy or USEB, or any of their subsidiary or affiliated entities, unless the prescribed period has elapsed since the end of the service or employment;

(c) a person who is, or has been, an affiliated entity of, a partner[2] of, or employed by, a current or former internal or independent auditor of the Fund, the Manager, USEY, Cinergy or USEB unless the prescribed period has elapsed since the person's relationship with the internal or independent auditor, or the auditing relationship has ended;

(d) a person whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or independent auditor of the Fund, the Manager, USEY, Cinergy or USEB, unless the prescribed period has elapsed since the person's relationship with the internal or independent auditor, or the auditing relationship, has ended;

(e) a person who is, or has been, or whose immediate family member is, or has been, an executive officer of an entity if any of the Fund, the Manager, USEY, Cinergy or USEB or their subsidiaries' current executives serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

[2] "partner" does not include a fixed income partner whose interest in the internal or independent auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or independent auditor if the compensation is not contingent in any way on continued services.

[3] The indirect acceptance by a person of a consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a) a person's spouse, minor child or stepchild or a child or stepchild who shares the person's home, or

(b) an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in such case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Fund, the Manager, USEY, Cinergy or USEB or any of their subsidiaries.

(f) a person who has a relationship with the Fund, the Manager, USEY, Cinergy or USEB or their affiliated entities pursuant to which such person may accept, directly or indirectly[3], any consulting, advisory or other compensatory fee from the Fund, USEY, Cinergy or USEB or any of their subsidiaries, other than as remuneration for acting in his or her capacity as a member of the board of directors or any other board committee, or as part-time chair or vice chair of the board or any board committee;

(g) a person who receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Fund, the Manager, USEY, Cinergy or USEB or their subsidiary entities, other than as remuneration for acting in his or her capacity as member of the board of directors or any board committee, unless the prescribed period has elapsed

(h) since he or she ceased to receive more than $75,000 per year in such compensation;

(i) a person who is an affiliated entity of the Fund, the Manager, USEY, Cinergy or USEB or any of their subsidiary entities.

"**prescribed period**" means the shorter of:

(a) the period commencing on March 30, 2004 and ending immediately prior to the determination required under the definition of "material relationship"; and

(b) the three-year period ending immediately prior to the determination required under the definition of "material relationship".

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

Web site: www.osc.gov.on.ca

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

Countryside Power Income Fund

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that notices of acceptance of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut have been issued for an **Initial Annual Information Form** of the above issuer dated **March 31, 2005**.

DATED at Toronto this **12th** day of **May, 2005.**

"John Hughes"

John Hughes
Manager, Corporate Finance Branch

SEDAR Project # 760529

AUTORITÉ
DES MARCHÉS
FINANCIERS

FILE No 22519

TRANSMITTED VIA SEDAR

Montreal, May 13, 2005

Countryside Power Income Fund
C/o. Goodmans LLP
Att.: Linda Pavao

RE: Filing of an Initial Annual Information Form ("A.I.F.")

Dear Madam:

We have received the Initial Annual Information Form of Countryside Power Income Fund dated March 31, 2005 for the year ended December 31, 2004. This document filed with Autorité des marchés financiers is now part of the permanent information record.

Yours truly,

(s) Normand Lacasse

RECEIVED
2005 APR 27 A 11: 35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Management's Discussion and Analysis

For the period from February 16 to December 31, 2004 (in thousands of Canadian dollars except per trust unit amounts, unless otherwise stated)

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund (the "Fund") should be read in conjunction with the audited financial statements and notes thereto prepared as of December 31, 2004 for the period from the Fund's commencement of operations on February 16, 2004 to December 31, 2004.

This MD&A provides information for the period from February 16, 2004 to December 31, 2004 and for the three months ended December 31, 2004, up to and including March 21, 2005.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

INITIAL PUBLIC OFFERING

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The Declaration of Trust was amended and restated on April 8, 2004, the closing date of the initial public offering ("Initial Offering") of trust units of the Fund. The trust units of the Fund are traded on the Toronto Stock Exchange under the symbol "COU.UN".

The Fund completed its Initial Offering of 14,905,366 trust units on April 8, 2004 for net proceeds of $136,350.

The Fund was established to invest indirectly in 22 renewable power and energy (the "Renewable Projects") and two district energy systems (the "District Energy Systems"). The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB") and the ownership of the District Energy Systems. USEB, a company unrelated to the Fund, and owned by U.S. Energy Systems, Inc. ("USEY") and Cinergy Energy Solutions, Inc. ("Cinergy"), an indirect subsidiary of Cinergy Corp., owns 100% of the Renewable Projects located outside of Illinois and 50% of those located in Illinois.

The Renewable Projects, located in the United States, currently have approximately 51MW of electric generation capacity and sold approximately 700,000 MMBtus of boiler fuel in 2003. USEB has its own management and operations staff. Administration and operations oversight of the Renewable Projects are currently performed by USEY and a subsidiary of Cinergy, respectively.

The District Energy Systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, green energy projects and district energy systems.

Financial Statements presented in this Report to our Unitholders

Since the Fund commenced operations on April 8, 2004, there are no 2003 financial statements for the Fund that can be used on a comprehensive basis for comparing the current period operating results with prior periods. However, as a management group, we have experience operating the District Energy Systems prior to the Initial Offering, and as such the MD&A will compare the reported period's operating results for both the 267-day period from the commencement of operations on April 8, 2004 to December 31, 2004 and the three-month period ended December 31, 2004 with our expectations for the District Energy Systems that were incorporated in the Financial Forecast of the Fund (the "Financial Forecast") included in the Fund's Prospectus related to the Initial Offering (the "Prospectus"). The Financial Forecast presented in the Prospectus is shown on a full year basis for the year ending December 31, 2004, however, the Financial Forecast comparisons to actual results reflected in this MD&A are based on the assumptions made by management for the comparable period that were incorporated into the full year Financial Forecast. We also will provide a comparison of the operating results of the District Energy Systems for the 267-day period ended December 31, 2004 with the 275-day period ended December 31, 2003.

Given the significance of the loan payments received, and in order to provide Unitholders with the necessary information to assess the underlying performance of the Fund's investments, the financial statements of USEB Operating Assets (as defined in the Fund's prospectus dated March 29, 2004) are being filed with Canadian securities regulators concurrently with the filing of the Fund's financial statements at each quarterly and annual reporting period. However, the financial statements of USEB are not certified by the officers of Countryside U.S. Power Inc., nor does management or the board of trustees of the Fund provide any representations as to their accuracy or completeness. USEB's financial statements of the USEB Operating Assets for the nine months ended December 31, 2004, and the MD&A for such financial results, are included with the Fund's filing for informational purposes only.

OPERATING RESULTS

Consolidated Financial Results of the Fund for the Period from February 16, 2004 to December 31, 2004 (except as noted otherwise)

The operations of the Fund commenced with the completion of the Initial Offering and the Fund's investments in USEB and the acquisition of the District Energy Systems on April 8, 2004. Prior to April 8, 2004, the Fund was essentially dormant. The following discussion summarizes the activity of the Fund since April 8, 2004.

Key results for the 267-day period ended December 31, 2004, discussed below, were on target with management's expectations for the period, as incorporated in the preparation of the Financial Forecast.

RESULTS OF CONSOLIDATED FUND

Revenues

Consolidated revenue for the Fund was $21,135 for the 267-day period ended December 31, 2004 and $7,878 for the three-month period then ended.

Operating Expenses

Operating expenses were $11,814 for the 267-day period ended December 31, 2004 and $4,754 for the three-month period then ended.

Net Income

Net income was $7,565 for the 267-day period ended December 31, 2004 and $2,160 for the three-month period then ended.

Financial Performance

District Energy: District Energy System operations are seasonal, with a majority of sales and earnings occurring during the winter heating season and with lower earnings during spring and fall when less heating and cooling is required by customers. The financial performance of the District Energy operations for the 267-day period ended December 31, 2004 were slightly above management's expectations in the Financial Forecast.

USEB Loan: The terms of the USEB loan agreements require that USEB maintain a minimum Fixed Charge Coverage Ratio ("FCCR"), as defined in the loan agreements, of 1.10 to 1 in 2004, 1.15 to 1 for 2005 and 1.25 to 1 thereafter. In the 267-day period ended December 31, 2004, USEB was in compliance with the FCCR covenant, with a FCCR of 1.16:1. USEB also was required to establish various restricted reserve accounts upon origination of the loan and to fund two of those reserves on an ongoing basis from available cash flow. USEB's 10 Illinois-based projects receive a subsidy from the State of Illinois ("ICC Subsidy") and a portion thereof is set aside on a monthly basis into a reserve account ("ICC Reimbursement Account"). On December, 31, 2004, the total investment value of the ICC Reimbursement Account was U.S. $23,435. The ICC Reimbursement account is invested in a balanced portfolio of liquid equity and fixed income instruments. The investments in the ICC Reimbursement Account and the ICC subsidy received under various power sales contracts have been pledged to secure repayment of the USEB loan to the Fund. In addition, USEB is required to fund a Debt Service Reserve Account ("USEB DSR") on a quarterly basis from available cash flow after payment of all operating and maintenance expenditures, debt service, and ICC Subsidy deposits but before growth capital expenditures and dividends (including the convertible royalty interest). On December 31, 2004, the DSR had an investment value of U.S. $2,011. The USEB DSR cash deposits have been invested in high quality liquid instruments and also have been pledged to the Fund to secure repayment of the loan. The USEB DSR can be drawn upon first by the Fund to meet debt service on the USEB loan to the extent USEB operating cash flow is insufficient. Including a construction reserve account at the USEB level in the amount of U.S. $4,000 million, there were liquid reserves in excess of U.S. $29,600 million that secured the repayment of the USEB loan to the Fund as of December 31, 2004. In addition, the Fund's investment is secured by all of USEB's assets and energy sales contracts.

Distributions Declared to Unitholders

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. As the Fund distributes substantially all of its cash on an on-going basis, management believes that Distributable Cash is an important measure in evaluating the performance of the Fund.

Net income for the 267-day period	**$**	**7,565**
Add:		
Receipt of principal on USEB Loans		1,211
Depreciation and amortization		1,986
Future income tax recovery		506
Unrealized loss on interest rate swap		60
Deduct:		
Purchases of capital assets for regular operations		(253)
Distributable cash for the 267-day period	**$**	**11,075**
Distributions declared for the 267-day period	**$**	**11,161**
Distributions Declared per trust unit for the 267-day period	**$**	**0.7488**

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. Distributions began with the first cash payment on May 31, 2004 of $0.0655 (prorated for 22 days in April). Subsequent distributions declared up to and including January 20, 2005 have been $0.0854 per month, except for the distribution December 20, 2005, which was $0.0855 to make up for rounding differences. Distributable cash generated by the Fund from operations in the period approximates distributions declared by the Fund.

The composition of distributions paid by the Fund for 2004 was approximately 71% return on capital and 29% return of capital.

Selected Information as at December 31, 2004

		267-Day Period Ended December 31, 2004
Total assets	$	166,117
Total long-term financial liabilities	$	30,177
Cash distributions declared per trust unit	$	0.7488
Trust units outstanding		14,905,366
Net income	$	7,565
Total revenue	$	21,136
Income per trust unit	$	0.5075

Summary of Quarterly Results

		83-day Period Ended June 30, 2004		*Three Months Ended September 30, 2004*		*Three Months Ended December 31, 2004*
Total revenues	$	6,543	$	6,714	$	7,878
Net Income	$	2,711	$	2,694	$	2,160
Income per trust unit (whole dollars)	$	0.18	$	0.18	$	0.15

The variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004 compared with the two prior periods.

SEGMENTED INFORMATION

RESULTS OF DISTRICT ENERGY SYSTEMS

Comparative of District Energy Systems	*275-Day Period Ended December 31, 2003*	*267-Day Period Ended December 31, 2004*
Revenues		
Energy sales	$ 9,959	$ 10,466
Fuel and other fees	1,290	1,267
Interest income	205	11
	$ 11,454	$ 11,744
Expenses		
Operating and maintenance	$ 7,568	$ 7,775
Management and administration	771	758
Depreciation and amortization	788	979
	$ 9,127	$ 9,512
Earnings before interest and taxes	**$ 2,327**	**$ 2,232**

Production

The District Energy Systems sold approximately 146,000 MWh of thermal and electric power production in the 275-day period ended December 31, 2004 as compared to 143,000 MWh in the 275-day period ended December 31, 2003.

Revenue

Sales revenue from the District Energy Systems of $11,744 for the 267-day period ended December 31, 2004 and $4,814 for the three-month period then ended were both higher than expected based on management's assumptions used in the Financial Forecast. Sales revenue for the District Energy Systems were $11,288 for the 275-day period ended December 31, 2003 and $4,137 for the three-month period then ended. These results were driven by increased sales volumes and higher energy pricing spreads, mainly at the PEI System. District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component providing the District Energy Systems with the ability to pass through the majority of its energy costs to its customers. As a result, revenue can increase or decrease depending on changes in fuel prices. However, due to the structure of the contractual arrangements, such changes typically do not have a material effect on the District Energy System's operating cash flows.

Total Expenses

Operating and maintenance expenses were entirely comprised of District Energy Systems' costs and were slightly higher than management's expectations in all periods presented. The higher expenses did not negatively impact margins as they were offset by higher revenues.

RESULTS OF COUNTRYSIDE CANADA POWER INC.

Revenue

Interest income on loans to USEB, as expected, was $8,556 for the 267-day period and $2,917 for the three-month period ended December 31, 2004 based on a fixed interest rate of 11.0% per annum on an initial loan balance of $107,000. The USEB loan pays principal and interest monthly. As at the end of December 31, 2004, the Fund had also received $1,211 in principal amortization on the loan receivable from USEB during the 267-day period.

Additional revenue was earned from the Fund's investment in the USEB convertible royalty interest, which totaled $410 in the 267-day period and nil for the three-month period ended December 31, 2004. This was due to decreased USEB revenue resulting from retroactive rate reductions related to 2004 rates at three USEB Illinois projects.These results were below management expectations but not considered material to cash flow.

Total Expenses

Management and administrative expenses were on target with management's expectations for the 267-day period ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments. In addition, it has $3,035 of cash on hand, including $2,400 in a holdback account.The Fund also has a three-year $35,000 credit facility from a syndicate of banks ("Credit Facility") of which $5,000 is currently unutilized. The Credit Facility is available for working capital purposes, including financing new growth and the expansion of existing facilities.

Cash flow from operating activities was $8,708 for the 267-day period ended December 31, 2004 and $2,967 for the three-month period then ended.

Cash used in investing activities was $135,453 for the 267-day period ended December 31, 2004, almost entirely due to the investments in USEB and the District Energy Systems. Cash used in investing activities of $588 for the three-month period ended December 31, 2004 included capital expenditures, offset by the planned principal repayment of the USEB loans. Of the capital expenditures, on a year-to-date basis, $253 were operations related capital expenditures, and $1,447 were related to expansion projects in London and PEI (as described in the District Energy Facilities – Outlook – Expansion Projects section below). Other capital additions include tangible asset purchases related to the Fund's start up of approximately $99.

In addition to the completion of the PEI expansion project underway at the time of the acquisition of the District Energy Systems, the District Energy Systems invested over $1,000 in the latter half of calendar 2004 in new expansions (as outlined in the District Energy Facilities – Outlook – Expansion Projects section below). The completion of the PEI expansion project was contemplated at the time of the Initial Offering and proceeds were set aside in cash and cash equivalents for this purpose, while the new investments were funded from working capital.

Cash provided by financing activities can be categorized between activities related to the initial formation of the Fund and separately the ongoing financing activities of the Fund. In the 267-day period, the Fund raised net proceeds from the Initial Offering of $136,350 and $30,400 from the Credit Facility. This Credit Facility was paid down by $400 in the three-month period ended December 31, 2004 to more effectively manage the Fund's interest rate spread on cash held vs. cash borrowed. In the initial formation of the Fund, the proceeds from the new Credit Facility were principally used to repay the existing loans previously issued by the District Energy Systems, while the proceeds of the Initial Offering were principally used to make the investments in USEB and acquire District Energy Systems. The ongoing financing activities in both the 267-day and three-month period ended December 31, 2004 consist of payments of distributions to Unitholders, the pay down of the Credit Facility and repayment of the capital lease obligation.

Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term Debt	$ 30,000	$ -	$ 30,000	$ -	$ -
Capital Lease Obligations	246	42	84	84	35
Operating Leases	329	85	156	88	-
Total Contractual Obligations	**$ 30,575**	**$ 127**	**$ 30,240**	**$ 172**	**$ 35**

The Fund expects to be able to renew or refinance its Credit Facility when it comes due.

OFF BALANCE SHEET ARRANGEMENTS

Guarantee

As of April 8, 2004, Countryside Canada Power Inc. ("Countryside Canada"), a direct subsidiary of the Fund, delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting USE Canada Holdings' (an indirect subsidiary of the Fund) future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on 10 days' notice to WPS.

FINANCIAL INSTRUMENTS

Interest Rate Swap

One of the Fund's indirect subsidiaries has entered into an interest rate swap agreement to fix the floating interest rate paid on $30,000 of its long-term debt at a current rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum. The stamping fee schedule now in place is tied to a leverage ratio (as defined in the loan agreement governing the Fund's Credit Facility). The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. The swap maturity coincides with the maturity of the Credit Facility on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months.

Foreign Exchange

Substantially all of the District Energy System's operations and earnings are in Canadian dollars. The USEB loan is denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange risk of the Fund. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans. The Fund's interest in royalties paid with respect to its US $6,000 investment in the USEB convertible royalty interest ("USEB Royalty") are US dollar denominated. The Fund has not hedged the foreign exchange risk with respect to these payments as they represent less than 2% of the fiscal 2004 revenues of the Fund.

RISKS AND UNCERTAINTIES

Risks Related to Operations

USEB's Renewable Projects' ability to generate and deliver to its customers electricity and biogas (as applicable) on a daily basis and at certain expected levels is the main factor in determining the cash available for payments by USEB to Countryside Canada under the USEB Loan and the USEB Royalty. Similarly the District Energy facilities' ability to deliver steam, hot water and chilled water to its customers is the main factor for determining the cash available for distribution to unitholders from such facilities. If operations are interrupted at these facilities due to mechanical failure or for other reasons, it could have a negative effect on distributable cash to unitholders.

The amount of energy produced by USEB's Renewable Projects also depends on the extraction and availability of biogas from public and privately owned landfills. The quantity of biogas available is determined by numerous factors which are beyond the control of USEB and which cannot be predicted with certainty. Likewise, the amount of energy generated by the PEI System is dependent on the availability of a suitable supply of wood waste and municipal solid waste which may be subject to adverse change for reasons beyond the control of the Fund. USEB's Renewable Projects and the Fund's District Energy facilities could be adversely affected by interruptions in fuel supplies.

Electricity Pricing

While a majority of the off-takers of USEB's Renewable Projects facilities is contractually obligated to purchase electricity under long-term PPAs, those projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term contracts terminate or expire, USEB will be required to either re-negotiate with existing off-takers, negotiate new PPAs with new off-takers, or sell electricity into the electricity wholesale market or spot market, in which case the prices for electricity will depend on prevailing market conditions. Similarly, when the renewable power facilities located in Illinois are no longer eligible to receive incentives under the Illinois Public Utilities Act, it is expected that the projects will seek to negotiate new contracts in the wholesale and green power markets based on rates prevailing in the those power markets at the time. Further, the Gross Price which USEB's Illinois-based Renewable Projects receive is equal to the average amount per kWh paid by the local government entities in the project's respective jurisdiction and, therefore, may be subject to change. Future prices and rates cannot be predicted with certainty and will inevitably deviate from such forecasts and such deviation may be material. Significant delines in prices and rates would be expected to have a material adverse impact on USEB.

Foreign Currency Fluctuations

Approximately 42% of the Fund's revenue in 2004 was from U.S. dollar-based investments, whereas a majority of the Fund's costs and its financial obligations to its lenders and unitholders are denominated in Canadian dollars. The USEB Loan is denominated in Canadian dollars, requiring USEB to make payments on the USEB Loan in Canadian dollars. Because USEB will be exposed to currency exchange rate risk, the loan documents require USEB to enter into currency hedge agreements during the entire term of the loan to mitigate the risk posed by the currency transaction risk into Canadian dollars. To the extent that USEB's ability to satisfy its obligations under the USEB Loan is affected by an unfavourable exchange rate or an inability to maintain hedging arrangements in the future, the Fund's ability to pay cash distributions to unitholders may also be affected. The Fund has exposure to U.S. dollar exchange risk related to any income received from the USEB Royalty, which represented 2% of total Fund revenues in fiscal 2004.

Interest Rate and Debt Repayment Risk

At present, the Fund's Credit Facility bears interest at a variable rate based on short-term Canadian Banker's Acceptances. An increase in short-term interest rates, if unhedged, could affect the Fund's ability to pay interest on outstanding balances under the Credit Facility and distributions to unitholders. To mitigate this interest rate risk, the Fund has entered into interest rate hedging agreements, which sets the base interest rate at a fixed coupon for the entire balance and term of the loan. With regard to debt repayment risk, there can be no assurance that the Fund will have sufficient capital or be successful in refinancing the Credit Facility when it matures.

Tax Risk

There is no guarantee that Canadian or U.S. tax legislation and treatment of mutual fund trusts will not change in such a way as to adversely affect distributions to unitholders. For example, if U.S. tax legislation were to change adversely or U.S. tax authorities to challenge how USEB treats certain tax deductions when calculating its taxable income, the payments received by the Fund's Canadian subsidiaries from USEB could be reduced.

Regulatory and Legislative Risk

The Fund's district energy facilities and USEB's Renewable Projects must be licensed to comply with energy, operational, environmental, and safety statutes, standards, orders and regulations enacted by legislative bodies and imposed by regulatory bodies. Although the Fund believes that its district energy facilities and that USEB's facilities are in compliance in all material respects with such statutes, permits, standards, orders and regulations, failure to operate the facilities in compliance with such statutes, permits standards, orders and regulations may require temporary or permanent cessation of operations of the facilities and may expose owners and operators to claims and clean-up costs. Any new law or regulation could require significant new expenditures to achieve or maintain compliance.

Certain of USEB's Renewable Projects, which generate and sell electric power to their respective local utilities in the wholesale market obtain certain benefits and exemptions because of their Qualifying Facility status ("QF Status") under PURPA and in the case of the Renewable Projects in Illinois, because each is a Qualified Solid Waste Energy Facility ("QSW Status") under the Illinois Public Utilities Act. If any facility were to lose its QF or QSWEF status, the facility would no longer be entitled to the exemptions and benefits thereof and may be required to cease selling electricity at the rates set forth in the existing PPAs. Under certain circumstances, loss of QF Status on a retroactive basis could lead to, among other things, claims by the utility customers for a refund of payments already made. Further, such facilities may lose all or some of such benefits if PURPA or the Illinois Public Utilities Act (or the regulations or orders promulgated there under) were repealed or modified or if any court or regulatory body adopted a new interpretation of such statute, regulation or order. From time to time, legislation modifying the Illinois Public Utilities Act has been proposed. If certain of the introduced legislation had been enacted in its proposed form, it would reasonably be expected to have a material adverse effect on the QSWEFS. To date such legislation has not been enacted, however, there can be no assurance that such legislation will not be enacted in the future. Any of these events could have a material adverse effect on USEB's ability to make payments to the Fund's Canadian subsidiary under the USEB Loan or USEB Royalty.

Reliance on Third Parties

The Fund is reliant upon USEB with respect to the administration and operations management of the USEB Renewable Projects.

For a more detailed discussion of risk factors, reference should be made to the Prospectus pages 103 to 116 which are incorporated by reference.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. has entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. shall be paid an annual fee of U.S. $430 from an indirect subsidiary of Cinergy and USEY.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five-year term unless terminated by any party.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements requires us to make estimates and judgments as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Fund's financial statements. We believe the following critical accounting estimate involves the more significant estimates and judgments used in the preparation of our financial statements:

Customer relationships

Customer relationships were recorded to account for the proportion of the proceeds from the purchase of the District Energy Systems that exceeded the book value of the existing assets. The fair value of the customer relationships balance is being amortized over 21 years on a straight-line basis. Management has used judgment and estimates in determining the appropriate amortization period giving consideration to both the historical performance of customer renewals and the useful life of the energy service agreements in place at the time of the acquisition of the District Energy Systems by the Fund.

USEB Loan Receivable

The Fund receives interest income and principal repayments in connection with their loan to USEB. Management of the Fund continually monitors the future expectations of cash receipts from the loan and the value of the outstanding principal by assessing USEB's cash flow generating capability and reviewing major cash flow factors such as production volume, operating costs and maintenance expenses. Consideration is given as to whether a decline in recent or future cash flow is regarded as continuing for an extended period of time or is temporary. Should cash flow be insufficient to service the loan obligation and the deficiency is regarded as permanent, the loan is considered impaired and a charge for impairment must be recognized. The charge taken will represent the reduced loan principal required to ensure that loan obligations can be met. It is the view of management of the Fund that there has been no impairment in these loans in 2004.

DISTRICT ENERGY FACILITIES - OUTLOOK

Expansion Projects

During 2004, the PEI System signed an agreement to supply district heating services to a new customer, which required the construction of underground service lines. In addition, the London System has substantially completed an upgrade project that is expected to create significant efficiencies and reduce fuel consumption. The total cost of these projects was approximately $1,000 and was funded from working capital.

The PEI improvement project was completed in October 2004, and the London improvement project was substantially completed and became operational in February 2005. These two projects together are estimated to provide additional cash flow in the range of $300-$500 per year.

THE FUND

Outlook

We are committed to growing the Fund through accretive investments. We have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there appears to be growing support for renewable power generation from both government and industry in light of Canada's commitment to the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. Countryside is actively evaluating opportunities in power generation and utility infrastructure from a financial and operational standpoint, with a view to increasing unitholder value and growing distributions.

Countryside Power Income Fund

MANAGEMENT'S DISCUSSION AND ANALYSIS

Q4 For the Year Ended December 31, 2005 [all amounts in thousands of dollars except per Trust Unit amounts, unless otherwise stated]

March 9, 2006

PRESENTATION OF FINANCIAL INFORMATION

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund (the "Fund") should be read in conjunction with the audited consolidated financial statements and notes thereto prepared as of and for the year ended December 31, 2005 and for the period from February 16, 2004 to December 31, 2004.

This MD&A provides information for the period from January 1 to December 31, 2005 and for the three months ended December 31, 2005, up to and including March 9, 2006.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time-to-time in the Fund's Annual Information Form dated March 31, 2005 as well as in the Fund's short-form prospectus dated November 8, 2005 filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Measures

Earnings before interest, income taxes, unrealized and realized interest rate swap and foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization expense. The Manager of the Fund (as defined below) believes that Adjusted EBITDA is a widely accepted financial indicator used by investors to assess the operational performance of a company or fund, and its ability to generate cash through operations.

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

OVERVIEW OF FUND AND RECENT DEVELOPMENTS

2005 Highlights

- Unitholder distributions were raised from $1.025 to $1.035 on an annual basis
- Cash available for distribution increased to $20,012
- The Fund executed on its growth strategy and acquired two power generation facilities in U.S.:
  - The acquisition was immediately accretive to distributable cash per unit
  - The acquisition related debt was refinanced, resulting in lower leverage and increased market capitalization while maintaining cash accretion per unit
- The Fund's management arrangements were modified to strengthen governance practices and to facilitate opportunities for further accretive investments in power generation and utility infrastructure

Countryside Power Income Fund

Overview

The Fund, through its operating subsidiaries, owns two district energy systems and two gas-fired cogeneration facilities. The district energy systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity (collectively, the "District Energy Systems"). The cogeneration facilities consist of the Ripon cogeneration plant ("Ripon Facility") located near San Francisco, California and the San Gabriel cogeneration plant ("San Gabriel Facility") located near Los Angeles, California (collectively, the "Cogen Facilities") and have approximately 94 MW of electric generation capacity, sold approximately 500,000 Mlbs (thousand pounds) of steam in 2005 and its principal assets. In addition, the Fund holds indirect investments in 22 renewable power and energy projects (the "Renewable Projects") located in the United States, which currently have approximately 51MW of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the Renewable Projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB"). USEB is a company unrelated to the Fund and has its own management and operations staff.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, renewable energy projects and district energy systems.

Recent Developments

Acquisition of Ripon Power LLC

On June 29, 2005, the Fund, through an indirect subsidiary, completed the acquisition of a 100% controlling interest in Ripon Power LLC ("Ripon Power") the holding company of Ripon Cogeneration LLC, a California-based power generation company, which owns the Cogen Facilities. In the transaction, the Fund, acquired Ripon Power for consideration of US $35,800 in cash plus the assumption of non-recourse project debt of US $59,500 for a total transaction value of US $95,300, or approximately CDN $117,000 based on exchange rates in effect on the date of closing. The Fund financed the acquisition through an expansion of its existing credit facility with a syndicate of banks led by the Toronto-Dominion Bank (the "Amended Credit Facility"). The Amended Credit Facility commitment has a maximum limit of $80,000.

Trust Unit and Exchangeable Debenture Offering (the "Offering")

On November 14, 2005, the Fund and Countryside Canada closed an offering of 4,720,000 trust units at $9.35 per unit for gross proceeds of $44,132 and US $55,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures ("Debentures"), due October 31, 2012. The Debentures were issued by Countryside Canada Power Inc. ("Countryside Canada"). Upon closing of the Offering, net proceeds were used to repay indebtedness under the Amended Credit Facility associated with the acquisition of Ripon Power, to acquire project-related debt of the Cogen Facilities from a syndicate of U.S. based lenders, with the excess remaining proceeds used for working capital purposes.

Increase in Unitholder Distributions and Management Agreement

On September 23, 2005, the Fund announced an increase in its annual distribution of $0.01 per unit. The first distribution under the new rate was paid on October 31, 2005 to unitholders of record on September 30, 2005.

Also on September 23, 2005, the indirect and direct subsidiaries of the Fund, Countryside US Holding Corp. ("Countryside US Holding") and Countryside Canada, respectively, entered into a management agreement with Countryside Ventures LLC (the "Manager") (the "Management Agreement"). Under the terms of the Management Agreement, which became effective November 1, 2005, the Manager will provide management and administrative services to the Fund, as well as new growth opportunities, under long-term agreements. The Manager will employ the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund, through Countryside US Holding and Countryside Canada, has a

right of first offer on all investment opportunities developed by the Manager that meet the Fund's investment criteria. In consideration for providing the management and administrative services under the Management Agreement, the Manager shall be entitled to reimbursement from the Fund of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services described above.

The Management Agreement also provides for compensation through a long-term incentive plan for each new asset, company or investment, acquired or made, by the Fund or any of its affiliates, and originated, structured or developed through the efforts of the Manager or its affiliates (the "LTIP"). Under the LTIP, the Manager will be entitled to a distribution from the new asset's operating or investment cash flow equal to 25% of the cash distributions made in excess of the preferred distribution made to the Fund, as defined in the Management Agreement. In the case of the Cogen Facilities, the Manager holds a subordinated membership interest in Ripon Power and will share with the Fund, to the extent available, the excess operating cash flow of the Cogen Facilities on a 25% and 75% basis, respectively.

OPERATING RESULTS

Consolidated Results of the Fund

Countryside's total revenue for the three months ended December 31, 2005 was $23.8 million, an increase of $16.0 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities. Excluding the effect of the acquisition, revenue would have been $8.7 million, up 10.7% from $7.9 million in the same period in 2004, primarily due to higher revenues at the District Energy Systems. In the year ended December 31, 2005, revenue was $67.2 million. Since the Fund commenced operations on April 8, 2004, there is no comparable 12 month period in 2004 at the Fund level.

The Fund's Adjusted EBITDA in the three-months ended December 31, 2005 was $6.5 million, an increase of $2.6 million from the prior year period, again due primarily to the addition of the Cogen Facilities. Excluding the quarterly results of Ripon and other Ripon-related expenses, Adjusted EBITDA would have been $4.2 million in the fourth quarter, an increase of 9.7% compared to $3.8 million in the prior year period. For the year ended 2005, Adjusted EBITDA was $24.5 million.

Operating income for the three-months ended December 31, 2005 was $3.4 million, an increase of $0.3 million from the prior year comparative period. The Cogen Facilities did not impact the results as significantly on an operating income basis as they did on the revenue and Adjusted EBITDA measures, due to the significant increase in depreciation and amortization resulting from the acquisition of the Cogen Facilities. Operating income for the year ended December 31, 2005 was $16.4 million.

Net income in the three-month period ended December 31, 2005, was $4.0 million or $0.24 per unit, compared with $2.2 million or $0.14 per unit in the comparable period of 2004. The increase in net income from the prior quarter comparative period was driven by a number of factors in addition to those described above related to the increases in Adjusted EBITDA and operating income as a result of the acquisition of Ripon Power, as follows: (i) approximately $1.7 million related to a decrease in the tax provision, partially related to deferred taxes on losses not previously recognized; (ii) an increase in net realized and unrealized gains on interest rate swaps of approximately $1 million primarily as a result of the settlement of an interest rate swap associated with the acquired Ripon project debt and (iii) an unrealized foreign exchange gain of approximately $0.8 million related to the carrying value of the US dollar denominated Debentures. Offsetting these increases was an increase in interest expense of $1.8 million relating to increased debt resulting from the amended credit facility and interest on the Debentures issued during the fourth quarter. Net income was $13.2 million or $0.85 per trust unit for the year ended December 31, 2005 compared with $7.6 million or $0.51 per trust unit for the prior comparative period.

Results of District Energy Systems

As the Fund was created on February 16, 2004, and acquired the operations of the District Energy Systems on April 8, 2004, the comparative period ended December 31, 2004 includes 267 days of operations and therefore for comparative purposes, the 2004 consolidated financial statements of the Fund exclude the period from January 1, 2004 to April 8, 2004. In order to enhance its usefulness, the analyses included in this MD&A of the District Energy Systems include the summary of the operating results of the District Energy Systems from January 1, 2004

to December 31, 2004. This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the District Energy Systems.

The District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component typically providing for the pass through of changes in fuel prices to the customers. The energy rates paid by customers in London are generally reflective of the price of natural gas and are adjusted upward or downward to compensate for changes in the price of natural gas. In regard to the PEI System, the energy rates paid by larger customers are generally reflective of the cost and mix of fuels and are adjusted upward or downward to compensate for changes in the price of fuel. Smaller customers of the PEI System have rates based on the local price of fuel oil. For such customer rates, changes in the local fuel price will have a greater impact on the revenues of the PEI System than the impact that such changes will have on the cost of operation of the PEI System. As a result of the energy rate pricing structures, the District Energy Systems' revenue can increase or decrease depending on changes in fuel prices and, to a lesser extent, the fuel mix. During the last year, the global market price increases for natural gas and oil have affected our District Energy Systems in terms of both increased fuel costs and corresponding increased energy revenues.

District Energy Financial Results

	Three-month period ended December 31, 2005	**Three-month period ended December 31, 2004**	**Twelve-month period ended December 31, 2005**	**Twelve-month period ended December 31, 2004**
Energy Volumes				
Sales of Steam (Mlbs) (Combined PEI & London Systems)	114,190	116,951	422,826	425,752
Sales of Hot Water (MMBtus) (PEI System only)	88,053	88,287	313,314	312,350
Sales of Chilled Water (MTon/hr) (London System only)	268	257	2,913	2,423
Fuel Consumed (MMBtus) *(Combined PEI & London Systems)*	305,587	328,596	1,138,032	1,177,428
Financial Indicators [000's]	$	$	$	$
District Energy Systems' Energy Revenues	5,188	4,426	17,932	16,139
Capacity	*1,874*	*1,820*	*7,371*	*7,080*
Energy	*3,314*	*2,606*	*10,561*	*9,059*
Other Revenues	447	388	1,894	1,691
Fuel and Consumables Expense	2,688	2,271	8,548	7,881
Operating, Labour and Maintenance Expense	1,107	965	4,346	4,294
General and Administration Expense	280	272	1,046	1,030
Adjusted EBITDA	**1,560**	**1,306**	**5,886**	**4,625**
Depreciation and Amortization Expense	348	340	1,469	1,248
Operating Income	**1,212**	**966**	**4,417**	**3,377**

Energy Volumes and Revenues

In the three-month period ended December 31, 2005, the District Energy Systems' steam sales volumes decreased from the prior year results by approximately 2%. These reductions were principally based on more moderate temperatures resulting in lower energy requirements from customers for heating. Hot water sales volumes were consistent with the prior year comparative period.

In the twelve-month period ended December 31, 2005, the District Energy Systems' energy volumes sold for steam and hot water were essentially flat. Steam sales volumes decreased by less than 1 % while hot water sales volumes increased by less than 1 %. Increased volumes during the first quarter heating season were offset by lower volumes during the remainder of the year.

Sales volumes of chilled water for the three-month period ended December 31, 2005 increased approximately 4% over the prior year and for the twelve-month period ended December 31, 2005 chilled water sales volumes

increased by 20% over the same period in 2004. These increases were due to higher cooling requirements as a result of warmer than average temperatures primarily during the second and third quarters of 2005.

In the three-month period ended December 31, 2005, total revenues from District Energy Systems' energy sales increased by 17% from the prior year period. The increase in energy revenue was due primarily to energy rate increases, resulting from higher fuel prices that are passed through to customers as well as higher customer contract reference prices. In the year ended December 31, 2005, total District Energy Systems' energy revenues increased approximately 16%, also primarily resulting from increases in energy revenues, which were due to customer fuel price increases. Capacity payments increased by approximately 4%, reflecting contract price index adjustments. Capacity payments are fixed payments, which are received regardless of energy volumes delivered.

Other Revenues

Other revenues consist of waste fuel fees received at the PEI System as well as other miscellaneous revenue items. Such revenue increased in both the three-month and twelve-month periods ended December 31, 2005 from their respective comparative prior year periods primarily due to contract price increases as well as higher waste volumes processed.

Fuel and Consumables Volume and Expense

In the three-month period ended December 31, 2005 total fuel consumed by the District Energy Systems decreased 23,000 MMBtu or 7% and decreased by 39,000 MMBtu or 3% for the year ended December 31, 2005. The decrease in both periods was essentially due to the increased efficiency recognized at the London System as a result of the capital improvement program substantially completed in the first quarter of 2005.

Fuel and consumables expense increased 18% and 8% in the three months ended December 31, 2005 and the year ended December 31, 2005, respectively. The increase in both periods was due primarily to an increase in the price of gas consumed at the London System. Increased costs were offset approximately $350 for the twelve-month period ended December 31, 2005 by reduced consumption resulting from efficiency improvements.

Total Non-Fuel Expenses

In the three-month period ended December 31, 2005, operating, labour and maintenance expense was $1,107, 15% higher than the prior comparative three-month period. In the year ended December 31, 2005 operating labour and maintenance and repairs were 1% higher than the prior year comparative period. The increase for both periods was related to plant equipment and distribution system maintenance for both systems.

General and administration expenses were only negligibly higher in both the quarterly period ended December 31, 2005 and for the year ended December 31, 2005, when compared to their respective prior year periods.

Adjusted EBITDA

In the three-month period ended December 31, 2005, Adjusted EBITDA increased 20% from $1,306 to $1,560 when compared to the prior year period, mainly a result of higher margins from district energy sales at both systems resulting from higher fuel prices combined with improved fuel efficiencies at the London System. In the year ended December 31, 2005, Adjusted EBITDA increased 27% from $4,625 to $5,886 when compared with the prior year period at both district energy systems due to improved operational efficiencies and higher margins from district energy sales resulting from higher fuel prices .

Depreciation and Amortization Expense

The increase in depreciation and amortization expense in both the three-month and twelve-month periods ended December 31, 2005 was mostly due to an increase in property, plant and equipment depreciation related to the increase in capital assets including the improvements at the London System.

Results of Cogen Facilities

Power Purchase Agreements

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant and the San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant. The Cogen Facilities are qualifying facilities ("QFs") under the cogeneration regulations of the Federal Energy Regulatory Commission ("FERC") implementing the Public Utilities Policy Act of 1978 ("PURPA") and thus are currently exempt from rate regulation as an electric utility under federal and state law. Power sales comprise the bulk of the Cogen Facilities sales revenue. Electrical capacity and energy is sold pursuant to long-term power purchase agreements ("PPA") with Pacific Gas & Electric ("PG&E") and Southern California Edison ("SCE") for the Ripon and San Gabriel Facilities, expiring in 2018 and 2016, respectively. For the full operating year, energy payments under the PPA have historically contributed the majority of total power sales with capacity payments making up the balance.

In 2001, the Ripon Facility and PG&E entered into a five year interim agreement of the Ripon Facility's power purchase agreement which substituted PG&E's marginal production or short-run avoided cost ("SRAC") with a primarily fixed energy rate subject to adjustment for time of use factors ("Ripon Amendment"). As a result, the Ripon Facility receives energy payments from PG&E that correlate with the prices charged for fuel under the natural gas contract with BP Energy Company ("BP"). The San Gabriel Facility currently receives a monthly energy payment for energy delivered to SCE in an amount calculated by reference to a SRAC pricing formula specified in the five year interim agreement of its PPA which terminates no later than July 1, 2006 ("SG Amendment"). As a result of the SG Amendment, the San Gabriel Facility receives energy payments from SCE that correlate with the prices charged by BP under the natural gas supply contract, as SCE's SRAC and BP's pricing formula inputs are both derived from the same regional gas price indices.

When both the Ripon and San Gabriel Amendments expire in mid-2006, it is expected that the Ripon Facility and San Gabriel Facility, respectively, will again receive energy payments under their respective PPAs based on each of their utility customer's full SRAC energy prices, which are generally derived from their respective regional natural gas price index and utility system heat rates. There is an open proceeding in which the California Public Utilities Commission ("CPUC") has indicated it will review the formula for California SRAC pricing for possible prospective changes (See "Risks and Uncertainties – Electricity Pricing"). Although the Ripon and SG Amendments expire in mid-2006, it does not alter PG&E's or SCE's commitment to make both firm energy and capacity payments to both the Ripon Facility and the San Gabriel Facility until the PPAs expire in 2018 and 2016, respectively.

Steam Sales Agreements

Process steam from each of the Cogen Facilities is sold under long term steam sales agreements, which are coterminous with the PPAs. On a combined basis, process steam sales has accounted for an average of approximately 6% of total energy revenues based on results for the six-month periods ended December 31, 2004 and 2005.

Fuel Supply Agreements

Full natural gas requirements are supplied to the Cogen Facilities under contracts with BP that expire on June 30, 2006. Prior to the expiry of the existing fuel contracts, the Cogen Facilities intend to enter into new contracts with one or more investment grade gas supplier(s) that would provide full natural gas requirements to meet electric power and thermal supply commitments under the PPA and steam sales agreements. Pricing is expected to be structured to substantially correlate with the SRAC energy pricing formula in effect when the Ripon and SG Amendments expire on a concurrent basis (See "Risks and Uncertainties –Risks Related to Operations").

Cogen Facilities' Financial Results

	Three-month period ended December 31, 2005	Three-month period ended December 31, 2004	Six-month period ended December 31, 2005	Six-month period ended December 31, 2004
Energy Volumes				
Sales of Electricity (MWh)	103,633	158,480	236,819	287,833
Sales of Steam (Mlbs)	125,893	137,880	242,246	261,423
Fuel Consumed (MMBtus)	1,083,812	1,559,424	2,437,922	2,962,334
Financial Indicators (US $000)	**US$**	**US$**	**US$**	**US$**
Cogen Facilities' Energy Revenues	12,637	13,029	28,871	28,174
Electrical Energy	*9,882*	*9,919*	*18,137*	*17,064*
Electrical Capacity	*1,746*	*2,217*	*8,986*	*9,443*
Steam	*1,009*	*893*	*1,748*	*1,667*
Other Revenues	26	58	40	90
Fuel and Consumables Expense	6,907	9,408	14,535	16,701
Operating, Labour and Maintenance Expense	1,950	1,949	3,673	3,599
General and Administration Expense	471	262	622	500
Adjusted EBITDA (US$000)	**3,335**	**1,468**	**10,081**	**7,464**
Depreciation and Amortization Expense	1,988	1,314	3,943	2,625
Operating Income (US$000)	**1,347**	**154**	**6,138**	**4,839**
	CDN$	**CDN$**	**CDN$**	**CDN$**
Adjusted EBITDA ($000)	**3,954**	**1,786**	**12,182**	**9,674**
Operating Income ($000)	**1,571**	**187**	**7,414**	**6,272**

The results of the Cogen Facilities will be discussed in thousands of US Dollars since the exchange to Canadian dollars skews the actual results of operations.

Energy Volumes and Revenues

In the three-month period ended December 31, 2005 electrical energy sales volumes decreased by 35% from the prior year comparative period. The decrease in electricity production was due to a planned maintenance shutdown of the Ripon Facility during November and December, 2005. The 18% decrease in the six-month period ended December 31, 2005 when compared with the prior year period was primarily for the same reason.

In the three-month period ended December 31, 2005, steam sales volumes decreased by 9% from the prior year period and decreased by 7% in the comparative six-month period ended December 31, 2005 due to decreased demand from the steam hosts.

Electrical energy revenue decreased only marginally when compared with the prior year three-month period ended December 31, 2004 despite the 35% reduction in electrical energy sales volumes. The small revenue decrease, when compared to the larger volume decrease in the same period was due to higher energy rates at the San Gabriel Facility, resulting from higher fuel prices, which were passed through to customers. Electrical capacity revenue, which is based on the Facilities' availability factor, decreased 21% from the prior year comparative period. This was due to the maintenance shutdown during the off-peak months of November and December 2005 at the Ripon Facility.

In the six-month period ended December 31, 2005, electrical energy revenues increased by 6% when compared with the prior year period for the same reason. Electrical capacity revenue decreased by 5% in the six-month period ended December 31, 2005 as described above for the three-month period results. Steam revenues increased by 5% when compared to the prior year period for the same reason that the electrical energy revenues increased.

Other revenues consist of interest income earned during the period.

Fuel and Consumables Volumes and Expense

Fuel consumed in the three-month period ended December, 31, 2005 decreased primarily due to the Ripon Facility planned maintenance shutdown during November and December of 2005, by 475,612 MMBtus or 31% when compared to the prior year period. The same occurrence caused the decrease of 18% in fuel consumed during the six-month period ended December 31, 2005.

During the Ripon Facility's maintenance shutdown, BP, Ripon's fuel supplier, remarketed approximately 549,000MMBtus of natural gas not delivered to the Ripon Facility at economically favourable pricing. The associated savings of $2,530 were credited to the Ripon Facility and reduced its' fuel and consumables expense, resulting in decreased fuel costs of 27% for the three-month period December 31, 2005. Fuel costs decreased by 13% from the prior year six-month comparative period ended December 31, 2004. The fuel cost decrease was primarily due to the Ripon Facility's maintenance shutdown resulting in fuel cost savings as described above, offset by an increase in the cost of fuel at the San Gabriel Facility due to an increase in the average gas price for the six-month period ended December 31, 2005 when compared to the same six-month period in 2004.

Total Non-Fuel Expenses

Operating, labour and maintenance expense in the three-month period ended December 31, 2005 was similar to the prior year comparative period. Expenses in the six-month period ended December 31, 2005 increased by 2% when compared to the prior year period, mainly due to marginally increased labour and supervision expenses.

General and administration expense in the three-month period ended December 31, 2005 increased 80% when compared to the prior year period as a result of transactional advisory costs related to the acquisition of the Ripon Facilities by the Fund. Expenses in the six-month period ended December 31, 2005 increased by 24% when compared to the prior year period, due to the advisory costs notes above, coupled with costs incurred in 2004, related to a possible Ripon Facility expansion which were not similarly incurred in 2005.

Adjusted EBITDA

Adjusted EBITDA increased by $1,867, or 127% in the three-month period ended December 31, 2005 compared with the prior year period, mainly due to improved operational performance and the lower fuel costs at the Ripon Facility. In the six-month period ended December 31, 2005, Adjusted EBITDA increased $2,617 or 35% for the same reasons.

Depreciation and Amortization Expense

Depreciation and amortization increased in both the three-month and six-month periods ended December 31, 2005 when compared to their respective prior year periods. The increases were as a result of the assessment and corresponding changes in the fair values of the property, plant and equipment and other intangibles on the date of acquisition by the Fund and the resultant change in depreciation and amortization expense.

Results of Corporate and Other

Corporate and Other results as presented below include the Fund's loan to, and convertible royalty interest in, USEB as well as its' corporate administrative operations, including those related to the Cogen Facilities. The Fund was created on February 16, 2004 and was dormant until April 8, 2004, thus the results in the twelve-month period ended December 31, 2004 are not comparative and, as such, will not be discussed.

Corporate and Other

	Three-month period ended December 31, 2005	Three-month period ended December 31, 2004	Year ended December 31, 2005
	$	$	$
Interest Income on Loans to USEB	2,868	2,917	11,546
Other Revenues	221	147	849
Total Revenue	3,089	3,065	12,395
General and Administration Expense	2,117	524	5,953
Adjusted EBITDA	972	2,541	6,442
Depreciation and Amortization Expense	366	382	1,824
Operating Income	606	2,159	4,618

Revenue

Interest Income on Loans to USEB

Interest income on loans to USEB was, as scheduled, $2,868 in the three-month and $11,546 in the twelve-month period ended December 31, 2005 based on a fixed interest rate of 11.0% per annum on the loan balance remaining as at December 31, 2005 of $103,961. The USEB loan pays principal and interest monthly. As at the end of December 31, 2005, the Fund received a total of $476 in scheduled principal repayments on the loan receivable from USEB during the quarterly period and $1,828 during the twelve-month period.

The terms of the USEB loan agreements require that USEB establish various restricted reserve accounts upon origination of the loan and to fund two of those reserves on an ongoing basis from available cash flow. USEB's ten Illinois-based projects receive a subsidy from the State of Illinois ("ICC Subsidy") and a portion thereof is set aside on a monthly basis into a reserve account ("ICC Reimbursement Account"). On December 31, 2005, the total investment value of the ICC Reimbursement Account was US $26,429. The ICC Reimbursement account is invested in a balanced portfolio of liquid equity and fixed income instruments. The investments in the ICC Reimbursement Account and the ICC subsidy received under various power sales contracts have been pledged to collateralize repayment of the USEB loan to the Fund. In addition, USEB is required to fund a Debt Service Reserve Account ("USEB DSR") on a quarterly basis from available cash flow after payment of all operating and maintenance expenditures, debt service, and ICC Subsidy Deposits but before growth capital expenditures and dividends (including the convertible royalty interest). On December 31, 2005, the USEB DSR had an investment value of US $2,104. The USEB DSR cash deposits have been invested in high quality liquid instruments and also have been pledged to the Fund to secure repayment of the loan. The USEB DSR can be drawn upon first by the Fund to meet debt service on the USEB loan to the extent USEB operating cash flow is insufficient. Including a construction reserve account at the USEB level in the amount of US $3,366, there were liquid reserves in excess of US $31,899 that collateralize the repayment of the USEB loan to the Fund as of December 31, 2005. In addition, the Fund's investment is collateralized by all of USEB's assets and energy sales contracts.

Other Revenues

Other revenue at the Fund level is comprised of USEB royalty interest, fee revenue from U.S. development partners as well as miscellaneous interest income on cash equivalents held at the Fund level.

Total General and Administration Expenses

In the three-month period ended December 31, 2005, general and administration expense increased by $1,593. The subordinated distribution accrued to the Manager in the quarter was $715. A further $549 of the increase related to accruals for increased compensation in connection with the Fund's expanded operations and meeting certain operational and growth related incentive targets pursuant to the terms of the Management Agreement.

Countryside Power Income Fund

Development fee revenue and expenses owing from U.S. Energy Systems, Inc. ("USEY") accrued during the period from May through September 2005 of approximately $165 were written off during the fourth quarter of 2005, further contributing to the comparative increase. The remainder of the increase in general and administration costs related primarily to incremental costs associated with increased transfer agent, audit, tax and insurance accruals.

In the year ended December 31, 2005, the $5,953 of general and administration expense included the subordinated distribution accrued to the Manager of $1,993, as described above, as well as the reimbursement of transaction costs of $437 paid to the Manager related to the Ripon Power acquisition. The other cost differences from the prior period ended December 31, 2004 occurred primarily during the fourth quarter of 2005 as outlined above. In the three-month period and the year ended December 31, 2005, transaction costs related to the Ripon transaction of $642 and $1,080, respectively, were expensed, but were not deducted in the calculation of distributable cash per unit, as the costs were part of the Ripon transaction and not paid from cash flow from regular operations.

Adjusted EBITDA

Adjusted EBITDA decreased by $1,569 or 62% in the three-month period ended December 31, 2005 compared with the three-month period ended December 31, 2004 due to a slight decline in revenue coupled with an increase in expenses as described above. The Manager's share of the Subordinated Distribution which accounted for half of the increase in general administrative expenses are not an ongoing cost to manage the Fund's operating activities,

Depreciation and Amortization Expense

There was little change in depreciation and amortization expense in the comparative three-month period ended December 31, 2005.

DISTRIBUTIONS DECLARED TO UNITHOLDERS

While the first quarter of the calendar year is generally the most profitable quarter for the District Energy Systems, the second and third quarters are generally the weakest quarters due to warmer temperatures which result in lower demand for thermal energy requirements by customers. The results of the Cogen Facilities directly offset this pattern in that their most profitable quarters are generally the second and third quarters when capacity payments under the power purchase agreements are the highest. On a consolidated basis, cash flow is expected to be greatest during the second and third quarters on an ongoing basis due to the contribution from the Cogen Facilities.

	Three-month period ended December 31, 2005 $	Year ended December 31, 2005 $	267-day period ended December 31, 2004 $
Cash provided by operating activities	**3,145**	**16,541**	**8,708**
Add: Changes in working capital	2,205	2,393	1,409
Funds from operations before working capital changes	5,350	18,934	10,117
Add:			
Receipt of principal on USEB loans	476	1,828	1,211
Transaction costs expensed[1]	642	1,080	-
Deduct:			
Principal repayments on Cogen Facilities' project-related debt	-	957	-
Purchases of capital assets for regular operations[2]	128	504	253
Royalty Interest[3]	133	369	-
Distributable cash for the period	**6,207**	**20,012**	**11,075**
Distributions declared for the period	**4,674**	**16,145**	**11,161**
Distributable cash per Trust Unit for the period	**$0.364**	**$1.290**	**$0.743**
Distributions declared per Trust Unit for the period (whole dollars)	**$0.271**	**$1.041**	**$0.749**

1 Transaction costs related to the Ripon acquisition transaction were paid to the Manager and advisors out of financing proceeds and were not operational in nature

2 Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures for the year ended December 31, 2005 were $855.

3 *As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity* distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB. This method of calculating distributable cash was adopted retroactively in the three-month period ended March 31, 2005. Prior to January 1, 2005, distributable cash included royalty interest income as earned.

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. From the inception of the Fund on April 8, 2004 up to the distribution declared in September 2005, all distributions declared have been $0.0854 per month, except for the distributions payable December 31, 2004 and June 30, 2005 which were $0.0855 to make up for rounding differences. On September 23, 2005 the Fund announced an increase in distributions to approximately $0.0863 per month, which is equivalent to $1.035 per trust unit per annum.

The Fund intends to meet future distribution payments from cash flow generated from its operating assets and investments, and expects to maintain cash distributions for the 2005 year at the increased level of $1.035 as noted above, compared with annualized distributions, since inception, of $1.025 per Trust Unit.

The composition of distributions paid by the Fund for 2004 was approximately 71% return on capital and 29% return of capital. The Manager estimates that in 2005, the composition of distributions for tax purposes will be approximately 66% return on capital and 34% return of capital.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments. Additionally, the Fund has $10,312 of cash on hand. As of December 31, 2005, the Fund's three-year $80,000 Amended Credit Facility had on outstanding balance of $47,500. Additionally, a US $3,000 Letter of Credit was outstanding, and $1,615 was drawn on the swing line of credit, leaving $27,396 in available credit. This remaining unutilized commitment amount remains available for working capital purposes, including financing new growth and the expansion of existing facilities. On November 14, 2005, the date of the closing of the Offering, the Fund repaid $30,500 of the Amended Credit Facility and an indirect subsidiary of the Fund acquired the Cogen Facilities' project-related debt with an outstanding balance of US $58,718 and repaid a working capital revolver loan for US $500. The project-related debt at the Cogen Facilities' was acquired and amended to an amount of approximately US $52,000 (the "Countryside Holding Note").

Countryside Power Income Fund

Cash used in investing activities was $41,830 in the twelve-month period ended December 31, 2005, due to the acquisition of Ripon Power, which required $42,803 in cash, coupled with scheduled repayments of $1,828 received by the Fund on the USEB loan offset by $855 in capital expenditures. Of the capital expenditures, $504 was operations related capital expenditures and $351 were growth capital expenditures, the majority of which related to the efficiency improvements at the London System.

Net cash provided by financing activities consists primarily of the net cash received related to the Offering of $41,155 for units and $60,258 for the Debentures as well as increased borrowings on the Amended Credit Facility of $48,000 to finance the acquisition of Ripon Power. This cash inflow was offset by the acquisition of the Cogen Facilities' project-related debt of $70,490 (US $58,718) and the repayment of the Amended Credit Facility by $30,500 which was funded by the Offering. Cash used in financing activities included distributions to Unitholders and deferred financing charges related to the origination and structuring of the Amended Credit Facility.

The increase in cash during the twelve-month period is primarily related to the contribution from cash flow from operations at the Cogen Facilities.

The Fund expects to be able to renew or refinance its Amended Credit Facility when it comes due.

Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 Years
Long-term debt	$ 47,500	$ -	$ 47,500	$ -	$ -
Exchangeable debentures	62,295	-	-	-	62,295
Swing line of credit	1,615	1,615	-	-	-
Capital lease obligations	291	45	156	71	19
Operating leases	5,459	1,469	2,086	1,656	248
Other long term obligation	17	17	-	-	-
Total Contractual Obligations	**$ 117,177**	**$ 3,146**	**$ 49,742**	**$ 1,727**	**$ 62,562**

Countryside Power Income Fund

SUMMARY OF QUARTERLY OPERATIONAL RESULTS

	83-Day Period Ended June 30, 2004 *Q2*	Three-month Period Ended September 30, 2004 *Q3*	Three-month Period Ended December 31, 2004 *Q4*
Energy Volumes			
Sales of Steam (Mlbs)	67,897	68,225	116,952
Sales of Hot Water (MMBtus)	52,976	37,520	88,286
Sales of Chilled Water (MTon/hr)	739	1,285	257
Sales of Electricity (MWh)	125	18	201
Fuel Consumed (MMBtus)	204,975	182,625	328,596
Financial Indicators	$	$	$
Total Revenues	6,543	6,714	7,879
Adjusted EBITDA	3,599	3,861	3,848
Net Income	2,711	2,694	2,160
Net income per Trust Unit (whole dollars)	0.18	0.18	0.15

	Three-month Period Ended March 31, 2005 *Q1*	Three-month Period Ended June 30, 2005 *Q2*	Three-month Period Ended September 30, 2005 *Q3*	Three-month Period Ended December 31, 2005 *Q4*
Energy Volumes				
Sales of Steam (Mlbs)	171,842	72,222	180,926	240,084
Sales of Hot Water (MMBtus)	132,625	60,119	32,516	88,053
Sales of Chilled Water (MTon/hr)	136	915	1,593	268
Sales of Electricity (MWh)	292	171	133,393	103,830
Fuel Consumed (MMBtus)	436,099	223,442	1,498,207	1,887,829
Financial Indicators	$	$	$	$
Total Revenues	9,376	7,189	26,754	23,842
Adjusted EBITDA	4,427	3,145	10,565	6,486
Net Income	3,020	891	5,211	4,039
Net income per Trust Unit (whole dollars)	0.20	0.06	0.35	0.24

All of the indicators outlined above have been significantly impacted by the acquisition of the Cogen Facilities beginning with Q3 of 2005. The third quarter of 2005 was the first time the Cogen Facilities' energy volumes and financial results were incorporated into those of the Fund, and the quarter included the full quarter of the Cogen Facilities' results. This makes the comparability of quarters before and after the Ripon Power acquisition on June 29, 2005 less meaningful.

District Energy System energy volumes and sales are seasonal, with a majority of energy volumes, sales and earnings occurring during the winter heating season and typically lower results during spring and fall when less heating is required by customers. Sales of steam and hot water are greatest during the winter heating season in Q1 and Q4, while sales in the summer quarters, Q2 and Q3, are much lower in terms of revenue earned. The Cogen Facilities' energy volumes and sales are also seasonal, offsetting the seasonal impact of the District Energy Systems. The majority of the Cogen Facilities sales and earnings occur during the summer quarters, Q2 and Q3, and results are lower during the winter season when electrical capacity revenues are lower. The cyclicality of the Cogen Facilities' results are expected to have a greater overall impact on energy volumes, revenues, Adjusted EBITDA and net income than those of the District Energy Systems.

Adjusted EBITDA and net income will generally follow a seasonal pattern similar to increases and decreases in energy volume sales, although there were some anomalies in Q2 and Q3 2004, as well as Q2 2005 due to non-cash related adjustments for unrealized gains and losses on the interest rate swap and foreign exchange, write-off of deferred financing fees on the original bank credit facility and for the deferred tax treatment of some items. The results for Adjusted EBITDA and net income in the three-month period ended June 30, 2005 were significantly impacted by the expensing of Ripon Power related transaction costs of $437 paid to the Manager, as well as the write off of $415 in deferred financing fees also related to the Ripon Power acquisition. Excluding these

transaction costs related to the Ripon Power acquisition, Adjusted EBITDA would have been $3,997 and net income would have been $1,743. These expenses were not related to the ongoing operations of the Fund.

Prior to the third quarter of 2005, the variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004. The Cogen Facilities contributed much of the increases in sales volumes and fuel consumed between 2004 and 2005.

FINANCIAL INSTRUMENTS

Interest Rate Swap

During December 2005 one of the Fund's indirect subsidiaries entered into an interest rate swap agreement to fix the interest rate paid on $47,000 of its long-term debt at a current rate of 3.87%. The swap matures on June 27, 2008. The notional amount of the swap is $47,000 and payments are due every three months. As at December 31, 2005, the fair value of the swap agreement was $253 favourable.

Foreign Exchange

Substantially all of the District Energy System's operations and earnings are in Canadian dollars. The USEB loan is denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange and revenue volatility risk of the Fund, respectively. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans.

The operations and earnings of the Cogen Facilities are in US dollars. The Fund has capital-related obligations in the form of interest payments on the Debentures, as a result of the acquisition of Ripon Power. Of the annual US dollar cash flow from the Cogen Facilities that is expected to meet those obligations, approximately US $3,400 is naturally hedged through the fixed interest coupon related to the US dollar denominated Debentures issued through Countryside Canada.

Approximately US $5,300 of annual cash flow from the Cogen Facilities, all or a portion of which is expected to be used to meet Canadian dollar denominated debt service obligations and anticipated monthly unitholder distributions, is hedged using Canadian dollar, monthly "knockout" call option contracts which have an exercise price of US $0.89 per Canadian dollar. The Fund has purchased thirty-six consecutive monthly call option contracts at the same exercise price until December 2008. To the extent that the US/Canadian dollar exchange rate reaches US $0.84 (the "Knockout Price") at anytime while option contracts are still in effect, the remaining unexpired monthly call option contracts will immediately expire and be automatically replaced with a forward foreign exchange contract at an exchange rate equal to the Knockout Price with the same scheduled monthly Canadian dollar amounts and a final expiry of December 2008. When the US dollar exchange rate reaches $0.89 or higher, the Fund has the option to exercise the call option and fix the exchange rate at $0.84. The parameters related to the call options and currency hedge described above have the effect of limiting the Fund's risk to foreign exchange fluctuation between $0.84 and $0.89 on US $5,300 annually for a three year period.

The call option contracts were entered into with a Schedule 1 bank during December of 2005 at a cost of US $188.

RISKS AND UNCERTAINTIES

Risks Related to Operations

USEB's Renewable Projects' ability to generate and deliver to its customers electricity and biogas (as applicable) on a daily basis and at certain expected levels is the main factor in determining the cash available for payments by USEB to Countryside Canada under the USEB Loan and the USEB Royalty. Similarly the District Energy Systems' ability to deliver steam, hot water and chilled water to its customers is the main factor for determining the cash available for distribution to unitholders from such facilities. Likewise, the Cogen Facilities' ability to deliver electricity and steam to their customers is the main factor for determining cash available for distribution to unitholders from such facilities. If operations are interrupted at the Fund's operating facilities or USEB due to mechanical failure, lack of fuel supply or for other reasons, it could have a negative effect on distributable cash to unitholders.

The amount of energy produced by USEB's Renewable Projects also depends on the extraction and availability of biogas from public and privately owned landfills. The quantity of biogas available and the ability to collect it is determined by numerous factors which are beyond the control of USEB and which cannot be predicted with certainty.

Likewise, the amount of energy generated by the PEI System is dependent on the availability of a suitable supply of wood waste and municipal solid waste which may be subject to adverse change for reasons beyond the control of the Fund.

The Cogen Facilities use natural gas for fuel. The Cogen Facilities currently purchase natural gas through purchase transactions entered into pursuant to a base gas purchase agreement which expires on June 30, 2006. There can be no assurance that the Cogen Facilities will enter into new long-term gas contracts or otherwise purchase natural gas in the market at the same price as they receive today. Further, the prices which the Cogen Facilities currently pay for natural gas correlate with the energy prices which the Cogen Facilities receive under amendments to its PPA's. Such PPA amendments expire on June 30, 2006 and the energy prices received are expected to revert to the utilities full short run avoided costs, commonly referred to as Short Run Avoided Cost or "SRAC", which currently correlate with California gas price indices. The Ripon PPA and the San Gabriel PPA do not expire until 2018 and 2016 respectively. The SRAC rates are the subject of a pending regulatory proceeding and may be modified. (See "Risks and Uncertainties – Electricity Pricing"). The Manager is attempting to negotiate new gas purchase contracts which will correlate the Cogen Facilities' future gas costs with future energy prices. In the event such negotiations are unsuccessful and the Cogen Facilities' gas costs increase without compensating adjustments in energy prices, operating margins at the Cogen Facilities may be reduced in turn reducing the Fund's distributable cash.

Electricity Pricing

While a majority of the off-takers of USEB's Renewable Projects are contractually obligated to purchase electricity under long-term PPAs, those projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term contracts terminate or expire, USEB will be required to either re-negotiate with existing off-takers, negotiate new PPAs with new off-takers, or sell electricity into the electricity wholesale market or spot market, in which case the prices for electricity will depend on prevailing market conditions. Similarly, when the USEB Renewable Projects located in Illinois are no longer eligible to receive incentives under the Illinois Public Utilities Act, it is expected that the projects will seek to negotiate new contracts in the wholesale and green power markets based on rates prevailing in those power markets at the time. Further, the Gross Price which USEB's Illinois-based Renewable Projects receive is equal to the average amount per kWh paid by the local government entities in the project's respective jurisdiction which has been subject to change and, may be subject to further change in the future.

The Cogen Facilities sell power pursuant to two long term PPAs which provide for capacity payments (which are substantially fixed) and energy payments, which generally are based on utilities' full SRAC as determined by the CPUC. Under the PPAs, the Cogen Facilities' ongoing ability to receive the full firm capacity payment and capacity bonus payments is conditioned upon the delivery of the contract capacity during on-peak hours during the summer peak months May through October for the Ripon Facility and June through September for the San Gabriel Facility subject to certain terms and conditions. Any adverse change in capacity and/or capacity bonus payments may negatively impact the Cogen Facilities' cash flow which in turn may negatively impact the Fund's distributable cash.

In 2001, the Ripon Facility and PG&E entered into a 5 year amendment of the Ripon Facility PPA which substituted a primarily fixed energy rate (subject to adjustment for time of use factors) for SRAC. When this amendment expires in July 2006, it is expected that the Ripon Facility will again receive energy payments under the Ripon Facility PPA based on PG&E's SRAC prices. The San Gabriel Facility currently receives a monthly energy payment for energy delivered to SCE in an amount calculated by reference to a SRAC pricing formula specified in the five year interim agreement of its PPA which terminates no later than July 1, 2006 ("SG Amendment"). Currently, the SRAC energy prices are based on a transition formula, which is determined separately by each utility on a monthly basis. The authority to modify the elements of the SRAC energy price formula rests with the CPUC, subject to certain statutory requirements imposed by the Electric Utility Industry Restructuring Act (Assembly Bill 1890). There is an open proceeding in which the CPUC has indicated it will

review the SRAC pricing for possible prospective changes. There can be no assurance that any change in the SRAC price methodology will not adversely affect the operating margins derived by the Ripon Facility from the PPAs and, consequently, the Fund's distributable cash.

Furthermore, the Cogen Facilities' PPAs terminate in 2018 (Ripon) and 2016 (San Gabriel). There is no assurance that upon expiry of such PPAs, the Fund's subsidiaries will be able to enter into new PPAs or otherwise sell their power into the market at prices at or above projected levels. Future prices and rates cannot be predicted with certainty and will inevitably deviate from such forecasts and such deviation may be material.

Significant declines in prices and rates would be expected to have a material adverse impact on USEB and/or Cogen Facilities as applicable. While the Manager believes that strategies exist to mitigate, at least in part, the adverse effects of such price declines, there is no assurance such strategies will be available or implemented successfully.

Foreign Currency Fluctuations

A majority of the Fund's costs and its financial obligations to its lenders and unitholders are denominated in Canadian dollars. It's obligation to Debenture holders is denominated in US dollars.

The USEB Loan is denominated in Canadian dollars, requiring USEB to make payments on the USEB Loan in Canadian dollars. Because USEB is exposed to currency exchange rate risk as a result of the loans, the loan documents require USEB to enter into currency hedge agreements during the entire term of the loan to mitigate the risk posed by the currency transaction risk into Canadian dollars. To the extent that USEB's ability to satisfy its obligations under the USEB Loan is affected by an unfavorable exchange rate or an inability to maintain hedging arrangements in the future, the Fund's ability to pay cash distributions to unitholders may also be affected.

The Cogen Facilities' revenues derived from PPAs and steam sale agreements are denominated in US dollars as is the expected resultant US dollar denominated distributable cash from the Cogen Facilities. The Manager has entered into a foreign exchange option to mitigate the effect of the resultant foreign exchange risk related to the portion of US dollar revenues required to meet its Canadian dollar obligations and anticipated unitholder distributions as outlined under the section "Financial Instruments - Foreign Exchange".

Interest Rate and Debt Repayment Risk

At present, the Fund's Amended Credit Facility bears interest at a variable rate based on short-term Canadian banker's acceptances and Canadian prime rates. An increase in short-term interest rates, if unhedged, could affect the Fund's ability to pay interest on outstanding balances under the Amended Credit Facility and distributions to unitholders. To mitigate this interest rate risk, the Fund has entered into an interest rate swap agreement, which sets the base interest rate at a fixed coupon for a portion of the balance and term of the loan.

The Fund has approximately US $55,000 of Debentures outstanding which bear interest at a fixed coupon rate of 6.25% and are payable in US dollars. A decrease in revenues earned or an increase in expenses incurred by the Cogen Facilities could affect the Fund's ability to pay interest to holders of the Debentures.

With regard to debt repayment risk, there can be no assurance that the Fund will have sufficient capital or be successful in refinancing the Amended Credit Facility or the Debentures when they mature.

Tax Risk

There is no guarantee that Canadian or U.S. tax legislation and treatment of mutual fund trusts will not change in such a way as to adversely affect distributions to unitholders. For example, if U.S. tax legislation were to change adversely or U.S. tax authorities to challenge how USEB or Countryside US Holding treats certain tax deductions when calculating its taxable income, the payments received by the Fund's Canadian subsidiaries from USEB and Countryside US Holding could be reduced.

In addition, USEB currently receives income from the sale of the United States Internal Revenue Code of 1986, as amended (the "Code") Section 29 tax credits which will expire on December 31, 2007 unless the law is extended.

Through December 31, 2007, Code Section 29 has a phase out provision that is triggered when the "Market Wellhead Price" of domestic crude oil reaches certain "Phase-out Prices" as determined by the Internal Revenue Service ("IRS"). The phase-out is proportional. Due to the recent spike in oil prices, Market Wellhead Prices in 2005 have, on occasion, exceeded the price at which the Phase out would be triggered. Nevertheless, based on average Market Wellhead Prices for 2005 and estimates of 2005 Phase-out Prices, the Manager believes that the Phase-out will not be triggered in 2005. However, there can be no assurance that future oil prices will remain under future phase out levels in 2006 and 2007. If a phase out is triggered during such years or in 2005, USEB's income from Code Section 29 tax credits may be reduced or eliminated, thus reducing cash available for servicing debt service on the USEB Loan and for payments of the royalty.

Regulatory and Legislative Risk

The Fund's District Energy Systems, USEB's Renewable Projects and the Cogen Facilities must be licensed to comply with energy, operational, environmental, and safety statutes, standards, orders and regulations enacted by legislative bodies and imposed by regulatory bodies. Although the Fund believes that all such facilities are in compliance in all material respects with such statutes, permits, standards, orders and regulations, failure to operate the facilities in compliance with such statutes, permits standards, orders and regulations may require temporary or permanent cessation of operations of the facilities and may expose owners and operators to claims and clean-up costs. Any new law or regulation could require significant new expenditures to achieve or maintain compliance.

Qualifying Facility and Qualifying Solid Waste Energy Facility Status

The Cogen Facilities and the majority of USEB's facilities are QFs under the Public Utilities Act of 1978 as amended ("PURPA") as implemented by the Federal Energy Regulatory Commission ("FERC"). Loss of QF status could trigger defaults under covenants to maintain QF status under the PPAs and debt agreements (including in the case of USEB's facilities, the USEB Loan) and result in PPA termination, penalties or acceleration of indebtedness under such agreements plus interest. Further, under PURPA, a regulated utility could refuse to purchase electricity from the facility(ies) at such utility's avoided cost if QF status were lost and may be entitled to certain remedies for breach of an existing PPA including the right to terminate the PPA. In addition, the FERC has asserted jurisdiction over the rates charged by QFs during periods when a facility does not operate in compliance with the applicable QF criteria and has indicated its willingness to order the refund of payments previously made under PPAs in some cases. Further, loss of QF status could expose either Facility to regulation by FERC under the Federal Power Act, by the CPUC and, until February 8, 2006, by the Securities and Exchange Commission under the Public Utility Holding Company Act. Additionally if one of USEB's Illinois facilities lost QF status, it may lose QSW status (as defined below) under the Illinois Public Utilities Act.

Any of these consequences would result in substantial regulatory burdens, potentially lower revenues from power sales and potentially insurmountable impediments to affected entities with regard to conducting business in the manner currently contemplated. Accordingly, the Cogen Facilities ability to generate distributable cash as well as the ability of USEB's facilities to generate cash to service the USEB Loan and make payments under the USEB Royalty is dependent on their maintaining QF status. A facility may lose its QF status either temporarily or permanently.

On August 8, 2005, comprehensive energy legislation was enacted when the President of the United States signed into law EPA 2005, including several changes to PURPA. On February 2, 2006, the FERC issued its Order No. 671 promulgating new regulations to reflect the changes in PURPA made by EPA 2005.

Most of the changes to PURPA made by EPA 2005 and the FERC's Order No. 671 will apply only to new cogeneration facilities and, therefore, will not affect the Cogen Facilities or USEB's facilities at least for as long as the thermal output of the facilities is sold to the existing steam hosts. If any such facilities should lose QF status and if it should be determined that the purchasing utility has the right to terminate its PPA as a result thereof, the provisions of EPA 2005 and the new FERC regulations promulgated there under may apply to any new PPA entered into under PURPA for any of the facilities. In Order No. 671, the FERC eliminated the exemption from rate regulations under Sections 205 and 206 of the Federal Power Act for sales of electricity made by qualifying facilities other than pursuant to a State regulatory authority's implementation of PURPA. As a result, should electricity be sold from either of the Cogen Facilities other than pursuant to their existing PPAs, the

contract or tariff pursuant to which the electricity is sold will have to be filed with, and accepted for filing by, the FERC.

Certain of USEB's Renewable Projects in Illinois receive certain benefits and exemptions because each is a Qualified Solid Waste Energy Facility ("QSW Status") under the Retail Rate Law of the Illinois Public Utilities Act (the "Retail Rate Law"). If any of USEB's Illinois Renewable Projects were to lose its QSW status, the facility would no longer be entitled to the benefits of the Retail Rate Law. In such event the applicable Illinois utility may no longer be required to purchase electricity from the relevant projects at the rates provided for in the Retail Rate Law. Under certain circumstances, loss of QFW Status on a retroactive basis could lead to, among other things, claims by the utility customers for a refund of payments already made.

Further, such facilities may lose all or some of such benefits if PURPA or the Illinois Public Utilities Act (or the regulations or orders promulgated there under) were repealed or modified or if any court or regulatory body adopted a new interpretation of such statute, regulation or order. From time to time, legislation modifying the Illinois Public Utility Act has been proposed. If certain of the introduced legislation had been enacted in its proposed form, it would reasonably be expected to have a material adverse effect on the QSWEFS. To date such legislation has not been enacted; however there can be no assurance that such legislation will not be enacted in the future. Any of these events could have a material adverse effect on USEB's ability to make payments to the Fund's Canadian subsidiary under the USEB Loan or USEB Royalty.

Potential Cogen Facilities' Refund Liability

A proceeding is currently pending before the CPUC in Docket No. R 99-11-022 in which the CPUC is considering whether to apply retroactively for the period December, 2000 through March, 2001 a March, 2001 decision (D. 01-03-067) which, among other things, modified the methodology used in calculating SRAC and thereby decreased SRAC levels for the period commencing March 27, 2001. In September, 2002, the California Court of Appeals found that the CPUC had violated PURPA for failing to consider SCE's argument that the CPUC should retroactively apply the modified SRAC formula. Southern Cal. Edison vs. Public Utilities Comm'n., 101 Cal. App. 4th 982 (2002). The Court of Appeals directed the CPUC to consider SCE's request. In February, 2005, a Draft Decision was issued by the assigned Commissioner who found that "evidence shows SRAC prices were correct between December 2000 and March 2001, and retroactive application of the modified SRAC formula is not warranted". Various parties have submitted comments on the Draft Decision, including PG&E, SCE, a ratepayer organization and the CPUC's Office of Ratepayer Advocates, objecting to the Draft Decision. The CPUC has not yet issued a final decision in the matter and is free to accept the Draft Decision as written, modify it or reject it in its entirety. The outcome of this proceeding cannot be predicted. Even in the event of an adverse CPUC decision, the Manager has been advised by counsel that the Cogen Facilities would have several meritorious legal defenses that would be available to protect the Cogen Facilities from any material adverse impact. However, there is no assurance that the Cogen Facilities would prevail on such defenses if called upon to assert them. If the CPUC ultimately adopts a final order imposing a retroactive modification to the SRAC formula, and a remedy based thereon is ordered or authorized, and if such final order and remedy is not reversed on appeal or otherwise enjoined, QFs including the Ripon and San Gabriel Facilities could be required to make refunds and/or accept reduced payments (by way of offset of past overpayment against future payments for power delivered) under their respective PPAs. Such refunds or reduced payments could materially and adversely affect the Cogen Facilities' ability to generate distributable cash.

Potential Cogen Facilities' Steam Host Termination for Convenience

Both steam hosts at the Cogen Facilities are permitted to terminate their respective steam sales agreements for convenience under certain circumstances. Each steam sales agreement provides that, in such event, the steam customer must make a specific monetary payment to the Cogen Facilities to cover their cost of obtaining a replacement steam host. The San Gabriel Facility's steam host's obligation to make such payment terminates after the twelfth year of the steam sale agreement. Such steam host may also discharge its obligation by obtaining a replacement steam host. It is possible that either steam host may exercise such termination right but fail to comply with its obligations to obtain or fund the cost to obtain a replacement steam host due to lack of resources or for other reasons. In such event the Cogen Facilities may not have an adequate remedy against the steam host and be required to obtain a replacement steam host at its own expense or probably lose its QF status. Loss of QF Status would have a material adverse effect on the Cogen Facilities. See "Risk and Uncertainties" – Qualifying Facility and Qualifying Solid Waste Energy Facility Status".

Reliance on Third Parties and Potential Conflicts of Interest

Pursuant to the Management Agreement and the Administration Agreement, commencing on November 1, 2005 the Fund and its subsidiaries will rely substantially on the Manager and its Canadian subsidiary for management, administration and project development functions. (See "Transactions with Related Parties -- Management Agreement and Administration Agreement"). There may be circumstances in which the interests of the Manager, its affiliates or entities managed by such parties may conflict with those of the Fund, Countryside Canada, its subsidiaries and the Unitholders. Although the Manager's senior executives are required to devote a significant majority of their time for the benefit of Countryside Canada, Countryside US Holdings and its subsidiaries and to the development of projects reasonably expected to be within the acquisition criteria of the Fund, the Manager's personnel are not required to devote their time exclusively to these activities. Further, while the Manager is prohibited from providing management and administrative services to third parties other than the Fund, the Manager may develop and own energy and utility infrastructure projects for its own account or jointly with third parties, subject to its obligation to provide the Fund with a first opportunity to invest in such projects. Thus, subject to the constraints described above, the Manager and its senior executives may engage in activities similar to the current activities of the Fund, Countryside Canada and its subsidiaries.

The Manager and its affiliates, however, will provide Countryside Canada and its subsidiaries with the first opportunity to invest in any entity or asset that meets the investment criteria of the Fund and Countryside Canada that the Manager or its affiliates develop, own or control. The Manager shall only be free to offer such investment opportunities to third parties or to pursue them for its own account if Countryside Canada or its subsidiaries decline or are unable to pursue such opportunities.

Circumstances may arise where the Fund trustees or members of the board of directors of a corporation in which the Fund has invested are directors or officers of corporations that compete with the interests of the Fund. No assurances can be given that opportunities identified by such persons will be provided to the Fund or an entity in which the Fund has invested.

Further provisions in the Declaration of Trust, which are similar to those contained in the Canada Business Corporations Act, provide certain procedures to be followed in the event of such conflicts of interests, and certain remedies may be available to the Fund where such procedures are not followed.

The Fund is reliant upon USEB with respect to the administration and operations management of the USEB Renewable Projects. The Cogen Facilities are partially reliant on independent contractors for the day to day operational and asset management of the facilities.

The Fund's business risks remained substantially unchanged since December 31, 2004 except for the addition of the Cogen Facilities' related issues.

Other Risks

For a more detailed discussion of risk factors, reference should be made to the 2004 Annual Information Form, as well as the Prospectus of the Fund and Countryside Canada filed with securities regulators on November 8, 2005 pages 55 to 65 which are incorporated by reference and filed on www.sedar.com.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. Power Inc. ("Countryside U.S. Power"), a subsidiary of Countryside Canada, has entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. Power, through service provided by Countryside Ventures, provides investment analysis and evaluation services on behalf of all parties to the

agreement. In consideration for these services, Countryside U.S. Power shall be paid an annual fee of approximately US $440 for 2005 from an indirect subsidiary of Cinergy and USEY.

Commencing in May 2005, USEY ceased monthly fee payments. Countryside US Power and USEY are in discussions concerning USEY's obligations under the Development Agreement to determine a possible resolution. The Development Agreement has an initial term of five years and will be automatically renewed for an additional five-year term unless terminated by any party.

Independence Power LLC

On June 29, 2005, Countryside US Holding, an indirect subsidiary of the Fund, paid $437 to Independence Power LLC in consideration for services performed by Independence for Countryside US Holding in connection with the origination and structuring of the acquisition of Ripon Power. Independence changed its name to Countryside Ventures LLC ("Countryside Ventures") on September 19, 2005. Countryside Ventures is controlled by members of senior management of the Fund who serve as officers and directors of certain Fund subsidiaries including Countryside US Holding. Such payment was approved by the Joint Compensation and Corporate Governance Committee of the Fund and Countryside Canada based, in part, on an opinion from an independent financial advisor that the payment was fair.

Management Agreement

On September 23, 2005, Countryside US Holding and Countryside Canada entered into the Management Agreement with Countryside Ventures as outlined above under "Overview of Fund and Recent Developments – Recent Developments – Increase in Unitholder Distributions and Management Agreement". During 2005, a total of $805 was paid to Countryside Ventures related to the short term incentive plan and reimbursement of costs pursuant to the Management Agreement.

Administration Agreement

On September 26, 2005 the Fund and Countryside U.S. Power entered into a Management and Administration Agreement ("Administration Agreement") with Countryside Canada Ventures Inc. ("Countryside Ventures Canada"), which is a wholly owned subsidiary of Countryside Ventures. Under the Administration Agreement, effective November 1, 2005, Countryside Ventures Canada commenced, providing management and administrative services to the Fund and Countryside Canada. In carrying out the services described above, Countryside Canada Ventures and its affiliates will be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. During 2005, a total of nil was paid to Countryside Ventures Canada.

Operating Agreement

As provided for in the Management Agreement, Countryside US Holding and Countryside Ventures entered into an Operating Agreement on November 3, 2005 respecting Ripon Power which was effective as of July 1, 2005. This agreement will implement for the Ripon Power acquisition, the long-term incentive plan provided for in the Management Agreement. Under the terms of the Operating Agreement, Countryside US Holding will hold a preferred membership interest (the "Preferred Interest") entitling it to preferred distributions of "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms will be defined in the Operating Agreement. Countryside US Holding and Countryside Ventures will, hold subordinate membership interests ("the "Subordinate Interests") entitling them to residual distributions made to members, after distributions made in respect of the Preferred Interest, in a ratio of 75:25. Countryside Ventures' Subordinate Interest distribution is subject to downward adjustment and mutual exchange rights as provided in the Management Agreement. During 2005, a total of $1,515 was paid to Countryside Ventures pursuant to the Operating Agreement related to its Subordinated Interest.

CONTROLS AND PROCEDURES

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Fund's disclosure controls and procedures as defined under *Multilateral Instrument* 52-109. Based on that

evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. Except for the impact of the Ripon Power acquisition, no changes were made in the Fund's internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Fund's consolidated financial statements requires the Manager to make estimates and judgments as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Fund's consolidated financial statements. The Manager believes that the following critical accounting estimates involve the more significant estimates and judgments used in the preparation of our annual consolidated financial statements.

Power Purchase Agreements

Power purchase agreements ("PPAs") were recorded at their fair values at the time of the purchase of Ripon Power. The fair value of the intangible asset balance is being amortized over the life of the PPAs expiring in 2016 & 2018.

Customer Relationships

Customer relationships were recorded at their fair values at the time of the acquisition of the District Energy Systems. The fair value of the customer relationships balance is being amortized over 21 years on a straight-line basis. The Manager has used judgment and estimates in determining the appropriate amortization period giving consideration to both the historical performance of customer renewals and the useful life of the energy service agreements in place at the time of the acquisition of the District Energy Systems by the Fund.

USEB Loan Receivable

The Fund receives interest income and principal repayments in connection with their loan to USEB. The Manager continually monitors the future expectations of cash receipts from the loan and the value of the outstanding principal by assessing USEB's cash flow generating capability and reviewing major cash flow factors such as production volume, operating costs and maintenance expenses. Consideration is given as to whether a decline in recent or future cash flow is regarded as continuing for an extended period of time or is temporary. Should cash flow be insufficient to service the loan obligation and the deficiency is regarded as permanent, the loan is considered impaired and a charge for impairment must be recognized. The charge taken will represent the reduced loan principal required to ensure that loan obligations can be met. It is the view of the Manager that there has been no impairment in these loans in 2005.

OUTLOOK

The Fund anticipates that unitholder cash distributions will continue at $1.035 per unit for the remainder of fiscal 2006. During the course of 2006, the Fund will reassess the level of its unitholder distributions for possible increases after it determines the impact, if any, of the SRAC proceeding before the California Public Utility Commission as it relates to energy payments received under the power purchase agreements and the negotiations on final terms and conditions of new fuel supply arrangements for the Cogen Facilities.

Operations

The District Energy Systems and Cogen Facilities are not expected to have any significant capital expenditures in fiscal 2006 outside of normal operating maintenance capital expenditures. Major maintenance or overhaul on major gas turbine equipment for both the Ripon Facility and San Gabriel Facility is scheduled for 2007 and 2008, respectively. The Fund anticipates the cost of such major maintenance to be paid through either cash reserves held back from operations or through funds drawn under its unutilized credit facility. The District Energy Facilities have completed major efficiency and extended life improvements. No scheduled major maintenance is planned to be undertaken for the next few years.

Growth

The Manager, on behalf of the Fund, intends to evaluate the Fund's potential participation in a request for proposals presently being conducted by the Ontario Power Authority ("OPA") seeking to solicit up to 1,000 megawatts of combined heat and power generation in the Province of Ontario. The Fund's London, Ontario based district energy facility already operates in this market and may be able to meet the criteria for providing a portion of the requested power generation. The Manager will evaluate if an expansion of the London System's power generating capability and terms of a concomitant new power purchase agreement with OPA would be competitive in the market and economically beneficial to the Fund, as well as accretive to the Fund's distributable cash. If the Fund's independent board of trustees deems such participation advisable, the Manager will prepare and submit a formal proposal on behalf of the Fund in response to the OPA's request. The OPA's decision for awarding a new power contract under its solicitation process will likely be ongoing through 2006 and its final outcome cannot be predicted at this time by the Fund or the Manager.

The Manager, on behalf of the Fund, is also evaluating the economic benefits of expanding the Cogen Facilities' power generating capability with the aim of selling additional electrical capacity and energy to local customers in the California market. The fundamentals for power demand growth remain sound in California. The Manager believes that the California power market will also provide other opportunities for power generation acquisitions similar to the Ripon Power acquisition as non-strategic players continue to divest assets.

We are committed to growing the Fund through accretive investments. We have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there appears to be growing support for renewable power generation from both government and industry in light of Canada's commitment to the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. Countryside is actively evaluating opportunities in power generation and utility infrastructure, with a view to increasing unitholder value and growing distributions.

RECEIVED
2006 APR 27 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

We, Göran Mörnhed, President and Chief Executive Officer and Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc., a subsidiary of Countryside Power Income Fund, certify that:

1. We have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the period ending December 31, 2004;
2. Based on our knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on our knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

March 31, 2005

"Göran Mörnhed"	*"Edward M. Campana"*
Göran Mörnhed	Edward M. Campana
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Countryside U.S. Power Inc.	Countryside U.S. Power Inc.

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

We, Göran Mömhed, President and Chief Executive Officer and Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc., a subsidiary of Countryside Power Income Fund, certify that:

1. We have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the period ending December 31, 2004;
2. Based on our knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on our knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

March 31, 2005

"Göran Mörnhed"	*"Edward M. Campana"*
Göran Mömhed	Edward M. Campana
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Countryside U.S. Power Inc.	Countryside U.S. Power Inc.

RECEIVED
2005 APR 21 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Certification of Annual Filings

Form 52-109F1

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Countryside Power Income Fund** for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluations.

Date: March 31, 2006

"*Edward M. Campana*"

Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside Ventures LLC

Certification of Annual Filings

Form 52-109F1

I, Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Countryside Power Income Fund** for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluations.

Date: March 31, 2006

"*Göran Mörnhed*"

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

Consolidated Balance Sheets

Q1 (thousands of Canadian dollars) (unaudited)

		March 31, 2005		December 31, 2004
ASSETS				
Current assets				
Cash and cash equivalents	$	3,735	$	3,035
Accounts receivable		3,847		3,429
Inventories		921		1,054
Prepaid expenses		110		170
Current portion of loans receivable from U.S. Energy Biogas Corp.		1,879		1,828
Total current assets	**$**	**10,492**	**$**	**9,516**
Loans receivable from U.S. Energy Biogas Corp.	$	103,471	$	103,961
Royalty interest in U.S. Energy Biogas Corp. [note 2]		7,490		7,588
Other assets [note 3]		1,787		1,780
Property, plant and equipment, net [note 4]		30,498		30,663
Customer relationships, net		12,453		12,609
Total assets	**$**	**166,191**	**$**	**166,117**
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	2,093	$	1,630
Distributions payable		1,273		1,274
Total current liabilities	**$**	**3,366**	**$**	**2,904**
Long-term debt [note 5]	$	30,000	$	30,000
Capital lease obligation		170		177
Future income tax liability		700		282
Total liabilities	**$**	**34,236**	**$**	**33,363**
Commitments [note 6]				
Unitholders' equity				
Trust Units	$	136,350	$	136,350
Deficit		(4,395)		(3,596)
Total unitholders' equity	**$**	**131,955**	**$**	**132,754**
Total liabilities and unitholders' equity	**$**	**166,191**	**$**	**166,117**

See accompanying notes.

Approved on behalf of Countryside Power Income Fund

Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.

Edward M. Campana
Executive Vice-President and Chief Financial Officer
Countryside U.S. Power Inc.

Consolidated Statement of Income and Deficit

Q1 (thousands of Canadian dollars, except per Trust Unit amounts) (unaudited)

		Three Months Ended March 31, 2005
Revenues		
Energy sales	$	5,780
Fuel and other fees		563
Interest income on loans to U.S. Energy Biogas Corp.		2,905
Income from U.S. Energy Biogas Corp. royalty interest [note 2]		109
Other income		19
	$	9,376
Expenses		
Operating and maintenance	$	4,209
Management and administration		740
Depreciation and amortization		709
	$	5,658
Operating income	**$**	**3,718**
Interest expense [note 5]		394
Unrealized gain on interest rate swap [note 5]		(121)
		273
Income before provision for income taxes	**$**	**3,445**
Provision for income taxes		
Current	$	7
Future		418
	$	425
Net income for the period	**$**	**3,020**
Deficit, beginning of period	$	(3,596)
Distributions declared to Unitholders		(3,819)
Deficit, end of period	**$**	**(4,395)**
Net income per Trust Unit	**$**	**0.20**

See accompanying notes.

QUARTERLY REPORT

Countryside Power Income Fund

Consolidated Statement of Cash Flows

Q1 (thousands of Canadian dollars) (unaudited)

		Three Months Ended March 31, 2005
OPERATING ACTIVITIES		
Net income for the period	$	3,020
Add (deduct) items not involving cash		
Depreciation and amortization		709
Unrealized gain on interest rate swap [note 5]		(121)
Provision for future income taxes		418
	$	4,026
Net change in non-cash working capital balances related to operations		298
Cash provided by operating activities	**$**	**4,324**
INVESTING ACTIVITIES		
Repayment of loans receivable from U.S. Energy Biogas Corp.		439
Purchase of capital assets		(211)
Cash provided by investing activities	**$**	**228**
FINANCING ACTIVITIES		
Deferred financing charges on Bank Credit Facility [note 5]		(25)
Repayment of obligations under capital lease		(7)
Distributions to Unitholders		(3,820)
Cash provided by financing activities	**$**	**(3,852)**
Net increase in cash during the period	**$**	**700**
Cash and cash equivalents, beginning of period		3,035
Cash and cash equivalents, end of period	**$**	**3,735**
Supplemental cash flow information		
Interest paid	$	402
Income taxes paid	$	7

See accompanying notes.

Notes to Consolidated Financial Statements

Q1 For the Three Months Ended March 31, 2005 (All amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated) (unaudited)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements of Countryside Power Income Fund (the "Fund") have been prepared by management using Canadian generally accepted accounting principles ("GAAP") applicable to interim financial statements. These unaudited notes to the consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes included in the Fund's Annual Report for the year ended December 31, 2004.

The preparation of the unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of management, these unaudited consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited financial statements for the period ended December 31, 2004.

NOTE 2 - ROYALTY INTEREST IN U.S. ENERGY BIOGAS CORP.

The Fund, through Countryside Canada Power Inc. ("Countryside Canada"), acquired a convertible royalty interest in U.S. Energy Biogas Cop. ("USEB") for US $6,000 ($7,884) at closing of the Initial Offering in April 2004. For each fiscal quarter prior to that in which the USEB Royalty Interest becomes convertible, the amount of the royalty payable to Countryside Canada will be 7% of USEB Distributable Cash Flow plus an additional percentage of USEB Distributable Cash Flow equal to 1.8% of USEB Revenues (both as defined in the USEB Royalty Agreement). The royalty payment is subject to a distribution cap such that no royalties may be paid unless, at the time of such payment, 104.09% of such amount is paid to holders of the USEB common stock, which are currently USEY and Cinergy Energy Solutions, Inc.

After the USEB Royalty Interest becomes convertible, but remains unconverted, Countryside Canada will be entitled to receive royalties equal to 49% of the USEB Distributable Cash Flow. The USEB Royalty Interest is convertible at any time in the event of the prepayment in full of the USEB Loans, or on or after the 20th anniversary of the closing of the Initial Offering into non-voting common shares of USEB, representing 49% of the number of common shares of USEB outstanding at the time of conversion. Upon conversion of the USEB Royalty Interest, Countryside Canada's right to receive royalties will terminate.

The USEB Royalty is payable quarterly, in arrears, subject to the distribution cap explained above.

NOTE 3 - OTHER ASSETS

Other assets consist of the following:

	March 31, 2005	*December 31, 2004*
	$	**$**
Loan origination fees, net of accumulated amortization of $89 (2004 - $67)	1,251	1,273
Deferred financing fees,net of accumulated amortization of $226 (2004 - $169)	474	506
Other	62	1
	1,787	**1,780**

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	March 31, 2005		*December 31, 2004*	
	Cost $	*Accumulated depreciation* $	*Cost* $	*Accumulated depreciation* $
Land	339	-	339	-
Buildings	2,650	103	2,648	76
Equipment				
Plant and distribution	27,597	1,146	27,269	819
Computers	75	44	65	32
Office	87	5	87	4
Vehicles	109	53	102	47
Construction in process	768	-	904	-
Equipment under capital lease	236	12	236	9
	31,861	1,363	31,650	987
Net book value	**30,498**		**30,663**	

NOTE 5 - BANK CREDIT FACILITY

Countryside Canada Acquisition Inc. ("Countryside Acquisition") entered into the Bank Credit Facility which consists of a revolving term credit facility split equally with two Canadian chartered banks for up to $35,000 for three years. Advances under the Bank Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances will be based on either Canadian Prime Rate or Bankers' Acceptances and U.S. dollar advances will be based on either U.S. Base Rate or LIBOR. A premium on the respective base rate will be applied dependent upon certain debt coverage ratios being achieved by Countryside Acquisition. The portion of the Bank Credit Facility which has not been drawn attracts a standby fee dependent upon certain debt coverage ratios being achieved by Countryside Canada.

As at March 31, 2005, $30,000 was drawn on the Bank Credit Facility, in the form of Bankers' Acceptances at 2.60% plus a stamping fee of 2.00%. At March 31, 2005, $5,000 was not drawn, and was subject to a standby fee of 0.50% per annum.

Countryside Acquisition has entered into an interest rate swap agreement to fix the floating interest rate paid on its long-term debt at a current rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum. The stamping fee schedule now in place is tied to a leverage ratio (as defined in the loan agreement governing the Fund's long-term debt). The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. The swap maturity coincides with the maturity of the Bank Credit Facility on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months.

As at March 31, 2005, the fair value of the swap agreement was $61 favourable which has been recorded as an unrealized gain in the consolidated statement of income and deficit.

Amounts drawn under the Bank Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. and (iii) a guarantee and general security agreement by Countryside Canada.

At March 31, 2005, the fair value of the amount drawn on the Bank Credit Facility approximated its carrying value.

NOTE 6 - COMMITMENTS

As of April 8, 2004 Countryside Canada delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting Countryside District Energy Holding Corp.'s future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System (a division of Countryside District Energy Corp.) is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on 10 days notice to WPS.

NOTE 7 - SEGMENTED DISCLOSURE

The Fund owns and operates two district energy systems, located in Charlottetown, Price Edward Island (the "PEI System") and London, Ontario (the "London System"). It also has loans to, and a convertible royalty interest in, USEB, which are included with the Fund's corporate administrative operations for reporting purposes. These 3 assets represent the Fund's reportable segments.

The Fund analyzes the performance of its three operating segments based on net income before interest, taxes, depreciation and amortization ("EBITDA"). Income for each segment is measured on the same basis as those of the Fund.

	Three-Months Ended March 31, 2005			
	London System	*PEI System*	*Corporate and Other*	*Total*
Revenues				
Energy revenues	2,675	3,105	-	5,780
Other revenues	4	435	3,157	3,596
	2,679	3,540	3,157	9,376
Expenses				
Operating and maintenance expenses	2,332	1,877	-	4,209
Management and administration expenses	106	142	492	740
	2,438	2,019	492	4,949
EBITDA	**241**	**1,521**	**2,665**	**4,427**
Depreciation of capital assets				376
Other asset amortization				333
Operating income				**3,718**
Customer relationships	-	-	12,453	12,453
Total assets	8,844	23,629	133,718	166,191
Capital expenditures	172	28	11	211

Total assets	*March 31, 2005*	*December 31, 2004*
London System	8,844	8,333
PEI System	23,629	23,423
Corporate and Other	133,718	134,361
	166,191	**166,117**

All assets, liabilities and revenues are located in Canada and relate to the District Energy Systems with the exception of the USEB Loans, the interest income on the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue which are earned from entities based in the United States.

NOTE 8 - COMPARATIVE AMOUNTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

Unitholder Information

QI

CORPORATE OFFICES

Head Office
Countryside Power Income Fund
495 Richmond Street,
Suite 920
London, Ontario N6A 5A9
Tel 519.435.0298

Executive Offices
Countryside U.S. Power Inc.
One North Lexington Avenue, 15th floor
White Plains, New York 10601
Tel 914.993.5010

countrysidepowerfund.com

Auditors
Ernst & Young LLP
Toronto, Canada

Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide St. Postal Station
Toronto, Ontario
M5C 2W9

Investor Relations Firm
BarnesMcInerny Inc.
120 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 1T1
Attention: John Vincic, Senior Vice President

Stock Exchange Listing
Toronto Stock Exchange (TSX): COU.UN

CONSOLIDATED BALANCE SHEETS

Q2 [thousands of Canadian dollars] [unaudited]

As at	June 30, 2005 $	December 31, 2004 $
ASSETS		
Current		
Cash and cash equivalents	9,299	3,035
Accounts receivable	11,366	3,429
Inventories	901	1,054
Prepaid expenses	619	170
Current portion of loans receivable from U.S. Energy Biogas Corp.	1,931	1,828
Total current assets	24,116	9,516
Loans receivable from U.S. Energy Biogas Corp.	102,969	103,961
Royalty interest in U.S. Energy Biogas Corp., net	7,391	7,588
Other assets *[note 3]*	2,277	1,780
Property, plant and equipment, net *[note 5]*	77,370	30,663
Other intangibles, net *[note 4]*	81,505	12,609
Total assets	295,628	166,117
LIABILITIES AND UNITHOLDER'S EQUITY		
Current		
Bank indebtedness *[note 6]*	2,000	-
Accounts payable and accrued liabilities	7,903	1,630
Distributions payable	1,274	1,274
Total current liabilities	11,177	2,904
Long-term debt *[note 6]*	150,911	30,000
Other liabilities *[note 6]*	3,688	177
Future income tax liability	826	282
Total liabilities	166,602	33,363
Commitments *[note 7]*		
Unitholders' equity		
Trust units	136,350	136,350
Deficit	(7,324)	(3,596)
Total unitholders' equity	129,026	132,754
Total liabilities and unitholders' equity	295,628	166,117

See accompanying notes.

Approved on behalf of Countryside Power Income Fund:

Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.

Edward M. Campana
Executive Vice-President and Chief Financial Officer
Countryside U.S. Power Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

Q2 [thousands of Canadian dollars, except per trust unit amounts] [unaudited]

	For the three month period ended June 30, 2005	For the three month period ended June 30, 2004 *note 1*	For the six month period ended June 30, 2005 *note 1*
	$	$	$
REVENUES			
Energy sales	3,632	3,075	9,412
Fuel and other fees	586	541	1,149
Interest income on loans to U.S. Energy Biogas Corp.	2,893	2,711	5,798
Income from U.S. Energy Biogas Corp. royalty interest	55	208	164
Other income	23	8	42
	7,189	6,543	16,565
EXPENSES			
Fuel, operating and maintenance	2,678	2,376	6,887
General and administration	1,366	568	2,106
Depreciation and amortization	1,128	623	1,837
	5,172	3,567	10,830
Operating income	2,017	2,976	5,735
Interest expense *[note 6]*	414	369	808
Unrealized loss (gain) on interest rate swap *[note 6]*	473	(351)	352
Unrealized loss on foreign exchange	113	-	113
	1,000	18	1,273
Income before provision for income taxes	1,017	2,958	4,462
Provision for income taxes			
Current	-	12	7
Future	126	235	544
	126	247	551
Net income for the period	891	2,711	3,911
Deficit, beginning of period	(4,395)	-	(3,596)
Distributions declared to Unitholders	(3,820)	(3,522)	(7,639)
Deficit, end of period	(7,324)	(811)	(7,324)
Net income per Trust Unit	0.06	0.18	0.26

See accompanying notes.

Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF CASH FLOWS

Q2 [thousands of Canadian dollars] [unaudited]

	For the three month period ended June 30, 2005 $	For the three month period ended June 30, 2004 *note 1* $	For the six month period ended June 30, 2005 *note 1* $
OPERATING ACTIVITIES			
Net income for the period	891	2,711	3,911
Add (deduct) items not involving cash			
Depreciation and amortization	632	567	1,261
Unrealized loss (gain) on interest rate swap	473	(351)	352
Amortization of deferred financing charges	496	56	576
Provision for future income taxes	126	235	544
Unrealized loss on foreign exchange	113	-	113
	2,731	3,218	6,757
Net change in non-cash working capital balances related to operations	492	42	790
Cash provided by operating activities	3,223	3,260	7,547
INVESTING ACTIVITIES			
Acquisition of Ripon Power LLP *[note 2]*	(42,956)	-	(42,956)
Acquisition of loans and funding of advances to U.S. Energy Biogas Corp.	-	(107,000)	-
Acquisition of U.S. Energy Biogas Corp. royalty interest	-	(7,884)	-
Acquisition of USE Canada Holdings Corp.	-	(16,241)	-
Funding of holdback account	-	(2,400)	-
Repayment of loans receivable from U.S. Energy Biogas Corp.	450	369	889
Origination fee on loans to U.S. Energy Biogas Corp.	-	(1,363)	-
Purchase of capital assets	(369)	(412)	(580)
Cash used in investing activities	(42,875)	(134,931)	(42,647)
FINANCING ACTIVITIES			
Issuance of Trust Units	-	149,054	-
Expenses of Initial Offering	-	(12,704)	-
Repayment of loan to USEY	-	(2,396)	-
Repayment of USE Canada Energy Corp. Credit Facility	-	(25,989)	-
Proceeds from Bank Credit Facility *[note 6]*	50,000	30,400	50,000
Deferred financing charges on Bank Credit Facility *[notes 3 & 6]*	(957)	(675)	(982)
Repayment of obligations under capital lease	(8)	(7)	(15)
Distributions to Unitholders	(3,819)	(2,249)	(7,639)
Cash provided by financing activities	45,216	135,434	41,364
Net increase in cash during period	5,564	3,763	6,264
Cash and cash equivalents, beginning of period	3,735	-	3,035
Cash and cash equivalents, end of period	9,299	3,763	9,299
Supplemental cash flow information			
Interest paid	390	321	792
Income taxes paid	-	18	7

See accompanying notes.

Q2 For the three and six month periods ended June 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements of Countryside Power Income Fund (the "Fund") have been prepared by management using Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements. These unaudited notes to the consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes included in the Fund's annual report for the year ended December 31, 2004.

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of management, these unaudited interim consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the year ended December 31, 2004.

(a) Basis of Presentation

Although the Fund was created on February 16, 2004, it did not commence operations and was essentially dormant prior to the completion of the initial public offering on April 8, 2004. As a result, no comparative statements of income or cash flows have been presented for the period from February 14 to June 30, 2004.

(b) Basis of Consolidation

The consolidated financial statements of the Fund include the accounts of its wholly-owned subsidiary, Countryside Canada Power Inc. ("Countryside Canada"), and the accounts of Countryside Canada's direct and indirect subsidiary entities including Countryside U.S. Power Inc. (Countryside U.S. Power), Countryside US Holding Corp. ("Countryside US Holding"), Ripon Power LLC, Ripon Cogeneration LLC ("Ripon"), Countryside Canada Acquisition Inc., Countryside District Energy Holdings Corp. (formerly known as USE Canada Holdings Corp.), and Countryside District Energy Corp. (formerly known as USE Canada Energy Corp.). All inter-entity transactions and balances have been eliminated on consolidation.

NOTE 2 – INVESTMENT IN RIPON COGENERATION, LLC

On June 29, 2005, the Fund completed the acquisition of the membership interests of Ripon Power LLC (formerly known as Lightyear Rockland Partners LLC). The Fund made its investment through its newly formed, wholly-owned subsidiary, Countryside US Holding. Financing for the transaction was provided through an amendment to the Fund's existing revolving credit facility (see note 6). The acquisition was accounted for using the purchase method. The purchase price was satisfied through cash consideration of approximately $44,000, plus approximately $2,200 of transaction costs.

Q2 For the three and six month periods ended June 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

The purchase price has been allocated, in Canadian dollars, as follows:

	$
Working capital, including cash of $2,760	5,567
Capital assets	46,983
Power purchase agreements	69,360
Other long term liability	(3,122)
Long-term debt	(73,072)
	45,716

The calculation and allocation of the purchase price is preliminary. The actual calculation and allocation of the purchase price will be based on the fair value of the net identifiable assets acquired and liabilities assumed. The purchase price allocation is subject to change based on the final determination of these fair value amounts. Accordingly, the actual amounts for each of the assets acquired and liabilities assumed will vary from the disclosed amounts and the variation may be material.

NOTE 3 – OTHER ASSETS

Other assets consist of the following:

	June 30, 2005 $	December 31, 2004 $
Loan origination fees, net of accumulated amortization of $112 (2004 - $67)	1,228	1,273
Deferred financing fees, net of accumulated amortization of $nil (2004 - $169)	957	506
Other	92	1
	2,277	**1,780**

Deferred financing fees related to the original Credit Facility of $415 were written off in the current period since an Amended Credit Facility was negotiated which resulted in a settlement for accounting purposes of the original Credit Facility (see note 6).

NOTE 4 – OTHER INTANGIBLES

Other intangibles consist of the following:

	June 30, 2005 $	December 31, 2004 $
Customer relationships, net of accumulated amortization of $311 (2004 - $467)	12,298	12,609
Power purchase agreements, net of accumulated amortization of $nil	69,207	-
	81,505	**12,609**

Customer relationships relate to the purchase of the District Energy Systems. Power purchase agreements were acquired as part of the purchase of the Ripon assets and will be amortized over the lives of the power purchase agreements which have a weighted average expiry of 12 years from the date of the acquisition.

Q2 For the three and six month periods ended June 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	June 30, 2005		December 31, 2004	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	3,036	-	339	-
Buildings	2,947	129	2,648	76
Equipment				
Plant and distribution	71,542	1,474	27,269	819
Computers	79	57	65	32
Office	92	7	87	4
Vehicles	141	58	102	47
Construction in process	1,037	-	904	-
Equipment under capital lease	236	15	236	9
	79,110	1,740	31,650	987
Net Book Value		**77,370**		**30,663**

NOTE 6 – BANK CREDIT FACILITIES

On June 27, 2005, Countryside Canada Acquisition Inc. ("Borrower") amended its revolving credit facility ("Amended Credit Facility"), with Toronto Dominion Bank as sole lender (a Canadian chartered bank), to increase the amount of the commitment in order to facilitate the acquisition of Ripon. The Amended Credit Facility provides up to $78,000 revolving credit commitment, and matures June 27, 2008. The Amended Credit Facility also allows for a swing line of credit in the amount of $2,000 and has the same three year maturity as the revolving credit facility. Advances under the Amended Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances will be based on either Canadian prime rate or bankers' acceptances and U.S. dollar advances will be based on either U.S. base rate or London Interbank Offered Rate ("LIBOR"). The applicable margin or stamping fee on the respective base rate will be tied to the leverage ratio of the Borrower's parent, Countryside Canada Power Inc. ("Countryside Canada") calculated at the end of each calendar quarter. The portion of the Amended Credit Facility which has not been drawn attracts a standby fee based on the unutilized portion of the revolving credit facility and the swing line of credit and the applicable standby rate which is tied to the actual leverage ratio of Countryside Canada.

As at June 30, 2005, $30,000 was drawn under the terms of the previous credit facility that existed before the amendment date, in the form of bankers' acceptances at 2.62% plus a stamping fee of 2.00%. As at June 30, 2005, a further $48,000 was drawn under the terms of the Amended Credit Facility at Canadian prime rate of 4.25%, plus a spread of 2.25%. The $2,000 swing line of credit was fully drawn at June 30, 2005 at prime rate of 4.25% plus a spread of 2.25%. The $30,000 in bankers' acceptances matured on July 8, 2005 and were renewed at a rate of 2.57%, plus a stamping fee of 3.25%. The $48,000 Canadian prime rate advance was converted to bankers' acceptances on July 5, 2005 at a rate of 2.57%, plus a stamping fee of 3.25%.

As of April 8, 2004, the Borrower entered into an interest rate swap agreement to fix the floating interest rate paid on $30,000 of its' long-term debt at a current rate of 3.22% plus a stamping fee of 2% which brought the effective rate to 5.22% per annum. The swap matures on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months. The remaining $50 million drawn under the Amended Credit Facility is at a floating rate and no interest rate swaps have been entered into related to this balance.

Q2 For the three and six month periods ended June 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

As at June 30, 2005, the fair value of the swap agreement was $177 unfavourable which has been recorded as an unrealized loss in the consolidated statement of income and deficit, and as an other liability in the consolidated balance sheets.

Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. and (iii) a guarantee and general security agreement by Countryside Canada. Countryside US Holding Corp. and the Ripon assets are excluded from the collateral of the Amended Credit Facility.

At June 30, 2005, the fair value of the amount drawn on the Amended Credit Facility approximated its carrying value.

Ripon Credit Facility

Ripon Cogeneration LLC entered into a credit facility dated as of March 24, 2005 among a syndicate of U.S. Banks, including Union Bank of California, N.A. ("UBOC"), in its capacity as administrative agent, collateral agent and issuing bank on behalf of the lenders ("Ripon Credit Facility"). The UBOC Credit Facility includes a US $59,500 term loan facility maturing on April 25, 2018 ("Term Loan"), a US $5,000 debt service reserve letter of credit expiring on March 24, 2015 ("DSR LOC"), a US $3,000 letter of credit issued for benefit of a fuel supplier with an expiration of July 10, 2006 ("BP LOC"), and a US $2,000 working capital revolver maturing on March 24, 2008 ("W/C Revolver").

The Term Loan is available to be drawn in U.S. dollars, and the interest rate will be based either on the U.S. prime, or LIBOR rate, plus an applicable margin which escalates throughout the loan term. For U.S. prime rate loans the applicable margin increases from 0.50% to 1.00% and for LIBOR loans from 1.50% to 2.00%. The W/C Revolver is subject to the same interest rate schedule as outlined for the Term Loan, and to a commitment fee of 0.375% on any undrawn commitment amount. As of June 30, 2005, the W/C Revolver was undrawn. The DSR LOC and the BP LOC are subject to fees on the drawn amount, equal to the then applicable margin of the Term Loan. As of June 30, 2005, no amounts were outstanding under either DSR LOC or the BP LOC. As of June 30, 2005, the Term Loan was fully drawn under LIBOR loans at a rate of 3.10% plus an applicable margin of 1.5%. The Ripon Credit Facility is non-recourse to the Fund and is secured by all of Ripon's fixed assets, contracts, permits, and any other assets or investments Ripon may own or acquire. The Term Loan contains a financial covenant requiring Ripon to maintain a debt service coverage ratio no less than 1.2 to 1.0 as well as other customary affirmative and negative covenants for a non recourse project financing. As at June 30, 2005, the debt service coverage ratio was at 1.34:1. If the financial covenant is not satisfied at each quarterly reporting period, then all excess cash flow from Ripon after payment of all debt service and operating expenses will be restricted, including a restriction on dividend payments. If the debt service coverage ratio is not restored to a level above the required covenant within four quarters, the Term Loan shall be prepaid with accumulated cash. Principal maturities of the Term Loan commence repayment on July 15, 2005 and are payable during the next five years as follows:

	US $
2005	2,605
2006	3,951
2007	4,112
2008	4,177
2009	4,334
Thereafter	40,321
	59,500

Q2 For the three and six month periods ended June 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

As of the date of March 30, 2005, Ripon entered into an interest rate swap agreement with UBOC to fix the floating LIBOR rate paid on the fully drawn balance of the Term Loan at 4.939% per annum. The effective rate of interest when adding the applicable margin is 6.439%. The swap maturity coincides with the maturity of the Ripon Credit Facility on April 25, 2018. The notional amount of the swap is $59,500, amortizes on the same schedule as the Term Loan and payments are due every three months.

As at June 30, 2005, the fair value of the swap agreement was US $2,734 unfavourable which has been recorded as an other liability on the consolidated balance sheets.

At June 30, 2005, the fair value of the amount drawn on the Ripon Credit Facility approximated its carrying value.

NOTE 7 – COMMITMENTS

As of April 8, 2004, Countryside Canada delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting Countryside District Energy Holding Corp.'s future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System (a division of Countryside District Energy Corp.) is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on 10 days notice to WPS.

Ripon owns two facilities; the "Ripon Facility" and the "San Gabriel Facility". Each facility has a gas turbine lease agreement with a third party, to have turbines available for their use during the year in the case of malfunction of the existing equipment. The annual cost of these leases is approximately US $344. The leases expire in August 2006 and July 2007. Both leases are subject to an annual escalation amount based upon on an inflation factor.

Ripon has two power turbine lease agreements with a third party, one for each plant, to have a rotor, turbine casing and transition duct available for their use during the year in the case of malfunction of the existing equipment. The annual cost of each of these leases is approximately US $50. Both leases expire in March 2009.

Under Ripon's fuel purchase agreements with British Petroleum ("BP"), each plant is required to purchase 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day. This purchase commitment is effective for both plants through the life of agreements, which expire on June 30, 2006. The price of fuel for the Ripon Facility is fixed at US $5.305 per MMBtu under its fuel purchase agreement. Accordingly, Ripon's minimum future fuel commitments are as follows: US $9,761 for 2005 and US $9,602 for 2006. The price of fuel for San Gabriel Facility resets monthly at current market prices. As such, the San Gabriel Facility's total fuel cost commitments through June 30, 2006 are not reasonably determinable. The San Gabriel Facility's effective price of fuel was US $5.7961 per MMBtu for June 2005.

Operation and maintenance agreements have been entered into with North American Energy Services Company ("NAES") for the operation and maintenance of each of the two Ripon Facilities. The agreements cover the operation of the plant facilities including administration of all payroll and benefits for plant staff, plant operations and compliance and facility level accounting. Annual fees for each of these agreements are US $170 plus an incentive payment, which is a maximum of US $80 per year. These agreements expire in 2011.

NOTE 8 – SEGMENTED DISCLOSURE

Prior to June 29, 2005, the Fund operated two district energy systems, located in Charlottetown, Price Edward Island (the "PEI System") and London, Ontario (the "London System"). It also had a loan to, and a convertible royalty interest in, USEB, which is included with the Fund's corporate administrative operations for reporting purposes. These 3 assets represented the Fund's reportable segments at June 30, 2005.

Q2 For the three and six month periods ended June 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

The Fund analyzes the performance of its three operating segments based on net income before depreciation, amortization, interest and taxes ("EBITDA"). Income for each segment is measured on the same basis as those of the Fund.

	Six-Months Ended June 30, 2005				
	London System	PEI System	Ripon	Corporate and Other	Total
Revenues					
Energy revenues	4,117	5,295	-	-	9,412
Other revenues	11	889	-	6,253	7,153
	4,128	6,184	-	6,253	16,565
Expenses					
Operating and maintenance expenses	3,598	3,289	-	-	6,887
General and administration expenses	213	271	-	1,622	2,106
	3,811	3,560	-	1,622	8,993
EBITDA	317	2,624	-	4,631	7,572
Depreciation of capital assets	158	521	-	73	752
Other asset amortization	-	-	-	1,085	1,085
Operating income	159	2,103	-	3,473	5,735
Capital expenditures	361	199	-	20	580

	Three-Months Ended June 30, 2005				
	London System	PEI System	Ripon	Corporate and Other	Total
Revenues					
Energy revenues	1,441	2,191	-	-	3,632
Other revenues	6	454	-	3,097	3,557
	1,447	2,645	-	3,097	7,189
Expenses					
Operating and maintenance expenses	1,266	1,412	-	-	2,678
General and administration expenses	107	129	-	1,130	1,366
	1,373	1,541	-	1,130	4,044
EBITDA	74	1,104	-	1,967	3,145
Depreciation of capital assets	79	261	-	37	377
Other asset amortization	-	-	-	751	751
Operating income	(5)	843	-	1,179	2,017
Capital expenditures	189	172	-	8	369

Q2 For the three and six month periods ended June 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

	Three-Months Ended June 30, 2004				
	London System	PEI System	Ripon	Corporate and Other	Total
Revenues					
Energy revenues	1,305	1,770	-	-	3,075
Other revenues	4	409	-	3,055	3,468
	1,309	2,179	-	3,055	6,543
Expenses					
Operating and maintenance expenses	1,195	1,181	-	-	2,376
General and administration expenses	116	117	-	335	568
	1,311	1,298	-	335	2,944
EBITDA	(2)	881	-	2,720	3,599
Depreciation of capital assets	81	233	-	1	315
Other asset amortization	-	-	-	308	308
Operating income	(83)	648	-	2,411	2,976
Capital expenditures	56	285	-	71	412

	June 30, 2005 $	December 31, 2004 $
Total assets		
London	8,131	8,333
PEI System	23,416	23,423
Ripon	130,372	-
Corporate and Other	133,709	134,361
	295,628	**166,117**

	June 30, 2005 $	December 31, 2004 $
Total other intangibles		
London	-	-
PEI System	-	-
Ripon	69,207	-
Corporate and Other	12,298	12,609
	81,505	**12,609**

All assets, liabilities and revenues located in Canada relate to the District Energy Systems. All assets and liabilities and revenues located in the United States relate to Ripon, as well as the USEB Loans, the interest income on the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue, which are earned from entities based in the United States.

Capital expenditures included in the table above include both non-expansionary expenditures for regular operations as well as capital expenditures for improvement or growth projects.

NOTE 9 – RELATED PARTY TRANSACTIONS

On June 29, 2005, Countryside US Holding, an indirect subsidiary of the Fund, paid $437 to Independence Power LLC ("Independence") in consideration for services performed in the normal course of development operations by Independence for Countryside US Holdings in connection with the origination and structuring of the acquisition of Ripon Power LLC. This amount was recorded as part of general and administration expenses. Independence is controlled by members of senior management of the Fund who serve as officers and directors of certain Fund subsidiaries including Countryside US Holding and Countryside U.S. Power.

NOTE 10 – COMPARATIVE AMOUNTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

Countryside Power Income Fund

CONSOLIDATED BALANCE SHEETS

Q3 [thousands of Canadian dollars] [unaudited]

As at

	September 30, 2005 $	December 31, 2004 $
ASSETS		
Current		
Cash and cash equivalents	9,129	3,035
Accounts receivable	12,415	3,429
Inventories	1,380	1,054
Prepaid expenses	936	170
Current portion of loans receivable from U.S. Energy Biogas Corp.	1,985	1,828
Total current assets	25,845	9,516
Loans receivable from U.S. Energy Biogas Corp.	102,452	103,961
Royalty interest in U.S. Energy Biogas Corp., net	7,293	7,588
Other assets *[note 3]*	2,648	1,780
Property, plant and equipment, net *[note 5]*	73,857	30,663
Other intangibles, net *[note 4]*	76,495	12,609
Total assets	288,590	166,117
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Bank indebtedness *[note 6]*	1,114	-
Accounts payable and accrued liabilities	9,133	1,630
Current portion of long-term debt *[note 6]*	5,688	-
Distributions payable	1,286	1,274
Total current liabilities	17,221	2,904
Long-term debt *[note 6]*	140,584	30,000
Other liabilities *[note 6]*	1,241	177
Future income tax liability	1,832	282
Total liabilities	160,878	33,363
Commitments and contingencies *[note 7]*		
Unitholders' equity		
Trust units	136,350	136,350
Deficit	(5,945)	(3,596)
Cumulative translation adjustment	(2,693)	-
Total unitholders' equity	127,712	132,754
Total liabilities and unitholders' equity	288,590	166,117

See accompanying notes.

Approved on behalf of Countryside Power Income Fund:

RECEIVED

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventrues LLC

Edward M. Campana
Executive Vice-President and Chief Financial Officer
Countryside Ventures LLC

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

Q3 [thousands of Canadian dollars, except per trust unit amounts] [unaudited]

	For the three-month period ended September 30, 2005 $	For the three-month period ended September 30, 2004 *note 1* $	For the nine-month period ended September 30, 2005 *note 1* $	For the 227-day period ended September 30, 2004 *note 1* $
REVENUES				
Energy sales	23,136	2,965	32,548	6,040
Fuel and other fees	620	613	1,769	1,154
Interest income on loans to U.S. Energy Biogas Corp.	2,881	2,928	8,679	5,639
Income from U.S. Energy Biogas Corp. royalty interest	72	202	236	410
Other income	45	6	87	14
	26,754	6,714	43,319	13,257
EXPENSES				
Fuel, operating and maintenance	13,620	2,163	20,507	4,539
General and administration *[note 9]*	2,569	690	4,788	1,257
Depreciation and amortization	3,127	640	4,964	1,264
	19,316	3,493	30,259	7,060
Operating income	7,438	3,221	13,060	6,197
Interest expense	2,533	409	3,341	778
Unrealized loss (gain) on interest rate swaps *[note 6]*	(2,438)	219	(2,086)	(132)
	95	628	1,255	646
Income before provision for (recovery of) income taxes	7,343	2,593	11,805	5,551
Provision for (recovery of) income taxes				
Current	1,092	(2)	1,099	10
Future	1,040	(99)	1,584	136
	2,132	(101)	2,683	146
Net income for the period	5,211	2,694	9,122	5,405
Deficit, beginning of period	(7,324)	(811)	(3,596)	-
Distributions declared to Unitholders	(3,832)	(3,819)	(11,471)	(7,341)
Deficit, end of period	(5,945)	(1,936)	(5,945)	(1,936)
Net income per Trust Unit	0.35	0.18	0.61	0.36

See accompanying notes.

Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF CASH FLOWS

Q3 [thousands of Canadian dollars] [unaudited]

	For the three-month period ended September 30, 2005 $	For the three-month period ended September 30, 2004 *note 1* $	For the nine-month period ended September 30, 2005 *note 1* $	For the 227-day period ended September 30, 2004 *note 1* $
OPERATING ACTIVITIES				
Net income for the period	5,211	2,694	9,122	5,405
Add (deduct) items not involving cash				
Depreciation and amortization	3,023	584	4,284	1,151
Unrealized loss (gain) on interest rate swap	(2,438)	219	(2,086)	(132)
Amortization of deferred financing charges	104	56	680	113
Provision for future income taxes	1,040	(99)	1,584	136
	6,940	3,454	13,584	6,673
Net change in non-cash working capital balances related to operations	(1,091)	(972)	(188)	(932)
Cash provided by operating activities	5,849	2,482	13,396	5,741
INVESTING ACTIVITIES				
Acquisition of Ripon Power LLP *[note 2]*	-	-	(42,956)	-
Acquisition of loans and funding of advances to U.S. Energy Biogas Corp.	-	-	-	(107,000)
Acquisition of U.S. Energy Biogas Corp. royalty interest	-	-	-	(7,884)
Acquisition of USE Canada Holdings Corp.	-	-	-	(16,241)
Funding of holdback account	-	-	-	(2,400)
Repayment of loans receivable from U.S. Energy Biogas Corp.	463	415	1,352	784
Origination fee on loans to U.S. Energy Biogas Corp.	-	-	-	(1,340)
Purchase of capital assets	(210)	(372)	(790)	(784)
Cash provided by (used in) investing activities	253	43	(42,394)	(134,865)
FINANCING ACTIVITIES				
Issuance of Trust Units	-	-	-	149,054
Expenses of Initial Offering	-	-	-	(12,727)
Repayment of loan to USEY	-	-	-	(2,396)
Repayment of USE Canada Energy Corp. Credit Facility	-	-	-	(25,989)
Repayment of loan to Union Bank of California	(957)	-	(957)	-
Proceeds from Amended Credit Facility *[note 6]*	-	-	50,000	29,725
Repayment of Amended Credit Facility	(1,468)	-	(1,468)	-
Deferred financing charges on Amended Credit Facility *[notes 3 & 6]*	(19)	-	(1,001)	-
Repayment of obligations under capital lease	(8)	(8)	(23)	(14)
Distributions to Unitholders	(3,820)	(3,819)	(11,459)	(6,068)
Cash provided by (used in) financing activities	(6,272)	(3,827)	35,092	131,585
Net increase (decrease) in cash during period	(170)	(1,302)	6,094	2,461
Cash and cash equivalents, beginning of period	9,299	3,763	3,035	-
Cash and cash equivalents, end of period	9,129	2,461	9,129	2,461
Supplemental cash flow information				
Interest paid	2,613	399	3,405	721
Income taxes (recovered) paid	(2)	24	5	42

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements of Countryside Power Income Fund (the "Fund") have been prepared by management using Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements. These unaudited notes to the consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes included in the Fund's annual report for the year ended December 31, 2004.

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of management, these unaudited interim consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the year ended December 31, 2004.

In addition to the policies disclosed in the audited consolidated financial statements for the year ended December 31, 2004, the following accounting policies have also been used to prepare the interim consolidated financial statements:

(a) Basis of Presentation

Although the Fund was created on February 16, 2004, it did not commence operations and was essentially dormant prior to the completion of the initial public offering on April 8, 2004. As a result, the comparative statements of income and cash flows have been presented for the period from February 16 to September 30, 2004, but only reflect operating results for the period from April 8, 2004 to September 30, 2004.

On June 29, 2005, the Fund completed the acquisition of the membership interests of Ripon Power LLC ("Ripon Power") (formerly known as Lightyear Rockland Partners LLC). The results of its operations have been reflected in the interim consolidated financial statements of the Fund beginning on June 30, 2005. Since the Fund acquired the operations of Ripon Power, whose principal asset is two gas-fired cogeneration facilities located in California (the "Cogen Facilities") on June 29, 2005, there is no comparative period ended September 30, 2004, and the results for the nine-months ended September 30, 2005 reflect the results from June 30, 2005 to September 30, 2005 only.

(b) Basis of Consolidation

The consolidated financial statements of the Fund include the accounts of its wholly-owned subsidiary, Countryside Canada Power Inc. ("Countryside Canada"), and the accounts of Countryside Canada's direct and indirect subsidiary entities including Countryside U.S. Power Inc. (Countryside U.S. Power), Countryside US Holding Corp. ("Countryside US Holding"), Ripon Power, Ripon Cogeneration LLC ("Ripon"), Countryside Canada Acquisition Inc., Countryside District Energy Holdings Corp. (formerly known as USE Canada Holdings Corp.), and Countryside District Energy Corp. (formerly known as USE Canada Energy Corp.). Countryside District Energy Holdings Corp. consists of the district energy systems located in Charlottetown, Prince Edward Island and London, Ontario, (collectively the "District Energy Systems"). All inter-entity transactions and balances have been eliminated on consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

(c) Foreign Currency Translation

The operations of the Fund's US subsidiaries having a functional currency of US dollars are translated into the Fund's Canadian dollar functional currency using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation of the Fund's net equity investment in these operations are recorded as a separate component of Unitholders' Equity.

NOTE 2 – INVESTMENT IN RIPON POWER

The Fund's investment in Ripon Power, effective June 29, 2005 was made through its newly formed, wholly-owned subsidiary, Countryside US Holding. Financing for the transaction was provided through an amendment to the Fund's existing revolving credit facility (see note 6). The acquisition was accounted for using the purchase method. The purchase price was satisfied through cash consideration of approximately $44,000 [US $35,800,000], plus approximately $1,700 of transaction costs.

The purchase price has been allocated, in Canadian dollars, as follows:

	$
Working capital, including cash of $2,760	5,557
Property, plant and equipment	46,933
Power purchase agreements	69,420
Other long term liability	(3,122)
Long-term debt	(73,072)
	45,716

The allocation of the purchase price is preliminary as the purchase price allocation is subject to change based on the final determination of these fair value amounts. Accordingly, the actual amounts for each of the assets acquired and liabilities assumed will vary from the disclosed amounts and the variation may be material.

NOTE 3 – OTHER ASSETS

Other assets consist of the following:

	September 30, 2005 $	December 31, 2004 $
Loan origination fees, net of accumulated amortization of $134 (2004 - $67)	1,206	1,273
Deferred financing fees, net of accumulated amortization of $81 (2004 - $169)	895	506
Long-term receivable	438	-
Other [note 6]	109	1
	2,648	**1,780**

Deferred financing fees related to the original Credit Facility of $415 were written off in the second quarter of 2005 as the Amended Credit Facility was entered into in order to finance the acquisition of Ripon Power (see note 6).

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

NOTE 4 – OTHER INTANGIBLES

Other intangibles consist of the following:

	September 30, 2005 $	December 31, 2004 $
Customer relationships, net of accumulated amortization of $934 (2004 - $467)	12,142	12,609
Power purchase agreements, net of accumulated amortization of $1,370	64,353	-
	76,495	**12,609**

Customer relationships relate to the purchase of the District Energy Systems. Power purchase agreements were acquired as part of the purchase of the Ripon Power assets and will be amortized over the lives of the power purchase agreements which have a weighted average expiry of 12 years from the date of the acquisition.

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	September 30, 2005		December 31, 2004	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	2,898	-	339	-
Buildings	2,895	65	2,648	76
Equipment				
Plant and distribution	70,246	3,025	27,269	819
Computers	84	61	65	32
Office	38	9	87	4
Vehicles	169	33	102	47
Construction in process	502	-	904	-
Equipment under capital lease	236	18	236	9
	77,068	3,211	31,650	987
Net book value		**73,857**		**30,663**

NOTE 6 – LONG-TERM DEBT

On June 27, 2005, Countryside Canada Acquisition Inc. ("Borrower") amended its revolving credit facility ("Amended Credit Facility"), with Toronto Dominion Bank as sole lender (a Canadian chartered bank), to increase the amount of the commitment in order to facilitate the acquisition of Ripon. On August 12, 2005, the Amended Credit Facility was subsequently syndicated to include Royal Bank of Canada and Canadian Imperial Bank of Commerce as lenders. The Amended Credit Facility provides up to $78,000 revolving credit commitment, and matures June 27, 2008. The Amended Credit Facility also allows for a swing line of credit in the amount of $2,000 and has the same three year maturity as the revolving credit facility. Advances under the Amended Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances will be based on either Canadian prime rate or bankers' acceptances and U.S. dollar advances will be based on either U.S. base rate or London Interbank Offered Rate ("LIBOR"). The applicable margin or stamping fee on the respective base rate will be tied to the leverage ratio of the Borrower's parent, Countryside Canada calculated at the end of each calendar quarter. The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. A standby fee based on the actual leverage ratio of Countryside Canada is charged on the unutilized portion of the revolving credit facility and the swing line of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

As at September 30, 2005, $78,000 was drawn under the terms of the Amended Credit Facility in the form of bankers' acceptances at 2.80% plus a stamping fee of 3.25%. Of the $2,000 swing line of credit, $532 was drawn at September 30, 2005 at Canadian prime rate of 4.50% plus a spread of 2.25%. At September 30, 2005, $1,468 was not drawn on the swing line of credit, and was subject to a standby fee of 0.75% per annum. The effective rate of interest for amounts drawn under the Amended Credit Facility is the funded base rate plus the stamping fee, increased or decreased by any amounts due or owed, respectively, by the borrower under the interest rate swap as described below. For a portion of the quarter ended September 30, 2005, the Fund chose to borrow at Canadian prime rate in anticipation of the trust unit and exchangeable debenture offering (see note 10). The blended interest rate charged on the amounts drawn on the Amended Credit Facility during the quarter ended September 30, 2005, including the effect of the interest rate swap described below for the three-month period was 6.20%

As of April 8, 2004, the Borrower entered into an interest rate swap agreement to fix the interest rate paid on $30,000 of its' long-term debt at a rate of 3.22%. The swap matures on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months. The remaining $50,000 drawn under the Amended Credit Facility is at a floating rate and, to date, no interest rate swaps have been entered into related to this balance.

As at June 30, 2005, the fair value of the interest rate swap agreement was $67 favourable and has been included with other assets on the consolidated balance sheet.

Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. and (iii) a guarantee and general security agreement by Countryside Canada. Countryside US Holding and the Ripon assets are excluded from the collateral of the Amended Credit Facility.

At September 30, 2005, the fair value of the amount drawn on the Amended Credit Facility approximated its carrying value.

Ripon Credit Facility

Ripon Cogeneration LLC entered into a credit facility dated as of March 24, 2005 among a syndicate of U.S. Banks, led by Union Bank of California, N.A. ("UBOC"), in its capacity as administrative agent, collateral agent and issuing bank on behalf of the lenders ("Ripon Credit Facility"). The Ripon Credit Facility includes a US $59,500,000 term loan facility maturing on April 25, 2018 ("Term Loan"), a US $5,000,000 debt service reserve letter of credit expiring on March 24, 2015 ("DSR LOC"), a US $3,000,000 letter of credit issued for benefit of a fuel supplier with an expiration of July 10, 2006 ("BP LOC"), and a US $2,000,000 working capital revolver maturing on March 24, 2008 ("W/C Revolver").

The Term Loan is available to be drawn in U.S. dollars, and the interest rate will be based either on the U.S. prime, or LIBOR rate, plus an applicable margin which escalates throughout the loan term. For U.S. prime rate loans the applicable margin increases from 0.50% to 1.00% and for LIBOR loans from 1.50% to 2.00%. The W/C Revolver is subject to the same interest rate schedule as outlined for the Term Loan, and to a commitment fee of 0.375% on any undrawn commitment amount. As of September 30, 2005, US $500,000 was drawn on the W/C Revolver under a U.S. prime rate of 6.75% plus an applicable margin of 0.5%. The effective rate of interest under the Term Loan is equal to the funded base rate then in effect plus the applicable margin, increased or decreased by any amounts due or owed, respectively, by the borrower under the interest rate swap described below. For a portion of the quarter ended September 30, 2005, the Fund chose to borrow at U.S. prime rate in anticipation of the trust unit and exchangeable debenture offering (see note 10). The blended interest rate charged on the Term Loan during the quarter ended September 30, 2005, including the effect of the interest rate swap described below for the three-month period was 6.84%.

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

The DSR LOC and the BP LOC are subject to fees on the issued amount, equal to the then applicable margin of the Term Loan. As of September 30, 2005, no draws were made under either DSR LOC or the BP LOC. As of September 30, 2005, the Term Loan was fully drawn under U.S. prime rate loans at 6.75% plus an applicable margin of 0.5%. The Ripon Credit Facility is non-recourse to the Fund and is secured by all of Ripon's fixed assets, contracts, permits, and any other assets or investments Ripon may own or acquire. The Term Loan contains a financial covenant requiring Ripon to maintain a debt service coverage ratio no less than 1.2 to 1.0 as well as other customary affirmative and negative covenants for a non recourse project financing. As at September 30, 2005, the debt service coverage ratio was at 1.38 to 1.0. If the financial covenant is not satisfied at each quarterly reporting period, then all excess cash flow from Ripon after payment of all debt service and operating expenses will be restricted, including a restriction on dividend payments. If the debt service coverage ratio is not restored to a level above the required covenant within four quarters, the Term Loan shall be prepaid with accumulated cash. Principal maturities of the Term Loan commenced repayment on July 15, 2005 and are payable during the next five years as follows:

	Thousands of US $
2005 *(for the three months ending December 31, 2005)*	1,824
2006	3,951
2007	4,112
2008	4,177
2009	4,334
Thereafter	40,321
	58,719

As of the date of March 30, 2005, Ripon entered into an interest rate swap agreement with UBOC to fix the interest rate paid on the fully drawn balance of the Term Loan at 4.939% per annum. The swap maturity coincides with the maturity of the Ripon Credit Facility on April 25, 2018. The notional amount of the swap was initially $59,500,000, and is adjusted each quarter to match the amortization of the Term Loan.

As at September 30, 2005, the fair value of the swap agreement was US $936,000 unfavourable which has been recorded as an other liability on the consolidated balance sheets. On October 25, 2005, the interest rate swap agreement was terminated at a cost to the Fund of $500 [US$425,000].

At September 30, 2005, the fair value of the amount drawn on the Ripon Credit Facility approximated its carrying value.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Commitments

As of April 8, 2004, Countryside Canada delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting Countryside District Energy Holding Corp.'s future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System (a division of Countryside District Energy Corp.) is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on 10 days notice to WPS. Subsequent to September 30, 2005, the Fund renewed the guarantee, effective January 1, 2006 to an aggregate amount of $1,200, covering the period up to December 31, 2008.

Ripon owns two facilities; the "Ripon Facility" and the "San Gabriel Facility". Each facility has a gas turbine lease agreement with a third party, to have turbines available for their use during the year in the case of malfunction of the existing equipment. The annual cost of these leases is approximately US $344,000. The leases expire in August 2006 and July 2007. Both leases are subject to an annual escalation amount based upon on an

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

inflation factor.

Ripon has two power turbine lease agreements with a third party, one for each facility, to have a rotor, turbine casing and transition duct available for their use during the year in the case of malfunction of the existing equipment. The annual cost of each of these leases is approximately US $50,000. Both leases expire in March 2009.

Under Ripon's fuel purchase agreements with British Petroleum ("BP"), each facility is required to purchase 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day. This purchase commitment is effective for both facilities through the life of agreements, which expire on June 30, 2006. The price of fuel for the Ripon Facility is fixed at US $5.305 per MMBtu under its fuel purchase agreement. Accordingly, Ripon's approximate minimum future fuel commitments subsequent to September 30, 2005 are as follows: US $4,881,000 for 2005 and US $9,602,000 for 2006. The price of fuel for the San Gabriel Facility resets monthly at current market prices. As such, the San Gabriel Facility's total fuel cost commitments through June 30, 2006 are not reasonably determinable. The San Gabriel Facility's effective price of fuel was US$7.6594 per MMBtu for September 2005.

Operation and maintenance agreements have been entered into with North American Energy Services Company ("NAES") for the operation and maintenance of each of the two Cogen Facilities. The agreements cover the operation of the plant facilities including administration of all payroll and benefits for plant staff, plant operations and compliance and facility level accounting. Annual fees for each of these agreements are US $170,000 plus an incentive payment, which is a maximum of US $80,000 per year. These agreements expire in 2011.

Contingencies

A proceeding is currently pending before the California Public Utility Commission ("CPUC"), in which the CPUC is considering whether to apply a March 2001 ruling which decreased "Short Run Avoided Cost" or "SRAC" levels retroactively for the period from December 2000 to March 2001. Such a ruling could, in theory, apply to many Qualifying Facilities ("QF's") in California, including the Cogen Facilities and may lead utilities to seek refunds or offsets from the QF's which sold the utilities' power during such 4 month period. While management believes that such a result is unlikely, the outcome of such a regulatory proceeding cannot be predicted with certainty. Even in the event of an adverse result, management believes Ripon would have several meritorious legal defenses under federal and state law which should protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them. If the CPUC ultimately adopts a final order imposing a retroactive modification to the SRAC formula, and a remedy based thereon is ordered or authorized, and if such final order and remedy is not reversed on appeal or otherwise enjoined, QFs including the Ripon and San Gabriel Facilities could be required to make refunds and/or accept reduced payments (by way of offset of past overpayment against future payments for power delivered) under their respective PPAs. Such refunds or reduced payments could materially and adversely affect the Cogen Facilities' ability to generate distributable cash.

NOTE 8 – SEGMENTED DISCLOSURE

The Fund operates two district energy systems, located in Canada and two gas-fired cogeneration plants in California. It also had a loan to, and a convertible royalty interest in, USEB, which is included with the Fund's corporate administrative operations for reporting purposes. These three assets represented the Fund's reportable segments at September 30, 2005. Please see note 1 (a) for a description of the basis of presentation of the results below as the Cogen Facilities reflect only three months of results.

The Fund analyzes the performance of its three operating segments based on net income before depreciation, amortization, interest and taxes ("EBITDA"). Income for each segment is measured on the same basis as those of the Fund.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts: unless otherwise stated] [unaudited]

	Nine Months Ended September 30, 2005			
	District Energy	Cogen Facilities	Corporate and Other	Total
Revenues				
Energy revenues	12,744	19,804	-	32,548
Other revenues	1,447	18	9,306	10,771
	14,191	19,822	9,306	43,319
Expenses				
Operating and maintenance expenses	9,099	11,408	-	20,507
General and administration expenses	766	186	3,836	4,788
	9,865	11,594	3,836	25,295
EBITDA	4,326	8,228	5,470	18,024
Depreciation of capital assets	1,121	947	16	2,084
Other asset amortization	-	1,438	1,442	2,880
Operating income	3,205	5,843	4,012	13,060
Capital expenditures	688	81	21	790

	227 Days Ended September 30, 2004			
	District Energy	Cogen Facilities	Corporate and Other	Total
Revenues				
Energy revenues	6,040	-	-	6,040
Other revenues	890	-	6,327	7,217
	6,930	-	6,327	13,257
Expenses				
Operating and maintenance expenses	4,539	-	-	4,539
General and administration expenses	486	-	771	1,257
	5,025	-	771	5,796
EBITDA	1,905	-	5,556	7,461
Depreciation of capital assets	639	-	4	643
Other asset amortization	-	-	621	621
Operating income	1,266	-	4,931	6,197
Capital expenditures	692	-	92	784

	Three Months Ended September 30, 2005			
	District Energy	Cogen Facilities	Corporate and Other	Total
Revenues				
Energy revenues	3,332	19,804	-	23,136
Other revenues	547	18	3,053	3,618
	3,879	19,822	3,053	26,754
Expenses				
Operating and maintenance expenses	2,212	11,408	-	13,620
General and administration expenses	282	186	2,101	2,569
	2,494	11,594	2,101	16,189
EBITDA	1,385	8,228	952	10,565
Depreciation of capital assets	378	947	6	1,331
Other asset amortization	-	1,438	358	1,796
Operating income	1,007	5,843	588	7,438
Capital expenditures	128	81	1	210

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

	Three Months Ended September 30, 2004			
	District Energy	Cogen Facilities	Corporate and Other	Total
Revenues				
Energy revenues	2,965	-	-	2,965
Other revenues	478	-	3,271	3,749
	3,443	-	3,271	6,714
Expenses				
Operating and maintenance expenses	2,163	-	-	2,163
General and administration expenses	237	-	453	690
	2,400	-	453	2,853
EBITDA	1,043	-	2,818	3,861
Depreciation of capital assets	323	-	5	328
Other asset amortization	-	-	312	312
Operating income	720	-	2,501	3,221
Capital expenditures	350	-	22	372

	September 30, 2005 $	December 31, 2004 $
Total assets		
District Energy	34,804	31,756
Cogen Facilities	124,626	-
Corporate and Other	129,160	134,361
	288,590	**166,117**

	September 30, 2005 $	December 31, 2004 $
Total other intangibles		
District Energy	12,142	12,609
Cogen Facilities	64,353	-
Corporate and Other	-	-
	76,495	**12,609**

All assets, liabilities and revenues located in Canada relate to the District Energy Systems. All assets and liabilities and revenues located in the United States relate to Ripon Power, Countryside US Holding or Countryside U.S. Power, as well as the USEB Loans, the interest income on the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue, which are earned from entities based in the United States.

Capital expenditures included in the table above include both non-expansionary expenditures for regular operations as well as capital expenditures for improvement or growth projects.

NOTE 9 – RELATED PARTY TRANSACTIONS

Independence Power LLC

On June 29, 2005, Countryside US Holding, an indirect subsidiary of the Fund, paid $437 to Independence Power LLC ("Independence") in consideration for services performed in the normal course of development operations by Independence for Countryside US Holding in connection with the origination and structuring of the acquisition of Ripon Power LLC. This amount was recorded as part of general and administration expenses. Independence is controlled by members of senior management of the Fund who serve as officers and directors of certain Fund

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

subsidiaries including Countryside US Holding and Countryside U.S. Power. Independence changed its name to Countryside Ventures LLC ("Countryside Ventures") on September 19, 2005.

Management Agreement

On September 23, 2005, Countryside US Holding and Countryside Canada entered into a management agreement ("Management Agreement") with Countryside Ventures. Under the terms of the Management Agreement, effective November 1, 2005, Countryside Ventures, will provide management and administrative services to Countryside Canada and Countryside US Holding as well as new growth opportunities under long-term agreements. Effective November 1, 2005, Countryside Ventures will employ the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund, through Countryside US and Countryside Canada, has a right of first offer on all investment opportunities developed by Countryside Ventures that meet the Fund's investment criteria. In consideration for providing the management and administrative services under the Management Agreement, the Manager shall be entitled to reimbursement from Countryside US Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services described above. During 2005, a total of $206 has been paid to Countryside Ventures pursuant to the Management Agreement to reimburse Countryside Ventures for certain compensation payments made to the senior executives respecting the period July 1, 2005 through October 31, 2005.

Administration Agreement

On September 26, 2005 the Fund and Countryside U.S. Power entered into a Management and Administration Agreement ("Administration Agreement") with Countryside Canada Ventures Inc. ("Countryside Ventures Canada"), which is a wholly owned subsidiary of Countryside Ventures. Under the Administration Agreement, effective November 1, 2005, Countryside Ventures Canada will provide management and administrative services to the Fund and Countryside Canada. In carrying out the services described above, Countryside Canada Ventures and its affiliates will be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith.

Operating Agreement

In conjunction with the Management Agreement, Countryside US Holding and Countryside Ventures entered into an Operating Agreement on November 3, 2005 respecting Ripon Power which will be effective as of July 1, 2005. This agreement will implement for the Ripon Power acquisition, the long-term incentive plan provided for in the Management Agreement. Under the terms of the Operating Agreement, Countryside US Holding will hold a preferred membership interest (the "Preferred Interest") entitling it to preferred distributions of "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms will be defined in the Operating Agreement. Countryside US Holding and Countryside Ventures will, hold subordinate membership interests ("the "Subordinate Interests") entitling them to residual distributions made to members, after distributions made in respect of the Preferred Interest, in a ratio of 75:25. Countryside Ventures' Subordinate Interest distribution is subject to downward adjustment and mutual exchange rights as provided in the Management Agreement.

NOTE 10 – SUBSEQUENT EVENTS

Trust Unit and Exchangeable Debenture Offering (the "Offering")

On November 8, 2005, the Fund and Countryside Canada filed a final prospectus (the "Prospectus") to distribute 4,720,000 trust units at $9.35 per unit for gross proceeds of $44,132 and US $55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures ("Debentures"), due October 31, 2012 (the "Maturity Date"). The Debentures will be issued by Countryside Canada. Net proceeds of the Offering will

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Q3 For the three and nine month periods ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

approximate $102,071 and will be used to repay indebtedness under the Amended Credit Facility associated with the acquisition of Ripon Power, to purchase the Ripon Credit Facility and to pay transaction costs of the Offering with any excess remaining proceeds to be used for working capital purposes.

Debentures

Interest will be paid in US dollars, semi-annually in arrears on April 30 and October 31, in each year commencing on April 30, 2006. The first interest payment will include accrued and unpaid interest for the period from the closing of the Offering to April 30, 2006. The payment of Debenture principal and interest is subordinated in right of payment to the prior payment of all senior indebtedness of the Fund. Sebsequent to the closing of the Offering, approximately $3,589 in costs related to the Debentures will be deferred and amortized over the term of the Debentures and will included in deferred charges commencing in the fourth quarter of 2005.

Each Debenture will be exchangeable for Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside Canada for redemption of the Debentures, at an exchange price of $10.75 per Unit (the "Exchange Price") being a ratio of 109.4884 Units per US$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the trust indenture governing the terms of the Debentures. Holders exchanging their Debentures will receive accrued and unpaid interest thereon for the period from the last interest payment date on their Debentures to the date of exchange. Notwithstanding the foregoing, no Debentures may be exchanged during the five business days preceding April 30 and October 31 in each year as the registers of the Debenture Trustee (as defined herein) will be closed during such periods.

The Debentures may not be redeemed by Countryside Canada on or prior to October 31, 2008, except in the event of the satisfaction of certain conditions after a Change of Control (as defined herein) has occurred. Thereafter, but prior to October 31, 2010, the Debentures may be redeemed, in whole or in part, at a price equal to the principal amount thereof plus accrued and unpaid interest on not more than 60 days' and not less than 30 days' prior notice, provided that the weighted-average trading price of the Units on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the Exchange Price. On or after October 31, 2010 and prior to the Maturity Date, the Debentures may be redeemed by Countryside Canada, in whole or in part, at a price equal to the principal amount thereof plus accrued and unpaid interest on not more than 60 days' and not less than 30 days' prior written notice.

Subject to regulatory approval, Countryside Canada may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures on redemption or at maturity through, in whole or in part, the delivery of freely-tradeable Units. The Fund will take all actions and do all things necessary or desirable to enable and permit Countryside Canada, in accordance with applicable law, to perform its obligations to deliver the requisite number of Units to the extent holders exercise their exchange right.

NOTE 11 – COMPARATIVE AMOUNTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

UNITHOLDER INFORMATION

CORPORATE OFFICES

Head Office
Countryside Power Income Fund
495 Richmond Street,
Suite 920
London, Ontario N6A 5A9
Tel 519.435.0298

Executive Offices
Countryside Ventures LLC
One North Lexington Avenue, 15th floor
White Plains, New York 10601
Tel 914.993.5010

countrysidepowerfund.com

Auditors
Ernst & Young LLP
Toronto, Canada

Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide St. Postal Station
Toronto, Ontario
M5C 2W9

Investor Relations Firm
BarnesMcInerney Inc.
120 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 1T1
Attention: John Vincic, Senior Vice President

Stock Exchange Listing
Toronto Stock Exchange (TSX): COU.UN

COUNTRYSIDE
POWER INCOME FUND

Table of Contents

X –Securities Trading

None

XI – Organization Documents and Certain Material Contracts

XII – Other Miscellaneous Documents

1. ***Annual Reports***

2. ***News Releases (Distributions)***

2.1. ***News Releases (Earnings Release)***

2.2. ***News Releases (Other)***

B. Documents to be Distributed by the Fund to the Unitholders of the Fund Pursuant to the Securities Act

C. DOCUMENTS FILED PURSUANT TO THE TSX COMPANY MANUAL

(For the Period from January 1, 2005 to April 24, 2006)

Message to our Unitholders

Q1

Dear Fellow Unitholders

I am pleased to report solid operational and financial performance for Countryside Power Income Fund for the three months ended March 31, 2005.

Our results were driven by year-over-year revenue and EBITDA increases at our utility infrastructure investment in district energy systems. Countryside has a solid base with stable cash flow from our utility infrastructure and renewable power investments. We remain focused on our strategy to improve current operations while looking for opportunities to further diversify our portfolio by fuel source and technology

Since inception, the Fund has generated distributable cash of $15.22 million and declared distributions of $14.98 million.

In the first quarter ended 2005, revenue from Countryside's district energy systems increased 9.1 per cent to $6.2 million from the prior year period. Interest income on the loan receivable from U.S. Energy Biogas Corp. (USEB) was $2.9 million, in line with expectations. The district energy systems benefited from a customer addition and efficiency improvement program initiated in 2004 and completed in the first quarter of 2005. District energy EBITDA increased by 30 per cent compared with the same period last year, mainly due to higher energy pricing combined with lower fuel costs resulting from an improved fuel mix.

We remain committed to delivering stable monthly cash distributions to unitholders and to building value over the long-term.

Sincerely,

Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.

Q1 For the three-month period ended March 31, 2005 (in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated)

May 5, 2005

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund (the "Fund") should be read in conjunction with the accompanying unaudited interim financial statements and notes thereto prepared for the three months ended March 31, 2005, as well as the MD&A and audited consolidated financial statements contained in the 2004 annual report to unitholders.

This MD&A provides information for the period from January 1, 2005 to March 31, 2005.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time-to-time in the Fund's prospectus filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

STRUCTURE OF THE FUND

The Fund was established to invest indirectly in 22 renewable power and energy projects (the "Renewable Projects") and two district energy systems (the "District Energy Systems"). The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB") and the ownership of the District Energy Systems. USEB, a company unrelated to the Fund, and owned by U.S. Energy Systems, Inc. ("USEY") and Cinergy Energy Solutions, Inc. ("CES"), an indirect subsidiary of Cinergy Corp., owns 100% of the Renewable Projects located outside of Illinois and 50% of those located in Illinois.

The Renewable Projects, located in the United States, currently have approximately 51MW of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. USEB has its own management and operations staff. Administration and operations oversight of the Renewable Projects are currently performed by USEY and a subsidiary of CES, respectively.

The District Energy Systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, green energy projects and district energy systems.

Financial Statements presented in this Interim Report

Given the significance of the loan payments received, and in order to provide Unitholders with the necessary information to assess the underlying performance of the Fund's investments, the financial statements of USEB Operating Assets (as defined in the Fund's prospectus dated March 29, 2004) are being filed with Canadian securities regulators concurrently with the filing of the Fund's financial statements at each quarterly and annual reporting period. However, the financial statements of USEB are not certified by the officers of Countryside U.S. Power Inc., nor does management or the board of trustees of the Fund provide any representations as to their accuracy or completeness. USEB's financial statements of the USEB Operating Assets for the three months ended March 31, 2005, and the MD&A for such financial results, are included with the Fund's filing for informational purposes only.

Earnings before interest, income taxes, unrealized interest rate swap gains and losses, and depreciation and amortization ("EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

OPERATING RESULTS

Results of District Energy Systems

The District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component providing the District Energy Systems with the ability to pass through the majority of changes to its fuel price to its customers. As a result, revenue can increase or decrease depending on changes in fuel prices. However, due to the structure of the contractual arrangements, such changes typically do not have a material effect on the District Energy System's operating cash flow.

PEI System

	Three-month Period Ended March 31, 2005	Three-month Period Ended March 31, 2004
Energy Volumes		
Sales of Steam (Mlbs)	36,933	33,857
Sales of Hot Water (MMBtus)	132,626	125,748
Fuel Consumed (MMBtus)	244,355	239,766
Financial Indicators		
Energy revenues	$ 3,105	$ 2,850
Other revenues	435	360
Fuel and consumables expense	1,068	1,133
Operating, labour and maintenance expense	809	780
Management and administrative expense	142	130
EBITDA	**$ 1,521**	**$ 1,167**

Energy Volumes and Revenues

The PEI System energy volumes sold increased from the prior year results by approximately 9% for steam and 5% for hot water.

Revenues from energy sales increased by $255 from $2,850 to $3,105 during the comparative three-month period. Part of this increase was due to the addition of a new customer during the latter part of 2004, sales to which comprised $56 of the increase. Price adjustments associated with higher reference fuel prices accounted for $187 of the increase in energy revenues, while increases in energy volumes sold to other customers accounted for the remainder of the increase.

Other revenues consist primarily of waste fuel fees, and increased $75 or 21% from $360 to $435 due to increased waste fuel volumes delivered to the PEI System for fuel consumption.

Fuel and Consumables Volume and Expense

The PEI System fuel consumption increased from prior year results by approximately 4,500 MMBtus or 2%, primarily as a result of the increase in sales volumes. However, this increase in consumption was offset by improved fuel mix usage, such that the cost of fuel was $1,068, $65 lower than in the prior year.

Total Non-Fuel Expenses

Operating, labour and maintenance expense as well as management and administrative expenses were $951, with a modest increase of $40 or 4% as compared with the $910 expense in the prior year period.

EBITDA

The increase for the three-month period in EBITDA of $354 from $1,167 to $1,521 in the current period was as a result of various factors including the addition of the new customer, increased customer energy pricing, higher waste fuel fees and lower fuel costs due to an improved fuel mix.

London System

	Three-month Period Ended March 31, 2005		Three-month Period Ended March 31, 2004	
Energy Volumes				
Sales of Steam (Mlbs)		134,908		130,356
Fuel Consumed (MMBtus)		191,744		194,954
Financial Indicators				
Energy revenues	$	2,675	$	2,487
Other revenues		4		2
Fuel and consumables expense		2,053		1,883
Operating, labour and maintenance expense		279		303
Management and administrative expense		106		119
EBITDA	**$**	**241**	**$**	**184**

Energy Volumes and Revenues

The London System steam volumes sold increased from the prior year by approximately 4,500 Mlbs or 3.5% due to a modest increase in customer energy consumption. Revenues from energy sales increased by $188 from $2,487 to $2,675. The increase in revenues was primarily due to an increase in the reference fuel price, coupled with the slight increase in steam volumes.

Fuel and Consumables Volumes and Expense

Fuel consumed decreased by approximately 2% compared to the prior year, mainly due to increased fuel efficiency from improvements that were 75% completed during the first quarter of 2005 that involved an upgrade to the heat recovery systems. The fuel expense for the three-month period increased by $170 or 9%, from $1,883 to $2,053 due primarily to the increase in natural gas prices.

Total Non-Fuel Expenses

Operating, labour and maintenance expense as well as management and administrative expenses decreased by $37 from $422 to $385 from the comparative prior year period, mainly due to capitalized labor associated with capital improvements.

EBITDA

The increase in EBITDA of $57 from $184 to $241 for the three-month period was impacted by the reduction in total non- fuel expenses described above, coupled with the completion of the heat recovery capital improvement project.

Countryside Power Income Fund Consolidated

		Three-month Period Ended March 31, 2005
Energy revenues	$	5,780
Interest income on loans to USEB		2,905
Income from USEB royalty interest		109
Other revenues		582
Total revenue	**$**	**9,376**
Fuel, operating and maintenance expense		4,209
Management and administrative expense		740
EBITDA	**$**	**4,427**
Depreciation of capital assets		375
Other asset amortization		334
Operating income	**$**	**3,718**

REVENUE

Energy Revenues

Energy revenues consist only of revenues at the District Energy Systems and are explained above.

USEB Investment Revenue

Interest income on loans to USEB was, as scheduled, $2,905 for the three-month period ended March 31, 2005 based on a fixed interest rate of 11.0% per annum on the loan balance remaining as at December 31, 2004 of $105,789. The USEB loan pays principal and interest monthly. As at the end of March 31, 2005, the Fund had also received $439 in principal amortization on the loan receivable from USEB during the three-month period and $1,650 since the inception of the loan.

The terms of the USEB loan agreements require that USEB maintain a minimum Fixed Charge Coverage Ratio ("FCCR"), as defined in the loan agreements, of 1.15 to 1 for 2005 and 1.25 to 1 thereafter. In the three-month period ended March 31, 2005, USEB was in compliance with the FCCR covenant, with a FCCR of 1.19:1. USEB also was required to establish various restricted reserve accounts upon origination of the loan and to fund two of those reserves on an ongoing basis from available cash flow. USEB's 10 Illinois-based projects receive a subsidy from the State of Illinois ("ICC Subsidy") and a portion thereof is set aside on a monthly basis into a reserve account ("ICC Reimbursement Account"). On March 31, 2005, the total investment value of the ICC Reimbursement Account was U.S. $24,144. The ICC Reimbursement account is invested in a balanced portfolio of liquid equity and fixed income instruments. The investments in the ICC Reimbursement Account and the ICC subsidy received under various power sales contracts have been pledged to secure repayment of the USEB loan to the Fund. In addition, USEB is required to fund a Debt Service Reserve Account ("USEB DSR") on a quarterly basis from available cash flow after payment of all operating and maintenance expenditures, debt service, and ICC Subsidy Deposits but before growth capital expenditures and dividends (including the convertible royalty interest). On March 31, 2005, the DSR had an investment value of U.S. $2,091. The USEB DSR cash deposits have been invested in high quality liquid instruments and also have been pledged to the Fund to secure repayment of the loan. The USEB DSR can be drawn upon first by the Fund to meet debt service on the USEB loan to the extent USEB operating cash flow is insufficient. Including a construction reserve account at the USEB level in the amount of U.S. $3,653, there were liquid reserves in excess of U.S. $30,000 that secured the repayment of the USEB loan to the Fund as of March 31, 2005. In addition, the Fund's investment is secured by all of USEB's assets and energy sales contracts.

During the three-month period ended March 31, 2005, there was $109 earned from the Fund's investment in the USEB convertible royalty interest. These results were below management expectations but not considered material to cash flow. *This was due primarily to decreased USEB revenue resulting from lower power pricing at three USEB Illinois projects.*

Other Revenues

Other revenues consist primarily of waste fuel fees at the PEI System as well as fee revenue from U.S. development partners. They also include miscellaneous interest income on cash equivalents held at the corporate level and foreign exchange gains and losses on the small amount of U.S. cash held primarily to fund U.S. dollar denominated trade payables.

Total Expenses

Fuel, operating and maintenance expenses also consist entirely of operating expenses at the District Energy Systems and are explained above.

Management and administrative expense is made up of $248 in costs incurred at the District Energy System level as well as $492 incurred at the Corporate and other level related to the administration of the Fund and its investments in USEB.

Depreciation expense consists of capital asset depreciation. Most of the capital assets are used at the District Energy Systems and only $5 of the total $376 in depreciation expense related to Corporate and other.

Amortization expense is comprised of amortization of deferred financing fees, royalty interest, loan origination fees and customer relationships. The amortization charges are all amortized on a straight line basis, and as such, do not vary from period to period.

DISTRIBUTIONS DECLARED TO UNITHOLDERS

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Management believes that distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

Given the seasonal nature of the district energy business, a rolling twelve month average calculation is also provided since we believe it provides more meaningful information to investors than the calculation for a distinct quarter.

	Three Month Period Ended March 31, 2005	*357 - Day Period Since Commencement of Operations*
Cash provided by operating activities	**$ 4,324**	**$ 13,032**
Add (deduct): Changes in working capital	(298)	1,111
Funds from operations before working capital changes	$ 4,026	$ 14,143
Add		
Receipt of principal on USEB loans	439	1,650
Deduct		
Purchases of capital assets for regular operations[1]	12	265
Royalty Interest[2]	109	311
Distributable cash for the period	**$ 4,344**	**$ 15,217**
Distributions declared for the period	**$ 3,819**	**$ 14,980**
Distributions declared per Trust Unit for the period	**$ 0.256**	**$ 1.005**

[1] Purchases of capital assets for regular operations are non-expansionary capital expenditures.

[2] As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders, royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB. This method of calculating distributable cash has been adopted retroactively in the three month period ended March 31, 2005. Prior to January 1, 2005, distributable cash included royalty interest income as earned.

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. Since the inception of the Fund on April 8, 2004, all distributions declared have been equivalent to a pro-rated amount of $0.0854 per month, except for the distributions payable December 31, 2004 and June 30, 2005 which were $0.0855 to make up for rounding differences. Distributable cash generated by the Fund from operations in the period approximates distributions declared by the Fund.

The Fund intends to meet future distribution payments from cash flow generated from its operating assets and investments. Management expects to maintain cash distributions for the 2005 year at the same level as annualized 2004 distributions, at $1.025 per Trust Unit.

The composition of distributions paid by the Fund for 2004 was approximately 71% return on capital and 29% return of capital. Management estimates that in 2005, the composition of distributions for tax purposes will approximate the allocation reported for 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments. Additionally, the Fund has $3,735 of cash on hand. The Fund also has a three-year $35,000 credit facility from a syndicate of banks ("Credit Facility") of which $5,000 is currently unutilized. The Credit Facility is available for working capital purposes, including financing new growth and the expansion of existing facilities.

Cash provided by investing activities was $228 for the three-month period ended March 31, 2005, due to scheduled repayments of $439 on the USEB loan offset by $211 in capital expenditures. Of the capital expenditures, $12 was operations related capital expenditures and $199 were growth capital expenditures, mainly related to the heat recovery improvements at the London System.

In addition to the completion of the PEI expansion project underway at the time of the acquisition of the District Energy Systems, the District Energy Systems initiated over $1,000 in the latter half of calendar 2004 in new expansions (as outlined in the District Energy Facilities – Outlook – Expansion Projects section of the 2004 MD&A). The completion of the PEI expansion project was contemplated at the time of the Initial Offering and proceeds were set aside in cash and cash equivalents for this purpose.

Cash used in financing activities consists mainly of payments of distributions to Unitholders, and deferred financing charges related to an amendment of the existing Bank Credit Facility.

The Fund expects to be able to renew or refinance its Bank Credit Facility when it comes due.

SUMMARY OF QUARTERLY RESULTS

	83-Day Period Ended June 30, 2004 (Q2)	*Three Months Ended September 30, 2004 (Q3)*	*Three Months Ended December 31, 2004 (Q4)*	*Three Months Ended March 31, 2005 (Q1)*
Energy Volumes				
Sales of Steam (Mlbs)	67,897	68,225	116,952	171,841
Sales of Hot Water (MMBtus)	60,795	37,520	88,286	132,626
Sales of Chilled Water (MTonh)	739	1,285	257	136
Fuel Consumed (MMBtus)	204,975	182,625	328,596	436,099
Financial Indicators				
Total revenues	$ 6,543	$ 6,714	$ 7,878	$ 9,376
Net income	$ 2,711	$ 2,694	$ 2,160	$ 3,020
Income per Trust Unit (whole dollars)	$ 0.18	$ 0.18	$ 0.15	$ 0.20

The variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004 compared with the two prior periods. District Energy System energy volumes and sales are seasonal, with a majority of energy volumes, sales and earnings occurring during the winter heating season and typically lower results during spring and fall when less heating is required by customers. Electricity sales are not considered material to earnings or cash flow for the period. Sales of steam and hot water are greatest during the winter heating season in Q1 and Q4, while sales in the summer quarters, Q2 and Q3, relate primarily to chilled water, and are much lower in terms of revenue earned. Net income will generally follow a similar seasonal pattern, although there were some anomalies in Q2 and Q3 2004 due non-cash related adjustments for unrealized gains and losses on the interest rate swap, and for the deferred tax treatment of some items.

OFF BALANCE SHEET ARRANGEMENTS

Guarantee

As of April 8, 2004, Countryside Canada Power Inc. ("Countryside Canada"), a direct subsidiary of the Fund, delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting Countryside District Energy Holdings Corp's (an indirect subsidiary of the Fund) future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on 10 days' notice to WPS.

FINANCIAL INSTRUMENTS

Interest Rate Swap

One of the Fund's indirect subsidiaries has entered into an interest rate swap agreement to fix the floating interest rate paid on $30,000 of its long-term debt at a current rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum. The stamping fee schedule now in place is tied to a leverage ratio (as defined in the loan agreement governing the Fund's Bank Credit Facility). The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. The swap maturity coincides with the maturity of the BankCredit Facility on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months.

Foreign Exchange

Substantially all of the District Energy System's operations and earnings are in Canadian dollars.The USEB loan is denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange risk of the Fund. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans. The Fund's interest in royalties paid with respect to its US $6,000 investment in the USEB convertible royalty interest ("USEB Royalty") are US dollar denominated. The Fund has not hedged the foreign exchange risk with respect to these payments as they represented less than 2% of the fiscal 2004 revenues of the Fund and are expected to remain a minor portion of revenues.

RISKS AND UNCERTAINTIES

The Fund's business risks remained substantially unchanged since December 31, 2004.

For a more detailed discussion of risk factors, reference should be made to the MD&A in the 2004 Annual Report and to the 2004 Annual Information Form pages 40 to 56 which are incorporated by reference.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. has entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. shall be paid an annual fee of U.S. $430 from an indirect subsidiary of Cinergy Corp. and USEY.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five-year term unless terminated by any party.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements requires us to make estimates and judgments as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Fund's financial statements. We believe the following critical accounting estimate involves the more significant estimates and judgments used in the preparation of our financial statements:

Customer Relationships

Customer relationships were recorded to account for the proportion of the proceeds from the purchase of the District Energy Systems that exceeded the book value of the existing assets. The fair value of the customer relationships balance is being amortized over 21 years on a straight-line basis. Management has used judgment and estimates in determining the appropriate amortization period giving consideration to both the historical performance of customer renewals and the useful life of the energy service agreements in place at the time of the acquisition of the District Energy Systems by the Fund.

OUTLOOK

District Energy Facilities

Expansion Projects

The London System heat recovery improvement project was substantially completed and became operational in February 2005. This project is estimated to provide additional cash flow in the range of $300 - $500 per year.

The Fund

We are committed to growing the Fund through accretive investments. We have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there appears to be growing support for renewable power generation from both government and industry in light of Canada's commitment to the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. The Fund is actively evaluating opportunities in power generation and utility infrastructure, with a view to increasing Unitholder value and growing distributions.

Countryside Power Income Fund

MANAGEMENT'S DISCUSSION AND ANALYSIS

RECEIVED
27 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q2 *For the Six Months Ended June 30, 2005* [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

August 8, 2005

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund (the "Fund") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto prepared for the three and six months ended June 30, 2005, as well as the MD&A and audited consolidated financial statements contained in the 2004 annual report to unitholders.

This MD&A provides information for the period from January 1, 2005 to June 30, 2005.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time-to-time in the Fund's prospectus filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

STRUCTURE OF THE FUND

The Fund was established on April 8, 2004 to initially invest indirectly in 22 renewable power and energy projects (the "Renewable Projects") and two district energy systems (the "District Energy Systems"). The Fund's indirect investments consisted of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB") and the ownership of the District Energy Systems. USEB, a company unrelated to the Fund, and owned by U.S. Energy Systems, Inc. ("USEY") and Cinergy Energy Solutions, Inc. ("CES"), an indirect subsidiary of Cinergy Corp., owns 100% of the Renewable Projects located outside of Illinois and 50% of those located in Illinois.

On June 29, 2005 the Fund, through an indirect subsidiary, completed the acquisition of a 100% controlling interest in the holding company of Ripon Cogeneration, LLC ("Ripon"), a California-based power generation company. Ripon's principal assets consist of two gas-fired cogeneration plants in California: the Ripon Cogeneration Facility ("Ripon Facility") and the San Gabriel Cogeneration Facility ("San Gabriel Facility"), collectively (the "Ripon Facilities"). Together, these plants have a combined capacity of 95 MW.

The Renewable Projects, located in the United States, currently have approximately 51MW of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. USEB has its own management and operations staff. Administration and operations oversight of the Renewable Projects are currently performed by USEY and a subsidiary of CES, respectively.

The District Energy Systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, green energy projects and district energy

systems.

Consolidated Financial Statements presented in this Interim Report

Given the significance of the loan payments received, and in order to provide Unitholders with the necessary information to assess the underlying performance of the Fund's investments, the consolidated financial statements of USEB Operating Assets (as defined in the Fund's prospectus dated March 29, 2004) are being filed with Canadian securities regulators concurrently with the filing of the Fund's consolidated financial statements at each quarterly and annual reporting period. However, the consolidated financial statements of USEB are not certified by the officers of Countryside U.S. Power Inc., nor does management or the board of trustees of the Fund provide any representations as to their accuracy or completeness. USEB's consolidated financial statements of the USEB Operating Assets for the six months ended June 30, 2005, and the MD&A for such financial results, are included with the Fund's filing for informational purposes only.

Earnings before interest, income taxes, unrealized interest rate swap gains and losses, and depreciation and amortization ("EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization expense.

ACQUISTION COMPLETED ON JUNE 29, 2005

The principal assets acquired in the Ripon acquisitions consist of two gas-fired cogeneration plants in California powered by General Electric combustion turbines.

- The Ripon Cogeneration Facility, located near San Francisco in Ripon, California, has been in operation since 1988 and has a generation capacity of 51 megawatts. It has a power purchase agreement to 2018 with Pacific Gas & Electric Company, the principal utility operating subsidiary of PG&E Corp (PCG:NYSE), the largest electric utility in California, and also sells steam to a local paper company.

- The San Gabriel Cogeneration Facility, located near Los Angeles in Pomona, California, has been in operation since 1986 and has a generation capacity of 44 megawatts. It has a power purchase agreement to 2016 with Southern California Edison Company, the principal utility operating subsidiary of Edison International (EIX:NYSE), the second-largest electric utility in California, and also sells steam to a local newsprint producer.

In the transaction, Countryside, through an indirect subsidiary, acquired a 100 per cent controlling interest in the indirect owner of the two facilities for US $35,800 in cash plus the assumption of non-recourse project debt directly related to the Ripon Facilities of US $59,500 for a total of US $95,300, or approximately CDN $117,000 based on current exchange rates.

The Fund financed the acquisition by amending its $35,000 revolving credit facility so that the total facility, provided by Toronto-Dominion Bank, totals $80,000. The full amount of the facility was drawn in order to finance the Ripon acquisition, on June 29, 2005, the date the transaction closed. The Fund plans to follow with an equity offering aimed at refinancing the acquisition-related bank debt. In order to mitigate the impact of fluctuating currency exchange rates on the Ripon cash flows, the Fund intends to enter into foreign exchange contracts.

OPERATING RESULTS

Results of District Energy Systems

As the Fund was created on February 16, 2004, and acquired the operations of the District Energy Systems on April 8, 2004, the comparative period ended June 30, 2004 includes 83 days of operations and therefore for comparative purposes, the 2004 interim consolidated financial statements of the Fund exclude the period from

January 1, 2004 to April 8, 2004. In order to enhance its usefulness, the analyses included in this MD&A of the District Energy Systems include the summary of the operating results of the District Energy Systems from January 1, 2004 to June 30, 2004. This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the District Energy Systems.

The District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component providing the District Energy Systems with the ability to pass through the majority of changes to its fuel price to its customers. As a result, revenue can increase or decrease depending on changes in fuel prices. However, due to the structure of the contractual arrangements, such changes typically do not have a material effect on the District Energy System's operating cash flow.

PEI System

	Three-month period ended June 30, 2005	Three-month period ended June 30, 2004	Six-month period ended June 30, 2005	Six-month period ended June 30, 2004
Energy Volumes				
Sales of steam (Mlbs)	24,513	27,414	61,447	61,271
Sales of hot water (MMBtus)	60,119	60,795	192,744	186,543
Fuel consumed (MMBtus)	139,440	140,136	383,795	379,902
Financial Indicators	$	$	$	$
Energy revenues	2,191	1,973	5,296	4,823
Other revenues	454	452	889	812
Fuel and consumables expense	501	498	1,569	1,631
Operating, labour and maintenance expense	911	827	1,720	1,607
General and administration expense	129	126	271	256
EBITDA	1,104	974	2,625	2,128

Energy Volumes and Revenues

For the three-month period ended June 30, the PEI System energy volumes sold decreased from the prior year results by approximately 11% for steam and 1% for hot water. These reductions were principally based on more moderate temperatures on average, resulting in reduced energy requirements for cooling. For the six-month period ended June 30, 2005, the PEI System energy volumes sold increased from the prior year results with steam volumes essentially flat and an approximately 3% increase for hot water. Decreased steam volumes during the second quarter offset increased heating during the first quarter.

Revenues from energy sales increased by $218 from $1,973 to $2,191 during the comparative three-month period ended June 30, 2004. Fuel pricing changes accounted for $247 of the increase, which were offset by $31 related to volume decreases. Hot water revenue accounted for the largest portion of the energy revenue increase. For the six-month period ended June 30, 2005, sales increased approximately 10% by $473 from $4,823 to $5,296. New customer revenue accounted for $86 of the increase, while the balance of the increase was due to fuel pricing changes.

Other revenues consist primarily of waste fuel fees received, and increased by $2 for the three-month comparative period ended June 30, 2005. For the six-month comparative period ended June 30, 2005, other revenues increased by $70 or 9% from $819 to $889 related to increases in increased waste volumes received, primarily during the first quarter of 2005.

Fuel and Consumables Volume and Expense

The PEI System fuel consumption was down by approximately 700 MMBtus or 0.5% for the three-month period ended June 30, and increased by approximately 3,900 MMBtus or 1% for the six-month period ended June 30, 2005 because of the increased volume of hot water sold.

Fuel consumption expense was up by $3 from $498 to $501 for the three-month period ended June 30, 2005. An

increase in oil costs contributed to an increase of approximately $61, offset by $26 related to volume reductions in fuel consumed, and $32 to improved electric production resulting in lower electric costs. For the six-month period then ended, fuel and consumables expense was down $62 to $1,569 due to a combination of a reduction in fuel oil pricing and a change in fuel mix to lower priced fuel.

Total Non-Fuel Expenses

Operating, labour and maintenance expense was $911, $84 greater than the prior comparative three month period ended June 30, 2004, due to increased production equipment maintenance and related labour over the prior year. On a year to date basis, these expenses increased by $103, to $1,720 since most of these increased maintenance expenses occurred in the second quarter of 2005.

General and administration expenses were $3 lower than the prior year at $129 for the quarter ended June 30, 2005. On a year to date basis for the same period end, there was a modest increase of $5 or 2% as compared with the $266 expense in the prior year comparable period.

EBITDA

The increase for the three-month period in EBITDA of $130 from $974 to $1,104 in the current period ended June 30, 2005 was mainly as a result of the increase in revenue as described above. EBITDA increased 23% from $2,128 in the six-month period ended June 30, 2004 to $2,625 or $497 for the current year comparable period due to increased energy pricing, increased hot water sales volumes, higher waste fuel fees received and lower fuel costs due to an improved fuel mix.

London System

	Three -month period ended June 30, 2005	Three -month period ended June 30, 2004	Six -month period ended June 30, 2005	Six -month period ended June 30, 2004
Energy Volumes				
Sales of steam (Mlbs)	47,709	49,049	182,617	179,405
Sales of chilled water (MTon/hr)	915	760	1,051	886
Fuel consumed (MMBtus)	84,002	91,352	275,746	286,306
Financial Indicators	$	$	$	$
Energy revenues	1,442	1,438	4,117	3,925
Other revenues	6	4	10	6
Fuel and consumables expense	1,006	993	3,059	2,876
Operating, labour and maintenance expense	261	358	539	661
General and administration expense	107	125	213	244
EBITDA	74	(34)	316	150

Energy Volumes and Revenues

The London System steam volumes sold decreased from the prior year during the three-month period ended June 30, 2005 by approximately 1,340 Mlbs or 3% due to decreased customer energy consumption mainly related to warmer than average temperatures for the quarter. For the six-month period ended June 30, 2005, steam volumes were up approximately 3,200 Mlbs due an increase in customer energy consumption, all in the first quarter of 2005 which had cooler temperatures than the previous year. Sales of chilled water were up significantly over the prior year, by 155MTonh or 20% for the three-month period, and 165 MTon/hr or 19% for the six-month period ended June 30, 2005. These increases were also due to warmer than average temperatures for the second quarter of 2005.

Revenues from energy sales increased modestly by $4 from $1,438 to $1,442 for the three-month period and by $192 from $3,925 to $4,117 for the six-month period ended June 30, 2005, due almost equally to an increase in reference fuel pricing combined with the modest increase in sales volumes of 2%.

Fuel and Consumables Volumes and Expense

For the three-month period ended June 30, 2005, fuel consumed decreased by approximately 8% or 7,350 MMBtus, and for the six-month period then ended they decreased by 10,560 MMbtus or 4% compared to the prior year, mainly due to increased fuel efficiency from improvements that were 75% completed during the first quarter of 2005 involving an upgrade to the heat recovery systems. The fuel expense for the three-month period ended June 30, 2005 increased by $13 or 1%, from $993 to $1006, and for the six-month period then ended increased by $183 from $2,876 to $3,059 due primarily to the increase in natural gas prices.

Total Non-Fuel Expenses

Operating, labour and maintenance expense was down for the quarter ended June 30, 2005 by 27% or $97 from $358 to $261, and for the six-months then ended was down by 18% or $122 from $661 to $539 as a result of reduced repairs and maintenance. For the three-month period ended June 30, 2005, general and administration expenses decreased by $20 from $127 to $107 from the comparative prior year period and for the six-month period then ended, decreased by $31 or 13% from $244 to $213 due to various small items.

EBITDA

The increase in EBITDA of $108 from ($34) to $74 for the three-month period ended June 30, 2005, and by $166 or 111% for the six-month period then ended was primarily impacted by the reduction in total non-fuel expenses described above, coupled with the completion of the heat recovery capital improvement project which lowered fuel costs.

Countryside Power Income Fund Consolidated

For the District Energy Systems, results have been provided on a three-month and six-month comparative basis for informational purposes, even though the Fund did not purchase their interest in the District Energy Systems until April 8, 2004. For the Fund's consolidated results, the 83-day comparative operating period ended June 30, 2004 contained the operating results of the District Energy Systems only subsequent to the April 8, 2004 purchase by the Fund, and thus the results for the three-month period and the six-month period ended June 30, 2004 are the same and will not reconcile to the comparative results for the District Energy Systems presented under "Operating Results – Results of District Energy Systems" above.

	Three –month period ended June 30, 2005 $	**83-day operating period ended June 30, 2004 $**	**Six –month period ended June 30, 2005 $**
Energy revenues	3,632	3,075	9,412
Interest income on loans to USEB	2,893	2,711	5,798
Income from USEB royalty interest	55	208	164
Other revenues	609	549	1,191
Total revenue	7,189	6,543	16,565
Fuel, operating and maintenance expense	2,678	2,376	6,887
General and administration expense	1,366	568	2,106
EBITDA	3,145	3,599	7,572
Depreciation of capital assets	377	315	752
Other asset amortization	751	308	1,085
Operating income	2,017	2,976	5,735

Revenue

Energy Revenues

Energy revenues consist only of revenues at the District Energy Systems and are explained in the previous sections.

USEB Investment Revenue

Interest income on loans to USEB was, as scheduled, $2,893 for the three- month and $5,798 for the six-month period ended June 30, 2005 based on a fixed interest rate of 11.0% per annum on the loan balance remaining as at December 31, 2004 of $105,789. The USEB loan pays principal and interest monthly. As at the end of June 30, 2005, the Fund had also received $889 in scheduled principal repayments on the loan receivable from USEB during the six-month period and $2,100 since the inception of the loan.

The terms of the USEB loan agreements require that USEB establish various restricted reserve accounts upon origination of the loan and to fund two of those reserves on an ongoing basis from available cash flow. USEB's 10 Illinois-based projects receive a subsidy from the State of Illinois ("ICC Subsidy") and a portion thereof is set aside on a monthly basis into a reserve account ("ICC Reimbursement Account"). On June 30, 2005, the total investment value of the ICC Reimbursement Account was U.S. $24,638. The ICC Reimbursement account is invested in a balanced portfolio of liquid equity and fixed income instruments. The investments in the ICC Reimbursement Account and the ICC subsidy received under various power sales contracts have been pledged to secure repayment of the USEB loan to the Fund. In addition, USEB is required to fund a Debt Service Reserve Account ("USEB DSR") on a quarterly basis from available cash flow after payment of all operating and maintenance expenditures, debt service, and ICC Subsidy Deposits but before growth capital expenditures and dividends (including the convertible royalty interest). On June 30, 2005, the DSR had an investment value of U.S. $2,107. The USEB DSR cash deposits have been invested in high quality liquid instruments and also have been pledged to the Fund to secure repayment of the loan. The USEB DSR can be drawn upon first by the Fund to meet debt service on the USEB loan to the extent USEB operating cash flow is insufficient. Including a construction reserve account at the USEB level in the amount of U.S. $3,327, there were liquid reserves in excess of U.S. $30,200 that collateralize the repayment of the USEB loan to the Fund as of June 30, 2005. In addition, the Fund's investment is collateralized by all of USEB's assets and energy sales contracts.

The Fund earned $164 from its investment in the USEB convertible royalty interest during the six-month period ended June 30, 2005 and $55 during the three-month period then ended compared to the prior year six-month comparative period results of $208 and $208, a decrease of 21% and 74% respectively. USEB royalty interest was earned only subsequent to April 8, 2004 when the investment was made by the Fund. This decrease was due primarily to decreased USEB revenue resulting from lower power pricing at three USEB Illinois projects. These results were below management expectations but not considered material to cash flow.

Other Revenues

Other revenues consist primarily of waste fuel fees received at the PEI System described under "Operating Results" above, which made up $454 of the amount in the three-month period ended June 30, 2005 and $452 for the prior year comparative period. At the Fund level, other revenue of $148 for the three-month period ended June 30, 2005 and $137 for the prior year comparative period consisted of fee revenue from U.S. development partners as well as miscellaneous interest income on cash equivalents held at the Fund level. For the six-month period ended June 30, 2005, $899 primarily represented waste fuel fees received at the PEI System, and the other $292 related to the same items noted above for the Fund during the three month period then ended.

Total Expenses

Fuel, operating and maintenance expenses also consist entirely of operating expenses at the District Energy Systems and are explained above.

For the three-month period ended June 30, 2005, general and administrative expense is made up of $236 in costs incurred at the District Energy System level as well as $1,130 incurred at the Fund level related to the administration of the Fund, the Fund's acquisition of Ripon and its investments in USEB. Fund level general and administrative expense was $334 for the 83-day operational comparative period ended June 30, 2004. The difference between the current and prior year periods of $796 was made up of a number of items, including transaction fees of $437 paid to Independence Power LLC ("Independence"), related to the Ripon acquisition as outlined on page 13 of this MD&A. The increase was also in part due to unitholder publication costs and postage

associated with year end and Ontario capital tax.

Depreciation expense consists of capital asset depreciation. Most of the capital assets are used at the District Energy Systems and, for the three-month period ended June 30, 2005 only $5 of the total $377 in depreciation expense related to Corporate.

Amortization expense is comprised of amortization of deferred financing fees, royalty interest, loan origination fees and customer relationships. The amortization charges are all amortized on a straight line basis, and as such, do not typically vary from period to period. During the second quarter of 2005, deferred financing fees related to the original Credit Facility of $415 were written off since an Amended Credit Facility was negotiated which resulted in a settlement for accounting purposes of the original Credit Facility. This was the cause for the majority of the $443 increase to $751 at the end of the June 30, 2005 three-month period when compared to the prior year period.

DISTRIBUTIONS DECLARED TO UNITHOLDERS

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Management believes that distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

Distributable cash earned for the three-month period ended June 30, 2005 and the six-month period ended June 30, 2005 was significantly impacted by the expensing of Ripon related transaction costs of $437 paid to Independence. Excluding the transaction costs, distributable cash was unchanged compared to the prior year period. These expenses were not related to the ongoing operations of the Fund.

While the first quarter of the calendar year is generally the most profitable quarter for the District Energy Systems, the second and third quarters are generally the weakest quarters due to more moderate temperatures which result in lower demand for thermal energy requirements by customers.

	Three -month period ended June 30, 2005 $	83-day operating period ended June 30, 2004 $	Six -month period ended June 30, 2005 $
Cash provided by operating activities	**3,223**	**3,260**	**7,547**
Add (deduct): Changes in working capital	(492)	(42)	(790)
Funds from operations before working capital changes	2,731	3,218	6,757
Add:			
Receipt of principal on USEB loans	450	369	889
Deduct:			
Purchases of capital assets for regular operations[1]	222	6	234
Royalty interest [2]	55	208	164
Distributable cash for the period	**2,904**[3]	**3,373**	**7,248**
Distributions declared for the period	**3,820**	**3,522**	**7,639**
Distributions declared per Trust Unit for the period (whole dollars)	**0.257**	**0.236**	**0.513**

[1] Purchases of capital assets for regular operations are non-expansionary capital expenditures.

[2] As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB. This method of calculating distributable cash was adopted retroactively in the three-month period ended March 31, 2005. Prior to January 1, 2005, distributable cash included royalty interest income as earned.

[3] Net of certain transaction costs related to the Ripon acquisition.

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. Since the inception of the Fund on April 8, 2004, all distributions declared have been $0.0854 per month, except for the distributions payable December 31, 2004 and June 30, 2005 which were $0.0855 to make up for rounding differences. Distributable cash generated by the Fund from operations in the period approximates distributions declared by the Fund.

The Fund intends to meet future distribution payments from cash flow generated from its operating assets and investments. Management expects to maintain cash distributions for the 2005 year at the same level as annualized 2004 distributions, at $1.025 per Trust Unit.

The composition of distributions paid by the Fund for 2004 was approximately 71% return on capital and 29% return of capital. Management estimates that in 2005, the composition of distributions for tax purposes will approximate the allocation reported for 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments. Additionally, the Fund has $9,299 of cash on hand. The Fund also has a three-year $80,000 credit facility from a Canadian chartered bank ("Credit Facility"). The Credit Facility is available for working capital purposes, including financing new growth and the expansion of existing facilities. The Fund, through its investment in Ripon, also assumed a term loan for US $59,500 to finance the Ripon Facilities, which has a maturity date of April 25, 2018.

Cash used in investing activities was $43,085 for the six-month period ended June 30, 2005, due to the acquisition of Ripon, which required $43,394 in cash, coupled with scheduled repayments of $889 on the USEB loan offset by $580 in capital expenditures. Of the capital expenditures, $234 was operations related capital expenditures and $346 were growth capital expenditures, mainly related to the heat recovery improvements at the London System.

In addition to the completion of the PEI expansion project underway at the time of the acquisition of the District Energy Systems, the District Energy Systems initiated over $1,000 in the latter half of calendar 2004 in new expansions (as outlined in the District Energy Facilities – Outlook – Expansion Projects section of the 2004 MD&A). The completion of the PEI expansion project was contemplated at the time of the Initial Offering and proceeds were set aside in cash and cash equivalents for this purpose.

Cash provided by financing activities consist mainly of the increase in the Credit Facility of $50,000 in the three-month period ended June 30, 2005 to finance the June 29, 2005 acquisition of Ripon offset by payments of distributions to Unitholders, and deferred financing charges related to an amendment of the existing Credit Facility.

The Fund expects to be able to renew or refinance its Credit Facility when it comes due.

SUMMARY OF QUARTERLY OPERATIONAL RESULTS

	83-Day Period Ended June 30, 2004 *Q2*	Three -month Period Ended September 30, 2004 *Q3*	Three -month Period Ended December 31, 2004 *Q4*	Three -month Period Ended March 31, 2005 *Q1*	Three -month Period Ended June 30, 2005 *Q2*
Energy Volumes					
Sales of steam (Mlbs)	67,897	68,225	116,952	171,842	72,222
Sales of hot water (MMBtus)	52,976	37,520	88,286	132,625	60,119
Sales of chilled water (MTon/hr)	739	1,285	257	136	915
Fuel consumed (MMBtus)	204,975	182,625	328,596	436,099	223,442
Financial Indicators	**$**	**$**	**$**	**$**	**$**
Total revenues	6,543	6,714	7,879	9,376	7,189
EBITDA	3,599	3,861	3,848	4,427	3,145
Net income	2,711	2,694	2,160	3,020	891
Income per Trust Unit (whole dollars)	0.18	0.18	0.15	0.20	0.06

The variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004 compared with the two prior periods. District Energy System energy volumes and sales are seasonal, with a majority of energy volumes, sales and earnings occurring during the winter heating season and typically lower results during spring and fall when less heating is required by customers. Electricity sales are not considered material to earnings or cash flow for the period. Sales of steam and hot water are greatest during the winter heating season in Q1 and Q4, while sales in the summer quarters, Q2 and Q3, relate primarily to chilling revenues, and are much lower in terms of revenue earned. EBITDA and Net income will generally follow a similar seasonal pattern, although there were some anomalies in Q2 and Q3 2004, as well as Q2 2005 due to non-cash related adjustments for unrealized gains and losses on the interest rate swap and foreign exchange, write-off of deferred financing fees on the original Credit Facility and for the deferred tax treatment of some items. The results for EBITDA and net income in the three-month period ended June 30, 2005 were significantly impacted by the expensing of Ripon related transaction costs of $437 paid to Independence, as well as the write off of $415 in deferred financing fees also related to the Ripon acquisition. Excluding these transaction costs related to the Ripon acquisition, net income would have been $1,743. These expenses were not related to the ongoing operations of the Fund.

FINANCIAL INSTRUMENTS

Interest Rate Swap

One of the Fund's indirect subsidiaries has entered into an interest rate swap agreement to fix the floating interest rate paid on $30,000 of its long-term debt at a current rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum. The swap maturity coincides with the original maturity of the Credit Facility on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months. As at June 30, 2005, the fair value of the swap agreement was $177 unfavourable.

Ripon entered into an interest rate swap agreement to fix the floating interest rate paid on its' US $59,500 term loan at 4.939% per annum. The effective rate of interest when adding the applicable margin is 6.439%. The swap maturity coincides with the maturity of the Ripon Credit Facility on April 25, 2018. The notional amount of the swap is $59,500 and amortizes on the same schedule as the term loan and payments are due every three months. As at June 30, 2005, the fair value of the swap agreement was US $2,734 unfavourable.

Foreign Exchange

Substantially all of the District Energy System's operations and earnings are in Canadian dollars. The USEB loan is denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange risk of the Fund. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans. The Fund's interest in royalties paid with respect to its US $6,000 investment in the USEB convertible royalty interest ("USEB Royalty") are US dollar denominated. The Fund has not hedged the foreign

exchange risk with respect to these payments as they represented less than 2% of the fiscal 2004 revenues of the Fund and are expected to remain a minor portion of revenues. The Fund has not hedged the foreign exchange risk associated with its investment in Ripon; however, the Fund plans to implement a hedging program after completion of the planned refinancing of its Credit Facility.

RISKS AND UNCERTAINTIES

Risks Related to Operations

USEB's Renewable Projects' ability to generate and deliver to its customers electricity and biogas (as applicable) on a daily basis and at certain expected levels is the main factor in determining the cash available for payments by USEB to Countryside Canada under the USEB Loan and the USEB Royalty. Similarly the District Energy facilities' ability to deliver steam, hot water and chilled water to its customers is the main factor for determining the cash available for distribution to unitholders from such facilities. Likewise, the Ripon Facilities' ability to deliver electricity and steam to their customers is the main factor for determining cash available for distribution to unitholders from such facilities. If operations are interrupted at the Fund's operating facilities or USEB due to mechanical failure, lack of fuel supply or for other reasons, it could have a negative effect on distributable cash to unitholders.

The amount of energy produced by USEB's Renewable Projects also depends on the extraction and availability of biogas from public and privately owned landfills. The quantity of biogas available is determined by numerous factors which are beyond the control of USEB and which cannot be predicted with certainty. Likewise, the amount of energy generated by the PEI System is dependent on the availability of a suitable supply of wood waste and municipal solid waste which may be subject to adverse change for reasons beyond the control of the Fund. The Ripon Facilities use natural gas for fuel. Ripon currently purchases natural gas under fixed cost contracts that expire in 2006. There can be no assurance that Ripon will enter into new long-term gas contracts or otherwise purchase natural gas in the market at the same price as it receives today. Ripon's Power Purchase Agreements ("PPA's") generally provide for electricity price increases reflective of fuel cost increases. However the PPA's do not provide for a full pass through of fuel costs and therefore changes in Ripon's fuel costs may decrease or increase the distributable cash generated by Ripon.

Electricity Pricing

While a majority of the off-takers of USEB's Renewable Projects is contractually obligated to purchase electricity under long-term PPA's, those projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term contracts terminate or expire, USEB will be required to either re-negotiate with existing off-takers, negotiate new PPA's with new off-takers, or sell electricity into the electricity wholesale market or spot market, in which case the prices for electricity will depend on prevailing market conditions. Similarly, when the USEB Renewable Projects located in Illinois are no longer eligible to receive incentives under the Illinois Public Utilities Act, it is expected that the projects will seek to negotiate new contracts in the wholesale and green power markets based on rates prevailing in the those power markets at the time. Further, the Gross Price which USEB's Illinois-based Renewable Projects receive is equal to the average amount per kWh paid by the local government entities in the project's respective jurisdiction and, therefore, may be subject to change. Ripon sells power pursuant to two long term PPA's which provide for capacity payments (which are substantially fixed) and energy payments, which are based on the "Short Run Avoided Cost" or "SRAC" of the utility which purchases the power as determined by the California Public Utility Commission ("CPUC"). Beginning in June 2006, SRAC is subject to adjustment from time to time through the remaining term of the PPA and there can be no assurance that any such adjustments in the future will not decrease distributable cash generated by Ripon. Furthermore, Ripon's PPA's terminate in 2016 and 2018. There is no assurance that upon expiry of such PPA's Ripon will be able to enter into new PPA's or otherwise sell its power into the market at prices at or above projected levels. Future prices and rates cannot be predicted with certainty and will inevitably deviate from such forecasts and such deviation may be material. Significant declines in prices and rates would be expected to have a material adverse impact on USEB and/or Ripon as applicable. While management believes that strategies exist to mitigate, at least in part, the adverse effects of such price declines, there is no assurance such strategies will be available or implemented successfully.

Foreign Currency Fluctuations

Approximately 2% of the Fund's revenue in 2004 was from US Dollar-based investments, whereas a majority of the Fund's costs and its financial obligations to its lenders and unitholders are denominated in Canadian dollars. After accounting for the acquisition of Ripon, the percentage of the Fund's revenue from US-based investments is expected to increase. The USEB Loan is denominated in Canadian dollars, requiring USEB to make payments on the USEB Loan in Canadian dollars. Because USEB will be exposed to currency exchange rate risk, the loan documents require USEB to enter into currency hedge agreements during the entire term of the loan to mitigate the risk posed by the currency transaction risk into Canadian dollars. To the extent that USEB's ability to satisfy its obligations under the USEB Loan is affected by an unfavorable exchange rate or an inability to maintain hedging arrangements in the future, the Fund's ability to pay cash distributions to unitholders may also be affected. Ripon's revenues derived from PPA's and steam sale agreements denominated in US dollars and expected US dollar denominated distributable cash from Ripon is currently unhedged currency transaction risk into Canadian dollars. Management intends to implement a hedging strategy once it completes a refinancing of the acquisition debt.

Interest Rate and Debt Repayment Risk

At present, the Fund's Credit Facility bears interest at a variable rate based on short-term Canadian banker's acceptances. An increase in short-term interest rates, if unhedged, could affect the Fund's ability to pay interest on outstanding balances under the Credit Facility and distributions to unitholders. To mitigate this interest rate risk, the Fund has entered into an interest rate hedging agreement, which sets the base interest rate at a fixed coupon for a portion of balance and term of the loan. With regard to debt repayment risk, there can be no assurance that the Fund will have sufficient capital or be successful in refinancing the Credit Facility when it matures. Under the Amended Credit Facility (see note 6 to the consolidated financial statements for definition), the Borrower is required to reduce its leverage ratio to a certain level by December 31, 2005 or it will trigger an event of default under the credit agreement. If the default is not cured, it may result in payment acceleration for the entire balance outstanding loan. In such event, the Fund would not have sufficient cash on hand to repay the outstanding balance as of June 30, 2005. The Fund intends to raise equity capital prior to year end 2005 to reduce the outstanding amount under the Amended Credit Facility to comply with the financial covenant. Ripon has been financed by senior secured project debt held by a syndicate of banks, and is non recourse to the Fund. So long as such debt is outstanding, Ripon will be subject to certain covenants which will restrict and impose burdens on Ripon' ownership and operations respecting the facilities. In the event of an uncured default under such debt, the lenders may exercise remedies which may imperil the Fund's equity investment in Ripon.

Tax Risk

There is no guarantee that Canadian or U.S. tax legislation and treatment of mutual fund trusts will not change in such a way as to adversely affect distributions to unitholders. For example, if U.S. tax legislation were to change adversely or U.S. tax authorities to challenge how USEB treats certain tax deductions when calculating its taxable income, the payments received by the Fund's Canadian subsidiaries from USEB could be reduced.

Regulatory and Legislative Risk

The Fund's district energy facilities, USEB's Renewable Projects and the Ripon Facilities must be licensed to comply with energy, operational, environmental, and safety statutes, standards, orders and regulations enacted by legislative bodies and imposed by regulatory bodies. Although the Fund believes that all such facilities are in compliance in all material respects with such statutes, permits, standards, orders and regulations, failure to operate the facilities in compliance with such statutes, permits standards, orders and regulations may require temporary or permanent cessation of operations of the facilities and may expose owners and operators to claims and clean-up costs. Any new law or regulation could require significant new expenditures to achieve or maintain compliance.

The Ripon Facilities and certain of USEB's Renewable Projects, which generate and sell electric power to their respective local utilities in the wholesale market obtain certain benefits and exemptions because of their Qualifying Facility status ("QF Status") under PURPA and in the case of the Renewable Projects in Illinois,

because each is a Qualified Solid Waste Energy Facility ("QSW Status") under the Illinois Public Utilities Act. If any facility were to lose its QF or QSWEF status, the facility would no longer be entitled to the exemptions and benefits thereof and may be required to cease selling electricity at the rates set forth in the existing PPA's. Under certain circumstances, loss of QF Status on a retroactive basis could lead to, among other things, claims by the utility customers for a refund of payments already made. Further, such facilities may lose all or some of such benefits if PURPA or the Illinois Public Utilities Act (or the regulations or orders promulgated there under) were repealed or modified or if any court or regulatory body adopted a new interpretation of such statute, regulation or order. From time to time, legislation modifying the Illinois Public Utility Act has been proposed. If certain of the introduced legislation had been enacted in its proposed form, it would reasonably be expected to have a material adverse effect on the QSWEFS. To date such legislation has not been enacted; however there can be no assurance that such legislation will not be enacted in the future. Any of these events could have a material adverse effect on USEB's ability to make payments to the Fund's Canadian subsidiary under the USEB Loan or USEB Royalty.

A proceeding is currently pending before the CPUC, in which the CPUC is considering whether to apply a March 2001 ruling which decreased SRAC levels retroactively to the period December 2000 to March 2001. Such a ruling could, in theory, apply to many QF's in California including the Ripon Facilities and may lead utilities to seek refunds or offsets from the QF's which sold the utilities' power during such 4 month period. While management believes that such a result is unlikely, the outcome of such a regulatory proceeding cannot be predicted with certainty. Even in the event of an adverse result, management believes Ripon would have several meritorious legal defenses under federal and state law which should protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them.

Reliance on Third Parties

The Fund is reliant upon USEB with respect to the administration and operations management of the USEB Renewable Projects. Ripon is reliant on independent contractors for the day to day operational and asset management of the facilities

For a more detailed discussion of risk factors, reference should be made to the Prospectus pages 103 to 116 which are incorporated by reference.

The Fund's business risks remained substantially unchanged since December 31, 2004 except for the addition of the Ripon related issues.

For a more detailed discussion of risk factors, reference should be made to the MD&A in the 2004 Annual Report and to the 2004 Annual Information Form pages 40 to 56 which are incorporated by reference and filed on www.sedar.com.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. has entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. shall be paid an annual fee of U.S. $440 for 2005 from an indirect subsidiary of Cinergy and USEY.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five-year term unless terminated by any party.

Independence Power LLC

On June 29, 2005, Countryside US Holding Corp. ("Countryside US Holding"), an indirect subsidiary of the Fund, paid $437 to Independence Power LLC in consideration for services performed by Independence for Countryside US Holdings in connection with the origination and structuring of the acquisition of Ripon Power LLC. Independence is controlled by members of senior management of the Fund who serve as officers and directors of certain Fund subsidiaries including Countryside US Holding. Such payment was approved by the Joint Compensation and Corporate Governance Committee of the Fund and Countryside Canada Power, Inc. based, in part, on an opinion from an independent financial advisor that the payment was fair to the Fund.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Fund's consolidated financial statements. We believe that in addition to the critical accounting estimates discussed in our annual MD&A, the following critical accounting estimate involves the more significant estimates and judgments used in the preparation of our interim consolidated financial statements:

Power Purchase Agreements

Power purchase agreements ("PPA's") were recorded to account for the proportion of the proceeds from the purchase of Ripon that exceeded the fair value of the existing assets. The fair value of the intangible asset balance is being amortized over the life of the PPA's expiring in 2016 & 2018.

OUTLOOK

District Energy Facilities

Expansion Projects

The London System heat recovery improvement project was substantially completed and became operational in February 2005. This project is estimated to provide additional cash flow in the range of $300 - $500 per year.

The Fund

We are committed to growing the Fund through accretive investments. We have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there appears to be growing support for renewable power generation from both government and industry in light of Canada's commitment to the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. Countryside is actively evaluating opportunities in power generation and utility infrastructure, with a view to increasing unitholder value and growing distributions.

COUNTRYSIDE
POWER INCOME FUND

MESSAGE TO OUR UNITHOLDERS

Q3

Dear Fellow Unitholders,

I am pleased to report Countryside Power Income Fund's results for the three and nine months ended September 30, 2005.

We executed on the growth strategy that we laid out for investors last year, and saw tangible evidence of our success in Countryside's solid results for the third quarter. As a result of the acquisition of two cogeneration plants in California ("Cogen Facilities"), we have further diversified our portfolio, added assets with long-term predictable cash flow streams and increased cash available for distribution to unitholders. As a result of the acquisition of the Cogen Facilities, as well as the anticipated full year of operating cash flow from completion of capital improvements at our district energy systems, the board of trustees increased cash distributions to unitholders by $0.01 per unit annually, for unitholders of record on September 30, 2005.

We also announced in the third quarter that our board of trustees approved a plan modifying the Fund's existing executive management arrangements to bring the Fund in line with its peers in the power income trust sector and strengthen the alignment of unitholder and management interests. Under the modified arrangements, Countryside Ventures LLC, a company independent of the Fund, will provide management and administrative services to the Fund as well as new growth opportunities under long-term agreements. Countryside Ventures will employ the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund will have a right of first offer on all investment opportunities developed or owned by Countryside Ventures which meet the Fund's investment criteria. We believe these modified arrangements will expand the Fund's ability to grow while substantially shielding the Fund against development risk.

Revenue for the quarter rose by $20.0 million to $26.8 million compared with the same period last year, primarily as a result of the acquisition of Ripon. Excluding the effect of the Cogen Facilities, revenue was $6.9 million, up from $6.7 million in the same period in 2004.

EBITDA* for the three-month period was $10.6 million, an increase of $6.7 million from the third quarter of last year, again due primarily to the addition of the Cogen Facilities. Excluding the quarterly results of the Cogen Facilities and other Ripon-related expenses, EBITDA would have been $3.9 million compared with $3.9 million in the prior year.

Distributable cash* available for the quarterly period ended September 30, 2005 was $6.2 million. Excluding the quarterly results of the Cogen Facilities and other Ripon-related expenses, distributable cash would have been $3.8 million, in line with the $3.8 million in the comparable period last year. Distributions declared during the same period were $3.8 million or $0.257 per unit. Due to the seasonality of the district energy systems, the second and third quarters generally have lower revenue and cash flow due to more moderate temperatures, which result in lower demand for thermal energy. As a result of the acquisition of the Cogen Facilities, distributable cash for the Fund is expected to be at its highest in the third quarter when capacity payments under the power purchase agreements are at peak pricing.

In the nine-month period, distributable cash was $13.8 million, and distributions declared were $11.5 million or $0.926 per unit.

Countryside Power Income Fund has stable cash flow, strong assets and a solid customer base. We believe the Fund is well positioned to deliver stable monthly distributions to unitholders and to grow those distributions over the long term by continuing to execute its growth strategy.

Sincerely,

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

* EBITDA and distributable cash are non-GAAP Measures. See the MD&A for more details.

Countryside Power Income Fund

MANAGEMENT'S DISCUSSION AND ANALYSIS

Q3 For the Nine Months Ended September 30, 2005 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated] [unaudited]

November 9, 2005

PRESENTATION OF FINANCIAL INFORMATION

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund (the "Fund") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto prepared for the three and nine months ended September 30, 2005, as well as the MD&A and audited consolidated financial statements contained in the 2004 annual report to unitholders.

This MD&A provides information for the period from January 1, 2005 to September 30, 2005.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time-to-time in the Fund's Annual Information Form dated March 31, 2005 filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Measures

Earnings before interest, income taxes, unrealized interest rate swap gains and losses, and depreciation and amortization ("EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization expense.

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Management believes that distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

OVERVIEW OF FUND AND RECENT DEVELOPMENTS

Overview

The Fund, which was established on April 8, 2004, has invested indirectly in two district energy systems and two gas-fired cogeneration facilities. The district energy systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity (collectively, the "District Energy Systems"). The cogeneration facilities have approximately 94 MW of electric generation capacity, sold approximately 525,000 thousand pounds of steam in 2004 and its principal assets consist of the Ripon cogeneration plant ("Ripon Facility") located near San Francisco, California and the San Gabriel cogeneration plant ("San Gabriel Facility") located near Los Angeles, California (collectively, the "Cogen Facilities"). In addition, the Fund holds indirect investments in 22 renewable power and energy projects (the "Renewable Projects") located in the United States, which currently have approximately 51MW of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the Renewable Projects consist of loans to, and a

convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB"). USEB is a company unrelated to the Fund and has its own management and operations staff.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, green energy projects and district energy systems.

Recent Developments

Acquisition of Ripon Power LLC

On June 29, 2005 the Fund, through an indirect subsidiary, completed the acquisition of a 100% controlling interest in Ripon Power LLC ("Ripon Power") the holding company of Ripon Cogeneration LLC, a California-based power generation company, which owns the Cogen Facilities. In the transaction, the Fund, acquired Ripon Power for consideration of US $35,800 in cash plus the assumption of non-recourse project debt of US $59,500 for a total transaction value of US $95,300, or approximately CDN $117,000 based on exchange rates in effect on the date of closing. The Fund financed the acquisition through an expansion of its existing credit facility with a syndicate of banks led by Toronto-Dominion (the "Amended Credit Facility"). The Amended Credit Facility commitment is $80,000 and was fully drawn at closing.

Increase in Unitholder Distributions and Management Agreement

On September 23, 2005, the Fund announced an increase in its annual distribution of $0.01 per unit. The first distribution under the new rate was paid on October 31, 2005 to unitholders of record on September 30, 2005.

Coincident with the distribution increase, the indirect and direct subsidiaries of the Fund, Countryside US Holding Corp. ("Countryside US Holding") and Countryside Canada Power Inc. ("Countryside Canada"), respectively, entered into a management agreement with Countryside Ventures LLC, formerly Independence Power LLC, (the "Manager") (the "Management Agreement"). Under the terms of the Management Agreement, which became effective November 1, 2005, the Manager will provide management and administrative services to the Fund, as well as new growth opportunities, under long-term agreements. The Manager will employ the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund, through Countryside US Holding and Countryside Canada, has a right of first offer on all investment opportunities developed by the Manager that meet the Fund's investment criteria. In consideration for providing the management and administrative services under the Management Agreement, the Manager shall be entitled to reimbursement from the Fund of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services described above. The Management Agreement also provides for a long-term incentive plan for each new asset, company or investment, acquired or made, by the Fund or any of its affiliates, and originated, structured or developed through the efforts of the Manager or its affiliates ("LTIP"). Under the LTIP, the Manager will be entitled to a distribution from the new asset's operating or investment cash flow equal to 25% of the cash distributions made in excess of the Fund's preferred or base level distribution as defined in the Management Agreement. In the case of the Cogen Facilities, the Manager holds a subordinated membership interest in Ripon Power and will share with the Fund, to the extent available, the excess operating cash flow of the Cogen Facilities on a 25% and 75% basis, respectively.

During 2005, a total of $206 has been paid to the Manager pursuant to the Management Agreement to reimburse the Manager for certain compensation payments made to the senior executives respecting the period July 1, 2005 through October 31, 2005.

Trust Unit and Exchangeable Debenture Offering (the "Offering")

On November 8, 2005, the Fund and Countryside Canada filed a final prospectus (the "Prospectus") to sell 4,720,000 trust units at $9.35 per unit for gross proceeds of $44,132,000 and US $55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures ("Debentures"), due October 31, 2012. The Offering is expected to close on November 14, 2005. The Debentures were issued by Countryside Canada. Upon

closing of the Offering, net proceeds of the Offering will be used to repay indebtedness under the Amended Credit Facility associated with the acquisition of Ripon Power, to purchase project-related debt of the Cogen Facilities from a syndicate of U.S. based lenders and to pay transaction costs of the Offering with any excess remaining proceeds to be used for working capital purposes.

OPERATING RESULTS

Consolidated Results of the Fund

Countryside's total revenue for the three months ended September 30, 2005 was $26.8 million, an increase of $20.0 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities. Excluding the effect of the acquisition, revenue would have been $6.9 million, up from $6.7 million in the same period in 2004, primarily due to higher results at the district energy systems, which benefited from the addition of a new customer and changes in fuel pricing. In the nine months ended September 30, 2005, revenue was $43.3 million. Since the Fund commenced operations on April 8, 2004, there is no comparable period for the first quarter of 2005.

The Fund's EBITDA in the three-months ended September 30, 2005 was $10.6 million, an increase of $6.7 million from the prior year period, again due primarily to the addition of the results of the Cogen Facilities. Excluding the quarterly results of Ripon and other Ripon-related expenses, EBITDA would have been $3.9 million in the third quarter compared to $3.9 million in the prior year period. In the first nine months of 2005, EBITDA was $18.0 million.

Net income in the quarterly period ended September 30, 2005, was $5.2 million or $0.35 per unit, compared with $2.7 million or $0.18 per unit in the comparable period of 2004. Net income was $9.1 million or $0.61 per unit for the nine months ended September 30, 2005.

Results of District Energy Systems

As the Fund was created on February 16, 2004, and acquired the operations of the District Energy Systems on April 8, 2004, the comparative period ended September 30, 2004 includes 175 days of operations and therefore for comparative purposes, the 2004 interim consolidated financial statements of the Fund exclude the period from January 1, 2004 to April 8, 2004. In order to enhance its usefulness, the analyses included in this MD&A of the District Energy Systems include the summary of the operating results of the District Energy Systems from January 1, 2004 to September 30, 2004. This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the District Energy Systems.

The District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component typically providing the District Energy Systems with the ability to pass through the majority of changes in its fuel price to its customers. The energy rates paid by customers in London are generally reflective of the price of natural gas and are adjusted upward or downward to compensate for changes in the price of natural gas. In regard to the PEI System, the energy rates paid by larger customers are generally reflective of the cost and mix of fuels and are adjusted upward or downward to compensate for changes in the price of fuel. Smaller customers of the PEI System have rates based on the local price of fuel oil. For such customer rates, changes in the local fuel price will have a greater impact on the revenues of the PEI System than the impact that such changes will have on the cost of operation of the PEI System. As a result of the energy rate pricing structures, the District Energy Systems' revenue can increase or decrease depending on changes in fuel prices and, to a lesser extent, the fuel mix. During the last year, the global market price increases for natural gas and oil have significantly affected our District Energy Systems in terms of increased costs with a corresponding increase in our energy related revenues.

Countryside Power Income Fund

District Energy Systems

	Three-month period ended September 30, 2005	Three-month period ended September 30, 2004	Nine-month period ended September 30, 2005	Nine-month period ended September 30, 2004
Energy Volumes				
Sales of Steam (Mlbs)	64,573	68,225	308,637	308,901
Sales of Hot Water (MMBtus)	32,516	37,520	225,260	224,063
Sales of Chilled Water (MTon/hr)	1,593	1,285	2,644	2,171
Fuel Consumed (MMBtus)	172,904	182,625	832,445	848,833
Financial Indicators [000's]	$	$	$	$
District Energy Systems' Revenues	3,332	2,965	12,744	11,712
Capacity	1,831	1,744	5,497	5,270
Energy	1,501	1,221	7,247	6,442
Other Revenues	547	478	1,447	1,296
Fuel and Consumables Expense	1,232	1,103	5,860	5,609
Operating, Labour and Maintenance Expense	980	1,060	3,239	3,318
General and Administration Expense	282	237	766	747
EBITDA	1,385	1,043	4,326	3,334
Depreciation and Amortization	378	323	1,121	937
Operating Income	1,007	720	3,205	2,397

District Energy Volumes and Revenues

In the three-month period ended September 30, the District Energy Systems' heating energy volumes sold decreased from the prior year results by approximately 5% for steam and 13% for hot water. These reductions were principally based on more moderate temperatures resulting in lower energy requirements for heating.

In the nine-month period ended September 30, 2005, the District Energy Systems' energy volumes sold for steam and hot water were essentially flat. Decreased volumes during the second and third quarter were offset by increased volumes during the first quarter heating season.

Sales of chilled water increased significantly over the prior year periods, by 308 MTon/hr or 24% for the three-month period, and 473 MTon/hr or 22% in the nine-month period ended September 30, 2005. These increases were due to higher cooling requirements from warmer than average temperatures for the second and third quarters of 2005.

In the three month period ended September, total revenues from district energy sales increased by 12% from the prior year period, mainly driven by increases in the energy related revenues, which increased 23% in the same quarter from the prior year period. Chilled water sales comprised 57% of the energy sales increase. The increase in energy revenue was due primarily to customer price increases driven by higher fuel prices that are passed through to customers as well as higher customer contract reference prices both of which were partially offset marginally by lower volumes of steam and hot water sold. In the nine-month period ended September 30, 2005, total district energy revenues increased approximately 9%, also primarily driven by increases in energy related revenues, which were due to customer fuel price increases. Capacity payments increased by approximately 5%, reflecting contract price index adjustments. Capacity payments are fixed payments, which are received regardless of energy volumes delivered.

Other Revenues

Other revenues consist of waste fuel fees received at the PEI System as well as other miscellaneous revenue items. Such revenue increased in both the three and nine month periods ended 2005 from their respective comparative year periods primarily due to efficiency related incentive fees received and higher waste volumes received.

Fuel and Consumables Volume and Expense

In both the three and nine month periods ended September 30, 2005, the District Energy Systems' fuel consumption decreased by approximately 9,721 MMBtus or 5% and by approximately 16,388 MMBtus or 2%, respectively, from the prior year periods. The decrease was essentially due in both the three and nine month periods to the increased efficiency recognized at the London System as a result of the capital improvement program substantially completed in the first quarter of 2005. Additionally, in the three-month period 2005, lower steam and hot water volumes delivered were offset partially by higher chilled water volumes when compared to the prior year period.

Fuel consumption expense was up 12% from $1,103 to $1,232 in the three-month period ended September 30, 2005 from the prior year period. Increases in the price of natural gas at the London System contributed to most of the increase from the prior year period. In the nine-month period then ended, fuel and consumables expense increased by 4% from the prior year period due mainly to price increases in natural gas at the London System, offset by improved fuel efficiencies.

Total Non-Fuel Expenses

In the three month period ended September 30, 2005, operating, labour and maintenance expense was $980 or 7.5% lower than the prior comparative three month period, due to lower maintenance expenses during the period. In the nine month period ended September 30, 2005, these expenses decreased by $79 due to lower maintenance and repairs expenses.

General and administration expenses were 19% higher than the prior year quarter at $282 for the quarter ended September 30, 2005 due to accruals for incentive compensation based on improved performance. In the nine month period ended September 30, 2005, the general and administration expenses increased by $19 or 3% compared with the prior year period.

EBITDA

In the three-month period ended September 30, 2005, EBITDA increased 33% from $1,043 to $1,385 when compared to the prior year period, mainly a result of higher margins from district energy sales at both systems resulting from higher fuel prices combined with improved fuel efficiencies at the London System. In the nine month period ended September 30, 2005, EBITDA increased 30% from $3,334 to $4,326 when compared with the prior year period also due to higher margins from district energy sales at both systems combined with improved fuel efficiencies in the London System.

Depreciation and Amortization

The increase in depreciation and amortization in both the three-month and nine-month periods ended September 30, 2005 was mostly due to an increase in property, plant and equipment depreciation related to the increase in capital assets including the expansion at the London System.

Results of Cogen Facilities

As the Fund acquired the Cogen Facilities on June 29, 2005, there is no comparative period ended September 30, 2004. In order to enhance its usefulness, the analysis included in this MD&A includes a summary of the standalone operating results of the Cogen Facilities from July 1, 2004 to September 30, 2004. This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the Cogen Facilities.

Cogen Facilities

	Three-month period ended September 30, 2005	Three-month period ended September 30, 2004
Energy Volumes		
Sales of Electricity (MWh)	133,120	129,353
Sales of Steam (Mlbs)	116,353	123,544
Fuel Consumed (MMBtus)	1,355,058	1,402,910
Financial Indicators (US$000)	**US$**	**US$**
Cogen Facilities' Revenues	16,234	15,146
Capacity	7,060	7,191
Energy	8,436	7,180
Steam	738	775
Other Revenues	15	31
Fuel and Consumables Expense	7,628	7,292
Operating, Labour and Maintenance Expense	1,724	1,505
General and Administration Expense	152	180
EBITDA (US$000)	6,745	6,200
Depreciation and Amortization	1,955	1,419
Operating Income (US$000)	4,790	4,781
	CDN$	**CDN$**
EBITDA ($000)	8,228	8,119
Operating Income ($000)	5,843	6,261

The results of the Cogen Facilities will be discussed in thousands of US Dollars since the exchange to Canadian dollars skews the actual results of operations.

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant and the San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant. The Cogen Facilities generally operate as base load and are qualifying facilities ("QFs") under the cogeneration regulations of the Federal Energy Regulatory Commission ("FERC") implementing the Public Utilities Policy Act of 1978 ("PURPA") and thus are currently exempt from rate regulation as an electric utility under federal and state law. Power sales comprise the bulk of the Cogen Facilities sales revenue. Electrical capacity and energy is sold pursuant to long-term power purchase agreements ("PPA") with Pacific Gas & Electric ("PG&E") and Southern California Edison ("SCE") for the Ripon and San Gabriel Facilities, expiring in 2018 and 2016, respectively. For the full operating year, energy payments under the PPA have historically contributed the majority of total power sales with capacity payments making up the balance.

Currently, the Ripon Facility receives fixed energy payments from PG&E that follow the prices charged under the gas contract with BP Energy Company ("BP") and generally provide for a positive margin. The San Gabriel Facility currently receives energy payments from SCE which correlate with the prices charged by BP under the gas supply contracts, as SCE's short run avoided cost rate (or "SRAC") and BP's pricing are both derived from the same regional gas price indices, again generally providing positive margin. After the BP gas supply ends on June 30, 2006 for both facilities, management expects that the effective natural gas indices used in the utilities' SRAC formula will substantially correlate with the market price at which the Cogen Facilities will purchase gas, although there is a possibility that such correlation will not be a complete pass through to the utility customer.

In July 2001, the Ripon Facility and PG&E entered into a 5 year amendment of the Ripon Facility's power purchase agreement ("PPA") which substituted PG&E's SRAC with a primarily fixed energy rate (subject to adjustment for time of use factors). When this amendment expires on June 30, 2006, it is expected that the Ripon Facility will again receive energy payments under the Ripon Facility's PPA based on PG&E's SRAC prices which are generally derived from the regional natural gas price index and utility system heat rates. The San Gabriel Facility currently receives a monthly energy payment for energy delivered to SCE in an amount calculated by reference to SCE's SRAC pursuant

to an agreement which terminates no later than July 1, 2006, at which time the San Gabriel Facility will receive energy payments under the San Gabriel PPA based on SCE's SRAC prices. Currently, the SRAC energy prices are based on a transition formula, which is determined separately with respect to each utility customer on a monthly basis. The authority to modify the elements of the SRAC energy price formula rests with the California Public Utility Commission ("CPUC"), subject to certain statutory requirements imposed by the *Electric Utility Industry Restructuring Act* (Assembly Bill 1890). There is an open proceeding in which the CPUC has indicated it will review the transition formula for SRAC pricing for possible prospective changes.

Process steam from the each of the Cogen Facilities is sold under long term steam sales agreements, which are coterminous with the PPAs. On a combined basis, process steam sales has accounted for an average of approximately 5% of total revenues based on year to date results.

Energy Volumes and Revenues

In the three-month period ended September 30, 2005, electricity volumes sold increased from the prior year period by approximately 3% due to higher production. In the same three-month period, steam volumes decreased by approximately 7,200 Mlbs from 123,544 to 116,353 or 6% due to decreased demand from the steam hosts.

Also in the three month period, energy revenues increased 17% primarily from the prior year period due to increased energy payment rates at the San Gabriel Facility and slightly higher production at both facilities. The increase in energy payment rates at the San Gabriel Facility when compared with the same period in 2004 is a result of higher gas prices that are utilized in determining the energy payment rates for the utility customer.

Capacity revenues decreased approximately 2% primarily as a result of a two-day forced outage at the San Gabriel Facility in July 2005.

Other revenues consist of interest income earned on excess cash during the period.

Fuel and Consumables Volumes and Expense

In the three-month period ended September 30, 2005, fuel consumed decreased by approximately 3% or 47,852 MMBtus, due to improved operational performance. Fuel costs increased by US$336 or 5%, due to an increase in fuel price at the San Gabriel Facility, partially offset by the volume reduction.

Total Non-Fuel Expenses

Operating, labour and maintenance expense increased by US$219 or 15% in the three-month period ended September 30, 2005 when compared to the same three-month period in 2004, mostly due to higher maintenance and repair expenses in the current quarter General and administration expense remained relatively flat for the quarter ended September 30, 2005 compared with the same quarter ended September 30, 2004.

EBITDA

EBITDA increased by US$545 or 9% in the three month period ended September 30, 2005 compared with the prior year period. The Cogen Facilities' business is seasonal in nature and the EBITDA during the third quarter is typically higher than for other quarters due to the higher capacity revenues earned under the PPAs during the summer peak season. The increase in EBITDA is mainly due to improved operational performance and from higher energy sales margins at the San Gabriel Facility.

Expressed in Canadian dollars, EBITDA increased by $109 or 1% for the quarter ended September 30, 2005 compared with the quarter ended September 30, 2004.

Depreciation and Amortization

The increase in depreciation and amortization in the three-month period ended September 30, 2005 was primarily due to the push down of the fair value of the property plant and equipment and PPA's related to the Fund's acquisition of the Cogen Facilities.

Results of Corporate and Other

Corporate and other results as presented below include the Fund's loan to, and convertible royalty interest in, USEB as well as its' corporate administrative operations, including those of the Cogen Facilities. The Fund was created on February 16, 2004 and was dormant until April 8, 2004, thus the results in the nine-month period ended September 30, 2004 are not comparative and, as such, will not be discussed.

Corporate and Other

	Three-month period ended September 30, 2005	Three-month period ended September 30, 2004	Nine-month period ended September 30, 2005
	$	$	$
Interest Income on Loans to USEB	2,881	2,928	8,679
Other Revenues	172	343	627
Total Revenue	3,053	3,271	9,306
General and Administration Expense	2,101	453	3,836
EBITDA	952	2,818	5,470
Depreciation and Amortization	364	317	1,458
Operating Income	588	2,501	4,012

Revenue

USEB Investment Revenue

Interest income on loans to USEB was, as scheduled, $2,881 in the three-month and $8,679 in the nine-month period ended September 30, 2005 based on a fixed interest rate of 11.0% per annum on the loan balance remaining as at December 31, 2004 of $105,789. The USEB loan pays principal and interest monthly. As at the end of September 30, 2005, the Fund received a total of $463 in scheduled principal repayments on the loan receivable from USEB during the quarterly period and $1,352 during the nine-month period.

The terms of the USEB loan agreements require that USEB establish various restricted reserve accounts upon origination of the loan and to fund two of those reserves on an ongoing basis from available cash flow. USEB's ten Illinois-based projects receive a subsidy from the State of Illinois ("ICC Subsidy") and a portion thereof is set aside on a monthly basis into a reserve account ("ICC Reimbursement Account"). On September 30, 2005, the total investment value of the ICC Reimbursement Account was U.S. $25,805. The ICC Reimbursement account is invested in a balanced portfolio of liquid equity and fixed income instruments. The investments in the ICC Reimbursement Account and the ICC subsidy received under various power sales contracts have been pledged to secure repayment of the USEB loan to the Fund. In addition, USEB is required to fund a Debt Service Reserve Account ("USEB DSR") on a quarterly basis from available cash flow after payment of all operating and maintenance expenditures, debt service, and ICC Subsidy Deposits but before growth capital expenditures and dividends (including the convertible royalty interest). On September 30, 2005, the DSR had an investment value of U.S. $2,095. The USEB DSR cash deposits have been invested in high quality liquid instruments and also have been pledged to the Fund to secure repayment of the loan. The USEB DSR can be drawn upon first by the Fund to meet debt service on the USEB loan to the extent USEB operating cash flow is insufficient. Including a construction reserve account at the USEB level in the amount of U.S. $3,342, there were liquid reserves in excess of U.S. $31,380 that collateralize the repayment of the USEB loan to the Fund as of September 30, 2005. In addition, the Fund's investment is collateralized by all of USEB's assets and energy sales contracts.

Other Revenues

Other revenue at the Fund level is comprised of USEB royalty interest, fee revenue from U.S. development partners as well as miscellaneous interest income on cash equivalents held at the Fund level.

Total Expenses

In the three-month period ended September 30, 2005, general and administration expense increased by $1,648. The increase was primarily due to accrual of $1,278 for the Fund's implementation of the LTIP as it relates to the Ripon Power acquisition and pursuant to the terms of the Management Agreement. Under the LTIP, the Manager will be entitled to a distribution from the new asset's operating or investment cash flow equal to 25% of the cash distributions made in excess of the Fund's preferred or base level distribution as defined in the Management Agreement. In the three-month period ending September 30, 2005, the subordinated interest accrual was $5,112, with the Fund entitled to a 75% subordinated interest distribution of $3,834 and the Manager to a 25% subordinated interest distribution of $1,278. A further $206 of the increase in general and administration expense related to increased compensation in connection with managing the Fund's expanded operations and was paid pursuant to the terms of the Management Agreement, as well as $55 related to increased trustee fees. The remainder of the increase related primarily to incremental costs associated with the Ripon Power acquisition transaction such as increased audit and insurance accruals. In the nine month period ended September 30, 2005, the $3,836 of general and administration expense included reimbursement of transaction costs of $437 paid to the Manager related to the origination and structuring of the Ripon Power acquisition, in addition to the other cost differences from the prior year as outlined for the three-month period above.

EBITDA

EBITDA decreased by $1,866 in the three-month period ended September 30, 2005 compared with the three-month period ended September 30, 2004 due to a decline in revenue coupled an increase in expenses as outlined above.

Depreciation and Amortization

The increase in depreciation and amortization in the three-month period ended September 30, 2005 was primarily due to the increase in amortization related to the deferred financing fees resulting from the origination and structuring of the Amended Credit Facility in June of 2005.

DISTRIBUTIONS DECLARED TO UNITHOLDERS

While the first quarter of the calendar year is generally the most profitable quarter for the District Energy Systems, the second and third quarters are generally the weakest quarters due to warmer temperatures which result in lower demand for thermal energy requirements by customers. The results of the Cogen Facilities directly offset this pattern in that their most profitable quarters are generally the second and third quarters when capacity payments under the power purchase agreements are the highest.

Countryside Power Income Fund

	Three-month period ended September 30, 2005 $	Nine-month period ended September 30, 2005 $	Rolling Twelve-month period ended September 30, 2005 $
Cash provided by operating activities	**5,849**	**13,396**	**17,265**
Add (deduct): Changes in working capital	1,091	188	(238)
Funds from operations before working capital changes	6,940	13,584	17,027
Add:			
Receipt of principal on USEB loans	463	1,352	1,779
Payment of transactions costs to Countryside Ventures LLC[1]	-	437	437
Deduct:			
Principal repayments on Ripon Loan	957	957	957
Purchases of capital assets for regular operations[2]	142	376	535
Royalty Interest[3]	72	236	236
Distributable cash for the period	**6,232**	**13,804**	**17,515**
Distributions declared for the period	**3,832**	**11,471**	**15,291**
Distributable cash per Trust Unit for the period	**$0.418**	**$0.926**	**$1.175**
Distributions declared per Trust Unit for the period (whole dollars)	**$0.257**	**$0.770**	**$1.026**

[1] Transaction costs paid to management related to the Ripon acquisition transaction were not operational in nature, and thus have been added back in the calculation of distributable cash.

[2] Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures for the rolling twelve-month period ended September 30, 2005 were $1,805.

[3] As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB. This method of calculating distributable cash was adopted retroactively in the three-month period ended March 31, 2005. Prior to January 1, 2005, distributable cash included royalty interest income as earned.

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. From the inception of the Fund on April 8, 2004 up to the distribution declared in September 2005, all distributions declared have been $0.0854 per month, except for the distributions payable December 31, 2004 and June 30, 2005 which were $0.0855 to make up for rounding differences. On September 23, 2005 the Fund announced its intention to increase distributions to approximately $0.0863 per month, which is equivalent to$1.035 per trust unit per annum.

The Fund intends to meet future distribution payments from cash flow generated from its operating assets and investments. Management expects to maintain cash distributions for the 2005 year at the increased level of $1.035 as noted above, compared with annualized distributions, since inception, of $1.025 per Trust Unit.

The composition of distributions paid by the Fund for 2004 was approximately 71% return on capital and 29% return of capital. Management estimates that in 2005, the composition of distributions for tax purposes will provide a slightly higher return on capital than the allocation reported for 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments. Additionally, the Fund has $9,129 of cash on hand. The Fund's three-year $80,000 Amended Credit Facility was fully drawn as of September 30, 2005 but upon closing of the Offering in the fourth quarter 2005, the funded balance of the Amended Credit Facility is scheduled to be repaid by approximately $30,000 and the remaining unutilized commitment amount is intended to remain available for working capital purposes, including financing new growth and the expansion of existing facilities. The Fund, through its investment in Ripon Power assumed a non recourse, amortizing project term loan for US $59,500 that was borrowed by the Cogen Facilities and has a maturity date of April 25, 2018 (the "Ripon Loan"). Also upon closing of the Offering, the Ripon Loan will be purchased by the Fund for its remaining balance plus accrued interest.

Cash used in investing activities was $42,394 in the nine-month period ended September 30, 2005, due to the

acquisition of Ripon Power, which required $42,956 in cash, coupled with scheduled repayments of $1,352 on the USEB loan offset by $790 in capital expenditures. Of the capital expenditures, $376 was operations related capital expenditures and $414 were growth capital expenditures, the majority of which related to the efficiency improvements at the London System.

Cash provided by financing activities consists mainly of the increase in the Amended Credit Facility of $50,000 in the three-month period ended June 30, 2005 to finance the June 29, 2005 acquisition of Ripon Power, offset by payments of distributions to Unitholders and deferred financing charges related to the origination and structuring of the Amended Credit Facility. The repayment of the Amended Credit Facility of $1,468 consists of the pay down of the swing line during the third quarter. Principal on the Ripon Loan in the amount of US $782 or $957 was repaid in July of 2005.

The increase in cash during the nine-month period is primarily related to the contribution from the Cogen Facilities.

The Fund expects to be able to renew or refinance its Amended Credit Facility when it comes due.

SUMMARY OF QUARTERLY OPERATIONAL RESULTS

	83-Day Period Ended June 30, 2004 *Q2*	Three-month Period Ended September 30, 2004 *Q3*	Three-month Period Ended December 31, 2004 *Q4*	Three-month Period Ended March 31, 2005 *Q1*	Three-month Period Ended June 30, 2005 *Q2*	Three-month Period Ended September 30, 2005 *Q3*
Energy Volumes						
Sales of Steam (Mlbs)	67,897	68,225	116,952	171,842	72,222	180,926
Sales of Hot Water (MMBtus)	52,976	37,520	88,286	132,625	60,119	32,516
Sales of Chilled Water (MTon/hr)	739	1,285	257	136	915	1,593
Sales of Electricity (MWh)	125	18	201	292	171	133,393
Fuel Consumed (MMBtus)	204,975	182,625	328,596	436,099	223,442	1,498,207
Financial Indicators	$	$	$	$	$	$
Total Revenues	6,543	6,714	7,879	9,376	7,189	26,754
EBITDA	3,599	3,861	3,848	4,427	3,145	10,565
Net Income	2,711	2,694	2,160	3,020	891	5,211
Net income per Trust Unit (whole dollars)	0.18	0.18	0.15	0.20	0.06	0.35

All of the indicators outlined above will be significantly impacted by the Cogen Facilities results going forward. The third quarter of 2005 was the first time the Cogen Facilities' energy volumes and financial results were incorporated into those of the Fund, and the quarter included the full quarter of the Cogen Facilities' results. This makes the comparability of quarters before and after the Ripon Power acquisition on June 29, 2005 less meaningful.

District Energy System energy volumes and sales are seasonal, with a majority of energy volumes, sales and earnings occurring during the winter heating season and typically lower results during spring and fall when less heating is required by customers. Sales of steam and hot water are greatest during the winter heating season in Q1 and Q4, while sales in the summer quarters, Q2 and Q3, are much lower in terms of revenue earned. EBITDA and net income will generally follow a similar seasonal pattern, although there were some anomalies in Q2 and Q3 2004, as well as Q2 2005 due to non-cash related adjustments for unrealized gains and losses on the interest rate swap and foreign exchange, write-off of deferred financing fees on the original bank credit facility and for the deferred tax treatment of some items. The results for EBITDA and net income in the three-month period ended June 30, 2005 were significantly impacted by the expensing of Ripon Power related transaction costs of $437 paid to the Manager, as well as the write off of $415 in deferred financing fees also related to the Ripon Power acquisition. Excluding these transaction costs related to the Ripon Power acquisition, net income would have been $1,743. These expenses were not related to the ongoing operations of the Fund.

The Cogen Facilities energy volumes and sales are also seasonal, offsetting the seasonal impact of the District Energy Systems. The majority of the Cogen Facilities sales and earnings occur during the summer season and results are lower during the winter season when capacity revenues are lower.

Prior to the third quarter of 2005, the variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004 compared with the two prior year periods. The Cogen Facilities contributed to most of the increases in sales and fuel consumed between 2004 and 2005. Results without the Cogen Facilities would have been slightly lower for each as outlined in the section above under "Operating Results – Results of District Energy Systems".

FINANCIAL INSTRUMENTS

Interest Rate Swap

One of the Fund's indirect subsidiaries has entered into an interest rate swap agreement to fix the interest rate paid on $30,000 of its long-term debt at a current rate of 3.22%. The swap matures on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months. As at September 30, 2005, the fair value of the swap agreement was $67 favourable.

Prior to the acquisition, Ripon Cogeneration LLC entered into an interest rate swap agreement to fix the interest rate paid on the Ripon Loan at 4.939% per annum. The swap maturity coincides with the maturity of the Ripon Loan on April 25, 2018. The notional amount of the swap is $59,500 and adjusts on the same schedule as the amortization of the Ripon Loan. As at September 30, 2005, the fair value of the swap agreement was US $936 unfavourable.

Foreign Exchange

Substantially all of the District Energy System's operations and earnings are in Canadian dollars. The USEB loan is denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange risk of the Fund. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans.

The operations and earnings of the Cogen Facilities are in US dollars. The Fund has not hedged the foreign exchange risk associated with its investment in Ripon Power; however, the Fund plans to implement a hedging program subsequent to the closing of the Offering.

RISKS AND UNCERTAINTIES

Federal Tax Regulatory Risk

On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships (''FTEs'') and invited interested parties to make submissions prior to December 31, 2005.

The stated focus of the consultation paper is to assess the tax and economic efficiency implications of FTEs to determine if the current tax system is appropriate or should be modified. Although the consultation paper does not propose any particular legislative or administrative changes, it identifies possible policy approaches, including limiting the deduction of interest expenses by operating entities, taxing FTEs in a manner similar to corporations or better integrating the personal and corporate income tax systems to make the tax system more neutral between forms of business organizations. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that CRA postpone providing advance income tax rulings respecting FTE structures pending these consultations, that the Department of Finance (Canada) is closely monitoring developments in the FTE market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. Further initiatives in this area, if any, including the possible initiatives referred to in the consultation paper, may be taken following the completion of such consultations. Accordingly, legislative changes in this area are possible, and such changes could result in the income tax considerations described herein being materially different in certain respects.

Risks Related to Operations

USEB's Renewable Projects' ability to generate and deliver to its customers electricity and biogas (as applicable) on a daily basis and at certain expected levels is the main factor in determining the cash available for payments by USEB to Countryside Canada under the USEB Loan and the USEB Royalty. Similarly the District Energy facilities' ability to deliver steam, hot water and chilled water to its customers is the main factor for determining the cash available for distribution to unitholders from such facilities. Likewise, the Cogen Facilities' ability to deliver electricity and steam to their customers is the main factor for determining cash available for distribution to unitholders from such facilities. If operations are interrupted at the Fund's operating facilities or USEB due to mechanical failure, lack of fuel supply or for other reasons, it could have a negative effect on distributable cash to unitholders.

The amount of energy produced by USEB's Renewable Projects also depends on the extraction and availability of biogas from public and privately owned landfills. The quantity of biogas available is determined by numerous factors which are beyond the control of USEB and which cannot be predicted with certainty.

Likewise, the amount of energy generated by the PEI System is dependent on the availability of a suitable supply of wood waste and municipal solid waste which may be subject to adverse change for reasons beyond the control of the Fund.

The Cogen Facilities use natural gas for fuel. The Cogen Facilities currently purchase natural gas through purchase transactions entered into pursuant to a base gas purchase agreement which expires on June 30, 2006. There can be no assurance that the Cogen Facilities will enter into new long-term gas contracts or otherwise purchase natural gas in the market at the same price as it receives today. Further, the prices which the Cogen Facilities currently pay for natural gas correlate with the energy prices which the Cogen Facilities receives under amendments to its PPA's. Such PPA amendments expire on June 30, 2006 and the energy prices received are expected to revert to the utilities full short run avoided costs, commonly referred to as Short Run Avoided Cost or "SRAC", which are currently correlated with California gas price indices. The SRAC rates are the subject of a pending regulatory proceeding and may be modified. (See Risks and Uncertainties – Electricity Pricing). Management is attempting to negotiate new gas purchase contracts which will correlate the Cogen Facilities' future gas costs with future energy prices. In the event such negotiations are unsuccessful and the Cogen Facilities' gas costs increase without compensating adjustments in energy prices, operating margins at the Cogen Facilities may be reduced in turn reducing the Fund's distributable cash.

Electricity Pricing

While a majority of the off-takers of USEB's Renewable Projects is contractually obligated to purchase electricity under long-term PPAs, those projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term contracts terminate or expire, USEB will be required to either re-negotiate with existing off-takers, negotiate new PPAs with new off-takers, or sell electricity into the electricity wholesale market or spot market, in which case the prices for electricity will depend on prevailing market conditions. Similarly, when the USEB Renewable Projects located in Illinois are no longer eligible to receive incentives under the Illinois Public Utilities Act, it is expected that the projects will seek to negotiate new contracts in the wholesale and green power markets based on rates prevailing in those power markets at the time. Further, the Gross Price which USEB's Illinois-based Renewable Projects receive is equal to the average amount per kWh paid by the local government entities in the project's respective jurisdiction and, therefore, may be subject to change.

The Cogen Facilities sell power pursuant to two long term PPAs which provide for capacity payments (which are substantially fixed) and energy payments, which generally are based on utilities' full SRAC as determined by the ("CPUC"). Under the PPAs, the Cogen Facilities' ongoing ability to receive the full firm capacity payment is conditioned upon the delivery of the contract capacity during on-peak hours during the summer peak months (June through August for the Ripon Facility and June through September for the San Gabriel Facility, although both facilities receive the benefit of a twenty percent monthly forced outage allowance during the summer peak months. If either facility fails to meet the performance criteria, the purchasing utility has the right to declare a probationary period of up to fifteen months after which, if the performance criteria is not met, the facility may be de-rated, and the capacity payment reduced and the facility subjected to a refund obligation based on the difference between original capacity and reduced capacity plus interest thereon. Finally, the capacity payment

may be reduced by PG&E and suspended by SCE if the Ripon Facility or the San Gabriel Facility, respectively, is unable to meet its performance obligations as a result of a force majeure-type event that continues for longer than ninety days. Any adverse change in capacity and/or capacity bonus payments may negatively impact the Cogen Facilities' cash flow which in turn may negatively impact the Fund's distributable cash.

In 2001, the Ripon Facility and PG&E entered into a 5 year amendment of the Ripon Facility PPA which substituted a primarily fixed energy rate (subject to adjustment for time of use factors) for SRAC. When this amendment expires in July 2006, it is expected that Ripon Facility will again receive energy payments under the Ripon Facility PPA based on PG&E's SRAC prices. The San Gabriel Facility currently receives a monthly energy payment for energy delivered to SCE in an amount calculated by reference to SCE's SRAC. Currently, the SRAC energy prices are based on a transition formula, which is determined separately by each utility on a monthly basis. The authority to modify the elements of the SRAC energy price formula rests with the CPUC, subject to certain statutory requirements imposed by the Electric Utility Industry Restructuring Act (Assembly Bill 1890). There is an open proceeding in which the CPUC has indicated it will review the transition formula for SRAC pricing for possible prospective changes. There can be no assurance that any change in the SRAC price methodology will not adversely affect the operating margins derived by Ripon Facility from the PPAs and, consequently, the Fund's distributable cash.

Furthermore, the Cogen Facilities' PPAs terminate in 2016 and 2018. There is no assurance that upon expiry of such PPAs, the Fund's subsidiaries will be able to enter into new PPAs or otherwise sell its power into the market at prices at or above projected levels. Future prices and rates cannot be predicted with certainty and will inevitably deviate from such forecasts and such deviation may be material. Significant declines in prices and rates would be expected to have a material adverse impact on USEB and/or Cogen Facilities as applicable. While management believes that strategies exist to mitigate, at least in part, the adverse effects of such price declines, there is no assurance such strategies will be available or implemented successfully.

Foreign Currency Fluctuations

Approximately 2% of the Fund's revenue in 2004 was from US Dollar-based investments, whereas a majority of the Fund's costs and its financial obligations to its lenders and unitholders are denominated in Canadian dollars. After accounting for the acquisition of Ripon Power, the percentage of the Fund's revenue from US-based investments is expected to increase substantially. The USEB Loan is denominated in Canadian dollars, requiring USEB to make payments on the USEB Loan in Canadian dollars. Because USEB is exposed to currency exchange rate risk as a result of the loans, the loan documents require USEB to enter into currency hedge agreements during the entire term of the loan to mitigate the risk posed by the currency transaction risk into Canadian dollars. To the extent that USEB's ability to satisfy its obligations under the USEB Loan is affected by an unfavorable exchange rate or an inability to maintain hedging arrangements in the future, the Fund's ability to pay cash distributions to unitholders may also be affected. The Cogen Facilities' revenues derived from PPAs and steam sale agreements denominated in US dollars and expected US dollar denominated distributable cash from the Cogen Facilities represents an unhedged currency transaction risk. Management intends to implement a strategy once it completes the refinancing of the acquisition debt to mitigate this currency transaction risk

Interest Rate and Debt Repayment Risk

At present, the Fund's Amended Credit Facility bears interest at a variable rate based on short-term Canadian banker's acceptances and Canadian prime rates. An increase in short-term interest rates, if unhedged, could affect the Fund's ability to pay interest on outstanding balances under the Amended Credit Facility and distributions to unitholders. To mitigate this interest rate risk, the Fund has entered into an interest rate swap agreement, which sets the base interest rate at a fixed coupon for a portion of the balance and term of the loan. With regard to debt repayment risk, there can be no assurance that the Fund will have sufficient capital or be successful in refinancing the Amended Credit Facility when it matures. Under the Amended Credit Facility (see note 6 to the consolidated financial statements for definition), the Borrower is required to reduce its leverage ratio to a certain level by December 31, 2005 or it will trigger an event of default under the credit agreement. If the default is not cured, it may result in payment acceleration for the entire balance outstanding loan. In such event, the Fund would not have sufficient cash on hand to repay the outstanding balance as of September 30, 2005. The Fund intends to use proceeds from the Offering to reduce the outstanding amount under the Amended Credit Facility to comply with the financial covenant (as described in the section – "Liquidity and Capital Resources"). The Cogen Facilities

have been financed by senior secured project debt held by a syndicate of banks, and is non recourse to the Fund. So long as such debt is outstanding, the Cogen Facilities will be subject to certain covenants which will restrict and impose burdens on the Cogen Facilities' ownership and operations. In the event of an uncured default under such debt, the lenders may exercise remedies which may imperil the Fund's equity investment in the Cogen Facilities.

Tax Risk

There is no guarantee that Canadian or U.S. tax legislation and treatment of mutual fund trusts will not change in such a way as to adversely affect distributions to unitholders. For example, if U.S. tax legislation were to change adversely or U.S. tax authorities to challenge how USEB treats certain tax deductions when calculating its taxable income, the payments received by the Fund's Canadian subsidiaries from USEB could be reduced.

In addition, USEB currently receives income from the sale of the United States Internal Revenue Code of 1986, as amended (the "Code") Section 29 tax credits which will expire on December 31, 2007 unless the law is extended. Through December 31, 2007, Code Section 29 has a phase out provision that is triggered when the "Market Wellhead Price" of domestic crude oil reaches certain "Phase-out Prices" as determined by the Internal Revenue Service ("IRS"). The phase-out is proportional. The Market Wellhead Price is the IRS' estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation. Phase out Prices are adjusted each year for inflation. The IRS will not publish the Phase-out Prices for calendar year 2005 until May 2006. Historically, the Market Wellhead Prices oil prices have been substantially below "Phase-out Prices" and therefore the possibility of a phase-out has been considered remote. However, due to the recent spike in oil prices, Market Wellhead Prices in 2005 have, on occasion, exceeded the price at which the Phase out would be triggered. Nevertheless, based on average Market Wellhead Prices for the first seven months of 2005 and estimates of 2005 Phase-out Prices, management believes that the Phase-out will not be triggered in 2005 unless oil prices during the remainder of 2005 increase significantly from current levels. However, there can be no assurance that future oil prices will remain under future phase out levels in 2006 and 2007. If a phase out is triggered during such years or in 2005, USEB's income from Code Section 29 tax credits may be reduced or eliminated, thus reducing cash available for servicing debt service on the USEB Loan and for payments of the royalty.

Regulatory and Legislative Risk

The Fund's District Energy Systems, USEB's Renewable Projects and the Cogen Facilities must be licensed to comply with energy, operational, environmental, and safety statutes, standards, orders and regulations enacted by legislative bodies and imposed by regulatory bodies. Although the Fund believes that all such facilities are in compliance in all material respects with such statutes, permits, standards, orders and regulations, failure to operate the facilities in compliance with such statutes, permits standards, orders and regulations may require temporary or permanent cessation of operations of the facilities and may expose owners and operators to claims and clean-up costs. Any new law or regulation could require significant new expenditures to achieve or maintain compliance.

Qualifying Facility and Qualifying Solid Waste Energy Facility Status

The Cogen Facilities and the majority of USEB's facilities are QFs under the Public Utilities Act of 1978 as amended ("PURPA") as implemented by the Federal Energy Regulatory Commission ("FERC"). Loss of QF status could trigger defaults under covenants to maintain QF status under the PPAs and debt agreements (including in the case of USEB's facilities, the USEB Loan) and result in PPA termination, penalties or acceleration of indebtedness under such agreements plus interest. Further, under PURPA, a regulated utility could refuse to purchase electricity from the facility(ies) at such utility's avoided cost if QF status were lost and may be entitled to certain remedies for breach of an existing PPA including the right to terminate the PPA. In addition, the FERC has asserted jurisdiction over the rates charged by QFs during periods when a facility does not operate in compliance with the applicable QF criteria and has indicated its willingness to order the refund of payments previously made under PPAs in some cases. Further, loss of QF status could expose either Facility to regulation by FERC under the Federal Power Act, by the CPUC and, until February 8, 2006, by the Securities and Exchange Commission under the Public Utility Holding Company Act. Additionally if one of USEB's Illinois facilities lost QF status, it may lose QSW status (as defined below) under the Illinois Public Utilities Act.

Any of these consequences would result in substantial regulatory burdens, potentially lower revenues from power sales and potentially insurmountable impediments to affected entities with regard to conducting business in the manner currently contemplated. Accordingly, the Cogen Facilities ability to generate distributable cash as well as the ability of USEB's facilities to generate cash to service the USEB Loan and make payments under the USEB Royalty is dependent on their maintaining QF status. A facility may lose its QF status either temporarily or permanently.

On August 8, 2005, comprehensive energy legislation was enacted when the President signed into law EPA 2005. That legislation makes several changes to PURPA effective six months following the date of enactment (i.e., February 8, 2006), including: (1) eliminating the limitation on electric utility ownership of QFs, (2) terminating the mandatory purchase obligation imposed on electric utilities for new QFs that the FERC determines have access to competitive wholesale markets and (3) requiring the FERC to promulgate regulations no later than February 8, 2006 specifying additional criteria to be applied to new cogeneration facilities with respect to the useful thermal energy output of such facilities. EPA 2005 makes clear that it does not apply to the rights and remedies of the parties to existing contracts or obligations in effect or pending before a State public service commission as of the date of enactment. On October 11, 2005, the FERC promulgated its proposed regulations implementing the additional criteria to be applied to new cogeneration facilities. Under the proposed regulations, the new criteria would not apply to the San Gabriel or Ripon Facilities since both facilities were certified as "qualifying cogeneration facilities" prior to the enactment of EPA 2005.

Changes to PURPA made by EPA 2005 will not affect the Cogen Facilities or USEB's facilities for so long as such projects continue to operate in compliance with PURPA and their PPAs remain in effect. If any of such facilities should lose QF status and if it should be determined that the purchasing utility has the right to terminate its PPA as a result thereof, the provisions of EPA 2005 and any regulations promulgated there under would apply to any new PPA that such facilities would seek to enter into under PURPA.

Congress from time to time has considered legislation to repeal and amend certain provisions of PURPA, most recently with the enactment of EPA 2005. Such legislation has typically included ""grand-fathering"" protection to ensure that any change in law would apply only prospectively and would not affect the obligation of electric utilities to purchase from QFs under their existing PPAs. However, there is no guarantee that any future legislation would contain "grand-fathering" protection.

Certain of USEB's Renewable Projects in Illinois receive certain benefits and exemptions because each is a Qualified Solid Waste Energy Facility ("QSW Status") under the Retail Rate Law of the Illinois Public Utilities Act (the "Retail Rate Law"). If any of USEB's Illinois Renewable Projects were to lose its QSW status, the facility would no longer be entitled to the benefits of the Retail Rate Law. In such event the applicable Illinois utility may no longer be required to purchase electricity from the relevant projects at the rates provided for in the Retail Rate Law.. Under certain circumstances, loss of QFW Status on a retroactive basis could lead to, among other things, claims by the utility customers for a refund of payments already made.

Further, such facilities may lose all or some of such benefits if PURPA or the Illinois Public Utilities Act (or the regulations or orders promulgated there under) were repealed or modified or if any court or regulatory body adopted a new interpretation of such statute, regulation or order. From time to time, legislation modifying the Illinois Public Utility Act has been proposed. If certain of the introduced legislation had been enacted in its proposed form, it would reasonably be expected to have a material adverse effect on the QSWEFS. To date such legislation has not been enacted; however there can be no assurance that such legislation will not be enacted in the future. Any of these events could have a material adverse effect on USEB's ability to make payments to the Fund's Canadian subsidiary under the USEB Loan or USEB Royalty.

Potential Cogen Facilities' Refund Liability

A proceeding is currently pending before the CPUC in Docket No. R 99-11-022 in which the CPUC is considering whether to apply retroactively for the period December, 2000 through March, 2001 a March, 2001 decision (D. 01-03-067) which, among other things, modified the methodology used in calculating SRAC and thereby decreased SRAC levels for the period commencing March 27, 2001. In September, 2002, the California Court of

Appeals found that the CPUC had violated PURPA for failing to consider SCE's argument that the CPUC should retroactively apply the modified SRAC formula. Southern Cal. Edison vs. Public Utilities Comm'n., 101 Cal. App. 4th 982 (2002). The Court of Appeals directed the CPUC to consider SCE's request. In February, 2005, a Draft Decision was issued by the assigned Commissioner who found that "evidence shows SRAC prices were correct between December 2000 and March 2001, and retroactive application of the modified SRAC formula is not warranted". Various parties have submitted comments on the Draft Decision, including PG&E, SCE, a ratepayer organization and the CPUC's Office of Ratepayer Advocates, objecting to the Draft Decision. The CPUC has not yet issued a final decision in the matter and is free to accept the Draft Decision as written, modify it or reject it in its entirety. The outcome of this proceeding cannot be predicted. Even in the event of an adverse CPUC decision, management has been advised by counsel that the Cogen Facilities would have several meritorious legal defenses that would be available to protect the Cogen Facilities from any material adverse impact. However, there is no assurance that the Cogen Facilities would prevail on such defenses if called upon to assert them. If the CPUC ultimately adopts a final order imposing a retroactive modification to the SRAC formula, and a remedy based thereon is ordered or authorized, and if such final order and remedy is not reversed on appeal or otherwise enjoined, QFs including the Ripon and San Gabriel Facilities could be required to make refunds and/or accept reduced payments (by way of offset of past overpayment against future payments for power delivered) under their respective PPAs. Such refunds or reduced payments could materially and adversely affect the Cogen Facilities' ability to generate distributable cash.

Potential Cogen Facilities' Steam Host Termination for Convenience

Both steam hosts at the Cogen Facilities are permitted to terminate their respective steam sales agreements for convenience under certain circumstances. Each steam sales agreement provides that, in such event, the steam customer must make a specific monetary payment to the Cogen Facilities to cover their cost of obtaining a replacement steam host. The San Gabriel Facility's steam host's obligation to make such payment terminates after the twelfth year of the steam sale agreement. Such steam host may also discharge its obligation by obtaining a replacement steam host. It is possible that either steam host may exercise such termination right but fail to comply with its obligations to obtain or fund the cost to obtain a replacement steam host due to lack of resources or for other reasons. In such event the Cogen Facilities may not have an adequate remedy against the steam host and be required to obtain a replacement steam host at its own expense or probably lose its QF status. Loss of QF Status would have a material adverse effect on the Cogen Facilities. See "Risk and Uncertainties" – Qualifying Facility and Qualifying Solid Waste Energy Facility Status".

Reliance on Third Parties and Potential Conflicts of Interest

Pursuant to the Management Agreement and the Administration Agreement, commencing on November 1, 2005 the Fund and its subsidiaries will rely substantially on the Manager and its Canadian subsidiary for management, administration and project development functions. (See "Transactions with Related Parties – Management Agreement and Administration Agreement"). There may be circumstances in which the interests of the Manager, its affiliates or entities managed by such parties may conflict with those of the Fund, Countryside Canada, its subsidiaries and the Unitholders. Although the Manager's senior executives are required to devote a significant majority of their time for the benefit of Countryside Canada, Countryside US and its subsidiaries and to the development of projects reasonably expected to be within the acquisition criteria of the Fund, the Manager's personnel are not required to devote their time exclusively to these activities. Further, while the Manager is prohibited from providing management and administrative services to third parties other than the Fund, the Manager may develop and own energy and utility infrastructure projects for its own account or jointly with third parties, subject to its obligation to provide the Fund with a first opportunity to invest in such projects. Thus, subject to the constraints described above, the Manager and its senior executives may engage in activities similar to the current activities of the Fund, Countryside Canada and its subsidiaries.

The Manager and its affiliates, however, will provide Countryside Canada and its subsidiaries with the first opportunity to invest in any entity or asset that meets the investment criteria of the Fund and Countryside Canada that the Manager or its affiliates develop, own or control. The Manager shall only be free to offer such investment opportunities to third parties or to pursue them for its own account if Countryside Canada or its subsidiaries decline or are unable to pursue such opportunities.

Circumstances may arise where the Fund trustees or members of the board of directors of a corporation in which the Fund has invested are directors or officers of corporations that compete with the interests of the Fund. No

assurances can be given that opportunities identified by such persons will be provided to the Fund or an entity in which the Fund has invested.

Further provisions in the Declaration of Trust, which are similar to those contained in the Canada Business Corporations Act, provide certain procedures to be followed in the event of such conflicts of interests, and certain remedies may be available to the Fund where such procedures are not followed.

The Fund is reliant upon USEB with respect to the administration and operations management of the USEB Renewable Projects. Ripon is reliant on independent contractors for the day to day operational and asset management of the facilities

For a more detailed discussion of risk factors, reference should be made to the Prospectus pages 103 to 116 which are incorporated by reference.

The Fund's business risks remained substantially unchanged since December 31, 2004 except for the addition of Cogen Facilities related issues.

Other Risks

For a more detailed discussion of risk factors, reference should be made to the MD&A in the 2004 Annual Report and to the 2004 Annual Information Form pages 40 to 56 as well as the Prospectus of the Fund and Countryside Canada filed with securities regulators on November 8, 2005 pages 55 to 65 which are incorporated by reference and filed on www.sedar.com.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. has entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. shall be paid an annual fee of U.S. $440 for 2005 from an indirect subsidiary of Cinergy and USEY.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five-year term unless terminated by any party.

Independence Power LLC

On June 29, 2005, Countryside US Holding Corp. ("Countryside US Holding"), an indirect subsidiary of the Fund, paid $437 to Independence Power LLC in consideration for services performed by Independence for Countryside US Holding in connection with the origination and structuring of the acquisition of Ripon Power LLC. Independence changed its name to Countryside Ventures LLC ("Countryside Ventures") on September 19, 2005. Countryside Ventures is controlled by members of senior management of the Fund who serve as officers and directors of certain Fund subsidiaries including Countryside US Holding. Such payment was approved by the Joint Compensation and Corporate Governance Committee of the Fund and Countryside Canada based, in part, on an opinion from an independent financial advisor that the payment was fair.

Management Agreement

On September 23, 2005, Countryside US Holding and Countryside Canada entered into a Management Agreement with Countryside Ventures. Under the terms of the agreement, effective November 1, 2005, Countryside Ventures, will provide management and administrative services to Countryside Canada and Countryside US Holding as well as new growth opportunities under long-term agreements. Countryside Ventures will employ the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund, through Countryside US and Countryside Canada, has a right of first offer on all investment

opportunities developed by Countryside Ventures that meet the Fund's investment criteria. In consideration for providing the management and administrative services under the Management Agreement, the Manager shall be entitled to reimbursement from Countryside US Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services described above. During 2005, a total of $206 has been paid to Countryside Ventures pursuant to the Management Agreement to reimburse Countryside Ventures for certain compensation payments made to the senior executives respecting the period July 1, 2005 through October 31, 2005. Such payment was approved by the Joint Compensation and Corporate Governance Committee of the Fund and Countryside Canada based, in part, on an opinion from an independent financial advisor that the payment was fair.

Administration Agreement

On September 26, 2005 the Fund and Countryside U.S. Power entered into a Management and Administration Agreement ("Administration Agreement") with Countryside Canada Ventures Inc. ("Countryside Ventures Canada"), which is a wholly owned subsidiary of Countryside Ventures. Under the Administration Agreement, effective November 1, 2005, Countryside Ventures Canada will provide management and administrative services to the Fund and Countryside Canada. In carrying out the services described above, Countryside Canada Ventures and its affiliates will be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith.

Operating Agreement

In conjunction with the Management Agreement, Countryside US Holding and Countryside Ventures entered into an operating agreement on November 3, 2005 respecting Ripon Power which will be effective as of July 1, 2005. This agreement will implement for the Ripon Power acquisition, the long-term incentive plan provided for in the Management Agreement. Under the terms of the Ripon operating agreement, Countryside US Holding will hold a preferred membership interest (the "Preferred Interest") entitling it to preferred distributions of "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms will be defined in the Ripon operating agreement. Countryside US Holding and Countryside Ventures will, hold subordinate membership interests (the "Subordinate Interests") entitling them to residual distributions made to members, after distributions made in respect of the Preferred Interest, in a ratio of 75:25. Countryside Ventures' Subordinate Interest distribution is subject to downward adjustment and mutual exchange rights as provided in the Management Agreement.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Fund's consolidated financial statements. We believe that in addition to the critical accounting estimates discussed in our annual MD&A, the following critical accounting estimate involves the more significant estimates and judgments used in the preparation of our interim consolidated financial statements.

Power Purchase Agreements

Power purchase agreements ("PPAs") were recorded to account for the proportion of the proceeds from the purchase of Ripon Power that exceeded the fair value of the existing assets. The fair value of the intangible asset balance is being amortized over the life of the PPAs expiring in 2016 & 2018.

Countryside Power Income Fund

OUTLOOK

District Energy Facilities

Expansion Projects

The London System heat recovery improvement project was substantially completed and became operational in February 2005.

The Fund

We are committed to growing the Fund through accretive investments. We have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there appears to be growing support for renewable power generation from both government and industry in light of Canada's commitment to the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. Countryside is actively evaluating opportunities in power generation and utility infrastructure, with a view to increasing unitholder value and growing distributions.

CERTIFICATION OF INTERIM FILINGS

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc., a subsidiary of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the interim period ending March 31, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 5, 2005

(signed) Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside U.S. Power Inc.

CERTIFICATION OF INTERIM FILINGS

I, Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc., a subsidiary of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the interim period ending March 31, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 5, 2005

(signed) Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.

CERTIFICATION OF INTERIM FILINGS

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc., a subsidiary of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the interim period ending June 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 8, 2005

"*Edward M. Campana*"

Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside U.S. Power Inc.

CERTIFICATION OF INTERIM FILINGS

I, Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc., a subsidiary of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the interim period ending June 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 8, 2005

"Göran Mörnhed"

Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.

CERTIFICATION OF INTERIM FILINGS

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the interim period ending September 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 8, 2005

"Edward M. Campana"

Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside Ventures LLC

CERTIFICATION OF INTERIM FILINGS

I, Göran Mömhed, President and Chief Executive Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the interim period ending September 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 8, 2005

"Göran Mörnhed"

Göran Mömhed
President and Chief Executive Officer
Countryside Ventures LLC

RECEIVED CIBC Mellon Trust Company

2005 APR 27 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CIBC Mellon

March 14, 2005

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: COUNTRYSIDE POWER INCOME FUND

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Unitholders:

DATE OF MEETING:	May 5, 2005
RECORD DATE FOR NOTICE:	April 4, 2005
RECORD DATE FOR VOTING:	April 4, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 4, 2005
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	UNITS

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

cc: CDS & Co. (Via Fax)

pk\NM_Countryside

Notice of Annual Meeting of Unitholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of unitholders of Countryside Power Income Fund (the "Fund") will be held on Thursday, May 5, 2005 at 10:00 a.m. Toronto time in the Ridout Room at The Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario for the following purposes:

1. to receive the consolidated financial statements of the Fund for the fiscal period ended December 31, 2004 together with the report of the auditors thereon;
2. to elect trustees of the Fund for the coming year;
3. to consider the nominees of the Fund standing for election as directors of Countryside Canada Power Inc. and to direct the trustees (the "Trustees") to vote the common shares of such company held by the Fund in favour of the election of directors accordingly;
4. to re-appoint Ernst & Young LLP as auditors of the Fund for the coming year and to authorize the Trustees to fix the remuneration to be paid to the auditors; and
5. to transact such other business that may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 4th day of April, 2005.

Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to (416) 368-2502, or by mail **(a)** in the enclosed envelope, or **(b)** in an envelope addressed to Countryside Power Income Fund, c/o Proxy Department, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9. The Trustees of the Fund have fixed the record date for the Meeting as April 4, 2005 (the "Record Date"). Only Unitholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or adjournment thereof. No person who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

CIBC Mellon Trust Company

March 6, 2006

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: COUNTRYSIDE POWER INCOME FUND

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Unitholders:

DATE OF MEETING:	May 9, 2006
RECORD DATE FOR NOTICE:	March 28, 2006
RECORD DATE FOR VOTING:	March 28, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 28, 2006
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	UNITS

RECEIVED
2006 APR 27 A 11: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

***cc:* CDS & Co. (Via Fax)**

pk\NM_Countryside

Notice of Annual Meeting of Unitholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of unitholders ("the Unitholders") of Countryside Power Income Fund (the "Fund") will be held on Tuesday, May 9, 2006 at 10:00 a.m. Toronto time in the MacDonald/Brule Room at The Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario for the following purposes:

1. to receive the consolidated financial statements of the Fund for the fiscal period ended December 31, 2005 together with the report of the auditors thereon;
2. to elect Trustees (the "Trustees") of the Fund for the coming year;
3. to consider the nominees of the Fund standing for election as Directors of Countryside Canada Power Inc. and to direct the Trustees to vote the common shares of such company held by the Fund in favour of the election of Directors accordingly;
4. to re-appoint Ernst & Young LLP as auditors of the Fund for the coming year and to authorize the Trustees to fix the remuneration to be paid to the auditors; and
5. to transact such other business that may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 27th day of March, 2006.

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to (416) 368-2502, or by mail **(a)** in the enclosed envelope, or **(b)** in an envelope addressed to Countryside Power Income Fund, c/o Proxy Department, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9. The Trustees of the Fund have fixed the record date for the Meeting as March 28, 2006 (the "Record Date"). Only Unitholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or adjournment thereof. No person who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

Notice of Annual Meeting

MANAGEMENT INFORMATION CIRCULAR

April 4, 2005

COUNTRYSIDE
POWER INCOME FUND

Notice of Annual Meeting of Unitholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of unitholders of Countryside Power Income Fund (the "Fund") will be held on Thursday, May 5, 2005 at 10:00 a.m. Toronto time in the Ridout Room at The Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario for the following purposes:

1. to receive the consolidated financial statements of the Fund for the fiscal period ended December 31, 2004 together with the report of the auditors thereon;
2. to elect trustees of the Fund for the coming year;
3. to consider the nominees of the Fund standing for election as directors of Countryside Canada Power Inc. and to direct the trustees (the "Trustees") to vote the common shares of such company held by the Fund in favour of the election of directors accordingly;
4. to re-appoint Ernst & Young LLP as auditors of the Fund for the coming year and to authorize the Trustees to fix the remuneration to be paid to the auditors; and
5. to transact such other business that may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 4th day of April, 2005.

Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to (416) 368-2502, or by mail **(a)** in the enclosed envelope, or **(b)** in an envelope addressed to Countryside Power Income Fund, c/o Proxy Department, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9. The Trustees of the Fund have fixed the record date for the Meeting as April 4, 2005 (the "Record Date"). Only Unitholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or adjournment thereof. No person who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

Management Information Circular

APRIL 4, 2005

This management information circular is furnished in connection with the solicitation by the trustees (the "Trustees") of Countryside Power Income Fund (the "Fund") of proxies to be used at the annual meeting (the "Meeting") of holders (the "Unitholders") of trust units (the "Units") of the Fund, to be held on Thursday, May 5, 2005 at The Toronto Board of Trade in the Ridout Room (1 First Canadian Place, 100 King Street West, Toronto, Ontario) commencing at 10:00 a.m. Toronto time, and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. All dollar amounts in this management information circular are expressed in Canadian dollars, unless otherwise indicated.

THE FUND

The Fund is an unincorporated open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated February 16, 2004. The declaration of trust was amended and restated on April 8, 2004, the date of the initial public offering of Units of the Fund. The Fund owns 100% of Countryside Canada Power Inc. ("Countryside Canada").

The Fund was established to fund, through Countryside Canada, the acquisition of USE Canada Holdings Corp. now known as Countryside District Energy Holdings Corp., the indirect owner of the district energy systems located in Charlottetown, Prince Edward Island (the "PEI System") and London, Ontario, (the "London System", together with the PEI System, the "District Energy Systems") the acquisition, amendment and additional advances respecting existing loans to U.S. Energy Biogas Corp. (collectively, the "USEB Loans") and the acquisition of a convertible royalty interest in USEB (the "USEB Royalty Interest").

The Fund's objectives are to maintain the stability and sustainability of cash distributions to Unitholders and increase, when prudent, cash distributions per Unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure, including, among others, cogeneration projects, green energy projects and district energy systems.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Fund. The information contained herein is given as at April 4, 2005, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this management information circular, the Unitholders of the Fund will also be sent a form of proxy. The persons named in such proxy are Trustees of the Fund. **A Unitholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Unitholder of the Fund.**

To be valid, proxies must be deposited at the offices of the Transfer Agent of the Fund, CIBC Mellon Trust Company, by mail in the enclosed envelope or in an envelope addressed to Countryside Power Income Fund, c/o CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 or by facsimile to (416) 368-2502. Proxies must not arrive later than 10:00 a.m. Toronto time, on Tuesday May 3, 2005. If the Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Unitholder or his or her attorney authorized

in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Unitholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Unitholder or by his or her attorney authorized in writing at the registered office of the Fund at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Units in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Unitholder as indicated on the proxy. In the absence of such specification, such Units will be voted (a) FOR the election of the three nominees to the Board of Trustees listed under the heading "Matters to be Considered at the Meeting – Election of Trustees" (b) FOR directing the Trustees to vote the Fund's shares of Countryside Canada in favour of the election of the five nominees to the Board of Directors of Countryside Canada listed under the heading "Matters to be Considered at the Meeting – Election of Directors of Countryside Canada" and (c) FOR the appointment of Ernst & Young LLP as auditors of the Fund.

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this management information circular, the Trustees know of no such amendments, variations or other matter.

QUORUM

A quorum is required for the Meeting. For the Meeting, two or more individuals present in person or by proxy and representing in the aggregate at least 10% of the votes attached to all outstanding Units will constitute a quorum. If a quorum is not present within one-half hour after the time fixed for the holding of the Meeting, the Meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the Chair of the Meeting, and if at such adjourned meeting a quorum is not present, the holders of Units present either in person or by proxy shall be deemed to constitute a quorum.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

The information in this section is of significant importance to Unitholders, as the issued and outstanding Units are not registered in the name of such holders ("Beneficial Holders").

Beneficial Holders should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of Units can be recognized and acted upon at the Meeting. All of the Units are registered in the name of CDS & Co. (the nominee for The Canadian Depository for Securities Limited ("CDS")). CDS maintains books showing its participants, such as investment dealers or brokers, through which the Units are beneficially owned. Investment dealers and brokers maintain their own records showing the beneficial ownership of such Units by their clients. Units held by CDS can be voted only upon the instructions of the Beneficial Holder. Without specific instructions, CDS and its participants are prohibited from voting Units for their clients. The Trustees do not know for whose benefit the Units registered in the name of CDS are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting their Units in person or by way of proxy unless they comply with the procedures described below.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of Unitholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Units to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Units voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Units in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Units as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

The Fund is authorized to issue an unlimited number of Units. As of the date of this management information circular, there were 14,905,366 Units issued and outstanding.

At the Meeting, each Unitholder of record at the close of business on April 4, 2005, the record date established for the notice of the meeting (the "Record Date"), will be entitled to one vote for each Unit held on all matters proposed to come before the Meeting. To the knowledge of the Trustees, the following persons beneficially own or exercise control or direction over securities carrying more than 10% of the votes attached to the issued and outstanding Units:

Name	Number of Units beneficially owned or over which control or direction is exercised	Percentage of Total Units
Bloom Investment Counsel, Inc.[1]	1,730,000	11.6%

[1] Based on publicly available filings dated August 1, 2004.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Trustees

The Fund is required to have a minimum of three and a maximum of five Trustees. The number of Trustees is determined from time to time by resolution of the Trustees. The number of Trustees to be elected at the Meeting has been fixed at three. All Trustees shall be Canadian Residents. The persons named in the enclosed form of proxy, if not expressly directed to the contrary *in such form of proxy, intend to vote for the election, as Trustees, of the proposed nominees whose names are set out below.* It is not contemplated that any of the proposed nominees will be unable to serve as a Trustee but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Trustee elected will hold office until the next annual meeting or until his successor is elected or appointed.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as Trustees:

Name & Municipality of Residence	*Positions and Offices held with the Fund*	*Principal Occupation (Current and over Past Five Years)*	*Date Appointed as a Trustee*	*Ownership or Control Over Units*[1]
V. James Sardo[2,3] Mississauga, Ontario Canada	Chairman and Trustee	Director and Interim President and CEO of Royal Group Technologies Limited, 2004 – present; Corporate Director, Hydrogenics Corporation, 2003 – present; Trustee, Union Waterheater Income Trust, and Custom Direct Income Fund, 2003 – present; President, Canadian Operations, Moore Corporation Limited, 1999 – 2001; Chief Executive Officer, SMK Speedy International Inc., 1997 – 2001	February 16, 2004	5,000
James R. Anderson[2,3] Mississauga, Ontario Canada	Trustee	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 - present; Managing Director, Exel Energy Group Inc., 2003 – 2004; Senior Vice President and Chief Financial Officer, Rogers Cable, 2000 – 2002; Senior Vice President of Ontario Electricity Development and Senior Vice President of Strategic Development, Westcoast Energy Inc., 1998 – 2000	February 16, 2004	5,000
Oskar T. Sigvaldason Oakville, Ontario Canada	N/A	Chair and Director, Energy Council of Canada; Chair 2004 – present; Director 1994 – present; Director; Canadian Electricity Association, 1996 – present; Director, Toronto Board of Trade, 2003 – present; President and Chief Executive Officer, Acres Group, 1994 – 2003	N/A	Nil

[1] The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually.

[2] Member of the Joint Audit Committee

[3] Member of the Joint Compensation and Corporate Governance Committee.

Election of Directors of Countryside Canada

Countryside Canada has a Board of Directors consisting of five members, all of whom are currently elected by the Fund as holder of all of the common shares of Countryside Canada. Pursuant to the terms of the Declaration of Trust the Unitholders are entitled to pass resolutions directing the Trustees to vote the shares of Countryside Canada in connection with the election of directors of Countryside Canada.

The following persons are the proposed nominees of the Fund for election as directors of Countryside Canada to serve until the next annual meeting of Unitholders of the Fund or until their successors are duly elected or appointed. If any vacancies occur in the slate of the Fund nominees because any nominee is unable to serve or will not serve, discretionary authority conferred by the proxies appointing the Fund nominees will be exercised to grant approval to the Trustees to vote for the election of any other person or persons nominated by the Trustees.

The following table sets forth the name, province and country of residence and principal occupation for each proposed nominee for election as a director of Countryside Canada. In addition, the table shows the period(s) during which each proposed nominee served as a director of Countryside Canada and the number of Trust Units that each proposed nominee beneficially owns, directly or indirectly, or exercises control or direction over. The information as to Trust Units beneficially owned, directly or indirectly, is not within the knowledge of the Fund and has been furnished by the respective nominees.

Name & Municipality of Residence	*Positions and Offices held with the Fund and its Subsidiaries*	*Principal Occupation*	*Date Appointed as a Trustee/ Director/Officer*	*Ownership or Control Over Trust Units*[1]
V. James Sardo[2,3] Mississauga, Ontario Canada	Chairman and Trustee of the Fund, Director of Countryside Canada	Director and Interim President and CEO of Royal Group Technologies Limited, 2004 – present; Corporate Director, Hydrogenics Corporation, 2003 – present; Trustee, Union Waterheater Income Trust, and Custom Direct Income Fund, 2003 – present; President, Canadian Operations, Moore Corporation Limited, 1999 – 2001; Chief Executive Officer, SMK Speedy International Inc., 1997 – 2001	February 16, 2004	5,000
James R. Anderson[2,3] Mississauga, Ontario Canada	Trustee of the Fund and Director of Countryside Canada	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 - present;	February 16, 2004	5,000
Oskar T. Sigvaldason Oakville, Ontario Canada	N/A	Chair and Director, Energy Council of Canada; Chair 2004 – present; Director 1994 – present; Director; Canadian Electricity Association, 1996 – present; Director, Toronto Board of Trade, 2003 – present; President and Chief Executive Officer, Acres Group, 1994 – 2003	N/A	Nil
M. Stephen Harkness Villa Hills, Kentucky United States	Director of Countryside Canada	Vice President, Cinergy	February 17, 2004	Nil
Göran Mörnhed Cortland, New York United States	Director of Countryside Canada and President and Chief Executive Officer of Countryside U.S. Power Inc.	President and Chief Executive Officer, Countryside U.S. Power Inc., 2004 – present; President and Chief Executive Officer of USEY through October 27, 2004	February 17, 2004	13,000

(1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually. There is only one class of voting securities, which are Units of the Fund.
(2) Member of the Joint Audit Committee.
(3) Member of the Joint Compensation and Corporate Governance Committee.

Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP, Chartered Accountants, be re-appointed as auditors of the Fund, to hold office until the next annual meeting of the Unitholders or until their successor is appointed, and that the Trustees be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Fund since its inception. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to re-appoint Ernst & Young LLP as auditors of the Fund and authorize the Trustees to fix their remuneration.

Financial Statements

The financial statements of the Fund for the year ended December 31, 2004 and the Auditors' Report thereon which are included in the annual report of the Fund accompanying this management information circular will be placed before the Unitholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Unitholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

COMPENSATION OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Trustees and Directors

All Trustees currently serve, and are proposed to continue to serve, on the Board of Directors of Countryside Canada (the "Countryside Canada Board").

Each Trustee is entitled to receive an annual retainer of $20,000 and $1,000 per meeting attended and $500 per committee meeting (up to a maximum of $2,000 per day). The Chairman will receive an additional $10,000 per year. Each non-management and non-Trustee director of Countryside Canada is entitled to receive an annual retainer of $20,000 per year and $1,000 per meeting. Members of management who serve as Trustees or Directors do not receive any additional remuneration for acting in the capacity of Trustee or Director.

All Trustees and Directors are reimbursed for out-of-pocket expenses for attending meetings. The total reimbursed during 2004 was approximately $13,100.

Under applicable securities legislation, the Fund is required to disclose certain financial and other information relating to the compensation of its Chief Executive Officer, its Chief Financial Officer and the Fund's three most highly compensated executive officers (other than the Chief Executive Officer or Chief Financial Officer). The Summary Compensation Table below provides a summary of salary and other annual compensation earned by the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc. ("Countryside U.S."), an indirect subsidiary of the Fund, for the 267-day period from April 8, 2004 (when the Units of the Fund were listed for trading on the Toronto Stock Exchange) to the period ended December 31, 2004.

SUMMARY COMPENSATION TABLE

For the period from April 8, 2004 to December 31, 2004

	Period Ended December 31, 2004 (267-days in respect of 2004)			*Long-Term Compensation Awards*		
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Aggregate Securities Under Options/ SAR's Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc.	$112,578[1]	Nil	-[2]	–	–	–
Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc.	$ 98,505[1]	Nil	$16,160[1][3]	–	–	–

Notes:

[1] The salary and other compensation amounts are in respect of the 267-day period from April 8, 2004 to December 31, 2004. These amounts are fixed and paid in U.S. dollars to the employees of Countryside U.S. and have been translated into Canadian Dollars in the table above at the average exchange rate in effect for the 9-month period ended December 31, 2004 for the purposes of this filing.

[2] Amount does not exceed the lesser of $50,000 or 10% of total salary and bonus.

[3] This amount includes car allowance and related expenses, as well as enhanced long-term disability and life insurance benefit premiums.

Long-Term Incentive Plan

Management of Countryside Canada and its subsidiaries will be eligible to participate in the LTIP. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance Countryside Canada and its subsidiaries' ability to attract, retain and motivate key personnel and reward officers and employees for significant performance and associated growth in the actual amount of cash distributed in respect of the Units.

Consistent with incentive practices for comparable organizations, the LTIP awards will be measured as actual per Unit cash distributed to Unitholders in excess of the per Unit base distribution set at closing of the Offering, being $1.025 per Unit. An incentive pool will be established and allocated among eligible participants equal to 25% of the excess cash distributions.

The Joint Compensation and Corporate Governance Committee will have authority for interpreting, applying, amending and terminating the LTIP. To date, no plan has been formally adopted and no awards have been paid or are committed to be paid. There currently is no stock related compensation contemplated, outside of the LTIP described above.

Indebtedness of Trustees and Executive Officers of the Fund

The respective Trustees, Directors and executive officers of the Fund did not have any indebtedness to the Fund in respect of the 267-day period ended December 31, 2004. The Fund has not guaranteed any indebtedness of any such persons.

Employment Contracts

Each of Göran Mörnhed, Edward Campana and Allen Rothman entered into employment agreements with Countryside U.S. effective on April 8, 2004. The agreements are terminable by either party on at least 90 days prior notice. Each employment agreement provides that the employee will be provided with a compensation package (salary, incentives and benefits); subject to increase from time to time at the discretion of the Board of Directors of Countryside U.S., on the recommendation of the Joint Compensation and Corporate Governance Committee. The initial annual base salary provided for each of Messrs. Mörnhed, Campana and Rothman is $144,240, $126,210 and $126,210, respectively, translated at the US dollar exchange rate in effect as at December 31, 2004 (salaries are paid and fixed in U.S. dollars at U.S. $120,000, U.S. $105,000 and U.S. $105,000 respectively). In addition to the base salary, each employee is entitled to participate in the LTIP. In the event of termination by Countryside U.S. for reasons other than "Cause" (as defined in the agreements) or by the employee for "Good Reason" including a "Change of Control" (as defined in the agreements) each employment agreement provides that (i) Countryside U.S. will pay the employee a lump sum amount equal to 2.0 times such employee's base salary then in effect except such multiple shall be increased to 2.9 in the event of a Change of Control in which the Fund's unit price exceeds $10.00 on the date of such Change of Control, (ii) Countryside U.S. will pay the employee any unreimbursed expenses and accrued unpaid benefits (iii) any LTIP awards (or equivalents) will vest and be paid in full and (iv) Countryside U.S. will continue employee's health coverage at its expense for the longest of 18 months, the period prescribed by applicable law or the period set forth in the applicable plan. In the event of termination by Countryside U.S. for "Cause" or by the employee for reasons other than "Good Reason" (i) Countryside U.S. will have no payment obligation except for accrued unpaid compensation, benefits and reimbursements (ii) any vested LTIP award or equivalent will be paid and (iii) Countryside U.S. will continue employee's health coverage for the period set forth above but at the employee's expense. Each of the employment agreements includes non-competition and non-solicitation covenants.

EXECUTIVE COMPENSATION REPORT

Composition of the Joint Compensation and Corporate Governance Committee

The Fund and Countryside Canada maintain a Joint Compensation and Governance Committee. Such committee reviews and makes recommendations concerning the appointment of officers of Countryside Canada and its subsidiaries and the hiring, compensation, benefits and termination of the officers of Countryside Canada and/or its subsidiaries to the boards of directors of Countryside Canada or the relevant subsidiaries, as applicable. Such committee annually reviews the officers' goals and objectives for the upcoming year and provides an appraisal of the officers' performance. The committee also makes recommendations regarding the operation of the long-term incentive plan (the "LTIP") and any employee bonus plans. Such committee is responsible for developing the Fund's approach to corporate governance issues, advising the Board and the boards of directors of the Fund's subsidiaries in connection with filling vacancies on the Board and the subsidiary boards, as applicable, and periodically reviewing the composition and effectiveness of the Board and the subsidiary boards and the contribution of individual Trustees and directors.

The Compensation and Corporate Governance Committee is comprised by the three Trustees: Messrs. V. James Sardo (Chair), James R. Anderson and Rudy G. Riedl. According to its Charter, all members of the Joint Compensation and Governance Committee must be independent of management and therefore no member of the Joint Compensation and Corporate Governance Committee is an officer, employee or former officer or employee of the Fund or any of its affiliates.

Report on Executive Compensation by the Joint Compensation and Corporate Governance Committee

The Joint Compensation and Corporate Governance Committee's executive compensation philosophy is guided by its objective to obtain and retain executives critical to the success of the Fund and the enhancement of Unitholder value.

Chief Executive Officer Compensation

The 2004 annual salary for Mr. Mörnhed was determined based upon the employment agreement described under "Compensation of Trustees, Directors and Executive Officers - Employment Contracts". When determining the salary of the Chief Executive Officer in future years, the Joint Compensation and Corporate Governance Committee will consider, among other things, the performance of the business, individual performance, compensation practices of comparable organizations as well as the length of time the current officer has been involved with the business. The compensation of the Chief Executive Officer will be comprised of a base salary and participation in the LTIP.

JOINT AUDIT COMMITTEE INFORMATION

The Fund and Countryside Canada maintain a Joint Audit Committee. A complete description of our Joint Audit Committee Information is contained under the section heading "Joint Audit Committee" beginning on page 71 and ending on page 73, and in Schedule A, beginning on page 83 and ending on page 91 of our annual information form filed on SEDAR at **www.sedar.com** for the period ended December 31, 2004, which section is incorporated by reference in this management information circular.

FUND PERFORMANCE GRAPH

The following graph compares the total return for $100 invested in Units from April 8, 2004 (the date of the closing of the initial public offering of the Units) with the total return of the S&P/TSX Composite index, assuming reinvestment of distributions in additional Trust Units.


110
105
100
95
90
85
80
April 04
June 04
September 04
December 04
S&P/TSX Composite Index
Countryside Power Income Fund

	April 04	*June 04*	*September 04*	*December 04*
S&P/TSX Composite Index	100	96.74	98.13	104.68
Countryside Power Income Fund	100	91.53	96.10	99.66

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Trustees, other than as disclosed in this management information circular, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed nominee for election as a Trustee, or any associate or affiliate of any such persons, had any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Fund or its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Fund is administered by the Board of Trustees of the Fund (the "Board") with the support of the management of Countryside Canada and Countryside U.S. ("Management"). Countryside Canada, a wholly owned subsidiary of the Fund, serves as the holding company for the Fund's operating businesses. The Countryside Canada Board consists of all three members of the Board, M. Stephen Harkness and Göran Mörnhed. The Board and the Countryside Canada Board together maintain a Joint Audit Committee and a Joint Compensation and Corporate Governance Committee in each case currently consisting of the three members of the Board.

The Board and Management recognize that effective corporate governance practices are fundamental to the long-term success of the Fund. Sound corporate governance contributes to Unitholder value through increased confidence. The Board and Management are therefore committed to maintaining a high standard of corporate governance and compliance with the Toronto Stock Exchange guidelines for effective corporate governance.

The following describes our governance practices with reference to the guidelines for effective governance contained in the Report of the TSX Committee on Corporate Governance in Canada that have been adopted as listing requirements by the TSX. The Ontario Securities Commission (the "OSC") has proposed various corporate governance guidelines that would effectively replace the guidelines. We are carefully monitoring the proposed OSC guidelines and will consider modifying our governance practices if and when the proposed guidelines are adopted by the OSC. We are pleased to make the following disclosure regarding our governance practices:

TSX Corporate Governance Guideline	*Does the Board Conform to the TSX Guideline? Comments.*
1. The Board should explicitly assume responsibility for the stewardship of the corporation, specifically:	**YES.** The express mandate of the Board is to supervise the activities and manage the investments and affairs of the Fund. The Board acts in accordance with: • the Fund's Amended and Restated Declaration of Trust; • a code of business conduct and ethics; • the mandate of the Board and the Charters of the Joint Audit and Joint Compensation and Corporate Governance Committees; and • other applicable laws and internal policies. The Board approves all significant decisions that affect the Fund before they are implemented. The Board of Directors of the applicable Fund subsidiaries must approve any significant action respecting such subsidiary. The Trustees currently constitute the majority of the Board of Directors of each Fund subsidiary except Countryside U.S. which, currently, does not own any of the Fund's investments.
1a. Adoption of a strategic planning process.	**YES.** The Board is actively involved in the Fund's strategic planning process. The Board receives presentations from management respecting the business of the Fund and its subsidiaries, including current and potential opportunities and risks relating to the business. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.
1b. Identifying principal risks and ensuring the implementation of appropriate systems to manage these risks.	**YES.** The Board, together with Management, is responsible for identifying the principal risks of the Fund and ensuring that risk management systems are implemented. The principal risks of the Fund are those related to foreign currencies, interest rates, energy market and price, technology/performance, site operations, regulation/legislation, fuel supply, tax and asset concentration. The Board meets regularly to review reports and discuss significant risk areas with Management. The Board ensures that the Fund and its subsidiaries adopt risk management policies.
1c. Succession planning, including appointing, training and monitoring senior management.	**YES.** The Board, through the Joint Compensation and Governance Committee, is responsible for succession planning and monitoring the performance of senior management against objectives developed by the Board and the Countryside Canada Board and reports its findings to the Boards of directors of Countryside Canada and Countryside U.S.. The Board, through the Joint Compensation and Corporate Governance Committee, ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence, and to train, develop and retain them. The Compensation and Corporate Governance Committee also reviews, approves and reports annually to the Board on Management's succession plans.

TSX Corporate Governance Guideline	*Does the Board Conform to the TSX Guideline? Comments.*
1d. Implementing a corporate communications policy.	**YES.** The Board approves all of the Fund's major communications, including annual and quarterly reports and press releases. The Fund communicates with its Unitholders through a number of channels including its website. The Board approved the Fund's Disclosure Policy that covers the accurate and timely communication of all important information. It is reviewed annually. In addition, the Joint Audit Committee reviews all financial results prior to public disclosure.
1e. Assuming responsibility for the integrity of internal control and management information systems.	**YES.** The Board, through its Joint Audit Committee, monitors the effectiveness of the Fund and its subsidiaries' internal control processes and management information systems. The Joint Audit Committee consults with management and the external auditors regarding the overall control environment and the adequacy of accounting system controls and reports its findings to the Board annually.
2. The majority of the Board should be unrelated.	**YES.** The Board is currently comprised of three individuals, all of whom qualify as unrelated as defined by the TSX guidelines.
3. Disclose the status of each Board member and explain.	**Name:** Mr. V. James Sardo **Position/Office:** Chairman & Trustee of Fund Board, Chairman & Director of Countryside Canada Board **Status:** Unrelated Mr. Sardo is an unrelated member of the Board, having no relationship to the Fund or Countryside Canada other than through his holding of units. **Name:** Mr. James R. Anderson **Position/Office:** Trustee of Fund Board, Director of Countryside Canada Board **Status:** Unrelated Mr. Anderson is an unrelated member of the Board, having no relationship to the Fund or Countryside Canada other than through his holding of units. **Name:** Mr. Rudy G. Riedl. **Position/Office:** Trustee of Fund Board, Director of Countryside Canada Board **Status:** Unrelated Mr. Riedl is an unrelated member of the Board, having no relationship to the Fund or Countryside Canada other than through his holding of units.
4. The Board should appoint a committee of Trustees/Directors, a majority of whom are unrelated, to nominate new directors and assess directors on an ongoing basis.	**YES.** The Joint Compensation and Corporate Governance Committee is responsible for recommending new nominees for election and the re-election of existing members; assessing the effectiveness of the Board and each subsidiary board as a whole, assessing the effectiveness of Board committees and subsidiary board committees as a whole; assessing the effectiveness of each member of the Board and each member of each subsidiary board; determining committee structures; making recommendations to the Boards; and succession planning. All its members are outside and unrelated trustees.

TSX Corporate Governance Guideline	*Does the Board Conform to the TSX Guideline? Comments.*
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Trustees.	**YES.** The Board, through the Joint Compensation and Corporate Governance Committee is responsible for assessing the effectiveness of the Board and its committees as a whole and the contribution of individual members. The committee surveys Trustees annually to provide feedback on the effectiveness of the Board, the Chairman and the contributions of individual members. The results of these surveys are reported to the Board.
6. An orientation program should be provided for new recruits to the Board.	**YES.** Orientation of new Board members and the ongoing development of existing Board members is the responsibility of the Joint Compensation and Corporate Governance Committee. New Board members are provided with materials to educate them on the Fund and its business, including an Ongoing Obligations Manual, and are provided the opportunity to visit production facilities and to meet senior management. In addition, comprehensive information packages are distributed to Board members in advance of meetings of the Board and committees.
7. Every Board should examine its size with a view to the effectiveness of its decision-making.	**YES.** The Joint Compensation and Corporate Governance Committee reviews the effectiveness of the Board on an on-going basis. Included in such review is an examination of the Board's size. In 2004, the committee determined that the size was appropriate at this time.
8. The Board should review the adequacy and form of member compensation in light of responsibilities and risk.	**YES.** The Joint Compensation and Corporate Governance Committee reviews Trustees' compensation once a year. To make its recommendation on Trustees' compensation, the committee takes into account the types of compensation and the amounts paid to Trustees of comparable publicly traded Canadian Income Funds. Trustees receive their compensation in the form of cash.
9. Committees of the Board should generally be composed of outside members, the majority of whom are unrelated, although some committees may include one or more inside members.	**YES.** The Joint Audit and Joint Compensation and Corporate Governance Committees are composed exclusively of outside, unrelated members.
10. Every Board should expressly assume responsibility for, or assign to a committee responsibility for, the approach to governance issues.	**YES.** The Joint Compensation and Corporate Governance Committee is responsible for reviewing the overall governance principles of the Fund, and its subsidiaries, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the statement of corporate governance practices included in this management information circular.

TSX Corporate Governance Guideline	*Does the Board Conform to the TSX Guideline? Comments.*
11. The Board, together with the CEO, should develop position descriptions for the Board and the CEO. In addition, the Board should develop the corporate objectives that the CEO is responsible for meeting.	**YES.** The Board has adopted a clear written mandate for the Board and charters for each of its joint committees. The Joint Compensation and Corporate Governance Committee is responsible for overall governance. This includes developing position descriptions for the Chairman, the Board and the CEO. The committee reviews and approves the corporate objectives that the CEO is responsible for meeting. The committee assesses the CEO's performance against these objectives and reports the results of this assessment to the Board. The Board expects management to: • review the Fund's strategies and their implementation in all key areas of the Fund's activities • carry out a comprehensive budgeting process and monitor the Fund's financial performance against the budget • identify opportunities and risks affecting the Fund's business and find ways of dealing with them
12. Every Board should have in place appropriate structures and procedures to ensure it can function independently of management.	**YES.** The Mandate of the Board requires that a majority of the Board be independent. In 2004, all members of the Board were independent. All members of the Joint Compensation and Corporate Governance Committee and the Joint Audit Committee must be independent of management. The Joint Compensation and Corporate Governance Committee regularly reviews the independence of all Trustees. In addition, the Board and the Joint Audit Committee meet regularly without management present. The Joint Audit Committee meets quarterly with the external auditors without management present to discuss matters affecting the conduct of their audit and other corporate matters.
13. All Boards should have an Audit Committee composed only of non-management members, and have a clearly defined mandate.	**YES.** The Board has a Joint Audit Committee which must be comprised of independent, financially literate members. In 2004 the members of the Committee were the three Trustees. The Joint Audit Committee has a clear written mandate. The external auditors meet with the committee without management present at least quarterly. The committee approves all non-audit and tax work performed by the external auditors.
14. The Board should implement a system that enables an individual member to engage an outside advisor at no expense to the Board member in appropriate circumstances.	**YES.** The Joint Compensation and Corporate Governance Committee is responsible for the management and administration of a system that enables a committee or an individual member of the Board to engage separate independent counsel and/or advisors at the expense of the Fund, when appropriate. The Joint Audit Committee has the ability to retain outside advisors without the approval of the Joint Compensation and Corporate Governance Committee or the Board. In 2004, members of the Board engaged no outside advisors.

OTHER BUSINESS

The Trustees are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Fund's financial statements and management's discussion and analysis for the fiscal year ended December 31, 2004.

Copies of the Fund's financial statements for such fiscal year, together with the report of the auditors thereon, management's discussion and analysis, the interim financial statements of the Fund for periods prior to the end of the Fund's current fiscal year end, the current annual information form (together with any document incorporated therein by reference) of the Fund and this management information circular are available on SEDAR at www.sedar.com, or upon written request from the Secretary of Countryside Power Income Fund, 495 Richmond Street, Suite 920, London, Ontario N6A 5A9. Much of this information is also available on our website at **www.countrysidepowerfund.com**

APPROVAL OF TRUSTEES

The contents and the sending of this management information circular to the Unitholders have been approved by the Board of Trustees of the Fund.

Dated: April 4, 2005

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Notice of Annual Meeting

MANAGEMENT INFORMATION CIRCULAR

March 27, 2006

COUNTRYSIDE
POWER INCOME FUND

Notice of Annual Meeting of Unitholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of unitholders ("the Unitholders") of Countryside Power Income Fund (the "Fund") will be held on Tuesday, May 9, 2006 at 10:00 a.m. Toronto time in the MacDonald/Brule Room at The Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario for the following purposes:

1. to receive the consolidated financial statements of the Fund for the fiscal period ended December 31, 2005 together with the report of the auditors thereon;
2. to elect Trustees (the "Trustees") of the Fund for the coming year;
3. to consider the nominees of the Fund standing for election as Directors of Countryside Canada Power Inc. and to direct the Trustees to vote the common shares of such company held by the Fund in favour of the election of Directors accordingly;
4. to re-appoint Ernst & Young LLP as auditors of the Fund for the coming year and to authorize the Trustees to fix the remuneration to be paid to the auditors; and
5. to transact such other business that may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 27th day of March, 2006.

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to (416) 368-2502, or by mail **(a)** in the enclosed envelope, or **(b)** in an envelope addressed to Countryside Power Income Fund, c/o Proxy Department, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9. The Trustees of the Fund have fixed the record date for the Meeting as March 28, 2006 (the "Record Date"). Only Unitholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or adjournment thereof. No person who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

Management Information Circular

March 27, 2006

This management information circular is furnished in connection with the solicitation by the Trustees (the "Trustees") of Countryside Power Income Fund (the "Fund") of proxies to be used at the annual meeting (the "Meeting") of holders (the "Unitholders") of trust units (the "Units") of the Fund, to be held on Tuesday, May 9, 2006 at The Toronto Board of Trade in the MacDonald/Brule Room (1 First Canadian Place, 100 King Street West, Toronto, Ontario) commencing at 10:00 a.m. Toronto time, and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. All dollar amounts in this management information circular are expressed in Canadian dollars, unless otherwise indicated.

THE FUND

The Fund is an unincorporated open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated February 16, 2004. The declaration of trust was amended and restated on April 8, 2004, the date of the initial public offering of Units of the Fund. The Fund owns 100% of Countryside Canada Power Inc. ("Countryside Canada").

The Fund was initially established to fund, through Countryside Canada, the acquisition of USE Canada Holdings Corp. now known as Countryside District Energy Holdings Corp., the indirect owner of the district energy systems located in Charlottetown, Prince Edward Island (the "PEI System") and London, Ontario, (the "London System", together with the PEI System, the "District Energy Systems") the acquisition, amendment and additional advances respecting existing loans to U.S. Energy Biogas Corp. ("USEB") (collectively, the "USEB Loans") and the acquisition of a convertible royalty interest in USEB (the "USEB Royalty Interest"). The Fund subsequently acquired indirectly two gas-fired cogeneration plants in California, one located in Ripon, California near San Francisco and the other located in Pomona, California, near Los Angeles (the "Cogen Facilities").

The Fund's objectives are to maintain the stability and sustainability of cash distributions to Unitholders and increase, when prudent, cash distributions per Unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, renewable energy projects and district energy systems.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Fund. The information contained herein is given as at March 27, 2006, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this management information circular, the Unitholders of the Fund will also be sent a form of proxy. The persons named in such proxy are Trustees of the Fund. **A Unitholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Unitholder of the Fund.**

To be valid, proxies must be deposited at the offices of the Transfer Agent of the Fund, CIBC Mellon Trust Company, by mail in the enclosed envelope or in an envelope addressed to Countryside Power Income Fund, c/o CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 or by facsimile to (416) 368-2502. Proxies must not arrive later than 10:00 a.m. Toronto time, on Friday, May 5, 2006. If the Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, Trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Unitholder who has given a proxy may revoke the proxy: **(a)** by completing and signing a proxy bearing a later date and depositing it as aforesaid; **(b)** by depositing an instrument in writing executed by the Unitholder or by his or her attorney authorized in writing at the registered office of the Fund at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or **(c)** in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Units in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Unitholder as indicated on the proxy. In the absence of such specification, such Units will be voted **(a)** FOR the election of the three nominees to the Board of Trustees listed under the heading "Matters to be Considered at the Meeting – Election of Trustees" **(b)** FOR directing the Trustees to vote the Fund's shares of Countryside Canada *in favour of the election of the four nominees to the Board of Directors of Countryside Canada listed under the heading* "Matters to be Considered at the Meeting – Election of Directors of Countryside Canada" and **(c)** FOR the appointment of Ernst & Young LLP as auditors of the Fund.

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment *on such matter or business. At the time of printing this management information circular,* the Trustees know of no such amendments, variations or other matter.

QUORUM

A quorum is required for the Meeting. For the Meeting, two or more individuals present in person or by proxy and representing in the aggregate at least 10% of the votes attached to all outstanding Units will constitute a quorum. If a quorum is not present within one-half hour after the time fixed for the holding of the Meeting, the Meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the Chair of the Meeting, and if at such adjourned meeting a quorum is not present, the holders of Units present either in person or by proxy shall be deemed to constitute a quorum.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

The information in this section is of significant importance to Unitholders, as the issued and outstanding Units are not registered in the name of such holders ("Beneficial Holders").

Beneficial Holders should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of Units can be recognized and acted upon at the Meeting. All of the Units are registered in the name of CDS & Co. (the nominee for The Canadian Depository for Securities Limited ("CDS")). CDS maintains books showing its participants, such as investment dealers or brokers, through which the Units are beneficially owned. Investment dealers and brokers maintain their own records showing the beneficial ownership of such Units by their clients. Units held by CDS can be voted only upon the instructions of the Beneficial Holder. Without specific instructions, CDS and its participants are prohibited from voting Units for their clients. The Trustees do not know for whose benefit the Units registered in the name of CDS are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting their Units in person or by way of proxy unless they comply with the procedures described below.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of Unitholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Units to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Units voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Units in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Units as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

The Fund is authorized to issue an unlimited number of Units. As of the date of this management information circular, there were 19,646,276 Units issued and outstanding.

At the Meeting, each Unitholder of record at the close of business on March 28, 2006, the record date established for the notice of the meeting (the "Record Date"), will be entitled to one vote for each Unit held on all matters proposed to come before the Meeting. To the knowledge of the Trustees, no persons beneficially own or exercise control or direction over securities carrying more than 10% of the votes attached to the issued and outstanding Units.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Trustees

The Fund is required to have a minimum of three and a maximum of five Trustees. The number of Trustees is determined from time to time by resolution of the Trustees. The number of Trustees to be elected at the Meeting has been fixed at three. All Trustees shall be Canadian Residents. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as Trustees, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a Trustee but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Trustee elected will hold office until the next annual meeting or until his successor is elected or appointed.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as Trustees:

Name & Municipality of Residence	*Positions and Offices held with the Fund*	*Principal Occupation (Current and over Past Five Years)*	*Date Appointed as a Trustee*	*Ownership or Control Over Units* (1)
V. James Sardo (2),(3) Mississauga, Ontario Canada	Chairman and Trustee	Director of Royal Group Technologies Limited, 2003 – present; Interim President and CEO Royal Group Technologies Limited, November 2004 – May 2005; Corporate Director, Hydrogenics Corporation, 2003 – present; Director, New Flyer Industries Inc., 2005 – present; Trustee, Union Waterheater Income Trust, and Custom Direct Income Fund, 2003 – present; President, Canadian Operations, Moore Corporation Limited, 1999 – 2001; Chief Executive Officer, SMK Speedy International Inc., 1997 – 1999	February 16, 2004	5,000
James R. Anderson (2),(3) Mississauga, Ontario Canada	Trustee and Chairman of Joint Audit Committee	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 – present; Managing Director, Exel Energy Group Inc., 2003 – 2004; Senior Vice President and Chief Financial Officer, Rogers Cable, 2000 – 2002; Senior Vice President of Ontario Electricity Development and Senior Vice President of Strategic Development, Westcoast Energy Inc., 1998 – 2000	February 16, 2004	6,100
Oskar T. Sigvaldason (2),(3) Oakville, Ontario Canada	Trustee and Chairman of Joint Compensation, Nominating and Corporate Governance Committee	Director, Energy Council of Canada; Chair 2004 – 2005; Past Chair 2006; Director 1994 – present; Director; Canadian Electricity Association, 1996 – 2005; Director, Toronto Board of Trade, 2003 – present; President and Chief Executive Officer, Acres Group, 1994 – 2003	May 5, 2005	Nil

(1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually.

(2) Member of the Joint Audit Committee

(3) Member of the Joint Compensation, Nominating and Corporate Governance Committee.

Election of Directors of Countryside Canada

Countryside Canada has a board of directors (the "Board") consisting of four members, all of whom are currently elected by the Fund as holder of all of the common shares of Countryside Canada. Pursuant to the terms of the Declaration of Trust the Unitholders are entitled to pass resolutions directing the Trustees to vote the shares of Countryside Canada in connection with the election of directors ("Director(s)") of Countryside Canada.

The following persons are the proposed nominees of the Fund for election as Directors of Countryside Canada to serve until the next annual meeting of Unitholders of the Fund or until their successors are duly elected or appointed. If any vacancies occur in the slate of the Fund nominees because any nominee is unable to serve or will not serve, discretionary authority conferred by the proxies appointing the Fund nominees will be exercised to grant approval to the Trustees to vote for the election of any other person or persons nominated by the Trustees.

The following table sets forth the name, province or state, and country of residence and principal occupation for each proposed nominee for election as a Director of Countryside Canada. In addition, the table shows the period(s) during which each proposed nominee served as a Director of Countryside Canada and the number of Trust Units that each proposed nominee beneficially owns, directly or indirectly, or exercises control or direction over. The information as to Trust Units beneficially owned, directly or indirectly, is not within the knowledge of the Fund and has been furnished by the respective nominees.

Name & Municipality of Residence	*Positions and Offices held with the Fund and its Subsidiaries*	*Principal Occupation*	*Date Appointed as a Trustee/ Director/Officer*	*Ownership or Control Over Trust Units* [1]
V. James Sardo [2],[3] Mississauga, Ontario Canada	Chairman and Trustee of the Fund, Director of Countryside Canada	Director of Royal Group Technologies Limited, 2003 – present; Interim President and CEO Royal Group Technologies Limited, November 2004 – May 2005; Corporate Director, Hydrogenics Corporation, 2003 – present; Director, New Flyer Industries Inc., 2005 – present; Trustee, Union Waterheater Income Trust, and Custom Direct Income Fund, 2003 – present; President, Canadian Operations, Moore Corporation Limited, 1999 – 2001; Chief Executive Officer, SMK Speedy International Inc., 1997 – 1999	February 16, 2004	5,000
James R. Anderson [2],[3] Mississauga, Ontario Canada	Trustee and Chairman of Joint Audit Committee of the Fund, Director and Chairman of Joint Audit Commitee of Countryside Canada	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 – present; Managing Director, Exel Energy Group Inc., 2003 – 2004; Senior Vice President and Chief Financial Officer, Rogers Cable, 2000 – 2002; Senior Vice President of Ontario Electricity Development and Senior Vice President of Strategic Development, Westcoast Energy Inc., 1998 – 2000	February 16, 2004	6,100
Oskar T. Sigvaldason [2],[3] Oakville, Ontario Canada	Trustee and Chairman of Joint Compensation, Nominating and Corporate Governance Committee of the Fund, Director and Chairman of Joint Compensation, Nominating and Corporate Governance Committee of Countryside Canada	Director, Energy Council of Canada; Chair 2004 – 2005; Past Chair 2006; Director 1994 – present; Director; Canadian Electricity Association, 1996 – 2005; Director, Toronto Board of Trade, 2003 – present; President and Chief Executive Officer, Acres Group, 1994 – 2003	May 5, 2005	Nil [4]
Goran Mornhed Cortland, New York United States	Director of Countryside Canada and President and Chief Executive Officer of Countryside Ventures LLC	President and CEO of Countryside Ventures LLC November 1, 2005 – present; President and Chief Executive Officer, Countryside U.S. Power, Inc, 2004 – October 31, 2005 President and Chief Executive Officer of USEY through October 27, 2004	February 17, 2004	16,520

(1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually. There is only one class of voting securities, which are Units of the Fund.
(2) Member of the Joint Audit Committee.
(3) Member of the Joint Compensation, Nominating and Corporate Governance Committee.
(4) Dr. Sigvaldason intends to purchase 1,000 units of the Fund once the current blackout restrictions expire.

Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP, Chartered Accountants, be re-appointed as auditors of the Fund, to hold office until the next annual meeting of the Unitholders or until their successor is appointed, and that the Trustees be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Fund since its inception. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to re-appoint Ernst & Young LLP as auditors of the Fund and authorize the Trustees to fix their remuneration.

Financial Statements

The financial statements of the Fund for the year ended December 31, 2005 and the Auditors' Report thereon which are included in the annual report of the Fund accompanying this management information circular will be placed before the Unitholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Unitholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

COMPENSATION OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Trustees and Directors

All Trustees currently serve, and are proposed to continue to serve, on the Board of Directors of Countryside Canada (the "Countryside Canada Board").

Each Trustee is entitled to receive an annual retainer of $20,000, $1,500 per meeting attended and $1,250 per committee meeting attended (up to a maximum of $4,000 per day). The Chairman will receive an additional $15,000 per year as well as $8,000 in Fund Units and shall be reimbursed $500 per month for expenses relating to the performance of his duties. Each Committee Chair will receive an additional fee of $3,000 annually. Each non-management and non-Trustee Director of Countryside Canada is entitled to receive an annual retainer of $20,000 per year and $1,500 per meeting. Members of management or Countryside Ventures LLC who serve as Trustees or Directors do not receive any additional remuneration for acting in the capacity of Trustee or Director.

All Trustees and Directors are reimbursed for out-of-pocket expenses for attending meetings and related duties. The total reimbursed during 2005 was approximately $17,700.

Compensation of Executive Officers

Under applicable securities legislation, the Fund is required to disclose certain financial and other information relating to the compensation of its Chief Executive Officer, its Chief Financial Officer and the Fund's three most highly compensated executive officers (other than the Chief Executive Officer or Chief Financial Officer).

From April 8, 2004 through October 31, 2005 the Fund's three most highly compensated executive officers were Goran Mornhed, President and Chief Executive Officer of Countryside U.S. Power Inc. a wholly owned subsidiary of Countryside Canada, ("Countryside U.S. Power"), Edward Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power and Allen Rothman, Senior Vice President and Secretary of Countryside U.S. Power.

On September 23, 2005, Countryside Canada, Countryside US Holding Corp., a wholly-owned subsidiary of Countryside Canada, ("Countryside U.S. Holding") and, an independent company, Countryside Ventures LLC (the "Manager") entered into a Management Agreement (the "Management Agreement") under which, effective November 1, 2005, the Manager provides management and administrative services to the Fund and its subsidiaries as well as new growth opportunities. Under the Management Agreement, Countryside Ventures is obligated to provide the services of three qualified individuals who, in their capacity as officers of the Manager will provide services that would customarily be provided by senior officers of Countryside Canada and its subsidiaries ("Executives"). Effective November 1, 2005, Countryside U.S. Power ceased compensating Messrs. Mornhed, Campana and Rothman. Effective such date, Messrs. Mornhed, Campana and Rothman were designated as Executives by the Manager to provide the services that would customarily be provided by the President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Senior Vice President and Secretary, respectively, of Countryside Canada and Countryside U.S. Holding.

The Executives receive compensation payments from the Manager. Subject to the terms and conditions of the Management Agreement, Countryside Canada and Countryside US Holding reimburse the Manager for such compensation-related payments, including certain base compensation and short term incentive payments. Certain of the provisions of the Management Agreement relating to compensation are summarized in the "Report on Executive Compensation" by the Joint Compensation, Nominating and Corporate Governance Committee. For a more detailed and extensive discussion of the Management Agreement, reference should be made to the section of the 2005 Annual Information Form entitled "The Management and Administration Agreements-Management Agreement" as well as the Prospectus of the Fund and Countryside Canada filed with securities regulators on November 8, 2005 pages 25 to 29 which are incorporated by reference and filed on www.sedar.com.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below provides a summary of salary and other annual compensation earned by the Executives for the year ended December 31, 2005 as employees of Countryside U.S. Power through October 31, 2005 and compensation related payments received from the Manager to the extent reimbursed by Countryside Canada and/or Countryside US Holding, and the comparative 267-day period from April 8, 2004 (when the Units of the Fund were listed for trading on the Toronto Stock Exchange) to December 31, 2004 during which such Executives were employed by Countryside U.S. Power.

For the year ended December 31, 2005
(Canadian Dollars)

	Year ended December 31, 2005(and 267-days in respect of 2004) Annual Compensation						*Long-Term Compensation Awards*	*All Other Compensation*
Name and Principal Position	Year	Salary[1] ($)	STIP[5] ($)	Other Annual Compensation ($)	Aggregate Securities Under Options/ SAR's Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP and other payouts[6] ($)	Other[7] ($)
Goran Mornhed, President and Chief Executive Officer of Countryside Ventures LLC	2005	118,720[2] 130,592[3]	161,936	-[4]	Nil	Nil	Nil	14,105
	2004	122,578	Nil	-[4]	Nil	Nil	Nil	-
Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc.	2005	103,880[2] 106,849[3]	132,582	-[4]	Nil	Nil	Nil	13,833
	2004	98,505	Nil	16,160	Nil	Nil	Nil	-
Allen Rothman, Senior Vice President & Secretary of Countryside Ventures LLC	2005	103,880[2] 92,008[3]	121,452	-[4]	Nil	Nil	Nil	14,975
	2004	98,505	Nil	-[4]	Nil	Nil	Nil	-

Notes:

(1) The salary and other compensation amounts are in respect of the year ended December 31, 2005 and the 267-day period from April 8, 2004 to December 31, 2004. These amounts are fixed and paid in U.S. dollars and have been translated into Canadian Dollars in the table above at the average exchange rate in effect for the 12-month period ended December 31, 2005 and for the 267 day period from April 8 to December 31, 2004 for the purposes of this filing.

(2) The executive officers were paid for the first 10 months of 2005 by Countryside U.S. Power.

(3) For the last two months of 2005, such executive officers received compensation related payments from the Manager, including a lump sum payment to true up their salaries for the period from July 1 to November 1, 2005, to the new base salary levels agreed to be reimbursed to the Manager under the Management Agreement.

(4) Did not meet threshold for disclosure.

(5) Includes both Acquisition Short-Term Incentive Plan ("STIP") paid in 2005 and Operational STIP relating to 2005, approved by the board and paid in 2006.

(6) Long-Term Incentive Plan ("LTIP") is paid to the Manager. The total amount of LTIP paid to the Manager in 2005 was approximately $1,515,000. Additionally, on June 29, 2005, the Manager was reimbursed approximately $437,000 for expenses incurred in connection with the acquisition of Ripon Power LLC.

(7) Includes 401K benefits and life insurance premiums.

Employment Contracts

Effective November 1, 2005, the Manager designated Messrs. Mornhed, Campana and Rothman to serve as Executives under the Management Agreement. Messrs. Mornhed, Campana and Rothman each signed a Management Services Agreement with the Manager under which they will provide certain services associated with the role they are to fill as an Executive.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS OF THE FUND

The respective Trustees, Directors and executive officers of the Fund did not have any indebtedness to the Fund in respect of the year ended December 31, 2005 or the 267-day period ended December 31, 2004. The Fund has not guaranteed any indebtedness of any such persons.

EXECUTIVE COMPENSATION REPORT

Composition of the Joint Compensation, Nominating and Corporate Governance Committee

The Fund and Countryside Canada maintain a Joint Compensation, Nominating and Corporate Governance Committee. Such committee reviews and makes recommendations concerning nominations of Trustees and Directors of Countryside Canada, appointment of Directors to Fund subsidiaries, the appointment of officers of Countryside Canada and its subsidiaries and the hiring, compensation, benefits and termination of key employees of the Fund and its subsidiaries as applicable. Such committee shall also participate in the recruitment of any replacement of any Executive provided that the decision of whether to hire such replacement shall be made by the Manager subject to the approval of Countryside Canada and Countryside US Holding, such approval not to be unreasonably withheld or denied. Such committee annually reviews the goals and objectives of the Manager and the Executive performing the services of Chief Executive Officer for the upcoming year and provides an appraisal of their performance. The committee also reviews and makes recommendations respecting adjustments to Base Compensation under the Management Agreement and establishment of Operating Objectives for the Short-Term Incentive Plan ("STIP") under the Management Agreement and the determination of whether they have been reached. The committee also makes recommendations regarding Fund employee bonus plans. Such committee is responsible for developing the Fund's approach to corporate governance issues including Fund policies relating thereto and periodically reviewing the composition and effectiveness of the Board and the subsidiary boards and the contribution of individual Trustees and Directors.

The Joint Compensation, Nominating and Corporate Governance Committee is comprised of the three Trustees: Messrs. Oskar T. Sigvaldason (Chair), V. James Sardo and James R. Anderson. Oskar T. Sigvaldason was elected to the Trustee position formerly occupied by Rudy G. Reidl on May 5, 2005. Mr. Sigvaldason serves as a Trustee, a member of each Fund subsidiary board (except for Countryside U.S. Power) and serves on both the Joint Audit Committee and the Joint Compensation, Nominating and Corporate Governance Committee. According to its Charter, all members of the Joint Compensation, Nominating and Governance Committee must be independent of management and the Manager and therefore no member of the Joint Compensation, Nominating and Corporate Governance Committee is an officer, employee or former officer or employee of the Fund, the Manager or any of their affiliates.

Report on Executive Compensation by the Joint Compensation, Nominating and Corporate Governance Committee

The Joint Compensation, Nominating and Corporate Governance Committee's philosophy in structuring the compensation-related provisions of the Management Agreement, was to retain the services of the senior management team critical to the success of the Fund and to motivate them to enhance unitholder value through compensation which is largely performance-based and structured to align the interests of the Executives with the interests of Unitholders.

These objectives are met by the three key compensation-related components of the Management Agreement: **(a)** the reimbursement by Countryside Canada and Countryside US Holding of the Manager's payments of Base Compensation to the Executives, **(b)** the reimbursement by Countryside Canada and Countryside US Holding of the Manager's STIP payments to the Executives and **(c)** the award to the Manager of the Long-Term Incentive Plan ("LTIP") Interest (defined below) with respect to each Development Asset (defined below).

Commencing November 1, 2005 the Manager is entitled to an annual minimum aggregate expense reimbursement of US $775,000, representing the annual compensation paid to the Executives (the "Base Salary"), as well as all associated costs, including wage burden and the cost of providing the benefits to the executives (collectively the "Base Compensation"). The Base Compensation will be subject to annual review and periodic adjustment as agreed to in good faith by the parties from time to time and subject to independent reviews by third party compensation experts.

In addition to the Base Compensation and other expense reimbursement, Countryside US Holding and, if applicable, Countryside Canada, also reimburse the Manager for payments made by the Manager to the Executives under a STIP adopted by the Manager that is consistent with the terms and conditions of the Management Agreement. Countryside US Holding, and if applicable, Countryside Canada reimburse the Manager an amount in respect of the STIP equal to 50% of the Base Compensation ("STIP Pool"), provided that payments will be made based on: (i) meeting certain objectives relating to managing Countryside that are recommended annually by the Manager and subject to the approval of the Directors of Countryside US Holding and, if applicable, the compensation committee of Countryside Canada in their discretion (the "Operating Objectives"); and (ii) successfully sourcing and consummating an acquisition or investment on behalf of Countryside (the "Acquisition Objective"). In each year, 25% and 75% of the STIP Pool will be available to reimburse the Manager for payments made for achieving the Operating Objectives and the Acquisition Objective, respectively. However, the payment to reimburse the Manager for meeting the Acquisition Objective shall not be less than US$291,000 in each year. The STIP Pool is non-cumulative from year to year. The Manager will be reimbursed by Countryside US Holding and/or Countryside Canada: (i) for meeting the Operating Objectives, by payment of both freely tradeable Units and cash; and (ii) for meeting the Acquisition Objective by cash payment only, in accordance with the conditions described in the Management Agreement. Any Units delivered to the Executives under the STIP will be required to be held until the earlier of the termination of the Management Agreement or the termination of the Executive's involvement with the Manager. The initial levels of the Base Compensation and the STIP Pool were negotiated between the Joint Compensation, Nominating and Governance Committee and the Manager. The Committee was advised by an independent compensation consultant during such negotiations.

The Manager or a designated affiliate is entitled to receive an LTIP payment in the form of a subordinated interest in each new asset, company or investment (including Ripon Power LLC) acquired or made, directly or indirectly, by Countryside US Holding, Countryside Canada or their affiliates and originated, structured or developed through the efforts of the Manager or an Affiliate of the Manager (a "Development Asset"). The Manager or its applicable affiliate is entitled to a distribution from the Development Asset of operating cash flow equal to 25% of the cash distributions made by the Development Asset in excess of the base level distribution that is required to be paid to Countryside US Holding or Countryside Canada (as applicable) by the Development Asset to reflect the cost of interest payments on debt incurred and Unitholder distributions on equity raised to fund the purchase of the Development Asset (the "Base Level Distribution"). Payments to the Manager will be made at the same time as the distribution is made to Countryside US Holding or Countryside Canada or their affiliates (as applicable).

The Manager and Countryside US Holding and Countryside Canada each have the right to cause the LTIP Interest to be exchanged for Fund Units subject to terms and conditions set forth in the Management Agreement.

The Management Agreement has an initial 20-year term and will be automatically renewed for additional five-year terms unless, Countryside US Holding and Countryside Canada, who are independent of the Manager, determine that the Management Agreement will not be renewed and notify the Manager accordingly, in accordance with the Management Agreement. The Manager on the one hand and Countryside US Holding and Countryside Canada on the other, each have the right to terminate the Management Agreement before the expiration of its term under specified circumstances.

In addition, the Manager may terminate the Management Agreement (i) at any time after the first five years of the term of the Agreement or (ii) at any time within one year of a Change of Control (as defined in the Management Agreement), upon 180 days' written notice to Countryside US Holding and Countryside Canada. In the event of such a termination, the Manager will be entitled to reimbursement from Countryside US Holding and Countryside Canada for actual reasonable costs associated with termination. Countryside US Holding and Countryside Canada have the right to jointly terminate the Management Agreement at any time after the first five years of the term of the Management Agreement with the payment to the Manager of a fee equal to (i) its actual costs associated with the termination plus an amount equal to two times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving the Operating Objectives or, (ii) if such termination occurs within 12 months of a Change of Control, 2.9 times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving certain stated operating objectives. In the event of a Change of Control, Countryside US Holding and Countryside Canada will have the right to jointly terminate the Agreement at any time with the payment to the Manager of a fee calculated in accordance with the provisions of the Management Agreement.

The Fund and Countryside Canada reimburse Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager (the "Administrator") for base compensation and incentive compensation payments made to employees of the Administrator under the Management and Administration Agreement by and among the Fund, Countryside Canada and the Administrator dated September 26, 2005 (the "Administration Agreement").

Chief Executive Officer Compensation

The annual salary for Mr. Mornhed through October 31, 2005 was determined based upon the employment agreement described under "Compensation of Trustees, Directors and Executive Officers - Employment Contracts". Under the Management Agreement, Countryside US Holding and Countryside Canada reimburse the Manager for Base Compensation Payments and STIP payments made to the Executives including Mr. Mornhed. See "Executive Compensation Report-Report on Executive Compensation by the Joint Compensation, Nominating and Corporate Governance Committee", pages 9-11.

JOINT AUDIT COMMITTEE INFORMATION

The Fund and Countryside Canada maintain a Joint Audit Committee. A complete description of our Joint Audit Committee Information is contained in the Fund's Annual Information Form for the year ending December 31, 2005 under the section heading "Joint Audit Committee" and in Schedule A thereto filed on SEDAR at www.sedar.com which section is incorporated by reference in this management information circular.

FUND PERFORMANCE GRAPH

The following graph compares the total return for $100 invested in Units from April 8, 2004 (the date of the closing of the initial public offering of the Units) with the total return of the S&P/TSX Income Trust Index and the total return of the S&P/TSX Composite Index, assuming reinvestment of distributions in additional Trust Units.


150
140
130
120
110
100
90
80
Apr 04
Jun 04
Sept 04
Dec 04
Mar 05
June 05
Sept 05
Dec 05
S&P/TSX Income Trust Index
S&P/TSX Composite Index
Countryside Power Income Fund

	Apr 04	Jun 04	Sept 04	Dec 04	Mar 05	Jun 05	Sept 05	Dec 05
S&P/TSX Income Trust Index	100	98.57	107.14	116.25	119.08	125.58	141.40	140.13
S&P/TSX Composite Index	100	96.74	98.13	104.68	108.82	112.10	124.66	127.61
Countryside Power Income Fund	100	91.53	96.10	99.66	99.47	104.77	116.32	105.40

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Trustees, other than as disclosed in this management information circular, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed nominee for election as a Trustee, or any associate or affiliate of any such persons, had any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Fund or its subsidiaries. Messrs. Mornhed, Campana and Rothman are members of the Manager, a party to the Management Agreement. See "Executive Compensation Report – Report on Executive Compensation by the Joint Compensation, Nominating and corporate Governance Committee", pages 9-11.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Fund is administered by the Board of Trustees of the Fund (the "Board") with the support of the Manager. Countryside Canada, a wholly owned subsidiary of the Fund, serves as the holding company for the Fund's operating businesses. The Countryside Canada Board consists of all three members of the Board and Goran Mornhed. The Board and the Countryside Canada Board together maintain a Joint Audit Committee and a Joint Compensation, Nominating and Corporate Governance Committee in each case currently consisting of the three members of the Board.

The Board believes that sound corporate governance practices are in the interest of Unitholders and contribute to prudent and effective decision-making. As such, the Board is committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the "OSC") has proposed various guidelines, which came into force on June 30, 2005, and which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The Board and the Countryside Canada Board have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1. Board of Trustees

- **a.** All members of the Board are independent; V. James Sardo, James R. Anderson and Oskar T. Sigvaldason.
- **b.** The three independent Trustees also serve as Directors on boards of several other corporations. V. James Sardo serves on the boards of Royal Group Technologies Limited and Hydrogenics Corporation. In addition, Mr. Sardo is a Trustee of Union Waterheater Income Trust and Custom Direct Income Fund. James R. Anderson serves as Executive Vice President and Chief Financial Officer of Denison Mines Inc. Oskar T. Sigvaldason serves as a Chair and Director on the board of Energy Council of Canada and also serves as a Director of the Toronto Board of Trade.
- **c.** Independent Trustees hold regularly scheduled meetings at which members of management are not in attendance. During the year ended December 31, 2005, the independent Trustees held four such meetings.
- **d.** The following table sets forth the number of Board and committee meetings held and attendance by Trustees for the year ended December 31, 2005.

Meetings Attended (in person or by telephone)

Trustee/Director	*Board of Trustees*	*Joint Audit Committee*	*Joint Compensation, Nominating and Corporate Governance Committee*
V. James Sardo	14 of 14	4 of 4	12 of 12
James R. Anderson	14 of 14	4 of 4	12 of 12
Oskar T. Sigvaldason (*)	10 of 10	2 of 2	7 of 10
Rudy G. Reidl (**)	3 of 3	2 of 2	2 of 2

(*) Oskar T. Sigvaldason became a Trustee of the Fund and a Director of Countryside Canada on May 5, 2005.

(**) Rudy G. Reidl's term as a Trustee of the Fund and a Director of Countryside Canada expired upon Mr. Sigvaldason's election on May 5, 2005.

2. Board Mandate

The Amended and Restated Mandate of the Board of Trustees is included as Exhibit A to this management information circular.

3. Position Descriptions

The Position description for the Chair of the Board of Trustees is set forth in the Amended and Restated Mandate of the Board of Trustees that is included as Exhibit A to this management information circular. The position description for the Chair of the Joint Audit Committee was approved by the Joint Compensation, Nominating and Corporate Governance Committee. The position description for CEO was approved by the Trustees before the Management Agreement was executed and continues to be used to describe the position of the Executive filling the role of CEO under the Management Agreement. The position descriptions for Chair of the Board of Trustees and Chair of the Audit Committee are as follows:

Responsibilities of Chair of the Board of Trustees of the Fund

The role and responsibilities of the Chair of the Board of Trustees of the Fund are set out below:

(i) the Chair shall be expected to attend and chair meetings of the Board of Trustees of the Fund and Unitholders of the Fund;
(ii) the Chair shall be an independent Trustee;
(iii) the Chair shall not be expected to and shall not perform policy making functions other than in his or her capacity as a Trustee of the Fund. The Chair shall not have the right or entitlement to bind the Fund in his or her capacity as Chair;
(iv) the Chair shall provide direction with respect to the dates and frequencies of board meetings and related committee meetings. The Executive designated by the Manager to serve the function of CEO and the Chair shall liase to prepare board meeting agendas;
(v) the Chair shall ensure that the Board of Trustees understands the boundaries between board and management responsibilities; and
(vi) the Chair shall ensure that the Board of Trustees carries out its responsibilities effectively, which will involve the board meeting on a regular basis without the Manager or other members of management present and may involve assigning responsibility for administering the board's relationship with the Manager and other senior managers to a committee of the Board of Trustees.

Responsibilities of the Chair of the Joint Audit Committee

The role and responsibilities of the Chair of the Joint Audit Committee include the following:

(i) The Audit Committee Chair shall be the liaison between the Committee and each of the Fund's and Corporation's management (including the Manager), internal auditor and external auditor, promoting open and constructive discussions between members of the Committee and each of these parties.
(ii) the Audit Committee Chair shall promote the proper flow of information to the Committee to keep the Committee fully apprised of all matters which are material to the Fund at all times.
(iii) the Audit Committee Chair shall organize and present the agenda for Committee meetings.
(iv) the Audit Committee Chair shall monitor the adequacy of materials provided to the Committee by management (including the Manager) in connection with the Committee's deliberations;
(v) the Audit Committee Chair shall preside over meetings of the Committee including *in camera* meetings of the Committee.
(vi) the Audit Committee Chair shall report to the Board on the activities of the Committee as contemplated in the Committee's Charter.

4. Orientation and Continuing Education

The Manager, working with the Board, has embarked upon a process to provide orientation opportunities for new Trustees to familiarize them with the Fund and its business. All new Trustees will participate in an active orientation program within two months of joining the Board. To date, all of the Fund's Trustees have visited some of the Fund's Facilities to obtain an understanding of the operations. A majority of the Trustees have also attended the Fund's corporate headquarters in London, Ontario for a visit with staff and a tour of that office's operations. Additionally, the orientation program will include presentations by senior management to familiarize new Trustees with the Fund's strategic plans, significant financial, accounting and risk management issues, Fund policies, the Code of Business Conduct and Ethics, its principal officers and independent auditors. All Trustees are also encouraged to attend, at the Fund's expense, at least one Director continuing education program per year offered by various organizations concerning corporate governance or other issues related to the Fund's business.

5. Ethical Business Conduct

On April 27, 2004, the Board adopted a written Code of Business Conduct and Ethics for the Fund (the "Code"), which contains written standards that are designed to promote integrity and to deter wrongdoing. The Code was amended and restated on March 9, 2006 ("The Restated Code"). The Restated Code is filed on www.sedar.com and is available on the Fund's website at www.countrysidepowerfund.com. The Restated Code addresses the following issues:

a. Compliance with Laws, Rules and Regulations
b. Conflicts of Interest
c. Confidentiality
d. Corporate Opportunities
e. Protection and Proper Use of Fund Entity Assets
f. Competition and Fair Dealing
g. Gifts and Entertainment
h. Payments to Government Personnel
i. Discrimination and Harassment
j. Health and Safety
k. Accuracy of Records and Recording
l. Use of E-mail and Internet Services
m. Reporting any Illegal or Unethical Behaviour

To ensure Trustees of the Fund exercise independent judgement in considering transactions, agreements or decisions in respect of which a Trustee, Countryside Canada Director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board follows a practice whereby any such individual must not cast a vote on any such matter.

The Board is responsible for enforcing the Code, as well administering the Fund's Joint Audit Committee "Whistleblower Policy". Any person may report complaints or concerns to the Chair of the Joint Audit Committee. The "Whistleblower Policy" requires that such complaints or concerns will be kept confidential to the fullest extent possible.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Fund's Trustees or executive officers are to be granted by the Board of Trustees only (or a committee of the Board of Trustees, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

6. Nomination of Directors and Compensation

The Board of Trustees and the Board of Directors of Countryside Canada has appointed a Joint Compensation, Nominating and Corporate Governance Committee comprised entirely of independent members.

The Joint Compensation, Nominating and Corporate Governance Committee charter clearly establishes the committee's purpose, responsibilities, composition, reporting requirements, structure and process. In addition, the Committee has the authority to retain and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Joint Compensation, Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Trustees the new Trustee nominees for the next annual meeting of Unitholders. In making its recommendations, the Joint Compensation, Nominating and Corporate Governance Committee considers:

a. the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;
b. the competencies and skills that the Board considers each existing Trustee to possess; and
c. the competencies and skills each new nominee will bring to the boardroom.

At a meeting of the committee held on March 9, 2006, the committee considered the current composition of the board and determined that no new members were required at this time.

The Joint Compensation, Nominating and Corporate Governance Committee is also responsible for:

(i) reviewing and approving Fund goals and objectives relevant to reimbursement of Base Compensation and STIP Pool for the Executives (including the Executive fulfilling the role of CEO), evaluating the performance of the Manager and the Executive fulfilling the role of CEO in light of those Fund goals and objectives, and negotiating (or making recommendations to the Directors of Countryside Canada and Countryside US Holding) with respect to adjustments to Base Compensation and STIP Pool levels based on this evaluation;

(ii) making recommendations to the Board of Trustees and boards of Directors of the Fund's subsidiaries with respect to non-Executive officer and Trustee compensation, incentive-compensation plans and equity-based plans; and

(iii) reviewing executive compensation disclosure before the Fund publicly discloses this information.

During fiscal 2005, an independent compensation consultant was retained to assist the Joint Compensation, Nominating and Corporate Governance Committee in determining (i) the appropriate structure of the Fund's senior management arrangements and compensation levels within such structure (ii) levels of Trustee and Director compensation and (iii) the appropriate levels of compensation for the Fund's Canadian based management.

7. Other Board Committees

The Fund has no Committees other than the Joint Audit Committee and the Joint Compensation, Nominating and Corporate Governance Committee.

8. Assessments

The Joint Compensation, Nominating and Corporate Governance Committee is responsible for the regular assessment of the effectiveness of the Trustees as a whole, the committees of the Boards and the contributions of individual Trustees and Board members. At a recent meeting of the Joint Compensation, Nominating and Corporate Governance Committee, the matter was first addressed and a process was established to address this matter in early calendar 2006. This process will be used with respect to both the appointment of new Trustees and Directors and the assessment of continuing Trustees and Directors.

OTHER BUSINESS

The Trustees are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Fund's financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005.

Copies of the Fund's financial statements for such fiscal year, together with the report of the auditors thereon, management's discussion and analysis, the interim financial statements of the Fund for periods prior to the end of the Fund's current fiscal year end, the current annual information form (together with any document incorporated therein by reference) of the Fund and this management information circular are available on SEDAR at www.sedar.com, or upon written request from the Secretary of Countryside Power Income Fund, 495 Richmond Street, Suite 920, London, Ontario N6A 5A9. Much of this information is also available on our website at www.countrysidepowerfund.com.

APPROVAL OF TRUSTEES

The contents and the sending of this management information circular to the Unitholders have been approved by the Board of Trustees of the Fund.

Dated: March 27, 2006

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Exhibit A to Management Information Circular

March 27, 2006

COUNTRYSIDE POWER INCOME FUND
Amended and Restated Mandate of the Board of Trustees

The Declaration of Trust provides that the investments and affairs of Countryside Power Income Fund (the "Fund") will be subject to the control and authority of a minimum of three and a maximum of five trustees ("Trustees"). The Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund pursuant to section 9.2 of the Declaration of Trust. The responsibilities of the board of trustees ("Board of Trustees") described herein are made pursuant to such provision and do not impose any additional responsibilities or liabilities on the Trustees at law or otherwise. This Amended and Restated Mandate of the Board of Trustees is intended to update the Mandate of the Board of Trustees so that it is consistent with (a) the management arrangements set forth in (i) the Management Agreement by and among Countryside Ventures LLC ("Countryside Ventures"), Countryside Canada Power, Inc., ("Countryside Canada") and Countryside US Holding Corp. ("Countryside US Holding") dated as of September 23, 2005 (the "Management Agreement")and (ii) the Management and Administration Agreement by and among Countryside Canada Ventures Inc. ("Countryside Canada Ventures" and together with Countryside Ventures, the "Manager"), the Fund and Countryside Canada as of September 26, 2005 and (b) National Policy 58-201, Corporate Governance Guidelines.

Composition

The Board of Trustees shall be constituted with a majority of individuals who qualify as independent Trustees.

Responsibilities of the Board of Trustees

The Board of Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund pursuant to section 9.2 of the Declaration of Trust and in that regard shall be specifically responsible for:

(i) the adoption of a strategic planning process and approval, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the Fund's business and investments and ensures the Fund's strategic plan is aligned with the long-term interests of unitholders of the Fund;

(ii) to the extent feasible, satisfying itself as to the integrity of the Executives designated by the Manager pursuant to and as defined by Section 2.03 of the Management Agreement and that the Executives create a culture of integrity throughout the organization;

(iii) the identification of the principal risks for the Fund and ensuring the implementation of appropriate risk management systems;

(iv) ensuring that the Fund complies with all applicable laws and legal requirements;

(v) succession planning including appointing, training and monitoring senior management and , to the extent provided in the Management Agreement, Executives ;

(vi) adopting a communications policy which enables the Fund to communicate effectively and addresses how the Fund interacts with all of its stakeholders, including analysts and the public, contains measures for the Fund to avoid selective disclosure and is reviewed at such intervals or times as the board deems appropriate;

(vii) establishing and maintaining a standing audit committee of the Board of Trustees (the "Audit Committee") which may take the form of a joint audit committee including members of the board of directors of Countryside Canada ("Directors") provided that all members meet all applicable requirements for independence;

(viii) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the Board of Trustees deems appropriate;

(ix) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the audited, interim and any other publicly announced financial information of the Fund;

(x) receiving recommendations of the Audit Committee respecting, and reviewing and approving policies and procedures to ensure the integrity of Fund's internal controls and management information systems;

(xi) developing the Fund's approach to compensation, board nominations and governance, including developing a set of nominating and governance principles and guidelines that are specifically applicable to the Fund and establishing and maintaining a standing compensation, nominating and corporate governance committee of the Board of Trustees (the "Compensation, Nominating and Corporate Governance Committee") which may take the form of a joint committee including Directors of Countryside Canada provided that all members meet all applicable independence requirements;

(xii) implementing a process for assessing the effectiveness of the Board of Trustees as a whole, the committees of the board and the contribution of individual Trustees which, with the assistance of the Compensation, Nominating and Corporate Governance Committee (a) considers the competencies and skills each board as a whole should possess and (b) assesses the competencies and skills each existing Trustee or Director possesses;

(xiii) implementing a process for examining the size of the Board of Trustees and undertaking, where appropriate, a program to establish a board size which facilitates effective decision-making;

(xiv) implementing a process, with the assistance of the Compensation, Nominating and Corporate Governance Committee, for reviewing the adequacy and form of compensation of Trustees and ensuring that compensation realistically reflects the responsibilities and risk involved in being a Trustee;

(xv) meeting regularly with the Manager and, where appropriate other members of management to receive reports respecting the performance of the Fund, new and proposed initiatives, the Fund's business and investments, management concerns and any areas of concern involving the Fund; and

(xvi) meeting regularly without non-independent Trustees, the Manager, the Executives or other members of management.

While the Board of Trustees is called upon to "manage" the business of the Fund, this is done by proxy through the Manager and appointed executives of the Fund's subsidiaries. The Board of Trustees is responsible for the on-going strategic planning process of the Fund, approves the goals of the business, the strategies and policies within which it is managed, and then steps back and evaluates Manager performance and the performance of other senior managers. Reciprocally, the Manager keeps the board of Trustees fully informed of the progress of the Fund and its subsidiaries towards the achievement of their established goals and of all material deviations from the goals or objectives and policies established by the Board of Trustees in a timely and candid manner.

It is recognized that every Trustee in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Fund. Trustees must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, Trustees are expected to carry out their duties in accordance with policies adopted by the Board of Trustees from time to time.

It is expected that the Manager and other senior managers will co-operate in all ways to facilitate the Trustees' compliance with their legal duties by causing the Fund and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board of Trustees that may affect such compliance.

Responsibilities of Chair of The Board of Trustees of the Fund

The role and responsibilities of the Chair of the Fund are set out below:

(i) the Chair shall be expected to attend and chair meetings of the Board of Trustees of the Fund and unitholders of the Fund;

(ii) the Chair shall be an independent Trustee;

(iii) the Chair shall not be expected to and shall not perform policy making functions other than in his or her capacity as a Trustee of the Fund. The Chair shall not have the right or entitlement to bind the Fund in his or her capacity as Chair;

(iv) the Chair shall provide direction with respect to the dates and frequencies of board meetings and related committee meetings and the Executive designated by the Manager to serve the functions of Chief Executive Officer of the Fund's businesses ("CEO") and the Chair shall liase to prepare board meeting agendas;

(v) the Chair shall ensure that the Board of Trustees understands the boundaries between board and management responsibilities; and

(vi) the Chair shall ensure that the Board of Trustees carries out its responsibilities effectively, which will involve the board meeting on a regular basis without the Manager or other members of management present and may involve assigning responsibility for administering the board's relationship with the Manager and other senior managers to a committee of the Board of Trustees.

Duties of Chairman of The Board of Trustees

- The Chair to encourage a professional environment and productive process for the Board of Trustees.
- The Chair shall ensure that the Manager and senior managers are acting through its strategies, decisions and actions in the long term interests of all of its Unitholders.
- The Chair shall meet or confer regularly with the CEO to review Board of Trustees issues and to receive advance information and/or presentations on matters to be placed before the Board of Trustees.
- The Chair shall consult with the CEO on questions of business policy and to act as his confidant.
- The Chair shall visit offices and operations from time to time; such visits to be co-ordinated by the Manager.
- The Chair shall serve as an external liaison in support of, and in co-operation with, the Executives and other senior managers.
- The Chair shall receive reports of the Secretary.

Decisions Requiring Prior Approval of the Board of Trustees

Approval of the Board of Trustees shall be required for:

(i) distributions;

(ii) significant acquisitions/dispositions;

(iii) related party transactions;

(iv) decisions with respect to the Development Agreement and Improvement Agreement;

(v) the release of any financial information to be publicly disseminated;

(vi) the issuance or repurchase of trust units of the Fund;

(vii) the terms of reference of committees of the Board of Trustees; and

(viii) any other matter that would give rise to a "material change" to the Fund.

The foregoing list is intended to specify particular matters requiring Board of Trustees approval and is not intended to be an exhaustive list.

Measures for Receiving Trust Unitholder Feedback

All publicly disseminated materials of the Fund shall provide for a mechanism for feedback of trust Unitholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Trustees on a semi-annual basis or at such other more frequent intervals as they see fit.

Meetings

The Board of Trustees will meet not less than four times per year: three meetings to review quarterly results; and one, following the annual general meeting. A quorum for the meetings shall be a majority of the Board of Trustees then holding office.

From time to time Trustees may be asked to participate in board retreats which may last one to three days.

Meeting Guidelines

Trustees will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. Administrative matters (eg., bank signing resolutions, etc.) which require a vote will be batched for voting purposes. Trustees will be expected to ask questions relating to batched items in advance of the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that Trustees can focus on reviewing the related materials. Senior management (including Executives) will be made accessible to Trustees at board meetings and committee meetings to fulfill their obligations.

Remuneration

Remuneration will be established upon the recommendation of the Compensation, Nominating and Corporate Governance Committee and shall be at a level which will attract and motivate professional and competent members.

Telephone Board Meetings

Pursuant to the Trust Declaration, a Trustee may participate in a meeting of the Trustees or in a committee meeting by means of telephone or such other communications facilities as permit all persons participating in the meeting to hear each other and a Trustee participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board of Trustees to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters, telephone board meetings may be required to be called in order for Trustees to be in a position to better fulfill their legal obligations. Alternatively, the Manager may request the Trustees approve certain matters by unanimous consent.

Expectations of Management

The Manager shall be required to report to the Board of Trustees at the request of the Board of Trustees on the performance of the Fund, new and proposed initiatives, the Fund's business and investments, management concerns and any other matter the Board of Trustees or its Chair may deem appropriate. In addition, the Board expects the Manager to promptly report to the Chair of the Board of Trustees any significant developments, changes, transactions or proposals respecting the Fund or its subsidiaries.

Definitions

"independent Trustee" means a Trustee who has no direct or indirect material relationship with the Fund or its affiliates or the Manager.

"material relationship" means a relationship which could, in the view of the Board of Trustees, reasonably interfere with the exercise of a Trustee's independent judgment. Without limiting the generality of the foregoing, the following persons are considered to have a material relationship with the Fund:

a. a person who is, or has been, an employee or executive officer of the Fund, its parent, or any of its subsidiary entities or affiliated entities or the Manager, unless the prescribed period has elapsed since the end of the service or employment;

b. a person whose immediate family member is, or has been, an executive officer of the Fund, its parent or any of its subsidiary or affiliated entities or the Manager, unless the prescribed period has elapsed since the end of the service or employment;

c. a person who is, or has been, an affiliated entity of, a partner[1] of, or employed by, a current or former internal or external auditor of the Fund unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship has ended;

d. a person whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Fund, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

e. a person who is, or has been, or whose immediate family member is, or has been, an executive officer of an entity if any of the Fund, or its subsidiaries' current executives serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment; and

f. a person who receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Fund or its subsidiary entities or the Manager, other than as remuneration for acting in his or her capacity as member of the Board of Trustees, the Board of Directors of any subsidiary or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

"prescribed period" means the shorter of:

a. the period commencing on March 30, 2004 and ending immediately prior to the determination required under the definition of "material relationship"; and

b. the three-year period ending immediately prior to the determination required under the definition of "material relationship".

[1]"partner" does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued services.

APPENDIX A
Policy of Practices for Trustees

Attendance at Meetings

Each Trustee is expected to have a very high record of attendance at meetings of the Board of Trustees, and at meetings of each committee on which the Trustee sits. A Trustee is expected to:

(i) advise the Chair as to planned attendance at board and committee meetings shortly after meeting schedules for the year have been distributed;

(ii) advise the Chair as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(iii) attend a meeting by conference telephone if unable to attend in person.

Preparation for Meetings

Trustees are expected to carefully review and consider the materials distributed in advance of a meeting of the Board of Trustees or a committee of the Board of Trustees. Trustees are also encouraged to contact the Chair, the CEO and any other appropriate Executives to ask questions and discuss agenda items prior to meetings.

Conduct at Meetings

Trustees are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a Trustee should:

(i) be candid and forthright;

(ii) not be reluctant to express views contrary to those of the majority;

(iii) be concise and, in most circumstances, respect the time constraints of a meeting; and

(iv) be courteous to and respectful of other Directors/Trustees and guests in attendance.

Knowledge of the Fund's Business

Trustees are expected to be knowledgeable with respect to the various fields and divisions of business. Although management has a duty to keep the Board of Trustees informed about developments in the Fund's business, Trustees have a primary duty of care and diligence, which includes a duty of inquiry. Trustees should:

- ask questions of the Manager and other Directors/Trustees, at meetings and otherwise, to increase their knowledge of the business of the Fund;
- familiarize themselves with the risks and challenges facing the business of the Fund;
- read all internal memoranda and other documents circulated to the Directors, and all reports and other documents issued by the Fund for external purposes;
- insist on receiving adequate information from the Manager with respect to a proposal, before board approval is requested;
- familiarize themselves with the Fund's competitors by, among other things, reading relevant news, magazine and trade journal articles; and
- familiarize themselves with the legal and regulatory framework within which the Fund carries on its business.

Personal Conduct

Trustees are expected to:

(i) exhibit high standards of personal integrity, honesty and loyalty to the Fund;

(ii) project a positive image of the Fund to news media, the financial community, governments and their agencies, Unitholders and employees;

(iii) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(iv) disclose any potential conflict of interest that may arise with the business or affairs of the Fund and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

COUNTRYSIDE POWER INCOME FUND

PROXY FOR REGISTERED HOLDERS OF UNITS ANNUAL MEETING OF UNITHOLDERS

The undersigned as a unitholder of Countryside Power Income Fund (the "Fund") hereby appoints V. James Sardo or James R. Anderson or .... as proxyholder with power of substitution to attend and act for and on behalf of the undersigned at the Annual Meeting (the "Meeting") of unitholders of the Fund to be held on the 5th day of May, 2005, at 10:00 a.m. (Toronto time) and at any adjournment or adjournments thereof in the same manner and to the same extent authorized hereunder as if the undersigned were present at the Meeting or any adjournment or adjournments thereof, provided however that without limiting the general authorization and power hereby given, the persons named above are specifically directed as indicated below in respect of the units (the "Units") of the undersigned:

1 **TO VOTE IN FAVOUR ❑** **TO WITHHOLD FROM VOTING ❑**
in respect of the election of trustees of the Fund; and

2 **TO VOTE IN FAVOUR ❑** **TO WITHHOLD FROM VOTING ❑**
in respect of approval to be given to the trustees to elect the following nominees as directors of Countryside Canada Power Inc. ("Countryside Canada"):

- V. James Sardo
- James R. Anderson
- Oskar T. Sigvaldason
- Göran Mörnhed
- M. Stephen Harkness

3 **TO VOTE IN FAVOUR ❑** **TO WITHHOLD FROM VOTING ❑**
in respect of the appointment of auditors of the Fund

The Units represented by this proxy will be voted in accordance with the foregoing directions on any ballot that may be called for. **IF A SECURITYHOLDER DOES NOT SPECIFY A CHOICE, SUCH SECURITIES WILL BE VOTED IN FAVOUR OF THE PARTICULAR MATTER.**

IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING ARE PROPOSED AT THE MEETING OR IF ANY FURTHER MATTERS PROPERLY COME BEFORE THE MEETING THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING.

DATED this ______ day of ______________________________, 2005.

Signature of Unitholder______________________________

Name ______________________________(please print)

NOTES:

1. **A UNITHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SECURITYHOLDER AND MAY BE THE UNITHOLDER HIMSELF OR HERSELF) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE.** A Unitholder may do so by inserting the name of such other person in the blank space provided and striking out the printed names (provided that if a name is inserted and the printed names are not struck out, the printed names will be deemed to have been struck out) or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Fund's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9, no later than 48 hours preceding the time of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays).
2. This form of proxy must be dated and signed by the unitholder or his or her attorney authorized in writing or, if the unitholder is a corporation, by an officer or attorney thereof duly authorized.
3. If this form of proxy is not dated in the space provided above it is deemed to bear the date on which it was mailed by the unitholder.
4. If it is desired that the Units represented by this proxy are to be withheld from voting with respect to the election of trustees and/or the appointment of auditors or voted against any or all of the resolutions described above the appropriate box or boxes above providing for withholding from voting or a vote against should be marked with a ☒ or a tick ☑.
5. **THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE FUND.**
6. **THIS PROXY IS FOR USE AT THE ANNUAL MEETING OF UNITHOLDERS OF THE FUND TO BE HELD ON MAY 5th, 2005 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.**

COUNTRYSIDE POWER INCOME FUND

PROXY FOR REGISTERED HOLDERS OF UNITS ANNUAL MEETING OF UNITHOLDERS

The undersigned as a unitholder of Countryside Power Income Fund (the "Fund") hereby appoints V. James Sardo or James R. Anderson or .... as proxyholder with power of substitution to attend and act for and on behalf of the undersigned at the Annual Meeting (the "Meeting") of unitholders of the Fund to be held on the 9th day of May, 2006, at 10:00 a.m. (Toronto time) and at any adjournment or adjournments thereof in the same manner and to the same extent authorized hereunder as if the undersigned were present at the Meeting or any adjournment or adjournments thereof, provided however that without limiting the general authorization and power hereby given, the persons named above are specifically directed as indicated below in respect of the units (the "Units") of the undersigned:

1. **TO VOTE IN FAVOUR** ❑ **TO WITHHOLD FROM VOTING** ❑
in respect of the election of trustees of the Fund; and

2. **TO VOTE IN FAVOUR** ❑ **TO WITHHOLD FROM VOTING** ❑
in respect of approval to be given to the trustees to elect the following nominees as directors of Countryside Canada Power Inc. ("Countryside Canada"):

- V. James Sardo
- James R. Anderson
- Oskar T. Sigvaldason
- Göran Mörnhed

3. **TO VOTE IN FAVOUR** ❑ **TO WITHHOLD FROM VOTING** ❑
in respect of the appointment of auditors of the Fund

The Units represented by this proxy will be voted in accordance with the foregoing directions on any ballot that may be called for. **IF A SECURITYHOLDER DOES NOT SPECIFY A CHOICE, SUCH SECURITIES WILL BE VOTED IN FAVOUR OF THE PARTICULAR MATTER.**

IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING ARE PROPOSED AT THE MEETING OR IF ANY FURTHER MATTERS PROPERLY COME BEFORE THE MEETING THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING.

DATED this _______ day of ____________________________________, 2006.

Signature of Unitholder______________________________________

Name ____(please print)

NOTES:

1. **A UNITHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SECURITYHOLDER AND MAY BE THE UNITHOLDER HIMSELF OR HERSELF) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE.** A Unitholder may do so by inserting the name of such other person in the blank space provided and striking out the printed names (provided that if a name is inserted and the printed names are not struck out, the printed names will be deemed to have been struck out) or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Fund's transfer agent, *CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East*, Unit 6, Toronto, Ontario, M5A 4K9, no later than 48 hours preceding the time of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays).
2. This form of proxy must be dated and signed by the unitholder or his or her attorney authorized in writing or, if the unitholder *is a corporation, by an officer or attorney thereof duly authorized.*
3. If this form of proxy is not dated in the space provided above it is deemed to bear the date on which it was mailed by the unitholder.
4. If it is desired that the Units represented by this proxy are to be withheld from voting with respect to the election of trustees and/or the appointment of auditors or voted against any or all of the resolutions described above the appropriate box or boxes above providing for withholding from voting or a vote against should be marked with a ☒ or a tick ☑.
5. **THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE FUND.**
6. **THIS PROXY IS FOR USE AT THE ANNUAL MEETING OF UNITHOLDERS OF THE FUND TO BE HELD ON MAY 9th, 2006 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.**

CIBC Mellon Trust Company | CIBC Mellon

April 13, 2005

narchibald@core-energy.ca

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: COUNTRYSIDE POWER INCOME FUND

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on April 13, 2005:

- X Proxy
- X Notice of Meeting/Information Circular
- X Annual Report for the Fiscal Year Ended December 31, 2004 / Annual Financial Statements / MD & A

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

pk\CM_Countryside

CIBC Mellon Trust Company

CIBC Mellon

April 18, 2006

narchibald@countrysidepowerfund.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: COUNTRYSIDE POWER INCOME FUND

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on April 18, 2006:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2005
- X Annual Financial Statements for the Fiscal Year Ended December 31, 2005

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

pk\CM_Countryside

Countryside Power Income Fund

Annual Meeting of Shareholders

Held on May 5, 2005

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot *(Indicate if votes were cast in person or by proxy*		
		Number or Percentage of Votes Cast		
		For	Against	Withheld
Election of Trustees	Passed by show of hands	n/a	n/a	n/a
Election of Directors of Countryside Canada Power Inc.	Passed by show of hands	n/a	n/a	n/a
Appointment of Auditors and authorization of trustees to fix remuneration	Passed by show of hands	n/a	n/a	n/a

COUNTRYSIDE POWER INCOME FUND

By: *"Allen Rothman"*

Allen Rothman
Senior Vice President, Countryside U.S. Power Inc.

COUNTRYSIDE
POWER INCOME FUND

Countryside Acquires California Power Generation Assets for $117 Million

Strategic acquisition will be accretive to cash flow

(London, Ontario – June 30, 2005) – Countryside Power Income Fund (TSX:COU.UN) today announced that it has acquired the holding company of Ripon Cogeneration LLC ("Ripon"), a California-based power generation company, for CDN$117 million based on current exchange rates.

The principal assets acquired consist of two gas-fired cogeneration plants in California powered by General Electric combustion turbines.

- The Ripon Cogeneration Facility, located near San Francisco in Ripon, California, has been in operation since 1988 and has a generation capacity of 51 megawatts. It has a power purchase agreement to 2018 with Pacific Gas & Electric Company, the principal utility operating subsidiary of PG&E Corp (PCG:NYSE), the largest electric utility in California, and also sells steam to a local paper company.

- The San Gabriel Cogeneration Facility, located near Los Angeles in Pomona, California, has been in operation since 1986 and has a generation capacity of 44 megawatts. It has a power purchase agreement to 2016 with Southern California Edison Company, the principal utility operating subsidiary of Edison International (EIX:NYSE), the second-largest electric utility in California, and also sells steam to a local newsprint producer.

The two facilities posted combined revenues of US$50 million and EBITDA* of approximately US$10.5 million for the period from January 27, 2004 to December 31, 2004.

"This acquisition is an ideal strategic fit for the Fund," said Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc. "Countryside has acquired quality power generation assets whose structure, technology and fuel type is favoured by income trust investors. In addition, we expect the acquisition to be accretive to the Fund's cash flow, and by increasing asset diversification, we further reduce the Fund's risk profile."

Edward M. Campana, the Fund's Executive Vice President and Chief Financial Officer, noted that Ripon's well structured commercial and financing arrangements generally insulate the Fund from commodity price and interest rate risk.

"Ripon's electricity is being sold to large, investment-grade utilities and steam to local, and economically important, industrial buyers under long-term contracts," said Mr. Campana. "These plants have a long and stable operating performance history with predictable cash flow streams."

In the transaction, Countryside, through an indirect subsidiary, acquired a 100 per cent controlling interest in the indirect owner of the two facilities for US$35.8 million in cash plus the assumption of non-recourse Ripon debt of US$59.5 million for a total of US$95.3 million, or approximately CDN$117 million based on current exchange rates.

The Fund financed the acquisition with its amended revolving credit facility provided by Toronto-Dominion Bank and plans to follow with an equity offering aimed at refinancing the acquisition-related bank debt. The Fund also intends to implement a foreign exchange hedging program on the Ripon cash flows to protect unitholder distributions from fluctuating currency exchange rates.

About Countryside Power Income Fund

The Fund owns indirect investments in 22 renewable power and energy projects and two district energy systems. The renewable power and energy projects, located in the United States, currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The district energy systems are located in Charlottetown, Prince Edward Island and London, Ontario, and together have approximately 122 megawatts of thermal and electric generation capacity. The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. and the ownership of the district energy systems.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

* **Non-GAAP Measures**

Earnings before interest, income taxes, unrealized interest rate swap gains and losses, and depreciation and amortization ("EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses EBITDA as a key measure of operating performance. EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

Forward-Looking Statement

This news release contains forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's disclosure documents filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact information:

Tanis Robinson
BarnesMcInerney Inc.
416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Nicole Archibald
Vice President, Administration
Countryside Power Income Fund
519-435-0298
info@countrysidepowerfund.com

Edward M. Campana
Executive Vice President & CFO
Countryside Power Income Fund
914-993-5010
info@countrysidepowerfund.com

Not for distribution in the United States or over United States wire services

www.countrysidepowerfund.com

Schedule "A"

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Increase in Distribution and Change in Management Arrangements

(London, Ontario, September 23, 2005) -- Countryside Power Income Fund (TSX: COU.UN or the "Fund") today announced that its board of trustees has declared an increase in the Fund's monthly distribution of $0.0009 per unit or $0.01 per unit annually.

"With the recent accretive acquisition of power generation assets in California and the anticipated increase in full year operating cash flow from the completion of capital improvements at our district energy systems, the Countryside board believes an increase in distributions to unitholders is warranted at this time," said Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc.

The cash distributions to unitholders will increase to $0.0863 per unit monthly or $1.035 per unit annually. The first distribution under the new rate will be paid on or about October 31, 2005 to unitholders of record on September 30, 2005.

Countryside also announced today that its board of trustees has approved a plan modifying the Fund's existing executive management arrangements to bring the Fund in line with its peers in the power income trust sector and strengthen the alignment of unitholder and management interests.

"We have great confidence in the capabilities of our executive management team as demonstrated by our decision to increase distributions," said V. James Sardo, Chairman of the board of trustees. "The amended management arrangements will strengthen the Fund's governance practices while continuing to provide for oversight of the Fund's existing operations, reducing development risk and increasing opportunities for investment in new power generation and utility infrastructure assets that are accretive to distributable cash flow," he said.

Under the modified arrangements, Countryside Ventures LLC, a company independent of the Fund, will provide management and administrative services to the Fund as well as new growth opportunities under long-term agreements. Countryside Ventures will employ the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund will have a right of first offer on all investment opportunities developed by Countryside Ventures that meet the Fund's investment criteria. In developing the management arrangements, the Fund's board of trustees was advised by both an independent financial advisory firm and a corporate compensation consultant. More information on the management arrangements and the Ripon acquisition will be available shortly on the Fund's website at www.countrysidepowerfund.com. or in the applicable documents to be filed with the Ontario Securities Commission at www.sedar.com.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined capacity of 95 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information:

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298

Schedule "A"

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Increase in Distribution and Change in Management Arrangements

(London, Ontario, September 23, 2005) -- Countryside Power Income Fund (TSX: COU.UN or the "Fund") today announced that its board of trustees has declared an increase in the Fund's monthly distribution of $0.0009 per unit or $0.01 per unit annually.

"With the recent accretive acquisition of power generation assets in California and the anticipated increase in full year operating cash flow from the completion of capital improvements at our district energy systems, the Countryside board believes an increase in distributions to unitholders is warranted at this time," said Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc.

The cash distributions to unitholders will increase to $0.0863 per unit monthly or $1.035 per unit annually. The first distribution under the new rate will be paid on or about October 31, 2005 to unitholders of record on September 30, 2005.

Countryside also announced today that its board of trustees has approved a plan modifying the Fund's existing executive management arrangements to bring the Fund in line with its peers in the power income trust sector and strengthen the alignment of unitholder and management interests.

"We have great confidence in the capabilities of our executive management team as demonstrated by our decision to increase distributions," said V. James Sardo, Chairman of the board of trustees. "The amended management arrangements will strengthen the Fund's governance practices while continuing to provide for oversight of the Fund's existing operations, reducing development risk and increasing opportunities for investment in new power generation and utility infrastructure assets that are accretive to distributable cash flow," he said.

Under the modified arrangements, Countryside Ventures LLC, a company independent of the Fund, will provide management and administrative services to the Fund as well as new growth opportunities under long-term agreements. Countryside Ventures will employ the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund will have a right of first offer on all investment opportunities developed by Countryside Ventures that meet the Fund's investment criteria. In developing the management arrangements, the Fund's board of trustees was advised by both an independent financial advisory firm and a corporate compensation consultant. More information on the management arrangements and the Ripon acquisition will be available shortly on the Fund's website at www.countrysidepowerfund.com. or in the applicable documents to be filed with the Ontario Securities Commission at www.sedar.com.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined capacity of 95 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information:

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Closes Offering of Trust Units and Exchangeable Debentures

(London, Ontario, November 14, 2005) – Countryside Power Income Fund (the "Fund") (TSX: COU.UN) today announced they have successfully completed the previously announced bought deal financing of 4,720,000 trust units (the "Units") at $9.35 per unit to raise gross proceeds of $44 million and US$55 million aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures (the "Debentures") due October 31, 2012. The Debentures, which were issued by Countryside Canada Power Inc., a subsidiary of the Fund, will be listed for trading on the Toronto Stock Exchange under the symbol CSD.DB.U.

As reported earlier, Countryside will use the net proceeds from the offering to repay indebtedness, pay transaction costs and make a working capital investment associated with its acquisition of two gas-fired cogeneration facilities in California.

The Debentures will pay interest semi-annually on April 30 and October 31 each year, commencing April 30, 2006. The Debentures have a maturity date of October 31, 2012 and will be exchangeable, at the option of the holder, for Units of the Fund at an exchange price of $10.75 per Unit.

The trust units and debentures were sold to a syndicate of underwriters led by CIBC World Markets Inc. and RBC Capital Markets and that included TD Securities Inc, National Bank Financial and BMO Nesbitt Burns Inc.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of

boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2005 and the Fund and Countryside Canada's prospectus dated November 8, 2005. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information:

Tanis Robinson	Edward M. Campana	Nicole Archibald
Senior Account Executive	Executive Vice President & CFO	Vice President, Administration
BarnesMcInerney Inc.	Countryside Ventures LLC	Countryside Canada Ventures Inc.
Tel: 416-367-5000 ext. 252	Tel: 914-993-5010	Tel: 519-435-0298
trobinson@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com

EARLY WARNING REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

Re: COUNTRYSIDE POWER INCOME FUND (the "Issuer")

(a) The name and address of the offeror:

Sentry Select Capital Corp.
130 King Street West, Suite 2850
Toronto, Ontario M5X 1A4

(b) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Sentry Select Capital Corp. ("Sentry Capital") reports that, by virtue of holdings of one or more of its mutual funds or other managed client accounts, it exercises control over 1,595,502 units of the Issuer, representing approximately 10.7% of all outstanding units of that class of units of the Issuer.

(c) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

1,595,502 units of the Issuer, representing 10.7% of the outstanding units of that class of units of the Issuer.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the offeror, either alone or together with any joint actors, has ownership and control:

All of the securities referred to in paragraph (c).

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Not applicable.

(e) **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

TSX

(f) **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The units of the Issuer referred to above were purchased in the ordinary course of business for investment purposes only and not for the purpose of exercising control or direction over the Issuer. Sentry Capital managed accounts may from time to time acquire additional units, dispose of some or all of the existing or additional units or may continue to hold the units.

(g) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

(h) **The names of any joint actors in connection with the disclosure required by Appendix E of National Instrument 62-103:**

Not applicable.

(i) **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

Not applicable.

(j) **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

DATED this 19th day of April, 2005.

SENTRY SELECT CAPITAL CORP.

(signed)

"P. Jill Frick"

P. Jill Frick
Corporate Secretary

::ODMA\PCDOCS\CCT\598714\2

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Countryside Power Income Fund (the "Fund")
495 Richmond Street, Suite 920
London, Ontario N6A 5A9

Item 2 Date of Material Change

June 29, 2005

Item 3 News Release

A news release was issued through CCNMatthews on June 30, 2005.

Item 4 Summary of Material Change

The Fund completed the indirect acquisition of Ripon Cogeneration, LLC ("Ripon"), a California-based power generation company, for consideration of approximately C$117.7 million.

Item 5 Full Description of Material Change

On June 29, 2005, the Fund, through an indirect subsidiary, completed the acquisition of a 100 per cent controlling interest in the holding company of Ripon. Ripon's principal assets consist of two gas-fired cogeneration plants in California powered by General Electric combustion turbines: the Ripon Cogeneration Facility and the San Gabriel Cogeneration Facility.

The Ripon Cogeneration Facility is located near San Francisco in Ripon, California. It has been in operation since 1988 and has a generation capacity of 51 megawatts. It has a power purchase agreement to 2018 with Pacific Gas & Electric Company, the principal utility operating subsidiary of PG&E Corp. The facility also sells steam to a local paper company.

The San Gabriel Cogeneration Facility is located near Los Angeles in Pomona, California. It has been in operation since 1986 and has a generation capacity of 44 megawatts. It has a power purchase agreement to 2016 with Southern California Edison Company, the principal utility operating subsidiary of Edison International. The facility also sells steam to a local newsprint producer.

The two facilities posted combined revenues of US$50 million and EBITDA[1] of approximately US$10.5 million for the period from January 27, 2004 to December 31, 2004.

The Fund paid US$35.8 million in cash and assumed non-recourse debt of Ripon in the amount of US$59.5 million, for total consideration of US$95.3 million, or approximately C$117 million based on current exchange rates.

A Canadian chartered bank provided funding for the acquisition through an amendment to the Fund's exisiting revolving credit facility.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

For further information please contact Edward M. Campana, the Executive Vice President and Chief Financial Officer of the Fund, at (914) 993-5010.

Item 9 Date of Report

July 8, 2005

---

[1] Earnings before interest, income taxes, unrealized interest rate swap gains and losses, and depreciation and amortization ("EBITDA") is not a measure under Canadian generally accepted accounting principles ("GAAP") and there is no standardized measure of EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses EBITDA as a key measure of operating performance. EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization. According to Ripon's financial statements for the period from January 27, 2004 through December 31, 2004, which were prepared in accordance with U.S. GAAP, Ripon had operating income of US$5,683,487 and depreciation and amortization of US$4,802,355 during such period.

<u>FORM 51-102F3</u>

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Countryside Power Income Fund
495 Richmond Street, Suite 920
London, Ontario
N6A 5A9

Item 2 Date of Material Change

September 23, 2005

Item 3 News Release

A press release was issued on September 23, 2005 in London, Ontario and disseminated across Canada by Canada Newswire.

Item 4 Summary of Material Change

On September 23, 2005, Countryside Power Income Fund (the "Fund") announced that its board of trustees has declared an increase in the Fund's monthly distribution of approximately $0.0009 per unit or $0.01 annually. The cash distributions to unitholders will increase to $0.0863 per unit monthly or $1.035 per unit annually. The first distribution under the new rate will be paid on or about October 31, 2005 to unitholders of record on September 30, 2005.

Countryside also announced that its board of trustees has approved a plan modifying the Fund's existing executive management arrangements to bring the Fund in line with its peers in the power income trust sector and strengthen the alignment of unitholder and management interests. Under the modified arrangements, Countryside Ventures, LLC ("Countryside Ventures"), a company independent of the Fund, will provide management and administrative services to the Fund as well as new growth opportunities under long-term agreements. Countryside Ventures will employ the Fund's current executive management team on a full time basis as well as its administrative and development staff. The Fund will have a right of first offer on all investment opportunities developed by Countryside Ventures that meet the Fund's investment criteria.

Item 5 Full Description of Material Change

See Schedule "A" attached hereto.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Senior Officer

The following senior officer of Countryside U.S. Power Inc. is knowledgeable about the material change and this report:

Edward Campana
Tel: 914.993.5010
Fax: 914.993.6449

Item 9 Date of Report

September 28, 2005.

ALTERNATIVE MONTHLY REPORTING
UNDER NATIONAL INSTRUMENT No. 62-103

Re: EARLY WARNING REPORTING SYSTEM

ALTERNATIVE REPORTER: **Sentry Select Capital Corp.**
Suite 2850
130 King Street West
Toronto, Ontario M5X 1A4

REPORTING ISSUER: **Countryside Power Income Fund**

REPORT FOR END OF: November 30, 2005

REPORT OF SALE ACQUISITIONS:

Sentry Select Capital Corp. reports that, as result of recent purchases, one or more of its mutual funds or other managed client accounts held in the aggregate 1,566,702 shares of the Reporting Issuer at the end of the month of November, 2005, representing, based on Sentry Select Capital Corp.'s understanding, approximately 7.98% of the total shares outstanding. This represents a decrease of 2.72% since the filing of the last Alternative Monthly Report.

PURPOSE OF ACQUISITION:

The securities were acquired for investment purposes only and not for the purposes of exercising control or direction over the Reporting Issuer. Sentry Select Capital Corp. acts as an investment manager on behalf of its mutual funds or other managed client accounts and, in respect of the acquired shares, specifically disclaims any beneficial ownership.

Sentry Select Capital Corp. mutual funds or other managed client accounts may, from time to time, acquire additional shares, dispose of some or all of the existing shares or additional shares or may continue to hold the shares.

RELIANCE UPON EXEMPTION

This report has been issued in reliance of the alternative reporting exemption described in National Instrument No. 61-103 respecting Early Warning Reporting. Neither Sentry Select Capital Corp. nor any of its accounts presently intend to:

(a) make a formal take-over bid for any securities of the Reporting Issuer; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Reporting Issuer which would result in Sentry Select Capital Corp.'s mutual funds or other managed client accounts controlling the issuer, alone or with others.

CONTACT PERSON

For further information:

Katherine Pawling
Corporate Secretary
Sentry Select Capital Corp.
Suite 2850
130 King St. W.
Toronto, Ontario
M5X 1A4

Telephone: 416-861-8729

DATE AND SIGNATURE:

This report is dated December 9, 2005 and is signed by an authorized officer of the Alternative Reporter.

SENTRY SELECT CAPITAL CORP.

"Katherine Pawling"

Katherine Pawling, Corporate Secretary

EARLY WARNING REPORT UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

(a) *name and address of the eligible institutional investor:*

Bloom Investment Counsel, Inc. ("**Bloom**") in its capacity as investment counsel and portfolio manager for and on behalf of certain accounts managed by it.

(b) *net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

The last report filed by Bloom under Part 4 of the early warning requirements in respect of the issuer Countryside Power Income Fund ("**Countryside**") was on August 1, 2004. Since that time Bloom has become aware that Countryside, has taken action whereby its total number of trust units outstanding have increased, to the best of Bloom's knowledge, to 19,630,949 trust units.

The accounts managed by Bloom have increased their principal amount of securities in Countryside by acquiring an additional 1,257,900 trust units. Because of the issuer action taken by Countryside as described in the preceding paragraph and the subsequent transaction taken by Bloom, this report is required to be filed pursuant to Part 6 of National Instrument 62-103.

Considering the issuer action undertaken by Countryside as described above and the subsequent acquisition of trust units of Countryside as described in the preceding paragraph, the securityholding percentage of Countryside that are collectively owned by the accounts managed by Bloom have increased an approximate total of 3.61% since the last report filed by Bloom.

(c) *designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

The accounts managed by Bloom collectively owned 2,987,900 trust units (or 15.22%) of Countryside as at the end of last month. As investment counsel and portfolio manager for those accounts, Bloom may have control, but it does not have ownership, of such securities.

(d) *designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

Not applicable.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

The accounts managed by Bloom collectively owned the securities described in paragraph (c) above as at the end of last month.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

As investment counsel and portfolio manager of the accounts that it manages, Bloom may have control over the securities described in paragraph (c) above.

(e) *purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Purchases and sales of securities for and on behalf of the accounts managed by Bloom have been made for investment purposes only and not with the purpose of influencing the control or direction of the issuer. Bloom, on behalf of any one or more of those accounts, may, subject to market conditions and other factors, make additional investments in or dispositions of securities of the issuer in the future. Bloom does not, however, intend to acquire sufficient securities of the issuer such that the accounts managed by Bloom would own, in aggregate, more than 20% of any class of voting or equity securities of the issuer.

(f) *general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the*

report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) *names of any joint actors in connection with the disclosure required by this report:*

The filing of this report is not an admission that Bloom is a joint actor with any of the accounts that it manages, or that any of those accounts is a joint actor with any other of those accounts.

(h) *if applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *a statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:*

Bloom is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED: April 7, 2006

BLOOM INVESTMENT COUNSEL, INC.

By: (signed) *"M. Paul Bloom"*

M. Paul Bloom

President

COUNTRYSIDE
POWER INCOME FUND

BUSINESS ACQUISITION REPORT

For the Acquisition of Ripon Power LLC (formerly Lightyear Rockland Partners LLC)

Countryside Power Income Fund

BUSINESS ACQUISITION REPORT

I. Identity of Company

1.1 Name and Address of Company

Countryside Power Income Fund (the "Fund")
495 Richmond Street, Suite 920
London, Ontario N6A 5A9

1.2 Executive Officer

Edward Campana
Senior Vice President
Countryside US Power, Inc.
Tel: (914) 993-5010

II. Details of Acquisition

2.1 Nature of Business Acquired

The Fund through one of its indirect subsidiaries, Countryside US Holding Corp. ("CUSCO"), acquired 100% of the membership interests of Lightyear Rockland Partners LLC ("LRCLLP"). Subsequent to the acquisition, the Fund renamed LRPLLC to Ripon Power LLC ("Ripon Power"). Ripon Power in turn owned 100% of Ripon Cogeneration LLC ("Ripon Cogeneration"). Ripon Cogeneration owned two gas-fired cogeneration plants in California powered by General Electric combustion turbines.

2.2 Date of Acquisition

June 29, 2005

2.3 Consideration

The Fund, through CUSCO, paid $43,966 plus transaction costs of approximately $1,750 for 100% of the membership interests of Ripon Power additionally assumed non-recourse project debt related to Ripon Cogeneration of $73,072. (All sums contained in this Business Acquisition Report are denominated in thousands of Canadian dollars).

The source of funds for the membership interest purchase described above was proceeds from an amended revolving credit facility from Toronto-Dominion Bank of Canada. The total amount available to be drawn under the facility was increased from $35,000 to $80,000 in order to fund the acquisition, and was fully drawn as of the date of acquisition.

2.4 Effect on Financial Position

The June 30, 2005 consolidated balance sheet of the Fund reflects the consolidated financial position of the Fund and Ripon Power, including the

assets of both entities, as well as the combination of project debt assumed and new debt incurred by the Fund.

2.5 Prior Valuations
Not Applicable

2.6 Parties to Transaction
The transaction was not between informed parties.

2.7 Date of Report
September 12, 2005

III. Financial Statements

Pro forma Consolidated Financial Statements

Countryside Power Income Fund

Unaudited - See Compilation Report

June 30, 2005

COMPILATION REPORT

To the Trustees of Countryside Power Income Fund

We have read the accompanying unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and the year ended December 31, 2004 for Countryside Power Income Fund (the "Fund"), and have performed the following procedures.

1. Compared the figures in the columns captioned "Countryside Power Income Fund" to the audited consolidated financial statements of the Fund for the period from February 16, 2004 to December 31, 2004 and to the unaudited interim consolidated financial statements of the Fund for the six month period ended June 30, 2005 and found them to be in agreement.

2. Compared the figures in the column captioned "USE Canada Holdings Corp." to the unaudited interim consolidated financial statements of USE Canada Holdings Corp. for the three months ended March 31, 2004 and found them to be in agreement.

3. Compared the figures in the columns captioned "Ripon Power LLC" to the audited consolidated financial statements of Ripon Power LLC for the period from January 27, 2004 to December 31, 2004 and to the unaudited interim consolidated financial statements of Ripon Power LLC for the period from January 1, 2005 to June 29, 2005, after translating the amounts from United States dollars to Canadian dollars and found them to be in agreement.

4. Compared the figures in the column captioned "Ripon Cogeneration LLC" to a schedule (the "schedule") prepared by accounting staff of Ripon Cogeneration LLC and found them to be in agreement. We also compared each of the figures in the schedule to the accounting records of Ripon Cogeneration LLC after translating the amounts from United States dollars to Canadian dollars and found them to be in agreement.

5. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   [a] the basis for determination of the pro forma adjustments; and
   [b] whether the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

   The officials:

   [i] described to us the basis for determination of the pro forma adjustments, and
   [ii] stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

6. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Countryside Power Income Fund for the six month period ended June 30, 2005" and "Ripon Power LLC for the period from January 1, 2004 to June 29, 2005" and found the amounts in the column captioned "Countryside (Pro Forma)" to be arithmetically correct.

8. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Countryside Power Income Fund for the period from February 16, 2004 to December 31, 2004", "USE Canada Holdings Corp. for the period from January 1, 2004 to March 31, 2004", "Ripon Power LLC for the period from January 27, 2004 to December 31, 2004" and "Ripon Cogeneration LLC for the period from January 1, 2004 to January 26, 2004" and found the amounts in the column captioned "Countryside (Pro Forma)" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing

procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
September 9, 2005.

Ernst & Young LLP
Chartered Accountants

Countryside Power Income Fund
Pro Forma Consolidated Statement of Income
(Unaudited - See Compilation Report)
Six Months ended June 30, 2005
(thousands of Canadian dollars, except per unit amounts)

	Countryside Power Income Fund For the six months ended June 30, 2005 $	Ripon Power LLC For the period from January 1, 2005 to June 29, 2005 $	Pro Forma Adjustments $		Countryside (Pro Forma) $
Revenues					
Energy Sales	9,412	34,722			44,134
Fuel and other fees	1,149	-			1,149
Interest income on loans to U.S. Energy Biogas Corporation	5,798	-			5,798
Income from U.S. Energy Biogas Corporation royalty interest	164	-			164
Other income	42	80			122
	16,565	34,802			51,367
Expenses					
Operating and maintenance	6,887	29,369	(998)	a	35,258
General and administration	2,106	689	(400)	b	2,543
			148	c	
Depreciation and amortization	1,837	3,258	194	a	8,319
			2,663	d	
			(2,240)	e	
			(1,017)	f	
			1,403	g	
			160	h	
			(531)	i	
			139	j	
			2,453	k	
	10,830	33,316	1,974		46,121
Earnings (loss) before the following items	5,735	1,486	(1,974)		5,246
Interest	808	2,991	(139)	j	5,227
			2,431	l	
			(802)	m	
			(201)	n	
			139	n	
Costs associated with the early extinguishment of debt	-	3,998	(2,453)	k	1,545
Unrealized loss on interest rate swap	352	3,132			3,484
Unrealized loss on foreign exchange	113	-			113
	1,273	10,121	(1,025)		10,369
Income (loss) before income taxes	4,462	(8,635)	(949)		(5,123)
Provison for income taxes					
Current	7	-			7
Future	544	-			544
	551	-	-		551
Net income (loss) for the period	3,911	(8,635)	(949)		(5,674)
Basic loss per unit				$	(0.38)

Countryside Power Income Fund
Pro Forma Consolidated Statement of Income
(Unaudited - See Compilation Report)
Year ended December 31, 2004
(thousands of Canadian dollars, except per unit amounts)

	Countryside Power Income Fund For the period from February 16, 2004 to December 31, 2004 $	USE Canada Holdings Corp. For the period from January 1, 2004 to March 31, 2004 $	Ripon Power LLC For the period from January 27, 2004 to December 31, 2004 $	Ripon Cogeneration LLC For the period from January 1, 2004 to January 26, 2004 $	Pro Forma Adjustments $	Countryside (Pro Forma) $
Revenues						
Energy Sales	10,466	5,336	64,972	4,335	336 o	85,445
Fuel and other fees	1,679	357	-	-	43 o	2,237
					158 p	
Interest income on loans to U.S. Energy Biogas Corporation	8,556	-	-	-	3,131 p	11,687
Income from U.S. Energy Biogas Corporation royalty interest	410	-	-	-	164 p	574
Other income	25	5	165	16		210
	21,136	5,698	65,136	4,351	3,832	100,153
Expenses						
Operating and maintenance	7,775	4,099	50,729	3,166	(1,368) a	64,692
					290 o	
General and administration	2,053	248	1,224	558	(787) b	3,629
					311 c	
					22 o	
Depreciation and amortization	1,986	307	6,225	562	287 a	12,400
					5,325 d	
					(4,321) e	
					(1,904) f	
					2,973 g	
					319 h	
					(169) i	
					416 j	
					27 o	
					374 p	
					(7) q	
	11,814	4,654	58,179	4,286	1,788	80,720
Earnings before the following items	9,322	1,044	6,957	65	2,044	19,433
Interest	1,181	448	7,068	-	(416) j	11,342
					4,785 l	
					(1,174) m	
					(517) n	
					416 n	
					(1) o	
					(448) r	
Unrealized loss in interest rate swap	60	-	-	-		60
	1,241	448	7,068	-	2,645	11,402
Income (loss) before income taxes	8,081	596	(111)	65	(601)	8,031
Provison for (recovery of) income taxes						
Current	10	9	-	-		19
Future	506	(19)	-	-	12 o	438
					(61) p	
	516	(10)	-	-	(49)	457
Net income (loss) for the period	7,565	606	(111)	65	(552)	7,574
Basic earnings per unit						$ 0.51

See accompanying notes to pro forma financial statemetns

1. BASIS OF PRESENTATION

Countryside Power Income Fund (the "Fund") is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The initial public offering (the "Initial Offering") of Trust Units of the Fund was completed on April 8, 2004. The unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and the year ended December 31, 2004 (the "Pro Forma Financial Statements") have been prepared by management ("Management") of Countryside Canada Power Inc. ("Countryside Canada"), in accordance with Canadian generally accepted accounting principles. The Pro Forma Financial Statements give effect to the completion of the acquisition of Lightyear Rockland Partners LLC ("LRPLLC"), whose name was subsequently changed to Ripon Power LLC ("Ripon Power"), as if it occurred on January 1, 2004. The pro forma consolidated statement of income for the year ended December 31, 2004 also gives effect to the acquisition of USE Canada Holdings Corp. as if it occurred on January 1, 2004. The principal asset of Ripon Power is Ripon Cogeneration, LLC ("Ripon"), a California-based power generation company. Ripon's principal assets consist of two gas-fired cogeneration plants in California: the Ripon Cogeneration Facility ("Ripon Facility") and the San Gabriel Cogeneration Facility ("San Gabriel Facility") (collectively the "Ripon Facilities").

As the unaudited consolidated balance sheet of the Fund as at June 30, 2005 reflects the acquisition of Ripon Power using the purchase method of accounting, a pro forma balance sheet has not been included in this filing.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2004 has been prepared using the audited consolidated statement of income and deficit of the Fund for the period from February 16, 2004 to December 31, 2004, the unaudited consolidated statement of income and retained earnings of Countryside District Energy Holdings Corp. (formerly USE Canada Holdings Corp.) for the period from January 1, 2004 to March 31, 2004, the audited consolidated statement of income and retained earnings of Ripon Power for the period from January 27, 2004 to December 31, 2004, and an unaudited schedule of the results of operations of Ripon Cogeneration LLC for the period from January 1, 2004 to January 26, 2004, and an unaudited schedule of the results of operations of Countryside District Energy Holdings Corp. as described in note 2 (o).

The unaudited pro forma consolidated statement of income for the six months ended June 30, 2005, has been prepared using the unaudited interim consolidated statement of income and deficit of the Fund for the six months ended June 30, 2005, and the unaudited interim consolidated statement of income and retained earnings of Ripon Power for the period from January 1, 2005 to June 29, 2005.

The audited consolidated statement of income of Ripon Power for the period from January 27, 2004 to December 31, 2004 and the unaudited consolidated statement of income of Ripon Power for the six months ended June 30, 2005, reported in U.S. dollars, are included elsewhere in the Business Acquisition Report of the Fund dated September 9, 2005 and have been translated into Canadian dollars at rates of $1.2964/U.S. dollar and $1.2322/U.S. dollar, respectively. The unaudited schedule of the results of operations of Ripon Cogeneration LLC for the period from January 1, 2004 to January 26, 2004 reported in U.S. dollars has been translated into Canadian dollars at a rate of $1.3094/U.S. dollar.

The pro forma adjustments reflecting the acquisition of Ripon Power are based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of the Fund will depend on a number of factors. Therefore, the actual adjustments will differ from the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial information.

These unaudited Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These unaudited Pro Forma Financial Statements incorporate the principal accounting policies used to prepare the consolidated financial statements of the Ripon Power other than the following:

a) Ripon Power's accounting policy was to depreciate all property plant and equipment over the useful life of the plant as a whole and to expense all maintenance related costs in the period as incurred. The Fund's policy for depreciating property, plant and equipment is to amortize individual components of property plant and equipment over their individual useful lives and to capitalize all maintenance costs that represent a betterment (notes 2 (a) and 2 (g)).

b) Ripon Power's accounting policy was to amortize deferred financing fees based on the effective interest rate method and treat this amortization as interest expense. These unaudited Pro Forma Financial Statements have been adjusted to reflect the Fund's accounting policy of amortizing deferred financing fees on the straight line basis, over the term of the loan, and to treat these amounts as depreciation and amortization expense (notes 2 (j) and 2 (n)).

These Pro Forma Financial Statements should be read in conjunction with the consolidated financial statements of the Fund, USE Canada Holdings Corp. (included in the prospectus of the Fund dated March 29, 2004) and Ripon Power (included in this report), including the related notes thereto.

The Pro Forma Financial Statements are not intended to reflect the results of operations which would have actually resulted had the acquisitions and other pro forma adjustments been effected on the dates indicated. Further, the Pro Forma Financial Statements are not necessarily indicative of the results of operations that may be obtained by the Fund in the future.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Financial Statements have been presented assuming that the following transactions had been completed and adjustments had been effected as of January 1, 2004.

(a) To record the capitalization of previously expensed amounts that increase or prolong the service life or capacity of an asset and the related amortization of those amounts totaling $998 and $194, and $1,368 and $287 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively, as a result of the change in accounting policy for Ripon Power.

(b) Management fees paid to previous owners were reversed amounting to $400 and $787 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(c) Management and administration fees that will be paid to manage the Ripon Facilities under a newly established contract have been calculated for the pro forma periods and amount to approximately $148 and $311 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(d) To record the amortization of the other intangible assets consisting of Power Purchase Agreements at the Ripon Facilities at their fair value amount on the date of acquisition, over their remaining lives. The amount of amortization recorded was $2,663 and $5,325 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(e) To record the elimination of the amortization of the other intangible assets recorded in the Ripon Power financial statements. The amount of amortization eliminated was $2,240 and $4,321 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(f) To record the elimination of the depreciation for property, plant and equipment recorded in the Ripon Power financial statements. The amount of amortization eliminated was $1,017 and $1,904 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(g) To record the depreciation for property, plant and equipment at the Ripon Facilities, based on their fair value amounts on the date of acquisition, over their remaining useful lives. The amount of depreciation recorded was $1,403 and $2,973 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(h) To record the amortization of deferred financing fees related to the Fund's amended credit facility required to finance the Ripon Power acquisition. These fees are being amortized over the life of the amended credit

facility which matures on June 27, 2008. The amount of amortization recorded was $160 and $319 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(i) To record the elimination of the amortization and write-off of deferred financing fees of $531 and $169 relating to the original credit facility recorded in the statement of income and deficit of the Fund for the six month period ended June 30, 2005 and the year ended December 31, 2004, respectively.

(j) To reclassify Ripon Power deferred financing fee amortization from interest expense to depreciation and amortization expense, in order to conform to the presentation adopted in the Fund's financial statements, amounting to $139 and $416 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(k) To reclassify deferred financing fee amortization recorded as a result of the refinancing of the original Ripon Power project debt from interest expense to depreciation and amortization expense, in order to conform to the presentation adopted in the Fund's financial statements.

(l) To record interest expense on the $80,000 outstanding amended credit facility balance in the form of bankers' acceptances at the rate of 2.60% plus a stamping fee of 3.25%, for a total of $2,431 and a rate of 2.36% plus a stamping fee of 3.25%, for a total of $4,785 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(m) To eliminate the interest expense on the original credit facility, for a total of $802 and $1,174 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(n) To adjust the amortization of deferred financing fees using the effective interest rate method in the Ripon Power financial statements of $201 and $517, to the straight-line method used by the Fund of $139 and $416 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(o) To record eight days of the results of Countryside District Energy Holdings Corp. from April 1, 2004 through April 8, 2004, the date of the acquisition of Countryside District Energy Holdings Corp. by the Fund:

	$
Energy sales revenue	336
Fuel and other fees revenue	43
Operating and maintenance expense	290
General and administration expense	22
Depreciation and amortization expense	27
Interest income	(1)
Future income tax expense	12
	29

(p) To record the pro forma results of the Fund for the period from January 1, 2004 to April 8, 2004, based on the actual results for the Fund for the period from April 8, 2004 to December 31, 2004 prorated for the three months and 8 days prior to the Fund's Initial Public Offering, except for the interest income on the loan to U.S. Energy Biogas Corp., for which the actual interest was calculated from the loan amortization schedule, and the income on the U.S. Energy Biogas Corp. royalty, which was calculated based on actual results for the period, as follows:

	$
Fuel and other fees revenue	158
Interest income on loans to U.S. Energy Biogas Corp.	3,131
Income from U.S. Energy Biogas Corp. royalty interest	164
Depreciation and amortization expense	374
Future income tax benefit	61

(q) The record the elimination of the amortization of deferred financing fees of $7 relating to the existing long-term debt recorded in the statement of income and retained earnings of USE Canada Holdings.

(r) The record the elimination of the interest expense of $448 recognized in the statement of income and retained earnings of USE Canada Holdings for the three months ended March 31, 2004, related to the then existing bank debt that was acquired by the Fund as part of the acquisition of USE Canada Holdings, and subsequently repaid.

(s) The basic earnings per unit is based on the assumption that 14,905,366 Units were issued and outstanding for the periods presented.

3. INCOME TAXES

The Fund and the underwriters of the Initial Offering received opinions from U.S. tax counsel on certain tax matters related to its investments in U.S. Energy Biogas Corp. ("USEB"). The pro forma consolidated financial statements of the Fund reflect these opinions: specifically, that the USEB Loans should be respected as debt and the interest on the USEB Loans should be deductible by USEB for U.S. federal income tax purposes, and that interest should not be subject to any U.S. federal income tax withholding.

There can be no assurance that the Internal Revenue Service ("IRS") will not challenge various tax filing positions taken by the Fund. Management believes it is unlikely that the IRS would be successful; however, the effect on the income of the Fund and the net cash received by the Fund of a successful challenge by the IRS would be limited in the near term due to the tax position of USEB. In the longer term, a successful challenge by the IRS could negatively impact cash received by the Fund through its investments in USEB.

In addition to the foregoing, and in common with other complex international business structures, the Fund is subject to various additional uncertainties concerning the interpretation and application of Canadian and U.S. tax laws. If tax authorities disagreed with the Fund's application of tax laws, the Fund's profitability and cash flows could be adversely affected.

Consolidated Financial Statements

Ripon Power LLC
(formerly Lightyear Rockland Partners LLC)
December 31, 2004

REPORT OF INDEPENDENT AUDITORS

To the Owners of Membership Interest of Ripon Power LLC

We have audited the accompanying consolidated balance sheet of **Ripon Power LLC** (the "Company") as of December 31, 2004 and the related consolidated statements of operations, changes in member's equity, and cash flows for the period January 27, 2004 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ripon Power LLC at December 31, 2004 and the results of its operations, changes in member's equity and its cash flows for the period January 27, 2004 through December 31, 2004 in conformity with United States generally accepted accounting principles.

New York, New York
September 9, 2005.

Ernst & Young LLP

CONSOLIDATED BALANCE SHEET

[thousands of U.S. dollars]

As at

	December 31, 2004 $
ASSETS	
Current	
Cash and cash equivalents	2,964
Restricted cash	5,000
Escrow deposits	3,000
Other deposits	196
Accounts receivable	6,882
Prepaid expenses	263
Total current assets	18,305
Intangible assets – power purchase agreements, net	45,695
Property, plant and equipment, net	20,835
Deferred financing costs, net	2,006
Total assets	86,841
LIABILITIES AND MEMBERS' EQUITY	
Current	
Accounts payable and accrued liabilities	4,886
Management fees payable – affiliates	163
Interest payable	1,142
Current portion of term loan	2,827
Total current liabilities	9,018
Term loan	61,046
Total liabilities	70,064
Members' equity	16,777
Total liabilities and members' equity	86,841

See accompanying notes.

CONSOLIDATED STATEMENT OF OPERATIONS

[thousands of U.S. dollars]

	For the Period from January 27, 2004 to December 31, 2004 $
Electricity revenue	47,103
Steam revenue	3,014
	50,117
Cost of fuel	31,750
Operating expenses	7,381
	39,131
Gross margin	10,986
Depreciation and amortization expense	4,802
General and administration expense	944
Operating income	5,240
Interest income	127
Interest expense	(5,453)
Net loss for the period	(86)

See accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

[thousands of U.S. dollars, except per Unit amounts] [for the period from January 27, 2004 to December 31, 2004]

	Preferred Members		Class A Common		Class B Common		
	Units	Amount $	Units	Amount $	Units	Amount $	Total $
Contributions	18,809,150	18,809	600,000	600	400,000	400	19,809
Redemptions	(1,329,150)	(1,329)	-	-	-	-	(1,329)
Distributions	-	(1,617)	-	-	-	-	(1,617)
Net income (loss)	-	914	-	(600)	-	(400)	(86)
Members' equity December 31, 2004	17,480,000	16,777	600,000	-	400,000	-	16,777

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

[thousands of U.S. dollars]

	For the Period from January 27, 2004 to December 31, 2004
	$
OPERATING ACTIVITIES	
Net loss for the period	(86)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	5,201
Changes in operating assets and liabilities that provided (used) cash:	
Cash deposited in escrow	(3,000)
Accounts receivable	(684)
Deposits	(196)
Prepaid expenses	(86)
Accounts payable and accrued expenses	1,297
Management fee payable - affiliates	163
Interest payable	1,142
Cash provided by operating activities	3,751
INVESTING ACTIVITIES	
Acquisition of net assets, net of cash acquired	(73,564)
Purchase of property plant and equipment	(554)
Cash used in investing activities	(74,118)
FINANCING ACTIVITIES	
Proceeds from note payable	65,700
Cash deposited in debt service reserve account	(5,000)
Principal payments on note payable	(1,827)
Deferred financing charges on new credit facility	(2,405)
Contributions from members	19,809
Series A redemptions	(1,329)
Series A distributions	(1,617)
Cash provided by financing activities	73,331
Net increase in cash and cash equivalents during period	2,964
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	2,964
Supplemental cash flow information	
Interest paid	3,911

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to December 31, 2004 [all amounts in thousands of U.S. dollars except per Share amounts, unless otherwise stated] [unaudited]

NOTE 1 – ORGANIZATION AND BUSINESS

Ripon Power LLC ("Ripon Power"), formerly Lightyear Rockland Partners LLC, is a Delaware Limited Liability Company organized to own Ripon Cogeneration, LLC ("Ripon LLC"), collectively referred to as the Company. Ripon Power is owned by The Lightyear Co-Invest Partnership LP, The Lightyear Fund AIV LP, Rockland Capital Energy Investments, LLC and D. Milne & Associates.

Ripon LLC is a Delaware Limited Liability Company organized to construct, own, and operate the two projects in California; Ripon and San Gabriel. These facilities are Qualifying Facilities under the Public Utility Regulatory Policy Act of 1978. The Ripon plant sells steam to the Fox River Paper Company and sells power to Pacific Gas & Electric under a power purchase agreement that expires in 2018. The San Gabriel plant sells steam to the Smurfit Newsprint Paper Mill and sells power to Southern California Edison Company under a power purchase agreement that expires in 2016.

On January 27, 2004, Lightrock LLC ("Lightrock"), a wholly owned subsidiary of Ripon Power, acquired 100% of the interest in Ripon LLC, originally Ripon Cogeneration Inc., from Tractebel Power, Inc for $76,502. Immediately following the acquisition, Lightrock was merged into Ripon LLC and the merged company assumed the name of Ripon Cogeneration LLC. These financial statements are for the period January 27, 2004, the date of Ripon Power's acquisition of Ripon LLC, through December 31, 2004.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation – The consolidated financial statements include the accounts of Ripon Power LLC and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Basis of Accounting – These consolidated financial statements have been prepared using the accrual basis of accounting in conformity with United States generally accepted accounting principles which are, in all material respects, in accordance with Canadian generally accepted accounting principles.

Cash Flows – Ripon Power presents cash flows using the indirect method and considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Restricted Cash – Under the Credit Suisse First Boston ("CSFB") credit agreement, Ripon LLC is required to maintain a debt service reserve account. The restricted cash represents the cash held in the CSFB debt service reserve account.

Escrow Deposits – Under the Ripon facility's fixed price gas agreement with BP Energy Company ("BP"), Ripon LLC is required to maintain $3,000 of credit support for the benefit of BP.

Property, Plant and Equipment – Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated remaining useful lives of the assets.

Intangible Assets – Intangible assets consisting of power purchase agreements are carried at cost less accumulated amortization. The power purchase agreements are amortized over the term of each respective agreement.

Deferred Financing Costs – Deferred financing costs consist of costs associated with the issuance of the long-term debt. These costs have been deferred, and are being amortized to interest expense using the effective interest method over the term of the related debt. Deferred financing costs are reported net of amortization on the balance sheet.

Revenue Recognition – Sales of steam and electricity are recorded based upon output delivered and capacity provided as specified under contract terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to December 31, 2004 [all amounts in thousands of U.S. dollars except per Share amounts, unless otherwise stated] [unaudited]

Income Taxes – Ripon Power is organized as a limited liability company and, as such, its income and deductions are passed through to the Ripon Power members. The Ripon Power members are responsible for their share of such items in the income tax return. Accordingly, no provision has been made for income taxes.

Long-Lived Assets – Ripon Power follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Ripon Power evaluates its long-lived assets, including its long-lived intangible assets, for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. Ripon Power evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected uses and eventual disposition of those assets and compares that amount to the carrying value of those assets. When these comparisons indicate that the carrying value of those assets is greater than the respective undiscounted cash flows, Ripon Power recognizes an impairment loss for the amount that the carrying value exceeds the fair value. Ripon Power evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonments, by comparing the carrying value of those assets to their estimated fair value less costs to sell. If the carrying value of assets to be disposed of exceeds the respective fair value less cost to sell, Ripon Power recognizes an impairment loss for the amount of the excess. No indications of impairment existed during the period ended December 31, 2004.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts as well as certain disclosures. Ripon Power's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Financial Instruments – Ripon Power's financial instruments primarily consist of cash and cash equivalents, restricted cash, escrow deposits, accounts receivable and accounts payable. The book values of cash and cash equivalents, accounts receivable and payable are representative of their respective fair values due to the short-term nature of these instruments.

Repair and Maintenance Costs – Ripon Power expenses major repair maintenance costs when they are incurred.

Major Customers and Concentration of Credit Risk – Each facility has one primary utility customer under long-term contract, as well as one industrial customer to which it provides steam under long-term contracts. Ripon Power's credit risk exposure in the event of nonperformance by its customers is limited to the face value of the receivables. No collateral is required on these receivables.

NOTE 3 –ACQUISITION OF RIPON LLC

The acquisition of Ripon LLC was accounted for using the purchase method. The purchase price was satisfied through net cash consideration of approximately $73,500, plus approximately $3,000 of transaction costs.

The purchase price has been allocated, as follows:

	$
Current assets, including cash of $2,938	9,313
Capital assets	21,750
Power purchase agreements	49,028
Current liabilities	(3,589)
	76,502

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

In its allocation of the purchase price between property, plant & equipment ("PP&E") and intangible assets, Ripon Power attributed a value of $250 per kilowatt ("kW") to PP&E with the remainder of the purchase price allocated to the plants' power purchase agreements. The PP&E value of $250 per kW was arrived at through an assessment

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to December 31, 2004 [all amounts in thousands of U.S. dollars except per Share amounts, unless otherwise stated] [unaudited]

of market values for similar properties with particular consideration paid to the age of the facilities, their relative efficiency to other power projects, and their location near major load centers within the capacity constrained California market. Management believes this to be the best estimate of the fair value of the PP&E and intangible assets.

Property, plant and equipment consisted of the following at December 31, 2004:

	December 31, 2004 $	Useful Life
Plant - Ripon	11,346	14 years
Plant – San Gabriel	7,186	12 years
Machinery and equipment	1,570	7 years
Land	2,202	
	22,304	
Accumulated depreciation	(1,469)	
Total	**20,835**	

Intangible assets consisted of the following at December 31, 2004:

	December 31, 2004 $	Useful Life
Intangible assets - Ripon	33,802	14 years
Intangible assets – San Gabriel	15,226	12 years
	49,028	
Accumulated amortization	(3,333)	
Total	**45,695**	

The estimated annual amount of amortization expense to be recorded in connection with the power purchase agreements in each of the five succeeding fiscal years is $3,636.

NOTE 5 – TERM LOAN

On January 27, 2004, Ripon LLC borrowed $65,700 in the form of a term loan maturing on January 15, 2011 from CSFB, acting through its Cayman Islands Branch, as Administrative Agent. As of December 31, 2004, the term loan bears interest at LIBOR plus 5.75%. Ripon LLC incurred financing costs of $2,405. These costs were capitalized and amortized through the term of the loan. With the exception of the $3,000 fuel credit support account and the incidental operating account, the CSFB term loan is secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire. The term loan contains financial covenants requiring Ripon LLC to maintain a leverage ratio no greater than 7.0 to 1.0 and a debt service coverage ratio no less than 1.0 to 1.0 as well as a variety of other standard affirmative and negative covenants. The term loan is non-recourse to Ripon Power.

During 2004, Ripon LLC repaid $1,827 of the principal amount outstanding. Ripon LLC incurred $5,043 in interest during 2004, of which $3,901 was paid and $1,142 is payable at December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to December 31, 2004 [all amounts in thousands of U.S. dollars except per Share amounts, unless otherwise stated] [unaudited]

Principal maturities during the next five years are as follows:

	$
2005	2,827
2006	4,950
2007	3,543
2008	3,912
2009	4,087
Thereafter	44,554
Total	**63,873**

NOTE 6 – COMMITMENTS

Ripon LLC has two gas turbine lease agreements with a third party, one for each plant, to have turbines available for their use during the year. For the period ended December 31, 2004, Ripon LLC recorded $148 and $148 of rental expense in connection with San Gabriel's lease and Ripon's lease, respectively. San Gabriel's lease expires in July 2007 and Ripon's lease expires in August 2006. Both leases are subject to an annual escalation amount based upon on an inflation factor.

Under the plants' fuel purchase agreements with BP, each plant is required to purchase 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day. This purchase commitment is effective for both plants through the life of agreements, which expire on June 30, 2006. The price of fuel for Ripon is fixed at $5.305 per MMBtu under its fuel purchase agreement. Accordingly, Ripon's minimum future fuel commitments are as follows: $19,363 for 2005 and $9,602 for 2006. The Ripon fuel purchase agreement is considered under relevant accounting literature to be a derivative contract, however as the contract was entered into to fulfill normal business needs, it is not required to be accounted for at fair value. The price of fuel for San Gabriel resets monthly at current market prices. As such, the fair value of the plant's minimum future fuel commitments through June 30, 2006 is not reasonably determinable. San Gabriel's effective price of fuel was $6.4654 per MMBtu at December 31, 2004.

NOTE 7 – MEMBERS' EQUITY

Allocation of distributions

Pursuant to Section 9 of the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") distributions of Net Cash Flow (as defined in the Agreement) will be as follows in order:

a. Quarterly, the Tax Distribution Amount (as defined in the Agreement) to the members in proportion to the amount of net taxable income pursuant to Section 8 of the Agreement (2004 – nil);

b. Semi-annually, to the members holding Series A preferred shares in proportion and to the extent of their Series A Priority Return, which approximates 6% (semi-annually) of the Base Amount (of $17,480 at December 31, 2004, as described in the Agreement). At December 31, 2004, the undistributed Series A Priority Return totaled $443;

c. Semi-annually, to the members holding Series A preferred shares in the amounts deemed distributed to the members pursuant to certain terms in the Agreement;

d. Upon the occurrence of an optional or mandatory redemption to the members holding Series A preferred shares in proportion to and to the extent of the amounts necessary to redeem such shares in accordance with certain terms in the Agreement; and

e. At the discretion of the Board of Directors, to the members holding Class A and Class B Common Shares, in proportion to their common percentage interest, provided however, that from and after such time as the Series A Preferred Shares have been fully redeemed, all Net Cash Flow remaining after the application of paragraph

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to December 31, 2004 [all amounts in thousands of U.S. dollars except per Share amounts, unless otherwise stated] [unaudited]

a above will be distributed to the members holding Class A and Class B common Shares, in proportion to their common percentage interests.

Allocation of profit and loss

Pursuant to Section 8(a) of the Agreement, profits and losses for any year should be allocated among the members so as to reduce, proportionately, the difference between their respective Partially Adjusted Capital Accounts ("PACA") and their Target Capital Accounts ("TCA") (as defined in the Agreement). Specifically, if there are profits for any calendar year, each member whose PACA is greater than their TCA for the year will be allocated items of expense or loss for the year equal to the difference between their TCA and PACA. If in any year there are losses, each member whose TCA is greater then their PACA for the year will be allocated items of income or gain for the year equal to the difference between their TCA and PACA. The remaining profit or loss is allocated to the remaining members in proportion to their contributions.

Dissolution

Pursuant to Section 25 of the Agreement, subject to the rights and preferences of the holder of the Series A preferred shares to receive the Base Amount (as defined in the Agreement - $17,480 at December 31, 2004) and any accrued unpaid Series A priority returns in respect of the Series A preferred shares, prior to any distribution in respect of the common shares, upon any voluntary or involuntary liquidation, dissolution or wind up of the affairs of the Company, the holders of the common shares are entitled to receive all assets of the Company available for distribution to its members. At December 31, 2005, the liquidation preference totaled $17,923 (including the undistributed Series A Priority Return of $443).

NOTE 8 – RELATED PARTY TRANSACTIONS

Ripon Power pays a management fee quarterly in arrears for services to Lightyear Capital LLC, Rockland Capital Energy Investments LLC, and D. Milne & Associates (the "Managers"). For the period ended December 31, 2004, Ripon Power incurred management fees and late interest of $604 and $10, respectively. Management fees payable at December 31, 2004 totaled $163.

NOTE 9– SUBSEQUENT EVENTS

Refinancing

On March 24, 2005, the CSFB term loan was refinanced through Union Bank of California ("UBOC"). Proceeds from the UBOC refinancing were used to repay the CSFB term loan in full including a 2% prepayment premium. The UBOC refinancing includes a $59,500 term loan facility maturing on April 25, 2018, a $5,000 Debt Service Reserve Letter of Credit, $3,000 BP Letter of Credit, and a $2,000 working capital revolver. The UBOC refinancing extends the term of the CSFB term loan, reduces and fixes the interest rate, and releases restricted cash held in connection with the CSFB credit agreement. Payments under the UBOC term loan are made quarterly on January 15th, April 15th, July 15th, and October 15th of each year. The interest rate is tied to LIBOR plus a margin. The following table contains the interest rate margin for the relevant periods:

Period	**Margin**
Closing date through July 14, 2006	1.500%
July 15, 2006 through July 14, 2010	1.750%
July 15, 2010 through July 14, 2014	1.875%
July 15, 2014 through final maturity date	2.000%

At the closing of the UBOC refinancing Ripon LLC executed an interest rate swap, the notional amount of which is $59,500, fixing LIBOR at 4.939%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to December 31, 2004 [all amounts in thousands of U.S. dollars except per Share amounts, unless otherwise stated] [unaudited]

Sale of Ripon Power

On June 29, 2005, 100% of the membership interests in Lightyear Rockland Partners LLC were sold to an indirect wholly owned subsidiary of Countryside Power Income Fund for $35,800 in cash.

Interim Consolidated Financial Statements

Ripon Power LLC
(formerly Lightyear Rockland Partners LLC)
Unaudited
June 29, 2005

CONSOLIDATED BALANCE SHEETS

[thousands of U.S. dollars]

	As at June 29, 2005 $	As at December 31, 2004 $
ASSETS		
Current		
Cash and cash equivalents	**1,847**	2,964
Restricted cash	—	5,000
Escrow deposits	—	3,000
Other deposits	**196**	196
Accounts receivable	**6,806**	6,882
Prepaid expenses	**113**	263
Total current assets	**8,962**	18,305
Intangible assets – power purchase agreements, net	**43,877**	45,695
Property, plant and equipment, net	**20,108**	20,835
Deferred financing costs, net	**1,588**	2,006
Total assets	**74,535**	86,841
LIABILITIES AND MEMBERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**4,133**	4,886
Management fees payable – affiliates	**163**	163
Interest payable	**499**	1,142
Current portion of term loan	**4,580**	2,827
Total current liabilities	**9,375**	9,018
Term loan	**54,920**	61,046
Swap contract	**2,542**	—
Total liabilities	**66,837**	70,064
Members' equity	**7,698**	16,777
Total liabilities and members' equity	**74,535**	86,841

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of U.S. dollars]

	Period from January 1, 2005 to June 29, 2005 $	Period from January 27, 2004 to June 30 2004 $
Electricity revenue	**26,556**	20,596
Steam revenue	**1,623**	1,346
	28,179	21,942
Cost of fuel	**19,309**	15,049
Operating expenses	**4,526**	3,782
	23,835	18,831
Gross margin	**4,344**	3,111
Depreciation and amortization expense	**2,643**	2,178
General and administration expense	**559**	443
Operating income	**1,142**	490
Interest income	**65**	37
Interest expense	**(2,427)**	(2,510)
Cost associated with the early extinguishment of debt	**(3,247)**	—
Unrealized loss on interest rate swap	**(2,542)**	—
Net loss for the period	**(7,009)**	(1,983)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

[thousands of U.S. dollars, except per Unit amounts]

	For the period from January 27, 2004 to June 30, 2004						
	Preferred members		Class A common		Class B Common		
	Units	Amount	Units	Amount	Units	Amount	
	#	$	#	$	#	$	$
Contributions	18,809,150	18,809	600,000	600	400,000	400	19,809
Net loss	—	(983)	—	(600)	—	(400)	(1,983)
Members' equity June 30, 2004	18,809,150	17,826	600,000	—	400,000	—	17,826

	For the period from January 1, 2005 to June 29, 2005						
	Preferred members		Class A common		Class B Common		
	Units	Amount	Units	Amount	Units	Amount	
	#	$	#	$	#	$	$
Members' equity December 31, 2004	**17,480,000**	**16,777**	**600,000**	**—**	**400,000**	**—**	**16,777**
Distributions	—	**(996)**	—	**(644)**	—	**(430)**	**(2,070)**
Net income (loss)	—	**(8,083)**	—	**644**	—	**430**	**(7,009)**
Members' equity June 30, 2005	**17,480,000**	**7,698**	**600,000**	**—**	**400,000**	**—**	**7,698**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of U.S. dollars]

	Period from January 1, 2005 to June 29, 2005 $	Period from January 27, 2004 to June 30, 2004 $
OPERATING ACTIVITIES		
Net loss for the period	**(7,009)**	(1,983)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization	**2,806**	2,362
Costs associated with the early extinguishment of debt	**3,247**	—
Swap contract	**2,542**	
Changes in operating assets and liabilities that provided (used) cash:		
Cash withdrawn from (deposited in) escrow	**3,000**	(3,000)
Accounts receivable	**76**	(1,136)
Deposits	**—**	(196)
Prepaid expenses	**149**	(81)
Accounts payable and accrued liabilities	**(752)**	319
Management fees payable – affiliates	**—**	279
Interest payable	**(643)**	1,153
Cash provided by (used in) operating activities	**3,416**	(2,283)
INVESTING ACTIVITIES		
Acquisition of net assets, net of cash acquired	**—**	(73,564)
Purchase of property plant and equipment	**(99)**	(555)
Cash used in investing activities	**(99)**	(74,119)
FINANCING ACTIVITIES		
Term loan	**—**	65,700
Cash withdrawn from debt service reserve account	**5,000**	—
Cash deposited in debt service reserve account	**—**	(3,649)
Principal payments on term loan	**(65,127)**	(345)
Proceeds from new term loan	**59,500**	
Deferred financing charges on credit facility	**(1,737)**	(2,405)
Contributions from members	**—**	19,809
Distributions to members	**(2,070)**	—
Cash provided by (used in) financing activities	**(4,434)**	79,110
Net increase (decrease) in cash and cash equivalents during period	**(1,117)**	2,708
Cash and cash equivalents, beginning of period	**2,964**	—
Cash and cash equivalents, end of period	**1,847**	2,708
Supplemental cash flow information		
Interest paid	**4,165**	1,170

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to June 30, 2004 and for the period from January 1, 2005 to June 29, 2005 [all amounts in thousands of U.S. dollars, unless otherwise stated] [unaudited]

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements of Ripon Power LLC ("Ripon Power"), formerly, Lightyear Rockland Partners LLC, have been prepared by management using United States generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, which are in all material respects in accordance with Canadian generally accepted accounting principles. These unaudited notes to the consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with Ripon Power's audited consolidated financial statements and notes for the period ended December 31, 2004.

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of management, these unaudited interim consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the period ended December 31, 2004.

(a) Basis of Presentation

Ripon Cogeneration LLC ("Ripon LLC") was acquired on January 27, 2004 and as such, the comparative financial statements are from the period commencing at the date of acquisition, January 27, 2004, through June 30, 2004.

(b) Basis of Consolidation

The consolidated financial statements of Ripon Power include the accounts of its wholly-owned subsidiary, Ripon LLC. All inter-entity transactions and balances have been eliminated on consolidation.

NOTE 2 – ACQUISITION OF RIPON COGENERATION

On January 27, 2004, Lightrock LLC ("Lightrock"), a wholly owned subsidiary of Ripon Power, acquired 100% of the interest in Ripon LLC, originally Ripon Cogeneration Inc., from Tractebel Power, Inc for $76,502. Immediately following the acquisition, Lightrock was merged into Ripon LLC and the merged company assumed the name of Ripon LLC. These financial statement comparatives are for the period from January 27, 2004, the date of Ripon Power's acquisition of Ripon LLC, through June 30, 2004.

The acquisition of Ripon LLC was accounted for using the purchase method. The purchase price was satisfied through net cash consideration of approximately $73,500, plus approximately $3,000 of transaction costs.

The purchase price has been allocated, as follows:

	$
Current assets (including cash of $2,938)	9,313
Capital assets	21,750
Power purchase agreements	49,028
Current liabilities	(3,589)
	76,502

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to June 30, 2004 and for the period from January 1, 2005 to June 29, 2005 [all amounts in thousands of U.S. dollars, unless otherwise stated] [unaudited]

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	June 29, 2005 $	December 31, 2004 $
Plant - Ripon	11,445	11,346
Plant – San Gabriel	7,186	7,186
Machinery and equipment	1,570	1,570
Land	2,202	2,202
	22,403	22,304
Accumulated depreciation	(2,295	(1,469)
Total	**20,108**	**20,835**

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30, 2005 $	December 31, 2004 $
Intangible assets - Ripon	33,802	33,802
Intangible assets – San Gabriel	15,226	15,226
	49,028	49,028
Accumulated amortization	(5,151	(3,333)
Total	**43,877**	**45,695**

NOTE 5 – TERM LOAN

On January 27, 2004, Ripon LLC borrowed $65,700 in the form of a term loan maturing on January 15, 2011 from Credit Suisse First Boston ("CSFB"), acting through its Cayman Islands Branch, as Administrative Agent. As of December 31, 2004, the term loan bore interest at LIBOR plus 5.75%. Ripon LLC incurred financing costs of $2,405 related to this financing arrangement. These costs were capitalized and amortized using the effective interest rate method over the original term of the loan. With the exception of the $3,000 fuel credit support account and the incidental operating account, the CSFB term loan was secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire.

Refinancing

Ripon LLC refinanced its CSFB credit facility as of March 24, 2005 among a syndicate of U.S. Banks, including Union Bank of California, N.A. ("UBOC"), in its capacity as administrative agent, collateral agent and issuing bank on behalf of the lenders ("Ripon Credit Facility"). The Ripon Credit Facility includes a US $59,500 term loan facility maturing on April 25, 2018 ("Term Loan"), a US $5,000 debt service reserve letter of credit expiring on March 24, 2015 ("DSR LOC"), a US $3,000 letter of credit issued for benefit of a fuel supplier with an expiration of July 10, 2006 ("BP LOC"), and a US $2,000 working capital revolver maturing on March 24, 2008 ("W/C Revolver").

Proceeds from the UBOC refinancing were used to repay the CSFB term loan in full including a 2% prepayment premium. The remaining unamortized balance of the deferred financing costs of $1,991 associated with the CSFB term loan were written off during the six month period ended June 29, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to June 30, 2004 and for the period from January 1, 2005 to June 29, 2005 [all amounts in thousands of U.S. dollars, unless otherwise stated] [unaudited]

The UBOC Term Loan is available to be drawn in U.S. dollars, and the interest rate will be based either on the U.S. prime, or LIBOR rate, plus an applicable margin which escalates throughout the loan term. For U.S. prime rate loans the applicable margin increases from 0.50% to 1.00% and for LIBOR loans from 1.50% to 2.00%. The W/C Revolver is subject to the same interest rate schedule as outlined for the Term Loan, and to a commitment fee of 0.375% on any undrawn commitment amount. As of June 29, 2005, the W/C Revolver was undrawn. The DSR LOC and the BP LOC are subject to fees on the drawn amount, equal to the then applicable margin of the Term Loan. As of June 29, 2005, no amounts were outstanding under either DSR LOC or the BP LOC. As of June 29, 2005, the Term Loan was fully drawn under LIBOR loans at a rate of 3.10% plus an applicable margin of 1.5%. The Ripon Credit Facility is non-recourse to Ripon Power and is secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire. The Term Loan contains a financial covenant requiring Ripon LLC to maintain a debt service coverage ratio no less than 1.2 to 1.0 as well as other customary affirmative and negative covenants for a non recourse project financing. As at June 29, 2005, the debt service coverage ratio was at 1.34:1. If the financial covenant is not satisfied at each quarterly reporting period, then all excess cash flow from Ripon LLC after payment of all debt service and operating expenses will be restricted, including a restriction on dividend payments. If the debt service coverage ratio is not restored to a level above the required covenant within four quarters, the Term Loan shall be prepaid with accumulated cash.

Principal maturities of the Term Loan commence repayment on July 15, 2005 and are payable during the next five years as follows:

	US $
2005 (for the six months ending December 31, 2005)	2,605
2006	3,951
2007	4,112
2008	4,177
2009	4,334
Thereafter	40,321
	59,500

As of March 30, 2005, Ripon LLC entered into an interest rate swap agreement with UBOC to fix the floating LIBOR rate paid on the fully drawn balance of the Term Loan at 4.939% per annum. The effective rate of interest when adding the applicable margin is 6.439%. The swap maturity coincides with the maturity of the Ripon Credit Facility on April 25, 2018. The notional amount of the swap of $59,500, amortizes on the same schedule as the Term Loan and payments are due every three months.

As at June 29, 2005 the fair value of the swap agreement was US $2,542 unfavourable which has been recorded as an other liability on the consolidated balance sheets.

Ripon LLC incurred financing costs of $1,737 related to this financing arrangement. These costs are being capitalized and amortized over the life of the loan, using the effective interest rate method.

At June 29, 2005, the fair value of the amount drawn on the Ripon Credit Facility approximated its carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from January 27, 2004 to June 30, 2004 and for the period from January 1, 2005 to June 29, 2005 [all amounts in thousands of U.S. dollars, unless otherwise stated] [unaudited]

NOTE 6 – MEMBERS' EQUITY

Allocation of distributions

Pursuant to Section 9 of the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") distributions of Net Cash Flow (as defined in the Agreement) included a semi-annual distribution to the members holding Series A preferred shares in proportion and to the extent of their Series A Priority Return, which approximates 6% (semi-annually) of the Base Amount (of $17,480 at June 30, 2005), as described in the Agreement). At June 30, 2005, the liquidation preference of the Series A Priority Returns totaled $17,968 (including an undistributed Series A Priority Return of $488 as at June 20, 2005).

NOTE 7 – RELATED PARTY TRANSACTIONS

Ripon Power pays a management fee quarterly in arrears for services to Lightyear Capital LLC, Rockland Capital Energy Investments LLC, and D. Milne & Associates (the "Managers"). For the period ended June 30, 2004 and June 29, 2005, Ripon Power incurred management fees and late interest of $279 and $2 and $325 and $3, respectively. Management fees payable at June 30, 2004 and June 29, 2005 totaled $279 and $163 respectively.

NOTE 8 – SIGNIFICANT TRANSACTION

On June 29, 2005, 100% of the membership interests in Lightyear Rockland Partners LLC were sold to an indirect wholly owned subsidiary of Countryside Power Income Fund for $35,800 in cash.

Ripon Cogeneration, Inc.

Financial Statements for the Years Ended December 31, 2003 and 2002, and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ripon Cogeneration, Inc.

We have audited the accompanying balance sheets of Ripon Cogeneration, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ripon Cogeneration, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for major maintenance in 2002.

Deloitte & Touche LLP

March 30, 2004

RIPON COGENERATION, INC.

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,431,093	$ 5,729,288
Accounts receivable—net	5,481,761	6,743,591
Prepaid expenses	391,664	371,170
Total current assets	18,304,518	12,844,049
PROPERTY, PLANT AND EQUIPMENT—Net	65,035,252	72,160,379
DERIVATIVE ASSETS	6,004,184	
TOTAL	$ 89,343,954	$ 85,004,428

LIABILITIES AND STOCKHOLDER'S EQUITY	2003	2002
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 855,794	$ 4,428,755
Due to affiliates	8,656,610	3,367,019
Deferred tax liability	42,382	21,978
Total current liabilities	9,554,786	7,817,752
DEFERRED INCOME TAXES	6,486,619	3,235,857
DERIVATIVE LIABILITIES		1,849,270
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value—1,000 shares authorized, issued and outstanding	1,000	1,000
Paid-in capital	69,744,070	73,196,241
Accumulated other comprehensive income	3,557,479	(1,095,692)
Retained earnings	-	-
Total stockholder's equity	73,302,549	72,101,549
TOTAL	$ 89,343,954	$ 85,004,428

See notes to financial statements.

RIPON COGENERATION, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ELECTRICITY AND STEAM REVENUES	$55,777,442	$47,222,174
COST OF FUEL	34,283,571	26,527,465
OPERATING EXPENSES	4,988,594	4,664,207
GROSS MARGIN	16,505,277	16,030,502
DEPRECIATION	6,225,591	5,064,812
GENERAL OVERHEAD EXPENSES	2,876,993	1,243,658
OPERATING INCOME	7,402,693	9,722,032
INTEREST INCOME	118,260	649,160
INCOME BEFORE PROVISION FOR INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	7,520,953	10,371,192
PROVISION FOR INCOME TAXES	(2,773,124)	(3,768,266)
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	4,747,829	6,602,926
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, Net of taxes of $311,305		526,887
NET INCOME	$ 4,747,829	$ 7,129,813

See notes to financial statements.

RIPON COGENERATION, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE—January 1, 2002	1,000	$73,335,118	$ 17,467,034	$(9,541,603)	$ 81,261,549
Net income			7,129,813		7,129,813
Net changes related to cash flow hedges—net of tax				8,445,911	8,445,911
Total comprehensive income					15,575,724
Dividends		(138,877)	(24,596,847)		(24,735,724)
BALANCE—December 31, 2002	1,000	73,196,241		(1,095,692)	72,101,549
Net income			4,747,829		4,747,829
Net changes related to cash flow hedges—net of tax				4,653,171	4,653,171
Total comprehensive income					9,401,000
Dividends		(3,452,171)	(4,747,829)		(8,200,000)
BALANCE—December 31, 2003	1,000	$69,744,070	$ -	$ 3,557,479	$ 73,302,549

See notes to consolidated financial statements.

RIPON COGENERATION, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,747,829	$ 7,129,813
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,225,591	5,064,812
Accounts receivable reserve		
Deferred tax expense	70,883	521,440
Loss on disposal of property, plant and equipment	1,509,826	9,149
Changes in operating assets and liabilities that provided (used) cash:		
Accounts receivable	1,261,830	31,302,330
Prepaid expenses	(20,494)	(31,458)
Accounts payable and accrued expenses	(3,572,961)	867,643
Due to affiliates	5,289,591	(13,037,472)
Net cash provided by operating activities	15,512,095	31,826,257
CASH FLOWS USED IN INVESTING ACTIVITIES— *Purchase of property, plant and equipment*	(610,290)	(4,902,032)
CASH FLOWS USED IN FINANCING ACTIVITIES— Dividends paid	(8,200,000)	(24,735,724)
INCREASE IN CASH AND CASH EQUIVALENTS	6,701,805	2,188,501
CASH AND CASH EQUIVALENTS—Beginning of year	5,729,288	3,540,787
CASH AND CASH EQUIVALENTS—End of year	$ 12,431,093	$ 5,729,288

See notes to financial statements.

RIPON COGENERATION, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. THE COMPANY

Ripon Cogeneration, Inc. (the "Company") is a wholly owned subsidiary of Tractebel Power, Inc. The Company was formerly Mediafin USA Incorporated, but changed its name shortly after purchasing a 42-megawatt, natural gas-fueled cogeneration plant from Simpson Paper Company ("Simpson") located in Ripon, California, on October 2, 1996 ("Ripon"). The Company also purchased Simpson's power purchase agreement with Pacific Gas and Electric and its steam agreement and ancillary services agreement with Fox River Paper Company. On November 4, 1997, the Company purchased, for cash, a second plant from Simpson located in Pomona, California, as well as Simpson's power purchase agreement with Southern California Edison and steam agreement with Smurfit Packaging Corporation. In addition, the Company executed an agreement for the San Gabriel facility to sell steam to Simpson. In 1998 Pomona Paper Company, Inc. ("Pomona"), purchased Simpson and the Company executed a new agreement with Pomona. In 2002 Pomona Paper Company notified Ripon Cogeneration, Inc. that it had elected to close and sell the facility.

The Company's energy agreements are subject to the Public Utilities Regulatory Policy Act of 1978 ("PURPA"). Proposed legislation in the U.S. congress has called for either a repeal of PURPA or a complete restructuring of the regulations governing the electric industry, including PURPA, in order to promote open competition in the industry. These federal initiatives are generally not yet effective, but many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power generation industry. The California Public Utility Commission has issued an electric industry restructuring decision, which commenced deregulation and implementation of customer choice of electricity supplier in early 1998. Both Ripon and San Gabriel are qualifying facilities ("QFs"), which each have one utility customer. Ripon sells its electricity output to Pacific Gas and Electric Company ("PG&E"), and San Gabriel sells its electricity output to Southern California Edison Company ("SOCAL"), under long-term Power Purchase Agreements ("PPAs") subject to rate orders effective in California for QFs.

In January 2001 both customers, PG&E and SOCAL, announced that they would not be able to meet all of their financial obligations as they became due. As a result, SOCAL petitioned to have rates paid to the QFs lowered or capped. In June 2001 SOCAL signed an agreement amending its PPA and agreeing on terms for repayment of amounts owed to San Gabriel plus interest. In August 2001 PG&E reached an agreement on terms of repayment with Ripon plus interest, revising the rate received for electricity to an average rate of $53.70 per megawatt hour for five years before returning to the original PPA rate. In December 2001 an agreement was approved by the California bankruptcy court requiring PG&E to begin payments on the outstanding receivables plus accrued interest at 5%. Interest income of $0 and $580,613 related to these receivables had been recognized as of December 31, 2003 and 2002, respectively. During 2002, SOCAL and PG&E fulfilled their obligations under these agreements and paid the full amount of outstanding receivables and interest.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition—Sales of steam and electricity are recorded based upon output delivered and capacity provided as specified under contract terms.

Property, Plant and Equipment—Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated remaining useful lives of the assets (plants 20 and 22 years and machinery and equipment 3 to 7 years).

Income Taxes—Income taxes are accounted for using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company is a member of the Tractebel, Inc. consolidated group for tax reporting to federal and state authorities. The provision for income taxes represents the income taxes that would be provided by the Company on a separate return basis.

Cash Flows—The Company presents cash flows using the indirect method and considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Financial Instruments—The Company's financial instruments not considered derivatives consist primarily of cash and cash equivalents, accounts receivable and accounts payable. The book values of cash and cash equivalents, accounts receivable and payable are representative of their respective fair values due to the short-term nature of these instruments.

Repair and Maintenance Costs—Prior to 2002, a major repair and maintenance reserve was recorded based upon the Company's scheduled periodic major maintenance plans for the plants. Other repair and maintenance costs are charged to expense as incurred. Effective January 1, 2002, the Company changed its method of accounting for major maintenance to expense these amounts when they are incurred. The Company believes this method is preferable and the change resulted in the reversal of the existing reserves at January 1, 2002, which was reflected as a cumulative effect of a change in accounting principle in the accompanying statement of operations.

Long-Lived Assets—In 2002 the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company evaluates its long-lived assets for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. The Company evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected uses and eventual disposition of those assets and compares that amount to the carrying value of those assets. When these comparisons indicate that the carrying value of those assets is greater than the respective undiscounted cash flows, the Company recognizes an impairment loss for the amount that the carrying value exceeds the fair value. The Company evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonment, by comparing the carrying value of those assets to their estimated fair value less costs to sell. If the carrying value of assets to be disposed of exceeds the respective fair value less costs to sell, the Company recognizes an impairment loss for the amounts of the excess. Under SFAS No. 144, assets held for sale will be included in discontinued operations if the operations and cash flows will be, or have been, eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the related operations. No impairment of tangible assets has been indicated since adoption of this standard.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Major Customers and Concentration of Credit Risk—Each facility has one primary utility customer under long-term contract, as well as one to two industrial customers to which it provides steam under long-term contracts. The Company's credit risk exposure in the event of nonperformance by its customers is limited to the face value of the receivables. No collateral is required on these receivables.

Derivative Instruments and Risk Management Activities—In the normal course of business, the Company employs a variety of physical instruments to manage its exposure to fluctuations in energy-related commodities prices.

The Company accounts for these derivative instruments in accordance with the requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended, requires the Company to record all derivatives on the balance sheet at fair value. Changes in the fair value of nonhedge derivatives will be immediately recognized in earnings. Changes in fair values of derivatives accounted for as hedges will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other accumulated comprehensive income ("OCI") until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The Company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in either the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting. This standard results in additional volatility in reported earnings, other comprehensive income and accumulated other comprehensive income.

Energy and Energy-Related Commodities—The Company has price risk exposure due to changes in its fuel cost for running its power facilities. Commodity swap contracts are used by the Company to hedge the price risk exposure related to natural gas purchases for the power facilities. The Company documents these contracts as cash flow hedges when the contracts are highly effective in reducing the related price risk. Under the swaps, the Company pays a fixed price and receives a floating price, which effectively fixes the price to be paid for the natural gas. Realized gains and losses on the commodity swap contracts that qualify as cash flow hedges are recognized when the related commodities are purchased. The fair value of these instruments is reflected as a derivative liability.

The effects on OCI of these cash flow hedges were as follows in 2003 and 2002:

	December 31	
	2003	2002
Balance—January 1	$(1,095,692)	$(9,541,603)
Income statement effect of settled transactions	(1,532,910)	3,598,590
Net market value gains on commodity hedges	6,186,081	4,847,321
Balance—December 31	$ 3,557,479	$(1,095,692)

As of December 31, 2002, the Company had $1,095,692 of unrecognized losses (net of tax of $753,578) in OCI related to commodity contracts designated as cash flow hedges. As these hedged fuel purchase transactions occurred, income of $1,532,910 (net of tax of $1,021,940) was recognized into earnings out of OCI during 2003. The remaining change in OCI relates to market value changes of commodity hedges during 2003, net of tax.

As of December 31, 2003, the Company had $3,557,479 of unrecognized gains (net of tax of $2,446,705) remaining in OCI related to commodity contracts designated as cash flow hedges and estimates that $2,061,233 of this amount (net of tax of $1,414,708) will be realized into earnings during the next twelve months as the hedged fuel purchase transactions take place. These agreements run through June 2006, and are transacted through a related party. During 2003 and 2002, these hedges did not have any ineffectiveness to be recorded to earnings.

Recent Accounting Standards—SFAS No. 143, *Accounting for Asset Retirement Obligations*, is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption permitted. SFAS No. 143 establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143, which occurred on January 1, 2003, did not have a material impact on the Company's financial statements.

In June 2002 the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which establishes financial accounting and reporting standards for restructuring costs including involuntary severance payments, contract termination and other exit costs and relocation costs. SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. This statement is effective for exit or disposal activities that are initiated after December 31, 2002, and the Company had no such activities in 2003.

In November 2002 the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that guarantors recognize, at the inception of the guarantee, a liability for the fair value of the guarantee. In addition, FIN 45 clarifies the disclosures required of guarantors for certain guarantees that it has issued. The recognition and measurement criteria of this interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements of FIN 45 in 2002. The adoption of the recognition and measurement criteria on January 1, 2003 did not have a significant effect on the Company's financial position or results of operations.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31	
	2003	2002
Plant—Ripon	$ 61,254,212	$ 61,177,431
Plant—San Gabriel	34,549,836	36,071,877
Land	403,345	403,346
Machinery and equipment	316,570	324,919
	96,523,963	97,977,573
Accumulated depreciation	(31,488,711)	(25,817,194)
Total	$ 65,035,252	$ 72,160,379

4. INCOME TAXES

The net deferred tax liabilities consists primarily of the tax effects of differences for financial reporting and tax purposes of depreciation methods, recognition of changes in value of derivative instruments and deductibility of accruals and reserves. Current year changes to the net deferred tax liability which were not recorded through the statement of operations of $3,200,283 was primarily related to the derivative instrument adjustment to OCI.

The provision for income taxes consisted of the following:

	December 31	
	2003	2002
Federal income taxes:		
Current	$2,622,821	$3,558,131
Deferred	(65,882)	281,269
State income taxes:		
Current	79,420	
Deferred	136,765	240,171
Total	$2,773,124	$4,079,571

Current income taxes payable are included in balances due to affiliates in the accompanying financial statements. The Company paid $0 and $6,732,789, to Tractebel, Inc. in 2003 and 2002, respectively, related to taxes payable from prior years.

5. COMMITMENTS

The Company has two turbine lease agreements with a third party, one for each plant, to have turbines available for their use during the year. The Company paid annual base fees of $162,243 for San Gabriel's lease, which will expire in July 2007. The Company paid annual base fees of $163,302 for Ripon's lease, which will expire in August 2006. Both leases are subject to an annual escalation amount based upon on inflation factor.

6. RELATED-PARTY TRANSACTIONS

The Company pays a monthly management fee to a subsidiary of Tractebel, Inc., for certain administrative services. For the years ended December 31, 2003 and 2002, management fees were $82,666 and $81,550, respectively. In addition, the Company had amounts payable or receivable to Tractebel, Inc., and subsidiaries for taxes and various other expenses paid on its behalf.

7. SUBSEQUENT EVENTS

In January 2004 Tractebel Power, Inc. sold its interests in Ripon Cogeneration, Inc.

* * * * * *

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Countryside Power Income Fund
Countryside Canada Power Inc.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories** have been issued for a **Preliminary Short Form Prospectus** of the above Issuer dated **October 27th, 2005.**

DATED at Toronto this **27th** day of **October, 2005**.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project #s **845014**
845020

A copy of this preliminary short form prospectus has been filed with the securities regulatory authority in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of the securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to the United States persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws, or under exemptions from those laws. See "Plan of Distribution".

PRELIMINARY SHORT FORM PROSPECTUS

New Issue and Initial Public Offering — October 27, 2005

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund

$44,132,000
4,720,000 Units

Countryside Canada Power Inc.

US$55,000,000
6.25% Exchangeable Unsecured Subordinated Debentures

This short form prospectus qualifies the distribution of 4,720,000 units (the "Units") of Countryside Power Income Fund ("Countryside" or the "Fund") at a price of $9.35 per Unit and further qualifies the distribution of US$55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures (the "Debentures") due October 31, 2012 (the "Maturity Date") of Countryside Canada Power Inc., a wholly-owned subsidiary of the Fund ("Countryside Canada"), at a price of US$1,000 per Debenture (collectively, the "Offering") pursuant to an underwriting agreement dated October 27, 2005 (the "Underwriting Agreement") among Countryside, Countryside Canada and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (collectively, the "Underwriters"). The Debentures will bear interest at an annual rate of 6.25% payable semi-annually on April 30 and October 31 in each year, commencing April 30, 2006; the first payment will include accrued and unpaid interest for the period from the closing of this Offering to April 30, 2006. Investors will have the option of subscribing for Debentures, Units or a combination thereof at their discretion. The Fund and Countryside Canada are collectively referred to herein as the "Issuer". The Units and Debentures are collectively referred herein as the "Securities".

The Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "COU.UN". **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures.** Countryside and Countryside Canada have applied to list the additional Units and the Debentures distributed under this short form prospectus (and the Units issuable on exchange of the Debentures) on the TSX. Listing will be subject to Countryside fulfilling all of the listing requirements of the TSX. On October 24, 2005, the last trading day prior to the announcement of the terms of the Offering, the closing price of the Units on the TSX was $9.74.

Countryside is an unincorporated open-ended limited purpose trust governed by the laws of the Province of Ontario created to invest in power generation and utility infrastructure projects located in Canada and the United States. The Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined electric generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the renewable power and energy projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB")

Exchange Privilege

Each Debenture will be exchangeable for Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside Canada for redemption of the Debentures, at an exchange price of $10.75 per Unit (the "Exchange Price") being a ratio of 109.4884 Units per US$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the trust indenture governing the terms of the Debentures. Holders exchanging their Debentures will receive accrued and unpaid interest thereon for the period from the last interest payment date on their Debentures to the date of exchange. Notwithstanding the foregoing, no Debentures may be exchanged during the five business days preceding April 30 and October 31 in each year as the registers of the Debenture Trustee (as defined herein) will be closed during such periods. Further particulars concerning the exchange privilege, including provisions for the adjustment of the Exchange Price in certain events, are set out under "Description of the Debentures". A holder of Debentures will not be entitled to defer tax treatment on the exchange, redemption or repayment at maturity of the Debentures. See "Certain Canadian Federal Income Tax Considerations".

(continued on next page)

(continued from cover)

The Debentures may not be redeemed by Countryside Canada on or prior to October 31, 2008, except in the event of the satisfaction of certain conditions after a Change of Control (as defined herein) has occurred. Thereafter, but prior to October 31, 2010, the Debentures may be redeemed, in whole or in part, at a price equal to the principal amount thereof plus accrued and unpaid interest on not more than 60 days' and not less than 30 days' prior notice, provided that the weighted-average trading price of the Units on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the Exchange Price. On or after October 31, 2010 and prior to the Maturity Date, the Debentures may be redeemed by Countryside Canada, in whole or in part, at a price equal to the principal amount thereof plus accrued and unpaid interest on not more than 60 days' and not less than 30 days' prior written notice.

Subject to regulatory approval, Countryside Canada may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures on redemption or at maturity through, in whole or in part, the delivery of freely-tradeable Units. The Fund will take all actions and do all things necessary or desirable to enable and permit Countryside Canada, in accordance with applicable law, to perform its obligations to deliver the requisite number of Units to the extent holders exercise their exchange right. Further particulars concerning the interest, repurchase and maturity provisions of the Debentures are set out under "Description of the Debentures".

Price: $9.35 per Unit
Price: US$1,000 per Debenture

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Fund(2)
Per Unit	$9.35	$0.4675	$8.8825
Total Unit Offering(2)	$44,132,000	$2,206,600	$41,925,400
Per Debenture	US$1,000	US$40	US$960
Total Debenture Offering(2)	US$55,000,000	US$2,200,000	US$52,800,000

(1) The Underwriters will be paid a fee equal to 5% of the gross proceeds of the offering of Units and 4% of the gross proceeds of the offering of Debentures.

(2) Before deducting the expenses of the Offering which are estimated to be approximately $2.0 million.

The offering price of the Securities has been established through negotiation between the Issuer and the Underwriters with reference to the prevailing market price of the Units. In certain circumstances, the Underwriters may decrease and further change the price at which the Securities are sold to investors. See "Plan of Distribution".

A return on an investment in Units is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on many performance assumptions. Although the Fund intends to make equal monthly cash distributions of its available cash to Unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of the Fund to make cash distributions, and the actual amount distributed, will depend on various factors including the operating and financial performance of the business. In addition, the market value of the Units and/or the Debentures may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and that deterioration may be material. The after-tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting your after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred and reduce the Unitholder's cost base in such Unit for tax purposes. See "Certain Canadian Federal Income Tax Considerations".

In connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market.

The Underwriters, as principals, conditionally offer the Debentures and Units, subject to prior sale, if, as and when issued, sold and delivered by the Issuer and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

In connection with this Offering, the Fund may be considered a "connected issuer" of CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc. under applicable laws. Each of CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank, which are lenders to the Fund. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Registrations and transfers of Units and Debentures will be effected through the book-entry only system administered by The Canadian Depository for Securities Limited ("CDS"). Beneficial owners of Units or Debentures will not be entitled to receive physical certificates evidencing their ownership of such securities. Closing is expected to occur on or about November 14, 2005 or such later date as the Fund and the Underwriters may agree, but in any event no later than November 25, 2005. See "Description of Units — Book Entry Only System" and "Description of Debentures — Book Entry, Delivery and Form".

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and in any documents incorporated by reference may constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer, its subsidiaries, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, such statements use such words as "may", "expect", "believe", "plan" and other similar terminology. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what management believes, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and the Issuer assumes no obligation to update or revise them to reflect new events or circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Edward M. Campana, the Chief Financial Officer of Countryside U.S. Power Inc. ("Countryside U.S."); Telephone: (519) 435-0298. For the purpose of the Province of Québec, this simplified prospectus contains information that can be obtained by consulting the permanent information record. A copy of the permanent information record may be obtained from Edward M. Campana, the Chief Financial Officer of Countryside U.S. at the above-mentioned telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(i) annual information form of the Fund dated March 31, 2005 (the "Fund's AIF");

(ii) management information circular of the Fund dated as of April 4, 2005 (except for the sections entitled "Executive Compensation Report", "Fund Performance Graph" and "Statement of Corporate Governance Practices") distributed in connection with the annual and special meeting of Unitholders of the Fund held on May 5, 2005;

(iii) audited consolidated balance sheet of the Fund as at December 31, 2004, and the audited consolidated statements of income and deficit and cash flows for the period from February 16, 2004 to December 31, 2004, together with the notes thereto and the auditors' report thereon;

(iv) management's discussion and analysis of financial condition and results of operations of the Fund for period from February 16, 2004 to December 31, 2004;

(v) unaudited interim consolidated financial statements of the Fund as at June 30, 2005 and for the six months ended June 30, 2005 together with the notes thereto;

(vi) management's discussion and analysis of financial condition and results of operations of the Fund for the six months ended June 30, 2005;

(vii) material change report of the Fund dated July 8, 2005, with respect to the Acquisition; and

(viii) material change report of the Fund dated September 28, 2005 with respect to an increase in distributions and modified management arrangements.

Any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, and

information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Fund with the securities regulatory or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is or was required to be stated or that is or was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

References in this short form prospectus to "GAAP" or "Canadian GAAP" mean generally accepted accounting principles in Canada, and references in this short form prospectus to "U.S. GAAP" mean generally accepted accounting principles in the United States. The Fund, Countryside Canada and certain of their subsidiaries prepare their financial statements in accordance with Canadian GAAP. The historical consolidated financial statements of Ripon Power LLC and Ripon Cogeneration, Inc. included in this prospectus have been prepared in accordance with U.S. GAAP. In accordance with the requirements of National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currency*, the financial statements of Ripon Power LLC were reconciled to Canadian GAAP and it was determined that there were no material differences under Canadian GAAP.

DEFINITION OF NON-GAAP MEASURES

Distributable Cash of the Fund (as defined in the Fund's AIF) is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. Distributable Cash is a term that does not have a standardized meaning prescribed by Canadian GAAP or U.S. GAAP. Distributable Cash of the Fund may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to Distributable Cash as reported by such organizations. Management believes that Distributable Cash of the Fund is a useful supplemental measure that may assist investors in assessing the return on their investments in Units or Debentures.

EXCHANGE RATES

In this prospectus, all dollar amounts are expressed in Canadian dollars ("$"), unless otherwise indicated. The following table reflects the low and high rates of exchange for one U.S. dollar ("US$"), expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average of such exchange rates on the last business day of each month during such periods, based on the Bank of Canada noon spot rate of exchange.

	Twelve Months Ended December 31,		Six Months Ended June 30,	
	2004	2003	2005	2004
Low for the period	$1.1774	$1.2924	$1.1987	$1.2692
High for the period	$1.3968	$1.5747	$1.2704	$1.3968
Rate at the end of the period	$1.2036	$1.2924	$1.2256	$1.3404
Average noon spot rate for the period	$1.3015	$1.4015	$1.2354	$1.3384

Source: *Bank of Canada*

On October 25, 2005, the Bank of Canada noon spot rate of exchange was US$1.00 = $1.177.

DEFINED TERMS

For an explanation of certain terms and abbreviations used in this short form prospectus, reference should be made to the "Glossary of Terms".

COUNTRYSIDE POWER INCOME FUND

The Fund

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004 pursuant to a declaration of trust (the "Declaration of Trust"). The Declaration of Trust was amended and restated on April 8, 2004, the date of the closing of the initial public offering of trust units of the Fund ("IPO Closing"). The Fund has invested, indirectly through Countryside Canada, in two district energy systems located in Charlottetown, Prince Edward Island (the "PEI District Energy System") and London Ontario (the "London District Energy System", together with the PEI District Energy System, the "District Energy Systems") and two gas-fired cogeneration facilities located in California (the "Cogen Facilities"). The District Energy Systems have approximately 122 MW of thermal and electric generation capacity and the Cogen Facilities have approximately 94 MW of electric generation capacity and sold approximately 525,000 thousand pounds of steam in 2004. In addition, the Fund holds indirect investments in 22 renewable power generation and utility infrastructure projects (the "Renewable Energy Projects") located in the United States, which currently have approximately 51 MW of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the Renewable Energy Projects consists of loans to, and a convertible royalty interest in, USEB.

The registered and head office of the Fund is located at 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

Countryside Canada

Countryside Canada is a corporation incorporated under the federal laws of Canada. All of the issued and outstanding shares of Countryside Canada are owned by the Fund. Countryside Canada holds all of the Fund's indirect investments. The registered and head office of Countryside Canada is located at 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

Acquisition and Investment Guidelines

The Fund intends to acquire or invest in additional projects only if the Fund believes that the acquisition or investment will result in an increase in cash distributions per Unit and will meet the Issuer's other acquisition and investment guidelines. Such acquisitions or investments may be financed by the issuance of Units, from the cash flows of the Fund or through borrowings.

Future projects may be located in any region where opportunities meeting the Fund's objectives exist, although it is expected that these opportunities will exist primarily in Canada and the United States and may include: (i) district energy systems; (ii) natural gas-fired power plants; (iii) green energy projects (i.e., biogas, biomass, waste-coal and wind); (iv) cogeneration projects; (v) energy outsourcing facilities that provide energy to wholesale, commercial, institutional and/or industrial customers; and (vi) energy infrastructure projects.

Management believes that investment opportunities for the Fund will arise: (i) as energy companies and financial sponsors seek to sell assets; (ii) through consolidation in the energy industry; (iii) through the right of first opportunity granted by the Manager to Countryside Canada to purchase any asset, entity or investment that would meet the investment criteria of Countryside Canada or the Fund (see "Modified Management Arrangements — Management Agreement — Right of First Opportunity"); and (iv) through the acquisition, development or improvement of projects under the Development Agreement and/or the Improvement Agreement.

The following guidelines will be used in the review and evaluation of possible acquisitions and investments by the Fund:

(i) each asset will be acquired, or an investment made therein, only if the Fund believes that the acquisition or investment will result in accretive cash distributions per Unit;

(ii) assets in respect of which long-term revenue and energy supply contracts with investment grade or financially stable counterparties exist will be preferred and, in other cases, market electricity price and

exchange rate assumptions and forecasts used in the acquisition or investment evaluations will be obtained from a recognized independent source;

(iii) the acquisition of, or investment in, each asset will be subject to prior due diligence and based on an independent engineers' report confirming the condition or development of the asset and the technical assumptions used in the acquisition or investment evaluation;

(iv) the expected useful life of each asset and associated structures will, with regular maintenance and upkeep, conform with the Fund's objectives of providing long term and stable cash distributions to Unitholders; and

(v) the acquisition of, or investment in, each asset will be reviewed and approved by the Trustees.

Recent Developments

On September 23, 2005, the Fund announced an increase in the Fund's monthly distribution of $0.01 per Unit annually. The first distribution under the new rate will be paid on or about October 31, 2005 to Unitholders of record on September 30, 2005.

Coincident with the distribution increase, the Fund announced a plan modifying the Fund's existing executive management arrangements. Under the modified arrangements, Countryside Ventures LLC (the "Manager"), a company independent of the Fund, will provide management and administrative services to the Fund as well as new growth opportunities under long-term arrangements. The Manager will employ the Fund's current executive management team on a full-time basis as well as its administrative and development staff. The Fund will have a right of first offer on all investment opportunities developed by the Manager that meet the Fund's investment criteria. See "Modified Management Arrangements".

On June 29, 2005, the Fund, through a subsidiary, completed the indirect acquisition of Ripon Power LLC ("Ripon Power"), formerly "Lightyear Rockland Partners LLC", whose principal asset is Ripon Cogeneration LLC ("Ripon"), a California-based power generation company, for consideration of approximately US$95.3 million or approximately $116.9 million, based on the Bank of Canada noon spot rate of exchange on June 29, 2005. In connection with this transaction, the Fund, through Countryside Acquisition, entered into the Amended Credit Facility (as defined below) in the amount of $80 million, all of which was drawn upon closing of the Acquisition. See "The Acquisition".

Ripon's principal assets consist of two gas-fired cogeneration plants in California, one located in Ripon, California near San Francisco and the other located in Pomona, California, near Los Angeles.

THE ACQUISITION

Purchase and Sale Agreement

Pursuant to an agreement dated June 29, 2005 (the "Purchase and Sale Agreement"), Countryside US Holding Corp. ("Countryside Holding") purchased the membership interests of Ripon Power, for total consideration of approximately US$95.3 million. The purchase price was comprised of approximately US$35.8 million in cash and assumption of approximately US$59.5 million of project-level debt. Ripon Power is the indirect owner, through Ripon of the Cogen Facilities. The Purchase and Sale Agreement included representations and warranties, that are customary in a transaction of this nature. The representations and warranties survive for a period of one year from the closing date of the Acquisition, except for representations and warranties relating to environmental matters, which survive for three years, and representations regarding fundamental corporate matters and tax matters, which survive until the expiration of the applicable statute of limitations plus 60 days. The parties to the Purchase and Sale Agreement have agreed to indemnify each other with respect to claims or losses relating to the breach of any representations or warranties contained in the Purchase and Sale Agreement. The maximum liability of the parties with respect to breaches of representations or warranties relating to certain fundamental corporate matters, tax matters or environmental matters is the cash purchase price paid by Countryside Holding pursuant to the Purchase and Sale Agreement. A breach of any other representation or warranty is subject to a maximum liability of US$7 million. In the case of claims or losses for breaches of representations and warranties, neither party shall be liable to pay any amounts under the

indemnity provisions until the amount of such claims or losses exceeds US$1.05 million in aggregate, in which event the relevant party may collect the portion of the loss in excess of US$350,000, subject to the maximum liability outlined above.

Amended Credit Facility

The Fund, through Countryside Acquisition, has entered into an amended and restated credit agreement with a syndicate of Canadian chartered banks (collectively, the "Lenders") providing for a revolving term facility of up to $80 million used in part to assist in financing the Acquisition (the "Amended Credit Facility"). The Amended Credit Facility was drawn in the amount of $80 million upon closing the Acquisition. The principal amount drawn on the Amended Credit Facility is repayable three years from the closing date unless repaid earlier in accordance with its terms. Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. and (iii) a guarantee and general security agreement by Countryside Canada. Countryside Holding and the Ripon assets are excluded from the collateral of the Amended Credit Facility. In connection with the closing of the Offering, the Fund will repay a portion of the outstanding balance under the Amended Credit Facility and will secure certain consents of the Lenders and otherwise amend the Amended Credit Facility to facilitate the completion of the Offering. See "Use of Proceeds".

The Amended Credit Facility contains customary representations, warranties, covenants (including restrictions on incurring additional indebtedness), conditions to funding and events of default. The Amended Credit Facility is also subject to financial covenants regarding total debt to capitalization (not to exceed a ratio of 0.5:1 at any time) and debt to earnings before interest, taxes, depreciation and amortization (not to exceed a ratio of 3.5:1 at any time).

The Amended Credit Facility is guaranteed by entities from which the Fund receives its cash distributions and as a result, the amounts owing under the Amended Credit Facility and any interest thereon will be payable in priority to any cash distributions to Unitholders.

Rationale for the Acquisition

Management and the Trustees believe that the Acquisition is consistent with the Fund's objective to make investments that result in an increase in cash distributions per Unit and are in the best interests of the Unitholders. The Acquisition provided the following benefits to Unitholders:

Immediately Accretive to Unitholders

Management expects the Acquisition to be immediately accretive to Unitholders. Consequently, on September 23, 2005, the Fund announced an increase in the annual per Unit distribution to be paid to Unitholders from $1.025 to $1.035. On a *pro forma* basis after giving effect to the Offering and the Acquisition as well as an adjustment for incremental costs as described in Note 7 of the "Summary of Cash Available for Distribution" section of this prospectus, the Fund's Distributable Cash per Unit cash would have been $1.1032 for the 12 months ended December 31, 2004.

Stable and Sustainable Source of Cash Flow

Ripon generates predictable cash flow from long-term power purchase and steam sale agreements in place at both the Ripon and San Gabriel Facilities. The Ripon Facility currently has a power purchase agreement ("PPA") in place expiring in 2018 with Pacific Gas and Electric Company ("PG&E"), the principal operating subsidiary of PG&E Corporation, an investment-grade entity with a Standard & Poor's credit rating of BBB. The San Gabriel Facility currently has a long-term PPA in place expiring in 2016 with Southern California Edison ("SCE"), the principal operating subsidiary of Edison International, an investment-grade entity with a Standard & Poor's credit rating of BBB+.

Both the Ripon and San Gabriel Facilities have a history of successful operation with average annual peak operating availability over the last five years of 95.6% and 99.1%, respectively, as confirmed by the independent due diligence assessment conducted by Stone & Webster Management Consultants Inc. in connection with the Acquisition. See "Independent Engineers' Report".

Further Diversification of the Portfolio

The Acquisition further diversifies the Fund's portfolio by geography, and introduces two new investment-grade off-takers to the portfolio further mitigating counter-party risk. In addition, the Acquisition adds gas-fired cogeneration to the Fund's asset base providing greater fuel diversity. As a result of the Acquisition, the Fund holds investments in: (i) the District Energy Systems, having approximately 122 MW of thermal and electric generation capacity; (ii) the Cogen Facilities, having approximately 94 MW of electric generation capacity and which sold approximately 525,000 thousand pounds of steam in 2004; and (iii) the Renewable Energy Projects (by way of secured loans and a royalty interest) which currently have approximately 51 MW of electric generation capacity and which sold approximately 750,000 MMBtus of boiler fuel in 2004.

Greater Scale and Liquidity

If the initial public offering of the Fund, the transactions completed in connection therewith and the Acquisition and the Offering had been completed on January 1, 2004, the Fund would have generated revenue and adjusted distributable cash of approximately $100,153,000 and $21,650,000 respectively, for the twelve months ended December 31, 2004. See "Summary of Cash Available for Distribution". In addition, the issuance of the Units on closing of the Offering is expected by management to increase the trading volume and liquidity of the Units.

POST-CLOSING STRUCTURE

The organizational structure of the Fund after giving effect to the completion of the Acquisition and the transactions contemplated by this prospectus will be as follows:



Unitholders
100% Units
Debentureholders
100%
Countryside
Power Income Fund
(the "Fund")
100% Common
Shares
100% Countryside
Canada Notes
U.S. Energy Biogas
Corp. ("USEB")
(Delaware)(1)
USEB Loans
USEB Royalty
Interest
Countryside Canada Power Inc.
("Countryside Canada")
(Canada)(2)
PEI District
Energy System
London District
Energy System
Renewable Energy
Projects
Countryside
Holding Note
100%
Countryside US Holding Corp.
("Countryside Holding")(3)
(Delaware)
100% preferred membership
interests and
75% subordinated membership
interests
Countryside Ventures LLC
(the "Manager")
(Delaware)(4)
25% subordinated
membership
interests
Ripon Power LLC
("Ripon Power")
(Delaware)
Ripon Loan(3)
100%
Ripon Cogeneration LLC
("Ripon")
(Delaware)
Ripon
Facility
San Gabriel
Facility

(1) USEB indirectly owns a 50% interest in the Renewable Energy Projects based in Illinois and a 100% interest in the Renewable Energy Projects located outside of Illinois. The remaining 50% interest in the Illinois-based Renewable Energy Projects are owned by Landgas of Illinois Corp.

(2) Countryside Canada owns its interest in the PEI District Energy System and the London District Energy System indirectly through Countryside Acquisition, Countryside District Energy Holdings Corp. and Countryside District Energy Corp., its wholly-owned direct and indirect subsidiaries.

(3) On Closing of the Offering, Countryside Holding will use a portion of the proceeds of the Offering to acquire a project loan owed by Ripon to the Union Bank of California and the Allied Irish Bank (collectively, the "Ripon Loan").

(4) The Manager was granted 25% of the subordinated membership interests in Ripon Power in accordance with its long-term incentive plan entitlement under the modified management arrangements. See "Modified Management Arrangements — Management Agreement".

INDUSTRY OVERVIEW

The Independent Power Generation Industry

The traditional electricity market structure in North America has consisted of vertically integrated utilities which had a near monopoly over the generation, transmission and distribution of electricity to retail customers. A variety of factors, including federal legislative changes, rapid growth in electricity demand, rising electricity rates, technological advances and environmental concerns, led certain governments to implement efforts to restructure the electricity industry within their respective jurisdictions.

Such changes have, among other things, encouraged the development of generation from independent power producers. In the independent power generation sector, electricity is generated from a number of sources, including: (i) water; (ii) natural gas; (iii) coal; (iv) waste products, such as biomass and biogas; (v) geothermal sources; (vi) the sun; and (vii) wind.

While vertically-integrated utilities continue to dominate the North American electricity landscape, independent power producers are playing an increasingly important role in the supply of electricity. Policymakers have recognized the benefits of power generated by independent power producers.

Qualifying Facilities

Among other things, the *Public Utility Regulatory Policies Act of 1978*, as amended ("PURPA"), as implemented by the Federal Energy Regulatory Commission ("FERC"), was enacted to encourage the development and operation of certain power generation facilities by requiring electric utilities to purchase power from qualifying facilities ("QFs") at the utility's avoided cost. A QF is a distinct type of energy producer that falls into one or both of two primary classes. One class of QFs are "small power production facilities" that generate power using specific energy sources such as wind, solar, geothermal, hydro, biomass or waste fuels, utilize a limited amount of fossil fuels and meet certain size criteria. A second class of QFs are "cogeneration facilities" which utilize fuel to produce both electric energy and useful thermal energy sequentially and meet certain operating and efficiency criteria. The Ripon and San Gabriel Facilities are in this second class since they produce electricity and steam and otherwise satisfy the applicable QF criteria. QFs are exempt from rate and other aspects of regulation by FERC under the *Federal Power Act*, exempt from all regulation by the Securities and Exchange Commission under the *Public Utility Holding Company Act of 1935* and exempt from regulation by State public service commissions with respect to rates and the financial and organizational activities of electric utilities. Prior to the enactment of the Energy Policy Act of 2005 ("EPA 2005"), a QF could not be primarily owned by an electric utility.

On August 8, 2005, comprehensive energy legislation was enacted when the President signed into law EPA 2005. That legislation makes several changes to PURPA effective six months following the date of enactment (i.e., February 8, 2006), including: (1) eliminating the limitation on electric utility ownership of QFs, (2) terminating the mandatory purchase obligation imposed on electric utilities for new QFs that the FERC determines have access to competitive wholesale markets and (3) requiring the FERC to promulgate regulations no later than February 8, 2006 specifying additional criteria to be applied to new cogeneration facilities with respect to the useful thermal energy output of such facilities and to encourage the development of efficient generation technology. EPA 2005 makes clear that it does not apply to the rights and remedies of the parties to existing contracts or obligations in effect or pending before a State public service commission as of the date of enactment. On October 11, 2005, the FERC promulgated its proposed regulations implementing the additional qualifying criteria to be applied to new cogeneration facilities and reducing QF exemptions from rate regulation by FERC. Under the proposed regulations, the new qualifying criteria would not apply to the San Gabriel or Ripon Facilities since both facilities were certified as "qualifying cogeneration facilities" prior to the enactment of EPA 2005.

As noted above, the changes to PURPA made by EPA 2005 will not affect the Ripon and San Gabriel Facilities for so long as each project continues to operate in compliance with PURPA and their PPAs remain in effect. If either facility should lose QF status and if it should be determined that the purchasing utility has the right to terminate its PPA as a result thereof, the provisions of the new legislation would apply to any new PPA that either the Ripon or San Gabriel Facility would seek to enter into under PURPA. If either facility should

temporarily lose QF status, the FERC could order the refund of amounts paid to the facility during the period of non-compliance. See "Risk Factors — Qualifying Facility Status".

The California Energy Market

Overview

When the California electricity market first permitted customer choice of generation supply, legislation fixed the retail rates of the three investor-owned utilities — PG&E, SCE and San Diego Gas and Electric ("SDG&E"). Originally, prices in the wholesale market were below the fixed level of retail rates; however, wholesale prices began to exceed the retail levels in the spring of 2000. The rise in wholesale prices was a result of a number of different factors including: (i) limited new generation capacity to accommodate demand growth; (ii) a wholesale market design that shifted significant amounts of wholesale electricity purchases to the spot market rather than to forward markets and which inhibited the utilities' ability to enter into long-term contracts; (iii) historically low water levels in the Pacific Northwest combined with increased demand in regions that were traditionally significant exporters to the California electricity market; (iv) high natural gas prices; (v) lack of price signals to retail customers who were unaware of increased wholesale rates as a result of their fixed retail rates; and (vi) alleged market manipulation.

As a result of rising wholesale prices and limitations on increasing retail prices, PG&E and SCE reported financial difficulty in paying for power, including power from QFs, and reduced or stopped making various payments. In April 2001, PG&E filed for bankruptcy. Subsequently, PG&E and SCE resumed payments to QFs, entered into agreements with the California Public Utilities Commission ("CPUC") intended to restore their financial positions and PG&E was discharged from bankruptcy in 2004.

In response to the developments described above, FERC, the California legislature and the CPUC enacted a number of measures significantly affecting the wholesale and retail electricity markets of California. While changes in the wholesale and retail electricity markets in California are expected to continue and may impact the degree of new generation supply entering the California market as well as future market price levels in unpredictable ways, the Fund expects that the impact on the Ripon or San Gabriel Facilities of such changes will be mitigated by their long-term capacity and energy sales agreements, under which capacity payments are largely fixed.

During periods when the full capacity of QFs are not committed to their respective counterparties, QFs may be subject to a "must-offer" obligation which FERC has required the California Independent System Operator ("CAISO") to include in its tariffs. In that event, CAISO can require QFs to sell power to the CAISO, if needed by the CAISO, provided that such sale would not violate a permit or cause loss of QF status and CAISO is required to compensate the QFs, pursuant to a rate formula set forth in CAISO's tariff on file with FERC. CAISO has proposed revisions to that rate schedule and the matter is pending before FERC.

Supply and Demand

In 2004, the Western Electricity Coordinating Council ("WECC") estimated peak Californian electric demand to be 54,875 MW. This is expected to grow at an average of 2.0% per year until 2013. At the same time, many of the electric generating facilities supplying peak Californian demand are approaching the end of their useful lives or are in need of retrofits to comply with new environmental standards. Approximately 58% of the total Californian power plant capacity was brought online prior to 1980[1].

Estimates of the amount of electric generating capacity that will be retired vary widely. In 2004, the California Energy Commission ("CEC") undertook a detailed study of ageing power plants and concluded, under a medium to high risk scenario, that 10,204 MW of generation capacity is expected to be retired from 2005 to 2008,[2] or is at risk of retirement. In addition, the rate of new additions slowed to only 568 net MW in 2004 compared to 2,678 net MW in 2003.[3] New additions are forecast to increase in 2005 with 2,231 MW of new generation capacity being added.

(1) Source: California Energy Commission 2005 Database of California Power Plants
(2) Source: California Energy Commission Energy Policy Report, 2004 Update
(3) Source: California ISO 2004 Annual Report on Market Issues and Performance

Under several of these forecast scenarios, new generation capacity additions would be needed in the near term if the CAISO is to keep its operating reserves above its targeted 7% minimum and prevent exposing consumers and businesses to major power supply risks. In 2004, the state-wide peak hour reserve margin averaged 15.3%, down from 22.8% in 2003.

The CEC is forecasting the PG&E service area in northern California to be able to maintain a reserve margin above the minimum requirement through 2008, however, in the SCE and SDG&E service areas in southern California, the CEC is projecting the reserve margin declining to 2.1% in both 2007 and 2008[(4)], under normal operating scenarios.

Management believes that the combination of ageing supplies and increasing demand should support the Ripon and San Gabriel facilities remaining operational and economically viable after the expiration of their PPAs.

DESCRIPTION OF THE ACQUIRED FACILITIES

The Ripon Facility

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant located in Ripon, California, approximately 130 kilometres east of San Francisco. The Ripon Facility generally operates as a base load facility. The Ripon Facility is a QF under the regulations of the FERC implementing PURPA, and thus is currently exempt from rate regulation as an electric utility under federal and state law.

A General Electric LM5000 combustion turbine generator and an IHI power turbine generate electricity at the Ripon Facility. The combustion turbine technology is based on an aircraft engine design that is known for rapid starting and stopping capability and more efficient performance as compared to industrial frame combustion turbines.

The Ripon Facility produces steam from a heat recovery steam generator ("HRSG") and, when needed, from an auxiliary boiler. The full steam production from the HRSG can be used internally, primarily for steam injection into the combustion turbine.

Power Purchase Agreement

Electrical capacity and energy is sold pursuant to a Long-Term Energy and Capacity Power Purchase Agreement executed by Simpson Paper Company, as Seller, on November 12, 1984 and by PG&E as Buyer, on April 5, 1985 (the "Ripon PPA"). The Ripon PPA has been amended on three occasions and was assigned by Simpson Paper Company to Ripon Cogeneration Inc. in 1996, the predecessor in interest to Ripon. Ripon Cogeneration Inc. was subsequently converted into Ripon in 2004. The term of the Ripon PPA extends for a period of 30 years from the firm capacity availability date of April 25, 1988. The Ripon Facility is required to operate throughout the term of the agreement as a QF in accordance with the cogeneration facility requirements established by FERC pursuant to PURPA as those requirements existed on the effective date of the agreement.

The Ripon PPA provides for capacity payments for firm capacity, first incremental capacity and second incremental capacity. The formula for firm capacity payments is the product of: (1) the firm contract capacity of 42,000 kW; (2) the contract capacity price of US$172 per kW per year; (3) a capacity loss adjustment factor; and (4) a performance bonus factor. Firm capacity payments are applicable only in periods during which the Ripon Facility's forced outage rate is less than twenty percent. In addition, the firm capacity payments are weighted by allocation factors for each period as defined by the CPUC which are weighted towards the peak hours, particularly during the summer period of May 1 through September 30. The firm capacity performance bonus is based upon the Ripon Facility's availability factor during the summer peak months of June, July and August. The performance bonus factor is calculated as the ratio of the previous five-year average peak capacity factor during the summer peak hours divided by eighty-five percent. Average peak capacity over the last five years was 95.7% and 98.4% in 2004.

(4) Source: California Energy Commission Integrated Energy Policy Report, 2004 Update

The formula for the first incremental capacity for capacity deliveries above 42,000 kW and up to 44,500 kW is the product of: (1) the first incremental capacity of up to 2,500 kW; (2) the first incremental contract capacity price of US$188 per kW per year; (3) a capacity adjustment loss factor; and (4) an allocation factor which accounts for the quantity of first incremental capacity delivered during specified periods. Finally, the formula for second incremental capacity for capacity deliveries above 44,500 kW and up to 54,000 kW is the product of: (1) the first incremental capacity of up to 9,500 kW; (2) the second incremental contract capacity price as authorized from time to time by the CPUC; (3) a capacity adjustment loss factor; and (4) an allocation factor which accounts for the quantity of second incremental capacity delivered during specified periods.

Under the Ripon PPA, PG&E is required to accept delivery of all energy and capacity generated by the Ripon Facility except during periods of forced outage, *force majeure*, emergencies or to comply with prudent industry practice, or if necessary to allow PG&E to shut down its system for inspection, repair or maintenance. In such instances, PG&E is not required to accept or pay for deliveries of energy and may require the Ripon Facility to reduce energy deliveries. However if the Ripon Facility is prevented from meeting performance requirements because of a forced outage of PG&E's system, PG&E must continue to make the full capacity payments. During periods of "hydro-spill" conditions, as defined by the CPUC, and generally meaning those periods when purchases from QFs and other conditions on the PG&E system would otherwise require that PG&E spill water at its hydroelectric facilities without being able to generate electricity therefrom, PG&E has the right to curtail deliveries of energy from the Ripon Facility and, if energy from the Ripon Facility is delivered to PG&E, the energy price will be the hydro-savings price quoted by PG&E. PG&E also has the right to curtail deliveries from the Ripon Facility in excess of 37,000 kW during all super off-peak hours (generally from 1:00 a.m. to 5:00 a.m. during each calendar day) and during any period when PG&E would otherwise incur "negative avoided costs" (generally, the utility would incur greater costs backing down its generation than the costs avoided through purchases from QFs).

Beginning on April 25, 1998, the energy payments under the Ripon PPA were made equal to PG&E's full short-run avoided operating costs. Subsequently, in 2001, the parties entered into an amendment to the Ripon PPA providing for the payment of energy prices reflecting an average energy price of US$53.76 per MWh over a five-year term, subject to adjustment through the application of time-of-use factors as defined by the CPUC. Following the expiration of the amendment on June 30, 2006, Ripon's energy payment will revert to PG&E's full short run avoided costs, commonly referred to as "Short-Run Avoided Cost" or "SRAC".

SRAC is established for each utility, from time to time by the CPUC. The CPUC has, since the 1980's, established various SRACs for PG&E and SCE. The methods to establish SRAC have also been modified from time to time by the CPUC and by the California legislature when it enacted section 390 of the Public Utilities Code ("PUC"). Factors that the CPUC have typically considered are fuel prices, the efficiency of utility generators, operations and maintenance costs and a time-of-use adjustment. PUC section 390 provides that until the CPUC determines that the Power Exchange, now defunct and not anticipated to function in the future, is functioning properly, SRAC shall be determined in accordance with PUC section 390(b). PUC section 390(b) directs that SRAC be based on a formula that reflects a 1996 starting energy price, adjusted monthly to reflect changes in a starting gas index price in relation to an average of current California natural gas border price indices. In December 2003, the CPUC issued decision D. 03-12-062, expressing the concern that "the SRAC pricing formula may need to be revised in light of the current energy market. Therefore the Commission should carefully consider how to modify the SRAC methodology and whether to seek legislative changes" to PUC section 390. In April 2004 the CPUC initiated a proceeding, CPUC docket R. 04-04-025 to address SRAC and other issues. Hearings in docket R. 04-04-025 are scheduled to commence in January 2006. The outcome of such proceedings is unknown and hence, future energy prices of Ripon cannot be predicted.

Steam Sales

Process steam from the Ripon Facility is sold to Fox River Paper Company ("Fox River") under an Amended and Restated Steam Agreement ("Ripon Steam Agreement") by and between Fox River and Simpson Paper Company dated September 30, 1996 which terminates on April 19, 2018. The Ripon Steam Agreement was assigned to Ripon Cogeneration, Inc. in 1996 which subsequently converted into Ripon in 2004.

Fox River is the only producer of text and cover, a value-added grade of uncoated freesheet, on the West Coast of the United States. While Fox River is subject to certain market pressures relating to rising pulp prices and declining demand for text and cover, its leading competitive position in this industry is expected to minimize the impact of these pressures.

Under the Ripon Steam Agreement, Fox River is obligated to accept a sufficient quantity of steam for Ripon to maintain QF status and supply all of Ripon's process water needed to satisfy the steam obligation. Fox River is required to return a minimum amount of the condensate meeting certain requirements. If Fox River returns less than the minimum amount of condensate, it is obligated to compensate Ripon for costs incurred by Ripon for obtaining additional quantities of process water. If Fox River returns condensate in excess of a certain amount, Ripon is obligated to pay Fox River a bonus to reflect the savings received by Ripon as a result of having to obtain less process water.

The Ripon Facility is obligated to supply up to 75,000 pounds of steam per hour and must utilize an auxiliary boiler to meet the steam demand when the gas turbine is not operating. The formula to determine the price payable by Fox River for steam is the product of: (1) the total quantity of steam delivered; (2) a thermal conversion factor which is 1.3 MMBtus per thousand pounds of steam for the first ten years of the Ripon Steam Agreement and 1.0 MMBtus for the remainder of the term; and (3) the cost of natural gas purchased by Ripon. Fox River is also responsible for all sales, use or other transfer taxes imposed upon the sale of steam under the agreement. Under the Ripon Steam Agreement, Ripon must pay liquidated damages for periods of steam supply disruption. The disruption compensation payment is capped at US$25,000 for any 24 hour period and US$1.8 million for any 12-month period. Since January 1, 2004, aggregate liquidated damages have been less than US$50,000. In addition, if a steam supply disruption occurs which is not permitted by the Ripon Steam Agreement Fox River may, but is not obligated to, assume operational control of the auxiliary boiler and related equipment until such steam supply disruption has been cured.

Other provisions address measurement of steam and water deliveries, billing and payment, operation of the facility and maintenance of the steam supply and condensate return lines, events of default and termination, *force majeure*, insurance, indemnity and dispute resolution which management believes are customary in the industry. Fox River has the right to terminate the Agreement for convenience at various times during the term of the Agreement for specified reasons. In the event of a termination for convenience, Fox River is obligated to pay the lesser of $5 million (adjusted on April 1st of each year by an amount equal to the percentage change in the Producer Price Index during the preceding 12-month period) or the reasonable actual cost incurred in building an alternative steam host for the Ripon Facility. In addition, Fox Paper is obligated to enter into good faith negotiations for the sale of land at the site suitable for the location of an alternative steam host. Each party has the right to terminate the Agreement for an event of default by the other party, including the failure for reasons other than a *force majeure* event of the Ripon Facility to supply steam for more than thirty consecutive days or more than fifty-two days during any 12-month period.

If the Fox River Steam Agreement was terminated and a replacement steam host not timely obtained or built, the Ripon Facility could lose its QF status and PG&E could seek to terminate the Ripon PPA. However, while Fox River has the right to terminate the Fox River Steam Agreement at its convenience, management believes that it would be unlikely to exercise this right as it would not be economical for Fox River to produce its own steam and a significant payment would be required to be paid to Ripon. For a more detailed discussion of the risks associated with loss of QF status, see "Risk Factors — Qualifying Facility Status".

Fuel

Natural gas is supplied to the Ripon Facility pursuant to a base agreement (the "Gas Contract") with BP Energy Company ("BP") that allows the parties to enter into binding sales and purchase transactions from time to time. The parties currently have in place an agreement (the "Ripon Transaction") that provides for BP to supply the full natural gas requirements to the Ripon Facility for a term commencing February 1, 2004 and ending June 30, 2006. Under the Ripon Transaction, BP must supply a contract quantity of 10,000 MMBtu's per day to the Ripon Facility on a firm basis with the balance of the Ripon Facility's gas requirements in excess of the firm contract quantity supplied on an interruptible basis. The Ripon Transaction provides a fixed price for the supply of the firm contract quantity with the excess interruptible supply priced as a market-based gas price

index. In addition to supplying natural gas to the Ripon Facility, BP is designated "balancing agent" for the Ripon Facility and, in that capacity, is responsible for all scheduling, nominations and balancing fuel consumption and deliveries. Imbalances are paid for by the party that created the imbalance. The delivery point under the Gas Contract is at the interconnection between the PG&E backbone transmission system and its distribution system at the PG&E citygate.

Under the Gas Contract, each party has a right to terminate the contract only in limited circumstances, including in the event of a failure to meet each party's credit support obligations, the failure to give adequate assurances of performance when required to be given under the contract and the failure to make payment following receipt of written notice that payment is due. In the event of a default, the non-defaulting party may elect to suspend performance under the Gas Contract and/or terminate the contract and liquidate any transaction in effect as of the date of termination. In the event of an early termination, damages are paid equal to the difference between the contract price and the then-current market value for the quantities over the remaining term of the transaction with the BP paying to Ripon the excess of the market value over the contract price or Ripon paying to BP the excess of the contract price over the market value for such quantities. The determination of the damages due and owing in the event of an early termination is made by the non-defaulting party in good faith and in a commercially reasonable manner.

The failure of either party to fulfill its obligation to deliver or accept delivery of gas does not give rise to a right to terminate. Instead, the sole and exclusive remedy for such failure is payment of the difference between the contract price and, if Ripon is the performing party, the cost of obtaining replacement fuel, or, if BP is the performing party, the price obtained by selling the gas to another purchaser, in each case as adjusted for commercially reasonable differences in transportation costs. In the event that either the obligation of BP to sell and deliver the firm contract quantity to, or the obligation of Ripon to purchase and receive the firm contract quantity at, the delivery point is suspended because of the occurrence of an event of force majeure, either BP will pay to Ripon the excess of the current market price over fixed contract price or Ripon will pay to BP the excess of the fixed contract price over the current market price for each MMBtu not delivered and/or received as a result thereof.

Currently, the Ripon Facility receives fixed energy payments from PG&E that follow the prices charged under the Gas Contract. After the fixed price period under the Ripon PPA and the Gas Contract end on June 30, 2006, management expects that the effective natural gas indices used in the PG&E SRAC formula will substantially correlate with the market price at which Ripon will purchase gas, although there is a possibility such correlation will not be complete. Ripon is in discussions with gas suppliers respecting a new gas supply contract that will replace the existing Gas Contract and will attempt to maximize the correlation between the purchase price in such gas supply contract with the gas indices used in PG&E's SRAC formula.

Natural gas transportation service for the Ripon Facility is provided pursuant to a Natural Gas Service Agreement with PG&E that provides for the firm transportation of a maximum daily quantity of 13,000 decatherms per day. Transportation service is priced at a rate that is set and may be changed from time to time by the CPUC. The Ripon Facility receives transportation service under two different PG&E rate schedules. Rate Schedule G-COG applies to the transportation of the natural gas used in the combustion turbine at the Ripon Facility while Rate Schedule G-NT applies to the natural gas burned in the auxiliary boiler. The PG&E Ripon transportation agreement was effective for an initial one-year term commencing on March 1, 1998 and continues on a month-to-month basis after the initial term unless terminated by either Ripon or PG&E. However, PG&E may only terminate the agreement with the approval of or pursuant to an order by the CPUC.

Environmental Health and Safety

The Ripon Facility and its operations are subject to an environmental health and safety regulatory regime including federal, state, regional, local and municipal laws, regulations and permits relating to, among other things: air emissions, water and wastewater treatment, worker health and safety and site contamination. Management believes that the Ripon Facility has obtained (or timely applied for renewal of) and is currently in material compliance with, the material environmental permits and approvals currently necessary to operate the Ripon Facility. A Phase I Environmental Site Assessment was completed in 2003 and no material issues of concern were identified relative to potential soil or groundwater contamination.

Site Rights and Expansion Opportunities

The site upon which the Ripon Facility is located is owned by Ripon. The site consists of approximately two acres of land located adjacent to the Fox River Paper Mill within an area occupied by industrial uses. Ripon maintains certain easement rights, which are necessary in connection with the operation of the Ripon Facility. Ripon is well-situated for expansion of its power generating capacity. Electrical and gas interconnections are already in place and capable of handling significantly more flow than is currently being utilized.

Operating & Maintenance

Operation and maintenance services are provided to the Ripon Facility pursuant to an operation and maintenance agreement (the "Ripon O&M Agreement") dated October 22, 2003. The contract is between Rockland California Partners LLC (which subsequently merged into Ripon), as the owner, and North American Energy Services Company as the Operator ("NAES" or the "Operator"). All employees at the Ripon Facility are employed by NAES and provide operational and maintenance services to the Ripon Facility under the Ripon O&M Agreement. NAES is one of the largest third-party providers of power plant operations and maintenance services with an experience base of more than 19,000 MW of generation capacity. NAES is owned by an affiliate of ITOCHU Corporation. The Ripon O&M Agreement has a term of seven years expiring on January 27, 2011. Services provided by the Operator include all operation and maintenance activities.

The Ripon O&M Agreement provides for payment of reimbursable costs, operating costs and an operator payment on a monthly basis. Reimbursable costs include such items as relocation and recruitment expenses for on-site personnel and the cost of operator's insurance. Operating costs include equipment, material supplies, consumables, spare parts, office expenses, utilities, training, contractors, permit fees, payroll and other similar costs. The operator payment includes a management fee, project management fee and an incentive payment.

GE Engine Lease Agreement

In order to mitigate the risk of engine failure, Ripon has entered into a service lease agreement for the Ripon Facility with General Electric Company ("GE") (the "Ripon GE Lease") under which GE is to repair or deliver a replacement engine to Ripon within certain specified time periods after notice from Ripon of an engine failure. Under the Ripon GE Lease, Ripon pays an annual fee plus a usage fee for each week that the replacement engine is used. The Ripon GE Lease runs through August 17, 2006 but may be terminated by either party in the event of a material breach by the other party. The Ripon GE Lease provides for liquidated damages in the event GE fails to perform subject to caps and limitations.

IHI Turbine Sub-Assembly Lease Agreement

In order to mitigate the risk of turbine failure, Ripon has entered into a turbine sub-assembly lease agreement for the Ripon Facility with IHI, Inc. ("IHI") (the "Ripon IHI Lease") under which IHI provides replacement parts for the turbine sub-assembly on-site. Under the Ripon IHI Lease, Ripon pays a base fee plus a usage fee for each week that the replacement turbine sub-assembly is used based on a fee schedule. The Ripon IHI Lease runs through April 30, 2009 and automatically renews for one additional 5 year term unless either party provides the other party with written notice of its intention not to renew. The Ripon IHI Lease may be terminated by either party for convenience with six months written notice or in the case of a breach by the other party. The Ripon IHI Lease contains certain limitations on IHI's liability for failure to perform.

Operating History

The following table sets out the historical generation, steam sales, availability and heat rate information for Ripon, as confirmed by an independent engineering due diligence assessment conducted by Stone and Webster Management Consultants Inc. ("Stone and Webster Consultants").

	Year ended December 31,				
	2004	2003	2002	2001	2000
Net generation (MWh)	324,751	381,607	340,955	324,382	317,029
Steam sales (thousands of lbs)	297,839	267,526	339,311	265,565	299,187
Annual operating factor	83.9%	95.1%	85.8%	83.6%	83.8%
Peak operating factor	98.4%	95.5%	94.6%	95.0%	94.3%
Heat rate (BTU/kWh)	9,663	9,516	9,573	9,516	9,752

The San Gabriel Facility

The San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant located in Pomona, California, approximately 50 kilometres east of Los Angeles. The San Gabriel Facility generally operates as a base load facility. The San Gabriel Facility is a QF under the cogeneration regulations of the FERC implementing PURPA and thus is currently exempt from rate regulation as an electric utility under federal and state law.

Similar to the Ripon Facility, a General Electric LM5000 combustion turbine generator and an IHI power turbine generate electricity at the San Gabriel Facility. The San Gabriel Facility produces steam from a HRSG. A portion of the steam production from the HRSG can be used internally, primarily for steam injection into the combustion turbine.

Power Purchase Agreement

Electrical capacity and energy are sold from the San Gabriel Facility pursuant to a Power Purchase Contract with an effective date of September 7, 1983 but executed in a revised form by Simpson Paper Company as Seller on November 8, 1984, and SCE, as Buyer, on the same date (the "San Gabriel PPA"). The San Gabriel PPA was assigned by Simpson Paper Company to Ripon Cogeneration, Inc., in 1997, which was subsequently converted into Ripon in 2004. The term of the San Gabriel PPA extends for a period of 30 years from the Firm Operation date in January 1986 and continues thereafter until either party gives 90 days prior written notice of termination. The San Gabriel Facility is required to operate throughout the term of the agreement as a QF in accordance with the cogeneration facility requirements established by FERC pursuant to PURPA as those requirements existed on the effective date of the agreement.

The San Gabriel PPA provides for payments for firm capacity, as-available capacity and energy. The formula for firm capacity payments is the product of: (a) the Contract Capacity Price of US$158 per kW per year and (b) conversion factors to convert annual capacity prices to monthly payments by time of delivery as specified in Standard Offer No. 2 Capacity Payment Schedule, subject to periodic adjustments by the CPUC and (c) Contract Capacity of 36,000 kW and (d) a performance factor. Firm capacity payments are applicable only in periods during which the San Gabriel Facility meets a performance requirement of a forced outage rate less than twenty percent for all on-peak hours during each peak month ("Performance Requirement"). In addition, there are provisions for capacity bonus payments during both peak and non-peak months. To qualify for a bonus payment during on-peak months, the San Gabriel Facility must (i) meet the Performance Requirement and (ii) achieve a capacity factor in excess of 85% during the peak month. To qualify for a bonus payment during non-peak months, the San Gabriel Facility must (i) meet the Performance Requirement and (ii) achieve a capacity factor in excess of 85% during each peak month of the previous twelve months and (iii) achieve a capacity factor in excess of 85% during the non-peak month. As-available capacity rates are established by, and subject to, periodic revision by the CPUC. The San Gabriel Facility has achieved bonus payments in 16 of 16 peak months in the last 44 months and 27 of 28 non-peak months in the last 44 months.

If the San Gabriel Facility fails to meet the Performance Requirement, SCE may place the San Gabriel Facility on probation. If the San Gabriel Facility fails to meet the Performance Requirement during the

probationary period, SCE may reduce the Contract Capacity, which would reduce future firm capacity payments and subject the San Gabriel Facility to a refund obligation based on the difference between the original Contract Capacity and the reduced Contract Capacity, plus interest thereon.

SCE is not required to accept delivery of all energy generated by the San Gabriel Facility if necessary to allow SCE to maintain its equipment or to maintain SCE system integrity. If the San Gabriel Facility is prevented from meeting performance requirements because of forced outage on SCE's system, SCE must continue to make the full capacity payments. The San Gabriel PPA provides that SCE may curtail deliveries of energy for no more than 300 hours per calendar year during off-peak hours when purchases from the San Gabriel Facility would either result in costs greater than energy from other sources or require that SCE hydro-energy be spilled.

Beginning on January 2, 1996, the energy payments under the PPA are equal to SCE's full short-run avoided operating costs. In 2001 the parties entered into an amendment to the San Gabriel PPA providing for payment for energy pursuant to a formula specified in the amendment. Following the expiration of the amendment and not later than June 30, 2006, San Gabriel's energy payments will revert to SCE's full SRAC. In April 2004, the CPUC initiated a proceeding, CPUC docket R. 04-04-025 to address SRAC and other issues. Hearings in docket R. 04-04-025 are scheduled to commence in January 2006. The outcome of this regulatory proceeding and hence future energy prices under the San Gabriel PPA cannot be predicted. For a more detailed discussion of SRAC see "The Ripon Facility — Power Purchase Agreement".

It is probable that in the event that the San Gabriel Facility fails to maintain QF status or commits a material breach of the San Gabriel PPA, SCE could assert that it may terminate the San Gabriel PPA.

Steam Sales

Process steam from the San Gabriel Facility is sold under a steam sales agreement dated May 20, 1997 between Simpson Paper Company and Smurfit Packaging Corporation (the "San Gabriel Steam Agreement"). Smurfit assigned its interest in the San Gabriel Steam Agreement to Blue Heron and the Simpson Paper Company assigned its interest to Ripon Cogeneration Inc., Ripon's predecessor in interest which was converted into Ripon in 2004. The San Gabriel Steam Agreement expires on January 1, 2016.

Blue Heron supplies recycled newsprint primarily to commercial printers in the Los Angeles area with the remainder supplied to smaller daily newspapers. Blue Heron relies on the above-average speed capability of its 240" machine and its geographic proximity to recovered paper supplies and end use markets to maintain a delivered cost advantage over larger competitors. It is anticipated that Pomona, California, the urban market in which Blue Heron principally operates, will face increasing pressure from declining real product prices and rising real recovered paper prices due to offshore demand and fluctuations in natural gas markets. These risks, however, are partially mitigated by Blue Heron's geographic proximity to supply sources and its strong competitive position.

Pursuant to the San Gabriel Steam Agreement, Blue Heron is obligated to purchase the minimum quantity of steam necessary for the San Gabriel Facility to maintain QF status. The San Gabriel Facility is responsible for makeup water supply and no condensate is returned from Blue Heron. The San Gabriel Facility is obligated to supply up to 45,000 pounds of steam per hour during periods when the gas turbine is in operation. The price payable by Blue Heron for steam is determined by a formula in which: (1) the product of (a) the total quantity of steam (b) the thermal conversion factor and (c) the cost of fuel is (2) added to the cost of (x) water plus (y) the cost of chemicals to treat boiler feedwater plus (z) the actual incremental cost of treating boiler feedwater. Blue Heron is also responsible for all sales, use or other transfer taxes imposed upon the sale of steam under the agreement. Under the San Gabriel Steam Agreement, Ripon is obligated to pay liquidated damages for periods of steam supply disruption not permitted by the agreement. This disruption compensation payment is subject to an annual cap and is not considered material. Except for: (a) indemnities related to liabilities resulting from (i) bodily injury, sickness, disease or death of any person, or (ii) damage or destruction of real or personal property; or (b) environmental matters; no party's liability for breach of the San Gabriel Steam Agreement shall exceed $3,000,000.

Other provisions address measurement of steam deliveries, billing and payment, operation of the facility and maintenance of the steam line, events of default and termination, force majeure, insurance, indemnity and dispute resolution which management believes are customary in the industry. Both parties have the right to terminate the San Gabriel Steam Agreement for an event of default by the other party. In addition, Blue Heron has the right to terminate the San Gabriel Steam Agreement in connection with the permanent closure of its newsprint recycling facility. If this permanent closure occurs within the first twelve years of the San Gabriel Steam Agreement, Blue Heron is obligated to reimburse the San Gabriel Facility for the cost of constructing the steam line interconnecting the Facility and the recycling facility, which reimbursement is reduced in equal amounts annually on the anniversary of the effective date of the San Gabriel Steam Agreement during the first twelve years of the agreement and do one of the following: (a) pay an amount equal to the lesser of (i) the reasonable actual costs incurred in building an alternative steam host at the San Gabriel Facility or (ii) $3 million or (b) provide an alternative steam host for the San Gabriel Facility that will allow the San Gabriel Facility to continue to qualify as a QF and is otherwise acceptable to Ripon. If Blue Heron elects to provide the San Gabriel Facility with an alternative steam host and the steam line continues to be used to provide service to such new steam host, Blue Heron is not obligated to reimburse the San Gabriel Facility for the cost of constructing the steam line.

Fuel

Natural gas is supplied to the San Gabriel Facility pursuant to the Gas Contract described in "Description of the Acquired Facilities — The Ripon Facility — Fuel". The parties currently have in place an agreement (the "San Gabriel Transaction") that provides for BP to supply the full natural gas requirements to the San Gabriel Facility for a term commencing February 1, 2004 and ending June 30, 2006. Under the San Gabriel Transaction, BP will supply a contract quantity of 10,000 MMBtus per day to the San Gabriel Facility on a firm basis with the balance of the San Gabriel Facility's gas requirements in excess of the firm contract quantity supplied on an interruptible basis. The San Gabriel Transaction provides that the supply of both the firm and interruptible quantities are priced based on market-based gas price indices. In addition to supplying natural gas to the San Gabriel Facility, BP is designated "balancing agent" and, in that capacity, is responsible for all scheduling, nominations and balancing fuel consumption and deliveries. Imbalances are paid for by the party that created the imbalance. The delivery points under the Gas Contract for the San Gabriel facility are at any receipt point into the distribution system of Southern California Gas Company ("SoCalGas").

Under the San Gabriel Gas Contract, each party has a right to terminate the contract only in circumstances identical to those described in the context of the Ripon Gas Contract in "Description of the Acquired Facilities — The Ripon Facility — Fuel".

Under the San Gabriel Facility PPA, the San Gabriel Facility currently receives energy payments from SCE which correlate with the prices charged by BP under the gas supply contracts, as SCE's SRAC and BP's pricing are both derived from the same gas price indices. After the BP gas supply ends on June 30, 2006, management expects that the effective natural gas indices used in the SCE SRAC formula will substantially correlate with the market price at which Ripon will purchase gas although there is a possibility that such correlation will not be complete. Ripon is in discussion with gas suppliers respecting a new gas supply contract to replace the BP agreement upon its expiration which will attempt to maximize the correlation between the purchase price in such gas supply contact with the gas indices used in the SCE SRAC formula.

Natural gas transportation service for the San Gabriel Facility is provided pursuant to a Master Services Contract with SoCalGas that was effective on November 1, 2003, continued for an initial term of two years and continues on a month-to-month basis thereafter unless terminated by either party on no less than twenty days prior written notice. Transportation service is provided under SoCalGas Rate Schedule GT-F which includes both a monthly customer charge and a volumetric charge. The rates may be changed from time to time by the CPUC. Although the transportation service is firm, SoCalGas has the right to curtail service under Rate Schedule GT-F in order to maintain service to certain designated core customers. A customer under Rate Schedule GT-F that experiences an interruption of service more than once in any ten-year period is entitled to a credit against its monthly transportation charge.

Environmental Health and Safety

The San Gabriel Facility and its operations are subject to a regulatory regime including federal, state, regional, local and municipal laws, safety regulations and permits relating to, among other things: air emissions, water, work health and safety, wastewater treatment and site contamination. Management believes that the San Gabriel Facility has obtained and is currently in material compliance with, the material environmental permits and approvals (or timely applied for renewal of) currently necessary to operate the San Gabriel Facility. A Phase I Environmental Site Assessment was completed in 2003 and nothing of significant concern was identified relative to potential soil or groundwater contamination.

Site Rights and Expansion Opportunities

The site upon which the San Gabriel Facility is located is owned by Ripon. The site consists of approximately two acres located within the former Pomona paper mill site. The paper mill site has been converted to other industrial uses. Ripon maintains certain easement rights, which are necessary in connection with the operation of the San Gabriel Facility. Being in the Los Angeles metropolitan area, the San Gabriel Facility is well-situated for expansion of its power generating capacity. Electrical and gas interconnections are already in place and capable of handling significantly more flow than is currently being utilized.

Operating & Maintenance

Operation and maintenance services are provided to the San Gabriel Facility pursuant to an operation and maintenance agreement (the "San Gabriel O&M Agreement") dated October 22, 2003. The contract is between Rockland California Partners LLC, (which subsequently merged into Ripon) as the Owner, and NAES, as the operator. The San Gabriel O&M Agreement has a term of seven years expiring on January 27, 2011. Services to be provided by the operator are comprehensive and include all operation and maintenance activities. All employees at the San Gabriel Facility are employed by NAES.

The San Gabriel O&M Agreement provides for payment of reimbursable costs, operating costs and an operator payment on a monthly basis. Reimbursable costs include such items as relocation and recruitment expenses for on-site personnel and the cost of operator's insurance. Operating costs include equipment, material supplies, consumables, spare parts, office expenses, utilities, training, contractors, permit fees, payroll and other similar costs. The operator payment includes a management fee, project management fee and an incentive payment.

GE Engine Lease Agreement

In order to mitigate the risk of engine failure, Ripon has entered into a service lease agreement for the San Gabriel Facility with GE (the "San Gabriel GE Lease") under which GE is to repair or deliver a replacement engine to Ripon within certain specified time periods after notice from Ripon of an engine failure. Under the San Gabriel GE Lease, Ripon pays an annual fee plus a usage fee for each week that the replacement engine is used. The San Gabriel GE Lease runs through July 31, 2007 but may be terminated by either party in the event of a material breach by the other party. The San Gabriel GE Lease provides for liquidated damages in the event GE fails to perform subject to caps and limitations.

IHI Turbine Sub-Assembly Lease Agreement

In order to mitigate the risk of turbine failure, Ripon has entered into a turbine sub-assembly lease agreement for the San Gabriel Facility with IHI (the "San Gabriel IHI Lease") under which IHI is providing replacement parts for the turbine sub-assembly on-site. Under the San Gabriel IHI Lease, Ripon pays a base fee plus a usage fee for each week that the replacement turbine sub-assembly is used based on a fee schedule. The San Gabriel IHI Lease runs through April 30, 2009 and automatically renews for one additional 5 year term unless either party provides the other party with written notice of its intention not to renew. The San Gabriel IHI Lease may be terminated by either party for convenience with six months written notice or in the case of a breach by the other party. The San Gabriel IHI Lease contains certain limitations on IHI's liability for failure to perform.

Operating History

The following table sets out the historical generation, steam sales, availability and heat rate information for the San Gabriel Facility, as confirmed by the independent engineering due diligence assessment conducted by Stone and Webster Consultants.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Net generation (MWh)	273,341	311,672	319,269	229,987	285,430
Steam sales (thousands of lbs)	227,615	254,185	221,207	288,811	499,759
Annual operating factor	80.2%	92.9%	93.8%	68.0%	77.1%
Peak operating factor	98.4%	97.6%	100.0%	99.4%	100.0%
Heat rate (BTU/kWh)	10,117	9,958	9,852	10,516	11,251

INDEPENDENT ENGINEERS' REPORT

Stone and Webster Consultants were retained by the Fund to conduct an independent engineering due diligence assessment of the Ripon and San Gabriel Facilities.

In its report (the "Stone and Webster Report") dated June 28, 2005, Stone and Webster presented the results of its technical review of the Ripon and San Gabriel Facilities based on: (i) extended site visits; (ii) a review of the data, information and analyses made available to Stone and Webster Consultants; and (iii) Stone and Webster Consultants knowledge and experience with electric generating facilities of the same type as the Ripon and San Gabriel Facilities. Stone and Webster Consultants provided assistance and consulting services to the Fund in the following areas: (i) assessment of the condition of the Ripon and San Gabriel Facilities; (ii) analysis of recent improvements and major maintenance activities; (iii) review of the performance and reliability of the Ripon and San Gabriel Facilities; (iv) evaluation of the operation and maintenance costs; (v) remaining life assessment beyond the initial PPA contract terms; (vi) assessment of the environmental condition, compliance history, and performance requirements; and (vii) technical requirements in the revenue contracts.

The following is a summary of the principal conclusions contained in the Stone and Webster Report. For a complete understanding of the estimates, assumptions, and calculations upon which these findings and conclusions are based, the Stone and Webster Report, available on SEDAR, should be read in its entirety.

(a) The technology employed to generate electricity and steam is based on the combustion of natural gas in a LM5000 aeroderivative combustion turbine generator supplied by GE. The steam is produced in a waste heat boiler. The technology is simple in operation and has a proven track record. The LM5000 has experienced a number of mechanical issues in its lifetime, typical of most power generation equipment. It is believed that GE has addressed these problems via various technical solutions. However, a vigilant maintenance program is essential in ensuring timely identification of wear and stress prior to failure of stressed components.

(b) The two keys to the reliable operation of the Ripon and San Gabriel Facilities are a comprehensive inspection and maintenance program and the replacement engine lease program with GE. In addition, an additional replacement equipment agreement was entered into with IHI for the power turbine and related equipment. A review of the last five years of operating history indicates a highly reliable operation.

(c) The Ripon and San Gabriel Facilities are of a relatively simple design. Aside from the combustion and power turbines, the major components include the generator, the heat recovery steam generator, gas compressors, and water treatment equipment. A review of the last five years of operating records has not revealed any significant deterioration of the condition or performance of this equipment.

(d) Recent capital improvements to the Ripon Facility include the inlet air chiller, replacement auxiliary boiler, and auxiliary boiler low nitrogen oxides ("NOx") burner retrofits. The San Gabriel Facility has had a low NOx burner retrofit, a control system upgrade, and the implementation of full steam

injection into the combustion turbines. These improvements have allowed additional generation, mitigated risks, or addressed environmental requirements.

(e) The maximum net output of the Ripon Facility is 49 MW and it has averaged between 43 MW and 46 MW on an annual average basis. The maximum net output of the San Gabriel Facility was 41 MW prior to the recent steam injection upgrade. The average annual output has been 38.6 MW. Since the steam injection upgrade, the net output of the facility has increased by 1.5 to 2 MW.

(f) The thermal efficiency or heat rate of both facilities is tied to the combustion turbine performance and the use of supplemental natural gas for raising additional steam. For the Ripon Facility, the annual average heat rate has ranged from approximately 9,350 Btu/kWh to 9,500 Btu/kWh. This range is expected to continue. For the San Gabriel Facility, the annual average heat rate has ranged from 9,850 Btu/kWh to 10,150 Btu/kWh. The recent upgrades at the San Gabriel Facility combined with operational improvements should reduce the heat rate somewhat.

(g) Operation and maintenance of the Ripon and San Gabriel Facilities is performed by a third party operator, NAES. NAES is an experienced operator with sufficient experience in the operation of gas-fired combustion turbine facilities to properly operate the Ripon and San Gabriel Facilities.

(h) Major maintenance appears to have been performed on a regular basis with recent overhauls completed on both combustion turbines.

(i) The Ripon PPA is a Standard Offer #4 Agreement with PG&E. In order to receive capacity payments, the facility must supply 42 MW of capacity to PG&E. Capacity bonus payments can be realized if the capacity factor during the summer months (June through August) average at least 85% over a period of time. The Ripon Facility is capable of achieving its full capacity payment and most of the available capacity bonus payment.

(j) The San Gabriel PPA is a Standard Offer #2 Agreement with SCE. In order to receive capacity payments, the facility must supply 36 MW of capacity to SCE. Capacity bonus payments can be realized if the capacity factor during the summer months (June through September) average at least 85% over a period of time. The San Gabriel Facility is capable of achieving its full capacity payment and most of the available capacity bonus payment.

(k) Both facilities operate as QFs under the cogeneration facility provisions of PURPA. Based on data provided by the existing owners, both the facilities have met the efficiency and operating standards as established by FERC.

(l) Both the Ripon and San Gabriel Facilities have a remaining useful life at least through the end of the PPA terms. In addition, with appropriate maintenance and capital investment, it is believed that the Ripon and San Gabriel Facilities are capable of operating for at least 20 more years.

(m) The Ripon and San Gabriel Facilities both exclusively fire natural gas. Natural gas is an inherently clean fuel with very low sulphur and particulate emissions. Both Ripon and San Gabriel Facilities use state-of-the-art technology for the control of NOx emissions both from the combustion turbines, the Ripon Facility's auxiliary boiler, and the San Gabriel Facility's duct burners.

(n) The Ripon and San Gabriel Facilities have valid operating permits, or are operating under permit application shields. The Ripon and San Gabriel Facilities have been operated in material compliance with their respective permit requirements. Several Notices of Violation have been issued over the last four years, most recently in May 2005 for the San Gabriel Facility. These notices of violation have been relatively minor in nature and have been satisfactorily addressed.

SUMMARY OF CASH AVAILABLE FOR DISTRIBUTION[1]

	Pro Forma Countryside Power Income Fund For the twelve months ended December 31, 2004[2]
	(000's except per trust unit amounts)
Net income	$ 9,080
Add items not involving cash:	
Depreciation and amortization	12,928
Unrealized loss on interest rate swap	60
Provision for future income taxes	577
Accretion of Debentures — liability component[3]	220
Cash flow from operations before working capital changes	22,865
Add back:	
Receipt of principal on USEB loans	1,650
Deduct:	
Purchases of capital assets for regular operations[4]	(1,621)
Royalty interest[5]	(202)
Distributable Cash	22,692
Adjustment for incremental costs[6]	(1,042)
Adjusted Distributable Cash	$ 21,650
Per Unit	
Units outstanding[7]	19,625,366
Distributable Cash per Unit	1.1032
Distributions declared	20,312
Distributions declared per Unit[8]	1.035
Pro forma payout ratio	93.8%

Notes:

(1) Distributable Cash and Adjusted Distributable Cash are not measures under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Management believes that distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

(2) After giving effect to the Acquistion and the Offering.

(3) Canadian GAAP requires separate accounting for the equity and liability component of the Debentures. Included in the interest expense on the pro forma consolidated statement of income for the year ended December 31, 2004, is a non-cash charge related to the accretion of the liability component of the Debentures of $220.

(4) Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures for the period noted above was $3,721 for the year ended December 31, 2004.

(5) As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders, royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB. This method of calculating distributable cash was adopted retroactively in the three-month period ended March 31, 2005. Prior to January 1, 2005, distributable cash included royalty interest income as earned.

(6) Adjustment reflects additional costs that the Fund expects to incur as a result of the investment in Ripon which is not accounted for in the pro forma consolidated financial statements of the Fund for the year ended December 31, 2004 as presented in this prospectus.

(7) Assumes that 4,720,000 units are issued in connection with this prospectus.

(8) The Fund announced an increase in distributions to $1.035 on an annualized basis on September 23, 2005.

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets forth the consolidated capitalization of the Fund as at the dates indicated:

Designation (Authorized)	As at December 31, 2004 before giving effect to the Acquisition and Offering	As at June 30, 2005 after giving effect to the Acquisition and before the Offering	As at June 30, 2005 after giving effect to the Acquisition and Offering
	(000's)	(000's)	(000's)
Indebtedness			
Bank indebtedness	—	$ 2,000	$ 2,000
Long-term debt[(1)]	$ 30,000	$ 150,911	$ 46,000
Debentures[(1)] — liability component	—	—	$ 65,611
Total indebtedness	**$ 30,000**	**$ 152,911**	**$ 113,611**
Unitholder's equity			
Trust units	$ 136,350	$ 136,350	$ 177,275[(2)]
Debentures[(1)] — equity component	—	—	$ 1,786
Units issued (Authorized — Unlimited)	14,905,366	14,905,366	19,625,366

Notes:

(1) Converted at the June 30, 2005 closing exchange rate of $1.2254/U.S. dollar.

(2) Includes net proceeds of the offering of Units of $40,925, net of commissions and transaction costs.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are listed on the Toronto Stock Exchange under the trading symbol COU.UN. The following table sets for the closing price range and trading volume of the Units from April 8, 2004 (the initial listing date of the Units) to October 24, 2005.

Period	High	Low	Volume
2004			
April 8 — April 30	$ 9.54	$9.00	4,454,924
May	$ 9.45	$8.74	1,150,645
June	$ 9.20	$8.94	1,184,187
July	$ 9.23	$8.94	991,216
August	$ 9.30	$9.04	793,906
September	$ 9.28	$9.03	1,142,265
October	$ 9.26	$9.00	682,297
November	$ 9.05	$8.75	930,520
December	$ 9.28	$8.73	1,359,944
2005			
January	$ 9.40	$8.97	548,663
February	$ 9.40	$9.26	712,822
March	$ 9.29	$8.82	759,059
April	$ 9.26	$8.92	392,896
May	$ 9.39	$9.05	525,542
June	$ 9.29	$9.02	519,513
July	$ 9.70	$9.16	636,739
August	$10.50	$9.60	1,187,974
September	$10.48	$9.40	715,863
October 1 — October 24	$10.14	$8.78	1,073,887

Source: *Bloomberg Financial Markets*

On October 24, 2005, the last trading day prior to the announcement of this Offering, the closing price of the Units on the TSX was $9.74.

RECORD OF CASH DISTRIBUTIONS AND DISTRIBUTION POLICY

The following table sets forth the per Unit amount of monthly cash distributions paid by the Fund since April 2004.

Period	Distribution per Unit
2004	
May	$0.0655
June	$0.0854
July	$0.0854
August	$0.0854
September	$0.0854
October	$0.0854
November	$0.0854
December	$0.0854
2005	
January	$0.0855
February	$0.0854
March	$0.0854
April	$0.0854
May	$0.0854
June	$0.0854
July	$0.0855
August	$0.0854
September	$0.0854

Distributions are declared quarterly and payable to Unitholders of record on the last business day of each month, and are paid on the last day of the month following the declaration, or if that is not a business day, the immediately following business day. On September 23, 2005, the Fund announced an increase in monthly distributions of $0.01 per Unit annually.

EARNINGS COVERAGE RATIO

The *pro forma* earnings coverage ratio set forth below has been prepared using *pro forma* financial information which has been prepared in accordance with Canadian GAAP. The *pro forma* earnings assume that there are no additional earnings derived from the net proceeds of the sale of the Debentures. Earnings coverage is equal to net income before interest expense on all long term debt and income taxes.

In accordance with the presentation and measurement requirements of Canadian GAAP and after giving effect to the Offering and the Acquisition, the Fund's *pro forma* interest requirements would have amounted to $7,072,000 and $7,217,000 for the 12 months ended December 31, 2004 and June 30, 2005, respectively. The Fund's *pro forma* earnings before interest and income tax for the 12 months ended December 31, 2004 and June 30, 2005, respectively, would have been approximately $17,353,000 and $15,818,000, which is 2.45 and 2.19 times the Fund's *pro forma* interest requirements for the period.

The calculations in the previous paragraph include in the *pro forma* interest requirements, the accretion of the liability component of the convertible debentures of $220,000 and $222,000 for the 12 months ended December 31, 2004 and June 30, 2005 respectively. If the Debentures had been accounted for in their entirety as debt for the purpose of calculating the *pro forma* earnings coverage ratio above, the interest requirements would have excluded the accretion charge of $220,000 and $222,000 respectively. The Fund's *pro forma* interest requirements would have amounted to $6,852,000 and $6,995,000 for the 12 months ended December 31, 2004 and June 30, 2005 respectively. The Fund's *pro forma* earnings before interest and income tax for the 12 months ended December 31, 2004 and June 30, 2005 would have been the same as reflected in the above calculation, which is $17,353,000 and $15,818,000 respectively, which would have been 2.53 and 2.26 times the Fund's *pro forma* interest requirements for the period.

USE OF PROCEEDS

The gross proceeds from the Offering of approximately $44 million of Units and US$55 million aggregate principal amount of Debentures will be used by the Issuer, directly or indirectly, for the following purposes and U.S. dollar amounts are converted to Canadian dollars at the October 25, 2005 exchange rate:

1. The Fund will use the proceeds from the issuance of Units to: (i) subscribe for common shares of Countryside Canada and Countryside Canada Notes; and (ii) pay underwriting commissions and other transaction expenses of approximately $3.2 million.

2. Countryside Canada will use the proceeds from the issuance of the Debentures and the subscription by the Fund for common shares and Countryside Canada Notes to: (i) repay the Countryside Acquisition Loan and make an intercompany loan to Countryside Acquisition; (ii) subscribe for the Countryside Holding Note (as described below); (iii) pay underwriting commissions of approximately $2.6 million; and (iv) subscribe for common shares of Countryside Holding.

3. Countryside Acquisition will use the proceeds from the repayment of the Countryside Acquisition Loan and the intercompany loan provided by Countryside Canada to repay approximately $32 million of the outstanding balance under the Amended Credit Facility.

4. Countryside Holding will use the proceeds from the subscription by Countryside Canada for common shares and the Countryside Holding Note (as described below) to: (i) acquire the Ripon Loan; (ii) pay transaction expenses of approximately $1.5 million (including swap breakage fees of US$425,000 in connection with the Ripon Loan); and (iii) fund general working capital expenses.

MODIFIED MANAGEMENT ARRANGEMENTS

Management Agreement

Under the Management Agreement, the Manager will be engaged to provide or cause to be provided management and administrative services to Countryside Holding and its direct and indirect subsidiaries, and to the extent such services are requested and not provided by Countryside Canada Ventures Inc. (the "Administrator") under the Administration Agreement, Countryside Canada. These management and administrative services will include: (i) monitoring and managing the investments of Countryside Holding and, if requested, Countryside Canada and reporting to the directors of Countryside Holding or Countryside Canada (as applicable) with respect thereto; (ii) overseeing the operations management of the assets or entities operated and maintained by Countryside Holding and, if requested, Countryside Canada; (iii) developing, implementing and monitoring strategic plans with a view to maintaining and increasing distributions of the Fund over time; (iv) developing, and monitoring compliance with, the annual budget and the annual Distributable Cash forecast of the Fund and reporting to the applicable board of directors thereon; (v) undertaking or supervising the undertaking of treasury, legal and compliance, financing, risk assessment and human resource activities; (vi) preparing management reports, including financial reports, consistent with past practices, in respect of the assets owned by Countryside Holding and, if requested, Countryside Canada, and any future Projects; (vii) negotiating or overseeing the negotiation of material agreements subject to the approval of the governing bodies of the applicable Countryside entities party to such material agreement; (viii) undertaking or supervising the undertaking of the analysis of potential acquisitions, investments and dispositions, reporting to the applicable board of directors thereon and carrying out or supervising the making of such acquisitions, investments and dispositions, subject to any required approvals; (ix) retaining professional advisers on behalf of Countryside Holding or the applicable subsidiary of Countryside Holding and, if requested, Countryside Canada; (x) advising on and negotiating any financings by Countryside Holding and, if requested, Countryside Canada or its applicable subsidiary subject to the approval of the applicable board of directors; (xi) planning and coordinating board meetings of Countryside Holding and, if applicable, Countryside Canada and its other subsidiaries; and (xii) providing such other management and administrative services as Countryside Holding, its subsidiaries and, if requested, Countryside Canada and its subsidiaries may reasonably request in the conduct of the business and as may be reasonably agreed to from time to time between the parties.

Executives

The Manager will be required to provide the services of three qualified individuals with significant experience in the energy and utility infrastructure industry who, in their capacity as officers of the Manager, will provide services that would customarily be provided by senior officers of Countryside Holding, Countryside Canada and its affiliates (together, the "Executives"). Appointments by the Manager to provide such services will be subject to the approval of the directors of Countryside Holding and Countryside Canada, which approval shall not unreasonably be withheld. If any Executive ceases to be an Executive, the directors of Countryside Holding and Countryside Canada will be provided with prompt notice of this change and will be permitted to participate in the recruitment and identification of a replacement individual. In carrying out their duties on behalf of the Manager under the Management Agreement, the Executives will act honestly and in good faith with a view to the best interests of Countryside Holding and Countryside Canada and will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Restrictions on Manager's Powers and Authorities

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of a majority of the directors of Countryside Holding and, if services are being provided to Countryside Canada at the request of Countryside Canada, without first obtaining the approval of a majority of the directors of Countryside Canada. These include: (i) adopting or amending the annual budget of the Fund or taking any action that would be reasonably likely to cause a material deviation from the annual budget; (ii) taking, initiating or consenting to any action that would be reasonably likely to result in a material deviation from the Distributable Cash forecast; (iii) in one or in a series of related transactions, disposing of or consenting to the disposition of any of Countryside Holding's or, if applicable, Countryside Canada's assets with a value in excess of 1% of the gross assets of Countryside Holding, Countryside Canada and their subsidiaries at the time of such disposition; (iv) raising capital or debt by way of an issuance of securities of Countryside Holding or, if applicable, Countryside Canada; or (v) in one or in a series of related transactions, acquiring any material assets or making any material investments by or on behalf of Countryside Holding or, if applicable, Countryside Canada, in each case, with a value in excess of 1% of the gross assets of Countryside Holding or, if applicable, Countryside Canada and its subsidiaries at the time of such acquisition or investment. Without first obtaining the approval of a majority of the directors of Countryside Holding (and, if applicable, Countryside Canada) who are independent of the Manager and its affiliates, the Manager shall not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any terms of the Management Agreement.

Fees and Payment of Expenses

(i) Base Fee

In consideration for providing the management and administrative services under the Management Agreement, the Manager shall be entitled to reimbursement from Countryside Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services described above so long as such costs and expenses are incurred in accordance with the annual budget of the Fund and are otherwise permitted or required under the Management Agreement. The Manager shall not be reimbursed under the Management Agreement for the costs and expenses incurred in connection with the origination, structuring or development of energy and utility infrastructure projects except as expressly set out below. Unless otherwise agreed between the parties, the Manager shall be entitled to a minimum aggregate expense reimbursement of US$775,000, representing the annual compensation paid to the Executives (the "Base Salary"), as well as all associated costs, including wage burden and the cost of providing benefits to the executives (collectively the "Base Compensation"). Countryside Holding made an initial reimbursement payment to the Manager upon the execution and delivery of the Management Agreement equal to (i) the amount Countryside Holding would have been obligated to reimburse the Manager for annual base wage compensation and all associated costs if the Management Agreement had been effective for the period from July 1, 2005 to November 1, 2005; less (ii) the amount of payments actually made and to be made by Countryside U.S. Power, Inc. for salaries and all associated costs for the current executive officers for such period. The Base Compensation will be subject to

annual review and periodic adjustment as negotiated and agreed to in good faith by the directors of Countryside Holding, Countryside Canada and the Manager from time to time and subject to independent reviews by third party compensation experts. The Manager shall also be entitled to reimbursement of expenses incurred in good faith in the origination, development and structuring of Development Assets (as defined below), on a cost recovery basis, for investment opportunities in which Countryside Holding, Countryside Canada or their affiliates commit to invest in accordance with the Management Agreement (including the acquisition of Ripon Power). The Manager will not be reimbursed for costs and expenses incurred in connection with the origination, structuring and development of assets or projects that Countryside does not commit to invest in or acquire under the Management Agreement; provided that, if Countryside does commit to invest in or acquire an asset or project and, for whatever reason, such investment or acquisition is not completed, the Manager and Countryside shall share equally in the expenses incurred until the date of commitment.

(ii) Short-Term Incentive Plan

In addition to the Base Compensation and other expense reimbursement, Countryside Holding and, if applicable, Countryside Canada, will also reimburse the Manager for payments made by the Manager to the Executives under a short-term incentive plan ("STIP") to be adopted by the Manager that is consistent with the terms and conditions of the Management Agreement. Countryside Holding, and if applicable, Countryside Canada will reimburse the Manager an amount in respect of the STIP equal to 50% of the Base Compensation ("STIP Pool"), provided that payments will be made based on: (i) meeting certain objectives relating to managing Countryside that are recommended annually by the Manager and subject to the approval of the directors of Countryside Holding and, if applicable, the compensation committee of Countryside Canada in their discretion (the "Operating Objectives"); and (ii) successfully sourcing and consummating an acquisition or investment on behalf of Countryside (the "Acquisition Objective"). In each year, 25% and 75% of the STIP Pool will be available to reimburse the Manager for payments made for achieving the Operating Objectives and the Acquisition Objective, respectively. However, the payment to reimburse the Manager for meeting the Acquisition Objective shall not be less than US$291,000 in each year. The STIP Pool is non-cumulative from year to year. The Manager will be reimbursed by Countryside Holding and/or Countryside Canada: (i) for meeting the Operating Objectives, by payment of both freely tradeable Units and cash; and (ii) for meeting the Acquisition Objective (including the acquisition of Ripon) by cash payment only, in accordance with the conditions described in the Management Agreement. Any Units delivered to the Executives under the STIP will be required to be held until the earlier of the termination of the Management Agreement or the termination of the Executive's involvement with the Manager.

(iii) Long-Term Incentive Plan

The Manager or a designated affiliate will be entitled to receive a long-term incentive plan payment (the "LTIP Interest") in the form of a subordinated interest in each new asset, company or investment (including Ripon Power) acquired or made, directly or indirectly, by Countryside Holding, Countryside Canada or their affiliates and originated, structured or developed through the efforts of the Manager or an Affiliate of the Manager (a "Development Asset"). At the time of approval of any acquisition of, or investment in, a Development Asset by the directors of Countryside Holding or Countryside Canada, as applicable, the Manager will submit to the applicable directors a calculation of the base level distribution (the "Base Level Distribution") that is required to be paid to Countryside Holding or Countryside Canada (as applicable) by the Development Asset to reflect the cost of interest payments on third party debt incurred, and unitholder distributions on equity raised, to fund the purchase of the Development Asset. The directors of Countryside Holding or Countryside Canada (as applicable) will approve the Base Level Distribution at the time of the approval of the acquisition of a Development Asset or the associated financing, subject to adjustment based on the actual pricing achieved at closing of the acquisition of the Development Asset or the associated financing transaction. The Manager or its applicable affiliate will be entitled to a distribution from the Development Asset of operating cash flow equal to 25% of the cash distributions made by the Development Asset in excess of the Base Level Distribution. Payments to the Manager will be made at the same time as the distribution is made to Countryside Holding or Countryside Canada or their affiliates (as applicable). In the event that a Development Asset owned by Countryside Holding, Countryside Canada or their affiliates (as applicable) makes a distribution of proceeds from capital transactions such as asset sales or recapitalizations, the Manager will be entitled to a 25% share of the capital distribution in excess of an amount required to be paid to Countryside Holding or Countryside

Canada or their subsidiary to repay its equity and debt investment in the Development Asset. In the event that, at any time, the Fund reduces its monthly distribution on Units due to a shortfall in Distributable Cash to an amount of less than $0.0854 per unit, up to 25% of the distributions under the aggregate LTIP Interest to be paid during any month in which a shortfall exists shall be subject to reduction to fund the shortfall. For any month that distributions to unitholders of the Fund are equal to or in excess of $0.0854 per unit, no reductions of the LTIP Interest shall be made.

(iv) Exchange Options

Countryside Holding or Countryside Canada (if applicable) will have an option ("Exchange Option") to acquire all or part of the Manager's LTIP Interest in any Development Asset by paying to the Manager unrestricted and freely tradable Units at any time after 24 months of the date of closing of the acquisition of the Development Asset, at a price equal to the average annualized distributions (including distributed cash and undistributed cash held in the entity owning the Development Asset) which the Manager is entitled to receive under the applicable project agreements described in the Management Agreement from the associated LTIP Interest divided by the yield on Units on the date of exercise of the Exchange Option at the Current Market Price. The Manager will have an Exchange Option to convert all or part of an LTIP Interest in any Development Asset on the basis set out above unless there is a Change of Control in which case the Manager may exercise the Exchange Option at the Current Market Price within 12 months of such Change of Control. In the event that Countryside decides to engage in a transaction respecting any Development Asset that would constitute a change of control as to such Development Asset or the entity owning such Development Asset and in which the Manager retains an LTIP Interest, Countryside Holding or Countryside Canada (as applicable) will have the option of acquiring such interest (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset) and the Manager will have the option of exchanging such interest (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset).

Right of First Opportunity

The Manager and its affiliates will provide Countryside Holding or Countryside Canada (as applicable) with the first opportunity to purchase any asset, entity or investment that would meet the investment criteria for Countryside and the Fund (an "Acquisition Opportunity") that it: (i) develops (whether on behalf of Countryside or not); or (ii) owns or controls, provided that no right of first opportunity will be required to be provided for an Acquisition Opportunity if the terms of any agreement governing the Acquisition Opportunity prevent the Manager or its affiliate from providing such right. Countryside Holding or Countryside Canada (as applicable) will have a period of 30 calendar days, from and including the date it receives notice of the Acquisition Opportunity, to advise the Manager or its affiliate that it wishes to pursue the Acquisition Opportunity. If Countryside Holding or Countryside Canada, as applicable, does not provide notice of its intention to pursue the Acquisition Opportunity within 30 calendar days of the date of notice by the Manager, the Manager will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account. Countryside Holding or Countryside Canada, as applicable, has a period of 60 days of such notice to enter into a binding agreement to purchase or invest in the Acquisition Opportunity once it commits to such Acquisition Opportunity provided that Countryside Holding or Countryside Canada will notify the Manager promptly if it decides to cease pursuit of the opportunity prior to the expiration of such 60 day period. If Countryside has not entered into a binding agreement to purchase or invest in the Acquisition Opportunity during such period or provides notice that it no longer wishes to pursue the opportunity, the Manager or its affiliates will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account, subject to certain reimbursement obligations with respect to Countryside Holding or Countryside Canada (as applicable). If the Manager or its affiliate has provided Countryside Holding or Countryside Canada (as applicable) with an opportunity to purchase an Acquisition Opportunity and Countryside Holding or Countryside Canada, as applicable, decided not to invest in such opportunity or did not enter into a binding agreement of purchase and sale within the prescribed time, the Manager shall not be obligated to provide Countryside Holding or Countryside Canada with a further right of first opportunity to invest in such Acquisition Opportunity in the event that the Manager invested in, or otherwise acquired an interest in or proceeded to develop, such Acquisition Opportunity. The Manager is

Canada or their subsidiary to repay its equity and debt investment in the Development Asset. In the event that, at any time, the Fund reduces its monthly distribution on Units due to a shortfall in Distributable Cash to an amount of less than $0.0854 per unit, up to 25% of the distributions under the aggregate LTIP Interest to be paid during any month in which a shortfall exists shall be subject to reduction to fund the shortfall. For any month that distributions to unitholders of the Fund are equal to or in excess of $0.0854 per unit, no reductions of the LTIP Interest shall be made.

(iv) Exchange Options

Countryside Holding or Countryside Canada (if applicable) will have an option ("Exchange Option") to acquire all or part of the Manager's LTIP Interest in any Development Asset by paying to the Manager unrestricted and freely tradable Units at any time after 24 months of the date of closing of the acquisition of the Development Asset, at a price equal to the average annualized distributions (including distributed cash and undistributed cash held in the entity owning the Development Asset) which the Manager is entitled to receive under the applicable project agreements described in the Management Agreement from the associated LTIP Interest divided by the yield on Units on the date of exercise of the Exchange Option at the Current Market Price. The Manager will have an Exchange Option to convert all or part of an LTIP Interest in any Development Asset on the basis set out above unless there is a Change of Control in which case the Manager may exercise the Exchange Option at the Current Market Price within 12 months of such Change of Control. In the event that Countryside decides to engage in a transaction respecting any Development Asset that would constitute a change of control as to such Development Asset or the entity owning such Development Asset and in which the Manager retains an LTIP Interest, Countryside Holding or Countryside Canada (as applicable) will have the option of acquiring such interest (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset) and the Manager will have the option of exchanging such interest (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset).

Right of First Opportunity

The Manager and its affiliates will provide Countryside Holding or Countryside Canada (as applicable) with the first opportunity to purchase any asset, entity or investment that would meet the investment criteria for Countryside and the Fund (an "Acquisition Opportunity") that it: (i) develops (whether on behalf of Countryside or not); or (ii) owns or controls, provided that no right of first opportunity will be required to be provided for an Acquisition Opportunity if the terms of any agreement governing the Acquisition Opportunity prevent the Manager or its affiliate from providing such right. Countryside Holding or Countryside Canada (as applicable) will have a period of 30 calendar days, from and including the date it receives notice of the Acquisition Opportunity, to advise the Manager or its affiliate that it wishes to pursue the Acquisition Opportunity. If Countryside Holding or Countryside Canada, as applicable, does not provide notice of its intention to pursue the Acquisition Opportunity within 30 calendar days of the date of notice by the Manager, the Manager will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account. Countryside Holding or Countryside Canada, as applicable, has a period of 60 days of such notice to enter into a binding agreement to purchase or invest in the Acquisition Opportunity once it commits to such Acquisition Opportunity provided that Countryside Holding or Countryside Canada will notify the Manager promptly if it decides to cease pursuit of the opportunity prior to the expiration of such 60 day period. If Countryside has not entered into a binding agreement to purchase or invest in the Acquisition Opportunity during such period or provides notice that it no longer wishes to pursue the opportunity, the Manager or its affiliates will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account, subject to certain reimbursement obligations with respect to Countryside Holding or Countryside Canada (as applicable). If the Manager or its affiliate has provided Countryside Holding or Countryside Canada (as applicable) with an opportunity to purchase an Acquisition Opportunity and Countryside Holding or Countryside Canada, as applicable, decided not to invest in such opportunity or did not enter into a binding agreement of purchase and sale within the prescribed time, the Manager shall not be obligated to provide Countryside Holding or Countryside Canada with a further right of first opportunity to invest in such Acquisition Opportunity in the event that the Manager invested in, or otherwise acquired an interest in or proceeded to develop, such Acquisition Opportunity. The Manager is

required to keep the directors of Countryside Holding informed of all potential Acquisition Opportunities it is pursuing and is required to provide quarterly updates to the directors of Countryside Holding on such activities.

Term and Termination

The Management Agreement will have an initial 20-year term and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then current term, a majority of the directors of each of Countryside Holding and Countryside Canada who are independent of the Manager determine that the Management Agreement will not be renewed and notify the Manager accordingly. The Manager shall have the right to immediately terminate the Management Agreement in circumstances of: (i) bankruptcy, insolvency or receivership of Countryside Holding or Countryside Canada; or (ii) a default by Countryside Holding or Countryside Canada in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a *force majeure* event) which is not cured within 60 days of written notice being given by the Manager to Countryside Holding or Countryside Canada of the default (subject to certain exceptions) or if such default is not reasonably capable of being cured within 60 days, Countryside Holding or Countryside Canada, as applicable, has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days. Countryside Holding or Countryside Canada shall have the right to immediately terminate the Management Agreement in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, wilful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a *force majeure* event) which is not cured within 60 days of written notice being given by Countryside to the Manager of the default, or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days.

In addition, the Manager may terminate the Management Agreement (i) at any time after the first five years of the term of the Agreement or (ii) at any time within one year of a Change of Control, upon 180 days' written notice to Countryside Holding and Countryside Canada. In the event of such a termination, the Manager will be entitled to reimbursement from Countryside Holding and Countryside Canada for actual reasonable costs associated with termination. Countryside Holding and Countryside Canada will have the right to jointly terminate the Management Agreement at any time after the first five years of the term of the Management Agreement with the payment to the Manager of a fee equal to (i) its actual costs associated with the termination plus an amount equal to two times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving the Operating Objectives or, (ii) if such termination occurs within 12 months of a Change of Control, 2.9 times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving certain stated operating objectives. In the event of a Change of Control, Countryside Holding and Countryside Canada will have the right to jointly terminate the Agreement at any time with the payment to the Manager of a fee calculated in accordance with the provisions of the Management Agreement. Termination of the Management Agreement will not affect, among other things, the Exchange Options (subject to certain specified exceptions) or payment obligations of Countryside Holding or, if applicable, Countryside Canada, under the LTIP. On termination of the Management Agreement, any LTIP Interest outstanding at that time shall continue for a period expiring on the date that is 20 years from the date of acquisition of the Development Asset for which the LTIP Interest was issued.

Administration Agreement

Under the Administration Agreement, the Administrator will be engaged to provide or cause to be provided management and administrative services to the Fund and Countryside Canada. The Administrator shall be responsible for providing the following services to the Fund and Countryside Canada: (i) monitoring and managing the investments and operations of the Fund and Countryside Canada and reporting to the Trustees and the directors of Countryside Canada with respect thereto (provided that it is acknowledged that the Administrator is not responsible for operating the Business); (ii) submitting all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings to the Trustees in sufficient time prior

to the dates upon which they must be delivered to unitholders and/or filed so that the Trustees have a reasonable opportunity to review them, approve them and return them to the Administrator, and arrange for their delivery to unitholders and/or filing within the time required by applicable law; (iii) ensuring compliance by the Fund with all applicable securities laws; providing investor relations services to the Fund; preparing and providing or causing to be provided to unitholders on a timely basis all information to which unitholders are entitled under the declaration of trust of the Fund and under applicable law, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund; (iv) ensuring compliance with the Fund's limitations on foreign ownership; (v) assisting the Trustees in connection with any offerings of Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time; (vi) assisting Countryside Canada with the analysis of potential acquisitions, investments and dispositions and reporting to the directors of Countryside Canada with respect thereto; (vii) at the direction of the directors of Countryside Canada, assisting with the making of acquisitions, investments and dispositions; (viii) planning and coordinating meetings of the Trustees and the board of directors of Countryside Canada; and (ix) providing such other management and administrative services as the Fund and Countryside Canada may reasonably require as may be agreed to from time to time between the parties.

In carrying out the services described above, the Administrator and its affiliates will be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. The Administrator shall discharge the duties conferred upon it hereunder with the same degree of diligence and care that a reasonably prudent manager and administrator of a business substantially similar to the Business, and having responsibilities of a similar nature to those hereunder, would exercise in comparable circumstances.

The Administration Agreement shall remain in effect for so long as the Management Agreement remains in effect. The Administration Agreement may be terminated by either the Administrator or the Fund and Countryside Canada if the other party commits an event of default described under "— Management Agreement" above. In addition, the Administrator may terminate the Administration Agreement upon 180 days' written notice to the Fund and Countryside Canada. The Fund and Countryside Canada will have the right to jointly terminate the Administration Agreement at any time after the first five years.

DESCRIPTION OF THE FUND

Declaration of Trust

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust. It is intended that the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Declaration of Trust, which summary is not intended to be complete. Reference is made to the Declaration of Trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The Declaration of Trust provides that the Fund is restricted to:

(i) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of Countryside Canada and other corporations, partnerships, trusts or other persons engaged, directly or indirectly, in the business of energy generation, as well as activities ancillary thereto, and such other investments as the Trustees may determine;

(ii) temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units or other securities of the Fund and making distributions to Unitholders;

(iii) issuing Units and other securities of the Fund (including securities convertible or exchangeable into Units, or warrants, options or other rights to acquire Units or other securities of the Fund) (a) for obtaining funds to conduct the activities of the Fund, including raising funds for acquisitions and

development; (b) in satisfaction of any non-cash distribution; or (c) pursuant to any distribution reinvestment plans, long-term incentive plan or other compensation plans, if any, established by the Fund, Countryside Canada or their respective subsidiaries;

(iv) issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Fund) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of its assets as security;

(v) guaranteeing the payment of any indebtedness, liability or obligation of the Fund, Countryside Canada or any of their respective subsidiaries or the performance of any obligation of any of them, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of its assets as security for such guarantee, and subordinating its rights under the Countryside Canada Notes to other indebtedness;

(vi) disposing of any part of the assets of the Fund;

(vii) issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Fund;

(viii) repurchasing securities issued by the Fund, subject to the provisions of the Declaration of Trust and applicable laws;

(ix) satisfying the obligations, liabilities or indebtedness of the Fund; and

(x) undertaking all other usual and customary actions for the conduct of the activities of the Fund in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by the Declaration of Trust,

provided the Fund will not undertake any activity, take any action, omit to take any action or make any investment which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act, or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Issuance of Units

The Declaration of Trust provides that Units may be issued at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine. Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis. The Declaration of Trust also provides that immediately after any *pro rata* distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated so that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax thereon and the consolidation will not result in those non-resident Unitholders holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post-consolidation Units.

The Trustees may refuse to allow the issue or register the transfer of any Units, where such issuance or transfer would, in their opinion, adversely affect the treatment of the Fund or the companies in which it invests under applicable Canadian and/or U.S. tax legislation. See "— Limitation on Non-Resident Ownership" and "Certain Canadian Federal Income Tax Considerations".

As of the date of this prospectus, there are 14,905,366 Units issued and outstanding. To the knowledge of management, based on publicly available filings, the following persons beneficially own, or exercise control or direction over, securities carrying more than 10% of the votes attached to the issued and outstanding Units: (i) Bloom Investment Counsel, Inc. (1,730,000 Units) and Sentry Select Capital Corp. (1,595,502 Units).

Cash Distributions

The Fund makes monthly cash distributions on a per Unit basis to the Unitholders equal to a *pro rata* share of interest and principal repayments on the Countryside Canada Notes and dividends or distributions on or in respect of the common shares of Countryside Canada owned by the Fund, less:

- administrative expenses and other obligations of the Fund;
- amounts which may be paid by the Fund in connection with any cash redemptions of Units; and
- any tax liability of the Fund.

Under the terms of the Countryside Canada Notes, interest is accrued at 10.95% and is to be paid monthly within 32 days following the end of each month. The Fund will make additional distributions in excess of the monthly distributions during the year to the extent of available cash, as determined by the Trustees.

Any income of the Fund which is applied to any cash redemptions of Units, or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Those additional Units will be issued under applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. See "— Issuance of Units".

Monthly distributions are declared quarterly and payable to Unitholders of record on the last business day of each month and are expected to be paid to Unitholders on the last day of the month following the declaration, or if that day is not a business day, the immediately following business day. In all events, any cash, securities, or other property received by the Fund upon the sale, exchange, redemption, cancellation, or other disposition of securities of Countryside Canada will, after appropriate deductions for expenses, be promptly distributed.

Holders of Units who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Units. Non-residents of Canada should consult their own tax advisors regarding the tax consequences of investing in the Units.

Redemption Right

Units are redeemable at any time on demand by the holders. As the Units will be issued in book entry form (see "— Book-Entry Only System"), a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer or broker who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS which will, in turn, be required to forward it to the Fund. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption will be surrendered. If the holder has elected a redemption in cash, subject to the limitations discussed below, the holder will be entitled to receive a price per Unit (the "redemption price") equal to the lesser of:

- 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10-trading day period ending on the date on which the Units were surrendered for redemption (the "redemption date"); and
- 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the redemption date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price, provided that:

- if the applicable exchange or market does not provide a closing price, but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" will be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and
- if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" will be the weighted average of the following prices established for each of the 10 trading days: (i) the weighted average of the last bid and last asking prices of the Units for each day there was no

trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the weighted average of the highest and lowest prices of the Units for each day that there was trading if the market provides only the highest and lowest prices of Units traded on a particular day.

The "closing market price" for the purpose of the foregoing calculation will be:

- an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price;
- an amount equal to the weighted average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or
- the weighted average of the last bid and last asking prices of the Units if there was no trading on that date.

The total redemption price payable by the Fund in respect of all Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that Unitholders will not be entitled to receive cash upon the redemption of their Units if:

- the total amount payable by the Fund in respect of those Units and all other Units tendered for redemption in the same calendar month exceeds $50,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all Units tendered for redemption in any calendar month;
- at the time the Units are tendered for redemption, the outstanding Units are not listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or
- the normal trading of Units is suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the redemption date or for more than five trading days during the 10-day trading period commencing immediately after the redemption date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution *in specie* of a *pro rata* number of common shares of Countryside Canada and Countryside Canada Notes held by the Fund and a *pro rata* share of the Fund's cash and other property (less a *pro rata* share of any accrued liabilities of the Fund). The Fund will be entitled to all interest paid on the Countryside Canada Notes and the distributions paid on the common shares of Countryside Canada on or before the date of the distribution *in specie*. A Unitholder will be entitled to interest that has accrued on the Countryside Canada Notes and has not been paid to the Fund on or before the date of the distribution *in specie*. Where the Fund makes a distribution *in specie* of a *pro rata* number of common shares of Countryside Canada and Countryside Canada Notes and any cash and other property held by the Fund on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the distribution of those properties to the Unitholder.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Units. Common shares of Countryside Canada and/or Countryside Canada Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in common shares of Countryside Canada or Countryside Canada Notes and they may be subject to resale restrictions under applicable securities laws. Common shares of Countryside Canada, Countryside Canada Notes or other property so distributed may not be qualified investments for trusts governed by a Plan, depending upon the circumstances at the time.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders will be called and held annually for the election of Trustees and the appointment of auditors of the Fund. The Declaration of Trust provides that the Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

- the appointment or removal of Trustees;
- the appointment or removal of nominees of the Fund chosen by the Unitholders to serve as directors of Countryside Canada (except filling casual vacancies);
- the appointment or removal of the auditors of the Fund;
- the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;
- the approval of amendments to the Declaration of Trust (but only in the manner described below under "— Amendments to the Declaration of Trust");
- the termination of the Fund;
- the sale of all or substantially all of the assets of the Fund;
- the exercise of certain voting rights attached to the securities of Countryside Canada held by the Fund;
- the termination of the Book-Entry System with respect to the Units;
- the dissolution of the Fund prior to the end of its term; and
- any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval.

No other action taken by Unitholders or any other resolution of the Unitholders at any meeting will in any way bind the Trustees.

A resolution electing or removing nominees of the Fund to serve as directors of Countryside Canada and a resolution appointing or removing the Trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by Unitholders. Any resolution on a matter which is required by securities law, stock exchange rules or other laws or regulations will be required to be passed in accordance with the requirements of such laws, rules or regulations. The balance of the foregoing matters must be passed by a special resolution requiring two-thirds approval (the "Special Resolution").

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy-holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Limitations on Ownership

In order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units (on either a non-diluted or fully-diluted basis). In addition, in order for the Fund to be exempt from the registration requirements as an investment company under the United States Investment Company Act of 1940, as amended (the "1940 Act"), at no time may more than

100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the 1940 Act) be the beneficial owners of the Units, nor may any U.S. person be the beneficial owner of more than 10% of the Units. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustees become aware that either of the foregoing limitations may be contravened, the Trustees will make a public announcement and will not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustees determine either that more than 49% of the Units are held by non-residents (on either a non-diluted or fully-diluted basis), that more than 100 U.S. persons are beneficial owners of Units, or that any U.S. person is the beneficial owner of more than 10% of the Units, the Trustees may send a notice to the non-resident or U.S. holders of Units, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion of their Units within a specified period of not less than 60 days. If the Unitholders receiving the notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not non-residents within that period, the Trustees may, on behalf of those Unitholders, sell those Units and, in the interim, will suspend the voting and distribution rights attached to those Units. Upon that sale, the affected holders will cease to be holders of the Units and their rights will be limited to receiving the net proceeds of the sale.

To avoid having the Fund become subject to the fiduciary and prohibited transaction provisions of ERISA and Section 4975 of the Code, the Declaration of Trust prohibits Units from being beneficially owned by any "ERISA Plan" (which, as described in the glossary to this prospectus, includes plans subject to such statutory provisions and entities that, by regulation, are deemed to hold assets of such plans), and provides that any transferee of beneficial ownership of Units (whether by initial purchase or subsequent transfer) will be deemed to represent to the Fund that it is not an ERISA Plan. Any purported transfer (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange) that, if effective, would result in any ERISA Plan beneficially owning any Units will be void from the date of the purported transfer, and the ERISA Plan that pursuant thereto would purport to have beneficial ownership of the Units will not acquire any interest in the Units. In the event of such a purported transfer, such Units will be transferred to a trust created by Countryside Canada and sold. The ERISA Plan will not have any beneficial interest in the trust, and the ERISA Plan's sole right with respect to the Units that were the subject of the purported transfer to the ERISA Plan will be to receive the net proceeds of sale of such Units by the trust. The Fund may require any person who attempts to acquire Units or who otherwise is purported to beneficially own Units to provide a written statement or affidavit to the Fund stating such information as the Fund may request in order to determine whether such person is an ERISA Plan or not.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by the Trustees with the consent of the Unitholders by Special Resolution. The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund;
- for the sole purpose of providing additional protection for the Unitholders, provided that the Trustees receive a legal opinion from legal counsel to this effect and that such additional protection is the sole purpose of such amendment;
- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;
- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in Canadian federal or provincial or United States federal or state taxation laws; and
- to ensure that the Fund continues to qualify as a "mutual fund trust" for purposes of the Tax Act and that the Units do not constitute "foreign property" for purposes of the Tax Act.

Notwithstanding the previous sentence, the Trustees may not (without a Special Resolution) amend the Declaration of Trust in a manner which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on February 16, 2004. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may by a Special Resolution require the Trustees to commence to wind up the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence to wind-up the affairs of the Fund, the Trustees will give notice to the Unitholders, which notice will designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustees will proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable. Subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, the Trustees will sell and convert into money the common shares of Countryside Canada, Countryside Canada Notes, and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the common shares of Countryside Canada, Countryside Canada Notes and other assets comprising the Fund among the Unitholders in accordance with their *pro rata* interests. If the Trustees are unable to sell all or any of the common shares of Countryside Canada, Countryside Canada Notes or other assets comprising the Fund by the date set for termination, the Trustees may distribute the remaining common shares of Countryside Canada, the Countryside Canada Notes or other assets *in specie* directly to the Unitholders in accordance with their *pro rata* interests, subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for all of the Units and the offeror acquires not less than 90% of all outstanding Units (excluding Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), the offeror will be entitled to acquire all Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Information and Reports

The Fund will furnish to the Unitholders, in accordance with applicable securities laws, all financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of the Unitholders tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide to the Unitholders (along with notice of the meeting) all information as is required by applicable law and by the Declaration of Trust to be provided to the Unitholders.

Trustees of the Fund and the directors, senior officers and other insiders of each of Countryside Canada and any other entities owned directly or indirectly by the Fund will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units of the Fund.

Book Entry Only System

Registration of interests in and transfers of Units will be made only through a book-based system administered by CDS. On the date of closing of the Offering, the Trustees will deliver to CDS one or more certificates representing the total number of Units subscribed for under the Offering. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "CDS participant"). All rights of the Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled will be made or delivered by, CDS or the CDS participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Units are purchased.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS participant) may be limited due to the lack of a physical certificate.

The Fund has the option of terminating registration of the Units through the book entry system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Monitoring of Limitation of Ownership

Because all of the units are held in the name of CDS, it is extremely difficult to monitor ownership by U.S. residents or pension funds on an ongoing basis without undue expense and burden to the Fund. However, the employees of the Fund were notified at the time the Fund's initial public offering was consummated regarding limitations on ownership of Units by U.S. residents. Further, such employees have been advised that U.S. based employees of the Fund may not own Units (except for the Executives of the Manager) and may not encourage U.S. residents to purchase Units. In the event the Trustees or the Administrator learn of transactions or activities which potentially may result in Unit ownership in violation of the limitations described above, it may take further investigatory and remedial actions including those described above.

DESCRIPTION OF THE DEBENTURES

The Debentures will be issued under an indenture, to be dated as of the closing of the Offering (the "Indenture"), between the Fund, Countryside Canada and the Debenture Trustee.

The Debenture Trustee also acts as the trustee for the Countryside Canada Notes issued pursuant to the terms of the Countryside Canada Note Indenture. See "Description of Countryside Canada — Countryside Canada Notes".

The following is a description of the terms of the Indenture, a copy of which will be filed with the Canadian securities regulatory authorities. Capitalized terms used in this "Description of Debentures" section and not otherwise defined have the meanings set forth in the Indenture. The following summary of certain provisions of the Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture.

General

The Debentures will be limited in the aggregate principal amount to a maximum of US$55 million. The Debentures will be dated as of the closing of the Offering and will mature on October 31, 2012. The Debentures will be issuable only as fully registered Debentures in denominations of US$1,000 and integral multiples thereof. The Debentures will bear interest from the date of issue at a rate of 6.25% per annum payable semi-annually in arrears on April 30 and October 31 in each year, commencing on April 30, 2006. The interest on the Debentures will be payable in lawful money of the United States of America, or at the option of Countryside Canada, by delivery of Units of the Fund to the Debenture Trustee for sale through the facilities of a registered broker/dealer, in which event holders of Debentures will be entitled to receive a cash payment equal to the interest owed from the proceeds of the sale of the requisite number of Units by the Debenture Trustee. The first interest payment will include interest from the date of closing of the Offering up to, but excluding, April 30, 2006.

The principal on the Debentures will be payable in lawful money of the United States of America or, at the option of Countryside Canada and subject to applicable regulatory approval, by delivery of Units as further described below under "— Payment Upon Redemption or Maturity" and "— Redemption and Purchase".

The Debentures will be direct obligations of Countryside Canada and will not be secured by any mortgage, pledge, hypothec or other charge and will rank senior to other liabilities of Countryside Canada as described under "Subordination" below. The Indenture does not restrict Countryside Canada from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

The Debentures will be transferable at, and may be presented for exchange at, the principal offices of the Debenture Trustee in Toronto, Ontario.

Exchange Privilege

The Debentures will be exchangeable at the holder's option into fully-paid, non-assessable and freely-tradeable Units at any time prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside Canada for redemption of the Debentures, at an exchange price of $10.75 per Unit, being an exchange ratio of 109.4884 Units for each US$1,000 principal amount of Debentures. No adjustment will be made to the record dates for distribution of Units issuable on exchange. Debenture holders exchanging their Debentures will receive accrued and unpaid interest thereon up to, but excluding, the date of exchange. Pursuant to the Indenture, a Debenture shall be deemed to be surrendered for exchange on the date on which it is so surrendered in accordance with the provisions of the Indenture and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee, provided that if a Debenture is surrendered for exchange on a day on which the register of Units is closed, the Debentureholder entitled to receive Units shall become the holder of record of such Units as at the date on which such register is next reopened. No Debentures may be exchanged during the five business days preceding the last day of April and October in each year commencing April 30, 2006.

Subject to the provisions thereof, the Indenture provides for the adjustment of the Exchange Price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units (or securities convertible into or exchangeable for Units) to all or substantially all holders of Units by way of distribution or dividend, other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Fund in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to all or substantially all holders of Units entitling them to acquire Units or other securities exchangeable into Units at less than 95% of the then Current Market Price of the Units; and (d) a distribution by the Fund to all or substantially all the holders of outstanding Units of (i) units of any class other than Units and other than units distributed to Unitholders who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options, or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Units or securities exchangeable into Units), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course). There will be no adjustment of the Exchange Price in respect of any event described in (a), (b), (c) or (d) above if, subject to prior regulatory approval, Debentureholders are allowed to participate as though they had exchanged their Debentures prior to the applicable record date or effective date. Countryside Canada will not be required to make adjustments in the Exchange Price unless the cumulative effect of such adjustments would change the Exchange Price by at least 1%.

No fractional Units will be issued on any exchange but in lieu thereof Countryside Canada shall satisfy fractional interest by a cash payment equal to the current market price of such fractional interest.

Payment Upon Redemption or Maturity

On redemption or at Maturity, Countryside Canada will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of the United States of America an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest

thereon, or at the option of Countryside Canada, upon at least 30 days' and not more than 60 days' prior notice, by delivery of a number of freely tradeable Units obtained by dividing the principal amount of the Debentures by 95% of the Current Market Price on the redemption date or at Maturity, as applicable.

Redemption and Purchase

The Debentures will not be redeemable on or prior to October 31, 2008. After October 31, 2008 and prior to October 31, 2010, the Debentures will be redeemable in whole or in part at the option of Countryside Canada on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date upon which the notice of redemption is given is at least 125% of the Exchange Price. On or after October 31, 2010, the Debentures will be redeemable prior to Maturity in whole or in part at the option of Countryside Canada on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

Subject to regulatory approval, Countryside Canada may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures on redemption or at maturity through, in whole or in part, the delivery of freely-tradeable Units. The Fund will take all actions and do all things necessary or desirable to enable and permit Countryside Canada, in accordance with applicable law, to perform its obligations to deliver the requisite number of Units to the extent holders exercise their exchange right.

Countryside Canada or any of its affiliates will have the right to purchase Debentures in the market, by tender or by private contract, provided however, that if an event of default under the Indenture has occurred and is continuing, Countryside Canada or any of its affiliates will not have the right to purchase Debentures by private contract.

Canadian Withholding Tax

Any holder of Debentures who is not resident in Canada for the purposes of the Tax Act will be subject to withholding tax in respect of any payment or deemed payment of interest thereon. Applicable amounts will be withheld from cash payments of interest or deemed interest by Countryside Canada and used to satisfy this withholding tax obligation. To the extent that any such payment or deemed payment of interest is satisfied by Countryside Canada delivering Units to the non-resident holder, for example, on an exchange of Debentures into Units, Countryside Canada will withhold from the holder a portion of the Units that would have been so delivered to the non-resident holder. These withheld Units will be sold on the TSX and the proceeds from this sale will be used to satisfy the withholding tax obligation. Countryside Canada will be entitled to withhold that number of Units that, when sold on the TSX, will yield cash proceeds (net of applicable expenses) sufficient to satisfy the withholding tax obligation. Any net proceeds from this sale in excess of the withholding tax obligation will be remitted to the non-resident holder of Debentures.

Subordination

The payment of the principal of, and interest on, the Debentures will rank senior to Subordinated Intercompany Debt and subordinate in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Secured Indebtedness of Countryside Canada. The Debentures will be effectively subordinate to claims of trade creditors of direct or indirect subsidiaries of Countryside Canada. "Subordinated Intercompany Debt" means intercompany debt of Countryside Canada and its subsidiaries. "Senior Secured Indebtedness" of Countryside Canada is defined in the Indenture as all secured indebtedness, liabilities and obligations of Countryside Canada including the indebtedness under the Amended Credit Facility but excluding the Debentures, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by Countryside Canada of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means

(including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary (as defined in the *Securities Act* (Ontario)) of Countryside Canada, for payment of which Countryside Canada is responsible or liable, whether absolutely or contingently.

The Indenture shall provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Countryside Canada, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Countryside Canada, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Countryside Canada, then those creditors entitled to Senior Secured Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture also provides that Countryside Canada will not make any payments when an event of default has occurred under the Senior Secured Indebtedness and is continuing.

Priority over Unit Distributions

The Declaration of Trust provides that certain expenses and liabilities of the Fund must be deducted in calculating the amount to be distributed to Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Put Right Upon a Change of Control

Upon the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 66⅔% or more of the outstanding Units and securities exchangeable into or carrying the right to acquire Units by any person or group of persons acting jointly or in concert (a "Change of Control"), each holder of Debentures may require (the "Change of Control Put Right") Countryside Canada to purchase, on the date which is 30 days following the giving of notice of the Change of Control as set out below (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest up to, but excluding, the Put Date.

If 90% or more in the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, Countryside Canada will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest up to, but excluding, the Put Date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase. The principal on the Debenture will be payable in lawful money of the United States of America or, at the option of the Fund and subject to applicable regulatory approval, by delivery of Units to satisfy, in whole or in part, its obligation to repay the principal amount of the Debentures.

The Indenture shall contain notification provisions to the following effect:

(a) Countryside Canada will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of Countryside Canada to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require Countryside Canada to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with the Debentures with respect to which the right is being exercised, duly endorsed for transfer.

Modification

The rights of the holders of any series of Debentures may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions that will make binding on all holders of Debentures resolutions passed at meetings of the holders of such Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures and then outstanding present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of Debentures and then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series. Under the Indenture, the Debenture Trustee will have the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of the Debentures.

Events of Default

The Indenture shall provide that an event of default in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing: (i) failure for 15 days to pay interest on the Debentures, when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (iii) certain events of bankruptcy, insolvency or reorganization of Countryside Canada under bankruptcy or insolvency laws; or (iv) default in the observance or performance of any material covenant or condition of the Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to Countryside Canada specifying the default and requiring Countryside Canada to rectify same. If an event of default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the Debentures and then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures, may, on behalf of the holders of all Debentures, waive any event of default under the Indenture and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture shall contain provisions to the effect that if an offer is made for the Debentures then outstanding which is a take-over bid for the Debentures within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Debentures then outstanding (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror, provided that holders of Debentures will have the right to elect to be paid the fair value of their Debentures by providing notice to the offeror and following the other procedures set forth in the Indenture.

Limitations on Ownership

In order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units (on either a non-diluted or fully-diluted basis). In addition, in order for the Fund to be exempt from the registration requirements as an investment company under the United States Investment Company Act of 1940, as amended (the "1940 Act"), at no time may more than 100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the 1940 Act) be the beneficial owners of the Units, nor may any U.S. person be the beneficial owner of more than 10% of the Units. Consequently, Countryside Canada may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If Countryside Canada becomes aware that either of the foregoing limitations may be contravened, the directors of Countryside Canada will make a public announcement and will not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, Countryside Canada becomes aware that more than 49% of the Units are held by non-residents (on either a non-diluted or fully-diluted basis), that more than 100 U.S. persons

are beneficial owners of Units (on either a non-diluted or fully-diluted basis), or that any U.S. person is the beneficial owner of more than 10% of the Units (on either a non-diluted or fully-diluted basis), Countryside Canada may send a notice to the non-resident or U.S. holders, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as Countryside Canada may consider equitable and practicable, requiring them to sell their Debentures or a portion of their Debentures within a specified period of not less than 60 days. If the Debentureholders receiving the notice have not sold the specified number of Debentures or provided Countryside Canada with satisfactory evidence that they are not non-residents within that period, Countryside Canada may, on behalf of those Debentureholders, sell those Debentures and, in the interim, will suspend the rights attached to those Debentures. Upon that sale, the affected holders will cease to be holders of the Debentures and their rights will be limited to receiving the net proceeds of the sale.

To avoid having the Fund become subject to the fiduciary and prohibited transaction provisions of ERISA and Section 4975 of the Code, no Debentures may be beneficially owned by any ERISA Plan and any transferee of beneficial ownership of Debentures (whether by initial purchase or subsequent transfer) will be deemed to represent to Countryside Canada that it is not an ERISA Plan. Any purported transfer (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange) that, if effective, would result in any ERISA Plan beneficially owning any Debentures will be void from the date of the purported transfer, and the ERISA Plan that pursuant thereto would purport to have beneficial ownership of the Debentures will not acquire any interest in the Debentures. In the event of such a purported transfer, such Debentures will be transferred to a trust created by Countryside Canada and sold. The ERISA Plan will not have any beneficial interest in the trust, and the ERISA Plan's sole right with respect to the Debentures that were the subject of the purported transfer to the ERISA Plan will be to receive the net proceeds of sale of such Debentures by the trust. Countryside Canada may require any person who attempts to acquire Debentures or who otherwise is purported to beneficially own Debentures to provide a written statement or affidavit to Countryside Canada stating such information as Countryside Canada may request in order to determine whether such person is an ERISA Plan or not.

Book-Entry, Delivery and Form

Debentures will be issued in the form of fully-registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor (the "Depository"), as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in "book-entry only" form (unless Countryside Canada, in its sole discretion, elects to prepare and deliver definitive Debentures in fully-registered form). Interests in the Global Debentures will be represented through book-entry accounts of institutions (including the Underwriters) acting on behalf of holders of interests, as direct and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The practices of the Underwriters may vary but generally, customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interest in Global Debentures.

If the Depository notifies Countryside Canada that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and Countryside Canada and the Debenture Trustee are unable to locate a qualified successor, or if Countryside Canada elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and Exchange of Debentures

Transfers of interests in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless Countryside Canada elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures, may do so only through participants in the Depository's book-entry system. The ability of a holder of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of any applicable taxes, duties or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the Debenture Trustee at its principal offices in Toronto, Ontario, or such other city or cities as may from time to time be designated by Countryside Canada, with the approval of the Debenture Trustee, whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer or exchange of a Debenture will be registered on the date of any selection by the Debenture Trustee of any Debentures to be redeemed or during the seven preceding business days. In addition, no transfer or exchange of any Debentures which have been selected or called for redemption will be registered.

DESCRIPTION OF COUNTRYSIDE CANADA

Share Capital

The authorized share capital of Countryside Canada consists of an unlimited number of common shares. All of the common shares of Countryside Canada are owned by the Fund. Holders of common shares of Countryside Canada are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Countryside Canada, the holders of common shares are entitled to share rateably in the remaining assets available for distribution.

Countryside Canada Notes

The following is a summary of the material attributes and characteristics of the Countryside Canada Notes issued by Countryside Canada under the Countryside Canada Note Indenture between Countryside Canada and the Debenture Trustee, as trustee. This summary is qualified in its entirety by reference to the provisions of the Countryside Canada Note Indenture, available at www.sedar.com, which contains a complete statement of those attributes and characteristics.

The Countryside Canada Notes will mature on April 8, 2024, subject to prepayment from time to time as considered advisable by the board of directors of Countryside Canada. The Countryside Canada Notes will bear interest at a rate of 10.95% per annum. Under the terms of the Countryside Canada Notes, interest will accrued and be paid monthly within 30 days following the end of each month. The interest and principal on the Countryside Canada Notes will be payable in lawful money of Canada by wire transfer or bankers' draft at any branch in Canada of the bank to be specified in the Countryside Canada Note Indenture. The Countryside Canada Notes are issuable only as fully registered notes.

The Countryside Canada Note Indenture also contains restrictive covenants relating to, among other things, the incurring of indebtedness by Countryside Canada, dispositions by Countryside Canada of all or substantially all of its assets, and distributions on the equity of Countryside Canada.

Payment upon Maturity

On maturity, Countryside Canada will repay the indebtedness represented by the Countryside Canada Notes by paying to the note trustee, on behalf of the holders, in lawful money of Canada, an amount equal to the

principal amount of the outstanding Countryside Canada Notes, together with accrued and unpaid interest. If the Fund is a holder of Countryside Canada Notes at the time of such repayment, these amounts, less expenses, will be distributed by the Fund to the Unitholders.

Ranking and Guarantee

The Countryside Canada Notes are unsecured debt obligations of Countryside Canada and are subordinate in right of payment to all existing and future senior indebtedness of Countryside Canada, if any, and secured debt and guarantees of Countryside Canada, if any, and *pari passu* with all other existing and future unsecured indebtedness and other liabilities of Countryside Canada.

Default

The Countryside Canada Note Indenture provides that any of the following constitutes an event of default:

- default in payment of the principal amount of the Countryside Canada Notes when due;
- default in the payment of interest on the Countryside Canada Notes when due, if such default continues for a period of 30 days;
- default by Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy Canada of payment on any indebtedness exceeding $10,000,000 or acceleration of any such indebtedness;
- certain events of winding-up, liquidation, bankruptcy, insolvency or receivership of Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy Canada;
- the taking of possession by an encumbrance of all or substantially all of the property of Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy Canada;
- Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy Canada ceasing to carry on the businesses carried on, or a substantial part thereof, in the ordinary course;
- default in the observance or performance of any other covenant or condition of the Countryside Canada Note Indenture and the continuance of that default for a period of 30 days after notice in writing has been given by the note trustee to Countryside Canada, which notice specifies the default and requires Countryside Canada to remedy the default; or
- Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings and Countryside District Energy Canada, and their respective subsidiaries, incurring any indebtedness for borrowed money that would cause the debt to equity ratio of Countryside Canada, on a consolidated basis, to exceed a specified ratio if such default continues for a period of 30 days.

DESCRIPTION OF COUNTRYSIDE HOLDING

Share Capital

The authorized share capital of Countryside Holding consists of an unlimited number of common shares. All of the common shares of Countryside Holding are owned by Countryside Canada. Holders of common shares of Countryside Holding are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Countryside Holding, the holders of common shares are entitled to share rateably in the remaining assets available for distribution.

Countryside Holding Note

The following is a summary of the material attributes and characteristics of the US$52,139,000 unsecured subordinated promissory note (the "Countryside Holding Note"), which will be issued by Countryside Holding

to Countryside Canada on the closing of the Offering. This summary is qualified in its entirety by reference to the provisions of the Countryside Holding Note, which contains a complete statement of those attributes and characteristics.

Interest and Maturity

The Countryside Holding Note will mature on the tenth anniversary of the closing date of the Offering (the "Closing Date"), subject to Early Maturity or redemption as described below. Notwithstanding the foregoing, Countryside Canada may, at any time after the sixth anniversary of the Closing Date but on or before the seventh anniversary of the Closing Date, elect to require that Countryside Holding repay the principal amount of the Note, and any interest then outstanding on the seventh anniversary of the Closing Date ("Early Maturity").

The Countryside Holding Note will bear interest at the rate of 7.5% per annum. Under the terms of the Countryside Holding Note, interest is accrued and is to be paid monthly within 15 days following the end of each month. The interest and principal on the Countryside Holding Note will be payable in lawful money of the United States by wire transfer or bankers' draft.

The Countryside Holding Note also contains restrictive covenants relating to, among other things distributions by Countryside Holding or any of its subsidiaries, incurrence of liens and the incurrence of indebtedness by Countryside Holding or its subsidiaries.

Payment upon Maturity

On maturity, or Early Maturity, Countryside Holding is required to repay the indebtedness represented by the Countryside Holding Note by paying to Countryside Canada, in lawful money of the United States, an amount equal to the principal amount of the outstanding Countryside Holding Note, together with all accrued and unpaid interest thereon to the maturity date or the Early Maturity date.

Subordination and Guarantee

The Countryside Holding Note will be a general unsecured obligation of Countryside Holding and will be subordinate in right of payment to all existing and future senior indebtedness of Countryside Holding, and *pari passu* with all other existing and future unsecured indebtedness and other liabilities of Countryside Holding that is not subordinated indebtedness. Countryside Holding's subsidiaries (the "Guarantors") will guarantee the obligations of Countryside Holding under the Countryside Holding Note pursuant to a separate guarantee agreement. These guarantees will rank *pari passu* with all other senior unsecured indebtedness of the Guarantors, but will be subordinated to their guarantees with respect to any Senior Secured Indebtedness. The guarantees will allow the holders of the Countryside Holding Note to look to Countryside Holding's subsidiaries in case of default under the Countryside Holding Note. However, should any of the principal, interest or similar payments under any Senior Secured Indebtedness have either come due and not been paid or be in default, all obligations under any Senior Secured Indebtedness shall first be paid in full, in cash, before any payment on account of the principal or interest due under the Countryside Holding Note is paid.

Redemption and Prepayment

Provided Countryside Holding has available cash, the distribution of which is considered advisable by its board of directors and is not restricted by the terms of any Senior Secured Indebtedness, Countryside Holding may, to the extent of such available cash, and upon not less than 30 days' written notice to Countryside Canada, redeem all or any portion of the Countryside Holding Note without the consent of Countryside Canada, at specified redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest on the Countryside Holding Note to be prepaid to the date of redemption if redeemed during the 12-month period commencing on a specified date in each year.

Default

The Countryside Holding Note provides that certain events will result in an event of default, including:

- default in payment of the principal amount of the Countryside Holding Note when the same becomes due;
- the failure to pay the interest obligations of the Countryside Holding Note when the same becomes due, for a period of 30 days;
- acceleration of any indebtedness for borrowed money of Countryside Holding or any of the Guarantors with an outstanding principal amount exceeding $5,000,000;
- certain events of winding-up, liquidation, bankruptcy, insolvency or receivership of Countryside Holding, the Guarantors or any of their material subsidiaries;
- the taking of possession by any encumbrancer of all or substantially all of the property of Countryside Holding, any of the Guarantors or any of their material subsidiaries;
- Countryside Holding, a Guarantor or any of their material subsidiaries ceasing to carry on the business carried on, or a substantial part thereof, in the ordinary course;
- Countryside Holding declaring or making a distribution during the existence of a default or event of default;
- a judgment or order for payment in excess of $15,000,000 is rendered against Countryside Holding or any Guarantor and either enforcement proceedings have been commenced or there is a period of 30 days during which a stay of proceedings is not in effect;
- default in the observance or performance of any other covenant of the Countryside Holding Note and the continuance of that default for a period of 60 days after notice in writing has been given to Countryside Holding, which notice specifies the default and requires Countryside Holding to remedy the default;
- the Countryside Holding Note or any guarantee therefor ceases to be in full force and effect, except as contemplated by the terms thereof, or Countryside Holding or any Guarantor denies or disaffirms its obligations under the Countryside Holding Note or any guarantee therefor, except as contemplated by the terms of the Countryside Holding Note;
- a default by Countryside Holding or any Guarantor under any contract material to the business of Countryside Holding or the Guarantors, taken as a whole, which default is not rectified by Countryside Holding or the applicable Guarantor within the specified time period in relevant material contract; or
- a default under or termination or revocation of, any permit material to the business of Countryside Holding and the Guarantors if such default, revocation or termination would have a material adverse effect on the business of Countryside Holding and the Guarantors, taken as a whole.

United States Tax Considerations

Countryside Holding's business in the United States will be subject to tax on its taxable income at rates generally applicable to corporations in the United States. For U.S. federal income tax purposes, Countryside Holding will report on its U.S. federal income tax returns its share of the income from Ripon Power and Ripon. In computing its income for U.S. federal income tax purposes, Countryside Holding intends to claim interest deductions with respect to the Countryside Holding Note that will be held after the closing of the Offering by Countryside Canada. See "Risk Factors — United States Tax-Related Risks".

Interest and dividends from U.S. sources, such as the contemplated payments of interest and dividends from Countryside Holding to Countryside Canada, are generally subject to withholding at a rate of 30%. However, under the current provisions of the income tax treaty between the United States and Canada, payments of interest and dividends by Countryside Holding to Countryside Canada will be subject to withholding at the reduced rates of 10% and 5%, respectively.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated October 27, 2005 among the Fund, Countryside Canada and the Underwriters, the Fund has agreed to issue and sell an aggregate of 4,720,000 Units to the Underwriters offered hereby at a price of $9.35 for total gross proceeds of $44,132,000 and Countryside Canada has agreed to issue and sell US$55,000,000 aggregate principal amount of Debentures to the Underwriters offered hereby, and the Underwriters have severally agreed to purchase from the Issuer, as principals, such Securities on November 14, 2005, or on such other date as may be agreed upon among the parties to the Underwriting Agreement, but in any event not later than November 25, 2005. Delivery of the Securities is conditional upon payment in cash on closing by the Underwriters to the Issuer of $9.35 per Unit for total consideration of $44,132,000 and US$1,000 per Debenture for total consideration of US$55,000,000. The offering price of the Securities was determined by negotiation between the Issuer and the Underwriters. The Underwriting Agreement provides that the Issuer will pay or cause to be paid to the Underwriters a fee of $2,206,600 ($0.4675 per Unit) and a fee of US$2,200,000 (US$40 per US$1,000 principal amount of Debenture) in consideration of services in connection with the Offering. The full amount of the Underwriters' fee is payable at the closing of the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Securities which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase any Securities. The Underwriters, however, are obligated to take up and pay for all Securities if any securities are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Issuer will indemnify the Underwriters and their respective directors, officers, agents and employees against certain liabilities and expenses.

The Underwriters propose to offer the Securities initially at the public offering price on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all the Securities offered by this short form prospectus at the price specified herein, the offering price may be decreased, and further changed from time to time to an amount not greater than the offering price specified herein and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Securities is less than the gross proceeds paid by the Underwriters to the Issuer. The Issuer has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of Units which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to policy statements of the Ontario Securities Commission and the L'Autorité des Marchés Financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Securities or Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Securities. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. of the TSX relating to market stabilization and passive market making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Securities at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Securities have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriters have agreed pursuant to the terms of the Underwriting Agreement that they will not offer or sell the Securities within the United States except to Qualified Institutional Buyers (as such term is defined in Rule 144A of the U.S. Securities Act) in the United States, provided such re-offers and resales are made in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the closing date, an offer or sale of Securities within the United States by a dealer (whether or not participating in the Offering) may violate the registration

requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A. All sales of Securities in the United States will be made by U.S. registered broker/dealers. The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S of the United States federal securities laws unavailable in connection with the Offering; such regulation provides an exemption from registration requirements under such laws in connection with the initial offer and sale of such shares outside the United States.

The Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "COU.UN". **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures**. Countryside and Countryside Canada have applied to list the additional Units and the Debentures distributed under this short form prospectus (and the Units issuable on exchange of the Debentures) on the TSX. Listing will be subject to Countryside fulfilling all of the listing requirements of the TSX. On October 24, 2005, the last trading day prior to the announcement of the terms of the Offering, the closing price of the Units on the TSX was $9.74.

CIBC World Markets Corp., an affiliate of CIBC World Markets Inc., acted as financial advisor to Lightyear Rockland Partners LLC and was paid a fee upon the completion of the Acquisition. The Canadian chartered banks to which CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc. are affiliates are indirect lenders to the Fund under the Amended Credit Facility. Accordingly, under applicable securities laws, the Fund may be considered a "connected issuer" of such Underwriters. The decision to issue the Units and Debentures and the determination of the terms of the distribution were made through negotiation between the Fund and the Underwriters. The Canadian chartered banks of which CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc. are affiliates did not have any involvement in such decision or determination. Other than as described above, none of the Underwriters or their affiliates will receive any benefit from the Offering except for the Underwriters' respective portions of the underwriting commissions payable by the Fund.

The Issuer has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Units or any securities exchangeable for Units for a period of 90 days subsequent to the closing of the Offering without the consent of CIBC World Markets Inc., which consent may not be unreasonably withheld.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Goodmans LLP, Toronto, Ontario, on behalf of the Fund and by Torys LLP, Toronto, Ontario, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short-form prospectus or in a document that is specifically incorporated by reference into this short-form prospectus as having prepared or certified a part of this short-form prospectus has received or shall receive a direct or indirect interest in the property of the Fund or of any associate or affiliate of the Issuer. As at the date hereof, the partners and associates of both of the foregoing firms beneficially own, directly or indirectly, less than one percent of the securities of the Issuer and any associates and affiliates of the Issuer.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to the Issuer, and Torys LLP, counsel to the Underwriters, (together, "Tax Counsel"), the following summary describes, as of the date of this short form prospectus, the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder generally applicable to a prospective purchaser of Securities pursuant to this short form prospectus who, for the purposes of the Tax Act, is resident in Canada, holds the Securities as capital property and deals at arm's length with the Issuer and is not affiliated with the Issuer. Generally, Securities will be considered to be capital property to an investor provided the investor does not hold the Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain investors who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to an investor that is a "financial institution" for purposes of the mark-to-market rules, to an investor an interest in which is a "tax shelter investment" or to an investor that is a "specified financial institution", all within the meaning of the Tax Act.

This summary is based upon the facts set out in the short form prospectus, the current provisions of the Tax Act and the Regulations thereunder (the "Regulations"), Tax Counsel's understanding of the current published administrative and assessing practices of the CRA and the specific proposals to amend the Tax Act or the Regulations announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and certificates of the Issuer and the Underwriters as to certain factual matters. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative or assessing policies of the CRA, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in the Securities. Moreover, the income and other tax consequences of acquiring, holding or disposing of the Securities will vary depending on the investor's particular circumstances, including the province or provinces in which the investor resides or carries on business. Accordingly, this summary is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser of Securities. Consequently, prospective purchasers of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of an investment in Securities based on their particular circumstances.

Status of the Fund

Mutual Fund Trust

This summary is based on the assumption that the Fund will qualify as a "mutual fund trust" as defined in the Tax Act at all material times. If the Fund were not to so qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.

Qualified Investment

So long as the Fund is a mutual fund trust under the Tax Act, the Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (collectively, the "Plans"), subject to the specific provisions of any particular Plan. The Debentures, if issued on the date of this short form prospectus, will be qualified investments for trusts governed by the Plans (other than trusts governed by deferred profit sharing plans to which contributions are made by Countryside Canada or a person with whom Countryside Canada does not deal at arm's length within the meaning of the Tax Act), provided that the Units are listed on the TSX.

Common shares of Countryside Canada and Countryside Canada Notes received as a result of a redemption of Units may not be qualified investments for a Plan which could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

Foreign Property

The foreign property limitation contained in Part XI of the Tax Act has been repealed.

Debentures

For purposes of the Tax Act, all amounts relevant in computing a holder's liability under the Tax Act must be computed in Canadian dollars. Amounts denominated in United States dollars including adjusted cost base, proceeds of disposition and interest in respect of the Debentures must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Taxation of Interest on Debentures

If a holder of Debentures is a corporation, partnership, unit trust or a trust of which a corporation or a partnership is a beneficiary, the holder will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to the holder to the end of that taxation year or that becomes receivable by or is received by the holder before the end of that year, including on the exchange, redemption or repayment at Maturity, except to the extent that the holder included that interest in computing its income for a preceding taxation year.

If a holder is an individual or is otherwise not included in the previous paragraph, the holder will be required to include in computing its income for a taxation year all interest on the Debentures that is received or receivable by the holder in that year (depending upon the method regularly followed by the holder in computing income), including on the exchange, redemption or repayment at Maturity, except to the extent that the holder included that interest in income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract", as defined in the Tax Act, in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture up to any "anniversary day", as defined in the Tax Act, in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

In the event of an exchange of a Debenture into Units pursuant to a holder's right of exchange, any interest accrued on the Debenture from the date of the last interest payment to the date of exchange and paid to the holder will be included in the holder's income as described above. If accrued interest is not paid to a holder on the exchange of a Debenture into Units pursuant to a holder's right of exchange, the holder may deduct in computing income for the year of the exchange the amount, if any, by which the aggregate amount of interest on the Debenture that was included in the holder's income for the year of exchange and all previous years exceeds total interest actually received thereon.

Exercise of the Exchange Privilege

A holder of a Debenture who exchanges the Debenture for Units pursuant to the exchange privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Units so acquired will also be equal to the fair market value thereof at the time of the exchange, and must be averaged with the adjusted cost base of all other Units held as capital property by the holder for the purpose of calculating the adjusted cost base of the Units acquired on the exchange.

Redemption or Repayment of Debentures

If Countryside Canada redeems a Debenture prior to Maturity or repays a Debenture upon Maturity and the holder does not exercise the exchange privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received or deemed to be received as interest) on such redemption or repayment. If the holder receives Units on redemption or repayment, the holder will be considered to receive proceeds of disposition equal to the fair market value of the Units at that time and the amount of any cash received in lieu of fractional Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Units so acquired will also be equal to the fair market value thereof at the time of the redemption or repayment, and must be averaged with the adjusted cost base of all other units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of accrued interest, are greater (or less) than the aggregate of the holder's adjusted cost base thereof immediately before the

disposition or deemed disposition and any reasonable costs of disposition. Upon such a disposition or deemed disposition of a Debenture (including an exchange or a redemption or repayment at Maturity), interest accrued thereon to the date of disposition and not yet due will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income for the year or a preceding taxation year, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

One-half of any capital gain realized by a holder generally must be included in the holder's income for the taxation year of the disposition, and one-half of any capital loss realized in a taxation year may be deducted against taxable capital gains realized in the year of disposition, and in the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act. A capital gain realized by a holder who is an individual or trust (other than certain trusts) may give rise to a liability for alternative minimum tax. A holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on some types of income, including interest and taxable capital gains.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund (whether in cash, additional Units or otherwise) or if the Unitholder is entitled in that year to enforce payment of the amount.

The Fund will include in its income for each taxation year any dividends received (or deemed to be received) by it in such year on the common shares of Countryside Canada and all interest on the Countryside Canada Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that interest was included in computing its income for a preceding taxation year. Any amount paid to the Fund in respect of the common shares of Countryside Canada (other than an amount that is a return of capital for purposes of the Tax Act) will generally constitute a dividend to the Fund. Any amount paid to the Fund on a repurchase of the common shares of Countryside Canada that is in excess of the paid-up capital of those shares will also be deemed to be a dividend to the Fund. The Fund will not be subject to tax on any amount received as a payment of principal in respect of the Countryside Canada Notes or any amount received as a return of capital on the common shares of Countryside Canada (provided that the capital returned, if any, does not exceed the adjusted cost base of the common shares of Countryside Canada held by the Fund immediately prior to the payment).

A distribution by the Fund of its property upon a redemption of Units will be treated as a disposition by the Fund of the property so distributed for proceeds of disposition equal to its fair market value (less, in the case of Countryside Canada Notes, the acquired interest, if any, on the Countryside Canada Notes so disposed of). The Fund will realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition.

In computing its income, the Fund may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. The Fund may also deduct from its income for the year a portion of the reasonable expenses incurred by the Fund to issue Units in connection with this Offering. The portion of those issue expenses deductible by the Fund in a taxation year is 20% of those issue expenses (pro-rated where the Fund's taxation year is less than 365 days).

Under the Declaration of Trust, an amount equal to all of the income (including taxable capital gains) of the Fund (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the non-taxable portion of any net capital gain realized by the Fund, but excluding income or capital gains arising on a distribution *in specie* on a redemption of Units which are designated by the Fund to redeeming Unitholders, and capital gains, the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Fund will be payable in the year to the holders of the Units by way of cash distributions, subject to the exceptions described below. Income of the Fund which is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional

Units. Income of the Fund payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its taxable income.

The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for that taxation year arising as a result of the distribution of its property on the redemption of Units. The Declaration of Trust provides that the income or taxable portion of any capital gain realized by the Fund as a result of that redemption may, at the discretion of the Trustees, be treated as income paid to, and designated as income or a taxable capital gain of, the redeeming Unitholders, and will be deductible by the Fund.

Counsel has been advised that the Fund intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Fund will generally not be liable in that year for income tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

Taxation of Countryside Canada

Countryside Canada will be taxable on its income determined under the Tax Act for each taxation year, which will include all interest on the USEB Loans and the Countryside Holding Note that accrues to it to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that interest was included in computing its income for a preceding taxation year. Countryside Canada will also include in computing its income for the year the amount of all Royalties that become payable to it in the year. If Countryside Canada receives proceeds under the Royalty Interest as a result of a Capital Event or receives shares of USEB upon the exchange of the USEB Royalty Interest, Countryside Canada will be required to include an amount in income based upon the value of such proceeds or shares. Although the matter is not free from doubt, the USEB Royalty Interest should not be, as of the date of this short form prospectus, a participating interest in a "foreign investment entity" or a "tracking entity" so as to cause the proposed foreign investment entity rules to apply. However, even if such rules were to apply so that income would be imputed to Countryside Canada in respect of the USEB Royalty Interest, deductions would be available to Countryside Canada under the foreign investment entity rules for Royalties payable to it and otherwise included in its income. Based on the current prescribed rate, the cost to Countryside Canada of the USEB Royalty Interest and the amount of Royalties expected to be paid in any particular year, it is not expected that any material tax liability should arise under the foreign investment entity rules. The amount of any dividend received on the shares of Countryside Acquisition will be included in Countryside Canada's income, but Countryside Canada will be entitled to an offsetting deduction in computing its taxable income.

Countryside Holding will be a "foreign affiliate" and a "controlled foreign affiliate" of Countryside Canada for Canadian income tax purposes. Dividends paid by Countryside Holding will be included in computing the income of Countryside Canada. However, to the extent that such dividends are considered to have been paid out of the "exempt surplus" of Countryside Holding with respect to Countryside Canada, the amount of such dividends will be deductible in computing the taxable income of Countryside Canada. Dividends that are not paid out of "exempt surplus" will generally be considered to have been paid out of the "pre-acquisition surplus" of Countryside Holding with respect to Countryside Canada. The amount of such dividends will also be deductible in computing the taxable income of Countryside Canada. The adjusted cost base to Countryside Canada of the shares of Countryside Holding will be reduced to the extent that dividends paid by Countryside Holding are considered to be paid out of the "preacquisition surplus" of Countryside Holding with respect to Countryside Canada. If the adjusted cost base to Countryside Canada of the shares in Countryside Holding becomes a negative amount, Countryside Canada will be deemed to realize a capital gain equal to such amount for that year. To the extent that Countryside Holding or any direct or indirect wholly-owned subsidiary thereof earns income that qualifies as "foreign accrual property income" ("FAPI"), the FAPI allocable to Countryside Canada must be included in computing its income, subject to a deduction for grossed-up "foreign accrual tax" as computed in accordance with the Tax Act, whether or not Countryside Canada actually receives a distribution of FAPI. Any amount so included will increase the adjusted cost base to Countryside Canada of its shares in Countryside Holding. At such time as Countryside Canada receives a dividend of this type of income that was

previously treated as FAPI, that dividend will effectively not be taxable to Countryside Canada and there will be a corresponding reduction in the adjusted cost base to Countryside Canada of its shares in Countryside Holding.

Countryside Canada will be entitled to deduct the interest paid by it on the Countryside Canada Notes and the Debentures in computing its income to the extent that the amount of the interest is reasonable and is incurred to earn income from its business or investments. To the extent that the deduction for such interest creates a loss in a taxation year of Countryside Canada, that loss will be a non-capital loss which may be carried back for three taxation years and forward for ten taxation years and applied against the income of Countryside Canada (including capital gains) for such years, subject to the detailed rules in the Tax Act in that regard.

Taxation of Unitholders

Fund Distributions

A Unitholder generally will be required to include in income for a particular taxation year the portion of the net income of the Fund, including any net realized taxable capital gains, that is paid or payable to the Unitholder in the year that the Fund deducts in computing its income for tax purposes, whether such amount is received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Fund and the Trust, that portion of their net taxable capital gains, taxable dividends from taxable Canadian corporations and foreign source income as are paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. To the extent that amounts are designated as taxable dividends from taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will apply in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or a related group of individuals and the deduction in computing taxable income will be available to Unitholders that are corporations. An additional refundable 6⅔% tax will be payable by Unitholders that are Canadian-controlled private corporations in certain circumstances.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of the Fund that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds in respect of the redemption of Units), the Unitholder will be required to reduce the adjusted cost base of the Units by that amount. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. The taxation of capital gains is described below.

The cost to a Unitholder of additional Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Units. For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired, the cost of the newly-acquired Unit will be averaged with the adjusted cost base of all of the Units owned by Unitholder as capital property immediately before that acquisition.

Disposition of Units

On the disposition or deemed disposition of a Unit whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income, including any capital gain realized by the Fund in connection with a redemption which has been designated by the Fund to the redeeming Unitholder. The taxation of capital gains and capital losses is described below.

Where Units are redeemed by the distribution of common shares of Countryside Canada, Countryside Canada Notes or any other property of the Fund to the redeeming Unitholder, the proceeds of disposition to the Unitholders will be equal to the fair market value of such property so distributed less any income or capital gain realized by the Fund as a result of the redemption of those Units which has been designated by the Fund to the

Unitholder. Where income or a capital gain realized by the Fund as a result of the distribution of common shares of Countryside Canada, Countryside Canada Notes or other such property on the redemption of Units has been designated by the Fund to a redeeming Unitholder, the Unitholder will be required to include in income, the income or taxable portion of the capital gain so designated. The cost of any property distributed by the Fund to a Unitholder upon a redemption of Units will be equal to the fair market value of that property at the time of the distribution less, in the case of a note, any accrued interest on the Countryside Canada Note. The Unitholder will thereafter be required to include in income interest on any Countryside Canada Note so distributed in accordance with the provisions of the Tax Act.

A consolidation of Units of the Fund will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Units of the Fund will not change as a result of a consolidation of Units; however, the adjusted cost base per Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder will be included in the Unitholder's income as a taxable capital gain and one-half of any capital loss realized by a Unitholder may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act. Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from Countryside Canada previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Alternative Minimum Tax

In general terms, net income of the Fund paid or payable to a Unitholder who is an individual that is designated as taxable dividends or as net realized capital gains and capital gains realized on the disposition of Units may increase the Unitholder's liability for alternative minimum tax.

2004 Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act to restrict direct and indirect holdings in certain "business income trusts" (as defined in the proposals) by certain tax-exempt investors including trusts governed by registered pension plans and pension corporations (the "2004 Budget Proposals").

On May 18, 2004, the Minister of Finance (Canada) announced that the 2004 Budget Proposals will be suspended to allow consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in a press release dated September 16, 2004.

Under the 2004 Budget Proposals, a "designated taxpayer" would be subject to a penalty tax in respect of each month where, at the end of that month, the designated taxpayer were to hold "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount of all the designated taxpayer's properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property would include units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) partnerships, trusts, mutual fund corporations, investment corporations or mortgage investment corporations (each as defined in the Tax Act) where the cost amount to such entity of all of its restricted investment property exceeds 1% of the cost amount of all the entity's properties.

The 2004 Budget Proposals also proposed to subject a designated taxpayer to a penalty tax in respect of each month where, in general terms, at the end of that month the designated taxpayer, and entities with which it does not deal at arm's length, holds units of any class of a business income trust with a fair market value in excess of 5% of the fair market value of all units of such class. The monthly tax payable by a particular designated taxpayer would be 1% of its share (as determined under the 2004 Budget Proposals) of the excess holding of units by the designated taxpayer and such non-arm's length entities.

For the purposes of the 2004 Budget Proposals, the Fund would be a "business income trust" other than an "exempt trust" and the Units would constitute "restricted investment property". A "designated taxpayer" would include trusts governed by registered pension plans and pension corporations (but does not include trusts governed by a Plan).

Prospective purchasers of Units who could be treated as "designated taxpayers", or an entity an interest in which (or debt of which) may become "restricted investment property" as a result of holding Units should consult their own tax advisors regarding the potential application of the 2004 Budget Proposals as a result of an acquisition of Units.

On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed flow-through entities ("FTEs") such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005.

The stated focus of the consultation paper is to assess the tax and economic efficiency implications of FTEs to determine if the current tax system is appropriate or should be modified. Although the consultation paper does not propose any particular legislative or administrative changes, it identifies possible policy approaches, including limiting the deduction of interest expenses by operating entities, taxing FTEs in a manner similar to corporations or better integrating the personal and corporate income tax systems to make the tax system more neutral between forms of business organizations. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that CRA postpone providing advance income tax rulings respecting FTE structures pending these consultations, that the Department of Finance (Canada) is closely monitoring developments in the FTE market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. Further initiatives in this area, if any, including the possible initiatives referred to in the consultation paper, may be taken following the completion of such consultations. Accordingly, legislative changes in this area are possible, and such changes could result in the income tax considerations described herein being materially different in certain respects.

RISK FACTORS

The following are certain factors relating to the Fund, Countryside Canada and the Acquired Business which prospective investors should carefully consider before deciding whether to purchase Units or Debentures. The following information is a summary of only certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus and incorporated herein by reference. These risks and uncertainties are not the only ones facing the Fund, Countryside Canada and the Acquired Business. Additional risks and uncertainties not presently known to the Fund, Countryside Canada or Ripon, or that the Fund, Countryside Canada or Ripon currently deem immaterial, may also impair the operations of the Fund, Countryside Canada or the Acquired Business. If any such risks actually materialize, the business and financial condition, liquidity and results of operation of the Fund, Countryside Canada and Ripon could be materially adversely affected and the ability of the Fund to make distributions on the Units or Countryside Canada to make interest payments on the Debentures could be adversely affected.

There are also risks associated with the business and operations of the District Energy Systems and the Biogas Project that a potential investor in Units or Debentures should consider and which are incorporated by reference in this prospectus. See "Risk Factors — Risks Related to the Business" in the Fund's AIF. As well, there are risks associated with the structure of the Fund that should be considered. See "Risk Factors — Risks Related to the Structure of the Fund" in the Fund's AIF.

Risks Related to the Acquired Business

Dependence Upon Key Customers

Electricity generated from the Ripon and San Gabriel Facilities has historically been purchased by PG&E and SCE, two local electric utilities, under long-term PPAs. Steam generated from the Ripon and San Gabriel Facilities has historically been sold to two nearby paper mills. If for any reason such customers are unable or unwilling to fulfill their contractual obligations under the relevant PPAs and Steam Agreements, the financial condition of Ripon could decline and reduce Ripon's ability to generate distributable cash. Additionally, if the

paper mills fail to meet their contractual obligations, the Ripon and San Gabriel Facilities' status as QF's could be endangered with the consequences described below (the "Qualifying Facility Status").

Steam Host Termination for Convenience

Both Fox River and Blue Heron are permitted to terminate their respective steam sales agreements for convenience under certain circumstances. Each steam sales agreement provides that, in such event, the steam customer must make a specified monetary payment to Ripon to cover Ripon's cost of obtaining a replacement steam host. Blue Heron's obligation to make such payment terminates after the expiration of the initial 12 years of the agreement. Blue Heron may also discharge its obligation by obtaining a replacement steam host. It is possible that either steam host may exercise such termination right but fail to comply with its obligations to obtain or fund the cost to obtain a replacement steam host due to lack of resources or for other reasons. In such event Ripon may not have an adequate remedy against the steam host and be required to obtain a replacement steam host at its own expense or risk losing its QF status. Loss of QF Status would have a material adverse effect on Ripon. See "Risk Factors — Qualifying Facility Status".

Competition

In markets in which Ripon operates, there is competition from companies who are involved in power generation. Some of these companies have access to greater financial resources and have a greater ability to attract and retain personnel than Ripon or the Fund. Additionally, in recent years, such competition has contributed to a reduction in electricity prices in certain markets.

Seasonality

The Ripon and San Gabriel Facilities are expected to generate the majority of their gross revenues in the period from May to August because the PPAs provide higher levels of payments during these periods. To the extent that equipment at either the Ripon Facility or the San Gabriel Facility requires maintenance and repair, or suffers disruptions of power generation for other reasons during the period from May to August, Ripon's ability to make distributions to Ripon Power and adequately meet its obligations under the Ripon Loan may be negatively impacted.

Energy Pricing Risk

On or about July 14, 2001, Ripon and PG&E entered into a 5 year amendment of the Ripon PPA which substituted PG&E's SRAC with a primarily fixed energy rate (subject to adjustment for time of use factors). When this amendment expires in July 2006, it is expected that Ripon will again receive energy payments under the Ripon PPA based on PG&E's SRAC prices. The San Gabriel Facility currently receives a monthly energy payment for energy delivered to SCE in an amount calculated by reference to SCE's SRAC pursuant to an agreement which terminates no later than July 1, 2006, at which time Ripon will receive energy payments under the San Gabriel PPA based on SCE's SRAC prices. Currently, the SRAC energy prices are based on the Transition Formula, which is determined separately with respect to each utility on a monthly basis. The authority to modify the elements of the SRAC energy price formula rests with the CPUC, subject to certain statutory requirements imposed by the *Electric Utility Industry Restructuring Act* (Assembly Bill 1890). There is an open proceeding in which the CPUC has indicated it will review the Transition Formula for SRAC pricing for possible prospective changes. There can be no assurance that any change in the SRAC price methodology will not adversely affect the operating margins derived from the Ripon PPA and San Gabriel PPA. Any adverse change in energy margins may negatively impact Ripon's cash flow which in turn could reduce distributable cash.

Expiry of the PPA

Ripon's PPAs terminate in 2016 and 2018. There can be no assurance that, upon the expiry of such PPAs, Ripon will be able to enter into new PPAs or otherwise sell its power into the market at prices at or above projected levels. Future prices and rates cannot be predicted with certainty and will inevitably deviate from such forecasts and such deviation may be material. Significant declines in prices and rates would be expected to have a material adverse impact on Ripon upon expiry of the PPAs.

Capacity Payments

The Ripon and San Gabriel Facilities are dependent on capacity payments due from PG&E and SCE, as the case may be. Under the PPAs, each Facility's ongoing ability to receive the full firm capacity payment is conditioned upon the delivery of the contract capacity during on-peak hours during the summer peak months (June through August for PG&E and June through September for SCE), although both facilities receive the benefit of a twenty percent monthly forced outage allowance during the summer peak months. If either Facility fails to meet the performance criteria, the purchasing utility has the right to declare a probationary period of up to fifteen months after which, if the performance criteria is not met, the Facility may be de-rated, the capacity payment reduced and the Facility subjected to a refund obligation based on the difference between original capacity and reduced capacity plus interest thereon. Finally, the capacity payment may be reduced by PG&E and suspended by SCE if the Ripon Facility or the San Gabriel Facility, respectively, is unable to meet its performance obligations as a result of a force majeure-type event that continues for longer than ninety days. Any adverse change in capacity and/or capacity bonus payments payments may negatively impact Ripon's cash flow which in turn may negatively impact Countryside Canada's cash available to pay interest on the Debentures and the Fund's distributable cash.

Insurance

There can be no assurance that insurance obtained in respect of the Ripon and San Gabriel Facilities' operations, including business interruption insurance and earthquake insurance, among others, will be sufficient and will continue to be offered on commercially reasonable terms or that events that could give rise to a loss or liability are insured. A significant event which is not fully insured could have a material adverse effect.

Operating Risks

The operation of the Ripon and San Gabriel Facilities involves many risks, including the breakdown or failure of equipment or processes, and performance below expected levels of output or efficiency. If operations are interrupted at these facilities due to mechanical failures or for other reasons, it could have a negative effect on distributable cash.

Reliance on Third Party Operator

Ripon has entered into operation and maintenance agreements with NAES for the Ripon and San Gabriel Facilities. As a result, Ripon is and will be dependent on these third party operators for the successful operation of these projects. To the extent NAES does not fulfill its obligations under these agreements, the Ripon and San Gabriel Facilities' operations at these projects could be adversely affected.

Force Majeure Events

It is possible that *force majeure* events may disrupt operations at or cause substantial damage to the Ripon Facilities. As the plants are located in California, such *force majeure* events may include earthquakes. While Ripon has obtained insurance, including earthquake insurance, to mitigate any financial costs arising from such *force majeure* events, there is no assurance such insurance will fully cover such risks and costs or will continue to be available to Ripon on terms which are commercially reasonable.

Qualifying Facility Status

Loss of QF status could trigger defaults under covenants to maintain QF status under the PPAs and the Ripon Loan and result in PPA termination, penalties or acceleration of indebtedness under plus interest. Further, under PURPA, a regulated utility could refuse to purchase electricity from the Ripon Facility and/or the San Gabriel Facility at such utility's Avoided Cost if QF status were lost and might be entitled to certain remedies for breach of an existing PPA including the right to terminate the PPA. In addition, the FERC has asserted jurisdiction over the rates charged by QFs during periods when a facility does not operate in compliance with the applicable QF criteria and has indicated its willingness to order the refund of payments previously made under PPAs in some cases. Further, loss of QF status could expose either Facility to regulation by FERC under

the Federal Power Act, by the CPUC and, until February 8, 2006, by the Securities and Exchange Commission under the *Public Utility Holding Company Act of 1935*, or after February 8, 2006, by the FERC under EPA 2005.

Any of these consequences would result in substantial regulatory burdens, potentially lower revenues from power sales and potentially insurmountable impediments to affected entities with regard to conducting business in the manner currently contemplated. Accordingly, the ability of the Ripon and San Gabriel Facilities to generate distributable cash is dependent on their maintaining QF status. A facility may lose its QF status either temporarily or permanently.

Congress from time to time has considered legislation to repeal and amend certain provisions of PURPA, most recently with the enactment of EPA 2005. Such legislation has typically included "grand-fathering" protection to ensure that any change in law would apply only prospectively and would not affect the obligation of electric utilities to purchase from QFs under their existing PPAs. However, there is no guarantee that any future legislation would contain "grand-fathering" protection.

Pursuant to EPA 2005, on October 11, 2005 the FERC promulgated its proposed regulations implementing additional criteria to be applied to new generation facilities. Additionally under FERC's authority granted by Section 210 of PURPA FERC announced its intention to reconsider which of its other regulations, including but not limited to exemptions from regulation, are no longer required to "encourage cogeneration and small power production." In that light, FERC has proposed rules that would change the exemptions applicable to QFs. These changes would, among other things, subject QFs generally to the rate provisions of the *Federal Power Act* with respect to electricity sales not made at avoided cost rates established by a state regulatory authority. Moreover, FERC has invited comment on the proposed rules and on whether changes should be made to the exemptions and rights currently enjoyed by QF's under FERC's regulations, from interested parties, some of whom may argue against the encouragement of cogeneration and small power production. At this time, it is not possible to determine what rules applicable to QFs may be changed, or how they may be changed, as a result of this rulemaking and the case-by-case application of the rules that will further define their impact. Accordingly, this rulemaking may result in regulations that reduce the benefits of QF status. Nevertheless, it is believed that changes made to FERC's regulations as the result of the FERC rulemaking described above will not affect the Ripon and San Gabriel Facilities for so long as each project continues to operate in compliance with PURPA and their PPA's remain in effect. If either Facility should lose QF Status and if it should be determined that the purchasing utility has the right to terminate its PPA as a result thereof, the provisions of the new regulations would apply to any new PPA that either the Ripon or San Gabriel Facility would seek to enter into under PURPA.

Regulatory Approvals

The construction and operation of energy projects requires numerous permits from governmental agencies, as well as compliance with environmental laws and other regulations. While management believes that the Ripon and San Gabriel Facilities are in substantial compliance with all applicable regulations and that each of the Ripon and San Gabriel Facilities have the requisite permits, regulators and reviewing courts may disagree. There can be no assurance that new laws, regulations or orders or amendments to or new, more stringent interpretations or enforcement policies with respect to existing laws, regulations or orders which would have a material adverse effect on the Ripon and San Gabriel Facilities will not be adopted or that completed projects will comply with all applicable permit conditions, statutes and regulations. If either Ripon Project fails to obtain or maintain any required permit or fails to comply with any applicable law, regulators may take enforcement actions which could have a material adverse effect on the applicable project.

Enforcement of Indemnities Against the Vendors under the Purchase and Sale Agreement

Pursuant to the Purchase and Sale Agreement, the vendors agreed to indemnify Countryside Holding in respect of breaches of any representations and/or warranties contained in such agreement. The vendors, however, will not be liable to pay any amounts under the indemnity provisions until the aggregate amount of all claims or losses exceeds US$1.05 million, subject to a maximum liability of US$7 million and a deductible of US$350,000, with the exception of indemnities relating to breaches of representations and/or warranties concerning certain fundamental corporate matters, tax matters and environmental matters, for which the

maximum liability is limited to the cash purchase price paid by Countryside Holding under the Purchase and Sale Agreement. Further, it is not certain that the vendors will have sufficient assets to satisfy any claims for indemnification at the time an indemnification claim is made or a judgment respecting such a claim is entered. As a result, there can be no assurance that Countryside Holding will be able to obtain from the vendors under the Purchase and Sale Agreement the full amount of any damages suffered by it in respect of any breaches of representations and/or warranties by such vendors.

Environmental Health and Safety Risks

The Ripon and San Gabriel Facilities are regulated by numerous and significant laws, regulations, by-laws, guidelines, policies, directives and other requirements relating to environmental health and safety matters ("EHS Requirements").

Management believes that material environmental permits that are required for the operation of the Ripon and San Gabriel Facilities have been obtained (or renewals timely applied for). Although management believes that the operations of the facilities are currently in material compliance with applicable EHS Requirements and permit requirements, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that environmental control systems may not fail, which may result in material expenditures. Failure by Ripon to comply with any EHS Requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities (whether as a result of newly discovered issues or known issues that have not been quantified) or expenditures for investigation, assessment, remediation or monitoring, could result in additional expense, capital expenditures, restrictions or delays in the projects' and systems' activities, the extent of which cannot be predicted and which may be material.

Natural Gas Fuel Availability and Price

The Ripon and San Gabriel Facilities use natural gas for fuel. The Ripon Facility currently purchases natural gas under fixed cost contracts that expire in 2006. There can be no assurance that Ripon will enter into new long-term gas contracts or otherwise purchase natural gas in the market at the same price as it receives today. Ripon has also entered into gas transportation contracts under which the natural gas is transported from the gas supplier's delivery point to the Ripon and San Gabriel Facilities. The pricing under such contracts is governed by tariffs filed with the CPUC. The contracts currently expire in 2007. Upon expiry there can be no assurance that Ripon will be able to renew the gas transportation contracts at the same rates as it receives today, and therefore Ripon's fuel transportation costs may decrease or increase the distributable cash generated by Ripon.

Lack of Correlation Between Energy Prices and Fuel Costs

The energy prices charged by each of the Ripon and San Gabriel Facilities are currently governed by PPA amendments that will expire not later than June 30, 2006. After such date, the energy pricing at each facility will be based on the SRAC of the applicable utility. The CPUC is currently considering the future methodology for computing SRAC for each utility in an open proceeding. Although the outcome of such proceeding is uncertain, management believes that the CPUC will likely implement an SRAC methodology that indexes energy prices, in part, to an index of natural gas prices. However it is unknown what specific index the CPUC will choose for each utility and how energy prices will correlate to such index. At the same time, the Gas Contract will expire on June 30, 2006. Management is seeking to negotiate new gas contracts that will correlate gas prices with the same gas indices to be employed in the future applicable SRAC formulas and in that way ensure that energy prices received by Ripon adjust with movements in gas prices. However it is unclear that management will be successful given that both the conclusion of the CPUC proceeding and management's negotiations are unknown. In the event that management is unable to negotiate gas contracts with pricing that correlates with SRAC and gas prices increase without compensating adjustments in energy prices received by Ripon, operating margins at the Ripon and San Gabriel Facilities may be reduced, in turn reducing Ripon's distributable cash.

Potential Refund Liability

A proceeding is currently pending before the CPUC in Docket No. R 99-11-022 in which the CPUC is considering whether to apply retroactively for the period December, 2000 through March, 2001 a March, 2001 decision (D. 01-03-067) which, among other things, modified the methodology used in calculating SRAC and thereby decreased SRAC levels for the period commencing March 27, 2001. SCE and several other parties sought judicial review of D. 01-03-067 and two related CPUC decisions. In September, 2002, the California Court of Appeals found that the CPUC had violated PURPA for failing to consider SCE's argument that the CPUC should retroactively apply the modified SRAC formula. *Southern Cal. Edison vs. Public Utilities Comm'n.*, 101 Cal. App. 4th 982 (2002). The Court of Appeals directed the CPUC to consider SCE's request. In 2003 and 2004, comments on the issue were submitted to the CPUC by various parties and the matter was deemed submitted in November, 2004. In February, 2005, a Draft Decision was issued by the assigned Commissioner who found that "evidence shows SRAC prices were correct between December 2000 and March 2001, and retroactive application of the modified SRAC formula is not warranted." Various parties have submitted comments on the Draft Decision, including PG&E, SCE, a ratepayer organization and the CPUC's Office of Ratepayer Advocates, objecting to the Draft Decision. The CPUC has not yet issued a final decision in the matter and is free to accept the Draft Decision as written, modify it or reject it in its entirety. The outcome of this proceeding cannot be predicted. Even in the event of an adverse CPUC decision, management has been advised by counsel that Ripon would have several meritorious legal defenses that would be available to protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them. If the CPUC ultimately adopts a final order imposing a retroactive modification to the SRAC formula, and a remedy based thereon is ordered or authorized, and if such final order and remedy is not reversed on appeal, QFs including the Ripon and San Gabriel Facilities could be required to make refunds and/or accept reduced payments (by way of offset of past overpayment against future payments for power delivered) under their respective PPAs. Such refunds or reduced payments could be material for Ripon or San Gabriel, and could materially affect their ability to generate distributable cash.

Labour Relations

While management believes labour relations at the Ripon and San Gabriel Facilities have been stable to date and there have not been any disruptions in operations as a result of labour disputes with employees, the maintenance of a productive and efficient labour environment cannot be assured. In the event of a labour disruption such as a strike or lockout, the ability of the Ripon and San Gabriel Facilities to generate income, and consequently the ability of the Fund to generate cash distributions, may be impaired.

Risks Related to the Structure of the Fund

Dependence on Ripon

The Fund is an unincorporated, open-ended, limited purpose trust which is dependent on the management, operations and assets of Ripon as well as its other investments and on the management of Ripon through the indirect ownership of all of its outstanding membership interests. Although the Fund intends to distribute all cash generated by the Fund less administrative expenses, tax liabilities and other obligations of the Fund and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated from Ripon and paid to the Fund which will depend upon numerous factors, some of which will be beyond the control of management. Variations in the amounts of income generated from Ripon and paid to the Fund can be material.

Illinois Rate Incentive Program

Under the Illinois rate incentive program, USEB's Illinois-based biogas projects receive the gross contract rate for their power generated and sold under each project's PPA, which is equal to the average amount per kWh paid by the local government entities in each project's respective jurisdiction. The gross contract rate is subject to upward or downward adjustment and is set on a retroactive basis after the end of each contract year under the applicable PPA. During 2005, the gross contract rate for the prior contract year at four of USEB's ten Illinois-based biogas projects was reduced retroactively pursuant to the state retail rate program. As a result, USEB's

revenue and operating cash flow from such biogas projects for the current year have fallen because (i) the current year's payments that are being made by the applicable power purchaser are based on the lower gross contract rate established retroactively for the prior year, and (ii) the applicable power purchaser has been off-setting from current year payments overpayments made during the prior year. While USEB is currently in compliance with the terms of the USEB Loans and has made all payments of principal and interest on the USEB Loans, it has not had sufficient cash flow from operations to fully fund reserves under the USEB Loans, declare and pay dividends to its shareholders or make payments to Countryside Canada under the USEB Royalty Interest. If the gross contract rates remain at current levels, USEB may not be able to fully fund reserves under the USEB Loans and/or may not be able to pay royalties under the USEB Royalty Interest. If gross contract rates fall further, USEB may not be able to meet its obligations under the USEB Loans.

Potential Conflicts of Interest

Pursuant to the Management Agreement and the Administration Agreement, commencing on November 1, 2005, the Fund and its subsidiaries will rely substantially on the Manager and the Administrator for management, administration and project development functions. See "Modified Management Arrangements — Management Agreement" and "Modified Management Arrangements — Administration Agreement".

There may be circumstances in which the interests of the Manager, its affiliates or entities managed by such parties may conflict with those of the Fund, Countryside Canada, its subsidiaries and the Unitholders. Although the Executives are required to devote a significant majority of their time for the benefit of Countryside Canada, Countryside Holding and its subsidiaries and to the development of projects reasonably expected to be within the acquisition criteria of the Fund, the Manager's personnel are not required to devote their time exclusively to these activities. Further, while the Manager is prohibited from providing management and administrative services to third parties other than the Fund, the Manager may develop and own energy and utility infrastructure projects for its own account or jointly with third parties, subject to its obligation to provide the Fund with a first opportunity to invest in such projects as described below. Thus, subject to the constraints described above, the Manager and its executives may engage in activities similar to the current activities of the Fund, Countryside Canada and its subsidiaries.

The Manager and its affiliates will provide Countryside Canada and its subsidiaries with the first opportunity to invest in any entity or asset that meets the investment criteria of the Fund and Countryside Canada that the Manager or its affiliates develop, own or control. The Manager shall only be free to offer such investment opportunities to third parties or to pursue them for its own account if Countryside Canada or its subsidiaries decline or are unable to pursue such opportunities.

Further provisions in the Declaration of Trust, which are similar to those contained in the Canada Business Corporations Act, provide certain procedures to be followed in the event of such conflicts of interests, and certain remedies may be available to the Fund where such procedures are not followed.

Reliance on Third Parties

The Fund maintains no employees of its own and is reliant upon the Administrator and the Manager for the administration and management of its operating subsidiaries.

United States Tax-Related Risks

There can be no assurance that U.S. federal income tax laws and the IRS administrative policies respecting the U.S. tax consequences described herein will not be changed in a manner that adversely affects Unitholders. The Fund has obtained advice from U.S. tax counsel on certain U.S. federal income tax matters; however, the Fund has not sought or received a formal tax opinion from U.S. tax counsel.

Countryside Holding Note

The following discussion describes certain U.S. federal income tax consequences that could result in a reduction in the amount of distributions that Countryside Canada would otherwise receive from Countryside Holding and could consequently result in a reduction in the cash flow of the Fund that would otherwise be

available for distribution to Unitholders. Countryside Holding intends to treat the Countryside Holding Note as debt for U.S. federal income tax purposes and (subject to the discussion below regarding the earnings stripping rules) to claim deductions for all of the interest on the Countryside Holding Note in computing its income for U.S. federal income tax purposes. The Fund believes that the interest rate being charged on the Countryside Holding Note has been determined in an arm's length manner under the relevant facts and circumstances. While it is possible that the Internal Revenue Service ("IRS") could take a contrary position, the Fund believes, based on advice of U.S. tax counsel, that Countryside Holding's position that the Countryside Holding Note is properly treated as debt, rather than equity, for U.S. federal income tax purposes is supported by existing legal authority as applied to the relevant facts and circumstances reviewed by U.S. tax counsel relating to the Countryside Holding Note. If the IRS successfully challenged Countryside Holding's treatment of the Countryside Holding Note as debt for such purposes, then otherwise deductible interest would be treated as non-deductible distributions and the disallowance of these interest deductions could increase Countryside Holding's U.S. federal income tax liability. If the IRS successfully challenged the interest rate as excessive on the Countryside Holding Note, Countryside Holding would not be able to fully deduct interest paid on such note and the disallowance of these interest deductions could increase Countryside Holding's U.S. federal income tax liability. Any such increase in Countryside Holding's U.S. federal income tax liability could adversely affect its ability to make interest and principal payments on the Countryside Holding Note and could also reduce the amount of the distributions which Countryside Canada would otherwise receive from Countryside Holding, and this could reduce the cash flow of the Fund that would otherwise be available for distribution to Unitholders.

The earnings stripping rules under Section 163(j) of the United States Internal Revenue Code of 1986, as amended (the "Code"), may limit the ability of Countryside Holding to deduct all or a portion of the interest paid on the Countryside Holding Note. Generally, under these rules, the ability of Countryside Holding to deduct interest paid on the Countryside Holding Note will be limited if (1) the debt to equity ratio of Countryside Holding exceeds 1.5 to 1 and (2) its net interest expense (the interest paid by Countryside Holding on all debt, including the Countryside Holding Note, less its interest income) exceeds 50% of its adjusted taxable income (generally, U.S. federal taxable income before net interest expense, depreciation, amortization and taxes). The amount of the disallowed deduction would be the interest expense exceeding the 50% threshold. If all or a portion of the deduction for interest on the Countryside Holding Note for a taxable year is disallowed by Code Section 163(j), the amount disallowed will be carried forward and treated as interest paid or accrued in the succeeding taxable year. Such interest, together with all other interest paid or accrued by Countryside Holding on all of its debt in the succeeding taxable year, would then be tested under Code Section 163(j) in such succeeding taxable year. In addition, there can be no assurance that future changes to the Code and the regulations thereunder will not otherwise restrict or eliminate the ability of Countryside Holding to claim a deduction for U.S. federal income tax purposes for interest paid on the Countryside Holding Note. An additional restriction on or elimination of the ability of Countryside Holding to claim deductions for interest payments on the Countryside Holding Note could increase the U.S. federal income tax liability of Countryside Canada. Any such increase in U.S. federal income tax liability could reduce the amount of the distributions which Countryside Canada would otherwise receive from Countryside Holding and this could reduce the cash flow of the Fund that would otherwise be available for distribution to Unitholders. The debt to equity ratio of Countryside Holding currently is less than 1.5 to 1, and thus the limitations of Code Section 163(j) are not expected to currently apply. Because the tests of Code Section 163(j) are applied for each taxable year, no assurance can be given that the limitations of Code Section 163(j) would not apply in the future.

Recent Developments Relating to USEB's Code Section 29 Tax Credits

In addition, USEB currently receives income from the sale of Code Section 29 tax credits which will expire on December 31, 2007 unless the law is extended. Through December 31, 2007, Code Section 29 has a phase out provision that is triggered when the "Market Wellhead Price" of domestic crude oil reaches certain "Phase-out Prices" as determined by the IRS. The phase-out is proportional. The Market Wellhead Price is the IRS' estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation. Phase out Prices are adjusted each year for inflation. The IRS will not publish the Phase-out Prices for calendar year 2005 until May 2006. Historically, the Market Wellhead Prices oil prices have been substantially below "Phase-out Prices" and therefore the possibility of a phase-out has been considered remote. However, due to the recent spike in oil prices, Market Wellhead Prices in 2005 have, on occasion,

exceeded the price at which the Phase out would be triggered. Nevertheless, based on average Market Wellhead Prices for the first seven months of 2005 and estimates of 2005 Phase-out Prices, management believes that the Phase-out will not be triggered in 2005 unless oil prices during the remainder of 2005 increase significantly from current levels. However, there can be no assurance that future oil prices will remain under future phase out levels in 2006 and 2007. If a phase out is triggered during such years or in 2005, USEB's income from Code Section 29 tax credits may be reduced or eliminated, thus reducing cash available for servicing debt service on the USEB Loan and for payments of the royalty.

Canadian Tax-Related Risks

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects, including that the Securities may cease to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

The 2004 Budget Proposals included proposed amendments to the Tax Act to restrict direct and indirect holdings in certain "business income trusts" (as defined in the 2004 Budget Proposals) by certain tax-exempt entities. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the 2004 Budget Proposals was suspended to allow further consultation with interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the 2004 Budget Proposals, advising that the Department of Finance will continue to consult shareholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed FTEs such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. The stated focus of the consultation paper is to assess the tax and economic efficiency implications of FTEs to determine if the current tax system is appropriate or should be modified. Although the consultation paper does not propose any particular legislative or administrative changes, it identifies possible policy approaches, including limiting the deduction of interest expenses by operating entities, taxing FTEs in a manner similar to corporations or better integrating the personal and corporate income tax systems to make the tax system more neutral between forms of business organizations. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that CRA postpone providing advance income tax rulings respecting FTE structures pending these consultations, that the Department of Finance (Canada) is closely monitoring developments in the FTE market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. Further initiatives in this area, if any, including the possible initiatives referred to in the consultation paper, may be taken following the completion of such consultations. Accordingly, legislative changes in this area are possible, and such changes could result in the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" being materially different in certain respects.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of units of the Fund were held by non-residents and partnerships other than Canadian partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include

these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

Income fund structures generally involve significant amounts of inter company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against Countryside Canada, it could materially adversely affect the amount of cash available to the Fund for distribution to Unitholders or available to Countryside Canada to make interest payments on the Debentures. Management of the Fund believes that the interest expense inherent in the structure of the Fund is supportable and reasonable in light of the terms of the Countryside Canada Notes and the Debentures. On October 31, 2003 the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. The Fund has advised counsel that it does not believe that the proposed amendments will have a material effect on the tax position of the Fund or Countryside Canada. As part of the 2005 Federal Budget, the Minister of Finance (Canada) announced that an alternative proposal to replace the proposed amendment would be released at an early opportunity.

Exchange Rate Fluctuations

A substantial portion of the Fund's distributable cash in 2004 was derived from U.S. dollar-based investments, whereas a majority of the Fund's costs and its financial obligations to its lenders and unitholders are denominated in Canadian dollars. After accounting for the acquisition of Ripon, the percentage of the Fund's distributable cash from U.S. dollar-based investments is expected to increase. Ripon's revenues derive from PPAs and steam sale agreements denominated in U.S. dollars and currently distributable cash from Ripon is unhedged currency transaction risk into Canadian dollars. Management intends to implement a hedging strategy for its unhedged currency transaction risk once it completes the offering.

Risks Related Specifically to the Debentures

Trading Market for Debentures

The Debentures constitute an initial public offering of securities of Countryside Canada for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of Countryside Canada and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Secured Indebtedness. The Debentures will also be effectively subordinate to claims of trade creditors of Countryside Canada's direct or indirect subsidiaries except to the extent Countryside Canada is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. See "Description of the Debentures — Subordination".

Absence of Covenant Protection

The Indenture will not restrict Countryside Canada or any of its subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging its assets to secure any indebtedness. The Indenture will not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Countryside Canada or any of its subsidiaries.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of Countryside Canada, on and after October 31, 2008 and prior to the Maturity Date in whole or in part, at the redemption prices set forth in this short form prospectus, together with any accrued and unpaid interest. Holders of Debentures should assume that this redemption option will be exercised if Countryside Canada is able to refinance at a lower interest rate or it is otherwise in the interest of Countryside Canada to redeem the Debentures.

Inability of Fund to Purchase Debentures

Countryside Canada will be required to offer to purchase all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, Countryside Canada will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See "Description of Debentures — Put Right Upon a Change of Control".

Exchange Right Following Certain Transactions

In the event of certain transactions, pursuant to the terms of the Indenture, each Debenture will become exchangeable for securities, cash or property receivable by a holder of Units in the kind and amount of securities, cash or property into which the Debenture was exchangeable immediately prior to the transaction. This change could substantially lessen or eliminate the value of the exchange privilege associated with the Debentures in the future.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Issuer and of Torys LLP, counsel to the Underwriters, the Units, if issued on the date hereof, would be qualified investments under the Tax Act for the Plans on that date. The Debentures, if issued, on the date of this short form prospectus, would be qualified investments for trusts governed by the Plans (other than trusts governed by deferred profit sharing plans to which contributions are made by Countryside Canada or a person with whom Countryside Canada does not deal at arm's length within the meaning of the Tax Act) provided that the Units are listed on the TSX. If the Fund ceases to qualify as a mutual fund trust, the Securities will cease to be qualified investments for the Plans.

Common shares of Countryside Canada and Countryside Canada Notes received as a result of a redemption of Units may not be qualified investments for a Plan which could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units. The foreign property limitation contained in Part XI of the Tax Act has been repealed.

MATERIAL CONTRACTS

The material contracts and other instruments entered into by, to be entered into by, or to become binding upon, the Fund or its subsidiary entities in connection with the Offering and the Acquisition are as follows:

(a) the Underwriting Agreement referred to under "Plan of Distribution";

(b) the Indenture referred to under "Description of the Debentures";

(c) the Purchase and Sale Agreement referred to under "The Acquisition — Purchase and Sale Agreement"; and

(d) the Second Amended and Restated Credit Agreement referred to under "The Acquisition — Amended Credit Facility".

Copies of each of the foregoing agreements may be inspected during regular business hours at the offices of the Fund, at 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, Toronto-Dominion Centre, Toronto, Ontario.

The registrar and transfer agent for the Units is CIBC Mellon Trust Company at its principal transfer office in Toronto, Ontario. See "Plan of Distribution".

STATUTORY AND CONTRACTUAL RIGHTS OF RESCISSION AND STATUTORY RIGHTS OF WITHDRAWAL

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

"**2004 Budget Proposals**" means proposed amendments to the Tax Act announced by the Minister of Finance (Canada) on March 23, 2004, to restrict direct and indirect investment in certain "business income trusts" (as defined in the proposals) by certain tax exempt investors including trusts governed by registered pension plans and pension corporations.

"**Acquisition**" means the indirect acquisition by the Fund of the membership interests of Lightyear Rockland Partners LLC (the predecessor to Ripon Power), whose principal asset is Ripon pursuant to the Purchase and Sale Agreement.

"**Additional Advances**" means the funding of additional advances made by Countryside Canada to USEB in connection with the acquisition and amendment of the USEB Loans at the IPO Closing.

"**Administration Agreement**" means the management and administration agreement to be entered into on or prior to the closing of the Offering between the Fund, Countryside Canada and the Administrator.

"**Administrator**" means Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager.

"**Amended Credit Facility**" means the amended revolving term facility of up to $80 million provided by a Canadian chartered bank to the Fund through Countryside Acquisition for the purpose of financing the Acquisition.

"**Book-Entry Only System**" means the book-based system administered by CDS.

"**Capital Event**" means a liquidation of USEB or a sale of substantially all of the assets of USEB.

"**CDS**" means The Canadian Depository for Securities Limited.

"**CDS Participant**" means a participant in the CDS depository service.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Cogen Facilities**" means the Ripon Facility and the San Gabriel Facility.

"**Combined Business**" means the combined businesses conducted by the District Energy Systems, the Biogas Projects and the Cogen Facilities following completion of the Offering.

"**Countryside Acquisition**" means Countryside Canada Acquisition Inc., a corporation incorporated under the federal laws of Canada.

"**Countryside Acquisition Loan**" means the intercompany loan in the amount of $29 million extended by Countryside Acquisition to Countryside Canada on June 29, 2005 in connection with the Acquisition.

"**Countryside Canada**" means Countryside Canada Power Inc., a corporation incorporated under the federal laws of Canada and a wholly-owned subsidiary of the Fund.

"**Countryside Canada Note Indenture**" means the note indenture entered into between Countryside Canada and CIBC Mellon Trust Company, as trustee thereunder, pursuant to which Countryside Canada will issue the additional Countryside Canada Notes, as the same may be amended, supplemented or restated from time to time.

"**Countryside Canada Notes**" means the 10.95% unsecured, subordinated notes issued by Countryside Canada to the Fund pursuant to the Countryside Canada Note Indenture.

"**Countryside District Energy Canada**" means Countryside District Energy Corp., a corporation incorporated under the laws of Canada.

"**Countryside District Energy Holdings**" means Countryside District Energy Holdings Corp., a corporation incorporated under the laws of Canada.

"**Countryside Holding**" means Countryside US Holding Corp., a corporation incorporated under the laws of Delaware.

"**Countryside Holding Note**" means the US$52,139,000 aggregate principal amount 7.5% unsecured, subordinated promissory note issued by Countryside Holding to Countryside Canada in connection with the Offering.

"**Countryside U.S.**" means Countryside U.S. Power Inc.

"**CPUC**" means the California Public Utilities Commission.

"**CRA**" means the Canada Revenue Agency.

"**Current Market Price**" means the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date of the applicable event.

"**Debenture Trustee**" means the trustee or its successor as trustee under the Indenture.

"**Debentureholders**" means the holders of Debentures, and "**Debentureholder**" means any one of them.

"**Debentures**" means the 6.25% exchangeable unsecured subordinated debentures of Countryside Canada issued pursuant to the Indenture as of the date of closing of the Offering, and "**Debenture**" means one of them.

"**Declaration of Trust**" means the declaration of trust of the Fund dated February 16, 2004, as amended and restated on April 8, 2004.

"**District Energy Systems**" means, collectively, the PEI District Energy System and the London District Energy System.

"**EPA 2005**" means the *United States Energy Policy Act of 2005*.

"**ERISA**" means the *United States Employee Retirement Income Security Act of 1974*, as amended.

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of ERISA and/or any plan that is subject to Section 4975 of the Code, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor.

"**Exchange Price**" means the price of $10.75 per Unit, being a ratio of 109.4884 Units per US$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the Indenture, at which price each Debenture will be exchangeable for Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside for redemption of the Debentures.

"**Fund**" means Countryside Power Income Fund, a trust established under the laws of the Province of Ontario and governed by the Declaration of Trust.

"**Fund's AIF**" means the annual information form of the Fund dated March 31, 2005.

"**Indenture**" means the trust indenture dated as of the closing of the Offering between the Fund, Countryside Canada and the Debenture Trustee, governing the terms of the Debentures.

"**IPO Closing**" means the closing of the Fund's initial public offering of Units on April 8, 2004.

"**IRS**" means the United States Internal Revenue Service.

"**Issuer**" means collectively the Fund and Countryside Canada.

"**London District Energy System**" means the district energy system indirectly owned by the Issuer located in London, Ontario.

"**Management Agreement**" means the management agreement entered into between the Manager, Countryside Holding and Countryside Canada on September 23, 2005, as it may be amended, supplemented and restated from time to time.

"**Management and Administration Agreement**" means the management and administration agreement to be entered into on or prior to the closing of the Offering between the Fund, Countryside Canada and Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager.

"**Manager**" means Countryside Ventures LLC.

"**Maturity Date**" means October 31, 2012, the maturity date of the Debentures.

"**Offering**" means the offering of Securities pursuant to this short form prospectus.

"**person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

"**PEI District Energy System**" means the district energy system indirectly owned by the Issuer located in Charlottetown, Prince Edward Island.

"**Plans**" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act.

"**Purchase and Sale Agreement**" means the agreement dated June 29, 2005 pursuant to which Countryside Holding acquired all of the membership interests of Ripon Power for total consideration of approximately US$95.3 million.

"**QF**" or "**Qualifying Facility**" has the meaning ascribed thereto in "Industry Overview — Qualifying Facilities".

"**Renewable Energy Projects**" means the 22 renewable power and energy projects located in the United States in which the Fund holds indirect investments.

"**Ripon**" means Ripon Cogeneration, LLC, a limited liability company formed pursuant to the laws of the State of Delaware.

"**Ripon Loan**" means the project loan extended by the Union Bank of California and the Allied Irish Bank to Ripon that will be acquired by Countryside Holding in connection with the closing of the Offering.

"**Ripon Power**" means Ripon Power LLC, a limited liability company formed pursuant to the laws of the State of Delaware.

"**Ripon PPA**" means the power purchase agreement between the Ripon Facility and Pacific Gas and Electric Company, the principal operating subsidiary of PG&E Corporation, expiring in 2018.

"**Royalties**" means the payments made with respect to the USEB Royalty Interest prior to conversion.

"**San Gabriel PPA**" means the power purchase agreement, as amended, between Simpson Paper Company and SCE and assigned to Ripon Cogeneration Inc. expiring in 2016.

"**Securities**" means, collectively, the Units and Debentures offered pursuant to this short form prospectus.

"**Senior Secured Indebtedness**" means in relation to Countryside Canada all secured indebtedness, liabilities and obligations of Countryside Canada, including the indebtedness under the Amended Credit Facility but excluding the Debentures, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by Countryside Canada of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary (as defined in the *Securities Act* (Ontario)) of Countryside Canada, for payment of which Countryside Canada is responsible or liable, whether absolutely or contingently.

"**Subordinated Intercompany Debt**" means intercompany debt of the Fund and its subsidiaries.

"**SRAC**" means the short-run avoidance cost formula adopted by the CPUC.

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder.

"**Trustees**" means the trustees of the Fund pursuant to the Declaration of Trust.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means, collectively, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., the underwriters of the Offering.

"**Underwriting Agreement**" means the agreement dated October 27, 2005 between the Issuer and the Underwriters, among others, in respect of the Offering.

"**Unitholders**" means the holders from time to time of Units and includes, while the Units are registered in the Book-Entry Only System, the beneficial owners of Units.

"**Units**" means the trust units of the Fund, each unit representing an equal undivided beneficial interest therein.

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

"**USEB**" means U.S. Energy Biogas Corp.

"**USEB Loan Agreement**" means the amendment to the note purchase agreement to be entered into by Countryside Canada and USEB with respect to the USEB Loans.

"**USEB Loans**" means the loans of USEB acquired by Countryside Canada at the IPO Closing, as amended to reflect the Additional Advances and otherwise have the terms described in the USEB Loan Agreement.

"**USEB Royalty Interest**" means the convertible royalty interest in USEB acquired by Countryside Canada in connection with the IPO Closing.

Words importing the singular also include the plural, and vice versa, and words importing any gender include all genders.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

To the Trustees of Countryside Power Income Fund,

We have read the prospectus of Countryside Power Income Fund (the "Fund") dated October 27, 2005 relating to the qualification and distribution of 4,720,000 trust units of the Fund and US$55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures of Countryside Canada Power Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the Unitholders of the Fund on the consolidated balance sheet of the Fund as at December 31, 2004 and the consolidated statements of income and deficit and cash flows for the period from February 16, 2004 to December 31, 2004. Our report is dated March 18, 2005.

Toronto, Canada
October 27, 2005

(Signed) ERNST & YOUNG LLP
Chartered Accountants

COMPILATION REPORT

To the Trustees of Countryside Power Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of Countryside Power Income Fund (the "Fund") as at June 30, 2005 and unaudited pro forma consolidated statements of income for the six months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "Countryside Power Income Fund" to the audited consolidated financial statements of the Fund for the period from February 16, 2004 to December 31, 2004 and to the unaudited interim consolidated financial statements of the Fund for the six month period ended June 30, 2005 and found them to be in agreement.
2. Compared the figures in the column captioned "USE Canada Holdings Corp." to the unaudited interim consolidated financial statements of USE Canada Holdings Corp. for the three months ended March 31, 2004, and found them to be in agreement.
3. Compared the figures in the columns captioned "Ripon Power LLC" to the audited consolidated financial statements of Ripon Power LLC for the period from January 27, 2004 to December 31, 2004 and to the unaudited interim consolidated financial statements of Ripon Power LLC for the period from January 1, 2005 to June 29, 2005 after translating the amounts from United States dollars to Canadian dollars and found them to be in agreement.
4. Compared the figures in the column captioned "Ripon Cogeneration LLC" to a schedule (the "schedule") prepared by accounting staff Ripon Cogeneration LLC, and found them to be in agreement. We also compared each of the figures in the schedule to the accounting records of Ripon Cogeneration LLC after translating the amounts from United States dollars to Canadian dollars and found them to be in agreement.
5. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

   The officials:

   (i) described to us the basis for determination of the pro forma adjustments, and

   (ii) stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.
6. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
7. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Countryside Power Income Fund" as at June 30, 2005 and found the amounts in the column captioned "Countryside (Pro Forma)" to be arithmetically correct.
8. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Countryside Power Income Fund for the six month period ended June 30, 2005" and "Ripon Power LLC for the period from January 1, 2005 to June 29, 2005" and found the amounts in the column captioned "Countryside (Pro Forma)" to be arithmetically correct.
9. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Countryside Power Income Fund for the period from February 16, 2004 to December 31, 2004", "USE Canada Holdings Corp. for the period from January 1, 2004 to March 31, 2004", "Ripon Power LLC for the period from January 27, 2004 to December 31, 2004" and "Ripon Cogeneration LLC for the period from

January 1, 2004 to January 26, 2004" and found the amounts in the column captioned "Countryside (Pro Forma)" to be arithmetically correct.

10. A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
October 27, 2005

(Signed) ERNST & YOUNG LLP
Chartered Accountants

COUNTRYSIDE POWER INCOME FUND
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited — See Compilation Report)
As at June 30, 2005
(thousands of Canadian dollars)

	Countryside Power Income Fund	Pro Forma Adjustments [Note 2]	Countryside (Pro Forma)
ASSETS			
Current assets			
Cash and cash equivalents	$ 9,299	$ 104,626 a (3,350)b (72,911)c (32,000)d	$ 5,664
Accounts receivable	11,366		11,366
Inventories	901		901
Prepaid expenses	619		619
Current portion of loans receivable from U.S. Energy Biogas Corp.	1,931		1,931
Total current assets	$ 24,116	$ (3,635)	$ 20,481
Loans receivable from U.S. Energy Biogas Corp.	102,969		102,969
Royalty interest in U.S. Energy Biogas Corp., net	7,391		7,391
Other assets	2,277	3,696 a	5,973
Property, plant and equipment, net	77,370		77,370
Other intangibles, net	81,505		81,505
Total assets	$295,628	$ 61	$295,689
LIABILITIES AND UNITHOLDER'S EQUITY			
Current			
Bank indebtedness	2,000		2,000
Accounts payable and accrued liabilities	7,903		7,903
Distributions payable	1,274		1,274
Total current liabilities	$ 11,177	$ —	$ 11,177
Long-term debt	150,911	(72,911)c (32,000)d	46,000
Exchangeable debentures — liability component		65,611 a	65,611
Other liabilities	3,688	(3,350)b	338
Future income tax liability	826		826
Total liabilities	$166,602	$ (42,650)	$123,952
UNITHOLDERS' EQUITY			
Trust units	136,350	40,925 a	177,275
Exchangeable debentures — equity component		1,786 a	1,786
Deficit	(7,324)		(7,324)
Total unitholders' equity	129,026	42,711	171,737
Total liabilities and unitholders' equity	$295,628	$ 61	$295,689

See accompanying notes to pro forma consolidated financial statements

COUNTRYSIDE POWER INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(Unaudited — See Compilation Report)

Six Months ended June 30, 2005
(thousands of Canadian dollars, except per unit amounts)

	Countryside Power Income Fund For the six months ended June 30, 2005	Ripon Power LLC For the period from January 1, 2005 to June 29, 2005	Pro Forma Adjustments [Note 2]	Countryside (Pro Forma)
Revenues				
Energy sales	$ 9,412	$34,722		$ 44,134
Fuel and other fees	1,149	—		1,149
Interest income on loans to U.S. Energy Biogas Corp.	5,798	—		5,798
Income from U.S. Energy Biogas Corp. royalty interest	164	—		164
Other income	42	80		122
	$16,565	$34,802	—	$ 51,367
Expenses				
Fuel, operating and maintenance	6,887	29,369	(998)g	35,258
General and administration	2,106	689	(400)h	2,832
			148 i	
			289 f	
Depreciation and amortization	1,837	3,258	194 g	6,130
			(2,240)j	
			2,663 k	
			(1,017)l	
			1,403 m	
			160 n	
			(531)o	
			264 p	
			139 q	
	10,830	33,316	74	44,220
Earnings (loss) before the following items	5,735	1,486	(74)	7,147
Interest expense	808	2,991	112 r	3,431
			2,118 s	
			1,195 t	
			(2,991)u	
			(802)v	
Costs associated with the early extinguishment of debt	—	3,998	(3,998)w	—
Unrealized loss on interest rate swap	352	3,132	(3,132)x	352
Unrealized loss on foreign exchange	113	—		113
	1,273	10,121	(7,498)	3,896
Income (loss) before income taxes	4,462	(8,635)	7,424	3,251
Provision for income taxes				
Current	7	—	240 e	112
			(135)y	
Future	544	—	(139)y	405
	551	—	(34)	517
Net income (loss) for the period	$ 3,911	$(8,635)	$ 7,458	$ 2,734
Basic and diluted income per unit			ee	$ 0.14

See accompanying notes to pro forma consolidated financial statements

COUNTRYSIDE POWER INCOME FUND
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(Unaudited — See Compilation Report)
Year ended December 31, 2004
(thousands of Canadian dollars, except per unit amounts)

	Countryside Power Income Fund For the period from *February 16, 2004 to* December 31, 2004	USE Canada Holdings Corp. For the period from *January 1, 2004 to* March 31, 2004	Ripon Power LLC For the period from *January 27, 2004 to* December 31, 2004	Ripon Cogeneration LLC For the period from *January 1, 2004 to* January 26, 2004	Pro Forma *Adjustments* [Note 2]	*Countryside* (Pro Forma)
Revenues						
Energy sales	$10,466	$5,336	$64,972	$4,335	$ 336 z	$ 85,445
Fuel and other fees	1,679	357	—	—	43 z 158 aa	2,237
Interest income on loans to U.S. Energy Biogas Corp.	8,556	—	—	—	3,131 aa	11,687
Income from U.S. Energy Biogas Corp. royalty interest	410	—	—	—	164 aa	574
Other income	25	5	164	16		210
	$21,136	$5,698	$65,136	$4,351	$ 3,832	$100,153
Expenses						
Fuel, operating and maintenance	7,775	4,099	50,729	3,166	(1,368)g 290 z	64,691
General and administration	2,053	248	1,224	558	(787)h 311 i 22 z 607 f 885 cc	5,121
Depreciation and amortization	1,986	307	6,225	562	287 g (4,321)j 5,325 k (1,904)l 2,973 m 319 n (169)o 528 p 416 q 27 z 374 aa (7)bb	12,928
	11,814	4,654	58,178	4,286	3,808	82,740
Earnings (loss) before the following items	9,322	1,044	6,958	65	24	17,413
Interest expense	1,181	448	7,069	—	220 r 4,456 s 2,390 t (7,069)u (1,174)v (1)z (448)dd	7,072
Unrealized loss on interest rate swap	60	—	—	—		60
	1,241	448	7,069	—	(1,626)	7,132
Income (loss) before income taxes	8,081	596	(111)	65	1,650	10,281
Provision for (recovery of) income taxes						
Current	10	9	—	—	470 e 135 y	624
Future	506	(19)	—	—	12 z (61)aa 139 y	577
	516	(10)	—	—	695	1,201
Net income (loss) for the period	$ 7,565	$ 606	$ (111)	$ 65	$ 955	$ 9,080
Basic and diluted earnings per unit					ee	$ 0.46

See accompanying notes to pro forma consolidated financial statements

COUNTRYSIDE POWER INCOME FUND

NOTE TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except per trust unit amounts and unless otherwise indicated)
As at and for the six-month period ended June 30, 2005 and for the year ended December 31, 2004

(Unaudited — See Compilation Report)

1. BASIS OF PRESENTATION

Countryside Power Income Fund (the "Fund") is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The initial public offering (the "Initial Offering") of Trust Units of the Fund was completed on April 8, 2004. The unaudited pro forma consolidated balance sheet as at June 30, 2005 and the pro forma consolidated statements of income for the six months ended June 30, 2005 and the year ended December 31, 2004 (the "Pro Forma Financial Statements") have been prepared by management ("Management") of Countryside Canada Power Inc. ("Countryside Canada"), in accordance with Canadian generally accepted accounting principles, to give effect to:

(a) The public offering of 4,720,000 units of the Fund ("Units") at a price of $9.35 per unit and the issuance of US$55,000,000, 6.25% exchangeable unsecured subordinated debentures ("exchangeable debentures") due October 31, 2012 for proceeds, net of $6,903 in offering costs, of $104,626.

(b) The acquisition of USE Canada Holdings Corp. as if it occurred on January 1, 2004.

(c) The completion of the acquisition of Lightyear Rockland Partners LLC ("LRPLLC"), whose name was subsequently changed to Ripon Power LLC ("Ripon Power"), as if it occurred on January 1, 2004. Ripon's principal assets consist of two gas-fired cogeneration plants in California: the Ripon Cogeneration Facility ("Ripon Facility") and the San Gabriel Cogeneration Facility ("San Gabriel Facility") (collectively the "Ripon Facilities").

(d) The repayment of project debt at a subsidiary of Ripon Power of $72,911, plus early repayment fees of $3,350.

(e) The repayment of $32,000 outstanding under the Fund's revolving credit facility.

The unaudited pro forma consolidated balance sheet of the Fund as at June 30, 2005 has been prepared using the unaudited consolidated balance sheet of the Fund as at June 30, 2005, which incorporates the Ripon Power acquisition that occurred on June 29, 2005. U.S. dollar denominated pro forma adjustments included in the unaudited pro forma consolidated balance sheet of the Fund as at June 30, 2005 have been translated into Canadian dollars at a rate of $1.2254/U.S. dollar.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2004 has been prepared using the audited consolidated statement of income and deficit of the Fund for the period from February 16, 2004 to December 31, 2004, the unaudited consolidated statement of income and retained earnings of Countryside District Energy Holdings Corp. (formerly USE Canada Holdings Corp.) for the period from January 1, 2004 to March 31, 2004, the audited consolidated statement of income and retained earnings of Ripon Power for the period from January 27, 2004 to December 31, 2004, an unaudited schedule of the results of operations of Ripon for the period from January 1, 2004 to January 26, 2004, and an unaudited schedule of the results of operations of Countryside District Energy Holdings Corp. as described in note 2(x).

The unaudited pro forma consolidated statement of income for the six months ended June 30, 2005, has been prepared using the unaudited interim consolidated statement of income and deficit of the Fund for the six months ended June 30, 2005, and the unaudited interim consolidated statement of income and retained earnings of Ripon Power for the period from January 1, 2005 to June 29, 2005.

The audited consolidated statement of income of Ripon Power for the period from January 27, 2004 to December 31, 2004 and the unaudited consolidated statement of income of Ripon Power for the period from January 1, 2005 to June 29, 2005, reported in U.S. dollars, are included elsewhere in the prospectus of the Fund dated October 27, 2005 (the "Prospectus") and have been translated into Canadian dollars at rates of $1.2964/U.S. dollar and $1.2322/U.S. dollar, respectively. The unaudited schedule of the results of operations of Ripon for the period from January 1, 2004 to January 26, 2004 reported in U.S. dollars has been translated into Canadian dollars at a rate of $1.3094/U.S. dollar.

The pro forma adjustments are based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of the Fund will depend on a number of factors. Therefore, the actual adjustments will differ from the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial information.

These unaudited Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. These unaudited Pro Forma Financial Statements incorporate the principal accounting policies used to prepare the consolidated financial statements of Ripon Power, other than the following:

(a) Ripon Power's accounting policy was to depreciate all property plant and equipment over the useful life of the plant as a whole and to expense all maintenance related costs in the period as incurred. The Fund's policy for depreciating property, plant and

(In thousands of Canadian dollars, except per trust unit amounts and unless otherwise indicated)

1. BASIS OF PRESENTATION (Continued)

equipment is to amortize individual components of property plant and equipment over their individual useful lives and to capitalize all maintenance costs that represent a betterment (notes 2 (g) and 2 (m)).

(b) Ripon Power's accounting policy was to amortize deferred financing fees based on the effective interest rate method and treat this amortization as interest expense. These unaudited Pro Forma Financial Statements have been adjusted to reflect the Fund's accounting policy of amortizing deferred financing fees on the straight line basis, over the term of the loan, and to treat these amounts as depreciation and amortization expense (note 2 (q)).

(c) The historical financial statements for Ripon Power do not reflect any income tax expense.

Under the terms of the *Income Tax Act* (Canada), the Fund is not subject to income taxes to the extent that its taxable income in a year is paid or payable to a unitholder. The Fund intends to make sufficient distributions in each year of its net income and net realized taxable capital gains for tax purposes so that the Fund will generally not be liable in that year for income tax. Accordingly, no provision for current income taxes for the Fund has been reflected in the unaudited pro forma consolidated statements of income.

The Fund's corporate subsidiaries are subject to income tax and follow the liability method of tax allocation, whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Historically, U.S. income taxes were not levied at the Ripon Power level. Taxes attributable to this entity will be incurred at the Fund's subsidiary level. Accordingly, an estimate of current taxes payable has been included in the preparation of the unaudited pro forma consolidated income statements.

These Pro Forma Financial Statements should be read in conjunction with the consolidated financial statements of the Fund, USE Canada Holdings Corp. (included in the prospectus of the Fund dated March 29, 2004) and Ripon Power (included in this Prospectus), including the related notes thereto.

The Pro Forma Financial Statements are not intended to reflect the results of operations which would have actually resulted had the acquisitions and other pro forma adjustments been effected on the dates indicated. Further, the Pro Forma Financial Statements are not necessarily indicative of the results of operations that may be obtained by the Fund in the future.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Financial Statements have been presented assuming that the following transactions had been completed and adjustments had been effected as described in note 1, as of January 1, 2004.

(a) The public offering of 4,720,000 units of the Fund ("Units") at a price of $9.35 per unit and the issuance of $67,397, 6.25% exchangeable unsecured debentures due October 31, 2012 for proceeds, net of $6,903 in offering costs, of $104,626. Of the $67,397 exchangeable debentures, $65,611 is allocated to debt and $1,786 is allocated to equity.

(b) To record the payment of the interest rate swap breakage fees related to the retirement of project debt at Ripon of $3,350.

(c) To record the repayment of project debt at Ripon Power of $72,911.

(d) To record the repayment of $32,000 outstanding under the Fund's revolving credit facility.

(e) To record the 10% U.S. withholding tax of $240 and $470 relating to interest paid on an intercompany note between two subsidiaries of the Fund for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(f) To record the incremental cost paid to the external Fund Manager under the new Fund management agreement excluding the subordinate interest the manager of the Fund has in certain cashflows generated by Ripon Power (Note 2(cc)).

(g) To record the capitalization of previously expensed amounts that increase or prolong the service life or capacity of an asset and related amortization of those amounts totalling $998 and $194 and of $1,368 and $287 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively, as a result of the change in accounting policy for Ripon Power.

(h) Management fees paid to previous owners were reversed amounting to $400 and $787 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(In thousands of Canadian dollars, except per trust unit amounts and unless otherwise indicated)

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

(i) Management and administration fees that will be paid to manage the Ripon Facilities under a newly established contract amounting to approximately $148 and $311 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(j) To record the elimination of the amortization of the other intangible assets consisting of Power Purchase Agreements (PPA's) recorded in the Ripon Power financial statements. The amount of amortization eliminated was $2,240 and $4,321 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(k) To record the amortization of the other intangible assets consisting of Power Purchase Agreements at the Ripon Facilities at their fair value amount on the date of acquisition, over their remaining lives. The amount of amortization recorded was $2,663 and $5,325 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(l) To record the elimination of the depreciation for property, plant and equipment recorded in the Ripon Power financial statements. The amount of amortization eliminated was $1,017 and $1,904 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(m) To record the depreciation for property, plant and equipment at the Ripon Facilities, based on their fair value amounts on the date of acquisition, over their remaining useful lives. The amount of depreciation recorded was $1,403 and $2,973 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(n) To record the amortization of deferred financing fees related to the Fund's amended credit facility required to finance the Ripon Power acquisition. These fees are being amortized over the life of the amended credit facility which matures on June 27, 2008. The amount of amortization recorded was $160 and $319 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(o) To record the elimination of the amortization and write-off of deferred financing fees of $531 and $169 relating to the original credit facility recorded in the statement of income and deficit of the Fund for the six month period ended June 30, 2005 and the year ended December 31, 2004, respectively.

(p) To record the amortization of deferred financing fees of $3,696 relating to the issuance of the US$55,000,000 in exchangeable debentures over the term to maturity of seven years of $264 and $528 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(q) To reclassify deferred financing fee amortization recorded as a result of the refinancing of the original Ripon project debt from interest expense to depreciation and amortization expense, in order to conform to the presentation adopted in the Fund's financial statements after giving effect to the change in accounting policy for the amortization of deferred financing fees.

(r) To record the accretion of the liability component of the exchangeable debentures using the effective interest rate method, of $112 and $220, over the term of maturity of 7 years, for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(s) To record the interest paid on the exchangeable debentures of US$55,000 at 6.25% or $2,118 and $4,456 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(t) To record interest expense on the $48,000 drawn on the amended credit facility in the form of bankers' acceptances at the rate of 2.60% plus a stamping fee of 2.00%, for a total of $1,195 and a rate of 2.36% plus a stamping fee of 2.00%, for a total of $2,390 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(u) To record the elimination of the interest expense on the Ripon related project debt, which will be repaid with proceeds from the public offering, for a total of $2,991 and $7,069 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(v) To eliminate the interest expense on the original credit facility, for a total of $802 and $1,174 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(w) To record the elimination of the costs associated with the March 2005 early extinguishment of debt on Ripon's old financing arrangement which is being refinanced as part of this prospectus.

(In thousands of Canadian dollars, except per trust unit amounts and unless otherwise indicated)

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

(x) To record the elimination of the mark-to-market on the interest rate swap on the Ripon project debt that is being refinanced and the interest rate swap that is being terminated as part of this transaction.

(y) To record a provision for income taxes to reflect changes to taxable income and to the Fund's capital structure as a result of the adjustments to the Pro Forma Financial Statements.

(z) To record eight days of the results of Countryside District Energy Holdings Corp. from April 1, 2004 through April 8, 2004 the date of the acquisition of Countryside District Energy Holdings Corp. by the Fund:

Energy sales revenue	$336
Fuel and other fees revenue	43
Operating and maintenance expense	290
General and administration expense	22
Depreciation and administration expense	27
Interest income	(1)
Future income tax expense	12
	$ 29

(aa) To record the *pro forma* results of the Fund for the period from January 1, 2004 to April 8, 2004, based on the actual results for the Fund for the period from April 8, 2004 to December 31, 2004 pro-rated for the three months and eight days prior to the Fund's Initial Public Offering, except for the interest income on the loan to U.S. Energy Biogas Corp., for which the actual interest was calculated from the loan amortization schedule, and the income on the U.S. Energy Biogas Corp. royalty, which was calculated based on actual results for the period, as follows:

Fuel and other fees revenue	$ 158
Interest income on loans to U.S. Energy Biogas Corp.	3,131
Income from U.S. Energy Biogas Corp. royalty interest	164
Depreciation and administration expense	374
Future income tax benefit	61

(bb) To record the elimination of the amortization of deferred financing fees of $7 relating to the long-term debt recorded in the statement of income and retained earnings of USE Canada Holdings.

(cc) To record amounts owing to the Manager under the long-term incentive plan of nil and $885 for the six months ending June 30, 2005 and the year ending December 31, 2004, respectively.

(dd) To record the elimination of the interest expense of $448 recognized in the statement of income and retained earnings of USE Canada Holdings for the three months ended March 31, 2004, related to the bank debt that was acquired by the Fund as part of the acquisition of USE Canada Holdings, and subsequently repaid.

(ee) The basic earnings per unit calculations are based on the assumption that 19,625,000 Units were issued and outstanding for the periods presented. The diluted earnings and loss per unit is based on the assumption that an additional 6,022,000 Units from the exchangeable debenture issue were exchanged during the periods presented.

3. INCOME TAXES

The Fund and the underwriters of the Initial Offering received opinions from U.S. tax counsel on certain tax matters related to its investments in U.S. Energy Biogas Corp. ("USEB"). The pro forma consolidated financial statements of the Fund reflect these opinions: specifically, that the USEB Loans should be respected as debt and the interest on the USEB Loans should be deductible by USEB for U.S. federal income tax purposes, and that interest should not be subject to any U.S. federal income tax withholding.

The Fund has also made a loan to its U.S. subsidiary. The Fund believes that interest on these loans should be deductible by the U.S. subsidiary for U.S. federal income tax purposes, subject to limitations imposed by Section 163(j) of the Internal Revenue Code of 1986, and that the interest should be subject to U.S. federal income tax withholding.

3. INCOME TAXES *(Continued)*

There can be no assurance that the Internal Revenue Service ("IRS") will not challenge various tax filing positions taken by the Fund. Management believes it is unlikely that the IRS would be successful; however, the effect on the income of the Fund and the net cash received by the Fund of a successful challenge by the IRS would be limited in the near term due to the tax position of USEB. In the longer term, a successful challenge by the IRS could negatively impact cash received by the Fund through its investments in USEB.

In addition to the foregoing, and in common with other complex international business structures, the Fund is subject to various additional uncertainties concerning the interpretation and application of Canadian and U.S. tax laws. If tax authorities disagreed with the Fund's application of tax laws, the Fund's profitability and cash flows could be adversely affected.

4. CONTINGENCIES

A proceeding is currently pending before the California Public Utility Commission ("CPUC"), in which the CPUC is considering whether to apply a March 2001 ruling which decreased "Short Run Avoided Cost" or "SRAC" levels retroactively to the period December 2000 to March 2001. Such a ruling could, in theory, apply to many Qualifying Facilities ("QF's") in California including the Ripon Facilities and may lead utilities to seek refunds or offsets from the QF's which sold the utilities' power during such 4 month period. While management believes that such a result is unlikely, the outcome of such a regulatory proceeding cannot be predicted with certainty. Even in the event of an adverse result, management believes Ripon would have several meritorious legal defenses that would be available to protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them.

Interim Consolidated Financial Statements

Ripon Power LLC

(formerly Lightyear Rockland Partners LLC)

Unaudited

June 29, 2005

RIPON POWER LLC

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

(thousands of U.S. dollars)

	As at June 29, 2005	As at December 31, 2004
ASSETS		
Current		
Cash and cash equivalents	$ 1,847	$ 2,964
Restricted cash	—	5,000
Escrow deposits	—	3,000
Other deposits	196	196
Accounts receivable	6,806	6,882
Prepaid expenses	113	263
Total current assets	8,962	18,305
Intangible assets — power purchase agreements, net	43,877	45,695
Property, plant and equipment, net	20,108	20,835
Deferred financing costs, net	1,588	2,006
Total assets	$74,535	$86,841
LIABILITIES AND MEMBERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 4,133	$ 4,886
Management fees payable — affiliates	163	163
Interest payable	499	1,142
Current portion of term loan	4,580	2,827
Total current liabilities	9,375	9,018
Term loan	54,920	61,046
Swap contract	2,542	—
Total liabilities	66,837	70,064
Members' equity	7,698	16,777
Total liabilities and members' equity	$74,535	$86,841

See accompanying notes.

RIPON POWER LLC

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited

(thousands of U.S. dollars)

	Period from January 1, 2005 to June 29, 2005	Period from January 27, 2004 to June 30, 2004
Electricity revenue	$26,556	$20,596
Steam revenue	1,623	1,346
	28,179	21,942
Cost of fuel	19,309	15,049
Operating expenses	4,526	3,782
	23,835	18,831
Gross margin	4,344	3,111
Depreciation and amortization expense	2,643	2,178
General and administration expense	559	443
Operating income	1,142	490
Interest income	65	37
Interest expense	(2,427)	(2,510)
Cost associated with the early extinguishment of debt	(3,247)	—
Unrealized loss on interest rate swap	(2,542)	—
Net loss for the period	$ (7,009)	$ (1,983)

See accompanying notes.

RIPON POWER LLC

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Unaudited

(thousands of U.S. dollars, except per Unit amounts)

	For the period from January 27, 2004 to June 30, 2004						
	Preferred members		Class A common		Class B Common		
	Units #	Amount $	Units #	Amount $	Units #	Amount $	$
Contributions	18,809,150	18,809	600,000	600	400,000	400	19,809
Net loss	—	(983)	—	(600)	—	(400)	(1,983)
Members' equity June 30, 2004	18,809,150	17,826	600,000	—	400,000	—	17,826

	For the period from January 1, 2005 to June 29, 2005						
	Preferred members		Class A common		Class B Common		
	Units #	Amount $	Units #	Amount $	Units #	Amount $	$
Member's equity December 31, 2004	17,480,000	16,777	600,000	—	400,000	—	16,777
Distributions	—	(996)	—	(644)	—	(430)	(2,070)
Net income (loss)	—	(8,083)	—	644	—	430	(7,009)
Members' equity June 30, 2005	17,480,000	7,698	600,000	—	400,000	—	7,698

See accompanying notes.

RIPON POWER LLC

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

(thousands of U.S. dollars)

	Period from January 1, 2005 to June 29, 2005	Period from January 27, 2004 to June 30, 2004
OPERATING ACTIVITIES		
Net loss for the period	$ (7,009)	$ (1,983)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization	2,806	2,362
Costs associated with the early extinguishment of debt	3,247	—
Swap contract	2,542	
Changes in operating assets and liabilities that provided (used) cash:		
Cash withdrawn from (deposited in) escrow	3,000	(3,000)
Accounts receivable	76	(1,136)
Deposits	—	(196)
Prepaid expenses	149	(81)
Accounts payable and accrued liabilities	(752)	319
Management fees payable — affiliates	—	279
Interest payable	(643)	1,153
Cash provided by (used in) operating activities	3,416	(2,283)
INVESTING ACTIVITIES		
Acquisition of net assets, net of cash acquired	—	(73,564)
Purchase of property plant and equipment	(99)	(555)
Cash used in investing activities	(99)	(74,119)
FINANCING ACTIVITIES		
Term loan	—	65,700
Cash withdrawn from debt service reserve account	5,000	—
Cash deposited in debt service reserve account	—	(3,649)
Principal payments on term loan	(65,127)	(345)
Proceeds from new term loan	59,500	
Deferred financing charges on credit facility	(1,737)	(2,405)
Contributions from members	—	19,809
Distributions to members	(2,070)	—
Cash provided by (used in) financing activities	(4,434)	79,110
Net increase (decrease) in cash and cash equivalents during period	(1,117)	2,708
Cash and cash equivalents, beginning of period	2,964	—
Cash and cash equivalents, end of period	1,847	2,708
Supplemental cash flow information		
Interest paid	$ 4,165	$ 1,170

See accompanying notes.

RIPON POWER LLC

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited

(thousands of U.S. dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements of Ripon Power LLC ("Ripon Power"), formerly, Lightyear Rockland Partners LLC, have been prepared by management using United States generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, which are in all material respects in accordance with Canadian generally accepted accounting principles. These unaudited notes to the consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with Ripon Power's audited consolidated financial statements and notes for the period ended December 31, 2004.

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of management, these unaudited interim consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the period ended December 31, 2004.

(a) Basis of Presentation

Ripon Cogeneration LLC ("Ripon LLC") was acquired on January 27, 2004 and as such, the comparative financial statements are from the period commencing at the date of acquisition, January 27, 2004, through June 30, 2004.

(b) Basis of Consolidation

The consolidated financial statements of Ripon Power include the accounts of its wholly-owned subsidiary, Ripon LLC. All inter-entity transactions and balances have been eliminated on consolidation.

2. ACQUISITION OF RIPON COGENERATION

On January 27, 2004, Lightrock LLC ("Lightrock"), a wholly-owned subsidiary of Ripon Power, acquired 100% of the interest in Ripon LLC, originally Ripon Cogeneration Inc., from Tractebel Power, Inc for $76,502. Immediately following the acquisition, Lightrock was merged into Ripon LLC and the merged company assumed the name of Ripon LLC. These financial statement comparatives are for the period from January 27, 2004, the date of Ripon Power's acquisition of Ripon LLC, through June 30, 2004.

The acquisition of Ripon LLC was accounted for using the purchase method. The purchase price was satisfied through net cash consideration of approximately $73,500, plus approximately $3,000 of transaction costs.

The purchase price has been allocated, as follows:

Current assets (including cash of $2,938)	$ 9,313
Capital assets	21,750
Power purchase agreements	49,028
Current liabilities	(3,589)
	$76,502

(thousands of U.S. dollars)

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	June 29, 2005	December 31, 2004
Plant — Ripon	$11,445	$11,346
Plant — San Gabriel	7,186	7,186
Machinery and equipment	1,570	1,570
Land	2,202	2,202
	22,403	22,304
Accumulated depreciation	(2,295)	(1,469)
Total	**$20,108**	**$20,835**

4. INTANGIBLE ASSETS

	June 29, 2005	December 31, 2004
Intangible assets — Ripon	$33,802	$33,802
Intangible assets — San Gabriel	15,226	15,226
	49,028	49,028
Accumulated amortization	(5,151)	(3,333)
Total	**$43,877**	**$45,695**

5. TERM LOAN

On January 27, 2004, Ripon LLC borrowed $65,700 in the form of a term loan maturing on January 15, 2011 from Credit Suisse First Boston ("CSFB"), acting through its Cayman Islands Branch, as Administrative Agent. As of December 31, 2004, the term loan bore interest at LIBOR plus 5.75%. Ripon LLC incurred financing costs of $2,405 related to this financing arrangement. These costs were capitalized and amortized using the effective interest rate method over the original term of the loan. With the exception of the $3,000 fuel credit support account and the incidental operating account, the CSFB term loan was secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire.

Refinancing

Ripon LLC refinanced its CSFB credit facility as of March 24, 2005 among a syndicate of U.S. Banks, including Union Bank of California, N.A. ("UBOC"), in its capacity as administrative agent, collateral agent and issuing bank on behalf of the lenders ("Ripon Credit Facility"). The Ripon Credit Facility includes a US$59,500 term loan facility maturing on April 25, 2018 ("Term Loan"), a US$5,000 debt service reserve letter of credit expiring on March 24, 2015 ("DSR LOC"), a US$3,000 letter of credit issued for benefit of a fuel supplier with an expiration of July 10, 2006 ("BP LOC"), and a US$2,000 working capital revolver maturing on March 24, 2008 ("W/C Revolver").

Proceeds from the UBOC refinancing were used to repay the CSFB term loan in full including a 2% prepayment premium. The remaining unamortized balance of the deferred financing costs of $1,991 associated with the CSFB term loan were written off during the six month period ended June 29, 2005.

The UBOC Term Loan is available to be drawn in U.S. dollars, and the interest rate will be based either on the U.S. prime, or LIBOR rate, plus an applicable margin which escalates throughout the loan term. For U.S. prime rate loans the applicable margin increases from 0.50% to 1.00% and for LIBOR loans from 1.50% to 2.00%. The W/C Revolver is subject to the same interest rate schedule as outlined for the Term Loan, and to a commitment fee of 0.375% on any undrawn commitment amount. As of June 29, 2005, the W/C Revolver was undrawn. The DSR LOC and the BP LOC are subject to fees on the drawn amount, equal to the then applicable margin of the Term Loan. As of June 29, 2005, no amounts were outstanding under either DSR LOC or the BP LOC. As of June 29, 2005, the Term Loan was fully drawn under LIBOR loans at a rate of 3.10% plus an applicable margin of 1.5%. The Ripon Credit Facility is non-recourse to Ripon Power and is secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire. The Term Loan contains a financial covenant requiring Ripon LLC to maintain a debt service coverage ratio no less than 1.2 to 1.0 as well as other customary affirmative and negative covenants for a non-recourse project financing. As at June 29, 2005, the debt service coverage ratio was at 1.34:1. If the financial covenant is not satisfied at each quarterly reporting period,

(thousands of U.S. dollars)

5. TERM LOAN (Continued)

then all excess cash flow from Ripon LLC after payment of all debt service and operating expenses will be restricted, including a restriction on dividend payments. If the debt service coverage ratio is not restored to a level above the required covenant within four quarters, the Term Loan shall be prepaid with accumulated cash.

Principal maturities of the Term Loan commence repayment on July 15, 2005 and are payable during the next five years as follows:

2005 (for the six months ending December 31, 2005)	US$ 2,605
2006	3,951
2007	4,112
2008	4,177
2009	4,334
Thereafter	40,321
	US$59,500

As of March 30, 2005, Ripon LLC entered into an interest rate swap agreement with UBOC to fix the floating LIBOR rate paid on the fully drawn balance of the Term Loan at 4.939% per annum. The effective rate of interest when adding the applicable margin is 6.439%. The swap maturity coincides with the maturity of the Ripon Credit Facility on April 25, 2018. The notional amount of the swap of $59,500, amortizes on the same schedule as the Term Loan and payments are due every three months.

As at June 29, 2005 the fair value of the swap agreement was US$2,542 unfavourable which has been recorded as an other liability on the consolidated balance sheets.

Ripon LLC incurred financing costs of $1,737 related to this financing arrangement. These costs are being capitalized and amortized over the life of the loan, using the effective interest rate method.

At June 29, 2005, the fair value of the amount drawn on the Ripon Credit Facility approximated its carrying value.

6. MEMBERS' EQUITY

Allocation of distributions

Pursuant to Section 9 of the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") distributions of Net Cash Flow (as defined in the Agreement) included a semi-annual distribution to the members holding Series A preferred shares in proportion and to the extent of their Series A Priority Return, which approximates 6% (semi-annually) of the Base Amount (of $17,480 at June 30, 2005), as described in the Agreement). At June 30, 2005, the liquidation preference of the Series A Priority Returns totaled $17,968 (including an undistributed Series A Priority Return of $488 as at June 20, 2005).

7. RELATED PARTY TRANSACTIONS

Ripon Power pays a management fee quarterly in arrears for services to Lightyear Capital LLC, Rockland Capital Energy Investments LLC, and D. Milne & Associates (the "Managers"). For the period ended June 30, 2004 and June 29, 2005, Ripon Power incurred management fees and late interest of $279 and $2 and $325 and $3, respectively. Management fees payable at June 30, 2004 and June 29, 2005 totaled $279 and $163 respectively.

8. SIGNIFICANT TRANSACTION

On June 29, 2005, 100% of the membership interests in Lightyear Rockland Partners LLC were sold to an indirect wholly-owned subsidiary of Countryside Power Income Fund for $35,800 in cash.

REPORT OF INDEPENDENT AUDITORS

To the Owners of Membership Interest of Ripon Power LLC

We have audited the accompanying consolidated balance sheet of Ripon Power LLC (the "Company") as of December 31, 2004 and the related consolidated statements of operations, changes in member's equity, and cash flows for the period January 27, 2004 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ripon Power LLC at December 31, 2004 and the results of its operations, changes in member's equity and its cash flows for the period January 27, 2004 through December 31, 2004 in conformity with United States generally accepted accounting principles.

(Signed) Ernst & Young LLP

New York, New York
September 9, 2005.
Except for Note 6(b), as
to which the date is October 27, 2005

RIPON POWER LLC

CONSOLIDATED BALANCE SHEET

As at December 31, 2004

(thousands of U.S. dollars)

	As at December 31, 2004
ASSETS	
Current	
Cash and cash equivalents	$ 2,964
Restricted cash	5,000
Escrow deposits	3,000
Other deposits	196
Accounts receivable	6,882
Prepaid expenses	263
Total current assets	18,305
Intangible assets — power purchase agreements, net	45,695
Property, plant and equipment, net	20,835
Deferred financing costs, net	2,006
Total assets	$86,841
LIABILITIES AND MEMBERS' EQUITY	
Current	
Accounts payable and accrued liabilities	$ 4,886
Management fees payable — affiliates	163
Interest payable	1,142
Current portion of term loan	2,827
Total current liabilities	9,018
Term loan	61,046
Total liabilities	70,064
Members' equity	16,777
Total liabilities and members' equity	$86,841

See accompanying notes.

RIPON POWER LLC
CONSOLIDATED STATEMENT OF OPERATIONS
(thousands of U.S. dollars)

	For the Period from January 27, 2004 to December 31, 2004
Electricity revenue	$47,103
Steam revenue	3,014
	50,117
Cost of fuel	31,750
Operating expenses	7,381
	39,131
Gross margin	10,986
Depreciation and amortization expense	4,802
General and administration expense	944
Operating income	5,240
Interest income	127
Interest expense	(5,453)
Net loss for the period	$ (86)

See accompanying notes.

RIPON POWER LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

As at December 31, 2004

(thousands of U.S. dollars, except per Unit amounts)
(for the period from January 27, 2004 to December 31, 2004)

	Preferred members		Class A common		Class B Common		
	Units #	Amount $	Units #	Amount $	Units #	Amount $	$
Contributions	18,809,150	18,809	600,000	600	400,000	400	19,809
Redemptions	(1,329,150)	(1,329)	—	—	—	—	(1,329)
Distributions	—	(1,617)	—	—	—	—	(1,617)
Net loss	—	914	—	(600)	—	(400)	(86)
Members' equity December 31, 2004	17,480,000	16,777	600,000	—	400,000	—	16,777

See accompanying notes.

RIPON POWER LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

(thousands of U.S. dollars)

	For the Period from January 27, 2004 to December 31, 2004
OPERATING ACTIVITIES	
Net loss for the period	$ (86)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	5,201
Changes in operating assets and liabilities that provided (used) cash:	
Cash deposited in escrow	(3,000)
Accounts receivable	(684)
Deposits	(196)
Prepaid expenses	(86)
Accounts payable and accrued expenses	1,297
Management fee payable — affiliates	163
Interest payable	1,142
Cash provided by operating activities	3,751
INVESTING ACTIVITIES	
Acquisition of net assets, net of cash acquired	(73,564)
Purchase of property plant and equipment	(554)
Cash used in investing activities	(74,118)
FINANCING ACTIVITIES	
Proceeds from note payable	65,700
Cash deposited in debt service reserve account	(5,000)
Principal payments on note payable	(1,827)
Deferred financing charges on new credit facility	(2,405)
Contributions from members	19,809
Series A redemptions	(1,329)
Series A distributions	(1,617)
Cash provided by financing activities	73,331
Net increase in cash and cash equivalents during period	2,964
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	2,964
Supplemental cash flow information	
Interest paid	$ 3,911

See accompanying notes.

RIPON POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars)

NOTE 1 — ORGANIZATION AND BUSINESS

Ripon Power LLC ("Ripon Power"), formerly Lightyear Rockland Partners LLC, is a Delaware Limited Liability Company organized to own Ripon Cogeneration, LLC ("Ripon LLC"), collectively referred to as the Company. Ripon Power is owned by The Lightyear Co-Invest Partnership LP, The Lightyear Fund AIV LP, Rockland Capital Energy Investments, LLC and D. Milne & Associates.

Ripon LLC is a Delaware Limited Liability Company organized to construct, own, and operate the two projects in California; Ripon and San Gabriel. These facilities are Qualifying Facilities under the *Public Utility Regulatory Policy Act of 1978*. The Ripon plant sells steam to the Fox River Paper Company and sells power to Pacific Gas & Electric under a power purchase agreement that expires in 2018. The San Gabriel plant sells steam to the Smurfit Newsprint Paper Mill and sells power to Southern California Edison Company under a power purchase agreement that expires in 2016.

On January 27, 2004, Lightrock LLC ("Lightrock"), a wholly-owned subsidiary of Ripon Power, acquired 100% of the interest in Ripon LLC, originally Ripon Cogeneration Inc., from Tractebel Power, Inc for $76,502. Immediately following the acquisition, Lightrock was merged into Ripon LLC and the merged company assumed the name of Ripon Cogeneration LLC. These financial statements are for the period January 27, 2004, the date of Ripon Power's acquisition of Ripon LLC, through December 31, 2004.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation — The consolidated financial statements include the accounts of Ripon Power LLC and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Basis of Accounting — These consolidated financial statements have been prepared using the accrual basis of accounting in conformity with United States generally accepted accounting principles which are, in all material respects, in accordance with Canadian generally accepted accounting principles.

Cash Flows — Ripon Power presents cash flows using the indirect method and considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Restricted Cash — Under the Credit Suisse First Boston ("CSFB") credit agreement, Ripon LLC is required to maintain a debt service reserve account. The restricted cash represents the cash held in the CSFB debt service reserve account.

Escrow Deposits — Under the Ripon facility's fixed price gas agreement with BP Energy Company ("BP"), Ripon LLC is required to maintain $3,000 of credit support for the benefit of BP.

Property, Plant and Equipment — Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated remaining useful lives of the assets.

Intangible Assets — Intangible assets consisting of power purchase agreements are carried at cost less accumulated amortization. The power purchase agreements are amortized over the term of each respective agreement.

Deferred Financing Costs — Deferred financing costs consist of costs associated with the issuance of the long-term debt. These costs have been deferred, and are being amortized to interest expense using the effective interest method over the term of the related debt. Deferred financing costs are reported net of amortization on the balance sheet.

Revenue Recognition — Sales of steam and electricity are recorded based upon output delivered and capacity provided as specified under contract terms.

Income Taxes — Ripon Power is organized as a limited liability company and, as such, its income and deductions are passed through to the Ripon Power members. The Ripon Power members are responsible for their share of such items in the income tax return. Accordingly, no provision has been made for income taxes.

Long-Lived Assets — Ripon Power follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Ripon Power evaluates its long-lived assets, including its long-lived intangible assets, for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. Ripon Power evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected uses and eventual disposition of those assets and compares that amount to the carrying value of those assets. When these comparisons indicate that the carrying value of those assets is greater than the respective undiscounted cash flows, Ripon Power recognizes an impairment loss for the amount that the carrying value exceeds the fair value. Ripon Power evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonments, by comparing the carrying value of those assets to their estimated fair value less costs to sell. If the carrying value of assets to be disposed of exceeds the respective fair value less cost to sell, Ripon Power recognizes an impairment loss for the amount of the excess. No indications of impairment existed during the period ended December 31, 2004.

(thousands of dollars)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts as well as certain disclosures. Ripon Power's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Financial Instruments — Ripon Power's financial instruments primarily consist of cash and cash equivalents, restricted cash, escrow deposits, accounts receivable and accounts payable. The book values of cash and cash equivalents, accounts receivable and payable are representative of their respective fair values due to the short-term nature of these instruments.

Repair and Maintenance Costs — Ripon Power expenses major repair maintenance costs when they are incurred.

Major Customers and Concentration of Credit Risk — Each facility has one primary utility customer under long-term contract, as well as one industrial customer to which it provides steam under long-term contracts. Ripon Power's credit risk exposure in the event of non-performance by its customers is limited to the face value of the receivables. No collateral is required on these receivables.

NOTE 3 — ACQUISITION OF RIPON LLC

The acquisition of Ripon LLC was accounted for using the purchase method. The purchase price was satisfied through net cash consideration of approximately $73,500, plus approximately $3,000 of transaction costs.

The purchase price has been allocated, as follows:

Current assets, including cash of $2,938	$ 9,313
Capital assets	21,750
Power purchase agreements	49,028
Current liabilities	(3,589)
	$76,502

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

In its allocation of the purchase price between property, plant & equipment ("PP&E") and intangible assets, Ripon Power attributed a value of $250 per kilowatt ("kW") to PP&E with the remainder of the purchase price allocated to the plants' power purchase agreements. The PP&E value of $250 per kW was arrived at through an assessment of market values for similar properties with particular consideration paid to the age of the facilities, their relative efficiency to other power projects, and their location near major load centers within the capacity constrained California market. Management believes this to be the best estimate of the fair value of the PP&E and intangible assets.

Property, plant and equipment consisted of the following at December 31, 2004:

	December 31, 2004	Useful Life
Plant — Ripon	$11,346	14 years
Plant — San Gabriel	7,186	12 years
Machinery and equipment	1,570	7 years
Land	2,202	
	22,304	
Accumulated depreciation	(1,469)	
Total	**$20,835**	

Intangible assets consisted of the following at December 31, 2004:

	December 31, 2004	Useful Life
Intangible assets — Ripon	$33,802	14 years
Intangible assets — San Gabriel	15,226	12 years
	49,028	
Accumulated amortization	(3,333)	
Total	**$45,695**	

(thousands of dollars)

The estimated annual amount of amortization expense to be recorded in connection with the power purchase agreements in each of the five succeeding fiscal years is $3,636.

NOTE 5 — TERM LOAN

On January 27, 2004, Ripon LLC borrowed $65,700 in the form of a term loan maturing on January 15, 2011 from CSFB, acting through its Cayman Islands Branch, as Administrative Agent. As of December 31, 2004, the term loan bears interest at LIBOR plus 5.75%. Ripon LLC incurred financing costs of $2,405. These costs were capitalized and amortized through the term of the loan. With the exception of the $3,000 fuel credit support account and the incidental operating account, the CSFB term loan is secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire. The term loan contains financial covenants requiring Ripon LLC to maintain a leverage ratio no greater than 7.0 to 1.0 and a debt service coverage ratio no less than 1.0 to 1.0 as well as a variety of other standard affirmative and negative covenants. The term loan is non-recourse to Ripon Power.

During 2004, Ripon LLC repaid $1,827 of the principal amount outstanding. Ripon LLC incurred $5,043 in interest during 2004, of which $3,901 was paid and $1,142 is payable at December 31, 2004.

Principal maturities during the next five years are as follows:

2005	$ 2,827
2006	4,950
2007	3,543
2008	3,912
2009	4,087
Thereafter	44,554
Total	**$63,873**

NOTE 6 — COMMITMENTS AND CONTINGENCIES

a) Commitments

(i) Ripon LLC has two gas turbine lease agreements with a third party, one for each plant, to have turbines available for their use during the year. For the period ended December 31, 2004, Ripon LLC recorded $148 and $148 of rental expense in connection with San Gabriel's lease and Ripon's lease, respectively. San Gabriel's lease expires in July 2007 and Ripon's lease expires in August 2006. Both leases are subject to an annual escalation amount based upon on an inflation factor.

(ii) Under the plants' fuel purchase agreements with BP, each plant is required to purchase 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day. This purchase commitment is effective for both plants through the life of agreements, which expire on June 30, 2006. The price of fuel for Ripon is fixed at $5.305 per MMBtu under its fuel purchase agreement. Accordingly, Ripon's minimum future fuel commitments are as follows: $19,363 for 2005 and $9,602 for 2006. The Ripon fuel purchase agreement is considered under relevant accounting literature to be a derivative contract, however as the contract was entered into to fulfill normal business needs, it is not required to be accounted for at fair value. The price of fuel for San Gabriel resets monthly at current market prices. As such, the fair value of the plant's minimum future fuel commitments through June 30, 2006 is not reasonably determinable. San Gabriel's effective price of fuel was $6.4654 per MMBtu at December 31, 2004.

b) Contingencies

(i) A proceeding is currently pending before the California Public Utility Commission ("CPUC"), in which the CPUC is considering whether to apply a March 2001 ruling which decreased "Short Run Avoided Cost" or "SRAC" levels retroactively to the period December 2000 to March 2001. Such a ruling could, in theory, apply to many Qualifying Facilities ("QF's") in California including the Ripon Facilities and may lead utilities to seek refunds or offsets from the QF's which sold the utilities' power during such 4 month period. While management believes that such a result is unlikely, the outcome of such a regulatory proceeding cannot be predicted with certainty. Even in the event of an adverse result, management believes Ripon would have several meritorious legal defenses that would be available to protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them.

NOTE 7 — MEMBERS' EQUITY

Allocation of distributions

Pursuant to Section 9 of the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") distributions of Net Cash Flow (as defined in the Agreement) will be as follows in order:

a. Quarterly, the Tax Distribution Amount (as defined in the Agreement) to the members in proportion to the amount of net taxable income pursuant to Section 8 of the Agreement (2004 — nil);

(thousands of dollars)

b. Semi-annually, to the members holding Series A preferred shares in proportion and to the extent of their Series A Priority Return, which approximates 6% (semi-annually) of the Base Amount (of $17,480 at December 31, 2004, as described in the Agreement). At December 31, 2004, the undistributed Series A Priority Return totaled $443;

c. Semi-annually, to the members holding Series A preferred shares in the amounts deemed distributed to the members pursuant to certain terms in the Agreement;

d. Upon the occurrence of an optional or mandatory redemption to the members holding Series A preferred shares in proportion to and to the extent of the amounts necessary to redeem such shares in accordance with certain terms in the Agreement; and

e. At the discretion of the Board of Directors, to the members holding Class A and Class B Common Shares, in proportion to their common percentage interest, provided however, that from and after such time as the Series A Preferred Shares have been fully redeemed, all Net Cash Flow remaining after the application of paragraph a. above will be distributed to the members holding Class A and Class B common Shares, in proportion to their common percentage interests.

Allocation of profit and loss

Pursuant to Section 8(a) of the Agreement, profits and losses for any year should be allocated among the members so as to reduce, proportionately, the difference between their respective Partially Adjusted Capital Accounts ("PACA") and their Target Capital Accounts ("TCA") (as defined in the Agreement). Specifically, if there are profits for any calendar year, each member whose PACA is greater than their TCA for the year will be allocated items of expense or loss for the year equal to the difference between their TCA and PACA. If in any year there are losses, each member whose TCA is greater then their PACA for the year will be allocated items of income or gain for the year equal to the difference between their TCA and PACA. The remaining profit or loss is allocated to the remaining members in proportion to their contributions.

Dissolution

Pursuant to Section 25 of the Agreement, subject to the rights and preferences of the holder of the Series A preferred shares to receive the Base Amount (as defined in the Agreement — $17,480 at December 31, 2004) and any accrued unpaid Series A priority returns in respect of the Series A preferred shares, prior to any distribution in respect of the common shares, upon any voluntary or involuntary liquidation, dissolution or wind up of the affairs of the Company, the holders of the common shares are entitled to receive all assets of the Company available for distribution to its members. At December 31, 2005, the liquidation preference totaled $17,923 (including the undistributed Series A Priority Return of $443).

NOTE 8 — RELATED PARTY TRANSACTIONS

Ripon Power pays a management fee quarterly in arrears for services to Lightyear Capital LLC, Rockland Capital Energy Investments LLC, and D. Milne & Associates (the "Managers"). For the period ended December 31, 2004, Ripon Power incurred management fees and late interest of $604 and $10, respectively. Management fees payable at December 31, 2004 totaled $163.

NOTE 9 — SUBSEQUENT EVENTS

Refinancing

On March 24, 2005, the CSFB term loan was refinanced through Union Bank of California ("UBOC"). Proceeds from the UBOC refinancing were used to repay the CSFB term loan in full including a 2% prepayment premium. The UBOC refinancing includes a $59,500 term loan facility maturing on April 25, 2018, a $5,000 Debt Service Reserve Letter of Credit, $3,000 BP Letter of Credit, and a $2,000 working capital revolver. The UBOC refinancing extends the term of the CSFB term loan, reduces and fixes the interest rate, and releases restricted cash held in connection with the CSFB credit agreement. Payments under the UBOC term loan are made quarterly on January 15th, April 15th, July 15th, and October 15th of each year. The interest rate is tied to LIBOR plus a margin. The following table contains the interest rate margin for the relevant periods:

Period	Margin
Closing date through July 14, 2006	1.500%
July 15, 2006 through July 14, 2010	1.750%
July 15, 2010 through July 14, 2014	1.875%
July 15, 2014 through final maturity date	2.000%

At the closing of the UBOC refinancing Ripon LLC executed an interest rate swap, the notional amount of which is $59,500, fixing LIBOR at 4.939%.

Sale of Ripon Power

On June 29, 2005, 100% of the membership interests in Lightyear Rockland Partners LLC were sold to an indirect wholly-owned subsidiary of Countryside Power Income Fund for $35,800 in cash.

Ripon Cogeneration, Inc.

Financial Statements for the Years Ended

December 31, 2003 and 2002, and

Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ripon Cogeneration, Inc.

We have audited the accompanying balance sheets of Ripon Cogeneration, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ripon Cogeneration, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for major maintenance in 2002.

Houston, Texas
March 30, 2004

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

RIPON COGENERATION, INC.

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$12,431,093	$ 5,729,288
Accounts receivable — net	5,481,761	6,743,591
Prepaid expenses	391,664	371,170
Total current assets	18,304,518	12,844,049
PROPERTY, PLANT AND EQUIPMENT — Net	65,035,252	72,160,379
DERIVATIVE ASSETS	6,004,184	
TOTAL	$89,343,954	$85,004,428
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 855,794	$ 4,428,755
Due to affiliates	8,656,610	3,367,019
Deferred tax liability	42,382	21,978
Total current liabilities	9,554,786	7,817,752
DEFERRED INCOME TAXES	6,486,619	3,235,857
DERIVATIVE LIABILITIES		1,849,270
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000	1,000
Paid-in capital	69,744,070	73,196,241
Accumulated other comprehensive income	3,557,479	(1,095,692)
Retained earnings	—	—
Total stockholder's equity	73,302,549	72,101,549
TOTAL	$89,343,954	$85,004,428

See notes to financial statements.

RIPON COGENERATION, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2003 and 2002

	2003	2002
Electricity and Steam Revenues	$55,777,442	$47,222,174
Cost of Fuel	34,283,571	26,527,465
Operating Expenses	4,988,594	4,664,207
Gross Margin	16,505,277	16,030,502
Depreciation	6,225,591	5,064,812
General Overhead Expenses	2,876,993	1,243,658
Operating Income	7,402,693	9,722,032
Interest Income	118,260	649,160
Income before Provision for Income Taxes and Cumulative effect of Change in Accounting Principle	7,520,953	10,371,192
Provision for Income taxes	(2,773,124)	(3,768,266)
Income before Cumulative Effect of Change in Accounting Principle	4,747,829	6,602,926
Cumulative Effect of Change in Accounting Principle, Net of Taxes of $311,305		526,887
NET INCOME	$ 4,747,829	$ 7,129,813

See notes to financial statements.

RIPON COGENERATION, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years ended December 31, 2003 and 2002

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE — January 1, 2002	1,000	$73,335,118	$ 17,467,034	$(9,541,603)	$ 81,261,549
Net Income			7,129,813		7,129,813
Net changes related to cash flow hedges — net of tax				8,445,911	8,445,911
Total comprehensive income					15,575,724
Dividends		(138,877)	(24,596,847)		(24,735,724)
BALANCE — December 31, 2002	1,000	73,196,241		(1,095,692)	72,101,549
Net income			4,747,829		4,747,829
Net changes related to cash flow hedges — net of tax				4,653,171	4,653,171
Total comprehensive income					9,401,000
Dividends		(3,452,171)	(4,747,829)		(8,200,000)
BALANCE — December 31, 2003	1,000	$69,744,070	$ —	$ 3,557,479	$ 73,302,549

See notes to financial statements.

RIPON COGENERATION, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,747,829	$ 7,129,813
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,225,591	5,064,812
Deferred tax expense	70,883	521,440
Loss on disposal of property, plant and equipment	1,509,826	9,149
Changes in operating assets and liabilities that provided (used) cash:		
Accounts receivable	1,261,830	31,302,330
Prepaid expenses	(20,494)	(31,458)
Accounts payable and accrued expenses	(3,572,961)	867,643
Due to affiliates	5,289,591	(13,037,472)
Net cash provided by operating activities	15,512,095	31,826,257
CASH FLOWS USED IN INVESTING ACTIVITIES —		
Purchase of property, plant and equipment	(610,290)	(4,902,032)
CASH FLOWS USED IN FINANCING ACTIVITIES —		
Dividends paid	(8,200,000)	(24,735,724)
INCREASE IN CASH AND CASH EQUIVALENTS	6,701,805	2,188,501
CASH AND CASH EQUIVALENTS — Beginning of year	5,729,288	3,540,787
CASH AND CASH EQUIVALENTS — End of year	$12,431,093	$ 5,729,288

See notes to financial statements.

RIPON COGENERATION, INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

1. THE COMPANY

Ripon Cogeneration, Inc. (the "Company") is a wholly owned subsidiary of Tractebel Power, Inc. The Company was formerly Mediafin USA Incorporated, but changed its name shortly after purchasing a 42-megawatt, natural gas-fueled cogeneration plant from Simpson Paper Company ("Simpson") located in Ripon, California, on October 2, 1996 ("Ripon"). The Company also purchased Simpson's power purchase agreement with Pacific Gas and Electric and its steam agreement and ancillary services agreement with Fox River Paper Company. On November 4, 1997, the Company purchased, for cash, a second plant from Simpson located in Pomona, California, as well as Simpson's power purchase agreement with Southern California Edison and steam agreement with Smurfit Packaging Corporation. In addition, the Company executed an agreement for the San Gabriel facility to sell steam to Simpson. In 1998 Pomona Paper Company, Inc. ("Pomona"), purchased Simpson and the Company executed a new agreement with Pomona. In 2002 Pomona Paper Company notified Ripon Cogeneration, Inc. that it had elected to close and sell the facility.

The Company's energy agreements are subject to the Public Utilities Regulatory Policy Act of 1978 ("PURPA"). Proposed legislation in the U.S. congress has called for either a repeal of PURPA or a complete restructuring of the regulations governing the electric industry, including PURPA, in order to promote open competition in the industry. These federal initiatives are generally not yet effective, but many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power generation industry. The California Public Utility Commission has issued an electric industry restructuring decision, which commenced deregulation and implementation of customer choice of electricity supplier in early 1998. Both Ripon and San Gabriel are qualifying facilities ("QFs"), which each have one utility customer. Ripon sells its electricity output to Pacific Gas and Electric Company ("PG&E"), and San Gabriel sells its electricity output to Southern California Edison Company ("SOCAL"), under long-term Power Purchase Agreements ("PPAs") subject to rate orders effective in California for QFs.

In January 2001 both customers, PG&E and SOCAL, announced that they would not be able to meet all of their financial obligations as they became due. As a result, SOCAL petitioned to have rates paid to the QFs lowered or capped. In June 2001 SOCAL signed an agreement amending its PPA and agreeing on terms for repayment of amounts owed to San Gabriel plus interest. In August 2001 PG&E reached an agreement on terms of repayment with Ripon plus interest, revising the rate received for electricity to an average rate of $53.70 per megawatt hour for five years before returning to the original PPA rate. In December 2001 an agreement was approved by the California bankruptcy court requiring PG&E to begin payments on the outstanding receivables plus accrued interest at 5%. Interest income of $0 and $580,613 related to these receivables had been recognized as of December 31, 2003 and 2002, respectively. During 2002, SOCAL and PG&E fulfilled their obligations under these agreements and paid the full amount of outstanding receivables and interest.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — Sales of steam and electricity are recorded based upon output delivered and capacity provided as specified under contract terms.

Property, Plant and Equipment — Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated remaining useful lives of the assets (plants 20 and 22 years and machinery and equipment 3 to 7 years).

Income Taxes — Income taxes are accounted for using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company is a member of the Tractebel, Inc. consolidated group for tax reporting to federal and state authorities. The provision for income taxes represents the income taxes that would be provided by the Company on a separate return basis.

Cash Flows — The Company presents cash flows using the indirect method and considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Financial Instruments — The Company's financial instruments not considered derivatives consist primarily of cash and cash equivalents, accounts receivable and accounts payable. The book values of cash and cash equivalents, accounts receivable and payable are representative of their respective fair values due to the short-term nature of these instruments.

Repair and Maintenance Costs — Prior to 2002, a major repair and maintenance reserve was recorded based upon the Company's scheduled periodic major maintenance plans for the plants. Other repair and maintenance costs are charged to expense as incurred. Effective January 1, 2002, the Company changed its method of accounting for major maintenance to expense these amounts when they are incurred. The Company believes this method is preferable and the change resulted in the reversal of the existing reserves at January 1, 2002, which was reflected as a cumulative effect of a change in accounting principle in the accompanying statement of operations.

Long-Lived Assets — In 2002 the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

evaluates its long-lived assets for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. The Company evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected uses and eventual disposition of those assets and compares that amount to the carrying value of those assets. When these comparisons indicate that the carrying value of those assets is greater than the respective undiscounted cash flows, the Company recognizes an impairment loss for the amount that the carrying value exceeds the fair value. The Company evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonment, by comparing the carrying value of those assets to their estimated fair value less costs to sell. If the carrying value of assets to be disposed of exceeds the respective fair value less costs to sell, the Company recognizes an impairment loss for the amounts of the excess. Under SFAS No. 144, assets held for sale will be included in discontinued operations if the operations and cash flows will be, or have been, eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the related operations. No impairment of tangible assets has been indicated since adoption of this standard.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Major Customers and Concentration of Credit Risk — Each facility has one primary utility customer under long-term contract, as well as one to two industrial customers to which it provides steam under long-term contracts. The Company's credit risk exposure in the event of nonperformance by its customers is limited to the face value of the receivables. No collateral is required on these receivables.

Derivative Instruments and Risk Management Activities — In the normal course of business, the Company employs a variety of physical instruments to manage its exposure to fluctuations in energy-related commodities prices.

The Company accounts for these derivative instruments in accordance with the requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended, requires the Company to record all derivatives on the balance sheet at fair value. Changes in the fair value of nonhedge derivatives will be immediately recognized in earnings. Changes in fair values of derivatives accounted for as hedges will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other accumulated comprehensive income ("OCI") until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The Company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in either the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting. This standard results in additional volatility in reported earnings, other comprehensive income and accumulated other comprehensive income.

Energy and Energy-Related Commodities — The Company has price risk exposure due to changes in its fuel cost for running its power facilities. Commodity swap contracts are used by the Company to hedge the price risk exposure related to natural gas purchases for the power facilities. The Company documents these contracts as cash flow hedges when the contracts are highly effective in reducing the related price risk. Under the swaps, the Company pays a fixed price and receives a floating price, which effectively fixes the price to be paid for the natural gas. Realized gains and losses on the commodity swap contracts that qualify as cash flow hedges are recognized when the related commodities are purchased. The fair value of these instruments is reflected as a derivative liability.

The effects on OCI of these cash flow hedges were as follows in 2003 and 2002:

	December 31	
	2003	**2002**
Balance — January 1	$(1,095,692)	$(9,541,603)
Income statement effect of settled transactions	(1,532,910)	3,598,590
Net market value gains on commodity hedges	6,186,081	4,847,321
Balance — December 31	$ 3,557,479	$(1,095,692)

As of December 31, 2002, the Company had $1,095,692 of unrecognized losses (net of tax of $753,578) in OCI related to commodity contracts designated as cash flow hedges. As these hedged fuel purchase transactions occurred, income of $1,532,910 (net of tax of $1,021,940) was recognized into earnings out of OCI during 2003. The remaining change in OCI relates to market value changes of commodity hedges during 2003, net of tax.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2003, the Company had $3,557,479 of unrecognized gains (net of tax of $2,446,705) remaining in OCI related to commodity contracts designated as cash flow hedges and estimates that $2,061,233 of this amount (net of tax of $1,414,708) will be realized into earnings during the next twelve months as the hedged fuel purchase transactions take place. These agreements run through June 2006, and are transacted through a related party. During 2003 and 2002, these hedges did not have any ineffectiveness to be recorded to earnings.

Recent Accounting Standards — SFAS No. 143, *Accounting for Asset Retirement Obligations*, is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption permitted. SFAS No. 143 establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143, which occurred on January 1, 2003, did not have a material impact on the Company's financial statements.

In June 2002 the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which establishes financial accounting and reporting standards for restructuring costs including involuntary severance payments, contract termination and other exit costs and relocation costs. SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. This statement is effective for exit or disposal activities that are initiated after December 31, 2002, and the Company had no such activities in 2003.

In November 2002 the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that guarantors recognize, at the inception of the guarantee, a liability for the fair value of the guarantee. In addition, FIN 45 clarifies the disclosures required of guarantors for certain guarantees that it has issued. The recognition and measurement criteria of this interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements of FIN 45 in 2002. The adoption of the recognition and measurement criteria on January 1, 2003 did not have a significant effect on the Company's financial position or results of operations.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31	
	2003	2002
Plant — Ripon	$ 61,254,212	$ 61,177,431
Plant — San Gabriel	34,549,836	36,071,877
Land	403,345	403,346
Machinery and equipment	316,570	324,919
	96,523,963	97,977,573
Accumulated depreciation	(31,488,711)	(25,817,194)
Total	$ 65,035,252	$ 72,160,379

4. INCOME TAXES

The net deferred tax liabilities consists primarily of the tax effects of differences for financial reporting and tax purposes of depreciation methods, recognition of changes in value of derivative instruments and deductibility of accruals and reserves. Current year changes to the net deferred tax liability which were not recorded through the statement of operations of $3,200,283 was primarily related to the derivative instrument adjustment to OCI.

4. INCOME TAXES (Continued)

The provision for income taxes consisted of the following:

	December 31	
	2003	2002
Federal income taxes:		
Current	$2,622,821	$3,558,131
Deferred	(65,882)	281,269
State income taxes:		
Current	79,420	
Deferred	136,765	240,171
Total	$2,773,124	$4,079,571

Current income taxes payable are included in balances due to affiliates in the accompanying financial statements. The Company paid $0 and $6,732,789, to Tractebel, Inc. in 2003 and 2002, respectively, related to taxes payable from prior years.

5. COMMITMENTS

The Company has two turbine lease agreements with a third party, one for each plant, to have turbines available for their use during the year. The Company paid annual base fees of $162,243 for San Gabriel's lease, which will expire in July 2007. The Company paid annual base fees of $163,302 for Ripon's lease, which will expire in August 2006. Both leases are subject to an annual escalation amount based upon on inflation factor.

6. RELATED-PARTY TRANSACTIONS

The Company pays a monthly management fee to a subsidiary of Tractebel, Inc., for certain administrative services. For the years ended December 31, 2003 and 2002, management fees were $82,666 and $81,550, respectively. In addition, the Company had amounts payable or receivable to Tractebel, Inc., and subsidiaries for taxes and various other expenses paid on its behalf.

7. SUBSEQUENT EVENTS

In January 2004 Tractebel Power, Inc. sold its interests in Ripon Cogeneration, Inc.

CERTIFICATE OF THE FUND AND COUNTRYSIDE CANADA

Dated: October 27, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

COUNTRYSIDE POWER INCOME FUND
BY ITS ATTORNEY,
COUNTRYSIDE CANADA POWER INC.

By: (Signed) GÖRAN MÖRNHED
Director

COUNTRYSIDE CANADA POWER INC.

By: (Signed) GÖRAN MÖRNHED
Chief Executive Officer,
Countryside U.S. Power Inc.

By: (Signed) EDWARD CAMPANA
Chief Financial Officer,
Countryside U.S. Power Inc.

On behalf of the Board of Directors

By: (Signed) V. JAMES SARDO
Director

By: (Signed) JAMES R. ANDERSON
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: October 27, 2005

To the best of our knowledge, information and belief, this short-form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.
By: (Signed) DAVID H. WILLIAMS	By: (Signed) DAVID DAL BELLO

TD SECURITIES INC.

By: (Signed) HAROLD R. HOLLOWAY

BMO NESBITT BURNS INC.	NATIONAL BANK FINANCIAL INC.
By: (Signed) STEVEN A. BRAUN	By: (Signed) WILLIAM M. CROSSLAND

COUNTRYSIDE
POWER INCOME FUND

QUEBECOR MERRILL
CANADA INC
Printed in Canada

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to the United States persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws, or under exemptions from those laws. See "Plan of Distribution".

SHORT FORM PROSPECTUS

New Issue and Initial Public Offering November 8, 2005

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund	Countryside Canada Power Inc.
$44,132,000	**US$55,000,000**
4,720,000 Units	**6.25% Exchangeable Unsecured Subordinated Debentures**

This short form prospectus qualifies the distribution of 4,720,000 units (the "Units") of Countryside Power Income Fund ("Countryside" or the "Fund") at a price of $9.35 per Unit and further qualifies the distribution of US$55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures (the "Debentures") due October 31, 2012 (the "Maturity Date") of Countryside Canada Power Inc., a wholly-owned subsidiary of the Fund ("Countryside Canada"), at a price of US$1,000 per Debenture (collectively, the "Offering") pursuant to an underwriting agreement dated October 27, 2005 (the "Underwriting Agreement") among Countryside, Countryside Canada and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (collectively, the "Underwriters"). The Debentures will bear interest at an annual rate of 6.25% payable semi-annually on April 30 and October 31 in each year, commencing April 30, 2006; the first payment will include accrued and unpaid interest for the period from the closing of this Offering to April 30, 2006. Investors will have the option of subscribing for Debentures, Units or a combination thereof at their discretion. The Fund and Countryside Canada are collectively referred to herein as the "Issuer". The Units and Debentures are collectively referred herein as the "Securities".

The Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "COU.UN". **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures.** The TSX has conditionally approved the listing of the Units, the Debentures and the Units issuable upon exchange of the Debentures. Listing will be subject to Countryside fulfilling all of the listing requirements of the TSX. On October 24, 2005, the last trading day prior to the announcement of the terms of the Offering, the closing price of the Units on the TSX was $9.74.

Countryside is an unincorporated open-ended limited purpose trust governed by the laws of the Province of Ontario created to invest in power generation and utility infrastructure projects located in Canada and the United States. The Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined electric generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the renewable power and energy projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB")

Exchange Privilege

Each Debenture will be exchangeable for Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside Canada for redemption of the Debentures, at an exchange price of $10.75 per Unit (the "Exchange Price") being a ratio of 109.4884 Units per US$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the trust indenture governing the terms of the Debentures. Holders exchanging their Debentures will receive accrued and unpaid interest thereon for the period from the last interest payment date on their Debentures to the date of exchange. Notwithstanding the foregoing, no Debentures may be exchanged during the five business days preceding April 30 and October 31 in each year as the registers of the Debenture Trustee (as defined herein) will be closed during such periods. Further particulars concerning the exchange privilege, including provisions for the adjustment of the Exchange Price in certain events, are set out under "Description of the Debentures". A holder of Debentures will not be entitled to defer tax treatment on the exchange, redemption or repayment at maturity of the Debentures. See "Certain Canadian Federal Income Tax Considerations".

(continued on next page)

(continued from cover)

The Debentures may not be redeemed by Countryside Canada on or prior to October 31, 2008, except in the event of the satisfaction of certain conditions after a Change of Control (as defined herein) has occurred. Thereafter, but prior to October 31, 2010, the Debentures may be redeemed, in whole or in part, at a price equal to the principal amount thereof plus accrued and unpaid interest on not more than 60 days' and not less than 30 days' prior notice, provided that the weighted-average trading price of the Units on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the Exchange Price. On or after October 31, 2010 and prior to the Maturity Date, the Debentures may be redeemed by Countryside Canada, in whole or in part, at a price equal to the principal amount thereof plus accrued and unpaid interest on not more than 60 days' and not less than 30 days' prior written notice.

Subject to regulatory approval, Countryside Canada may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures on redemption or at maturity through, in whole or in part, the delivery of freely-tradeable Units. The Fund will take all actions and do all things necessary or desirable to enable and permit Countryside Canada, in accordance with applicable law, to perform its obligations to deliver the requisite number of Units to the extent holders exercise their exchange right. Further particulars concerning the interest, repurchase and maturity provisions of the Debentures are set out under "Description of the Debentures".

Price: $9.35 per Unit
Price: US$1,000 per Debenture

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Fund[(2)]
Per Unit	$9.35	$0.4675	$8.8825
Total Unit Offering[(2)]	$44,132,000	$2,206,600	$41,925,400
Per Debenture	US$1,000	US$40	US$960
Total Debenture Offering[(2)]	US$55,000,000	US$2,200,000	US$52,800,000

(1) The Underwriters will be paid a fee equal to 5% of the gross proceeds of the offering of Units and 4% of the gross proceeds of the offering of Debentures.

(2) Before deducting the expenses of the Offering which are estimated to be approximately $2.0 million.

The offering price of the Securities has been established through negotiation between the Issuer and the Underwriters with reference to the prevailing market price of the Units. In certain circumstances, the Underwriters may decrease and further change the price at which the Securities are sold to investors. See "Plan of Distribution".

A return on an investment in Units is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on many performance assumptions. Although the Fund intends to make equal monthly cash distributions of its available cash to Unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of the Fund to make cash distributions, and the actual amount distributed, will depend on various factors including the operating and financial performance of the business. In addition, the market value of the Units and/or the Debentures may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and that deterioration may be material. The after-tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting your after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred and reduce the Unitholder's cost base in such Unit for tax purposes. See "Certain Canadian Federal Income Tax Considerations".

In connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market.

The Underwriters, as principals, conditionally offer the Debentures and Units, subject to prior sale, if, as and when issued, sold and delivered by the Issuer and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

In connection with this Offering, the Fund may be considered a "connected issuer" of CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc. under applicable laws. Each of CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank, which are lenders to the Fund. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Registrations and transfers of Units and Debentures will be effected through the book-entry only system administered by The Canadian Depository for Securities Limited ("CDS"). Beneficial owners of Units or Debentures will not be entitled to receive physical certificates evidencing their ownership of such securities. Closing is expected to occur on or about November 14, 2005 or such later date as the Fund and the Underwriters may agree, but in any event no later than November 25, 2005. See "Description of Units — Book Entry Only System" and "Description of Debentures — Book Entry, Delivery and Form".

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and in any documents incorporated by reference may constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer, its subsidiaries, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, such statements use such words as "may", "expect", "believe", "plan" and other similar terminology. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what management believes, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and the Issuer assumes no obligation to update or revise them to reflect new events or circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Edward M. Campana, the Chief Financial Officer of Countryside U.S. Power Inc. ("Countryside U.S."); Telephone: (519) 435-0298. For the purpose of the Province of Québec, this simplified prospectus contains information that can be obtained by consulting the permanent information record. A copy of the permanent information record may be obtained from Edward M. Campana, the Chief Financial Officer of Countryside U.S. at the above-mentioned telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(i) annual information form of the Fund dated March 31, 2005 (the "Fund's AIF");

(ii) management information circular of the Fund dated as of April 4, 2005 (except for the sections entitled "Executive Compensation Report", "Fund Performance Graph" and "Statement of Corporate Governance Practices") distributed in connection with the annual and special meeting of Unitholders of the Fund held on May 5, 2005;

(iii) audited consolidated balance sheet of the Fund as at December 31, 2004, and the audited consolidated statements of income and deficit and cash flows for the period from February 16, 2004 to December 31, 2004, together with the notes thereto and the auditors' report thereon;

(iv) management's discussion and analysis of financial condition and results of operations of the Fund for period from February 16, 2004 to December 31, 2004;

(v) unaudited interim consolidated financial statements of the Fund as at June 30, 2005 and for the six months ended June 30, 2005 together with the notes thereto;

(vi) management's discussion and analysis of financial condition and results of operations of the Fund for the six months ended June 30, 2005;

(vii) material change report of the Fund dated July 8, 2005, with respect to the Acquisition; and

(viii) material change report of the Fund dated September 28, 2005 with respect to an increase in distributions and modified management arrangements.

Any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, and

information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Fund with the securities regulatory or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is or was required to be stated or that is or was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

References in this short form prospectus to "GAAP" or "Canadian GAAP" mean generally accepted accounting principles in Canada, and references in this short form prospectus to "U.S. GAAP" mean generally accepted accounting principles in the United States. The Fund, Countryside Canada and certain of their subsidiaries prepare their financial statements in accordance with Canadian GAAP. The historical consolidated financial statements of Ripon Power LLC and Ripon Cogeneration, Inc. included in this prospectus have been prepared in accordance with U.S. GAAP. In accordance with the requirements of National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currency*, the financial statements of Ripon Power LLC were reconciled to Canadian GAAP and it was determined that there were no material differences under Canadian GAAP.

DEFINITION OF NON-GAAP MEASURES

Distributable Cash of the Fund (as defined in the Fund's AIF) is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. Distributable Cash is a term that does not have a standardized meaning prescribed by Canadian GAAP or U.S. GAAP. Distributable Cash of the Fund may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to Distributable Cash as reported by such organizations. Management believes that Distributable Cash of the Fund is a useful supplemental measure that may assist investors in assessing the return on their investments in Units or Debentures.

EXCHANGE RATES

In this prospectus, all dollar amounts are expressed in Canadian dollars ("$"), unless otherwise indicated. The following table reflects the low and high rates of exchange for one U.S. dollar ("US$"), expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average of such exchange rates on the last business day of each month during such periods, based on the Bank of Canada noon spot rate of exchange.

	Twelve Months Ended December 31,		Six Months Ended June 30,	
	2004	2003	2005	2004
Low for the period	$1.1774	$1.2924	$1.1987	$1.2692
High for the period	$1.3968	$1.5747	$1.2704	$1.3968
Rate at the end of the period	$1.2036	$1.2924	$1.2256	$1.3404
Average noon spot rate for the period	$1.3015	$1.4015	$1.2354	$1.3384

Source: *Bank of Canada*

On October 25, 2005, the Bank of Canada noon spot rate of exchange was US$1.00 = $1.177.

DEFINED TERMS

For an explanation of certain terms and abbreviations used in this short form prospectus, reference should be made to the "Glossary of Terms".

COUNTRYSIDE POWER INCOME FUND

The Fund

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004 pursuant to a declaration of trust (the "Declaration of Trust"). The Declaration of Trust was amended and restated on April 8, 2004, the date of the closing of the initial public offering of trust units of the Fund ("IPO Closing"). The Fund has invested, indirectly through Countryside Canada, in two district energy systems located in Charlottetown, Prince Edward Island (the "PEI District Energy System") and London Ontario (the "London District Energy System", together with the PEI District Energy System, the "District Energy Systems") and two gas-fired cogeneration facilities located in California (the "Cogen Facilities"). The District Energy Systems have approximately 122 MW of thermal and electric generation capacity and the Cogen Facilities have approximately 94 MW of electric generation capacity and sold approximately 525,000 thousand pounds of steam in 2004. In addition, the Fund holds indirect investments in 22 renewable power generation and utility infrastructure projects (the "Renewable Energy Projects") located in the United States, which currently have approximately 51 MW of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the Renewable Energy Projects consists of loans to, and a convertible royalty interest in, USEB.

The registered and head office of the Fund is located at 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

Countryside Canada

Countryside Canada is a corporation incorporated under the federal laws of Canada. All of the issued and outstanding shares of Countryside Canada are owned by the Fund. Countryside Canada holds all of the Fund's indirect investments. The registered and head office of Countryside Canada is located at 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

Acquisition and Investment Guidelines

The Fund intends to acquire or invest in additional projects only if the Fund believes that the acquisition or investment will result in an increase in cash distributions per Unit and will meet the Issuer's other acquisition and investment guidelines. Such acquisitions or investments may be financed by the issuance of Units, from the cash flows of the Fund or through borrowings.

Future projects may be located in any region where opportunities meeting the Fund's objectives exist, although it is expected that these opportunities will exist primarily in Canada and the United States and may include: (i) district energy systems; (ii) natural gas-fired power plants; (iii) green energy projects (i.e., biogas, biomass, waste-coal and wind); (iv) cogeneration projects; (v) energy outsourcing facilities that provide energy to wholesale, commercial, institutional and/or industrial customers; and (vi) energy infrastructure projects.

Management believes that investment opportunities for the Fund will arise: (i) as energy companies and financial sponsors seek to sell assets; (ii) through consolidation in the energy industry; (iii) through the right of first opportunity granted by the Manager to Countryside Canada to purchase any asset, entity or investment that would meet the investment criteria of Countryside Canada or the Fund (see "Modified Management Arrangements — Management Agreement — Right of First Opportunity"); and (iv) through the acquisition, development or improvement of projects under the Development Agreement and/or the Improvement Agreement.

The following guidelines will be used in the review and evaluation of possible acquisitions and investments by the Fund:

(i) each asset will be acquired, or an investment made therein, only if the Fund believes that the acquisition or investment will result in accretive cash distributions per Unit;

(ii) assets in respect of which long-term revenue and energy supply contracts with investment grade or financially stable counterparties exist will be preferred and, in other cases, market electricity price and

exchange rate assumptions and forecasts used in the acquisition or investment evaluations will be obtained from a recognized independent source;

(iii) the acquisition of, or investment in, each asset will be subject to prior due diligence and based on an independent engineers' report confirming the condition or development of the asset and the technical assumptions used in the acquisition or investment evaluation;

(iv) the expected useful life of each asset and associated structures will, with regular maintenance and upkeep, conform with the Fund's objectives of providing long term and stable cash distributions to Unitholders; and

(v) the acquisition of, or investment in, each asset will be reviewed and approved by the Trustees.

Recent Developments

On September 23, 2005, the Fund announced an increase in the Fund's monthly distribution of $0.01 per Unit annually. The first distribution under the new rate will be paid on or about October 31, 2005 to Unitholders of record on September 30, 2005.

Coincident with the distribution increase, the Fund announced a plan modifying the Fund's existing executive management arrangements. Under the modified arrangements, Countryside Ventures LLC (the "Manager"), a company independent of the Fund, will provide management and administrative services to the Fund as well as new growth opportunities under long-term arrangements. The Manager will employ the Fund's current executive management team on a full-time basis as well as its administrative and development staff. The Fund will have a right of first offer on all investment opportunities developed by the Manager that meet the Fund's investment criteria. See "Modified Management Arrangements".

On June 29, 2005, the Fund, through a subsidiary, completed the indirect acquisition of Ripon Power LLC ("Ripon Power"), formerly "Lightyear Rockland Partners LLC", whose principal asset is Ripon Cogeneration LLC ("Ripon"), a California-based power generation company, for consideration of approximately US$95.3 million or approximately $116.9 million, based on the Bank of Canada noon spot rate of exchange on June 29, 2005. In connection with this transaction, the Fund, through Countryside Acquisition, entered into the Amended Credit Facility (as defined below) in the amount of $80 million, all of which was drawn upon closing of the Acquisition. See "The Acquisition".

Ripon's principal assets consist of two gas-fired cogeneration plants in California, one located in Ripon, California near San Francisco and the other located in Pomona, California, near Los Angeles.

THE ACQUISITION

Purchase and Sale Agreement

Pursuant to an agreement dated June 29, 2005 (the "Purchase and Sale Agreement"), Countryside US Holding Corp. ("Countryside Holding") purchased the membership interests of Ripon Power, for total consideration of approximately US$95.3 million. The purchase price was comprised of approximately US$35.8 million in cash and assumption of approximately US$59.5 million of project-level debt. Ripon Power is the indirect owner, through Ripon of the Cogen Facilities. The Purchase and Sale Agreement included representations and warranties, that are customary in a transaction of this nature. The representations and warranties survive for a period of one year from the closing date of the Acquisition, except for representations and warranties relating to environmental matters, which survive for three years, and representations regarding fundamental corporate matters and tax matters, which survive until the expiration of the applicable statute of limitations plus 60 days. The parties to the Purchase and Sale Agreement have agreed to indemnify each other with respect to claims or losses relating to the breach of any representations or warranties contained in the Purchase and Sale Agreement. The maximum liability of the parties with respect to breaches of representations or warranties relating to certain fundamental corporate matters, tax matters or environmental matters is the cash purchase price paid by Countryside Holding pursuant to the Purchase and Sale Agreement. A breach of any other representation or warranty is subject to a maximum liability of US$7 million. In the case of claims or losses for breaches of representations and warranties, neither party shall be liable to pay any amounts under the

indemnity provisions until the amount of such claims or losses exceeds US$1.05 million in aggregate, in which event the relevant party may collect the portion of the loss in excess of US$350,000, subject to the maximum liability outlined above.

Amended Credit Facility

The Fund, through Countryside Acquisition, has entered into an amended and restated credit agreement with a syndicate of Canadian chartered banks (collectively, the "Lenders") providing for a revolving term facility of up to $80 million used in part to assist in financing the Acquisition (the "Amended Credit Facility"). The Amended Credit Facility was drawn in the amount of $80 million upon closing the Acquisition. The principal amount drawn on the Amended Credit Facility is repayable three years from the closing date unless repaid earlier in accordance with its terms. Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. and (iii) a guarantee and general security agreement by Countryside Canada. Countryside Holding and the Ripon assets are excluded from the collateral of the Amended Credit Facility. In connection with the closing of the Offering, the Fund will repay a portion of the outstanding balance under the Amended Credit Facility and will secure certain consents of the Lenders and otherwise amend the Amended Credit Facility to facilitate the completion of the Offering. See "Use of Proceeds".

The Amended Credit Facility contains customary representations, warranties, covenants (including restrictions on incurring additional indebtedness), conditions to funding and events of default. The Amended Credit Facility is also subject to financial covenants regarding total debt to capitalization (not to exceed a ratio of 0.5:1 at any time) and debt to earnings before interest, taxes, depreciation and amortization (not to exceed a ratio of 3.5:1 at any time).

The Amended Credit Facility is guaranteed by entities from which the Fund receives its cash distributions and as a result, the amounts owing under the Amended Credit Facility and any interest thereon will be payable in priority to any cash distributions to Unitholders.

Rationale for the Acquisition

Management and the Trustees believe that the Acquisition is consistent with the Fund's objective to make investments that result in an increase in cash distributions per Unit and are in the best interests of the Unitholders. The Acquisition provided the following benefits to Unitholders:

Immediately Accretive to Unitholders

Management expects the Acquisition to be immediately accretive to Unitholders. Consequently, on September 23, 2005, the Fund announced an increase in the annual per Unit distribution to be paid to Unitholders from $1.025 to $1.035. On a *pro forma* basis after giving effect to the Offering and the Acquisition as well as an adjustment for incremental costs as described in Note 7 of the "Summary of Cash Available for Distribution" section of this prospectus, the Fund's Distributable Cash per Unit would have been $1.1032 for the 12 months ended December 31, 2004.

Stable and Sustainable Source of Cash Flow

Ripon generates predictable cash flow from long-term power purchase and steam sale agreements in place at both the Ripon and San Gabriel Facilities. The Ripon Facility currently has a power purchase agreement ("PPA") in place expiring in 2018 with Pacific Gas and Electric Company ("PG&E"), the principal operating subsidiary of PG&E Corporation, an investment-grade entity with a Standard & Poor's credit rating of BBB. The San Gabriel Facility currently has a long-term PPA in place expiring in 2016 with Southern California Edison ("SCE"), the principal operating subsidiary of Edison International, an investment-grade entity with a Standard & Poor's credit rating of BBB+.

Both the Ripon and San Gabriel Facilities have a history of successful operation with average annual peak operating availability over the last five years of 95.6% and 99.1%, respectively, as confirmed by the independent due diligence assessment conducted by Stone & Webster Management Consultants Inc. in connection with the Acquisition. See "Independent Engineers' Report".

Further Diversification of the Portfolio

The Acquisition further diversifies the Fund's portfolio by geography, and introduces two new investment-grade off-takers to the portfolio further mitigating counter-party risk. In addition, the Acquisition adds gas-fired cogeneration to the Fund's asset base providing greater fuel diversity. As a result of the Acquisition, the Fund holds investments in: (i) the District Energy Systems, having approximately 122 MW of thermal and electric generation capacity; (ii) the Cogen Facilities, having approximately 94 MW of electric generation capacity and which sold approximately 525,000 thousand pounds of steam in 2004; and (iii) the Renewable Energy Projects (by way of secured loans and a royalty interest) which currently have approximately 51 MW of electric generation capacity and which sold approximately 750,000 MMBtus of boiler fuel in 2004.

Greater Scale and Liquidity

If the initial public offering of the Fund, the transactions completed in connection therewith and the Acquisition and the Offering had been completed on January 1, 2004, the Fund would have generated revenue and adjusted distributable cash of approximately $100,153,000 and $21,650,000 respectively, for the twelve months ended December 31, 2004. See "Summary of Cash Available for Distribution". In addition, the issuance of the Units on closing of the Offering is expected by management to increase the trading volume and liquidity of the Units.

POST-CLOSING STRUCTURE

The organizational structure of the Fund after giving effect to the completion of the Acquisition and the transactions contemplated by this prospectus will be as follows:



Unitholders
100% Units
Debentureholders
Countryside Power Income Fund (the "Fund")
100%
100% Common Shares
100% Countryside Canada Notes
U.S. Energy Biogas Corp. ("USEB") (Delaware)(1)
USEB Loans
USEB Royalty Interest
Countryside Canada Power Inc. ("Countryside Canada") (Canada)(2)
PEI District Energy System
London District Energy System
Renewable Energy Projects
Countryside Holding Note
100%
Countryside US Holding Corp. ("Countryside Holding")(3) (Delaware)
100% preferred membership interests and 75% subordinated membership interests
Countryside Ventures LLC (the "Manager") (Delaware)(4)
25% subordinated membership interests
Ripon Power LLC ("Ripon Power") (Delaware)
Ripon Loan(3)
100%
Ripon Cogeneration LLC ("Ripon") (Delaware)
Ripon Facility
San Gabriel Facility

(1) USEB indirectly owns a 50% interest in the Renewable Energy Projects based in Illinois and a 100% interest in the Renewable Energy Projects located outside of Illinois. The remaining 50% interest in the Illinois-based Renewable Energy Projects are owned by Landgas of Illinois Corp.

(2) Countryside Canada owns its interest in the PEI District Energy System and the London District Energy System indirectly through Countryside Acquisition, Countryside District Energy Holdings Corp. and Countryside District Energy Corp., its wholly-owned direct and indirect subsidiaries.

(3) On Closing of the Offering, Countryside Holding will use a portion of the proceeds of the Offering to acquire a project loan owed by Ripon to the Union Bank of California and the Allied Irish Bank (collectively, the "Ripon Loan").

(4) The Manager was granted 25% of the subordinated membership interests in Ripon Power in accordance with its long-term incentive plan entitlement under the modified management arrangements. See "Modified Management Arrangements — Management Agreement".

INDUSTRY OVERVIEW

The Independent Power Generation Industry

The traditional electricity market structure in North America has consisted of vertically integrated utilities which had a near monopoly over the generation, transmission and distribution of electricity to retail customers. A variety of factors, including federal legislative changes, rapid growth in electricity demand, rising electricity rates, technological advances and environmental concerns, led certain governments to implement efforts to restructure the electricity industry within their respective jurisdictions.

Such changes have, among other things, encouraged the development of generation from independent power producers. In the independent power generation sector, electricity is generated from a number of sources, including: (i) water; (ii) natural gas; (iii) coal; (iv) waste products, such as biomass and biogas; (v) geothermal sources; (vi) the sun; and (vii) wind.

While vertically-integrated utilities continue to dominate the North American electricity landscape, independent power producers are playing an increasingly important role in the supply of electricity. Policymakers have recognized the benefits of power generated by independent power producers.

Qualifying Facilities

Among other things, the *Public Utility Regulatory Policies Act of 1978,* as amended ("PURPA"), as implemented by the Federal Energy Regulatory Commission ("FERC"), was enacted to encourage the development and operation of certain power generation facilities by requiring electric utilities to purchase power from qualifying facilities ("QFs") at the utility's avoided cost. A QF is a distinct type of energy producer that falls into one or both of two primary classes. One class of QFs are "small power production facilities" that generate power using specific energy sources such as wind, solar, geothermal, hydro, biomass or waste fuels, utilize a limited amount of fossil fuels and meet certain size criteria. A second class of QFs are "cogeneration facilities" which utilize fuel to produce both electric energy and useful thermal energy sequentially and meet certain operating and efficiency criteria. The Ripon and San Gabriel Facilities are in this second class since they produce electricity and steam and otherwise satisfy the applicable QF criteria. QFs are exempt from rate and other aspects of regulation by FERC under the *Federal Power Act*, exempt from all regulation by the Securities and Exchange Commission under the *Public Utility Holding Company Act of 1935* and exempt from regulation by State public service commissions with respect to rates and the financial and organizational activities of electric utilities. Prior to the enactment of the Energy Policy Act of 2005 ("EPA 2005"), a QF could not be primarily owned by an electric utility.

On August 8, 2005, comprehensive energy legislation was enacted when the President signed into law EPA 2005. That legislation makes several changes to PURPA effective six months following the date of enactment (i.e., February 8, 2006), including: (1) eliminating the limitation on electric utility ownership of QFs, (2) terminating the mandatory purchase obligation imposed on electric utilities for new QFs that the FERC determines have access to competitive wholesale markets and (3) requiring the FERC to promulgate regulations no later than February 8, 2006 specifying additional criteria to be applied to new cogeneration facilities with respect to the useful thermal energy output of such facilities and to encourage the development of efficient generation technology. EPA 2005 makes clear that it does not apply to the rights and remedies of the parties to existing contracts or obligations in effect or pending before a State public service commission as of the date of enactment. On October 11, 2005, the FERC promulgated its proposed regulations implementing the additional qualifying criteria to be applied to new cogeneration facilities and reducing QF exemptions from rate regulation by FERC. Under the proposed regulations, the new qualifying criteria would not apply to the San Gabriel or Ripon Facilities since both facilities were certified as "qualifying cogeneration facilities" prior to the enactment of EPA 2005.

As noted above, the changes to PURPA made by EPA 2005 will not affect the Ripon and San Gabriel Facilities for so long as each project continues to operate in compliance with PURPA and their PPAs remain in effect. If either facility should lose QF status and if it should be determined that the purchasing utility has the right to terminate its PPA as a result thereof, the provisions of the new legislation would apply to any new PPA that either the Ripon or San Gabriel Facility would seek to enter into under PURPA. If either facility should

temporarily lose QF status, the FERC could order the refund of amounts paid to the facility during the period of non-compliance. See "Risk Factors — Qualifying Facility Status".

The California Energy Market

Overview

When the California electricity market first permitted customer choice of generation supply, legislation fixed the retail rates of the three investor-owned utilities — PG&E, SCE and San Diego Gas and Electric ("SDG&E"). Originally, prices in the wholesale market were below the fixed level of retail rates; however, wholesale prices began to exceed the retail levels in the spring of 2000. The rise in wholesale prices was a result of a number of different factors including: (i) limited new generation capacity to accommodate demand growth; (ii) a wholesale market design that shifted significant amounts of wholesale electricity purchases to the spot market rather than to forward markets and which inhibited the utilities' ability to enter into long-term contracts; (iii) historically low water levels in the Pacific Northwest combined with increased demand in regions that were traditionally significant exporters to the California electricity market; (iv) high natural gas prices; (v) lack of price signals to retail customers who were unaware of increased wholesale rates as a result of their fixed retail rates; and (vi) alleged market manipulation.

As a result of rising wholesale prices and limitations on increasing retail prices, PG&E and SCE reported financial difficulty in paying for power, including power from QFs, and reduced or stopped making various payments. In April 2001, PG&E filed for bankruptcy. Subsequently, PG&E and SCE resumed payments to QFs, entered into agreements with the California Public Utilities Commission ("CPUC") intended to restore their financial positions and PG&E was discharged from bankruptcy in 2004.

In response to the developments described above, FERC, the California legislature and the CPUC enacted a number of measures significantly affecting the wholesale and retail electricity markets of California. While changes in the wholesale and retail electricity markets in California are expected to continue and may impact the degree of new generation supply entering the California market as well as future market price levels in unpredictable ways, the Fund expects that the impact on the Ripon or San Gabriel Facilities of such changes will be mitigated by their long-term capacity and energy sales agreements, under which capacity payments are largely fixed.

During periods when the full capacity of QFs are not committed to their respective counterparties, QFs may be subject to a "must-offer" obligation which FERC has required the California Independent System Operator ("CAISO") to include in its tariffs. In that event, CAISO can require QFs to sell power to the CAISO, if needed by the CAISO, provided that such sale would not violate a permit or cause loss of QF status and CAISO is required to compensate the QFs, pursuant to a rate formula set forth in CAISO's tariff on file with FERC. CAISO has proposed revisions to that rate schedule and the matter is pending before FERC.

Supply and Demand

In 2004, the Western Electricity Coordinating Council ("WECC") estimated peak Californian electric demand to be 54,875 MW. This is expected to grow at an average of 2.0% per year until 2013. At the same time, many of the electric generating facilities supplying peak Californian demand are approaching the end of their useful lives or are in need of retrofits to comply with new environmental standards. Approximately 58% of the total Californian power plant capacity was brought online prior to 1980[(1)].

Estimates of the amount of electric generating capacity that will be retired vary widely. In 2004, the California Energy Commission ("CEC") undertook a detailed study of ageing power plants and concluded, under a medium to high risk scenario, that 10,204 MW of generation capacity is expected to be retired from 2005 to 2008,[(2)] or is at risk of retirement. In addition, the rate of new additions slowed to only 568 net MW in 2004 compared to 2,678 net MW in 2003.[(3)] New additions are forecast to increase in 2005 with 2,231 MW of new generation capacity being added.

(1) Source: California Energy Commission 2005 Database of California Power Plants
(2) Source: *California Energy Commission Energy Policy Report, 2004 Update*
(3) Source: California ISO 2004 Annual Report on Market Issues and Performance

Under several of these forecast scenarios, new generation capacity additions would be needed in the near term if the CAISO is to keep its operating reserves above its targeted 7% minimum and prevent exposing consumers and businesses to major power supply risks. In 2004, the state-wide peak hour reserve margin averaged 15.3%, down from 22.8% in 2003.

The CEC is forecasting the PG&E service area in northern California to be able to maintain a reserve margin above the minimum requirement through 2008, however, in the SCE and SDG&E service areas in southern California, the CEC is projecting the reserve margin declining to 2.1% in both 2007 and 2008[(4)], under normal operating scenarios.

Management believes that the combination of ageing supplies and increasing demand should support the Ripon and San Gabriel facilities remaining operational and economically viable after the expiration of their PPAs.

DESCRIPTION OF THE ACQUIRED FACILITIES

The Ripon Facility

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant located in Ripon, California, approximately 130 kilometres east of San Francisco. The Ripon Facility generally operates as a base load facility. The Ripon Facility is a QF under the regulations of the FERC implementing PURPA, and thus is currently exempt from rate regulation as an electric utility under federal and state law.

A General Electric LM5000 combustion turbine generator and an IHI power turbine generate electricity at the Ripon Facility. The combustion turbine technology is based on an aircraft engine design that is known for rapid starting and stopping capability and more efficient performance as compared to industrial frame combustion turbines.

The Ripon Facility produces steam from a heat recovery steam generator ("HRSG") and, when needed, from an auxiliary boiler. The full steam production from the HRSG can be used internally, primarily for steam injection into the combustion turbine.

Power Purchase Agreement

Electrical capacity and energy is sold pursuant to a Long-Term Energy and Capacity Power Purchase Agreement executed by Simpson Paper Company, as Seller, on November 12, 1984 and by PG&E as Buyer, on April 5, 1985 (the "Ripon PPA"). The Ripon PPA has been amended on three occasions and was assigned by Simpson Paper Company to Ripon Cogeneration Inc. in 1996, the predecessor in interest to Ripon. Ripon Cogeneration Inc. was subsequently converted into Ripon in 2004. The term of the Ripon PPA extends for a period of 30 years from the firm capacity availability date of April 25, 1988. The Ripon Facility is required to operate throughout the term of the agreement as a QF in accordance with the cogeneration facility requirements established by FERC pursuant to PURPA as those requirements existed on the effective date of the agreement.

The Ripon PPA provides for capacity payments for firm capacity, first incremental capacity and second incremental capacity. The formula for firm capacity payments is the product of: (1) the firm contract capacity of 42,000 kW; (2) the contract capacity price of US$172 per kW per year; (3) a capacity loss adjustment factor; and (4) a performance bonus factor. Firm capacity payments are applicable only in periods during which the Ripon Facility's forced outage rate is less than twenty percent. In addition, the firm capacity payments are weighted by allocation factors for each period as defined by the CPUC which are weighted towards the peak hours, particularly during the summer period of May 1 through September 30. The firm capacity performance bonus is based upon the Ripon Facility's availability factor during the summer peak months of June, July and August. The performance bonus factor is calculated as the ratio of the previous five-year average peak capacity factor during the summer peak hours divided by eighty-five percent. Average peak capacity over the last five years was 95.7% and 98.4% in 2004.

(4) Source: California Energy Commission Integrated Energy Policy Report, 2004 Update

The formula for the first incremental capacity for capacity deliveries above 42,000 kW and up to 44,500 kW is the product of: (1) the first incremental capacity of up to 2,500 kW; (2) the first incremental contract capacity price of US$188 per kW per year; (3) a capacity adjustment loss factor; and (4) an allocation factor which accounts for the quantity of first incremental capacity delivered during specified periods. Finally, the formula for second incremental capacity for capacity deliveries above 44,500 kW and up to 54,000 kW is the product of: (1) the first incremental capacity of up to 9,500 kW; (2) the second incremental contract capacity price as authorized from time to time by the CPUC; (3) a capacity adjustment loss factor; and (4) an allocation factor which accounts for the quantity of second incremental capacity delivered during specified periods.

Under the Ripon PPA, PG&E is required to accept delivery of all energy and capacity generated by the Ripon Facility except during periods of forced outage, *force majeure*, emergencies or to comply with prudent industry practice, or if necessary to allow PG&E to shut down its system for inspection, repair or maintenance. In such instances, PG&E is not required to accept or pay for deliveries of energy and may require the Ripon Facility to reduce energy deliveries. However if the Ripon Facility is prevented from meeting performance requirements because of a forced outage of PG&E's system, PG&E must continue to make the full capacity payments. During periods of "hydro-spill" conditions, as defined by the CPUC, and generally meaning those periods when purchases from QFs and other conditions on the PG&E system would otherwise require that PG&E spill water at its hydroelectric facilities without being able to generate electricity therefrom, PG&E has the right to curtail deliveries of energy from the Ripon Facility and, if energy from the Ripon Facility is delivered to PG&E, the energy price will be the hydro-savings price quoted by PG&E. PG&E also has the right to curtail deliveries from the Ripon Facility in excess of 37,000 kW during all super off-peak hours (generally from 1:00 a.m. to 5:00 a.m. during each calendar day) and during any period when PG&E would otherwise incur "negative avoided costs" (generally, the utility would incur greater costs backing down its generation than the costs avoided through purchases from QFs).

Beginning on April 25, 1998, the energy payments under the Ripon PPA were made equal to PG&E's full short-run avoided operating costs. Subsequently, in 2001, the parties entered into an amendment to the Ripon PPA providing for the payment of energy prices reflecting an average energy price of US$53.76 per MWh over a five-year term, subject to adjustment through the application of time-of-use factors as defined by the CPUC. Following the expiration of the amendment on June 30, 2006, Ripon's energy payment will revert to PG&E's full short run avoided costs, commonly referred to as "Short-Run Avoided Cost" or "SRAC".

SRAC is established for each utility, from time to time by the CPUC. The CPUC has, since the 1980's, established various SRACs for PG&E and SCE. The methods to establish SRAC have also been modified from time to time by the CPUC and by the California legislature when it enacted section 390 of the Public Utilities Code ("PUC"). Factors that the CPUC have typically considered are fuel prices, the efficiency of utility generators, operations and maintenance costs and a time-of-use adjustment. PUC section 390 provides that until the CPUC determines that the Power Exchange, now defunct and not anticipated to function in the future, is functioning properly, SRAC shall be determined in accordance with PUC section 390(b). PUC section 390(b) directs that SRAC be based on a formula that reflects a 1996 starting energy price, adjusted monthly to reflect changes in a starting gas index price in relation to an average of current California natural gas border price indices. In December 2003, the CPUC issued decision D. 03-12-062, expressing the concern that "the SRAC pricing formula may need to be revised in light of the current energy market. Therefore the Commission should carefully consider how to modify the SRAC methodology and whether to seek legislative changes" to PUC section 390. In April 2004 the CPUC initiated a proceeding, CPUC docket R. 04-04-025 to address SRAC and other issues. Hearings in docket R. 04-04-025 are scheduled to commence in January 2006. The outcome of such proceedings is unknown and hence, future energy prices of Ripon cannot be predicted.

Steam Sales

Process steam from the Ripon Facility is sold to Fox River Paper Company ("Fox River") under an Amended and Restated Steam Agreement ("Ripon Steam Agreement") by and between Fox River and Simpson Paper Company dated September 30, 1996 which terminates on April 19, 2018. The Ripon Steam Agreement was assigned to Ripon Cogeneration, Inc. in 1996 which subsequently converted into Ripon in 2004.

Fox River is the only producer of text and cover, a value-added grade of uncoated freesheet, on the West Coast of the United States. While Fox River is subject to certain market pressures relating to rising pulp prices and declining demand for text and cover, its leading competitive position in this industry is expected to minimize the impact of these pressures.

Under the Ripon Steam Agreement, Fox River is obligated to accept a sufficient quantity of steam for Ripon to maintain QF status and supply all of Ripon's process water needed to satisfy the steam obligation. Fox River is required to return a minimum amount of the condensate meeting certain requirements. If Fox River returns less than the minimum amount of condensate, it is obligated to compensate Ripon for costs incurred by Ripon for obtaining additional quantities of process water. If Fox River returns condensate in excess of a certain amount, Ripon is obligated to pay Fox River a bonus to reflect the savings received by Ripon as a result of having to obtain less process water.

The Ripon Facility is obligated to supply up to 75,000 pounds of steam per hour and must utilize an auxiliary boiler to meet the steam demand when the gas turbine is not operating. The formula to determine the price payable by Fox River for steam is the product of: (1) the total quantity of steam delivered; (2) a thermal conversion factor which is 1.3 MMBtus per thousand pounds of steam for the first ten years of the Ripon Steam Agreement and 1.0 MMBtus for the remainder of the term; and (3) the cost of natural gas purchased by Ripon. Fox River is also responsible for all sales, use or other transfer taxes imposed upon the sale of steam under the agreement. Under the Ripon Steam Agreement, Ripon must pay liquidated damages for periods of steam supply disruption. The disruption compensation payment is capped at US$25,000 for any 24 hour period and US$1.8 million for any 12-month period. Since January 1, 2004, aggregate liquidated damages have been less than US$50,000. In addition, if a steam supply disruption occurs which is not permitted by the Ripon Steam Agreement Fox River may, but is not obligated to, assume operational control of the auxiliary boiler and related equipment until such steam supply disruption has been cured.

Other provisions address measurement of steam and water deliveries, billing and payment, operation of the facility and maintenance of the steam supply and condensate return lines, events of default and termination, *force majeure*, insurance, indemnity and dispute resolution which management believes are customary in the industry. Fox River has the right to terminate the Agreement for convenience at various times during the term of the Agreement for specified reasons. In the event of a termination for convenience, Fox River is obligated to pay the lesser of $5 million (adjusted on April 1st of each year by an amount equal to the percentage change in the Producer Price Index during the preceding 12-month period) or the reasonable actual cost incurred in building an alternative steam host for the Ripon Facility. In addition, Fox Paper is obligated to enter into good faith negotiations for the sale of land at the site suitable for the location of an alternative steam host. Each party has the right to terminate the Agreement for an event of default by the other party, including the failure for reasons other than a *force majeure* event of the Ripon Facility to supply steam for more than thirty consecutive days or more than fifty-two days during any 12-month period.

If the Fox River Steam Agreement was terminated and a replacement steam host not timely obtained or built, the Ripon Facility could lose its QF status and PG&E could seek to terminate the Ripon PPA. However, while Fox River has the right to terminate the Fox River Steam Agreement at its convenience, management believes that it would be unlikely to exercise this right as it would not be economical for Fox River to produce its own steam and a significant payment would be required to be paid to Ripon. For a more detailed discussion of the risks associated with loss of QF status, see "Risk Factors — Qualifying Facility Status".

Fuel

Natural gas is supplied to the Ripon Facility pursuant to a base agreement (the "Gas Contract") with BP Energy Company ("BP") that allows the parties to enter into binding sales and purchase transactions from time to time. The parties currently have in place an agreement (the "Ripon Transaction") that provides for BP to supply the full natural gas requirements to the Ripon Facility for a term commencing February 1, 2004 and ending June 30, 2006. Under the Ripon Transaction, BP must supply a contract quantity of 10,000 MMBtu's per day to the Ripon Facility on a firm basis with the balance of the Ripon Facility's gas requirements in excess of the firm contract quantity supplied on an interruptible basis. The Ripon Transaction provides a fixed price for the supply of the firm contract quantity with the excess interruptible supply priced as a market-based gas price

index. In addition to supplying natural gas to the Ripon Facility, BP is designated "balancing agent" for the Ripon Facility and, in that capacity, is responsible for all scheduling, nominations and balancing fuel consumption and deliveries. Imbalances are paid for by the party that created the imbalance. The delivery point under the Gas Contract is at the interconnection between the PG&E backbone transmission system and its distribution system at the PG&E citygate.

Under the Gas Contract, each party has a right to terminate the contract only in limited circumstances, including in the event of a failure to meet each party's credit support obligations, the failure to give adequate assurances of performance when required to be given under the contract and the failure to make payment following receipt of written notice that payment is due. In the event of a default, the non-defaulting party may elect to suspend performance under the Gas Contract and/or terminate the contract and liquidate any transaction in effect as of the date of termination. In the event of an early termination, damages are paid equal to the difference between the contract price and the then-current market value for the quantities over the remaining term of the transaction with the BP paying to Ripon the excess of the market value over the contract price or Ripon paying to BP the excess of the contract price over the market value for such quantities. The determination of the damages due and owing in the event of an early termination is made by the non-defaulting party in good faith and in a commercially reasonable manner.

The failure of either party to fulfill its obligation to deliver or accept delivery of gas does not give rise to a right to terminate. Instead, the sole and exclusive remedy for such failure is payment of the difference between the contract price and, if Ripon is the performing party, the cost of obtaining replacement fuel, or, if BP is the performing party, the price obtained by selling the gas to another purchaser, in each case as adjusted for commercially reasonable differences in transportation costs. In the event that either the obligation of BP to sell and deliver the firm contract quantity to, or the obligation of Ripon to purchase and receive the firm contract quantity at, the delivery point is suspended because of the occurrence of an event of force majeure, either BP will pay to Ripon the excess of the current market price over fixed contract price or Ripon will pay to BP the excess of the fixed contract price over the current market price for each MMBtu not delivered and/or received as a result thereof.

Currently, the Ripon Facility receives fixed energy payments from PG&E that follow the prices charged under the Gas Contract. After the fixed price period under the Ripon PPA and the Gas Contract end on June 30, 2006, management expects that the effective natural gas indices used in the PG&E SRAC formula will substantially correlate with the market price at which Ripon will purchase gas, although there is a possibility such correlation will not be complete. Ripon is in discussions with gas suppliers respecting a new gas supply contract that will replace the existing Gas Contract and will attempt to maximize the correlation between the purchase price in such gas supply contract with the gas indices used in PG&E's SRAC formula.

Natural gas transportation service for the Ripon Facility is provided pursuant to a Natural Gas Service Agreement with PG&E that provides for the firm transportation of a maximum daily quantity of 13,000 decatherms per day. Transportation service is priced at a rate that is set and may be changed from time to time by the CPUC. The Ripon Facility receives transportation service under two different PG&E rate schedules. Rate Schedule G-COG applies to the transportation of the natural gas used in the combustion turbine at the Ripon Facility while Rate Schedule G-NT applies to the natural gas burned in the auxiliary boiler. The PG&E Ripon transportation agreement was effective for an initial one-year term commencing on March 1, 1998 and continues on a month-to-month basis after the initial term unless terminated by either Ripon or PG&E. However, PG&E may only terminate the agreement with the approval of or pursuant to an order by the CPUC.

Environmental Health and Safety

The Ripon Facility and its operations are subject to an environmental health and safety regulatory regime including federal, state, regional, local and municipal laws, regulations and permits relating to, among other things: air emissions, water and wastewater treatment, worker health and safety and site contamination. Management believes that the Ripon Facility has obtained (or timely applied for renewal of) and is currently in material compliance with, the material environmental permits and approvals currently necessary to operate the Ripon Facility. A Phase I Environmental Site Assessment was completed in 2003 and no material issues of concern were identified relative to potential soil or groundwater contamination.

Site Rights and Expansion Opportunities

The site upon which the Ripon Facility is located is owned by Ripon. The site consists of approximately two acres of land located adjacent to the Fox River Paper Mill within an area occupied by industrial uses. Ripon maintains certain easement rights, which are necessary in connection with the operation of the Ripon Facility. Ripon is well-situated for expansion of its power generating capacity. Electrical and gas interconnections are already in place and capable of handling significantly more flow than is currently being utilized.

Operating & Maintenance

Operation and maintenance services are provided to the Ripon Facility pursuant to an operation and maintenance agreement (the "Ripon O&M Agreement") dated October 22, 2003. The contract is between Rockland California Partners LLC (which subsequently merged into Ripon), as the owner, and North American Energy Services Company as the Operator ("NAES" or the "Operator"). All employees at the Ripon Facility are employed by NAES and provide operational and maintenance services to the Ripon Facility under the Ripon O&M Agreement. NAES is one of the largest third-party providers of power plant operations and maintenance services with an experience base of more than 19,000 MW of generation capacity. NAES is owned by an affiliate of ITOCHU Corporation. The Ripon O&M Agreement has a term of seven years expiring on January 27, 2011. Services provided by the Operator include all operation and maintenance activities.

The Ripon O&M Agreement provides for payment of reimbursable costs, operating costs and an operator payment on a monthly basis. Reimbursable costs include such items as relocation and recruitment expenses for on-site personnel and the cost of operator's insurance. Operating costs include equipment, material supplies, consumables, spare parts, office expenses, utilities, training, contractors, permit fees, payroll and other similar costs. The operator payment includes a management fee, project management fee and an incentive payment.

GE Engine Lease Agreement

In order to mitigate the risk of engine failure, Ripon has entered into a service lease agreement for the Ripon Facility with General Electric Company ("GE") (the "Ripon GE Lease") under which GE is to repair or deliver a replacement engine to Ripon within certain specified time periods after notice from Ripon of an engine failure. Under the Ripon GE Lease, Ripon pays an annual fee plus a usage fee for each week that the replacement engine is used. The Ripon GE Lease runs through August 17, 2006 but may be terminated by either party in the event of a material breach by the other party. The Ripon GE Lease provides for liquidated damages in the event GE fails to perform subject to caps and limitations.

IHI Turbine Sub-Assembly Lease Agreement

In order to mitigate the risk of turbine failure, Ripon has entered into a turbine sub-assembly lease agreement for the Ripon Facility with IHI, Inc. ("IHI") (the "Ripon IHI Lease") under which IHI provides replacement parts for the turbine sub-assembly on-site. Under the Ripon IHI Lease, Ripon pays a base fee plus a usage fee for each week that the replacement turbine sub-assembly is used based on a fee schedule. The Ripon IHI Lease runs through April 30, 2009 and automatically renews for one additional 5 year term unless either party provides the other party with written notice of its intention not to renew. The Ripon IHI Lease may be terminated by either party for convenience with six months written notice or in the case of a breach by the other party. The Ripon IHI Lease contains certain limitations on IHI's liability for failure to perform.

Operating History

The following table sets out the historical generation, steam sales, availability and heat rate information for Ripon, as confirmed by an independent engineering due diligence assessment conducted by Stone and Webster Management Consultants Inc. ("Stone and Webster Consultants").

	Year ended December 31,				
	2004	2003	2002	2001	2000
Net generation (MWh)	324,751	381,607	340,955	324,382	317,029
Steam sales (thousands of lbs)	297,839	267,526	339,311	265,565	299,187
Annual operating factor	83.9%	95.1%	85.8%	83.6%	83.8%
Peak operating factor	98.4%	95.5%	94.6%	95.0%	94.3%
Heat rate (BTU/kWh)	9,663	9,516	9,573	9,516	9,752

The San Gabriel Facility

The San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant located in Pomona, California, approximately 50 kilometres east of Los Angeles. The San Gabriel Facility generally operates as a base load facility. The San Gabriel Facility is a QF under the cogeneration regulations of the FERC implementing PURPA and thus is currently exempt from rate regulation as an electric utility under federal and state law.

Similar to the Ripon Facility, a General Electric LM5000 combustion turbine generator and an IHI power turbine generate electricity at the San Gabriel Facility. The San Gabriel Facility produces steam from a HRSG. A portion of the steam production from the HRSG can be used internally, primarily for steam injection into the combustion turbine.

Power Purchase Agreement

Electrical capacity and energy are sold from the San Gabriel Facility pursuant to a Power Purchase Contract with an effective date of September 7, 1983 but executed in a revised form by Simpson Paper Company as Seller on November 8, 1984, and SCE, as Buyer, on the same date (the "San Gabriel PPA"). The San Gabriel PPA was assigned by Simpson Paper Company to Ripon Cogeneration, Inc., in 1997, which was subsequently converted into Ripon in 2004. The term of the San Gabriel PPA extends for a period of 30 years from the Firm Operation date in January 1986 and continues thereafter until either party gives 90 days prior written notice of termination. The San Gabriel Facility is required to operate throughout the term of the agreement as a QF in accordance with the cogeneration facility requirements established by FERC pursuant to PURPA as those requirements existed on the effective date of the agreement.

The San Gabriel PPA provides for payments for firm capacity, as-available capacity and energy. The formula for firm capacity payments is the product of: (a) the Contract Capacity Price of US$158 per kW per year and (b) conversion factors to convert annual capacity prices to monthly payments by time of delivery as specified in Standard Offer No. 2 Capacity Payment Schedule, subject to periodic adjustments by the CPUC and (c) Contract Capacity of 36,000 kW and (d) a performance factor. Firm capacity payments are applicable only in periods during which the San Gabriel Facility meets a performance requirement of a forced outage rate less than twenty percent for all on-peak hours during each peak month ("Performance Requirement"). In addition, there are provisions for capacity bonus payments during both peak and non-peak months. To qualify for a bonus payment during on-peak months, the San Gabriel Facility must (i) meet the Performance Requirement and (ii) achieve a capacity factor in excess of 85% during the peak month. To qualify for a bonus payment during non-peak months, the San Gabriel Facility must (i) meet the Performance Requirement and (ii) achieve a capacity factor in excess of 85% during each peak month of the previous twelve months and (iii) achieve a capacity factor in excess of 85% during the non-peak month. As-available capacity rates are established by, and subject to, periodic revision by the CPUC. The San Gabriel Facility has achieved bonus payments in 16 of 16 peak months in the last 44 months and 27 of 28 non-peak months in the last 44 months.

If the San Gabriel Facility fails to meet the Performance Requirement, SCE may place the San Gabriel Facility on probation. If the San Gabriel Facility fails to meet the Performance Requirement during the

probationary period, SCE may reduce the Contract Capacity, which would reduce future firm capacity payments and subject the San Gabriel Facility to a refund obligation based on the difference between the original Contract Capacity and the reduced Contract Capacity, plus interest thereon.

SCE is not required to accept delivery of all energy generated by the San Gabriel Facility if necessary to allow SCE to maintain its equipment or to maintain SCE system integrity. If the San Gabriel Facility is prevented from meeting performance requirements because of forced outage on SCE's system, SCE must continue to make the full capacity payments. The San Gabriel PPA provides that SCE may curtail deliveries of energy for no more than 300 hours per calendar year during off-peak hours when purchases from the San Gabriel Facility would either result in costs greater than energy from other sources or require that SCE hydro-energy be spilled.

Beginning on January 2, 1996, the energy payments under the PPA are equal to SCE's full short-run avoided operating costs. In 2001 the parties entered into an amendment to the San Gabriel PPA providing for payment for energy pursuant to a formula specified in the amendment. Following the expiration of the amendment and not later than June 30, 2006, San Gabriel's energy payments will revert to SCE's full SRAC. In April 2004, the CPUC initiated a proceeding, CPUC docket R. 04-04-025 to address SRAC and other issues. Hearings in docket R. 04-04-025 are scheduled to commence in January 2006. The outcome of this regulatory proceeding and hence future energy prices under the San Gabriel PPA cannot be predicted. For a more detailed discussion of SRAC see "The Ripon Facility — Power Purchase Agreement".

It is probable that in the event that the San Gabriel Facility fails to maintain QF status or commits a material breach of the San Gabriel PPA, SCE could assert that it may terminate the San Gabriel PPA.

Steam Sales

Process steam from the San Gabriel Facility is sold under a steam sales agreement dated May 20, 1997 between Simpson Paper Company and Smurfit Packaging Corporation (the "San Gabriel Steam Agreement"). Smurfit assigned its interest in the San Gabriel Steam Agreement to Blue Heron and the Simpson Paper Company assigned its interest to Ripon Cogeneration Inc., Ripon's predecessor in interest which was converted into Ripon in 2004. The San Gabriel Steam Agreement expires on January 1, 2016.

Blue Heron supplies recycled newsprint primarily to commercial printers in the Los Angeles area with the remainder supplied to smaller daily newspapers. Blue Heron relies on the above-average speed capability of its 240" machine and its geographic proximity to recovered paper supplies and end use markets to maintain a delivered cost advantage over larger competitors. It is anticipated that Pomona, California, the urban market in which Blue Heron principally operates, will face increasing pressure from declining real product prices and rising real recovered paper prices due to offshore demand and fluctuations in natural gas markets. These risks, however, are partially mitigated by Blue Heron's geographic proximity to supply sources and its strong competitive position.

Pursuant to the San Gabriel Steam Agreement, Blue Heron is obligated to purchase the minimum quantity of steam necessary for the San Gabriel Facility to maintain QF status. The San Gabriel Facility is responsible for makeup water supply and no condensate is returned from Blue Heron. The San Gabriel Facility is obligated to supply up to 45,000 pounds of steam per hour during periods when the gas turbine is in operation. The price payable by Blue Heron for steam is determined by a formula in which: (1) the product of (a) the total quantity of steam (b) the thermal conversion factor and (c) the cost of fuel is (2) added to the cost of (x) water plus (y) the cost of chemicals to treat boiler feedwater plus (z) the actual incremental cost of treating boiler feedwater. Blue Heron is also responsible for all sales, use or other transfer taxes imposed upon the sale of steam under the agreement. Under the San Gabriel Steam Agreement, Ripon is obligated to pay liquidated damages for periods of steam supply disruption not permitted by the agreement. This disruption compensation payment is subject to an annual cap and is not considered material. Except for: (a) indemnities related to liabilities resulting from (i) bodily injury, sickness, disease or death of any person, or (ii) damage or destruction of real or personal property; or (b) environmental matters; no party's liability for breach of the San Gabriel Steam Agreement shall exceed $3,000,000.

Other provisions address measurement of steam deliveries, billing and payment, operation of the facility and maintenance of the steam line, events of default and termination, force majeure, insurance, indemnity and dispute resolution which management believes are customary in the industry. Both parties have the right to terminate the San Gabriel Steam Agreement for an event of default by the other party. In addition, Blue Heron has the right to terminate the San Gabriel Steam Agreement in connection with the permanent closure of its newsprint recycling facility. If this permanent closure occurs within the first twelve years of the San Gabriel Steam Agreement, Blue Heron is obligated to reimburse the San Gabriel Facility for the cost of constructing the steam line interconnecting the Facility and the recycling facility, which reimbursement is reduced in equal amounts annually on the anniversary of the effective date of the San Gabriel Steam Agreement during the first twelve years of the agreement and do one of the following: (a) pay an amount equal to the lesser of (i) the reasonable actual costs incurred in building an alternative steam host at the San Gabriel Facility or (ii) $3 million or (b) provide an alternative steam host for the San Gabriel Facility that will allow the San Gabriel Facility to continue to qualify as a QF and is otherwise acceptable to Ripon. If Blue Heron elects to provide the San Gabriel Facility with an alternative steam host and the steam line continues to be used to provide service to such new steam host, Blue Heron is not obligated to reimburse the San Gabriel Facility for the cost of constructing the steam line.

Fuel

Natural gas is supplied to the San Gabriel Facility pursuant to the Gas Contract described in "Description of the Acquired Facilities — The Ripon Facility — Fuel". The parties currently have in place an agreement (the "San Gabriel Transaction") that provides for BP to supply the full natural gas requirements to the San Gabriel Facility for a term commencing February 1, 2004 and ending June 30, 2006. Under the San Gabriel Transaction, BP will supply a contract quantity of 10,000 MMBtus per day to the San Gabriel Facility on a firm basis with the balance of the San Gabriel Facility's gas requirements in excess of the firm contract quantity supplied on an interruptible basis. The San Gabriel Transaction provides that the supply of both the firm and interruptible quantities are priced based on market-based gas price indices. In addition to supplying natural gas to the San Gabriel Facility, BP is designated "balancing agent" and, in that capacity, is responsible for all scheduling, nominations and balancing fuel consumption and deliveries. Imbalances are paid for by the party that created the imbalance. The delivery points under the Gas Contract for the San Gabriel facility are at any receipt point into the distribution system of Southern California Gas Company ("SoCalGas").

Under the San Gabriel Gas Contract, each party has a right to terminate the contract only in circumstances identical to those described in the context of the Ripon Gas Contract in "Description of the Acquired Facilities — The Ripon Facility — Fuel".

Under the San Gabriel Facility PPA, the San Gabriel Facility currently receives energy payments from SCE which correlate with the prices charged by BP under the gas supply contracts, as SCE's SRAC and BP's pricing are both derived from the same gas price indices. After the BP gas supply ends on June 30, 2006, management expects that the effective natural gas indices used in the SCE SRAC formula will substantially correlate with the market price at which Ripon will purchase gas although there is a possibility that such correlation will not be complete. Ripon is in discussion with gas suppliers respecting a new gas supply contract to replace the BP agreement upon its expiration which will attempt to maximize the correlation between the purchase price in such gas supply contact with the gas indices used in the SCE SRAC formula.

Natural gas transportation service for the San Gabriel Facility is provided pursuant to a Master Services Contract with SoCalGas that was effective on November 1, 2003, continued for an initial term of two years and continues on a month-to-month basis thereafter unless terminated by either party on no less than twenty days prior written notice. Transportation service is provided under SoCalGas Rate Schedule GT-F which includes both a monthly customer charge and a volumetric charge. The rates may be changed from time to time by the CPUC. Although the transportation service is firm, SoCalGas has the right to curtail service under Rate Schedule GT-F in order to maintain service to certain designated core customers. A customer under Rate Schedule GT-F that experiences an interruption of service more than once in any ten-year period is entitled to a credit against its monthly transportation charge.

Environmental Health and Safety

The San Gabriel Facility and its operations are subject to a regulatory regime including federal, state, regional, local and municipal laws, safety regulations and permits relating to, among other things: air emissions, water, work health and safety, wastewater treatment and site contamination. Management believes that the San Gabriel Facility has obtained and is currently in material compliance with, the material environmental permits and approvals (or timely applied for renewal of) currently necessary to operate the San Gabriel Facility. A Phase I Environmental Site Assessment was completed in 2003 and nothing of significant concern was identified relative to potential soil or groundwater contamination.

Site Rights and Expansion Opportunities

The site upon which the San Gabriel Facility is located is owned by Ripon. The site consists of approximately two acres located within the former Pomona paper mill site. The paper mill site has been converted to other industrial uses. Ripon maintains certain easement rights, which are necessary in connection with the operation of the San Gabriel Facility. Being in the Los Angeles metropolitan area, the San Gabriel Facility is well-situated for expansion of its power generating capacity. Electrical and gas interconnections are already in place and capable of handling significantly more flow than is currently being utilized.

Operating & Maintenance

Operation and maintenance services are provided to the San Gabriel Facility pursuant to an operation and maintenance agreement (the "San Gabriel O&M Agreement") dated October 22, 2003. The contract is between Rockland California Partners LLC, (which subsequently merged into Ripon) as the Owner, and NAES, as the operator. The San Gabriel O&M Agreement has a term of seven years expiring on January 27, 2011. Services to be provided by the operator are comprehensive and include all operation and maintenance activities. All employees at the San Gabriel Facility are employed by NAES.

The San Gabriel O&M Agreement provides for payment of reimbursable costs, operating costs and an operator payment on a monthly basis. Reimbursable costs include such items as relocation and recruitment expenses for on-site personnel and the cost of operator's insurance. Operating costs include equipment, material supplies, consumables, spare parts, office expenses, utilities, training, contractors, permit fees, payroll and other similar costs. The operator payment includes a management fee, project management fee and an incentive payment.

GE Engine Lease Agreement

In order to mitigate the risk of engine failure, Ripon has entered into a service lease agreement for the San Gabriel Facility with GE (the "San Gabriel GE Lease") under which GE is to repair or deliver a replacement engine to Ripon within certain specified time periods after notice from Ripon of an engine failure. Under the San Gabriel GE Lease, Ripon pays an annual fee plus a usage fee for each week that the replacement engine is used. The San Gabriel GE Lease runs through July 31, 2007 but may be terminated by either party in the event of a material breach by the other party. The San Gabriel GE Lease provides for liquidated damages in the event GE fails to perform subject to caps and limitations.

IHI Turbine Sub-Assembly Lease Agreement

In order to mitigate the risk of turbine failure, Ripon has entered into a turbine sub-assembly lease agreement for the San Gabriel Facility with IHI (the "San Gabriel IHI Lease") under which IHI is providing replacement parts for the turbine sub-assembly on-site. Under the San Gabriel IHI Lease, Ripon pays a base fee plus a usage fee for each week that the replacement turbine sub-assembly is used based on a fee schedule. The San Gabriel IHI Lease runs through April 30, 2009 and automatically renews for one additional 5 year term unless either party provides the other party with written notice of its intention not to renew. The San Gabriel IHI Lease may be terminated by either party for convenience with six months written notice or in the case of a breach by the other party. The San Gabriel IHI Lease contains certain limitations on IHI's liability for failure to perform.

Operating History

The following table sets out the historical generation, steam sales, availability and heat rate information for the San Gabriel Facility, as confirmed by the independent engineering due diligence assessment conducted by Stone and Webster Consultants.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Net generation (MWh)	273,341	311,672	319,269	229,987	285,430
Steam sales (thousands of lbs)	227,615	254,185	221,207	288,811	499,759
Annual operating factor	80.2%	92.9%	93.8%	68.0%	77.1%
Peak operating factor	98.4%	97.6%	100.0%	99.4%	100.0%
Heat rate (BTU/kWh)	10,117	9,958	9,852	10,516	11,251

INDEPENDENT ENGINEERS' REPORT

Stone and Webster Consultants were retained by the Fund to conduct an independent engineering due diligence assessment of the Ripon and San Gabriel Facilities.

In its report (the "Stone and Webster Report") dated June 28, 2005, Stone and Webster presented the results of its technical review of the Ripon and San Gabriel Facilities based on: (i) extended site visits; (ii) a review of the data, information and analyses made available to Stone and Webster Consultants; and (iii) Stone and Webster Consultants knowledge and experience with electric generating facilities of the same type as the Ripon and San Gabriel Facilities. Stone and Webster Consultants provided assistance and consulting services to the Fund in the following areas: (i) assessment of the condition of the Ripon and San Gabriel Facilities; (ii) analysis of recent improvements and major maintenance activities; (iii) review of the performance and reliability of the Ripon and San Gabriel Facilities; (iv) evaluation of the operation and maintenance costs; (v) remaining life assessment beyond the initial PPA contract terms; (vi) assessment of the environmental condition, compliance history, and performance requirements; and (vii) technical requirements in the revenue contracts.

The following is a summary of the principal conclusions contained in the Stone and Webster Report. For a complete understanding of the estimates, assumptions, and calculations upon which these findings and conclusions are based, the Stone and Webster Report, available on SEDAR, should be read in its entirety.

(a) The technology employed to generate electricity and steam is based on the combustion of natural gas in a LM5000 aeroderivative combustion turbine generator supplied by GE. The steam is produced in a waste heat boiler. The technology is simple in operation and has a proven track record. The LM5000 has experienced a number of mechanical issues in its lifetime, typical of most power generation equipment. It is believed that GE has addressed these problems via various technical solutions. However, a vigilant maintenance program is essential in ensuring timely identification of wear and stress prior to failure of stressed components.

(b) The two keys to the reliable operation of the Ripon and San Gabriel Facilities are a comprehensive inspection and maintenance program and the replacement engine lease program with GE. In addition, an additional replacement equipment agreement was entered into with IHI for the power turbine and related equipment. A review of the last five years of operating history indicates a highly reliable operation.

(c) The Ripon and San Gabriel Facilities are of a relatively simple design. Aside from the combustion and power turbines, the major components include the generator, the heat recovery steam generator, gas compressors, and water treatment equipment. A review of the last five years of operating records has not revealed any significant deterioration of the condition or performance of this equipment.

(d) Recent capital improvements to the Ripon Facility include the inlet air chiller, replacement auxiliary boiler, and auxiliary boiler low nitrogen oxides ("NOx") burner retrofits. The San Gabriel Facility has had a low NOx burner retrofit, a control system upgrade, and the implementation of full steam

injection into the combustion turbines. These improvements have allowed additional generation, mitigated risks, or addressed environmental requirements.

(e) The maximum net output of the Ripon Facility is 49 MW and it has averaged between 43 MW and 46 MW on an annual average basis. The maximum net output of the San Gabriel Facility was 41 MW prior to the recent steam injection upgrade. The average annual output has been 38.6 MW. Since the steam injection upgrade, the net output of the facility has increased by 1.5 to 2 MW.

(f) The thermal efficiency or heat rate of both facilities is tied to the combustion turbine performance and the use of supplemental natural gas for raising additional steam. For the Ripon Facility, the annual average heat rate has ranged from approximately 9,350 Btu/kWh to 9,500 Btu/kWh. This range is expected to continue. For the San Gabriel Facility, the annual average heat rate has ranged from 9,850 Btu/kWh to 10,150 Btu/kWh. The recent upgrades at the San Gabriel Facility combined with operational improvements should reduce the heat rate somewhat.

(g) Operation and maintenance of the Ripon and San Gabriel Facilities is performed by a third party operator, NAES. NAES is an experienced operator with sufficient experience in the operation of gas-fired combustion turbine facilities to properly operate the Ripon and San Gabriel Facilities.

(h) Major maintenance appears to have been performed on a regular basis with recent overhauls completed on both combustion turbines.

(i) The Ripon PPA is a Standard Offer #4 Agreement with PG&E. In order to receive capacity payments, the facility must supply 42 MW of capacity to PG&E. Capacity bonus payments can be realized if the capacity factor during the summer months (June through August) average at least 85% over a period of time. The Ripon Facility is capable of achieving its full capacity payment and most of the available capacity bonus payment.

(j) The San Gabriel PPA is a Standard Offer #2 Agreement with SCE. In order to receive capacity payments, the facility must supply 36 MW of capacity to SCE. Capacity bonus payments can be realized if the capacity factor during the summer months (June through September) average at least 85% over a period of time. The San Gabriel Facility is capable of achieving its full capacity payment and most of the available capacity bonus payment.

(k) Both facilities operate as QFs under the cogeneration facility provisions of PURPA. Based on data provided by the existing owners, both the facilities have met the efficiency and operating standards as established by FERC.

(l) Both the Ripon and San Gabriel Facilities have a remaining useful life at least through the end of the PPA terms. In addition, with appropriate maintenance and capital investment, it is believed that the Ripon and San Gabriel Facilities are capable of operating for at least 20 more years.

(m) The Ripon and San Gabriel Facilities both exclusively fire natural gas. Natural gas is an inherently clean fuel with very low sulphur and particulate emissions. Both Ripon and San Gabriel Facilities use state-of-the-art technology for the control of NOx emissions both from the combustion turbines, the Ripon Facility's auxiliary boiler, and the San Gabriel Facility's duct burners.

(n) The Ripon and San Gabriel Facilities have valid operating permits, or are operating under permit application shields. The Ripon and San Gabriel Facilities have been operated in material compliance with their respective permit requirements. Several Notices of Violation have been issued over the last four years, most recently in May 2005 for the San Gabriel Facility. These notices of violation have been relatively minor in nature and have been satisfactorily addressed.

SUMMARY OF CASH AVAILABLE FOR DISTRIBUTION[1]

	Pro Forma Countryside Power Income Fund For the twelve months ended December 31, 2004[2]
	(000's except per trust unit amounts)
Net income	$ 9,080
Add items not involving cash:	
Depreciation and amortization	12,928
Unrealized loss on interest rate swap	60
Provision for future income taxes	577
Accretion of Debentures — liability component[3]	220
Cash flow from operations before working capital changes	22,865
Add back:	
Receipt of principal on USEB loans	1,650
Deduct:	
Purchases of capital assets for regular operations[4]	(1,621)
Royalty interest[5]	(202)
Distributable Cash	22,692
Adjustment for incremental costs[6]	(1,042)
Adjusted Distributable Cash	$ 21,650
Per Unit	
Units outstanding[7]	19,625,366
Distributable Cash per Unit	1.1032
Distributions declared	20,312
Distributions declared per Unit[8]	1.035
Pro forma payout ratio	93.8%

Notes:

(1) Distributable Cash and Adjusted Distributable Cash are not measures under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Management believes that distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

(2) After giving effect to the Acquistion and the Offering.

(3) Canadian GAAP requires separate accounting for the equity and liability component of the Debentures. Included in the interest expense on the pro forma consolidated statement of income for the year ended December 31, 2004, is a non-cash charge related to the accretion of the liability component of the Debentures of $220.

(4) Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures for the period noted above was $3,721 for the year ended December 31, 2004. This *pro forma* adjustment reflects management's estimate of the historical expenditures by Ripon Power over the *pro forma* period (approximately $1,368) and management's estimate of the historical expenditures by the Fund for this period (approximately $253).

(5) As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders, royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB. This method of calculating distributable cash was adopted retroactively in the three-month period ended March 31, 2005. Prior to January 1, 2005, distributable cash included royalty interest income as earned.

(6) Adjustment reflects additional costs that the Fund expects to incur as a result of the investment in Ripon which is not accounted for in the pro forma consolidated financial statements of the Fund for the year ended December 31, 2004 as presented in this prospectus. These increased costs are made up of costs for additional staff, management incentives (STIP) and other miscellaneous expenses ($625), as well as increased costs for office space ($233), insurance ($56), director and trustee fees ($74), regulatory compliance fees ($29) and professional advisor fees ($25).

(7) Assumes that 4,720,000 units are issued in connection with this prospectus.

(8) The Fund announced an increase in distributions to $1.035 on an annualized basis on September 23, 2005.

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets forth the consolidated capitalization of the Fund as at the dates indicated:

Designation (Authorized)	As at December 31, 2004 before giving effect to the Acquisition and Offering	As at June 30, 2005 after giving effect to the Acquisition and before the Offering	As at June 30, 2005 after giving effect to the Acquisition and Offering
	(000's)	(000's)	(000's)
Indebtedness			
Bank indebtedness	—	$ 2,000	$ 2,000
Long-term debt[(1)]	$ 30,000	$ 150,911	$ 46,000
Debentures[(1)] — liability component	—	—	$ 65,611
Total indebtedness	**$ 30,000**	**$ 152,911**	**$ 113,611**
Unitholder's equity			
Trust units	$ 136,350	$ 136,350	$ 177,275[(2)]
Debentures[(1)] — equity component	—	—	$ 1,786
Units issued (Authorized — Unlimited)	14,905,366	14,905,366	19,625,366

Notes:

(1) Converted at the June 30, 2005 closing exchange rate of $1.2254/U.S. dollar.

(2) Includes net proceeds of the offering of Units of $40,925, net of commissions and transaction costs.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are listed on the Toronto Stock Exchange under the trading symbol COU.UN. The following table sets for the closing price range and trading volume of the Units from April 8, 2004 (the initial listing date of the Units) to October 24, 2005.

Period	High	Low	Volume
2004			
April 8 – April 30	$ 9.54	$9.00	4,454,924
May	$ 9.45	$8.74	1,150,645
June	$ 9.20	$8.94	1,184,187
July	$ 9.23	$8.94	991,216
August	$ 9.30	$9.04	793,906
September	$ 9.28	$9.03	1,142,265
October	$ 9.26	$9.00	682,297
November	$ 9.05	$8.75	930,520
December	$ 9.28	$8.73	1,359,944
2005			
January	$ 9.40	$8.97	548,663
February	$ 9.40	$9.26	712,822
March	$ 9.29	$8.82	759,059
April	$ 9.26	$8.92	392,896
May	$ 9.39	$9.05	525,542
June	$ 9.29	$9.02	519,513
July	$ 9.70	$9.16	636,739
August	$10.50	$9.60	1,187,974
September	$10.48	$9.40	715,863
October 1 – October 24	$10.14	$8.78	1,073,887

Source: *Bloomberg Financial Markets*

On October 24, 2005, the last trading day prior to the announcement of this Offering, the closing price of the Units on the TSX was $9.74.

RECORD OF CASH DISTRIBUTIONS AND DISTRIBUTION POLICY

The following table sets forth the per Unit amount of monthly cash distributions paid by the Fund since April 2004.

Period	Distribution per Unit
2004	
May	$0.0655
June	$0.0854
July	$0.0854
August	$0.0854
September	$0.0854
October	$0.0854
November	$0.0854
December	$0.0854
2005	
January	$0.0855
February	$0.0854
March	$0.0854
April	$0.0854
May	$0.0854
June	$0.0854
July	$0.0855
August	$0.0854
September	$0.0854
October	$0.0863

Distributions are declared quarterly and payable to Unitholders of record on the last business day of each month, and are paid on the last day of the month following the declaration, or if that is not a business day, the immediately following business day. On September 23, 2005, the Fund announced an increase in monthly distributions of $0.01 per Unit annually.

EARNINGS COVERAGE RATIO

The *pro forma* earnings coverage ratio set forth below has been prepared using *pro forma* financial information which has been prepared in accordance with Canadian GAAP. The *pro forma* earnings assume that there are no additional earnings derived from the net proceeds of the sale of the Debentures. Earnings coverage is equal to net income before interest expense on all long term debt and income taxes.

In accordance with the presentation and measurement requirements of Canadian GAAP and after giving effect to the Offering and the Acquisition, the Fund's *pro forma* interest requirements would have amounted to $7,072,000 and $7,217,000 for the 12 months ended December 31, 2004 and June 30, 2005, respectively. The Fund's *pro forma* earnings before interest and income tax for the 12 months ended December 31, 2004 and June 30, 2005, respectively, would have been approximately $17,353,000 and $15,818,000, which is 2.45 and 2.19 times the Fund's *pro forma* interest requirements for the period.

The calculations in the previous paragraph include in the *pro forma* interest requirements, the accretion of the liability component of the convertible debentures of $220,000 and $222,000 for the 12 months ended December 31, 2004 and June 30, 2005 respectively. If the Debentures had been accounted for in their entirety as debt for the purpose of calculating the *pro forma* earnings coverage ratio above, the interest requirements would have excluded the accretion charge of $220,000 and $222,000 respectively. The Fund's *pro forma* interest requirements would have amounted to $6,852,000 and $6,995,000 for the 12 months ended December 31, 2004 and June 30, 2005 respectively. The Fund's *pro forma* earnings before interest and income tax for the 12 months ended December 31, 2004 and June 30, 2005 would have been the same as reflected in the above calculation, which is $17,353,000 and $15,818,000 respectively, which would have been 2.53 and 2.26 times the Fund's *pro forma* interest requirements for the period.

USE OF PROCEEDS

The gross proceeds from the Offering of approximately $44 million of Units and US$55 million aggregate principal amount of Debentures will be used by the Issuer, directly or indirectly, for the following purposes and U.S. dollar amounts are converted to Canadian dollars at the October 25, 2005 exchange rate:

1. The Fund will use the proceeds from the issuance of Units to: (i) subscribe for common shares of Countryside Canada and Countryside Canada Notes; and (ii) pay underwriting commissions and other transaction expenses of approximately $3.2 million.
2. Countryside Canada will use the proceeds from the issuance of the Debentures and the subscription by the Fund for common shares and Countryside Canada Notes to: (i) repay the Countryside Acquisition Loan and make an intercompany loan to Countryside Acquisition; (ii) subscribe for the Countryside Holding Note (as described below); (iii) pay underwriting commissions of approximately $2.6 million; and (iv) subscribe for common shares of Countryside Holding.
3. Countryside Acquisition will use the proceeds from the repayment of the Countryside Acquisition Loan and the intercompany loan provided by Countryside Canada to repay approximately $32 million of the outstanding balance under the Amended Credit Facility.
4. Countryside Holding will use the proceeds from the subscription by Countryside Canada for common shares and the Countryside Holding Note (as described below) to: (i) acquire the Ripon Loan; (ii) pay transaction expenses of approximately $1.5 million (including swap breakage fees of US$425,000 in connection with the Ripon Loan); and (iii) fund general working capital expenses.

MODIFIED MANAGEMENT ARRANGEMENTS

Management Agreement

Under the Management Agreement, the Manager has been engaged to provide or cause to be provided management and administrative services to Countryside Holding and its direct and indirect subsidiaries, and to the extent such services are requested and not provided by Countryside Canada Ventures Inc. (the "Administrator") under the Administration Agreement, Countryside Canada. These management and administrative services include: (i) monitoring and managing the investments of Countryside Holding and, if requested, Countryside Canada and reporting to the directors of Countryside Holding or Countryside Canada (as applicable) with respect thereto; (ii) overseeing the operations management of the assets or entities operated and maintained by Countryside Holding and, if requested, Countryside Canada; (iii) developing, implementing and monitoring strategic plans with a view to maintaining and increasing distributions of the Fund over time; (iv) developing, and monitoring compliance with, the annual budget and the annual Distributable Cash forecast of the Fund and reporting to the applicable board of directors thereon; (v) undertaking or supervising the undertaking of treasury, legal and compliance, financing, risk assessment and human resource activities; (vi) preparing management reports, including financial reports, consistent with past practices, in respect of the assets owned by Countryside Holding and, if requested, Countryside Canada, and any future Projects; (vii) negotiating or overseeing the negotiation of material agreements subject to the approval of the governing bodies of the applicable Countryside entities party to such material agreement; (viii) undertaking or supervising the undertaking of the analysis of potential acquisitions, investments and dispositions, reporting to the applicable board of directors thereon and carrying out or supervising the making of such acquisitions, investments and dispositions, subject to any required approvals; (ix) retaining professional advisers on behalf of Countryside Holding or the applicable subsidiary of Countryside Holding and, if requested, Countryside Canada; (x) advising on and negotiating any financings by Countryside Holding and, if requested, Countryside Canada or its applicable subsidiary subject to the approval of the applicable board of directors; (xi) planning and coordinating board meetings of Countryside Holding and, if applicable, Countryside Canada and its other subsidiaries; and (xii) providing such other management and administrative services as Countryside Holding, its subsidiaries and, if requested, Countryside Canada and its subsidiaries may reasonably request in the conduct of the business and as may be reasonably agreed to from time to time between the parties.

Executives

The Manager is required to provide the services of three qualified individuals with significant experience in the energy and utility infrastructure industry who, in their capacity as officers of the Manager, will provide services that would customarily be provided by senior officers of Countryside Holding, Countryside Canada and its affiliates (together, the "Executives"). The current Executives are Göran Mörnhed, Edward M. Campana and Allen J. Rothman, all of whom are senior executive officers of Countryside U.S. and the current owners of the Manager. For certain additional information about these individuals, see "Trustees, Directors and Management" in the Fund's AIF. Appointments by the Manager to provide such services are subject to the approval of the directors of Countryside Holding and Countryside Canada, which approval shall not unreasonably be withheld. If any Executive ceases to be an Executive, the directors of Countryside Holding and Countryside Canada will be provided with prompt notice of this change and will be permitted to participate in the recruitment and identification of a replacement individual. In carrying out their duties on behalf of the Manager under the Management Agreement, the Executives will act honestly and in good faith with a view to the best interests of Countryside Holding and Countryside Canada and will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Restrictions on Manager's Powers and Authorities

Pursuant to the Management Agreement, a number of material actions may not be authorized by the Manager without first obtaining the approval of a majority of the directors of Countryside Holding and, if services are being provided to Countryside Canada at the request of Countryside Canada, without first obtaining the approval of a majority of the directors of Countryside Canada. These include: (i) adopting or amending the annual budget of the Fund or taking any action that would be reasonably likely to cause a material deviation from the annual budget; (ii) taking, initiating or consenting to any action that would be reasonably likely to result in a material deviation from the Distributable Cash forecast; (iii) in one or in a series of related transactions, disposing of or consenting to the disposition of any of Countryside Holding's or, if applicable, Countryside Canada's assets with a value in excess of 1% of the gross assets of Countryside Holding, Countryside Canada and their subsidiaries at the time of such disposition; (iv) raising capital or debt by way of an issuance of securities of Countryside Holding or, if applicable, Countryside Canada; or (v) in one or in a series of related transactions, acquiring any material assets or making any material investments by or on behalf of Countryside Holding or, if applicable, Countryside Canada, in each case, with a value in excess of 1% of the gross assets of Countryside Holding or, if applicable, Countryside Canada and its subsidiaries at the time of such acquisition or investment. Without first obtaining the approval of a majority of the directors of Countryside Holding (and, if applicable, Countryside Canada) who are independent of the Manager and its affiliates, the Manager shall not (i) enter into any material transaction with the Manager or an affiliate of the Manager; or (ii) amend any terms of the Management Agreement.

Fees and Payment of Expenses

(i) Base Fee

In consideration for providing the management and administrative services under the Management Agreement, the Manager is entitled to reimbursement from Countryside Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services described above so long as such costs and expenses are incurred in accordance with the annual budget of the Fund and are otherwise permitted or required under the Management Agreement. The Manager shall not be reimbursed under the Management Agreement for the costs and expenses incurred in connection with the origination, structuring or development of energy and utility infrastructure projects except as expressly set out below. Unless otherwise agreed between the parties, the Manager shall be entitled to a minimum aggregate expense reimbursement of US$775,000, representing the annual compensation paid to the Executives (the "Base Salary"), as well as all associated costs, including wage burden and the cost of providing benefits to the executives (collectively the "Base Compensation"). Countryside Holding made an initial reimbursement payment to the Manager upon the execution and delivery of the Management Agreement equal to (i) the amount Countryside Holding would have been obligated to reimburse the Manager for annual base wage compensation and all associated costs if the

Management Agreement had been effective for the period from July 1, 2005 to November 1, 2005; less (ii) the amount of payments actually made and to be made by Countryside U.S. Power, Inc. for salaries and all associated costs for the current executive officers for such period. The Base Compensation will be subject to annual review and periodic adjustment as negotiated and agreed to in good faith by the directors of Countryside Holding, Countryside Canada and the Manager from time to time and subject to independent reviews by third party compensation experts. The Manager shall also be entitled to reimbursement of expenses incurred in good faith in the origination, development and structuring of Development Assets (as defined below), on a cost recovery basis, for investment opportunities in which Countryside Holding, Countryside Canada or their affiliates commit to invest in accordance with the Management Agreement (including the acquisition of Ripon Power). The Manager will not be reimbursed for costs and expenses incurred in connection with the origination, structuring and development of assets or projects that Countryside does not commit to invest in or acquire under the Management Agreement; provided that, if Countryside does commit to invest in or acquire an asset or project and, for whatever reason, such investment or acquisition is not completed, the Manager and Countryside shall share equally in the expenses incurred until the date of commitment.

(ii) Short-Term Incentive Plan

In addition to the Base Compensation and other expense reimbursement, Countryside Holding and, if applicable, Countryside Canada, will also reimburse the Manager for payments made by the Manager to the Executives under a short-term incentive plan ("STIP") to be adopted by the Manager that is consistent with the terms and conditions of the Management Agreement. Countryside Holding, and if applicable, Countryside Canada will reimburse the Manager an amount in respect of the STIP equal to 50% of the Base Compensation ("STIP Pool"), provided that payments will be made based on: (i) meeting certain objectives relating to managing Countryside that are recommended annually by the Manager and subject to the approval of the directors of Countryside Holding and, if applicable, the compensation committee of Countryside Canada in their discretion (the "Operating Objectives"); and (ii) successfully sourcing and consummating an acquisition or investment on behalf of Countryside (the "Acquisition Objective"). In each year, 25% and 75% of the STIP Pool will be available to reimburse the Manager for payments made for achieving the Operating Objectives and the Acquisition Objective, respectively. However, the payment to reimburse the Manager for meeting the Acquisition Objective shall not be less than US$291,000 in each year. The STIP Pool is non-cumulative from year to year. The Manager will be reimbursed by Countryside Holding and/or Countryside Canada: (i) for meeting the Operating Objectives, by payment of both freely tradeable Units and cash; and (ii) for meeting the Acquisition Objective (including the acquisition of Ripon) by cash payment only, in accordance with the conditions described in the Management Agreement. Any Units delivered to the Executives under the STIP will be required to be held until the earlier of the termination of the Management Agreement or the termination of the Executive's involvement with the Manager.

(iii) Long-Term Incentive Plan

The Manager or a designated affiliate will be entitled to receive a long-term incentive plan payment (the "LTIP Interest") in the form of a subordinated interest in each new asset, company or investment (including Ripon Power) acquired or made, directly or indirectly, by Countryside Holding, Countryside Canada or their affiliates and originated, structured or developed through the efforts of the Manager or an Affiliate of the Manager (a "Development Asset"). At the time of approval of any acquisition of, or investment in, a Development Asset by the directors of Countryside Holding or Countryside Canada, as applicable, the Manager will submit to the applicable directors a calculation of the base level distribution (the "Base Level Distribution") that is required to be paid to Countryside Holding or Countryside Canada (as applicable) by the Development Asset to reflect the cost of interest payments on third party debt incurred, and unitholder distributions on equity raised, to fund the purchase of the Development Asset. The directors of Countryside Holding or Countryside Canada (as applicable) will approve the Base Level Distribution at the time of the approval of the acquisition of a Development Asset or the associated financing, subject to adjustment based on the actual pricing achieved at closing of the acquisition of the Development Asset or the associated financing transaction. The Manager or its applicable affiliate will be entitled to a distribution from the Development Asset of operating cash flow equal to 25% of the cash distributions made by the Development Asset in excess of the Base Level Distribution. Payments to the Manager will be made at the same time as the distribution is made to Countryside Holding or Countryside Canada or their affiliates (as applicable). In the event that a Development Asset owned by

Countryside Holding, Countryside Canada or their affiliates (as applicable) makes a distribution of proceeds from capital transactions such as asset sales or recapitalizations, the Manager will be entitled to a 25% share of the capital distribution in excess of an amount required to be paid to Countryside Holding or Countryside Canada or their subsidiary to repay its equity and debt investment in the Development Asset. In the event that, at any time, the Fund reduces its monthly distribution on Units due to a shortfall in Distributable Cash to an amount of less than $0.0854 per unit, up to 25% of the distributions under the aggregate LTIP Interest to be paid during any month in which a shortfall exists shall be subject to reduction to fund the shortfall. For any month that distributions to unitholders of the Fund are equal to or in excess of $0.0854 per unit, no reductions of the LTIP Interest shall be made.

(iv) Exchange Options

Countryside Holding or Countryside Canada (if applicable) will have an option ("Exchange Option") to acquire all or part of the Manager's LTIP Interest in any Development Asset by paying to the Manager unrestricted and freely tradable Units at any time after 24 months of the date of closing of the acquisition of the Development Asset, at a price equal to the average annualized distributions (including distributed cash and undistributed cash held in the entity owning the Development Asset) which the Manager is entitled to receive under the applicable project agreements described in the Management Agreement from the associated LTIP Interest divided by the yield on Units on the date of exercise of the Exchange Option at the Current Market Price. The Manager will have an Exchange Option to convert all or part of an LTIP Interest in any Development Asset on the basis set out above unless there is a Change of Control in which case the Manager may exercise the Exchange Option at the Current Market Price within 12 months of such Change of Control. In the event that Countryside decides to engage in a transaction respecting any Development Asset that would constitute a change of control as to such Development Asset or the entity owning such Development Asset and in which the Manager retains an LTIP Interest, Countryside Holding or Countryside Canada (as applicable) will have the option of acquiring such interest (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset) and the Manager will have the option of exchanging such interest (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset).

Right of First Opportunity

The Manager and its affiliates will provide Countryside Holding or Countryside Canada (as applicable) with the first opportunity to purchase any asset, entity or investment that would meet the investment criteria for Countryside and the Fund (an "Acquisition Opportunity") that it: (i) develops (whether on behalf of Countryside or not); or (ii) owns or controls, provided that no right of first opportunity will be required to be provided for an Acquisition Opportunity if the terms of any agreement governing the Acquisition Opportunity prevent the Manager or its affiliate from providing such right. Countryside Holding or Countryside Canada (as applicable) will have a period of 30 calendar days, from and including the date it receives notice of the Acquisition Opportunity, to advise the Manager or its affiliate that it wishes to pursue the Acquisition Opportunity. If Countryside Holding or Countryside Canada, as applicable, does not provide notice of its intention to pursue the Acquisition Opportunity within 30 calendar days of the date of notice by the Manager, the Manager will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account. Countryside Holding or Countryside Canada, as applicable, has a period of 60 days of such notice to enter into a binding agreement to purchase or invest in the Acquisition Opportunity once it commits to such Acquisition Opportunity provided that Countryside Holding or Countryside Canada will notify the Manager promptly if it decides to cease pursuit of the opportunity prior to the expiration of such 60 day period. If Countryside has not entered into a binding agreement to purchase or invest in the Acquisition Opportunity during such period or provides notice that it no longer wishes to pursue the opportunity, the Manager or its affiliates will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account, subject to certain reimbursement obligations with respect to Countryside Holding or Countryside Canada (as applicable). If the Manager or its affiliate has provided Countryside Holding or Countryside Canada (as applicable) with an opportunity to purchase an Acquisition Opportunity and Countryside Holding or Countryside Canada, as applicable, decided not to invest in such opportunity or did not enter into a binding agreement of purchase and sale within the prescribed time, the Manager shall not be obligated to provide Countryside Holding or Countryside Canada with a further right

of first opportunity to invest in such Acquisition Opportunity in the event that the Manager invested in, or otherwise acquired an interest in or proceeded to develop, such Acquisition Opportunity. The Manager is required to keep the directors of Countryside Holding informed of all potential Acquisition Opportunities it is pursuing and is required to provide quarterly updates to the directors of Countryside Holding on such activities.

Term and Termination

The Management Agreement has an initial 20-year term and will be automatically renewed for additional five-year terms unless, at least six months prior to the expiration of the then current term, a majority of the directors of each of Countryside Holding and Countryside Canada who are independent of the Manager determine that the Management Agreement will not be renewed and notify the Manager accordingly. The Manager has the right to immediately terminate the Management Agreement in circumstances of: (i) bankruptcy, insolvency or receivership of Countryside Holding or Countryside Canada; or (ii) a default by Countryside Holding or Countryside Canada in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a *force majeure* event) which is not cured within 60 days of written notice being given by the Manager to Countryside Holding or Countryside Canada of the default (subject to certain exceptions) or if such default is not reasonably capable of being cured within 60 days, Countryside Holding or Countryside Canada, as applicable, has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days. Countryside Holding or Countryside Canada have the right to immediately terminate the Management Agreement in circumstances of: (i) bankruptcy, insolvency or receivership of the Manager; (ii) fraud, wilful default or gross negligence committed by the Manager; or (iii) default by the Manager in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a *force majeure* event) which is not cured within 60 days of written notice being given by Countryside to the Manager of the default, or if such default is not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days.

In addition, the Manager may terminate the Management Agreement (i) at any time after the first five years of the term of the Agreement or (ii) at any time within one year of a Change of Control, upon 180 days' written notice to Countryside Holding and Countryside Canada. In the event of such a termination, the Manager will be entitled to reimbursement from Countryside Holding and Countryside Canada for actual reasonable costs associated with termination. Countryside Holding and Countryside Canada have the right to jointly terminate the Management Agreement at any time after the first five years of the term of the Management Agreement with the payment to the Manager of a fee equal to (i) its actual costs associated with the termination plus an amount equal to two times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving the Operating Objectives or, (ii) if such termination occurs within 12 months of a Change of Control, 2.9 times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving certain stated operating objectives. In the event of a Change of Control, Countryside Holding and Countryside Canada will have the right to jointly terminate the Agreement at any time with the payment to the Manager of a fee calculated in accordance with the provisions of the Management Agreement. Termination of the Management Agreement will not affect, among other things, the Exchange Options (subject to certain specified exceptions) or payment obligations of Countryside Holding or, if applicable, Countryside Canada, under the LTIP. On termination of the Management Agreement, any LTIP Interest outstanding at that time shall continue for a period expiring on the date that is 20 years from the date of acquisition of the Development Asset for which the LTIP Interest was issued.

Administration Agreement

Under the Administration Agreement, the Administrator has been engaged to provide or cause to be provided management and administrative services to the Fund and Countryside Canada. The Administrator is responsible for providing the following services to the Fund and Countryside Canada: (i) monitoring and managing the investments and operations of the Fund and Countryside Canada and reporting to the Trustees and the directors of Countryside Canada with respect thereto (provided that it is acknowledged that the

Administrator is not responsible for operating the Business); (ii) submitting all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings to the Trustees in sufficient time prior to the dates upon which they must be delivered to unitholders and/or filed so that the Trustees have a reasonable opportunity to review them, approve them and return them to the Administrator, and arrange for their delivery to unitholders and/or filing within the time required by applicable law; (iii) ensuring compliance by the Fund with all applicable securities laws; providing investor relations services to the Fund; preparing and providing or causing to be provided to unitholders on a timely basis all information to which unitholders are entitled under the declaration of trust of the Fund and under applicable law, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund; (iv) ensuring compliance with the Fund's limitations on foreign ownership; (v) assisting the Trustees in connection with any offerings of Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time; (vi) assisting Countryside Canada with the analysis of potential acquisitions, investments and dispositions and reporting to the directors of Countryside Canada with respect thereto; (vii) at the direction of the directors of Countryside Canada, assisting with the making of acquisitions, investments and dispositions; (viii) planning and coordinating meetings of the Trustees and the board of directors of Countryside Canada; and (ix) providing such other management and administrative services as the Fund and Countryside Canada may reasonably require as may be agreed to from time to time between the parties.

In carrying out the services described above, the Administrator and its affiliates will be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. The Administrator shall discharge the duties conferred upon it hereunder with the same degree of diligence and care that a reasonably prudent manager and administrator of a business substantially similar to the Business, and having responsibilities of a similar nature to those hereunder, would exercise in comparable circumstances.

The Administration Agreement shall remain in effect for so long as the Management Agreement remains in effect. The Administration Agreement may be terminated by either the Administrator or the Fund and Countryside Canada if the other party commits an event of default described under "— Management Agreement" above. In addition, the Administrator may terminate the Administration Agreement upon 180 days' written notice to the Fund and Countryside Canada. The Fund and Countryside Canada have the right to jointly terminate the Administration Agreement at any time after the first five years.

DESCRIPTION OF THE FUND

Declaration of Trust

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust. It is intended that the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Declaration of Trust, which summary is not intended to be complete. Reference is made to the Declaration of Trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The Declaration of Trust provides that the Fund is restricted to:

(i) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of Countryside Canada and other corporations, partnerships, trusts or other persons engaged, directly or indirectly, in the business of energy generation, as well as activities ancillary thereto, and such other investments as the Trustees may determine;

(ii) temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units or other securities of the Fund and making distributions to Unitholders;

(iii) issuing Units and other securities of the Fund (including securities convertible or exchangeable into Units, or warrants, options or other rights to acquire Units or other securities of the Fund) (a) for obtaining funds to conduct the activities of the Fund, including raising funds for acquisitions and development; (b) in satisfaction of any non-cash distribution; or (c) pursuant to any distribution reinvestment plans, long-term incentive plan or other compensation plans, if any, established by the Fund, Countryside Canada or their respective subsidiaries;

(iv) issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Fund) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of its assets as security;

(v) guaranteeing the payment of any indebtedness, liability or obligation of the Fund, Countryside Canada or any of their respective subsidiaries or the performance of any obligation of any of them, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of its assets as security for such guarantee, and subordinating its rights under the Countryside Canada Notes to other indebtedness;

(vi) disposing of any part of the assets of the Fund;

(vii) issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Fund;

(viii) repurchasing securities issued by the Fund, subject to the provisions of the Declaration of Trust and applicable laws;

(ix) satisfying the obligations, liabilities or indebtedness of the Fund; and

(x) undertaking all other usual and customary actions for the conduct of the activities of the Fund in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by the Declaration of Trust,

provided the Fund will not undertake any activity, take any action, omit to take any action or make any investment which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act, or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Issuance of Units

The Declaration of Trust provides that Units may be issued at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine. Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis. The Declaration of Trust also provides that immediately after any *pro rata* distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated so that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax thereon and the consolidation will not result in those non-resident Unitholders holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post-consolidation Units.

The Trustees may refuse to allow the issue or register the transfer of any Units, where such issuance or transfer would, in their opinion, adversely affect the treatment of the Fund or the companies in which it invests under applicable Canadian and/or U.S. tax legislation. See "— Limitation on Non-Resident Ownership" and "Certain Canadian Federal Income Tax Considerations".

As of the date of this prospectus, there are 14,905,366 Units issued and outstanding. To the knowledge of management, based on publicly available filings, the following persons beneficially own, or exercise control or direction over, securities carrying more than 10% of the votes attached to the issued and outstanding Units: (i) Bloom Investment Counsel, Inc. (1,730,000 Units) and Sentry Select Capital Corp. (1,595,502 Units).

Cash Distributions

The Fund makes monthly cash distributions on a per Unit basis to the Unitholders equal to a *pro rata* share of interest and principal repayments on the Countryside Canada Notes and dividends or distributions on or in respect of the common shares of Countryside Canada owned by the Fund, less:

- administrative expenses and other obligations of the Fund;
- amounts which may be paid by the Fund in connection with any cash redemptions of Units; and
- any tax liability of the Fund.

Under the terms of the Countryside Canada Notes, interest is accrued at 10.95% and is to be paid monthly within 32 days following the end of each month. The Fund will make additional distributions in excess of the monthly distributions during the year to the extent of available cash, as determined by the Trustees.

Any income of the Fund which is applied to any cash redemptions of Units, or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Those additional Units will be issued under applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. See "— Issuance of Units".

Monthly distributions are declared quarterly and payable to Unitholders of record on the last business day of each month and are expected to be paid to Unitholders on the last day of the month following the declaration, or if that day is not a business day, the immediately following business day. In all events, any cash, securities, or other property received by the Fund upon the sale, exchange, redemption, cancellation, or other disposition of securities of Countryside Canada will, after appropriate deductions for expenses, be promptly distributed.

Holders of Units who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Units. Non-residents of Canada should consult their own tax advisors regarding the tax consequences of investing in the Units.

Redemption Right

Units are redeemable at any time on demand by the holders. As the Units will be issued in book entry form (see "— Book-Entry Only System"), a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer or broker who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS which will, in turn, be required to forward it to the Fund. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption will be surrendered. If the holder has elected a redemption in cash, subject to the limitations discussed below, the holder will be entitled to receive a price per Unit (the "redemption price") equal to the lesser of:

- 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10-trading day period ending on the date on which the Units were surrendered for redemption (the "redemption date"); and
- 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the redemption date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price, provided that:

- if the applicable exchange or market does not provide a closing price, but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" will be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and
- if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" will be the weighted average of the following prices established for each of the 10 trading days: (i) the weighted average of the last bid and last asking prices of the Units for each day there was no

trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the weighted average of the highest and lowest prices of the Units for each day that there was trading if the market provides only the highest and lowest prices of Units traded on a particular day.

The "closing market price" for the purpose of the foregoing calculation will be:

- an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price;
- an amount equal to the weighted average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or
- the weighted average of the last bid and last asking prices of the Units if there was no trading on that date.

The total redemption price payable by the Fund in respect of all Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that Unitholders will not be entitled to receive cash upon the redemption of their Units if:

- the total amount payable by the Fund in respect of those Units and all other Units tendered for redemption in the same calendar month exceeds $50,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all Units tendered for redemption in any calendar month;
- at the time the Units are tendered for redemption, the outstanding Units are not listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or
- the normal trading of Units is suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the redemption date or for more than five trading days during the 10-day trading period commencing immediately after the redemption date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution *in specie* of a *pro rata* number of common shares of Countryside Canada and Countryside Canada Notes held by the Fund and a *pro rata* share of the Fund's cash and other property (less a *pro rata* share of any accrued liabilities of the Fund). The Fund will be entitled to all interest paid on the Countryside Canada Notes and the distributions paid on the common shares of Countryside Canada on or before the date of the distribution *in specie*. A Unitholder will be entitled to interest that has accrued on the Countryside Canada Notes and has not been paid to the Fund on or before the date of the distribution *in specie*. Where the Fund makes a distribution *in specie* of a *pro rata* number of common shares of Countryside Canada and Countryside Canada Notes and any cash and other property held by the Fund on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the distribution of those properties to the Unitholder.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Units. Common shares of Countryside Canada and/or Countryside Canada Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in common shares of Countryside Canada or Countryside Canada Notes and they may be subject to resale restrictions under applicable securities laws. Common shares of Countryside Canada, Countryside Canada Notes or other property so distributed may not be qualified investments for trusts governed by a Plan, depending upon the circumstances at the time.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders will be called and held annually for the election of Trustees and the appointment of auditors of the Fund. The Declaration of Trust provides that the Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

- the appointment or removal of Trustees;
- the appointment or removal of nominees of the Fund chosen by the Unitholders to serve as directors of Countryside Canada (except filling casual vacancies);
- the appointment or removal of the auditors of the Fund;
- the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;
- the approval of amendments to the Declaration of Trust (but only in the manner described below under "— Amendments to the Declaration of Trust");
- the termination of the Fund;
- the sale of all or substantially all of the assets of the Fund;
- the exercise of certain voting rights attached to the securities of Countryside Canada held by the Fund;
- the termination of the Book-Entry System with respect to the Units;
- the dissolution of the Fund prior to the end of its term; and
- any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval.

No other action taken by Unitholders or any other resolution of the Unitholders at any meeting will in any way bind the Trustees.

A resolution electing or removing nominees of the Fund to serve as directors of Countryside Canada and a resolution appointing or removing the Trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by Unitholders. Any resolution on a matter which is required by securities law, stock exchange rules or other laws or regulations will be required to be passed in accordance with the requirements of such laws, rules or regulations. The balance of the foregoing matters must be passed by a special resolution requiring two-thirds approval (the "Special Resolution").

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy-holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Limitations on Ownership

In order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units (on either a non-diluted or fully-diluted basis). In addition, in order for the Fund to be exempt from the registration requirements as an investment company under the United States Investment Company Act of 1940, as amended (the "1940 Act"), at no time may more than

100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the 1940 Act) be the beneficial owners of the Units, nor may any U.S. person be the beneficial owner of more than 10% of the Units. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustees become aware that either of the foregoing limitations may be contravened, the Trustees will make a public announcement and will not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustees determine either that more than 49% of the Units are held by non-residents (on either a non-diluted or fully-diluted basis), that more than 100 U.S. persons are beneficial owners of Units, or that any U.S. person is the beneficial owner of more than 10% of the Units, the Trustees may send a notice to the non-resident or U.S. holders of Units, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion of their Units within a specified period of not less than 60 days. If the Unitholders receiving the notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not non-residents within that period, the Trustees may, on behalf of those Unitholders, sell those Units and, in the interim, will suspend the voting and distribution rights attached to those Units. Upon that sale, the affected holders will cease to be holders of the Units and their rights will be limited to receiving the net proceeds of the sale.

To avoid having the Fund become subject to the fiduciary and prohibited transaction provisions of ERISA and Section 4975 of the Code, the Declaration of Trust prohibits Units from being beneficially owned by any "ERISA Plan" (which, as described in the glossary to this prospectus, includes plans subject to such statutory provisions and entities that, by regulation, are deemed to hold assets of such plans), and provides that any transferee of beneficial ownership of Units (whether by initial purchase or subsequent transfer) will be deemed to represent to the Fund that it is not an ERISA Plan. Any purported transfer (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange) that, if effective, would result in any ERISA Plan beneficially owning any Units will be void from the date of the purported transfer, and the ERISA Plan that pursuant thereto would purport to have beneficial ownership of the Units will not acquire any interest in the Units. In the event of such a purported transfer, such Units will be transferred to a trust created by Countryside Canada and sold. The ERISA Plan will not have any beneficial interest in the trust, and the ERISA Plan's sole right with respect to the Units that were the subject of the purported transfer to the ERISA Plan will be to receive the net proceeds of sale of such Units by the trust. The Fund may require any person who attempts to acquire Units or who otherwise is purported to beneficially own Units to provide a written statement or affidavit to the Fund stating such information as the Fund may request in order to determine whether such person is an ERISA Plan or not.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by the Trustees with the consent of the Unitholders by Special Resolution. The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund;
- for the sole purpose of providing additional protection for the Unitholders, provided that the Trustees receive a legal opinion from legal counsel to this effect and that such additional protection is the sole purpose of such amendment;
- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;
- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in Canadian federal or provincial or United States federal or state taxation laws; and
- to ensure that the Fund continues to qualify as a "mutual fund trust" for purposes of the Tax Act and that the Units do not constitute "foreign property" for purposes of the Tax Act.

Notwithstanding the previous sentence, the Trustees may not (without a Special Resolution) amend the Declaration of Trust in a manner which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on February 16, 2004. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may by a Special Resolution require the Trustees to commence to wind up the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence to wind-up the affairs of the Fund, the Trustees will give notice to the Unitholders, which notice will designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustees will proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable. Subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, the Trustees will sell and convert into money the common shares of Countryside Canada, Countryside Canada Notes, and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the common shares of Countryside Canada, Countryside Canada Notes and other assets comprising the Fund among the Unitholders in accordance with their *pro rata* interests. If the Trustees are unable to sell all or any of the common shares of Countryside Canada, Countryside Canada Notes or other assets comprising the Fund by the date set for termination, the Trustees may distribute the remaining common shares of Countryside Canada, the Countryside Canada Notes or other assets *in specie* directly to the Unitholders in accordance with their *pro rata* interests, subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for all of the Units and the offeror acquires not less than 90% of all outstanding Units (excluding Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), the offeror will be entitled to acquire all Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Information and Reports

The Fund will furnish to the Unitholders, in accordance with applicable securities laws, all financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of the Unitholders tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide to the Unitholders (along with notice of the meeting) all information as is required by applicable law and by the Declaration of Trust to be provided to the Unitholders.

Trustees of the Fund and the directors, senior officers and other insiders of each of Countryside Canada and any other entities owned directly or indirectly by the Fund will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units of the Fund.

Book Entry Only System

Registration of interests in and transfers of Units will be made only through a book-based system administered by CDS. On the date of closing of the Offering, the Trustees will deliver to CDS one or more certificates representing the total number of Units subscribed for under the Offering. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "CDS participant"). All rights of the Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled will be made or delivered by, CDS or the CDS participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Units are purchased.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS participant) may be limited due to the lack of a physical certificate.

The Fund has the option of terminating registration of the Units through the book entry system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Monitoring of Limitation of Ownership

Because all of the units are held in the name of CDS, it is extremely difficult to monitor ownership by U.S. residents or pension funds on an ongoing basis without undue expense and burden to the Fund. However, the employees of the Fund were notified at the time the Fund's initial public offering was consummated regarding limitations on ownership of Units by U.S. residents. Further, such employees have been advised that U.S. based employees of the Fund may not own Units (except for the Executives of the Manager) and may not encourage U.S. residents to purchase Units. In the event the Trustees or the Administrator learn of transactions or activities which potentially may result in Unit ownership in violation of the limitations described above, it may take further investigatory and remedial actions including those described above.

DESCRIPTION OF THE DEBENTURES

The Debentures will be issued under an indenture, to be dated as of the closing of the Offering (the "Indenture"), between the Fund, Countryside Canada and the Debenture Trustee.

The Debenture Trustee also acts as the trustee for the Countryside Canada Notes issued pursuant to the terms of the Countryside Canada Note Indenture. See "Description of Countryside Canada — Countryside Canada Notes".

The following is a description of the terms of the Indenture, a copy of which will be filed with the Canadian securities regulatory authorities. Capitalized terms used in this "Description of Debentures" section and not otherwise defined have the meanings set forth in the Indenture. The following summary of certain provisions of the Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture.

General

The Debentures will be limited in the aggregate principal amount to a maximum of US$55 million. The Debentures will be dated as of the closing of the Offering and will mature on October 31, 2012. The Debentures will be issuable only as fully registered Debentures in denominations of US$1,000 and integral multiples thereof. The Debentures will bear interest from the date of issue at a rate of 6.25% per annum payable semi-annually in arrears on April 30 and October 31 in each year, commencing on April 30, 2006. The interest on the Debentures will be payable in lawful money of the United States of America, or at the option of Countryside Canada, by delivery of Units of the Fund to the Debenture Trustee for sale through the facilities of a registered broker/dealer, in which event holders of Debentures will be entitled to receive a cash payment equal to the interest owed from the proceeds of the sale of the requisite number of Units by the Debenture Trustee. The first interest payment will include interest from the date of closing of the Offering up to, but excluding, April 30, 2006.

The principal on the Debentures will be payable in lawful money of the United States of America or, at the option of Countryside Canada and subject to applicable regulatory approval, by delivery of Units as further described below under "— Payment Upon Redemption or Maturity" and "— Redemption and Purchase".

The Debentures will be direct obligations of Countryside Canada and will not be secured by any mortgage, pledge, hypothec or other charge and will rank senior to other liabilities of Countryside Canada as described under "Subordination" below. The Indenture does not restrict Countryside Canada from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

The Debentures will be transferable at, and may be presented for exchange at, the principal offices of the Debenture Trustee in Toronto, Ontario.

Exchange Privilege

The Debentures will be exchangeable at the holder's option into fully-paid, non-assessable and freely-tradeable Units at any time prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside Canada for redemption of the Debentures, at an exchange price of $10.75 per Unit, being an exchange ratio of 109.4884 Units for each US$1,000 principal amount of Debentures. No adjustment will be made to the record dates for distribution of Units issuable on exchange. Debenture holders exchanging their Debentures will receive accrued and unpaid interest thereon up to, but excluding, the date of exchange. Pursuant to the Indenture, a Debenture shall be deemed to be surrendered for exchange on the date on which it is so surrendered in accordance with the provisions of the Indenture and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee, provided that if a Debenture is surrendered for exchange on a day on which the register of Units is closed, the Debentureholder entitled to receive Units shall become the holder of record of such Units as at the date on which such register is next reopened. No Debentures may be exchanged during the five business days preceding the last day of April and October in each year commencing April 30, 2006.

Subject to the provisions thereof, the Indenture provides for the adjustment of the Exchange Price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units (or securities convertible into or exchangeable for Units) to all or substantially all holders of Units by way of distribution or dividend, other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Fund in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to all or substantially all holders of Units entitling them to acquire Units or other securities exchangeable into Units at less than 95% of the then Current Market Price of the Units; and (d) a distribution by the Fund to all or substantially all the holders of outstanding Units of (i) units of any class other than Units and other than units distributed to Unitholders who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options, or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Units or securities exchangeable into Units), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course). There will be no adjustment of the Exchange Price in respect of any event described in (a), (b), (c) or (d) above if, subject to prior regulatory approval, Debentureholders are allowed to participate as though they had exchanged their Debentures prior to the applicable record date or effective date. Countryside Canada will not be required to make adjustments in the Exchange Price unless the cumulative effect of such adjustments would change the Exchange Price by at least 1%.

No fractional Units will be issued on any exchange but in lieu thereof Countryside Canada shall satisfy fractional interest by a cash payment equal to the current market price of such fractional interest.

Payment Upon Redemption or Maturity

On redemption or at Maturity, Countryside Canada will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of the United States of America an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest

thereon, or at the option of Countryside Canada, upon at least 30 days' and not more than 60 days' prior notice, by delivery of a number of freely tradeable Units obtained by dividing the principal amount of the Debentures by 95% of the Current Market Price on the redemption date or at Maturity, as applicable.

Redemption and Purchase

The Debentures will not be redeemable on or prior to October 31, 2008. After October 31, 2008 and prior to October 31, 2010, the Debentures will be redeemable in whole or in part at the option of Countryside Canada on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest, provided that the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date upon which the notice of redemption is given is at least 125% of the Exchange Price. On or after October 31, 2010, the Debentures will be redeemable prior to Maturity in whole or in part at the option of Countryside Canada on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

Subject to regulatory approval, Countryside Canada may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures on redemption or at maturity through, in whole or in part, the delivery of freely-tradeable Units. The Fund will take all actions and do all things necessary or desirable to enable and permit Countryside Canada, in accordance with applicable law, to perform its obligations to deliver the requisite number of Units to the extent holders exercise their exchange right.

Countryside Canada or any of its affiliates will have the right to purchase Debentures in the market, by tender or by private contract, provided however, that if an event of default under the Indenture has occurred and is continuing, Countryside Canada or any of its affiliates will not have the right to purchase Debentures by private contract.

Canadian Withholding Tax

Any holder of Debentures who is not resident in Canada for the purposes of the Tax Act will be subject to withholding tax in respect of any payment or deemed payment of interest thereon. Applicable amounts will be withheld from cash payments of interest or deemed interest by Countryside Canada and used to satisfy this withholding tax obligation. To the extent that any such payment or deemed payment of interest is satisfied by Countryside Canada delivering Units to the non-resident holder, for example, on an exchange of Debentures into Units, Countryside Canada will withhold from the holder a portion of the Units that would have been so delivered to the non-resident holder. These withheld Units will be sold on the TSX and the proceeds from this sale will be used to satisfy the withholding tax obligation. Countryside Canada will be entitled to withhold that number of Units that, when sold on the TSX, will yield cash proceeds (net of applicable expenses) sufficient to satisfy the withholding tax obligation. Any net proceeds from this sale in excess of the withholding tax obligation will be remitted to the non-resident holder of Debentures.

Subordination

The payment of the principal of, and interest on, the Debentures will rank senior to Subordinated Intercompany Debt and subordinate in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Secured Indebtedness of Countryside Canada. The Debentures will be effectively subordinate to claims of trade creditors of direct or indirect subsidiaries of Countryside Canada. "Subordinated Intercompany Debt" means intercompany debt of Countryside Canada and its subsidiaries. "Senior Secured Indebtedness" of Countryside Canada is defined in the Indenture as all secured indebtedness, liabilities and obligations of Countryside Canada including the indebtedness under the Amended Credit Facility but excluding the Debentures, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by Countryside Canada of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means

(including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary (as defined in the *Securities Act* (Ontario)) of Countryside Canada, for payment of which Countryside Canada is responsible or liable, whether absolutely or contingently.

The Indenture shall provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Countryside Canada, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Countryside Canada, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Countryside Canada, then those creditors entitled to Senior Secured Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture also provides that Countryside Canada will not make any payments when an event of default has occurred under the Senior Secured Indebtedness and is continuing.

Priority over Unit Distributions

The Declaration of Trust provides that certain expenses and liabilities of the Fund must be deducted in calculating the amount to be distributed to Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Put Right Upon a Change of Control

Upon the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 66⅔% or more of the outstanding Units and securities exchangeable into or carrying the right to acquire Units by any person or group of persons acting jointly or in concert (a "Change of Control"), each holder of Debentures may require (the "Change of Control Put Right") Countryside Canada to purchase, on the date which is 30 days following the giving of notice of the Change of Control as set out below (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest up to, but excluding, the Put Date.

If 90% or more in the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, Countryside Canada will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest up to, but excluding, the Put Date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase. The principal on the Debenture will be payable in lawful money of the United States of America or, at the option of the Fund and subject to applicable regulatory approval, by delivery of Units to satisfy, in whole or in part, its obligation to repay the principal amount of the Debentures.

The Indenture shall contain notification provisions to the following effect:

(a) Countryside Canada will promptly give written notice to the Debenture Trustee of the occurrence of a Change of Control and the Debenture Trustee will thereafter give to the holders of Debentures a notice of the Change of Control, the repayment right of the holders of Debentures and the right of Countryside Canada to redeem untendered Debentures under certain circumstances; and

(b) a holder of Debentures, to exercise the right to require Countryside Canada to purchase its Debentures, must deliver to the Debenture Trustee, not less than five business days prior to the Put Date, written notice of the holder's exercise of such right, together with the Debentures with respect to which the right is being exercised, duly endorsed for transfer.

Modification

The rights of the holders of any series of Debentures may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions that will make binding on all holders of Debentures resolutions passed at meetings of the holders of such Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures and then outstanding present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of Debentures and then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series. Under the Indenture, the Debenture Trustee will have the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of the Debentures.

Events of Default

The Indenture shall provide that an event of default in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing: (i) failure for 15 days to pay interest on the Debentures, when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (iii) certain events of bankruptcy, insolvency or reorganization of Countryside Canada under bankruptcy or insolvency laws; or (iv) default in the observance or performance of any material covenant or condition of the Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to Countryside Canada specifying the default and requiring Countryside Canada to rectify same. If an event of default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the Debentures and then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures, may, on behalf of the holders of all Debentures, waive any event of default under the Indenture and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture shall contain provisions to the effect that if an offer is made for the Debentures then outstanding which is a take-over bid for the Debentures within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Debentures then outstanding (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by holders of Debentures who did not accept the offer on the terms offered by the offeror, provided that holders of Debentures will have the right to elect to be paid the fair value of their Debentures by providing notice to the offeror and following the other procedures set forth in the Indenture.

Limitations on Ownership

In order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units (on either a non-diluted or fully-diluted basis). In addition, in order for the Fund to be exempt from the registration requirements as an investment company under the United States Investment Company Act of 1940, as amended (the "1940 Act"), at no time may more than 100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the 1940 Act) be the beneficial owners of the Units, nor may any U.S. person be the beneficial owner of more than 10% of the Units. Consequently, Countryside Canada may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If Countryside Canada becomes aware that either of the foregoing limitations may be contravened, the directors of Countryside Canada will make a public announcement and will not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, Countryside Canada becomes aware that more than 49% of the Units are held by non-residents (on either a non-diluted or fully-diluted basis), that more than 100 U.S. persons

are beneficial owners of Units (on either a non-diluted or fully-diluted basis), or that any U.S. person is the beneficial owner of more than 10% of the Units (on either a non-diluted or fully-diluted basis), Countryside Canada may send a notice to the non-resident or U.S. holders, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as Countryside Canada may consider equitable and practicable, requiring them to sell their Debentures or a portion of their Debentures within a specified period of not less than 60 days. If the Debentureholders receiving the notice have not sold the specified number of Debentures or provided Countryside Canada with satisfactory evidence that they are not non-residents within that period, Countryside Canada may, on behalf of those Debentureholders, sell those Debentures and, in the interim, will suspend the rights attached to those Debentures. Upon that sale, the affected holders will cease to be holders of the Debentures and their rights will be limited to receiving the net proceeds of the sale.

To avoid having the Fund become subject to the fiduciary and prohibited transaction provisions of ERISA and Section 4975 of the Code, no Debentures may be beneficially owned by any ERISA Plan and any transferee of beneficial ownership of Debentures (whether by initial purchase or subsequent transfer) will be deemed to represent to Countryside Canada that it is not an ERISA Plan. Any purported transfer (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange) that, if effective, would result in any ERISA Plan beneficially owning any Debentures will be void from the date of the purported transfer, and the ERISA Plan that pursuant thereto would purport to have beneficial ownership of the Debentures will not acquire any interest in the Debentures. In the event of such a purported transfer, such Debentures will be transferred to a trust created by Countryside Canada and sold. The ERISA Plan will not have any beneficial interest in the trust, and the ERISA Plan's sole right with respect to the Debentures that were the subject of the purported transfer to the ERISA Plan will be to receive the net proceeds of sale of such Debentures by the trust. Countryside Canada may require any person who attempts to acquire Debentures or who otherwise is purported to beneficially own Debentures to provide a written statement or affidavit to Countryside Canada stating such information as Countryside Canada may request in order to determine whether such person is an ERISA Plan or not.

Book-Entry, Delivery and Form

Debentures will be issued in the form of fully-registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor (the "Depository"), as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in "book-entry only" form (unless Countryside Canada, in its sole discretion, elects to prepare and deliver definitive Debentures in fully-registered form). Interests in the Global Debentures will be represented through book-entry accounts of institutions (including the Underwriters) acting on behalf of holders of interests, as direct and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The practices of the Underwriters may vary but generally, customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interest in Global Debentures.

If the Depository notifies Countryside Canada that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and Countryside Canada and the Debenture Trustee are unable to locate a qualified successor, or if Countryside Canada elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and Exchange of Debentures

Transfers of interests in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless Countryside Canada elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures, may do so only through participants in the Depository's book-entry system. The ability of a holder of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of any applicable taxes, duties or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the Debenture Trustee at its principal offices in Toronto, Ontario, or such other city or cities as may from time to time be designated by Countryside Canada, with the approval of the Debenture Trustee, whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer or exchange of a Debenture will be registered on the date of any selection by the Debenture Trustee of any Debentures to be redeemed or during the seven preceding business days. In addition, no transfer or exchange of any Debentures which have been selected or called for redemption will be registered.

DESCRIPTION OF COUNTRYSIDE CANADA

Share Capital

The authorized share capital of Countryside Canada consists of an unlimited number of common shares. All of the common shares of Countryside Canada are owned by the Fund. Holders of common shares of Countryside Canada are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Countryside Canada, the holders of common shares are entitled to share rateably in the remaining assets available for distribution.

Countryside Canada Notes

The following is a summary of the material attributes and characteristics of the Countryside Canada Notes issued by Countryside Canada under the Countryside Canada Note Indenture between Countryside Canada and the Debenture Trustee, as trustee. This summary is qualified in its entirety by reference to the provisions of the Countryside Canada Note Indenture, available at www.sedar.com, which contains a complete statement of those attributes and characteristics.

The Countryside Canada Notes will mature on April 8, 2024, subject to prepayment from time to time as considered advisable by the board of directors of Countryside Canada. The Countryside Canada Notes will bear interest at a rate of 10.95% per annum. Under the terms of the Countryside Canada Notes, interest will accrued and be paid monthly within 30 days following the end of each month. The interest and principal on the Countryside Canada Notes will be payable in lawful money of Canada by wire transfer or bankers' draft at any branch in Canada of the bank to be specified in the Countryside Canada Note Indenture. The Countryside Canada Notes are issuable only as fully registered notes.

The Countryside Canada Note Indenture also contains restrictive covenants relating to, among other things, the incurring of indebtedness by Countryside Canada, dispositions by Countryside Canada of all or substantially all of its assets, and distributions on the equity of Countryside Canada.

Payment upon Maturity

On maturity, Countryside Canada will repay the indebtedness represented by the Countryside Canada Notes by paying to the note trustee, on behalf of the holders, in lawful money of Canada, an amount equal to the

principal amount of the outstanding Countryside Canada Notes, together with accrued and unpaid interest. If the Fund is a holder of Countryside Canada Notes at the time of such repayment, these amounts, less expenses, will be distributed by the Fund to the Unitholders.

Ranking and Guarantee

The Countryside Canada Notes are unsecured debt obligations of Countryside Canada and are subordinate in right of payment to all existing and future senior indebtedness of Countryside Canada, if any, and secured debt and guarantees of Countryside Canada, if any, and *pari passu* with all other existing and future unsecured indebtedness and other liabilities of Countryside Canada.

Default

The Countryside Canada Note Indenture provides that any of the following constitutes an event of default:

- default in payment of the principal amount of the Countryside Canada Notes when due;
- default in the payment of interest on the Countryside Canada Notes when due, if such default continues for a period of 30 days;
- default by Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy Canada of payment on any indebtedness exceeding $10,000,000 or acceleration of any such indebtedness;
- certain events of winding-up, liquidation, bankruptcy, insolvency or receivership of Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy Canada;
- the taking of possession by an encumbrance of all or substantially all of the property of Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy Canada;
- Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings or Countryside District Energy Canada ceasing to carry on the businesses carried on, or a substantial part thereof, in the ordinary course;
- default in the observance or performance of any other covenant or condition of the Countryside Canada Note Indenture and the continuance of that default for a period of 30 days after notice in writing has been given by the note trustee to Countryside Canada, which notice specifies the default and requires Countryside Canada to remedy the default; or
- Countryside Canada, Countryside Acquisition, Countryside District Energy Holdings and Countryside District Energy Canada, and their respective subsidiaries, incurring any indebtedness for borrowed money that would cause the debt to equity ratio of Countryside Canada, on a consolidated basis, to exceed a specified ratio if such default continues for a period of 30 days.

DESCRIPTION OF COUNTRYSIDE HOLDING

Share Capital

The authorized share capital of Countryside Holding consists of an unlimited number of common shares. All of the common shares of Countryside Holding are owned by Countryside Canada. Holders of common shares of Countryside Holding are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Countryside Holding, the holders of common shares are entitled to share rateably in the remaining assets available for distribution.

Countryside Holding Note

The following is a summary of the material attributes and characteristics of the US$52,139,000 unsecured subordinated promissory note (the "Countryside Holding Note"), which will be issued by Countryside Holding

to Countryside Canada on the closing of the Offering. This summary is qualified in its entirety by reference to the provisions of the Countryside Holding Note, which contains a complete statement of those attributes and characteristics.

Interest and Maturity

The Countryside Holding Note will mature on the tenth anniversary of the closing date of the Offering (the "Closing Date"), subject to Early Maturity or redemption as described below. Notwithstanding the foregoing, Countryside Canada may, at any time after the sixth anniversary of the Closing Date but on or before the seventh anniversary of the Closing Date, elect to require that Countryside Holding repay the principal amount of the Note, and any interest then outstanding on the seventh anniversary of the Closing Date ("Early Maturity").

The Countryside Holding Note will bear interest at the rate of 7.5% per annum. Under the terms of the Countryside Holding Note, interest is accrued and is to be paid monthly within 15 days following the end of each month. The interest and principal on the Countryside Holding Note will be payable in lawful money of the United States by wire transfer or bankers' draft.

The Countryside Holding Note also contains restrictive covenants relating to, among other things distributions by Countryside Holding or any of its subsidiaries, incurrence of liens and the incurrence of indebtedness by Countryside Holding or its subsidiaries.

Payment upon Maturity

On maturity, or Early Maturity, Countryside Holding is required to repay the indebtedness represented by the Countryside Holding Note by paying to Countryside Canada, in lawful money of the United States, an amount equal to the principal amount of the outstanding Countryside Holding Note, together with all accrued and unpaid interest thereon to the maturity date or the Early Maturity date.

Subordination and Guarantee

The Countryside Holding Note will be a general unsecured obligation of Countryside Holding and will be subordinate in right of payment to all existing and future senior indebtedness of Countryside Holding, and *pari passu* with all other existing and future unsecured indebtedness and other liabilities of Countryside Holding that is not subordinated indebtedness. Countryside Holding's subsidiaries (the "Guarantors") will guarantee the obligations of Countryside Holding under the Countryside Holding Note pursuant to a separate guarantee agreement. These guarantees will rank *pari passu* with all other senior unsecured indebtedness of the Guarantors, but will be subordinated to their guarantees with respect to any Senior Secured Indebtedness. The guarantees will allow the holders of the Countryside Holding Note to look to Countryside Holding's subsidiaries in case of default under the Countryside Holding Note. However, should any of the principal, interest or similar payments under any Senior Secured Indebtedness have either come due and not been paid or be in default, all obligations under any Senior Secured Indebtedness shall first be paid in full, in cash, before any payment on account of the principal or interest due under the Countryside Holding Note is paid.

Redemption and Prepayment

Provided Countryside Holding has available cash, the distribution of which is considered advisable by its board of directors and is not restricted by the terms of any Senior Secured Indebtedness, Countryside Holding may, to the extent of such available cash, and upon not less than 30 days' written notice to Countryside Canada, redeem all or any portion of the Countryside Holding Note without the consent of Countryside Canada, at specified redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest on the Countryside Holding Note to be prepaid to the date of redemption if redeemed during the 12-month period commencing on a specified date in each year.

Default

The Countryside Holding Note provides that certain events will result in an event of default, including:

- default in payment of the principal amount of the Countryside Holding Note when the same becomes due;
- the failure to pay the interest obligations of the Countryside Holding Note when the same becomes due, for a period of 30 days;
- acceleration of any indebtedness for borrowed money of Countryside Holding or any of the Guarantors with an outstanding principal amount exceeding $5,000,000;
- certain events of winding-up, liquidation, bankruptcy, insolvency or receivership of Countryside Holding, the Guarantors or any of their material subsidiaries;
- the taking of possession by any encumbrancer of all or substantially all of the property of Countryside Holding, any of the Guarantors or any of their material subsidiaries;
- Countryside Holding, a Guarantor or any of their material subsidiaries ceasing to carry on the business carried on, or a substantial part thereof, in the ordinary course;
- Countryside Holding declaring or making a distribution during the existence of a default or event of default;
- a judgment or order for payment in excess of $15,000,000 is rendered against Countryside Holding or any Guarantor and either enforcement proceedings have been commenced or there is a period of 30 days during which a stay of proceedings is not in effect;
- default in the observance or performance of any other covenant of the Countryside Holding Note and the continuance of that default for a period of 60 days after notice in writing has been given to Countryside Holding, which notice specifies the default and requires Countryside Holding to remedy the default;
- the Countryside Holding Note or any guarantee therefor ceases to be in full force and effect, except as contemplated by the terms thereof, or Countryside Holding or any Guarantor denies or disaffirms its obligations under the Countryside Holding Note or any guarantee therefor, except as contemplated by the terms of the Countryside Holding Note;
- a default by Countryside Holding or any Guarantor under any contract material to the business of Countryside Holding or the Guarantors, taken as a whole, which default is not rectified by Countryside Holding or the applicable Guarantor within the specified time period in relevant material contract; or
- a default under or termination or revocation of, any permit material to the business of Countryside Holding and the Guarantors if such default, revocation or termination would have a material adverse effect on the business of Countryside Holding and the Guarantors, taken as a whole.

United States Tax Considerations

Countryside Holding's business in the United States will be subject to tax on its taxable income at rates generally applicable to corporations in the United States. For U.S. federal income tax purposes, Countryside Holding will report on its U.S. federal income tax returns its share of the income from Ripon Power and Ripon. In computing its income for U.S. federal income tax purposes, Countryside Holding intends to claim interest deductions with respect to the Countryside Holding Note that will be held after the closing of the Offering by Countryside Canada. See "Risk Factors — United States Tax-Related Risks".

Interest and dividends from U.S. sources, such as the contemplated payments of interest and dividends from Countryside Holding to Countryside Canada, are generally subject to withholding at a rate of 30%. However, under the current provisions of the income tax treaty between the United States and Canada, payments of interest and dividends by Countryside Holding to Countryside Canada will be subject to withholding at the reduced rates of 10% and 5%, respectively.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated October 27, 2005 among the Fund, Countryside Canada and the Underwriters, the Fund has agreed to issue and sell an aggregate of 4,720,000 Units to the Underwriters offered hereby at a price of $9.35 for total gross proceeds of $44,132,000 and Countryside Canada has agreed to issue and sell US$55,000,000 aggregate principal amount of Debentures to the Underwriters offered hereby, and the Underwriters have severally agreed to purchase from the Issuer, as principals, such Securities on November 14, 2005, or on such other date as may be agreed upon among the parties to the Underwriting Agreement, but in any event not later than November 25, 2005. Delivery of the Securities is conditional upon payment in cash on closing by the Underwriters to the Issuer of $9.35 per Unit for total consideration of $44,132,000 and US$1,000 per Debenture for total consideration of US$55,000,000. The offering price of the Securities was determined by negotiation between the Issuer and the Underwriters. The Underwriting Agreement provides that the Issuer will pay or cause to be paid to the Underwriters a fee of $2,206,600 ($0.4675 per Unit) and a fee of US$2,200,000 (US$40 per US$1,000 principal amount of Debenture) in consideration of services in connection with the Offering. The full amount of the Underwriters' fee is payable at the closing of the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Securities which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase any Securities. The Underwriters, however, are obligated to take up and pay for all Securities if any securities are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Issuer will indemnify the Underwriters and their respective directors, officers, agents and employees against certain liabilities and expenses.

The Underwriters propose to offer the Securities initially at the public offering price on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all the Securities offered by this short form prospectus at the price specified herein, the offering price may be decreased, and further changed from time to time to an amount not greater than the offering price specified herein and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Securities is less than the gross proceeds paid by the Underwriters to the Issuer. The Issuer has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of Units which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to policy statements of the Ontario Securities Commission and the L'Autorité des Marchés Financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Securities or Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Securities. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. of the TSX relating to market stabilization and passive market making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Securities at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Securities have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriters have agreed pursuant to the terms of the Underwriting Agreement that they will not offer or sell the Securities within the United States except to Qualified Institutional Buyers (as such term is defined in Rule 144A of the U.S. Securities Act) in the United States, provided such re-offers and resales are made in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the closing date, an offer or sale of Securities within the United States by a dealer (whether or not participating in the Offering) may violate the registration

requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A. All sales of Securities in the United States will be made by U.S. registered broker/dealers. The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S of the United States federal securities laws unavailable in connection with the Offering; such regulation provides an exemption from registration requirements under such laws in connection with the initial offer and sale of such shares outside the United States.

The Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "COU.UN". **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures**. The TSX has conditionally approved the listing of the Units, the Debentures and the Units issuable upon exchange of the Debentures. Listing will be subject to Countryside fulfilling all of the listing requirements of the TSX. On October 24, 2005, the last trading day prior to the announcement of the terms of the Offering, the closing price of the Units on the TSX was $9.74.

CIBC World Markets Corp., an affiliate of CIBC World Markets Inc., acted as financial advisor to Lightyear Rockland Partners LLC and was paid a fee upon the completion of the Acquisition. The Canadian chartered banks to which CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc. are affiliates are indirect lenders to the Fund under the Amended Credit Facility. Accordingly, under applicable securities laws, the Fund may be considered a "connected issuer" of such Underwriters. The decision to issue the Units and Debentures and the determination of the terms of the distribution were made through negotiation between the Fund and the Underwriters. The Canadian chartered banks of which CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc. are affiliates did not have any involvement in such decision or determination. Other than as described above, none of the Underwriters or their affiliates will receive any benefit from the Offering except for the Underwriters' respective portions of the underwriting commissions payable by the Fund.

The Issuer has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Units or any securities exchangeable for Units for a period of 90 days subsequent to the closing of the Offering without the consent of CIBC World Markets Inc., which consent may not be unreasonably withheld.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Goodmans LLP, Toronto, Ontario, on behalf of the Fund and by Torys LLP, Toronto, Ontario, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short-form prospectus or in a document that is specifically incorporated by reference into this short-form prospectus as having prepared or certified a part of this short-form prospectus has received or shall receive a direct or indirect interest in the property of the Fund or of any associate or affiliate of the Issuer. As at the date hereof, the partners and associates of both of the foregoing firms beneficially own, directly or indirectly, less than one percent of the securities of the Issuer and any associates and affiliates of the Issuer.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to the Issuer, and Torys LLP, counsel to the Underwriters, (together, "Tax Counsel"), the following summary describes, as of the date of this short form prospectus, the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder generally applicable to a prospective purchaser of Securities pursuant to this short form prospectus who, for the purposes of the Tax Act, is resident in Canada, holds the Securities as capital property and deals at arm's length with the Issuer and is not affiliated with the Issuer. Generally, Securities will be considered to be capital property to an investor provided the investor does not hold the Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain investors who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to an investor that is a "financial institution" for purposes of the mark-to-market rules, to an investor an interest in which is a "tax shelter investment" or to an investor that is a "specified financial institution", all within the meaning of the Tax Act.

This summary is based upon the facts set out in the short form prospectus, the current provisions of the Tax Act and the Regulations thereunder (the "Regulations"), Tax Counsel's understanding of the current published administrative and assessing practices of the CRA and the specific proposals to amend the Tax Act or the Regulations announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and certificates of the Issuer and the Underwriters as to certain factual matters. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative or assessing policies of the CRA, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in the Securities. Moreover, the income and other tax consequences of acquiring, holding or disposing of the Securities will vary depending on the investor's particular circumstances, including the province or provinces in which the investor resides or carries on business. Accordingly, this summary is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser of Securities. Consequently, prospective purchasers of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of an investment in Securities based on their particular circumstances.

Status of the Fund

Mutual Fund Trust

This summary is based on the assumption that the Fund will qualify as a "mutual fund trust" as defined in the Tax Act at all material times. If the Fund were not to so qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.

Qualified Investment

So long as the Fund is a mutual fund trust under the Tax Act, the Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (collectively, the "Plans"), subject to the specific provisions of any particular Plan. The Debentures, if issued on the date of this short form prospectus, will be qualified investments for trusts governed by the Plans (other than trusts governed by deferred profit sharing plans to which contributions are made by Countryside Canada or a person with whom Countryside Canada does not deal at arm's length within the meaning of the Tax Act), provided that the Units are listed on the TSX.

Common shares of Countryside Canada and Countryside Canada Notes received as a result of a redemption of Units may not be qualified investments for a Plan which could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

Foreign Property

The foreign property limitation contained in Part XI of the Tax Act has been repealed.

Debentures

For purposes of the Tax Act, all amounts relevant in computing a holder's liability under the Tax Act must be computed in Canadian dollars. Amounts denominated in United States dollars including adjusted cost base, proceeds of disposition and interest in respect of the Debentures must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Taxation of Interest on Debentures

If a holder of Debentures is a corporation, partnership, unit trust or a trust of which a corporation or a partnership is a beneficiary, the holder will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to the holder to the end of that taxation year or that becomes receivable by or is received by the holder before the end of that year, including on the exchange, redemption or repayment at Maturity, except to the extent that the holder included that interest in computing its income for a preceding taxation year.

If a holder is an individual or is otherwise not included in the previous paragraph, the holder will be required to include in computing its income for a taxation year all interest on the Debentures that is received or receivable by the holder in that year (depending upon the method regularly followed by the holder in computing income), including on the exchange, redemption or repayment at Maturity, except to the extent that the holder included that interest in income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract", as defined in the Tax Act, in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture up to any "anniversary day", as defined in the Tax Act, in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

In the event of an exchange of a Debenture into Units pursuant to a holder's right of exchange, any interest accrued on the Debenture from the date of the last interest payment to the date of exchange and paid to the holder will be included in the holder's income as described above. If accrued interest is not paid to a holder on the exchange of a Debenture into Units pursuant to a holder's right of exchange, the holder may deduct in computing income for the year of the exchange the amount, if any, by which the aggregate amount of interest on the Debenture that was included in the holder's income for the year of exchange and all previous years exceeds total interest actually received thereon.

Exercise of the Exchange Privilege

A holder of a Debenture who exchanges the Debenture for Units pursuant to the exchange privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Units so acquired will also be equal to the fair market value thereof at the time of the exchange, and must be averaged with the adjusted cost base of all other Units held as capital property by the holder for the purpose of calculating the adjusted cost base of the Units acquired on the exchange.

Redemption or Repayment of Debentures

If Countryside Canada redeems a Debenture prior to Maturity or repays a Debenture upon Maturity and the holder does not exercise the exchange privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received or deemed to be received as interest) on such redemption or repayment. If the holder receives Units on redemption or repayment, the holder will be considered to receive proceeds of disposition equal to the fair market value of the Units at that time and the amount of any cash received in lieu of fractional Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Units so acquired will also be equal to the fair market value thereof at the time of the redemption or repayment, and must be averaged with the adjusted cost base of all other units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of accrued interest, are greater (or less) than the aggregate of the holder's adjusted cost base thereof immediately before the

disposition or deemed disposition and any reasonable costs of disposition. Upon such a disposition or deemed disposition of a Debenture (including an exchange or a redemption or repayment at Maturity), interest accrued thereon to the date of disposition and not yet due will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income for the year or a preceding taxation year, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

One-half of any capital gain realized by a holder generally must be included in the holder's income for the taxation year of the disposition, and one-half of any capital loss realized in a taxation year may be deducted against taxable capital gains realized in the year of disposition, and in the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act. A capital gain realized by a holder who is an individual or trust (other than certain trusts) may give rise to a liability for alternative minimum tax. A holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on some types of income, including interest and taxable capital gains.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund (whether in cash, additional Units or otherwise) or if the Unitholder is entitled in that year to enforce payment of the amount.

The Fund will include in its income for each taxation year any dividends received (or deemed to be received) by it in such year on the common shares of Countryside Canada and all interest on the Countryside Canada Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that interest was included in computing its income for a preceding taxation year. Any amount paid to the Fund in respect of the common shares of Countryside Canada (other than an amount that is a return of capital for purposes of the Tax Act) will generally constitute a dividend to the Fund. Any amount paid to the Fund on a repurchase of the common shares of Countryside Canada that is in excess of the paid-up capital of those shares will also be deemed to be a dividend to the Fund. The Fund will not be subject to tax on any amount received as a payment of principal in respect of the Countryside Canada Notes or any amount received as a return of capital on the common shares of Countryside Canada (provided that the capital returned, if any, does not exceed the adjusted cost base of the common shares of Countryside Canada held by the Fund immediately prior to the payment).

A distribution by the Fund of its property upon a redemption of Units will be treated as a disposition by the Fund of the property so distributed for proceeds of disposition equal to its fair market value (less, in the case of Countryside Canada Notes, the acquired interest, if any, on the Countryside Canada Notes so disposed of). The Fund will realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition.

In computing its income, the Fund may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. The Fund may also deduct from its income for the year a portion of the reasonable expenses incurred by the Fund to issue Units in connection with this Offering. The portion of those issue expenses deductible by the Fund in a taxation year is 20% of those issue expenses (pro-rated where the Fund's taxation year is less than 365 days).

Under the Declaration of Trust, an amount equal to all of the income (including taxable capital gains) of the Fund (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the non-taxable portion of any net capital gain realized by the Fund, but excluding income or capital gains arising on a distribution *in specie* on a redemption of Units which are designated by the Fund to redeeming Unitholders, and capital gains, the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Fund will be payable in the year to the holders of the Units by way of cash distributions, subject to the exceptions described below. Income of the Fund which is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional

Units. Income of the Fund payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its taxable income.

The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for that taxation year arising as a result of the distribution of its property on the redemption of Units. The Declaration of Trust provides that the income or taxable portion of any capital gain realized by the Fund as a result of that redemption may, at the discretion of the Trustees, be treated as income paid to, and designated as income or a taxable capital gain of, the redeeming Unitholders, and will be deductible by the Fund.

Counsel has been advised that the Fund intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Fund will generally not be liable in that year for income tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

Taxation of Countryside Canada

Countryside Canada will be taxable on its income determined under the Tax Act for each taxation year, which will include all interest on the USEB Loans and the Countryside Holding Note that accrues to it to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that interest was included in computing its income for a preceding taxation year. Countryside Canada will also include in computing its income for the year the amount of all Royalties that become payable to it in the year. If Countryside Canada receives proceeds under the Royalty Interest as a result of a Capital Event or receives shares of USEB upon the exchange of the USEB Royalty Interest, Countryside Canada will be required to include an amount in income based upon the value of such proceeds or shares. Although the matter is not free from doubt, the USEB Royalty Interest should not be, as of the date of this short form prospectus, a participating interest in a "foreign investment entity" or a "tracking entity" so as to cause the proposed foreign investment entity rules to apply. However, even if such rules were to apply so that income would be imputed to Countryside Canada in respect of the USEB Royalty Interest, deductions would be available to Countryside Canada under the foreign investment entity rules for Royalties payable to it and otherwise included in its income. Based on the current prescribed rate, the cost to Countryside Canada of the USEB Royalty Interest and the amount of Royalties expected to be paid in any particular year, it is not expected that any material tax liability should arise under the foreign investment entity rules. The amount of any dividend received on the shares of Countryside Acquisition will be included in Countryside Canada's income, but Countryside Canada will be entitled to an offsetting deduction in computing its taxable income.

Countryside Holding will be a "foreign affiliate" and a "controlled foreign affiliate" of Countryside Canada for Canadian income tax purposes. Dividends paid by Countryside Holding will be included in computing the income of Countryside Canada. However, to the extent that such dividends are considered to have been paid out of the "exempt surplus" of Countryside Holding with respect to Countryside Canada, the amount of such dividends will be deductible in computing the taxable income of Countryside Canada. Dividends that are not paid out of "exempt surplus" will generally be considered to have been paid out of the "pre-acquisition surplus" of Countryside Holding with respect to Countryside Canada. The amount of such dividends will also be deductible in computing the taxable income of Countryside Canada. The adjusted cost base to Countryside Canada of the shares of Countryside Holding will be reduced to the extent that dividends paid by Countryside Holding are considered to be paid out of the "preacquisition surplus" of Countryside Holding with respect to Countryside Canada. If the adjusted cost base to Countryside Canada of the shares in Countryside Holding becomes a negative amount, Countryside Canada will be deemed to realize a capital gain equal to such amount for that year. To the extent that Countryside Holding or any direct or indirect wholly-owned subsidiary thereof earns income that qualifies as "foreign accrual property income" ("FAPI"), the FAPI allocable to Countryside Canada must be included in computing its income, subject to a deduction for grossed-up "foreign accrual tax" as computed in accordance with the Tax Act, whether or not Countryside Canada actually receives a distribution of FAPI. Any amount so included will increase the adjusted cost base to Countryside Canada of its shares in Countryside Holding. At such time as Countryside Canada receives a dividend of this type of income that was

previously treated as FAPI, that dividend will effectively not be taxable to Countryside Canada and there will be a corresponding reduction in the adjusted cost base to Countryside Canada of its shares in Countryside Holding.

Countryside Canada will be entitled to deduct the interest paid by it on the Countryside Canada Notes and the Debentures in computing its income to the extent that the amount of the interest is reasonable and is incurred to earn income from its business or investments. To the extent that the deduction for such interest creates a loss in a taxation year of Countryside Canada, that loss will be a non-capital loss which may be carried back for three taxation years and forward for ten taxation years and applied against the income of Countryside Canada (including capital gains) for such years, subject to the detailed rules in the Tax Act in that regard.

Taxation of Unitholders

Fund Distributions

A Unitholder generally will be required to include in income for a particular taxation year the portion of the net income of the Fund, including any net realized taxable capital gains, that is paid or payable to the Unitholder in the year that the Fund deducts in computing its income for tax purposes, whether such amount is received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Fund and the Trust, that portion of their net taxable capital gains, taxable dividends from taxable Canadian corporations and foreign source income as are paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. To the extent that amounts are designated as taxable dividends from taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will apply in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or a related group of individuals and the deduction in computing taxable income will be available to Unitholders that are corporations. An additional refundable 6⅔% tax will be payable by Unitholders that are Canadian-controlled private corporations in certain circumstances.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of the Fund that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds in respect of the redemption of Units), the Unitholder will be required to reduce the adjusted cost base of the Units by that amount. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. The taxation of capital gains is described below.

The cost to a Unitholder of additional Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Units. For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired, the cost of the newly-acquired Unit will be averaged with the adjusted cost base of all of the Units owned by Unitholder as capital property immediately before that acquisition.

Disposition of Units

On the disposition or deemed disposition of a Unit whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income, including any capital gain realized by the Fund in connection with a redemption which has been designated by the Fund to the redeeming Unitholder. The taxation of capital gains and capital losses is described below.

Where Units are redeemed by the distribution of common shares of Countryside Canada, Countryside Canada Notes or any other property of the Fund to the redeeming Unitholder, the proceeds of disposition to the Unitholders will be equal to the fair market value of such property so distributed less any income or capital gain realized by the Fund as a result of the redemption of those Units which has been designated by the Fund to the

Unitholder. Where income or a capital gain realized by the Fund as a result of the distribution of common shares of Countryside Canada, Countryside Canada Notes or other such property on the redemption of Units has been designated by the Fund to a redeeming Unitholder, the Unitholder will be required to include in income, the income or taxable portion of the capital gain so designated. The cost of any property distributed by the Fund to a Unitholder upon a redemption of Units will be equal to the fair market value of that property at the time of the distribution less, in the case of a note, any accrued interest on the Countryside Canada Note. The Unitholder will thereafter be required to include in income interest on any Countryside Canada Note so distributed in accordance with the provisions of the Tax Act.

A consolidation of Units of the Fund will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Units of the Fund will not change as a result of a consolidation of Units; however, the adjusted cost base per Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder will be included in the Unitholder's income as a taxable capital gain and one-half of any capital loss realized by a Unitholder may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act. Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from Countryside Canada previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Alternative Minimum Tax

In general terms, net income of the Fund paid or payable to a Unitholder who is an individual that is designated as taxable dividends or as net realized capital gains and capital gains realized on the disposition of Units may increase the Unitholder's liability for alternative minimum tax.

2004 Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act to restrict direct and indirect holdings in certain "business income trusts" (as defined in the proposals) by certain tax-exempt investors including trusts governed by registered pension plans and pension corporations (the "2004 Budget Proposals").

On May 18, 2004, the Minister of Finance (Canada) announced that the 2004 Budget Proposals will be suspended to allow consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in a press release dated September 16, 2004.

Under the 2004 Budget Proposals, a "designated taxpayer" would be subject to a penalty tax in respect of each month where, at the end of that month, the designated taxpayer were to hold "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount of all the designated taxpayer's properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property would include units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) partnerships, trusts, mutual fund corporations, investment corporations or mortgage investment corporations (each as defined in the Tax Act) where the cost amount to such entity of all of its restricted investment property exceeds 1% of the cost amount of all the entity's properties.

The 2004 Budget Proposals also proposed to subject a designated taxpayer to a penalty tax in respect of each month where, in general terms, at the end of that month the designated taxpayer, and entities with which it does not deal at arm's length, holds units of any class of a business income trust with a fair market value in excess of 5% of the fair market value of all units of such class. The monthly tax payable by a particular designated taxpayer would be 1% of its share (as determined under the 2004 Budget Proposals) of the excess holding of units by the designated taxpayer and such non-arm's length entities.

For the purposes of the 2004 Budget Proposals, the Fund would be a "business income trust" other than an "exempt trust" and the Units would constitute "restricted investment property". A "designated taxpayer" would include trusts governed by registered pension plans and pension corporations (but does not include trusts governed by a Plan).

Prospective purchasers of Units who could be treated as "designated taxpayers", or an entity an interest in which (or debt of which) may become "restricted investment property" as a result of holding Units should consult their own tax advisors regarding the potential application of the 2004 Budget Proposals as a result of an acquisition of Units.

On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed flow-through entities ("FTEs") such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005.

The stated focus of the consultation paper is to assess the tax and economic efficiency implications of FTEs to determine if the current tax system is appropriate or should be modified. Although the consultation paper does not propose any particular legislative or administrative changes, it identifies possible policy approaches, including limiting the deduction of interest expenses by operating entities, taxing FTEs in a manner similar to corporations or better integrating the personal and corporate income tax systems to make the tax system more neutral between forms of business organizations. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that CRA postpone providing advance income tax rulings respecting FTE structures pending these consultations, that the Department of Finance (Canada) is closely monitoring developments in the FTE market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. Further initiatives in this area, if any, including the possible initiatives referred to in the consultation paper, may be taken following the completion of such consultations. Accordingly, legislative changes in this area are possible, and such changes could result in the income tax considerations described herein being materially different in certain respects.

RISK FACTORS

The following are certain factors relating to the Fund, Countryside Canada and the Acquired Business which prospective investors should carefully consider before deciding whether to purchase Units or Debentures. The following information is a summary of only certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus and incorporated herein by reference. These risks and uncertainties are not the only ones facing the Fund, Countryside Canada and the Acquired Business. Additional risks and uncertainties not presently known to the Fund, Countryside Canada or Ripon, or that the Fund, Countryside Canada or Ripon currently deem immaterial, may also impair the operations of the Fund, Countryside Canada or the Acquired Business. If any such risks actually materialize, the business and financial condition, liquidity and results of operation of the Fund, Countryside Canada and Ripon could be materially adversely affected and the ability of the Fund to make distributions on the Units or Countryside Canada to make interest payments on the Debentures could be adversely affected.

There are also risks associated with the business and operations of the District Energy Systems and the Biogas Project that a potential investor in Units or Debentures should consider and which are incorporated by reference in this prospectus. See "Risk Factors — Risks Related to the Business" in the Fund's AIF. As well, there are risks associated with the structure of the Fund that should be considered. See "Risk Factors — Risks Related to the Structure of the Fund" in the Fund's AIF.

Risks Related to the Acquired Business

Dependence Upon Key Customers

Electricity generated from the Ripon and San Gabriel Facilities has historically been purchased by PG&E and SCE, two local electric utilities, under long-term PPAs. Steam generated from the Ripon and San Gabriel Facilities has historically been sold to two nearby paper mills. If for any reason such customers are unable or unwilling to fulfill their contractual obligations under the relevant PPAs and Steam Agreements, the financial condition of Ripon could decline and reduce Ripon's ability to generate distributable cash. Additionally, if the

paper mills fail to meet their contractual obligations, the Ripon and San Gabriel Facilities' status as QF's could be endangered with the consequences described below (the "Qualifying Facility Status").

Steam Host Termination for Convenience

Both Fox River and Blue Heron are permitted to terminate their respective steam sales agreements for convenience under certain circumstances. Each steam sales agreement provides that, in such event, the steam customer must make a specified monetary payment to Ripon to cover Ripon's cost of obtaining a replacement steam host. Blue Heron's obligation to make such payment terminates after the expiration of the initial 12 years of the agreement. Blue Heron may also discharge its obligation by obtaining a replacement steam host. It is possible that either steam host may exercise such termination right but fail to comply with its obligations to obtain or fund the cost to obtain a replacement steam host due to lack of resources or for other reasons. In such event Ripon may not have an adequate remedy against the steam host and be required to obtain a replacement steam host at its own expense or risk losing its QF status. Loss of QF Status would have a material adverse effect on Ripon. See "Risk Factors — Qualifying Facility Status".

Competition

In markets in which Ripon operates, there is competition from companies who are involved in power generation. Some of these companies have access to greater financial resources and have a greater ability to attract and retain personnel than Ripon or the Fund. Additionally, in recent years, such competition has contributed to a reduction in electricity prices in certain markets.

Seasonality

The Ripon and San Gabriel Facilities are expected to generate the majority of their gross revenues in the period from May to August because the PPAs provide higher levels of payments during these periods. To the extent that equipment at either the Ripon Facility or the San Gabriel Facility requires maintenance and repair, or suffers disruptions of power generation for other reasons during the period from May to August, Ripon's ability to make distributions to Ripon Power and adequately meet its obligations under the Ripon Loan may be negatively impacted.

Energy Pricing Risk

On or about July 14, 2001, Ripon and PG&E entered into a 5 year amendment of the Ripon PPA which substituted PG&E's SRAC with a primarily fixed energy rate (subject to adjustment for time of use factors). When this amendment expires in July 2006, it is expected that Ripon will again receive energy payments under the Ripon PPA based on PG&E's SRAC prices. The San Gabriel Facility currently receives a monthly energy payment for energy delivered to SCE in an amount calculated by reference to SCE's SRAC pursuant to an agreement which terminates no later than July 1, 2006, at which time Ripon will receive energy payments under the San Gabriel PPA based on SCE's SRAC prices. Currently, the SRAC energy prices are based on the Transition Formula, which is determined separately with respect to each utility on a monthly basis. The authority to modify the elements of the SRAC energy price formula rests with the CPUC, subject to certain statutory requirements imposed by the *Electric Utility Industry Restructuring Act* (Assembly Bill 1890). There is an open proceeding in which the CPUC has indicated it will review the Transition Formula for SRAC pricing for possible prospective changes. There can be no assurance that any change in the SRAC price methodology will not adversely affect the operating margins derived from the Ripon PPA and San Gabriel PPA. Any adverse change in energy margins may negatively impact Ripon's cash flow which in turn could reduce distributable cash.

Expiry of the PPA

Ripon's PPAs terminate in 2016 and 2018. There can be no assurance that, upon the expiry of such PPAs, Ripon will be able to enter into new PPAs or otherwise sell its power into the market at prices at or above projected levels. Future prices and rates cannot be predicted with certainty and will inevitably deviate from such forecasts and such deviation may be material. Significant declines in prices and rates would be expected to have a material adverse impact on Ripon upon expiry of the PPAs.

Capacity Payments

The Ripon and San Gabriel Facilities are dependent on capacity payments due from PG&E and SCE, as the case may be. Under the PPAs, each Facility's ongoing ability to receive the full firm capacity payment is conditioned upon the delivery of the contract capacity during on-peak hours during the summer peak months (June through August for PG&E and June through September for SCE), although both facilities receive the benefit of a twenty percent monthly forced outage allowance during the summer peak months. If either Facility fails to meet the performance criteria, the purchasing utility has the right to declare a probationary period of up to fifteen months after which, if the performance criteria is not met, the Facility may be de-rated, the capacity payment reduced and the Facility subjected to a refund obligation based on the difference between original capacity and reduced capacity plus interest thereon. Finally, the capacity payment may be reduced by PG&E and suspended by SCE if the Ripon Facility or the San Gabriel Facility, respectively, is unable to meet its performance obligations as a result of a force majeure-type event that continues for longer than ninety days. Any adverse change in capacity and/or capacity bonus payments payments may negatively impact Ripon's cash flow which in turn may negatively impact Countryside Canada's cash available to pay interest on the Debentures and the Fund's distributable cash.

Insurance

There can be no assurance that insurance obtained in respect of the Ripon and San Gabriel Facilities' operations, including business interruption insurance and earthquake insurance, among others, will be sufficient and will continue to be offered on commercially reasonable terms or that events that could give rise to a loss or liability are insured. A significant event which is not fully insured could have a material adverse effect.

Operating Risks

The operation of the Ripon and San Gabriel Facilities involves many risks, including the breakdown or failure of equipment or processes, and performance below expected levels of output or efficiency. If operations are interrupted at these facilities due to mechanical failures or for other reasons, it could have a negative effect on distributable cash.

Reliance on Third Party Operator

Ripon has entered into operation and maintenance agreements with NAES for the Ripon and San Gabriel Facilities. As a result, Ripon is and will be dependent on these third party operators for the successful operation of these projects. To the extent NAES does not fulfill its obligations under these agreements, the Ripon and San Gabriel Facilities' operations at these projects could be adversely affected.

Force Majeure Events

It is possible that *force majeure* events may disrupt operations at or cause substantial damage to the Ripon Facilities. As the plants are located in California, such *force majeure* events may include earthquakes. While Ripon has obtained insurance, including earthquake insurance, to mitigate any financial costs arising from such *force majeure* events, there is no assurance such insurance will fully cover such risks and costs or will continue to be available to Ripon on terms which are commercially reasonable.

Qualifying Facility Status

Loss of QF status could trigger defaults under covenants to maintain QF status under the PPAs and the Ripon Loan and result in PPA termination, penalties or acceleration of indebtedness under plus interest. Further, under PURPA, a regulated utility could refuse to purchase electricity from the Ripon Facility and/or the San Gabriel Facility at such utility's Avoided Cost if QF status were lost and might be entitled to certain remedies for breach of an existing PPA including the right to terminate the PPA. In addition, the FERC has asserted jurisdiction over the rates charged by QFs during periods when a facility does not operate in compliance with the applicable QF criteria and has indicated its willingness to order the refund of payments previously made under PPAs in some cases. Further, loss of QF status could expose either Facility to regulation by FERC under

the Federal Power Act, by the CPUC and, until February 8, 2006, by the Securities and Exchange Commission under the *Public Utility Holding Company Act of 1935*, or after February 8, 2006, by the FERC under EPA 2005.

Any of these consequences would result in substantial regulatory burdens, potentially lower revenues from power sales and potentially insurmountable impediments to affected entities with regard to conducting business in the manner currently contemplated. Accordingly, the ability of the Ripon and San Gabriel Facilities to generate distributable cash is dependent on their maintaining QF status. A facility may lose its QF status either temporarily or permanently.

Congress from time to time has considered legislation to repeal and amend certain provisions of PURPA, most recently with the enactment of EPA 2005. Such legislation has typically included "grand-fathering" protection to ensure that any change in law would apply only prospectively and would not affect the obligation of electric utilities to purchase from QFs under their existing PPAs. However, there is no guarantee that any future legislation would contain "grand-fathering" protection.

Pursuant to EPA 2005, on October 11, 2005 the FERC promulgated its proposed regulations implementing additional criteria to be applied to new generation facilities. Additionally under FERC's authority granted by Section 210 of PURPA FERC announced its intention to reconsider which of its other regulations, including but not limited to exemptions from regulation, are no longer required to "encourage cogeneration and small power production." In that light, FERC has proposed rules that would change the exemptions applicable to QFs. These changes would, among other things, subject QFs generally to the rate provisions of the *Federal Power Act* with respect to electricity sales not made at avoided cost rates established by a state regulatory authority. Moreover, FERC has invited comment on the proposed rules and on whether changes should be made to the exemptions and rights currently enjoyed by QF's under FERC's regulations, from interested parties, some of whom may argue against the encouragement of cogeneration and small power production. At this time, it is not possible to determine what rules applicable to QFs may be changed, or how they may be changed, as a result of this rulemaking and the case-by-case application of the rules that will further define their impact. Accordingly, this rulemaking may result in regulations that reduce the benefits of QF status. Nevertheless, it is believed that changes made to FERC's regulations as the result of the FERC rulemaking described above will not affect the Ripon and San Gabriel Facilities for so long as each project continues to operate in compliance with PURPA and their PPA's remain in effect. If either Facility should lose QF Status and if it should be determined that the purchasing utility has the right to terminate its PPA as a result thereof, the provisions of the new regulations would apply to any new PPA that either the Ripon or San Gabriel Facility would seek to enter into under PURPA.

Regulatory Approvals

The construction and operation of energy projects requires numerous permits from governmental agencies, as well as compliance with environmental laws and other regulations. While management believes that the Ripon and San Gabriel Facilities are in substantial compliance with all applicable regulations and that each of the Ripon and San Gabriel Facilities have the requisite permits, regulators and reviewing courts may disagree. There can be no assurance that new laws, regulations or orders or amendments to or new, more stringent interpretations or enforcement policies with respect to existing laws, regulations or orders which would have a material adverse effect on the Ripon and San Gabriel Facilities will not be adopted or that completed projects will comply with all applicable permit conditions, statutes and regulations. If either Ripon Project fails to obtain or maintain any required permit or fails to comply with any applicable law, regulators may take enforcement actions which could have a material adverse effect on the applicable project.

Enforcement of Indemnities Against the Vendors under the Purchase and Sale Agreement

Pursuant to the Purchase and Sale Agreement, the vendors agreed to indemnify Countryside Holding in respect of breaches of any representations and/or warranties contained in such agreement. The vendors, however, will not be liable to pay any amounts under the indemnity provisions until the aggregate amount of all claims or losses exceeds US$1.05 million, subject to a maximum liability of US$7 million and a deductible of US$350,000, with the exception of indemnities relating to breaches of representations and/or warranties concerning certain fundamental corporate matters, tax matters and environmental matters, for which the

maximum liability is limited to the cash purchase price paid by Countryside Holding under the Purchase and Sale Agreement. Further, it is not certain that the vendors will have sufficient assets to satisfy any claims for indemnification at the time an indemnification claim is made or a judgment respecting such a claim is entered. As a result, there can be no assurance that Countryside Holding will be able to obtain from the vendors under the Purchase and Sale Agreement the full amount of any damages suffered by it in respect of any breaches of representations and/or warranties by such vendors.

Environmental Health and Safety Risks

The Ripon and San Gabriel Facilities are regulated by numerous and significant laws, regulations, by-laws, guidelines, policies, directives and other requirements relating to environmental health and safety matters ("EHS Requirements").

Management believes that material environmental permits that are required for the operation of the Ripon and San Gabriel Facilities have been obtained (or renewals timely applied for). Although management believes that the operations of the facilities are currently in material compliance with applicable EHS Requirements and permit requirements, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that environmental control systems may not fail, which may result in material expenditures. Failure by Ripon to comply with any EHS Requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities (whether as a result of newly discovered issues or known issues that have not been quantified) or expenditures for investigation, assessment, remediation or monitoring, could result in additional expense, capital expenditures, restrictions or delays in the projects' and systems' activities, the extent of which cannot be predicted and which may be material.

Natural Gas Fuel Availability and Price

The Ripon and San Gabriel Facilities use natural gas for fuel. The Ripon Facility currently purchases natural gas under fixed cost contracts that expire in 2006. There can be no assurance that Ripon will enter into new long-term gas contracts or otherwise purchase natural gas in the market at the same price as it receives today. Ripon has also entered into gas transportation contracts under which the natural gas is transported from the gas supplier's delivery point to the Ripon and San Gabriel Facilities. The pricing under such contracts is governed by tariffs filed with the CPUC. The contracts currently expire in 2007. Upon expiry there can be no assurance that Ripon will be able to renew the gas transportation contracts at the same rates as it receives today, and therefore Ripon's fuel transportation costs may decrease or increase the distributable cash generated by Ripon.

Lack of Correlation Between Energy Prices and Fuel Costs

The energy prices charged by each of the Ripon and San Gabriel Facilities are currently governed by PPA amendments that will expire not later than June 30, 2006. After such date, the energy pricing at each facility will be based on the SRAC of the applicable utility. The CPUC is currently considering the future methodology for computing SRAC for each utility in an open proceeding. Although the outcome of such proceeding is uncertain, management believes that the CPUC will likely implement an SRAC methodology that indexes energy prices, in part, to an index of natural gas prices. However it is unknown what specific index the CPUC will choose for each utility and how energy prices will correlate to such index. At the same time, the Gas Contract will expire on June 30, 2006. Management is seeking to negotiate new gas contracts that will correlate gas prices with the same gas indices to be employed in the future applicable SRAC formulas and in that way ensure that energy prices received by Ripon adjust with movements in gas prices. However it is unclear that management will be successful given that both the conclusion of the CPUC proceeding and management's negotiations are unknown. In the event that management is unable to negotiate gas contracts with pricing that correlates with SRAC and gas prices increase without compensating adjustments in energy prices received by Ripon, operating margins at the Ripon and San Gabriel Facilities may be reduced, in turn reducing Ripon's distributable cash.

Potential Refund Liability

A proceeding is currently pending before the CPUC in Docket No. R 99-11-022 in which the CPUC is considering whether to apply retroactively for the period December, 2000 through March, 2001 a March, 2001 decision (D. 01-03-067) which, among other things, modified the methodology used in calculating SRAC and thereby decreased SRAC levels for the period commencing March 27, 2001. SCE and several other parties sought judicial review of D. 01-03-067 and two related CPUC decisions. In September, 2002, the California Court of Appeals found that the CPUC had violated PURPA for failing to consider SCE's argument that the CPUC should retroactively apply the modified SRAC formula. *Southern Cal. Edison vs. Public Utilities Comm'n.*, 101 Cal. App. 4th 982 (2002). The Court of Appeals directed the CPUC to consider SCE's request. In 2003 and 2004, comments on the issue were submitted to the CPUC by various parties and the matter was deemed submitted in November, 2004. In February, 2005, a Draft Decision was issued by the assigned Commissioner who found that "evidence shows SRAC prices were correct between December 2000 and March 2001, and retroactive application of the modified SRAC formula is not warranted." Various parties have submitted comments on the Draft Decision, including PG&E, SCE, a ratepayer organization and the CPUC's Office of Ratepayer Advocates, objecting to the Draft Decision. The CPUC has not yet issued a final decision in the matter and is free to accept the Draft Decision as written, modify it or reject it in its entirety. The outcome of this proceeding cannot be predicted. Even in the event of an adverse CPUC decision, management has been advised by counsel that Ripon would have several meritorious legal defenses that would be available to protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them. If the CPUC ultimately adopts a final order imposing a retroactive modification to the SRAC formula, and a remedy based thereon is ordered or authorized, and if such final order and remedy is not reversed on appeal, QFs including the Ripon and San Gabriel Facilities could be required to make refunds and/or accept reduced payments (by way of offset of past overpayment against future payments for power delivered) under their respective PPAs. Such refunds or reduced payments could be material for Ripon or San Gabriel, and could materially affect their ability to generate distributable cash.

Labour Relations

While management believes labour relations at the Ripon and San Gabriel Facilities have been stable to date and there have not been any disruptions in operations as a result of labour disputes with employees, the maintenance of a productive and efficient labour environment cannot be assured. In the event of a labour disruption such as a strike or lockout, the ability of the Ripon and San Gabriel Facilities to generate income, and consequently the ability of the Fund to generate cash distributions, may be impaired.

Risks Related to the Structure of the Fund

Dependence on Ripon

The Fund is an unincorporated, open-ended, limited purpose trust which is dependent on the management, operations and assets of Ripon as well as its other investments and on the management of Ripon through the indirect ownership of all of its outstanding membership interests. Although the Fund intends to distribute all cash generated by the Fund less administrative expenses, tax liabilities and other obligations of the Fund and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated from Ripon and paid to the Fund which will depend upon numerous factors, some of which will be beyond the control of management. Variations in the amounts of income generated from Ripon and paid to the Fund can be material.

Illinois Rate Incentive Program

Under the Illinois rate incentive program, USEB's Illinois-based biogas projects receive the gross contract rate for their power generated and sold under each project's PPA, which is equal to the average amount per kWh paid by the local government entities in each project's respective jurisdiction. The gross contract rate is subject to upward or downward adjustment and is set on a retroactive basis after the end of each contract year under the applicable PPA. During 2005, the gross contract rate for the prior contract year at four of USEB's ten Illinois-based biogas projects was reduced retroactively pursuant to the state retail rate program. As a result, USEB's

revenue and operating cash flow from such biogas projects for the current year have fallen because (i) the current year's payments that are being made by the applicable power purchaser are based on the lower gross contract rate established retroactively for the prior year, and (ii) the applicable power purchaser has been off-setting from current year payments overpayments made during the prior year. While USEB is currently in compliance with the terms of the USEB Loans and has made all payments of principal and interest on the USEB Loans, it has not had sufficient cash flow from operations to fully fund reserves under the USEB Loans, declare and pay dividends to its shareholders or make payments to Countryside Canada under the USEB Royalty Interest. If the gross contract rates remain at current levels, USEB may not be able to fully fund reserves under the USEB Loans and/or may not be able to pay royalties under the USEB Royalty Interest. If gross contract rates fall further, USEB may not be able to meet its obligations under the USEB Loans.

Potential Conflicts of Interest

Pursuant to the Management Agreement and the Administration Agreement, the Fund and its subsidiaries rely substantially on the Manager and the Administrator for management, administration and project development functions. See "Modified Management Arrangements — Management Agreement" and "Modified Management Arrangements — Administration Agreement".

There may be circumstances in which the interests of the Manager, its affiliates or entities managed by such parties may conflict with those of the Fund, Countryside Canada, its subsidiaries and the Unitholders. Although the Executives are required to devote a significant majority of their time for the benefit of Countryside Canada, Countryside Holding and its subsidiaries and to the development of projects reasonably expected to be within the acquisition criteria of the Fund, the Manager's personnel are not required to devote their time exclusively to these activities. Further, while the Manager is prohibited from providing management and administrative services to third parties other than the Fund, the Manager may develop and own energy and utility infrastructure projects for its own account or jointly with third parties, subject to its obligation to provide the Fund with a first opportunity to invest in such projects as described below. Thus, subject to the constraints described above, the Manager and its executives may engage in activities similar to the current activities of the Fund, Countryside Canada and its subsidiaries.

The Manager and its affiliates will provide Countryside Canada and its subsidiaries with the first opportunity to invest in any entity or asset that meets the investment criteria of the Fund and Countryside Canada that the Manager or its affiliates develop, own or control. The Manager shall only be free to offer such investment opportunities to third parties or to pursue them for its own account if Countryside Canada or its subsidiaries decline or are unable to pursue such opportunities.

Further provisions in the Declaration of Trust, which are similar to those contained in the Canada Business Corporations Act, provide certain procedures to be followed in the event of such conflicts of interests, and certain remedies may be available to the Fund where such procedures are not followed.

Reliance on Third Parties

The Fund maintains no employees of its own and is reliant upon the Administrator and the Manager for the administration and management of its operating subsidiaries.

There is no provision for Countryside Holding and Countryside Canada to terminate the Manager within the first five years of the term of the Management Agreement except in limited circumstances enumerated in the Management Agreement. After the first five years of the term of the Management Agreement, termination for reasons other than those enumerated will require payment of specified fees. See "Modified Management Arrangements — Management Agreement — Term and Termination".

Amended Credit Facility

The Amended Credit Facility contains numerous affirmative, reporting and restrictive covenants that limit the discretion of Countryside Acquisition's management with respect to certain business matters and impose burdens and potential financial risk. A failure to comply with the obligations in the Amended Credit Facility could result in a default which, if not cured or waived, could result in a termination of distributions by

Countryside Acquisition and permit acceleration of the relevant indebtedness, including the Countryside Canada Notes. Further, financial or operational non-performance of USEB may impact Countryside Acquisition's compliance with certain covenants under the Amended Credit Facility and thereby limit the Fund's ability to receive dividends from Countryside Acquisition. If the indebtedness under the Amended Credit Facility, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Countryside Acquisition would be sufficient to repay in full that indebtedness. Upon maturity of the Amended Credit Facility, Countryside Acquisition intends to renew or refinance the Amended Credit Facility at then-current market rates. If Countryside Acquisition is unable to refinance or renew the Amended Credit Facility on comparable or better terms, there may be an adverse effect on cash distributions to Unitholders.

United States Tax-Related Risks

There can be no assurance that U.S. federal income tax laws and the IRS administrative policies respecting the U.S. tax consequences described herein will not be changed in a manner that adversely affects Unitholders. The Fund has obtained advice from U.S. tax counsel on certain U.S. federal income tax matters; however, the Fund has not sought or received a formal tax opinion from U.S. tax counsel.

Countryside Holding Note

The following discussion describes certain U.S. federal income tax consequences that could result in a reduction in the amount of distributions that Countryside Canada would otherwise receive from Countryside Holding and could consequently result in a reduction in the cash flow of the Fund that would otherwise be available for distribution to Unitholders. Countryside Holding intends to treat the Countryside Holding Note as debt for U.S. federal income tax purposes and (subject to the discussion below regarding the earnings stripping rules) to claim deductions for all of the interest on the Countryside Holding Note in computing its income for U.S. federal income tax purposes. The Fund believes that the interest rate being charged on the Countryside Holding Note has been determined in an arm's length manner under the relevant facts and circumstances. While it is possible that the Internal Revenue Service ("IRS") could take a contrary position, the Fund believes, based on advice of U.S. tax counsel, that Countryside Holding's position that the Countryside Holding Note is properly treated as debt, rather than equity, for U.S. federal income tax purposes is supported by existing legal authority as applied to the relevant facts and circumstances reviewed by U.S. tax counsel relating to the Countryside Holding Note. If the IRS successfully challenged Countryside Holding's treatment of the Countryside Holding Note as debt for such purposes, then otherwise deductible interest would be treated as non-deductible distributions and the disallowance of these interest deductions could increase Countryside Holding's U.S. federal income tax liability. If the IRS successfully challenged the interest rate as excessive on the Countryside Holding Note, Countryside Holding would not be able to fully deduct interest paid on such note and the disallowance of these interest deductions could increase Countryside Holding's U.S. federal income tax liability. Any such increase in Countryside Holding's U.S. federal income tax liability could adversely affect its ability to make interest and principal payments on the Countryside Holding Note and could also reduce the amount of the distributions which Countryside Canada would otherwise receive from Countryside Holding, and this could reduce the cash flow of the Fund that would otherwise be available for distribution to Unitholders.

The earnings stripping rules under Section 163(j) of the United States Internal Revenue Code of 1986, as amended (the "Code"), may limit the ability of Countryside Holding to deduct all or a portion of the interest paid on the Countryside Holding Note. Generally, under these rules, the ability of Countryside Holding to deduct interest paid on the Countryside Holding Note will be limited if (1) the debt to equity ratio of Countryside Holding exceeds 1.5 to 1 and (2) its net interest expense (the interest paid by Countryside Holding on all debt, including the Countryside Holding Note, less its interest income) exceeds 50% of its adjusted taxable income (generally, U.S. federal taxable income before net interest expense, depreciation, amortization and taxes). The amount of the disallowed deduction would be the interest expense exceeding the 50% threshold. If all or a portion of the deduction for interest on the Countryside Holding Note for a taxable year is disallowed by Code Section 163(j), the amount disallowed will be carried forward and treated as interest paid or accrued in the succeeding taxable year. Such interest, together with all other interest paid or accrued by Countryside Holding on all of its debt in the succeeding taxable year, would then be tested under Code Section 163(j) in such

succeeding taxable year. In addition, there can be no assurance that future changes to the Code and the regulations thereunder will not otherwise restrict or eliminate the ability of Countryside Holding to claim a deduction for U.S. federal income tax purposes for interest paid on the Countryside Holding Note. An additional restriction on or elimination of the ability of Countryside Holding to claim deductions for interest payments on the Countryside Holding Note could increase the U.S. federal income tax liability of Countryside Canada. Any such increase in U.S. federal income tax liability could reduce the amount of the distributions which Countryside Canada would otherwise receive from Countryside Holding and this could reduce the cash flow of the Fund that would otherwise be available for distribution to Unitholders. The debt to equity ratio of Countryside Holding currently is less than 1.5 to 1, and thus the limitations of Code Section 163(j) are not expected to currently apply. Because the tests of Code Section 163(j) are applied for each taxable year, no assurance can be given that the limitations of Code Section 163(j) would not apply in the future.

Recent Developments Relating to USEB's Code Section 29 Tax Credits

In addition, USEB currently receives income from the sale of Code Section 29 tax credits which will expire on December 31, 2007 unless the law is extended. Through December 31, 2007, Code Section 29 has a phase out provision that is triggered when the "Market Wellhead Price" of domestic crude oil reaches certain "Phase-out Prices" as determined by the IRS. The phase-out is proportional. The Market Wellhead Price is the IRS' estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation. Phase out Prices are adjusted each year for inflation. The IRS will not publish the Phase-out Prices for calendar year 2005 until May 2006. Historically, the Market Wellhead Prices oil prices have been substantially below "Phase-out Prices" and therefore the possibility of a phase-out has been considered remote. However, due to the recent spike in oil prices, Market Wellhead Prices in 2005 have, on occasion, exceeded the price at which the Phase out would be triggered. Nevertheless, based on average Market Wellhead Prices for the first seven months of 2005 and estimates of 2005 Phase-out Prices, management believes that the Phase-out will not be triggered in 2005 unless oil prices during the remainder of 2005 increase significantly from current levels. However, there can be no assurance that future oil prices will remain under future phase out levels in 2006 and 2007. If a phase out is triggered during such years or in 2005, USEB's income from Code Section 29 tax credits may be reduced or eliminated, thus reducing cash available for servicing debt service on the USEB Loan and for payments of the royalty.

Canadian Tax-Related Risks

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects, including that the Securities may cease to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

The 2004 Budget Proposals included proposed amendments to the Tax Act to restrict direct and indirect holdings in certain "business income trusts" (as defined in the 2004 Budget Proposals) by certain tax-exempt entities. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the 2004 Budget Proposals was suspended to allow further consultation with interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the 2004 Budget Proposals, advising that the Department of Finance will continue to consult shareholders on tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed FTEs such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. The stated focus of the consultation paper is to assess the tax and economic efficiency implications of FTEs to determine if the current tax system is appropriate or should be modified. Although the consultation paper does not propose any particular legislative or administrative changes, it identifies possible policy approaches, including limiting the deduction of interest expenses by operating entities, taxing FTEs in a manner similar to corporations or better integrating the

personal and corporate income tax systems to make the tax system more neutral between forms of business organizations. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that CRA postpone providing advance income tax rulings respecting FTE structures pending these consultations, that the Department of Finance (Canada) is closely monitoring developments in the FTE market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. Further initiatives in this area, if any, including the possible initiatives referred to in the consultation paper, may be taken following the completion of such consultations. Accordingly, legislative changes in this area are possible, and such changes could result in the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" being materially different in certain respects.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of units of the Fund were held by non-residents and partnerships other than Canadian partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

Income fund structures generally involve significant amounts of inter company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against Countryside Canada, it could materially adversely affect the amount of cash available to the Fund for distribution to Unitholders or available to Countryside Canada to make interest payments on the Debentures. Management of the Fund believes that the interest expense inherent in the structure of the Fund is supportable and reasonable in light of the terms of the Countryside Canada Notes and the Debentures. On October 31, 2003 the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. The Fund has advised counsel that it does not believe that the proposed amendments will have a material effect on the tax position of the Fund or Countryside Canada. As part of the 2005 Federal Budget, the Minister of Finance (Canada) announced that an alternative proposal to replace the proposed amendment would be released at an early opportunity.

Exchange Rate Fluctuations

A substantial portion of the Fund's distributable cash in 2004 was derived from U.S. dollar-based investments, whereas a majority of the Fund's costs and its financial obligations to its lenders and unitholders are denominated in Canadian dollars. After accounting for the acquisition of Ripon, the percentage of the Fund's distributable cash from U.S. dollar-based investments is expected to increase. Ripon's revenues derive from PPAs and steam sale agreements denominated in U.S. dollars and currently distributable cash from Ripon is unhedged currency transaction risk into Canadian dollars. Management intends to implement a hedging strategy for its unhedged currency transaction risk once it completes the offering.

Risks Related Specifically to the Debentures

Trading Market for Debentures

The Debentures constitute an initial public offering of securities of Countryside Canada for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of Countryside Canada and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Secured Indebtedness. The Debentures will also be effectively subordinate to claims of trade creditors of Countryside Canada's direct or indirect subsidiaries except to the extent Countryside Canada is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. See "Description of the Debentures — Subordination".

Absence of Covenant Protection

The Indenture will not restrict Countryside Canada or any of its subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging its assets to secure any indebtedness. The Indenture will not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Countryside Canada or any of its subsidiaries.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of Countryside Canada, on and after October 31, 2008 and prior to the Maturity Date in whole or in part, at the redemption prices set forth in this short form prospectus, together with any accrued and unpaid interest. Holders of Debentures should assume that this redemption option will be exercised if Countryside Canada is able to refinance at a lower interest rate or it is otherwise in the interest of Countryside Canada to redeem the Debentures.

Inability of Fund to Purchase Debentures

Countryside Canada will be required to offer to purchase all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, Countryside Canada will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See "Description of Debentures — Put Right Upon a Change of Control".

Exchange Right Following Certain Transactions

In the event of certain transactions, pursuant to the terms of the Indenture, each Debenture will become exchangeable for securities, cash or property receivable by a holder of Units in the kind and amount of securities, cash or property into which the Debenture was exchangeable immediately prior to the transaction. This change could substantially lessen or eliminate the value of the exchange privilege associated with the Debentures in the future.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Issuer and of Torys LLP, counsel to the Underwriters, the Units, if issued on the date hereof, would be qualified investments under the Tax Act for the Plans on that date. The Debentures, if issued, on the date of this short form prospectus, would be qualified investments for trusts governed by the Plans (other than trusts governed by deferred profit sharing plans to which contributions are made by Countryside Canada or a person with whom Countryside Canada does not deal at arm's length within the meaning of the Tax Act) provided that the Units are listed on the TSX. If the Fund ceases to qualify as a mutual fund trust, the Securities will cease to be qualified investments for the Plans.

Common shares of Countryside Canada and Countryside Canada Notes received as a result of a redemption of Units may not be qualified investments for a Plan which could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units. The foreign property limitation contained in Part XI of the Tax Act has been repealed.

MATERIAL CONTRACTS

The material contracts and other instruments entered into by, to be entered into by, or to become binding upon, the Fund or its subsidiary entities in connection with the Offering and the Acquisition are as follows:

(a) the Underwriting Agreement referred to under "Plan of Distribution";

(b) the Indenture referred to under "Description of the Debentures";

(c) the Purchase and Sale Agreement referred to under "The Acquisition — Purchase and Sale Agreement"; and

(d) the Second Amended and Restated Credit Agreement referred to under "The Acquisition — Amended Credit Facility".

Copies of each of the foregoing agreements may be inspected during regular business hours at the offices of the Fund, at 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, Toronto-Dominion Centre, Toronto, Ontario.

The registrar and transfer agent for the Units is CIBC Mellon Trust Company at its principal transfer office in Toronto, Ontario. See "Plan of Distribution".

STATUTORY AND CONTRACTUAL RIGHTS OF RESCISSION AND STATUTORY RIGHTS OF WITHDRAWAL

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

"**2004 Budget Proposals**" means proposed amendments to the Tax Act announced by the Minister of Finance (Canada) on March 23, 2004, to restrict direct and indirect investment in certain "business income trusts" (as defined in the proposals) by certain tax exempt investors including trusts governed by registered pension plans and pension corporations.

"**Acquisition**" means the indirect acquisition by the Fund of the membership interests of Lightyear Rockland Partners LLC (the predecessor to Ripon Power), whose principal asset is Ripon pursuant to the Purchase and Sale Agreement.

"**Additional Advances**" means the funding of additional advances made by Countryside Canada to USEB in connection with the acquisition and amendment of the USEB Loans at the IPO Closing.

"**Administration Agreement**" means the management and administration agreement to be entered into on or prior to the closing of the Offering between the Fund, Countryside Canada and the Administrator.

"**Administrator**" means Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager.

"**Amended Credit Facility**" means the amended revolving term facility of up to $80 million provided by a Canadian chartered bank to the Fund through Countryside Acquisition for the purpose of financing the Acquisition.

"**Book-Entry Only System**" means the book-based system administered by CDS.

"**Capital Event**" means a liquidation of USEB or a sale of substantially all of the assets of USEB.

"**CDS**" means The Canadian Depository for Securities Limited.

"**CDS Participant**" means a participant in the CDS depository service.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Cogen Facilities**" means the Ripon Facility and the San Gabriel Facility.

"**Combined Business**" means the combined businesses conducted by the District Energy Systems, the Biogas Projects and the Cogen Facilities following completion of the Offering.

"**Countryside Acquisition**" means Countryside Canada Acquisition Inc., a corporation incorporated under the federal laws of Canada.

"**Countryside Acquisition Loan**" means the intercompany loan in the amount of $29 million extended by Countryside Acquisition to Countryside Canada on June 29, 2005 in connection with the Acquisition.

"**Countryside Canada**" means Countryside Canada Power Inc., a corporation incorporated under the federal laws of Canada and a wholly-owned subsidiary of the Fund.

"**Countryside Canada Note Indenture**" means the note indenture entered into between Countryside Canada and CIBC Mellon Trust Company, as trustee thereunder, pursuant to which Countryside Canada will issue the additional Countryside Canada Notes, as the same may be amended, supplemented or restated from time to time.

"**Countryside Canada Notes**" means the 10.95% unsecured, subordinated notes issued by Countryside Canada to the Fund pursuant to the Countryside Canada Note Indenture.

"**Countryside District Energy Canada**" means Countryside District Energy Corp., a corporation incorporated under the laws of Canada.

"**Countryside District Energy Holdings**" means Countryside District Energy Holdings Corp., a corporation incorporated under the laws of Canada.

"**Countryside Holding**" means Countryside US Holding Corp., a corporation incorporated under the laws of Delaware.

"**Countryside Holding Note**" means the US$52,139,000 aggregate principal amount 7.5% unsecured, subordinated promissory note issued by Countryside Holding to Countryside Canada in connection with the Offering.

"**Countryside U.S.**" means Countryside U.S. Power Inc.

"**CPUC**" means the California Public Utilities Commission.

"**CRA**" means the Canada Revenue Agency.

"**Current Market Price**" means the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date of the applicable event.

"**Debenture Trustee**" means the trustee or its successor as trustee under the Indenture.

"**Debentureholders**" means the holders of Debentures, and "**Debentureholder**" means any one of them.

"**Debentures**" means the 6.25% exchangeable unsecured subordinated debentures of Countryside Canada issued pursuant to the Indenture as of the date of closing of the Offering, and "**Debenture**" means one of them.

"**Declaration of Trust**" means the declaration of trust of the Fund dated February 16, 2004, as amended and restated on April 8, 2004.

"**District Energy Systems**" means, collectively, the PEI District Energy System and the London District Energy System.

"**EPA 2005**" means the *United States Energy Policy Act of 2005.*

"**ERISA**" means the *United States Employee Retirement Income Security Act of 1974*, as amended.

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of ERISA and/or any plan that is subject to Section 4975 of the Code, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101, issued by the United States Department of Labor.

"**Exchange Price**" means the price of $10.75 per Unit, being a ratio of 109.4884 Units per US$1,000 principal amount of Debentures, subject to adjustment in certain events in accordance with the Indenture, at which price each Debenture will be exchangeable for Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Countryside for redemption of the Debentures.

"**Fund**" means Countryside Power Income Fund, a trust established under the laws of the Province of Ontario and governed by the Declaration of Trust.

"**Fund's AIF**" means the annual information form of the Fund dated March 31, 2005.

"**Indenture**" means the trust indenture dated as of the closing of the Offering between the Fund, Countryside Canada and the Debenture Trustee, governing the terms of the Debentures.

"**IPO Closing**" means the closing of the Fund's initial public offering of Units on April 8, 2004.

"**IRS**" means the United States Internal Revenue Service.

"**Issuer**" means collectively the Fund and Countryside Canada.

"**London District Energy System**" means the district energy system indirectly owned by the Issuer located in London, Ontario.

"**Management Agreement**" means the management agreement entered into between the Manager, Countryside Holding and Countryside Canada on September 23, 2005, as it may be amended, supplemented and restated from time to time.

"**Management and Administration Agreement**" means the management and administration agreement to be entered into on or prior to the closing of the Offering between the Fund, Countryside Canada and Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager.

"**Manager**" means Countryside Ventures LLC.

"**Maturity Date**" means October 31, 2012, the maturity date of the Debentures.

"**Offering**" means the offering of Securities pursuant to this short form prospectus.

"**person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

"**PEI District Energy System**" means the district energy system indirectly owned by the Issuer located in Charlottetown, Prince Edward Island.

"**Plans**" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act.

"**Purchase and Sale Agreement**" means the agreement dated June 29, 2005 pursuant to which Countryside Holding acquired all of the membership interests of Ripon Power for total consideration of approximately US$95.3 million.

"**QF**" or "**Qualifying Facility**" has the meaning ascribed thereto in "Industry Overview — Qualifying Facilities".

"**Renewable Energy Projects**" means the 22 renewable power and energy projects located in the United States in which the Fund holds indirect investments.

"**Ripon**" means Ripon Cogeneration, LLC, a limited liability company formed pursuant to the laws of the State of Delaware.

"**Ripon Loan**" means the project loan extended by the Union Bank of California and the Allied Irish Bank to Ripon that will be acquired by Countryside Holding in connection with the closing of the Offering.

"**Ripon Power**" means Ripon Power LLC, a limited liability company formed pursuant to the laws of the State of Delaware.

"**Ripon PPA**" means the power purchase agreement between the Ripon Facility and Pacific Gas and Electric Company, the principal operating subsidiary of PG&E Corporation, expiring in 2018.

"**Royalties**" means the payments made with respect to the USEB Royalty Interest prior to conversion.

"**San Gabriel PPA**" means the power purchase agreement, as amended, between Simpson Paper Company and SCE and assigned to Ripon Cogeneration Inc. expiring in 2016.

"**Securities**" means, collectively, the Units and Debentures offered pursuant to this short form prospectus.

"**Senior Secured Indebtedness**" means in relation to Countryside Canada all secured indebtedness, liabilities and obligations of Countryside Canada, including the indebtedness under the Amended Credit Facility but excluding the Debentures, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by Countryside Canada of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary (as defined in the *Securities Act* (Ontario)) of Countryside Canada, for payment of which Countryside Canada is responsible or liable, whether absolutely or contingently.

"**Subordinated Intercompany Debt**" means intercompany debt of the Fund and its subsidiaries.

"**SRAC**" means the short-run avoidance cost formula adopted by the CPUC.

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder.

"**Trustees**" means the trustees of the Fund pursuant to the Declaration of Trust.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means, collectively, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., the underwriters of the Offering.

"**Underwriting Agreement**" means the agreement dated October 27, 2005 between the Issuer and the Underwriters, among others, in respect of the Offering.

"**Unitholders**" means the holders from time to time of Units and includes, while the Units are registered in the Book-Entry Only System, the beneficial owners of Units.

"**Units**" means the trust units of the Fund, each unit representing an equal undivided beneficial interest therein.

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

"**USEB**" means U.S. Energy Biogas Corp.

"**USEB Loan Agreement**" means the amendment to the note purchase agreement to be entered into by Countryside Canada and USEB with respect to the USEB Loans.

"**USEB Loans**" means the loans of USEB acquired by Countryside Canada at the IPO Closing, as amended to reflect the Additional Advances and otherwise have the terms described in the USEB Loan Agreement.

"**USEB Royalty Interest**" means the convertible royalty interest in USEB acquired by Countryside Canada in connection with the IPO Closing.

Words importing the singular also include the plural, and vice versa, and words importing any gender include all genders.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

To the Trustees of Countryside Power Income Fund,

We have read the prospectus of Countryside Power Income Fund (the "Fund") dated November 8, 2005 relating to the qualification and distribution of 4,720,000 trust units of the Fund and US$55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures of Countryside Canada Power Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the Unitholders of the Fund on the consolidated balance sheet of the Fund as at December 31, 2004 and the consolidated statements of income and deficit and cash flows for the period from February 16, 2004 to December 31, 2004. Our report is dated March 18, 2005.

Toronto, Canada
November 8, 2005

(Signed) ERNST & YOUNG LLP
Chartered Accountants

COMPILATION REPORT

To the Trustees of Countryside Power Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of Countryside Power Income Fund (the "Fund") as at June 30, 2005 and unaudited pro forma consolidated statements of income for the six months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "Countryside Power Income Fund" to the audited consolidated financial statements of the Fund for the period from February 16, 2004 to December 31, 2004 and to the unaudited interim consolidated financial statements of the Fund for the six month period ended June 30, 2005 and found them to be in agreement.
2. Compared the figures in the column captioned "USE Canada Holdings Corp." to the unaudited interim consolidated financial statements of USE Canada Holdings Corp. for the three months ended March 31, 2004, and found them to be in agreement.
3. Compared the figures in the columns captioned "Ripon Power LLC" to the audited consolidated financial statements of Ripon Power LLC for the period from January 27, 2004 to December 31, 2004 and to the unaudited interim consolidated financial statements of Ripon Power LLC for the period from January 1, 2005 to June 29, 2005 after translating the amounts from United States dollars to Canadian dollars and found them to be in agreement.
4. Compared the figures in the column captioned "Ripon Cogeneration LLC" to a schedule (the "schedule") prepared by accounting staff Ripon Cogeneration LLC, and found them to be in agreement. We also compared each of the figures in the schedule to the accounting records of Ripon Cogeneration LLC after translating the amounts from United States dollars to Canadian dollars and found them to be in agreement.
5. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

   The officials:

   (i) described to us the basis for determination of the pro forma adjustments, and

   (ii) stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.
6. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
7. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Countryside Power Income Fund" as at June 30, 2005 and found the amounts in the column captioned "Countryside (Pro Forma)" to be arithmetically correct.
8. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Countryside Power Income Fund for the six month period ended June 30, 2005" and "Ripon Power LLC for the period from January 1, 2005 to June 29, 2005" and found the amounts in the column captioned "Countryside (Pro Forma)" to be arithmetically correct.
9. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Countryside Power Income Fund for the period from February 16, 2004 to December 31, 2004", "USE Canada Holdings Corp. for the period from January 1, 2004 to March 31, 2004", "Ripon Power LLC for the period from January 27, 2004 to December 31, 2004" and "Ripon Cogeneration LLC for the period from

January 1, 2004 to January 26, 2004" and found the amounts in the column captioned "Countryside (Pro Forma)" to be arithmetically correct.

10. A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
November 8, 2005

(Signed) ERNST & YOUNG LLP
Chartered Accountants

COUNTRYSIDE POWER INCOME FUND

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited — See Compilation Report)

As at June 30, 2005
(thousands of Canadian dollars)

	Countryside Power Income Fund	Pro Forma Adjustments [Note 2]	Countryside (Pro Forma)
ASSETS			
Current assets			
Cash and cash equivalents	$ 9,299	$ 104,626 a (3,350)b (72,911)c (32,000)d	$ 5,664
Accounts receivable	11,366		11,366
Inventories	901		901
Prepaid expenses	619		619
Current portion of loans receivable from U.S. Energy Biogas Corp.	1,931		1,931
Total current assets	$ 24,116	$ (3,635)	$ 20,481
Loans receivable from U.S. Energy Biogas Corp.	102,969		102,969
Royalty interest in U.S. Energy Biogas Corp., net	7,391		7,391
Other assets	2,277	3,696 a	5,973
Property, plant and equipment, net	77,370		77,370
Other intangibles, net	81,505		81,505
Total assets	$295,628	$ 61	$295,689
LIABILITIES AND UNITHOLDER'S EQUITY			
Current			
Bank indebtedness	2,000		2,000
Accounts payable and accrued liabilities	7,903		7,903
Distributions payable	1,274		1,274
Total current liabilities	$ 11,177	$ —	$ 11,177
Long-term debt	150,911	(72,911)c (32,000)d	46,000
Exchangeable debentures — liability component		65,611 a	65,611
Other liabilities	3,688	(3,350)b	338
Future income tax liability	826		826
Total liabilities	$166,602	$ (42,650)	$123,952
UNITHOLDERS' EQUITY			
Trust units	136,350	40,925 a	177,275
Exchangeable debentures — equity component		1,786 a	1,786
Deficit	(7,324)		(7,324)
Total unitholders' equity	129,026	42,711	171,737
Total liabilities and unitholders' equity	$295,628	$ 61	$295,689

(Signed) JAMES R. ANDERSON
Trustee

(Signed) V. JAMES SARDO
Trustee

See accompanying notes to pro forma consolidated financial statements

COUNTRYSIDE POWER INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(Unaudited — See Compilation Report)

Six Months ended June 30, 2005
(thousands of Canadian dollars, except per unit amounts)

	Countryside Power Income Fund For the six months ended June 30, 2005	Ripon Power LLC For the period from January 1, 2005 to June 29, 2005	Pro Forma Adjustments [Note 2]	Countryside (Pro Forma)
Revenues				
Energy sales	$ 9,412	$34,722		$ 44,134
Fuel and other fees	1,149	—		1,149
Interest income on loans to U.S. Energy Biogas Corp.	5,798	—		5,798
Income from U.S. Energy Biogas Corp. royalty interest	164	—		164
Other income	42	80		122
	$16,565	$34,802	—	$ 51,367
Expenses				
Fuel, operating and maintenance	6,887	29,369	(998)g	35,258
General and administration	2,106	689	(400)h	2,832
			148 i	
			289 f	
Depreciation and amortization	1,837	3,258	194 g	6,130
			(2,240)j	
			2,663 k	
			(1,017)l	
			1,403 m	
			160 n	
			(531)o	
			264 p	
			139 q	
	10,830	33,316	74	44,220
Earnings (loss) before the following items	5,735	1,486	(74)	7,147
Interest expense	808	2,991	112 r	3,431
			2,118 s	
			1,195 t	
			(2,991)u	
			(802)v	
Costs associated with the early extinguishment of debt	—	3,998	(3,998)w	—
Unrealized loss on interest rate swap	352	3,132	(3,132)x	352
Unrealized loss on foreign exchange	113	—		113
	1,273	10,121	(7,498)	3,896
Income (loss) before income taxes	4,462	(8,635)	7,424	3,251
Provision for income taxes				
Current	7	—	240 e	112
			(135)y	
Future	544	—	(139)y	405
	551	—	(34)	517
Net income (loss) for the period	$ 3,911	$ (8,635)	$ 7,458	$ 2,734
Basic and diluted income per unit			ee	$ 0.14

See accompanying notes to pro forma consolidated financial statements

COUNTRYSIDE POWER INCOME FUND
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(Unaudited — See Compilation Report)
Year ended December 31, 2004
(thousands of Canadian dollars, except per unit amounts)

	Countryside Power Income Fund For the period from February 16, 2004 to December 31, 2004	USE Canada Holdings Corp. For the period from January 1, 2004 to March 31, 2004	Ripon Power LLC For the period from January 27, 2004 to December 31, 2004	Ripon Cogeneration LLC For the period from January 1, 2004 to January 26, 2004	Pro Forma Adjustments [Note 2]	Countryside (Pro Forma)
Revenues						
Energy sales	$10,466	$5,336	$64,972	$4,335	$ 336 z	$ 85,445
Fuel and other fees	1,679	357	—	—	43 z 158 aa	2,237
Interest income on loans to U.S. Energy Biogas Corp.	8,556	—	—	—	3,131 aa	11,687
Income from U.S. Energy Biogas Corp. royalty interest	410	—	—	—	164 aa	574
Other income	25	5	164	16		210
	$21,136	$5,698	$65,136	$4,351	$ 3,832	$100,153
Expenses						
Fuel, operating and maintenance	7,775	4,099	50,729	3,166	(1,368)g 290 z	64,691
General and administration	2,053	248	1,224	558	(787)h 311 i 22 z 607 f 885 cc	5,121
Depreciation and amortization	1,986	307	6,225	562	287 g (4,321)j 5,325 k (1,904)l 2,973 m 319 n (169)o 528 p 416 q 27 z 374 aa (7)bb	12,928
	11,814	4,654	58,178	4,286	3,808	82,740
Earnings (loss) before the following items	9,322	1,044	6,958	65	24	17,413
Interest expense	1,181	448	7,069	—	220 r 4,456 s 2,390 t (7,069)u (1,174)v (1)z (448)dd	7,072
Unrealized loss on interest rate swap	60	—	—	—		60
	1,241	448	7,069	—	(1,626)	7,132
Income (loss) before income taxes	8,081	596	(111)	65	1,650	10,281
Provision for (recovery of) income taxes						
Current	10	9	—	—	470 e 135 y	624
Future	506	(19)	—	—	12 z (61)aa 139 y	577
	516	(10)	—	—	695	1,201
Net income (loss) for the period	$ 7,565	$ 606	$ (111)	$ 65	$ 955	$ 9,080
Basic and diluted earnings per unit					ee	$ 0.46

See accompanying notes to pro forma consolidated financial statements

COUNTRYSIDE POWER INCOME FUND

NOTE TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except per trust unit amounts and unless otherwise indicated)
As at and for the six-month period ended June 30, 2005 and for the year ended December 31, 2004

(Unaudited — See Compilation Report)

1. BASIS OF PRESENTATION

Countryside Power Income Fund (the "Fund") is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The initial public offering (the "Initial Offering") of Trust Units of the Fund was completed on April 8, 2004. The unaudited pro forma consolidated balance sheet as at June 30, 2005 and the pro forma consolidated statements of income for the six months ended June 30, 2005 and the year ended December 31, 2004 (the "Pro Forma Financial Statements") have been prepared by management ("Management") of Countryside Canada Power Inc. ("Countryside Canada"), in accordance with Canadian generally accepted accounting principles, to give effect to:

(a) The public offering of 4,720,000 units of the Fund ("Units") at a price of $9.35 per unit and the issuance of US$55,000,000, 6.25% exchangeable unsecured subordinated debentures ("exchangeable debentures") due October 31, 2012 for proceeds, net of $6,903 in offering costs, of $104,626.

(b) The acquisition of USE Canada Holdings Corp. as if it occurred on January 1, 2004.

(c) The completion of the acquisition of Lightyear Rockland Partners LLC ("LRPLLC"), whose name was subsequently changed to Ripon Power LLC ("Ripon Power"), as if it occurred on January 1, 2004. Ripon's principal assets consist of two gas-fired cogeneration plants in California: the Ripon Cogeneration Facility ("Ripon Facility") and the San Gabriel Cogeneration Facility ("San Gabriel Facility") (collectively the "Ripon Facilities").

(d) The repayment of project debt at a subsidiary of Ripon Power of $72,911, plus early repayment fees of $3,350.

(e) The repayment of $32,000 outstanding under the Fund's revolving credit facility.

The unaudited pro forma consolidated balance sheet of the Fund as at June 30, 2005 has been prepared using the unaudited consolidated balance sheet of the Fund as at June 30, 2005, which incorporates the Ripon Power acquisition that occurred on June 29, 2005. U.S. dollar denominated pro forma adjustments included in the unaudited pro forma consolidated balance sheet of the Fund as at June 30, 2005 have been translated into Canadian dollars at a rate of $1.2254/U.S. dollar.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2004 has been prepared using the audited consolidated statement of income and deficit of the Fund for the period from February 16, 2004 to December 31, 2004, the unaudited consolidated statement of income and retained earnings of Countryside District Energy Holdings Corp. (formerly USE Canada Holdings Corp.) for the period from January 1, 2004 to March 31, 2004, the audited consolidated statement of income and retained earnings of Ripon Power for the period from January 27, 2004 to December 31, 2004, an unaudited schedule of the results of operations of Ripon for the period from January 1, 2004 to January 26, 2004, and an unaudited schedule of the results of operations of Countryside District Energy Holdings Corp. as described in note 2(x).

The unaudited pro forma consolidated statement of income for the six months ended June 30, 2005, has been prepared using the unaudited interim consolidated statement of income and deficit of the Fund for the six months ended June 30, 2005, and the unaudited interim consolidated statement of income and retained earnings of Ripon Power for the period from January 1, 2005 to June 29, 2005.

The audited consolidated statement of income of Ripon Power for the period from January 27, 2004 to December 31, 2004 and the unaudited consolidated statement of income of Ripon Power for the period from January 1, 2005 to June 29, 2005, reported in U.S. dollars, are included elsewhere in the prospectus of the Fund dated October 27, 2005 (the "Prospectus") and have been translated into Canadian dollars at rates of $1.2964/U.S. dollar and $1.2322/U.S. dollar, respectively. The unaudited schedule of the results of operations of Ripon for the period from January 1, 2004 to January 26, 2004 reported in U.S. dollars has been translated into Canadian dollars at a rate of $1.3094/U.S. dollar.

The pro forma adjustments are based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of the Fund will depend on a number of factors. Therefore, the actual adjustments will differ from the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial information.

These unaudited Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. These unaudited Pro Forma Financial Statements incorporate the principal accounting policies used to prepare the consolidated financial statements of Ripon Power, other than the following:

(a) Ripon Power's accounting policy was to depreciate all property plant and equipment over the useful life of the plant as a whole and to expense all maintenance related costs in the period as incurred. The Fund's policy for depreciating property, plant and

(In thousands of Canadian dollars, except per trust unit amounts and unless otherwise indicated)

1. BASIS OF PRESENTATION (Continued)

equipment is to amortize individual components of property plant and equipment over their individual useful lives and to capitalize all maintenance costs that represent a betterment (notes 2 (g) and 2 (m)).

(b) Ripon Power's accounting policy was to amortize deferred financing fees based on the effective interest rate method and treat this amortization as interest expense. These unaudited Pro Forma Financial Statements have been adjusted to reflect the Fund's accounting policy of amortizing deferred financing fees on the straight line basis, over the term of the loan, and to treat these amounts as depreciation and amortization expense (note 2 (q)).

(c) The historical financial statements for Ripon Power do not reflect any income tax expense.

Under the terms of the *Income Tax Act* (Canada), the Fund is not subject to income taxes to the extent that its taxable income in a year is paid or payable to a unitholder. The Fund intends to make sufficient distributions in each year of its net income and net realized taxable capital gains for tax purposes so that the Fund will generally not be liable in that year for income tax. Accordingly, no provision for current income taxes for the Fund has been reflected in the unaudited pro forma consolidated statements of income.

The Fund's corporate subsidiaries are subject to income tax and follow the liability method of tax allocation, whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Historically, U.S. income taxes were not levied at the Ripon Power level. Taxes attributable to this entity will be incurred at the Fund's subsidiary level. Accordingly, an estimate of current taxes payable has been included in the preparation of the unaudited pro forma consolidated income statements.

These Pro Forma Financial Statements should be read in conjunction with the consolidated financial statements of the Fund, USE Canada Holdings Corp. (included in the prospectus of the Fund dated March 29, 2004) and Ripon Power (included in this Prospectus), including the related notes thereto.

The Pro Forma Financial Statements are not intended to reflect the results of operations which would have actually resulted had the acquisitions and other pro forma adjustments been effected on the dates indicated. Further, the Pro Forma Financial Statements are not necessarily indicative of the results of operations that may be obtained by the Fund in the future.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Financial Statements have been presented assuming that the following transactions had been completed and adjustments had been effected as described in note 1, as of January 1, 2004.

(a) The public offering of 4,720,000 units of the Fund ("Units") at a price of $9.35 per unit and the issuance of $67,397, 6.25% exchangeable unsecured debentures due October 31, 2012 for proceeds, net of $6,903 in offering costs, of $104,626. Of the $67,397 exchangeable debentures, $65,611 is allocated to debt and $1,786 is allocated to equity.

(b) To record the payment of the interest rate swap breakage fees related to the retirement of project debt at Ripon of $3,350.

(c) To record the repayment of project debt at Ripon Power of $72,911.

(d) To record the repayment of $32,000 outstanding under the Fund's revolving credit facility.

(e) To record the 10% U.S. withholding tax of $240 and $470 relating to interest paid on an intercompany note between two subsidiaries of the Fund for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(f) To record the incremental cost paid to the external Fund Manager under the new Fund management agreement excluding the subordinate interest the manager of the Fund has in certain cashflows generated by Ripon Power (Note 2(cc)).

(g) To record the capitalization of previously expensed amounts that increase or prolong the service life or capacity of an asset and related amortization of those amounts totalling $998 and $194 and of $1,368 and $287 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively, as a result of the change in accounting policy for Ripon Power.

(h) Management fees paid to previous owners were reversed amounting to $400 and $787 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(In thousands of Canadian dollars, except per trust unit amounts and unless otherwise indicated)

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS *(Continued)*

(i) Management and administration fees that will be paid to manage the Ripon Facilities under a newly established contract amounting to approximately $148 and $311 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(j) To record the elimination of the amortization of the other intangible assets consisting of Power Purchase Agreements (PPA's) recorded in the Ripon Power financial statements. The amount of amortization eliminated was $2,240 and $4,321 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(k) To record the amortization of the other intangible assets consisting of Power Purchase Agreements at the Ripon Facilities at their fair value amount on the date of acquisition, over their remaining lives. The amount of amortization recorded was $2,663 and $5,325 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(l) To record the elimination of the depreciation for property, plant and equipment recorded in the Ripon Power financial statements. The amount of amortization eliminated was $1,017 and $1,904 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(m) To record the depreciation for property, plant and equipment at the Ripon Facilities, based on their fair value amounts on the date of acquisition, over their remaining useful lives. The amount of depreciation recorded was $1,403 and $2,973 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(n) To record the amortization of deferred financing fees related to the Fund's amended credit facility required to finance the Ripon Power acquisition. These fees are being amortized over the life of the amended credit facility which matures on June 27, 2008. The amount of amortization recorded was $160 and $319 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(o) To record the elimination of the amortization and write-off of deferred financing fees of $531 and $169 relating to the original credit facility recorded in the statement of income and deficit of the Fund for the six month period ended June 30, 2005 and the year ended December 31, 2004, respectively.

(p) To record the amortization of deferred financing fees of $3,696 relating to the issuance of the US$55,000,000 in exchangeable debentures over the term to maturity of seven years of $264 and $528 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(q) To reclassify deferred financing fee amortization recorded as a result of the refinancing of the original Ripon project debt from interest expense to depreciation and amortization expense, in order to conform to the presentation adopted in the Fund's financial statements after giving effect to the change in accounting policy for the amortization of deferred financing fees.

(r) To record the accretion of the liability component of the exchangeable debentures using the effective interest rate method, of $112 and $220, over the term of maturity of 7 years, for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(s) To record the interest paid on the exchangeable debentures of US$55,000,000 at 6.25% or $2,118 and $4,456 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(t) To record interest expense on the $48,000 drawn on the amended credit facility in the form of bankers' acceptances at the rate of 2.60% plus a stamping fee of 2.00%, for a total of $1,195 and a rate of 2.36% plus a stamping fee of 2.00%, for a total of $2,390 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(u) To record the elimination of the interest expense on the Ripon related project debt, which will be repaid with proceeds from the public offering, for a total of $2,991 and $7,069 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(v) To eliminate the interest expense on the original credit facility, for a total of $802 and $1,174 for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

(w) To record the elimination of the costs associated with the March 2005 early extinguishment of debt on Ripon's old financing arrangement which is being refinanced as part of this prospectus.

(In thousands of Canadian dollars, except per trust unit amounts and unless otherwise indicated)

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS ***(Continued)***

(x) To record the elimination of the mark-to-market on the interest rate swap on the Ripon project debt that is being refinanced and the interest rate swap that is being terminated as part of this transaction.

(y) To record a provision for income taxes to reflect changes to taxable income and to the Fund's capital structure as a result of the adjustments to the Pro Forma Financial Statements.

(z) To record eight days of the results of Countryside District Energy Holdings Corp. from April 1, 2004 through April 8, 2004 the date of the acquisition of Countryside District Energy Holdings Corp. by the Fund:

Energy sales revenue	$336
Fuel and other fees revenue	43
Operating and maintenance expense	290
General and administration expense	22
Depreciation and administration expense	27
Interest income	(1)
Future income tax expense	12
	$ 29

(aa) To record the *pro forma* results of the Fund for the period from January 1, 2004 to April 8, 2004, based on the actual results for the Fund for the period from April 8, 2004 to December 31, 2004 pro-rated for the three months and eight days prior to the Fund's Initial Public Offering, except for the interest income on the loan to U.S. Energy Biogas Corp., for which the actual interest was calculated from the loan amortization schedule, and the income on the U.S. Energy Biogas Corp. royalty, which was calculated based on actual results for the period, as follows:

Fuel and other fees revenue	$ 158
Interest income on loans to U.S. Energy Biogas Corp.	3,131
Income from U.S. Energy Biogas Corp. royalty interest	164
Depreciation and administration expense	374
Future income tax benefit	61

(bb) To record the elimination of the amortization of deferred financing fees of $7 relating to the long-term debt recorded in the statement of income and retained earnings of USE Canada Holdings.

(cc) To record amounts owing to the Manager under the long-term incentive plan of nil and $885 for the six months ending June 30, 2005 and the year ending December 31, 2004, respectively.

(dd) To record the elimination of the interest expense of $448 recognized in the statement of income and retained earnings of USE Canada Holdings for the three months ended March 31, 2004, related to the bank debt that was acquired by the Fund as part of the acquisition of USE Canada Holdings, and subsequently repaid.

(ee) The basic earnings per unit calculations are based on the assumption that 19,625,000 Units were issued and outstanding for the periods presented. The diluted earnings and loss per unit is based on the assumption that an additional 6,022,000 Units from the exchangeable debenture issue were exchanged during the periods presented.

3. INCOME TAXES

The Fund and the underwriters of the Initial Offering received opinions from U.S. tax counsel on certain tax matters related to its investments in U.S. Energy Biogas Corp. ("USEB"). The pro forma consolidated financial statements of the Fund reflect these opinions: specifically, that the USEB Loans should be respected as debt and the interest on the USEB Loans should be deductible by USEB for U.S. federal income tax purposes, and that interest should not be subject to any U.S. federal income tax withholding.

The Fund has also made a loan to its U.S. subsidiary. The Fund believes that interest on these loans should be deductible by the U.S. subsidiary for U.S. federal income tax purposes, subject to limitations imposed by Section 163(j) of the Internal Revenue Code of 1986, and that the interest should be subject to U.S. federal income tax withholding.

3. INCOME TAXES (Continued)

There can be no assurance that the Internal Revenue Service ("IRS") will not challenge various tax filing positions taken by the Fund. Management believes it is unlikely that the IRS would be successful; however, the effect on the income of the Fund and the net cash received by the Fund of a successful challenge by the IRS would be limited in the near term due to the tax position of USEB. In the longer term, a successful challenge by the IRS could negatively impact cash received by the Fund through its investments in USEB.

In addition to the foregoing, and in common with other complex international business structures, the Fund is subject to various additional uncertainties concerning the interpretation and application of Canadian and U.S. tax laws. If tax authorities disagreed with the Fund's application of tax laws, the Fund's profitability and cash flows could be adversely affected.

4. CONTINGENCIES

A proceeding is currently pending before the California Public Utility Commission ("CPUC"), in which the CPUC is considering whether to apply a March 2001 ruling which decreased "Short Run Avoided Cost" or "SRAC" levels retroactively to the period December 2000 to March 2001. Such a ruling could, in theory, apply to many Qualifying Facilities ("QF's") in California including the Ripon Facilities and may lead utilities to seek refunds or offsets from the QF's which sold the utilities' power during such 4 month period. While management believes that such a result is unlikely, the outcome of such a regulatory proceeding cannot be predicted with certainty. Even in the event of an adverse result, management believes Ripon would have several meritorious legal defenses that would be available to protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them.

Interim Consolidated Financial Statements

Ripon Power LLC

(formerly Lightyear Rockland Partners LLC)

Unaudited

June 29, 2005

RIPON POWER LLC

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

(thousands of U.S. dollars)

	As at June 29, 2005	As at December 31, 2004
ASSETS		
Current		
Cash and cash equivalents	$ 1,847	$ 2,964
Restricted cash	—	5,000
Escrow deposits	—	3,000
Other deposits	196	196
Accounts receivable	6,806	6,882
Prepaid expenses	113	263
Total current assets	8,962	18,305
Intangible assets — power purchase agreements, net	43,877	45,695
Property, plant and equipment, net	20,108	20,835
Deferred financing costs, net	1,588	2,006
Total assets	$74,535	$86,841
LIABILITIES AND MEMBERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 4,133	$ 4,886
Management fees payable — affiliates	163	163
Interest payable	499	1,142
Current portion of term loan	4,580	2,827
Total current liabilities	9,375	9,018
Term loan	54,920	61,046
Swap contract	2,542	—
Total liabilities	66,837	70,064
Members' equity	7,698	16,777
Total liabilities and members' equity	$74,535	$86,841

See accompanying notes.

RIPON POWER LLC

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited

(thousands of U.S. dollars)

	Period from January 1, 2005 to June 29, 2005	Period from January 27, 2004 to June 30, 2004
Electricity revenue	$26,556	$20,596
Steam revenue	1,623	1,346
	28,179	21,942
Cost of fuel	19,309	15,049
Operating expenses	4,526	3,782
	23,835	18,831
Gross margin	4,344	3,111
Depreciation and amortization expense	2,643	2,178
General and administration expense	559	443
Operating income	1,142	490
Interest income	65	37
Interest expense	(2,427)	(2,510)
Cost associated with the early extinguishment of debt	(3,247)	—
Unrealized loss on interest rate swap	(2,542)	—
Net loss for the period	$(7,009)	$(1,983)

See accompanying notes.

RIPON POWER LLC

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Unaudited

(thousands of U.S. dollars, except per Unit amounts)

	For the period from January 27, 2004 to June 30, 2004						
	Preferred members		Class A common		Class B Common		
	Units #	Amount $	Units #	Amount $	Units #	Amount $	$
Contributions	18,809,150	18,809	600,000	600	400,000	400	19,809
Net loss	—	(983)	—	(600)	—	(400)	(1,983)
Members' equity June 30, 2004	18,809,150	17,826	600,000	—	400,000	—	17,826

	For the period from January 1, 2005 to June 29, 2005						
	Preferred members		Class A common		Class B Common		
	Units #	Amount $	Units #	Amount $	Units #	Amount $	$
Member's equity December 31, 2004	17,480,000	16,777	600,000	—	400,000	—	16,777
Distributions	—	(996)	—	(644)	—	(430)	(2,070)
Net income (loss)	—	(8,083)	—	644	—	430	(7,009)
Members' equity June 30, 2005	17,480,000	7,698	600,000	—	400,000	—	7,698

See accompanying notes.

RIPON POWER LLC

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

(thousands of U.S. dollars)

	Period from January 1, 2005 to June 29, 2005	Period from January 27, 2004 to June 30, 2004
OPERATING ACTIVITIES		
Net loss for the period	$ (7,009)	$ (1,983)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization	2,806	2,362
Costs associated with the early extinguishment of debt	3,247	—
Swap contract	2,542	
Changes in operating assets and liabilities that provided (used) cash:		
Cash withdrawn from (deposited in) escrow	3,000	(3,000)
Accounts receivable	76	(1,136)
Deposits	—	(196)
Prepaid expenses	149	(81)
Accounts payable and accrued liabilities	(752)	319
Management fees payable — affiliates	—	279
Interest payable	(643)	1,153
Cash provided by (used in) operating activities	3,416	(2,283)
INVESTING ACTIVITIES		
Acquisition of net assets, net of cash acquired	—	(73,564)
Purchase of property plant and equipment	(99)	(555)
Cash used in investing activities	(99)	(74,119)
FINANCING ACTIVITIES		
Term loan	—	65,700
Cash withdrawn from debt service reserve account	5,000	—
Cash deposited in debt service reserve account	—	(3,649)
Principal payments on term loan	(65,127)	(345)
Proceeds from new term loan	59,500	
Deferred financing charges on credit facility	(1,737)	(2,405)
Contributions from members	—	19,809
Distributions to members	(2,070)	—
Cash provided by (used in) financing activities	(4,434)	79,110
Net increase (decrease) in cash and cash equivalents during period	(1,117)	2,708
Cash and cash equivalents, beginning of period	2,964	—
Cash and cash equivalents, end of period	1,847	2,708
Supplemental cash flow information		
Interest paid	$ 4,165	$ 1,170

See accompanying notes.

RIPON POWER LLC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
(thousands of U.S. dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements of Ripon Power LLC ("Ripon Power"), formerly, Lightyear Rockland Partners LLC, have been prepared by management using United States generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, which are in all material respects in accordance with Canadian generally accepted accounting principles. These unaudited notes to the consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with Ripon Power's audited consolidated financial statements and notes for the period ended December 31, 2004.

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of management, these unaudited interim consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the period ended December 31, 2004.

(a) Basis of Presentation

Ripon Cogeneration LLC ("Ripon LLC") was acquired on January 27, 2004 and as such, the comparative financial statements are from the period commencing at the date of acquisition, January 27, 2004, through June 30, 2004.

(b) Basis of Consolidation

The consolidated financial statements of Ripon Power include the accounts of its wholly-owned subsidiary, Ripon LLC. All inter-entity transactions and balances have been eliminated on consolidation.

2. ACQUISITION OF RIPON COGENERATION

On January 27, 2004, Lightrock LLC ("Lightrock"), a wholly-owned subsidiary of Ripon Power, acquired 100% of the interest in Ripon LLC, originally Ripon Cogeneration Inc., from Tractebel Power, Inc for $76,502. Immediately following the acquisition, Lightrock was merged into Ripon LLC and the merged company assumed the name of Ripon LLC. These financial statement comparatives are for the period from January 27, 2004, the date of Ripon Power's acquisition of Ripon LLC, through June 30, 2004.

The acquisition of Ripon LLC was accounted for using the purchase method. The purchase price was satisfied through net cash consideration of approximately $73,500, plus approximately $3,000 of transaction costs.

The purchase price has been allocated, as follows:

Current assets (including cash of $2,938)	$ 9,313
Capital assets	21,750
Power purchase agreements	49,028
Current liabilities	(3,589)
	$76,502

(thousands of U.S. dollars)

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	June 29, 2005	December 31, 2004
Plant — Ripon	$11,445	$11,346
Plant — San Gabriel	7,186	7,186
Machinery and equipment	1,570	1,570
Land	2,202	2,202
	22,403	22,304
Accumulated depreciation	(2,295)	(1,469)
Total	**$20,108**	**$20,835**

4. INTANGIBLE ASSETS

	June 29, 2005	December 31, 2004
Intangible assets — Ripon	$33,802	$33,802
Intangible assets — San Gabriel	15,226	15,226
	49,028	49,028
Accumulated amortization	(5,151)	(3,333)
Total	**$43,877**	**$45,695**

5. TERM LOAN

On January 27, 2004, Ripon LLC borrowed $65,700 in the form of a term loan maturing on January 15, 2011 from Credit Suisse First Boston ("CSFB"), acting through its Cayman Islands Branch, as Administrative Agent. As of December 31, 2004, the term loan bore interest at LIBOR plus 5.75%. Ripon LLC incurred financing costs of $2,405 related to this financing arrangement. These costs were capitalized and amortized using the effective interest rate method over the original term of the loan. With the exception of the $3,000 fuel credit support account and the incidental operating account, the CSFB term loan was secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire.

Refinancing

Ripon LLC refinanced its CSFB credit facility as of March 24, 2005 among a syndicate of U.S. Banks, including Union Bank of California, N.A. ("UBOC"), in its capacity as administrative agent, collateral agent and issuing bank on behalf of the lenders ("Ripon Credit Facility"). The Ripon Credit Facility includes a US$59,500 term loan facility maturing on April 25, 2018 ("Term Loan"), a US$5,000 debt service reserve letter of credit expiring on March 24, 2015 ("DSR LOC"), a US$3,000 letter of credit issued for benefit of a fuel supplier with an expiration of July 10, 2006 ("BP LOC"), and a US$2,000 working capital revolver maturing on March 24, 2008 ("W/C Revolver").

Proceeds from the UBOC refinancing were used to repay the CSFB term loan in full including a 2% prepayment premium. The remaining unamortized balance of the deferred financing costs of $1,991 associated with the CSFB term loan were written off during the six month period ended June 29, 2005.

The UBOC Term Loan is available to be drawn in U.S. dollars, and the interest rate will be based either on the U.S. prime, or LIBOR rate, plus an applicable margin which escalates throughout the loan term. For U.S. prime rate loans the applicable margin increases from 0.50% to 1.00% and for LIBOR loans from 1.50% to 2.00%. The W/C Revolver is subject to the same interest rate schedule as outlined for the Term Loan, and to a commitment fee of 0.375% on any undrawn commitment amount. As of June 29, 2005, the W/C Revolver was undrawn. The DSR LOC and the BP LOC are subject to fees on the drawn amount, equal to the then applicable margin of the Term Loan. As of June 29, 2005, no amounts were outstanding under either DSR LOC or the BP LOC. As of June 29, 2005, the Term Loan was fully drawn under LIBOR loans at a rate of 3.10% plus an applicable margin of 1.5%. The Ripon Credit Facility is non-recourse to Ripon Power and is secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire. The Term Loan contains a financial covenant requiring Ripon LLC to maintain a debt service coverage ratio no less than 1.2 to 1.0 as well as other customary affirmative and negative covenants for a non-recourse project financing. As at June 29, 2005, the debt service coverage ratio was at 1.34:1. If the financial covenant is not satisfied at each quarterly reporting period,

(thousands of U.S. dollars)

5. TERM LOAN (Continued)

then all excess cash flow from Ripon LLC after payment of all debt service and operating expenses will be restricted, including a restriction on dividend payments. If the debt service coverage ratio is not restored to a level above the required covenant within four quarters, the Term Loan shall be prepaid with accumulated cash.

Principal maturities of the Term Loan commence repayment on July 15, 2005 and are payable during the next five years as follows:

2005 (for the six months ending December 31, 2005)	US$ 2,605
2006	3,951
2007	4,112
2008	4,177
2009	4,334
Thereafter	40,321
	US$59,500

As of March 30, 2005, Ripon LLC entered into an interest rate swap agreement with UBOC to fix the floating LIBOR rate paid on the fully drawn balance of the Term Loan at 4.939% per annum. The effective rate of interest when adding the applicable margin is 6.439%. The swap maturity coincides with the maturity of the Ripon Credit Facility on April 25, 2018. The notional amount of the swap of $59,500, amortizes on the same schedule as the Term Loan and payments are due every three months.

As at June 29, 2005 the fair value of the swap agreement was US$2,542 unfavourable which has been recorded as an other liability on the consolidated balance sheets.

Ripon LLC incurred financing costs of $1,737 related to this financing arrangement. These costs are being capitalized and amortized over the life of the loan, using the effective interest rate method.

At June 29, 2005, the fair value of the amount drawn on the Ripon Credit Facility approximated its carrying value.

6. MEMBERS' EQUITY

Allocation of distributions

Pursuant to Section 9 of the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") distributions of Net Cash Flow (as defined in the Agreement) included a semi-annual distribution to the members holding Series A preferred shares in proportion and to the extent of their Series A Priority Return, which approximates 6% (semi-annually) of the Base Amount (of $17,480 at June 30, 2005), as described in the Agreement). At June 30, 2005, the liquidation preference of the Series A Priority Returns totaled $17,968 (including an undistributed Series A Priority Return of $488 as at June 20, 2005).

7. RELATED PARTY TRANSACTIONS

Ripon Power pays a management fee quarterly in arrears for services to Lightyear Capital LLC, Rockland Capital Energy Investments LLC, and D. Milne & Associates (the "Managers"). For the period ended June 30, 2004 and June 29, 2005, Ripon Power incurred management fees and late interest of $279 and $2 and $325 and $3, respectively. Management fees payable at June 30, 2004 and June 29, 2005 totaled $279 and $163 respectively.

8. SIGNIFICANT TRANSACTION

On June 29, 2005, 100% of the membership interests in Lightyear Rockland Partners LLC were sold to an indirect wholly-owned subsidiary of Countryside Power Income Fund for $35,800 in cash.

REPORT OF INDEPENDENT AUDITORS

To the Owners of Membership Interest of Ripon Power LLC

We have audited the accompanying consolidated balance sheet of Ripon Power LLC (the "Company") as of December 31, 2004 and the related consolidated statements of operations, changes in members' equity, and cash flows for the period January 27, 2004 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ripon Power LLC at December 31, 2004 and the results of its operations, changes in members' equity and its cash flows for the period January 27, 2004 through December 31, 2004 in conformity with United States generally accepted accounting principles.

(Signed) Ernst & Young LLP

New York, New York
September 9, 2005.
Except for Note 6(b), as
to which the date is October 27, 2005

RIPON POWER LLC

CONSOLIDATED BALANCE SHEET

As at December 31, 2004

(thousands of U.S. dollars)

	As at December 31, 2004
ASSETS	
Current	
Cash and cash equivalents	$ 2,964
Restricted cash	5,000
Escrow deposits	3,000
Other deposits	196
Accounts receivable	6,882
Prepaid expenses	263
Total current assets	18,305
Intangible assets — power purchase agreements, net	45,695
Property, plant and equipment, net	20,835
Deferred financing costs, net	2,006
Total assets	$86,841
LIABILITIES AND MEMBERS' EQUITY	
Current	
Accounts payable and accrued liabilities	$ 4,886
Management fees payable — affiliates	163
Interest payable	1,142
Current portion of term loan	2,827
Total current liabilities	9,018
Term loan	61,046
Total liabilities	70,064
Members' equity	16,777
Total liabilities and members' equity	$86,841

See accompanying notes.

RIPON POWER LLC

CONSOLIDATED STATEMENT OF OPERATIONS

(thousands of U.S. dollars)

	For the Period from January 27, 2004 to December 31, 2004
Electricity revenue	$47,103
Steam revenue	3,014
	50,117
Cost of fuel	31,750
Operating expenses	7,381
	39,131
Gross margin	10,986
Depreciation and amortization expense	4,802
General and administration expense	944
Operating income	5,240
Interest income	127
Interest expense	(5,453)
Net loss for the period	$ (86)

See accompanying notes.

RIPON POWER LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

As at December 31, 2004

(thousands of U.S. dollars, except per Unit amounts)
(for the period from January 27, 2004 to December 31, 2004)

	Preferred members		Class A common		Class B Common		
	Units #	*Amount* $	*Units* #	*Amount* $	*Units* #	*Amount* $	$
Contributions	18,809,150	18,809	600,000	600	400,000	400	19,809
Redemptions	(1,329,150)	(1,329)	—	—	—	—	(1,329)
Distributions	—	(1,617)	—	—	—	—	(1,617)
Net loss	—	914	—	(600)	—	(400)	(86)
Members' equity December 31, 2004	17,480,000	16,777	600,000	—	400,000	—	16,777

See accompanying notes.

RIPON POWER LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

(thousands of U.S. dollars)

	For the Period from January 27, 2004 to December 31, 2004
OPERATING ACTIVITIES	
Net loss for the period	$ (86)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	5,201
Changes in operating assets and liabilities that provided (used) cash:	
Cash deposited in escrow	(3,000)
Accounts receivable	(684)
Deposits	(196)
Prepaid expenses	(86)
Accounts payable and accrued expenses	1,297
Management fee payable — affiliates	163
Interest payable	1,142
Cash provided by operating activities	3,751
INVESTING ACTIVITIES	
Acquisition of net assets, net of cash acquired	(73,564)
Purchase of property plant and equipment	(554)
Cash used in investing activities	(74,118)
FINANCING ACTIVITIES	
Proceeds from note payable	65,700
Cash deposited in debt service reserve account	(5,000)
Principal payments on note payable	(1,827)
Deferred financing charges on new credit facility	(2,405)
Contributions from members	19,809
Series A redemptions	(1,329)
Series A distributions	(1,617)
Cash provided by financing activities	73,331
Net increase in cash and cash equivalents during period	2,964
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	2,964
Supplemental cash flow information	
Interest paid	$ 3,911

See accompanying notes.

(thousands of dollars)

NOTE 1 — ORGANIZATION AND BUSINESS

Ripon Power LLC ("Ripon Power"), formerly Lightyear Rockland Partners LLC, is a Delaware Limited Liability Company organized to own Ripon Cogeneration, LLC ("Ripon LLC"), collectively referred to as the Company. Ripon Power is owned by The Lightyear Co-Invest Partnership LP, The Lightyear Fund AIV LP, Rockland Capital Energy Investments, LLC and D. Milne & Associates.

Ripon LLC is a Delaware Limited Liability Company organized to construct, own, and operate the two projects in California; Ripon and San Gabriel. These facilities are Qualifying Facilities under the *Public Utility Regulatory Policy Act of 1978*. The Ripon plant sells steam to the Fox River Paper Company and sells power to Pacific Gas & Electric under a power purchase agreement that expires in 2018. The San Gabriel plant sells steam to the Smurfit Newsprint Paper Mill and sells power to Southern California Edison Company under a power purchase agreement that expires in 2016.

On January 27, 2004, Lightrock LLC ("Lightrock"), a wholly-owned subsidiary of Ripon Power, acquired 100% of the interest in Ripon LLC, originally Ripon Cogeneration Inc., from Tractebel Power, Inc for $76,502. Immediately following the acquisition, Lightrock was merged into Ripon LLC and the merged company assumed the name of Ripon Cogeneration LLC. These financial statements are for the period January 27, 2004, the date of Ripon Power's acquisition of Ripon LLC, through December 31, 2004.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation — The consolidated financial statements include the accounts of Ripon Power LLC and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Basis of Accounting — These consolidated financial statements have been prepared using the accrual basis of accounting in conformity with United States generally accepted accounting principles which are, in all material respects, in accordance with Canadian generally accepted accounting principles.

Cash Flows — Ripon Power presents cash flows using the indirect method and considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Restricted Cash — Under the Credit Suisse First Boston ("CSFB") credit agreement, Ripon LLC is required to maintain a debt service reserve account. The restricted cash represents the cash held in the CSFB debt service reserve account.

Escrow Deposits — Under the Ripon facility's fixed price gas agreement with BP Energy Company ("BP"), Ripon LLC is required to maintain $3,000 of credit support for the benefit of BP.

Property, Plant and Equipment — Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated remaining useful lives of the assets.

Intangible Assets — Intangible assets consisting of power purchase agreements are carried at cost less accumulated amortization. The power purchase agreements are amortized over the term of each respective agreement.

Deferred Financing Costs — Deferred financing costs consist of costs associated with the issuance of the long-term debt. These costs have been deferred, and are being amortized to interest expense using the effective interest method over the term of the related debt. Deferred financing costs are reported net of amortization on the balance sheet.

Revenue Recognition — Sales of steam and electricity are recorded based upon output delivered and capacity provided as specified under contract terms.

Income Taxes — Ripon Power is organized as a limited liability company and, as such, its income and deductions are passed through to the Ripon Power members. The Ripon Power members are responsible for their share of such items in the income tax return. Accordingly, no provision has been made for income taxes.

Long-Lived Assets — Ripon Power follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Ripon Power evaluates its long-lived assets, including its long-lived intangible assets, for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. Ripon Power evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected uses and eventual disposition of those assets and compares that amount to the carrying value of those assets. When these comparisons indicate that the carrying value of those assets is greater than the respective undiscounted cash flows, Ripon Power recognizes an impairment loss for the amount that the carrying value exceeds the fair value. Ripon Power evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonments, by comparing the carrying value of those assets to their estimated fair value less costs to sell. If the carrying value of assets to be disposed of exceeds the respective fair value less cost to sell, Ripon Power recognizes an impairment loss for the amount of the excess. No indications of impairment existed during the period ended December 31, 2004.

(thousands of dollars)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts as well as certain disclosures. Ripon Power's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Financial Instruments — Ripon Power's financial instruments primarily consist of cash and cash equivalents, restricted cash, escrow deposits, accounts receivable and accounts payable. The book values of cash and cash equivalents, accounts receivable and payable are representative of their respective fair values due to the short-term nature of these instruments.

Repair and Maintenance Costs — Ripon Power expenses major repair maintenance costs when they are incurred.

Major Customers and Concentration of Credit Risk — Each facility has one primary utility customer under long-term contract, as well as one industrial customer to which it provides steam under long-term contracts. Ripon Power's credit risk exposure in the event of non-performance by its customers is limited to the face value of the receivables. No collateral is required on these receivables.

NOTE 3 — ACQUISITION OF RIPON LLC

The acquisition of Ripon LLC was accounted for using the purchase method. The purchase price was satisfied through net cash consideration of approximately $73,500, plus approximately $3,000 of transaction costs.

The purchase price has been allocated, as follows:

Current assets, including cash of $2,938	$ 9,313
Capital assets	21,750
Power purchase agreements	49,028
Current liabilities	(3,589)
	$76,502

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

In its allocation of the purchase price between property, plant & equipment ("PP&E") and intangible assets, Ripon Power attributed a value of $250 per kilowatt ("kW") to PP&E with the remainder of the purchase price allocated to the plants' power purchase agreements. The PP&E value of $250 per kW was arrived at through an assessment of market values for similar properties with particular consideration paid to the age of the facilities, their relative efficiency to other power projects, and their location near major load centers within the capacity constrained California market. Management believes this to be the best estimate of the fair value of the PP&E and intangible assets.

Property, plant and equipment consisted of the following at December 31, 2004:

	December 31, 2004	Useful Life
Plant — Ripon	$11,346	14 years
Plant — San Gabriel	7,186	12 years
Machinery and equipment	1,570	7 years
Land	2,202	
	22,304	
Accumulated depreciation	(1,469)	
Total	**$20,835**	

Intangible assets consisted of the following at December 31, 2004:

	December 31, 2004	Useful Life
Intangible assets — Ripon	$33,802	14 years
Intangible assets — San Gabriel	15,226	12 years
	49,028	
Accumulated amortization	(3,333)	
Total	**$45,695**	

(thousands of dollars)

The estimated annual amount of amortization expense to be recorded in connection with the power purchase agreements in each of the five succeeding fiscal years is $3,636.

NOTE 5 — TERM LOAN

On January 27, 2004, Ripon LLC borrowed $65,700 in the form of a term loan maturing on January 15, 2011 from CSFB, acting through its Cayman Islands Branch, as Administrative Agent. As of December 31, 2004, the term loan bears interest at LIBOR plus 5.75%. Ripon LLC incurred financing costs of $2,405. These costs were capitalized and amortized through the term of the loan. With the exception of the $3,000 fuel credit support account and the incidental operating account, the CSFB term loan is secured by all of Ripon LLC's fixed assets, contracts, permits, and any other assets or investments Ripon LLC may own or acquire. The term loan contains financial covenants requiring Ripon LLC to maintain a leverage ratio no greater than 7.0 to 1.0 and a debt service coverage ratio no less than 1.0 to 1.0 as well as a variety of other standard affirmative and negative covenants. The term loan is non-recourse to Ripon Power.

During 2004, Ripon LLC repaid $1,827 of the principal amount outstanding. Ripon LLC incurred $5,043 in interest during 2004, of which $3,901 was paid and $1,142 is payable at December 31, 2004.

Principal maturities during the next five years are as follows:

2005	$ 2,827
2006	4,950
2007	3,543
2008	3,912
2009	4,087
Thereafter	44,554
Total	**$63,873**

NOTE 6 — COMMITMENTS AND CONTINGENCIES

a) Commitments

(i) Ripon LLC has two gas turbine lease agreements with a third party, one for each plant, to have turbines available for their use during the year. For the period ended December 31, 2004, Ripon LLC recorded $148 and $148 of rental expense in connection with San Gabriel's lease and Ripon's lease, respectively. San Gabriel's lease expires in July 2007 and Ripon's lease expires in August 2006. Both leases are subject to an annual escalation amount based upon on an inflation factor.

(ii) Under the plants' fuel purchase agreements with BP, each plant is required to purchase 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day. This purchase commitment is effective for both plants through the life of agreements, which expire on June 30, 2006. The price of fuel for Ripon is fixed at $5.305 per MMBtu under its fuel purchase agreement. Accordingly, Ripon's minimum future fuel commitments are as follows: $19,363 for 2005 and $9,602 for 2006. The Ripon fuel purchase agreement is considered under relevant accounting literature to be a derivative contract, however as the contract was entered into to fulfill normal business needs, it is not required to be accounted for at fair value. The price of fuel for San Gabriel resets monthly at current market prices. As such, the fair value of the plant's minimum future fuel commitments through June 30, 2006 is not reasonably determinable. San Gabriel's effective price of fuel was $6.4654 per MMBtu at December 31, 2004.

b) Contingencies

(i) A proceeding is currently pending before the California Public Utility Commission ("CPUC"), in which the CPUC is considering whether to apply a March 2001 ruling which decreased "Short Run Avoided Cost" or "SRAC" levels retroactively to the period December 2000 to March 2001. Such a ruling could, in theory, apply to many Qualifying Facilities ("QF's") in California including the Ripon Facilities and may lead utilities to seek refunds or offsets from the QF's which sold the utilities' power during such 4 month period. While management believes that such a result is unlikely, the outcome of such a regulatory proceeding cannot be predicted with certainty. Even in the event of an adverse result, management believes Ripon would have several meritorious legal defenses that would be available to protect Ripon from any material adverse impact. However, there is no assurance that Ripon would prevail on such defenses if called upon to assert them.

NOTE 7 — MEMBERS' EQUITY

Allocation of distributions

Pursuant to Section 9 of the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") distributions of Net Cash Flow (as defined in the Agreement) will be as follows in order:

a. Quarterly, the Tax Distribution Amount (as defined in the Agreement) to the members in proportion to the amount of net taxable income pursuant to Section 8 of the Agreement (2004 — nil);

(thousands of dollars)

b. Semi-annually, to the members holding Series A preferred shares in proportion and to the extent of their Series A Priority Return, which approximates 6% (semi-annually) of the Base Amount (of $17,480 at December 31, 2004, as described in the Agreement). At December 31, 2004, the undistributed Series A Priority Return totaled $443;

c. Semi-annually, to the members holding Series A preferred shares in the amounts deemed distributed to the members pursuant to certain terms in the Agreement;

d. Upon the occurrence of an optional or mandatory redemption to the members holding Series A preferred shares in proportion to and to the extent of the amounts necessary to redeem such shares in accordance with certain terms in the Agreement; and

e. At the discretion of the Board of Directors, to the members holding Class A and Class B Common Shares, in proportion to their common percentage interest, provided however, that from and after such time as the Series A Preferred Shares have been fully redeemed, all Net Cash Flow remaining after the application of paragraph a. above will be distributed to the members holding Class A and Class B common Shares, in proportion to their common percentage interests.

Allocation of profit and loss

Pursuant to Section 8(a) of the Agreement, profits and losses for any year should be allocated among the members so as to reduce, proportionately, the difference between their respective Partially Adjusted Capital Accounts ("PACA") and their Target Capital Accounts ("TCA") (as defined in the Agreement). Specifically, if there are profits for any calendar year, each member whose PACA is greater than their TCA for the year will be allocated items of expense or loss for the year equal to the difference between their TCA and PACA. If in any year there are losses, each member whose TCA is greater then their PACA for the year will be allocated items of income or gain for the year equal to the difference between their TCA and PACA. The remaining profit or loss is allocated to the remaining members in proportion to their contributions.

Dissolution

Pursuant to Section 25 of the Agreement, subject to the rights and preferences of the holder of the Series A preferred shares to receive the Base Amount (as defined in the Agreement — $17,480 at December 31, 2004) and any accrued unpaid Series A priority returns in respect of the Series A preferred shares, prior to any distribution in respect of the common shares, upon any voluntary or involuntary liquidation, dissolution or wind up of the affairs of the Company, the holders of the common shares are entitled to receive all assets of the Company available for distribution to its members. At December 31, 2005, the liquidation preference totaled $17,923 (including the undistributed Series A Priority Return of $443).

NOTE 8 — RELATED PARTY TRANSACTIONS

Ripon Power pays a management fee quarterly in arrears for services to Lightyear Capital LLC, Rockland Capital Energy Investments LLC, and D. Milne & Associates (the "Managers"). For the period ended December 31, 2004, Ripon Power incurred management fees and late interest of $604 and $10, respectively. Management fees payable at December 31, 2004 totaled $163.

NOTE 9 — SUBSEQUENT EVENTS

Refinancing

On March 24, 2005, the CSFB term loan was refinanced through Union Bank of California ("UBOC"). Proceeds from the UBOC refinancing were used to repay the CSFB term loan in full including a 2% prepayment premium. The UBOC refinancing includes a $59,500 term loan facility maturing on April 25, 2018, a $5,000 Debt Service Reserve Letter of Credit, $3,000 BP Letter of Credit, and a $2,000 working capital revolver. The UBOC refinancing extends the term of the CSFB term loan, reduces and fixes the interest rate, and releases restricted cash held in connection with the CSFB credit agreement. Payments under the UBOC term loan are made quarterly on January 15th, April 15th, July 15th, and October 15th of each year. The interest rate is tied to LIBOR plus a margin. The following table contains the interest rate margin for the relevant periods:

Period	Margin
Closing date through July 14, 2006	1.500%
July 15, 2006 through July 14, 2010	1.750%
July 15, 2010 through July 14, 2014	1.875%
July 15, 2014 through final maturity date	2.000%

At the closing of the UBOC refinancing Ripon LLC executed an interest rate swap, the notional amount of which is $59,500, fixing LIBOR at 4.939%.

Sale of Ripon Power

On June 29, 2005, 100% of the membership interests in Lightyear Rockland Partners LLC were sold to an indirect wholly-owned subsidiary of Countryside Power Income Fund for $35,800 in cash.

Ripon Cogeneration, Inc.

Financial Statements for the Years Ended

December 31, 2003 and 2002, and

Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ripon Cogeneration, Inc.

We have audited the accompanying balance sheets of Ripon Cogeneration, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ripon Cogeneration, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for major maintenance in 2002.

Houston, Texas
March 30, 2004

(Signed) DELOITTE & TOUCHE LLP

RIPON COGENERATION, INC.

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$12,431,093	$ 5,729,288
Accounts receivable — net	5,481,761	6,743,591
Prepaid expenses	391,664	371,170
Total current assets	18,304,518	12,844,049
PROPERTY, PLANT AND EQUIPMENT — Net	65,035,252	72,160,379
DERIVATIVE ASSETS	6,004,184	
TOTAL	$89,343,954	$85,004,428
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 855,794	$ 4,428,755
Due to affiliates	8,656,610	3,367,019
Deferred tax liability	42,382	21,978
Total current liabilities	9,554,786	7,817,752
DEFERRED INCOME TAXES	6,486,619	3,235,857
DERIVATIVE LIABILITIES		1,849,270
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000	1,000
Paid-in capital	69,744,070	73,196,241
Accumulated other comprehensive income	3,557,479	(1,095,692)
Retained earnings	—	—
Total stockholder's equity	73,302,549	72,101,549
TOTAL	$89,343,954	$85,004,428

See notes to financial statements.

RIPON COGENERATION, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 2003 and 2002

	2003	2002
Electricity and Steam Revenues	$55,777,442	$47,222,174
Cost of Fuel	34,283,571	26,527,465
Operating Expenses	4,988,594	4,664,207
Gross Margin	16,505,277	16,030,502
Depreciation	6,225,591	5,064,812
General Overhead Expenses	2,876,993	1,243,658
Operating Income	7,402,693	9,722,032
Interest Income	118,260	649,160
Income before Provision for Income Taxes and Cumulative effect of Change in Accounting Principle	7,520,953	10,371,192
Provision for Income taxes	(2,773,124)	(3,768,266)
Income before Cumulative Effect of Change in Accounting Principle	4,747,829	6,602,926
Cumulative Effect of Change in Accounting Principle, Net of Taxes of $311,305		526,887
NET INCOME	$ 4,747,829	$ 7,129,813

See notes to financial statements.

RIPON COGENERATION, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
Years ended December 31, 2003 and 2002

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE — January 1, 2002	1,000	$73,335,118	$ 17,467,034	$(9,541,603)	$ 81,261,549
Net Income			7,129,813		7,129,813
Net changes related to cash flow hedges — net of tax				8,445,911	8,445,911
Total comprehensive income					15,575,724
Dividends		(138,877)	(24,596,847)		(24,735,724)
BALANCE — December 31, 2002	1,000	73,196,241		(1,095,692)	72,101,549
Net income			4,747,829		4,747,829
Net changes related to cash flow hedges — net of tax				4,653,171	4,653,171
Total comprehensive income					9,401,000
Dividends		(3,452,171)	(4,747,829)		(8,200,000)
BALANCE — December 31, 2003	1,000	$69,744,070	$ —	$ 3,557,479	$ 73,302,549

See notes to financial statements.

RIPON COGENERATION, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,747,829	$ 7,129,813
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,225,591	5,064,812
Deferred tax expense	70,883	521,440
Loss on disposal of property, plant and equipment	1,509,826	9,149
Changes in operating assets and liabilities that provided (used) cash:		
Accounts receivable	1,261,830	31,302,330
Prepaid expenses	(20,494)	(31,458)
Accounts payable and accrued expenses	(3,572,961)	867,643
Due to affiliates	5,289,591	(13,037,472)
Net cash provided by operating activities	15,512,095	31,826,257
CASH FLOWS USED IN INVESTING ACTIVITIES —		
Purchase of property, plant and equipment	(610,290)	(4,902,032)
CASH FLOWS USED IN FINANCING ACTIVITIES —		
Dividends paid	(8,200,000)	(24,735,724)
INCREASE IN CASH AND CASH EQUIVALENTS	6,701,805	2,188,501
CASH AND CASH EQUIVALENTS — Beginning of year	5,729,288	3,540,787
CASH AND CASH EQUIVALENTS — End of year	$12,431,093	$ 5,729,288

See notes to financial statements.

RIPON COGENERATION, INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

1. THE COMPANY

Ripon Cogeneration, Inc. (the "Company") is a wholly owned subsidiary of Tractebel Power, Inc. The Company was formerly Mediafin USA Incorporated, but changed its name shortly after purchasing a 42-megawatt, natural gas-fueled cogeneration plant from Simpson Paper Company ("Simpson") located in Ripon, California, on October 2, 1996 ("Ripon"). The Company also purchased Simpson's power purchase agreement with Pacific Gas and Electric and its steam agreement and ancillary services agreement with Fox River Paper Company. On November 4, 1997, the Company purchased, for cash, a second plant from Simpson located in Pomona, California, as well as Simpson's power purchase agreement with Southern California Edison and steam agreement with Smurfit Packaging Corporation. In addition, the Company executed an agreement for the San Gabriel facility to sell steam to Simpson. In 1998 Pomona Paper Company, Inc. ("Pomona"), purchased Simpson and the Company executed a new agreement with Pomona. In 2002 Pomona Paper Company notified Ripon Cogeneration, Inc. that it had elected to close and sell the facility.

The Company's energy agreements are subject to the Public Utilities Regulatory Policy Act of 1978 ("PURPA"). Proposed legislation in the U.S. congress has called for either a repeal of PURPA or a complete restructuring of the regulations governing the electric industry, including PURPA, in order to promote open competition in the industry. These federal initiatives are generally not yet effective, but many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power generation industry. The California Public Utility Commission has issued an electric industry restructuring decision, which commenced deregulation and implementation of customer choice of electricity supplier in early 1998. Both Ripon and San Gabriel are qualifying facilities ("QFs"), which each have one utility customer. Ripon sells its electricity output to Pacific Gas and Electric Company ("PG&E"), and San Gabriel sells its electricity output to Southern California Edison Company ("SOCAL"), under long-term Power Purchase Agreements ("PPAs") subject to rate orders effective in California for QFs.

In January 2001 both customers, PG&E and SOCAL, announced that they would not be able to meet all of their financial obligations as they became due. As a result, SOCAL petitioned to have rates paid to the QFs lowered or capped. In June 2001 SOCAL signed an agreement amending its PPA and agreeing on terms for repayment of amounts owed to San Gabriel plus interest. In August 2001 PG&E reached an agreement on terms of repayment with Ripon plus interest, revising the rate received for electricity to an average rate of $53.70 per megawatt hour for five years before returning to the original PPA rate. In December 2001 an agreement was approved by the California bankruptcy court requiring PG&E to begin payments on the outstanding receivables plus accrued interest at 5%. Interest income of $0 and $580,613 related to these receivables had been recognized as of December 31, 2003 and 2002, respectively. During 2002, SOCAL and PG&E fulfilled their obligations under these agreements and paid the full amount of outstanding receivables and interest.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — Sales of steam and electricity are recorded based upon output delivered and capacity provided as specified under contract terms.

Property, Plant and Equipment — Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated remaining useful lives of the assets (plants 20 and 22 years and machinery and equipment 3 to 7 years).

Income Taxes — Income taxes are accounted for using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company is a member of the Tractebel, Inc. consolidated group for tax reporting to federal and state authorities. The provision for income taxes represents the income taxes that would be provided by the Company on a separate return basis.

Cash Flows — The Company presents cash flows using the indirect method and considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Financial Instruments — The Company's financial instruments not considered derivatives consist primarily of cash and cash equivalents, accounts receivable and accounts payable. The book values of cash and cash equivalents, accounts receivable and payable are representative of their respective fair values due to the short-term nature of these instruments.

Repair and Maintenance Costs — Prior to 2002, a major repair and maintenance reserve was recorded based upon the Company's scheduled periodic major maintenance plans for the plants. Other repair and maintenance costs are charged to expense as incurred. Effective January 1, 2002, the Company changed its method of accounting for major maintenance to expense these amounts when they are incurred. The Company believes this method is preferable and the change resulted in the reversal of the existing reserves at January 1, 2002, which was reflected as a cumulative effect of a change in accounting principle in the accompanying statement of operations.

Long-Lived Assets — In 2002 the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

evaluates its long-lived assets for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. The Company evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected uses and eventual disposition of those assets and compares that amount to the carrying value of those assets. When these comparisons indicate that the carrying value of those assets is greater than the respective undiscounted cash flows, the Company recognizes an impairment loss for the amount that the carrying value exceeds the fair value. The Company evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonment, by comparing the carrying value of those assets to their estimated fair value less costs to sell. If the carrying value of assets to be disposed of exceeds the respective fair value less costs to sell, the Company recognizes an impairment loss for the amounts of the excess. Under SFAS No. 144, assets held for sale will be included in discontinued operations if the operations and cash flows will be, or have been, eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the related operations. No impairment of tangible assets has been indicated since adoption of this standard.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Major Customers and Concentration of Credit Risk — Each facility has one primary utility customer under long-term contract, as well as one to two industrial customers to which it provides steam under long-term contracts. The Company's credit risk exposure in the event of nonperformance by its customers is limited to the face value of the receivables. No collateral is required on these receivables.

Derivative Instruments and Risk Management Activities — In the normal course of business, the Company employs a variety of physical instruments to manage its exposure to fluctuations in energy-related commodities prices.

The Company accounts for these derivative instruments in accordance with the requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended, requires the Company to record all derivatives on the balance sheet at fair value. Changes in the fair value of nonhedge derivatives will be immediately recognized in earnings. Changes in fair values of derivatives accounted for as hedges will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other accumulated comprehensive income ("OCI") until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The Company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in either the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting. This standard results in additional volatility in reported earnings, other comprehensive income and accumulated other comprehensive income.

Energy and Energy-Related Commodities — The Company has price risk exposure due to changes in its fuel cost for running its power facilities. Commodity swap contracts are used by the Company to hedge the price risk exposure related to natural gas purchases for the power facilities. The Company documents these contracts as cash flow hedges when the contracts are highly effective in reducing the related price risk. Under the swaps, the Company pays a fixed price and receives a floating price, which effectively fixes the price to be paid for the natural gas. Realized gains and losses on the commodity swap contracts that qualify as cash flow hedges are recognized when the related commodities are purchased. The fair value of these instruments is reflected as a derivative liability.

The effects on OCI of these cash flow hedges were as follows in 2003 and 2002:

	December 31	
	2003	**2002**
Balance — January 1	$(1,095,692)	$(9,541,603)
Income statement effect of settled transactions	(1,532,910)	3,598,590
Net market value gains on commodity hedges	6,186,081	4,847,321
Balance — December 31	$ 3,557,479	$(1,095,692)

As of December 31, 2002, the Company had $1,095,692 of unrecognized losses (net of tax of $753,578) in OCI related to commodity contracts designated as cash flow hedges. As these hedged fuel purchase transactions occurred, income of $1,532,910 (net of tax of $1,021,940) was recognized into earnings out of OCI during 2003. The remaining change in OCI relates to market value changes of commodity hedges during 2003, net of tax.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2003, the Company had $3,557,479 of unrecognized gains (net of tax of $2,446,705) remaining in OCI related to commodity contracts designated as cash flow hedges and estimates that $2,061,233 of this amount (net of tax of $1,414,708) will be realized into earnings during the next twelve months as the hedged fuel purchase transactions take place. These agreements run through June 2006, and are transacted through a related party. During 2003 and 2002, these hedges did not have any ineffectiveness to be recorded to earnings.

Recent Accounting Standards — SFAS No. 143, *Accounting for Asset Retirement Obligations*, is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption permitted. SFAS No. 143 establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143, which occurred on January 1, 2003, did not have a material impact on the Company's financial statements.

In June 2002 the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which establishes financial accounting and reporting standards for restructuring costs including involuntary severance payments, contract termination and other exit costs and relocation costs. SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. This statement is effective for exit or disposal activities that are initiated after December 31, 2002, and the Company had no such activities in 2003.

In November 2002 the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that guarantors recognize, at the inception of the guarantee, a liability for the fair value of the guarantee. In addition, FIN 45 clarifies the disclosures required of guarantors for certain guarantees that it has issued. The recognition and measurement criteria of this interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements of FIN 45 in 2002. The adoption of the recognition and measurement criteria on January 1, 2003 did not have a significant effect on the Company's financial position or results of operations.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31	
	2003	2002
Plant — Ripon	$ 61,254,212	$ 61,177,431
Plant — San Gabriel	34,549,836	36,071,877
Land	403,345	403,346
Machinery and equipment	316,570	324,919
	96,523,963	97,977,573
Accumulated depreciation	(31,488,711)	(25,817,194)
Total	$ 65,035,252	$ 72,160,379

4. INCOME TAXES

The net deferred tax liabilities consists primarily of the tax effects of differences for financial reporting and tax purposes of depreciation methods, recognition of changes in value of derivative instruments and deductibility of accruals and reserves. Current year changes to the net deferred tax liability which were not recorded through the statement of operations of $3,200,283 was primarily related to the derivative instrument adjustment to OCI.

4. INCOME TAXES (Continued)

The provision for income taxes consisted of the following:

	December 31	
	2003	2002
Federal income taxes:		
Current	$2,622,821	$3,558,131
Deferred	(65,882)	281,269
State income taxes:		
Current	79,420	
Deferred	136,765	240,171
Total	$2,773,124	$4,079,571

Current income taxes payable are included in balances due to affiliates in the accompanying financial statements. The Company paid $0 and $6,732,789, to Tractebel, Inc. in 2003 and 2002, respectively, related to taxes payable from prior years.

5. COMMITMENTS

The Company has two turbine lease agreements with a third party, one for each plant, to have turbines available for their use during the year. The Company paid annual base fees of $162,243 for San Gabriel's lease, which will expire in July 2007. The Company paid annual base fees of $163,302 for Ripon's lease, which will expire in August 2006. Both leases are subject to an annual escalation amount based upon on inflation factor.

6. RELATED-PARTY TRANSACTIONS

The Company pays a monthly management fee to a subsidiary of Tractebel, Inc., for certain administrative services. For the years ended December 31, 2003 and 2002, management fees were $82,666 and $81,550, respectively. In addition, the Company had amounts payable or receivable to Tractebel, Inc., and subsidiaries for taxes and various other expenses paid on its behalf.

7. SUBSEQUENT EVENTS

In January 2004 Tractebel Power, Inc. sold its interests in Ripon Cogeneration, Inc.

CERTIFICATE OF THE FUND AND COUNTRYSIDE CANADA

Dated: November 8, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

COUNTRYSIDE POWER INCOME FUND
BY ITS ATTORNEY,
COUNTRYSIDE CANADA VENTURES INC.

By: ALLEN ROTHMAN
Director

COUNTRYSIDE CANADA POWER INC.
BY ITS ATTORNEY,
COUNTRYSIDE VENTURES LLC

By: GÖRAN MÖRNHED
Chief Executive Officer

By: EDWARD M. CAMPANA
Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: November 8, 2005

To the best of our knowledge, information and belief, this short-form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.
By: (Signed) DAVID H. WILLIAMS	By: (Signed) DAVID DAL BELLO

TD SECURITIES INC.

By: (Signed) HAROLD R. HOLLOWAY

BMO NESBITT BURNS INC.	NATIONAL BANK FINANCIAL INC.
By: (Signed) STEVEN A. BRAUN	By: (Signed) WILLIAM M. CROSSLAND

COUNTRYSIDE
POWER INCOME FUND

QUEBECOR MERRILL
CANADA INC
Printed In Canada

Table of Contents

X –Securities Trading

None

XI – Organization Documents and Certain Material Contracts

XII – Other Miscellaneous Documents

1. ***Annual Reports***

2. ***News Releases (Distributions)***

2.1. ***News Releases (Earnings Release)***

2.2. ***News Releases (Other)***

B. Documents to be Distributed by the Fund to the Unitholders of the Fund Pursuant to the Securities Act

C. DOCUMENTS FILED PURSUANT TO THE TSX COMPANY MANUAL

(For the Period from January 1, 2005 to April 24, 2006)

D. Documents to be Distributed by the Fund to the Unitholders of the Fund Pursuant to the TSX Company Manual

I – Distribution Notice

II – Annual Financial Statements, Annual Reports and Associated Management's Discussion and Analysis

III – Interim Financial Statements

Stone & Webster Management Consultants, Inc.

One Main Street, Suite 900
Cambridge, MA 02142
Phone: 617.589.2000
Fax: 617.589.1372

Shaw® Stone & Webster Management Consultants, Inc.

November 8, 2005

HARD COPY ON FILE
FILED BY SEDAR
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Financial Services Regulation Division
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Countryside Power Income Fund and Countryside Canada Power Inc. (together, the "Issuer") (Final) Short Form Prospectus dated November 8, 2005

We refer to the (final) short-form prospectus dated November 8, 2005 (the "Prospectus") of the Issuer relating to the qualification of the distribution of units by Countryside Power Income Fund and 6.25% exchangeable unsecured subordinated debentures by Countryside Canada Power Inc.

We consent to the use in the Prospectus of our report, an independent engineering due diligence assessment of the Ripon and San Gabriel Facilities, dated June 28, 2005 (the "Report"). In preparing the Report, Stone & Webster Management Consultants, Inc. ("Stone & Webster Consultants") conducted site visits, reviewed data, information and analyses made available to Stone and Webster Consultants and used Stone and Webster Consultants' knowledge and experience with electric generating facilities of the same type as the Ripon and San Gabriel Facilities. Stone and Webster Consultants provided assistance and consulting services to the Fund in the following areas: (i) assessment of the condition of the Ripon and San Gabriel Facilities; (ii) analysis of recent improvements and major maintenance activities; (iii) review of the performance and reliability of the Ripon and San Gabriel Facilities; (iv) evaluation of the operation and maintenance costs; (v) remaining life assessment beyond the initial PPA contract

terms; (vi) assessment of the environmental condition, compliance history, and performance requirements; and (vii) technical requirements in the revenue contracts.

We also hereby consent to the reference to our name in the Prospectus under the headings "The Acquisition – Rational for the Acquisition – Stable and Sustainable Source of Cash Flow", "Description of the Acquired Facilities – The Ripon Facility – Operating History", "Description of the Acquired Facilities – The San Gabriel Facility – Operating History" and "Independent Engineers' Report".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our report referred to above or that are within our knowledge as a result of the services performed by us in connection with the preparation of such report.

This letter is solely for the information of the parties to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

Stone & Webster Management Consultants, Inc.

John Senner
Vice-President

TORYS LLP
NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

November 8, 2005

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of Yukon
Registrar of Securities, Government of the Northwest Territories
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

**Re: Countryside Power Income Fund and Countryside Canada Power Inc.
Final Short Form Prospectus dated November 8, 2005**

We hereby consent to the reference to our name on the inside cover page and under the heading "Interest of Experts" and to the reference to our name and to the use of our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the short form prospectus dated November 8, 2005 (the "Prospectus") relating to the offering of Units of Countryside Power Income Fund and 6.25% Exchangeable Unsecured Subordinated Debentures of Countryside Canada Power Inc.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"Torys LLP"

5866737.1
16104-2220

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

November 8, 2005

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Financial Services Regulation Division, Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Countryside Power Income Fund and Countryside Canada Power Inc. (together, the "Issuer") - (Final) Short Form Prospectus dated November 8, 2005

We refer to the (final) short-form prospectus dated November 8, 2005 (the "Prospectus") of the Issuer relating to the qualification of the distribution of units by Countryside Power Income Fund and exchangeable unsecured subordinated debentures by Countryside Canada Power Inc.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" and to the reference to our name on the inside cover page of the Prospectus and under the heading "Interest of Experts".

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinions.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

terms; (vi) assessment of the environmental condition, compliance history, and performance requirements; and (vii) technical requirements in the revenue contracts.

We also hereby consent to the reference to our name in the Prospectus under the headings "The Acquisition – Rational for the Acquisition – Stable and Sustainable Source of Cash Flow", "Description of the Acquired Facilities – The Ripon Facility – Operating History", "Description of the Acquired Facilities – The San Gabriel Facility – Operating History" and "Independent Engineers' Report".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our report referred to above or that are within our knowledge as a result of the services performed by us in connection with the preparation of such report.

This letter is solely for the information of the parties to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

Stone & Webster Management Consultants, Inc.

John Senner
Vice-President

TORYS LLP

NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

November 8, 2005

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of Yukon
Registrar of Securities, Government of the Northwest Territories
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

**Re: Countryside Power Income Fund and Countryside Canada Power Inc.
Final Short Form Prospectus dated November 8, 2005**

We hereby consent to the reference to our name on the inside cover page and under the heading "Interest of Experts" and to the reference to our name and to the use of our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the short form prospectus dated November 8, 2005 (the "Prospectus") relating to the offering of Units of Countryside Power Income Fund and 6.25% Exchangeable Unsecured Subordinated Debentures of Countryside Canada Power Inc.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"Torys LLP"

5866737.1
16104-2220

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6
Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

November 8, 2005

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Financial Services Regulation Division, Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Countryside Power Income Fund and Countryside Canada Power Inc. (together, the "Issuer") - (Final) Short Form Prospectus dated November 8, 2005

We refer to the (final) short-form prospectus dated November 8, 2005 (the "Prospectus") of the Issuer relating to the qualification of the distribution of units by Countryside Power Income Fund and exchangeable unsecured subordinated debentures by Countryside Canada Power Inc.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" and to the reference to our name on the inside cover page of the Prospectus and under the heading "Interest of Experts".

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinions.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"*Goodmans LLP*"

Ernst & Young

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

November 8, 2005

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Yukon Territories
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
(collectively, the "Securities Regulatory Authorities")

Dear Sirs / Mesdames:

Re: Ripon Power LLC (formerly Lightyear Rockland Partners LLC) ("Ripon Power")

We refer to the short form prospectus of Countryside Power Income Fund (the "Fund") and Countryside Canada Power Inc. ("CCPI") dated November 8, 2005 relating to the distribution of 4,720,000 units of the Fund and US$55,000,000 aggregate principal amount of 6.25% exchangeable unsecured debentures of CCPI (the "Prospectus").

We consent to the inclusion in the Prospectus, of our report dated September 9, 2005 (except for note 6(b), as to which the date is October 27, 2005) to the Owners of Membership Interest of Ripon Power on the following financial statements:

Consolidated balance sheet as at December 31, 2004; and

Consolidated statements of operations, changes in members' equity and cash flows for the period from January 27, 2004 to December 31, 2004.

We report that we have read the Prospectus and all information specifically included therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

ERNST & YOUNG ■ Ernst & Young LLP

This letter is provided solely for the purpose of assisting the Securities Regulatory Authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst + Young LLP

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

November 8, 2005

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

RE: Countryside Power Income Fund (the "Fund") and Countryside Canada Power Inc. ("Countryside Canada" and collectively with The Fund, the "Issuer")

We refer to the short form prospectus of the Issuer dated November 8, 2005 qualifying the distribution of 4,720,000 units of the Fund at a price of $9.35 per unit and further qualifying the distribution of US$55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures due October 31, 2012 of Countryside Canada, a wholly owned subsidiary of the Fund, at a price of US$1,000 per debenture.

We consent to the use, in the above-mentioned short form prospectus, of our report dated March 30, 2004 to the Board of Directors of Ripon Cogeneration Inc. (the "Company") on the following financial statements of the Company:

Balance sheets as of December 31, 2003 and 2002;

Statements of operations, stockholder's equity and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the short form prospectus and all information related to the Ripon Cogeneration financial statements referred to above and considered whether such information, or the manner of its presentation is materially inconsistent with information, or the manner of its presentation appearing in the financial statements contained therein upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Deloitte & Touche LLP

ERNST & YOUNG

Ernst & Young LLP
P.O. Box 251, 222 Bay Street
Toronto, ON, M5K 1J7

Phone: (416) 864-1234
Fax: (416) 864-1174
www.ey.com

November 8, 2005

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Yukon Territories
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
(collectively, the "Securities Regulatory Authorities")

Dear Sirs / Mesdames:

Re: Countryside Power Income Fund (the "Fund) and Countryside Canada Power Inc. ("Countryside Canada" and together with the Fund, the "Issuer")

We refer to the short form prospectus of the Issuer dated November 8, 2005 relating to the distribution of 4,720,000 units of the Fund and US$55,000,000 aggregate principal amount of 6.25% exchangeable unsecured subordinated debentures of Countryside Canada (the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report dated March 18, 2005 to the unitholders of the Fund on the following financial statements:

Consolidated balance sheet as at December 31, 2004; and

Consolidated statements of income and deficit and cash flows for the period from February 16, 2004 to December 31, 2004.

We also consent to the use in the Prospectus of our compilation report dated October 27, 2005 to the trustees of the Fund on the following unaudited pro forma consolidated financial statements (the "Pro Forma Statements"):

Unaudited pro forma consolidated balance sheet of the Fund as at June 30, 2005;

ERNST & YOUNG

Unaudited pro forma consolidated statements of income of the Fund for the six month period ended June 30, 2005 and the year ended December 31, 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements or our reading of the Pro Forma Statements.

This letter is provided solely for the purpose of assisting the Securities Regulatory Authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

November 8, 2005

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Financial Services Regulation Division, Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Countryside Power Income Fund and Countryside Canada Power Inc. (together, the "Issuer") - (Final) Short Form Prospectus dated November 8, 2005

We refer to the (final) short-form prospectus dated November 8, 2005 (the "Prospectus") of the Issuer relating to the qualification of the distribution of units by Countryside Power Income Fund and exchangeable unsecured subordinated debentures by Countryside Canada Power Inc.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" and to the reference to our name on the inside cover page of the Prospectus and under the heading "Interest of Experts".

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinions.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

RECEIVED
2005 APR 27 A 11:50
FICE OF INTERNATIONAL
CORPORATE FINANCE

COUNTRYSIDE POWER INCOME FUND

FIRST AMENDED AND RESTATED DECLARATION OF TRUST

April 8, 2004

TABLE OF CONTENTS

COUNTRYSIDE POWER INCOME FUND

THIS FIRST AMENDED AND RESTATED DECLARATION OF TRUST is made the 8th day of April, 2004.

WHEREAS the Trust was established pursuant to a declaration of trust dated the 16th day of February, 2004 (the "**Original Declaration of Trust**") for investment purposes, including investing in securities of Countryside Canada Power Inc.;

AND WHEREAS the Trust was on that date settled with an amount of $10.00 in lawful money of Canada (the "**Initial Contribution**");

AND WHEREAS the Trustees have agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of these assets in accordance with the provisions hereinafter set forth;

AND WHEREAS the Initial Unitholder and the Trustees desire that the beneficiaries of the Trust, including the Initial Unitholder, shall be the holders of Trust Units;

AND WHEREAS it is intended that Trust Units be offered for sale to members of the public in each of the provinces and territories of Canada pursuant to a prospectus;

AND WHEREAS the Initial Unitholder and the Trustees desire that the Trust shall qualify as a "unit trust" or as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the *Income Tax Act* (Canada) (the "**Tax Act**"), respectively;

AND WHEREAS the undersigned Trustees wish to amend and restate the Original Declaration of Trust by executing this First Amended and Restated Declaration of Trust.

NOW THEREFORE, the undersigned Trustees, being all of the Trustees, hereby confirm and declare that they continue to hold in trust, as Trustees, the Initial Contribution and any and all other property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to or otherwise received by them as Trustees or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the benefit of the Trust Unitholders hereunder in accordance with and subject to the expressed provisions of this Declaration of Trust, to wit:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust, including the recitals hereto, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) if the word "**company**" was changed to "**person**" (as defined herein);

(b) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

(c) "**Auditors**" means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means Ernst & Young, LLP;

(d) "**Book-Entry System**" means the record-entry securities transfer and pledge system known, as of the date hereof, by such name, which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(e) "**Business Day**" means a day which is not a Saturday, Sunday or civic or statutory holiday in the Province of Ontario;

(f) "**Canadian Resident**" means a person who is not a Non-resident;

(g) "**Cash Flow of the Trust**" has the meaning ascribed thereto in Subsection 5.1(a);

(h) "**CDS**" means The Canadian Depository for Securities Limited and its successors;

(i) "**CDS Participant**" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

(j) "**Closing**" means the completion of the issue of Trust Units to the public pursuant to the Offering; "**Date of Closing**" means the date on which Closing occurs; and "**Time of Closing**" means the time on the Date of Closing at which Closing occurs;

(k) "**Company**" means Countryside Canada Power Inc., and any of its successors;

(l) "**Company Notes**" means the subordinated unsecured notes to be issued by the Company pursuant to the Note Indenture;

(m) "**Company Shares**" means the common shares of the Company;

(n) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust;

(o) "**Declaration of Trust**" or "**Declaration**" means this instrument, as the same may be supplemented, amended or restated from time to time; and "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof and includes any and every instrument supplemental or ancillary hereto or in implementation hereof;

(p) "**Depository**" has the meaning ascribed thereto in Subsection 13.1(a);

(q) "**Distributable Cash Flow**" has the meaning ascribed thereto in Subsection 5.1(b);

(r) "**Distribution Payment Dates**" in respect of a Distribution Period means a date no later than the last day of the month immediately following the end of the Distribution Period or, if such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustees;

(s) "**Distribution Period**" means each calendar month in each calendar year, from and including the first day thereof and to and including the last day thereof, provided that the first Distribution Period shall begin on (and include) the Date of Closing and shall end on (and include) the last day of the month in the month following the Date of Closing;

(t) "**Distribution Record Date**" means the last Business Day of each Distribution Period;

(u) "**Income of the Trust**" has the meaning ascribed thereto in Subsection 5.2(a);

(v) "**Initial Contribution**" means the amount of $10.00 paid by the Initial Unitholder to the Trustees for the purpose of settling this trust;

(w) "**Initial Unitholder**" means the person named as the first unitholder of the Trust as the party of the second part to this Declaration of Trust;

(x) "**Monthly Limit**" has the meaning ascribed thereto in Subsection 6.4(a);

(y) "**Net Realized Capital Gains**" has the meaning ascribed thereto in Subsection 5.2(b);

(z) "**Non-resident**" means a non-resident of Canada within the meaning of the Tax Act;

(aa) "**Note Indenture**" means the agreement to be entered into between the Company and a trust company pursuant to which the Company Notes will be issued, as the same may be supplemented, amended or restated from time to time and Note Indenture also means any subsequent agreement that may be entered into between the Company and a trust company pursuant to which notes are issued;

(bb) "**Offering**" means the initial offering of Trust Units to the public pursuant to the Prospectus;

(cc) "**person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and government and agencies and political subdivisions thereof;

(dd) "**Prospectus**" means the (final) prospectus of the Trust providing for the Offering and "**Preliminary Prospectus**" means the preliminary prospectus of the Trust with respect to the Offering, and in each case includes any amendment or amendments thereof;

(ee) "**Redemption Date**" has the meaning ascribed thereto in Subsection 6.3(a)(i);

(ff) "**Redemption Price**" has the meaning ascribed thereto in Subsection 6.3(a);

(gg) "**Special Resolution**" has the meaning ascribed thereto in Section 12.6;

(hh) "**Subordination Agreement**" has the meaning ascribed thereto in Subsection 2.7(d);

(ii) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985 (5th Supp.) c. 1, as amended, and the regulations thereunder;

(jj) "**Transfer Agent**" means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Trust Units, together with any sub-transfer agent duly appointed by such registrar and transfer agent;

(kk) "**Transfer Date**" has the meaning ascribed thereto in Section 6.5;

(ll) "**Trust**" means the trust constituted by this Declaration of Trust;

(mm) "**Trust Assets**", at any time, means such of the following monies, properties and other assets as are at such time held by the Trust or by the Trustees on behalf of the Trust:

(i) the Initial Contribution;

(ii) all funds or property derived from the issuance or sale of Trust Units or other cash received by the Trust;

(iii) any Company Shares and any Company Notes owned by the Trust;

(iv) any proceeds of disposition of any of the foregoing property;

(v) any securities issued to the Trust by the Company on the maturity of the Company Notes or as distributions in respect of the Company Shares; and

(vi) all income, interest, profit, return of capital, gains and accretions, and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(nn) "**Trust Liabilities**" has the meaning ascribed thereto in Subsection 2.7(a);

(oo) "**Trust Units**" means the trust units of the Trust authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof;

(pp) "**Trust Unit Certificate**" means a certificate, in form approved by the Trustees, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(qq) "**Trust Unitholders**" means at any time the holders at that time of one or more Trust Units, as shown on the register of such holders maintained by the Transfer Agent on behalf of the Trust.

(rr) "**Trustee**" means an individual who is, in accordance with the provisions hereof, a trustee of the Trust at that time and "**Trustees**" means, at any time, all of the individuals, each of whom is at that time a Trustee;

(ss) "**Underwriters**" means CIBC World Markets Inc., BMO Nesbitt Burns Inc. and any other underwriting firm that forms part of the Offering syndicate; and

(tt) "**Underwriting Agreement**" means the agreement to be entered into among the Trust, U.S. Energy Systems, Inc. and the Underwriters in respect of the Offering.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed or which may not be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof, and where reference is made in this Declaration of Trust to actions, rights or obligations of the Trustees, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustees in their capacity as Trustees, and not in their other capacities, unless the context otherwise requires.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Number and Gender

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; words importing a gender shall include the feminine, masculine and neuter genders; and words importing persons includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and government and agencies and political subdivisions thereof.

1.5 Headings for Reference Only

The division of this Declaration of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. Notwithstanding the foregoing, this section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

1.7 Currency

All references in this Declaration of Trust to "dollars" or "$" are to Canadian dollars, unless otherwise noted.

1.8 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

1.9 Governing Law

This Declaration of Trust and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Ontario.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of the Trust

The Trustees hereby declare and agree to hold the Trust Assets in trust for the use and benefit of the Trust Unitholders, their successors, permitted assigns and personal representatives and, subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 Initial Contribution

The Initial Unitholder paid the Initial Contribution to the Trustees for the purpose of settling the Trust and the Initial Unitholder was issued one Trust Unit of the Trust.

2.3 Name of Trust

(a) The Trust shall be known and designated as the "COUNTRYSIDE POWER INCOME FUND" and, whenever practicable, lawful and convenient, the property

of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Trust shall be located at 246 Waterloo Street, London, Ontario N6B 2N4 or such other place or places in Canada as the Trustees may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated, open-ended, limited purpose trust, established for the purposes specified in Section 4.1. The Trust is not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustees or any individual Trustee or the Trust Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustees are not and shall not be, or be deemed to be, agents of the Trust Unitholders. The relationship of the Trust Unitholders to the Trustees shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Rights of Trust Unitholders

The rights of each Trust Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein and, except as provided herein, no Trust Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustees. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustees and no Trust Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Trust Unitholder or Trust Unitholders shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

2.7 Liability of Trust Unitholders

(a) No Trust Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or

derived therefrom; (ii) the obligations or the activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any act or omission of the Trustees or by any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) except as provided in Section 5.8, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other person (except the Trust Unitholder to the extent required by applicable tax laws) on behalf of or in connection with the activities or affairs of the Trust (collectively, "**Trust Liabilities**").

(b) No Trust Unitholder in its capacity as a Trust Unitholder shall be liable to indemnify the Trustees or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.7, any Trust Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such Trust Unitholder is entitled to be reimbursed out of the Trust Assets for any payment of Trust Liabilities made by such Trust Unitholder.

(d) If any Trust Asset should be distributed or declared to be distributable to Trust Unitholders contrary to the subordination provisions of the Note Indenture or the provisions of any subordination agreement (each a "**Subordination Agreement**") between the Trust and the persons entitled to enforce any of the indebtedness of the Company or contrary to the subordination provisions of the Note Indenture under which the same are issued, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in Subsection 2.7(c) shall not apply to any judgment in respect of (and to the extent only based on) such contrary distribution and no Trust Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, each Trust Unit shall vest indefeasibly in the holder thereof and the interest of each Trust

Unitholder shall be determined by the number of Trust Units registered in the name of the Trust Unitholder.

(b) Each Trust Unit represents an equal undivided beneficial interest in any distribution from the Trust (whether of Income of the Trust, Net Realized Capital Gains or other amounts) and in any net Trust Assets in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the Trust Assets. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority, except as provided in Section 5.8.

(c) The issued and outstanding Trust Units may be subdivided or consolidated from time to time by the Trustees without notice to or approval of the Trust Unitholder.

(d) Each Trust Unit shall entitle the holder of record thereof to one vote at all meetings of Trust Unitholders.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Trust Units

(a) Subject to Subsection 4.1(c), Trust Units may be issued by the Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine and, without limiting the generality of the foregoing, the Trustees may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Trust Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Trust Units. Without limitation of the foregoing, the Trustees may create and issue rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration) or options to subscribe for Trust Units or debt securities that are convertible into or exchangeable for Trust Units which rights, warrants, options or convertible debt securities may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants, options or convertible debt securities so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant, option or convertible debt security shall not be a Trust Unit and the holder thereof shall not be a Trust Unitholder.

(b) Trust Units are only to be issued as fully paid in money, property (including an obligation to pay consideration in instalments), or past services, and are not to be subject to future calls or assessments, except that Trust Units to be issued under an offering may be issued for consideration payable in instalments and the Trust may take a security interest over such Trust Units for unpaid instalments. In determining whether property or past services are the fair equivalent of monetary consideration, the Trustees may take into account reasonable charges and

expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust, and the resolution of the Trustees allotting and issuing such Trust Units shall express the fair equivalent in money of the other consideration received.

3.4 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Trust Unitholders pursuant to Section 5.7 or as a consequence of a consolidation pursuant to Section 3.6.

3.5 Re-Purchase of Initial Trust Unit by the Trust

Immediately after the Closing, the Trust will purchase the initial Trust Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial Trust Unit to the Trust, for a purchase price of $10.00 and, upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

3.6 Consolidation of Trust Units

Unless the Trustees determine otherwise, immediately after any *pro rata* distribution of additional Trust Units to all Trust Unitholders pursuant to Section 5.7, the number of the outstanding Trust Units will automatically be consolidated such that each Trust Unitholder will hold after the consolidation the same number of Trust Units as the Trust Unitholder held before the distribution of additional Trust Units. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the non-cash distribution of additional Trust Units and the consolidation.

Notwithstanding the foregoing, where tax is required to be withheld from a Trust Unitholder's share of the distribution, the consolidation will result in such Trust Unitholder holding that number of Trust Units equal to (i) the number of Trust Units held by such Trust Unitholder prior to the distribution plus the number of Trust Units received by such Trust Unitholder in connection with the distribution (net of the number of whole and part Trust Units withheld on account of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Trust Units outstanding prior to the distribution by the aggregate number of Trust Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Trust Unitholder. Such Unitholder will be required to surrender the Trust Unit certificates, if any, representing such Trust Unitholder's original Trust Units, in exchange for a Trust Unit certificate representing such Trust Unitholder's post consolidation Trust Units.

3.7 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit.

ARTICLE 4
INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust is an unincorporated, open-ended, limited purpose trust and its operations and activities shall be restricted to:

(a) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of the Company and other corporations, partnerships, trusts or other persons engaged, directly or indirectly, in the business of power, as well as activities ancillary or incidental thereto, and such other investments as the Trustees may determine;

(b) temporarily holding cash in interest bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Trust Units or other securities of the Trust and making distributions to Trust Unitholders;

(c) issuing Trust Units and other securities of the Trust (including securities convertible or exchangeable for Trust Units or warrants, options or other rights to acquire Trust Units or other securities of the Trust), including for the purposes of:

  (i) obtaining funds to conduct the activities described in paragraph (a) above, including raising funds for acquisitions and development;

  (ii) implementing Trust Unitholder rights plans, distribution reinvestment plans, distribution reinvestment and Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust or the Company or their respective subsidiaries; and

  (iii) making non-cash distributions to holders of Trust Units as contemplated by this Declaration of Trust, including pursuant to distribution reinvestment plans, if any, established by the Trust;

(d) issuing debt securities (including debt securities convertible into, or exchangeable for, Trust Units or other securities of the Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of its assets as security;

(e) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Trust, the Company or any of their respective subsidiaries or the performance of any obligation of the Trust, the Company or any of their respective subsidiaries, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, including securities issued by the Trust, the Company or any of their respective subsidiaries, as the case may be, as security for such guarantee, and subordinating its rights under the Company Notes to other indebtedness;

(f) disposing of any part of the Trust Assets;

(g) issuing or redeeming rights and Trust Units pursuant to any Trust Unitholder rights plan adopted by the Trust;

(h) repurchasing securities issued by the Trust, including Trust Units, subject to the provisions of this Declaration of Trust and applicable law;

(i) satisfying the obligations, liabilities or indebtedness of the Trust; and

(j) undertaking all other usual and customary actions for the conduct of the activities of the Trust in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by this Declaration of Trust,

provided that the Trust shall not undertake any activity, take any action or make or retain any investment which would result (or fail to take any action where such failure would result) in: (i) the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act; or (ii) the Trust Units being treated as "foreign property" for purposes of Part XI of the Tax Act.

4.2 Investment of Proceeds of Offering

At and immediately after the Time of Closing, the Trust shall use the proceeds from the sale of Trust Units issued in the Offering to subscribe for and acquire Company Shares and Company Notes.

4.3 Other Investments

To the extent that any monies or other property received by the Trust or the Trustees are not to be immediately used by the Trustees for the purpose of making distributions under Article 5 hereof, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in: (i) short-term debt obligations of or guaranteed by the Government of Canada or a province of Canada; (ii) short-term commercial paper obligations of a corporation whose short-term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's Ratings Services; (iii) short-term interest-bearing accounts and short-term certificates of deposit issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks; or (iv) any combination thereof. The Trustees shall not purchase or authorize the purchase of any investment which is "foreign property" for purposes of the Tax Act if such purchase would result in the Trust exceeding the foreign property limitations contained in the Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow of the Trust

(a) The Cash Flow of the Trust, for, or in respect of, any Distribution Period, shall be determined pursuant to the following provisions:

(i) the following amounts shall be included in the calculation:

(A) all amounts which are received by the Trust for and in respect of the Distribution Period, including, without limitation, distributions on the Company Shares, interest on the Company Notes, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; and

(B) all amounts received by the Trust in any prior Distribution Period to the extent not previously distributed;

(ii) the following amounts shall be deducted in the calculation:

(A) all costs and expenses of the Trust which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining the Cash Flow of the Trust in such prior period;

(B) all amounts which relate to the redemption of Trust Units and which have been paid or become payable in cash by the Trust in such Distribution Period;

(C) interest expense, if any, incurred by the Trust between distributions and any principal amounts paid or payable by the Trust in such Distribution Period; and

(D) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs that have been or are reasonably expected to be incurred by the Trust, including any tax liabilities of the Trust;

(iii) the net proceeds of the Offering or any other issuance of Trust Units or other securities, including debt securities, of the Trust and any associated expenses shall not be included in the calculations of Cash Flow of the Trust in respect of any Distribution Period.

(b) The Distributable Cash Flow for, or in respect of, a Distribution Period shall be the Cash Flow of the Trust for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to provide for the payment of any costs which have been or will be incurred in the activities and operations of the Trust (e.g., administrative expenses and other obligations of the Trust) and to provide for the payments of any tax liability of the Trust (but excluding such amounts previously deducted in Subsection 5.1(a)(ii).

5.2 Computation of Income and Net Realized Capital Gains

(a) The Income of the Trust for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to

the provisions thereof which relate to the calculation of taxable income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Trust Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The Net Realized Capital Gains of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust calculated in accordance with the provisions of the Tax Act in the year exceeds the aggregate of (i) the aggregate of the capital losses of the Trust calculated in accordance with the provisions of the Tax Act in the year, (ii) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year; and (iii) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustees; provided that at the discretion of the Trustees, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from previous years.

5.3 Distributions of Distributable Cash Flow

The Trustees shall, on or before each Distribution Record Date, declare payable to the Trust Unitholders on such Distribution Record Date, all of the Distributable Cash Flow for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash Flow shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Trust Unitholder's share of such Distributable Cash Flow shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash Flow multiplied by the number of Trust Units owned of record by each such Trust Unitholder on such Distribution Record Date. Subject to Section 5.7, Distributable Cash Flow which has been declared to be payable to Trust Unitholders in respect of a Distribution Period shall be paid in cash no later than on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to Trust Unitholders pursuant to Section 5.3, the Trustees may declare to be payable and make distributions, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts and on such dates as the Trustees may determine to persons who are Trust Unitholders at the record date for such distribution.

(b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Trust Unitholders all of the Income of the Trust, Net Realized

Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustees, be due and payable on December 31 in each such year to Trust Unitholders of record on December 31 of such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Subsection 5.4(a) and (d) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Subsection 5.4(a) and (d) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Subsections 5.4(a) and 5.4(b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of a distribution pursuant to Subsection 5.4(a) and on December 31 in respect of a distribution pursuant to Subsection 5.4(a). Each Trust Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Trust Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to Trust Unitholders pursuant to either Subsection 5.4(a) or 5.4(b) shall be paid in cash no later than on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Subsection 5.4(b) and, in respect of a distribution pursuant to Subsection 5.4(a) such amount shall be payable on December 31 and shall be paid forthwith, and in no event later than January 30 of the following year, subject to Section 5.6.

(d) In addition to the distributions which are made payable to Trust Unitholders, the Trustees may designate any income or capital gain realized by the Trust in a year as a result of the redemption of Trust Units pursuant to Section 6.5 to the redeeming Trust Unitholder or Trust Unitholders in accordance with this Article 5 and, more specifically, such income or capital gain may be treated as having been paid in the year by the Trust to the redeeming Trust Unitholder or Trust Unitholders out of the Income of the Trust or Net Realized Capital Gains of the Trust, as applicable.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act and analogous provisions of any applicable provincial legislation, the Trustees in each year shall make designations and elections in respect of the amounts payable to Trust Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received or deemed to be received by the Trust in the year on shares of taxable Canadian corporations, net taxable capital gains realized by the Trust in the year and foreign source income of and the foreign income tax paid by the Trust for the year, as well as designations under subsections 104(13.1) and/or (13.2) of the Tax Act for income to be taxed to the Trust, rather than to the Trust Unitholders. Distributions payable to Trust Unitholders pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that, subject to Subsection 2.7(d), each Trust Unitholder shall have the legal right to enforce payment of any amount payable to such Trust Unitholder as a result of any distribution which is declared or made payable to such Trust Unitholder pursuant to this Article as of the date on which such amount becomes payable.

5.7 Method of Payment of Distributions

(a) Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article on the due date for such payment or if any cash distribution should be contrary to any Subordination Agreement, the payment may, at the option of the Trustees, include the *pro rata* issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution, subject to all necessary regulatory approvals.

(b) The value of each Trust Unit which is issued pursuant to Subsection 5.7(a) shall be the market price (as defined in Section 6.3) of the Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Subsection 5.4(a) or December 31 in respect of a distribution under Subsection 5.4(b), provided that if the particular date is not a Business Day then the market price (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Trustees may deduct or withhold from distributions payable to any Trust Unitholder all amounts required by law to be withheld from such distributions, whether such

distributions are in the form of cash, additional Trust Units or otherwise. In the event of a distribution in the form of additional Trust Units, the Trustees may sell Trust Units of such Trust Unitholder to pay such withholding taxes and to pay all of the Trustees' reasonable expenses with regard thereto and the Trustees shall have the power of attorney of such Trust Unitholder to do so. Any such sale shall be made on any stock exchange on which the Trust Units are then listed and upon such sale, the affected Trust Unitholder shall cease to be the holder of such Trust Units.

5.9 Tax Act Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article which is defined in the Tax Act shall have for the purposes of this Article the meaning that it has in the Tax Act.

5.10 Payments to Trust Unitholders

Any cash payment required hereunder to be made to a Trust Unitholder shall be paid in Canadian dollars by cheque or bank draft to the order of the registered Trust Unitholder and may be mailed by ordinary mail to the last address appearing on the books of the Trust but may also be paid in such other manner as the Trust Unitholder has designated to the Trustees and the Trustees have accepted. In the case of joint registered Trust Unitholders, any cash payment required hereunder to be made to a Trust Unitholders shall be deemed to be required to be made to such Trust Unitholders jointly and shall be paid by cheque or bank draft but may also be paid in such other manner as the joint registered Trust Unitholders or any one of the joint registered Trust Unitholder has designated the Trustees and the Trustees have accepted. For greater certainty, a Trust Unitholder or any one of the joint Trust Unitholders may designate and the Trustees may accept that any payment required to be made hereunder shall be made by deposit to an account of such Trust Unitholder or to a joint account of such Trust Unitholder and any other person or in the case of joint registered Trust Unitholders to an account of joint registered Trust Unitholders or to an account of any one of the joint registered Trust Unitholders. A cheque or bank draft shall, unless the joint registered Trust Unitholders otherwise direct, be made payable to the order of all of the said joint registered Trust Unitholders, and if more than one address appears on the books of the Trust in respect of such joint unitholding, the cheque or bank draft or payment in other acceptable manner as aforesaid shall satisfy and discharge all liability of the Trustees or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at Toronto, Ontario, or at any other place where it is by its terms payable. In the event of non-receipt of any such cheque or bank draft by the person to whom it was mailed, the Trustees on proof of the non-receipt and upon satisfactory indemnity being given to it and to the Trust, shall issue to the person a replacement cheque or bank draft for a like amount.

The receipt of any payment not mailed or paid in another acceptable manner in accordance with this Section 5.10 by the registered Trust Unitholder shall be a valid and binding discharge to the Trust and to the Trustees for any payment made in respect of the registered Trust Units and if several persons are registered as joint registered Trust Unitholders or, in consequence of the death, bankruptcy or incapacity of a Trust Unitholder, one or several persons are entitled so to be registered in accordance with this Declaration of Trust respectively, receipt

of payment by any one of them shall be a valid and binding discharge to the Trust and to the Trustees for any such payment.

5.11 Distribution Reinvestment and Trust Unit Purchase Plan

Subject to any required regulatory approvals (and any Trust Unitholder approval imposed by regulatory requirements), the Trustees may, acting in their sole discretion, establish one or more Trust Unitholder rights plans, distribution reinvestment plans, distribution reinvestment and Trust Unit purchase plans, Trust Unit option plans or other compensation plans at any time and from time to time.

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each Trust Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Trust Unitholder all or any part of the Trust Units registered in the name of the Trust Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. The Trustees shall be entitled in their discretion to determine and designate whether any payments made in respect of any redemption are on account of income or capital.

6.2 Exercise of Redemption Right

(a) To exercise a Trust Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustees, shall be sent to the Trust at the head office of the Trust or as the Trustees may otherwise direct. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, the Trust Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein), including the right to receive any distributions thereon which are declared payable to the Trust Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustees, received the notice and other required documents or evidence as aforesaid.

6.3 Cash Redemption

(a) Upon receipt by or on behalf of the Trust of a notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for

redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Redemption Price**") equal to the lesser of:

(i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10-trading day period ending on the date on which the Units were surrendered for redemption (the "**Redemption Date**"); and

(ii) 100% of the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, the "**market price**" will be an amount equal to the weighted average of the closing price of the Trust Units for each of the trading days on which there was a closing price, provided that:

(i) if the applicable exchange or market does not provide a closing price, but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" will be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and

(ii) if there as trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" will be the weighted average of the following prices established for each of the 10 trading days:

(A) the weighted average of the last bid and the last asking prices of the Trust Units for each day there was no trading;

(B) the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and

(C) the weighted average of the highest and lowest prices of the Trust Units for each day that there was trading if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

The "**closing market price**" for the purpose of the foregoing calculations will be:

(i) an amount equal to the closing price of the Trust Units if there was a trade on the date and the exchange or market provides a closing price;

(ii) an amount equal to the weighted average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; or

(iii) the weighted average of the last bid and last asking prices of the Trust Units if there was no trading on that date.

(b) Subject to Sections 6.4 and 6.5, the Redemption Price payable in respect of the Trust Units surrendered for redemption during any calendar month shall be satisfied by way of cash payment no later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the redeeming Trust Unitholder unless such cheque is not honoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the redeeming Trust Unitholder in respect of the Trust Units so redeemed.

6.4 No Cash Redemption in Certain Circumstances

Subsection 6.3(b) shall not be applicable to Trust Units tendered for redemption by a Trust Unitholder, if:

(a) the total amount payable by the Trust in respect of those Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month;

(b) at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed (or, if not so listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10-day trading period commencing immediately after the Redemption Date.

6.5 *In Specie* Redemption

If, pursuant to Section 6.4, Subsection 6.3(b) is not applicable to Trust Units tendered for redemption by a Trust Unitholder, the Redemption Price per Trust Unit specified in Section 6.3 to which the Trust Unitholder would otherwise be entitled shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use reasonable commercial efforts to obtain forthwith), be paid and satisfied by way of a distribution *in specie* to such Trust Unitholder of a *pro rata* number of Company Shares and Company Notes held by the Trust and a *pro rata* share of any other Trust Assets (less a *pro rata* share of Trust Liabilities). The *pro rata* number of Company Shares and the *pro rata* number of Company Notes to be distributed to the Trust Unitholder in such circumstances shall be equal to: (i) the number of Trust Units tendered for redemption by the Trust Unitholder divided by the total number of Trust Units outstanding on the Redemption Date, multiplied by (ii) the number of Company Shares and the number of Company Notes, respectively, held by the Trust on the Redemption Date.

The Redemption Price payable pursuant to this Section 6.5 in respect of Trust Units tendered for redemption during any month shall, subject to receipt of all necessary

regulatory approvals, be paid by the transfer, to or to the order of the holder of Trust Units who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of Company Shares and Company Notes, determined as aforesaid. The Trust shall be entitled to all interest paid or accrued and unpaid on the Company Notes and the distributions paid on the Company Shares being transferred to and including the Transfer Date. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the securities of the Company, and a cheque or bank draft representing the Unitholder's share of cash pursuant to Section 6.3(b), by registered mail in a postage prepaid envelope addressed to the redeeming Trust Unitholder. Upon such payment, the Trust shall be discharged from all liability to the redeeming Trust Unitholder. Where the Trust makes a distribution *in specie* pursuant to this subsection, the Trustees shall be entitled, in their sole discretion, to designate to the redeeming Trust Unitholder or Trust Unitholders any income or capital gain realized by the Trust in a year as a result of the distribution of such property to the Trust Unitholder on the redemption of Trust Units. In the event that necessary regulatory approvals are not obtained on or before the end of the month following the month in which the Trust Units are tendered for redemption, the Redemption Price per Trust Unit shall be paid in cash on the Transfer Date.

6.6 Cancellation of all Redeemed Trust Units

All Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

ARTICLE 7
TRUSTEES

7.1 Number and Residence of Trustees

The Trustees shall consist of a minimum of three and no more than five Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees; provided that until otherwise so determined by resolution, the number of Trustees following completion of the Offering shall be three. All Trustees shall be Canadian Residents.

7.2 Calling and Notice of Meetings

Meetings of the Trustees shall be called and held at such time and at such place in Canada as the Trustees, the Chairperson of the Trustees or any two Trustees may determine, and any one Trustee or officer of the Trust may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Trust Unitholders. A Trustee may waive this notice and the presence of such Trustee at such a meeting will be deemed to be a waiver of this notice requirement except where such Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the

business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment, no other notice shall be required for any such regular meeting.

7.3 Place of Meetings

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when the Trustee attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4 Meetings by Telephone

A Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

7.5 Quorum

The quorum for the transaction of business at any meeting of the Trustees shall consist of a majority of the number of Trustees then holding office and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees.

7.6 Chairperson

The Chairperson of the Trustees shall be chosen by the Trustees from amongst themselves. The chairperson of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairperson of the Trustees or if such person is not present, the Trustees present shall choose one of their number to be Chairperson.

7.7 Action by the Trustees

At all meetings of the Trustees every question shall be decided by a majority of the votes cast on the question. In the case of equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts, including by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

7.8 Adjourned Meeting

Any meeting of the Trustees may be adjourned from time to time by the chairperson of the meeting with the consent of the Trustees present at the meeting to a fixed time

and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

7.9 Remuneration and Expenses

The Trustees shall be paid such reasonable remuneration for their services as the Trustees may from time to time determine. Until otherwise determined, such compensation shall be $20,000 per year and $1,000 per board meeting and $500 per committee meeting up to a maximum of $2,000 per day. In addition, the Trustee who holds the office of Chairperson of the Trustees shall receive an additional $10,000 per year. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. Nothing herein contained shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor.

7.10 Officers

The Trustees from time to time may appoint one or more officers of the Trust, including without limitation a Chairperson of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held.

ARTICLE 8
APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES

8.1 Qualification of Trustees

The following persons are disqualified from being a Trustee of the Trust:

(a) anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere;

(c) a person who is not an individual;

(d) a person who has the status of bankrupt; and

(e) a person who is non-resident in Canada for purposes of the Tax Act.

8.2 Appointment of Trustees

The Trustees set out in the party of the first party of this Declaration of Trust have been appointed as the Trustees of the Trust and their term of office shall, subject to Section 8.3, expire (subject to further appointment) at the close of the first annual meeting of Trust Unitholders. Except as otherwise provided herein, Trustees shall be appointed (including the

reappointment of incumbent Trustees) at each annual meeting of Trust Unitholders and may be appointed at a special meeting of Trust Unitholders, in each case, subject to Section 8.5, for a term expiring at the close of the next annual meeting of Trust Unitholders following such an appointment. Any such appointment shall be made either by a resolution approved by a majority of the votes cast at a meeting of Trust Unitholders or shall be made by resolution in writing in the manner set out in Section 12.10. Notwithstanding the foregoing:

(a) if no Trustees are appointed at the annual meeting of Trust Unitholders held immediately before the term of office of the existing Trustees expires, such existing Trustees shall continue to hold the office of Trustees under this Declaration of Trust until successors have been appointed or they cease to hold office; and

(b) the Trustees may, between annual meetings of the Trust Unitholders, appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Trust Unitholders, but the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Trust Unitholders.

8.3 Consent to Act

(a) A person who is appointed a Trustee hereunder, other than the Trustees whose consent to act is given by his signature hereto, shall not become a Trustee until the person has, either before or after such appointment, executed and delivered to the Trust a consent substantially as follows:

"To: COUNTRYSIDE POWER INCOME FUND (the "Trust")

And to: THE TRUSTEES THEREOF

The undersigned hereby consents to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this consent and the date of the undersigned's appointment as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Declaration of Trust dated the 16th day of February, 2004, as amended from time to time, constituting the Trust.

Dated: ______________________________

____
[Signature]

____
[Print Name

(b) Upon the later of a person being appointed a Trustee hereunder and executing and delivering to the Trust a consent substantially as set forth in Subsection 8.3(a), such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time.

8.4 Failure to Elect Minimum Number of Trustees

If at a meeting of Trust Unitholders the Trust Unitholders fail to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may, subject to Section 7.5, exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

8.5 Ceasing to Hold Office

A Trustee ceases to hold office when:

(a) he or she dies or resigns;

(b) he or she is removed in accordance with Section 8.6; or

(c) he or she ceases to be duly qualified to act as a Trustee as provided under Section 8.1.

A resignation of a Trustee becomes effective 30 days from the time a written resignation is sent to the Trust, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.9. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee shall cease to have the rights, privileges and powers of a Trustee hereunder, shall execute and deliver such documents as the remaining Trustees shall require for the conveyance of any Trust property held in that Trustee's name, shall account to the remaining Trustees as they may require for all property which that Trustee holds as Trustee, shall resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any securities (directly or indirectly) and shall thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his or her legal representative shall execute and deliver on his or her behalf such documents as the remaining Trustees may require as provided in this Section 8.5. In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act, 1992* (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "**CPOA**"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

8.6 Removal of Trustees

The Trust Unitholders may remove any Trustee or Trustees from office by resolution approved by a majority of the votes cast at a meeting of Trust Unitholders called for that purpose. A vacancy created by such removal of a Trustee may be filled at the meeting of Trust Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

8.7 Filling Vacancies

Subject to Subsection 8.2(b), a vacancy among the Trustees may be filled by votes of the number of Trustees required to constitute a quorum, except a vacancy resulting from a failure to elect at a meeting of Trust Unitholders the number of Trustees fixed by or pursuant to this Declaration of Trust. If there is not a quorum of Trustees, or if there has been a failure to elect at a meeting of Trust Unitholders the number of Trustees required by or pursuant to this Declaration of Trust, the Trustees then in office shall forthwith call a special meeting of Trust Unitholders to fill such vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Trust Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Trust Unitholders. The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Assets drawn up in their names or in the name of any other successor and all other rights of the Trustees at law shall vest automatically in any person who may hereafter become a Trustee upon such person's due appointment and qualification without any further act and such person shall thereupon have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee hereunder whether or not conveyancing documents have been executed and delivered pursuant to Section 8.5 or otherwise.

8.8 Validity of Acts

Any act of a Trustee is valid, notwithstanding any irregularity in the appointment of the Trustees or any one of them or a defect in the qualifications of the Trustees or any one of them.

ARTICLE 9
CONCERNING THE TRUSTEES

9.1 Powers of the Trustees

Subject to the terms and conditions of this Declaration of Trust, the Trustees may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Trust any and all rights, powers and privileges that could be exercised by the legal and beneficial owner thereof.

Subject to the specific limitations contained in this Declaration of Trust, the Trustees shall have, without further or other action or consent, and free from any power or control on the part of the Trust Unitholders, full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustees were the sole and absolute beneficial owners of the Trust Assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to,

or desirable for, carrying out the trust created hereunder. In construing the provisions of this Declaration of Trust, the presumption shall be in favour of the granted powers and authority to the Trustees. The enumeration of any specific power or authority herein (including pursuant to Section 9.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. To the maximum extent permitted by law the Trustees shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, but subject to Sections 4.1, 9.4 and any other express limitations contained in this Declaration of Trust, the Trustees may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in the *Trustee Act* (Ontario), as amended from time to time and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

9.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Trust Unitholders, shall have and may exercise at any time and from time to time the following powers and authorities, which may or may not be exercised by the Trustees in such manner and upon such terms and conditions as they may from time to time determine proper;

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to maintain records and provide reports to Trust Unitholders;

(c) to collect, sue for and receive all sums of money due to the Trust;

(d) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(e) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(f) to make or cause to be made application for the listing or quotation on any stock exchange or market of any Trust Units, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings or quotation;

(g) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining such value, to consider such information and advice as the Trustees in their sole judgment, may deem material and reliable;

(h) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement), to cause

such Trust Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate and to do such things and prepare and sign such documents, including the Prospectus and any registration rights agreement, to qualify such Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(i) to effect payment of distributions to the Trust Unitholders as provided in Article 5, but not contrary to any provisions of any Subordination Agreement or the terms of the Company Notes or the subordination provisions of the Note Indenture;

(j) to invest funds of the Trust as provided in Article 4;

(k) if the Trustees become aware by written notice that (i) the beneficial owners of more than 49% of the Trust Units (on either a non-diluted or fully-diluted basis) then outstanding are, or may be, Non-residents, (ii) more than 100 U.S. persons beneficially own Trust Units, or (iii) that either such situation is imminent, the Trustees shall ensure that the limitations on ownership by Non-residents and U.S. persons as provided in Section 13.5 are met;

(l) to possess and exercise all the rights, powers and privileges pertaining to the ownership of Company Shares and the Company Notes subject to the Note Indenture, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(m) where reasonably required, to engage or employ on behalf of the Trust any persons as agents, representatives, employees, independent contractors or administrators (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(n) except as prohibited by law, to delegate any of the powers and duties of the Trustees to any one or more agents, representatives, officers, employees, independent contractors, administrators or other persons without liability to the Trustees, except as provided in this Declaration of Trust;

(o) to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(p) to arrange for insurance contracts and policies insuring the Trust, Trust Assets, the Company and its affiliates and/or any or all of the Trustees or the Trust Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees or Trust Unitholders;

(q) to cause legal title to any of the Trust Assets to be held by and/or in the name of one or more Trustees or, except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, with such powers and in such person as the Trustees may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than a Trustee or the Trust, the Trustees shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(r) to issue Trust Units and other securities of the Trust including securities convertible or exchangeable for Trust Units or other securities of the Trust or other rights, warrants or options convertible into or exchangeable for Trust Units (including debt securities, debt securities convertible into, or exchangeable for, Trust Units or other securities of the Trust), for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Declaration of Trust;

(s) to enter into agreements in respect of the Offering or perform the obligations of the Trust thereunder and to enter into any amendment to such agreements except as otherwise provided herein;

(t) to approve the adoption of a Trust Unitholders rights plan, if the Trustees determine in good faith that such action is appropriate, including to issue rights in connection with such a plan;

(u) the Trustees shall use their best efforts to ensure that (i) the Trust qualifies at all times as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the Tax Act, respectively; and (ii) the Trust Units will not be "foreign property" within the meaning of Part XI of the Tax Act;

(v) in addition to the mandatory indemnification provided for in Section 9.9, to the extent permitted by law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings, including, without limitation, the Trustees, the Depository, registrar and transfer agent or escrow agent, to such extent as the Trustees shall determine;

(w) with the approval or confirmation of Trust Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust, but not in conflict with any provision of this Declaration of Trust;

(x) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Assets, undertaking or income of the Trust, or imposed upon or against the Trust Assets, undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Trust Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that, to the extent necessary, the Trustees will seek the advice of Counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(y) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Company or its affiliates and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets; and

(z) to do all such other acts and things as are incidental to the foregoing and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

The Trustees shall, except as may be prohibited by law, have the right to delegate authority for the above-referenced matters to a manager or administrator where the Trustees determine in their sole discretion that such delegation is desirable to effect the administration of the duties of the Trustees under the Declaration of Trust. The Trustees may also delegate to officers of the Company or its affiliates certain powers for management of the day-to-day affairs of the Trust provided such delegation is not inconsistent with this Declaration of Trust.

9.3 Company Shares and Company Notes Held by the Trust

Subject to the provisions hereof, the Company Shares and the Company Notes held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees at any and all meetings of shareholders or noteholders of the Company, as the case may be, at which the holders of such Company Shares or Company Notes are entitled to vote.

9.4 Restrictions on Trustees' Powers

(a) Notwithstanding Section 9.3, the Trustees may not under any circumstances whatsoever vote the Company Shares held by the Trust or, where applicable, the Company Notes held by the Trust, nor permit (to the extent it is within the Trust's power as a shareholder of the Company) the Company to vote its securities of its affiliates, to authorize any transaction which is adverse to the Trust Unitholders including among other things:

(i) any sale, lease or other disposition of all or substantially all of the assets of the Company or its affiliates, except in conjunction with an internal reorganization of the Company or its affiliates;

(ii) any amalgamation, arrangement or other merger of the Company or its affiliates with any other entity, except in conjunction with an internal reorganization of the Company or its affiliates;

(iii) any material amendment to the Note Indenture other than in contemplation of a future issuance of Company Notes to the Trust that are identical in all material respects to the Company Notes issued in conjunction with the Offering or in conjunction with an internal reorganization of the Company or its affiliates;

(iv) the winding-up or dissolution of the Company or its affiliates prior to the end of the term of the Trust; or

(v) any material amendment to the constating documents of the Company or its affiliates to change the authorized shares, units or partnership interests of those entities in a manner which may be prejudicial to the Trust,

without the approval of the Trust Unitholders by Special Resolution at a meeting of Trust Unitholders called for that purpose.

(b) The Trustees shall have no power to sell or otherwise dispose of any Company Shares or Company Notes held by the Trust (except pursuant to an *in specie* redemption under Section 6.5) or to sell all or substantially all of the Trust Assets or cause the Company or any of its affiliates to sell all or substantially all of its assets, except with the approval of the Trust Unitholders by Special Resolution at a meeting of Trust Unitholders called for that purpose, or in connection with an internal reorganization of the Company or its affiliates or a permitted charge, pledge or lien. In no case shall the Trustees have the power to reinvest the proceeds of such a disposition, except as provided in Section 4.3.

(c) The Trustees shall only vote the Company Shares and exercise the rights under the Company Notes in the manner provided for herein or permitted under the Company Note Indenture, as the case may be, on the conditions contained therein.

9.5 Banking

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any Trust Assets; the execution of any agreement relating to any Trust Assets; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and shall be transacted on the Trust's behalf by one or more officers of the Trust, the Company or its affiliates, as the Trustees may designate, appoint or authorize from time to time.

9.6 Standard of Care and Duties

The Trustees shall act honestly and in good faith with a view to the best interests of the Trust Unitholders and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustees shall not be liable in carrying out their duties under this Declaration of Trust except in cases where the Trustees fail (a) to act honestly and in good faith with a view to the best interests of the Trust Unitholders, or (b) to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act* (Ontario). Unless otherwise required by law, the Trustees shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees shall not be required to devote their entire time to the investments or business or affairs of the Trust.

9.7 Fees and Expenses

As part of the expenses of the Trust, the Trustees may pay or cause to be paid out of the Trust Assets, reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Trust Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust shall be payable out of the Trust Assets.

9.8 Limitations on Liability of Trustees

(a) Subject to Section 9.6, none of the Trustees nor the officers or any agent of the Trust shall be liable to any Trust Unitholder for any action taken in good faith in reliance on any documents that are, *prima facie,* properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act, including, without limitation, the failure to compel in any way any former Trustee to redress any breach of trust or any failure by the Company to perform obligations or pay monies owed to the Trust, except for a breach of the standard of care, diligence and skill as set out in Section 9.6 or a breach of Section 9.4. If the Trustees have retained an appropriate expert or advisor with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 9.6 hereof, the Trustees shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(b) Subject to Section 9.6, none of the Trustees nor any officer or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection

with the Trust Assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust Assets, to the Trust or to the Trust Unitholders or to any other person for anything done or permitted to be done by the Trustees. The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect to the affairs of the Trust. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof.

9.9 Indemnification of Trustees

Each Trustee, each former Trustee, each officer of the Trust and each former officer of the Trust shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party or against whom any such claim, action or proceeding is commenced or proposed by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a director, officer or trustee of the Company or any of its affiliates; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Trust Unitholders (or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustees did not have reasonable grounds for believing that their conduct was lawful). A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Trust Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.10 Contractual Obligations of Trust

In respect of any obligations or liabilities being incurred by the Trust or the Trustees on behalf of the Trust, the Trustees and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Trust Unitholders nor the Trustees shall have any personal liability or obligations in respect thereof. The omission of such statement from any such document or instrument shall not render the Trustees or the Trust Unitholders liable to any person, nor shall the Trustees or the

Trust Unitholders be liable for such omission nor shall it invalidate such document or instrument. If, notwithstanding this provision, the Trustees or any Trust Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee or Trust Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

9.11 Conflicts of Interest

(a) If a Trustee or an officer of the Trust is a party to a material contract or transaction or proposed material contract or transaction with the Trustee, or is a director or officer or employee of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Trust, such Trustee or officer of the Trust, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of Trustees the nature and extent of such interest.

(b) The disclosure required pursuant to Subsection 9.11(a) in the case of a Trustee or officer shall be made:

(i) at the meeting of Trustees at which a proposed contract or transaction is first considered;

(ii) if the Trustee or officer was not at the time of the meeting referred to in Subsection 9.11(a) interested in a proposed contract or transaction, at the *first such meeting after he or she becomes so interested;*

(iii) if the Trustee or officer becomes interested after a contract is made or a transaction is entered into, at the first meeting after he or she becomes so interested; or

(iv) if an individual who is interested in a contract or transaction later becomes a Trustee or officer, at the first such meeting of Trustees after he or she assumes that capacity.

(c) Notwithstanding Subsection 9.11(a) where this Section applies to any individual in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the business of the Fund, would not require approval by the Trustees or the Unitholders, such individual shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of Trustees the nature and extent of his or her interest forthwith after that individual becomes aware of the contract or transaction or proposed contract or transaction.

(d) A Trustee required to make disclosure under Subsection 9.11(a) shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

(i) one relating primarily to his or her remuneration as a Trustee, officer, employee or agent of the Fund or the Company;

(ii) one for indemnity under Section 9.9 hereof or for the purchase of liability insurance; or

(e) For the purposes of this Section 9.11, a general notice to the Trustees by a Trustee or an officer of the Fund disclosing that he or she is a director, officer or employee of or has a material interest in a person and is to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into.

(f) Where a contract is made or a transaction is entered into between the Trust and any one or more of its Trustees or officers, or between the Trust and another person of which a Trustee or officer of the Trust is a director or officer or in which he or she has a material interest:

(i) the Trustee or officer, as applicable, is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

(ii) the contract or transaction is not invalid, void or voidable by reason only of that relationship or by reason only that the Trustee is present at or is counted to determine the presence of a quorum at the meeting of Trustees or committee of Trustees that authorized the contract or transaction, if the Trustee disclosed his or her interest in accordance with this Section 9.11, the Trustees approved such contract or transaction and the contract or transaction was reasonable and fair to the Trust at the time it was so approved.

(g) Notwithstanding anything in this Section, but without limiting the effect of Subsection 9.11(f), a Trustee or officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any contract or transaction for which disclosure is required under Subsection 9.11(a) and the contract or transaction is not invalid, void, or voidable by reason only of holding the office of Trustee or officer, or of the Trustee's or officer's interest where:

(i) the contract or transaction is confirmed or approved by a Special Resolution at a meeting of Unitholders duly called for that purpose;

(ii) the nature and extent of the Trustee's or officer's interest in the contract or transaction is disclosed in reasonable detail in the notice calling the meeting or in any information circular required to be provided by this Declaration of Trust; and

(iii) the contract or transaction was reasonable and fair to the Trust when it was approved or confirmed.

(h) Subject to Subsections 9.11(f) and 9.11(g), where any Trustee or officer of the Trust fails to disclose his or her interest in a material contract or transaction in

accordance with this Declaration of Trust or otherwise fails to comply with this Section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction or directing that the Trustee or officer account to the Trust for any profit or gain realized in respect thereof or do both those things.

(i) Subject to Subsection 9.11(a), each Trustee, in his or her personal capacity or any other capacity, may buy, sell, lend upon and deal in securities of the Trust and generally may contract and enter into any transactions with the Trust without being liable to account for any profit made thereby and such contract or transaction shall be neither void nor voidable.

9.12 Conditions Precedent

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless they are given an indemnity and funding satisfactory to the Trustees, acting reasonably.

9.13 Reliance Upon Trustees and Officers

Any person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustees or any officer of the Trust appointed by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees or officers of the Trust shall be bound to see the application of any funds or property passing into the hands or control of the Trustees or officers of the Trust. The receipt of the Trustees or officers of the Trust for monies or other consideration shall be binding upon the Trust.

ARTICLE 10
COMMITTEES OF TRUSTEES

10.1 General

Except as prohibited by law, the Trustees may appoint from among their number a committee of Trustees and may delegate to such committee any of the powers of the Trustees. The Trustees shall have the power to appoint, employ or contract with any person for any matter relating to the Trust or its assets or affairs. For greater certainty, the Trustees may delegate to any person (including, without limitation any one or more officers of the Trust) the power to execute any document or enter into any agreement on behalf of the Trust or exercise any

discretion or make any amendment in relation thereto. The Trustees may grant or delegate such authority to an advisor or to a committee of Trustees as the Trustees may in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by trustees. The Trustees shall have the power to determine the term and compensation of an advisor or any other person whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required.

10.2 Audit Committee

The Trustees shall appoint an audit committee (the "**Audit Committee**") to consist of at least three Trustees, all of whom shall be financially literate. The Audit Committee shall:

(i) review the Trust's accounting and financial reporting practices and procedures;

(ii) review the Trust's internal accounting controls and procedures;

(iii) review the quality and integrity of its financial standards; and

(iv) be responsible for the selection of potential independent auditors to be appointed by vote of the Unitholders.

The Auditors are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Audit Committee held during the term of office of the Auditors. Questions arising at any meeting of the Audit Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Audit Committee. The Auditors or a member of the Audit Committee may call a meeting of the Audit Committee on not less than 48 hours' notice.

10.3 Governance Committee

The Trustees shall appoint a governance committee (the "**Governance Committee**") to consist of at least three Trustees. The duties of the Governance Committee will be to develop the Trust's approach to governance issues, filling vacancies among the Trustees (when necessary) and periodically reviewing the composition and effectiveness of the Trustees. In addition, the duties of the Governance Committee will be to:

(i) articulate the legal obligations of the Trust, its affiliates and their respective Trustees, directors, managers, officers and employees with respect to confidential corporate information;

(ii) identify spokespersons of the Trust who are the only persons authorized to communicate with third parties such as analysts, media and investors;

(iii) provide guidelines on the disclosure of forward looking information;

(iv) require advance review by senior management of any disclosure of financial information; and

(v) establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes during which the Trust, its affiliates and their respective Trustees, managers, directors, officers, employees and consultants may not purchase or sell Units.

Any member of the Governance Committee may call a meeting of the Governance Committee upon not less than 48 hours' notice. Where for any reason a member of the Governance Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Governance Committee may be designated by the Trustees to act as an alternative. Notwithstanding the appointment of the Governance Committee, the Trustees may consider and approve any matter that the Governance Committee has the authority to consider or approve.

ARTICLE 11
AMENDMENT

11.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by the Trustees with the consent of the Trust Unitholders by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustees at any time and from time to time without the consent, approval or ratification of the Trust Unitholders or any other person:

(a) prior to the Closing of the Offering; and

(b) at any time for the purpose of:

(i) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust (including ensuring that the Trust continues to qualify as a "mutual fund trust" and the Trust Units do not constitute "foreign property", each within the meaning of the Tax Act);

(ii) making amendments which, in the opinion of Counsel, provide additional protection or added benefits for Trust Unitholders;

(iii) removing any conflicts or inconsistencies in this Declaration of Trust or making minor changes or corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Trust Unitholders; or

(iv) making amendments which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Trust,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (A) the Trust to fail to qualify as a "unit trust" or as a "mutual fund trust" for purposes of the Tax Act or (B) the Trust Units to constitute "foreign property" for purposes of the Tax Act, and no such amendment shall modify the right to one vote per Trust Unit or reduce the fractional undivided interest in the Trust Assets represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Trust Unitholders for the purpose of this Section 11.1, without the consent of the holders of all of the Trust Units then outstanding.

11.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 11, the Trustees shall furnish written notification of the substance of such amendment to each Trust Unitholder.

ARTICLE 12
MEETINGS OF TRUST UNITHOLDERS

12.1 Annual and Special Meetings of Trust Unitholders

Annual meetings of the Trust Unitholders shall be called, commencing no later than June 30, 2005, on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include the presentation of the audited financial statements of the Trust for the immediately preceding fiscal year, the appointment of the Trustees for the ensuing year to be elected by Trust Unitholders in accordance with Article 8, the appointment of Auditors and the transaction of such other business as Trust Unitholders may be entitled to vote upon as hereinafter provided in this Article 12 or as the Trustees may determine. Special meetings of the Trust Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Trust Unitholders holding in the aggregate not less than 5% of the Trust Units then outstanding, such request specifying in reasonable detail the business proposed to be transacted at the meeting. The chairperson of any annual or special meeting shall be the Chairperson of the Trustees or any other Trustee specified by resolutions of the Trustees or, in the absence of any Trustee, any person appointed as chairperson of the meeting by the Trust Unitholders present. The Trustees, the officers of the Trust, the Auditors and any other person approved by the Trustees, the chairperson of the meeting or by resolution passed by a majority of the votes cast by Trust Unitholders represented at the meeting may attend meetings of the Trust Unitholders.

12.2 Notice of Meetings

Notice of all meetings of Trust Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Trust Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Trust

Unitholder to form a reasoned judgment thereon, together with the text of any proposed resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Subsection 12.6(b), may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Trust Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Trust Unitholders may be held at any time without notice if all the Trust Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Trust Unitholder (or a duly appointed proxy of a Trust Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice to such Trust Unitholder.

12.3 Quorum

At any meeting of the Trust Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attached to all outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Trust Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairperson of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Trust Unitholders present either personally or by proxy shall form a quorum and any business may be brought before, or dealt with at, such an adjourned meeting which might have been brought before, or dealt with at, the original meeting in accordance with the notice calling the same.

12.4 Voting Rights of Trust Unitholders

Only Trust Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote on a poll vote at any meeting of Trust Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Trust Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Trust Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 48 hours prior to the commencement of such meeting. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Trust Unitholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

12.5 Resolutions Binding the Trustees

Trust Unitholders shall be entitled to pass resolutions that will bind the Trustees only with respect to the following matters:

(a) the election or removal of one or more Trustees of the Trust (except as provided in Article 8);

(b) the election or removal of nominees of the Trust to serve as directors of the Company (except for filling casual vacancies and except as provided in Article 8);

(c) the appointment or removal of the Auditors of the Trust as provided in Article 8;

(d) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Trust;

(e) the approval of amendments of this Declaration of Trust as provided in Article 8;

(f) the termination of the Trust;

(g) the sale of all or substantially all of the Trust Assets;

(h) the exercise of certain voting rights attached to the securities of the Company;

(i) the termination of the Book-Entry System;

(j) the dissolution of the Trust prior to the end of its term; and

(k) any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Trust Unitholders for their approval.

Except with respect to the above matters set out in this Section 12.5, no action taken by the Trust Unitholders or any resolution of the Trust Unitholders at any meeting shall in any way bind the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Trust Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Subsections 12.5(a), 12.5(b), 12.5(c), 12.5(h) and, if applicable, 12.5(k) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Trust Unitholders represented at the meeting.

12.6 Meaning of "Special Resolution"

(a) The expression "**Special Resolution**" when used in this Declaration of Trust means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the number of votes attached to Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

(b) Notwithstanding Section 12.3, if at any meeting at which a Special Resolution is proposed to be passed the holders of 10% of the aggregate number of votes

attached to Trust Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Trust Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairperson of the meeting. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Trust Unitholders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Trust Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 12.6(a) shall be a Special Resolution within the meaning of this Declaration of Trust, notwithstanding that the holders of less than 10% of the aggregate number of votes attached to Trust Units then outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

12.7 Meaning of "Outstanding"

Every Trust Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation, provided that:

(a) when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Trust Unit Certificates shall be counted for the purposes of determining the number of Trust Units outstanding;

(b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Trust Units owned directly or indirectly, legally or equitably, by the Trust, the Company or any of its affiliates shall be disregarded, except that:

(i) for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Trust Units which the Trustees know are so owned shall be so disregarded; and

(ii) Trust Units so owned which have been pledged in good faith other than to the Trust, the Company or any of its affiliates shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the

pledgee's right to vote such Trust Units in his or her discretion free from the control of the Trust, the Company or any of its affiliates; and

(c) for the purposes of Subsection 12.7(b), the Transfer Agent shall provide a certificate which will state the number of Trust Units and the certificate numbers of certificates, if certificates are issued, held by the Trust, the Company or any of its affiliates. The Trustees shall be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

12.8 Record Date for Voting

For the purpose of determining the Trust Unitholders who are entitled to receive notice of and to vote or act at any meeting or any adjournment thereof, the Trustees may fix a date not more than 60 days and not less than 30 days prior to the date of any meeting of Trust Unitholders as a record date for the determination of Trust Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof and any Trust Unitholder who was a Trust Unitholder at the time so fixed shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof even though the Trust Unitholder has since that time disposed of his or her Trust Units. No Trust Unitholder becoming such after that time shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof. In the event that the Trustees do not fix a record date for any meeting of Trust Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.9 Appointment of Inspector

The Trustees shall call a meeting of Trust Unitholders upon the written request of Trust Unitholders holding in the aggregate not less than 5% of the votes attached to the Trust Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust. If the Trustees do not call for a meeting within 21 days after receiving this written request, any Trust Unitholder who signed the request may call such meeting. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. The inspector shall have such powers not inconsistent herewith as may be conferred upon him or her at the meeting when he or she is appointed, but in all events shall not have any powers to act in any capacity as the Trustees hereunder or in place or in stead of the Trustees in any manner hereunder.

12.10 Resolutions in Writing

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Trust Unitholders holding more than 66 2/3% of the votes attached to the outstanding Trust Units at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Trust Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 12.5 or 12.6 in favour of such resolution at a meeting of Trust Unitholders duly called for the purpose.

ARTICLE 13
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

13.1 Nature of Trust Units

(a) The provisions of this Article 13 shall not in any way alter the nature of Trust Units or the relationships of a Trust Unitholder to the Trustees and of one Trust Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Trust Units if desirable to issue them to Trust Unitholders and the recording of all transactions in respect of Trust Units and Trust Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons. The Trust Units shall be issued in the form of the Trust Unit Certificate. At the option of the Trustees, a global Trust Unit Certificate (a "**Global Trust Unit Certificate**") may be issued in the name of and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "**Depository**"), as custodian of such Global Trust Unit Certificate and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Trust Units represented in part by a Global Trust Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that purchaser's ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as depository and the Trust is unable or does not wish to locate a qualified successor. Beneficial interests in a Global Trust Unit Certificate will be represented only through the Book-Entry System. Transfers of Trust Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to Trust Unitholders shall, where such Trust Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Trust Unitholders evidencing a specified percentage of the aggregate Trust Units outstanding, such direction or consent may be given by Trust Unitholders acting through the Depository and the CDS Participants owning Trust Units evidencing the requisite percentage of the Trust Units. The rights of a Trust Unitholder whose Trust Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Trust Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustees may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective Trust Unitholders and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Trust Units are held through the Depository, if any notice or other communication is required to be given to Trust Unitholders, the Trustees and the Transfer Agent will give all such notices and communications to the Depository.

(d) If the Depository resigns or is removed from its responsibilities as depository and the Trustees are unable or do not wish to locate a qualified successor, the Depository shall surrender the Global Trust Unit Certificate to the Transfer Agent with instructions from the Depository for registration of Trust Units in the name and in the amounts specified by the Depository and the Trust shall issue and the Trustees and Transfer Agent shall execute and deliver the aggregate number of Trust Units then outstanding in the form of definitive Trust Unit Certificates representing such Trust Units.

13.2 Trust Unit Certificates

(a) Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.

(b) If issued, Trust Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Trust Unit Certificates shall:

(i) be in the English language;

(ii) be dated as of the date of issue thereof;

(iii) contain the CUSIP number (if any) for the Trust Units; and

(iv) contain such distinguishing letters and numbers as the Trustees shall prescribe.

(d) In the event that the Trust Unit Certificate is translated into the French language and any provision of the Trust Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Trust Unit Certificate shall be signed on behalf of the Trustees and the Transfer Agent of such Trust Unit. The signature of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. Any Trust Unit Certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate.

13.3 Contents of Trust Unit Certificates

(a) Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face thereof, *inter alia*, the following:

(i) the name of the Trust and the words "*A trust created under the laws of the Province of Ontario, Canada, pursuant to a declaration of trust dated as of February 16, 2004. as the same may be amended and restated from time to time*" or words of like effect;

(ii) the name of the person to whom the Trust Unit Certificate is issued as Trust Unitholder;

(iii) the number, class and, if any, series of Trust Units represented thereby and whether or not the Trust Units represented thereby are fully paid;

(iv) that the Trust Units represented thereby are transferable;

(v) the words "*The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by a Trust Unitholder on demand and without fee from the head office of the Trust*" or words of like effect; and

(vi) the words "*For information as to personal liability of a Trust Unitholder, see the reverse side of this certificate*" or words of like effect.

(b) Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(i) "*The Declaration of Trust provides that no Trust Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution*", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Trust Units.

The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

13.4 Register of Trust Unitholders

A register may be kept at the principal stock transfer office in Toronto, Ontario, of the Transfer Agent, which register, if maintained, shall contain the names and addresses of the Trust Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of certificates representing such Trust Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustees may from time to time designate. Only Trust Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Trust Unitholders hereunder. The Trustees shall have the right to treat the person registered as a Trust Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Trust Unitholders and determining the right to attend and vote at meetings of Trust Unitholders.

13.5 Limitation of Ownership by Non-Residents

(a) At no time may more than 49% of the Trust Units (on either a non-diluted or fully-diluted basis) be held for the benefit of Non-residents (the "**non-resident limitation**").

(b) At no time may more than 100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the *United States Investment Company Act of 1940*, as amended (the "**1940 Act**")) be the beneficial owners of Trust Units, nor may any U.S. person be the beneficial owner of more than 10% of the Trust Units (the "**U.S. persons limitation**").

(c) If the Trustees become aware that either limitation on ownership set forth in Subsection 13.5(a) or 13.5(b) is, or may be, contravened or that such a situation is imminent, the Transfer Agent or registrar shall make a public announcement thereof and shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a Non-resident or a U.S. person, as applicable, and does not hold such Trust Units for the benefit of Non-residents or U.S. persons, as applicable. If, notwithstanding the foregoing, the Trustees determine that: (i) more than 49% of the Trust Units (on either a non-diluted or fully-diluted basis) are held for the benefit of Non-residents; or (ii) that more than 100 U.S. persons are beneficial owners of Trust Units; then the Trustees may send a notice to Non-residents or U.S. holders, as applicable, and holders of Trust Units for the benefit of Non-residents or U.S. holders, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period not to exceed 60 days. If the Trust Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustees with satisfactory evidence within such period that they are not Non-residents or U.S. persons, as applicable, and do not hold such Trust Units for the benefit of Non-residents or U.S. persons, as applicable, the Trustees may on behalf of such Trust Unitholders sell such Trust Units and, in the interim, shall suspend the

voting and distribution rights attached to such Trust Units (other than the right to receive proceeds from the sale). Upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

(d) Subject to Section 9.6, unless and until the Trustees shall have been required to do so under the terms hereof, the Trustees shall not be bound to do or take any proceeding or action with respect to this Section 13.5 by virtue of the powers conferred on it hereby. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident or declarations from holders of Trust Units as to whether such Trust Units are held for the benefit of Non-residents or U.S. persons. The Trustees shall have the sole right and authority to make any determination required or contemplated under this Section 13.5. The Trustees shall make all determinations necessary for the administration of the provisions of this Section 13.5 and, without limiting the generality of the foregoing, if the Trustees consider that there are reasonable grounds for believing that a contravention of the non-resident or U.S. persons limitation has occurred or will occur, the Trustees shall make a determination with respect to the matter. Any such determination shall be conclusive, final and binding except to the extent modified by any subsequent determination by the Trustees. In any situation where it is unclear whether Trust Units are held for the benefit of Non-Residents or U.S. persons, the Trustees may exercise their discretion in determining whether such Trust Units are or are not so held, and any such exercise by them of their discretion shall be binding for the purposes of this Section 13.5. Notwithstanding the foregoing, the Trustees may delegate, in whole or in part, their power to make a determination in this respect to any officer of the Trust.

13.6 Restriction on Ownership by ERISA Plans

(a) *Definitions*. The following terms shall have the meanings set forth below:

"**Beneficial Ownership**," when used with respect to ownership of Trust Units by any ERISA Plan, shall mean all Trust Units that are owned by such ERISA Plan. "**Beneficially Own**," "**Beneficially Owned**," and "**Beneficially Owning**" shall have the respective, corresponding meanings.

"**Correction Trust**" shall mean a trust established pursuant to Subsection 13.6(e)(iv).

"**Correction Trustee**" shall mean the trustee of a Correction Trust.

"**ERISA Plan**" shall mean any employee benefit plan that is subject to the fiduciary and prohibited transaction provisions of Part 4 of Subtitle B of Title I of the *Employee Retirement Income Security Act of 1974*, as amended and/or any plan that is subject to Section 4975 of the *Internal Revenue Code of 1986*, as amended, any trust holding assets of such a plan, and any entity that is deemed to hold the assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101.

"**Non-Transfer Event**" shall mean an event, other than a purported Transfer, that would cause any ERISA Plan to Beneficially Own any Trust Units.

"**Prohibited Owner**" shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who is prevented from becoming or remaining the owner of record title to Trust Units by the provisions of Subsection 13.6(b).

"**Transfer**" (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of shares (or of Beneficial Ownership of shares) of Trust Units, whether voluntary or involuntary, whether of record, constructively or beneficially, and whether by operation of law or otherwise. "**Transfer**" (as a verb) shall have the correlative meaning.

(b) *Restriction on Ownership and Transfer*. No ERISA Plan shall Beneficially Own any Trust Units. Any purported Transfer (whether or not the result of a transaction entered into through the facilities of the Toronto Stock Exchange or any other national securities exchange or automated quotation system) that, if effective, would result in any ERISA Plan Beneficially Owning any Trust Units shall be void *ab initio*, and the intended transferee shall acquire no rights in such Trust Units. Each transferee of a Transfer of Beneficial Ownership of Trust Units shall be deemed to represent to the Fund that such transferee is not an ERISA Plan.

(c) *Owners Required to Provide Information*. Each Person who is a Beneficial Owner of Trust Units and each Person (including the Trust Unitholder of record) who is holding Trust Units for a Beneficial Owner shall, within 30 days of receiving a written request from the Fund therefor, provide to the Fund a written statement or affidavit stating such information as the Fund may request in order to determine whether such Person is an ERISA Plan or not.

(d) *Stock Exchange Transactions*. Notwithstanding any provision contained in this Declaration of Trust to the contrary, nothing in this Declaration of Trust shall preclude the settlement of any transaction entered into through the facilities of the Toronto Stock Exchange or any other national securities exchange or any other automated quotation system.

(e) Sale of Trust Units Held by ERISA Plans.

(i) If, notwithstanding Subsection 13.2(b), there is a purported Transfer or Non-Transfer Event such that any ERISA Plan would Beneficially Own any Trust Units, then (i) the purported transferee shall be deemed to be a Prohibited Owner and shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title to the Trust Units Beneficially Owned by such Beneficial Owner shall cease to own any right or interest) in the Trust Units, (ii) such Trust Units shall automatically be transferred to a Correction Trust in accordance with paragraph e(iv), (iii) the Prohibited Owner shall submit the certificates representing such Trust Units to the Fund, accompanied by all requisite

and duly executed assignments of transfer thereof, for registration in the name of the Correction Trustee of the Correction Trust (and such Prohibited Owner shall take any and all actions reasonably requested by the Fund to complete transfer such Trust Units to the Correction Trust), and (iv) such Trust Units shall be sold by the Correction Trustee in accordance with paragraph e(v) below. Such transfer to a Correction Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be.

(ii) *Remedies for Breach.* If the Fund, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of Subsection 13.6(b) or that a ERISA Plan intends to acquire or has attempted to acquire Beneficial Ownership of any Trust Units, the Fund shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the transfer books of the Fund or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the transfer to a Correction Trust in accordance with paragraph (e)(i) above.

(iii) *Notice of Restricted Transfer.* Any ERISA Plan who acquires or attempts to acquire Trust Units in violation of Subsection 13.6(b), or any ERISA Plan who owns Trust Units that were transferred to a Correction Trust pursuant to paragraph (e)(i), shall immediately give written notice to the Fund of such event and shall provide to the Fund such other information as the Fund may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event, as the case may be, on the Fund.

(iv) *Creation of Correction Trust.* Upon any purported Transfer or Non-Transfer Event in violation of Subsection 13.6(b), (i) the Company shall create, or cause to be created, a Correction Trust, and shall designate a Correction Trustee of such Correction Trust and a beneficiary of such Correction Trust (which beneficiary shall be the Company, and (ii) the Trust Units purported to be Transferred to an ERISA Plan (or held by an ERISA Plan as a result of a Non-Transfer Event) shall be automatically transferred to such Correction Trust to be held for the benefit of the Company. Any transfer to a Correction Trust shall be effective as of the close of trading on the trading day prior to the date of the purported Transfer or Non-Transfer Event that results in the transfer to the Correction Trust. The sole obligation of the Correction Trust and the Correction Trustee to the ERISA Plan that purported to be the Beneficial Owner of the Trust Units that are transferred to the Correction Trust shall be to pay to such ERISA Plan the net proceeds of the sale of such Trust Units, as described in paragraph (e)(v). In particular, such ERISA Plan shall not be deemed to be a beneficiary of the Correction Trust and the Correction Trustee shall no fiduciary duties with respect to such ERISA Plan (or its participants or beneficiaries), it being understood that the Correction Trustee is to act solely in the interest of the Company to correct

a purported Transfer or non-Transfer Event that has occurred in violation of Subsection 13.6(b). The Correction Trustee shall be appointed by the Company, and the Company shall use reasonable efforts not to appoint as Correction Trustee a Person who is a "party in interest" with respect to such ERISA Plan, within the meaning of Section 3(14) of ERISA, based on such information (if any) as may be provided to the Fund or the Company by such ERISA Plan.

(v) *Sale.* Upon the transfer to the Correction Trust of the Trust Units, the Correction Trustee shall sell such Trust Units on whatever stock exchange the Trust Units are then traded (or, if the Trust Units are not so traded, in any commercially reasonable sale) and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. The ERISA Plan's sole right with respect to the Trust Units and the Correction Trust shall be to receive the net proceeds of sale following surrender of the certificates representing such Trust Units.

13.7 Transfer of Trust Units

(a) Subject to the provisions of this Article 8, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustees, the Trust or the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 8, Trust Units shall be transferable on the register or one of the branch transfer registers only by the Trust Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery, the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Trust Units shall be issued to the transferee and a new certificate for the balance of Trust Units not transferred shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or mental incompetence of any Trust Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustees or the Transfer Agent and delivery of the existing certificate to the Trustees or the Transfer Agent, but until such record is made the Trust Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units

for all purposes whether or not the Trustees or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Trust Unit Certificates representing any number of Trust Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Trust Unit Certificates pursuant to the provisions of this Article 8. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustees or appropriate Transfer Agent and then shall be cancelled.

13.8 Trust Units Held Jointly or in a Fiduciary Capacity

Except as herein provided, the Trustees may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Trust Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

13.9 Performance of Trust

The Trustees, Transfer Agent or any other agent of the Trust shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Trust Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Trust Unitholder.

13.10 Lost Certificates

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustees may in their sole discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees may deem necessary, to surrender any mutilated certificate and shall require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees or the Transfer Agent may direct indemnifying the Trust for so doing.

13.11 Death of a Trust Unitholder

The death of a Trust Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Trust Unitholder's personal representatives a right

to an accounting or to take any action in court or otherwise against other Trust Unitholders or the Trustees or the Trust Assets, but shall merely entitle the personal representatives of the deceased Trust Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Trust Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Trust Unitholder under this Declaration of Trust.

13.12 Unclaimed Distribution

In the event that the Trustees shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustees may not invest any such distributable amount except as described in Section 4.3. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held to the Public Guardian and Trustee of Ontario (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

13.13 Offer for Trust Units

(a) In this Section 13.13:

(i) "**Dissenting Unitholder**" means a Trust Unitholder who does not accept an Offer referred to in Subsection 13.13(c) and includes any assignee of the Trust Unit of a Trust Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(ii) "**Offer**" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units at the date of the offer to acquire;

(iii) "**offer to acquire**" includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer;

(v) "**Offeror's Notice**" means the notice described in Subsection 13.13(c); and

(vi) "**Offeror's Trust Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any affiliate or associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an affiliate or associate of the Offeror) is made and, by

such Offer, the Offeror agrees to be bound by the provisions of this Section 13.13, and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Trust Unitholders representing at least 90% of the outstanding Trust Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of those Trust Unitholders who accepted the Offer; and

(iii) the Offeror complies with Subsections 13.13(c) and 13.13(c),

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by a Dissenting Unitholder pursuant to Subsection 13.13(c) and the Offeror wishes to exercise that right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Trust Unitholders holding at least 90% of the Trust Units of all Trust Unitholders to which the bid relates (other than Trust Units held by or on behalf of the Offeror or an affiliate or associate of the Offeror) have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Trust Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Trust Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustees within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection 13.13(c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trust, duly endorsed for transfer, if a Trust Unit Certificate or such other certificate has been provided.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection 13.13(c), the Offeror shall pay or transfer to the Trustees, or to such

other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection 13.13(c).

(f) The Trustees, or the person directed by the Trustees, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection 13.13(c), but such cash or other consideration shall not form any part of the Trust Assets. The Trustees, or such persons as are directed by the Trustees, shall deposit cash in a separate account in a Canadian chartered bank and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection 13.13(c), the Trustees, if the Offeror has complied with Subsection 13.13(c), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustees' opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with Subsection 13.13(c) the consideration to which such Dissenting Unitholder is entitled under this Section 13.13; and

(iii) send to each Dissenting Unitholder who has not complied with Subsection 13.13(c) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustees or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(C) the Trustees, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit Certificate(s) or such other documents as the Trustees or such other person may require in lieu thereof,

and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Trust Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 14
TERMINATION

14.1 Term of Trust

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on February 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

14.2 Termination with the Approval of Trust Unitholders

The Trust Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Trust Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustees as the Trust Unitholders determine, including a direction to distribute the Company Shares and the Company Notes, *in specie* to holders of Trust Units.

14.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustees shall give notice thereof to the Trust Unitholders, which notice shall designate the time or times at which Trust Unitholders may surrender their Trust Units for cancellation and the date at which the registers of Trust Units shall be closed.

14.4 Powers of the Trustees Upon Termination

After the date on which the Trustees are required to commence to wind-up the affairs of the Trust, the Trustees shall undertake no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

14.5 Sale of Investments

After the date referred to in Section 14.3, the Trustees shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money the Company Shares, the Company Notes and all other assets comprising the Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust Assets, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders (in respect of a termination authorized under Section 14.2). If the Trustees are unable to sell all or any of the Company Shares or the Company Notes or other assets which comprise part of the Trust Assets by the date set for termination, the Trustees may, subject to obtaining all necessary regulatory approvals,

distribute the remaining the Company Shares or the Company Notes or other assets directly to the Trust Unitholders in accordance with their *pro rata* interests.

14.6 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Company Shares, the Company Notes and other assets together with any cash forming part of the Trust Assets among the Trust Unitholders in accordance with their *pro rata* interests.

14.7 Further Notice to Trust Unitholders

In the event that less than all of the Trust Unitholders have surrendered their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 14.3, the Trustees shall give further notice to the remaining Trust Unitholders to surrender their Trust Units for cancellation and if, within one year after the further notice, all the Trust Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of Trust Units comprising such Trust Units to receive their *pro rata* share of the remaining Trust Assets and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Trust Unitholders (deducting all expenses thereby incurred from the amounts to which such Trust Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into court.

14.8 Responsibility of the Trustees after Sale and Conversion

The Trustees shall not (except as provided in the following sentence) invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.3 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 14.6.

ARTICLE 15
SUPPLEMENTAL INDENTURES

15.1 Provision for Supplemental Indentures for Certain Purposes

The Trustees may, without approval of the Trust Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto or restatements of such indentures or instruments which thereafter shall form part of this Declaration of Trust, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 11.1 where the Trustees may do so without the consent, approval or ratification of the Trust Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Trust Units,

and any such indenture or instrument supplemental to this Declaration of Trust shall be binding on all parties, including without limitation, all Trust Unitholders on the later of (i) the date of execution, and (ii) the effective date of any required approval by Trust Unitholders, of that indenture or instrument.

ARTICLE 16
GENERAL

16.1 Notices

(a) Any notice or other document required to be given or sent to Trust Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any written notice or written communication given to the Trustees shall be addressed to the Trustees at the head office of the Trust, with a copy to Goodmans LLP, Attention: Stephen Pincus (Facsimile - 416-979-1234), and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex or other means of prepaid, transmitted or recorded communication.

16.2 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Trust Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Trust Unitholder for any such failure.

16.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

16.4 Service of Notice

Any notice or document sent by post to or left at the address of a Trust Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Trust Unitholder and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Trust Units concerned.

16.5 Information Available to Trust Unitholders

Each Trust Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto relating to Trust Units held by that Trust Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of the person requiring the Trustees to furnish the list of Trust Unitholders and, if the person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the holders of Trust Units, (b) an offer to acquire Trust Units, or (c) any other matter relating to the Trust Units or the affairs of the Trust, obtain a list of the Trust Unitholders for the aforesaid purposes.

16.6 Fiscal Year

The fiscal year and taxation year of the Trust shall end on December 31 of each year.

16.7 Financial Disclosure

The Trust will send to Trust Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Trust Unitholders, the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

(b) within 60 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable

securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.8 Trust Unitholder Meeting Information

Prior to each meeting of Trust Unitholders, the Trustees will provide to each Trust Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Trust Unitholder to appoint a proxy, who need not be a Trust Unitholder, to attend and act at the meeting on behalf of the Trust Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by applicable law.

16.9 Taxation Information

On or before March 15 in each year, the Trust will provide to Trust Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Trust Unitholders for income tax purposes to enable Trust Unitholders to complete their tax returns in respect of the prior calendar year.

16.10 Income Tax: Election

In respect of the first taxation year of the Trust, the Trust shall elect pursuant to Subsection 132(6.1) of the Tax Act that the Trust be deemed to be a mutual fund trust for the entire year.

16.11 U.S. Federal Tax Classification

Within 70 days of the formation of the Trust the Trust shall file with the United States Internal Revenue Service an entity classification election on Form 8832, pursuant to United States Treasury Regulations section 301.7701-3, to be classified as an association taxable as a corporation for United States federal tax purposes effective as of the date of the formation of the Trust.

16.12 Power of Attorney

(a) The Trustees hereby grant to the Company or its affiliates a power of attorney, constituting the Company with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust in connection with the Offering, including, without limitation, to execute on the Trust's behalf the Preliminary Prospectus, the Prospectus and the Underwriting Agreement, provided that such power of attorney shall expire at Closing.

(b) Each Unitholder hereby grants to the Trustees and their successors and assigns, a power of attorney constituting the Trustees and such successors and assigns with

full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(i) this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(ii) any instrument, deed, agreement or document in connection with carrying on the affairs of the Trust as authorized in this Declaration of Trust;

(iii) all conveyances, transfers and other documents required in connection with dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust;

(iv) any and all elections, determination or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust; and

(v) all transfer, conveyances and other documents required to facilitate the acquisition of Trust Units of non-tendering offerees pursuant to Section 13.13.

The Power of Attorney granted herein is, to the extent permitted by applicable law, a power coupled with an interest and is irrevocable and will survive the assignment by the Unitholder of all or part of the Unitholder's interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

16.13 Income Tax: Obligation of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Tax Act or any similar provincial legislation and neither the Trust nor the Trustees shall be accountable or liable to any Trust Unitholders by reason of any act or acts of the Trustees consistent with, or which the Trustees believe in good faith to be consistent with, any such obligations or responsibilities.

16.14 Income Tax: Deductions

The Trustees shall determine the tax deductions, allowances and credits to be claimed, and designations to be made by the Trust in any year, and the Trustees shall claim such deductions, allowances and credits and make such designations for the purposes of computing the income of the Trust and the amount of tax payable, if any, by the Trust pursuant to the provisions of the Tax Act.

16.15 Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Trust Unitholders shall be binding upon all the Trust Unitholders, whether present at or absent from such meeting, and each and every Trust Unitholder shall be bound to give effect accordingly to every such resolution.

16.16 No Breach

Notwithstanding any other provision of this Declaration of Trust, Trust Unitholders shall have no power to effect any amendment hereto which would require the Trustees to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustees under any agreement binding on or obligation of the Trust or the Trustees.

16.17 Execution of Instruments

Any two Trustees shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the foregoing shall not limit in any way the power of the Trustees to delegate to any person or persons the authority to sign in the name of and on behalf of the Trust any specific instrument or any instruments in writing generally.

ARTICLE 17
AUDITORS

17.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

17.2 Appointment of Auditors

Ernst & Young, LLP are appointed as the auditors of the Trust, to hold such office until the first annual meeting of the Trust Unitholders or until their resignation or removal in accordance with Section 17.3. The Auditors will be selected at each succeeding annual meeting of Trust Unitholders. The Auditors will receive such remuneration as may be approved by the Trustees.

17.3 Change of Auditors

The Auditors may at any time be removed by the Trustees with the approval of a majority of the votes cast by Trust Unitholders at a meeting of Trust Unitholders duly called for the purpose and, upon the resignation or the removal of the Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Trust Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

17.4 Report of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Trust Unitholder with the annual financial statements referred to in Section 16.7.

ARTICLE 18
MISCELLANEOUS

18.1 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.2 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

18.3 Successors and Assigns

The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties hereto and their respective heirs, executors, administrators, successors and assigns.

18.4 References to Agreements

Any reference herein to any agreement, contract, indenture or obligation shall refer to such agreement, contract, indenture or obligation as the same may be amended from time to time.

18.5 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting here from be drawn up in English.

[The remainder of this page has intentionally been left blank.]

IN WITNESS WHEREOF each of the parties has caused these presents to be executed the 8th day of April, 2004.

"V. James Sardo"

V. James Sardo

"Rudy G. Riedl"

Rudy G. Riedl

"James R. Anderson"

James R. Anderson

INITIAL UNITHOLDER

"William Gorman"

William Gorman

DEVELOPMENT AGREEMENT

BY AND AMONG

U.S. ENERGY SYSTEMS, INC.

AND

CINERGY SOLUTIONS, INC.

AND

COUNTRYSIDE U.S. POWER, INC.

DATED AS OF APRIL 8, 2004

TABLE OF CONTENTS

Page

LIST OF APPENDICES

INDEX OF DEFINED TERMS

DEVELOPMENT AGREEMENT

DEVELOPMENT AGREEMENT (this "*Agreement*") made as of April 8, 2004, by and among **U.S. Energy Systems, Inc.**, a Delaware corporation ("*USE*"), **Cinergy Solutions, Inc.**, a Delaware corporation ("*CSI*") and a wholly-owned Subsidiary of Cinergy Corp., a Delaware corporation ("*Cinergy*") and **Countryside U.S. Power, Inc.**, a Delaware corporation ("*Countryside U.S.*") and an indirectly wholly-owned Subsidiary of Countryside Power Income Fund (the "*Fund*"). (USE, CSI and Countryside U.S. are referred to herein collectively as the "Parties" and individually as a "Party").

W I T N E S S E T H:

WHEREAS, the Fund has been established as an unincorporated, open-ended limited purpose trust formed under the laws of the Province of Ontario to invest indirectly in energy projects consisting of biogas-to-energy and district energy systems;

WHEREAS, the Parties seek to jointly acquire, develop, improve and operate energy projects that meet the Parties' investment and growth objectives in North America;

WHEREAS, the Parties desire to set forth their understandings regarding their respective rights, obligations and interests with respect to their joint development efforts.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the Parties agree as follows:

ARTICLE I

PURPOSE AND SCOPE

Section 1.1 General.

(a) The purpose and scope of the Parties' joint development efforts as set forth in this Agreement is for USE, CSI and Countryside U.S. to jointly develop, acquire, operate, maintain and own electric and thermal projects (such as independent power production, renewable generation, district energy and cogeneration facilities) and end-user energy facilities serving industrial, commercial, institutional, retail, wholesale and utility customers (collectively, the "*Projects*") throughout North America, and such other purposes as the Parties may legally undertake. The Parties intend to pursue Projects involving large retail users, such as industrial facilities, and niche markets serving wholesale customers under long-term contracts, provided that such Projects initially, or after further development or improvement, meet each Party's acquisition and investment guidelines.

(b) USE and Countryside U.S. will each be obligated to present all leads they identify for potential Projects to the Parties for joint development under this Agreement, so long as there is joint management between USE and Countryside U.S. Joint management between USE and Countryside U.S. shall mean at least one common employee in management positions for both entities. In the event there is no longer joint management, either party shall have the right, but not the obligation, to present potential Projects under this Agreement. In addition, CSI shall have the right, but not the obligation, to put forth potential Projects for consideration by USE and Countryside U.S. for joint development under this Agreement.

(c) USE and CSI will contribute such assets, capital and other resources as are required to acquire, develop or improve the Projects that they choose to pursue under this Agreement. The Fund will be provided with an opportunity to acquire or invest in the Projects on terms that recognize the Fund's objectives to increase, when prudent, cash distributions per trust unit of the Fund ("*Unit*") while adhering to the Fund's acquisition and investment guidelines.

(d) Countryside U.S. will provide investment analysis and evaluation services on behalf of all Parties to the Development Agreement. In consideration for these services, Countryside U.S. will receive an annual fee of US$430,000 from USE and CSI, payable in monthly installments of US$35,833, with sixty-

seven percent (67%) payable by USE and thirty-three percent (33%) payable by CSI. Such annual fee will change each year, on the anniversary date of this Agreement, based on the increase or decrease in the Consumer's Price Index for the preceding year, as published by the Bureau of Labor Statistics, U.S. Department of Labor.

(e) USE will provide office location, telecommunications and computer equipment, office supplies, equipment and secretarial and administrative support services at its existing offices to Countryside U.S. at no cost, to support the investment and evaluation efforts conducted by Countryside U.S.

(f) A committee will oversee the acquisition, development or improvement of the Projects as further described in Section 2.1 below.

(g) No Party shall be obligated to (i) participate in any Project or opportunity or (ii) finance the acquisition, development or improvement of an identified Project or (iii) acquire or invest in a Project, unless such Party has accepted such Project in accordance with this Agreement. A decision by the Fund not to invest in or any Party not to participate in a Project shall not limit any of the other Parties' rights to proceed with such Project pursuant to this Agreement.

(h) In the event Countryside U.S. elects not to participate in a potential Project, Countryside U.S. shall be afforded the rights set forth in Section 3.1(b) hereof with respect to such Project developed hereunder should USE and/or CSI divest of the Project subsequent to its acquisition, development or improvement pursuant to this Agreement.

(i) Notwithstanding anything else to the contrary herein no investment pursuant to this Agreement will involve any Investment in US Energy Biogas Corp. or its direct or indirect subsidiaries. The execution and delivery of this Agreement does not give rise to any right of any Party, as of the date hereof, to acquire any voting shares of US Energy Biogas Corp. or its Affiliates (as defined below).

Section 1.2 <u>Project Process</u>.

(a) Projects which are identified by one Party or its "Affiliates" (as defined below) as candidates for joint development by the Parties hereunder shall be presented to the other Parties for acceptance. Any Project presented by a Party hereunder shall be described in reasonable detail as to customer identity, location, conceptual, technical and financial scope, and "Material Approvals" (as defined below) which may be required. Within fifteen (15) days (or such shorter time as circumstances may reasonably require) of the initial disclosure by the presenting Party of a proposed Project, each other Party shall advise the presenting Party in writing as to whether or not such other Party desires to pursue the Project pursuant to this Agreement. Failure of any other Party to advise the presenting Party of acceptance of the opportunity within the applicable time period shall be deemed a rejection. Upon acceptance of a Project presented hereunder by at least two (2) Parties hereunder, such Project shall be developed in accordance with this Agreement by such accepting Parties. Upon a Party's acceptance of a Project hereunder, that Party will be deemed a "Participating Party" with respect to such Project. If no Parties accept a Project presented hereunder, then the presenting Party shall be free to develop the Project on its own, with no further obligation to the other Parties hereunder. For purposes of this Agreement, (i) "*Affiliate*" of a Person means a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first mentioned Person, (ii) "*Person*" means any individual, corporation, limited liability company, association, partnership (general or limited), joint venture, trust, joint-stock company, estate, unincorporated organization or other legal entity or organization, (iii) "*Control*" means the possession, directly or indirectly, of the power to direct or to cause the direction of the management policies of a Person, whether through ownership of stock, by contract or credit arrangement or otherwise and (iv) "*Material Approvals*" shall mean all material governmental or regulatory consents, licenses, approvals or other authorizations necessary to permit the establishment, ownership and operation of the Project Company on the terms contemplated herein, including, without limitation, any requisite approval of the Securities and Exchange Commission (the "*SEC*") under the Public Utility Regulatory Policies Act of 1978, as amended ("*PURPA*").

(b) It is understood and agreed that if a Party declines to pursue a Project in connection with this Agreement, which Project was brought to such Party by another Party hereunder, then, except as provided in Section 1.2(c), the declining Party shall not pursue such Project on its own for a period of three (3) years from the date such Party declined to pursue such Project, and the Party who initially presented the Project to the declining Party shall have the exclusive right to pursue such Project on its own accord. The declining Party may, however, at any time request to be allowed to participate in such Project and, if permitted to so participate by the other Party or Parties, shall pay such development and other costs of the Project incurred prior to the date of its participation as shall be acceptable to the other Party or Parties.

(c) Notwithstanding anything to the contrary herein, the following Projects shall not be subject to the terms of Section 1.2(b) even if presented by one Party to the others pursuant to this Agreement:

(i) any Project which the non-presenting Party can demonstrate it or any Affiliate was aware of prior to being presented by the other Party;

(ii) any Project involving a customer with which the non-presenting Party can demonstrate it or any Affiliate had a relationship with at the specific Project location prior to such Project being presented by the other Party; or

(iii) any Project which is the subject of auction or RFP process generally known to the public.

(d) All profits related to a specific Project shall be shared pro rata as between the Participating Parties based upon their respective equity interests in the "Project Company" (as defined in Section 2.2) which owns the Project, unless otherwise agreed by the "Joint Development Committee" (as defined in Section 2.1(a)).

Section 1.3 Good Faith Efforts. Each Party shall make a good faith effort to identify opportunities that it desires to pursue with the other Parties pursuant to this Agreement. Any Party presenting a Project to the

other Parties hereunder shall have a good faith intention to pursue such Project with the other Parties.

ARTICLE II

PROJECTS AND PROJECT COMPANIES

Section 2.1 Development of Projects; Joint Development Committee.

(a) Each Project shall be initially developed under the direction and supervision of a joint development committee created for such Project, consisting of one (1) representative from each Participating Party (the "*Joint Development Committee*"). The initial individuals who will represent its respective Party on any Joint Development Committee are identified on Appendix A. Actions shall be taken only upon unanimous consent of the Joint Development Committee. Each Participating Party may appoint or replace its representative on the Joint Development Committee in its sole discretion, on written notice to the other Parties. The number of representatives from each Party on the Joint Development Committee may be changed by a unanimous vote of the Joint Development Committee. At the appropriate time prior to the execution of a binding Project contract with a customer or power purchaser, the Project shall be conducted by a Project Company to be owned by the Participating Parties as determined by the Joint Development Committee. The Parties contemplate that each Project Company shall establish an operating committee consisting of one (1) representative from each Participating Party, which will have responsibility for overseeing the management and operation of the Project (the "*Operating Committee*").

(b) Upon acceptance of a Project by at least two (2) Parties pursuant to Article I, the Participating Parties agree to provide sufficient resources to jointly develop such Project. The financial pro-forma and development responsibilities of each Participating Party with respect to an approved Project will be determined by the Joint Development Committee on a project-by-project basis. The Participating Parties will charge their respective services in connection with the development of a specific Project at their full cost, without profit, pursuant to a budget developed and

approved by the Joint Development Committee. In-house personnel services provided by each Participating Party will be charged at the rate of the employee's hourly base salary times a factor of 1.8, which factor will be subject to revision by the Joint Development Committee. Closing and incentive bonuses paid by each Participating Party to their employees in connection with a Project shall not be charged to the Project unless approved by the Joint Development Committee. Development services provided by Affiliates which cannot be charged at cost will be competitively bid to establish market cost.

(c) Reimbursement of Project development costs incurred by each Participating Party in accordance with this Agreement will be reimbursed by the respective Project Company. The Parties intend that the Project Company will either reimburse or capitalize such development costs at the time of initial equity or debt financing of the Project. Prior to the establishment of the Project Company for a specific Project, each Participating Party will accrue its development expenses with respect to such Project. Such accrued development expenses will be subject to a periodic cash true-up between the Participating Parties, to occur not less than quarterly, as determined by the Joint Development Committee. Such true-ups shall be allocated in accordance with the expected equity ownership interests of each Participating Party as determined by the Joint Development Committee. The Parties understand and agree that Project Companies that have signed Project contracts will reimburse the related development expenses to each Participating Party, unless otherwise agreed by the related Joint Development Committee. The funding of such reimbursement will be in proportion to each Party's ownership interest in the Project Company unless otherwise agreed by the related Joint Development Committee. Where construction and/or permanent debt financing is procured in connection with a Project, the Parties intend that the Project development expenses shall be reimbursed from the initial drawdown of such financing.

(d) For Projects in which CSI is a Participating Party, it is agreed that CSI will be the Party responsible for arranging debt financing for such Project, unless otherwise agreed by CSI. If CSI provides corporate financing for a Project, the applicable financing will be provided at market, based on the

Project credit-worthiness, as agreed by the Joint Development Committee. If financing for a Project is based on non-recourse or jointly-owned pool finance arrangements, such financing shall be provided at cost.

(e) It is agreed that each Participating Party shall have the right to use any other Participating Party's marketing materials and resumes for the development and marketing of Projects to be undertaken pursuant to this Agreement, provided that the use of such materials and resumes are subject to the review of the Joint Development Committee.

(f) For any Projects currently under development by a Party (or any of its Affiliates) which another Party agrees to pursue under this Agreement, such presenting Party's prior development costs, to the extent reasonable and quantifiable, shall become part of the Project costs to be reimbursed to the Parties as provided in Section 2.1(c).

(g) It is agreed that each Party shall have the right, on written notice to the other Parties, to decline participation in a Project at any time up until the transfer of the Project to a Project Company, unless otherwise agreed by the Joint Development Committee. In the event a Party declines participation after the Project has been accepted by the Joint Development Committee, but prior to the transfer of the Project to the Project Company, the remaining Parties shall have the right to use any information developed jointly by the Parties or developed by the declining Party with respect to such Project, provided that the declining Party shall not be deemed to be making any representation or warranty, express or implied, as to the accuracy or completeness of such information and shall have no liability with respect to the use of such information by the remaining Parties. Such declined Project shall be subject to a final true-up pursuant to Section 2.1(c) as of the date of withdrawal, provided that in the event the remaining Parties successfully execute binding contracts with a customer or utility power purchaser with respect to a Project declined by the other Party under this Section 2.1(g), the declining Party shall be reimbursed its development costs up to the final true-up amount, payable at the time of the initial equity or debt financing of the Project, but otherwise

shall not have any right to receive any financial benefit with respect to such Project.

Section 2.2 Project Companies and their Ownership. Each separate entity conducting a Project (a "*Project Company*") shall be of such form as determined by the Joint Development Committee based upon tax, accounting, corporate, financing, regulatory and other considerations.

Section 2.3 PURPA, PUHCA and Other Considerations. The Participating Parties by mutual consent shall modify the ownership or governance structure for a Project Company or for Project assets to accommodate the requirements of PURPA, the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), to obtain any other Material Approvals, or for other reasons in order to implement Projects considered desirable by the Joint Development Committee or to reduce or eliminate any adverse consequences to the Project Company or any Party.

Section 2.4 Dual Service. The same individuals who act as representatives on the Joint Development Committee may serve on the Operating Committee, board of managers, or comparable governing body of the Project Company related to that Project.

Section 2.5 Operation of Project Companies.

(a) The Party who identifies a Project to the other Parties shall have the right to designate the operator of the respective Project Company (the "Project Operator"), which shall be one of the Participating Parties or an Affiliate thereof, unless otherwise agreed by the related Joint Development Committee. The Project Operator shall have primary responsibility for the day-to-day operation and management of the Project, and shall be directly accountable to and supervised by the Operating Committee.

(b) The Participating Parties shall cause each Project Company to enter into a service agreement (the "*Project Company Service Agreement*") with the Project Operator. The Project Company Service Agreement shall have such terms and pricing structure as approved by the Operating Committee. The Project Operator will charge its services for a Project at fair market price.

The Project Operator's in-house personnel services will be charged at the rate of the employee's hourly base salary times a factor of 1.8, which factor will be subject to revision by the Operating Committee. Operating services not provided at cost will be competitively bid and provided by the Party providing the lowest cost operating service to the Project Company.

Section 2.6 Special Provisions Relating to Project Companies.

(a) The capital structure of each Project Company shall be determined by the Joint Development Committee. Subject to Section 2.6(B)hereof, and any other third party agreements by which such Project Company or its assets are bound, such Project Company's organizational documents will provide its owners with a "pre-emptive right", but not the obligation, to participate in additional capital fundings into such Project Company in proportion to such owners' ownership interest in the Project Company subject to standard terms and conditions respecting such pre-emptive rights for similar project companies.

(b) The capitalization of each Project Company shall be subject to the receipt of any necessary corporate approvals by the Participating Parties and receipt by the Participating Parties of all requisite "Material Approvals", including, to the extent applicable, (i) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of the SEC under PUHCA, (iii) any certification of the Project as a "QF" under PURPA by the Federal Energy Regulatory Commission if deemed desirable by the Participating Parties, (iv) the approval of any Canadian or provincial securities commission with respect to Countryside U.S. or the Fund or compliance with regulatory requirements, and (v) compliance with all state energy and environmental related laws and regulations.

Section 2.7 Dividends. It is the intent of the Parties that the primary source of their investment return in connection with this Agreement shall be dividends and distributions from the Project Companies. Accordingly, the Participating Parties shall cause the Project Companies to adopt appropriate policies of declaring dividends at the highest level permitted by

applicable law, consistent with prudent business practices and having due regard for relevant business, taxation, working capital, banking covenant and operational requirements.

Section 2.8 Intellectual Property Rights. Any intellectual property rights held by a Party or its Affiliates that are made available to the other Parties or to any of the Project Companies in the implementation of this Agreement will be on a non-exclusive and no profit basis, to the extent such Party is legally or contractually able to do so.

Section 2.9 Names and Logos. To further the objectives of this Agreement, the Parties acknowledge and agree that each of the Project Companies shall have the non-exclusive right to use the names and logos of the Participating Parties to the extent such use is reasonable and in connection with the implementation of this Agreement.

ARTICLE III

TRANSFER OF INTERESTS IN PROJECT COMPANIES

Section 3.1 Transfer of Equity Interests in Project Companies; Proportionate Sales Rights.

(a) The equity interest of any Participating Party or its Affiliates, as the case may be, in any of the Project Companies shall not be transferred, sold, assigned, conveyed, exchanged, pledged, encumbered or otherwise disposed of (a "Transfer") unless: (i) the other Participating Parties are afforded a right of first offer in accordance with the procedures set forth in Section 3.1(b), (ii) the contemplated Transfer does not adversely affect the QF or other regulatory status of the Project or the QF status or other regulatory status of any other Project, (iii) all requisite approvals and consents of any governmental or regulatory authority having jurisdiction over the Project Company or the Transfer have been duly obtained, and (iv) the contemplated Transfer does not result in adverse tax treatment for the Project Company or any of the Participating Parties, except that clause (i) above shall not apply to any Transfer by such Party to an Affiliate or a third party lender.

(b) (i) Right of First Offer Regarding Equity Interests in Project Companies. In the event any Participating Party or its Affiliate desires to sell or otherwise dispose of any equity interest in any Project Company, such selling Party or Affiliate (the "*PC Selling Party*") shall first deliver a written notice (the "*Section 3.1 Notice*") to the other Participating Parties (the "*PC Second Parties*") which notice shall specify the equity interest to be sold (the "*PC Offered Interest*"). Within thirty (30) days after receipt of the Section 3.1 Notice by the PC Second Parties, the PC Second Parties shall have the right to offer to purchase (the "*PC First Offer*") all, but not less than all, of the PC Offered Interest at a price which price shall be payable only in cash (the "*PC First Offer Price*"), and on other terms and conditions as shall be set forth in the PC First Offer. If Countryside U.S. is one of the PC Second Parties, Countryside U.S. will have the right to purchase 100% of the PC Offered Interest. If Countryside U.S. is not one of the PC Second Parties and USE and CSI are both

Participating Parties, USE and CSI will each have the right to purchase 50% of the PC Offered Interest (provided that USE's allocations will be increased and CSI's allocation will be decreased in order to maintain the QF status of a Project under PURPA), unless either Participating Party waives such right, in which case the remaining Participating Party will have the right to purchase 100% of the PC Offered Interest. Within thirty (30) days after receipt of the PC First Offer, the PC Selling Party shall either accept or reject the PC First Offer. If the PC Selling Party accepts the PC First Offer, the PC Selling Party shall sell, and the PC Second Parties shall purchase, the PC Offered Interest at a closing to be held at a time not later than sixty (60) days (or such necessary longer period specified in Section 3.1(b)(ii)) after the PC Selling Party's acceptance of the PC First Offer and at the place as may be mutually agreed upon, at which time the PC Offered Interest shall be delivered free and clear of all liens, claims, charges or other encumbrances which are attributable to the PC Selling Party ("*Liens*") which may have been imposed on the PC Offered Interest and are not connected with the financing or operation of the Project Company itself against payment of the PC First Offer Price. In order to comply with applicable regulatory requirements, the purchasing Party may designate (A) a third party to purchase any portion of the PC Offered Interest which the purchasing Party is committed to purchase hereunder if the PC Offered Interest constitutes all of Selling Party's equity and debt interest in the Project Company or (B) a third party reasonably acceptable to the PC Selling Party to purchase any portion of the PC Offered Interest which the purchasing Party is committed to purchase hereunder if the PC Offered Interest constitutes less than all of the PC Selling Party's equity and debt interest in the Project Company. If the PC Selling Party rejects or does not timely accept the PC First Offer, then the PC Selling Party shall have one hundred and twenty (120) days (or such necessary longer period specified in Section 3.1(b)(ii)) following such rejection within which to consummate the sale of all of the PC Offered Interest at a price per share in cash equal to or greater than the PC First Offer Price, and in all other respects upon terms and conditions no less favorable than those specified in the PC First Offer. If no such sale occurs within such 120-day period (or longer period as described in Section 3.1(b)(ii)), the PC Offered Interest shall again be subject to all of the

restrictions set forth in this Section 3.1(b)(i).

(ii) The foregoing notwithstanding, the time periods specified in Section 3.1(b)(i) may be extended by any Participating Party by providing written notice to the other Participating Parties to the extent reasonably required to accommodate (1) any Material Approvals, shareholder approval or removal of Liens being sought in good faith by appropriate procedures promptly initiated and diligently conducted by the Party requesting the extension, and (2) the procurement of debt or equity funding by any Participating Party or any third party purchaser for the acquisition of the PC Offered Interest, provided such extension under this clause (2) shall not exceed six (6) months from the originally specified date.

(iii) The foregoing notwithstanding, in the event Countryside U.S. is not a Participating Party, the PC Selling Party shall nevertheless deliver a Section 3.1 Notice to Countryside U.S., and Countryside U.S. shall be deemed a PC Second Party pursuant to the terms of Section 3.1(b)(i) with respect to such Project, and the other Parties hereunder agree to afford Countryside U.S. the rights set forth in Sections 3.1(b)(i) and (ii) with respect to such Project.

(c) If the PC Second Parties do not elect to purchase the PC Offered Interest pursuant to Section 3.1(b) above, the PC Second Parties shall have the right, but not the obligation, to sell to the prospective purchaser identified in the PC First Offer the same proportion of the PC Second Parties' interests as the proportion of the PC Selling Party's interest proposed to be sold by the PC Selling Party at the same price and otherwise on the same terms and conditions on which, and at the same time as, the PC Selling Party wishes to sell its interest. The proportionate sale right referred to in this Section 3.1(c) shall be exercisable by written notice given by the PC Second Parties to the PC Selling Party during the same thirty (30) day period the PC Second Parties have to make the PC First Offer referred to in Section 3.1(b). The PC Selling Party shall not sell any of its interest to the prospective purchaser unless such purchaser honors its obligation to purchase the interest from the PC Second Parties as provided herein. Any purported Transfer of interest in any Project Company which is inconsistent with this Section 3.1(c)

shall be null and void and of no effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 USE's Representations and Warranties. USE represents and warrants to CSI and Countryside U.S. as follows:

(a) Organization; Authority Relative to this Agreement. USE is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. USE has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) Due Execution and Delivery. No other corporate proceedings on the part of USE are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by USE and constitutes a legal, valid and binding agreement of USE enforceable against USE in accordance with its terms.

(c) Non-Contravention. The execution and delivery by USE of this Agreement do not and will not (i) contravene or conflict with the Certificate of Incorporation or By-Laws of USE, or (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to USE.

(d) Required Filings and Consents. The execution and delivery by USE of this Agreement does not require any consent, approval, authorization, or permit of, or filing with or notification to, any governmental or regulatory authority, or otherwise require any consent of any other Person.

(e) Litigation. As of the date hereof, there is no action, suit, claim, investigation or proceeding pending against, or to the knowledge of USE, threatened against USE or any of its Affiliates before any court or arbitrator or any administrative, regulatory or governmental body, or any agency or official which challenges or seeks to enjoin any of the actions

contemplated by this Agreement.

Section 4.2 CSI's Representations and Warranties. CSI represents and warrants to USE and Countryside U.S. as follows:

(a) Organization; Authority Relative to this Agreement. CSI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CSI is a wholly owned Subsidiary of Cinergy. CSI has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) Due Execution and Delivery. No other corporate proceedings on the part of CSI are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by CSI and constitutes a legal, valid and binding agreement of CSI enforceable against CSI in accordance with its terms.

(c) Non-Contravention. The execution and delivery by CSI of this Agreement do not and will not (i) contravene or conflict with the Certificate of Incorporation or By-Laws of CSI, or (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to CSI.

(d) Required Filings and Consents. The execution and delivery by CSI of this Agreement does not require any consent, approval, authorization, or permit of, or filing with or notification to, any governmental or regulatory authority, or otherwise require any consent of any other Person.

(e) Litigation. As of the date hereof, there is no action, suit, claim, investigation or proceeding pending against, or to the knowledge of CSI, threatened against CSI or any of its Affiliates before any court or arbitrator or any administrative, regulatory or governmental body, or any agency or official which challenges or seeks to enjoin any of the actions contemplated by this Agreement.

Section 4.3 Countryside U.S.'s Representations and Warranties. Countryside U.S. represents and warrants

to USE and CSI as follows:

(a) Organization; Authority Relative to this Agreement. Countryside U.S. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Countryside U.S. is an indirectly wholly owned Subsidiary of the Fund. Countryside U.S. has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) Due Execution and Delivery. No other corporate proceedings on the part of Countryside U.S. are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Countryside U.S. and constitutes a legal, valid and binding agreement of Countryside U.S. enforceable against Countryside U.S. in accordance with its terms.

(c) Non-Contravention. The execution and delivery by Countryside U.S. of this Agreement do not and will not (i) contravene or conflict with the Certificate of Incorporation or By-Laws of Countryside U.S., or (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Countryside U.S.

(d) Required Filings and Consents. The execution and delivery by Countryside U.S. of this Agreement does not require any consent, approval, authorization, or permit of, or filing with or notification to, any governmental or regulatory authority, or otherwise require any consent of any other Person.

(e) Litigation. As of the date hereof, there is no action, suit, claim, investigation or proceeding pending against, or to the knowledge of Countryside U.S., threatened against Countryside U.S. or any of its Affiliates before any court or arbitrator or any administrative, regulatory or governmental body, or any agency or official which challenges or seeks to enjoin any of the actions contemplated by this Agreement.

ARTICLE V

CERTAIN COVENANTS OF THE PARTIES

Section 5.1 Confidentiality.

(a) No Party nor any of its officers, directors, managers, employees, Affiliates, agents or advisors shall without the prior written consent of the other Party: (i) reveal to any third party any confidential or proprietary information, data, documents, know-how or trade secrets of the Project customers or of the other Parties with respect to such other Parties' disclosures under this Agreement ("*Confidential Information*"); or (ii) use any Confidential Information in any manner which may directly or indirectly adversely affect the Project customer, the other Parties or their Affiliates; provided, however, that any Confidential Information may be disclosed by such Party (x) if required by law or legal or regulatory process or by the rules of or any agreement with the SEC, the New York Stock Exchange, Inc., NASDAQ, or, with respect to Countryside U.S. or the Fund, any Canadian or provincial securities commission (but only in accordance with such law, legal or regulatory process, rules or agreement) or (y) in compliance with the valid order of a court of competent jurisdiction or (z) in connection with the procurement of debt or equity funding, provided any receiving party agrees to be bound by the confidentiality provisions contained in this Section 5.1. Confidential Information shall not include information which has become available as a matter of public record through no act or omission of such Party, or any of its Affiliates, agents or advisors, or to the extent such Confidential Information was in the possession of such Party or its Affiliates prior to its receipt from the other Party or the Project customer or which was received from a third party without breach of confidentiality obligations. Confidential Information shall not be used by the receiving Party for any reason outside of the purpose and scope of this Agreement. The obligations established pursuant to this Section shall survive any termination of this Agreement for a period of three (3) years, except that there shall be no limit on the amount of time trade secrets must be kept confidential.

(b) Each Party shall take reasonable efforts to ensure that the Confidential Information is not disclosed to, or obtained from it or its employees, officers or agents by, any Person other than personnel employed by it or acting on its behalf who require to have access to it in order to facilitate the transactions contemplated by this Agreement and the conduct of the business of the Project customer or any of the Project Companies in accordance with this Agreement.

(c) The Parties agree that irreparable damage shall occur in the event of a breach of Sections 5.1 (a) or (b) and that the non-breaching Party shall be entitled to equitable relief in the event of any such breach.

Section 5.2 Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to implement the transactions contemplated by this Agreement. In case at any time after the execution of this Agreement any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party hereto shall take all such necessary action to the extent reasonable.

Section 5.3 No Inconsistent Efforts or Agreements. No Party shall solicit proposals or enter into any agreements or arrangements of any kind with any Person (other than a Party hereto) with respect to the Project Companies on terms inconsistent with the provisions of this Agreement.

Section 5.4 Publicity; Publications. All media contacts and public announcements by any Party or any of its Affiliates regarding the matters covered by this Agreement shall be mutually agreed upon by the Parties. Unless otherwise agreed to by the Participating Parties, media contacts and public announcements relating to any Project, including press releases by any Project Company shall be approved by the Joint Development Committee. Notwithstanding the foregoing, the Participating Parties and their Affiliates may make such public an-

nouncements, reports, filings and disclosures concerning this Agreement and the businesses of the Project customer or any of the Project Companies as may be required by the rules of or any agreement with the SEC, the New York Stock Exchange, Inc., NASDAQ, any other U.S. federal or state governmental or regulatory authority, or, with respect to Countryside U.S. or the Fund, any Canadian or provincial securities commission, provided, that, such disclosing Party or Affiliate shall use reasonable efforts to consult with the other Participating Parties regarding the nature and contents of the contemplated disclosure. Unless the Parties otherwise agree, each and every advertisement by or on behalf of the Joint Development Committee or any Project Company shall have the "Cinergy" name on the left side of such advertisement and the "U.S. Energy Systems, Inc." and "Countryside U.S." names on the right side of such advertisement, provided, that, CSI is a Participating Party for that Project.

Section 5.5 Cooperation Regarding Developments. To assist in achieving the purposes and intent of this Agreement and the transactions contemplated hereby, each of the Parties shall from time to time brief the other on trends in the industry, including legislative and legal developments, that impact markets relating to the Projects.

Section 5.6 Compliance with Laws. Each of the Parties shall comply in all material respects, and shall cause their respective "Subsidiaries" (as defined below) to comply in all material respects, with all applicable laws, rules or regulations of the United States or any other jurisdiction that are or may be applicable to the joint development efforts hereunder or any of the Project Companies in connection with the implementation of this Agreement. For purposes of this Agreement, "*Subsidiary*" or "*Subsidiaries*" of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

Section 5.7 Regulatory Matters. The Parties shall cooperate with each other to ensure that all information (including Confidential Information) necessary for the making of (or responding to any requests for further information consequent upon) any notifications or filings made in respect of this Agreement, or the transactions contemplated hereby, with any governmental agency or authority is supplied to the Party responsible for such notification and filings in order that such filings are properly, accurately and timely made.

Section 5.8 Indemnification.

(a) Each Party hereto shall indemnify and hold harmless the other Parties and the other Parties' officers, directors, shareholders, Affiliates, successors and permitted assigns against any claims, losses, liabilities, damages and reasonable expenses, including attorneys fees, relating to or arising from any (i) acts or omissions of the indemnifying Party or the indemnifying Party's officers, directors, Affiliates, successors or permitted assigns that are in breach of any agreement or any representation or warranty set forth in this Agreement or (ii) gross negligence or willful misconduct of the indemnifying Party or the indemnifying Party's officers, directors, Affiliates, successors and permitted assigns.

(b) If any Party shall be entitled to indemnity hereunder (an "*Indemnified Party*"), such Indemnified Party shall give prompt notice to the Party from which such indemnity is sought (the "*Indemnifying Party*") of any claim or proceeding pursuant hereto; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been prejudiced materially by such delay or failure. The Indemnifying Party shall have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim, to assume, at the Indemnifying Party's expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the

expense of such Indemnified Party. The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder.

ARTICLE VI

TERM; TERMINATION; DISSOLUTION

Section 6.1 Term. This Agreement shall be effective on the date first set forth above, and shall continue for a period of five (5) years following such date. The term shall be automatically extended beyond such expiration date for an additional five (5) year period unless any Party hereto provides a notice of termination to the other Parties at least sixty (60)days prior to the end of the initial term.

Section 6.2 Termination. This Agreement may be terminated: (a) by the mutual written consent of the Parties; or (b) by any Party if any court or governmental authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting or making illegal the implementation of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

Section 6.3 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.2, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party hereto; provided, however, that the termination of this Agreement shall not affect any existing Project Companies; and further provided, however, that the Parties shall mutually agree on the disposition of any Projects under development by the Joint Development Committee, and any future add-on Projects with existing customers of any Project Company; and further provided, however, that the termination of this Agreement shall not relieve any Party from liability for any breach of this

Agreement; and further provided, however, that the following provisions of this Agreement shall survive termination: Sections 3.1(a)(ii)-(iv), 5.1, 5.8, 6.2, 6.3, 7.5, 7.7 and 7.10.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1 Entire Agreement. This Agreement (including all attachments hereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement also supersedes that certain Joint Project Development Agreement between CSI and USE dated as of October 12, 2000, which agreement is hereby void and of no further effect, and CSI and USE hereby confirm that no "Projects" have been undertaken pursuant to that agreement, as such term is defined in that agreement.

Section 7.2 Assignment. This Agreement shall not be assigned by any Party or by operation of law or otherwise, provided, however, that a merger of the ultimate parent of any Party shall not be deemed to be an assignment by operation of law for the purposes of this Section 7.2, and provided further, that if such a merger has an adverse effect on any Material Approvals, such Party shall pay any costs incurred by a Project Company or the other Parties in order to modify or bring such Material Approvals back into compliance.

Section 7.3 Amendment. This Agreement may not be amended except by an instrument in writing duly executed and delivered on behalf of each of the Parties hereto.

Section 7.4 Extension; Waiver. Each Party may (i) extend the time for the performance of any of the obligations or other acts of any other Party, (ii) waive any inaccuracies in the representations and warranties of any other Party contained herein, or (iii) waive compliance by any other Party with any of the agreements or conditions contained herein, provided that such extensions and waivers shall only be effective as to the Party providing the same. Any agreement on the part of

any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 7.5 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the principles of conflicts of law thereof.

Section 7.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.7 No Consequential Damages. Except as otherwise provided in this Agreement, it is agreed that no Party will be responsible to the others for any indirect, special, incidental or consequential loss or damage whatsoever (including lost profits and opportunity costs) arising out of this Agreement, provided that such limitation of liability shall not be construed to limit the indemnification obligations of the Parties set forth in Section 5.8.

Section 7.8 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity and enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.9 Independent Parties. Nothing

contained in this Agreement shall be deemed or construed for any purpose to establish, between the Parties, a partnership or joint venture, a principal-agent relationship, or an employer-employee relationship, and no Party shall have the authority to bind the others with respect to any Project other than as may be provided in the operative documents executed by the Parties with respect to any Project Company.

Section 7.10 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by reputable overnight delivery service, by facsimile or by registered or certified mail (postage prepaid, return receipt requested), to the other Party as follows:

If to USE:

U.S. Energy Systems, Inc.
One North Lexington Avenue, 15th Floor
White Plains, NY 10601
Attention: Goran Mornhed, President & CEO
Facsimile: 914-993-5190

with a copy to:

U.S. Energy Systems, Inc.
One North Lexington Avenue, 15th Floor
White Plains, NY 10601
Attention: General Counsel
Facsimile: 914-993-5190

If to CSI:

Cinergy Solutions, Inc.
139 East Fourth Street
Mail Drop EA502
Cincinnati, OH 45202
Attention: M. Stephen Harkness
Facsimile: 513-419-5719

with a copy to:

Cinergy Corp.
139 East Fourth Street

Mail Drop 503
Cincinnati, OH 45202
Attention: General Counsel, Commercial Business
Facsimile: 513-419-6955

If to Countryside U.S.:

Countryside U.S. Power, Inc.
c/o U.S. Energy Systems, Inc.
One North Lexington Avenue, 15th Floor
White Plains, NY 10601
Attention: President
Facsimile: 914-993-5190

with a copy to:

Countryside U.S. Power, Inc.
c/o U.S. Energy Systems, Inc.
One North Lexington Avenue, 15th Floor
White Plains, NY 10601
Attention: Vice President, Legal
Facsimile: 914-993-5190

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 7.11 Fees and Expenses. Each Party shall bear its own expenses and costs in connection with and prior to entering this Agreement.

Section 7.12 Mutual Drafting. Each Party hereto has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 7.13 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 7.14 Counterparts. This Agreement may be executed in three (3) or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

U.S. ENERGY SYSTEMS, INC.

By: *"Henry Schneider"*
Name: Henry Schneider
Title: Vice President

CINERGY SOLUTIONS, INC.

By: *"M. Stephen Harkness"*
Name: ____________________
Title: ____________________

COUNTRYSIDE U.S. POWER, INC.

By: *"Goran Mornhed"*
Name: Goran Mornhed
Title: President

APPENDIX A

INITIAL REPRESENTATIVES ON JOINT DEVELOPMENT COMMITTEES

USE: Goran Mornhed, President and Chief Executive Officer

CSI: ____

Countryside U.S.: Goran Mornhed, President

COUNTRYSIDE CANADA POWER INC.
as issuer

- and -

CIBC MELLON TRUST COMPANY
as indenture trustee

NOTE INDENTURE

April 8, 2004

GOODMANS LLP

TABLE OF CONTENTS

COUNTRYSIDE CANADA POWER INC.

NOTE INDENTURE

THIS INDENTURE is made as of the 8th day of April, 2004,

BETWEEN:

COUNTRYSIDE CANADA POWER INC., a corporation incorporated under the laws of Canada

(the "**Issuer**");

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada, having an office in the City of Toronto in the Province of Ontario

(the "**Trustee**").

WITNESSETH THAT:

WHEREAS the Issuer is authorized to create and issue the Notes as herein provided;

WHEREAS the Issuer Directors have duly authorized the execution of this Indenture and the creation and issue of the Notes proposed to be issued hereunder;

WHEREAS the foregoing recitals and any statements of facts relating to the Issuer in this Indenture or in the Notes are and shall be deemed to be made by the Issuer and not by the Trustee;

WHEREAS the Trustee has full power and authority to execute this Indenture and to accept and execute the rights, powers, duties, obligations and responsibilities and any trusts herein imposed upon it;

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH THAT the parties hereto hereby agree and declare as follows:

ARTICLE 1 DEFINITIONS

1.1 Definitions and Interpretation

In this Indenture, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter. In this Indenture, except where the context otherwise requires:

(a) "**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended from time to time;

(b) "**Business Day**" means any day, other than a Saturday, Sunday or any other day on which banks are generally not open for business in Toronto, Ontario;

(c) "**Counsel**" means the firm of legal counsel retained by the Trustee or retained by the Issuer and acceptable to the Trustee;

(d) "**Dollar**" and "**$**" mean lawful money of Canada;

(e) "**Event of Default**" has the meaning ascribed thereto in Section 6.1;

(f) "**Fund**" means Countryside Power Income Fund, an open-ended trust constituted under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust;

(g) "**Fund Declaration of Trust**" means the Declaration of Trust of the Fund dated February 16, 2004, as the same may be further amended, modified, supplemented, restated or replaced from time to time;

(h) "**Fund Units**" means units of the Fund, each of which represents an equal undivided interest in the distributions and assets of the Fund, issued pursuant to the Fund Declaration of Trust;

(i) "**Indebtedness**" means any liability;

(j) "**Indenture**", "**herein**", "**hereby**", "**hereof**" and similar expressions mean or refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "***Article***", "***section***", "***subsection***", "**paragraph**" and "**clause**" followed by numbers or letters mean and refer to the specified Article, section, subsection, paragraph or clause of this Indenture;

(k) "**Insolvency or Bankruptcy Proceeding**" means, in respect of the Issuer, any insolvency or bankruptcy proceeding, or any receivership, liquidation, reorganization or other similar proceeding relative to the Issuer or to the property of the Issuer, or any proceeding for liquidation, dissolution or other winding-up of the Issuer, or any marshalling of the assets and liabilities of the Issuer;

(l) "**Interest Payment Date**" means the 30th day following each calendar month that such Notes are outstanding;

(m) "**Issuer**" means Countryside Canada Power Inc., a corporation incorporated under the laws of Canada and includes any successor to the Issuer;

(n) "**Issuer Directors**" means, at any time, the individuals who are the directors of the Issuer at such time;

(o) "**Lien**" shall mean any hypothec, mortgage, charge, pledge, lien (statutory or otherwise), security interest or other encumbrance of any nature however arising, or any other security agreement or arrangement creating in favour of any creditor right in respect of a particular asset that is prior to the right of any other creditor in respect of such asset;

(p) "**Maturity Date**" means the date on which the Notes are to mature pursuant to Subsection 2.2(d);

(q) "**Noteholder(s)**" or "**Holder(s)**" means, at any given time, the registered holder(s) of Notes at such time;

(r) "**Noteholders Request**" means an instrument, signed in one or more counterparts by the Holders of at least 50% in the aggregate of the principal amount of Notes then outstanding (including the Fund if it then owns not less than 25% of such aggregate principal amount), requesting the Trustee to take the action or proceeding specified therein;

(s) "**Notes**" means the notes issued under this Indenture;

(t) "**Officer's Certificate**" means a certificate signed in the name of the Issuer by any Issuer Director, or by any officer of the Issuer;

(u) "**Person**" means an individual, general or limited partnership, trust, joint venture, syndicate, company or corporation, with or without share capital, unincorporated organization or a government or any agent or instrumentality therein;

(v) "**Redemption Amount**" has the meaning ascribed thereto in Section 3.1;

(w) "**Redemption Date**" means, with respect to any Note to be redeemed hereunder, the date specified for the redemption of such Note in the Redemption Notice as set forth in Section 3.3;

(x) "**Redemption Notice**" has the meaning ascribed thereto in Section 3.3;

(y) "**Representative**" means the Trustee under the Indenture or other trustee, agent or representative for any Senior Indebtedness;

(z) "**Senior Indebtedness**" means all Indebtedness, liabilities and obligations of the Issuer which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or *pari passu* with the Indebtedness evidenced hereby;

(aa) "**Special Resolution**" has the meaning ascribed thereto in Section 9.14;

(bb) "**Subsidiary Entities**" means, collectively, Countryside Canada Acquisition Inc., USE Canada Holdings Inc. and USE Canada Energy Corp.;

(cc) "**Successor**" has the meaning ascribed thereto in Section 8.1;

(dd) "**Trustee**" means CIBC Mellon Trust Company and its successors and permitted assigns hereunder;

(ee) "**Unitholder(s)**" means, at any given time, the registered holder(s) of Issuer Units at such time; and

(ff) "**Written Order**" or "**Written Request**" means a written order or request, respectively, signed in the name of the Issuer by any Issuer Director.

1.2 Meaning of "outstanding" for Certain Purposes

Every Note shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, or until monies for the payment thereof shall be set aside under Article 7, or until it shall have become void pursuant to Section 2.13. Where a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for all purposes, including, without limitation, the purpose of determining the aggregate principal amount of Notes outstanding. Notes owned, directly or indirectly, legally or beneficially by the Issuer or any Affiliate of the Issuer (other than the Fund) shall be disregarded for the purpose of any provision of this Indenture entitling Holders of outstanding Notes to vote, constitute a quorum for the purpose of voting, sign consents, requisitions or other instruments or take any other action under this Indenture, except that (a) for the purpose of determining whether the Trustee shall be protected in relying on any vote, constitution of a quorum, consent, requisition or other action, only those Notes which the Trustee knows are so owned shall be disregarded and (b) Notes so owned which have been pledged in good faith other than to the Issuer or any Affiliate of the Issuer (other than the Fund) shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in its discretion, free from the control of the Issuer or any Affiliate of the Issuer (other than the Fund).

ARTICLE 2
THE NOTES

2.1 Issue of Notes

The Notes may be issued as indicated in Section 2.2 below. No additional Notes are authorized to be created or issued hereunder.

2.2 Designation, Terms and Form of Notes

The Notes authorized to be issued under this Indenture shall:

(a) consist of an unlimited aggregate principal amount thereof;

(b) be designated as Notes;

(c) with respect to each such Note, bear the date such Note is issued;

(d) be payable on the Maturity Date which, for purposes of greater certainty, shall be the 20th anniversary of the date of issuance;

(e) bear interest from and including the issue date of each such Note at the rate of 10.95% per annum (after as well as before maturity, with interest on overdue interest at the same rate), payable in monthly instalments in arrears on each Interest Payment Date;

(f) be issuable in denominations of at least $100 and integral multiples of $100 thereafter;

(g) be substantially in the form set out in Schedule "A" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Issuer Directors executing any Notes may deem necessary or desirable, in their sole discretion;

(h) bear such distinguishing letters and numbers as the Trustee may approve; and

(i) be redeemable as provided in Article 3.

2.3 Payment at Maturity

On maturity, the Trust will repay the Notes by paying to the Trustee under the Indenture in cash an amount equal to the outstanding principal amount of the outstanding Notes which have then matured, together with accrued and unpaid interest thereon. For greater certainty, payment at maturity shall proceed as follows:

(a) The principal amount of each Note will be payable on the Maturity Date of such Note in lawful money of Canada against the surrender of such Note by the Holder thereof at any of the places at which a register (including any branch register) is maintained pursuant to Section 2.10; and

(b) The Issuer shall deposit with the Trustee by way of wire transfer of funds, certified cheque or bank draft, no later than 10 a.m. (Toronto time) on the Maturity Date, such sums as are sufficient to pay the principal amount of each Note on the Maturity Date (less any tax required to be deducted, if any).

2.4 Interest

Each Note issued hereunder shall bear interest from and including the date of issuance thereof and from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on such outstanding Notes, whichever shall be the later, to but excluding the earlier of:

(a) if called for redemption, the Redemption Date; and

(b) the Maturity Date thereof,

unless such payment is improperly withheld or refused upon due presentation and surrender thereof for payment on or after the appropriate date and prior to the setting aside of the appropriate amount pursuant to Article 7.

Payment of interest shall be made in accordance with Section 2.14 on each Interest Payment Date.

Wherever in this Indenture the payment of interest is referred to, such reference shall be deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable, and express mention of interest on amounts in default in any provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made.

2.5 Prescription

The right of a Noteholder to exercise its rights under this Indenture with respect to a Note shall become void unless the Note is presented for payment within a period of six years from the Maturity Date thereof, after which payment with respect to such Note shall be governed by the provisions of Article 7. The Issuer shall have satisfied its obligations under each Note upon remittance to the Trustee for the account of the Holder of such Note upon redemption or at the Maturity Date thereof of any and all consideration due hereunder in cash with respect to such Note, subject to and in accordance with the provisions of this Indenture. Such remittance shall for all purposes be deemed a payment to the Noteholder, and consequently such Note shall thereafter not be considered outstanding and the Noteholder shall have no right with respect to such Note, except to receive payment out of the monies so paid and deposited upon surrender of the Note.

2.6 Issuance of Notes

Notes issued from time to time shall be executed by the Issuer and, immediately after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of the Issuer upon receipt by the Trustee of the following:

(a) a Written Order for the certification and delivery of such Notes;

(b) an Officer's Certificate that, so far as is known to the person signing the same, the Issuer is not in default in the performance of any of its covenants herein contained and has complied with the requirements of this Indenture in connection with the issue of the Notes; and

(c) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of the Notes.

2.7 Trustee's Reliance

The Trustee shall not be bound to make any enquiry or investigation as to the correctness of the matters set forth in any of the opinions, certificates or other documents required by the provisions hereof. The Trustee may act and rely and shall be protected in acting and relying upon any such opinions, certificates or other documents, but may in its discretion require additional evidence before acting or relying thereon. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so certified and delivered or of the proceeds thereof.

2.8 Execution of Notes

Notes shall be signed by at least one Issuer Director holding office at the time of signing. The signatures of the Issuer Director required on Notes may be printed or otherwise mechanically reproduced thereon and Notes so signed are as valid as if they had been signed manually. If a Note contains a printed or mechanically reproduced signature of a Person, then the Issuer may issue the Note even though the Person has ceased to be an Issuer Director and such Note is as valid as if the Person were an Issuer Director at the date of its issue.

2.9 Certification by the Trustee

No Note shall be issued or, if issued, shall be obligatory or entitle the Holder to the benefit hereof, until it has been certified by or on behalf of the Trustee substantially in the form of the certificate set out in Schedule "A" hereto, or in some other form approved by the Trustee. Such certification by the Trustee upon any Note shall be

conclusive evidence that the Note has been duly issued hereunder and is a valid obligation of the Issuer and that the Holder is entitled to the benefit hereof.

The certificate of the Trustee on Notes issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Notes or as to the performance of the Issuer as to its obligations hereunder (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or of the proceeds thereof (other than disbursement of amounts received from the Issuer in respect of the payment of interest or principal or any Redemption Amount pursuant to the terms hereof).

2.10 Registration of Notes

The Issuer shall cause to be kept by and at the principal corporate trust office of the Trustee in the City of Toronto, a central Notes register (or by such other registrar or registrars, if any, as the Issuer, with the approval of the Trustee, may designate) and in such other place or places as the Issuer, with the approval of the Trustee, may designate, branch registers, in which shall be entered the names and latest known addresses of the Holders of Notes and the other particulars, prescribed by law, of the Notes held by them respectively and of all transfers of Notes. Such name registration shall be noted on the Notes by the Trustee or other registrar. No transfer of a Note shall be effective as against the Issuer unless made on one of the appropriate registers and made by the Holder or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee or other registrar may prescribe, and unless such transfer shall have been duly noted on such Note by the Trustee or other registrar.

The registers referred to in this Section 2.10 shall at all reasonable times be open for inspection by the Issuer, by the Trustee and by any Noteholder.

The Holder of a Note may at any time and from time to time have the registration of such Note transferred from the register in which the registration thereof appears to another register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Trustee.

Neither the Issuer nor the Trustee nor any registrar shall be required to transfer or exchange any Notes on any Interest Payment Date with respect to such Notes and for a period of 10 days next preceding any such Interest Payment Date.

None of the Trustee or any registrar for any of the Notes or the Issuer shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Note and may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

Except in the case of the central register required to be kept at the City of Toronto, the Issuer shall have the power at any time to close, with the prior approval of the Trustee, any branch register upon which the registration of any Note appears and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Note shall be deemed to be registered on such existing or new register, as the case may be.

In the event that the register in any place is closed and the records transferred to a register kept in another place, notice of such change shall be given, in the manner provided in Section 12.1, to the Holders of the Notes registered in the register so closed and in addition the particulars of such change shall be recorded in the central register required to be kept in the City of Toronto.

Every registrar shall, when requested to do so by the Issuer or the Trustee, furnish the Issuer or the Trustee, as the case may be, with a list of the names and addresses of the Holders of Notes showing the principal amounts and serial or similar numbers of such Notes held by each Holder.

2.11 Person Entitled to Payment

The Person in whose name any Notes shall be registered shall be deemed the owner thereof for all purposes of this Indenture and payment of or on account of the principal and accrued interest on such Notes shall be made only to or upon the order in writing of such Holder thereof and such payment shall be a good and sufficient discharge to the Trustee and any registrar and to the Issuer and any paying agent for the amount so paid.

As the pre-maturity interest on the Notes becomes payable (including interest payable at maturity or on redemption), the Issuer, at least three days prior to each Interest Payment Date, shall forward or cause to be forwarded by prepaid ordinary mail (or in the event of mail service interruption by such other means as the Trustee and the Issuer shall determine to be appropriate), to the Holder for the time being of each such Note, at its address appearing on the appropriate register hereinbefore mentioned, or in the case of joint Holders, to the one whose name appears first on such register, a cheque for such interest (less any tax required by law to be deducted) payable to the order of such Holder or Holders and negotiable at par at each of the places at which interest upon such Notes is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on the Notes to the extent of the sums represented thereby (plus the amount of any tax deducted as aforesaid), unless such cheque is not paid on presentation; provided that, in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, the Issuer, on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, shall issue to such Holder a replacement cheque for the amount of such cheque. The Issuer and any Noteholder may in writing agree as between themselves as to any alternative method of payment (such as by wire transfer of funds or hand delivery of a cheque) of such interest. The Issuer shall be responsible for such payments and shall provide written confirmation of such payment to the Trustee after each payment has been made.

If the Trustee is responsible for payment in respect of interest on any Notes, the Issuer, at least three days prior to each Interest Payment Date, shall deliver or cause to be delivered to the principal office of the Trustee in the City of Toronto certified funds or wire transfer funds (in immediately available funds) for the amount of such payment (less any tax required to be deducted, if any) payable to the order of the Trustee. In such case, the Trustee shall remit payment to the Holder for the time being of each such Note and the provisions of the second paragraph of this Section 2.11 shall apply, *mutatis mutandis*.

The registered Holder for the time being of any Note shall be entitled to the principal and interest, if any, evidenced by such Note, free from all equities or rights of set-off, compensation or counterclaim between the Issuer and the original or any intermediate Holder thereof and all Persons may act accordingly, and a transferee of a Note shall, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in such respect required by this Indenture or by any conditions contained in such Note or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Note, free from all equities or rights of set-off, compensation or counterclaim between the Issuer and the transferor or any previous Holder thereof, save in respect of equities of which the Issuer is required to take notice by statute or by order of a court of competent jurisdiction.

Where Notes are registered in more than one name, the principal and interest, if any, from time to time payable in respect thereof in accordance with this Section 2.11 may be paid by cheque payable to the order of all such Holders, failing written instructions from them to the contrary, and such payment shall be a valid discharge to the Trustee and any registrar and to the Issuer and any paying agent for the amount so paid.

2.12 Replacement of Notes

If any of the Notes shall become mutilated or defaced, or be lost, destroyed or stolen, and in the absence of notice that such Notes have been acquired by a *bona fide* purchaser for value, the Issuer shall issue and thereupon the Trustee shall certify and deliver a new Note of like date and tenor as the one mutilated, defaced, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated or defaced Note or in lieu of and in substitution for such lost, destroyed or stolen Note and the new Note shall be in a form approved by the Trustee. The new Note shall be entitled to the benefit hereof and shall rank equally in accordance with its terms with all other Notes issued hereunder.

The applicant for the issue of a new Note shall bear the cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Issuer and the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to the Issuer and the Trustee in their discretion and such applicant may also be required to furnish a surety bond in amount and form satisfactory to the Issuer and the Trustee in their discretion, and shall pay the reasonable charges of the Issuer and the Trustee in connection therewith.

2.13 Exchange of Notes

Notes in any denomination may be exchanged at any time for Notes of the same aggregate principal amount in any other authorized denomination. Notes may be so exchanged at any of the places at which a register (including any branch register) is maintained pursuant to Section 2.10 or other convenient place of delivery by the Issuer and acceptable to the Trustee.

The Issuer shall execute and the Trustee shall certify all Notes necessary to carry out exchanges pursuant to this Section 2.13. All Notes surrendered for exchange shall be cancelled.

The party requesting any exchange pursuant to this Section 2.13 shall, as a condition precedent to such exchange, reimburse the Trustee for any stamp or other security transfer tax or governmental charge required to be paid in respect of such exchange or the related issue of Notes and in addition a reasonable charge for its services for each Note exchanged or transferred and a reasonable charge for every Note issued upon such exchange or transfer, and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.14 Payment of Interest and Principal

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or otherwise, on account of any Note or any interest thereon, if any, shall be payable at the option of the Holder at any of the places at which the principal and interest, if any, of such Note are payable.

Whenever any payment of principal or interest to be made hereunder shall be stated to be due on a day which is not a Business Day (other than December 31), then the Noteholder shall not be entitled to payment of the amount due until the next succeeding Business Day and will not be entitled to interest or other payment in respect of such delay; provided, if December 31 is not a Business Day, the Noteholder shall be entitled to payment in full of the amount due on December 31 on the preceding Business Day and the Issuer will not be entitled to any payment in respect of such early payment.

2.15 Rank and Subordination

The Notes certified and issued under this Indenture rank *pari passu* with one another. The payment of the principal and interest, if any, on the Notes is expressly subordinated to the prior payment in full of Senior Indebtedness, as provided in Article 4.

2.16 No Fractional Notes

The Notes are issuable as fully registered Notes in denominations of $100 and integral multiples of $100 only.

2.17 *Section 2.21* Tax Withholdings

The Issuer shall make any withholdings or deductions in respect of taxes required by law or by the interpretation or administration thereof and shall remit the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law.

The Trustee shall have no obligation to verify any payments under the *Income Tax Act* (Canada) or any provision of provincial, state, local or foreign tax law.

ARTICLE 3
REDEMPTION, PURCHASE AND CANCELLATION

3.1 Redemption of Notes; Notice to Trustee

The Issuer shall have the right, at its option, to redeem either in whole at any time or in part from time to time Notes outstanding hereunder, outstanding from time to time, on such date as the Issuer Directors determine, in their sole discretion, before the Maturity Date(s) thereof upon payment in lawful money of Canada in an amount equal to the principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date, if any, (the "**Redemption Amount**"). The election of the Issuer to redeem any Notes shall be evidenced by a resolution of the Issuer Directors adopted no more than 60 days prior to the Redemption Date. In case of any redemption at the election of the Issuer of less than all of the Notes, the Issuer shall, at least 30 days prior to the Redemption Date (unless a shorter notice shall be satisfactory to the Trustee) notify in writing the Trustee of such Redemption Date and of the principal amount of Notes which shall then be redeemed on a *pro rata* basis.

3.2 Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the places where a register (including any branch register) is maintained pursuant to Section 2.10 and at any other places specified in the notice of redemption.

3.3 Notice of Redemption

Notice of redemption of Notes shall be given to holders of the Notes called for redemption by the Issuer at least 20 days prior to the Redemption Date (the "**Redemption Notice**") substantially in the form set forth in Schedule "B" hereof for the Notes and in the manner provided in Section 12.1. Such Redemption Notice shall be irrevocable and shall, at the written direction of the Issuer, specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Amount, the places of payment and, if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed and shall state that, subject to Section 3.4, interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date.

3.4 Notes Due on Redemption Date

Upon a Redemption Notice being given in accordance with Section 3.3, the Redemption Amount with respect to the Notes so to be redeemed shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the places specified in Section 3.2 on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to Article 7.

3.5 Deposit of Redemption Monies

Upon Notes being called for redemption as provided for in Section 3.3 hereof, the Issuer shall deposit with the Trustee or any paying agent to the order of the Trustee or for the account of the Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed on such Redemption Date (less any tax required to be deducted, if any). The Trustee shall pay or cause to be paid to the Noteholders, upon surrender of the Notes, the Redemption Amount thereof from the sums so deposited.

3.6 Failure to Surrender Notes Called for Redemption

If the holder of any Notes, which are called for redemption in accordance with Section 3.3, should, within 30 days from the Redemption Date, fail to surrender any of such Notes or fail within such time to (a) accept payment of the Redemption Amount payable in respect thereof or (b) give such receipt therefor, if any, as the

Trustee may require, such Redemption Amount shall be set aside in trust for such Noteholder, in accordance with Article 7 and Section 11.5, and such setting aside shall for all purposes be deemed a payment to the Noteholder and, to that extent, such Notes shall thereafter not be considered as outstanding hereunder and the Noteholder shall have no right, as of the Redemption Date, except to receive payment out of the monies so paid and, upon surrender of its Notes, without interest thereon.

3.7 Less than all Notes Redeemed

If less than all of the Notes outstanding are to be redeemed, each holder of Notes shall have a proportion of the Notes held by such holder redeemed equal to the proportion which the aggregate principal amount of Notes to be redeemed is to the aggregate principal amount of all Notes outstanding at such time, rounded up to the next whole multiple of $100 of principal amount of Notes held by such Noteholder.

3.8 Purchase of Notes

The Issuer may purchase all or any of the Notes in the open market or by tender or by private contract at a price determined by the Issuer Directors in compliance with applicable laws.

If, upon an invitation for tenders, more Notes than the Issuer is prepared to accept are tendered at the same lowest price, the Notes to be purchased by the Issuer will be selected by the Issuer Directors in such manner as the Issuer Directors may deem equitable, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose, the Issuer Directors may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders and notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only.

The holder of any Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such holder, a new Note for the unpurchased part so surrendered and the Trustee shall certify and deliver such new Note upon receipt of the Note so surrendered and confirmation by the Issuer so tendered.

3.9 Cancellation of Purchased Notes

All Notes redeemed or purchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Notes shall be issued in substitution therefor.

3.10 Cooperation Between Issuer and Trustee

The Issuer agrees that it will take all necessary steps in a joint effort with the Trustee, to properly effect redemption, purchase and/or cancellation of Notes as contemplated under this Article 3.

ARTICLE 4
SUBORDINATION TO SENIOR INDEBTEDNESS

4.1 Agreement to Subordinate

The Issuer agrees, and each Holder by accepting a Note agrees, that the Indebtedness evidenced by the Notes (including the principal and interest, if any, on all the Notes and the Redemption Amount with respect to any Notes being called for redemption) is subordinate in right of payment, to the extent and in the manner provided in this Article 4, to the prior payment in full of all Senior Indebtedness. Such subordination is intended for the benefit of, and may be enforced by, each holder of Senior Indebtedness and their Representatives.

4.2 Liquidation; Dissolution; Bankruptcy

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Issuer, or to its property or assets, or in the event of any

proceedings for liquidation or termination or other winding-up of the Issuer whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or in the event of any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Issuer:

(a) the holders of all Senior Indebtedness will first be entitled to receive payment in full of the principal thereof, premium or penalty (or any other amount payable under such Senior Indebtedness), if any, and interest due thereon, before the Noteholders are entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities by set-off or otherwise, which may be payable or deliverable in respect of any of the Notes.

(b) upon payment or distribution of assets of the Issuer, of any kind or character, including without limitation cash, property or securities, to creditors pursuant to or as a result of any Insolvency or Bankruptcy Proceeding, all Senior Indebtedness shall first be paid in full in cash before either the Holders of the Indebtedness evidenced by the Notes or the Trustee under this Indenture shall be entitled to any such payment or distribution and any assets so paid or distributed to which any Holder of the Notes or the Trustee under this Indenture would be entitled except for the provisions of this Article 4, shall be paid or distributed by the Issuer or by any receiver, administrator, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution on behalf of the Issuer, or by any Holder of the Notes or by the Trustee under this Indenture if received by it, directly to the holders of the Senior Indebtedness or to their Representatives, to the extent necessary to pay all Senior Indebtedness in full in cash.

(c) if the Trustee or the Holders of the Notes have failed to file claims or proofs of claim with respect to the Notes in any Insolvency or Bankruptcy Proceeding earlier than five days prior to the deadline for any such filing, the Trustee and the Holders of Notes hereby appoint and empower any Representative for the holders of Senior Indebtedness (the "**Senior Indebtedness Agent**") to file such claims or proofs of claim; provided that the Senior Indebtedness Agent on behalf of the holders of the Senior Indebtedness shall have no obligation to file any such claims or proofs of claim. Absent any such failure to file, the Trustee and the Holders of Notes shall have and continue to have full and absolute discretion over the filing of such claims in any manner and in substance as the Trustee or the Holders may determine in their sole discretion.

4.3 Default on Senior Indebtedness

(a) No payment of or in respect of the Notes (including principal and interest and Redemption Amount, if any) shall be made by the Issuer or received by the Trustee or any Holder of Notes, whether in cash, property or securities by set-off or otherwise, if at the time of such payment or immediately after giving effect thereto, there shall exist under any Senior Indebtedness or any agreement or instrument pursuant to which any Senior Indebtedness is outstanding, any event of default or any default, condition, event or act which with notice, lapse of time, or both, would constitute an event of default thereunder (a "**Senior Indebtedness Default**").

(b) Expect as hereinafter otherwise provided in Section 4.3(c), upon the occurrence of a Senior Indebtedness Default, neither the Trustee nor any Holder of Notes shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of the indebtedness represented by the Notes or any interest, premium or penalty (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Indenture or of the Notes, or (ii) at any time when a Senior Indebtedness Default has occurred under any Senior Indebtedness and is continuing and notice of any such Senior Indebtedness Default has been given by or on behalf of the holders of Senior Indebtedness to the Issuer and the Trustee, in each case, unless and until such Senior Indebtedness Default shall have been indefeasibly paid and satisfied in full, or unless and until such Senior Indebtedness Default shall have been cured or waived or shall have ceased to exist in accordance with the provisions of such Senior Indebtedness.

(c) For greater certainty, but without limiting the generality of the foregoing, this Section 4.3 shall not be construed so as to prevent the Trust from receiving and retaining any payment on account of Notes which are made (i) in a manner that is consistent with the terms of this Indenture or of the Notes, and (ii) at any time when no Senior Indebtedness Default has occurred and is continuing and in respect of which notice has not been given by or on behalf of the holders of Senior Indebtedness to the Issuer.

4.4 Acceleration of Notes

If payment of the Notes is accelerated or demanded, the Issuer shall promptly notify holders of Senior Indebtedness or their Representatives of the acceleration or demand.

4.5 When Distribution Must Be Paid Over

If any payment or distribution of any kind, including without limitation, cash, property or securities, is made or received by way of set-off or otherwise to the Holders of the Notes or to the Trustee under this Indenture that, in accordance with this Article 4, should not have been made or received, the recipient of such payment or distribution shall segregate the same from its other assets and property and shall hold it in trust for the benefit of, and shall immediately pay it over to, the holders of Senior Indebtedness or to their Representatives for application in payment of Senior Indebtedness.

4.6 Notice by the Issuer

The Issuer shall promptly notify the Trustee in writing of any facts known to the Issuer that would cause any payment or distribution of any amounts with respect to the Notes to violate this Article 4, but failure to give such notice shall not affect the subordination of the Notes to the Senior Indebtedness as provided in this Article 4.

4.7 Subrogation

Subject to the indefeasible payment in full of all Senior Indebtedness, the rights of the Holders of Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Issuer applicable to the Senior Indebtedness, to the extent of the application thereto of monies or other assets which would have been received by the Holders of Notes but for the provisions of this Article 4, until the Notes have been paid in full and no such subrogation, as between the Issuer, its creditors other than the holders of Senior Indebtedness, and the Holders of Notes, will be deemed to be a payment by the Issuer to or on account of the holders of Senior Indebtedness.

4.8 Relative Rights

This Article 4 defines the relative rights of Holders of Notes and holders of Senior Indebtedness. Nothing in this Article 4 shall:

(a) impair, as between the Issuer and Holders of Notes, the obligation of the Issuer, which is absolute and unconditional, to pay principal of and interest on the Notes in accordance with their terms;

(b) affect the relative rights of Holders of Notes and creditors of the Issuer other than the holders of Senior Indebtedness; or

(c) prevent the Trustee or any Holder of Notes from exercising its available remedies upon an Event of Default, subject to the rights of holders of Senior Indebtedness hereunder including (without limitation) the rights to receive the distributions and payments otherwise payable to Holders of Notes.

If the Issuer fails because of this Article 4 to pay principal of or interest on a Note on the due date or to pay the Redemption Amount when due, the failure is still an Event of Default.

4.9 Subordination Not To Be Impaired

No right of any holder of Senior Indebtedness to enforce the provisions of this Article 4 shall be impaired by any act or failure to act by the Issuer, any person in custody of its property or assets or by any holder of Senior Indebtedness, or by the failure of the Issuer or any Noteholder to comply with this Article 4.

4.10 Distribution or Notice

Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness, the distribution shall be made and the notice given to their Representative.

Upon any payment or distribution of assets of the Issuer referred to in this Article 4, the Trustee and the Holders of Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Representative or of the liquidating trustee or agent or other Person making any distribution for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and of other Indebtedness of the Issuer, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.

4.11 Rights of Trustee and Paying Agent

Notwithstanding the provisions of this Article 4 or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by the Trustee, and the Trustee may continue to make payments on the Notes, unless the Trustee shall have received at its principal office in the City of Toronto at least two Business Days prior to the date of such payment written notice of facts that would cause the payment of any amounts with respect to the Notes to violate this Article 4. Only the Issuer, a holder of Senior Indebtedness or a Representative may give such notice. Nothing in this Article 4 shall impair the claims of, or payments to, the Trustee under or pursuant to Section 5.2 and Section 11.8(e) hereof.

4.12 Authorization to Effect Subordination

Each Holder of Notes by its acceptance thereof authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to acknowledge and effectuate the subordination of the Notes as provided for in this Article 4 and appoints the Trustee as attorney-in-fact for any and all such purposes. Forthwith upon the written request of any holder of Senior Indebtedness or its Representative, the Trustee shall execute and deliver to the person making such request such confirmations that the holder or holders of any Senior Indebtedness are entitled to all the rights and benefits of this Article 4, or such agreements or instruments reasonably acceptable to the Trustee in favour of the holders of Senior Indebtedness reflecting the terms of the subordination of the Notes provided for in this Article 4 and in a form reasonably acceptable to such holder or Representative and its counsel, as applicable.

4.13 Payments of Notes Permitted

Nothing contained in this Indenture, or any of the Notes, will upon the happening of any event of default, condition, event or act described in Section 4.3, prevent any payment being made by the Issuer or the Trustee in connection with the redemption or repurchase of Notes if: (i) notice of redemption or repurchase, as applicable, has been given pursuant to Article 3 prior to the happening of any such default, condition, event or act described in Section 4.3; (ii) notice of such redemption or repurchase, as applicable, is provided in accordance with Section 12.1 not earlier than 60 days before the date fixed for such redemption or repurchase; and (iii) prior to the time of such mailing the Issuer shall have furnished to the Trustee an Officer's Certificate as to the absence of any such event of default, condition, event or act described in Section 4.3 and to the effect that, to the best of the knowledge and belief of the officer signing such certificate, there is no reason to expect that any such event of default, condition, event or act will exist at the date fixed for such redemption or repurchase, as applicable, or as a result of such redemption or repurchase.

4.14 Trustee Not Fiduciary for Holders of Senior Indebtedness

With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform only such obligations on the part of the Trustee as are specifically set forth in this Article 4, and no implied covenants or obligations with respect to the holders of Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness and shall not be liable to any such holders if the Trustee shall in good faith mistakenly pay over or distribute to (i) Holders; (ii) the Issuer; or (iii) any other person cash, property or securities to which any holders of Senior Indebtedness would be entitled by virtue of this Article 4 or otherwise. With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in this Article 4 and no implied covenants or obligations with respect to holders of Senior Indebtedness shall be read into this Indenture against the Trustee.

4.15 Trustee May Hold Senior Indebtedness

The Trustee may hold Senior Indebtedness and is entitled to all the rights set forth in this Article 4 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

4.16 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Issuer, all without notice to or consent of the Noteholders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Noteholders or the Trustee.

4.17 Additional Indebtedness

This Indenture does not restrict the Issuer from incurring additional Indebtedness or granting Liens on its properties to secure any Indebtedness.

4.18 Amendments to Article 4

Each of the Issuer and the Trustee agrees, and each Holder of a Note, by its acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Notes, including this Article 4 and the definition of Senior Indebtedness, which materially prejudice the rights of the holders of Senior Indebtedness under this Article 4 without the consent of each holder of Senior Indebtedness (other than trade creditors), or their Representative. The Trustee may require an opinion of counsel that any amendment made without the consent of each of the holders of Senior Indebtedness (other than trade creditors), or their Representative does not materially prejudice such holders of Senior Indebtedness.

ARTICLE 5
COVENANTS OF THE ISSUER

5.1 General Covenants

The Issuer hereby covenants and agrees with the Trustee that, so long as any Notes remain outstanding, the Issuer will:

(a) subject to Article 4, duly and punctually pay or cause to be paid to every Noteholder, or to the Trustee on behalf of every Noteholder, the principal of and interest, if any, on the Notes held by such Noteholder on the dates, at the places and in the manner provided for in this Indenture and the Notes;

(b) deliver to the Trustee as soon as available and in any event within 120 days after the end of each fiscal year of the Issuer, audited annual consolidated financial statements of the Issuer consisting of a consolidated balance sheet and statements of income, retained earnings and changes in

financial position of the Issuer as at the end of such fiscal year, setting forth in each case in comparative form the corresponding consolidated figures (to the extent such figures are available) for the preceding fiscal year;

(c) deliver to the Trustee as soon as available and in any event within 60 days after the end of each fiscal quarter of the Issuer, unaudited financial statements of the Issuer consisting of a balance sheet and statements of income, retained earnings and changes in financial position of the Issuer as at the end of such fiscal quarter for such period and for the year-to-date setting forth in each case in comparative form the corresponding consolidated figures (to the extent such figures are available) for the preceding fiscal year;

(d) do or cause to be done all things necessary to keep in full force and effect the existence of the Issuer as a corporation under the laws of Canada, except pursuant to a transaction to which Article 8 is applicable;

(e) (i) within 120 days of the Issuer's fiscal year end, and, at any other time upon the demand of the Trustee, furnish the Trustee with a certificate as to compliance with requirements contained in this Note Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default; and (ii) forthwith after any failure to comply with any of such requirements give notice to the Trustee, including reasonably detailed particulars thereof;

(f) promptly notify the Trustee in writing upon becoming aware of any Event of Default under this Indenture, or under any Senior Indebtedness and specify what action it is taking or proposes to take with respect thereto; and

(g) not engage in any activity other than the activities permitted by its constating documents.

5.2 Trustee's Remuneration and Expenses

The Issuer will cause to be paid to the Trustee from time to time such reasonable remuneration for its services hereunder as shall be negotiated by the Issuer Directors and the Trustee, and the Issuer will cause reimbursement to be provided to the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the execution of its rights, powers, duties and obligations hereunder and in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Trustee. Any amount due under this Section 5.2 and unpaid 30 days after a request for such payment shall bear interest at the then current rate charged by the Trustee. After default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee in priority to the principal of and interest on, if any, the Notes.

5.3 Trustee to Give Notice of Default

The Trustee shall give to the Issuer and the Noteholders in the manner provided in Section 12.1 as soon as practicable after the Trustee becomes aware of any Event of Default, notice of every such Event of Default.

5.4 Performance of Covenants by Trustee

If the Issuer shall fail to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 5.2. No such performance or advance by the Trustee shall be deemed to relieve the Issuer of a default hereunder or its continuing obligations hereunder.

ARTICLE 6
DEFAULT AND ENFORCEMENT

6.1 Events of Default

Each of the following events is herein referred to as an "**Event of Default**":

(a) if default is made in the payment of any principal due on any of the Notes when the same becomes due and payable under any provision hereof or of the Notes as required hereunder;

(b) if default is made in the payment of any interest due on any of the Notes and such default shall have continued for a period of 30 days;

(c) the Issuer or any of its Subsidiary Entities defaults in a payment obligation, or defaults in the performance of any other obligation and demand for payment has been made, or payment has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness by the Issuer or any of its Subsidiary Entities for borrowed money having a principal amount outstanding in excess of $10,000,000, provided that if any such default shall be cured by the Issuer or any of its Subsidiary Entities or waived by the holders of the indebtedness concerned and any such acceleration of the maturity thereof shall be rescinded by such holders, then the default hereunder shall be deemed likewise to be cured or waived and any declaration that the Notes are due and payable shall likewise be deemed to be cancelled;

(d) the Issuer or any of its Subsidiary Entities shall admit in writing its inability, or be generally unable, to pay its debts as they become due or cease operations of its present business;

(e) a decree or order of a court having jurisdiction is entered adjudging the Issuer or any of its Subsidiary Entities a bankrupt or insolvent under any bankruptcy, insolvency, debtor's relief or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Issuer or any of its Subsidiary Entities, or appointing a receiver of, or of any substantial part of the property of, the Issuer or any of its Subsidiary Entities or ordering the winding-up or liquidation of its affairs, and any such decree or order continues un-stayed and in effect for a period of 45 days;

(f) the Issuer or any of its Subsidiary Entities shall (i) apply for, consent to or suffer the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or similar fiduciary of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of creditors, (iii) commence a voluntary case or file a petition under any bankruptcy, insolvency, debtor's relief or analogous laws (as now or hereafter in effect), (iv) be adjudicated a bankrupt or insolvent, (v) acquiesce to, or fail to have dismissed, within 45 days, any petition filed against it in any involuntary case under such bankruptcy laws, or (vi) take any action for the purpose of effecting any of the foregoing;

(g) a resolution is passed for the winding-up or liquidation of the Issuer or any of its Subsidiary Entities or if either such Person institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Company or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(h) the Issuer or any of its Subsidiary Entities shall neglect to observe or perform any other covenant or condition contained on its part to be observed or performed herein and, after notice in writing has been given by the Trustee to the Issuer or any of its Subsidiary Entities, as applicable, specifying such default and requiring to rectify the same (which notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request), such Person shall fail to rectify such default within a period of 30 days, unless the

Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(i) an encumbrancer takes possession of the property of the Issuer or any of its Subsidiary Entities or any part thereof which, in the opinion of the Trustee relying on the advice of Counsel, is a substantial part thereof, or if any process or execution is levied or enforced upon or against the property of the Issuer or any of its Subsidiary Entities or any part thereof and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith disputed by the Issuer and the enforcement by such encumbrancer is stayed;

(j) the Issuer or any of its Subsidiary Entities shall cease to carry on in the ordinary course its business or a substantial part thereof and the Trustee is made aware of same by notice to it in writing; or

(k) the Issuer or any of its Subsidiary Entities incurring any indebtedness for borrowed money that would cause the debt to equity ratio of the Issuer, on a consolidated basis, to exceed 10 to 1 if such default continues for a period of 30 days.

6.2 Acceleration on Default

In case of any Event of Default that has occurred and is continuing, the Trustee may in its discretion and shall, if so directed by a Special Resolution, subject to the provisions of Section 6.3 and Section 11.2, declare the principal of and interest, if any, on all Notes then outstanding and all other monies payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on written demand, anything therein or herein to the contrary notwithstanding. Subject to Article 4, the Issuer shall in either case forthwith pay to the Trustee for the benefit of the Noteholders the principal of and accrued and unpaid interest, if any, on such Notes and all other monies payable hereunder, together with subsequent interest thereon at the same rate as such Note bears interest prior to default from the date of such declaration until the date payment is received by the Trustee, such subsequent interest to be payable at the times and places and according to the terms of the Notes. Such payment when made shall be deemed to have been made in discharge of the Issuer's obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 6.6.

6.3 Waiver of Default or Breach

In case any Event of Default hereunder has occurred:

(a) the Holders by Special Resolution shall have the power (in addition to and subject to the other powers exercisable by Special Resolution) to instruct the Trustee to waive the default and/or to annul any declaration and/or demand made by the Trustee pursuant to Section 6.2 and the Trustee shall thereupon waive the default and/or annul such declaration and/or demand upon such terms and conditions as such Noteholders may prescribe; and

(b) the Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have power to waive the default if, in the Trustee's opinion, relying on the opinion of Counsel, the same shall have been cured or adequate satisfaction made therefor, and in such event to annul any such declaration and/or demand therefor, made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable, provided, however, that no act or omission of the Trustee or the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom. The Trustee may waive or authorize any breach or proposed breach of any of the terms, conditions or provisions of this Indenture or the Notes if, in the opinion of the Trustee based on the opinion of Counsel, such breach or proposed breach is not materially prejudicial to the interests of the Noteholders.

6.4 Proceedings by the Trustee

Whenever any Event of Default hereunder has occurred and is continuing, but subject to the provisions of Article 4 and Section 6.3 and to the provisions of any Special Resolution:

(a) the Trustee, in the exercise of its discretion and without further notice, may proceed to enforce the rights of the Trustee and the Noteholders by any action, suit, remedy or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders lodged in any bankruptcy, termination or other proceedings relative to the Issuer; and

(b) if so directed by a Special Resolution and, upon being funded and indemnified to its satisfaction as provided in Section 11.2, the Trustee shall exercise or take such one or more of such remedies as the Special Resolution may direct or, if such Special Resolution contains no direction, as the Trustee may deem expedient.

No delay or omission of the Trustee or of the Noteholders to exercise any remedy referred to in this paragraph shall impair any such remedy or shall be construed to be a waiver of any default hereunder or acquiescence therein.

The Issuer shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Indenture.

No such remedy for the enforcement of the rights of the Trustee or of the Noteholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

Upon the exercise or taking by the Trustee of any such remedies, whether or not a declaration and demand have been made pursuant to Section 6.2, the principal and interest, if any, on all Notes and other monies payable under Section 6.2 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

All rights of action hereunder may be enforced by the Trustee, without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto.

6.5 Suits by Noteholders

No Holder of any Note shall have the right to institute any action or proceedings or to exercise any other remedy authorized by this Indenture for the purpose of enforcing any right hereunder or under any Note or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under any bankruptcy legislation or to file or prove a claim in any liquidation or bankruptcy proceedings unless a Special Resolution and funding and indemnity referred to in Section 11.2 have been tendered to the Trustee and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, any Noteholder acting on behalf of itself and all other Noteholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 6.4. No one or more Noteholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by its or their action, or to enforce any right hereunder or under any Note, except subject to the conditions and in the manner herein provided, and all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Noteholders.

6.6 Application of Monies Received by Trustee

Except as otherwise herein provided, the monies arising from any enforcement hereof shall be held in trust by the Trustee and by it applied, together with any other monies then or thereafter in the hands of the Trustee available for the purpose, as follows:

(a) first, in payment or reimbursement to the Trustee of the reasonable remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the execution of its obligations and responsibilities hereunder and in the administration or execution of any trusts hereunder or otherwise in relation to this Indenture with interest thereon as herein provided;

(b) thereafter in or towards payment rateably and proportionately firstly of the principal of the Notes, secondly of the accrued and unpaid interest on the Notes and thirdly of the other monies payable hereunder, unless the order or priority of payment shall be otherwise directed by Special Resolution and, in that case, in such order or priority as between such principal and interest as may be directed by such Special Resolution; and

(c) lastly, the surplus (if any) of such monies shall be paid to the Issuer or its assigns, unless otherwise required by law.

6.7 Distribution of Proceeds

Payments to Holders pursuant to Section 6.6 shall be made as follows:

(a) at least 10 days' notice of every such payment shall be given in the manner provided in Section 12.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other monies payable hereunder;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice, any such Note thereby paid in full shall be surrendered and otherwise such payment shall be recorded by endorsement thereon; but the Trustee may in its discretion dispense with presentation and surrender in any special case upon such surety bond being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice, unless such Note be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Trustee shall not be required to make any interim payment to Noteholders, unless the monies in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 6.6(a), exceed 5% of the principal amount of the Notes.

6.8 Immunity of the Issuer Directors, etc.

The Issuer Directors will not be subject to any liability whatsoever, in tort, in contract or otherwise, in connection with the Issuer's property or the Issuer's activities, to the Issuer's beneficiaries or to any other Person, for any action taken or permitted by any such Issuer Director to be taken, or any such Issuer Director's failure to compel in any way any former or acting Issuer Director to redress any breach of trust with respect to the execution of the duties of its office or in respect of the Issuer's property or the Issuer's activities, provided that the foregoing limitation will not apply in respect of action or failure to act arising from or in connection with dishonesty, bad faith, wilful misconduct, gross negligence or reckless disregard of a duty by an Issuer Director. The Issuer Directors, in doing anything or permitting anything to be done in respect of the execution of the duties of their office or in respect of the Issuer's property or the Issuer's activities, are, and will be conclusively deemed to be, acting as trustees of the Issuer and not in any other capacity. Except as to the extent provided in this Section 6.8, the Issuer Directors will not be subject to any liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Issuer, arising out of anything done or permitted by it to be done or its failure to take any action in respect of the execution of the duties of its office or for or in respect of the Issuer's property or the Issuer's activities and resort will be had solely to the Issuer's property for the payment or performance thereof. No property or assets of the Issuer Directors owned in their personal capacity will be subject to levy, execution or other enforcement procedure with regard to any obligation under this Indenture and the Notes.

6.9 Remedies Cumulative

Each and every remedy herein conferred upon or reserved to the Trustee, or upon or to the Noteholders, shall, to the extent permitted by law, be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

6.10 Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any proceedings to obtain judgment for the principal of or interest on, if any, the Notes, judgment may be rendered against it in favour of the Noteholders hereunder, or in favour of the Trustee for any amount which may remain due in respect of the Notes and interest thereon and any other monies payable hereunder by the Issuer.

ARTICLE 7
SATISFACTION AND DISCHARGE

7.1 Payment of Principal Amount

The principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Issuer to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at any principal office of the Trustee in the City of Toronto.

7.2 Cancellation and Destruction

All Notes shall forthwith after full payment thereof be delivered to the Trustee or to a Person appointed by it or by the Issuer with the approval of the Trustee and be cancelled. All Notes cancelled or required to be cancelled under this or any other provision of this Indenture may be destroyed by or under the direction of the Trustee (if the Issuer shall so require) and the Trustee shall prepare and retain an affidavit of destruction and deliver a duplicate thereof to the Issuer.

7.3 Non-Presentation of Notes

In case the Holder of any Note should fail to present the same for payment on the date on which the principal thereon or represented thereby becomes payable at maturity or otherwise or should fail to accept payment on account thereof or give such receipt therefor, as may be required by the Trustee:

(a) the Issuer shall be entitled to pay to the Trustee and direct it to set aside; or

(b) in respect of monies in the hands of the Trustee which may or should be applied to the payment of the Notes, the Issuer shall be entitled to direct the Trustee to set aside,

the principal and interest in trust to be paid without interest to the Holder of such Note, upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal and interest payable on or represented by each Note in respect whereof such monies have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof, except that of receiving payment of the monies so set aside by the Trustee upon due presentation and surrender thereof, subject to the provisions of Section 7.4.

7.4 Repayment of Unclaimed Monies to the Issuer

Any monies in the hands of the Trustee and set aside under Section 7.3 and not claimed by and paid or delivered as provided in Section 7.3 to Holders of Notes within six years after the date of such setting aside shall be repaid to the Issuer by the Trustee on written demand or otherwise as required by the provisions of applicable escheat laws, and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders of the Notes in respect of which such monies were so repaid or delivered to the Issuer shall have no rights in respect thereof, except to obtain payment of the monies due thereon from the Issuer.

7.5 Release from Covenants

Upon Written Request and proof being given to the reasonable satisfaction of the Trustee that the principal amount of all the Notes and interest thereon, if any, and other monies payable hereunder have been paid or satisfied, or that all the outstanding Notes having matured, such payments have been duly and effectually provided for by payment to the Trustee or otherwise and upon payment of all costs, charges and expenses properly incurred

by the Trustee in relation to these payments and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of the Issuer, execute and deliver to the Issuer such deeds or other instruments as shall be requisite to release the Issuer from the terms of the Indenture and the Notes, except those terms of the Indenture relating to the indemnification of the Trustee.

ARTICLE 8
CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

8.1 Certain Requirements in Respect of Merger, etc.

The Issuer shall not enter into any transaction (whether by way of merger, consolidation, reorganization, lease, sale, conveyance, transfer, or otherwise) whereby all or substantially all of its undertaking or assets would become the property of any other Person as long as any Notes are outstanding or may be issued pursuant to the Issuer Declaration of Trust (other than pursuant to arrangements for the placing of collateral in respect of a debt made in good faith), unless:

(a) such other Person (herein called the "**Successor**") is a trust, partnership or corporation constituted under the laws of a province of Canada or the laws of Canada;

(b) the Successor executes, prior to the consummation of such transaction, such indenture supplemental hereto and other instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel necessary or advisable to evidence the assumption by the Successor of the liability for the due and punctual payment of all the Notes and the interest thereon, if any, and all other monies payable hereunder and the covenant of such Successor to pay the same and its agreement to observe and perform all the covenants and obligations of the Issuer under this Indenture and the Notes;

(c) such transaction is to the satisfaction of the Trustee and in the opinion of Counsel upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee and of the Noteholders hereunder; and

(d) at the time of or immediately after the consummation of such transaction, no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default hereunder.

8.2 *Vesting of Powers in Successor*

Upon satisfaction of the conditions of Section 8.1, the Successor shall succeed to and be substituted for the Issuer with the same effect as if the Successor had been named herein and the Successor shall possess and from time to time may exercise each and every right and power of the Issuer under this Indenture in the name of the Issuer or otherwise and any act or proceeding by any provisions of this Indenture required to be done or performed by any trustees or officers of the Issuer may be done and performed with like force and effect by the like trustees (if any), directors (if any) or officers of such Successor.

8.3 Execution of Supplemental Indenture

Upon being satisfied that the conditions of Section 8.1 have been duly observed and performed, the Trustee shall execute any supplemental indenture required, as provided in Article 10.

ARTICLE 9
MEETINGS OF NOTEHOLDERS

9.1 Right to Convene Meeting

The Trustee shall have power at any time to call meetings of the Noteholders at such time and place as the Trustee may determine. Noteholders or the Issuer Directors may, by Noteholders' Request or Written

Request, respectively, upon reasonable funding and indemnity, requisition the Trustee to call a meeting of the Noteholders for the purposes stated in the requisition. The requisition shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee. Upon receiving the requisition and being funded and indemnified to its satisfaction as provided in Section 11.2, the Trustee shall call a meeting of Noteholders to transact the business referred to in the requisition, unless:

(a) a record date for a meeting of the Noteholders has been fixed;

(b) the Trustee has called a meeting of the Noteholders and has given notice thereof pursuant to Section 9.2; or

(c) in connection with the business as stated in the requisition:

  (i) the requisition is not submitted to the Trustee at least 90 days before the date of the next scheduled meeting, if any, of the Noteholders;

  (ii) it clearly appears that the matter covered by the requisition is submitted by the Noteholders primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Issuer, the Trustee, the Issuer Directors, or primarily for the purpose of promoting general economic, political, religious, social or similar causes; or

  (iii) the rights conferred by this Section 9.1 are being abused to secure publicity.

If the Trustee does not within 30 days after receiving the requisition call a meeting, any Noteholders who signed the requisition or the Issuer Directors may call the meeting in accordance with the provisions of Sections 9.2 and 9.9, *mutatis mutandis*. If there shall be no Trustee, the Issuer shall promptly appoint a successor Trustee in the manner provided in Section 11.9.

9.2 Notice of Meeting of Noteholders

Notice of all meetings of the Noteholders shall be mailed or delivered by the Trustee to each Noteholder and each Issuer Director in the manner provided in Section 12.1 not less than 21 days before the meeting but may be waived in writing by any Noteholder either before or after such meeting. The attendance of a Noteholder at a meeting shall constitute a waiver of notice of such meeting except where a Noteholder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Notice of any meeting of the Noteholders shall state the purposes of the meeting.

9.3 Quorum

A quorum for any meeting of Noteholders shall be one or more Persons holding personally or as proxies not less than 50% in principal amount of the Notes then outstanding.

If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders on a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place. At the adjourned meeting, the Noteholders present in Person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent 50% of the principal amount of the Notes then outstanding.

9.4 Chairman

An individual, who need not be a Noteholder, nominated in writing by the Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within

15 minutes from the time fixed for the holding of the meeting, the Noteholders present in Person or by proxy shall choose an individual present to be chairman.

9.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Noteholders is present may with the consent of the Holders of a majority in principal amount of Notes represented thereat and voting thereon adjourn any such meeting and no notice of such adjournment need be given, except such notice (if any) as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that a vote on any Special Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is required or duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7 Poll

On every Special Resolution, and on any other question submitted to a meeting when demanded, after a vote by a show of hands, by the chairman or by one or more of the Noteholders acting in person or by proxy and holding at least 5% of the principal amount of the Notes then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than Special Resolutions shall be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting who voted on the poll.

9.8 Voting

Holders may attend and vote at all meetings of the Noteholders either in person or by proxy. On a show of hands every individual who is present and entitled to vote, whether as a Noteholder or as proxy for one or more absent Noteholders, or both, shall have one vote. On a poll, each Noteholder present in person or represented by proxy shall be entitled to one vote in respect of each $100 principal amount of Notes of which it shall be a Holder. The chairman of any such meeting shall not have a second or casting vote.

9.9 Record Dates

For the purpose of determining the Noteholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or for the purpose of any other action, the Trustee may from time to time, without notice to Noteholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or with or without closing the transfer books the Trustee may fix a date not more than 60 days prior to the date of any meeting of the Noteholders or other action as a record date for the determination of Noteholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to be treated as Noteholders of record for purposes of such other action, as the case may be, and any Noteholder who was a Noteholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, even though it has since that date disposed of its Notes, and no Person who becomes a Noteholder after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Noteholder of record for purposes of such other action.

9.10 Proxies

Whenever the vote or consent of Noteholders is required or permitted under this Indenture, such vote or consent may be given either directly by the Noteholder or by a proxy in such form as is acceptable to the Trustee, acting reasonably. The Trustee may solicit such proxies from the Noteholders or any of them in any matter requiring or permitting the Noteholders' vote, approval or consent in such manner as may be required by applicable law. The Trustee may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as it may determine in its discretion from time to time.

9.11 Resolution in Lieu of Meeting

A resolution signed in writing in one or more counterparts by Noteholders holding a proportion of the principal amount of the aggregate principal amount of all outstanding Notes equal to the proportion of the principal amount of Notes required to vote in favour thereof at a meeting of all Noteholders to approve that resolution is as valid as if it had been passed at a duly called meeting of Noteholders, provided that such resolution is signed by the Fund if at the relevant time the Fund owns in excess of 25% of the said aggregate principal amount.

9.12 The Issuer and Trustee may be Represented

The Issuer Directors and the Trustee, by their respective representatives, and with their respective advisers, may attend any meeting of the Noteholders but shall have no vote as such.

9.13 Powers Exercisable by Special Resolution

In addition to all other powers stated in this Indenture to be exercisable by Special Resolution and all other powers conferred by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Special Resolution:

(a) power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Noteholders or the Trustee (subject to the approval of the Trustee) against the Issuer whether such rights arise under this Indenture, the Notes or otherwise and to authorize the Trustee to concur in and to execute any deed or instrument supplemental hereto or thereto embodying any such modification, abrogation, alteration, compromise or arrangement, provided that any such modification, abrogation, alteration, compromise or arrangement shall have been agreed to by the Issuer;

(b) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture or the Notes in any manner specified in such Special Resolution or to refrain from exercising any such power, right, remedy or authority;

(c) power to waive and direct the Trustee to waive any default on the part of the Issuer in complying with any provision of this Indenture or the Notes, or to annul and to direct the Trustee to annul any declaration in respect of such default made by the Trustee pursuant to Section 6.2 either unconditionally or upon any conditions specified in such Special Resolution;

(d) power, with the approval of the Issuer, to sanction the exchange of Notes for any other securities or obligations of the Issuer or any other Person;

(e) power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment by the Issuer of principal or interest or for the execution of any trust or power under this Indenture or the Notes or for the appointment of a liquidator or a receiver or a trustee in bankruptcy or for any other remedy hereunder or thereunder;

(f) power to direct any Noteholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 6.5, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(g) power to sanction any scheme for the reconstruction or reorganization of the Issuer or for the consolidation or merger of the Issuer with any other Person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Issuer or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 8.1 shall have been complied with;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any of the Issuer Units or other securities of the Issuer;

(i) power to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Noteholders or Noteholders' Request previously provided by Noteholders;

(j) power to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such Special Resolution) all or any of the powers which the Noteholders could exercise by Special Resolution under this Section 9.13. The Special Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee or the Trustee. Such committee shall consist of such number of Persons as shall be prescribed in the Special Resolution appointing it, and the members need not be themselves Noteholders. Subject to the Special Resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken in good faith;

(k) power to remove the Trustee and appoint a new Trustee; and

(l) power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Notes, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue.

Notwithstanding paragraphs (a) to (l) above, no resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights of the Trustee hereunder without the Trustee's written consent, such consent not to be unreasonably withheld.

9.14 Meaning of "Special Resolution"

The expression "**Special Resolution**" when used in this Indenture means, subject to Section 9.11, a resolution proposed at a meeting of Noteholders duly convened for the purpose of passing a Special Resolution and held in accordance with the provisions in this Article 9 at which, subject as hereinafter provided, the Holders of at least 51% of the principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the favourable votes of the Holders of not less than 66 ⅔⅔% of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution, provided, in each case, that if at the relevant time the Fund owns in excess of 25% of the said aggregate principal amount of the Notes then outstanding the Fund shall have voted in favour of the said Special Resolution.

If, at any such meeting called for the purpose of passing a Special Resolution, the Holders of at least 51% of the principal amount of the Notes are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting if convened by Noteholders on a Noteholders' Request, shall be dissolved, but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 21 days later, and to such place and time as may be appointed by the chairman. Not less than seven days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.1. Such notice shall state that at the adjourned meeting the Noteholders present in person, or represented by proxy, shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Noteholders present in person, or represented by proxy, shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in the preceding paragraph shall be a Special

Resolution within the meaning of this Indenture, notwithstanding that the Holders of at least 51% of the principal amount of the Notes then outstanding are not present in person or represented by proxy at such adjourned meeting.

9.15 Minutes

Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made and signed as aforesaid, shall be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed and had.

9.16 Effect of Resolutions

Every resolution and every Special Resolution passed in accordance with the provisions of this Article 9 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by the Noteholders in accordance with Section 9.11 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to any provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Special Resolution and instrument in writing. Unless the Trustee agrees otherwise, notice of the passing of every resolution and every Special Resolution shall be given to the Noteholders in the manner provided in Section 12.1.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Issuer and the Trustee may, without any further approval or consent of the Noteholders (subject to the provisions of this Indenture), and they shall, when so directed by the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) evidencing the succession of Successors and the covenants of and obligations assumed by such Successors in accordance with the provisions of Article 8;

(b) giving effect to any Special Resolution passed as provided in Article 9;

(c) adding to the provisions hereof such additional covenants, enforcement provisions, release provisions and other provisions as, in the opinion of Counsel, are necessary or advisable, provided that, in the opinion of the Trustee, relying on the opinion of Counsel, the same are not prejudicial to the legal rights of the Noteholders;

(d) making any modification of any of the provisions of this Indenture or the Notes which is of a formal, minor or technical nature;

(e) making any additions to, deletions from or alterations of the provisions of this Indenture (including any of the terms and conditions of the Notes) which in the opinion of the Trustee are not prejudicial to the interests of the Noteholders and which are necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to this Indenture;

(f) adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the transfer of Notes in a book-based system and for the exchange of Notes of different denominations and making any modification in the form of the Notes which does not affect the substance thereof and which, in the opinion of the Trustee, is not prejudicial to the interests of the Noteholders;

(g) correcting or rectifying any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee, the rights of the Trustee and the Noteholders are not materially prejudiced thereby; and

(h) any other purpose not inconsistent with the terms of this Indenture provided that, in the opinion of the Trustee, the rights of the Trustee and of the Noteholders are not materially prejudiced thereby.

The Trustee may require an opinion of Counsel to the effect that the provisions in subsections (c), (e), (f), (g) and/or (h) of this Section have been complied with.

10.2 Binding Effect of Modifications

Every modification, addition, deletion, alteration, correction or rectification to, from or of the provisions hereof shall bind the Noteholders and notice thereof shall be given as soon as practicable in accordance with Section 12.1, unless the Trustee agrees otherwise.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1 Conditions Precedent to Trustee's Obligation to Act

The Trustee shall not be bound to give any notice or do or take any act, action or proceeding in virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof. Nor, subject to any Event of Default which may come to the attention of the Trustee by virtue of the Issuer's compliance with Subsection 5.1(f), shall the Trustee be required to take notice of any Event of Default hereunder, other than in payment of any monies required by any provision hereof to be paid to it, unless and until notified in writing of such default, which notice shall distinctly specify the Event of Default desired to be brought to the attention of the Trustee, and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that the Issuer is not in default hereunder and that no default has been made with respect to the payment of principal or interest on the Notes or in the observance or performance of any of the covenants, agreements or conditions contained herein. Any such notice or requisition shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any Event of Default or take action without any such requisition.

11.2 Requirement for Funds and Indemnity

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Trustee or the Noteholders hereunder shall be conditional upon the Noteholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee and its officers directors and employees against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, unless indemnified as aforesaid.

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Noteholders at whose instance it is acting to deposit with the Trustee the Notes held by them, for which Notes the Trustee shall issue receipts.

11.3 Evidence

Whenever it is provided in this Indenture, with reference to any application to the Trustee for the certification and delivery of Notes or other action hereunder, that the Issuer shall deposit with the Trustee resolutions, certificates, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith at the time of the granting of such application (or on the effective date of any such certificate or report, as the case may be) of the facts and opinions stated in all documents so deposited shall, in each and every such case, be conditions precedent to the right of the Issuer to have such application granted. The Trustee may act and rely on and

shall be protected in acting and relying upon any such documents deposited with it in purported compliance with any such provision or of any other purpose hereof, but may in its discretion require further evidence before acting or relying thereon.

The Trustee may act and rely on and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.4 Experts and Advisers

The Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, and shall not be responsible for any misconduct on the part of any of them.

The Trustee may act and shall be protected in acting in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser or other expert or adviser, whether retained or employed by the Issuer or by the Trustee, in relation to any matter arising in the administration of the trusts hereunder and the fulfilment of its obligations and the exercise of its rights hereunder.

11.5 Investment of Funds

Upon receipt of a written direction from the Issuer, the Trustee shall invest the funds in its name in accordance with such direction. Any direction from the Issuer to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. the next Business Day. For the purpose of this Section, "Business Day" shall not include any day on which banks are not open for business in Toronto, Ontario. For the purpose hereof, "**Authorized Investments**" means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province or a Canadian chartered bank (which may include an Affiliate or related party of the Trustee) provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service.

In addition to any written direction to invest cash in an Authorized Investment, the Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Trustee or one of its Affiliates. For the purpose of this Section, "**Affiliate**" means affiliated companies within the meaning of the *Business Corporations Act* (Ontario) ("**OBCA**"); and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and Mellon Bank, N.A. and each of their affiliates within the meaning of the OBCA. The Trustee shall not be held liable for any losses incurred in the investment of any funds in Authorized Investments.

11.6 Action by Trustee to Protect Interests

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect and enforce its interests and the interests of the Noteholders.

11.7 Trustee not Required to give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

11.8 Protection of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees:

(a) the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Notes (except the representation contained in Section 11.10 and in the certificate of the Trustee on the Notes) or required to verify the same, but any such statements or recitals are and shall be deemed to be made by the Issuer;

(b) nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto or thereto;

(c) the Trustee shall not be bound to give to any Person notice of the execution hereof;

(d) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or of any acts of the agents or servants of the Issuer;

(e) the Issuer hereby indemnifies and saves harmless the Trustee and its officers, directors, employees, agents, representatives and successors from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result or arising out of the performance of its duties and obligations hereunder (including without limitation the fees and disbursements of any advisers and legal counsel it may retain), save only in the event of gross negligence or intentional fault of the Trustee or any of its officers, directors, employees, agents, representatives and successors. This indemnification shall survive the termination or discharge of this Indenture whether by reason of removal or resignation of the Trustee;

(f) the Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it; and

(g) no obligation shall rest with the Trustee to analyze the financial statements required to be delivered to it, or evaluate the performance of the Issuer as indicated therein.

11.9 Replacement of Trustee

The Trustee may resign and be discharged from all further duties and liabilities hereunder by giving to the Issuer not less than 60 days' notice in writing or such shorter notice as the Issuer may accept as sufficient. The Noteholders, by Special Resolution, shall have the power at any time to remove the Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders; failing such appointment by the Issuer, the retiring Trustee or any Noteholder may apply at the Issuer's expense to the Ontario Superior Court of Justice, on such notice as the Court may direct, for the appointment of a new trustee; but any new trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Noteholders. Any new trustee appointed under these provisions must be a corporation authorized to carry on the business of a trust company in the Province of Ontario. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Issuer, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new trustee. At the request of the Issuer or the new trustee, the retiring Trustee, upon payment of the amounts, if any, due to it pursuant to Section 5.2, shall duly assign, transfer and deliver to the new trustee all property and money held and all records kept by the retiring Trustee hereunder or in connection herewith.

Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee

shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act.

11.10 Conflict of Interest

The Trustee represents to the Issuer that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate same or resign its trust hereunder. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Notes shall not be affected in any manner whatsoever by reason thereof.

Subject to the preceding paragraph, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Issuer and generally may contract and enter into business transactions with the Issuer or any of its Affiliates without being liable to account for any profit made thereby.

11.11 Delegation of Powers

The Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Indenture and any such delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the best interests of the Noteholders.

11.12 Acceptance of Trust

The Trustee hereby accepts any and all trusts created or constituted hereby, agrees to perform the same upon the terms and conditions herein set forth. In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Noteholders and exercise that degree of care, diligence and skill that a reasonably prudent institutional trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee shall only be liable for its own wilful misconduct and negligence. The Trustee shall not be liable for any act or default on the part of any agent employed by it or a co-trustee, or for having permitted any agent or co-trustee to receive and retain any monies payable to the Trustee hereunder, except as aforesaid. The Trustee shall read and understand and act upon (as required) all of the certificates, opinions and other documents delivered to it under or pursuant to this Indenture.

11.13 Other

Except as otherwise expressly provided herein or in a Special Resolution, Noteholders' Request or other resolutions, written instrument, request or direction of any of the Noteholders pursuant to this Indenture, the Trustee shall not be obliged to render any account to the Noteholders, nor return to the Noteholders any amounts which it has received in the performance of its rights, powers, duties, trusts, obligations and responsibilities hereunder, nor pay any interest to the Noteholders on such amounts.

ARTICLE 12
MISCELLANEOUS

12.1 Manner of Giving Notice

Any notice required or permitted by the provisions of this Indenture to be given to a Noteholder, the Trustee, the Issuer or the Issuer Directors shall be deemed conclusively to have been made if given either by hand delivery, telecopier or by prepaid first class mail addressed:

(a) in the case of the Noteholders, at their addresses shown on the register kept by the Trustee pursuant to Section 2.10;

(b) in the case of the Trustee, as follows:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6

Attention: Director, Corporate Trust Services
Telecopier: (416) 643-5570

(c) in the case of the Issuer or the Issuer Directors, as follows:

Countryside Canada Power Inc.
246 Waterloo Street
London, Ontario
N6B 2N4

Attention: Vice-President Administration
Telecopier: (519) 661-0178

with a copy to:

1 North Lexington Avenue
15th Floor
White Plains, New York
10601

Attention: Chief Executive Office
Telecopier: (914) 993-5190

and a further copy to:

Goodmans LLP
Suite 2400
250 Yonge Street
Toronto, Ontario M5B 2M6

Attention: William Gorman
Telecopier: (416) 979-1234

provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business Section of the National Edition of The Globe and Mail or a similar section of any other newspaper having national circulation in Canada; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business section or a newspaper in the city where the registers referred to in Section 2.10 are maintained. Any notice so given shall be deemed to have been given on the day of hand delivery or facsimile or the second day following that on which the notice was mailed or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it shall be sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint Holders of Notes shall be deemed effective notice to the other joint Holders. Any notice sent by mail to or left at the address of a Noteholder pursuant to this Section shall, notwithstanding the death or bankruptcy of such Noteholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully given and shall be deemed sufficient notice to all Persons having an interest in the Notes concerned.

12.2 Day not a Business Day

Save as expressly otherwise provided herein, in the event that any day on which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

12.3 Execution and Effect of Restated Indenture

Subject to Article 10, a restated Indenture, setting forth the terms of this Indenture, as amended to the time of execution, may be executed at any time or from time to time by the Trustee and such restated Indenture as so executed shall thereafter be effective and may thereafter be referred to in lieu of the original Indenture as so amended; provided, however, that no such execution of a restated Indenture shall be deemed to constitute a termination of this Indenture or the trusts constituted hereunder.

12.4 Consolidations

The Trustee may prepare consolidated copies of this Indenture as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of this Indenture, as amended or amended and restated.

12.5 Counterparts

This Indenture may be executed in several counterparts, including by facsimile, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart and notwithstanding their date of execution shall be deemed to be dated the date of this Indenture.

12.6 Severability

The provisions of this Indenture are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Indenture and shall not affect or impair any of the remaining provisions thereof. If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

12.7 Headings for Reference Only and Preamble

The headings preceding the Articles and sections hereof have been inserted for convenience and reference only and shall not be construed to affect the meaning, construction or effect of this Indenture. The preamble and recitals hereto (and all definitions therein contained) shall form an integral part of this Indenture.

12.8 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns. Any corporation resulting from any merger or consolidation to which the Trustee may be a party or which succeeds to the business of the Trustee, or to which substantially all of the assets of the Trustee may be transferred shall be the successor to the Trustee hereunder without any further act or formality with like effect as if such successor company had been originally named hereunder.

12.9 Time of the Essence

Time shall be of the essence of this Indenture.

12.10 Governing Law

This Indenture and the Notes shall be interpreted and governed by, take effect and be construed exclusively in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Indenture, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and the parties hereto hereby irrevocably attorn, and each Noteholder shall be deemed to hereby irrevocably attorn, to the non-exclusive jurisdiction of the courts of such province.

12.11 Language

The parties acknowledge that they have requested this Indenture and all documents, notices, correspondence and legal proceedings arising from this agreement or relating hereto be drawn up in English, but without prejudice to any documents, notices, correspondence and legal proceedings which may from time to time be drawn up in French. Les parties reconnaissent qu'elles ont exigé que cette convention soient rédigés en anglais, mais sans prejudice a tout document, tout avis, toute correspondance et toute procedure légale qui, de temps a autre, peuvent être rédigés en francais.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date indicated on the first page of this Indenture.

COUNTRYSIDE CANADA POWER INC.

Per: *"Goran Mornhed"*

Name: Goran Mornhed
Title: Director

CIBC MELLON TRUST COMPANY

Per: *"Geralyn Krowles"*

Name: Geralyn Krowles
Title: Account Manager

Per: *"Charndeep Minhas"*

Name: Charndeep Minhas
Title: Associate Manager

SCHEDULE "A"

FORM OF NOTE

COUNTRYSIDE CANADA POWER INC.

(incorporated pursuant to the laws of Canada)

10.95% UNSECURED SUBORDINATED PROMISSORY NOTE

CERTIFICATE NUMBER: ______________________

MATURITY DATE: ●, 2024

INTEREST RATE: 10.95%

Countryside Canada Power Inc. (herein referred to as the "**Issuer**"), for value received, hereby promises to pay to the registered holder hereof, on presentation and surrender of this Note, the principal amount evidenced from time to time on the grid schedule attached here to as Schedule I in lawful money of Canada, at the principal office of the Trustee in Toronto, Ontario, interest accrued thereon from and including the Issue Date at an interest rate of 10.95% per annum.

As interest becomes due on this Note, the Issuer shall cause to be: (i) sent by prepaid ordinary mail a cheque, or (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque (or loss or destruction thereof) or funds for interest by the Holder, the Issuer will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt (or loss or destruction thereof) as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is issued under a Note Indenture (herein referred to as the "**Note Indenture**") dated as of April 8, 2004 between the Issuer and CIBC Mellon Trust Company, as Trustee. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Issuer and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in denominations of $100 dollars and integral multiples of $100 dollars only. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Issuer, but is not secured by any mortgage, hypothec, charge or pledge. The debt obligations evidenced by this Note are subordinate to all Senior Indebtedness of the Issuer.

Except to the limited extent set forth in the Note Indenture, the Issuer may not redeem, purchase or prepay this Note.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Register to be kept at the principal office of the Trustee in the City of Toronto, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Issuer (with the approval of the Trustee) and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture. This Note shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

In witness whereof has caused this Note to be signed by its duly authorized trustees or officers as of the ● day of ●, 20●.

COUNTRYSIDE CANADA POWER INC.

Per: ______________________________

Name:
Title:

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

CIBC MELLON TRUST COMPANY, Trustee

Per: ____

(Authorized Signature)

Form of Registration

(no writing hereon except by Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Place of Registration	Signature of Trustee or other Registrar

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

____

(Please print or typewrite name and address of assignee)

the within Note of Countryside Canada Power Inc. and hereby irrevocably constitutes and appoints ________ Attorney to transfer the said Note on the Registers of the Notes due of the said trust, with full power of substitution in the premises.

Date:

____

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

If the transfer of this security is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the said trust.

The signature must be guaranteed by an authorized officer of a Schedule 1 Canadian chartered bank or of a major Canadian trust company, or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.

____

(Signature of Guarantor)

Name of Assignee:________________________

Address of Assignee:______________________

Social Insurance Number of Assignee:__________

SCHEDULE I

GRID SCHEDULE

Date of Advance or Repayment	Amount of Advance	Amount of Repayment	Outstanding Principal Amount	Trustee's Notation
March ●, 2004				

SCHEDULE "B"

COUNTRYSIDE CANADA POWER INC.

NOTICE OF REDEMPTION

COUNTRYSIDE CANADA POWER INC.

NOTICE OF REDEMPTION

TO: Holders of Notes (the "**Notes**") of Countryside Canada Power Inc. (the "**Issuer**") issued pursuant to a Note Indenture (the "**Note Indenture**") dated as of March ●, 2004 between CIBC Mellon Trust Company (the "**Trustee**") and the Issuer

---

NOTICE IS HEREBY GIVEN that the Issuer has called for redemption on ● (the "**Redemption Date**") of ________ principal amount of the Notes (the "**Redeemed Notes**"). The Issuer will pay to or to the order of the registered holders of the Redeemed Notes the principal amount thereof plus interest that has accrued but unpaid to but excluding the Redemption Date.

Such payment will be made upon presentation and surrender of the certificate(s) for such Redeemed Notes to:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6

Attention: Director, Corporate Trust Services
Telecopier: (416) 643-5570

The redemption price will consist of $●.

From and after the Redemption Date, the holders of the Redeemed Notes will have no rights in respect thereof except the right to receive such payment of the redemption amount. Payment of the said redemption amount and interest on the Redeemed Notes will be made only to Registered Holders of the Redeemed Notes at the address appearing on the appropriate register and any such payment will be a good discharge to the Issuer and the Trustee of their respective obligations in respect of the amount so paid.

DATED at________________ this ________day of________________, 20____.

COUNTRYSIDE CANADA POWER INC.

Per: ______________________________
Name:
Title:

G23\GORMANW\2569759.5

[CONFORMED COPY]

AMENDMENT TO NOTE PURCHASE AGREEMENT

Dated as of April 8, 2004

U.S. ENERGY BIOGAS CORP. (as successor to Zahren Alternative Power Corporation)
AVON ENERGY PARTNERS, L.L.C.
BMC ENERGY LLC
BARRE ENERGY PARTNERS, L.P.
BRICKYARD ENERGY PARTNERS, LLC
BROOKHAVEN ENERGY PARTNERS, LLC
BURLINGTON ENERGY, INC.
CAPE MAY ENERGY ASSOCIATES, L.P.
COUNTRYSIDE GENCO, L.L.C.
DEVONSHIRE POWER PARTNERS, L.L.C.
DIXON/LEE ENERGY PARTNERS, LLC
DUNBARTON ENERGY PARTNERS, LIMITED PARTNERSHIP
ILLINOIS ELECTRICAL GENERATION PARTNERS, L.P.
ILLINOIS ELECTRICAL GENERATION PARTNERS II, L.P.
LAFAYETTE ENERGY PARTNERS, L.P.
MORRIS GENCO, L.L.C.
OCEANSIDE ENERGY INC.
ONONDAGA ENERGY PARTNERS, L.P.
POWER GENERATION (SUFFOLK), INC.
RESOURCES GENERATING SYSTEMS, INC.
RIVERSIDE RESOURCE RECOVERY, L.L.C.
ROXANNA RESOURCE RECOVERY, L.L.C.
STREATOR ENERGY PARTNERS, LLC
SUFFOLK ENERGY PARTNERS, L.P.
SUFFOLK TRANSMISSION PARTNERS, L.P.
TAYLOR ENERGY PARTNERS, L.P.
TUCSON ENERGY PARTNERS, L.P.
UPPER ROCK ENERGY PARTNERS, LLC
BIOGAS FINANCIAL CORPORATION (formerly known as Zahren Financial Corporation)
ZAPCO ENERGY TACTICS CORPORATION
ZAPCO ILLINOIS ENERGY, INC.
ZFC ENERGY, INC.

Canadian $89,830,030.00, 11.00% Amended Senior Secured Notes Series A Due April 30, 2019
Canadian $17,169,970.00, 11.00% Amended Senior Secured Notes Series B Due April 30, 2019

588017

AMENDMENT TO NOTE PURCHASE AGREEMENT

This AMENDMENT, dated April 8, 2004 (this "***Amendment***"), among the Loan Parties (as defined below) and the Lender (as defined below), is made to the Hancock Note Purchase Agreement (as defined below), the ABB Loan Agreement (as defined below) and the AJG Loan Agreement (as defined below).

SECTION 1. AMENDMENT.

(a) Subject to satisfaction of the conditions precedent set forth in Section 2, the Schedules and Exhibits to each of the Hancock Note Purchase Agreement, the ABB Loan Agreement and the AJG Loan Agreement are hereby amended in their entirety and replaced with the Schedules and Exhibits to this Amendment, each of which Schedules and Exhibits shall be considered a Schedule or Exhibit, as applicable, to the Agreement (as defined below).

(b) Subject to satisfaction of the conditions precedent set forth in Section 2, each of the Hancock Note Purchase Agreement, the ABB Loan Agreement and the AJG Loan Agreement shall be amended in its entirety to read as follows:

"**TABLE OF CONTENTS**

SCHEDULES & EXHIBITS

SCHEDULE A	--	Defined Terms
SCHEDULE B	--	The Projects
SCHEDULE 2.2	--	Certain Cash Reserves and Letters of Credit
SCHEDULE 3.1	--	Jurisdictions of Incorporation and Foreign Qualification
SCHEDULE 3.2	--	Consents and Waivers
SCHEDULE 3.3	--	Portions of Preliminary Prospectus
SCHEDULE 3.4	--	Subsidiaries
SCHEDULE 3.5	--	Financial Statements
SCHEDULE 3.6	--	Liabilities and Obligations of Loan Parties and Subsidiaries
SCHEDULE 3.11	--	Financing Statements
SCHEDULE 3.15	--	Use of Proceeds
SCHEDULE 3.16(a)	--	Existing Indebtedness, Waivers and Defaults
SCHEDULE 3.19	--	Property on National Priorities List
SCHEDULE 3.26	--	Governmental Requirements Affecting Realization Upon Collateral
SCHEDULE 3.27	--	Status of Projects
SCHEDULE 3.32	--	Conduct other than in the Ordinary Course of Business
SCHEDULE 6.1	--	Payments of Principal Debt on Monthly Payment Dates
SCHEDULE 7.4	--	Required Insurance
SCHEDULE 8.4	--	Permitted Investments
SCHEDULE 8.10	--	Transactions With Affiliates

EXHIBIT A	--	Form of Note
EXHIBIT B	--	Form of Security Agreement Amendment
EXHIBIT C	--	Form of Mortgage Amendment
EXHIBIT D	--	Form of Assignment
EXHIBIT E	--	Form of Closing Date Certificate
EXHIBIT F	--	Pro Forma Projections
EXHIBIT G	--	Form of Subordination Agreement

U.S. ENERGY BIOGAS CORP.
and Certain Subsidiaries and Affiliates Thereof
One North Lexington Avenue
White Plains, New York 10601

Canadian $89,830,030.00, 11.00% Amended Senior Secured Notes Series A Due April 30, 2019
Canadian $17,169,970.00, 11.00% Amended Senior Secured Notes Series B Due April 30, 2019

As of April 8, 2004

Countryside Canada Power Inc., a federal Canadian corporation.

Ladies and Gentlemen:

U.S. ENERGY BIOGAS CORP., a Delaware corporation (the "**Issuer**"), AVON ENERGY PARTNERS, L.L.C., an Illinois limited liability company ("**Avon**"), BMC ENERGY LLC, a Delaware limited liability company ("**BMC**"), BARRE ENERGY PARTNERS, L.P., a Delaware limited partnership ("**Barre**"), BRICKYARD ENERGY PARTNERS, LLC, a Delaware limited liability company ("**Brickyard**"), BROOKHAVEN ENERGY PARTNERS, LLC, a New York limited liability company ("**Brookhaven**"), BURLINGTON ENERGY, INC., a Vermont corporation ("**Burlington**"), CAPE MAY ENERGY ASSOCIATES, L.P., a Delaware limited partnership ("**Cape May**"), COUNTRYSIDE GENCO, L.L.C., a Delaware limited liability company ("**Countryside**"), DEVONSHIRE POWER PARTNERS, L.L.C., an Illinois limited liability company ("**Devonshire**"), DIXON/LEE ENERGY PARTNERS, LLC, a Delaware limited liability company ("**Dixon**"), DUNBARTON ENERGY PARTNERS, LIMITED PARTNERSHIP, a New Hampshire limited partnership ("**Dunbarton**"), ILLINOIS ELECTRICAL GENERATION PARTNERS, L.P., a Delaware limited partnership ("**IEGP**"), MORRIS GENCO, L.L.C., a Delaware limited liability company ("**Morris**"), ILLINOIS ELECTRICAL GENERATION PARTNERS II, L.P. ("**IEGP II**"), a Delaware limited partnership, LAFAYETTE ENERGY PARTNERS, L.P., a New Jersey limited partnership ("**Lafayette**"), OCEANSIDE ENERGY INC., a New York corporation ("**Oceanside**"), ONONDAGA ENERGY PARTNERS, L.P., a New York limited partnership ("**Onondaga**"), POWER GENERATION (SUFFOLK), INC., a Delaware corporation ("**Power (Suffolk)**"), RESOURCES GENERATING SYSTEMS, INC., a New York corporation ("**Resources**"), RIVERSIDE RESOURCE RECOVERY, L.L.C., an Illinois limited liability company ("**Riverside**"), ROXANNA RESOURCE RECOVERY, L.L.C., an Illinois limited liability company ("**Roxanna**"), STREATOR ENERGY PARTNERS, LLC, a Delaware limited liability company ("**Streator**"), SUFFOLK ENERGY PARTNERS, L.P., a Virginia limited partnership ("**Suffolk**"), SUFFOLK TRANSMISSION PARTNERS, L.P., a Delaware limited partnership ("**Suffolk Transmission**"), TAYLOR ENERGY PARTNERS, L.P., a Pennsylvania limited partnership ("**Taylor**"), TUCSON ENERGY PARTNERS, L.P., a Delaware limited partnership ("**Tucson**"), UPPER ROCK ENERGY PARTNERS, LLC, a Delaware limited liability company ("**Upper Rock**"), BIOGAS FINANCIAL CORPORATION (formerly known as Zahren Financial Corporation), a Connecticut corporation ("**ZFC**"), ZAPCO ENERGY TACTICS CORPORATION, a Delaware corporation ("**Tactics**"), ZAPCO ILLINOIS ENERGY, INC., a Delaware corporation ("**ZIE**"), and, collectively with Avon, Barre, Brickyard, Brookhaven, Burlington, Cape May, Countryside, Devonshire, Dixon, Dunbarton, Lafayette, Morris,

Oceanside, Onondaga, Riverside, Roxanna, Streator, Suffolk, Suffolk Transmission, Taylor, Tucson and Upper Rock, the "**Project Owners**" and each a "**Project Owner**"), and ZFC ENERGY, INC., a Delaware corporation ("**ZFC Energy**" and, collectively with BMC, IEGP, IEGP II, Power (Suffolk), Resources, ZFC, Tactics and the Project Owners, the "**Guarantors**"), agree with the Lender as follows:

Introduction:

On or about November 30, 1999 and on or about October 13, 2000, the Other Guarantors and the Former Hancock Issuers issued to the Hancock Purchasers (i) $45,584,497 Senior Secured Notes, Series A and (ii) $10,000,000 Senior Secured Notes Series B (collectively the "**Hancock Notes**" and, together with all of the Hancock Purchaser's rights relating thereto, the "**Hancock Loan**") in accordance with a Note Purchase Agreement, dated as of November 30, 1999 (as amended and supplemented prior to the date hereof, the "**Hancock Note Purchase Agreement**"), among the Other Guarantors, the Former Hancock Issuers and the Hancock Purchasers.

On or about April 30, 2001, BMC, Brookhaven and Countryside issued to ABB Energy Capital LLC ("**ABB**") (i) a $8,900,000 Promissory Note and (ii) a $600,000 Promissory Note (collectively, the "**ABB Notes**" and, together with all of ABB's rights relating thereto, the "**ABB Loan**") in accordance with a Construction and Term Loan Agreement, dated as of April 30, 2001 (as amended and supplemented prior to the date hereof, the "**ABB Loan Agreement**"), among BMC, Brookhaven, Countryside and ABB.

On or about May 9, 2001, BMC and Morris issued to AJG Financial Services, Inc. ("**AJG**" and, collectively with the Hancock Purchasers and ABB, the "**Existing Lenders**") (i) a $2,000,000 Promissory Note, (ii) a $2,500,000 Promissory Note and (iii) a $500,000 Promissory Note (the "**AJG Notes**" and, together with all of AJG's rights relating hereto, the "**AJG Loan**") in accordance with a Term Loan Agreement, dated as of March 30, 2001 (as amended and supplemented prior to the date hereof, the "**AJG Loan Agreement**"), among BMC, Morris and AJG. The Hancock Loan, the ABB Loan and the AJG Loan shall be referred to collectively as the "**Existing Loans**", and the Hancock Notes, the ABB Notes and the AJG Notes shall be referred to collectively as the "**Existing Notes**".

On the Closing Date and immediately prior to the execution and delivery of the Amendment, dated as of April 8, 2004, among the Loan Parties and the Lender, the Lender and the Issuer entered into (i) an Assignment and Assumption Agreement, dated the date hereof (the "**Hancock Assignment**"), with the Hancock Purchasers, pursuant to which the Hancock Purchasers assigned to the Lender all of their rights and obligations with respect to the Hancock Loan, (ii) an Assignment and Assumption Agreement, dated the date hereof (the "**ABB Assignment**"), with the "Lender" under and as defined in the ABB Loan Agreement, pursuant to which such "Lender" assigned to the Lender all of its rights and obligations with respect to the ABB Loan, and (iii) an Assignment and Assumption Agreement, dated the date hereof (the "**AJG Assignment**" and, collectively with the Hancock Assignment and the ABB Assignment, the "**Existing Loan Assignments**"), with AJG, pursuant to which AJG assigned to the Lender all of its rights and obligations with respect to the AJG Loans.

1. AUTHORIZATION OF NOTES.

The Issuer authorizes the issuance of (i) Canadian $89,830,030.00 aggregate principal amount of its 11.00% Amended Senior Secured Notes Series A Due April 30, 2019 (the "**Series A Notes**") and (ii) Canadian $17,169,970.00 aggregate principal amount of its 11.00% Amended Senior Secured Notes Series B Due April 30, 2019 (the "**Series B Notes**", and, together with the Series A Notes and any notes issued in substitution therefor pursuant to Section 11, the "**Notes**"), which shall collectively amend and be exchanged for the Existing Notes.

Each Note will bear interest on the unpaid principal balance thereof, from the date of the Notes or the most recent date to which interest thereon has been paid, until the same is due and payable, at 11.00% *per annum* (calculated on the basis of a 365/366 day year). Interest and scheduled principal payments on each Note will be payable monthly on the last day of each calendar month (the "**Monthly Payment Date**") in each year beginning on April 30, 2004 and ending on the Maturity Date. The Notes will amortize and mature and be payable in accordance with Section 6. Payments of principal, premium, if any, and, to the extent permitted by law, interest not made when due will bear interest from the date such payment was due until paid at the Default Rate. The Notes shall be substantially in the form set out in Exhibit A with such changes thereto, if any, as may be approved by the parties hereto. Certain capitalized terms used in this Agreement are defined in Schedule A; references to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

The BMC Parties will secure the Notes in accordance with that certain Amendment, dated as of the date hereof (the "**BMC Group Security Agreement Amendment**" and, together with the Security Agreement Amendment, the "**Security Agreement Amendments**") and in the form of Exhibit B, among the BMC Parties and the Lender, which amends (i) that certain Security Agreement, dated as of May 2, 2001, among BMC, Morris and AJG and (ii) that certain Cash Collateral Pledge and Security Agreement, dated as of April 30, 2001, among BMC, Brookhaven, Countryside and ABB (as from time to time amended, including by the BMC Group Security Agreement Amendment, the "**Amended BMC Group Security Agreement**").

The Other Guarantors will secure the Notes in accordance with that certain Amendment, dated as of the date hereof (the "**Security Agreement Amendment**") and in the form of Exhibit B, among the Issuer, the Other Guarantors, the Lender and Countryside Canada Power Inc. (as successor to The Chase Manhattan Bank), as trustee, which amends and assigns to the Lender that certain Indenture of Trust and Security Agreement, dated as of November 30, 1999 (as from time to time amended, including by the Security Agreement Amendment, the "**Amended Security Agreement**") among the Other Guarantors, the Former Hancock Issuers, the Hancock Purchasers and Countryside Canada Power Inc. (as successor to The Chase Manhattan Bank), as trustee.

Barre, Burlington, Cape May, Devonshire, Lafayette, Oceanside, Onondaga, Suffolk and Suffolk Transmission (collectively, the "***Mortgagors***") will secure the Notes, upon execution and delivery of each Mortgage Amendment, which amend and assign to the Lender those certain Open-End Mortgages, Assignments of Leases and Rents and Security Agreements, dated as of November 30, 1999 (as amended, including by the Mortgage Amendments, the "**Amended Mortgages**"), made by the Mortgagors in favor of The Chase Manhattan Bank, as trustee, as mortgagee.

AJG will secure the Notes in accordance with that certain Amendment dated as of the date hereof (as amended and/or supplemented from time to time, the "**AJG Security Agreement Amendment**"), by AJG and the Lender, which amends that certain Security Agreement, Pledge and Assignment, dated as of November 30, 1999 (as amended, including by the AJG Security Agreement Amendment, the "**Amended AJG Security Agreement**"), made by AJG in favor of The Chase Manhattan Bank, as trustee.

2. SALE, PURCHASE AND EXCHANGE OF NOTES.

Subject to the terms and conditions of this Agreement, at the Closing:

2.1. The Issuer shall execute, issue and deliver to the Lender the Notes against (i) surrender by the Lender of the Existing Loans to the Issuer and (ii) the Lender's cash advance of Canadian $31,330,028.00 in additional loan proceeds to the Issuer (the "**Advance**"). On the date of issuance, the Principal Debt of the Series A Notes shall be equal to Canadian $89,830,030.00 and the Principal Debt of the Series B Notes shall be equal to Canadian $17,169,970.00.

2.2. The Lender will release to the Loan Parties, AJG and Cinergy Corp. certain cash reserves and letters of credit set forth in Schedule 2.2 held by the Hancock Purchasers, ABB and AJG as collateral for the Existing Notes and transferred to the Lender in connection with its purchase of the Existing Loans.

3. REPRESENTATIONS AND WARRANTIES OF THE LOAN PARTIES.

Each Loan Party represents and warrants to the Lender that:

3.1. Organization; Business and Qualification.

Such Loan Party, together with its general partner or manager, if any, is a corporation, limited partnership, or limited liability company duly organized, validly existing and in good standing under the laws of its State of organization and is duly qualified as a foreign corporation, limited partnership or limited liability company, as the case may be, and in good standing under each other jurisdiction in which (i) such Loan Party owns its properties or (ii) the conduct of its business requires such qualification, other than those jurisdictions where the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect. Each jurisdiction in which such Loan Party, together with its general partner or manager, if any, is incorporated, and in which it is required to be qualified and in good standing, is set forth in Schedule 3.1.

3.2. Power and Authorization.

(a) Such Loan Party has the corporate, partnership or limited liability company power and authority, as applicable, to own, license or lease the properties and assets it purports to own, license or lease and to conduct its business as now conducted and as presently proposed to be conducted and to incur the Indebtedness evidenced by the Notes. The execution, delivery and performance by such Loan Party of this Agreement and each of the other Operative Documents to which it is or will become a party (i) have been or will be, as the case may be, duly authorized and constitute or will constitute, as the case may be, valid obligations of such Loan Party, legally binding upon it and enforceable in accordance with its terms, except as enforcement may be limited by Debtor Relief Laws or by equitable principles relating to or limiting creditors' rights generally, and (ii) do not require any approval of such Loan Party that has not been obtained, or

the approval of any trustee or holders of any obligation or Indebtedness of such Loan Party that has not been obtained, and do not, and will not, contravene any Governmental Requirement, such Loan Party's Organic Documents, or constitute a default under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease or any other agreement or instrument to which such Loan Party is a party or by which such Loan Party or its properties may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any property of such Loan Party except where the failure to obtain such approval or such contravention or default individually or in the aggregate could not be reasonably expected to cause a Material Adverse Effect.

(b) To such Loan Party's Best Knowledge, the list of consents and waivers set forth in Schedule 3.2 contains all consents and waivers, and such list contains all material consents and waivers, required for the consummation of the transactions contemplated under the Existing Loan Assignments and the Loan Documents (including, without limitation, consents and waivers necessary or desirable in connection with the grant and perfection of the Liens granted under the Security Documents and for the Lender to exercise and enforce its rights and remedies under the Loan Documents), and such list contains no material misstatement or inaccuracy or materially misleading information and does not omit any information the omission of which would be materially misleading.

(c) All consents and waivers set forth in Schedule 3.2 have been obtained and are in full force and effect as of the Closing Date except as described in such Schedule. No consent of any Person and no consent, permit, license, approval or authorization of, or giving notice to, filing, registration or declaration with, any Governmental Authority is required in connection with such Loan Party's execution, delivery or performance of, or the validity or enforceability of any Project Document to which such Loan Party is a party, except those (i) that have been duly obtained or made and are in full force and effect, (ii) that are not yet required or (iii) the failure of which to obtain, individually or in the aggregate, could not be reasonably expected to cause a Material Adverse Effect.

3.3. Disclosure.

As of the Closing Date, to such Loan Party's Best Knowledge, no representation or warranty of such Loan Party contained in this Agreement, the Financial Statements, the other Loan Documents or any other material document, certificate or written statement furnished to the Lender by or on behalf of such Loan Party for use in connection with the transactions contemplated by this Agreement contains any untrue statement of fact or omits to state a fact necessary in order to make the statements contained herein or therein not misleading in any material respect in light of the circumstances in which the same were made. Attached hereto as Schedule 3.3 are pages from the Preliminary Long Form Prospectus (the "**Preliminary Prospectus**") relating to the offering of the Trust Units by the Fund, portions of which have been highlighted to reflect the particular information describing the Loan Parties, the Subsidiaries of the Loan Parties and the Projects (the "**Issuer Information**"). Such Loan Party has had an opportunity to review the Issuer Information. To such Loan Party's Best Knowledge, the Issuer Information does not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements made therein not misleading at the time they were made and in

light of the circumstances under which they were made. Except as disclosed herein and therein, since September 30, 2003, there has been no Material Adverse Effect.

3.4. Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a) Schedule 3.4 contains (except as noted therein) complete and correct lists of the Subsidiaries of such Loan Party, showing, as to each of its Subsidiaries, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by such Loan Party and each other Subsidiary of such Loan Party.

(b) All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 3.4 as being owned by such Loan Party and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by such Loan Party or its Subsidiaries free and clear of any Lien (except as otherwise disclosed in such Schedule).

(c) Each of its Subsidiaries identified in Schedule 3.4 is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d) None of its Subsidiaries is a party to, or otherwise subject to any legal restriction or any agreement (other than this Agreement, the Security Documents and customary limitations imposed by corporate, limited partnership and limited liability company law statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to any of the Loan Parties or Subsidiaries that own outstanding shares of capital stock or similar equity interests of such Subsidiary.

3.5. Financial Statements.

The consolidated carve-out financial statements of the USEB Operating Assets contained in Schedule 3.5, including the footnotes thereto (the "**Financial Statements**"), (i) are accurate, correct and complete in all material respects and are in accordance with the books of account and records of the Issuer and (ii) present fairly (subject, in the case of the Financial Statements for the nine-month period ended on September 30, 2003, to year-end adjustments) in all material respects, the assets, liabilities and financial position of the USEB Operating Assets as at September 30, 2003, December 31, 2002, 2001, and 2000 and for the nine-month period ended September 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 in each case prepared in accordance with U.S. GAAP.

3.6. No Undisclosed Liabilities.

Except for the liabilities and obligations set forth on Schedule 3.6 or in the Financial Statements or current liabilities incurred in the Ordinary Course of Business, there are no liabilities or obligations of any nature (whether known or unknown and whether absolute,

accrued, contingent or otherwise) of such Loan Party or any of its Subsidiaries that would reasonably be expected to exceed $750,000 in the aggregate.

3.7. Compliance with Governmental Requirements.

(a) Neither such Loan Party nor any of its Subsidiaries has (i) violated any Governmental Requirements and no such violation has been alleged pursuant to written notification, (ii) failed to file in a timely manner all reports, documents and other materials required to be filed by it with any Governmental Authority (and the information contained in each of such filings is true, correct and complete in all material respects), including without limitation all such reports, documents and other materials required under PURPA or under Section 8-403.1 of the Illinois Revised Statutes and the regulations thereunder, or (iii) failed to retain all records and documents required to be retained by it pursuant to any Governmental Requirement, other than such violation, alleged violation or failure to file or retain which could not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(b) The operation of the Projects in accordance with the Project Documents does not violate or contravene any Governmental Requirements. No Project (i) is in violation of any Governmental Requirements and no such violation has been alleged pursuant to written notification, (ii) has failed to file in a timely manner all reports, documents and other materials required to be filed by it with any Governmental Authority (and the information contained in each of such filings is true, correct and complete in all material respects) or (iii) has failed to retain all records and documents required to be retained by it pursuant to any Governmental Requirements, other than the violation, alleged violation, the failure to file or retain that could not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

3.8. Permits.

As of the Closing Date, each Applicable Permit has been duly obtained and is in full force and effect, is final, and, based on current regulations, is not subject to appeal or judicial, governmental or other review. A copy of each Applicable Permit has been delivered to the Lender.

3.9. Litigation; No Default.

(a) There is no judgment, action, investigation, claim, complaint, notice of violation, injunction, order, decree, directive, action, suit, arbitration or proceeding or labor disputes pending or, to such Loan Party's Best Knowledge, threatened pursuant to written notification in any court or before or by any Governmental Authority, arbitrator, board or authority (i) against or affecting such Loan Party, any of its Subsidiaries, any Project or any Collateral involving any claim in any amount or (ii) involving the validity, enforceability or priority of any Operative Document at law or in equity.

(b) Neither such Loan Party nor any of its Subsidiaries is in default under any agreement (including, without limitation, any Operative Document), bond, note, indenture, mortgage, loan agreement, order or judgment or any ordinance, resolution or decree and to which it is a party or by which it is bound, or any other agreement or other instrument Material to such Loan Party by which it or any of the properties or assets owned by it or used in the conduct of its business is affected.

3.10. Taxes.

Such Loan Party and each of its Subsidiaries has filed all United States federal and state tax returns and reports and all other tax returns and reports with each appropriate Governmental Authority in all jurisdictions in which such returns and reports are required to be filed, and such returns and reports accurately reflect the taxes, assessments and charges of such Loan Party and each of its Subsidiaries for the periods covered thereby to the extent Material to such Loan Party. Such Loan Party and each of its Subsidiaries has paid all taxes, assessments and other charges that have become due to any Governmental Authority having jurisdiction over such Loan Party or Subsidiary or any of its properties, and no tax Liens (other than tax Liens constituting Permitted Liens) have been filed and no claims are being asserted against such Loan Party or Subsidiary or any properties of such Loan Party or Subsidiary. None of the federal or state income tax returns of such Loan Party or Subsidiary is under audit. Neither such Loan Party nor any of its Subsidiaries has any knowledge of any unpaid taxes, assessments or charges that may be due and payable against it or any of its properties, or any basis for any other tax or assessment, which individually or in the aggregate could reasonably be expected to cause a Material Adverse Effect. The charges, accruals and reserves on the books of each Loan Party and each Subsidiary of a Loan Party in respect of Federal, state or other taxes for all fiscal periods are adequate to the extent Material.

3.11. Title to Collateral; Liens.

(a) Subject to Permitted Liens, such Loan Party is the sole owner of each item of the Collateral it purports to own, including without limitation the Collateral reflected in the most recent Financial Statements of such Loan Party, having good and valid title thereto, free and clear of any and all Liens other than those created by the Security Documents and Permitted Liens.

(b) The Security Documents create a valid security interest in the Collateral therein purported to be pledged or mortgaged, as applicable, by such Loan Party in favor of the Lender, enforceable against third parties, and when the financing statements listed on Schedule 3.11 and the Mortgage Amendments have been filed or recorded, as applicable, in the offices listed in Schedule 3.11, will constitute perfected Liens senior in right to all other creditors and subject to no prior Liens (other than Permitted Liens) and will secure the payment of the Obligations. All action necessary to perfect such Liens and security interests in each item of the Collateral has been duly taken or will be taken in accordance with the Loan Documents prior to the issuance, exchange and purchase of the Notes contemplated hereby. Such Liens and security interests are or shall be, upon the taking of all such actions, entitled to all of the rights, priorities and benefits afforded by the UCC or other relevant law as enacted in any relevant jurisdiction to constitute perfected security interests. No further action will be required to maintain and preserve such Lien and security interests other than the filing of continuation statements required by the UCC, and the taking of all actions required to be taken under the Loan Documents.

(c) The Project Owners own (i) good and marketable title or (ii) valid easements in and to or license rights or leasehold estates in and to the Project Land sufficient to own, operate and maintain the Projects, free and clear of all Liens other than Permitted Liens; and no filing or recording with any Governmental Authority or agency is necessary to establish, protect and perfect such title or any other right, title or interest of (x) such Loan Party, as against any other

Person, or (y) the Lender, as against such Loan Party or any other Person, in any jurisdiction, under the Operative Documents, all of which filings and recordations have been made or will have been made on or before the Closing Date. As of the Closing Date, no Person will hold or have any right to acquire an interest (other than a Permitted Lien) in the Project Land that may encumber the Projects or any portion thereof or that would cause a Material Adverse Effect. To such Loan Party's Best Knowledge, the Projects are located entirely on the Project Land, and neither the Projects nor any portion thereof encroaches upon any interest in property to which the Loan Parties do not have rights sufficient to permit the encroachment.

3.12. Intellectual Property.

Except in instances where there would be no Material Adverse Effect:

(a) such Loan Party and each of its Subsidiaries owns or possesses all licenses, permits, franchises, authorizations, Intellectual Property, or other proprietary rights and technology or rights thereto to construct and operate the Projects and to operate its business as now conducted and as presently proposed to be conducted, without any known conflict with the rights of others;

(b) no product of such Loan Party or any of its Subsidiaries (including, without limitation, the Projects) infringes upon any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person; and

(c) there is no violation by any Person of any right of such Loan Party or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by such Loan Party or any such Subsidiary.

3.13. Compliance with ERISA.

(a) Neither such Loan Party nor any of its ERISA Affiliates has operated and administered any Pension Plan. Neither such Loan Party nor any of its ERISA Affiliates has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that would reasonably be expected to result in the incurrence of any such liability by such Loan Party or any of its ERISA Affiliates, or in the imposition of any Lien on any of the rights, properties or assets of such Loan Party or any of its ERISA Affiliates, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b) The expected postretirement benefit obligations (determined as of the last day of each Loan Party's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of such Loan Party and its Subsidiaries are not Material.

3.14. Private Offering by the Loan Parties.

Neither such Loan Party nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise

approached or negotiated in respect thereof with, any person other than the Lender. Neither such Loan Party nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act.

3.15. Use of Proceeds; Margin Regulations.

Such Loan Party (if applicable) will apply the Advance as set forth in Schedule 3.15. None of the transactions contemplated in this Agreement (including the use of the proceeds from the sale of the Notes) will result in a violation of Section 7 of the Securities Exchange Act of 1934, as amended, or any related regulations, including Regulations T, U and X of the Board of Governors of the Federal Reserve System. No Loan Party owns any margin securities or margin stock as defined in such Regulations T, U and X. No part of the proceeds from the sale of the Notes hereunder has been or will be used, directly or indirectly, for the purpose of buying or carrying, any margin security within the meaning of said Regulations T, U and X, for the purpose of reducing or retiring any indebtedness that was originally incurred to purchase or carry any such "margin security" or for any other purpose that might cause the Notes to be considered "purpose credit(s)" within the meaning of said Regulations T, U and X.

3.16. Existing Indebtedness; Future Liens.

(a) Except as described therein, Part A of Schedule 3.16(a) sets forth a complete and correct list of all outstanding Indebtedness of such Loan Party and its Subsidiaries as of December 31, 2003, since which date, to the extent Material, there has been no change in the amounts, interest rates, sinking funds, installment payments or maturities of the Indebtedness of such Loan Party or its Subsidiaries. Except as described in Part B of such Schedule, neither such Loan Party nor any of its Subsidiaries is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of such Loan Party or Subsidiary and no event or condition exists with respect to any Indebtedness of any Loan Party or any of its Subsidiaries that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Neither such Loan Party nor any of its Subsidiaries has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien other than a Permitted Lien.

3.17. Foreign Assets Control Regulations, etc.

Neither the sale of the Notes by such Loan Party hereunder nor any use of the proceeds thereof, nor any other action taken or to be taken by any Loan Party, has violated or will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

3.18. Status under Certain Statutes.

(a) Neither such Loan Party nor any of its Subsidiaries is an "investment company" or a company "controlled" by an investment company, within the meaning of the Investment Company Act of 1940, as amended. On the Closing Date, each of the Projects (other than the

Cape May Project and the Tucson Project, the Garland Project and the SPSA II (Transco) Project) will be a "qualifying facility" within the meaning of PURPA and the regulations thereunder and will be eligible for all the benefits of 18 C.F.R. Sections 292.601 and 292.602. Neither such Loan Party nor any of its Subsidiaries is or will be (i) an "electric utility company," a "gas utility company," a "public utility company," a "holding company," a "subsidiary company" of a holding company or an "associate company" of a holding company under the PUHCA; (ii) subject to the FPA (other than those sections referred to in 16 U.S.C. §§ 799-803, 808, 813, 824a-3(e), 824d and 18 C.F.R. Section 292.601(c)) or the NGA or (iii) subject to rate, financial, organizational or other regulation as a "public utility," a "local distribution company," an "electrical load serving entity" or similar entity under the laws of the jurisdiction of its organization or location by virtue in any such case, of (A) the construction of, or the Loan Parties' ownership, operation or maintenance of, the Projects or (B) the Loan Parties' execution, delivery or performance of any of the Operative Documents or their exercise of any of their rights thereunder. Except for the Certification Notices and annual filings with the ICC with respect to the Illinois Projects, such Loan Party is not required to obtain or effect any further filing, approval, permit or license from or with the FERC or any other Governmental Authority for the construction, ownership or operation of the Projects or the conduct of its business in accordance with the provisions of the Operative Documents, including any Power Purchase Agreement. The execution, delivery and performance of the Project Documents according to the terms thereof by such Loan Party party thereto does not and will not prevent each of the Projects (other than the Cape May Project, the SPSA II (Transco) Project and the Tucson Project) from being owned and operated as a "qualifying facility" as contemplated by the Project Documents.

(b) The Lender will not, solely by reason of (i) the purchase of the Notes and (ii) the transactions contemplated by the Loan Documents, be deemed by any Governmental Authority having jurisdiction to be or otherwise become (A) an "electric utility company," a "gas utility company," a "public utility company," a "holding company," a "subsidiary company" of a holding company or an "associate company" of a holding company under the PUHCA, (B) subject to the FPA or NGA or (C) subject to regulation as a "public utility," a "local distribution company," an "electrical load serving entity" or similar entity under the laws of any state.

(c) No consent or approval of, giving notice to, filing or registration with, or taking of any action in respect of or by, any federal, state or local governmental authority or agency or any other Person was, is, or as of the Closing Date will be, required with respect to the purchase of the Existing Notes and the issuance of the Notes or the making or securing of the Advance except as have been, or will have been on the Closing Date, duly obtained, given or accomplished and that will on the Closing Date be final and not subject to appeal or further review and copies of which shall have been delivered to the Lender prior to the Closing Date.

3.19. Environmental Matters.

(a) All facilities and property owned, operated or leased by such Loan Party or any of its Subsidiaries have been, and continue to be, owned, operated or leased by such Loan Party or such Subsidiary in compliance with all Environmental Laws, except for such violations that, singly or in the aggregate, could not reasonably be expected to cause a Material Adverse Effect.

(b) There are no pending and, to such Loan Party's Best Knowledge, there have been no past, and/or threatened (i) claims, complaints, notices or requests for information received by

such Loan Party or any of its Subsidiaries with respect to any alleged violation of any Environmental Law that could reasonably be expected to cause a Material Adverse Effect; or (ii) claims, complaints, notices or requests for information received by such Loan Party or any of its Subsidiaries regarding potential liability under any Environmental Law that could reasonably be expected to cause a Material Adverse Effect.

(c) There have been no Releases of Hazardous Materials in violation of any Environmental Law or that could, singly or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(d) Such Loan Party and each of its Subsidiaries has been issued, and is in material compliance with, all Permits relating to environmental matters and necessary or desirable for their businesses, except when the failure to have or comply with the foregoing could not, singly or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(e) Except as set forth on Schedule 3.19, no property now or previously owned, operated or leased by such Loan Party or any of its Subsidiaries is listed or (to the best of their knowledge) proposed for listing on the National Priorities List promulgated pursuant to CERCLA, on the CERCLIS or on any similar state list of sites requiring investigation or clean-up.

(f) Neither such Loan Party nor any of its Subsidiaries has transported or arranged for the transportation of any Hazardous Material other than in accordance with Governmental Requirements or, to its knowledge, to any location that is listed or (to the best of their knowledge) proposed for listing on the National Priorities List promulgated pursuant to CERCLA, on the CERCLIS or on any similar state list or that is the subject of federal, state or local enforcement actions or other investigations that may lead to claims against such Loan Party or such Subsidiary thereof for any remedial work, damage to natural resources or personal injury (including claims under CERCLA).

(g) There are no polychlorinated biphenyls or friable asbestos present at any property now or previously owned, leased or operated by such Loan Party or any of its Subsidiaries in material violation of Environmental Law or that could, singly or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

(h) Such Loan Party would not be deemed to be the "owner" or "operator" of any landfill for purposes of CERCLA or any other Environmental Law or held responsible for any Release of any Hazardous Material from the landfill on which any Project is located except for Releases of Hazardous Materials resulting proximately form the acts or omissions of such Loan Party.

(i) To the Issuer's Best Knowledge, no conditions exist at, on or under any Project that, with the passage of time, the giving of notice or both, would give rise to liability of any Loan Party under any Environmental Law that would reasonably be expected to have a Material Adverse Effect.

3.20. Burdensome Restrictions; Other Contracts.

Except for the terms of the Operative Documents and the Applicable Permits and related statutes, rules and regulations, no contract, lease, agreement or other instrument to which any Loan Party or any of its Subsidiaries is a party or by which it or any of its properties is bound, restricts such Loan Party's or Subsidiary's ability to own, operate and maintain any Project in a manner that could reasonably be expected to result in a Material Adverse Effect.

3.21. Location of Loan Parties.

The jurisdiction in which such Loan Party is located for purposes of Sections 8-110(d), 9-301 and 9-307 of the UCC is set forth next to such Loan Party's name in Part A of Schedule 3.1.

3.22. Brokers and Finders.

Other than as disclosed to the Lender in writing prior to the Closing Date, no broker's or finder's fee or commission will be payable with respect to any of the transactions contemplated hereby and such Loan Party shall be solely responsible for and shall pay all such broker's or finder's fees or commissions. Such Loan Party shall indemnify, pay and hold the Lender harmless from and against any claim, demand or liability for broker's and/or finder's fees alleged to have been incurred in connection with any of the transactions contemplated hereby and any expenses, including, without limitation, reasonable attorneys' fees, arising in connection with any such claim, demand or liability. No other similar fees or commissions will be payable by any Loan Party for any other services rendered to such Loan Party or ancillary to the transactions contemplated hereby.

3.23. Project Documents.

(a) Each Project Document to which such Loan Party is a party (together with the other Project Documents for the applicable Project) constitutes the entire agreement of the respective parties thereto with respect to the subject matter thereof and no respective party thereto shall be bound except in accordance therewith.

(b) Each Project Document to which such Loan Party is a party is in full force and effect and constitutes the valid contract of the parties thereto, enforceable against the parties thereto in accordance with its terms, except as enforcement may be limited by Debtor Relief Laws or by equitable principles relating to or limiting creditors' rights generally, each of the parties thereto has executed such Project Document with full power, authority and capacity to contract, to the Loan Party's Best Knowledge no default has occurred and is continuing under such Project Document that individually or in the aggregate could reasonably be expected to create a Material Adverse Effect and such Project Document is in full force and effect. Such Loan Party has not assigned any of its right, title or interest in or under such Project Document except in accordance with the Loan Documents.

(c) The obligations of each party to each Project Document to which such Loan Party is a party, as stated therein, are effective and are not, nor are they claimed to be, subject to any claims or any defenses, counterclaims or setoffs against such Loan Party, to the extent Material. No event of force majeure under such Project Document has occurred and is continuing that

could reasonably be expected to result in the termination of such Project Document or to cause a Material Adverse Effect.

(d) The copies of the Project Documents furnished to the Lender by the Loan Parties are true, complete and correct as of the Closing Date. None of the Project Documents has been modified or amended since its delivery to the Lender or made the subject of a waiver or consent by such Loan Party, except by a written instrument, a copy of which as been furnished to the Lender.

(e) With respect to each Project Document to which such Loan Party is a party, there are no existing conditions that would give rise thereunder to any defense to payment or to any claim or any right of setoff, counterclaim, recoupment or rescission that is Material.

(f) Each Project Document to which such Loan Party is a party creates, or will create, in each Project Owner and Tactics, rights sufficient to safely own, use, maintain and operate the applicable Project in accordance with Prudent Engineering and Operating Practices for the remaining useful life of such Project as set forth in Schedule 3.27 or the expiration of the Project Documents.

3.24. Insurance.

Such Loan Party is in compliance, to the extent Material, with all requirements set forth in the Operative Documents to maintain insurance. All insurance policies held by such Loan Party or any of its Subsidiaries are in full force and effect and all premium payments required by such policies are current.

3.25. Utility Service Available.

Electricity and other utility services and all roadway access and fuel, transmission and power connection services required for the construction (as applicable), operation and maintenance of the Projects for their intended purposes are available on the Project Land.

3.26. Remedies Adequate.

Subject to the terms of the Project Documents to which such Loan Party is a party and all applicable laws, ordinances, regulations, permits and orders listed on Schedule 3.26, in the event that the Lender exercised its rights after an Event of Default with respect to the Collateral purported to be pledged or mortgaged by such Loan Party pursuant to the applicable Security Documents, and succeeded to such Loan Party and performed its obligations under such Project Documents, the Lender's rights would be sufficient to permit it or a Person succeeding to its rights on a sale of such Collateral to operate and maintain such Projects and sell the output thereof to the same extent as such Loan Party now operates such Projects and sells the output thereof or presently propose to operate such Projects and sell the output thereof.

3.27. Projects.

(a) The descriptions of the Projects set forth in Schedule B and all information regarding the Projects furnished to the Lender by or on behalf of such Loan Party are true and accurate in all material respects, contain no materially misleading information and do not omit any information the omission of which would be materially misleading; provided this

representation excludes any projections, forward looking statements or predictions of future events.

(b) Except as set forth in Schedule 3.27, each of the Projects has received all inspections and certifications currently required by any Governmental Requirement, and to such Loan Party's Best Knowledge, to the extent Material, there are no physical defects or performance deficiencies in the Projects, other than ordinary wear and tear consistent with similar assets of a similar age. To such Loan Party's Best Knowledge, the Independent Engineer's Report does not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements made therein not misleading at the time they were made and in light of the circumstances under which they were made.

3.28. Defaults; Events of Default.

No Default or Event of Default has occurred and is continuing.

3.29. Lines of Business.

Each of the Project Owners is engaged solely in the ownership, operation and maintenance of its Project. Tactics is engaged solely in the operation and maintenance of certain of the Projects pursuant to the Project Documents. The Issuer is engaged solely in the businesses of alternative energy, cogeneration, power marketing and landfill-related products and services. IEGP and IEGP II are engaged solely in the business of owning, operating and maintaining certain of the Illinois Projects. Each of the other Loan Parties is engaged solely in the direct and indirect ownership of the Project Owners and other alternative energy-related businesses.

3.30. Pro Forma Projections; Operating Budget.

The Pro Forma Projections accurately set forth the results of operation of the USEB Operating Assets projected by the Issuer. The Pro Forma Projections are (i) based on reasonable assumptions as to all legal and factual matters material to the estimates set forth therein and (ii) consistent with the provisions of the Operative Documents. The Operating Budget forecasts the projected capital, maintenance and operating funding requirements of the USEB Operating Assets through December 31, 2005 and is (A) based on reasonable assumptions as to all legal and factual matters material to the estimates set forth therein and (B) consistent with the provisions of the Operative Documents.

3.31. Illinois Subsidy Program.

Each of the Illinois Projects is qualified for the benefits of Section 8-403.1 of the Illinois Revised Statutes and the regulations thereunder and has made all filings required thereby. The amounts currently on deposit in each ICC Account, and the amounts to be deposited in accordance with the Amended Security Agreements on the Closing Date, are reasonably expected to be sufficient, after giving effect to reasonably projected earnings thereon (based on assumptions that the Lender has acknowledged are reasonable), to fund the corresponding Illinois Reimbursement Obligations that have accrued through the Closing Date.

3.32. Conduct of Business in Ordinary Course.

Except as disclosed in Schedule 3.32, since September 30, 2003, the business related to the USEB Operating Assets has been carried on in the Ordinary Course of Business.

4. REPRESENTATIONS OF THE LENDER.

4.1. Incorporation and Status.

The Lender is duly incorporated and existing under the laws of Canada. The Lender is a Person referred to in paragraph (aa) of the definition of "accredited investor" in Ontario Securities Commission Rule 45-501 for the purposes of consummating the purchase and exchange of Notes in accordance with this Agreement. The Lender is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets, requires such qualification, except to the extent that any failure to be so qualified, either individually or in the aggregate, would not cause a materially adverse effect on the (i) business assets, operations, properties or condition (financial or otherwise) of the Lender, (ii) ability of the Lender to perform its obligations under the Loan Documents, or (ii) the Lender's security interest in any material portion of the Collateral or the priority of such security interest.

4.2. Corporate Power of the Lender and Due Authorization.

The Lender has the power and capacity to enter into and perform its obligations under the Loan Documents to which the Lender is a party and to carry out the transactions contemplated in the Loan Documents. Each of this Agreement and the Loan Documents to which the Lender is a party have been duly authorized, executed and delivered by the Lender and is a legal, valid and binding obligation of the Lender, enforceable against the Lender in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies.

4.3. No Approvals.

No consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Authority is required in connection with the execution and delivery by the Lender of this Agreement and the Loan Documents to which the Lender is a party or the performance by the Lender of its obligations hereunder and thereunder or the consummation by the Lender of the transactions contemplated herein and therein.

4.4. No Contravention.

The execution and delivery by the Lender of this Agreement and the Loan Documents to which the Lender is a party, the performance by the Lender of its obligations hereunder and thereunder and the compliance by the Lender with the other provisions hereof and thereof does not and will not contravene, breach or result in any default under its organizational documents or under any mortgage, indenture, lease, agreement, other legally binding instrument, license, permit, statute, regulation, order, judgment, decree or law to which the Lender is a party or by which the Lender is bound.

4.5. Residence of the Lender.

The Lender is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

4.6. Purchase for Investment.

The Lender represents that it is purchasing or exchanging the Notes for its own account, for one or more separate accounts maintained by the Lender or for the account of one or more

pension or trust funds and not with a view to the distribution thereof, *provided that* the disposition of the Lender's or their property shall at all times be within the Lender's or their control. The Lender understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Loan Parties are not required to register the Notes.

4.7. Existing Loans.

The Lender, immediately prior to the exchange of the Existing Notes for the Notes pursuant to Section 2.1, was, the sole legal and beneficial owner of the Existing Loans, and has not assigned, charged, pledged or otherwise granted any right or claim to any of its rights, title and interests in and to the Existing Loans, to any Person. Upon consummation of the transactions contemplated by this Agreement, the Lender will surrender and exchange the Existing Loans to the Loan Parties free and clear of any Liens.

4.8. Pending Proceedings.

No proceedings are (i) pending against the Lender or (ii) to the best of the Lender's knowledge, threatened against the Lender before any relevant Governmental Authority that, in the aggregate, will materially and adversely affect (A) the Existing Loans or (B) any action taken or to be taken by the Lender under this Agreement.

4.9. Brokers and Finders.

No broker, finder or other entity acting under the Lender's authority is entitled to any broker's commission or other fee in connection with the transactions contemplated by this Agreement for which Loan Parties could be responsible.

5. INFORMATION AS TO LOAN PARTIES.

5.1. Financial Statements and Other Reports.

(a) The Issuer shall cause to be furnished to the Lender, as soon as available, and in any event within thirty (30) days after the end of each Fiscal Quarter (except the last) of each Fiscal Year of the Issuer, copies of the consolidated balance sheet each of (A) the Issuer and its Consolidated Subsidiaries and (B) the USEB Operating Assets (on a carve out basis) as of the end of such Fiscal Quarter, and statements of income, retained earnings and changes in cash flow of each of (x) the Issuer and its Consolidated Subsidiaries and (y) the USEB Operating Assets (on a carve out basis) for that Fiscal Quarter and for the portion of the Fiscal Year ending with such period, in each case setting forth in comparative form the figures for the corresponding period of the preceding Fiscal Year in reasonable detail, and certified by the Senior Financial Officer of the Issuer as being true and correct and as having been prepared in accordance with U.S. GAAP, subject to year-end audit adjustments. Such financial statements for the USEB Operating Assets shall be accompanied by a narrative report from the Issuer's management, prepared in a form that complies with the requirements of Form 51-102F1 of National Instrument 51-102 - Continuous Disclosure Obligations ("**Form 51-102F1**") of the Canadian securities regulators. The Issuer shall use its commercially reasonable efforts to provide such supplemental information to the Lender that is reasonably required for the Lender to reconcile the quarterly statements with Canadian GAAP.

(b) The Issuer shall cause to be furnished to the Lender, as soon as available, and in any event no later than sixty (60) days after the end of each Fiscal Year of the Issuer:

(i) copies of the audited consolidated balance sheet of the Issuer and its Consolidated Subsidiaries and the USEB Operating Assets (on a carve-out basis) as of the end of such Fiscal Year and statements of income, retained earnings and changes in cash flow of the Issuer and its Consolidated Subsidiaries and the USEB Operating Assets for that Fiscal Year, setting forth in comparative form the respective figures as of the end of and for the previous Fiscal Year, to be prepared in accordance with U.S. GAAP consistently applied all in reasonable detail and certified by the Senior Financial Officer of the Issuer as being true and correct and as having been prepared in accordance with U.S. GAAP;

(ii) copies of unaudited statements of income, retained earnings and changes in cash flow for the USEB Operating Assets (on a carve-out basis) for that Fiscal Year, setting forth in comparative form the figures for such Fiscal Year in (A) the most recent Pro Forma Projections and (B) the annual Operating Budget, to be prepared in accordance with U.S. GAAP consistently applied all in reasonable detail and certified by the Senior Financial Officer of the Issuer as being true and correct and as having been prepared in accordance with U.S. GAAP; and

(iii) a narrative report, from the Issuer's management, on the financial results of each Fiscal Year of the USEB Operating Assets prepared in a form that complies with the requirements of Form 51-102F1. The Issuer shall use its commercially reasonable efforts to provide such supplemental information to the Lender that is reasonably required for the Lender to reconcile the consolidated financial statements with Canadian GAAP.

(c) The Issuer shall submit a copy of the annual Operating Budget prior to December 1 for each subsequent calendar year operating period. The Lender may, if necessary and after consultation with the Issuer, retain the Independent Engineer to review the Operating Budget as it relates to the maintenance of power generation equipment or technical-oriented operations. The Issuer will reimburse the Lender for up to $10,000 of annual costs incurred by the Lender in connection with the services provided by the Independent Engineer in such capacity.

(d) The Issuer shall submit a copy of the updated Pro Forma Projections, which shall include a prospective calculation of the Fixed Charge Coverage Ratio, prior to December 1 for each subsequent calendar year covering the period commencing on January 1 of such subsequent calendar year and extending for a period with respect to each Project for the shorter of fifteen years from the Closing Date or the projected remaining useful life of such Project prepared in good faith and based on reasonable assumptions.

(e) The Issuer shall provide to the Lender, (i) annually, all information that the Issuer, were it a reporting issuer under the Securities Act (Ontario), would be required to include in any annual information form or other report submitted to the Ontario Securities Commission and (ii) promptly after such occurrence, a report of any material change (as defined under the Securities Act (Ontario) in its affairs.

(f) The Issuer shall deliver or cause to be delivered copies of each of the following, if Material, promptly upon its becoming available: (i) any notice or claim by any Governmental Authority pertaining to any Loan Party or any Project, (ii) all regular and periodic reports pertaining to any Project filed by such Loan Party with any Governmental Authority or that the Lender may from time to time request, and (iii) copies of all notices, reports or other correspondence received or sent by such Loan Party under any Project Document or that the Lender may from time to time reasonably request. Each Loan Party shall deliver to the Lender, promptly upon their becoming available, all press releases and other written statements made available by such Loan Party to the public concerning developments in the business of such Loan Party.

(g) Each Loan Party shall cause to be furnished to the Lender as soon as available all such other reports, schedules or information, or excerpts therefrom, including, without limitation, engineering reports relating to the Projects or the ability of such Loan Party to perform its obligations hereunder and under the other Loan Documents as the Lender may reasonably request from time to time, if such have already been prepared by such Loan Party.

(h) In conjunction with the delivery of the financial statements set forth in this Section and otherwise promptly upon any Loan Party obtaining knowledge of any of the following events or conditions, such Loan Party shall deliver a certificate executed by a Responsible Officer specifying the nature and period of existence of any of the following conditions or events and what action such Loan Party has taken, is taking and proposes to take with respect to: (i) any Default or Event of Default, or any condition or event that constitutes a default or an event of default or a default under any agreement to which a Gasco is a party; (ii) any action, suit, proceeding, investigation, loss or arbitration affecting any Loan Party, Project or Collateral in excess of $250,000 in the aggregate or that has or could reasonably be expected to cause a Material Adverse Effect; (iii) any event or condition that has or could reasonably be expected to cause a Material Adverse Effect; or (iv) any damage, to the extent Material, to the Collateral or, to the Loan Party's Best Knowledge, any condemnation proceeding affecting any of the Collateral, or any legal challenge to any Applicable Permit.

(i) Each Loan Party shall deliver or cause to be delivered to the Lender copies, promptly upon becoming available, of all proposed material amendments to a Project Document to which such Loan Party is a party or that is related to a Project of such Loan Party.

(j) Each Loan Party shall promptly, and in any event within five days after a Responsible Officer becoming aware of any of the following, deliver to the Lender a written notice setting forth the nature thereof and the action, if any, that such Loan Party or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in section 4043(b) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by any Loan

Party or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by any Loan Party or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of any Loan Party or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to cause a Material Adverse Effect.

(k) To the extent any Governmental Authority regulating the Lender or any Canadian stock exchange on which the Fund is listed requires the delivery of the Lender's financial statements in a time period that is shorter than the time period in effect on the date hereof, the Loan Parties shall use their commercially reasonable best efforts to provide the applicable financial statements that are required to be delivered hereunder to the Lender within any reasonable time period requested by the Lender that conforms to the changes in the applicable Law.

(l) Promptly upon any Loan Party's becoming aware of any Event of Default, the Issuer shall provide to the Lender, on behalf of such Loan Party, written notice thereof.

5.2. Officers Certificate.

Each set of reports and statements delivered pursuant to Sections 5.1(a) and (b) hereof shall be accompanied by a certificate of a Senior Financial Officer of the Issuer setting forth:

(a) Covenant Compliance. The information (including detailed calculations) required in order to establish whether the Loan Parties were in compliance with the requirements of Sections 8.2, 8.6, 8.8 and 8.25 during the Fiscal Quarter or Fiscal Year covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b) Event of Default. A statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Loan Parties and their Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of any Loan Party or Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action such Loan Party shall have taken or proposes to take with respect thereto.

5.3. Inspection.

Each Loan Party shall permit the representatives of the Lender:

(a) No Default. If no Default or Event of Default then exists, at the expense of the Lender and upon reasonable prior notice to the Issuer, to visit each Project and the principal executive office of each Loan Party, to verify the validity, amount or any other matter relating to any Collateral by mail, telephone or otherwise, inspect the Collateral, all books and records related thereto (and to make extracts from and copies of such books and records) and the premises upon which any of the Collateral is located, discuss the affairs, finances and accounts of the Loan Parties with the Loan Parties' Responsible Officers, and (with the consent of the Loan Parties, which consent will not be unreasonably withheld) its independent public accountants, and (with the consent of the Loan Parties, which consent will not be unreasonably withheld) to visit the other offices and properties of the Loan Parties and Subsidiaries, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) Default. If a Default or Event of Default then exists, at the expense of the Loan Parties to visit and inspect each Project, any of the offices or properties of each Loan Party or any of its Subsidiaries, to verify the validity, amount or any other matter relating to any Collateral by mail, telephone or otherwise, inspect the Collateral, all books and records related thereto (and to make extracts from and copies of such books and records) and the premises upon which any of the Collateral is located, examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective Responsible Officers and independent public accountants (and by this provision the Loan Parties authorize said accountants to discuss the affairs, finances and accounts of the Loan Parties and their Subsidiaries), all at such times and as often as may be requested.

(c) Environmental Inspection and Testing. Without limiting the generality of the foregoing, to visit (at the Lender's sole expense) each Project and, based upon a reasonable belief that Hazardous Materials are present at a Project site, to conduct testing and remove any Hazardous Materials, and the costs of such testing and removal shall be payable by the Loan Parties and shall become part of the Obligations; *provided, however*, that the Loan Parties shall not be required to pay the costs of more than one testing for Hazardous Materials per Project in the same calendar year unless a Default or an Event of Default shall exist at the time of such testing or shall have arisen as a result of such testing.

5.4. Notices by Governmental Authority.

Each Loan Party shall timely comply with and promptly furnish to the Lender true and complete copies of any notice or claim by any Governmental Authority, to the extent Material, pertaining to such Loan Party, any Project or any Collateral and any notice or order from the FERC or the ICC regarding any Project or any written notice from any Person that legal action may be or has been initiated challenging the eligibility of any of the Projects as a Qualifying Facility. Each Loan Party shall promptly notify the Lender of any eminent domain action or similar proceeding affecting any Project or any fire or other casualty resulting in more than $250,000 (or such lower amount for any Project, if Material) in damage affecting any Project.

6. PAYMENT.

6.1. Principal and Interest Payments.

(a) The Issuer agrees that the Principal Debt shall be due and payable in monthly installments as set forth on Schedule 6.1 for the applicable period on each Monthly Payment Date during the term hereof, commencing on April 30, 2004, and ending on the Maturity Date.

(b) The Issuer agrees to pay interest in respect of the unpaid principal amount of the Notes from the date advanced until the Notes are paid in full at a rate *per annum* equal to 11.00%. Such interest shall be calculated on the basis of a 365/366-day year for the actual number of days elapsed.

(c) The Issuer agrees that the accrued and unpaid interest on the Notes shall be payable monthly in arrears on each Monthly Payment Date and, in addition, upon any prepayment (on the amount prepaid), and at maturity (whether by acceleration or otherwise). If all or part of the amounts due to be paid on a Monthly Payment Date is not paid by the Issuer on the Monthly Payment Date, then such overdue amount shall bear interest at a rate *per annum* equal to the Default Rate to the extent permitted by applicable law.

(d) Payments of the Obligations shall be applied in the order and manner specified in this Agreement or in the other Loan Documents; *provided, however*, if no order is otherwise specified, then payments shall be applied first, to any past due payments on the Notes, second, to pay accrued and unpaid interest on the Notes, and third, to pay Principal Debt, and any partial payment shall be applied to the outstanding and unpaid principal installments on a *pro rata* basis between the Series A Notes and the Series B Notes and fourth to the remaining Obligations in the order and manner determined by the Loan Parties.

6.2. Mandatory Prepayments.

(a) Unless otherwise agreed to by the Issuer and the Lender in writing, concurrently with the occurrence of the following events (collectively, the "**Special Events**"):

(i) The receipt by the Loan Parties or any Subsidiary thereof of any Net Cash Proceeds from any insurance claim made with regard to a casualty loss with respect to any Project;

(ii) The receipt by the Loan Parties or any Subsidiary thereof of Net Cash Proceeds of any condemnation, seizure or similar action with respect to any Project;

(iii) The receipt by the Loan Parties or any Subsidiary thereof of the Net Cash Proceeds from a Buyout; or

(iv) The receipt by the Loan Parties or any Subsidiary thereof of the Net Cash Proceeds of any sale of (A) any assets of the Loan Parties or any Subsidiary thereof (other than any assets sales that constitute a Buyout) or (B) any interest in any Project by the Issuer or any Subsidiary thereof,

the Issuer shall prepay the Notes, in the order and manner specified in Section 6.6 and in accordance with Section 6.5, in an amount equal to 100% of the Net Cash Proceeds realized by the Loan Parties from such Special Event.

(b) Notwithstanding anything to the contrary to this Agreement, this Section 6.2 shall not apply to:

(i) (A) any sales made in the Ordinary Course of Business, (B) dispositions of worn out or obsolete assets (the Net Cash Proceeds from which dispositions do not exceed $1,000,000 in the aggregate), (C) dispositions of Excluded Assets, (D) sales of Emissions Credit Proceeds or (E) any sales of Section 29 tax credits or allowances with respect to greenhouse gases,

(ii) any sales among or between any combination of wholly-owned Subsidiaries of any Loan Party and the Loan Parties,

(iii) any sale of assets with respect to which the Net Cash Proceeds from such Special Event received by the Loan Parties or the applicable Subsidiary of a Loan Party are less than or equal to $3,000,000 when aggregated with the Net Cash Proceeds from such Special Event received from all other assets sales excluded solely pursuant to this clause (ii) and occurring after the Closing Date,

(iv) insurance claims, condemnation claims or Buyouts with respect to which the Net Cash Proceeds from such Special Event received by the Loan Parties or the applicable Subsidiary since the Closing Date are less than or equal to $3,000,000 in the aggregate, or

(v) any insurance claim, condemnation claim, Buyout or sale of assets, if the Net Cash Proceeds from such Special Event are reinvested within 180 days in alternative energy, cogeneration or landfill-related business including, without limitation, restoration, repair, replacement, improvement or expansion of then existing Projects and, after giving effect to any reinvestment, at least 100% of the average Fixed Charge Coverage Ratio in the most recent Pro-Forma Projections is maintained through the remaining term of the Notes on a consolidated basis.

6.3. Lender's Call

The Notes shall be subject to mandatory prepayment in whole on each Anniversary Date during the period commencing with the tenth Anniversary Date and ending on the fourteenth Anniversary Date (a "**Prepayment Anniversary Date**"), if the Lender delivers a notice of demand for prepayment to the Loan Parties not more than 360 days and not less than 180 days prior to such Prepayment Anniversary Date. If the Lender exercises its right to require prepayment under this Section, the Issuer shall have the right, but not the obligation, to deliver a notice to the Lender, not less than 30 days prior to the applicable Prepayment Anniversary Date, stating that, in lieu of making the prepayment under this Section, the Issuer or its designee shall purchase all of the Notes and Lender's rights under the Loan Documents on the applicable Prepayment Anniversary Date for a cash purchase price equal to the amount that would have been due to the Lender if the Notes had been prepaid on the Prepayment Anniversary Date in

accordance with this Section plus any incremental costs (including, without limitation, taxes) incurred by the Lender arising from the assignment in excess of the costs that would have been incurred in connection with the mandatory prepayment. On or before the applicable Prepayment Anniversary Date, the parties to such purchase transaction shall execute an Assignment Agreement substantially in the form of Exhibit D.

6.4. Optional Prepayments.

Each of the Notes shall be subject to optional prepayment by the Issuer, in whole or in part, (i) from the Closing Date through the Maturity Date in connection with a transaction involving a Change of Control of the Issuer and/or Change of Control of substantially all of the Guarantors, or (ii) commencing on the fifth Anniversary Date through the Maturity Date.

6.5. Application of Prepayments.

(a) Any prepayments made by the Issuer with the Net Cash Proceeds from a Special Event described in Section 6.2(a)(i) or (ii), pursuant to a Special Event described in Section 6.2(a)(iii) that results from a Buyout pursuant to the exercise by any counterparty to any Power Purchase Agreement or landfill gas owner site lease of such counterparty's right under such agreement to terminate such agreement while the applicable Loan Party is not in default under such agreement, or pursuant to a Lender's call under Section 6.3 shall be applied, first, to any past due payments on the applicable Notes, second, to pay accrued and unpaid interest on the applicable Notes, and third, to prepay the Principal Debt on the applicable Notes, and any partial prepayment shall be applied to the outstanding and unpaid principal installments on a *pro rata* basis between the Series A Notes and the Series B Notes.

(b) Any prepayments made by the Issuer with the Net Cash Proceeds from a Special Event described in Section 6.2(a)(iii) that results from the voluntary action of any Loan Party or a Buyout pursuant to the exercise by any counterparty to any Power Purchase Agreement or landfill gas owner site lease of such counterparty's right under such agreement to terminate such agreement while the applicable Loan Party is in default under such agreement, or as provided in Section 6.2(a)(iv) or 6.4, shall be applied, first, to pay any past due payments on the Notes, second, to pay accrued and unpaid interest on the Notes, and third, to prepay the Principal Debt on the Notes, together with the Make Whole Amount, and any partial prepayment shall be applied to the outstanding and unpaid principal installments in the inverse order of their maturities on a *pro rata* basis between the Series A Notes and the Series B Notes.

(c) Any partial prepayments of the Notes shall be in an amount equal to $100,000 (or, if less, the unpaid Principal Debt of such Notes) or a greater integral multiple of $100,000.

(d) The Loan Parties and the Lender acknowledge that the Make Whole Amount is (i) intended to compensate the Lender for the amount of the Lender's actual damages or loss, which would be difficult to calculate at the time of prepayment, and (ii) the Make Whole Amount is a reasonable approximation of damages or losses that will be suffered by the Lender in the event of a prepayment and are stipulated by both parties in the interest of avoiding litigation at the time of prepayment.

6.6. Notice of Prepayment.

The Issuer will give to the Lender written notice of any prepayment of the Notes not less than 30 days nor more than 60 days before the date fixed for prepayment, specifying (i) such date, (ii) the section of this Agreement under which the prepayment is to be made, (iii) the Series of Notes that are to be prepaid, and (iv) the amount of principal, interest, and premium with respect to the Notes to be prepaid on such date. In addition, for prepayments to be made pursuant to Section 6.2, such notice shall include the projected Fixed Charge Coverage Ratio after giving effect to the transactions contemplated thereby, which projection must be reasonably acceptable to the Lender. Two Business Days prior to such prepayment, the Issuer shall deliver to the Lender a notice specifying the calculation of such projected Fixed Charge Coverage Ratio (which must also be reasonably acceptable to the Lender), as of the specified prepayment date. Any such notice of prepayment will be irrevocable.

6.7. Maturity; Surrender, etc.

In the case of each prepayment of Notes pursuant to this Article, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date or the applicable premium, if any. From and after such date, unless the Issuer shall fail to pay such principal amount when so due and payable, together with the interest or premium, if any, as aforesaid, interest on such principal amount shall cease to accrue. No Note shall be issued in lieu of any prepaid principal amount of any Note.

6.8. Purchase of Notes.

The Issuer will not, and will not permit any Affiliate, to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. The Issuer will promptly cancel all Notes that it or any of its Affiliates acquire pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement, and no Notes may be issued in substitution or exchange for any such Notes.

7. AFFIRMATIVE COVENANTS.

Each Loan Party covenants that so long as any of the Notes are outstanding:

7.1. Maintenance of Existence and Rights; Continuation of Business.

Such Loan Party and each of its Subsidiaries shall preserve and maintain its existence as a corporation, limited partnership or limited liability company, as applicable (under state law and for federal income tax purposes), and, to the extent Material, maintain its rights, permits, franchises and privileges under the laws of its jurisdiction of organization.

7.2. Compliance with Governmental Requirements.

Such Loan Party shall comply with all Governmental Requirements relating to such Loan Party and any Collateral pledged by such Loan Party and, to the extent of any capacity of such Loan Party with respect thereto, each Project, including without limitation all Environmental Laws, and will obtain and maintain in effect all approvals of any Governmental Authority necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such

approvals of any Governmental Authority could not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

7.3. Maintenance and Operation of the Projects.

Such Loan Party will acquire, develop, operate and construct the applicable Projects and the related transmission facilities in material conformity with all Project Documents (including any manufacturer's warranties), Prudent Engineering and Operating Practices, prudent construction practices, and all approvals of any Governmental Authority. Such Loan Party will maintain and preserve the applicable Projects and the related transmission facilities in good working order and condition (including without limitation, inventories, spare parts and system redundancies), ordinary wear and tear excepted. Such Loan Party will not effect any alterations to the applicable Projects or any related transmission facilities that adversely affect their value, operation or useful life in a materially adverse manner without the prior consent of the Lender.

7.4. Insurance.

(a) Such Loan Party shall maintain, or cause to be maintained, the insurance coverage described in Schedule 7.4 and shall be responsible for the insurance-related requirements specified therein.

(b) Such Loan Party shall take all necessary action within its power to ensure that such Loan Party maintains at all times all insurance policies as required under the Project Documents to which it is a party.

7.5. Payment of Taxes, Fees and Claims.

Except as set forth below in this Section, such Loan Party and each of its Subsidiaries shall pay or cause to be paid in a timely manner when due all taxes, assessments, fees, claims and other charges incurred and payable by it. Notwithstanding the preceding sentence, such Loan Party and each of its Subsidiaries may contest any taxes or assessments levied by any Governmental Authority and, so long as such contest is being diligently pursued by appropriate proceedings and does not cause a Material Adverse Effect or constitute a default under or breach of any of the Project Documents, such contest on the part of such Loan Party or Subsidiary shall not be an Event of Default; *provided, however*, that during the pendency of any such contest involving a disputed amount in excess of $100,000 with respect to such Loan Party or Subsidiary, any applicable Project or any of its Collateral, such Loan Party or Subsidiary shall furnish to the Lender an indemnity bond satisfactory to the Lender or other security acceptable to the Lender in an amount equal to any unpaid amount being contested plus a reasonable additional sum to cover possible costs, interest and penalties, or should such contest not involve a liquidated amount, in an amount reasonably acceptable to the Lender; *provided that* such Loan Party and each Subsidiary shall pay any amount adjudged by a court of competent jurisdiction to be due, with all costs, interest and penalties thereon, before such becomes a Lien (other than Permitted Lien) on any Project or any Collateral. Such Loan Party shall pay when due all costs and expenses required to be paid by this Agreement, including, without limitation, all fees for filing or recording any Loan Documents including, without limitation, all taxes (except Excluded Taxes) and filing fees in connection with the execution, delivery or recordation of any Lien and the execution, issuance and delivery of the Loan Documents and the Notes.

7.6. Pension Plans.

If such Loan Party or any of its Subsidiaries has in effect, or hereafter institutes, any Pension Plan, then the following warranty and covenants shall be applicable during the period any such Pension Plan shall be in effect: (i) such Loan Party hereby warrants on behalf of itself and/or its Subsidiaries, as applicable, that no fact that might constitute grounds for the involuntary termination of the Pension Plan, or for the appointment by the appropriate United States District Court of a trustee to administer the Pension Plan, exists on the Closing Date; (ii) such Loan Party hereby covenants on behalf of itself and/or its Subsidiaries, as applicable, that throughout the existence of such Pension Plan, such Loan Party's or Subsidiaries' contributions under the Pension Plan will meet the minimum funding standards required by ERISA and such Loan Party or Subsidiaries will not institute a distress termination of the Pension Plan; and (iii) such Loan Party covenants on behalf of itself and/or its Subsidiaries, as applicable, that it will send to the Lender a copy of any notice of a Reportable Event required by ERISA to be filed with the Department of Labor or the Pension Benefit Guaranty Corporation, at the time that such notice is so filed.

7.7. Enforcement of Rights.

Such Loan Party and each of its Subsidiaries shall use commercially reasonable efforts to enforce any rights it has against any third party including, without limitation, any rights the failure of which to enforce could reasonably be expected to cause a Material Adverse Effect. To the extent that any other Person has a right to enforce any rights against any third party as to which the failure to enforce such rights could cause a Material Adverse Effect, such Loan Party or Subsidiary shall use all commercially reasonable efforts to cause such Person to enforce such rights.

7.8. Maintenance of Records.

Such Loan Party and each of its Subsidiaries will keep proper records and books of account, in which full and correct entries shall be made of all financial transactions of such Loan Party, the assets and business of such Loan Party or Subsidiary, and all costs and expenses incurred by such Loan Party or Subsidiary, in accordance with U.S. GAAP and will maintain all records required with respect to compliance with Governmental Requirements.

7.9. Intellectual Property.

Except where a failure to do so would not cause a Material Adverse Effect, such Loan Party and each of its Subsidiaries will obtain and maintain all licenses, permits, franchises, authorizations, Intellectual Property, or other proprietary rights and technology or rights thereto, that are necessary in connection with the construction, operation and maintenance of the Projects and/or the ownership or leasing of its properties and the conduct of its business as now conducted or as presently proposed to be conducted.

7.10. Use of Proceeds.

Such Loan Party will use the cash proceeds from the Advance solely for the purposes expressly set forth in Section 3.15.

7.11. Property Rights.

Such Loan Party and each of its Subsidiaries will maintain good and valid title in and to all of its real property, including the land, easements, leases, licenses and other rights

constituting the Project Land, and good and valid rights to all its other property, subject only to Permitted Liens.

7.12. Indemnification.

(a) Such Loan Party hereby indemnifies and holds harmless the Lender and its directors, officers, employees, Affiliates, agents, successors and assigns from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, fees and disbursements of counsel, amounts paid in settlement and court costs) which may be incurred by or asserted against any such indemnified Person in connection with or arising out of or in any way relating to or resulting from (i) any violation of any Environmental Laws or from any Environmental Claim in connection with the Notes, the transactions contemplated by the Loan Documents, any Loan Party or any of the Project Land and (ii) for any violation of any confidentiality provision of any Project Document, and each Loan Party hereby agrees to reimburse each such indemnified Person for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any action or proceeding out of which any such losses, claims, damages, liabilities or expenses may arise. Notwithstanding anything herein to the contrary, no Loan Party shall be liable or responsible for losses, claims, damages, costs and expenses incurred by any indemnified Person that a court of competent jurisdiction has found resulted primarily from such person's own bad faith, negligence or willful misconduct. If for any reason the indemnification provided for herein is unavailable to any Person or insufficient to hold it harmless as and to the extent contemplated hereby, each Loan Party hereby agrees to contribute to the amount paid or payable by such Person as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect the relative benefits received by such Loan Party, on the one hand, and such indemnified Person, on the other hand, and also the respective fault of such Loan Party, on the one hand, and such indemnified Person, on the other hand, as the case may be, as well as any other relevant equitable considerations.

(b) Notwithstanding anything to the contrary herein, the indemnity provided above is intended to survive the payment or transfer of the Notes, the termination of this Agreement, and the reconveyance, foreclosure or release of the Collateral to the Loan Parties with respect to any and all claims, obligations, liabilities, losses, damages, penalties, actions, suits, costs and expenses (including attorneys' fees) of whatever kind and nature, whether or not well-founded, meritorious or unmeritorious, demanded, asserted or claimed against any indemnified Person by third parties; *provided, however*, that to the extent such indemnity survives such reconveyance, foreclosure or release, the obligations thereunder shall be unsecured, and *provided, further* that no Loan Party shall be required to indemnify against or hold any indemnified Person harmless from any claim, obligation, liability, loss, damage, penalty, action, suit, cost or expense to the extent caused from the bad faith, negligence or willful misconduct of such indemnified Person.

7.13. Illinois Reimbursement Obligations.

If required by law, such Loan Party will file a proposed schedule for payment of the Illinois Reimbursement Obligations for each Illinois Project in which such Loan Party has an ownership interest, which proposed schedule will be approved by the Lender, at such a time as to make it reasonably likely that the ICC will issue its approval of such schedule at least one year

prior to the time when the first payment of the Illinois Reimbursement Obligations for such Illinois Project will come due.

7.14. Environmental Matters.

At its sole cost and expense, such Loan Party shall comply with and shall cause all other occupants of the Project Land (including the Gascos), to the extent that such other occupants are under its control, to comply with all Environmental Laws now in effect or hereafter enacted with respect to the Release, generation, removal, transportation, storage and handling of Hazardous Materials. Such Loan Party shall promptly notify the Lender if any Responsible Officer of such Loan Party shall become aware of the release of any Hazardous Materials on or near any Project Land in violation of any Environmental Law and/or if any Responsible Officer of such Loan Party shall become aware that any act or omission of such Loan Party could reasonably be expected to give rise to a claim that any Project Land is in violation of any Environmental Laws, which claim, if enforced by a court of competent jurisdiction, would have a Material Adverse Effect, and/or if any Responsible Officer of such Loan Party shall become aware of any condition on or near the Project Land that could reasonably be expected to have been caused by such Loan Party that shall pose a threat to the health, safety or welfare of humans. To the extent required by contractual arrangements with the lessor or the owners and operators of landfills, such Loan Party shall promptly remove all Hazardous Materials that violate any Environmental Law from any Project Land under its control, such removal and the ultimate disposal of such Hazardous Materials to be performed in accordance with all applicable federal, state and local laws, statutes, rules and regulations. Such Loan Party shall pay immediately when due the cost of removal of any Hazardous Materials and shall keep the Project Land under its control free of any lien imposed pursuant to any Environmental Laws now in effect or hereinafter enacted.

7.15. Distributions.

Each Subsidiary of such Loan Party shall make Distributions to its owners (by way of legally authorized and declared dividends or distributions, as applicable) or its members, from Net Distributable Cash Flow or Net Cash Proceeds whenever such Net Distributable Cash Flow or Net Cash Proceeds is received by or available to such Subsidiary, after all required payments of expenses of such Subsidiary, except to the extent such Distributions are otherwise prohibited by any applicable laws or any Project Document to which such Subsidiary may be a party.

7.16. Deposits.

Such Loan Party and each of its Subsidiaries shall make all deposits into its applicable Debt Service Reserve Account and ICC Account as required under Sections 4.02(a) and (b) of the applicable Amended Security Agreement.

7.17. Foreign Exchange Hedging Agreements.

The Issuer will enter into foreign exchange hedging arrangements, the notional amount of which arrangements, (i) until at least the third Anniversary Date, shall be equal to 100% of the scheduled monthly Debt Service payments, and (ii) after the third Anniversary Date, shall be equal to at least 75% of the scheduled monthly Debt Service payments.

8. NEGATIVE COVENANTS.

Each Loan Party covenants that so long as any of the Notes are outstanding:

8.1. Business Activities.

Such Loan Party will not engage in any business activity other than the business described for it in Section 3.29 and business activities reasonably incidental thereto.

8.2. Indebtedness.

Neither any Loan Party nor any of its Subsidiaries will create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Indebtedness, other than, without duplication, the following:

(a) Indebtedness in respect of the Notes, the Loan Documents and other Obligations;

(b) Indebtedness listed on Schedule 3.16(a), including the Subordinated Indebtedness, and any refinancings or renewals thereof if (i) the principal amount of the refinanced or renewed Indebtedness does not exceed the outstanding principal amount of the Indebtedness being so refinanced or renewed (the "**Original Indebtedness**") immediately prior to the consummation of such refinancing or renewal, as the case may be, (ii) such refinanced or renewed Indebtedness is secured by not more than the same collateral with not more than the same rights with respect thereto and remains subject to an agreement continuing such subordination, (iii) the Fixed Charge Coverage Ratio on a consolidated Pro Forma basis will, based on reasonable assumptions and giving effect to the incurrence of such Indebtedness, comply with the Fixed Charge Coverage Ratio covenant set forth in Section 8.25, as at the end of each Fiscal Quarter during the remaining term of the Notes, which certificate has been approved by the Lender in its reasonable discretion (and adjusted to include Development Projects); (iv) the average life to maturity of the refinanced or renewed Indebtedness is at least equal to the average life to maturity of the Original Indebtedness, where the term "average life to maturity" shall refer to the weighted-average time to the return of principal; and (v) the Lender does not exercise its right of first offer respecting such Indebtedness set forth in Section 4 of the Improvement Agreement.

(c) non-interest bearing trade accounts payable and accrued obligations incurred in the Ordinary Course of Business;

(d) Indebtedness with respect to Excluded Assets of the Issuer, if non-recourse as to all Loan Parties;

(e) Illinois Reimbursement Obligations;

(f) any Indebtedness permitted under the Improvement Agreement;

(g) any purchase money debt and capital lease obligations in an aggregate principal amount for all such Indebtedness incurred not to exceed $2,000,000 outstanding at any one time; and

(h) any Indebtedness not otherwise permitted hereunder, if (i) no Default or Event of Default exists on the date such Indebtedness is to be incurred, (ii) such Loan Party or Subsidiary has provided the Lender with a certificate of a Senior Financial Officer of the Issuer certifying that (A) the Fixed Charge Coverage Ratio of the USEB Operating Assets, on a carve-out pro forma basis, based on reasonable assumptions and giving effect to the incurrence of such Indebtedness; complies with the Fixed Charge Coverage Ratio covenant set forth in Section 8.25

as at the end of each Fiscal Quarter during the remaining term of the Notes, which certificate has been approved by the Lender in its reasonable discretion, (and adjusted to include Development Projects), (iii) such Indebtedness is either (x) non-recourse as to all Loan Parties and Subsidiaries or (y) subordinated in right of payment and lien as to the Indebtedness in respect of the Notes and other Obligations in accordance with a subordination agreement in form and content satisfactory to the Lender in its reasonable discretion, and (iv) the Lender does not exercise its right of first offer respecting such Indebtedness set forth in Section 4 of the Improvement Agreement.

8.3. Liens.

Such Loan Party will not create, incur, assume, suffer to exist or agree or consent to cause or permit in the future (upon the happening of a contingency or otherwise) any Lien upon any of its property, revenues, assets, (including the ownership interests in any Subsidiary held by such Loan Party) whether now owned or hereafter acquired, except Permitted Liens.

8.4. Investments.

Such Loan Party will not make, incur, assume or suffer to exist any Investment, except:

(a) Investments existing on the Closing Date and identified in Schedule 8.4;

(b) any evidence of Indebtedness, maturing not more than one year after the date of acquisition thereof by a Loan Party or any Subsidiary of any Loan Party, issued or guaranteed by the United States Government;

(c) commercial paper, maturing not more than nine months from the date of acquisition thereof by a Loan Party or any of its Subsidiaries and rated at least A2 by Standard & Poor's Corporation or P2 by Moody's Investors Service, Inc., which is issued by a corporation (other than an Affiliate of any Loan Party) organized under the laws of any state of the United States or of the District of Columbia; or

(d) any certificate of deposit, time deposit, eurodollar deposit, overnight bank deposit or bankers acceptance, maturing not more than one year after the date of acquisition thereof by a Loan Party or any of its Subsidiaries, which is issued by a commercial banking institution (i) that is a member of the Federal Reserve System (ii) that has a combined capital and surplus and undivided profits of not less than $1,000,000,000, (iii) the short-term obligations of which are rated at least A2 by Standard & Poor's Corporation or P2 by Moody's Investors Service, Inc., and (iv) that is insured by the Federal Deposit Insurance Corporation;

(e) without duplication, Investments permitted under the Amended Security Agreement to which such Loan Party is a party, including without limitation investments respecting the Debt Service Reserve Account, the Construction Reserve Account and such Loan Party's ICC Account (if applicable);

(f) Investments by such Loan Party paid to another Loan Party with amounts received by such Loan Party from outside sources;

(g) the AJG IEGP Loan Transaction;

(h) Investments permitted by the Improvement Agreement;

(i) Investments in Persons engaged in the lines of business described in Section 3.29, without taking into account reinvestments of insurance, condemnation or termination proceeds contemplated by Section 6.2; and

(j) Investments that are not otherwise permitted hereunder and that in the aggregate do not exceed $3,000,000 at any time during the term of the Notes.

8.5. Acquisitions.

Neither such Loan Party nor any of its Subsidiaries shall engage in the acquisition of the assets or the ownership interests of any Person other than (i) acquisition of the assets or ownership interests of another Loan Party or Subsidiary of a Loan Party, (ii) acquisitions that do not exceed $3,000,000 on a cumulative aggregate basis or (iii) acquisitions approved by the Lender, such approval not to be unreasonably withheld.

8.6. Restricted Payments.

(a) The Issuer covenants that, it shall not (i) declare, pay or make any dividend or distribution (in cash, property or obligations) on any shares of any class of capital stock or in respect of the Convertible Royalty Interest (now or hereafter outstanding), or on any warrants, options or other rights with respect to any shares of any class of capital stock or in respect of the Convertible Royalty Interest, or (ii) apply any funds, property or assets to the purchase, redemption, sinking fund or other retirement of, or agree to purchase or redeem, any shares of any class of capital stock (now or hereafter outstanding) or the Convertible Royalty Interest (collectively "**Restricted Payments**") unless (A) no Default or Event of Default exists on the date of such Restricted Payment, and (B) each Loan Party has deposited its relevant Debt Service Reserve Minimum Amount and Illinois Reimbursement Minimum Amount, as required by Sections 4.02 (a) and (b) of each Amended Security Agreement, as of the date of such Restricted Payment. Notwithstanding anything in this Agreement to the contrary, if the conditions set forth in (A) and (B) of the foregoing sentence have been fulfilled, then to the extent that the Issuer receives proceeds from a Special Event described in Section 6.2(b), the Issuer may declare, pay or make any dividend or distribution (in cash property or obligations) on shares of any class of capital stock or in respect of the Convertible Royalty Interest if, after giving effect to the removal of the cash flow of the assets subject to such Special Event, the Fixed Charge Coverage Ratio is at least 1.5:1.00.

(b) The Issuer covenants that, if an Event of Default shall have occurred and be continuing, it shall make no payments with respect to any Subordinated Indebtedness.

(c) Notwithstanding the foregoing, this Section shall not be deemed to supersede the payment provisions of Article IV of any Amended Security Agreement.

8.7. Consolidation; Merger and Change of Control.

(a) Other than as set forth in Section 8.5 or paragraphs (i) and (ii) below, neither such Loan Party nor any of its Subsidiaries shall liquidate or dissolve, consolidate or amalgamate with, or merge into or with, any other corporation, or purchase, acquire all or any substantial part of the assets or stock of any Person or otherwise permit a Change of Control respecting such

Loan Party or Subsidiary without the prior written consent of the Lender, which consent shall not unreasonably be withheld; *provided, however*:

(i) any Loan Party may consolidate or amalgamate with, merge into or with, acquire the assets or stock of, or engage in a Change of Control involving, solely another Loan Party or Loan Parties, *provided, however*, that in any such consolidation, amalgamation or merger involving the Issuer, the Issuer shall be the surviving entity; and

(ii) any Change of Control transaction involving solely the Issuer and its shareholders at the Closing Date (or wholly owned subsidiaries of such shareholders or Persons that own 100% of the ownership interests of such shareholders) shall be permitted without the consent of the Lender.

8.8. Asset Dispositions.

Neither such Loan Party nor any of its Subsidiaries will sell, transfer, lease, contribute or otherwise convey or dispose of, all or any part of its assets (including accounts receivable and capital stock of such Loan Party's Subsidiaries) to any Person unless:

(a) if such sale, transfer, lease, contribution, conveyance or disposition of assets is voluntarily made by such Loan Party and constitutes a Special Event described in Section 6.2, (x) the mandatory prepayment requirements of Section 6.2(a) are fulfilled (y) the cash proceeds of such Special Event constitute at least 75% of the proceeds of such Special Event and (z) the proceeds of such Special Event equal the fair market value of the subject assets;

(b) such sale, transfer, lease, contribution, conveyance or disposition of assets constitutes an event described in Section 6.2(b);

(c) such sale, transfer, lease, contribution, conveyance or disposition of assets is made in connection with (i) licensing of Intellectual Property in the Ordinary Course of Business or (ii) leases or subleases of real property not materially interfering with the conduct of business of such Loan Party or Subsidiary;

(d) such sale, transfer, lease, contribution, conveyance or disposition of assets is made with respect to issued and outstanding shares of common stock or partnership or membership interests in such Loan Party or any of its Subsidiaries and such sale does not constitute a Change in Control;

(e) such sale, transfer, lease, contribution, conveyance or disposition of assets is entered into in connection with the replacement of engines at the Morris Project and the Countryside Project; or

(f) the Net Cash Proceeds of such sale, transfer, lease, contribution, conveyance or disposition of assets (not otherwise permitted under this Section), when calculated on a cumulative, aggregate basis, do not exceed $3,000,000 in value.

8.9. Modification of Certain Agreements.

Neither such Loan Party nor any of its Subsidiaries will:

(a) consent to any amendment, supplement or other modification of any of the terms or provisions contained in, or applicable to, any Organic Document or Project Document of such Loan Party or any of its Subsidiaries, which (i) violates the terms of this Agreement or any other Operative Document, (ii) may reasonably be expected to materially adversely effect the rights, interests or privileges of the Lender or its ability to realize upon, enforce the terms of or assign any such Organic Document or Project Document or (iii) results in the imposition or expansion in any material respect of any restriction or burden on the Loan Parties or any Subsidiary. Such Loan Party and each such Subsidiary will, prior to entering into any amendment, addition or other modification of any of such Organic Document or Project Document, deliver to the Lender reasonably in advance of the execution thereof, any final or execution copy of amendments, supplements, additions or other modifications to such documents, and agrees not to take any such action with respect to any such documents, in contravention of the terms hereof;

(b) enter into any amendment, waiver or release with respect to, terminate, or fail to take any commercially reasonable action to enforce, any Project Document to which such Loan Party is a party unless (i) such new Project Document, amendment, waiver, release, termination or failure to act would not cause a Material Adverse Effect or (ii) such termination by a Third Party is permitted under the terms of such contract. The Issuer shall make any prepayments required under Section 6.2 in connection with any termination permitted under this Section.

8.10. Transactions with Affiliates.

No Loan Party or Subsidiary shall enter into any transaction, including, without limitation, the purchase, sale, transfer, lease or exchange of property or the rendering or purchase of any service to or from any Affiliate of any Loan Party or Subsidiary (for the purposes of this Section 8.10 only, including the Excluded Assets), except in the ordinary course of, and pursuant to the reasonable requirements of, such Loan Party's or Subsidiary's business and on reasonable terms substantially equivalent to terms available in a comparable arm's-length transaction with an unaffiliated Person; *provided, however*, that Loan Parties and Subsidiaries may enter into non arm's-length transactions with other Loan Parties and with their own Subsidiaries. This Section shall not be construed to prohibit, impair or affect any contract or investment in effect on the Closing Date or otherwise permitted by this Agreement including, without limitation, the contracts and instruments set forth on Schedule 8.10 or renewal or replacement thereof or to limit the right of any Loan Party to enter into operation and maintenance contracts with any other Loan Party, in each case, on terms and conditions substantially comparable to those contained in contracts existing on the Closing Date and provided to the Lender and otherwise in accordance with this Agreement.

8.11. Negative Pledges, Restrictive Agreements.

Neither such Loan Party nor any of its Subsidiaries will enter into any agreement (excluding any Loan Document as in effect on the date hereof) prohibiting:

(a) the ability of any Loan Party to amend or otherwise modify any Loan Document (except as pursuant to (i) that certain Acknowledgement and Consent, dated as of the date hereof, made by the Issuer in favor of the Eligible Fund Lender and (ii) that certain Acknowledgement and Consent, dated as of the date hereof, by the Lender and the Loan Parties in favor of the Eligible Fund Lender); or

(b) the ability of any Subsidiary to make any payments, directly or indirectly, to any Loan Party by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments, or any other agreement or arrangement that restricts the ability of any such Subsidiary to make any payment, directly or indirectly, to any Loan Party.

8.12. Accounting Changes.

Neither such Loan Party nor any of its Subsidiaries shall change its Fiscal Year without the prior consent of the Lender. Neither such Loan Party nor any of its Subsidiaries shall make or permit any change in accounting policies or reporting practices except as required or permitted by U.S. GAAP or, if not permitted by U.S. GAAP, with the prior consent of the Lender.

8.13. Limitation on Sale and Leaseback Transactions.

Neither such Loan Party nor any of its Subsidiaries will enter into any arrangement with any Person whereby in a substantially contemporaneous transaction such Loan Party or Subsidiary sells all or substantially all of its right, title and interest in an asset and, in connection therewith, acquires or leases back the right to use such asset.

8.14. ERISA.

Neither such Loan Party nor any of its ERISA Affiliates shall:

(a) engage in any transaction in connection with which it could be subject to either a material civil penalty assessed pursuant to the provisions of Section 502 of ERISA or a material tax imposed under the provisions of Section 4975 of the Code; or

(b) terminate any Pension Plan in a "distress termination" under Section 4041 of ERISA, or take any other action that could result in a material liability of any Loan Party or Subsidiary or any ERISA Affiliate to the PBGC.

8.15. Changes to Subordinated Debt.

Neither such Loan Party nor any of its Subsidiaries shall, without the prior written consent of the Lender, amend or modify (whether by waiver or otherwise), any agreement or instrument related to any Subordinated Indebtedness so as to increase the rate of interest payable with respect to such Subordinated Indebtedness or that otherwise has a Material Adverse Effect, *provided, however*, that such Loan Party may prepay any principal of or interest on such Subordinated Indebtedness as set forth in Section 8.17.

8.16. Loan Documents.

Neither such Loan Party nor any of its Subsidiaries shall take or, to the extent of such Loan Party's or Subsidiary's power, permit any other Person to take, any action (or omit to take any action) which would be in violation of the arrangements provided in the Loan Documents.

8.17. Prepayment of Subordinated Debt.

Such Loan Party shall not be permitted to prepay optionally any Subordinated Indebtedness other than from (i) the proceeds of sales of any common stock or preferred stock of the Issuer that is otherwise permitted hereunder (provided that the terms of any such preferred stock shall be reasonably acceptable to the Lender) or (ii) the proceeds of the issuance of

Indebtedness of the Issuer issued to refinance Subordinated Indebtedness (provided that (A) the holder of such Indebtedness shall have become a party to the Subordination Agreement on or prior to the date of issuance of such Indebtedness on substantially the same terms as its predecessor is bound or on such other terms as are satisfactory to the Lender in its sole discretion, (B) the principal amount of such Indebtedness shall not exceed the outstanding principal amount of the Subordinated Indebtedness being so refinanced immediately prior to the date of issuance of such Indebtedness, and (C) the maturity date and the weighted average life to maturity of such Indebtedness shall not be less than the maturity date and weighted average life to maturity of the Subordinated Indebtedness being so refinanced immediately prior to the date of issuance of such Indebtedness).

8.18. Indebtedness of Others.

Neither such Loan Party nor any of its Subsidiaries will purchase, repurchase or otherwise acquire any Indebtedness of other Persons other than in connection with the AJG IEGP Loan Transaction.

8.19. Qualifying Facility; Regulation.

(a) Such Loan Party shall not take any action or fail to take any action that would cause any of the Projects (other than the Cape May Project, the SPSA II (Transo) Project or the Tucson Project) to fail to be a "qualifying facility" within the meaning of PURPA or Title 18, Code of Federal Regulations, Part 292, Subpart B or that would cause any of the Illinois Projects to fail to be a "qualified solid waste energy facility" under Section 8-403.1 of the Illinois Revised Statutes and the rules thereunder, to the extent that such statutes and rules are applicable to the Projects.

(b) Such Loan Party will not take any action (or omit to take any action that it has the authority to take) which could reasonably be expected to result in the representation in Section 3.18 becoming untrue as a result of such action or omission.

8.20. Use of Proceeds.

Such Loan Party shall not apply the cash proceeds of the sale or exchange of the Notes other than as provided in Schedule 3.15 or apply any part of such proceeds directly or indirectly, and whether immediately, incidentally or ultimately, for the purpose of buying or carrying any margin security within the meaning of Regulations T, U and X of the Board of Governors of the Federal Reserve System, for the purpose of reducing or retiring any indebtedness originally incurred for such purpose, or for any purpose that violates or is inconsistent with the provisions of said Regulations T, U and X.

8.21. New Subsidiaries; Transfers of Interests.

(a) Neither such Loan Party nor any of its Subsidiaries shall create or suffer to exist any Subsidiary not in existence on the Closing Date, except for any Subsidiary that relates solely to the Excluded Assets or the Improvement Agreement, without the prior consent of the Lender.

(b) Neither such Loan Party nor any of its Subsidiaries shall sell, transfer, lease, contribute or otherwise convey or dispose of all or any part of any ownership interest it may have in another Loan Party without the prior consent of the Lender, except in accordance with Section 8.7 and 8.8.

8.22. Line of Business.

Neither such Loan Party nor any of its Subsidiaries shall cease or change its line of business as set forth in Section 3.29 without the consent of the Lender, which, in the case of cessations of a line of business, shall not be unreasonably withheld.

8.23. Purchase Option.

Such Loan Party will not exercise any purchase or lease option or right to acquire additional assets (other than in the Ordinary Course of Business) under any Project Document or otherwise without first obtaining the consent of the Lender except for the acquisition of assets relating to the Development Projects, Repowering Projects (as defined in the Improvement Agreement), or Gascos or as otherwise expressly permitted under the Loan Documents; provided that the foregoing restriction shall not apply to the exercise by Resources of its option to purchase an interest in IEGP and IEGP II from AJG.

8.24. Settlements.

Neither such Loan Party nor any of its Subsidiaries shall enter into, or consent to, one or more settlement agreements or arrangements with respect to any litigation, dispute or regulatory proceeding involving any Loan Party or Subsidiary, if such agreement or agreements hold such Loan Party or any Subsidiary liable for an amount in excess of $2,000,000 (or an amount in excess of $5,000,000, when aggregated with the liability of any Loan Party or any Subsidiary under any other settlement agreements or arrangements occurring after the Closing Date).

8.25. Fixed Charge Coverage Ratio.

The Issuer will not permit the Fixed Charge Coverage Ratio to be less than (i) 1.10:1 as at the end of any Fiscal Quarter ending on or after June 30, 2004 but on or prior to December 31, 2004, (ii) 1.15:1 as at the end of any Fiscal Quarter ending on or after March 31, 2005 but on or prior to December 31, 2005, and (iii) 1.25:1 as at the end of any Fiscal Quarter ending on or after March 31, 2006. The Fixed Charge Coverage Ratio will be tested as at the last day of each full Fiscal Quarter during which any of the Notes are outstanding.

8.26. Speculative Transactions.

No Loan Party will enter into any Swap Agreement or derivative transaction of any kind for speculative purposes; *provided*, *however*, that nothing in this Article VIII shall be construed as prohibiting the transactions required by Section 7.17.

9. GUARANTY.

9.1. Guaranty.

(a) In consideration of the indirect benefit received from the Advance and for other good and valuable consideration, each Guarantor hereby absolutely and irrevocably guarantees to the Lender and its successors, endorsees, transferees and assigns the prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of (i) the Notes and the other Obligations, including (A) all principal of and interest (including any interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Issuer, whether or not such interest constitutes an allowable claim) on any Note issued pursuant to this Agreement and (B) all other amounts payable and all obligations

to be performed by the Issuer under this Agreement or any other Loan Document and (ii) any renewals or extensions of any of the foregoing (collectively, the "**Guaranteed Obligations**").

(b) Each Guarantor agrees that this is a guaranty of payment and performance and not of collection, and that its obligations hereunder shall be absolute, irrespective of, and unaffected by:

(i) the genuineness, validity, regularity, enforceability or any future amendment of, or change in, the Notes, this Agreement or any other Loan Document or any other agreement, document or instrument to which any Loan Party is or are or may become a party;

(ii) the absence of any action to enforce the Notes, this Agreement or any other Loan Document or the waiver or consent by the Lender with respect to any of the provisions of any Loan Document; or

(iii) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor (other than payment in full);

it being agreed by each Guarantor that its obligations hereunder shall not be discharged until the payment and performance, in full, of the Guaranteed Obligations.

(c) Each Guarantor expressly waives all rights it may now or in the future have under any statute, or at common law, or at law or in equity, or otherwise, to compel the Lender to proceed in respect of the Guaranteed Obligations against the Issuer or any other Person before proceeding against, or as a condition to proceeding against, such Guarantor. Each Guarantor further expressly waives and agrees not to assert or take advantage of any defense based upon the failure of the Lender to commence an action in respect of the Guaranteed Obligations against the Issuer, any Guarantor or any other Person. Each Guarantor agrees that any notice or directive given at any time to the Lender by the Issuer, any Guarantor or any other Person that is inconsistent with the waivers in the preceding two sentences shall be null and void and may be ignored by the Lender, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to the obligations of such Guarantor under this Article for the reason that such pleading or introduction would be at variance with the written terms hereof, unless the Lender has specifically agreed otherwise in writing. The foregoing waivers are of the essence of the transaction contemplated by the Loan Documents and, but for this provisions of this Article and such waivers, the Lender would decline to purchase the Notes.

9.2. Demand by the Lender.

In addition to the terms of the guaranty set forth in Section 9.1, and in no manner imposing any limitation on such terms, if the then outstanding principal amount of the Guaranteed Obligations is declared to be immediately due and payable (or automatically becomes immediately due and payable), then the Guarantors are required to pay to the Lender the entire outstanding Guaranteed Obligations due and owing to the Lender, subject to the requirements of section 9.3. Payment by the Issuer shall be credited and applied upon the Guaranteed Obligations and shall be made in immediately available federal funds to an account as set forth in Section 12.2.

9.3. Enforcement of Guaranty.

Except as otherwise provided in this Agreement, in no event shall the Lender have any obligation (although it is entitled, at its option) to proceed against the Issuer, any Guarantor or any other Person or any real or personal property pledged to secure the Guaranteed Obligations before proceeding against any Guarantor, and the Lender may proceed, prior or subsequent to, or simultaneously with, the enforcement of the Lender's rights hereunder, to exercise any right or remedy that it may have against the Issuer or any such other Person or against any property, real or personal, as a result of any lien that it may have as security for all or any portion of the Guaranteed Obligations. Notwithstanding anything to the contrary in this Agreement, no payments may be required from any Guarantor under this Article unless and until (i) the Lender has provided notice to the Issuer and the Guarantors of an Event of Default and (ii) a period of ten days has elapsed after such notice has been received by the Issuer and the Guarantors (*provided, however*, that the requirements of this sentence need not be met if an Event of Default described in Section 10.01(h)(ii)-(iv) has occurred).

9.4. Waivers.

In addition to the waivers contained in Section 9.1(c), each Guarantor waives, and agrees that it shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshalling of assets or redemption laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by it of its obligations under, or the enforcement by the Lender of, the provisions of this Article. Each Guarantor further hereby waives diligence (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of the guaranty by the Lender and acceptance of security, release of security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse change in any Loan Party's financial condition or any other fact that might materially increase the risk to the Guarantors) with respect to any of the Guaranteed Obligations and, to the extent permitted by applicable law, waives the benefit of all provisions of law that are or might be in conflict with the terms of this Article. Each Guarantor represents, warrants and agrees that its obligations under this Article are not and shall not be subject to any counterclaims, offsets or defenses of any kind against the Lender, or, until the Guaranteed Obligations have been satisfied in full, the Loan Parties or any other guarantor of the Guaranteed Obligations now existing or that may arise in the future.

9.5. Benefits of Guaranty.

The provisions of this Article are for the benefit of the Lender and its successors, transferees, endorsees and assigns and nothing herein contained shall impair, as among the Loan Parties, the obligations of the Issuer under the Notes and the Loan Documents.

9.6. Modification of Notes, etc.

If the Lender shall at any time or from time to time, with or without the consent of, or notice to, each Guarantor:

(a) change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations, including, without limitation, the Notes and the other Obligations of the Issuer;

(b) take any action under or in respect of the Notes or the Loan Documents in the exercise of any remedy, power or privilege contained therein or available to it at law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(c) amend or modify, in any manner whatsoever, the Notes or the Loan Documents;

(d) extend or waive the time for any of the Issuer's or other Person's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Notes or the other Loan Documents, or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(e) take and hold security or collateral for the payment of the Guaranteed Obligations or sell, exchange, release, dispose of, or otherwise deal with, any property pledged, mortgaged or conveyed, or in which the Lender may have been granted a lien, to secure to the Lender any Indebtedness of the Loan Parties or any other guarantor of any of the Guaranteed Obligations;

(f) release anyone who may be liable in any manner for the payment of any amounts owed to the Lender by any Loan Party or other guarantor of any of the Guaranteed Obligations;

(g) modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of any Loan Party or other guarantor of any of the Guaranteed Obligations are subordinated to the claims of the Lender; or

(h) apply any sums by whomever paid or however realized to any amounts owing to the Lender by any Loan Party or other guarantor of the Guaranteed Obligations, in such manner as the Lender shall determine in its discretion;

then the Lender shall not incur any liability to any Guarantor as a result thereof, and no such action shall impair or release the obligations of any Guarantor under this Article.

9.7. Reinstatement.

To the extent permitted by law, the provisions of this Article shall remain in full force and effect and continue to be effective in the event any petition is filed by or against any Loan Party for liquidation or reorganization, in the event any Loan Party becomes insolvent or makes an assignment for the benefit of creditors or in the event a receiver or trustee is appointed for all or any significant part of the assets of any Loan Party, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Guaranteed Obligations or any part thereof is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by the Lender, whether as a "voidable preference", "fraudulent conveyance" or otherwise, all as though such payment or performance had not been made. In the event that any payment of the Guaranteed Obligations, or any part thereof, is rescinded, reduced, restored or returned, the Guaranteed Obligations or part thereof so rescinded, restored or returned shall be reinstated, and the Guaranteed Obligations shall be deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

9.8. Waiver of Subrogation, etc.

Upon the making by any Guarantor of any payment hereunder in respect of the Guaranteed Obligations, such Guarantor shall be subrogated to the rights of the Lender against

the Issuer with respect to such payment; *provided that* such Guarantor shall not enforce any right to receive any payment by way of subrogation, reimbursement, contribution or setoff resulting from such payment until all of the Guaranteed Obligations have been paid in full. If any amount shall be paid to any Guarantor on account of such subrogation, reimbursement, contribution or setoff rights, such amount shall be held in trust for the benefit of the Lender and any other holders of the Guaranteed Obligations and shall forthwith be paid to the Lender and all other holders of Guaranteed Obligations to be credited and applied upon the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms of the Notes and this Agreement.

9.9. Election of Remedies, etc.

Any election of remedies that results in the denial or impairment of the right of the Lender to seek a deficiency judgment against the Issuer shall not impair any Guarantor's obligations to pay the full amount of the Guaranteed Obligations. In the event the Lender shall bid at any foreclosure or trustee's sale or at any private sale permitted by law or the Loan Documents, the Lender may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by the Lender but shall be credited against the Guaranteed Obligations. The amount of the successful bid at any public auction, whether the Lender or any other party is the successful bidder, shall be conclusively deemed to be the fair market value of the collateral and the difference between such bid amount and the remaining balance of the Guaranteed Obligations shall be conclusively deemed to be the amount of the Guaranteed Obligations guaranteed under the provisions of this Article, notwithstanding that any present or future law or court decision or ruling may have the effect of reducing the amount of any deficiency claim to which the Lender might otherwise be entitled but for such bidding at any such sale.

9.10. Continuing Guaranty.

Each Guarantor agrees that the provisions of this Article are a continuing guaranty and shall remain in full force and effect until the payment and performance in full of the Guaranteed Obligations.

9.11. Savings Clause.

(a) It is the intent of each Guarantor that its maximum obligations hereunder (the "**Guarantor Maximum Obligation**") shall be in, but not in excess of:

(i) in a case or proceeding commenced by or against such Guarantor under Title 11 of the United States Code entitled "Bankruptcy", as now and hereafter in effect, or any successor statute (the "**Bankruptcy Code**") on or within one year from the date on which such Guaranteed Obligations are incurred, the maximum amount that would not otherwise cause such Guaranteed Obligations to be avoidable or unenforceable against the Guarantor under Section 548 of the Bankruptcy Code; or

(ii) in a case or proceeding commenced by or against such Guarantor under the Bankruptcy Code subsequent to one year from the date on which the Guaranteed Obligations of such Guarantor are incurred, the maximum amount that would not otherwise cause such Guaranteed Obligations to be avoidable or unenforceable against such Guarantor under any state fraudulent transfer or fraudulent conveyance act or

statute applied in any such case or proceeding by virtue of Section 544 of the Bankruptcy Code; or

(iii) in a case or proceeding commenced by or against such Guarantor under any law, statute or regulation other than the Bankruptcy Code (including any other bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar debtor relief laws or any state fraudulent transfer or fraudulent conveyance act or statute applied in any such case or proceeding), the maximum amount that would not otherwise cause the Guaranteed Obligations of such Guarantor to be avoidable or unenforceable against such Guarantor under such law, statute or regulation.

The substantive laws under which possible avoidance or unenforceability of the Guaranteed Obligations shall be determined in any such case or proceeding shall hereinafter be referred to as the "**Avoidance Provisions**."

(b) To the extent set forth in this subsection, but only to the extent that the Guaranteed Obligations of such Guarantor would otherwise be subject to avoidance under any Avoidance Provisions if such Guarantor is not deemed to have received valuable consideration, fair value or reasonably equivalent value for such Guaranteed Obligations, and if such Guaranteed Obligations would render such Guarantor insolvent, leave such Guarantor with an unreasonably small capital to conduct its business or cause such Guarantor to have incurred debts (or to have intended to have incurred debts) beyond its ability to pay such debts as they mature, in each case as of the time any of the Guaranteed Obligations are deemed to have been incurred under the Avoidance Provisions, then the Guarantor Maximum Obligations shall be reduced to that amount that, after giving effect thereto, would not cause the Guaranteed Obligations, as so reduced, to be subject to avoidance under the Avoidance Provisions. This subsection is intended solely to preserve the rights of the Lender under the Notes and the other Loan Documents to the maximum extent that would not cause the Guaranteed Obligations to be subject to avoidance under the Avoidance Provisions, and neither such Guarantor nor any other Person shall have any right or claim under this subsection as against the Lender that would not otherwise be available to such Person under the Avoidance Provisions.

10. DEFAULT.

10.1. Events of Default.

(a) The Issuer defaults in the payment of any principal, interest, or premium, if any, on any Note or any fees or other amounts owing under this Agreement or under any other Loan Document when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise and such default is not cured within 10 days of the Lender's notice to the Issuer of such default; or

(b) Any Loan Party defaults in the payment of any amount owing by such Loan Party under any Loan Document when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise and such default is not cured within 10 days of the Lender's notice to such Loan Party of such default; or

(c) Any Loan Party defaults in the performance of or compliance with any term contained in Section 5.1(g), 7.1, 7.2, 7.3, 7.5, 8.2, 8.4, 8.7, 8.8, 8.9, 8.10, 8.18, 8.19 or 8.25 of this Agreement or Section 5.01, 5.07, 5.11 or 5.12 of the Amended Security Agreement; or

(d) Any Loan Party defaults in the performance of or compliance with any term contained in the Amended Security Agreement (other than those referred to in subsection (a), (b) or (c) above) or any other Loan Document, and such default is not remedied within 30 days after such Loan Party receives written notice of such default from the Lender; provided, that if such Loan Party provides notice to the Lender that such Loan Party is proceeding diligently to cure such default but that such default cannot reasonably, in such Loan Party's judgment, be cured within 30 days, then such Loan Party may take up to 120 days to cure such default without causing an Event of Default; or

(e) Any representation or warranty made in writing by or on behalf of any Loan Party or by any Responsible Officer of any Loan Party in any Loan Document or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any Material respect on the date as of which such representation or warranty was made; or

(f) A default shall occur in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any Total Debt of any Loan Party in a principal amount, individually or in the aggregate, of $8,000,000 or more, or a default shall occur in the performance or observance of any obligation or condition with respect to secured Total Debt of any Loan Party in a principal amount, individually or in the aggregate, of $4,000,000 or more, if the effect of such default is to accelerate the maturity of any such Total Debt except that this subsection shall not apply to any default under the AGJ IEGP Loan Transaction; or

(g) Any judgment or order for the payment of money in excess of $2,000,000 shall be rendered against any Loan Party or any Subsidiary of any Loan Party, and there shall be any period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal, bond, sufficient insurance coverage (acknowledged in writing by the insurer) or otherwise, shall not be in effect; or

(h) Any Loan Party shall:

(i) Generally fail to pay its debts as they become due, or admit in writing its inability to pay debts as they become due;

(ii) Apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator, or other custodian for itself or any of its property, or make a general assignment for the benefit of its creditors or take any corporate action authorizing, or in furtherance of, the foregoing;

(iii) Consent or acquiesce, permit or suffer to exist the involuntary appointment of a trustee, receiver, sequestrator or other custodian for itself or for a substantial part of its property, and such trustee, receiver, sequestrator or other custodian shall not be discharged within 60 days, or take any corporate action authorizing, or in furtherance of, the foregoing; or

(iv) Permit or suffer to exist the involuntary commencement of, or voluntarily commence, any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency laws, or permit or suffer to exist the involuntary commencement of, or voluntarily commence, any dissolution, winding up or liquidation proceeding, in each case, by or against it; provided, that if not commenced by it such proceeding shall be consented to or acquiesced in by it, or shall result in the entry of an order for relief or shall remain for 60 days undismissed; or

(i) Without the consent of the Lender, any Loan Document or any Lien granted thereunder shall (except in accordance with the terms of such Loan Document), in whole or in part, terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligation of each Loan Party party thereto, or any security interest in the Collateral purported to be pledged thereunder shall, in whole or in part, cease to be a perfected first priority security interest in favor of the Lender subject (in the case of non-possessory security interests only) to Permitted Liens; or

(j) Any of the following events shall occur:

(i) Any Loan Party or any Subsidiary of any Loan Party shall be in default (after giving effect to any applicable grace periods) under any Project Document to which it is a party and such default would reasonably be expected to have a Material Adverse Effect.

(ii) Any Project Document shall at any time be canceled or terminated by any Project Owner party thereto (except following performance or payment in full of the obligations under, or expiration at the end of the term of, or a termination as of right in accordance with the terms and conditions of such Project Document or the replacement of such Project Document in accordance with the proviso of Section 7.7(d), or otherwise with the consent of the Lender) and (i) such termination or cancellation is not being contested in good faith by such Project Owner or the applicable Subsidiary of such Project Owner, and (ii) such acts, events, or circumstances have resulted, or would reasonably be expected to result, in a Material Adverse Effect.

(iii) The loss, suspension or revocation of, or failure to renew, any Applicable Permit now held or hereafter acquired by any Project, if such loss, suspension, modification, revocation or failure to renew (together with all other such losses, suspensions, modifications, revocations and failures) would reasonably be expected to have a Material Adverse Effect.

(k) Any Project, other than the Cape May Project, the SPSA II (Transco) Project or the Tucson Project, shall cease to be a "qualifying facility" under PURPA or any Illinois Project shall cease to be a Qualified Solid Waste Energy Facility under Section 8-403.1 of the Illinois Revised Statutes and the regulations thereunder, and such event results in a Material Adverse Effect.

10.2. *Acceleration*.

(a) If an Event of Default shall have occurred and be continuing, then the Lender may, upon written notice to the Loan Parties, declare the Obligations immediately due and payable.

(b) If any Event of Default described in Section 10.1(h)(ii) through (iv) shall have occurred and be continuing, then the Notes then outstanding shall automatically become immediately due and payable without the taking of any action on the part of the Lender or the giving of any notice with respect thereto.

(c) Upon the occurrence of any event described in Section 10.1(a) or (c) above, the Notes will forthwith mature and the entire unpaid principal amount of such Notes plus (if applicable) the premium described in Section 6.2 determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. Each Loan Party acknowledges, and the parties hereto agree, that the Lender has the right to maintain its investment in the Notes free from prepayment by the Issuer (except as herein specifically provided for) and that the provision for payment of a premium by the Issuer in the event that the Notes are prepaid or accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

10.3. Default Remedies.

(a) If an Event of Default shall have occurred and be continuing, the Lender may, in addition to any other rights or remedies it may have as a Lender under the laws of the State of New York, the UCC or other applicable law, and in addition to the rights and remedies provided in Section 10.2, take any one or more of the following remedial steps, subject to the provisions of applicable law:

(i) realize upon and take possession of any Collateral, and, if and to the extent any of the Collateral shall not be in the possession or under the control of the Lender, the Lender may require the Loan Parties to assemble or package the Collateral and make it available to the Lender at a place to be designated by the Lender; or

(ii) sell, assign, lease or otherwise dispose of the Collateral in whole or in part at public or private sale upon terms and conditions established by the Lender; or

(iii) notify any and all parties to any of the contracts and agreements that constitute Collateral that the Lender has exercised its rights hereunder and that (to the extent not already done so) all payments then or thereafter owing to any Loan Party are to be made directly to the Lender.

(b) In addition to the remedies set forth above, the Lender may exercise its rights under the Security Documents.

(c) No remedy conferred upon or reserved to the Lender hereunder is or shall be deemed to be exclusive of any other available remedy or remedies. Each such remedy shall be distinct, separate and cumulative, shall not be deemed to be inconsistent with or in exclusion of

any other available remedy, may be exercised in the discretion of the Lender at any time, in any manner, and in any order, and shall be in addition to and separate and distinct from every other remedy given the Lender under the Security Documents or in connection with any other security interest given to the Lender by the Loan Parties with respect to the Collateral now or hereafter existing in favor of the Lender at law or in equity or by statute. Without limiting the generality of the foregoing, the Lender shall have the right to exercise any available remedy to recover any amount due and payable hereunder without regard to whether any other amount is due and payable.

10.4. Specific Performance.

If any Loan Party defaults in the performance of any provision of this Agreement, the Notes or the Security Documents, which default is not cured within the applicable cure period, if any, the Lender shall have the right and remedy, without posting bond or other security, and in addition to the rights and remedies provided in the Loan Documents, to have the provisions of any of the Loan Documents specifically enforced by any court having equity jurisdiction.

10.5. Application of Proceeds.

All amounts received by the Lender with respect to this Agreement, the Notes and the Security Documents (subject, in the case of proceeds of Collateral pledged pursuant to the BMC Group Security Agreement, to the provisions of the Intercreditor and Subordination Agreement, dated as of April 8, 2004, by and among the Lender, as the holder of the Series B Note, Yankee Energy Services Company, as holder of the YESCO Note, and the Lender, as holder of the Series A Notes) during the existence of an Event of Default shall be applied as follows:

(a) FIRST, to the payment of all fees, costs, indemnities and expenses, with interest thereon, then owed to the Lender pursuant to the Security Documents or this Agreement;

(b) SECOND, to the payment in full of all principal, interest or premium then due and owing with respect to the Notes;

(c) THIRD, to the payment in full of all other amounts then owed with respect to the Obligations; and

(d) FOURTH, to the balance, if any, to or at the written direction of the Loan Parties.

11. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

11.1. Registration of Notes.

(a) The Issuer shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer of any Note and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Loan Parties shall not be affected by any notice or knowledge to the contrary. The Issuer shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

(b) No transfer shall be effective unless the requirements of this Section 11.1 and Section 11.2 are fulfilled. The requirements of this Section 11.1 and Section 11.2 are intended to result in the Notes being in "registered form" within the meaning of United States Treasury Regulations sections 1.871-14(c) and 5f.103-1(c) and sections 163(f), 871(h) and 881(c) of the Code and shall be interpreted and applied in a manner consistent therewith.

11.2. Transfer and Exchange of Notes.

Upon surrender of any Note at the principal executive office of the Issuer for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Issuer shall execute and deliver, at its expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit A. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Issuer may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than $100,000, *provided* that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than $100,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representations set forth in Section 4.

11.3. Replacement of Notes.

Upon receipt by the Issuer of evidence reasonably satisfactory to it of the ownership, of and the loss, theft, destruction or mutilation of, any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, the receipt of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, the Lender and has a minimum net worth of at least $75,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof, the Issuer at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

12. PAYMENTS ON NOTES.

12.1. Place of Payment.

Subject to Section 12.2, payments of principal, premium, if any, and interest becoming due and payable on the Notes shall be made in the principal office of the Issuer. The Issuer may

at any time, by notice to the Lender, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Issuer in the United States or the principal office of a bank or trust company in the United States.

12.2. Home Office Payment.

Notwithstanding anything contained in Section 12.1 or in such Note to the contrary, the Issuer will pay all sums becoming due on such Note for principal, premium, if any, and interest by wire transfer to the Lender at The Toronto-Dominion Bank, 55 King St. W. & Bay St., Toronto, Ontario M5K 1A2, Transit # 10202-004, Swift Code TDOMCATTTOR (for payments in U.S. Dollars: account number 7359730, ABA Number 026009593) (for payments in Canadian Dollars: account number 5245862), or by such other method or at such other address as the Lender shall have from time to time specified to the Issuer in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Issuer made concurrently with or reasonably promptly after payment or prepayment in full of any Note, the Lender shall surrender such Note for cancellation, reasonably promptly after any such request, to the Issuer at its principal executive office or at the place of payment most recently designated by the Issuer pursuant to Section 12.1. Prior to any sale or other disposition of any Note held by the Lender or its nominee the Lender will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Issuer in exchange for a new Note or Notes pursuant to Section 11.2. The Loan Parties will afford the benefits of this Section to any Institutional Investor that is the direct or indirect transferee of any Note purchased by the Lender under this Agreement and that has made the same agreement relating to such Note as the Lender have made in this Section.

13. EXPENSES, ETC.

13.1. Transaction Expenses.

Upon consummation of the transactions contemplated by this Agreement, the Issuer will pay all actual incurred costs and expenses (including reasonable fees and expenses of a special counsel, local or other counsel and other consultants) incurred by the Lender in connection with such transactions and with the Loan Parties prior authorization in connection with any amendments, waivers or consents under or in respect of this Agreement or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation, (i) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the Notes, or by reason of being a holder of any Note, (ii) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of any Loan Party or Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes, and (iii) the costs and expenses incurred in retaining a consultant to review projections in connection with a prepayment of the Notes. The Issuer will pay, and will save the Lender harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders (other than those retained by the Lender).

13.2. Issue Taxes.

The Issuer will pay all amounts payable as or on account of taxes arising in the United States or Canada, including any obligation imposed on the Lender to withhold and remit taxes on behalf of the Loan Parties (together with any penalties or interest relating thereto) ("**Taxes**") (except for Taxes computed by reference to the Lender's net income (and any penalties or interest relating thereto) ("**Excluded Taxes**")) arising to the Lender or the Loan Parties in connection with (i) the purchase or holding by the Lender of the Existing Loans, (ii) the issuance of the Notes (including any Advance or additional advances thereunder), (iii) any amendment or modification to the Notes, (iv) any exchange or sale of the Notes related to the transactions contemplated by this Agreement, or (v) the payment or accrual of any amounts due under the Notes, and the Issuer will indemnify the Lender and save the Lender harmless against any and all liabilities relating to such Taxes. Without limiting the generality of the foregoing, for greater certainty, if any amount due under the Notes becomes subject to withholding tax, the Issuer will pay such additional amount as may be necessary so that the net amount received by the Lender after such withholding (and after deducting any withholding tax on such additional amount) will not be less than the amount that the Lender would have received if such withholding tax had not be withheld or deducted. In addition, if the Lender is required to withhold or remit amounts in respect of which the Loan Parties are required to indemnify the Lender under this Section, the Loan Parties will promptly provide the Lender with sufficient funds to make such withholding or remittance (such funds to be reimbursed to the Loan Parties only to the extent the Lender receives a refund in respect of such withholding or remittance) and the parties hereby declare their intention that the Lender shall be fully indemnified, on an after-tax basis, in respect of such withholding or remittance obligation. If any Loan Party becomes subject to withholding taxes, the Lender will, at the request and at the expense of such Loan Party, take whatever action is reasonably required and practicable for the Lender for such withholding taxes not to apply; provided that the Lender shall not be required to take any action that would decrease any amounts that would otherwise be due to it hereunder. The Lender agrees to cooperate with the Loan Parties and to file or provide to the Loan Parties such forms, returns or other documentation (including but not limited to a valid U.S. Internal Revenue Service Form W-8BEN) as may be required or appropriate to minimize the U.S. withholding tax applicable to any payment made or due under the Notes or any other transaction contemplated hereunder.

13.3. Survival

The obligations of the Loan Parties under this Article will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

14. AUTHORITY OF RESOURCES.

Each Guarantor (other than Resources) authorizes Resources to act on its behalf under this Agreement, including with respect to giving and receiving notices and granting consents or waivers.

15. EXCLUDED ASSETS.

Except as expressly stated in Section 8.10, none of the representations, warranties, covenants (financial or other), reporting requirements or calculations in this Agreement or any other Loan Document includes, makes reference to or in any way contemplates the Excluded

Assets. For purposes of the Loan Documents, the Loan Parties' connection with the Excluded Assets is disregarded in its entirety.

16. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by the Lender of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of the Lender or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of any Loan Party pursuant to this Agreement shall be deemed representations and warranties of such Loan Party under this Agreement. Subject to the preceding sentence, this Agreement and the Loan Documents embody the entire agreement and understanding between the parties hereto and supersede all prior agreements and understandings relating to the subject matter hereof.

17. AMENDMENT AND WAIVER.

17.1. Requirements.

The Loan Documents may be amended, and the observance of any term of the Loan Documents may be waived (either retroactively or prospectively), with (and only with) the written consent of each of the parties hereto.

17.2. Binding Effect, etc.

No amendment or waiver consented to as provided in this Article will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Loan Parties or any of them and the Lender nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of the Lender. As used herein, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18. NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (i) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (ii) by registered or certified mail with return receipt requested (postage prepaid), or (iii) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(a) if to the Lender or its nominee, to the Lender or it at 246 Waterloo Street, London, Ontario N6B 2N4, Canada, Attention: Vice President Administration, with a copy to Countryside US Power Inc., c/o U.S. Energy Systems, Inc., One North Lexington Avenue, White Plains, NY 10601, Attention: President, or at such other address as the Lender or it shall have specified to the Issuer in writing,

(b) if to any Loan Party, to such Loan Party at One North Lexington Avenue, White Plains, New York 10601 to the attention of its Senior Financial Officer, or at such other address as such Loan Party shall have specified to the Lender in writing.

Notices under this Article will be deemed given (x) if sent by telecopy, when sent with confirmation of receipt, (y) if mailed, on the second Business Day after such notice is mailed and (z) if sent by overnight delivery service, on the next Business Day after it is sent.

19. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (i) consents, waivers and modifications that may hereafter be executed, (ii) documents received by the Lender at the Closing (except the Notes themselves), and (iii) financial statements, certificates and other information previously or hereafter furnished to the Lender, may be reproduced by the Lender by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the Lender may destroy any original document so reproduced. Each Loan Party agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Lender in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Article shall not prohibit any party hereto from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

20. CONFIDENTIAL INFORMATION.

For the purposes of this Article, "**Confidential Information**" means written information delivered to the Lender by or on behalf of any Loan Party or Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by the Lender as being confidential information of such Loan Party or such Subsidiary, *provided* that such term does not include information that (i) was publicly known or otherwise known to the Lender prior to the time of such disclosure, (ii) subsequently becomes publicly known through no act or omission by the Lender or any person acting on behalf or at the direction of the Lender, (iii) otherwise becomes known to the Lender other than through disclosure by such Loan Party or such Subsidiary or (iv) constitutes financial statements delivered to the Lender under Section 5.1 that are otherwise publicly available. The Lender, and anyone acting on behalf or at the direction of the Lender, will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by the Lender in good faith to protect confidential information of third parties delivered to the Lender, *provided* that the Lender may deliver or disclose Confidential Information to (A) the directors, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by the Notes) of the Lender, (B) the financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Article, (C) any Institutional Investor to which the Lender sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Article), (D) any Person from which the Lender offers to purchase any security of the Loan Parties (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Article), (E) any national, provincial, federal or state regulatory authority having jurisdiction over the Lender, or (F) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law,

rule, regulation or order applicable to the Lender, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which the Lender is a party or (z) if an Event of Default has occurred and is continuing, to the extent the Lender may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under the Loan Documents.

21. LIABILITY AND WAIVER.

21.1. No Liability of Lender.

The Lender shall not (i) have any liability, obligation or responsibility whatsoever to any Loan Party with respect to the ownership, operation or maintenance of any Project, (ii) have any obligation to inspect any Project, (iii) be liable for the performance or default by any Loan Party, any Subsidiary of any Loan Party, any Project, any contractor or any other Person, or for the failure to protect or insure any Project, or for the payment of costs of labor, materials or services supplied for the operation of any Project, or for the performance of any obligation of any Loan Party or Subsidiary whatsoever.

21.2. No Liability of the Fund.

The parties hereto acknowledge that the Lender is a Subsidiary of the Fund and the obligations of the Lender hereunder shall not be personally binding upon any trustee or manager of the Fund, any of the unitholders of the Fund or any annuitant or beneficiary under a registered retirement savings plan or deferred profit sharing plan or any other plan of which a unitholder is trustee or carrier (an "**Annuitant**") and that any recourse against the Lender, the Fund, any trustee, manager or any unitholder or Annuitant in any manner in respect of any obligation or liability of the Lender arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behavior, shall be limited to and satisfied only out of the Lender's property.

21.3. Non-Recourse.

(a) No Person (or any officer, employee, servant, controlling Person, executive, director, agent, authorized representative or affiliate of such Person), other than the Loan Parties, shall be personally liable for payments due hereunder or under the Notes or the other Loan Documents by the Loan Parties or for the performance by the Loan Parties of any obligation hereunder or thereunder, or for the breach of any representation or warranty made by the Loan Parties.

(b) The sole recourse of the Lender for satisfaction of the Obligations shall be against the Loan Parties and their assets (except for Excluded Assets) and to the liens, security interest and remedies provided under the Loan Documents. In the event that an Event of Default occurs, no action shall be brought against any Person other than the Loan Parties (except as provided below). In the event of foreclosure or other sale or disposition of properties, no judgment for any deficiency upon the obligations hereunder or under the Notes or the other Loan Documents shall be obtainable by the Lender against any Person other than the Loan Parties or against any of the Excluded Assets; *provided that* recourse against a Person other than the Loan Parties shall be available for such Person's fraud or intentional misrepresentation.

22. MISCELLANEOUS.

22.1. Successors and Assigns.

(a) This Agreement shall be binding upon and inure to the benefit of the Loan Parties, the Lender and their respective successors and permitted assigns.

(b) No Loan Party may assign or transfer any of its rights or obligations under any Loan Document without the prior written consent of the Lender.

(c) Except to the extent expressly restricted by this Section, the Lender may freely assign, assign as collateral, or transfer its rights and obligations under, this Agreement. Each party hereto shall use its commercially reasonable best efforts to assist and cooperate with the other parties hereto in any manner reasonably requested to effect the assignment, collateral assignment or transfer of rights and obligations under, this Agreement, subject to the provisions of this Section. In the case of a permitted assignment hereunder (other than a permitted collateral assignment), the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as would assignor hereunder. In the case of any collateral assignment permitted under this Agreement, assignor's obligations under this Agreement shall remain unchanged and assignor shall remain solely responsible to the other parties hereto for the performance of such obligations, and the other parties may continue to deal directly with assignor. No partial assignment, assignment as collateral, or transfer of the Lender's rights and obligations under this Agreement shall be permitted hereunder in any event.

(d) Notwithstanding any other provision of this Agreement, without the prior written consent of the Loan Parties, no assignment, assignment as collateral, or transfer (including participations) shall be permitted to any person or entity that is engaged or that has affiliates engaged in the business of developing, owning or operating landfill gas recovery systems or power generating or thermal energy production facilities fueled by landfill gas, or in the business of developing, owning or operating district thermal energy systems.

(e) The Notes and the rights associated with the Notes, this Agreement, and the other Loan Documents may be transferred by the Lender only in accordance with (i) this Section and (ii) upon surrender of the Notes to the Issuer for reissuance along with appropriate transfer instructions. The Issuer shall not be required to recognize a new owner of the Notes as the new registered payee of the Notes, nor to make any payment of principal or interest to such a new owner except upon receipt of the Notes together with such transfer instructions. Any new payee of the Notes shall receive a new note issued in replacement of the Notes registered to and in the name of the new payee, and otherwise containing identical terms and conditions to those of the Notes.

22.2. Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or premium or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

22.3. Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

22.4. Construction.

(a) Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

(b) Defined terms in this Agreement shall include in the singular number the plural and in the plural number the singular, and the masculine shall include the feminine and neuter, and vice versa and references to "including" mean including without limiting the generality of any description preceding that word.

(c) The words the "thereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall, unless otherwise expressly specified, refer to this Agreement as a whole and not to any particular provision of this Agreement, and all references to Sections shall be references to Sections of this Agreement, unless otherwise expressly specified.

(d) Any reference to an agreement, instrument, statute or regulation shall include such agreement, instrument, statute or regulation as it may from time to time be amended, modified or supplemented in accordance with its terms, and any reference to a Person shall include such Person's permitted successors and assigns.

(e) All monetary references are to currency of Canada.

(f) All references to the Loan Parties, Project Owner or any Subsidiary shall include any predecessors of such entity.

22.5. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

22.6. Governing Law.

THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICT OF LAWS

PRINCIPLES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW)).

ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO ANY LOAN DOCUMENT OR THE TRANSACTION CONTEMPLATED THEREIN SHALL BE BROUGHT, IF AT ALL, IN THE COURTS OF EITHER (I) THE STATE OF NEW YORK SITTING IN NEW YORK CITY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK OR (II) THE PROVINCE OF ONTARIO, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE LOAN PARTIES AND THE LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THOSE COURTS. THE LOAN PARTIES AND THE LENDER IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTIONS IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO. THE LOAN PARTIES AND THE LENDER WAIVE PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF THE STATE OF NEW YORK OR THE PROVINCE OF ONTARIO.

22.7. Accounting Terms and Determinations.

Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements shall be prepared in accordance with U.S. GAAP.

22.8. Cooperation with Public Offering.

The Loan Parties acknowledge that the Lender has purchased the Existing Loans and plans to make the Advance by utilizing the proceeds of a public offering by the Fund (the parent of the Lender) of Trust Units, in all of the provinces of Canada. The Loan Parties agree with the Lender, a subsidiary of the Fund, that it will provide the Fund and its advisers and the underwriters of such public offering (the "**Underwriters**") and their counsel with access to its officers and employees and to its books and records and otherwise to provide assistance in order for them to be able to provide full, true and plain disclosure about the Loan Parties and certain of their affiliates in the prospectus regarding the offering of the Trust Units (the "**Prospectus**") and to fulfill their obligations to perform a "due diligence" investigation. The Loan Parties agree to authorize and direct its auditors, Kostin Ruffkess & Co. (i) to provide its report on the audited financial statements of the Issuer and/or the Loan Parties to be included in the Prospectus, (ii) to consent to the inclusion of its report in the Prospectus (iii) to review the unaudited financial statements of the Issuer and/or the Loan Parties to be included in the Prospectus, (iv) to provide a comfort letter to the provincial securities regulatory authorities regarding such review, (v) to provide a "long form" comfort letter to the Underwriters and the Board of Trustees of the Fund on such financial information included in the Prospectus as they may reasonably request, (vi) to translate such financial statements into French and provide to the Fund and the Underwriters an opinion as to the accuracy of such translation, (vii) to co-operate with Ernst & Young, the auditors of the Fund, in preparing pro forma financial statements to be included in the Prospectus, and (viii) otherwise to co-operate with the Fund in completing the public offering.

The parties hereto acknowledge that those financial statements that are prepared in accordance with U.S. GAAP will have to be accompanied by a note that explains and quantifies the effect of material differences between Canadian GAAP and U.S. GAAP and that the auditor's report on financial statements audited in accordance with United States generally accepted auditing standards will have to be accompanied by a statement of the auditor disclosing any material differences in the form and content of the foreign auditor's report as compared to a Canadian auditor's report and confirming that United States auditing standards are substantially equivalent to Canadian generally accepted auditing standards.

22.9. No Third-Party Beneficiaries.

The agreement of the Lender to consummate the transactions contemplated hereby on the terms and conditions set forth in this Agreement is solely for the benefit of the Loan Parties, and no other Person (including any other obligor, contractor, subcontractor, supplier or materialman furnishing supplies, goods or services to or for the benefit of the Projects) shall have any rights hereunder, as against the Lender, or under any other Loan Documents with respect to the Loan or the proceeds thereof.

22.10. Currency Conversion and Indemnity.

(a) If, in connection with any action or proceeding brought in connection with the Loan Documents or any judgment or order obtained as a result thereof, it becomes necessary to convert any amount due hereunder in one currency (the "**First Currency**") into another currency (the "**Second Currency**"), then the conversion shall be made at the Conversion Rate on the first Business Day prior to the day on which payment is received.

(b) If the conversion is not able to be made in the manner contemplated by the preceding paragraph in the jurisdiction in which the action or proceeding is brought, then the conversion shall be made at the Conversion Rate on the day on which the judgment is given.

(c) If the Conversion Rate on the date of payment is different from the Conversion Rate on such first Business Day or on the date of judgment, as the case may be, the Loan Parties shall pay such additional amount (if any) in the Second Currency as may be necessary to ensure that the amount paid on such payment date is the aggregate amount in the Second Currency that, when converted at the Conversion Rate on the date of payment, is the amount due in the First Currency, together with all costs, charges and expenses of conversion. Any additional amount owing by the Loan Parties to the Lender pursuant to the provisions of this section shall be due as a separate debt and shall give rise to a separate cause of action and shall not be affected by or merged into any judgment obtained for any other amounts due under or in respect of the Loan Documents."

2. CONDITIONS PRECEDENT.

The issuance of the Notes and funding of the Advance shall occur at 9:00 a.m. New York City time, at a closing (the "**Closing**") which shall occur as soon as possible after (i) the Lender has determined that all of the conditions set forth in this Section have been fulfilled or waived or are prepared to be fulfilled or waived at the Closing in accordance therewith and (ii) the Loan Parties have determined that all of the conditions set forth in Sections 2.2, 2.3, 2.4, 2.5 and 2.18 of this Amendment have been fulfilled or waived or are prepared to be fulfilled or waived at the Closing in accordance therewith. The closing date shall be the date upon which the conditions

set forth in clauses (i) and (ii) above have been satisfied (the "**Closing Date**"), or at such other time as the parties may agree. The Closing shall occur at the offices of King & Spalding LLP or at such other place as may be agreed upon by the parties hereto. At the Closing the Issuer will deliver to the Lender the Notes, as set forth in Section 2, in the form of a single Note of each Series (or such greater number of Notes in denominations of at least $100,000 as the Lender may request) dated the date of the Closing and registered in the name of the Lender or its nominee, against delivery by the Lender to the applicable Loan Parties or their order of the Existing Notes and the Advance in accordance with this Section 2 of the Agreement. If at Closing the Loan Parties shall fail to tender such Notes to the Lender as provided in this Section, or any of the conditions specified for the Closing in this Section shall not have been fulfilled to the Lender's satisfaction, the Lender shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights it may have by reason of such failure or such nonfulfillment.

The obligation of the Lender to consummate the transactions contemplated by this Amendment, and the effectiveness of the amendment and restatement of the Existing Loans, is subject to the fulfillment to the Lender's satisfaction, prior to or at the Closing, of the following conditions precedent solely for the benefit of the Lender (other than the conditions precedent set forth in Sections 2.2, 2.3, 2.4, 2.5 and 2.18 of this Amendment, which are for the benefit of each of the parties hereto and may not be waived by any one party hereto):

2.1. Authorization.

The Lender shall have received from each Loan Party a certificate, dated as of the Closing Date, of its Secretary or Assistant Secretary or such other Responsible Officer as to:

(a) resolutions or other evidence of authority then in full force and effect authorizing the execution, delivery and performance of this Agreement, the Notes and each other Loan Document to be executed by such Loan Party;

(b) each Organic Document of such Loan Party; and

(c) the incumbency and signatures of the officers or other Persons authorized to act on behalf of such Loan Party with respect to this Agreement, the Notes and each other Loan Document executed by it.

2.2. Existing Loan Assignments.

The transactions contemplated by the Existing Loan Assignments shall have been, or concurrently with the Closing are being, completed.

2.3. Acquisition Agreement.

The transactions contemplated by the Acquisition Agreement by and among the Fund, the Lender, Countryside Canada Acquisition Inc. and U.S. Energy Systems, Inc. (except for the transactions contemplated hereby) shall have been completed.

2.4. AJG IEGP Loan Transaction.

The AJG IEGP Loan Transaction shall have been, or concurrently with the Closing is being, consummated.

2.5. Consents and Approvals.

All required consents and approvals shall have been obtained and be in full force and effect with respect to the transactions contemplated hereby from (i) all relevant Governmental Authorities and (ii) any other Person whose consent or approval is required in connection with the transactions contemplated hereby. Certified copies of all such consents and approvals shall have been provided to the Lender.

2.6. UCC Searches.

If required by the Lender in its sole discretion, the Lender shall have received copies of Lien searches listing all effective financing statements, tax liens and judgment liens that name any Loan Party or AJG as the debtor and are filed in the jurisdictions in which filings are to be made pursuant to the Loan Documents, and in such other jurisdictions as the Lender may reasonably request, which searches reveal no financing statements or Liens against the Collateral (other than (i) financing statements filed pursuant to the terms hereof in favor of the Lender, if such search report is current enough to list such financing statements, (ii) Permitted Liens and (iii) Liens terminated or assigned to the Lender at the Closing).

2.7. Closing Date Certificate.

The Lender shall have received a certificate in substantially the form of Exhibit E, duly executed by a Responsible Officer of each Loan Party and dated as of the Closing Date, in which certificate such Loan Party shall agree and acknowledge that the statements made therein shall in all material respects be true and correct representations and warranties of such Loan Party as of such date. All documents and agreements appended to such certificate shall be in form and substance satisfactory to the Lender.

2.8. Evidence of Insurance.

The Lender shall have received evidence of the insurance coverage required to be maintained pursuant to the Agreement, together with a satisfactory certificate from an insurance broker of materially recognized standing certifying as to the adequacy of each Loan Party's insurance, that such insurance policies are in full force and effect and not subject to cancellation without prior notice to the Lender, and as to the compliance of the same with the requirements of Section 7.4 of the Agreement, together with copies of all material insurance policies or binders.

2.9. Other Conditions.

The following additional conditions shall have been satisfied:

(a) there shall be no amendment, or any proposed amendment to, permitting, licensing or other regulatory requirements that, in the Lender's reasonable determination, is likely to cause a Material Adverse Effect;

(b) there shall be no amendment, or any proposed amendment, to any Operative Document that is likely, in the Lender's reasonable determination, to cause a Material Adverse Effect, without the Lender's prior consent; and

(c) each Loan Party shall have taken all action necessary or desirable to implement the transactions contemplated in the Loan Documents on the Closing Date, including, without limitation, establishing all required Accounts, procuring all third party consents, agreements and

approvals necessary or desirable to fund the Accounts in the manner required by the applicable Amended Security Agreement and all such other actions necessary or desirable to ensure that such Loan Party complies with the terms and conditions of the applicable Amended Security Agreement.

2.10. Opinions of Counsel.

The Lender shall have received opinions, dated the Closing Date, addressed to the Lender and allowing reliance thereon by any holder of a Note, from counsel to the Loan Parties and AJG.

2.11. Closing Fees, Expenses.

The Lender shall have received payment of all fees, costs and expenses then due and payable pursuant to Sections 13.1 and 13.2 of the Agreement.

2.12. Pension, Tax and Labor Matters.

The Lender shall be reasonably satisfied as to all pension and labor matters and all tax matters with respect to each Loan Party and its Subsidiaries.

2.13. Environmental Laws.

The Lender shall be reasonably satisfied as to all Environmental Law matters with respect to each Loan Party and its Subsidiaries.

2.14. Funding of Accounts.

The Lender shall be satisfied that, in accordance with the Amended Security Agreements, the Accounts will be funded from (i) funds held in such Accounts or predecessor accounts by or on behalf of the Hancock Purchasers, ABB and AJG and transferred to the Lender in connection with the Existing Loan Assignments (ii) the Advance and (iii) the cash proceeds from the sale of the Convertible Royalty Interest by the Issuer to the Lender.

2.15. Representations and Warranties, Covenants.

The representations and warranties set forth in Section 3 of the Agreement, the other Loan Documents and any certificates delivered in connection with the Closing shall be true and correct on the Closing Date in all material respects both before and after giving effect to the consummation of the transactions contemplated by the Loan Documents on the Closing Date with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct only as of such earlier date).

2.16. No Adverse Developments.

(a) No Material Adverse Effect shall have occurred since the date hereof.

(b) No labor controversy, litigation, arbitration or governmental investigation or proceeding shall be pending or, to the knowledge of any Loan Party, threatened in writing against any Loan Party or any of its Subsidiaries that, singly or in the aggregate, may reasonably be expected to have a Material Adverse Effect or purports to affect the legality, validity or enforceability of any Loan Document or seeks to restrain, enjoin or otherwise prevent the consummation of, or to recover damages or obtain relief as a result of, the transactions contemplated by this Agreement or the other Loan Documents.

2.17. Performance; No Default or Event of Default.

The parties hereto shall have performed and complied with all agreements and conditions contained in the Loan Documents required to be performed by them prior to or at the Closing, and after giving effect to the issue, exchange and sale of the Notes at the Closing and the application of the proceeds thereof as contemplated by Section 3.15 of the Agreement, no Default or Event of Default shall have then occurred and be continuing.

2.18. *Purchase Permitted by Applicable Law, etc.*

On the Closing Date the purchase and/or exchange of the Notes by the Lender shall (i) be permitted by the laws and regulations of each jurisdiction to which the Lender is subject, (ii) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (iii) not subject the Lender to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by the Lender, the Lender shall have received a certificate of a Senior Financial Officer or other appropriate officer of the Loan Parties certifying as to such matters of fact as the Lender may reasonably specify to enable the Lender to determine whether such purchase is so permitted.

2.19. Changes in Corporate Structure.

No Loan Party shall have (i) changed its jurisdiction of incorporation or organization, (ii) been a party to any merger or consolidation or (iii) succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements delivered at the Closing.

2.20. Proceedings and Documents.

All corporate, partnership, limited liability company and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory to the Lender and the Lender's counsel.

2.21. Additional Documentation.

The Lender shall have received:

(a) counterparts of this Agreement duly executed by a Responsible Officer of each Loan Party, in form and substance satisfactory to the Lender;

(b) counterparts of the Security Agreement Amendments, duly executed by each Loan Party and the Lender and substantially in the form of Exhibit B;

(c) counterparts of the AJG Security Agreement Amendment, duly executed by AJG;

(d) counterparts of the Mortgage Amendments, each dated as of the Closing Date, duly executed by each applicable Mortgagor and substantially in the form of Exhibit C;

(e) counterparts of the Subordination Agreements, duly executed by each party thereto;

(f) the original certificates (if certificated) and notes (if evidenced by notes) evidencing all of the issued and outstanding shares of capital stock, partnership interests or membership interests and indebtedness required to be pledged pursuant to the terms of the Amended Security Agreements and the Amended AJG Security Agreement, which certificates or interests shall be accompanied by undated stock powers, endorsements or other acceptable transfer instruments duly executed in blank by each applicable Loan Party or AJG, as applicable, and consents of each general partner, managing member and maker of a note, as applicable, to the collateral assignments of all partnership and membership interests pledged pursuant to the Amended Security Agreements and the Amended AJG Security Agreement;

(g) duly completed Uniform Commercial Code financing statements (Form UCC-3) naming each Loan Party or AJG, as the case may be, as "debtor" and the Lender as "secured party", as listed on Schedule 3.11 and to be filed in the jurisdictions listed in Schedule 3.11;

(h) the Independent Engineer's Report;

(i) Pro Forma Projections for a period extending, for the shorter of 15 years from the Closing Date and the projected remaining useful life of the Project as set forth in such Pro Forma Projections, which shall incorporate the results of the Lender's due diligence, showing annual operating cash flow available for debt service sufficient (in the Lender's sole discretion) to support the repayment of the Notes based upon assumptions that are satisfactory to the Lender in the Lender reasonable discretion. The Lender shall have received an Operating Budget setting forth the projected capital, maintenance and operating requirements of each Project through December 31, 2005 which are based on reasonable assumptions and consistent with the Operative Documents;

(j) copies of any orders issued by the FERC certifying the Projects (other than the Cape May Project, the SPSA II (Transco) Project and the Tucson Project) as Qualifying Facilities and copies of all Certification Notices, which orders, Notices of Self-Certification and Notices of Self-Recertification shall be in form and substance reasonably satisfactory to the Lender.

(k) executed copies of the Consents required with respect to the assignment or amendment of the Loan Documents, except with respect to Consents, the receipt of which the Lender determines in its sole discretion may be deferred or waived; and

(l) copies of letters to each entity in which a Loan Party holds an equity interest instructing such entity to record on its records the pledge of the respective equity interests pursuant to the Security Documents.

2.22. Covenants to Satisfy Conditions Precedent.

(a) The Loan Parties shall use their commercially reasonable efforts to cause each of the conditions applicable to the Loan Parties in this Section 2 to be satisfied on or before April 30, 2004; and

(b) The Lender shall use its commercially reasonable efforts to cause each of the conditions applicable to the Lender in this Section 2 to be satisfied on or before April 30, 2004.

2.23. Termination.

The Agreement may be terminated:

(a) At any time prior to the Closing, by mutual written agreement of the Loan Parties and the Lender, or

(b) After May 31, 2004, by the Lender, if the Closing shall not have occurred.

The termination of this Agreement shall not serve to waive any of the rights or remedies that any party hereto may have in connection with a breach of any provision of this Agreement arising prior to such termination of this Agreement.

3. DEFINITIONS.

Terms used herein without definition are used as defined in Schedule A.

4. FORMER HANCOCK ISSUERS.

Upon executing and delivering their consent to this Amendment, the Former Hancock Issuers shall no further rights or obligations under the Hancock Note Purchase Agreement Agreement, as amended by this Amendment.

5. COUNTERPARTS.

This Amendment may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

6. GOVERNING LAW.

THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW)).

ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AMENDMENT OR THE TRANSACTION CONTEMPLATED HEREIN SHALL BE BROUGHT, IF AT ALL, IN THE COURTS OF EITHER (I) THE STATE OF NEW YORK SITTING IN NEW YORK CITY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK OR (II) THE PROVINCE OF ONTARIO, AND BY EXECUTION AND DELIVERY OF THIS AMENDMENT, EACH OF THE LOAN PARTIES AND THE LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THOSE COURTS. THE LOAN PARTIES AND THE LENDER IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE BRINGING

OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO. THE LOAN PARTIES AND THE LENDER WAIVE PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF THE STATE OF NEW YORK OR THE PROVINCE OF ONTARIO.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

U.S. ENERGY BIOGAS CORP.

By /s/ Richard J. Augustine
Richard J. Augustine
President

AVON ENERGY PARTNERS, L.L.C.
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

BMC ENERGY LLC
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

BARRE ENERGY PARTNERS, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

BRICKYARD ENERGY PARTNERS, LLC
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

BROOKHAVEN ENERGY PARTNERS, LLC
By BMC Energy, LLC, Manager
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

BURLINGTON ENERGY, INC.

By /s/ Richard J. Augustine
Richard J. Augustine
President

CAPE MAY ENERGY ASSOCIATES, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

COUNTRYSIDE GENCO, L.L.C.
By ZFC Energy, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

DEVONSHIRE POWER PARTNERS, L.L.C.
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

DIXON/LEE ENERGY PARTNERS, LLC
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

DUNBARTON ENERGY PARTNERS, LIMITED PARTNERSHIP
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

ILLINOIS ELECTRICAL GENERATION PARTNERS, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

ILLINOIS ELECTRICAL GENERATION PARTNERS II, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

LAFAYETTE ENERGY PARTNERS, L.P.
By ZFC Energy, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

MORRIS GENCO, L.L.C.
By ZFC Energy, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

OCEANSIDE ENERGY INC.

By /s/ Richard J. Augustine
Richard J. Augustine
President

ONONDAGA ENERGY PARTNERS, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

POWER GENERATION (SUFFOLK), INC.

By /s/ Richard J. Augustine
Richard J. Augustine
President

RESOURCES GENERATING SYSTEMS, INC.

By /s/ Richard J. Augustine
Richard J. Augustine
President

RIVERSIDE RESOURCE RECOVERY, L.L.C.
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

ROXANNA RESOURCE RECOVERY, L.L.C.
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

STREATOR ENERGY PARTNERS, LLC
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

SUFFOLK ENERGY PARTNERS, L.P.
By Power Generation (Suffolk), Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

SUFFOLK TRANSMISSION PARTNERS, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

TAYLOR ENERGY PARTNERS, L.P.
By ZFC Energy, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

TUCSON ENERGY PARTNERS, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

UPPER ROCK ENERGY PARTNERS, LLC
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

BIOGAS FINANCIAL CORPORATION (formerly known as Zahren Financial Corporation)

By /s/ Richard J. Augustine
Richard J. Augustine
President

ZAPCO ENERGY TACTICS CORPORATION

By /s/ Richard J. Augustine
Richard J. Augustine
President

ZAPCO ILLINOIS ENERGY, INC.

By /s/ Richard J. Augustine
Richard J. Augustine
President

ZFC ENERGY, INC.

By /s/ Richard J. Augustine
Richard J. Augustine
President

COUNTRYSIDE CANADA POWER INC.

By /s/ Goran Mornhed
Name: Goran Mornhed
Title: Director

Consented to by:

GARLAND ENERGY DEVELOPMENT, LLC
By Resources Generating Systems, Inc., Manager

By /s/ Richard J. Augustine
Richard J. Augustine
President

OYSTER BAY ENERGY PARTNERS, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

SPRINGFIELD ENERGY ASSOCIATES LTD. PARTNERSHIP
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

ZAPCO READVILLE COGENERATION, INC.

By /s/ Richard J. Augustine
Richard J. Augustine
President

SMITHTOWN ENERGY PARTNERS, L.P.
By Resources Generating Systems, Inc., General Partner

By /s/ Richard J. Augustine
Richard J. Augustine
President

ZAPCO DEVELOPMENT CORPORATION

By /s/ Richard J. Augustine
Richard J. Augustine
President

ZAPCO EQUIPMENT CORP.

By /s/ Richard J. Augustine
Richard J. Augustine
President

SCHEDULE A

DEFINED TERMS

As used herein, the following terms have the following meanings:

"**$**" means lawful currency of the United States of America, unless otherwise noted.

"**122nd Street (Avon) Project**" means the Project identified as such on Schedule B.

"**ABB**" is defined in the Introduction.

"**ABB Assignment**" is defined in the Introduction.

"**ABB Loan**" is defined in the Introduction.

"**ABB Loan Agreement**" is defined in the Introduction.

"**ABB Notes**" is defined in the Introduction.

"**Accounts**" shall have the meaning ascribed thereto in each of the Amended Security Agreements.

"**Advance**" is defined in Section 2.1.

"**Affiliate**" means, with respect to any Person, any other Person (excluding any Person that may otherwise be deemed an Affiliate hereunder solely because it is a trustee under, or a committee with responsibility for administering, any employee benefit plan (as defined in Section 3(3) of ERISA) or any multiemployer plan (as defined in section 4001(a)(3) of ERISA)) (i) directly or indirectly controlling, controlled by, or under common control with, such Person, (ii) directly and indirectly owning or holding or receiving any equity interest or other equity benefit in such Person in excess of five percent (5%), or (iii) in which such Person directly or indirectly controls any voting stock or other equity interest in excess of five percent (5%). For purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by" and "under common control with") means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, each member, manager and officer of each Loan Party shall be deemed to be an Affiliate of such Loan Party. Unless the context otherwise clearly requires, any reference to an "Affiliate" is a reference to an Affiliate of any Loan Party. No stockholder of the Issuer shall be deemed to be an Affiliate of any Loan Party.

"**Agreement**" means the Hancock Note Purchase Agreement, the ABB Loan Agreement and the AJG Loan Agreement, as amended by this Amendment to Note Purchase Agreement, dated as of April 8, 2004, among the Loan Parties and the Lender.

"**AJG**" is defined in the Introduction.

"**AJG Assignment**" is defined in the Introduction.

"**AJG IEGP Loan Transaction**" shall mean the transaction in which Resources shall make a secured loan of approximately $14,000,000 to AJG with respect to AJG's purchase of its partnership interest in IEGP II.

"**AJG Loan**" is defined in the Introduction.

"**AJG Loan Agreement**" is defined in the Introduction.

"**AJG Notes**" is defined in the Introduction.

"**AJG Security Agreement Amendment**" is defined in Section 1.

"**AJG Subordinated Loan**" means the unsecured loan from AJG to the Issuer in an outstanding principal amount of $5,728,883 secured by that certain Second Amended and Restated Subordinated Note, dated as of March 30, 2004, made by the Issuer, as borrower, in favor of AJG.

"**Amended BMC Group Security Agreement**" is defined in Section 1.

"**Amended AJG Security Agreement**" is defined in Section 1.

"**Amended Mortgages**" is defined in Section 1.

"**Amended Security Agreements**" means, collectively, the Amended Security Agreement, the Amended AJG Security Agreement and the Amended BMC Group Security Agreement.

"**Amended Security Agreement**" is defined in Section 1.

"**Amity (Taylor) Project**" means the Project identified as such on Schedule B.

"**Anniversary Date**" means April 8, 2005, and each successive April 8 thereafter, until the Maturity Date.

"**Applicable Permit**" means, with respect to any Project, any Permit, including any construction, zoning, environmental protection, pollution, sanitation, FERC, ICC, public utilities commission, health, safety, siting or building permit (i) that is necessary at any given time in the operation of such Project to construct, test, operate, maintain, repair, own or use such Project as contemplated by any Operative Document relating to such Project, to sell electricity or landfill gas therefrom, to process waste, to enter into any Operative Document for such Project or to perform the obligations contemplated thereby or (ii) that is necessary so that none of the Loan Parties nor the holders of the Notes (nor any Affiliate of any of them) may be deemed by any Governmental Authority to be subject to regulation under the FPA, NGA, PUHCA or any state laws or regulations respecting rates or the financial or organizational regulation of electric utilities, gas utilities, local distribution companies or electrical load supplying entities solely as a result of the ownership or operation of any Project by the applicable Project Owner or the sale of electricity or landfill gas therefrom.

"**Barre Project**" means the Project identified as such in Schedule B.

"**Best Knowledge**" of any Loan Party means the actual knowledge of any Responsible Officer of such Loan Party based on due inquiry.

"**BMC Group Security Agreement Amendment**" is defined in Section 1.

"**BMC Parties**" means, collectively, BMC, Brookhaven, Countryside and Morris.

"**Brickyard Project**" means the Project identified as such in Schedule B.

"**Brookhaven Project**" means the Project identified as such in Schedule B.

"**Brown Project**" means the facility to be built in Brown County, Wisconsin.

"**Burlington Project**" means the Project identified as such in Schedule B.

"**Business Day**" means any day other than a Saturday, a Sunday or a day on which commercial banks in Toronto, Canada and New York, New York are required or authorized to be closed.

"**Buyout**" means the termination or buyout of a Power Purchase Agreement or a landfill gas owner site lease.

"**Cape May Project**" means the Project identified as such in Schedule B.

"**Capital Lease**" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with U.S. GAAP.

"**CERCLA**" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 as amended by the Superfund Amendments and Reauthorization Act of 1986, or as otherwise amended or reformed from time to time.

"**CERCLIS**" means the Comprehensive Environmental Response Compensation, and Liability Information System.

"**Certification Notices**" means all Notices of Self-Certification and Notices of Self-Recertification filed with FERC with respect to the Projects (other than the Brown Project, the Cape May Project, the Garland Project, the SPSA II (Transco) Project and the Tucson Project).

"**Change in Control**" means either (i) the failure of the Issuer or AJG at any time to own, directly or indirectly through Subsidiaries that are a party to this Agreement, the issued and outstanding shares of common stock of or partnership or membership interests of each Guarantor (whether voting or non-voting) as set forth on Schedule 3.4, each on a fully diluted basis, such shares or interests to be held free and clear of all Liens (other than Permitted Liens) and, in the case of shares or interests owned by AJG or its Subsidiaries, to be pledged to the Issuer as security for the AJG IEGP Loan Transaction, or (ii) any change in the ownership of the issued and outstanding shares of common stock of the Issuer, such that U.S. Energy Systems, Inc. and/or Cinergy Energy Solutions, Inc. do not own, collectively, more than 50% of the outstanding voting shares of the Issuer; *provided that*, in the case of (i) above, a Change in Control shall not be deemed to have occurred if the obligations of such Loan Party or AJG under any Loan Document shall continue in full force and effect or shall have been assumed by the successor to such Loan Party and, in the reasonable opinion of the Lender, (A) the financial condition of such Loan Party or AJG and its ability to perform its obligations under each Loan Document to which it is a party are not adversely affected as a result of such Change in Control or (B) in the case of any successor to such Loan Party or AJG, (x) the financial condition of such successor and its ability to perform the obligations under each Loan Document to which it may become a party are at least equivalent to the financial condition and ability to perform of such Loan Party or AJG immediately prior to such Change in Control and (y) such successor is not currently in default or has not previously defaulted with respect to any Indebtedness owing to any holder of a Note.

"**Closing**" is defined in Section 2 of the Amendment.

"**Closing Date**" is defined in Section 2 of the Amendment.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"**Collateral**" shall have the meaning ascribed thereto in the Amended Security Agreement.

"**Confidential Information**" is defined in Section 20.

"**Consent**" means a consent by any party to a Project Document (other than a Loan Party) to the assignment of such Project Document.

"**Consolidated Subsidiaries**" means, as to any Person, all Subsidiaries of such Person that are consolidated with such Person for financial reporting purposes in accordance with U.S. GAAP.

"**Construction Reserve Account**" has the meaning given such term in the Amended Security Agreement.

"**Contingent Liability**" of any Person means any agreement, undertaking or arrangement by which such Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, obligation or any other liability of any other Person (other than by endorsements of instruments in the ordinary course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The principal amount of such Person's obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby.

"**Conversion Rate**" means the rate of exchange quoted by The Toronto-Dominion Bank (or such other Canadian chartered bank as agreed upon by the Issuer and the Lender) at its central foreign exchange desk in its main office in Toronto at 12:00 noon (Toronto time) on the relevant date for purchases of the Second Currency with the First Currency and includes any premiums and costs of exchange payable.

"**Convertible Royalty Interest**" means the convertible royalty interest in the Issuer owned by the Lender.

"**Countryside Acquisition Credit Agreement**" means the Credit Agreement, dated as of April 8, 2004 by and among Countryside Canada Acquisition Inc., the lenders party thereto and The Toronto-Dominion Bank, as agent for the lenders party thereto and any amendment, restatement, refinancing, refunding, renewal, extension or replacement thereof.

"**Countryside Project**" means the Project identified as such in Schedule B.

"**Debt Service**" means, for any period, without duplication, the sum of (i) total interest expense and (ii) scheduled debt repayments on Total Debt (excluding the bullet repayment on the Notes and the AJG Subordinated Loan scheduled payments) of the Issuer and its Consolidated Subsidiaries, each component of such calculation being for such period.

"**Debt Service Reserve Account**" shall mean the "Debt Service Reserve Account" established pursuant to Section 4.01 of the Amended Security Agreement.

"**Debt Service Reserve Minimum Amount**" is defined in Section 4.02(b) of the Amended Security Agreement.

"**Debtor Relief Laws**" means any applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, insolvency, reorganization or similar laws affecting the rights or remedies of creditors generally, including, without limitation, the United States Bankruptcy Code, as in effect from time to time.

"**Default**" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"**Default Rate**" means that rate of interest that is (2.0% *per annum*) above the rate of interest stated in clause (a) of the first paragraph of each of the Notes.

"**Development Projects**" means the Garland Project, the Brown Project and any engine replacement at the Countryside Project or the Morris Project.

"**Discounted Value**" means, with respect to the Prepaid Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Prepaid Principal from their respective scheduled due dates to the Prepayment Date with respect to such Prepaid Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Prepaid Principal.

"**Distributions**" means, for any Person, with respect to any shares of any capital stock, membership or partnership interest, or any other equity securities issued by such Person, (i) the retirement, redemption, purchase, or other acquisition for value of any such securities or of any warrants, options, or other rights to acquire any such securities, (ii) the declaration or payment of any dividend or distribution on or with respect to any such securities and (iii) any other payment (in cash, property, or obligations) by such Person with respect to such securities.

"**Dixon/Lee Project**" means the Project identified as such in Schedule B.

"**Dolton (Devonshire) Project**" means the Project identified as such in Schedule B.

"**EBITDA**" means, for any period, the earnings of the USEB Operating Assets, on a carve-out basis, before interest, taxes, depreciation, and amortization, where "earnings" excludes (i) required deposits into each Loan Party's ICC Account and interest, dividends and capital gains/losses respecting funds deposited in such ICC Account, (ii) nonrecurring and extraordinary expense items and (iii) the gain (or loss), if any, with respect to the hedging arrangement required by Section 7.17 but includes (A) interest on funds deposited in each Loan Party's Debt Service Reserve Account during such period, (B) interest and the cash portion of payment of principal received during such period and not recorded as revenue per U.S. GAAP with respect to the AJG IEGP Loan Transaction, (C) interest and the cash portion of payment of principal received during such period and not recorded as revenue per U.S. GAAP with respect to (x) the First Secured Promissory Note, dated May 1, 2001, in the principal amount of $2,900,236, in favor of AJG from Cinergy Gasco Solutions, LLC and (y) the Second Secured Promissory Note, dated May 1, 2001, in the principal amount of $6,425,000, in favor of AJG from Cinergy Gasco Solutions, LLC, each of which has been assigned by AJG to the Issuer and (D) all interest installment sale purchase payments received from AJG under the Purchase and Sale Agreement, dated as of December 30, 1999, between the Issuer (as successor to Zahren Alternative Power Corporation) and AJG.

"**Eligible Fund Lender**" means (i) The Toronto-Dominion Bank, as the agent on behalf of the lenders under the Countryside Acquisition Credit Agreement, (ii) any Person that is a

permitted successor agent under the Countryside Acquisition Credit Agreement or (iii) any agent (or lender in the case of a single lender facility) under any credit or debt facility that replaces the Countryside Acquisition Credit Agreement.

"**Emissions Credit Proceeds**" shall mean any proceeds from the sale or other disposition of any NOx or other emissions reductions credits and any benefits attributable to the reduction of greenhouse gases associated with any Project; *provided, however*, that Emissions Credit Proceeds do not include any amounts received by any Loan Party from AJG.

"**Environmental Claim**" means any claim, liability, investigation, litigation or administrative proceeding, whether pending or threatened pursuant to written notification, or any judgment or order relating to any Hazardous Material asserted or threatened pursuant to written notification against any Loan Party or any event giving rise to liability of any Loan Party under any Environmental Law with respect to any Project.

"**Environmental Laws**" means any and all laws, statutes, ordinances, rules, regulations, orders, guidance or determinations of any Governmental Authority pertaining to public health, pollution or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, or disposal of Hazardous Materials under common law, the Clean Air Act, CERCLA, the Federal Water Pollution Control Act, the Occupational Safety and Health Act of 1970, the Resource Conservation and Recovery Act of 1976, the Safe Drinking Water Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act, the Endangered Species Act, the National Environmental Policy Act, the Oil Pollution Act, the Pollution Prevention Act, the Solid Waste Disposal Act and any other environmental conservation or protection law of any applicable jurisdiction, all as may be hereafter amended, modified or supplemented from time to time; *provided, that* in the event any of the foregoing laws is amended, modified or supplemented so as to broaden the scope or basis of liability of any Loan Party under any or all Environmental Laws, such amended, modified or supplemented meaning shall apply subsequent to the effective date of such amendment or modification with respect to all provisions of this Agreement; and *provided further* that, to the extent the laws of the state in which any property of any Loan Party is located establish a meaning for "hazardous substance", "release", "solid waste", "disposal" or any other term that is broader than that specified in any of the foregoing federal laws, such broader meaning shall apply to each Loan Party for purposes of this Agreement.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**ERISA Affiliate**" means, with respect to any Loan Party or Subsidiary, any trade or business (whether or not incorporated) that is treated as a single employer together with such Loan Party under section 414 of the Code.

"**Event of Default**" shall mean any event described in Section 10.1.

"**Excluded Assets**" has the meaning ascribed thereto in each Amended Security Agreement.

"**Excluded Taxes**" is defined in Section 13.2.

"**Existing Lenders**" is defined in the Introduction.

"**Existing Loans**" is defined in the Introduction.

"**Existing Loan Assignments**" is defined in the Introduction.

"**Existing Loans**" is defined in the Introduction.

"**Existing Notes**" is defined in the Introduction.

"**FERC**" means the Federal Energy Regulatory Commission and any successor thereto.

"**Financial Statements**" is defined in Section 3.5.

"**Fiscal Quarter**" means any quarter of a Fiscal Year.

"**Fiscal Year**" means a calendar year.

"**Fixed Charge Coverage Ratio**" means, as of the end of any of the first three Fiscal Quarters succeeding the Closing Date, for the Fiscal Quarters that have elapsed since the Closing Date, and as of the end of any of Fiscal Quarter thereafter, for the preceding four Fiscal Quarters, without duplication, the ratio of (i) EBITDA *minus* (A) cash taxes and (B) operational capital expenditures that have not been financed under Indebtedness permitted hereunder or consented to by the Lender or by equity contributions or insurance proceeds or similar sources to (ii) (x) Debt Service minus the gain (or plus the loss), if any, with respect to the hedging arrangement required by Section 7.17. Such calculations shall be made in U.S. Dollars, with Debt Service payments to be calculated based on actual U.S. Dollars paid by the Issuer in respect of Debt Service.

"**Former Hancock Issuers**" means Garland Energy Development LLC, Oyster Bay Energy Partners L.P., Springfield Energy Associated LTD. Partnership, Zapco Power Marketers, Inc., Smithtown Energy Partners, L.P., Zapco Development Corporation, Zapco Equipment Corp. and Zapco Readville Cogeneration, Inc.

"**FPA**" means the Federal Power Act, as amended, and all rules and regulations promulgated thereunder.

"**Fund**" means Countryside Power Income Fund, an unincorporated, open-ended, limited purpose trust formed under the laws of the Province of Ontario.

"**GAAP**" means, with respect to any jurisdiction, generally accepted accounting principles as in effect from time to time in such jurisdiction.

"**Garland Project**" means the facility located in Garland, Texas and owned by Garland Energy Development, LLC.

"**Gasco**" and "**Gascos**" means each of the entities identified as a "Gasco" on Schedule 3.4.

"**Governmental Authority**" means the United States, any state, any county, any city or any other political subdivision in which any Loan Party or Subsidiary operates, any Project or any Collateral is located, and any other political subdivision, agency, authority, board, bureau, commission, court, department, district or other instrumentality of any of the foregoing, including, without limitation, FERC, the ICC and the Environmental Protection Agency.

"**Governmental Requirements**" means, as of the date of determination thereof, all applicable laws, ordinances, rules, regulations, judgments, interpretations, policy orders, decrees or similar forms of decision of any Governmental Authority.

"**Guaranteed Obligations**" means the Issuer's Obligations, including without limitation any such Obligations incurred or accrued during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, whether or not allowed or allowable in such proceeding.

"**Guarantors**" is defined in the Introduction.

"**Hancock Assignment**" is defined in the Introduction.

"**Hamms (Lafayette) Project**" means the Project identified as such in Schedule B.

"**Hancock Assignment**" is defined in the Introduction.

"**Hancock Loan**" is defined in the Introduction.

"**Hancock Notes**" is defined in the Introduction.

"**Hancock Note Purchase Agreement**" is defined in the Introduction.

"**Hancock Purchasers**" means John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and Investors Partner Life Insurance Company.

"**Hazardous Material**" means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls) including, without limitation:

(a) any "hazardous substance", as defined by CERCLA;

(b) any "hazardous waste", as defined by the Resource Conservation and Recovery Act, as amended;

(c) any petroleum product; or

(d) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any applicable federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as amended or hereafter amended.

"**ICC**" means the Illinois Commerce Commission and any successor thereto.

"**ICC Account**" has the meaning given such term in each Amended Security Agreement.

"**IEGP**" means Illinois Electrical Generation Partners, L.P.

"**IEGP II**" means Illinois Electrical Generation Partners II, L.P.

"**Illinois Projects**" means the 122nd Street (Avon) Project, the Brickyard Project, the Countryside Project, the Dixon/Lee Project, the Dolton (Devonshire) Project, the Morris Project, the Roxanna Project, the Streator Project, the Upper Rock Project and the Willow Ranch (Riverside) Project.

"**Illinois Reimbursement Minimum Amount**" has the meaning given such term in each Amended Security Agreement.

"**Illinois Reimbursement Obligations**" means all accrued liabilities and obligations of the Loan Parties to the Public Utilities Fund of the State of Illinois.

"**Improvement Agreement**" means the Improvement Agreement, dated as of April 8, 2004, by and among the Issuer and the Lender.

"**Indebtedness**" means, with respect to any Person at any time, without duplication,

(a) its liabilities for borrowed money;

(b) such Person's liabilities for the deferred purchase price of property acquired by it (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) all liabilities appearing on its balance sheet in accordance with U.S. GAAP in respect of Capital Leases;

(d) all liabilities for borrowed money secured by any Lien with respect to any property owned by it (whether or not it has assumed or otherwise become liable for such liabilities);

(e) all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money) and all amounts due as indemnification payments with respect to such liabilities of others;

(f) its liabilities for any Swap Agreement or similar arrangement; and

(g) any Contingent Liability of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under U.S. GAAP.

"**Independent Engineer**" means such qualified and experienced engineer and/or any replacement or successor engineer as reasonably selected by the Lender. The Independent Engineer shall initially be SCS Engineers, Inc.

"**Independent Engineer's Report**" means a review and analysis by the Independent Engineer with respect to relevant technical aspects of the Projects including, without limitation, (i) assessment of the competence of staff of the Issuer to manage, operate and maintain the Projects, (ii) ability of the Projects to meet expected performance and the requirements of existing environmental permits, (iii) adequacy of maintenance budgets, procedures and practices, (iv) forecasted availability and output of the Projects, (v) an inspection of records provided for

the Projects, (vi) a review of background information on each Project, including information related to the physical condition, operational and maintenance data on the gas collection well fields, operational data on the power generating stations and information relating to blower/flare station performance of the Projects, (vii) the preparation of a landfill gas model to determine the amount of gas flows to be collected at each Project in the future, (viii) a general review of the environmental permits relating to each of the Projects and (ix) a review of copies of the Power Purchase Agreements and Gas Purchase Agreements related to each Project.

"**Institutional Investor**" means (i) any original purchaser of a Note, (ii) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (iii) any bank, trust company, savings and loan association or other financial institution, any pension plan, any registered investment company, any insurance company, any registered broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"**Intellectual Property**" means all patents, trademarks, trade names, service marks and copyrights, and all applications therefore and licenses thereof, of any Loan Party or any Subsidiary.

"**Investment**" means, relative to any Person,

(a) any Loan or advance made by such Person to any other Person (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business);

(b) any Contingent Liability (other than a Contingent Liability incurred by a Loan Party with respect to the liabilities of any other Issuer) of such Person incurred in connection with Loans or advances described in paragraph (a); or

(c) any equity ownership or similar interest held by such Person in any other Person.

The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other Person) and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property.

"**Issuer**" is defined in the Introduction.

"**Lender**" means Countryside Canada Power Inc., and any successor thereto as a Lender hereunder or a holder of the Notes.

"**Lien**" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

"**Loan Documents**" means this Agreement, the Notes, the Security Documents, the Consents and any replacements therefor.

"**Loan Parties**" means, collectively, the Issuer and the Guarantors.

"**Make Whole Amount**" means, as of any date with respect to any Note, an amount equal to (i) the Discounted Value of the Remaining Scheduled Payments with respect to the

Prepaid Principal of such Note minus (ii) the amount of such Prepaid Principal; *provided that* the Make Whole Amount may in no event be less than zero.

"**Manchester (Dunbarton) Project**" means the Project identified as such in Schedule B.

"**Material**" means, with respect to any Loan Party or Project, material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of such Loan Party and its Subsidiaries taken as a whole or such Project.

"**Material Adverse Effect**" means a materially adverse effect on (i) the business assets, operations, properties or condition (financial or otherwise) of the Loan Parties, taken as a whole, (ii) the ability of the Loan Parties, taken as a whole, to perform their obligations under the Operative Documents, or (ii) the Lender's security interest in any material portion of the Collateral or the priority of such security interest.

"**Maturity Date**" shall mean April 8, 2019.

"**Monthly Payment Date**" is defined in Section 1.

"**Morris Project**" means the Project identified as such in Schedule B.

"**Mortgage Amendments**" means, collectively, (i) each Assignment and First Amendment to Open-End Mortgage, Assignment of Leases and Rents and Security Agreement, dated as of the date hereof, among each of Burlington, Cape May, Devonshire, Lafayette, Oceanside and Onondaga, JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as predecessor mortgagee, and the Lender, as successor mortgagee, (ii) each Deed of Appointment of Substitute Trustee, dated as of the date hereof, by JPMorgan Chase Bank, as trustee, and (iii) that certain Assignment and Second Amendment to Open-End Easement Deed of Trust, Assignment of Leases and Rents and Security Agreement, dated as of the date hereof, among Suffolk Energy Partners, L.P. or Suffolk Transmission and Resources, JPMorgan Chase Bank, as predecessor beneficiary, the Lender, as successor beneficiary, and Alexander Title Agency Incorporated, as trustee.

"**Multiemployer Plan**" means any Plan that is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

"**Net Cash Proceeds**" shall mean, with respect to any event, cash (including any cash received by way of deferred payment pursuant to a promissory note or otherwise, but payable only as and when received) received, on or after the date of occurrence of such event, by the Issuer or any Subsidiary from the occurrence of such event after (i) payment of all reasonable attorneys' fees and usual and customary underwriting commissions, closing costs and other reasonable expenses associated with the occurrence of such event, (ii) deduction of an amount to be reasonably reserved to pay all federal, state and local taxes that will become payable by such Issuer or Subsidiary as a result of such event, (iii) deduction of all deposits, escrow amounts, or other reserves required to be maintained by the Issuer or any Subsidiary in connection with any event that is an asset disposition or an incurrence of Indebtedness until released to the Issuer or applicable Subsidiary, (iv) deductions for the amount of any other Indebtedness (other than the Obligations) which is required to be repaid concurrently with or otherwise as a result of the occurrence of such event, and (v) with respect to any Special Event under Sections 6.2(a)(i) and (ii) and Section 6.2(b), deductions for the amount of proceeds used to rebuild, repair, replace or otherwise restore in any way all or any part of any Project solely to the extent permitted by the Loan Documents.

"**Net Income**" means, as applied to any Person for any period, the aggregate amount of net income of such Person, after taxes, for such period, as determined in accordance with U.S. GAAP.

"**Net Distributable Cash Flow**" of any Person for any period means all income received by such Person during such period, less (i) all expenses of such Person paid during such period, including but not limited to legal and accounting fees and disbursements, banking and investment banking fees, brokerage fees, and other internal and third party fees and costs, (ii) all amounts paid by such Person during such period pursuant to any requirement of the ICC, (iii) all amounts paid by such Person during such period pursuant to the Yesco Note and the AJG Subordinated Loan, (iv) federal, state and local taxes paid by such Person during such period and an amount to be reasonably reserved to pay all such taxes that will become payable by such Person, (v) in the event of a liquidation of such Person, all amounts paid by such Person during such period to liquidate all other financial and contractual liabilities and wind up the affairs of such Person, and (vi) a reasonable reserve for anticipated capital expenditures and working capital requirements.

"**NGA**" means the Natural Gas Act, as amended, and all rules and regulations promulgated thereunder.

"**Notes**" is defined in Article 1.

"**Obligations**" means the payment (whether at stated maturity, by acceleration or otherwise) and performance of (i) the Notes and the other obligations of the Issuer under the Loan Documents, including (A) all principal of and interest (including any interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Issuer, whether or not such interest constitutes an allowable claim) on any Note issued pursuant to this Agreement and (B) all other amounts payable and all obligations to be performed by the Issuer under this Agreement or any other Loan Document and (ii) any renewals or extensions of any of the foregoing.

"**Oceanside Project**" means the Project identified as such in Schedule B.

"**Onondaga Project**" means the Project identified as such in Schedule B.

"**Operating Budget**" means the annual budget setting forth, on a consolidated basis for all of the USEB Operating Assets and on a month-by-month basis for the applicable calendar year, the total projected Operating Expenses expected to be incurred during such month with respect to all of the Loan Parties.

"**Operating Expenses**" has the meaning ascribed thereto in each Amended Security Agreement.

"**Operative Documents**" means, collectively, the Project Documents and the Loan Documents.

"**Ordinary Course of Business**" shall mean, with respect to any action taken by any Loan Party or any Subsidiary of any Loan Party, that such action is taken in the normal course of any operational, maintenance, asset management or other business activity conducted by entities in the same industry as such Loan Party or Subsidiary and in accordance with Prudent Engineering and Operating Practices, including, without limitation, any natural gas, steam, thermal energy and fuel purchase or sale transactions.

"**Organic Document**" means, relative to any Loan Party, as applicable, its founding act, charter, articles of incorporation and by-laws, memorandum and articles of association, certificate of partnership, partnership agreement, operating agreement, limited liability company agreement, or similar instrument, and voting trusts and similar arrangements applicable to any of its authorized shares of capital stock or any partnership or membership interests.

"**Other Guarantors**" means, collectively, Avon, Barre, Brickyard, Burlington, Cape May, Devonshire, Dixon, Dunbarton, IEGP, IEGP II, Lafayette, Oceanside, Onondaga, Power (Suffolk), Resources, Riverside, Roxanna, Streator, Suffolk, Suffolk Transmission, Taylor, Tucson, Upper Rock, ZFC, Tactics, ZIE and ZFC Energy.

"**PBGC**" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

"**Pension Plan**" means a "pension plan", as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA, and to which the Loan Parties or any corporation, trade or business that is, along with the Loan Parties, an ERISA Affiliate, may have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

"**Permit**" means any action, approval, consent, waiver, exemption, variance, franchise, order, permit, authorization, right or license of or from a Governmental Authority, including any modification or renewal of the foregoing.

"**Permitted Liens**" means (i) Liens for taxes not yet subject to penalties for non-payment and Liens for taxes the payment of which is being contested as permitted by Section 7.5, (ii) Liens resulting from any money judgments, writs or warrants of attachment to the extent such Liens do not constitute Events of Default, (iii) Liens securing the Obligations, (iv) pledges or deposits required by worker's compensation laws, unemployment insurance laws, social security laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness), or leases (other than the leases for the SPSA I (Genco) Project and the SPSA II (Transco) Project) or deposits to secure public or statutory obligations and/or deposits of cash to secure surety, appeal, performance or other similar bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, (v) Liens imposed by law, including carriers', warehousemen's, materialmen's and mechanics' Liens that are incurred in the Ordinary Course of Business for sums not more than thirty (30) days delinquent or that are being contested in good faith (*provided*, that a statutory bond, reserve or other appropriate provision shall have been made therefor and the Issuer and Project incurring such Lien are in compliance with all provisions of the Project Documents to which they are parties), (vi) purchase money Liens of a vendor of equipment (or its lender or financier and their successors, assigns and/or replacements) whether or not such equipment is to be included in any Project (which Liens will be extinguished upon completion of permanent financing for such Project or upon payment in full in accordance with the delivery terms of such equipment) and Liens arising from capital leases of vehicles and office, testing and construction equipment existing on the Closing Date as set forth on Schedule 3.16(b) and with respect to any of such equipment or vehicles that are newly acquired, which Liens shall not exceed $2,000,000 in the aggregate, (vii) rights of other parties under the Project Documents existing as of the Closing Date, or as acceptable to the Lender in its sole discretion, if

hereafter coming into existence, (viii) Liens that have been subordinated (on terms satisfactory to the Lender) to the security interests created under the Security Documents, (ix) Liens securing the obligations of the Issuer under the foreign exchange hedging arrangements required pursuant to Section 7.17 and (x) Liens existing as of the date hereof and securing Indebtedness disclosed on Part A of Schedule 3.16(a).

"**Person**" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"**Plan**" means an "employee benefit plan" (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by any Loan Party or any ERISA Affiliate thereof or with respect to which such Loan Party or any ERISA Affiliate thereof may have any liability.

"**Power Purchase Agreement**" means each agreement pursuant to which a Project Owner (i) refines, transmits and sells landfill gas (in the case of the Cape May Project, the Springfield Project, the SPSA II (Transco) Project and the Tucson Project), or (ii) generates and sells electricity (in the case of all other Projects).

"**Prepaid Principal**" means, as applicable, with respect to any Note, the principal of such Note that is to be prepaid.

"**Prepayment Date**" means, with respect to the Prepaid Principal of any Note, the date on which such Prepaid Principal is to be prepaid pursuant to Section 6.5(b).

"**Principal Debt**" means, with respect to any Note as of any date, the sum of outstanding principal balance of such Note as of such date.

"**Pro Forma Projections**" means the pro forma cash flow projections of the USEB Operating Assets set forth in Exhibit F, as updated, in accordance with Section 5.1(d).

"**Project or Projects**" means the 122nd Street (Avon) Project, the Amity (Taylor) Project, the Barre Project, the Brickyard Project, the Brookhaven Project, the Burlington Project, the Cape May Project, the Countryside Project, the Dixon/Lee Project, the Dolton (Devonshire) Project, the Hamms (Lafayette) Project, the Manchester (Dunbarton) Project, the Morris Project, the Oceanside Project, the Onondaga Project, the Roxanna Project, the SPSA I (Genco) Project, the SPSA II (Transco) Project, the Streator Project, the Tucson Project, the Upper Rock Project and the Willow Ranch (Riverside) Project.

"**Project Documents**" means all Material agreements, instruments and documents now existing or hereafter entered into relating to the construction, acquisition, installation, maintenance or operation of, the sale or other disposition of any product produced or service provided by, the supply of fuel or any other material product or service to, or the removal of any waste product from, a Project.

"**Project Land**" means (i) with respect to the Projects owned by the Mortgagors, the real property described in each applicable Amended Mortgage and (ii) with respect to the other Projects, the land on which the Project (including any transmission facilities owned by any Loan Party) is located.

"**Project Owners**" is defined in the first paragraph of this Agreement.

"**Prudent Engineering and Operating Practices**" means, with respect to each Project, the practices, methods and acts engaged in or approved by the electric utility industry that, at a particular time for electrical generating facilities of similar design and construction as the Project, in the exercise of reasonable judgment at the time a decision was made, would have been expected to accomplish the desired result in a timely manner consistent with law, regulation, reliability, safety, environmental protection and economy.

"**PUHCA**" means the Public Utility Holding Company Act of 1935, as amended, and all rules and regulations promulgated thereunder.

"**PURPA**" means the Public Utility Regulatory Policies Act of 1978, as amended, and all rules and regulations promulgated thereunder.

"**Qualifying Facility**" shall have the same meaning as the term "qualifying facility" in Part 292 of FERC's regulations under PURPA.

"**Reinvestment Yield**" means, with respect to the Prepaid Principal of any Note, 0.50% over the yield to maturity implied by the "*Government of Canada Yield*", which as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount. For the purposes of this definition, "Reference Dealer" means any investment dealer selected by the Issuer from among the ten members in good standing of the Investment Dealers Association of Canada who, at the time of selection, have the largest net free capital according to their most recent audited financial statements or, if no such dealer exists, any nationally recognized Canadian investment dealer selected by the Issuer and, in the opinion of the Lender, qualified to make the determination for which it was so selected.

"**Releases**" means any "release" or "threatened release" as such terms are defined in CERCLA.

"**Remaining Average Life**" means, with respect to any Prepaid Principal, the number of years (calculated to the nearest one-twelfth of a year) obtained by dividing (i) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Prepaid Principal by (b) the number of years (calculated to the nearest one-twelfth of a year) that will elapse between the Prepayment Date with respect to such Prepaid Principal and the scheduled due date of such Remaining Scheduled Payment by (ii) such Prepaid Principal.

"**Remaining Scheduled Payments**" means, with respect to the Prepaid Principal of any Note, all payments of such Prepaid Principal and interest thereon that would be due after the Prepayment Date if no payment of such Prepaid Principal were made prior to its scheduled due date; *provided, that* if such Prepayment Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Prepayment Date and required to be paid on such Prepayment Date pursuant to Section 6.5(b).

"**Reportable Event**" means a reportable event described in Section 4043(b) of ERISA or the regulations promulgated thereunder.

"**Responsible Officer**" means, with respect to any Loan Party, any Senior Financial Officer and any other officer of such Loan Party with responsibility for the administration of the relevant portion of this Agreement, in its capacity as such.

"**Roxanna Project**" means the Project identified as such in Schedule B.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time.

"**Security Agreement Amendment**" is defined in Section 1.

"**Security Agreement Amendments**" is defined in Section 1.

"**Security Documents**" means the Amended Security Agreements, the Security Agreement Amendments, the Amended AJG Security Agreement, the AJG Security Agreement Amendment, the Amended Mortgages, the Mortgage Amendments and any replacements therefor.

"**Senior Financial Officer**" means, with respect to any Loan Party, the chief financial officer or principal accounting officer of such Loan Party.

"**Series A Notes**" is defined in Section 1.

"**Series B Notes**" is defined in Section 1.

"**Special Event**" is defined in Section 6.2.

"**SPSA I (Genco) Project**" means the Project identified as such in Schedule B.

"**SPSA II (Transco) Project**" means the Project identified as such in Schedule B.

"**Streator Project**" means the Project identified as such in Schedule B.

"**Subordinated Indebtedness**" means the AJG Subordinated Loan and Yesco Note.

"**Subordination Agreements**" means those certain Subordination Agreements, dated as of the date hereof, by and between the Lender and each respective lender under the Subordinated Indebtedness substantially in the form of Exhibit G.

"**Subsidiary**" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership, limited liability company or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of a Loan Party.

"**Swap Agreement**" means any commodity swap, cap, floor, collar, forward agreement, futures contract, commodity or other hedging or derivative contract.

"**Total Debt**" is defined as all cash pay, fixed or variable interest-bearing debt, including but not limited, to (i) (A) short term debt, (B) long term debt including the current portion, (C) capital leases and (D) all other Contingent Liabilities over $1,000,000 but excluding (ii)

(A) Illinois Reimbursement Obligations, (B) the YESCO Note and (C) the AJG Subordinated Loan.

"**Trust Units**" shall mean the trust units issued by the Fund.

"**Tucson Project**" means the Project identified as such in Schedule B.

"**UCC**" means the Uniform Commercial Code as from time to time in effect in the State of New York or, in the case of perfection of a security interest in a state other than the State of New York, the Uniform Commercial Code as from time to time in effect in each such other State.

"**Upper Rock Project**" means the Project identified as such in Schedule B.

"**USEB Operating Assets**" means the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries.

"**Willow Ranch (Riverside) Project**" means the Project identified as such in Schedule B.

"**YESCO Note**" means that certain Secured Promissory Note, dated March 30, 2001, in the amount of $4,700,000, made by BMC, Brookhaven, Countryside, Morris, Countryside Landfill Gasco, L.L.C. and Morris Gasco, L.L.C. in favor of Yankee Energy Services Company.

CONFORMED COPY

ROYALTY AGREEMENT

This Royalty Agreement, dated as of April 8, 2004, is made by US Energy Biogas Corporation, a Delaware corporation (***"USEB"***), Countryside Canada Power Inc., a Canadian corporation (***"Holder"***), U.S. Energy Systems, Inc., a Delaware corporation, and Cinergy Energy Solutions Inc., a Delaware corporation.

PRELIMINARY STATEMENT:

WHEREAS, Holder and USEB desire to enter into an arrangement whereby Holder will make a payment to USEB in exchange for an economic participation in the distributable cash flow of USEB, and a right in certain circumstances to exchange such economic participation for non-voting USEB Stock,

THEREFORE, for good and valuable consideration, as described below, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

SECTION 1. Definitions.

"Acquisition Agreement" means that certain agreement to be entered into between the Fund, Countryside Canada Acquisition Inc., an Ontario corporation, and U.S. Energy Systems, Inc., a Delaware corporation, dated of even date herewith.

"AJG Note" means that certain purchase money note issued by AJG Financial Services Inc. to Resources Generating Systems, Inc. dated as of April 8, 2004.

"AJG Subordinated Note" means that certain Amended and Restated Subordinated Note issued by USEB to AJG Financial Services Inc. dated October 15, 2003.

"Agreement" means this Royalty Agreement dated as of April 8, 2004, including all Schedules and Attachments hereto.

"Capital Event" means the liquidation of the USEB Operating Assets, the sale of all or substantially all of the USEB Operating Assets, or the refinancing of the USEB Loans.

"Capital Distribution Cap" means the greatest amount of money such that 500% (five hundred percent) of such amount is, at the time such amount is distributed to Holder pursuant to the provisions of Section 7c(i) hereof, concurrently distributed to USEB Shareholders with respect to their USEB Stock.

"Certificate of Incorporation" means that certain 2nd Amended and Restated Certificate of Incorporation of U.S. Energy Biogas Corp. substantially in the form attached hereto as Schedule 5 hereto.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Conversion" means the exchange by Holder of the Royalty Interest for the Equity Interest in accordance with the provisions of this Agreement.

"Conversion Effective Date" means the date on which the Conversion becomes effective for purposes of this Agreement, which shall occur as of the first day on or after the Conversion Eligibility Date on which: (i) Holder has given Notice of election to exchange the Royalty Interest for the Equity Interest; (ii) Holder, USEB, and the Illinois Projects, as applicable, have received all third party consents and final, non-appealable approvals from government authorities as are required for such Conversion in the opinion of counsel to USEB, including but not limited to any ICC approval necessary to authorize a change of ownership of the Illinois Projects while maintaining their QSWEF status; (iii) USEB has filed the Certificate of Incorporation, and (iv) Holder has executed the Shareholder Agreement.

"Conversion Eligibility Date" means the earlier to occur of the date on which payment or prepayment of the USEB Loans is made in full and the 20th (twentieth) anniversary of the date of this Agreement.

"Distribution Cap" means the greatest amount of money such that at least 104.09% (one hundred four and nine one-hundredths percent) of such amount is at the time such amount is distributed with respect to the Royalty Interest, concurrently distributed to USEB Shareholders with respect to their USEB Stock which is neither (i) nonvoting stock which is limited and preferred as to dividends, nor (ii) "excluded stock" within the meaning of Code Section 1563(c).

"Dividend Distribution Requirement" means the requirement under Section 4 to make concurrent distributions to USEB Shareholders.

"Equity Interest" means non-voting USEB Stock to be issued by USEB upon the Conversion, conveying rights to the holder(s) thereof in the aggregate to 49% (forty-nine per cent) of any distribution authorized by the Board of Directors of USEB from time to time to be paid to USEB Shareholders with respect to USEB Stock. For purposes of the preceding sentence, "USEB Stock" does not include stock which is (i) nonvoting stock which is limited and preferred as to dividends, or (ii) "excluded stock" within the meaning of Code Section 1563(c).

"Excluded Assets" means those certain assets of USEB identified in Schedule 1 attached hereto.

"Fiscal Quarter" means the three calendar months commencing on January 1, April 1, July 1, and October 1 each year.

"Fund" means Countryside Power Income Fund, an unincorporated, open-ended, limited purpose trust formed under the laws of the Province of Ontario, Canada.

"GAAP" means United States generally accepted accounting principles, consistently applied.

"Gasco Notes" means those certain notes of indebtedness identified in Schedule 2 attached hereto.

"Gross Up Amount" shall have the meaning ascribed to such term in Section 9 hereof.

"Growth Capital Expenditures" means cash invested to expand the capacity or production of USEB Operating Assets.

"Holder" means Countryside Canada Power Inc., a Canadian corporation which is a wholly-owned subsidiary of the Fund.

"ICC" means the Illinois Commerce Commission, an official agency of the State of Illinois.

"Illinois Projects" means those certain landfill gas recovery and power projects identified in Schedule 3 attached hereto.

"Improvement Agreement" means that certain non-binding agreement entered into as of April 8, 2004 between USEB and the Fund, describing an intent to provide the Fund with a right of first offer to invest in two project expansion projects and two greenfield development projects.

"Net Residual Proceeds" means the sum of the gross cash and other proceeds generated by a Capital Event and the amounts held in the Reimbursement Accounts as of the date of such Capital Event, less: (i) all expenses of or allocable to the USEB Operating Assets incurred in connection with the Capital Event, including but not limited to legal and accounting fees and disbursements, banking and investment banking fees, brokerage fees, and other internal and third party fees and costs related to the Capital Event and of or allocable to the USEB Operating Assets; (ii) all amounts required to pay the USEB Loans in full; (iii) Rate Incentive Reimbursement amounts and all other amounts due or reserved for future payments to the Illinois Public Utility Fund, the Illinois General Revenue Fund or State of Illinois governmental entity in respect of the Illinois Projects; (iv) all amounts required to pay the YESCO Note and the AJG Subordinated Note in full; (v) federal, state and local taxes due and owing and an amount to be reasonably reserved to pay all such taxes which will become payable by the USEB Operating Assets; (vi) all amounts required to liquidate all other financial and contractual liabilities and wind up the affairs of the USEB Operating Assets; (vii) all dividends of USEB and Royalty Payments which are declared and unpaid as of the date of the Capital Event; (viii) a stipulated amount of $30,000,000 (thirty million U.S. Dollars) representing the book value of the investment of USEB Shareholders in USEB Operating Assets including minority interests, but excluding the Royalty Interest, determined in accordance with GAAP as of the date of the Offering, (ix) a stipulated amount of $6,000,000.00 (six million U.S. Dollars) representing the book value of the Royalty Interest at the time of the Offering; *provided that* neither the USEB Reserve nor distributions therefrom shall be taken into account for purposes of determining Net Residual Proceeds, *and provided further that* for purposes of this definition, Net Residual Proceeds shall not be less than zero. For purposes hereof, non-cash proceeds shall be valued as follows: (i) publicly traded securities shall be valued at the average of their closing prices (as reported by the stock exchange upon which such securities had the highest daily volume) for the five trading days prior to the closing of the Capital Event, and (ii) any other non-cash proceeds

shall be valued at their fair market value reasonably determined in good faith by USEB and Holder; *provided that* in the event Holder and USEB fail to agree upon the fair market value of such proceeds, either party may by Notice to the other, submit the question for final determination by an accounting firm of greater than 250 professionals accredited as such in the United States, that is unaffiliated with either party or their parent or subsidiary companies, and that is not currently under contract with or subject to a proposal for services to either party, their parent or subsidiary companies; *and provided further that* the determination of fair market value by such accounting firm shall be binding on both parties and not subject to judicial appeal, and that the costs and fees charged by such accounting firm shall be for the account of USEB and shall further reduce Net Residual Proceeds.

"Notice" means the communication described below in Section 13.

"Offering" means the distribution of trust units of the Fund, which distribution is made pursuant to an initial public offering on April 8, 2004.

"QSWEF" means a Qualifying Solid Waste Energy Facility as determined by the ICC.

"Rate Incentive Reimbursement" means the repayment of amounts received by USEB Operating Assets under a certain QSWEF rate incentive program established by the law of the State of Illinois.

"Reimbursement Accounts" means those certain accounts required by the ICC to be maintained to fund the Rate Incentive Reimbursement.

"Reimbursement Account Deposits" means those deposits and reinvestments of interest and earnings in the Reimbursement Accounts required by the provisions of the USEB Loan Agreement.

"Royalty Distribution" means any Royalty Payment and any other payment by USEB to Holder with respect to the Royalty Interest, including without limitation the payments described in Section 7c below.

"Royalty Interest" means the right of Holder established by the terms and conditions of this Agreement to receive: (i) from the date hereof until the Conversion Eligibility Date, the lesser of (a) the sum of 7% (seven per cent) of the USEB Distributable Cash Flow and 1.8% (one and eight-tenths of one per cent) of the USEB Revenues, and (b) the Distribution Cap; and (ii) on and after the Conversion Eligibility Date, the lesser of (x) 49% (forty-nine per cent) of USEB Distributable Cash Flow and (y) the Distribution Cap; *provided that* the Royalty Interest shall be determined in respect of each Fiscal Quarter or portion thereof, as the case may be, and shall be limited in any event to an amount of money equal to the USEB Distributable Cash Flow, if any, during such period.

"Royalty Payment" means the sum of (i) any payment by USEB with respect to the Royalty Interest to Holder in accordance with the provisions of this Agreement, including without limitation any payment under Section 7 or Section 9 hereof, but not including the return of the $6,000,000.00 (six million U.S. Dollars) in consideration paid by Holder, pursuant to a Capital Event as provided in Section 7 (c) hereof, plus (ii) any applicable Gross Up Amount.

"Shareholder Agreement" means an agreement among the USEB Shareholders substantially in the form attached hereto as Schedule 4 hereto.

"Transfer" shall have the meaning described in Section 10 hereof.

"USEB" means US Energy Biogas Corporation, a Delaware corporation.

"USEB Distributable Cash Flow" means with respect to any period of time, USEB Revenues less: (i) Reimbursement Account Deposits of cash during such period; (ii) actual cash payments and distributions of every kind made by USEB Operating Assets during such period (other than payments or distributions to other USEB Operating Assets or to Excluded Assets), such payments to include without limitation expenses, salaries, fees, rent, overhead not to exceed $1,400,000.00 (one million four hundred thousand U.S. Dollars) per annum, taxes, capital expense, and, if 100% (one hundred percent) of the revenues of Illinois Electrical Generation Partners II, L.P., a Delaware limited partnership ("IEGP II") are included in USEB Revenues, distributions to AJG Financial Services in respect of its interests in IEGP II, but to exclude payments to USEB Shareholders in respect of services rendered, and (iii) cash payments of principal and interest, funding of reserve requirements in cash, including but not limited to the USEB Reserve, and other cash payments and reimbursements during such period as required by the USEB Loan Agreement and the YESCO Note; *provided that* USEB Distributable Cash Flow shall not be reduced by Growth Capital Expenditures during such period.

"USEB Loan(s)" means two certain loans from Holder to USEB dated of even date with the Offering, under which USEB will provide a first lien on all of the USEB Operating Assets as security, the direct and indirect subsidiaries of USEB will guarantee the USEB Loans jointly and severally, and such subsidiaries will provide a first lien on all of their respective assets as security for their guarantees.

"USEB Loan Agreement" means that certain Loan Agreement evidencing the USEB Loans, the collateral security agreements pertaining thereto, and certain other agreements ancillary thereto, all dated as of the date of the Offering.

"USEB Operating Assets" means the assets, liabilities and capitalization of USEB and its predecessor company and their subsidiaries, excluding the equity and assets and liabilities of the Excluded Assets.

"USEB Reserve" means amounts held in that certain debt service cash reserve account required by the terms of the USEB Loan Agreement to be funded with an initial contribution of USD$2,000,000.00 (two million U.S. Dollars) and thereafter increased and maintained by USEB.

"USEB Revenues" means, with respect to any period of time, the aggregate consolidated gross revenues received by the USEB Operating Assets during such period, including but not limited to: (i) interest on and other earnings from investment of the Reimbursement Accounts from time to time, to the extent such interest and earnings are not required by the USEB Loan Agreement to be reinvested in the Reimbursement Accounts and are reasonably determined by USEB to be in excess of the amounts required to provide for the Rate Incentive Reimbursement; (ii) interest on and other earnings from investment of the USEB Reserve; (iii) repayments of

principal or payments of interest actually received during such period under any of the Gasco Notes; (iv) fees and other payments received from services rendered and sales made to persons or entities other than to the USEB Operating Assets; (v) amounts received under the QSWEF rate incentive program which have not otherwise been included in gross revenues, and (vi) repayments of principal or payments of interest which are actually received by USEB during such period pursuant to the AJG Note; *provided that* cash or other proceeds generated by a Capital Event shall not be taken into account in determining USEB Revenues. For purposes of this definition, in order to eliminate multiple counting of revenues, aggregate consolidated gross revenues shall be determined in a manner that does not take into account amounts of any nature transferred among USEB Operating Assets.

"USEB Shareholders" means all of the owners of USEB Stock.

"USEB Stock" means all of the voting and nonvoting stock authorized and issued by USEB from time to time, which, for greater certainty, shall exclude the Royalty Interest.

"YESCO Note" means that certain $4,700,000 Secured Promissory Note, dated March 30, 2001, by BMC Energy LLC, Brookhaven Energy, LLC, Countryside Genco, L.L.C., Countryside Landfill Gasco, L.L.C., Morris Genco, L.L.C. and Morris Gasco, L.L.C., each a Delaware limited liability company, in favor of Yankee Energy Services Company, as amended.

SECTION 2. Grant of Royalty Interest. In consideration of a cash payment by Holder to USEB in the amount of USD $6,000,000.00 (six million U.S. Dollars), and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, USEB hereby grants to Holder the Royalty Interest, subject to the terms and conditions of this Agreement.

SECTION 3. Royalty Payments. Subject to the following Section 4, Royalty Payments shall be paid within 45 (forty-five) days following the last day of each Fiscal Quarter, including the Fiscal Quarter in which the Conversion Effective Date or a Capital Event may occur, and USEB shall provide with each such payment a detailed statement of calculations supporting the determination of the Royalty Payment.

SECTION 4. Dividend Distribution Requirement. Notwithstanding anything else in this Agreement, no Royalty Distribution may be made unless, at the time of such Royalty Distribution, an amount equal to or greater than 104.09% (one hundred four and nine one hundredths percent) of the amount of the Royalty Distribution is concurrently distributed to USEB Shareholders with respect to their USEB Stock which is neither (i) nonvoting stock which is limited and preferred as to dividends, nor (ii) "excluded stock" within the meaning of Code Section 1563(c). In the event that a Royalty Distribution or any portion thereof is not timely paid or a Royalty Distribution or any portion thereof would have been payable but was not paid because USEB has not paid dividends to USEB Shareholders for any reason (including (i) compliance with dividend distribution restrictions provisions of the USEB Loans or the YESCO Note, (ii) restriction imposed by law, statute, rule or regulation, or (iii) other good business reason (each of (i) through (iii) a "Dividend Payment Restriction")), then such unpaid amounts shall accrue for the account of Holder and be reserved by USEB, and, (A) in the case in which

failure to pay the dividends was due to a Dividend Payment Restriction, USEB shall pay such previously restricted dividends and the corresponding accrued and unpaid Royalty Distributions as soon as practicable after such Dividend Payment Restriction no longer remains operative, until all accrued and unpaid Royalty Distributions have been paid in full, and (B) in all other cases, USEB shall pay such dividends and the corresponding accrued and unpaid Royalty Distributions as soon as practicable, until all accrued and unpaid Royalty Distributions have been paid in full. For greater certainty, Holder shall in no event be entitled to receive any such unpaid, accrued or reserved amounts except in compliance with the first sentence of this Section 4.

SECTION 5. ***Term.*** The Term of this Agreement and the Royalty Interest conveyed hereunder shall commence upon the date first appearing above, and shall terminate upon the earlier to occur of (i) the payment of all amounts due to Holder pursuant to the provisions of this Agreement following the occurrence of a Capital Event other than a refinancing of the USEB Note, and (ii) the Conversion Effective Date; *provided that* Holder's rights under this Agreement to receive Royalty Payments which have accrued during the Term hereof shall survive such termination until the date on which the final Royalty Payment due or accrued to Holder have been paid.

SECTION 6. ***Conversion.*** Holder shall have the right to convert all but not less than all of its rights in and to the Royalty Interest into the Equity Interest, and shall have the right to own the Equity Interest, subject to the following provisions of this Section 6:

> ***a.*** Holder shall have the right at its sole discretion to convert all but not less than all of its rights in and to the Royalty Interest at any time on or after the Conversion Eligibility Date.
>
> ***b.*** Holder shall exercise the right to convert the Royalty Interest to the Equity Interest by: (i) giving Notice of such exercise to USEB as provided below, and (ii) executing the Shareholder Agreement.
>
> ***c.*** Holder shall own the Equity Interest as of the Conversion Effective Date, at which time the Royalty Interest shall expire and terminate, whether this Agreement has terminated or not.
>
> ***d.*** Upon Notice from Holder of election to exercise its right to Conversion, USEB shall use its reasonable best efforts, and Holder shall use its reasonable best efforts to cooperate with USEB, to obtain all third party consents and approvals of government authorities required to effect the Conversion in the opinion of counsel to USEB, including but not limited to any ICC approval necessary to authorize a change of ownership of the Illinois Projects while maintaining their QSWEF status.
>
> ***e.*** Upon Notice from Holder of election to exercise its right to Conversion, U.S. Energy Systems, Inc. and Cinergy Energy Solutions Inc. shall execute the Shareholder Agreement and USEB shall file the Certificate of Incorporation.
>
> ***f.*** USEB shall calculate the Royalty Interest up to and including the Conversion Effective Date and shall make the final Royalty Payment not later than 45 days following the end of the Fiscal Quarter in which the Conversion Effective Date occurs, subject to the provisions of Section 4 above.

g. USEB shall authorize and issue to Holder upon the Conversion Effective Date, one or more fully executed certificates evidencing, in the aggregate, ownership of the Equity Interest.

h. For greater certainty, any Royalty Payment occurring as of or after the Conversion Effective Date shall be subject to the Dividend Distribution Requirement, provided that Holder shall not be treated as a USEB Shareholder for such purposes.

i. Prior to the Conversion Effective Date, subject to the provisions of the USEB Loans, USEB shall have the right to distribute any or all of the USEB Reserve to the USEB Shareholders without the consent of Holder.

j. Conversion of the Royalty Interest to the Equity Interest shall be further subject to and conditioned upon full compliance with the following conditions:

> ***(i)*** The Conversion will not result in USEB being subject to the registration and reporting requirements of the Investment Company Act of 1940, as amended.
>
> ***(ii)*** The Conversion shall not cause USEB to become a "holding company" or a "public utility company" or an "affiliate" of a "public utility company" as such terms are defined by the Public Utility Holding Company Act of 1935.
>
> ***(iii)*** The Conversion will not result in USEB or any USEB Shareholder being subject to any additional material regulatory burdens or adverse tax treatment.
>
> ***(iv)*** The Conversion shall not cause USEB or its subsidiaries to become subject to the Federal Power Act or Natural Gas Act or regulation as a "public utility", a "local distribution company", an "electric load serving entity" or a similar entity under the law of any state except to the extent that, at the time of the Conversion, USEB or any subsidiary thereof is already subject to regulation thereunder.
>
> ***(v)*** The Conversion shall not cause any "Qualifying Facility" within the meaning of the Public Utility Regulatory Policies Act of 1978 and 18 C.F.R. Part 292 in which USEB or its subsidiaries hold an equity interest to lose its status as such or have any material adverse effect on the federal, state or local regulatory status of any project owned or operated by USEB or its subsidiaries.

SECTION 7. Capital Event.

a. USEB shall give Holder prior Notice as soon as practicable of any potential Capital Event, in sufficient detail that Holder may have a reasonable opportunity to evaluate and at its discretion exercise its rights to Conversion prior to such Capital Event.

b. Upon the occurrence of a Capital Event when Conversion has not occurred, the Royalty Interest shall be determined through the date of the Capital Event and the appropriate Royalty Payment, if any, shall be made.

c. Upon the occurrence of a Capital Event when Conversion has not occurred on or prior to such Capital Event, in addition to and not in lieu of any Royalty Payment due, USEB shall pay to Holder the aggregate of (i): the lesser of (A) the Capital Distribution Cap, and (B) $6,000,000 (six million U.S. Dollars), and (ii) the lesser of (C) the Distribution Cap, and (D) an amount of money equal to 49% (forty-nine per cent) of the Net Residual Proceeds, if any.

SECTION 8. Dividends. USEB shall at all times take such actions and cause such actions to be taken, as the case may be, for USEB: (i) to authorize, declare and pay dividends which will maximize the Distribution Cap and the Capital Distribution Cap for purposes of determining the Royalty Interest and the Royalty Distributions pursuant to the terms of this Agreement and permit the payment in full of any Royalty Distribution when such Royalty Distribution is first due, and (ii) to pay to Holder its share of the Net Residual Proceeds as provided by this Agreement, *provided* that such obligation to take and cause such actions shall be subject in each case to applicable law and the terms of the USEB Loan Agreement, the YESCO Note, and the AJG Subordinated Note.

SECTION 9. Reimbursement of Withholding Tax. In addition to any other payments due and payable to Holder under this Agreement, USEB shall make Holder whole for any U.S. withholding taxes that are imposed on Holder with respect to any Royalty Distribution, as follows: USEB shall be responsible for the payment of United States federal and state withholding taxes with respect to Royalty Distributions, and shall add to each Royalty Distribution such amount as is necessary to put Holder in the same position it would have been in if no such withholding taxes were imposed on such Royalty Distribution ("Gross Up Amount").

SECTION 10. Assignment and Transfer.

a. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

b. USEB may not assign, assign as collateral, or Transfer (as defined below) any of its rights or obligations under this Agreement without the prior written consent of Holder, which consent shall not unreasonably be withheld. Except to the extent expressly restricted by this Section 10, Holder may freely assign, assign as collateral, or Transfer its rights and obligations under this Agreement. Each party shall use its commercially reasonable best efforts to assist and cooperate with the other parties in any manner reasonably requested to effect the assignment, collateral assignment or Transfer of rights and obligations under this Agreement, subject to the provisions of this Section 10. In the case of a permitted assignment hereunder (other than a permitted collateral assignment), the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as would assignor hereunder. In the case of any collateral assignment permitted under this Agreement, assignor's obligations under this Agreement shall remain unchanged and assignor shall remain solely responsible to the other parties hereto for the performance of such obligations, and the other parties may continue to deal directly with assignor. Without the prior written consent of USEB, Holder shall not

assign, assign as collateral, or Transfer less than all of Holder's rights and obligations under this Agreement.

c. Notwithstanding any other provision of this Agreement, without the prior written consent of USEB, U.S. Energy Systems, Inc. and Cinergy Energy Solutions Inc., no assignment, assignment as collateral, or Transfer (including participations), shall be permitted to any person or entity that is engaged or that has affiliates engaged in the business of developing, owning or operating landfill gas recovery systems or power generating or thermal energy production facilities fueled by landfill gas, or in the business of developing, owning or operating district thermal energy systems.

d. Except with respect to collateral assignments of Holder's rights and obligations under this Agreement which are not absolute assignments, the Royalty Interest shall not be sold, transferred, donated, given, assigned, or otherwise disposed of, whether voluntarily, by operation of law or otherwise (any of the foregoing acts with respect to rights and obligations under this Agreement including without limitation the Royalty Interest being referred to in this Section 10 as a "Transfer"), except subject to and conditioned upon full compliance by the transferor and transferee of such Royalty Interest with each of the following conditions:

> *(i)* Each transferee shall have executed an agreement in form and substance satisfactory to USEB, by which such transferee shall have agreed to become a party to and bound by the terms and conditions of this Agreement.
>
> *(ii)* No Transfer shall be made: (A) to a person or other entity who, in accordance with applicable law, lacks the capacity to own, or otherwise is prohibited from owning, such Royalty Interest by reason of minority, incompetence or otherwise; or (B) to a person or entity otherwise prohibited by applicable law from entering into such transaction or holding such Royalty Interest; or (C) which violates any other provision of this Agreement.
>
> *(iii)* The transferor and transferee shall have delivered to USEB such other agreements, instruments and other documents (including opinions of counsel reasonably satisfactory to USEB) as USEB shall request in order to demonstrate compliance of any such Transfer with the provisions of this Agreement and applicable law.
>
> *(iv)* The Transfer will not result in USEB being subject to the registration and reporting requirements of the Investment Company Act of 1940, as amended.
>
> *(v)* The Transfer shall not cause USEB to become a "holding company" or a "public utility company" or an "affiliate" of a "public utility company" as such terms are defined by the Public Utility Holding Company Act of 1935.
>
> *(vi)* The Transfer will not result in USEB or any USEB Shareholder being subject to any additional material regulatory burdens or adverse tax treatment.

(vii) The Transfer shall not cause USEB or its subsidiaries to become subject to the Federal Power Act or Natural Gas Act or regulation as a "public utility", a "local distribution company", an "electrical load serving entity" or a similar entity under the law of any state except to the extent that, at the time of the Transfer, USEB or any subsidiary thereof is already subject to regulation thereunder.

(viii) The Transfer shall not cause any "Qualifying Facility" within the meaning of the Public Utility Regulatory Policies Act of 1978 and 18 C.F.R. Part 292 in which USEB or its subsidiaries hold an equity interest to lose its status as such or have any material adverse effect on the federal, state or local regulatory status of any project owned or operated by USEB or its subsidiaries.

SECTION 11. Conditions of Effectiveness. This Agreement shall become effective as of the date first set forth above when each of the following conditions shall have been fulfilled:

a. Each of USEB, Holder, U.S. Energy Systems, Inc. and Cinergy Energy Solutions Inc. shall have executed and delivered to each other a counterpart of this Agreement;

b. USEB shall have delivered to Holder an opinion of counsel relating to the transactions contemplated by this Agreement in form and substance reasonably satisfactory to Holder;

c. Holder shall have delivered to USEB the consideration described in Section 2 hereof;

d. The representations and warranties set forth in Section 12 hereof shall be true and correct on and as of the date of effectiveness of this Agreement as though made on and as of such date; and

e. All of the transactions contemplated in the Acquisition Agreement shall have been completed.

SECTION 12. Representations, Warranties and Covenants.

a. USEB, U.S. Energy Systems, Inc. and Cinergy Energy Solutions Inc. individually and not jointly and severally represent and warrant that:

(i) Each of them is a corporation duly organized, validly existing and in good standing under the laws of the State of its respective incorporation and is duly qualified to do business and in good standing under each other jurisdiction in which it owns its properties or the conduct of its business requires such qualification.

(ii) Each of them has the corporate power and authority to own, license or lease the properties and assets it purports to own, license or lease and to conduct its business as now conducted and as presently proposed to be conducted and to execute, deliver and perform its obligations under this Agreement.

(iii) The execution and delivery by each of them of this Agreement and the performance of its respective obligations hereunder have been or will be, as the case may be, duly authorized and constitute or will constitute, as the case may be, valid obligations legally binding upon it and enforceable in accordance with the terms hereof, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles relating to or limiting creditors' rights generally. This Agreement has been executed and delivered by each of them.

(iv) The execution and delivery of this Agreement by each of them and the performance of its respective obligations hereunder do not, and will not, require any approval that has not been obtained, or the approval of any trustee or holder of any obligation or indebtedness of that has not been obtained, and do not, and will not, contravene any law, statute, rule or regulation, any governmental approval or authorization or its respective corporate governing documents, or constitute a default under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease or any other agreement or instrument to which it is a party or by which it or its properties may be bound or affected, or result in the creation of any lien upon any of its property.

b. Holder represents and warrants that:

(i) Holder is a corporation duly organized, validly existing and in good standing under the laws of Canada.

(ii) Holder has the corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(iii) The execution and delivery of this Agreement by Holder and the performance by Holder of its obligations hereunder have been or will be, as the case may be, duly authorized and constitute or will constitute, as the case may be, valid obligations of Holder legally binding upon it and enforceable in accordance with the terms of this Agreement, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles relating to or limiting creditors' rights generally. This Agreement has been executed and delivered by Holder.

(iv) The execution and delivery by Holder of this Agreement and the performance by Holder of its obligations hereunder do not, and will not, require any approval that has not been obtained, or the approval of any trustee or holder of any obligation or indebtedness of Holder that has not been obtained, and do not, and will not, contravene any law, statute, rule or regulation, any governmental approval or authorization, or Holder's corporate governing documents, or constitute a default under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease or any other agreement or instrument to which Holder is a party or by which Holder or its properties may be bound or affected.

(v) In connection with the execution of this Agreement, Holder is delivering to USEB a complete and valid Form W-8BEN.

c. Covenants.

(i) Other than the Royalty Interest and the right to acquire the Equity Interest as provided herein, Holder covenants not to acquire (until after the Conversion Effective Date) directly, indirectly, by operation of the constructive ownership rules of Code Section 318 as modified by Code Section 871(h)(3)(C), or through a person bearing a relationship to Holder described in Code Section 267, any equity interest or royalty interest or option, right of first refusal, right of first offer or similar right to acquire an equity interest or royalty interest in any of USEB, U.S. Energy Systems, Inc., or Cinergy Energy Solutions Inc., except as provided in the "Definitive Agreement" as that term is defined in the Improvement Agreement.

(ii) Holder and USEB agree to cooperate and to file or provide such forms, returns or other documentation as may at any time be required or appropriate to minimize the U.S. federal withholding tax applicable to any Royalty Payment or other transaction contemplated hereunder.

(iii) The parties hereto agree that except as required by a change in law or GAAP after the date hereof, they (and their respective direct and indirect subsidiaries) will not treat the Royalty Interest as debt for any purposes (including for accounting purposes).

(iv) No USEB Shareholder shall sell, transfer, donate, give, mortgage, pledge, hypothecate, or otherwise encumber or dispose of, whether voluntarily, by operation of law or otherwise (any of the foregoing acts being herein referred to as a "**Transfer**") any USEB Stock now or hereafter owned by such USEB Shareholder, except subject to and conditioned upon full compliance by the transferor and transferee with each of the following conditions:

(1) Each transferee shall have executed an agreement in form and substance satisfactory to Holder, by which such transferee shall have agreed to become a party to and bound by the terms and conditions of this Agreement.

(2) No Transfer shall be made: (A) to a person or other entity who, in accordance with applicable law, lacks the capacity to own, or otherwise is prohibited from owning, such USEB Stock by reason of minority, incompetence or otherwise; or (B) to a person or entity otherwise prohibited by applicable law from entering into such transaction or holding such USEB Stock; (C) to any person if, as a result of such Transfer, any USEB Stock would be "excluded stock" within the meaning of Code Section 1563(c), or (D) which violates any other provision of this Agreement.

(3) The transferor and transferee shall have delivered to Holder such other agreements, instruments and other documents (including opinions of counsel reasonably satisfactory to Holder) as Holder shall request in order to demonstrate compliance of any such Transfer with the provisions of this Agreement and applicable law.

(v) USEB shall not directly or indirectly solicit any proposals or enter into any agreements or arrangements of any kind with any person or entity, which proposals, agreements or arrangements, if given effect, would be inconsistent with the provisions of this Agreement or would frustrate its intent.

(vi) USEB will not authorize or issue any stock which is nonvoting and limited and preferred as to dividends, and will not issue any stock to a person if, in the hands of such person, such stock would be "excluded stock" within the meaning of Code Section 1563(c).

SECTION 13. Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by overnight courier service next day delivery, as follows:

a. If to USEB, at its address at One North Lexington Avenue 15th Floor, ATTN: President, Facsimile number (914) 993-6303.

b. If to Holder, at its address at 246 Waterloo Street, London, Ontario, N6B 2N4, ATTN: Nicole Archibald, Facsimile number (519) 435-0396, with a copy to Countryside U.S. Power Inc., c/o U.S. Energy Systems, Inc. at its address at One North Lexington Avenue 15th Floor, ATTN: President, Facsimile number (914) 993-6303..

c. If to U.S. Energy Systems, Inc., at its address at One North Lexington Avenue 15th Floor, ATTN: Goran Mornhed, President & COO, Facsimile number (914) 993-6303.

d. If to Cinergy Energy Solutions Inc., at its address at 139 East Fourth Street, 5 Atrium II EA502, Cincinnati, Ohio 45202, ATTN: President, Facsimile number (513) 419-5672 with a copy to Cinergy Corp., 139 East Fourth Street, 5 Atrium II EA503, Cincinnati, Ohio 45202, ATTN: General Counsel, Commercial Business Unit, Facsimile number (513) 419-6955.

e. As to each party hereto, at such other address as shall be designated by such party from time to time by Notice to the other parties hereto.

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by overnight courier service to such party as provided in this Section or in accordance with the latest unrevoked direction from such party given in accordance with this Section.

SECTION 14. Books and Records. USEB shall keep and maintain proper books and records of the transactions and payments under this Agreement, and shall permit the other parties hereto

access to review and make photocopies of such books and records during normal business hours on reasonable prior Notice.

SECTION 15. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

SECTION 16. Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of the New York.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

US Energy Biogas Corporation

By /s/ Richard J. Augustine
Name: Richard J. Augustine
Title: President

Countryside Canada Power Inc.

By /s/ Goran Mornhed
Name: Goran Mornhed
Title: Director

U.S. Energy Systems, Inc.

By /s/ Henry Schneider
Name: Henry Schneider
Title: Vice President

Cinergy Energy Solutions, Inc.

By /s/ Donald R. Snider
Name: Donald R. Snider
Title: President

Execution Copy

PURCHASE AND SALE AGREEMENT

BY AND AMONG

THE LIGHTYEAR FUND AIV, L.P.,

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.,

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

AND

D. MILNE ASSOCIATES, LLC,

AS SELLERS,

AND

COUNTRYSIDE US HOLDING CORP.,

AS BUYER

FOR THE SALE OF THE MEMBERSHIP INTERESTS OF LIGHTYEAR ROCKLAND PARTNERS LLC

DATED AS OF JUNE 29, 2005

TABLE OF CONTENTS

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS:

SCHEDULES:

DISCLOSURE SCHEDULE:

PURCHASE AND SALE AGREEMENT (this "*Agreement*"), dated as of June 29, 2005, by and among The Lightyear Fund AIV, L.P., a Delaware limited partnership ("*Lightyear Fund*"), Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership ("*Lightyear Co-Invest*"), Rockland Capital Energy Investments, LLC, a Delaware limited liability company ("*Rockland*"), and D. Milne Associates, LLC, a Delaware limited liability company ("*DMA*", and collectively together with Lightyear Fund, Lightyear Co-Invest and Rockland, the "*Sellers*"), and Countryside US Holding Corp., a Delaware corporation ("*Buyer*"). Sellers and Buyer are sometimes referred to herein individually as a "*Party*" and collectively as the "*Parties*."

INTRODUCTION

Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, all of the membership interests (collectively, the "*Membership Interests*") of Lightyear Rockland Partners LLC (the "*Company*"), upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1. Certain Defined Terms.

(a) As used in this Agreement, the following terms have the respective meanings set forth below:

"*Action*" means any action, suit, investigation, proceeding, condemnation, or audit by or before any court or other Governmental Authority or any arbitration proceeding.

"*Acquisition Agreement*" means the Purchase and Sale Agreement dated October 7, 2003 by and between Ripon (as successor by assignment and merger) and Tractebel and any amendments and schedules related thereto.

"*Affiliate*" means, as to the Person specified, any Person controlling, controlled by or under common control with such specified Person. The concept of control, controlling or controlled as used in the aforesaid context means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise. No Person shall be deemed an Affiliate of any Person by reason of the exercise or existence of rights, interests, or remedies under this Agreement.

"*Business*" means the business and operations of the Facilities.

"*Business Day*" means any day which is not a Saturday, Sunday, or legal holiday recognized by the United States of America.

"*CERCLA*" means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (principally codified at 42 U.S.C. 9601 et seq.), and its implementing regulations.

"*Closing*" means the consummation of the transactions contemplated in Section 3.2.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company Liabilities*" means all obligations, liabilities and commitments of any nature of the Company and Ripon, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due, arising out of or related to the present or former business and operations of the Company and Ripon (and their respective predecessors) before, on or after the Closing Date.

"*Contract*" means any binding obligation or agreement of the Company or Ripon, whether or not reduced to writing including, without limitation, any agreement, note, bond, mortgage, lease of real or personal property (including, without limitation, automobile, vehicle and other equipment leases), license or other instrument, but not including Permits.

"*Credit Agreement*" means the Amended and Restated Credit Agreement dated as of March 24, 2005 among Ripon, as borrower, the lenders named therein, and Union Bank of California, N.A., as administrative agent, collateral agent and issuing bank, as the same has been amended, supplemented or otherwise modified from time to time.

"*Disclosure Schedule*" means Sellers' disclosure schedule attached to this Agreement.

"*Effective Date*" means the date of this Agreement.

"*Environmental Laws*" means all Laws, as existing as of the date of this Agreement, relating, in whole or in part, to (i) pollution or the protection of the environment or exposure to hazardous, toxic or other pollutants or contaminants or (ii) the generation, handling, treatment, storage, disposal or transportation of any Hazardous Material. "*Environmental Laws*" shall include the Clean Air Act, 42 U.S.C. §7401 et seq., the Resource Conservation Recovery Act, 42 U.S.C. §6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq., the Safe Drinking Water Act, 42 U.S.C. §300f et seq., and the Comprehensive Environmental Response, Compensation, and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. §9601 et seq.

"*Environmental Liabilities*" means any and all liabilities, claims, demands, costs, damages, losses, settlements, expenses, penalties, fines, taxes, interest, attorneys' fees, court costs, and other costs of suit incurred or imposed (i) pursuant to any order, notice of violation, directive, injunction, judgment, or similar act (including settlements) by any Governmental

Authority to the extent arising out of or under Environmental Laws or (ii) pursuant to any claim or cause of action by a Governmental Authority or other third Person for personal injury, property damage, damage to natural resources, or remediation or response costs to the extent arising out of or attributable to any violation of, or any remedial obligation under, any Environmental Law.

"*Environmental Permits*" means all licenses, consents, approvals, authorizations, permits, plans, variances, exemptions, and agreements required, issued or granted by any public or private entity or person pursuant to or in relation to Environmental Law.

"*ERISA*" means the Employee Retirement Income Security Act of 1974, as amended.

"*Excluded Taxes*" means Taxes attributable to Ripon (including, without limitation, Taxes that may be imposed on Ripon pursuant to Treas. Reg. Section 1.1502-6) with respect to any Tax year or portion thereof ending on or before the Tractebel Closing Date (or for any Tax year beginning before and ending after the Tractebel Closing Date to the extent allocable (determined in a manner consistent with Section 6.1 of the Acquisition Agreement) to the portion of such period beginning before and ending on the Tractebel Closing Date).

"*Facilities*" means the facilities identified in Exhibit A, and in each case all of the assets related thereto, other than Excluded Assets.

"*FERC*" means the Federal Energy Regulatory Commission.

"*GAAP*" means United States generally accepted accounting principles as in effect on the date of this Agreement.

"*Good Operating Practices*" means, with respect to the Facilities, the practices, methods, and acts generally engaged in or approved by a significant portion of the independent electric power industry in the United States for similarly situated facilities in the United States during a particular time period, or any of such practices, methods, and acts, which, in the exercise of reasonable judgment in light of the facts known or that reasonably should be known at the time a decision is made, would be expected to accomplish the desired result in a manner consistent with law, regulation, reliability, safety, environmental protection, economy and expedition, and taking into consideration the requirements of this Agreement, the Material Contracts and the other contracts and agreements affecting the operation of the Facilities. Good Operating Practices are not intended to be limited to the optimum practices, methods or acts, to the exclusion of all others, but rather to include a spectrum of possible practices, methods, or acts generally acceptable in the region where the Facilities are located during the relevant period in light of the circumstances.

"*Governmental Approvals*" means all consents and approvals of Governmental Authorities, including those required under the HSR Act and the Securities and Exchange Commission, that reasonably may be deemed necessary so that the consummation of the transactions contemplated hereby will be in compliance with applicable Laws.

"*Governmental Authority*" means (i) the United States of America, (ii) in connection with Buyer only, Canada, (iii) any state, county, municipality, or other governmental subdivision within the United States of America and, in connection with Buyer only, Canada, and (iv) any court or any governmental department, commission, board, bureau, agency, or other instrumentality of the United States of America and, in connection with Buyer only, Canada or of any state, county, municipality, or other governmental subdivision within the United States of America and, in connection with Buyer only, Canada.

"*Hazardous Materials*" means any pollutant, contaminant, petroleum or petroleum product, dangerous or toxic substance, or hazardous or extremely hazardous substance or waste regulated under any Environmental Law.

"*HSR Act*" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations adopted pursuant thereto.

"*Intercompany Arrangements*" means, collectively, any Contract or arrangement in respect of any intercompany transaction between the Company or Ripon, on the one hand, and Sellers or any of their Affiliates (other than the Company and Ripon) on the other hand, whether or not such transaction relates to any contribution to capital, loan, the provision of goods or services, tax sharing arrangements, payment arrangements, intercompany advances, charges or balances or the like, and including without limitation, the contracts and arrangements set forth in Schedule 1.1(a) to this Agreement.

"*Knowledge*" means with respect to Sellers, the actual knowledge of the individuals set forth on Schedule 1.1(b) to this Agreement in each case having made reasonable due inquiry of the project manager, plant manager and the production support supervisor (or to the extent such titles change, such persons having similar responsibilities) of the applicable Facility concerning the existence of the fact, circumstance or condition at issue.

"*Law*" means any applicable statute, law (including common law), ordinance, regulation, rule, ruling, order, writ, injunction, decree, or other official enactment of or by any Governmental Authority.

"*Lien*" means any lien, security interest, charge, claim, mortgage, deed of trust, warrant, purchase right, lease, or other encumbrance.

"*Losses*" means any and all claims, liabilities, losses, causes of action, fines, penalties, litigation, lawsuits, administrative proceedings, administrative investigations, costs, and expenses, including reasonable attorneys' fees, court costs, and other costs of suit.

"*Material Adverse Effect*" means a material adverse effect on the assets, liabilities, business and properties, results of operations or condition (financial or otherwise) of the Company or Ripon or on the authority, right or ability of Sellers or Buyer to exercise its rights or perform its obligations under or to consummate the transactions contemplated by this Agreement, excluding any effect resulting from any change in general, economic, industry, or market conditions since March 31, 2005 (whether general or regional in nature but not to the extent such effects are limited to any area where any of the Facilities are located) or from any change in Law or regulatory policy after the Closing Date. Any determination as to whether any

condition or other matter has a Material Adverse Effect will be made only after taking into account all payments actually received as of the date of such determination from all effective insurance coverages and effective indemnifications with respect to such condition or matter.

"*Material Contracts*" means the following Contracts:

(a) Contracts that contain restrictions with respect to the payment of dividends or any other distribution in respect of the Membership Interests or the membership interests of Ripon;

(b) Contracts relating to any material loan (other than accounts receivable from trade debtors or intercompany transactions arising in the ordinary course of business) or advance to (other than travel or entertainment advances to employees made in the ordinary course of business), or investment in, any Person or any agreement, contract or commitment relating to the making of any such material loan, advance or investment;

(c) Contracts relating to any guarantee, indemnity or other contingent liability in respect of any indebtedness for borrowed money or obligation of any other Person (other than the endorsement of negotiable instruments for collection in the ordinary course of business);

(d) Contracts involving payments, receipts or obligations in excess of $50,000 in any calendar year or which may not be terminated by the Company or Ripon without penalty within thirty (30) days;

(e) management, employment or agency Contracts and collective bargaining arrangements;

(f) Contracts providing for employee benefits;

(g) Contracts containing a covenant restricting the Company or Ripon or their Affiliates from competing in any line of business or with any Person or in any geographic area or market;

(h) Contracts providing primarily for the treatment, storage or disposal of Hazardous Materials; and

(i) all other Contracts the non-performance or termination of which would reasonably be expected to have a Material Adverse Effect.

For the avoidance of doubt, and without limiting the foregoing, the Loan Documents, the Acquisition Agreement and the Project Agreements (as each such term is defined in the Credit Agreement) are Material Contracts.

"*NAES*" means North American Energy Services Company.

"*Operation and Maintenance Agreements*" means (a) the Operation and Maintenance Agreement for the Ripon Cogeneration Facility between Ripon and NAES, dated

October 22, 2003, and (b) the Operation and Maintenance Agreement for the San Gabriel Cogeneration Facility between Ripon and NAES, dated October 22, 2003.

"*Permitted Liens*" means: (a) mechanic's, materialmen's and similar liens and rights arising or incurred in the ordinary course of business; (b) liens for Taxes or other governmental charges or assessments incurred in the ordinary course of business not yet due and payable or for which the taxpayer is contesting in good faith through appropriate proceedings and has established appropriate reserves in accordance with GAAP; (c) purchase money liens and liens securing rental payments under capital lease arrangements permitted under the Credit Agreement; (d) all exceptions set forth in the applicable Title Policy, Title Commitment and/or Survey for each Real Property; (e) zoning, entitlement, conservation restriction and other land use and environmental regulations of any Governmental Authority; (f) all exceptions, restrictions, easements, charges, rights-of-way and monetary and non-monetary encumbrances (i) of record, or (ii) set forth in any Permit that is disclosed in this Agreement; and (g) other encumbrances or imperfections in or failures of title that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

"*Person*" means any Governmental Authority or any individual, partnership, corporation, limited liability company, joint venture, trust, unincorporated organization or other entity or organization.

"*Records*" means any and all of the books, records, contracts, agreements and files of the Company and Ripon existing on the Closing Date and all increases and additions thereto after the Closing Date, including computer records and electronic copies of such information (but excluding electronic mail and other computer based communications), whether maintained by Sellers, the Company, Ripon or Buyer or, in each case, its Affiliate.

"*Ripon*" means Ripon Cogeneration LLC, a Delaware limited liability company and wholly owned subsidiary of the Company.

"*Straddle Period*" means, with respect to the Company or Ripon, any taxable period that includes but does not end on the Closing Date.

"*Surveys*" means (a) that certain ALTA/ACSM Land Title Survey showing Parcel 2, Parcel Map No. 24846 P.M.B. 278-87/90, City of Pomona, County of Los Angeles, State of California, dated July 30, 2003, revised December 12, 2003, prepared by Mollenhauer Group; and (b) that certain Survey entitled "Ripon Cogeneration - ALTA/ACSM Land Title Survey, Ripon, California" prepared by Siegfried Engineering, Inc., dated March 25, 2005, Job No. 05150.

"*Tax*" or "*Taxes*" means any and all taxes, including any interest, penalties, or other additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, domestic or foreign, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, severance taxes, license charges, taxes on stock, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes,

transfer taxes, workers' compensation, customs duties, and other obligations of the same or of a similar nature to any of the foregoing and including, without limitation, the liability that may be imposed upon a transferee by a Governmental Authority with respect to any of the foregoing.

"*Tax Return*" means any and all returns, reports, declarations, statements, bills, schedules, claims for refund, or written information of or with respect to any Tax which is required to be supplied to any taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

"*Title Commitments*" means (a) that certain Commitment for Title Insurance issued by Chicago Title Insurance Company, Southern Virginia National 'Commercial Center, issuing agent for Chicago Title Insurance Company dated May 27, 2003, Order No. 3052881; (b) that certain Commitment for Title Insurance issued by Chicago Title Insurance Company, Southern Virginia National Commercial Center, issuing. agent for Chicago Title Insurance Company dated June 2, 2003, Order No. 31045665; (c) that certain Commitment for Title Insurance issued by Chicago Title Insurance Company, Southern Virginia National Commercial Center, issuing agent for Chicago Title Insurance Company dated January 27, 2004, Order No. 31045665-X49; (d) that certain Commitment for Title Insurance issued by Chicago Title Insurance Company, Southern Virginia National Commercial Center, issuing. agent for Chicago Title Insurance Company dated January 27, 2004, Policy No. 3052881-DF; (e) that certain Commitment for Title Insurance issued by Chicago Title Insurance Company, Southern Virginia National Commercial Center, issuing agent for Chicago Title Insurance Company dated March 29, 2005, Order No. 51022801-X49; and (f) that certain Commitment for Title Insurance issued by Chicago Title Insurance Company, Southern Virginia National Commercial Center, issuing agent for Chicago Title Insurance Company dated March 29, 2005, Policy No. CACTI7739-7739-4532-0053201562-CTIC-2005-13.

"*Title Policy*" means a policy of title insurance issued pursuant to a Title Commitment.

"*Tractebel*" means Tractebel Power, Inc. or any of its Affiliates.

"*Tractebel Closing Date*" means the date of the closing of the purchase of Ripon pursuant to the Acquisition Agreement.

"*Transfer Taxes*" means all transfer Taxes (excluding any Taxes measured by net income or gain attributable to Sellers or the Company resulting from the transactions contemplated by this Agreement), including without limitation sales, use, excise (including excise Taxes on petroleum, products of petroleum, petrochemicals and other taxable substances), stock, stamp, documentary, filing, recording, permit, license, authorization and similar Taxes, filing fees and similar charges.

(b) The following terms are defined in the following sections of this Agreement:

Term	Section
AAA	11.10

Term	Section
Agreement	Preamble
Assignment and Assumption	3.3(b)
Balance Sheets	4.2(d)
Bank Consent	4.2(e)
Basket	9.6(b)
Buyer	Preamble
Buyer Indemnified Parties	9.1
Cap	9.6(a)
Claim Period	9.4(d)
Closing Date	3.2
Company	Recital
DMA	Preamble
Dispute	11.10
Excluded Assets	7.6(b)
Financial Statements	4.2(d)
Indemnified Party	9.3(a)
Indemnifying Party	9.3(a)
Injunction	8.1(c)
Lightyear Co-Invest	Preamble
Lightyear Fund	Preamble
Losses	9.1
Membership Interests	Recital
Names	7.7
Party	Preamble
Permits	4.2(p)
Purchase Price	3.1
PURPA	4.2(f)
Real Property	4.2(o)
Regulatory Restrictions	4.2(g)
Rockland	Preamble
Sellers	Preamble
Seller Indemnified Parties	9.2
Seller Representative	2.2(a)
Third Party Claim	9.3(a)
Tractebel Closing Date	4.2(k)
Transactions	5.1(a)

Section 1.2. Interpretation.

(a) The Parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as drafted jointly by the Parties with the advice and participation of counsel and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(b) For purposes of this Agreement: (i) the table of contents and headings contained in this Agreement are for reference purposes only and shall in no way modify or restrict any of the terms or provisions hereof, (ii) except as expressly provided herein, the terms "include," "includes" or "including" are not limiting and "or" and "either" are not exclusive, (iii) the words "hereof" and "herein" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified, (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any Party to this Agreement or any other agreement or document shall include such Party's successors and permitted assigns, (vii) a reference to any Laws or other legislation or to any provision of any Law or legislation shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, (viii) all references to "$" or "dollars" shall be deemed references to United States dollars and (ix) capitalized terms used and not defined in the exhibits and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement.

ARTICLE II
PURCHASE AND SALE; SELLER REPRESENTATIVE

Section 2.1. Purchase and Sale. On and subject to the terms and conditions of this Agreement, at the Closing, Sellers agree to sell, transfer, assign, convey and deliver to Buyer, free and clear of all Liens (excluding restrictions on sales of securities under applicable securities laws) and Buyer agrees to purchase and receive from Sellers, all of the Membership Interests in exchange for the Purchase Price.

Section 2.2. Seller Representative.

(a) Each Seller, by signing this Agreement, designates Lightyear Fund to be the representative of Sellers for purposes of this Agreement (the "*Seller Representative*") from and after the date hereof. Sellers shall be bound by any and all actions taken by the Seller Representative on their behalf in connection with this Agreement and the transactions contemplated hereby.

(b) Buyer and any Buyer Indemnified Party shall be entitled to rely upon any communication or writings given or executed by the Seller Representative. All communications or writings to be sent to Sellers pursuant to this Agreement may be addressed to the Seller

Representative and any communication or writing so sent shall be deemed notice to all Sellers hereunder. Sellers hereby consent and agree that the Seller Representative is authorized to accept deliveries, including any notice, on behalf of the Sellers pursuant hereto.

(c) Seller Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Seller, with full power and authority to act in the name and on the behalf of each Seller according to the terms of this Agreement in the absolute discretion of the Seller Representative and in general to do all things and to perform all acts including, without limitation, executing and delivering all agreements, amendments, settlements, certificates, receipts, instructions and other documents and instruments contemplated by or deemed advisable in connection with this Agreement. This power of attorney and all authority hereby conferred is granted subject to the interest of the other Sellers hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and shall not be terminated by any act of any Seller, by operation of law or by any other event. Each Seller shall be deemed to have waived any and all defenses which may be available to contest, negate or disaffirm any action of the Seller Representative taken in good faith, and each Seller will be conclusively bound by all actions taken and documents executed by the Seller Representative.

ARTICLE III
PURCHASE PRICE; PAYMENT

Section 3.1. Purchase Price. The purchase price for the sale and conveyance of the Membership Interests to Buyer (the "*Purchase Price*") shall be cash in the amount of the sum of $35,800,000.

Section 3.2. Closing. The closing (the "*Closing*") for the consummation of the transactions contemplated by this Agreement shall take place at the offices of Covington & Burling, 1330 Avenue of the Americas, New York, New York 10019, or such other place or places as Sellers and Buyer shall agree, at 10:00 a.m. (New York time) on the date hereof (the "*Closing Date*").

Section 3.3. Closing Deliveries. At the Closing:

(a) Buyer shall pay to Sellers against delivery of the Assignment and Assumption described in Section 3.3(b), by wire transfer of immediately available funds to one or more accounts designated in writing by Sellers (such designation to be made at least two business days prior to the Closing Date), an amount equal to the Purchase Price; and

(b) Sellers shall deliver to Buyer against payment of the Purchase Price in accordance with Section 3.3(a) an assignment and assumption agreement (the "*Assignment and Assumption*") with respect to the Membership Interests substantially in the form of Exhibit 3.3, duly executed by each of the Sellers and, if the Membership Interests are certificated, the certificates representing such Membership Interests duly endorsed to Buyer.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties Regarding Sellers. Each Seller represents and warrants to Buyer as follows:

(a) Organization. Such Seller, and each general partner (if any) of such Seller, is duly formed or organized, validly existing, and in good standing under the laws of the State of Delaware. Such Seller has the requisite corporate, company or partnership power, as applicable, under its formation documents to carry on its business as now being conducted and is in good standing in the jurisdiction in which such Seller was formed or organized.

(b) Authority. Such Seller, and each general partner (if any) of such Seller, has all requisite corporate, company or partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of such Seller, and each general partner (if any) of such Seller.

(c) Enforceability. This Agreement has been duly and validly executed and delivered by such Seller and constitutes a valid and binding agreement of such Seller enforceable against such Seller in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application from time to time in effect that affect creditors' rights generally, (ii) general principles of equity, and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.

(d) Litigation. There are no Actions pending or, to such Sellers' Knowledge, threatened in writing by or before any court or other Governmental Authority against such Seller that bring into question the validity of this Agreement or would reasonably be expected to have a material adverse effect on the ability of such Seller to consummate the transactions contemplated hereby. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Authority seeking or purporting to enjoin or restrain the execution, delivery and performance by such Seller of this Agreement or the consummation by such Seller of the transactions contemplated hereby.

(e) Membership Interests. Such Seller owns, and at the Closing will transfer to Buyer, its Membership Interests free and clear of any Liens (except as may be created by the Company's Amended and Restated Limited Liability Company Operating Agreement or by this Agreement and except for any restrictions on sales of securities under applicable securities laws). Such Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that would require such Seller to sell, transfer, or otherwise dispose of any Membership Interests. Such Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Membership Interests.

Section 4.2. Representations and Warranties Regarding the Company and Ripon. Sellers, jointly but not severally, represent and warrant to Buyer as follows:

(a) Organization. Each of the Company and Ripon is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware. Ripon is duly authorized to conduct business and is in good standing under the laws of the State of California.

(b) Qualification of the Company and Ripon. Each of the Company and Ripon (i) has the requisite limited liability company power and authority to own or lease all of its assets and to carry on its business as now being conducted and (ii) is qualified to conduct business in and is in good standing in each jurisdiction in which the property owned, leased, or operated by it or the nature of its business make such qualification necessary, except where the failure to so qualify and be in good standing would not reasonably be expected to have a Material Adverse Effect. Sellers have provided to Buyer true and complete copies of the Company's and Ripon's (i) Certificates of Formation and Amended and Restated Operating Agreements, respectively, and all amendments thereto, as in effect as of the date of this Agreement, and (ii) minute books. The copies of the minutes of the Company and Ripon provided to Buyer contain materially true and correct records of all corporate actions of the members and directors of the Company and Ripon taken since the Tractebel Closing Date.

(c) Capitalization. Sellers are the sole members of the Company. The Membership Interests constitute all of the total membership interests of the Company and there are no other equity interests of the Company issued or outstanding. All Membership Interests have been duly authorized and are validly issued, fully paid, and nonassessable and were not issued in violation of the preemptive rights of any Person. Section 4.2(c) of the Disclosure Schedule sets forth the classification and number of units represented by each Membership Interest held by each Seller. The Membership Interests and the Intercompany Arrangements identified on Schedule 1.1(a) constitute all of Sellers' right, title and interest in and to the Company, Ripon and the Facilities and the assets owned by the Company or Ripon or used in the operation of the Facilities. The Company owns all of the issued and outstanding membership interests of Ripon free and clear of any Liens except for the Liens described in Section 4.2(c) of the Disclosure Schedule. There are no other equity interests of Ripon issued or outstanding, and all such membership interests of Ripon have been duly authorized and are validly issued, fully paid and nonassessable and were not issued in violation of the preemptive rights of any Person. Except as set forth in Section 4.2(c) of the Disclosure Schedule, neither the Company nor Ripon has outstanding any convertible or exchangeable security, call, preemptive or similar right, option, warrant, purchase right, or other contract or commitment that would, directly or indirectly, require the Company or Ripon to sell, issue, or otherwise dispose of any equity interest in the Company or Ripon.

(d) Financial Statements. True and complete copies of (i) the audited consolidated balance sheet of Ripon and the unaudited consolidated balance sheet of the Company as of December 31, 2004 and the audited consolidated statements of income and cash flows of Ripon and the unaudited consolidated statements of income and cash flows of the Company for the period then ended and (ii) the unaudited consolidated balance sheets of Ripon and the Company as of March 31, 2005 (the "*Balance Sheets*") and the unaudited consolidated statements of income and cash flow of Ripon and the Company for the period then ended ((i) and (ii) collectively, the "*Financial Statements*") are attached in Section 4.2(d) of the Disclosure Schedule. The Financial Statements were prepared on the basis of books and records of Ripon

and the Company, as applicable, and fairly present in all material respects the financial position of the Company and Ripon as of the respective dates thereof and their respective results of operations and changes in cash flows for each of the periods then ended, in each case, in accordance with GAAP consistently applied, subject, in the case of unaudited balance sheets, to normal year-end adjustment. With respect to periods after the Tractebel Closing Date, the books and records of the Company and Ripon are true and correct in all material respects and have been maintained in accordance with good business practices. Neither the Company nor Ripon has any liabilities required by GAAP to be reflected on its balance sheet other than (i) liabilities reflected on the Balance Sheets, (ii) liabilities which have arisen since March 31, 2005 in the ordinary course of business, (iii) liabilities described in Section 4.2(d) of the Disclosure Schedule or (iv) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(e) No Violation or Breach. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby by Sellers will breach, conflict with or result in any violation or default or give rise to any termination or acceleration of any right or loss of any benefit or result in the creation of a Lien upon the Membership Interests or, except for Permitted Liens, any of the assets of the Company or Ripon under (i) any provision of the certificate of formation, certificate of limited partnership, partnership agreement, operating agreement, or other similar governing documents of Sellers, the Company or Ripon, (ii) any agreement, indenture or other instrument under which any of Sellers, the Company or Ripon is bound (subject, in the case of the Credit Agreement, to receipt of the consent of Union Bank of California, N.A., acting as administrative agent, pursuant to the Credit Agreement (the "*Bank Consent*")), or (iii) any Law applicable to Sellers, the Company or Ripon, except, in the case of clauses (ii) and (iii) above, where the foregoing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No organizational proceedings on the part of the Company or Ripon are necessary to approve this Agreement or the consummation of the transactions contemplated hereby.

(f) Consents. No consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution, delivery or performance of this Agreement by Sellers or for or in connection with the consummation of the transactions contemplated hereby by Sellers, except for the Bank Consent or consents, approvals, authorizations, permits, filings, or notices that have been obtained or, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, it being understood that filings with FERC to self-certify, or apply for certification of, the Facilities as qualifying facilities under the Public Utility Regulatory Policies Act of 1978, as amended (*"PURPA"*) after the conveyance of the Membership Interests to Buyer are required by the regulations of FERC implementing PURPA for the Facilities to retain their status as qualifying facilities thereunder.

(g) Litigation. Except as set forth on Section 4.2(g) of the Disclosure Schedule, there is no Action pending or, to Sellers' Knowledge, threatened against the Company, Ripon or the Facilities or to which the Company or Ripon is a party. Except as set forth on Section 4.2(g) of the Disclosure Schedule, there is no judgment, order, written agreement, consent agreement, directive or regulatory restriction issued by, entered into or, to Sellers' Knowledge, threatened by any Government Authority specifically applicable to the Company,

Ripon or the Facilities (*"Regulatory Restrictions"*), except for Regulatory Restrictions that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Compliance With Laws. Except as set forth on Section 4.2(h) of the Disclosure Schedule, (i) no uncured violation of any Law by the Company or Ripon exists, and (ii) none of the Company, Ripon or the Sellers has received any notification of any failure to comply with any Law which has not been satisfactorily responded to within the time period called for in such notification, except with respect to both (i) and (ii), for matters which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i) Material Contracts. Schedule 4.2(i) lists all Material Contracts to which the Company or Ripon is a party or by which, to Sellers' Knowledge, the Company or Ripon is otherwise bound, together with all material amendments thereto. Except as disclosed on Section 4.2(i) of the Disclosure Schedule, each Material Contract is in full force and effect on the date hereof and is valid, binding, and enforceable in all material respects against the Company and Ripon, as applicable, and to the Sellers' Knowledge, each other party to each Material Contract, in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles. True, correct and complete copies of all Material Contracts and any amendments and supplements thereto or written summaries of any oral Material Contracts have been made available to Buyer prior to the date hereof. Except as set forth on Section 4.2(i) of the Disclosure Schedule, neither the Company nor Ripon nor, to the Knowledge of Sellers, any other party thereto, is in material default or breach of or otherwise materially delinquent in performance under any Material Contract. Except as set forth on Section 4.2(i) of the Disclosure Schedule, to Sellers' Knowledge no event has occurred that, with notice or lapse of time, or both, would constitute a default or breach of a Material Contract, and neither the Company nor Ripon has received any notice of such a default or breach. Except as set forth on Section 4.2(i) of the Disclosure Schedule, neither the Company nor Ripon has released or waived (explicitly or otherwise) any of their respective material rights under any Material Contract. Ripon possesses all interests, rights and remedies of the "Buyer" (as such term is defined in the Acquisition Agreement) in, to and under the Acquisition Agreement. The Company or Ripon, as the case may be, has been validly assigned all interests, rights and remedies under each Material Contract to which it was not the original party.

(j) Environmental Matters. Except as set forth in Section 4.2(j) of the Disclosure Schedule, or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) the ownership, use and operation of the Facilities by Ripon are in compliance with all applicable Environmental Laws and have been in compliance with all Environmental Laws at all times since the Tractebel Closing Date and, to Sellers' Knowledge, at all times prior to the Tractebel Closing Date;

(ii) no Lien has been imposed on any Facility by any Governmental Authority in connection with any violation of or noncompliance with Environmental Laws;

(iii) the Company and Ripon have obtained all Environmental Permits necessary for the ownership and operation of the Facilities in compliance with Environmental Laws, and the Facilities are sufficient to operate and are operating in compliance with such Environmental Permits. All such Environmental Permits are valid and in full force and effect, and none is undergoing any form of review or proceeding, whether requested or imposed, whose outcome may be to revoke, restrict, fail to renew, or materially modify the Environmental Permit or to issue or require an additional Environmental Permit, compliance plan or governmental order;

(iv) neither the Company nor Ripon is (A) subject to any outstanding consent decree, compliance order, or administrative order, (B) in receipt of written notice under the citizen suit provision of any Environmental Law, (C) in receipt of any written request for information, notice, complaint, allegation or claim with respect to any Environmental Liabilities or any violation of any Environmental Law relating to the ownership or operation of either Facility, or (D) has been subject to any pending or, to Sellers' Knowledge, threatened Action alleging or addressing a violation of Environmental Law;

(v) to Sellers' Knowledge, there has been no release to any property of any Hazardous Material in connection with the operation of either Facility that (x) requires notice to any Person, further investigation or any form of response action under Environmental Laws, or (y) could reasonably be expected to result in any Environmental Liabilities;

(vi) to Sellers' Knowledge, none of the Facilities has disposed of, sent or arranged for the transportation of any Hazardous Material at or to a site that pursuant to CERCLA or any similar state law, has been placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date;

(vii) except for this Agreement, neither the Company nor Ripon has by law or contract agreed to, assumed or retained any liability or responsibility relating to environmental matters, including responsibility to indemnify for, defend against or retain any Environmental Liability under any lease, purchase agreement, sale agreement, supply or service agreement, joint venture agreement or other binding agreement;

(viii) Section 4.2(j) of the Disclosure Schedule describes in detail any emission allowance or credit necessary for the operation of either Facility in accordance with its historical operations. All such allowances and credits, or rights to receive or purchase those allowances and credits, are owned free and clear by Ripon, are properly registered according to applicable Law (including Environmental Law) and procedure, and have been acquired and maintained in compliance with applicable Law and all contractual and commercial requirements governing their acquisition, registration, and use;

(ix) to Sellers' Knowledge, there are no facts or circumstances now or formerly in existence in relation to the Facilities that would be reasonably likely to result in Environmental Liabilities; and

(x) to Sellers' Knowledge, Ripon has not paid any fine or penalty within the prior five years with respect to environmental matters.

(k) Tax Matters. The representations and warranties in this Section 4.2(k) to the extent relating to Ripon extend only to acts, omissions, events, transactions, or conditions with respect to Ripon occurring after the Tractebel Closing Date and do not extend to Excluded Taxes or to Tax Returns in respect of Excluded Taxes or to taxable periods of Ripon ending on or before the Tractebel Closing Date. Subject to the preceding sentence, except as set forth in Section 4.2(k) of the Disclosure Schedule:

(i) all Tax Returns required to be filed by or with respect to the Company and Ripon have been timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed;

(ii) such Tax Returns are true and correct in all material respects, and all Taxes owed by the Company or Ripon have been paid;

(iii) to Sellers' Knowledge, no material deficiency for any Taxes has been proposed, asserted or assessed against the Company or Ripon that has not been resolved and paid in full or is not reflected as a liability on the Financial Statements;

(iv) to Sellers' Knowledge, none of the Sellers, the Company, or Ripon has extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax and none of the Sellers, the Company, or Ripon has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed;

(v) there are no audits, examinations, claims, assessments, levies, administrative proceedings, or lawsuits pending, or to Sellers' Knowledge, threatened against the Company or Ripon or, to Sellers' Knowledge, against any Seller by any Governmental Authority or taxing authority with respect to the Taxes or Tax Returns of the Company;

(vi) there are no Liens for Taxes (other than for current Taxes not yet due or payable) upon the assets of the Company;

(vii) neither the Company nor Ripon is a party to any tax sharing or tax indemnity agreement (other than the Acquisition Agreement) and, except as set forth on Section 4.2(k) of the Disclosure Schedule, to Sellers' Knowledge neither the Company nor Ripon has any liability for Taxes of any other Person, whether by contract, or as transferor, transferee, successor, under any applicable law, or otherwise and to Sellers' Knowledge no Person has alleged that any such liability exists;

(viii) each personal property lease transaction of which the Company or Ripon is a lessor or lessee and for which annual rental payments are in excess of $50,000 has been reported and characterized as a lease for all Tax purposes and to Sellers' Knowledge, the reporting and characterization of such lease transaction as a lease was proper and accurate for all Tax purposes;

(ix) the Company has been treated as, and qualified as, a partnership for United States federal and state income tax purposes at all times since its formation;

(x) none of the assets of the Company or Ripon is "tax-exempt use property" within the meaning of Section 168(h) of the Code; and

(xi) to Sellers' Knowledge, Ripon and the Company have withheld and paid all Taxes required to have been paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party and in connection with sale of electricity and steam.

(l) Employment Matters. Except as set forth in Section 4.2(l) of the Disclosure Schedule, neither the Company nor Ripon currently has nor, to Sellers' Knowledge, at any time has had employees. Except as set forth in Section 4.2(l) of the Disclosure Schedule, at no time from or after the Tractebel Closing Date has, and to Sellers' Knowledge, at no time prior to the Tractebel Closing Date has the Company or Ripon sponsored, maintained or contributed or had any obligation of any kind with respect to any (i) nonqualified deferred compensation or retirement plan or arrangement, (ii) qualified retirement plan or arrangement that is an Employee Pension Benefit Plan within the meaning set forth in Section 3(2) of ERISA (including any Multiemployer Plan), (iii) Employee Welfare Benefit Plan within the meaning set forth in Section 3(1) of ERISA, (iv) material fringe benefit including vacation pay or paid sick leave, or (v) other retirement, bonus, severance, or incentive plan, policy, arrangement, or program.

(m) No Subsidiaries. The Company does not own or hold, directly or indirectly, any equity or other ownership interest in any corporations, limited liability companies, partnerships, joint ventures, or other entities other than all of the membership interests of Ripon. Ripon does not own or hold, directly or indirectly, any equity or other ownership interest in any corporations, limited liability companies, partnerships, joint ventures, or other entities.

(n) Personal Property. Section 4.2(n) of the Disclosure Schedule lists all items of personal property that are in excess of $100,000 in value individually or in the aggregate for all items of similar type (for example, computers would be items of a similar type) of the Company and Ripon. Except as listed in Section 4.2(n) of the Disclosure Schedule, each of the Company and Ripon has good and valid title to its personal property, free and clear of all Liens other than Permitted Liens. Ripon is engaged only in the ownership of the Facilities and ancillary activities and has no other material activities or assets unrelated to the Facilities. The Company is engaged only in the ownership of the membership interests in Ripon and owns no material assets other than the membership interests of Ripon. Except as set forth on Schedule 4.2(n), Ripon owns or has adequate contract rights to use any equipment or other tangible assets or personal

properties that are necessary or used to own or maintain the Facilities and to conduct the business of Ripon as currently conducted.

(o) Real Property. Section 4.2(o) of the Disclosure Schedule lists all material real property, easements, rights of way and other similar interests in real property owned or held by the Company or Ripon or used by Ripon in the Business (the "*Real Property*"). Except as set forth in Section 4.2(o) of the Disclosure Schedule, Ripon owns the Real Property free and clear of all Liens other than Permitted Liens. Sellers have made available to the Buyer correct and complete copies of the Title Policies, the Title Commitments and the Surveys. Neither the Company nor Ripon is party to any leases involving the Real Property, either as lessor or lessee. Except as set forth in Section 4.2(o) of the Disclosure Schedule, with respect to each such parcel of the Real Properties (i) to Sellers' Knowledge, there are no pending or threatened condemnation proceedings, suits or administrative actions relating to the Real Properties, and (ii) Ripon has good and valid title to all of the Real Property free and clear of all Liens except for Permitted Liens. Such title is a fee, easement or other interest as and to the extent indicated in the Title Policies.

(p) Permits. Except as set forth on Section 4.2(p) of the Disclosure Schedule and for matters that would not reasonably be expected to have a Material Adverse Effect, (i) the Company and Ripon have in their respective names all permits, franchises, approvals, or other authorizations ("*Permits*") of Governmental Authorities required to conduct the Business as currently conducted, (ii) each Permit is in full force and effect, (iii) the Company and Ripon are in compliance with all their obligations with respect thereto and (iv) to Sellers' Knowledge, no Action is pending or threatened against the Company and Ripon to revoke, modify, cancel or limit any such Permit.

(q) Absence of Certain Changes. From March 31, 2005 to the date of this Agreement, except as set forth in Section 4.2(q) of the Disclosure Schedule, (i) the Company and Ripon have operated in the ordinary course of business consistent with past practice and (ii) neither the Company nor Ripon has (A) suffered any adverse change in the Company's or Ripon's assets and properties, liabilities, results of operation or condition (financial or otherwise) which would reasonably be expected to result in a Material Adverse Effect, (B) except for distributions of cash set forth in Section 4.2(q) of the Disclosure Schedule, declared, set aside for payment or paid any dividend or other distribution in respect of its equity, (C) except for distributions of cash described in clause (B) or in the ordinary course of business sold, transferred or otherwise disposed of, any of its properties or assets having a book value in excess of, in the aggregate, $100,000, (D) materially changed its accounting or tax accounting methods, principles or practices, except such changes as were required by GAAP, (E) incurred any obligations for borrowed money or guaranteed or otherwise become liable for the obligations of, or made any loan or advance to, any Person, (F) made any capital expenditures in excess of $100,000 individually or in the aggregate, (G) entered into any Intercompany Arrangement or Material Contract or assigned, terminated, amended or waived any material obligations thereunder, or (H) entered into any Contract to do any of the foregoing.

(r) Intercompany Arrangements. All Intercompany Arrangements in effect (prior to giving effect to the cancellation and termination thereof pursuant to Section 7.6(b)) are listed on Schedule 1.1(a) to this Agreement.

(s) Intellectual Property. Each of the Company and Ripon owns, or is licensed or otherwise possesses sufficient legally enforceable rights to use, all patents, copyrights, trademarks, service marks, technology, know-how, computer software programs and applications, databases and tangible or intangible proprietary information or materials that are currently used in the operation of the Facilities. To Sellers' Knowledge, none of the Company, Ripon, the Facilities, or the Business are operated in a manner that infringes upon any patents, copyrights, trademarks, or similar intellectual property rights of any third parties.

(t) Regulatory Matters. Each Facility is, and to Sellers' Knowledge has since it first commenced the production of electricity been, an electric generating plant which is a "qualifying cogeneration facility" as such term as defined by PURPA, including the FERC implementing regulations. FERC issued an order granting the application for the Ripon Facility to be a Qualifying Cogeneration Facility in 1988 (Docket No. QF88-110-000), a Notice of Self-Recertification was filed in 1998 (Docket No. QF88-110-001), and a Notice of Self-Recertification was filed in 2004 (Docket No. QF88-110-003). FERC issued an order granting the application for the San Gabriel Facility to be a Qualifying Cogeneration Facility in 1985 (Docket No. QF85-93-000), a Notice of Self-Recertification was filed in 1998 (Docket No. QF85-93-001), and a Notice of Self-Recertification was filed in 2004 (Docket No. QF85-93-003). There has been no change in these determinations that the Facilities remain Qualifying Cogeneration Facilities and each Facility continues to be owned and operated as described in the most recently filed Notice of Self-Recertification for such Facility. To Sellers' Knowledge, no fact or circumstance exists that could reasonably be expected to result in the loss of such status for either Facility. Neither the Company nor Ripon is subject to regulation as a "steam utility," "steam corporation," "steam company," "public utility," or "public service corporation," or otherwise subject to regulation relating to any such type of entity or similar entity under any existing state law, rule, regulation, order or interpretation (other than any state law of the United States relating solely to taxation of the Partnership) except to the extent that such regulation is consistent with 18 C.F.R. § 292.602(c)(2). Neither the Company nor Ripon is a "holding company" or an "electric utility company" as such terms are defined in the Public Utility Holding Company Act of the 1935, as amended. Neither the Company nor Ripon is an "investment company" as such terms is defined in the Investment Company Act of 1940 of the United States, as amended.

(u) Bank Accounts; Powers of Attorney. Neither the Company nor Ripon has an account with a bank or other financial institution other than the accounts listed on Section 4.2(u) of the Disclosure Schedule. Neither the Company nor Ripon has any outstanding powers of attorney.

(v) Insurance. Section 4.2(v) of the Disclosure Schedule lists all insurance policies held by the Company and Ripon. To Sellers' Knowledge, all such insurance policies are in full force and effect, all premiums with respect thereto have been paid to the extent due and, except as set forth in Section 4.2(v) of the Disclosure Statement, no claim is currently pending under any such insurance policy, and no event has occurred that could reasonably be expected to give rise to such a claim, in each case involving an amount in excess of the applicable deductible, but in any case not in excess of US$500,000. Except as set forth on Section 4.2(v) of the Disclosure Schedule, neither the Company nor Ripon has received any notice from the insurer under any insurance policies held by the Company or Ripon for the period of time

commencing three (3) years prior to the date of this Agreement disclaiming coverage, reserving rights with respect to a particular claim or such policy in general, canceling or materially amending any such policy or evidencing the insurer's intent not to renew coverage or increase premiums.

(w) PX Pricing. To Sellers' Knowledge, since January 1, 2000, neither Facility has sold power based on PX prices as set forth by the former California Power Exchange.

(x) Brokerage Fees and Commissions. Except as set forth in Section 7.4(b), neither Seller nor any Affiliate of Seller has incurred any obligation or entered into any agreement for any investment banking, brokerage or finders' fee or commission in respect of the transactions contemplated by this Agreement for which either the Buyer, the Company or Ripon shall incur any liability.

Section 4.3. Representations and Warranties of Buyer. Buyer represents and warrants to Sellers as follows:

(a) Organization. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the requisite power under its formation documents to carry on its business as now being conducted.

(b) Authority. Buyer has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of Buyer.

(c) Enforceability. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application from time to time in effect that affect creditors' rights generally, (ii) general principles of equity, and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.

(d) No Violation or Breach. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in a violation or breach of any provision of the certificate of incorporation, bylaws or other similar governing documents of Buyer or any material agreement, indenture or other instrument under which Buyer is bound or (ii) subject to making the filings and notifications described in Section 4.3(e) below, violate any Law applicable to Buyer or the assets of Buyer.

(e) Consents. No consent, approval, authorization, or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement by Buyer or for or in connection with the consummation of the transactions contemplated hereby by Buyer, except for consents, approvals, authorizations, permits, filings, or notices that have been obtained or, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer's ability to

consummate the transactions contemplated hereby, and except for filings or notifications required by (i) FERC, (ii) applicable securities Laws and stock exchange listing rules or (iii) the International Investment in and Trade in Services Survey Act of 1976 and related regulations.

(f) Actions. There are no Actions pending or, to the knowledge of Buyer, threatened in writing by or before any court or other Governmental Authority against Buyer that bring into question the validity of this Agreement or would reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Authority seeking or purporting to enjoin or restrain the execution, delivery or performance by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby.

(g) Brokerage Fees and Commissions. Neither Buyer nor any Affiliate of Buyer has incurred any obligation or entered into any agreement for any investment banking, brokerage, or finder's fee or commission in respect of the transactions contemplated by this Agreement for which either Sellers or the Company shall incur any liability.

(h) Characteristics of Buyer; No Distribution. Buyer is an experienced and knowledgeable investor in the U.S. power generation business. Prior to entering into this Agreement, Buyer was advised by its counsel, accountants, financial advisors, and such other Persons it has deemed appropriate concerning this Agreement and has relied solely on Sellers' representations and warranties expressly contained herein and an independent investigation and evaluation of, and appraisal and judgment with respect to, the Company, Ripon, each of the Facilities, and the revenue, price, and expense assumptions applicable thereto. Buyer hereby acknowledges that the Membership Interests are not registered under the Securities Act of 1933, as amended (the "*Securities Act*"), or registered or qualified for sale under any state securities laws and cannot be resold without registration thereunder or exemption therefrom. Buyer is an "*accredited investor*," as such term is defined in Regulation D of the Securities Act and will acquire the Membership Interests for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, and the rules and regulations thereunder, any applicable state blue sky laws or any other applicable securities laws. Buyer has sufficient knowledge and experience in financial and business matters to enable it to evaluate the risks of investment in the Membership Interests and has the ability to bear the economic risk of this investment for an indefinite period of time.

(i) Solvency. As of the Closing and immediately after consummating the transactions contemplated by this Agreement, Buyer will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probably liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, including the Business, or (iii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured.

Section 4.4. Disclosure Schedule. The representations and warranties contained in Sections 4.1 and 4.2 are qualified by reference to the Disclosure Schedule attached

hereto. The parties hereto agree that the Disclosure Schedule is not intended to constitute, and shall not be construed as constituting, representations and warranties of Sellers except to the extent expressly provided in this Agreement. Buyer acknowledges that (i) the Disclosure Schedule may include items or information that Sellers are not required to disclose under this Agreement, (ii) disclosure of such items or information shall not affect, directly or indirectly, the scope of the disclosure obligation of Sellers under this Agreement and (iii) inclusion of information in the Disclosure Schedule shall not be construed as an admission that such information is material to Sellers. Similarly, in such matters where a representation or warranty is given or other information is provided, the disclosure of any matter in the Disclosure Schedule shall not imply that any other undisclosed matter having a greater value or other significance is material. Headings have been inserted on Sections of the Disclosure Schedule for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of this Agreement or the Disclosure Schedule.

ARTICLE V
CONFIDENTIALITY

Section 5.1. Confidential Information.

(a) Notwithstanding anything to the contrary, each party to this Agreement (and each employee, representative, or other agent of each party to this Agreement for so long as they remain an employee, representative or agent) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement (the "*Transactions*") and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment or tax structure; *provided*, that such disclosure may not be made (a) until the earlier of (i) the date of the public announcement of discussions relating to the Transactions, (ii) the date of the public announcement of the Transactions, or (iii) the date of the execution of the agreement to enter into the Transactions (with or without conditions) and (b) to the extent required to be kept confidential to comply with any applicable securities laws. Each party shall have the unlimited ability to consult with any tax advisor (including a tax advisor independent from all other entities involved in the transaction) regarding the tax treatment or tax structure of the Transactions.

(b) From and after the Closing Date, each Seller shall, and shall cause its Affiliates and their respective representatives to keep confidential all information relating to the Company and Ripon (whether in the possession of such Seller, its Affiliates or such representative at the time of the Closing or subsequently obtained by such Seller, any Affiliate of such Seller or any such representative pursuant to this Agreement or any agreement entered into in connection with the transactions contemplated hereby). The obligation to keep such information confidential shall continue for a period of three years from the Closing Date and shall not apply to any information which (i) is in the public domain, (ii) is published or otherwise becomes part of the public domain through no fault of a Seller, any of its Affiliates or any of their representatives or (iii) becomes available to a Seller, any of its Affiliates or any of their representatives on a non-confidential basis from a source that did not acquire such information (directly or indirectly) from a Seller, the Company, Ripon or Buyer or any of their respective Affiliates or representatives on a confidential basis. Notwithstanding the foregoing, a Seller may make any disclosure required by Law; *provided*, that such Seller, to the extent practicable, shall

provide Buyer with prompt notice thereof so that Buyer may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 5.1(b). In the event that such protective order or other remedy is not obtained or Buyer waives compliance with the provisions of this Section 5.1(b), each Seller shall or shall cause the Person required to disclose such information to furnish only that portion of the information that it is legally required to disclose, and, to the extent practicable, such Seller shall exercise its commercially reasonable best efforts to obtain reliable assurance that confidential treatment is accorded to the information so furnished.

ARTICLE VI
Tax Matters

Section 6.1. Preparation. Any Tax Return to be prepared pursuant to the provisions of this Section 6.1 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in Law or fact. Buyer shall not file an amended Tax Return for any period ending on or prior to the Closing Date without the consent of Sellers, which may be withheld in Sellers' reasonable discretion. The following provisions shall govern the allocation of responsibility as between Buyer and Sellers for certain Tax matters following the Closing Date:

(i) Tax Periods Ending on or Before the Closing Date. Sellers, at their expense, shall timely prepare or cause to be timely prepared and timely file or cause to be timely filed all Tax Returns required to be filed by the Company and Ripon for all periods ending on or prior to the Closing Date regardless of when they are to be filed. Sellers shall cause the Company and Ripon to pay the Taxes of the Company and Ripon that are due and payable prior to the Closing Date. To the extent that they have not prior to the date hereof been filed, Sellers shall permit Buyer to review any Tax Returns required to be filed by the Company or Ripon for the year ended December 31, 2004. Buyer shall have the right to make comments with respect to such Tax Returns and Sellers shall not file such Tax Returns without the consent of Buyer, such request not to be unreasonably withheld. The preceding two sentences shall not apply to Tax Returns in respect of Taxes on income.

(ii) Tax Periods Beginning Before and Ending After the Closing Date. Buyer, at its or the Company's or Ripon's expense, shall timely prepare or cause to be timely prepared and timely file or cause to be timely filed any Tax Returns of the Company and Ripon for Tax periods which begin before the Closing Date, end after the Closing Date and whose due date for filing occurs after the Closing Date. Buyer shall permit Sellers to review and comment on each Tax Return described in the preceding sentence prior to filing. Buyer shall submit such returns for Sellers' review not less than ten (10) days prior to the due date for filing. Except as provided in Section 6.3, Sellers shall pay to Buyer within fifteen (15) days after the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes which relates to the portion of such Tax period ending on the Closing Date (determined in accordance with paragraph (iii) below) to the extent such Taxes that relate to the portion of such Tax period ending on the Closing Date are not reflected on the Final Closing Statement.

(iii) Apportionment of Taxes. Except as provided in Section 6.3, Taxes of the Company and Ripon for a taxable period beginning on or before and ending after the Closing Date shall be computed as if a taxable year ended as of the close of business on the Closing Date, *provided*, that real, personal and intangible property taxes, and similar periodic ad valorem Taxes for such a taxable period shall be apportioned to the portion of such a taxable period that ends on the Closing Date based on the ratio of the number of days in such portion of the taxable period to the number of days in the entire taxable period.

Section 6.2. Access to Information. After the Closing Date, Sellers shall grant to Buyer (or its designees) access at all reasonable times to all of the information, books, and records relating to the Company and Ripon within the possession of Sellers (including work papers and correspondence with taxing authorities), and shall afford Buyer (or its designees) the right (at Buyer's expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Buyer (or its designees) to prepare Tax Returns and to conduct negotiations with taxing authorities. After the Closing Date, Buyer shall grant or cause the Company and Ripon to grant to Sellers (or their designees) access at all reasonable times to all of the information, books and records relating to the Company and Ripon within the possession of Buyer or the Company (including work papers and correspondence with taxing authorities), and shall afford Sellers (or their designees) the right (at Sellers' expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Sellers (or their designees) to prepare Tax Returns and to conduct negotiations with taxing authorities.

Section 6.3. Transfer Taxes. Buyer shall be responsible for the payment of all Transfer Taxes resulting from the transactions contemplated by this Agreement.

Section 6.4. Tax Sharing Agreements. On or before the Closing Date, Sellers and the Company and Ripon shall ensure that no Tax indemnity agreement (other than the Acquisition Agreement), Tax allocation agreement, or Tax sharing agreement with respect to the Company and Ripon is in force or effect as to the Company and Ripon and that there shall be no liability for any Tax period of the Company and Ripon after the Closing Date under any such agreement. No payments shall be made by the Company and Ripon under any such agreement after the date of this Agreement.

Section 6.5. Tax Refunds. Refunds of Taxes, net of all reasonable out-of-pocket expenses incurred by Buyer, the Company or Ripon in connection with obtaining such refund paid or payable with respect to Taxes attributable to the Company or Ripon shall be promptly paid as follows (or to the extent payable but not paid due to offset against other Taxes shall be promptly paid by the Party receiving the benefit of the offset as follows): (i) to Sellers if attributable to Taxes with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable (determined in a manner consistent with Section 6.1) to the portion of such period beginning before and ending on the Closing Date); and (ii) to Buyer if attributable to Taxes with respect to any Tax year or portion thereof beginning after the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable (determined in a manner consistent with Section 6.1) to the portion of such period beginning after the Closing Date). Without limiting the generality of the foregoing, this Section 6.5 will

apply to any sales tax rebates and credits or reductions in property Taxes attributable to a retroactive reduction in assessment rate and assessment base.

ARTICLE VII
Covenants of Sellers and Buyer

Section 7.1. Public Announcements. Without the prior written approval of the other Party (which approval shall not be unreasonably withheld, conditioned, or delayed), no Party will issue, or permit any agent or Affiliate of such Party to issue, any press releases or otherwise make, or cause any agent or Affiliate of such Party to make, any public statements with respect to this Agreement and the transactions contemplated hereby, except when such release or statement is deemed in good faith by the releasing Party to be required by Law or under the applicable rules and regulations of a stock exchange or market on which the securities of the releasing Party or any of its Affiliates are listed. In each case to which such exception applies, the releasing Party will use its reasonable efforts to provide a copy of such release or statement to the other Party and incorporate any reasonable changes which are suggested by the non-releasing Party prior to releasing or making the statement. The press releases attached hereto as Schedule 7.1 have been approved by the Parties for use upon execution of this Agreement.

Section 7.2. Further Assurances. Each of Sellers and Buyer agree that from time to time after the Closing Date, it will execute and deliver or cause its respective Affiliates (including the Company and Ripon) to execute and deliver such further instruments, and take (or cause its respective Affiliates, including the Company and Ripon, to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Section 7.3. Records.

(a) Subject to Section 5.1(b), Buyer agrees to maintain, or cause the Company and Ripon to maintain, the Records in existence on the Closing Date until the seventh anniversary of the Closing Date (or for such longer period of time as Sellers shall advise Buyer is necessary to have Records available with respect to open years for Tax audit purposes), or if any of the Records pertain to any claim or dispute pending on the seventh anniversary of the Closing Date, Buyer shall maintain any of the Records designated by Sellers until such claim or dispute is finally resolved and the time for all appeals has been exhausted. After the Closing Date, Buyer shall provide or cause the Company and Ripon to provide Sellers and their representatives during normal business hours and upon reasonable notice reasonable access to and the right to copy the Records, at Sellers' cost and expense, for the purposes of:

(i) preparing and delivering any accounting statement provided for under this Agreement and adjusting, prorating, and settling the charges and credits provided for in this Agreement;

(ii) complying with any Law affecting Sellers' ownership of the Company, Ripon or the Facilities prior to the Closing Date;

(iii) preparing any audit of the books and records of any third party relating to the Membership Interests or the Facilities prior to the Closing Date, or responding to any audit prepared by such third parties;

(iv) preparing Tax Returns;

(v) responding to or disputing any Tax audit; or

(vi) asserting, defending, or otherwise dealing with any claim or dispute under this Agreement or with respect to the Company or any of the Facilities other than those in which Sellers are adverse to either the Company or the Buyer.

(b) For seven (7) years following the Closing Date, consistent with the Sellers' record retention policies as currently in effect or subsequently modified, the Sellers will retain, at the Sellers' sole expense, any records and documents prepared by or on behalf of the Company or Ripon that were retained by the Sellers in accordance with this Agreement. During such period, the Sellers will afford to Buyer, its counsel and accountants, during normal business hours, reasonable access to such records and documents and permit the copying thereof at Buyer's expense. Following the expiration of such period, the Sellers may dispose of any such records and documents. The foregoing provisions of this Section 7.3(b) shall not apply to any record or document if the original thereof shall have been either furnished to Buyer or retained by Ripon or the Company.

(c) After the Closing Date, each Party shall, at the request of the other of them, (i) provide reasonable assistance in the collection of information or documents and (ii) make the employees of such Party and their respective Affiliates available during normal business hours and upon reasonable notice when reasonably requested in connection with claims or actions brought by or against third parties based upon events or circumstances which either concern the Company or Ripon as to which such employees would have relevant knowledge or information and otherwise reasonably cooperate with the requesting Party in connection with the contest or defense of such claims or actions. The requesting Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses incurred by such other Party in providing said assistance.

Section 7.4. Fees and Expenses.

(a) Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense, whether or not the Closing shall have occurred and neither the Company nor Ripon is or shall be obligated to pay any such expenses incurred by a Seller.

(b) The Company has engaged CIBC World Markets in connection with the transactions contemplated by this Agreement. It is understood and agreed that the fees and expenses of CIBC World Markets in connection with such engagement shall be paid by the Sellers.

Section 7.5. Employment Matters. Each employee of NAES who works at the Facilities and is not covered by a collective bargaining agreement is listed on Schedule 7.5 hereto. In the event that Buyer terminates the Operation and Maintenance Agreements, Buyer shall credit each such employee with his length of service with North American Energy Services (and any predecessor entities) as set forth in Schedule 7.5 hereto for purposes of determining eligibility to participate and vesting under each employee benefit plan, program, policy, or arrangement to be provided by the Buyer to the same extent that such service was recognized under the plan, program, policy, or arrangement of NAES that most closely resembles that to be offered by Buyer. To Sellers' Knowledge, each such plan, program, policy, or arrangement of NAES is set forth in Schedule 7.5 hereto.

Section 7.6. Excluded Assets; Intercompany Arrangements.

(a) The transactions contemplated by this Agreement exclude, and prior to the Closing Date, Sellers have caused the Company to transfer to Sellers or their Affiliates (other than the Company and Ripon), the assets listed on Schedule 7.6 to this Agreement (the "*Excluded Assets*"). To the extent that any payment in respect of an Excluded Asset is received by the Company after the Closing, Buyer shall, or shall cause the Company to, pay such amount to Sellers promptly following receipt thereof by the Company.

(b) Sellers shall cause all Intercompany Arrangements to be cancelled and terminated prior to or concurrently with the Closing without liability or obligation to the Company or Ripon continuing after the Closing.

Section 7.7. Use of Names. Following the Closing, Buyer shall, and shall cause the Company and Ripon to, cease to use the names "*Lightyear*" and "*Rockland*" (the "*Names*") in connection with the Business. Subject to the requirements of any Contracts and applicable Laws, as promptly as practicable following the Closing, Buyer shall change the name of the Company to a new name that does not include any reference to the Names.

Section 7.8. Indemnification of Director and Officers. For six years from and after the Closing Date, Buyer will cause the Company and Ripon and their successors to indemnify and hold harmless the present and former officers and directors of the Company and Ripon in respect of acts or omissions occurring on or prior to the Closing Date to the extent provided under the Company's and Ripon's certificate of formation or operating agreement, in effect on the date of this Agreement; *provided*, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law and shall not apply to any acts or omissions arising from or relating to a breach of any of Sellers' representations, warranties and covenants in this Agreement or any certificate delivered by Sellers relating to this Agreement or the transactions contemplated hereby or any matter for which Buyer is entitled to indemnification under this Agreement.

Section 7.9. Securities Law Covenant. The Buyer will not transfer or otherwise dispose of any of the Membership Interests, or any interest in the Membership Interests, in such manner as to cause the Sellers or any of their Affiliates to be in violation of the registration requirements of the Securities Act, or applicable federal or state securities or blue sky Laws.

Section 7.10. Transfer Restrictions. Sellers hereby irrevocably waive any and all restrictions on transfer of the Membership Interests (or similar provisions) contained in the operating agreement of the Company in connection with this Agreement and the transactions contemplated hereby.

Section 7.11. Agency Authorized Officer. Promptly after the Closing, Buyer shall cause Ripon to submit a written notice, (a) with respect to the Ripon Facility, to the San Joaquin Valley APCD, the San Joaquin County Environmental Health Department (relating to the Permit to Operate) and the Department of Toxic Substances Control, and (b) with respect to the San Gabriel Facility, to the South Coast AQMD, the City of Pomona (relating to the Wastewater Permit) and the Department of Toxic Substances Control, in a form and substance required by such agency to give effect to the replacement of Scott Harlan as authorized officer of Ripon with a person nominated by Ripon. Buyer shall cause Ripon to provide a copy of each such notice to Scott Harlan simultaneously with or promptly following delivery thereof to the agencies referred to in this Section.

ARTICLE VIII
CLOSING CONDITIONS

Section 8.1. Sellers' Closing Conditions. The obligation of Sellers to proceed with the Closing contemplated hereby is subject, at the option of Sellers, to the satisfaction on or prior to the Closing Date of all of the following conditions:

(a) Representations, Warranties, and Covenants. Buyer's representations and warranties contained in Section 4.3 of this Agreement shall be true and correct on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date. Buyer shall have performed in all material respects and complied in all material respects with all agreements and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.

(b) Officer's Certificate. The Company shall have received a certificate dated the Closing Date and signed by the chief executive officer of Buyer, certifying that the conditions specified in Section 8.1(a) have been satisfied.

(c) No Action. On the Closing Date, (i) no Action shall be pending before any Governmental Authority of competent jurisdiction seeking to enjoin or restrain the consummation of the transactions contemplated by this Agreement and all appeal periods respecting such Actions shall have lapsed and (ii) no judgment or other legal restraint or prohibition (an "*Injunction*") preventing the consummation of the transactions contemplated hereby shall be in effect.

(d) Legal Opinion. Torys LLP shall have delivered to Sellers a legal opinion substantially in the form attached hereto as Exhibit 8.1(d).

(e) Buyer Certificates. Sellers shall have received a certificate of an officer of Buyer regarding (i) the resolutions of Buyer's governing body approving the transactions contemplated hereby and (iii) incumbency of Buyer's officers.

(f) Good Standing. Sellers shall have received a Delaware certificate of good standing as to Buyer, in the original or facsimile and dated no more than 3 business days prior to the Closing Date.

Section 8.2. Buyer's Closing Conditions. The obligation of Buyer to proceed with the Closing contemplated hereby is subject, at the option of Buyer, to the satisfaction on or prior to the Closing Date of all of the following conditions:

(a) Representations, Warranties, and Covenants. Each of Sellers' representations and warranties contained in Sections 4.1 and 4.2 shall be true and correct on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date. Sellers shall have performed in all material respects and complied in all material respects with all agreements and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.

(b) Officer's Certificate. Buyer shall have received a certificate dated the Closing Date and signed by the Vice President of the general partner of Seller Representative, certifying that the conditions specified in Section 8.2(a) have been satisfied and attaching true and complete copies of the current Certificate of Formation and Amended and Restated Operating Agreement of the Company and Ripon.

(c) No Action. On the Closing Date, (i) no Action shall be pending before any Governmental Authority of competent jurisdiction seeking to enjoin or restrain the consummation of the transactions contemplated by this Agreement and all appeal periods respecting such Actions shall have lapsed and (ii) no Injunction preventing the consummation of the transactions contemplated hereby shall be in effect.

(d) Director Resignations. Sellers shall have delivered to Buyer a resignation from each member of the board of directors or comparable body and officer of Ripon and the Company.

(e) Non-Foreign Person. Each Seller shall have delivered to Buyer a certificate pursuant to Section 1445(b)(2) of the Code providing that such Seller is not a foreign Person, in the form and substance set forth in Exhibit 8.2(e).

(f) Bank Consent. Buyer shall have received a copy of the Bank Consent.

(g) Books and Records. Sellers shall have delivered to Buyer copies of all minute books, corporate records and ledgers and other books and records of the Company and Ripon in the possession of Sellers.

(h) Legal Opinion. Buyer shall have received a legal opinion of Covington & Burling substantially in the form attached hereto as Exhibit 8.2(h).

(i) Sellers' Certificates. Buyer shall have received a certificate of an officer or other authorized representative of each Seller regarding (i) the resolutions of such Seller's

governing body approving the transactions contemplated hereby and (iii) incumbency of such Seller's officers or other representatives.

(j) Good Standing. Buyer shall have received (i) a Delaware certificate of good standing as to each of Sellers, (ii) a Delaware certificate of good standing for each of the Company and Ripon, and (iii) a California certificate of foreign qualification for Ripon, in each case in the original or facsimile and dated no more than 3 business days prior to the Closing Date.

ARTICLE IX
INDEMNIFICATION

Section 9.1. Indemnification By Sellers. Subject to the limitations set forth in this Article IX, Sellers, jointly but not severally, shall indemnify Buyer and its officers, directors, employees, agents, representatives and Affiliates (the "*Buyer Indemnified Parties*") against and hold them harmless from any loss, liability, claim, damage or expense (including reasonable legal fees and expenses) but excluding indirect, special, incidental, consequential or punitive damages, or lost profits or diminutions in value, other than such damages payable to third parties that are actually imposed or otherwise incurred or suffered (collectively, "*Losses*"), but net of the amount, if any, equal to (x) any insurance amounts recovered or tax benefits actually received by the Buyer Indemnified Parties because of such Losses, less (y) in each case, the costs and expenses incurred by the Buyer Indemnified Parties in obtaining such insurance amounts or receiving such tax benefits, to the extent arising from any of the following:

(a) any breach of any representation or warranty of Sellers contained in this Agreement or any certificate delivered at Closing by any Seller;

(b) any breach of any covenant of Sellers contained in this Agreement; and

(c) any fees, expenses or other payments incurred or owed by any Seller to any agent, broker, investment banker or other firm retained or employed by it in connection with the transactions contemplated by this Agreement.

Section 9.2. Indemnification by Buyer. Buyer shall, and shall cause the Company and Ripon to, indemnify Sellers and their officers, directors, employees, agents, representatives and Affiliates (the "*Seller Indemnified Parties*") against and hold them harmless from any Losses, but net of the amount, if any, equal to (x) any insurance amounts recovered or tax benefits actually received by the Seller Indemnified Parties because of such Losses, less (y) in each case, the costs and expenses incurred by the Seller Indemnified Parties in obtaining such insurance amounts or receiving such tax benefits, to the extent arising from any of the following:

(a) any breach of any representation or warranty of Buyer contained in this Agreement or any certificate delivered at Closing by Buyer;

(b) any breach of any covenant of Buyer contained in this Agreement;

(c) any fees, expenses or other payments incurred or owed by Buyer to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement;

(d) the acts or omissions of the Indemnifying Parties in connection with Buyer's inspection of the Facilities and other assets and records of Sellers, Ripon or the Company; and

(e) any Company Liabilities except for Company Liabilities to the extent arising from, resulting from or relating to or constituting (i) any breach by a Seller Indemnified Party of a representation, warranty or covenant contained in this Agreement or a certificate delivered by a Seller Indemnified Party at Closing or (ii) any act or omission by a Seller Indemnified Party involving gross negligence or willful misconduct or (iii) any liability for which Buyer is entitled to indemnification from Sellers under this Agreement or (iv) Intercompany Arrangements.

Section 9.3. Indemnification Procedures.

(a) If any party (the "*Indemnified Party*") receives written notice of the commencement of any action or proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under this Article IX (a "*Third Party Claim*") and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party shall promptly provide the other party (the "*Indemnifying Party*") with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except if and to the extent that the Indemnifying Party is actually prejudiced in a material respect thereby. The Indemnifying Party will have 30 days from receipt of any such notice of a Third Party Claim to give notice to assume the defense, appeal or settlement proceedings thereof. If notice to the effect set forth in the immediately preceding sentence is given by the Indemnifying Party, the Indemnifying Party will have the right to assume and control the defense, appeal or settlement proceedings of the Indemnified Party against the Third Party Claim with counsel of the Indemnifying Party's choice. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. In any case, the Indemnifying Party shall have the right to participate in such defense, appeal or settlement proceedings. So long as the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense, appeal or settlement of the Third Party Claim, (ii) the Indemnified Party will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed) and (iii) the Indemnifying Party will not (A) admit to any wrongdoing by the Indemnified Party or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for equitable relief against the

Indemnified Party, in each case, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). The parties will use their commercially reasonable efforts to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties will also cooperate in any such defense, appeal or settlement proceedings and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, appeal or settlement proceedings, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party's prior written consent.

(b) The Indemnified Party will notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim being asserted against or sought to be collected from the Indemnified Party giving rise to the claim of indemnity pursuant hereto. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under Sections 9.1 or 9.2, except to the extent that the Indemnifying Party is actually materially prejudiced thereby. The Indemnifying Party will have 30 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

Section 9.4. Limitations on Indemnification.

(a) Notwithstanding anything in this Agreement to the contrary, (i) no Party shall be responsible, pursuant to Sections 9.1(a), 9.1(b), 9.2(a) or 9.2(b) for any indemnifiable Losses suffered by the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, to the extent arising out of any breach of any representation or warranty or covenant or agreement of such party herein unless a claim therefor is asserted with specificity and in writing by the Indemnified Party within the survival periods set forth in Section 9.5 hereof, failing which such claim shall be waived and extinguished, (ii) no party shall be responsible for any indemnifiable Loss suffered by an Indemnified Party to the extent arising from (A) a change in accounting or taxation law, policy or practice made after Closing, other than a change required to comply with any law, policy or practice in effect at the date hereof, or (B) any legislation not in force at Closing or any change of law or administrative practice after Closing, and (iii) no party shall be obligated to indemnify an Indemnified Party for a Loss unless and until such Loss becomes an actual liability of the Indemnified Party that is due and payable, so long as the indemnification claim with respect to such Loss was timely submitted pursuant to Section 9.5. The waiver of any condition to Closing based on the accuracy of any representation or warranty or on the performance of or compliance with any covenant or agreement shall be deemed a waiver of the right to indemnification under this Article IX with respect to such representation or warranty, covenant, agreement or obligation.

(b) Buyer acknowledges and agrees that, other than the representations and warranties of Sellers specifically contained in Sections 4.1 and 4.2 and in any certificate delivered pursuant to this Agreement, there are no representations or warranties of Sellers or any other person either expressed or implied with respect to Sellers, the Business, the transactions contemplated hereby or the Company and Ripon, individually or collectively. Without limiting the foregoing, Buyer acknowledges that Buyer, together with its advisors, has made its own investigation of the Company and Ripon and is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise), or the viability or likelihood of success, of the Company, Ripon, the Facilities or the Business, except as expressly provided in this Agreement. Buyer acknowledges that it and its representatives have received or been afforded the opportunity to review prior to the date hereof all written materials that Sellers were required to deliver or make available, as the case may be, to Buyer pursuant to this Agreement on or prior to the date hereof. Except as expressly set forth in any representation or warranty in Sections 4.1 and 4.2 or any certificate delivered by Sellers under this Agreement, Buyer acknowledges and agrees that it shall have no claim or right to indemnification pursuant to this Article IX (or otherwise) with respect to any information, documents or materials furnished to or for Buyer by Sellers, any of their Affiliates, or any of their officers, directors, employees, agents or advisors, including any information, documents or material made available to Buyer in any "data room" (including, any electronic or virtual data room), management presentation or any other form in expectation of the transactions contemplated hereby. Such information, documents and materials were collected from the ordinary business files and records of Sellers, the Company and Ripon and were provided for Buyer's information only. Sellers make no representation or warranty of any kind regarding the accuracy or completeness of such information, documents or materials except as expressly provided herein. Notwithstanding anything to the contrary in this Agreement, including, without limitation, the preceding sentences in this Section 9.4(b), the right to indemnification, payment of damages or other remedy hereunder shall be unaffected by (and shall not be deemed waived by) any investigation, audit, appraisal or inspection (actual or constructive) at any time made by or on behalf of (a) Buyer in the case of a Sellers' indemnification of Buyer, and (b) a Seller, in the case of the Buyer's indemnification of such Seller.

(c) Each of Buyer and Sellers further acknowledges and agrees that, should the Closing occur, its sole and exclusive remedy with respect to any and all claims for damages relating to this Agreement and the transactions contemplated hereby (other than claims of, or causes of action arising from, fraud) shall be pursuant to the indemnification provisions set forth in this Article IX; *provided*, that this exclusive remedy for damages does not preclude a party from bringing an action for specific performance or other available remedy (at law or in equity) for a breach of or a failure or refusal to perform in any material respect a covenant or agreement contained in this Agreement or any other document or instrument relating hereto.

(d) Notwithstanding any other provision of this Agreement, for any Loss in respect of which insurance proceeds are reasonably expected to be recoverable by an Indemnified Party (or its Affiliates) under insurance policies of such Indemnified Party (or its Affiliates) or for which indemnification may be available to an Indemnified Party pursuant to the Acquisition Agreement, prior to making a claim for indemnification for such Loss pursuant to this Article IX, such Indemnified Party (or its Affiliates) shall first use commercially reasonable efforts to pursue such insurance proceeds or such indemnification claims pursuant to the

Acquisition Agreement, as applicable, in each case for the lesser of 90 days or until the insurer or Tractebel, as applicable, notifies the Indemnified Party (or its Affiliates) in writing that it does or intends to reject or dispute the Indemnified Party's claim (or any portion thereof) (such period, as applicable, the "*Claim Period*"); *provided*, that the survival period provided in Section 9.5 with respect to such indemnification rights shall be extended for a period of time equal to the Claim Period plus 20 days; and *provided further*, if the Indemnified Party proceeds against the Indemnifying Party under this Article IX with respect to a Loss that is subject to this Section 9.4(d) and the Indemnifying Party has satisfied its obligations under this Article IX, the Indemnifying Party shall be subrogated to the rights and claims of the Indemnified Party with respect to such Loss against the insurer or Tractebel, as applicable, and the Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters, and such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

(e) Notwithstanding any other provision of this Agreement, (i) with respect to breaches of representations and warranties set forth in Section 4.1, each Seller shall be responsible for indemnification only with respect to breaches by such Seller, and such Seller shall then be responsible for the full amount of indemnification payable in respect thereof in accordance with the provisions of this Article IX, and (ii) with respect to indemnification in other circumstances, each Seller shall be responsible to any Buyer Indemnified Party only for that portion of the indemnification payable that corresponds to the portion of the Purchase Price allocable to such Seller.

Section 9.5. Survival of Representations, Warranties and Covenants. The representations and warranties of Buyer and Sellers contained in this Agreement shall survive the Closing and such representations and warranties shall terminate at the close of business on the date that is 12 months after the Closing Date, except that (a) the representations and warranties set forth in Section 4.2(j), shall survive until the close of business on the date that is three (3) years after the Closing Date and (b) the representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b), 4.2(c), 4.2(k), 4.3(a), 4.3(b), 4.3(c) and 4.3(f) shall survive until the expiration of the applicable statute of limitations plus 60 days; *provided* that, to the extent the breach or alleged breach of a representation or warranty relates to a Loss which is subject to Section 9.4(d), the applicable survival period shall be extended by a period of time equal to the Claim Period plus 20 days. Neither Sellers nor Buyer shall have any liability under this Article IX with respect to any such representations or warranties unless a claim is made hereunder or an action of law or in equity is commenced prior to expiration of the survival period for such representation or warranty. The obligations of the Parties to be performed at the Closing shall survive until they are performed or discharged in full. Covenants which by their terms contemplate performance after the Closing shall survive the Closing in accordance with their terms.

Section 9.6. Caps and Baskets.

(a) Notwithstanding any provision to the contrary contained in this Agreement, the maximum aggregate amount for which Sellers on the one hand or Buyer on the

other may be liable for breaches of representations, warranties or covenants pursuant to Sections 9.1(a), 9.1(b), 9.2(a), 9.2(b) and 9.2(e) of this Agreement shall not exceed the amount of $7,000,000, except that such maximum amount shall be the aggregate Purchase Price in the case of breaches of the representations and warranties set forth in Section 4.1, 4.2(a), 4.2(b), 4.2(c), 4.2(j), 4.2(k), 4.3(a), 4.3(b), 4.3(c) and 4.3(f) or the covenants set forth in Section 2.1, 3.3, 9.7 and 9.8 or Article VI (the "*Cap*") hereof.

(b) Notwithstanding anything contained herein, no indemnification shall be payable under 9.1 or 9.2 in respect of breaches of representations and warranties until the aggregate amount of the Losses incurred by all Buyer Indemnified Parties or all Seller Indemnified Parties, as applicable, in respect of breaches of representations and warranties exceed the amount of $1,050,000; *provided*, that if such threshold is exceeded, the Indemnification Party shall be liable for Losses starting from the first dollar of such Losses that exceed the amount of $350,000 (the "*Basket*") (without giving effect to such threshold), except in respect of claims made regarding breach of representations and warranties as set forth in Section 4.1, 4.2(a), 4.2(b), 4.2(c), 4.2(j), 4.2(k), 4.3(a), 4.3(b), 4.3(c) or 4.3(f) or claims for breach of the covenants set forth in Section 2.1 or 3.3, Article VI and Section 9.7 and 9.8, in which case the Buyer Indemnified Parties shall be entitled to receive the amount of all Losses (without regard to the Basket) up to the maximum aggregate amount of the Purchase Price.

Section 9.7. Tax Indemnity. Notwithstanding any other provisions of this Agreement (including Section 9.4), Sections 9.7 and 9.8 shall apply to indemnifications for, and shall be the sole remedy in respect of, Taxes. Sellers agree to indemnify and hold harmless the Buyer Indemnified Parties from and against any Taxes (other than Excluded Taxes) attributable to the Company or Ripon with respect to any taxable period or portion thereof ending on or before the Closing Date (or for any taxable period beginning before and ending after the Closing Date to the extent allocable (determined in a manner consistent with Section 6.1) to the portion of such period beginning before and ending on the Closing Date). No right to such indemnity shall exist to the extent that liability for such Taxes is the result of (i) actions of Buyer or any of its Affiliates or any transferee thereof (other than any such action that is either required by applicable Law or that is expressly permitted by this Agreement) or (ii) a violation of the terms and conditions imposed upon Buyer and its Affiliates under Article VI.

Section 9.8. Tax Indemnity Claims. The provisions of this Section 9.8 shall apply only to the indemnification provided for under Section 9.7. If a claim for Taxes is made against a Buyer Indemnified Party and if the Buyer Indemnified Party is entitled to indemnity with respect thereto under Section 9.7, the Buyer Indemnified Party shall promptly furnish written notice to Seller Representative of such claim. Except when such failure is attributable to Sellers, failure of the Buyer Indemnified Party to so notify Seller Representative within thirty (30) days of the claim being made against the Buyer Indemnified Party shall terminate all rights of the Buyer Indemnified Party to indemnity by Sellers as to such claim, but only to the extent that such failure to notify Sellers actually and materially prejudices the Sellers. In respect of claims for Taxes not attributable to a Straddle Period and for which Sellers would be required to make a payment pursuant to the indemnification provided in Section 9.7, Seller Representative shall have thirty (30) days after receipt of such notice to undertake, conduct, and control (through counsel of its own choosing and at Sellers' own expense) the settlement or defense thereof, and Buyer shall cooperate with it in connection therewith. Sellers shall permit Buyer to participate in

such settlement or defense through counsel chosen by Buyer (but the fees and expenses of such counsel shall be paid by Buyer). So long as the Seller Representative, at Sellers' cost and expense, (i) has undertaken the defense of, and assumed full responsibility for all indemnified Taxes with respect to, such claim, (ii) is reasonably contesting such claim in good faith, by appropriate proceedings, and (iii) has taken such action (including the posting of a bond, deposit, or other security) as may be necessary to prevent any action to foreclose a lien against or attachment of the property of Buyer, Ripon and the Company for payment of such claim, the Buyer Indemnified Party shall not pay or settle any such claim. Notwithstanding compliance by Seller Representative with the preceding sentence, the Buyer Indemnified Party shall have the right to pay or settle any such claim, but in such event and subject to Sellers' compliance with the provisions of Article VI, the Buyer Indemnified Parties shall thereby waive any right to indemnity by Sellers for such claim. If within thirty (30) days after the receipt of the Buyer Indemnified Party's notice of a claim of indemnity hereunder, Seller Representative does not notify the Buyer Indemnified Party that it elects (at Sellers' cost and expense) to undertake the defense thereof and assume full responsibility for all indemnified Taxes with respect thereto, or gives such notice and thereafter fails to contest such claim in good faith or to prevent action to foreclose a lien against or attachment of the Buyer Indemnified Party's property, as contemplated above, the Buyer Indemnified Party shall have the right to contest, settle, or compromise such claim, at Sellers' sole cost and expense, and the Buyer Indemnified Party shall not thereby waive any right to indemnity for such claim under this Agreement.

(ii) In respect of claims for Taxes of a Buyer Indemnified Party attributable to a Straddle Period, the Buyer Indemnified Party shall promptly furnish written notice to Seller Representative of such claim. Seller Representative shall be entitled to participate fully (at Sellers' expense) in the settlement or defense of such claim, and Buyer shall consult with the Seller Representative before taking any substantive action in connection with any portion of such Tax claim for which Sellers may be required to indemnify the Buyer Indemnified Parties.

(iii) For purposes of this Section 9.8, a claim for Taxes shall include any audit, examination, assessment, proposed adjustment, notice of deficiency, or other proceeding by any taxing authority.

ARTICLE X
Reserved

ARTICLE XI
Other Provisions

Section 11.1. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 11.2. Entire Agreement. This Agreement (including the Confidentiality Agreement) and the Schedules and Exhibits hereto contain the entire agreement between the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations, or warranties between the Parties other than those set forth or referred to herein.

Section 11.3. Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, SUBJECT 9.1 AND 9.2 HEREOF, NO PARTY HERETO SHALL BE LIABLE TO ANY OTHER PARTY HERETO (INCLUDING ITS RESPECTIVE HEIRS, LEGAL REPRESENTATIVES, SUCCESSORS OR ASSIGNS, AS THE CASE MAY BE, HEREUNDER) FOR ANY INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT, WHETHER FOR BREACH OF REPRESENTATION OR WARRANTY OR COVENANT OR OTHER AGREEMENT OR ANY OBLIGATION ARISING THEREFROM OR OTHERWISE, WHETHER LIABILITY IS ASSERTED IN CONTRACT OR TORT (INCLUDING GROSS NEGLIGENCE, NEGLIGENCE AND STRICT PRODUCT LIABILITY) AND REGARDLESS OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE. EACH PARTY HERETO HEREBY WAIVES ANY CLAIMS THAT THESE EXCLUSIONS DEPRIVE SUCH PARTY OF AN ADEQUATE REMEDY.

Section 11.4. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, by United States Mail, or telecopy to the appropriate address or number as set forth below.

Notices to Sellers shall be addressed to:

The Lightyear Fund AIV, LP, as Seller Representative
375 Park Avenue, 11th Floor
New York, NY 10152
Attention: Tim Kacani
Telecopy No.:(212) 328-0516

with copies to:

Covington & Burling
1330 Avenue of the Americas
New York, NY 10019
Attention: Philipp Tamussino
Telecopy No.: (212) 841-1010

or at such other address and to the attention of such other Person as Sellers may designate by written notice to Buyer.

Notices to Buyer shall be addressed to:

Countryside US Holding Corp.
One North Lexington, 15th Floor
White Plains, NY 10601
Attention: Chief Executive Officer
Telecopy No.: (914) 993-6449

with copies to:

Torys LLP
237 Park Avenue
New York, NY 10017
Attention: Bernays T. Barclay, Esq.
Telecopy No.: (212) 682-0200

or at such other address and to the attention of such other Person as Buyer may designate by written notice to Sellers.

Notice given by overnight delivery or mail shall be effective upon actual receipt. Notice given by telecopier shall be effective upon actual receipt if received during the recipient's normal business hours, or at the beginning of the recipient's next business day after receipt if not received during the recipient's normal business hours. All notices by telecopier shall be confirmed promptly after transmission in writing by certified mail or overnight delivery.

Section 11.5. Successors and Assigns. The rights and obligations of the Parties shall not be assigned or delegated by either Party without the written consent of the other Party, which may be withheld in such Party's sole discretion except that the Buyer's rights and interests under this Agreement may be assigned, without relieving Buyer of any liability hereunder, in whole or in part (i) to any Affiliate of the Buyer, (ii) in connection with one or more sales or subsequent sales of all or substantially all of the assets of, or merger, consolidation or similar transaction involving, the Buyer, the Company or Ripon or (iii) as collateral security to any financial institution which has extended credit to Buyer or its Affiliates. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns.

Section 11.6. Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Any Party may, only by an instrument in writing, waive compliance by the other Party with any term or provision of this Agreement on the part of such other Party to be complied with. The waiver by a Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

Section 11.7. Agreement for the Parties' Benefit Only. Except as specified in Section 7.8 and Article IX, which are also intended to benefit and to be enforceable by the Indemnified Parties, this Agreement is not intended to confer upon any Person not a party hereto any rights or remedies hereunder, and no Person, other than the Parties or the Indemnified Parties, is entitled to rely on any representation, warranty, covenant, or agreement contained herein.

Section 11.8. Severability. If any terms or other provision of thus Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any

adverse manner to a Party. Upon such determination that any terns or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 11.9. Governing Law. This Agreement and the rights and obligations of the parties hereunder and the transactions contemplated hereby shall be governed by, enforced, and interpreted in accordance with the laws of the State of New York, without regard to conflicts of laws rules that require or permit the applications of the laws of another jurisdiction.

Section 11.10. Arbitration. Any claim, counterclaim, demand, cause of action, dispute, and controversy arising out of or relating to this Agreement (or any agreement delivered in connection with this Agreement) or in any way relating to the subject matter of this Agreement involving the Parties or their representatives (each a "*Dispute*"), even if such Disputes allegedly are extra-contractual in nature, sound in contract, tort or otherwise, or arise under state or federal law, shall be resolved by final and binding arbitration. Arbitration shall be conducted in accordance with the Federal Arbitration Act and, to the extent an issue is not governed by the Federal Arbitration Act, by the commercial arbitration rules of the American Arbitration Association ("*AAA*"). The validity, construction and interpretation of this Agreement to arbitrate, and all other procedural aspects of the arbitration conducted pursuant hereto shall be decided by the arbitrators. In deciding the substance of the Parties' Dispute, the arbitrators shall apply the law of the State of New York. The arbitrators shall have no authority to award treble, consequential, exemplary, or punitive damages of any type under any circumstances whether or not such damages may be available under state or federal Law, or under the Federal Arbitration Act, or under the commercial arbitration rules of the American Arbitration Association, the Parties hereby waiving their right, if any, to recover any such damages. Each Party agrees that any arbitration award against it may be enforced in any jurisdiction in which such Party holds or keeps assets and that judgment on any arbitration award maybe entered by any court having jurisdiction. The arbitration proceeding shall be conducted in New York, New York. Within thirty (30) days after the notice of the initiation of the arbitration procedure, each Party shall select one arbitrator. The two arbitrators shall select a third arbitrator within thirty (30) days after the date on which the second arbitrator is selected. The third arbitrator shall be a person who has over eight (8) years professional experience in power generation transactions and is not an Affiliate of and who has not previously been employed by either Party and does not have a direct or indirect interest in either Party or in any Person having an ownership interest in either Party or the subject matter of the arbitration. While the third arbitrator shall be neutral, the two Party appointed arbitrators are not required to be neutral, and it shall not be grounds for removal of either of the two Party appointed arbitrators or for vacating the arbitrators' award that either of such arbitrators has past or present relationships with the Party that appointed such arbitrator. To the maximum extent practicable, the arbitrators and the Parties shall conclude the arbitration proceeding within 180 days after the appointment of the third arbitrator. To the fullest extent permitted by Law, any arbitration proceeding and the arbitrators award shall be maintained in confidence by the Parties.

[*Signature Page Follows*]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

Sellers:

THE LIGHTYEAR FUND AIV, L.P.
By: **Lightyear Fund GP, LLC,** as General Partner

By:______________________________
Name:
Title:

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.
By: **Lightyear Fund GP, LLC,** as General Partner

By:______________________________
Name:
Title:

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

By:______________________________
Name:
Title:

D. MILNE ASSOCIATES, LLC

By:______________________________
Name:
Title:

Buyer:

COUNTRYSIDE US HOLDING CORP.

By:______________________________
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

Sellers:

THE LIGHTYEAR FUND AIV, L.P.
By: **Lightyear Fund GP, LLC, as General Partner**

By:______________________________
Name:
Title:

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.
By: **Lightyear Fund GP, LLC, as General Partner**

By:______________________________
Name:
Title:

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

By: W Scott Harlan
Name: W. Scott Harlan
Title: Chief Operating Officer

D. MILNE ASSOCIATES, LLC

By:______________________________
Name:
Title:

Buyer:

COUNTRYSIDE US HOLDING CORP.

By:______________________________
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

Sellers:

THE LIGHTYEAR FUND AIV, L.P.
By: **Lightyear Fund GP, LLC,** as General Partner

By:________________________________
Name:
Title:

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.
By: **Lightyear Fund GP, LLC,** as General Partner

By:________________________________
Name:
Title:

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

By:________________________________
Name:
Title:

D. MILNE ASSOCIATES, LLC

By: [signature]
Name: DAVID S. MILNE JR
Title: MANAGING MEMBER

Buyer:

COUNTRYSIDE US HOLDING CORP.

By:________________________________
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

Sellers:

THE LIGHTYEAR FUND AIV, L.P.
By: Lightyear Fund GP, LLC, as General Partner

By:______________________________
Name:
Title:

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.
By: Lightyear Fund GP, LLC, as General Partner

By:______________________________
Name:
Title:

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

By:______________________________
Name:
Title:

D. MILNE ASSOCIATES, LLC

By:______________________________
Name:
Title:

Buyer:

COUNTRYSIDE US HOLDING CORP.

By:______________________________
Name:
Title:

Exhibit A

Facilities

Ripon Cogeneration Facility

The Ripon Cogeneration Facility is a 46 MW (nominal) natural gas fired facility located in Ripon, California. The facility is configured with a General Electric LM-5000 STIG 120 gas turbine and SCR. In 1997, the facility was upgraded by adding inlet chilling. The facility connects into PG&E's transmission system through a 11kV interconnection. The facility was placed in commercial operation on April 25, 1988. The facility obtains its gas transportation through PG&E's Gas Distribution System.

San Gabriel Cogeneration Facility

The San Gabriel Cogeneration Facility is a 44 MW (nominal) natural gas fired facility located in San Gabriel Valley in the city of Pomona, in the eastern portion of Los Angeles County. The facility is configured with a General Electric LM-5000 STIG 120 gas turbine and SCR. The facility is interconnected with Southern California Edison (SCE) at an SCE-owned substation at 66kV. The facility was placed into commercial operation on January 4, 1986. The facility obtains its gas transportation through Southern California Gas Company's Gas Distribution System.

Exhibit 3.3

Instrument of Assignment and Transfer of Membership Interests

INSTRUMENT OF ASSIGNMENT AND TRANSFER OF MEMBERSHIP INTERESTS, dated June 29, 2005 (this "*Assignment*") among The Lightyear Fund AIV, L.P., a Delaware limited partnership ("*Lightyear Fund*"), Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership ("*Lightyear Co-Invest*"), Rockland Capital Energy Investments, LLC, a Delaware limited liability company ("*Rockland*"), and D. Milne Associates, LLC, a Delaware limited liability company ("*DMA*", and collectively together with Lightyear Fund, Lightyear Co-Invest and Rockland, the "*Sellers*"), and Countryside US Holding Corp., a Delaware corporation ("*Buyer*").

Pursuant to the Purchase and Sale Agreement dated as of June 29, 2005 (the "*Purchase Agreement*") by and among Sellers and Buyer, each Seller has agreed to sell, transfer, assign, convey and deliver to Buyer all of such Seller's right, title and interest in Lightyear Rockland Partners LLC (the "*Company*") consisting of the membership interests in the Company (the "*Membership Interests*") held by such Seller. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Purchase Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sellers and Buyer hereby agree as follows:

1. Each Seller hereby sells, transfers, assigns, conveys and delivers to Buyer, free and clear of all Liens (excluding restrictions on sales of securities under applicable securities laws) all of such Seller's right, title and interest in the Company consisting of the Membership Interests held by such Seller in the class and the number of units set forth in Annex A hereto (the "*Assigned Interest*"), together with all rights, benefits and privileges of such Seller under the Company's Amended and Restated Limited Liability Company Operating Agreement dated as of January 27, 2004 (the "*Operating Agreement*"), to have and to hold the same unto Buyer, its successors and assigns, from and after the date hereof, in accordance with and subject to the covenants, conditions, agreements, terms, obligations, restrictions and other provisions set forth in the Operating Agreement.

2. Buyer accepts such assignment and transfer of the Assigned Interest, with effect from and after the date hereof, in accordance with and subject to the covenants, conditions, agreements, terms, obligations, restrictions and other provisions set forth in the Operating Agreement.

3. This Assignment may not be modified, changed or supplemented, nor may any obligations hereunder be deemed waived, except by written instrument signed by the party to be charged.

4. THIS INSTRUMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

5. Each of Sellers hereby irrevocably waives any and all conditions or restrictions on transfer or other disposition of the Membership Interests contained in the Operating Agreement in connection with the transfer and assignment of the Membership Interests to Buyer.

6. Each of Sellers agrees that from time to time after the date hereof, it will execute and deliver such further instruments, and take such other action, as may be reasonably necessary to carry out the purposes and intents of this Assignment.

7. This Assignment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Assignment may be executed and delivered in counterpart signature pages executed and delivered via facsimile transmission, and any such counterpart executed and delivered via facsimile transmission shall be deemed an original for all intents and purposes.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each Seller has caused this Assignment to be executed and delivered as of the date first written above.

THE LIGHTYEAR FUND AIV, L.P.
By: **Lightyear Fund GP, LLC,**
as General Partner

By: ______________________________
Name: Timothy Kacani
Title: Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.
By: **Lightyear Fund GP, LLC,**
as General Partner

By: ______________________________
Name:
Title:

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

By: ______________________________
Name:
Title:

D. MILNE ASSOCIATES, LLC

By: ______________________________
Name:
Title:

ACKNOWLEDGED AND AGREED:

COUNTRYSIDE US HOLDING CORP.

By: ______________________________
Name:
Title:

IN WITNESS WHEREOF, each Seller has caused this Assignment to be executed and delivered as of the date first written above.

THE LIGHTYEAR FUND AIV, L.P.
By: **Lightyear Fund GP, LLC,**
as General Partner

By: ______________________________
Name: Timothy Kacani
Title: Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.
By: **Lightyear Fund GP, LLC,**
as General Partner

By: ______________________________
Name:
Title:

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

By: W Scott Harlan
Name: W. Scott Harlan
Title: COO

D. MILNE ASSOCIATES, LLC

By: ______________________________
Name:
Title:

ACKNOWLEDGED AND AGREED:

COUNTRYSIDE US HOLDING CORP.

By: ______________________________
Name:
Title:

IN WITNESS WHEREOF, each Seller has caused this Assignment to be executed and delivered as of the date first written above.

THE LIGHTYEAR FUND AIV, L.P.
By: **Lightyear Fund GP, LLC,**
as General Partner

By: ______________________________
Name: Timothy Kacani
Title: Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.
By: **Lightyear Fund GP, LLC,**
as General Partner

By: ______________________________
Name:
Title:

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

By: ______________________________
Name:
Title:

D. MILNE ASSOCIATES, LLC

By: [signature]
Name: DAVID S. MILNE Jr
Title: MANAGING MEMBER

ACKNOWLEDGED AND AGREED:

COUNTRYSIDE US HOLDING CORP.

By: ______________________________
Name:
Title:

IN WITNESS WHEREOF, each Seller has caused this Assignment to be executed and delivered as of the date first written above.

THE LIGHTYEAR FUND AIV, L.P.
By: **Lightyear Fund GP, LLC,**
as General Partner

By: ______________________________
Name: Timothy Kacani
Title: Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.
By: **Lightyear Fund GP, LLC,**
as General Partner

By: ______________________________
Name:
Title:

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

By: ______________________________
Name:
Title:

D. MILNE ASSOCIATES, LLC

By: ______________________________
Name:
Title:

ACKNOWLEDGED AND AGREED:

COUNTRYSIDE US HOLDING CORP.

By: ______________________________
Name:
Title:

Annex A

Membership Interests

The Lightyear Fund AIV, L.P.	Class A Common Shares: 598,560 Series A Preferred Shares: 17,438.048	59.856%
Lightyear Co-Invest Partnership, L.P.	Class A Common Shares: 1,440 Series A Preferred Shares: 41.952	00.144%
Rockland Capital Energy Investments, LLC	Class B Common Shares: 350,000	35%
D. Milne Associates, LLC	Class B Common Shares: 50,000	5%

Exhibit 8.1(d)

Opinion of Buyer's Counsel

TORYS LLP

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

June 29, 2005

The Lightyear Fund AIV, L.P.
Lightyear Co-Invest Partnership, L.P.
Rockland Capital Energy Investments, LLC
D. Milne Associates, LLC
c/o The Lightyear Fund AIV, L.P.
375 Park Avenue, 11th Floor
New York, NY 10152

Re: Purchase and Sale Agreement by and among The Lightyear Fund AIV, L.P., Lightyear Co-Invest Partnership, L.P., Rockland Capital Energy Investments, LLC, D. Milne Associates, LLC and Countryside US Holding Corp.

Ladies and Gentlemen:

We have acted as special New York counsel to Countryside US Holding Corp., a Delaware corporation (the "Company"), in connection with the Purchase and Sale Agreement dated as of the date hereof (the "Purchase Agreement") by and among The Lightyear Fund AIV, L.P., Lightyear Co-Invest Partnership, L.P., Rockland Capital Energy Investments, LLC, D. Milne Associates, LLC (collectively, the "Sellers") and the Company, the Assignment and Assumption Agreement dated as of the date hereof (the "Assignment Agreement" and, together with the Purchase Agreement, collectively, the "Agreements") by and among the Sellers and the Company, and related transactions. This opinion is being delivered to you pursuant to Section 8.1(d) of the Purchase Agreement at the request of the Company. All capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

We have examined the originals or copies, certified or otherwise identified to our satisfaction, of the certificate of incorporation and by-laws of the Company and such resolutions of the board of directors of the Company, such other records and such certificates and proceedings as we have deemed necessary or appropriate in order to render the opinion expressed herein. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals (and the authenticity of such originals) of all documents submitted to us as copies, the due authorization, execution and delivery of the Agreements by the Sellers and the Company and that the Agreements and the other documents relating thereto constitute legal, valid and binding

obligations of the Sellers enforceable in accordance with their terms. In addition, to the extent that matters of fact are involved in the conclusions expressed in the following opinion, such opinion, to the extent we have deemed proper, is based upon certificates of public officials and of officers and employees of the Company, and inquiries of officers and employees of the Company.

Based upon and subject to the foregoing and the further qualifications contained herein, we are of the opinion that:

1. The Agreements are enforceable against the Company in accordance with their terms.

2. Neither the execution and delivery of the Agreements by the Company, nor the consummation of the transactions contemplated thereby in accordance with their terms, violates, to our knowledge, any New York or United States federal statute applicable to the Company.

3. No consents, approvals or authorizations of, or filings with, any governmental agency of the State of New York or the United States of America are required for execution and delivery by the Company of the Agreements or the consummation by the Company of the transactions contemplated thereby, except for such consents, approvals, authorizations or filings as have been obtained on or prior to the date hereof and are in effect on the date hereof and except as disclosed in the Purchase Agreement or the schedules thereto.

Our opinion as to enforceability is limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting creditors' rights or remedies generally, (ii) principles governing the availability of specific performance, injunctive relief and other equitable remedies, (iii) applicable laws and court decisions which may limit, delay or render unenforceable certain terms and provisions contained therein, but which in our opinion do not substantially interfere with the practical realization of the benefits thereof, except for the economic consequences of any procedural delay which may be imposed by, relate to or result from such laws and court decisions, and (iv) general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).

We undertake no responsibility to advise you of any change in the law or the facts after the date hereof that would alter the scope or substance of the opinion expressed herein.

We have made no independent investigation as to the accuracy or completeness of any representation, warranty, data or other information, written or oral, made in connection with the transactions contemplated by the Agreements. For the purposes of the foregoing opinion, we assume that none of such information contains any untrue statement of material fact or omits any material facts necessary to make the statements made therein not misleading.

As used in this opinion, the expression "<u>to our knowledge</u>" means the conscious awareness of facts or other information, without investigation or verification, by the lawyers currently with the New York office of this firm who have given substantive attention to the legal representation of the Company in connection with matters relating directly to the transactions

contemplated by the Agreements.

In rendering the foregoing opinion we advise you that we are qualified to practice law in the State of New York and the opinions contained herein are expressly limited to, and we do not express any opinion herein concerning any laws of any jurisdiction other than, the laws of the State of New York, the Delaware General Corporation Law and the federal laws of the United States, in each case, which in our experience are normally applicable to unregulated business corporations and to transactions of the type contemplated by the Agreements.

This opinion has been issued in connection with the transactions contemplated under the Agreements and solely for the benefit of the Sellers, and, except in each instance with our prior written consent, may not be used or relied upon for any other purpose whatsoever or used or relied upon by any other person or entity.

Very truly yours,

Torys LLP

5502932.4
33400-2002

Exhibit 8.2(h)

Opinion of Sellers' Counsel

COVINGTON & BURLING

1330 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
TEL 212.841.1000
FAX 212.841.1010
WWW.COV.COM

NEW YORK
WASHINGTON, DC
LONDON
BRUSSELS
SAN FRANCISCO

June 29, 2005

Countryside US Holding Corp.
One North Lexington, 15th Floor
White Plains, NY 10601

Ladies and Gentlemen:

We have actéd as special New York counsel to The Lightyear Fund AIV, L.P. ("*Lightyear Fund*"), Lightyear Co-Invest Partnership, L.P. ("*Lightyear Co-Invest*"), Rockland Capital Energy Investments, LLC ("*Rockland*"), and D. Milne Associates, LLC ("*DMA*") (collectively, "*Sellers*") in connection with:

(i) the Purchase and Sale Agreement (the "*Purchase and Sale Agreement*"), dated as of even date herewith, by and among Sellers and Countryside US Holding Corp. ("*Countryside*"), as Buyer, for the Sale of the Membership Interests of Lightyear Rockland Partners LLC (the "*Company*"); and

(ii) the Assignment and Assumption Agreement (the "*Assignment and Assumption*"), dated as of even date herewith, by and among Sellers and Countryside, executed and delivered pursuant to Section 3.3(b) of the Purchase and Sale Agreement.

The Purchase and Sale Agreement and the Assignment and Assumption are referred to collectively herein as the "*Transaction Documents.*" Unless otherwise defined herein, capitalized terms used herein have the respective meanings provided in the Purchase and Sale Agreement.

We have reviewed the Transaction Documents and such corporate records, certificates and other documents, and such questions of law, as we have deemed necessary or appropriate for the purposes of this opinion. We have relied as to certain matters on information and certificates obtained from public officials, officers of each of Sellers, the general partners of Sellers (as applicable), the Company and Ripon Cogeneration, LLC ("*Ripon*") and other sources believed by us to be responsible.

We have assumed that all signatures are genuine, that all documents submitted to us as originals are authentic and that all copies of documents submitted to us conform to the originals. We have assumed further that each of the parties to the Transaction Documents has duly authorized, executed and delivered the Transaction Documents to which it is a party and

that each of the Transaction Documents is the valid and binding obligation of each party (other than Sellers), enforceable against such party (other than Sellers) in accordance with its terms. We have assumed further the accuracy as to factual matters of the representations and warranties set forth in the Transaction Documents.

Based upon the foregoing, and subject to the qualifications set forth below, we are of the opinion that, insofar as the law of the State of New York, the Delaware Limited Liability Company Act (the "*DLLCA*"), and the Federal law of the United States of America are concerned:

1. The Transaction Documents are enforceable against Sellers in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights, to general equity principles.

2. No consent, approval, authorization or other action by or filing with or notice to any governmental agency or instrumentality of the State of New York or the United States of America is required or necessary on the part of Sellers for the execution and delivery by Sellers of the Transaction Documents or the consummation of the transactions contemplated thereby.

3. The execution and delivery by Sellers of the Transaction Documents, and the consummation of the transactions contemplated thereby in accordance with their respective terms, do not violate any New York or Federal statute or law or any regulation under any such statute or law known to us, having applicability to Sellers.

4. Each of the Company and Ripon is a limited liability company validly existing and in good standing under the laws of the State of Delaware. Based solely on our review of the Certificates of Good Standing - Foreign Limited Liability Company with respect to Ripon dated June 28, 2005, as of June 28, 2005, Ripon was entitled to transact intrastate business in the State of California subject, however, to licensing requirements otherwise imposed by the laws of the State of California.

5. All of the issued and outstanding membership interests of the Company as set forth in Annex A have been validly issued by the Company, and the liability of the holders with respect to obligations of the Company is limited in accordance with and subject to the provisions of the DLLCA and the Amended and Restated Operating Agreement of the Company. All of the issued and outstanding membership interests of Ripon have been validly issued and are owned by the Company, and the liability of the Company with respect to the obligations of Ripon is limited in accordance with and subject to the provisions of the DLLCA and the Amended and Restated Operating Agreement of Ripon.

6. Neither the Company nor Ripon is an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

7. Each of the Facilities is, as of immediately prior to the Closing, a "qualifying cogeneration facility" as that term is defined in Section 3(18)(B) of the Federal Power Act, as amended ("*FPA*"), which meets the operating and efficiency standards and ownership criteria

specified in the regulations of the Federal Energy Regulatory Commission (the "*Commission*") at 18 C.F.R. §§292.203(b), 292.205 and 292.206 ("*Qualifying Facility*").

8. Neither the Company nor Ripon is, as of immediately prior to the Closing, (a) an "electric utility company" or a "holding company" as defined in the Public Utility Holding Company Act of 1935, as amended ("*PUHCA*"), (b) subject to the FPA, other than as contemplated by 18 C.F.R. 292.601(c), or (c) subject to any state law or regulation providing for the regulation of electric utilities or public utilities, other than as contemplated by 18 C.F.R. 292.602(c).

The foregoing opinion is subject to the following qualifications:

(a) We express no opinion as to (i) waivers of defenses, subrogation and related rights, rights to trial by jury, rights to object to venue, or other rights or benefits bestowed by operation of law, (ii) arbitration provisions, (iii) time-is-of-the-essence provisions, (iv) releases or waivers of unmatured claims or rights, (v) indemnification, contribution, exculpation or arbitration provisions, or provisions for the non-survival of representations, to the extent they purport to indemnify any party against, or release or limit any party's liability for, its own breach or failure to comply with statutory obligations, or to the extent such provisions are contrary to public policy, (vi) restrictions upon transfers, pledges or assignments of a party's rights under the Transaction Documents, (vii) provisions purporting to supersede equitable principles, including without limitation provisions requiring amendments and waivers to be in writing and provisions making notices effective even if not actually received, or (viii) grants of powers of attorney or proxies. Further, any opinion expressed herein with respect to the validity or enforceability of any term or provision of any Transaction Document is limited solely to such term or provision of such Transaction Document, and is not an opinion with respect to, and we express no opinion with respect to, any other agreement or instrument that may be referred to in a Transaction Document if such other agreement or instrument is not itself a Transaction Document.

(b) We express no opinion as to (i) any legal requirements or restrictions applicable to any Person other than Sellers, the Company or Ripon, or (ii) any tax laws or the Employee Retirement Income Security Act of 1974, as amended.

(c) Our opinions in paragraphs 2 and 3 above are limited to laws and regulations normally applicable to transactions of the type contemplated by the Transaction Documents and do not extend to laws or regulations relating to, or to licenses, permits, approvals and filings necessary for, the conduct of the business of the Companies. Without limiting the generality of the foregoing, except as set forth in paragraphs 6 through 8 we express no opinion under the FPA, the Powerplant and Industrial Fuel Use Act, as amended, the Public Utility Regulatory Policies Act, as amended, PUHCA, and the regulations promulgated and decisions and orders issued under any of such Acts by the Commission or the Securities and Exchange Commission.

(d) We have relied for the purpose of paragraph 7 on representations by the Sellers that no electric utility or electric utility holding company, and no wholly or partially owned subsidiary of an electric utility or an electric utility holding company, and no combination of electric utilities, electric utility holding companies, and subsidiaries of electric utilities and

electric utility holding companies, as those terms are used for purposes of Part 292 of the Commission's regulations, holds more than 50% of the capital stock in the Company or Ripon. We have also assumed, without undertaking any independent investigation, that the statements concerning the physical characteristics of the Facilities contained in the notices of self-recertification of the Facilities as Qualifying Facilities filed January 15, 2004, are accurate, and that, to the extent that those notices of self-recertification incorporate by reference prior notices of self-recertification, there have been no changes in such characteristics that would affect either Facility's Qualifying Facility status.

We are members of the bar of the State of New York. We do not express any opinion on any laws other than the law of the State of New York, the DLLCA and the Federal law of the United States of America.

This opinion is given solely for your benefit and may not be disclosed to or relied upon by any other person (other than in connection with an assignment of rights under the Transaction Documents as collateral security to financial institutions having extended credit to Buyer or its Affiliates) without our prior written consent.

Very truly yours,

Compton & Bailey

ANNEX A

Company Membership Interests

The Lightyear Fund AIV, L.P.	Class A Common Shares: 598,560 Series A Preferred Shares: 17,438.048	59.856%
Lightyear Co-Invest Partnership, L.P.	Class A Common Shares: 1,440 Series A Preferred Shares: 41.952	00.144%
Rockland Capital Energy Investments, LLC	Class B Common Shares: 350,000	35%
D. Milne Associates, LLC	Class B Common Shares: 50,000	5%

Schedule 1.1(a)

Intercompany Arrangements

1. Management Services Agreement among the Company, Ripon and Rockland Capital Energy Investments, LLC, dated as of January 27, 2004.

2. Management Services Agreement, dated as of January 27, 2004, by and among Lightyear Capital, LLC, the Company and Ripon.

3. Management Services Agreement, dated as of January 27, 2004, by and among D. Milne Associates, LLC, the Company and Ripon.

Schedule 1.1(b)

Persons with Sellers' Knowledge

Michael DelGiudice
Scott Harlan
Shane Litts
Will Zapalac
Joyce Tang
Helen Yang
Michael Herz

Schedule 7.1

Press Releases

Attached hereto.

LIGHTYEAR CAPITAL
375 PARK AVENUE, 11TH FLOOR, NEW YORK, NY 10152

FOR IMMEDIATE RELEASE

Lightyear Capital:
Ryan Stepanian
212-328-0514
ryan.stepanian@lycap.com

LIGHTYEAR CAPITAL SELLS RIPON COGENERATION LLC FOR US $96 MILLION

NEW YORK, New York – (June 29, 2005) – Lightyear Capital, LLC, a private equity firm that manages more than $2 billion in assets, today announced it has sold its controlling interest in Ripon Cogeneration LLC ("Ripon") to Countryside Power Income Fund in a transaction valued at US$96 million.

Lightyear Capital, along with its management partners acquired Ripon from Tractebel Power, Inc, a subsidiary of Suez SA (NYSE: SZE) in January 2004. Ripon is an owner and operator of two gas-fired cogeneration plants in California powered by General Electric combustion turbines.

- The Ripon Cogeneration Facility, located near San Francisco in Ripon, California, has been in operation since 1988 and has a generation capacity of 51 megawatts. It has a power purchase agreement to 2018 with Pacific Gas & Electric Company, the principal utility operating subsidiary of PG&E Corp (PCG:NYSE), the largest electric utility in California.
- The San Gabriel Cogeneration Facility, located near Los Angeles in Pomona, California, has been in operation since 1986 and has a generation capacity of 44 megawatts. It has a power purchase agreement to 2016 with Southern California Edison Company, the principal utility operating subsidiary of Edison International (EIX:NYSE), the second-largest electric utility in California.

"Ripon represented an attractive financial arbitrage opportunity. With long-term contracts to purchase gas on the one hand and to sell energy on the other, Ripon's cash flows were predictable and long-term," said Donald B. Marron, chairman and chief executive officer of Lightyear Capital, LLC. "Lightyear purchased Ripon in early 2004 after identifying some trends in the industry causing power companies to explore divestiture options."

-more-

ABOUT LIGHTYEAR CAPITAL

Lightyear Capital LLC is a New York-based private equity investment firm that makes control investments in the financial services industry and in other select industries in the United States and Europe. Lightyear Capital currently manages approximately $2 billion in capital, including $750 million through The Lightyear Fund. Led by Donald B. Marron, former chairman and CEO of PaineWebber Group, Inc., Lightyear's senior investment professionals each have an average of more than 20 years of financial services operating and investment experience. For more information, please visit www.lycap.com

###

ROCKLAND CAPITAL ENERGY INVESTMENTS, LLC

2204 Timberloch Place
Suite 190
The Woodlands, TX 77380

Phone: 832-858-0035
Fax: 832-585-0104

FOR IMMEDIATE RELEASE

ROCKLAND CAPITAL SELLS INTERESTS IN RIPON COGENERATION

(New York, NY – June 29, 2005) – Rockland Capital Energy Investments, LLC ("Rockland") announced today that it, along with its partners, Lightyear Capital and D. Milne Associates, has sold its interests in Ripon Cogeneration, LLC to Countryside Power Income Fund (TSX:COU.UN).

Ripon Cogeneration, LLC owns and operates the 51 MW Ripon cogeneration facility located 70 miles south of Sacramento, California, and the 44 MW San Gabriel cogeneration facility, located in Pomona, California. Both facilities are fueled with natural gas and hold long-term agreements to serve regulated utilities in their respective service areas. The transaction was structured as a sale of 100% of the interests of Ripon Cogeneration's holding company, Lightyear Rockland Partners, LLC.

Rockland continues to own and operate Prime Energy, LP a New Jersey cogeneration project and remains active in project acquisition, management, restructuring and development for the U.S. and international power markets.

"The divestiture of the Ripon projects is consistent with our business philosophy to continually evaluate our assets in light of market opportunities," said Scott Harlan, Chief Operating Officer and Managing Director of Rockland. "In our short period of ownership we were able to create value from both an operational and contractual standpoint. In addition, Rockland benefited from its willingness to invest in the California market prior to its full recovery."

Rockland is a private energy investment firm managed by Scott Harlan and David Yeager in Houston. Rockland is active in the European markets through its affiliate in London managed by Martin Pickard. The firm was created in 2003 to capitalize on the substantial business opportunities in the deregulated power industry in North America and Europe.

For more information, visit www.rocklandcapital.com.

Schedule 7.5

Collective Bargaining Agreements

I. Non-Union Employees

Ripon
James Charles, Plant Manager, 4/4/2005
Charles Toulou, Production Support Supervisor, 11/24/1980
Michael Grace, Site Administrator, 11/19/2001

San Gabriel
Kevin Gaddis, Plant Manager, 1/3/2000
James Groff, Production Support Supervisor, 4/3/2000
Donna Wynn, Site Administrator, 7/30/2001

II. NAES Benefit Plans

BENEFIT	ELIGIBILITY	DESCRIPTION	WHO PAYS
Retirement and 401K			
Employee 401K account	First day of the month following date of hire or change to regular status.	Employee may contribute up to 60% of pre-tax earnings up to $14,000 per calendar year (2005).	Employee
	Vesting - employee is always 100% vested in their own contributions.	Employees age 50 and older may also make an additional "catch-up" contribution up to $4,000 per calendar year (2005).	
Employer Matching 401K account	First day of the month following 12 months of service in which 1000 hours have been worked. Vesting 1 yr. of service - 20% 2 yrs. of service - 40% 3 yrs. of service - 60% 4 yrs. of service - 80% 5 yrs. of service -100%	Employer matches 1/2 of first 6% of pre-tax earnings contributed by employee.	Employer

BENEFIT	ELIGIBILITY	DESCRIPTION	WHO PAYS
Retirement account	First day of the month following 12 months of service in which 1000 hours have been worked. <u>Vesting</u> After 1 yr. service - 20% After 2 yrs. service - 40% After 3 yrs. service - 60% After 4 yrs. service - 80% After 5 yrs. service - 100%	6% of employee's gross earnings allocated monthly to employee account.	Employer
Health Insurance Plans		***Employees may elect full coverage (Medical, Dental & Vision) or Dental coverage only or Medical & Vision only.***	
Medical Insurance	First day of month following employment for employees working 20 or more hours per week.	A PPO (Provider network) designed health and vision insurance plan. 80% - 90% medical benefit level after deductible for in-network services.	Employer pays 70-80% of premium.
Dental Insurance	First day of month following employment for employees working 20 or more hours per week.	Dental plan provided through Delta Dental. 80% benefit for routine dental services after deductible; exams paid in-full; orthodontia coverage included.	Employer pays 70-80% of premium
Vision Benefit	First day of month following employment for employees working 20 or more hours per week.	Eye exam per calendar year ($10 co-pay). Frames and Frame-lenses or Contact Lenses, per pair, in a Calendar Year-100% up to $200 maximum per person.	Employer pays 70-80% of premium
FlexLeave	All regular employees. Accumulation begins on the first day of employment and may be used as accrued. Part-time employees working a minimum of 20 hours per week on a regular basis qualify for pro-rated FlexLeave pay.	Paid time away from work for vacations, funerals, personal leave, family emergencies and first day of illness or injury.	Employer

Length of Service	Hours Accumulated	Maximum Accrual
first 5 yrs	10.67/mo	160 hrs
after 5 yrs	14.00/mo	200 hrs
after 15 yrs	17.34/mo	240 hrs
after 20 yrs	20.67/mo	280 hrs

BENEFIT	ELIGIBILITY	DESCRIPTION	WHO PAYS
Short Term Disability			
Basic Benefit	All regular employees Basic benefit applies when all accrued Disability Account hours are used.	Benefit of 60% of base pay to maximum of $750.00 per week for up to 26 weeks.	Employer
Disability Account	All regular employees May use Disability Account accrual as necessary for employee or family illness or injury upon date of hire. Part-time employees working 20+ hours per week earn a pro-rated amount of Disability Account hours.	12.50 hours accrued per month up to 1040 hours. Disability Account hours may be used after the first 8 hours of absence per occurrence for work and non-work related employee illness, family (dependent child, spouse or parent) illness, injury, disability, or hospitalization.	Employer
Holidays	All full-time regular employees Part-time employees working a minimum of 20 hours per week on a regular basis qualify for pro-rated holiday pay.	New Year's Day Presidents' Day Memorial Day Independence Day Labor Day Thanksgiving Day after Thanksgiving Christmas Day	Employer
Jury/Witness Duty	All regular employees Part-time employees working a minimum of 20 hours on a regular basis qualify for pro-rated jury/witness duty.	For qualified duty, regular base wage/salary will be continued as long as duty pay is assigned to the company.	Employer
Armed Forces Reserve Leave	All regular employees employed for more than 1 year. All regular employees employed for less than 1 year. Part-time employees working a minimum of 20 hours on a regular basis qualify for pro-rated armed forces reserve leave.	Difference between military pay and regular salary for 2 weeks. Difference between military pay and regular salary for 1 week.	Employer

BENEFIT	ELIGIBILITY	DESCRIPTION	WHO PAYS
Long-Term Disability	Upon hire for employees working 20 or more hours per week.	Benefit begins after 6 months of total disability. Benefits pays 60% of basic monthly earnings not to exceed $5,000/month. Minimum benefit of $50/month.	Employer pays premium based on the first $50,000 of base pay. Employee pays for premium on base pay in excess of $50,000, to a maximum of $100,000.
Life Insurance	Upon hire for employees working 20 or more hours per week.	1½ times annual base salary rounded to next higher $1,000 to a maximum of $50,000.	Employer
Optional Term Life Employee/Spouse/ Child	Upon approval of insurance company.	Employee may elect 1 or 2 times annual base salary. Spouse may be covered for ½ of employee combined amount (up to $125,000 max). Child coverage is a flat $2,000 per child.	Employee
Accidental Death & Dismemberment	Upon hire for employees working 20 or more hours per week.	2½ times annual base salary rounded to next higher $1,000 to a maximum of $250,000.	Employer
Business Travel Accidental Death & Dismemberment	Same as above	Additional 5 times annual base salary rounded to next higher $1,000 to a maximum of $600,000.	Employer
Supplemental AD&D for Employee	Insurance effective upon completion of application.	Additional 2½ times annual base salary rounded to next higher $1,000 to a maximum of $250,000.	Employee
Supplemental AD&D for Employee and Family	Insurance effective upon completion of application.	Employee - Additional 2½ times annual base salary rounded to next higher $1,000 to a maximum of $250,000. Family - Benefits payable as per MetLife benefit schedule.	Employee
Tax-Free Benefit Enhancement Plan	All regular employees working 20 or more hours per week are eligible upon date of hire.	Part I: Tax-Free Insurance Premium Deduction Part II: A. Health care spending account B. Dependent Care spending account	Employee

BENEFIT	ELIGIBILITY	DESCRIPTION	WHO PAYS
Employee Assistance Program	First day of the month following employment for regular employees and part-time employees working 20 or more hours per week.	Confidential counseling assessment to identify problems and resources available for help.	Employer
Student Scholarship Program	All regular status employees	The company provides academic scholarship awards to selected dependent children of employees to assist with the advancement of their education. The program awards scholarships annually, with scholarship amounts up to two thousand US dollars per student per year.	Employer
Educational Assistance Program	First day of employment.	Tuition reimbursement for pre-approved courses that relate to employees current or projected position.	Employer - providing a grade C or better is achieved. Max: $2500/yr.

Schedule 7.6

Excluded Assets

1. Southern California Gas Company (SoCalGas), the local gas distribution company for the San Gabriel project, considered us as a new customer as a result of our change in name from Ripon Cogeneration, Inc. to Ripon Cogeneration, LLC. As a new customer, tariff regulations required us to deposit 2 months' credit support for gas deliveries into SoCalGas' system. Historical usage at the time resulted in a required deposit of $196,079.49. SoCalGas has informed Ripon that this deposit will be refunded after a 12 month payment history is established and the receipt of Ripon's 2004 audited financial statements. SoCalGas is currently awaiting the receipt of the 2004 audit following which they will release the deposit.

Table of Contents

RECEIVED
2006 APR 27 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

X –Securities Trading

None

XI – Organization Documents and Certain Material Contracts

XII – Other Miscellaneous Documents

1. ***Annual Reports***

2. ***News Releases (Distributions)***

2.1. ***News Releases (Earnings Release)***

2.2. ***News Releases (Other)***

B. Documents to be Distributed by the Fund to the Unitholders of the Fund Pursuant to the Securities Act

C. DOCUMENTS FILED PURSUANT TO THE TSX COMPANY MANUAL

(For the Period from January 1, 2005 to April 24, 2006)

D. Documents to be Distributed by the Fund to the Unitholders of the Fund Pursuant to the TSX Company Manual

I – Distribution Notice

II – Annual Financial Statements, Annual Reports and Associated Management's Discussion and Analysis

III – Interim Financial Statements

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN

COUNTRYSIDE CANADA ACQUISITION INC.
as Borrower

AND

THE TORONTO-DOMINION BANK
as Administration Agent, Lead Arranger and Bookmanager

AND

THE TORONTO-DOMINION BANK
and each other Financial Institution
from time to time party hereto,
as Lenders

MADE AS OF

June 27, 2005

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT is made as of June 27, 2005

BETWEEN:

COUNTRYSIDE CANADA ACQUISITION INC., a corporation incorporated under the laws of Canada (hereinafter referred to as the **"Borrower"**)

- and -

THE TORONTO-DOMINION BANK, in its capacity as Administration Agent (hereinafter referred to as the **"Agent"**)

- and -

THE TORONTO-DOMINION BANK and each other financial institution from time to time party to this Agreement and shown as a Lender on the signature pages hereto (hereinafter in such capacities individually referred to as a **"Lender"** and collectively in such capacities referred to as, the **"Lenders"**).

WHEREAS the Borrower has requested the Credit Facilities and the Lenders have agreed to provide the Credit Facilities to the Borrower on the terms and conditions herein set forth;

AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities;

AND WHEREAS the Borrower, the Agent and the lenders thereunder were parties to a credit agreement dated as of April 8, 2004 (the **"Original Credit Agreement"**);

AND WHEREAS the Original Credit Agreement was amended and restated as of March 23, 2005 (the **"Existing Credit Agreement"**);

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement on the terms hereof to be effective on the Effective Date;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.01 **Definitions**

In this Agreement unless something in the subject matter or context is inconsistent therewith:

"**Acquiring Lender**" and "**Acquiring Lenders**" have the meanings set forth in Section 7.09(3).

"**Acquisition**" will mean, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person.

"**Actual Knowledge**" means the knowledge of Göran Mörnhed, Edward Campana, Allen Rothman, David Godkin and Derek Macartney and each other individual from time to time occupying the same or a similar position with a Restricted Party as those individuals currently occupy, after due inquiry with their direct reports and review of such other books, records and other assets of the Borrower and the Restricted Parties as they judge, acting reasonably, to be relevant.

"**Additional Compensation**" has the meaning set forth in Section 15.01.

"**Advance**" means a borrowing by the Borrower by way of a Prime Rate Advance, a US Base Rate Advance, a BA Equivalent Note, a LIBOR Advance, a Swingline Loan or acceptance by a Lender of a draft or depository bill presented for acceptance as a Bankers' Acceptance and any reference relating to the amount of Advances will mean the sum of the principal amount of all outstanding Prime Rate Advances, US Base Rate Advances, LIBOR Advances and Swingline Loans, whether as a result of an Advance, deemed advance, Conversion or Rollover, plus the face amount of all outstanding Bankers' Acceptances and BA Equivalent Notes.

"**Affected Loan**" has the meaning set forth in Section 15.02.

"**Affiliate**" has the meaning ascribed thereto in the *Business Corporations Act* (Ontario) and for greater certainty includes a Subsidiary of the Borrower.

"**Agent**" means TD in its capacity as administration agent for the Lenders, including any successor agent pursuant to Section 14.08 hereof.

"**Agent's Account**" means (i) for Canadian Dollars, the account of the Agent at The Toronto-Dominion Bank, International Centre Toronto, 66 Wellington Street West, 5th Floor, Toronto,

Ontario, M5K 1A2, SWIFT: TDOMCATTTOR, for the account of Agency Administration, Canadian Dollar Account number 0360-01-2293299, Reference: Countryside Canada Acquisition Inc., or (ii) for U.S. Dollars, Bank of America NT & SA, New York, SWIFT: BOFAUS3N, ABA 026 009 593, for credit to The Toronto-Dominion Bank, Toronto, for further credit to Agency Administration Account number 0360-01-2293396, Reference: Countryside Canada Acquisition Inc.

"Agreement" means this agreement, the schedules and all amendments made hereto in accordance with the provisions hereof as amended, revised, replaced, supplemented or restated from time to time.

"AJG" means AJG Financial Services, Inc.

"AJG Note" means the purchase money note dated as of April 8, 2004 issued to Resource Generating Systems, Inc. by AJG.

"Annual Financial Forecast" means the forward-looking cash flow model (including a forecast of Capital Expenditures) of Countryside Canada on a Modified Consolidated Basis and USEB consolidated on a combined basis, and on a facility by facility basis and consistent with the financial model delivered to the Lenders on the Original Closing Date.

"Applicable GAAP" means with respect to the Obligors and the Fund, GAAP and with respect to USEB, the USEB Entities and Countryside U.S., US GAAP.

"Applicable Law" will mean, in respect of any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees and all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority and will also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation in each case having the force of law (collectively the **"Law"**) relating or applicable to such Person, property, transaction, event or other matter.

"Applicable Margin" means with respect to any Advance, the percentage rate per annum determined in accordance with clauses (a) and (b) below based on the Total Debt to EBITDA Ratio as at the end of the Borrower's most recently completed Fiscal Quarter (in this definition such Fiscal Quarter is the **"Relevant Quarter"**). The Applicable Margin to be applied with respect to an Advance will be the Applicable Margin on the relevant date of the Drawdown, Conversion or Rollover, as the case may be. The Applicable Margin will change, if required, only once per Fiscal Quarter, on the third Business Day (the **"Applicable Margin Adjustment Date"**) after the unaudited quarterly financial statements required to be delivered pursuant to Section 10.03(1) for the Relevant Quarter and the related Compliance Certificate required to be delivered pursuant to Section 10.03(3) are delivered to the Agent. Each Applicable Margin will be adjusted on the Applicable Margin Adjustment Date. Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin, (i) if the Borrower fails to deliver financial statements and such Compliance Certificate when required, the Total Debt to EBITDA Ratio will be deemed to be Level V until such documents have been delivered; and (ii) if the audited annual financial statements and related Compliance Certificate delivered to the

Agent pursuant to Section 10.03(3) disclose a different Total Debt to EBITDA Ratio than disclosed in the unaudited financial statements and related Compliance Certificate for the last Fiscal Quarter of the Fiscal Year previously delivered pursuant to such Sections, the Applicable Margin will be increased or decreased, as the case may be, with effect as of the appropriate Applicable Margin Adjustment Date. For greater certainty, there will be no adjustments to LIBOR Advances, Bankers' Acceptances and BA Equivalent Notes that are outstanding on the Applicable Margin Adjustment Date.

(a)

Level	**Total Debt to EBITDA Ratio**	**Prime Rate Margin and US Base Rate Margin**	**BA Stamping Fee Rate and LIBO Rate Margin**	**Standby Fee Rate**
I	≤1.00	0.75%	1.75%	0.425%
II	>1.00≤ 1.75	1.00%	2.00%	0.50%
III	>1.75 ≤ 2.50	1.375%	2.375%	0.60%
IV	>2.50 ≤ 3.00	1.75%	2.75%	0.675%
V	>3.00 ≤ 3.50	2.25%	3.25%	0.75%

(b) Upon the occurrence of, and during the continuance of, an Event of Default, the Applicable Margin will be at the applicable level (given the Total Debt to EBITDA Ratio) for the applicable type of Advance, plus 2.00% per annum. Notwithstanding anything to the contrary contained in any Credit Document, to the extent that the charges and security interest created by the Security charge real property or any interest therein such charges and security interests will secure interest after the occurrence of an Event of Default at the same rates as those in effect prior to such occurrence.

"Applicable Margin Adjustment Date" has the meaning set forth in the definition of Applicable Margin.

"Applicable Order" means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority.

"Approved Asset Dispositions" means any Dispositions approved of by the Majority Lenders by any Restricted Party of tangible personal property outside of the normal course of its business once the cumulative amount of such dispositions during the term of this Agreement exceeds $5,000,000.

"Arm's Length" has the meaning specified in the definition of **"Non Arm's Length"**.

"Assignment Agreement" means an assignment agreement substantially in the form of Schedule E to this Agreement.

"BA Discount Proceeds" means, with respect to a particular Bankers' Acceptance or BA Equivalent Note, the following amount:

$$\frac{\quad}{1+\frac{D \times T}{365}}$$

where

F means the face amount of such Bankers' Acceptance or BA Equivalent Note;

D means the applicable BA Discount Rate for such Bankers' Acceptance or BA Equivalent Note; and

T means the number of days to maturity of such Bankers' Acceptance or BA Equivalent Note,

with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

"BA Discount Rate" means, (a) for any Bankers' Acceptance or BA Equivalent Note to be accepted by a BA Lender that is a Schedule I Lender on any Drawdown Date, Rollover Date or Conversion Date, as the case may be, CDOR on such Drawdown Date, Rollover Date or Conversion Date, as the case may be, for a period identical to the term to maturity of the relevant Bankers' Acceptance or BA Equivalent Note, and (b) for any Bankers' Acceptance or BA Equivalent Note to be accepted by a BA Lender that is not a Schedule I Lender, the lesser of (i) such Lender's own bankers' acceptance rate, and (ii) the Agent's own bankers' acceptance rate plus 0.10% per annum in either case for a period identical to the term to maturity of the relevant Bankers' Acceptance or BA Equivalent Note.

"BA Equivalent Note" has the meaning set forth in Section 6.01(1).

"BA Lender" means any Lender which has not notified the Agent in writing that it is unwilling or unable to accept Drafts as provided for in Article 6

"BA Stamping Fee" means the amount calculated by multiplying the face amount of a Bankers' Acceptance or a BA Equivalent Note by the BA Stamping Fee Rate and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers' Acceptance or purchase of such BA Equivalent Note by a Lender up to but excluding the maturity date of such Bankers' Acceptance or BA Equivalent Note and the denominator of which is 365.

"BA Stamping Fee Rate" means, with respect to a Bankers' Acceptance or a BA Equivalent Note, the applicable percentage rate per annum indicated below the reference to "BA Stamping

Fee Rate" in the definition of "Applicable Margin" relevant to the period in respect of which a determination is being made.

"Bankers' Acceptance" means a depository bill, as defined in the *Depository Bills and Notes Act* (Canada) in Canadian dollars that is in the form of a Draft signed by or on behalf of the Borrower and accepted by a BA Lender as contemplated under Section 6.01 or, for Lenders not participating in clearing services as contemplated in that Act, a draft or other bill of exchange in Canadian Dollars that is signed on behalf of the Borrower and accepted by a Lender.

"Biogas Projects" means the 22 biogas projects owned indirectly by USEB and directly by the USEB Entities and listed on the attached Schedule H.

"Borrower" means Countryside Canada Acquisition Inc., a Canadian corporation and includes its successors by amalgamation or otherwise.

"Borrower's Counsel" means the firm of Cassels, Brock & Blackwell LLP or such other firm or firms of legal counsel as the Borrower may from time to time designate.

"Breakage Costs" means all costs, losses and expenses incurred by any Lender by reason of the liquidation or deployment of deposits or other funds, the breakage of hedging or LIBOR contracts, the redeployment of funds, or for any other reason whatsoever resulting from the prepayment of any LIBOR Advance, Bankers' Acceptance or BA Equivalent Note prior to expiry of the Interest Period applicable thereto, all as set out in a certificate delivered to the Borrower by any Lender entitled to receive same.

"Business" means the ownership and operation of the District Energy Systems and the biogas energy generation systems substantially similar to those currently conducted by the Biogas Projects.

"Business Day" means, for all purposes other than in respect of a LIBOR Advance, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Toronto, Ontario and in New York, New York and, in respect of a LIBOR Advance, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Toronto, Ontario, New York, New York and in London, England.

"Canadian Dollars", **"Cdn. Dollars"** and **"Cdn.$"** mean the lawful money of Canada.

"Capital Expenditures" means, for any period, any expenditure made by (i) USEB, on a consolidated basis and (ii) Countryside Canada, on a Modified Consolidated Basis, for fixed or capital assets that would be classified as a capital expenditure in accordance with Applicable GAAP.

"Capital Lease" means a capital lease or a lease which should be treated as a capital lease under Applicable GAAP.

"Capitalization" means, from and effective as of June 30, 2004, the sum of Total Debt and Shareholders' Equity and the book value of the principal amount outstanding under the

Countryside Canada Notes and other subordinated debt approved by the Lenders to be included in this definition from time to time all pursuant to Applicable GAAP.

"Capitalized Lease Obligations" means, with respect to any Person, at any time, all liabilities of the Person as lessee in respect of all rentals under any lease of (or other arrangement conveying the right to use) real or personal property, which, in accordance with Applicable GAAP, have been or are required to be capitalized on the books of the Person; the term "rentals" means, all payments which the lessee is required to make by the terms of any lease or other arrangement.

"Cash Equivalents" means:

(i) marketable direct obligations issued by, or unconditionally guaranteed by, the government of Canada or the government of the United States or any agency or instrumentality of either of them, and backed by the full faith and credit of Canada or the United States, as the case may be, in each case maturing within one year from the date of acquisition;

(ii) term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of Canada or the United States or any state thereof having combined capital and surplus of not less than $300,000,000; and

(iii) commercial paper of an issuer rated at least A-1+ or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's or at least R-1 (High) or the equivalent thereof by DBRS, and in each case maturing within six months from the date of acquisition.

"Cash Taxes" means, with respect to any period for any Person, the aggregate of all Taxes based upon the income of such Person, determined on a consolidated basis, or in the case of Countryside Canada, on a Modified Consolidated Basis, in accordance with Applicable GAAP, that are payable on a current basis in cash in such period.

"CDOR" means, for any day and relative to Cdn. Dollar Bankers' Acceptances or BA Equivalent Notes having any specified term and face amount, the average of the annual rates for Cdn. Dollar Bankers' Acceptances having such specified term and face amount (or a term and face amount as closely as possible comparable to such specified term and face amount) of the banks named in Schedule I of the *Bank Act* (Canada) that appears on the Reuters Screen CDOR page as of 10:00 a.m. on such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto time) on the preceding Business Day), provided that if such rate does not appear on the Reuters Screen CDOR page at such time on such date, CDOR for such date will be the annual discount rate of interest (rounded upward to the nearest whole multiple of 1/100 of 1%) as of 10:00 a.m. (Toronto time) on such date at which the Agent is then offering to purchase bankers' acceptances accepted by it having a comparable aggregate face amount and identical maturity date to the aggregate face amount and maturity date of such Bankers' Acceptances or BA Equivalent Notes, as the case may be.

"**Change of Control**" means, following the Original Closing Date, with respect to the Fund, the acquisition by any person or group of persons who are associates (as such term is defined in the *Securities Act* (Ontario)), or who act together in concert for such purpose of units or other voting securities of the Fund to which are attached more than 50% of the votes that may be cast to elect directors, trustees or other Persons charged with the direction of the management of the Fund.

"**Commitment**" means, from the Effective Date, in respect of each Lender from time to time, the maximum amount of Advances which the Lender has covenanted to make as set forth in Schedule A to this Agreement (which will be amended and distributed to all parties by the Agent from time to time as other persons become Lenders or as such Commitments are re-allocated pursuant to Section 7.09(4)), which for greater certainty will in each case be reduced by such Lender's Proportionate Share of the amount of any permanent repayments, reductions or prepayments required or made hereunder.

"**Commitment Extension Date**" has the meaning set forth in Section 7.09(3).

"**Compliance Certificate**" means the certificate required pursuant to Section 10.03(3), substantially in the form annexed as Schedule D and signed by a senior officer of the Borrower.

"**Computer Equipment**" means all computers, software or other equipment that includes computing technology or embedded logic such as microchips and sensors whether owned or leased.

"**Confirmations**" means the confirmation made by the Borrower and the Guarantors in favour of the Agent and delivered to the Agent pursuant to Section 3.01(f), pursuant to which the Borrower and the Guarantors, as applicable, confirm the continuing validity, force and effect of (i) their respective obligations under this Agreement or guarantees previously delivered by them, as applicable, and (ii) the Security given by them in favour of the Agent therefor.

"**Consenting Lender**" and "**Consenting Lenders**" have the meanings set forth in Section 7.09(1).

"**Contingent Obligation**" means, with respect to any Person, calculated without duplication, obligations of such Person in respect of synthetic lease obligations, deferred purchase money obligations, contingent liabilities in respect of letters of credit, letters of guarantee and similar instruments, capital stock which in accordance with GAAP is not included in shareholders' equity, (excluding each of Cinergy Energy Solutions, Inc.'s and AJG's minority interest in USEB), net obligations under interest rate or currency swap transactions, contingent liabilities required to be treated as a liability on a balance sheet of such Person in accordance with Applicable GAAP and contingent liabilities under any guarantee of any of the foregoing, but excluding operating leases and trade payables arising in the ordinary course of business.

"**Contributing Lender**" has the meaning set forth in Section 14.11(2).

"**Conversion**" means a conversion of an Advance pursuant to Section 2.06(1).

"Conversion Date" means the date specified by the Borrower as being the date on which the Borrower has elected to convert one type of Advance into another type of Advance and which will be a Business Day.

"Conversion Notice" means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Borrower pursuant to Section 2.06.

"Convertible Debenture Financing" means a public offering of convertible unsecured subordinated debentures to be completed by the Fund on or before December 30, 2005 in the principal amount and on the other terms and conditions, including, without limitation, the term to maturity and the rate of interest set out in the draft indicative term sheet attached hereto as Schedule I, and with subordination provisions reasonably acceptable to the Agent and the Lenders. For greater certainty, such debenture offering shall include, without limitation, the following characteristics: (i) the principal and interest of such debentures may, at the option of the Fund, be fully satisfied in whole or in part by the issuance of units of the Fund and (ii) the obligations of the Fund under such debentures and the rights of the holders of such debentures shall be subordinate to the Obligations hereunder.

"Countryside Canada" means Countryside Canada Power Inc., a Canadian corporation and includes its successors by amalgamation or otherwise.

"Countryside Canada Notes" means (i) all of the 10.95% subordinated unsecured notes of Countryside Canada held by the Fund and (ii) any other subordinated unsecured notes of Countryside Canada held by the Fund in connection with the Convertible Debenture Financing, provided that principal amount, rate of interest and term to maturity of such notes will be substantially in accordance with the term sheet attached hereto as Schedule I, and the other terms of such notes, including without limitation, subordination and postponement terms, are satisfactory to the Majority Lenders, acting reasonably.

"Countryside Canada Shares" means all of the shares in the capital stock of Countryside Canada held by the Fund.

"Countryside U.S." means Countryside U.S. Power, Inc., a Delaware corporation and includes its successors.

"Credit Documents" means (a) this Agreement, the Security, all guarantees delivered by any Obligor pursuant to this Agreement; and each document, agreement, instrument and certificate delivered to the Agent by an Obligor on the Original Closing Date or on the Effective Date; (b) the Priorities Agreement, if ever entered into; (c) all Hedges, treasury facilities and cash management products provided by any Lender to any Obligor; (d) all present and future security, agreements, documents, certificates and instruments delivered by any Obligor to the Agent or the Lenders pursuant to, or in respect of the agreements and documents referred to in clauses (a), (b) and (c) inclusive of this definition; and (e) all other present and future agreements, documents, certificates and instruments delivered by any Obligor to the Agent or the Lenders pursuant to, or in respect of, any of the security, agreements, documents, certificates and instruments referred to in clause (d) of this definition, in each case as the same may from time to time be supplemented, amended or restated, and **"Credit Document"** will mean any one of the Credit Documents.

"**Credit Facilities**" means the Revolving Facility and the Swingline Facility and "**Credit Facility**" means either one of them.

"**Currency Hedge**" means any agreement, whether in the form of a futures or forward contract, swap or otherwise, for the hedging of a currency risk in Canadian Dollars or US Dollars;

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Debt**" means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination: (a) the principal amount of all indebtedness of such Person for borrowed money, (b) the principal amount of all obligations of such Person for the deferred purchase price of Property or services which constitute indebtedness, (c) the principal amount of all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) the principal amount of all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under Capital Leases determined as the capitalized amount thereof, (f) the principal amount of all reimbursement obligations, contingent or otherwise, of such Person under acceptance, letter of credit and similar facilities, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person, (h) all Contingent Obligations of such Person in respect of any of the foregoing items, (i) all Debt referred to in clauses (a) through (h) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt, limited to the fair market value of such property, and (j) any other obligation arising under arrangements or agreements that, in substance, constitute indebtedness of such Person but excludes unsecured trade debt incurred in the ordinary course of business, and the Yesco Contingent Note.

"**Defaulting Lender**" has the meaning set forth in Section 14.11(2).

"**Delaware Subco**" means Countryside US Holding Corp., a Delaware corporation and includes its successors by amalgamation, merger or otherwise.

"**Depreciation Expense**" means, combined but without duplication with respect to Countryside Canada, on a Modified Consolidated Basis and USEB on a consolidated basis, for any period, depreciation, amortization, depletion and other like reductions to income of Countryside Canada and USEB for such period not involving any outlay of cash, determined, in accordance with Applicable GAAP and includes, for greater certainty, amortization of any up front financing fees.

"**Disposition**" means any sale, assignment, transfer, conveyance, lease, license or other disposition of any nature or kind whatsoever of any Property or of any right, title or interest in or to any Property, and the verb "**Dispose**" will have a correlative meaning.

"**Dissenting Lender**" and "**Dissenting Lenders**" have the meanings set forth in Section 7.09(1).

"District Energy" means Countryside District Energy Corp. (formerly, USE Canada Energy Corp.), a Canadian corporation and includes its successors by amalgamation or otherwise.

"District Energy Holdings" means Countryside District Energy Holdings Corp. (formerly, USE Canada Holdings Corp.), a Canadian corporation and includes its successors by amalgamation or otherwise.

"District Energy Systems" means the PEI System and the London System.

"Draft" has the meaning set forth in Section 6.01(1).

"Drawdown" means:

(a) the advance of a Prime Rate Advance, a US Base Rate Advance or a LIBOR Advance; or

(b) the issue of Bankers' Acceptances or BA Equivalent Notes.

"Drawdown Date" means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which will be a Business Day.

"Drawdown Notice" means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Borrower pursuant to Section 2.06.

"Easements" has the meaning set forth in Section. 9.01(9).

"EBITDA" means, from and effective as of June 30, 2004, combined but without duplication, with respect to Countryside Canada, on a Modified Consolidated Basis and USEB, on a consolidated basis, for any period, the Net Income of Countryside Canada and USEB for such period:

(a) increased by the sum of (without duplication):

(i) Total Interest Expense for such period;

(ii) interest expense and the cash portion of any principal repayment on the Countryside Canada Notes;

(iii) Income Tax Expense for such period;

(iv) Depreciation Expense for such period;

(v) non-cash losses from discontinued operations and the non-cash amount of any extraordinary, non-recurring and unusual losses;

(vi) unrealized losses from Hedges related to balance sheet items;

(vii) the actual cash retained at USEB that represents Cinergy Energy Solutions Inc.'s and AJG's share of profits derived from its minority interest in

USEB during the applicable period, to the extent such cash is not actually paid to Cinergy Energy Solutions Inc. or AJG, as applicable;

in each case to the extent that such amounts were deducted in the calculation of Net Income for such period; and

(b) increased by the sum of (without duplication):

(i) the cash portion of the principal repayment component of the AJG Note that is not recorded as income per Applicable GAAP during the applicable period; and

(ii) the cash portion of the principal repayment component of the Gasco Notes that is not recorded as income per Applicable GAAP during the applicable period.

(c) decreased by the sum of (without duplication):

(i) unrealized gains from Hedges related to balance sheet items; and

(ii) the non-cash amount of any extraordinary, non-recurring and unusual gains;

in each case to the extent included in the calculation of Net Income for such period, calculated on a rolling four quarter basis.

"Effective Date" means the date on which the conditions set forth in Section 3.01 hereof have been fulfilled or performed to the satisfaction of the Agent and the Lenders.

"Encumbrance" means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person's Property, or any Capital Lease of Property by such Person as lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and **"Encumbrances"**, **"Encumbrancer"**, **"Encumber"** and **"Encumbered"** will have corresponding meanings.

"Environmental Reports" means environmental reports in respect of each property leased or owned by an Obligor.

"Equity Offering" means the sale or issuance by the Fund to any Person (other than pursuant to a distribution reinvestment plan) of any trust units or other type of equity security, or warrants or options to purchase the foregoing, or the exercise of any such warrant or options.

"Equivalent Amount" means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the Bank of Canada noon rate on the Business Day with respect to which such computation is required for the purpose of this Agreement.

"Event of Default" means any of the events described in Section 12.01.

"Excluded Assets" means the equity and assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp., Zapco Equipment Corp., ZFC Equipment Corp., Smithtown Energy Partners L.P., Springfield Energy Associates Ltd. Partnership and Zapco Readville Cogeneration Inc. and the equity, assets and liabilities of any future projects acquired or developed and financed by third parties on a non-recourse basis to USEB.

"Existing Credit Agreement" has the meaning set forth in the recitals.

"Extension Amendment" has the meaning set forth in Section 7.09(1).

"Extension Request" has the meaning set forth in Section 7.09(1).

"Federal Funds Effective Rate" means, for any day, an annual rate of interest, expressed on the basis of a year of 360 days, equal to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Effective Rate for such day will be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day will be the average of the quotations for such day for such transactions received by the Agent from three United States federal funds brokers of recognized standing selected by it.

"Financial Assistance" means, without duplication and with respect to any Person, all loans granted by that Person and Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity and for greater certainty **"Financial Assistance"** will include any guarantee of any third party lease obligations.

"Fiscal Quarter" means each three month period of the Borrower's Fiscal Year ending on March 31, June 30, September 30, and December 31.

"Fiscal Year" means, in respect of the Borrower, the 12 month period ending on the last day of December in any year.

"Fixed Charge Coverage Ratio" means the ratio of (A) the EBITDA plus (a) draws for the previous 12 month period against the Reserve Accounts and (b) equity contributions by the Fund to Countryside Canada and U.S. Energy Systems, Inc. and Cinergy Energy Solutions Inc. to USEB, less (w) Cash Taxes, (x) Net Capital Expenditures, (y) cash redemption of trust units of the Fund and (z) Permitted Distributions and distributions from USEB to U.S. Energy Systems, Inc. and Cinergy Energy Solutions Inc. to (B) the sum of (i) Total Interest Expense; (ii) all

scheduled repayments on Total Debt (excluding the bullet repayment on the Credit Facilities on the Maturity Date); and (iii) any repayment of the ICC Rate Liability.

"**Fund**" means Countryside Power Income Fund.

"**Future Intercompany Debt**" means Debt incurred after the Original Closing Date by the Borrower owing to any Guarantor or by any Guarantor owing to the Borrower or any other Guarantor; provided same is (i) subject to the Encumbrance of the Security Document; (ii) evidenced by a note or other evidence of indebtedness in form and substance reasonably satisfactory to the Agent; and (iii) such note or other evidence of indebtedness is delivered to the Agent forthwith after its creation, together with a duly executed transfer power in respect of such Debt.

"**Future Intercompany Equity**" means equity issued after the Original Closing Date by either (x) any Guarantor to the Borrower, (y) any Guarantor to any other Guarantor, or (z) the Borrower to Countryside Canada provided same is (i) subject to the Encumbrance of a Security Document; (ii) evidenced by a certificate substantially in form and substance reasonably satisfactory to the Agent; and (iii) such certificate is delivered to the Agent forthwith after its creation, together with a duly executed transfer power in respect of same.

"**Future Reserve Accounts**" means the reserve accounts, if any, from time to time established by an Obligor to fund major overhauls.

"**GAAP**" means those accounting principles which are recognized as being generally accepted and which are in effect from time to time, as published in the Handbook of the Canadian Institute of Chartered Accountants in the case of Canadian GAAP.

"**Gasco Notes**" means (i) the First Secured Promissory Note dated May 1, 2001 in the principal amount of U.S.$ 2,900,236 in favour of AJG from Cinergy Gasco Solutions, LLC; (ii) the Second Secured Promissory Note dated May 1, 2001 in the principal amount of U.S. $6,425,000 in favour of AJG from Cinergy Gasco Solutions, LLC, each of which has been assigned by AJG to BMC Energy LLC; and (iii) the deferred purchase obligations contained in the Purchase Agreement between AJG and USEB dated May 1, 2001.

"**Governmental Authority**" means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

"**Guarantors**" means each of Countryside Canada, District Energy Holdings and District Energy and each other Subsidiary of the Fund that may from time to time become a Guarantor and their successors and assign and "**Guarantor**" means any one of them.

"**Hazardous Substance**" means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, constituent or other material listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum or polychlorinated biphenyls.

"**Hedges**" means Interest Rate Hedges and Currency Hedges collectively.

"**Holdback Account**" means the account of Countryside Canada established on the Original Closing Date (initially funded with $2.4 million) the purpose of which is from time to time stabilize cash distributions or working capital of the Fund.

"**Hostile Take-Over Bid**" means a Take-Over Bid by a Restricted Party or in which a Restricted Party is involved, in respect of which the board of directors (or persons performing similar functions) of the Person whose securities are subject to such Take-Over Bid has recommended rejection of such Take-Over Bid.

"**ICC Rate Liability**" means the liability of each applicable USEB Entity to repay rate incentives provided by the State of Illinois pursuant to its rate incentive program.

"**ICC Reimbursement Accounts**" mean the reserve accounts established by applicable USEB Entities with a portion of the rate incentives received from the State of Illinois and invested and used with the earnings thereon to fund the repayment of the ICC Rate Liability.

"**Income Tax Expense**" means, combined but without duplication with respect to Countryside Canada, on a Modified Consolidated Basis, and USEB, on a consolidated basis, for any period, the aggregate of all Taxes on the income of Countryside Canada and USEB for such period, whether current or deferred, determined on a Modified Consolidated Basis or on a consolidated basis, as applicable in accordance with Applicable GAAP.

"**Independent Director**" means an individual who is not at the time of such individual's initial appointment, and shall not have been at any time during the preceding three years, and shall not be at any time while serving as a director of any Ripon Entity, either (i) a shareholder (or other equity owner) of, or an officer, director, partner, manager, member, employee, attorney or counsel of any Restricted Party or any shareholder, partner, member, Subsidiary or Affiliate thereof; (ii) a customer or creditor of, or supplier to, any Person or any shareholder, partner, member, Subsidiary or Affiliate thereof that derives any of its purchases or revenues from its activities with any Restricted Party or any Affiliate of any of them; (iii) a Person who is an Affiliate of any such shareholder, officer, director, partner, manager, member, employee, Subsidiary, Affiliate, supplier, creditor or customer; or (iv) a member of the immediate family or any such shareholder, officer, director, partner, manager, member, employee, Subsidiary, Affiliate, supplier, creditor or customer; provided that any Ripon Entities that are limited liability companies may be member managed so long as any Material Action relating to any such Ripon Entities are approved by the Independent Director of Delaware Subco.

"**Information**" has the meaning set forth in Section 17.01(2).

"**Intellectual Property**" means the intellectual property in patents, patent applications, trade-marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, technology and other similar intellectual property rights.

"Interbank Reference Rate" means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks.

"Interest Payment Date" means,

(a) with respect to each Prime Rate Advance and US Base Rate Advance, the first Business Day of each calendar quarter; and

(b) with respect to each LIBOR Advance, the last Business Day of each applicable Interest Period and, if any Interest Period is longer than 90 days, the last Business Day of each such 90 day period during such Interest Period.

"Interest Period" means,

(a) with respect to each Prime Rate Advance and US Base Rate Advance, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower for the Conversion of such Advance into another type of Advance or for the repayment of such Advance;

(b) with respect to each Bankers' Acceptance and BA Equivalent Note, the period selected by the Borrower and being of one, two, three or six months duration commencing on the Drawdown Date, Rollover Date or Conversion Date of such Advance; and

(c) with respect to each LIBOR Advance, the period selected by the Borrower and being of one, two, three or six months' duration commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be;

provided that in any case the last day of each Interest Period will be also the first day of the next Interest Period and further provided that the last day of each Interest Period will be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower will be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected unless such next following Business Day falls in the next calendar month in which event the Borrower will be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period otherwise selected and further provided that the last Interest Period of any Advance will expire on or prior to the Maturity Date.

"Interest Rate Hedge" means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of interest rates on Debt.

"Investment Guidelines" means an investment that meets the guidelines set out under the heading "Acquisition and Investment Guidelines" in the Prospectus taken as a whole.

"Judgment Conversion Date" has the meaning set forth in Section 17.05(1)(b).

"Judgment Currency" has the meaning set forth in Section 17.05(1).

"Late Payment Rate" means, in the case of amounts payable in Canadian Dollars, the then applicable Prime Rate Margin plus 2% and, in the case of amounts payable in US Dollars by the Borrower the then applicable US Base Rate Margin plus 2%.

"Lenders" means The Toronto-Dominion Bank and the Persons from time to time designated in Schedule A annexed hereto and includes the Swingline Lender, and **"Lender"** means any one of the Lenders and includes each of their successors and permitted assigns.

"Lenders' Counsel" means the firm of McCarthy Tétrault LLP or such other firm of legal counsel as the Agent may from time to time designate and any and all local agent counsel retained by McCarthy Tétrault LLP for and on behalf of the Agent.

"LIBO Rate" means, for each Interest Period for each LIBOR Advance, the interest rate expressed as a percentage rate per annum calculated on the basis of a 360 day year, equal to:

(a) the simple average (rounded upward, if necessary, to the nearest whole multiple of 1/16 of one percent per annum of the rates per annum) of the rates for deposits in US Dollars in the London England inter-bank market for a period equal to such LIBOR Interest Period which appears on Telerate Screen, page 3750 (or such other page as the Agent, after consultation with the Lenders, will nominate which replaces that page for the purpose of displaying offered rates of leading banks for London inter-bank deposits in US Dollars) for a period equal to such LIBOR Interest Period and in an amount comparable to the amount of the LIBOR Advance to be outstanding during such LIBOR Interest Period as of 11:00 a.m. London, England time on the second Business Day preceding the first day of such LIBOR Interest Period; or

(b) if a rate is not determinable pursuant to clause (a) of this definition at the relevant time, as determined by the Agent such rate, as determined by the Agent as applicable to be the average (rounded upward, if necessary, to the nearest whole multiple of 1/16 of one percent per annum of the rates per annum) at which deposits in US Dollars are offered by the principal lending office in London, England of the Agent or the US Lender, as applicable to leading banks in the London inter-bank market at approximately 11:00 a.m. London, England time on the second Business Day preceding the first day of such LIBOR Interest Period for a period comparable to the LIBOR Interest Period and in an amount comparable to the amount of the LIBOR Advance to be outstanding during such LIBOR Interest Period; or

(c) if the rate is not determinable pursuant to clause (a) or (b) of this definition at the relevant time in respect of the relevant period, Section 2.10(2) will apply.

"LIBO Rate Margin" means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to "LIBO Rate Margin" in the definition of "Applicable Margin".

"LIBOR Advance" means an Advance in, or Conversion into, United States Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to the LIBO Rate.

"LIBOR Interest Period" means an Interest Period applicable to any LIBOR Advance.

"London System" means the district energy system located in London, Ontario.

"Majority Lenders" means a minimum of two Lenders holding at least 66⅔% of the Commitments under the Credit Facilities or if the Commitments have been cancelled in accordance with Section 12.02, a minimum of two Lenders whose outstanding loan constitutes no less than 66⅔% of the outstanding Advances of all Lenders, provided that if at any time there are only two Lenders hereunder "Majority Lenders" means both such Lenders.

"Material Action" means to (i) file or consent to the filing of any petition, either voluntary or involuntary, to take advantage of any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to creditors, (ii) seek or consent to the appointment of a receiver, liquidator or any similar official; (iii) make an assignment for the benefit of creditors; (iv) enter into a transaction with any Restricted Party other than as specifically permitted hereunder; or (v) the declaration or payment of any dividend by Lightyear Rockland Partners LLC to Delaware Holdco, provided however, that any dividend which is (i) not in breach of any contractual restrictions to which the paying Ripon Entity is subject and (ii) otherwise declared and paid in accordance with Applicable Law, shall not be deemed a Material Action.

"Material Adverse Change" means any change that could result in a Material Adverse Effect.

"Material Adverse Effect" means (a) a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of any Obligor or the Fund; (b) an adverse effect on the legality, validity or enforceability of any of the Credit Documents which could reasonably be considered material having regard to the Credit Documents considered as a whole, including the validity, enforceability, perfection or priority of any Encumbrance created under any of the Security; (c) a material adverse effect on the right, entitlement or ability of an Obligor, to pay or perform any of its debts, liabilities or obligations under any of the Credit Documents; or (d) a material adverse effect on the right, entitlement or ability of the Agent or the Lenders to enforce their rights or remedies under any of the Credit Documents.

"Material Contracts" means each written agreement, arrangement or understanding entered into by a Restricted Party (other than the USEB Loan Documents) which:

(a) if not complied with or terminated, could reasonably be expected to have a Material Adverse Effect; or

(b) is necessary for the business of an Restricted Party and not replaceable in the commercial marketplace on commercially reasonable terms; or

(c) generates 5% or more of the revenue from the Obligors; or

(d) if terminated would result in a loss of 5% or more of the revenue from the Obligors.

"Material Licences" means, collectively, each licence, permit or approval issued by any Governmental Authority, or any applicable stock exchange or securities commission, to any Restricted Party, necessary or material to the business or operations of a Restricted Party or the breach or default of which could reasonably be expected to result in a Material Adverse Effect, excluding any of the foregoing applicable to borrowers in general under laws of general application.

"Maturity Date" means the earlier of June 27, 2008 (as such date may be extended pursuant to Section 7.09) and the date on which the Credit Facilities are terminated pursuant to Section 12.02.

"Modified Consolidated Basis" means the consolidated financial position or results of Countryside Canada, as determined in accordance with GAAP, but excluding, to the extent GAAP would require their inclusion, the financial position or results of the Ripon Entities other than Ripon Distributions.

"Moody's" means Moody's Investor Services and its successors.

"Net Capital Expenditures" means, combined but without duplication, with respect to Countryside Canada, on a Modified Consolidated Basis, and USEB, on a consolidated basis for any period, the amount of Capital Expenditures net of Capital Expenditures which have been financed either: (i) under the Credit Facilities, or (ii) by way of Capital Leases or Purchase Money Security Interests.

"Net Disposition Proceeds" means the cash proceeds (including any cash payment received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but only as and when received) of any Disposition, net of reasonable and documented legal, accounting and investment banking fees, amounts required to be applied to the repayment of Debt secured by a Permitted Encumbrance on any asset which is the subject of the Disposition (other than any Encumbrance in favour of the Agent for the benefit of the Agent and the Lenders) and other customary fees and expenses actually incurred in connection with the sale all net of taxes paid or reasonably estimated to be payable as a result of the sale.

"Net Equity Proceeds" means the gross cash proceeds received by the Fund from any Equity Offering net of all reasonable and customary underwriting commissions and legal, investment banking, brokerage and accounting and other professional fees, sales commissions and disbursements actually incurred by the Fund in connection with such sale or issuance.

"Net Income" means, combined but without duplication with respect to Countryside Canada on a Modified Consolidated Basis, and USEB, on a consolidated basis for any period, the net income of Countryside Canada, on a Modified Consolidated Basis, and USEB, on a consolidated basis, for such period, all as determined in accordance with Applicable GAAP; and for greater certainty, Net Income will not include income from any Ripon Entity, other than Ripon Distributions.

"Non-Arm's Length" and similar phrases have the meaning attributed thereto for the purposes of the *Income Tax Act* (Canada); and **"Arm's Length"** will have the opposite meaning.

"Non BA Lender" means any Lender which is not a BA Lender.

"Obligations" means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders and each of them under, in connection with, relating to or with respect to each of the Credit Documents, and any unpaid balance thereof and also includes the swap between The Toronto-Dominion Bank and the Borrower (identified as swap# 608685T).

"Obligors" means, collectively, the Borrower and the Guarantors and their respective successors and assigns and **"Obligor"** means any one of them.

"Organizational Documents" means, with respect to any Person, such Person's articles or other charter documents, by-laws, unanimous shareholder agreement, partnership agreement, joint venture agreement, operating agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person.

"Original Closing Date" means April 8, 2004.

"Original Credit Agreement" has the meaning set forth in the recitals.

"Owned Properties" means the real properties municipally known as 40 Riverside Drive, Charlottetown, Prince Edward Island and 301 Colborne Street, London, Ontario, as more particularly described in Schedule 9.01(12).

"PEI System" means the district energy system located in Charlottetown, Prince Edward Island.

"Pending Event of Default" means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an "Event of Default".

"Pension Plan" means any "pension plan" or "plan" that is subject to the funding requirements of the *Pension Benefits Act* (Ontario) or applicable pension benefits legislation in any other Canadian or U.S. jurisdiction and is applicable to employees of a Restricted Party.

"Permitted Acquisitions" means either (i) the Ripon Acquisition or (ii) an Acquisition by an Obligor, whether by way of share purchase or asset purchase or other form of transaction, of any operating business that carries on the Business or any part thereof and of any assets used in the Business and is within the Investment Guidelines and where:

(a) all equity interest acquired and all inter-corporate debt incurred or assumed in connection with such acquisition is pledged to the Agent for the benefit of the Lenders, and in the case of inter-corporate debt, such inter-corporate debt is subordinated and postponed to the Obligations;

(b) after giving effect to such Acquisition, all representations and warranties contained in this Agreement will be true and correct as of the date of such Acquisition with the same force and effect as if such representations and warranties had been made on and as of such date (unless they were made as of a specific date) and the Borrower will be in compliance with all covenants (including all financial covenants set out in Section 10.02) contained in this Agreement and no Pending Event of Default or Event of Default has occurred and is continuing at such time or will occur because of such Acquisition;

(c) on or prior to closing the Acquisition, the Borrower has provided an officers' certificate as to compliance with the foregoing;

(d) the Borrower has demonstrated to the satisfaction of the Majority Lenders that such Acquisition will not have a negative impact on EBITDA after six months of the closing date of such Acquisition; and

(e) if consideration for such Acquisition (whether by cash, assumed debt or otherwise) paid for such Acquisition is in excess of $10,000,000, the Majority Lenders have provided their prior written consent to such Acquisition, such consent not to be unreasonably withheld.

"Permitted Debt" means:

(a) Debt under this Agreement;

(b) Debt in respect of Purchase Money Security Interests, Capital Leases and Debt related to pre-payment of insurance premiums in an outstanding amount not to exceed $2,000,000 in the aggregate;

(c) Debt evidenced by the Pledged Intercompany Notes;

(d) Future Intercompany Debt;

(e) guarantees of any Debt otherwise permitted hereunder; and

(f) Debt incurred pursuant to the Convertible Debenture Financing provided that the conditions set forth in Section 10.05 were fulfilled at the time of incurrence thereof.

"Permitted Dispositions" means Dispositions:

(a) by any Restricted Party of tangible personal property in the normal course of its business, for fair market value (having regard to the age and purpose of the item), on customary trade terms;

(b) by any Restricted Party of tangible personal property outside of the normal course of its business until the cumulative amount of such dispositions over the term of this Agreement exceeds $5,000,000; and

(c) Approved Asset Dispositions.

"Permitted Distributions" means, from and effective as of June 30, 2004: (a) dividends and distributions in respect of the Pledged Securities, payments of principal and interest in respect of the Pledged Intercompany Notes or the advance of a loan under any Future Intercompany Debt made in any such case from a Guarantor to another Guarantor or from a Guarantor to the Borrower, (b) dividends and/or distributions in respect of the Countryside Canada Shares and interest payments, prepayments, repayments of principal, note repurchases and note redemptions in respect of the Countryside Canada Notes so long as both prior to and upon effecting any such distribution Countryside Canada and USEB on a combined basis are and remain in compliance with the Fixed Charge Coverage Ratio and (c) distributions by the Fund of amounts received by the Fund, that otherwise constituted Permitted Distributions pursuant to (a) or (b) above, to the public pursuant to the terms of the Convertible Debenture Financing and pursuant to the units issued by the Fund.

"Permitted Encumbrances" means, with respect to any Restricted Party, the following:

(a) liens for Taxes not yet due or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under Applicable GAAP are maintained;

(b) undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised or which relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(c) reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which do not materially affect the use of the affected land for the purpose for which it is used by that Person;

(d) zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, easements, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do

not materially impair the use of the affected land for the purpose for which it is used by that Person;

(e) title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected property for the purpose for which it is used by that Person;

(f) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g) the Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workmen's compensation, unemployment insurance, letters of credit, surety or appeal bonds, or costs of litigation when required by law in any case not to exceed $3,000,000 or the Equivalent Amount in US$ in aggregate outstanding at any time, liens and claims incidental to current construction, mechanics', warehousemen's, carriers' and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business;

(h) security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business;

(i) the Encumbrance created by a judgment of a court of competent jurisdiction, so long as the same does not result in an Event of Default;

(j) the Security;

(k) Purchase Money Security Interests, Capital Leases and Encumbrances for Debt related to pre-payment of insurance premiums, provided that the aggregate outstanding amount of Debt secured thereby or arising thereunder does not exceed $2,000,000 at any time;

(l) security securing Pledged Intercompany Notes if required pursuant to Section 11.03;

(m) any Encumbrance related to real property owned by an Obligor and detailed on Schedule F; and

(n) such other Encumbrances as agreed to in writing by the Lenders in accordance with this Agreement.

"Permitted Investments" means investments in (a) Future Intercompany Equity or in Future Intercompany Debt; or (b) investments in the Reserve Accounts; (c) the USEB Loan Agreement

and the USEB Royalty Interest; (d) in addition to (b) and (c), direct or indirect loans or advances or investments in the debt obligations of or guarantees of obligations of Persons who are not Restricted Parties (other than the Ripon Entities pursuant to subsection (e) of this definition) where the aggregate of all such investments referred to in this clause (d) does not exceed $5,000,000; and (e) the one time investment made by Countryside Canada on the date hereof in the amount of $45,000,000 to capitalize Delaware Subco.

"Person" is to be broadly interpreted and will include an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a trust, an incorporated organization, a joint venture, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

"Pledged Intercompany Notes" means all notes evidencing Future Intercompany Debt.

"Pledged Securities" means all of the issued and outstanding (i) equity held by the Fund in Countryside Canada; (ii) equity held by Countryside Canada in the Borrower and Countryside U.S.; (iii) equity held by the Borrower in District Energy Holdings; (iv) equity held by District Energy Holdings in District Energy; and (v) all Future Intercompany Equity.

"Prime Rate" means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 days, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on Canadian Dollar commercial loans made in Canada; and (b) 1.0% above CDOR from time to time for one month Canadian Dollar bankers' acceptances having a face amount comparable to the face amount in respect of which the applicable Prime Rate calculation is being made.

"Prime Rate Advance" means an Advance in or a Conversion into Canadian Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to the Prime Rate.

"Prime Rate Margin" means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to "Prime Rate Margin" in the definition of "Applicable Margin".

"Priorities Agreement" means a subordination and postponement of inter-corporate debt agreement between the Borrower, the Guarantors, the Agent and the Lenders whereby the Borrower and the Guarantors will subordinate and postpone any Future Intercompany Debt to the Obligations.

"Property" means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including for greater certainty any share in the capital of a corporation or ownership interest in any other Person.

"Proportionate Share" means in respect of each Lender from time to time, (a) with respect to a Credit Facility, the percentage of such Credit Facility which a Lender has agreed to advance to the Borrower, determined by dividing the Lender's Commitment in respect of such Credit Facility by the aggregate of all of the Lenders' Commitments with respect to such Credit

Facility, (b) with respect to an Advance, means such percentage of such Credit Facility and, (c) with respect to the Obligations, *pro rata* in accordance with the aggregate unpaid amount of the Obligations owed to such Lender.

"Prospectus" means the final prospectus of the Fund dated March 29, 2004.

"Purchase Money Security Interest" means an Encumbrance created or assumed by an Obligor securing Debt incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of Property provided that (a) such Encumbrance is created substantially concurrently with the acquisition of such Property, (b) such Encumbrance does not at any time encumber any Property other than the Property and the proceeds thereof financed or refinanced (to the extent the principal amount is not increased) by such Debt, (c) the amount of Debt secured thereby is not increased subsequent to such acquisition, and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such Property at the time it was acquired, and for the purposes of this definition the term "acquisition" will include a Capital Lease and the term "acquire" will have a corresponding meaning.

"Receiving Lender" has the meaning set forth in Section 14.13.

"Register" has the meaning set forth in Section 16.02(3).

"Relevant Jurisdiction" means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada, any state of the United States or any other country, political subdivision thereof, in which such Person has its jurisdiction of formation, chief executive office or chief place of business or has tangible Property and, for greater certainty, at the Original Closing Date included the provinces and states set forth in Schedule 9.01(26).

"Relevant Quarter" has the meaning set forth in the definition of Applicable Margin.

"Repayment Notice" means the notice substantially in the form annexed hereto as Schedule C.

"Requirements of Environmental Law" means all requirements of the common law or of statutes, regulations, by-laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, policies, guidelines, orders, approvals, notices, permits, directives, and the like, of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada, the United States and any other jurisdiction in which any Restricted Party or has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Substance) and the assets and undertaking of any Restricted Party and the intended uses thereof in connection with such matters, including but not limited to, all such requirements relating to: (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Substance); and (d) Hazardous Substances or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes,

hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments).

"Requirements of Law" means, as to any Person, any Applicable Law, or determination of a Governmental Authority having the force of law, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject.

"Reserve Accounts" means:

(i) the ICC Reimbursement Account and other reserve accounts required to be maintained by USEB and/or certain USEB Entities in connection with the (a) completion or improvement of construction of certain Biogas Projects; (b) the performance of obligations under power purchase agreements with certain utilities; and (c) loan arrangements relating to USEB and certain of the Biogas Projects;

(ii) the Holdback Account of Countryside Canada established to support cash distributions and to fund working capital; and

(iii) the Future Reserve Accounts.

"Restricted Parties" means, collectively, the Obligors, the Fund and Countryside U.S. and their respective successors and **"Restricted Party"** means any one of them.

"Revolving Facility" has the meaning set forth in Section 2.01.

"Revolving Facility Commitment" means an amount up to but not exceeding Cdn. $78,000,000 as permanently reduced from time to time under Sections 7.03, 7.04, 7.05, 7.06 or 7.07.

"Ripon Acquisition" means the capitalization of Delaware Subco by Countryside Canada for the purposes of the acquisition by Delaware Subco of all of the membership interests in Lightyear Rockland Partners LLC pursuant to the Ripon Purchase Agreement.

"Ripon Credit Agreement" means the credit agreement dated as of March 24, 2005 between Union Bank of California, as lender, and Ripon Cogen LLC, as borrower, as amended.

"Ripon Dispositions" means any Dispositions (i) by Countryside Canada of its interest in Delaware Subco, (ii) by Delaware Subco of its interest in Lightyear Rockland Partners LLC, (iii) by Lightyear Rockland Partners LLC of its interest in Ripon Cogen, LLC or (iv) by Ripon Cogen, LLC any its tangible assets (excluding Dispositions of obsolete, damaged or worn out property disposed of in the ordinary course of its business).

"Ripon Distribution" means any cash distribution by way of interest, principal, return of capital, dividends or distributions received by Countryside Canada from Delaware Subco.

"Ripon Entities" means collectively, Delaware Subco, Lightyear Rockland Partners LLC and Ripon Cogen, LLC, and individually a **"Ripon Entity"**.

"Ripon Purchase Agreement" means the purchase agreement pursuant to which the Ripon Acquisition will be effected.

"Rollover" means a rollover of a maturing Bankers' Acceptance into a new Bankers' Acceptance or BA Equivalent Note, as applicable, or the rollover of a maturing LIBOR Advance into a new LIBOR Advance.

"Rollover Date" means the date of commencement of a new Interest Period applicable to a Bankers' Acceptance, BA Equivalent Note or a LIBOR Advance that is being rolled over.

"Rollover Notice" means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Borrower in connection with the Rollover of a Bankers' Acceptance, BA Equivalent Note or a LIBOR Advance.

"S&P" will mean Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.

"Schedule I Lenders" means a bank which is chartered under the *Bank Act* (Canada) and named in Schedule I thereto.

"Security" means all security (including guarantees) held from time to time by or on behalf of the Lenders or the Agent on behalf of the Lenders, securing or intended to secure directly or indirectly repayment of the Obligations and includes all security described in Article 11.

"Security Documents" means the documents referred to in Article 11.

"Shareholders' Equity" means, combined but without duplication with respect to Countryside Canada on a Modified Consolidated Basis, and USEB, on a consolidated basis, shareholders' equity determined in accordance with Applicable GAAP and as reflected on the balance sheet of such person.

"Subsidiary" means, at any time, as to any Person that is not a natural person, any other Person that is not a natural person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and will include any other Person in like relationship to a Subsidiary of such first mentioned Person.

"Substitute Lenders" has the meaning set forth in Section 7.09(4).

"Swingline Commitment" means an amount up to but not exceeding Cdn. $2,000,000 as permanently reduced from time to time under Section 7.03 or 7.07.

"Swingline Facility" has the meaning set forth in Section 2.02(1).

"Swingline Lender" means TD in its capacity as such.

"Swingline Loan" has the meaning set forth in Section 2.02(2).

"Take-Over Bid" will mean either (a) an offer to acquire outstanding publicly-held voting or equity securities of a class of a Person where the securities that are the subject of such offer, together with the offeror's securities, constitute at least 20% of the outstanding securities of that class of securities on the date the offer is made, or (b) any other event which is a take-over bid within the meaning attributed to such term by any law, treaty, rule, regulation, or requirement of any stock exchange or securities commission, or determination of any arbitrator, court, stock exchange, securities commission or other Governmental Authority, in each case, applicable to or binding on any Borrower.

"Tax" or **"Taxes"** means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, compulsory loans or similar charges in the nature of a tax, including Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any instalments, and any interest, fines and penalties, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities) in respect thereof, whether disputed or not.

"TD" means The Toronto-Dominion Bank.

"Total Debt" means, combined but without duplication with respect to Countryside Canada on a Modified Consolidated Basis and USEB, on a consolidated basis, all Debt that bears interest (other than Debt that accrues all applicable interest) and includes, without limitation, all short term debt, long term debt (including the current portion thereof), all Capital Leases and all Contingent Obligations but excluding the principal amount outstanding under the USEB Loan Agreement, the Countryside Canada Notes, the ICC Rate Liability and the Yesco Contingent Note.

"Total Debt to Capitalization Ratio" means the ratio of Total Debt to Capitalization.

"Total Debt to EBITDA Ratio" means the ratio of Total Debt to EBITDA.

"Total Interest Expense" means, combined but without duplication with respect to Countryside Canada, on a Modified Consolidated Basis and USEB, on a consolidated basis, for any period, the aggregate amount of interest and other financing charges accrued or actually paid by Countryside Canada and USEB, during such period with respect to Total Debt including interest, discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers' acceptance financing, standby fees and the interest component of Capital Leases all as determined in accordance with Applicable GAAP.

"**Trust Indenture**" means the declaration of trust for the Fund dated as of February 16, 2004 among V. James Sardo, Rudy G. Riedl and James R. Anderson, as trustees and William Gorman, as settlor. Since the formation of the Fund, Oskar Sigvalason has replaced Rudy G. Riedl as a trustee.

"**United States Dollars**", "**US Dollars**" and "**US$**" means the lawful money of the United States of America.

"**US Base Rate**" means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 days, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on United States Dollar commercial loans in Canada, and (b) the sum of (i) the Federal Funds Effective Rate, and (ii) 1.0% per annum.

"**US Base Rate Advance**" means an Advance in, or Conversion into United States Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by a reference to US Base Rate.

"**US Base Rate Margin**" means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to "US Base Rate Margin" in the definition of "Applicable Margin".

"**USEB**" means U.S. Energy Biogas Corp., a Delaware corporation and includes its successors by amalgamation or otherwise.

"**USEB Entities**" means the various corporations, limited liability companies and partnerships that directly or indirectly own the Biogas Projects, including, without limitation, each of the entities identified on the attached Schedule G hereto.

"**USEB Guarantees**" means the guarantee granted by certain USEB Entities in the USEB Loan Agreement of the obligations of USEB to Countryside Canada under the USEB Loan Agreement.

"**USEB Loan Agreement**" means the amended and restated note purchase agreement dated as of April 8, 2004 between Countryside Canada, as lender, and USEB and certain USEB Entities, with respect to a loan in the principal amount of $89,620,958.56 and a loan in the principal amount of $17,379,041.44.

"**USEB Loan Documents**" means the USEB Loan Agreement (including the USEB Guarantees), the USEB Loan Notes, the USEB Royalty Interest and the USEB Security Documents collectively.

"**USEB Loan Notes**" means the original $89,830,030.00 11.00% Amended Senior Secured Notes Series A due April 30, 2019 and the $17,169,970.00 11.00% Amended Senior Secured Notes Series B of USEB due April 30, 2019.

"USEB Royalty Interest" means the royalty interest granted by USEB to Countryside Canada as of April 8, 2004, entitling Countryside Canada to receive a quarterly royalty interest from USEB, based on USEB's total revenues and distributable cash flow.

"USEB Security" means all the security granted by USEB and certain USEB Entities to Countryside Canada to secure the payment and performance of the obligations of USEB to Countryside Canada under the USEB Loan Agreement and each applicable USEB Entity under its respective USEB Guarantee.

"USEB Security Documents" means the documents pursuant to which the USEB Security has been granted.

"US GAAP" means generally accepted accounting principles which are consistent with the principles promulgated or adopted by the Financial Accounting Standards Board, its predecessors and its successors, including any official interpretations thereof.

"Welfare Plan" means any medical, health, hospitalization, insurance or other employee benefit or welfare plan or arrangement applicable to employees of a Restricted Party.

"YESCO Contingent Note" means that certain Secured Promissory Note, dated March 30, 2001, in the amount of U.S.$4,700,000, made by BMC Energy LLC, Brookhaven Energy Partners LLC, Countryside Genco, LLC, Morris Genco, LLC, Countryside Landfill Gasco, L.L.C. and Morris Gasco, L.L.C. in favour of Yankee Energy Services Company, as amended.

1.02 **Headings**

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms **"this Agreement"**, **"hereof"**, **"hereunder"** and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03 **Number**

Words importing the singular number only will include the plural and *vice versa*, words importing the masculine gender will include the feminine and neuter genders and *vice versa*.

1.04 **Accounting Principles**

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any Credit Document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with Applicable GAAP.

1.05 **Accounting Practices**

All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with Applicable GAAP in existence as at the date of this Agreement applied on a Modified Consolidated Basis, or on a consolidated basis, as applicable, in accordance with Applicable GAAP. In the event of a change in Applicable GAAP which in any material respect changes or results in a change in the method of calculation of, or has an adverse impact on, financial covenants, standards or terms applicable to an Obligor under any of the Credit Documents as determined by the Lenders, acting reasonably, the Borrower and the Agent (with the approval of the Majority Lenders) will negotiate in good faith to revise (if appropriate) such ratios and covenants to reflect Applicable GAAP as then in effect, in which case all calculations thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with Applicable GAAP in existence as at the date of such revisions.

1.06 **Permitted Encumbrances**

The inclusion of reference to Permitted Encumbrances in any Credit Document is not intended to subordinate and will not subordinate, and will not be interpreted as subordinating, any Encumbrance created by any of the Security to any Permitted Encumbrance.

1.07 **Currency**

Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean Canadian Dollars.

1.08 **Paramountcy**

In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Credit Documents then, notwithstanding anything contained in such other Credit Document, the provisions of this Agreement will prevail and the provisions of such other Credit Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of a Restricted Party is expressly permitted under this Agreement but is expressly prohibited under another Credit Document, such act or omission will be permitted. If any act or omission is expressly prohibited under a Credit Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Credit Document but this Agreement does not expressly relieve the applicable Restricted Party from such performance, such circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of such Credit Document.

1.09 **Non-Business Days**

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. Notwithstanding the foregoing, if with respect to any payment of principal or interest on a LIBOR Advance the succeeding Business Day falls in the

next calendar month, the due date for payment of such principal or interest will be the next preceding Business Day. In the case of interest or fees payable pursuant to the terms of this Agreement, the extension or contraction of time will be considered in determining the amount of interest and fees. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

1.10 **Statutory References**

Any reference in this Agreement to any act or statute or regulation (including any regulation of any Governmental Authority), or to any section of or any definition in any act, statute or regulation (including any regulation of any Governmental Authority), will be deemed to be a reference to such act, statute or regulation (including any regulation of any Governmental Authority) or section or definition as amended, supplemented, substituted, replaced or re-enacted from time to time.

1.11 **Interest Payments and Calculations**

(1) All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(2) Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees "per annum" or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(3) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be.

(4) In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day but not the last day of such period will be included.

(5) Notwithstanding anything herein to the contrary, in no event will any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder will be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted

by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore will be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.

1.12 **Schedules**

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof (and any references to District Energy or District Energy Holdings by their prior names shall be deemed to be changed to their current names):

Schedule A	–	Lenders and Commitments
Schedule B	–	Notice of Request for Advance
Schedule C	–	Repayment Notice
Schedule D	–	Compliance Certificate
Schedule E	–	Assignment Agreement
Schedule F	–	Permitted Encumbrances
Schedule G	–	USEB Entities
Schedule H	–	Biogas Projects
Schedule I	-	Convertible Debenture Financing Indicative Term Sheet
Schedule 9.01(5)	–	Necessary Consents
Schedule 9.01(6)	–	Tax
Schedule 9.01(8)	–	Litigation
Schedule 9.01(9)		Easements
Schedule 9.01(12)	–	Description of Real Property
Schedule 9.01(13)	–	Insurance Policies
Schedule 9.01(15)	–	Labour Disputes
Schedule 9.01(18)	–	Corporate Structure
Schedule 9.01(26)	–	Relevant Jurisdictions
Schedule 9.01(28)	–	Intellectual Property
Schedule 9.01(29)	–	Material Contracts and Material Licences
Schedule 9.01(33)		Environmental Reports
Schedule 9.01(37)	–	Non Arm's Length Transactions
Schedule 9.02(1)	–	Corporate Structure (Ripon Entities)

ARTICLE 2
THE CREDIT FACILITIES

2.01 **Credit Facility**

Subject to the terms and conditions of this Agreement the Lenders establish (on a several and not joint or joint and several basis) in favour of the Borrower a revolving term credit facility (the "**Revolving Facility**") in an amount not to exceed the Revolving Facility Commitment.

2.02 **Swingline Facility**

(1) Subject to the terms and conditions of this Agreement, the Swingline Lender establishes in favour of the Borrower a revolving credit facility (the **"Swingline Facility"**) in an amount not to exceed the Swingline Commitment.

(2) At any time that the Borrower would be entitled to obtain Prime Rate Advances and US Base Rate Advances under the Revolving Facility, the Borrower will be entitled to draw cheques on its Cdn. Dollar chequing account and US Dollar chequing account, as the case may be, maintained from time to time with the Swingline Lender at the main branch of the Swingline Lender in Toronto, Ontario (or in such other accounts with the Swingline Lender at such other branch of the Swingline Lender as may be agreed upon by the Swingline Lender and the Borrower from time to time). The debit balance from time to time in any such Cdn. Dollar account will be deemed to be a Prime Rate Advance, outstanding to the Borrower from the Swingline Lender under the Swingline Facility. The debit balance from time to time in any such US Dollar account will be deemed to be a US Base Rate Advance outstanding to the Borrower from the Swingline Lender under the Swingline Facility. If at any time the Borrower is a party to a cash concentration arrangement with the Swingline Lender, the amount of any overdraft from time to time in the Cdn. Dollar or US Dollar concentration account, as the case may be, of the Borrower established pursuant to such arrangement (which for greater certainty may include one of the Cdn. Dollar or US Dollar accounts identified above) will also be deemed to be a Prime Rate Advance or US Base Rate Advance, as the case may be, outstanding to the Borrower from the Swingline Lender under the Swingline Facility. A Prime Rate Advance or a US Base Rate Advance from the Swingline Lender as contemplated by this Section, prior to such time as such Advance is repaid as contemplated by Sections 2.02(3)or (4), or purchased as contemplated by Section 2.02(5), is referred to as a "**Swingline Loan**".

(3) It is the intention of the parties that Swingline Loans are to be available to the Borrower on a short-term basis pending the obtaining of Drawdowns from the Lenders. Accordingly, if any Swingline Loans have been outstanding for more than five Business Days, the Swingline Lender may require the Borrower to obtain a Drawdown, (subject to minimum Advances of Bankers' Acceptances, BA Equivalent Notes and LIBOR Advances), from the Lenders in an aggregate amount equal to the aggregate amount of Swingline Loans then outstanding; the proceeds of such Drawdown will be applied in repayment of all outstanding Swingline Loans at such time.

(4) If the Borrower does not repay Swingline Loans as required by Section 2.02(3) the Swingline Lender may (but will not be obliged to) deliver a written notice to the Agent (which will thereupon deliver a similar notice to each of the Lenders) and to the Borrower, whereby the Borrower will be deemed to have requested at such time a Drawdown from the Lenders (in the case of Canadian Dollar Obligations of Prime Rate Advances and in the case of US Dollar Obligations of US Base Rate Advances) in an aggregate amount equal to the aggregate amount of Swingline Loans then outstanding. The Lenders will thereupon make such Advances (whether or not the conditions specified in Section 3.02 will then have been satisfied), in its Proportionate Share and the Agent will pay the proceeds thereof to the Swingline Lender to be applied in repayment of such Swingline Loans. The Agent will promptly notify the Borrower

of any such Advances made, and the Borrower agrees to accept each such Advance and hereby authorizes and directs the Agent to apply the proceeds thereof as aforesaid.

(5) Each of the Lenders agrees to indemnify and save harmless the Swingline Lender according to its Proportionate Share against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Swingline Lender in any way related to or arising out of any Swingline Loan made by the Swingline Lender under the Swingline Facility (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the Swingline Lender).

(6) Upon the occurrence of an Event of Default the Swingline Lender may, by notice to the Agent, convert all of its Commitment under the Swingline Facility into a Commitment under the Revolving Facility and thereafter may, on behalf of the Borrower, (which hereby irrevocably authorizes and directs the Swingline Lender to act on its behalf), give a Drawdown Notice to the Agent requesting the Lenders to make Prime Rate Advances and/or U.S. Base Rate Advances, as applicable, in amounts equal to the unpaid principal amount of all Swingline Loans. Such Advances shall be made by the Lenders directly to the Swingline Lender in such amounts and in such proportions as are necessary to ensure that following such Advances the Proportionate Share of all Advances under the Revolving Facility equals the Proportionate Share of all Commitments under the Revolving Facility, following conversion of the Swingline Lender's Commitment under the Swingline Facility into a Commitment under the Revolving Facility as provided above. Notwithstanding to foregoing, upon the Agent demanding repayment of the Obligations pursuant to Section 12.02, the conversion of the Swingline Lenders' Commitment into a Commitment under the Revolving Facility shall be deemed to have occurred and the Lenders will make the Advances required hereunder upon receipt of notice from the Agent without the need for any Drawdown Notice being issued on behalf of the Borrower.

(7) If for any reason any Lender cannot or does not make any Advance under the Revolving Facility required by Section 2.02(6), then such Lender shall forthwith purchase an undivided participating interest in all outstanding Swingline Loans in an amount equal to its Proportionate Share of all Commitments under the Revolving Facility (effective following the conversion of the Swingline Lender's Commitment under the Swingline Facility into a Commitment under the Revolving Facility provided for in Section 2.02(6)). On the date or such required purchase, each Lender shall promptly transfer, in immediately available funds, the amount of its participating interest to the Agent for the account of the Swingline Lender.

2.03 <u>Purpose of Credit Facilities</u>

(1) Advances under the Revolving Facility will only be used by the Borrower (i) to make Permitted Acquisitions in the United States and Canada; and (ii) for working capital and general corporate purposes of the Borrower (subject to the terms hereof).

(2) Advances under the Swingline Facility will only be used by the Borrower (i) to make advances to Countryside Canada for the purposes of the Ripon Acquisition; and (ii) for working capital and general corporate purposes of the Borrower (subject to the terms hereof).

2.04 **Manner of Borrowing**

(1) The Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the Revolving Facility (i) in Canadian Dollars, by way of Prime Rate Advances and Bankers' Acceptances (and BA Equivalent Notes), and (ii) in United States Dollars, by way of US Base Rate Advances and LIBOR Advances. The Borrower will have the option, subject to the terms and conditions hereof, to determine which types of Advances will be drawn down and in which combinations or proportions.

(2) The Borrower may make Drawdowns under the Swingline Facility in Canadian Dollars by way of Prime Rate Advances and in US Dollars by way of US Base Rate Advances.

2.05 **Nature of the Credit Facilities**

Subject to the terms and conditions hereof, the Credit Facilities are revolving credit facilities and, accordingly, the Borrower may increase or decrease Advances under either such facility by making Drawdowns, repayments and further Drawdowns of the amount of Advances that have been repaid. For avoidance of doubt, any Advances that are repaid from the proceeds of Future Intercompany Debt or Future Intercompany Equity advanced to the Borrower and representing proceeds of the Convertible Debenture Financing may be re-borrowed by way of further Drawdowns.

2.06 **Drawdowns, Conversions and Rollovers**

(1) Subject to the provisions of this Agreement, the Borrower may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance into any other type of Advance; or (iii) may rollover any Bankers' Acceptances, BA Equivalent Note or LIBOR Advance on the last day of the applicable Interest Period therefor, by giving the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be.

(2) The Borrower may at any time make a Drawdown, Conversion or Rollover under the Revolving Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, to the Agent not later, except in the case of the first Drawdown, than:

(i) 11:00 a.m. (Toronto time) three Business Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for LIBOR Advances;

(ii) 11:00 a.m. (Toronto time) the Business Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Prime Rate Advances, US Base Rate Advances; and

(iii) 11:00 a.m. (Toronto time) two Business Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for Bankers' Acceptances and BA Equivalent Notes.

(3) Each Drawdown, Conversion or Rollover under the Revolving Facility will (i) in the case of Prime Rate Advances, be in a minimum principal amount of $1,000,000 and in whole

multiples of $100,000; and (ii) in the case of Bankers' Acceptances, be in a minimum face amount of $1,000,000 and in whole multiples of $100,000 for terms of one, two, three or six months, subject to availability; (iii) in the case of US Base Rate Advances, be in a minimum principal amount of US$1,000,000 and in whole multiples of US$100,000; (iv) and in the case of LIBOR Advances, be in a minimum principal amount of US$1,000,000 and in whole multiples of US$100,000 for terms of 30, 60, 90 or 180 days, subject to availability.

(4) For the avoidance of doubt, the provisions of Section 2.06(1), 2.06(2) and 2.06(3) do not apply to Swingline Loans.

2.07 **Agent's Obligations with Respect to Advances**

Upon receipt of a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, the Agent will forthwith notify the Lenders of the proposed Drawdown Date, of each Lender's Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Lender's Proportionate Share is to be credited.

2.08 **Lenders' and Agent's Obligations with Respect to Advances**

With respect to Advances under the Revolving Facility, each Lender will, prior to 11:00 a.m. (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent's account specified in the Agent's notice given under Section 2.07 with such Lender's Proportionate Share of such Advance and by 11:00 a.m. (Toronto time) on the same date the Agent will make available the full amount of the amounts so credited to the Borrower.

2.09 **Irrevocability**

A Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, given by the Borrower hereunder will be irrevocable and will oblige the Borrower to take the action contemplated on the date specified therein.

2.10 **Termination of LIBOR Advances**

(1) If at any time a Lender determines, acting reasonably, (which determination will be conclusive and binding on the Borrower) that:

(a) the LIBO Rate does not adequately reflect the effective cost to the Lender of making or maintaining a LIBOR Advance; or

(b) it cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance for a LIBOR Interest Period selected by the Borrower or cannot otherwise perform its obligations hereunder with respect to any LIBOR Advance for any such period;

then the Lender will inform the Agent and upon at least four Business Days written notice by the Agent to the Borrower, and

(c) the right of the Borrower to request LIBOR Advances for such period from that Lender will be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists; and

(d) if the Lender is prevented from maintaining a LIBOR Advance, the Borrower will, at its option, either repay the LIBOR Advance to that Lender or convert the LIBOR Advance into other forms of Advance which are permitted by this Agreement, and the Borrower will be responsible for any loss or expense that the Lender incurs as a result, including Breakage Costs, if the Lender is prevented from maintaining a LIBOR Advance.

(2) If at any time the Agent determines that the LIBO Rate is not determinable pursuant to clause (a) or (b) in the definition of "LIBO Rate", the Agent will so notify the Borrower, and the right of the Borrower to request LIBOR Advances for such period will be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists.

ARTICLE 3
CONDITIONS PRECEDENT

3.01 Conditions to Effectiveness

The obligations of the Lenders under this Agreement are subject to and conditional upon the following conditions precedent being fulfilled on or before August 30, 2005:

(a) this Agreement will have been executed and delivered by all parties thereto;

(b) the Agent will have received certified copies of the Organizational Documents of each Obligor and the Fund, the resolutions authorizing the execution, delivery and performance of each Obligor's respective obligations under the Credit Documents and the transactions contemplated herein, and certificates as to the incumbency of the officers of the Obligors;

(c) certificates of status or good standing, as applicable, for the jurisdiction of incorporation or amalgamation of each Obligor will have been delivered to the Agent;

(d) a currently dated certificate of the Borrower that the representations and warranties set forth in Sections 9.01 and 9.02 are true and correct as at such time will have been delivered to the Agent;

(e) no Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance requested on such day and the Borrower will have certified the same to the Lenders;

(f) duly executed copies of the Confirmations will have been delivered to the Agent;

(g) duly executed copies of the amended registered charge of 301 Colborne Street, London, Ontario;

(h) a currently dated letter of opinion of Borrower's Counsel together with the opinions of local counsel, each in form and substance satisfactory to the Lenders will have been delivered to the Agent and the Lenders as addressees;

(i) the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request to establish the consummation of the transactions contemplated hereby and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement;

(j) the Borrower will have delivered to the Agent certificates of insurance of its insurance brokers, or binder letter, from its insurers acceptable to the Agent showing the Agent as a loss payee as its interest may appear, named insured and endorsed with a standard mortgage clause (as applicable) on all insurance policies that insure the assets to be secured by the Security;

(k) satisfaction by the Lenders with the due diligence materials related to "ring-fencing" issues in respect of the assets of the Ripon Entities;

(l) a certified copy of the Ripon Purchase Agreement will have been delivered to the Agent;

(m) a certified copy of the Ripon Credit Agreement will have been delivered to the Agent; and

(n) the Borrower will have paid or irrevocably directed the Agent to pay from the initial Drawdown hereunder all reasonable fees (as provided for in Section 5.07) and expenses payable to the Agent and the Lenders (including, but not limited to, all reasonable legal and documentation fees) on or before the Effective Date,

provided that all documents delivered pursuant to this Section 3.01 will be in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably.

3.02 **<u>Conditions Precedent to Subsequent Advances</u>**

The obligation of the Lenders to make any Advance after the initial Advance is subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent by the Borrower:

(a) the Agent will have received timely notice as required under Section 2.06(2);

(b) the representations and warranties deemed to be repeated pursuant to Section 9.02 continue to be true and correct as if made on and as of the Drawdown Date except to the extent that such representations and warranties

relate specifically to an earlier date and the Borrower will have provided a certificate to such effect;

(c) no Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance; and

(d) all other conditions precedent in this Agreement that have not been waived upon which the Borrower may obtain an Advance, to the extent applicable to such Advance, have been fulfilled.

3.03 **Waiver**

The conditions set forth in Sections 3.01 and 3.02 are inserted for the sole benefit of the Agent and Lenders and may be waived by the Agent and Lenders in accordance with the terms of Section 14.09, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Agent and Lenders at any time to assert such conditions in respect of any subsequent Drawdown.

ARTICLE 4
EVIDENCE OF DRAWDOWNS

4.01 **Account of Record**

The Agent will open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lenders hereunder. The Agent will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts will, absent manifest error, constitute *prima facie* evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent will promptly advise the Borrower of such entries made in the Agent's books of account.

ARTICLE 5
PAYMENTS OF INTEREST AND STANDBY FEES

5.01 **Interest on Prime Rate Advances**

The Borrower will pay interest on each Prime Rate Advance during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (i) the Prime Rate in effect from time to time during such Interest Period plus (ii) the Prime Rate Margin. Each determination by the Agent of the Prime Rate and the Prime Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the Prime Rate Advance outstanding during such period and on the basis of the actual

number of days elapsed in a year of 365 days. Changes in the Prime Rate will cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrower.

5.02 **Interest on US Base Rate Advances**

The Borrower will pay interest on each US Base Rate Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the US Base Rate, in effect from time to time during such Interest Period plus (ii) the US Base Rate Margin. Each determination by the Agent of the US Base Rate and the US Base Rate Margin, applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the US Base Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365. Changes in the US Base Rate will cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrower.

5.03 **Interest on LIBOR Advances**

The Borrower will pay interest on each LIBOR Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the LIBO Rate in effect from time to time during such Interest Period plus (ii) the LIBO Rate Margin. Each determination by the Agent of the LIBO Rate and the LIBO Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the LIBOR Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.04 **No Set-Off, Deduction etc.**

All payments (whether interest or otherwise) to be made by the Borrower or any other party pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set-off or deduction of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, the Borrower or any other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set-off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement. For greater certainty, the Borrower will not be required to make any payment under this Section 5.04 in

duplication of any payment required to be made under Section 15.04 or to the extent expressly excluded in Section 15.04.

5.05 **Standby Fees**

The Borrower will pay to the Agent for the account of the Lenders in accordance with their Proportionate Share a standby fee in Canadian Dollars calculated at the rate per annum specified as the applicable "Standby Fee Rate" in the table contained in the definition of "Applicable Margin" on the amount by which the daily average of the aggregate of all Advances outstanding under each Credit Facility (other than Advances under the Swingline Facility) during such Fiscal Quarter is less than the Commitment in respect of such Credit Facility. The standby fee will be determined daily beginning on the Original Closing Date and will be calculated on the basis of a calendar year of 365 days and will be payable by the Borrower quarterly in arrears on the first Business Day of each Fiscal Quarter. Standby fees in connection with the increased Commitments hereunder pursuant to this Second Amendment and Restatement will begin to accrue on June 27, 2005.

5.06 **Standby Fees – Swingline Facility**

The Borrower will pay to the Swingline Lender a standby fee in Canadian Dollars calculated at the rate per annum specified as the applicable "Standby Fee Rate" in the table contained in the definition of "Applicable Margin" on the amount by which the daily average of the aggregate of all Advances outstanding under the Swingline Facility during such Fiscal Quarter is less than the Swingline Commitment. The standby fee will be determined by the Swingline Lender daily beginning on the date hereof and will be calculated on the basis of a calendar year of 365 days and will be payable by the Borrower quarterly in arrears on the first Business Day of each Fiscal Quarter.

5.07 **Agency and Other Fees**

In consideration of the Agent arranging the Credit Facilities and acting as agent under the Credit Documents, the Borrower will pay to the Agent an agency fee and the other fees expressed to be for the account of TD in the amounts, and on the terms and conditions, set out in (i) the agency fee agreement dated as of April 8, 2004 entered into by the Agent and the Borrower, (ii) the fee letter dated as of June 3, 2005 entered into by TD and the Borrower, or (iii) as otherwise agreed to in writing from time to time by the Agent and the Borrower. For greater certainty, such fee letters and any other written arrangements between the Agent and the Borrower respecting fees will constitute Credit Documents will survive the execution of this Agreement and will in all respects remain operative and binding on the Borrower.

5.08 **Late Payment**

If any payment required to be made by the Borrower hereunder or any other Credit Document (including, without limitation, any payment of principal, interest or fees), is not made on the due date thereof, the Borrower will pay interest (including interest on overdue interest) on the amount of such required payment at the Late Payment Rate until payment in full of such required payment has been made.

ARTICLE 6
BANKERS' ACCEPTANCES

6.01 Bankers' Acceptances

(1) To facilitate the procedures contemplated in this Agreement, the Borrower irrevocably appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of the Borrower drafts in the forms prescribed by such Lender (if such Lender is a BA Lender) for bankers' acceptances denominated in Cdn. Dollars (each such executed draft which has not yet been accepted by a Lender being referred to as a **"Draft"**) or non interest-bearing promissory notes of the Borrower in favour of such Lender (if such Lender is a Non BA Lender) (each such promissory note being referred to as a **"BA Equivalent Note"**). Each Bankers' Acceptance and BA Equivalent Note executed and delivered by a Lender on behalf of the Borrower as provided for in this Section will be as binding upon the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower.

(2) Notwithstanding Section 6.01(1), the Borrower will from time to time as required by the applicable Lender provide to the Lenders an appropriate number of Drafts drawn by the Borrower upon each BA Lender and either payable to a clearing service (if such BA Lender is a member thereof) or payable to the Borrower and endorsed in blank by the Borrower (if such BA Lender is not a member of such clearing service) and an appropriate number of BA Equivalent Notes in favour of each Non BA Lender. The dates, the maturity dates and the principal amounts of all Drafts and BA Equivalent Notes delivered by the Borrower will be left blank, to be completed by the Lenders as required by this Agreement. All such Drafts or BA Equivalent Notes will be held by each Lender subject to the same degree of care as if they were such Lender's own property kept at the place at which the Drafts or BA Equivalent Notes are ordinarily kept by such Lender. Each Lender, upon written request of the Borrower, will promptly advise the Borrower of the number and designation, if any, of the Drafts and BA Equivalent Notes then held by it. No Lender will be liable for its failure to accept a Draft or purchase a BA Equivalent Note as required by this Agreement if the cause of such failure is, in whole or in part, due to the failure of the Borrower to provide on a timely basis appropriate Drafts or BA Equivalent Notes to the applicable Lender as may be requested by such Lender on a timely basis from time to time.

(3) The Agent, promptly following receipt of a Drawdown Notice requesting Bankers' Acceptances, will (i) advise each BA Lender of the face amount and the term of the Draft to be accepted by it, and (ii) advise each applicable Non BA Lender of the face amount and term of the BA Equivalent Note to be purchased by it. All Drafts to be accepted from time to time by each BA Lender that is a member of a clearing service will be payable to such clearing service. The term of all Bankers' Acceptances and BA Equivalent Notes issued pursuant to any Drawdown Notice will be identical. Each Bankers' Acceptance and BA Equivalent Note will be dated the Drawdown Date on which it is issued and will be for a term of one, two, three or six months provided that in no event will the term of a Bankers' Acceptance or a BA Equivalent Note extend beyond the Maturity Date. The face amount of the Draft (or the aggregate face amount of the Drafts) to be accepted at any time by each Lender which is a BA Lender, and the face amount of the BA Equivalent Notes to be purchased at any time by each Lender which is a Non BA Lender, will be determined by the Agent based upon the amounts of their respective

Commitments under the Revolving Facility. In determining a Lender's Proportionate Share of a request for Bankers' Acceptances, the Agent, in its sole discretion, will be entitled to increase or decrease the face amount of any Draft, or BA Equivalent Note to the nearest $1,000.

(4) Each BA Lender will complete and accept on the applicable Drawdown Date a Draft having a face amount (or Drafts having the face amounts) and term advised by the Agent pursuant to Section 6.01(3). Each applicable BA Lender will purchase on the applicable Drawdown Date the Bankers' Acceptance or Bankers' Acceptances accepted by it, for an aggregate price equal to the BA Discount Proceeds of such Bankers' Acceptance (or Bankers' Acceptances). The Borrower will ensure that there is delivered to each applicable BA Lender that is a member of a clearing service, and such BA Lender is hereby authorized to release the Bankers' Acceptance accepted by it to such clearing house upon receipt of confirmation that such clearing house holds such Bankers' Acceptance for the account of such BA Lender.

(5) Each Non BA Lender, in lieu of accepting Drafts or purchasing Bankers' Acceptances on any Drawdown Date, will complete and purchase from the Borrower on such Drawdown Date a BA Equivalent Note in a face amount and for a term identical to the face amount and term of the Draft or Drafts which such Non BA Lender would have been required to accept on such Drawdown Date if it were a BA Lender, for a price equal to the BA Discount Proceeds of such BA Equivalent Note. Each Non BA Lender will be entitled without charge to exchange any BA Equivalent Note held by it for two or more BA Equivalent Notes of identical date and aggregate face amount, and the Borrower will execute and deliver to such Non BA Lender such replacement BA Equivalent Notes such Non BA Lender will return the original BA Equivalent Note to the Borrower for cancellation.

(6) The Borrower will pay to each BA Lender in respect of each Draft tendered by the Borrower to and accepted by such BA Lender, and to each Non BA Lender in respect of each BA Equivalent Note tendered to and purchased by such Non BA Lender, as a condition of such acceptance or purchase, the BA Stamping Fee.

(7) Upon acceptance of each Draft or purchase of each BA Equivalent Note, the Borrower will pay to the applicable Lender the related fee specified in Section 6.01(6), and to facilitate payment such Lender will be entitled to deduct and retain for its own account the amount of such fee from the amount to be transferred by such Lender to the Agent for the account of the Borrower pursuant to this Agreement in respect of the sale of the related Bankers' Acceptance or of such BA Equivalent Note.

(8) If the Agent determines in good faith, which determination will be final, conclusive and binding upon the Borrower, and so notifies the Borrower, that there does not exist at the applicable time a normal market in Canada for the purchase and sale of bankers' acceptances, any right of the Borrower to require the Lenders to purchase Bankers' Acceptances and BA Equivalent Notes under this Agreement will be suspended until the Agent determines that such market does exist and gives notice thereof to the Borrower and any Drawdown Notice, Conversion Notice or Rollover Notice requesting Bankers' Acceptances will be deemed to be a Drawdown Notice or Conversion Notice requesting a Prime Rate Advance in a similar aggregate principal amount.

(9) On the date of maturity of each Bankers' Acceptance or BA Equivalent Note, the Borrower will pay to the Agent, for the account of the holder of such Bankers' Acceptance or BA Equivalent Note, in Canadian Dollars an amount equal to the face amount of such Bankers' Acceptance or BA Equivalent Note, as the case may be. In the case of a Rollover of a Bankers' Acceptance or BA Equivalent Note, in order to satisfy the continuing liability of the Borrower to a Lender for the face amount of the maturing Bankers' Acceptance or BA Equivalent Note, the Lender will determine and retain the BA Discount Proceeds of the new Bankers' Acceptance or BA Equivalent Note, and the Borrower will, on the maturity date of the maturing Bankers' Acceptance or BA Equivalent Note, pay to the Agent for the account of the relevant Lender (i) the difference between the principal amount of the maturing Bankers' Acceptance or BA Equivalent Note and the BA Discount Proceeds from the new Bankers' Acceptance or BA Equivalent Note, and (ii) the BA Stamping Fee in respect of the new Bankers' Acceptance or BA Equivalent Note. The obligation of the Borrower to make such payment will not be prejudiced by the fact that the holder of such Bankers' Acceptance is the Lender that accepted such Bankers' Acceptances. No days of grace will be claimed by the Borrower for the payment at maturity of any Bankers' Acceptance or BA Equivalent Note. If the Borrower does not make such payment, from the proceeds of an Advance obtained under this Agreement or otherwise, the amount of such required payment will be deemed to be a Prime Rate Advance to the Borrower from the Lender that accepted such Bankers' Acceptance or purchased such BA Equivalent Note.

(10) The signature of any duly authorized officer of the Borrower on a Draft or a BA Equivalent Note may be mechanically reproduced in facsimile, and all Drafts and BA Equivalent Notes bearing such facsimile signature will be as binding upon the Borrower as if they had been manually signed by such officer, notwithstanding that such Person whose manual or facsimile signature appears on such Draft or BA Equivalent Note may no longer hold office at the date of such Draft or BA Equivalent Note or at the date of acceptance of such Draft by a BA Lender or at any time thereafter.

ARTICLE 7
REPAYMENT

7.01 Mandatory Repayment of Principal

Subject to the terms hereof, the Borrower will repay all Obligations in connection with the Credit Facilities, including the outstanding principal amount of all Advances thereunder (which, for greater certainty, will include all amounts payable by the Borrower to the Agent under Section 6.01(9) with respect to any Bankers' Acceptances and BA Equivalent Notes outstanding on the Maturity Date) together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances, in full on the Maturity Date and the Credit Facilities and the Commitments thereunder will be automatically terminated on the Maturity Date.

7.02 Voluntary Repayments and Reductions

Subject to the Agent receiving a Repayment Notice which will be given not less than one Business Day prior to the proposed repayment date and which will be irrevocable, the Borrower may from time to time repay or prepay Advances outstanding under the Revolving

Facilities from the proceeds of Future Intercompany Debt or Future Intercompany Equity and representing proceeds of the Convertible Debenture Financing or otherwise, without premium, penalty or bonus provided that each such repayment or prepayment will be in a minimum aggregate amount of $1,000,000 and in whole multiples of $100,000 for Advances denominated in Canadian Dollars and in a minimum aggregate amount of US$1,000,000 and in whole multiples of US$100,000 for Advances denominated in United States Dollars. For the avoidance of doubt, the minimum repayment amounts referenced herein will not apply to repayment of Advances under the Swingline Facility.

7.03 **Cancellation or Reduction of Credit Facility or Swingline Facility**

The Borrower may, at any time, upon giving at least three Business Days prior notice to the Agent, cancel in full or, from time to time, reduce in part, either or both of the Revolving Facility or the Swingline Facility and, if reduced, the Commitments of each of the Lenders (or the Swingline Lender) will be reduced *pro rata* in the same proportion that the amount of the reduction in either or both of the Revolving Facility or the Swingline Facility bears to the amount of either or both of the Revolving Facility or the Swingline Facility in effect immediately prior to the reduction; provided, however, that any reduction will be in a minimum amount of Cdn.$1,000,000 in integral multiples of Cdn.$100,000. The Borrower will not cancel all or any portion of the Commitments if as a result thereof it would be required to repay Bankers' Acceptances with a maturity date falling subsequent to the date of such cancellation. In addition, if, the Borrower cancels all or any portion of the Commitments and as a result thereof it would be required to repay LIBOR Advances, Section 7.10 shall apply to such repayment.

7.04 **Mandatory Repayment on Dispositions**

(1) The Borrower will forthwith repay the Obligations under the Revolving Facility with Net Disposition Proceeds of Approved Asset Dispositions in such an amount so as to ensure that following the closing of such Approved Asset Disposition, the Total Debt to EBITDA Ratio is or will be less than 2.75:1. The Borrower will forthwith repay the Obligations under the Revolving Facility with Net Disposition Proceeds of Ripon Dispositions in such an amount so as to ensure that following the closing of such Ripon Disposition, the Total Debt to EBITDA Ratio is or will be less than 2.75:1. Forthwith upon closing of any Approved Asset Disposition or Ripon Disposition, as applicable, the Borrower will deliver to the Agent a certificate calculating (i) the Total Debt to EBITDA Ratio as at the date of such closing, and (ii) the *pro forma* Total Debt to EBITDA Ratio calculated by deducting EBITDA applicable to the assets the subject of such Approved Asset Disposition or Ripon Disposition, as applicable, from any such calculation. For greater certainty, the foregoing repayment obligation shall apply if any of the Net Disposition Proceeds are not received by the Borrower directly but are instead received by any Restricted Party or any Ripon Entity.

(2) Notwithstanding Section 7.04(1), if it is the intention of the Borrower to replace the assets subject of any Approved Asset Disposition or Ripon Disposition, as applicable, with other like assets useful in the Business, the Borrower may retain all or that portion of the Net Disposition Proceeds that it intends to use for application towards the purchase of such other assets; provided that within 180 days following any such Approved Asset Disposition or Ripon Disposition, as applicable, the Borrower has entered into a *bona fide* Arm's Length contract for

the purchase of such like replacement assets and within 180 days of the date of such purchase contract (or such longer period as agreed by the Majority Lenders acting reasonably) the Borrower has consummated such acquisition and applied all of such retained Net Disposition Proceeds in respect thereof. If following the first such 180 day period the Borrower has not entered into such a contract or following the second such 180 day period (as may have been extended by agreement of the Majority Lenders) the Borrower has not consummated such acquisition, all such retained Net Disposition Proceeds will be paid by the Borrower (irrespective as to which Restricted Party or Ripon Entity retained any such proceeds) to the Agent and will be applied in permanent repayment of outstanding Advances under the Revolving Facility.

7.05 **Mandatory Repayments from Proceeds of Insurance**

(1) If the Restricted Parties receive proceeds of insurance (other than business interruption insurance) in an aggregate amount up to $100,000 in any Fiscal Year, the Restricted Parties may retain such proceeds.

(2) If the Restricted Parties receive proceeds of insurance in excess of $100,000 in the aggregate in any Fiscal Year (other than business interruption insurance), the Restricted Parties may retain all such insurance proceeds in any Fiscal Year aggregating up to $2,000,000 provided that an Obligor enters into a *bona fide* contract to replace, repair or rebuild the asset to which such proceeds relate within 180 days and such replacement, repair or rebuilding has been completed within 180 days (or such longer period as agreed by the Majority Lenders acting reasonably) following the entering of such contract. If following the first such 180 day period no Obligor has entered into any such contract or following the second such 180 day period, such assets have not been replaced, repaired or rebuilt, such proceeds will be immediately paid by the Borrower, (irrespective as to which Restricted Party received such insurance proceeds), to the Agent and will be applied by the Agent in permanent repayment of outstanding Advances under the Revolving Facility.

(3) If the Restricted Parties cumulatively receive proceeds of insurance (other than business interruption insurance) in the aggregate in a Fiscal Year in excess of $2,000,000, the Majority Lenders will, in their sole discretion, acting reasonably, determine whether to direct the Borrower (irrespective as to which Restricted Party received such insurance proceeds) to pay the proceeds to the Agent for application against outstanding Obligations under the Revolving Facility or to direct such Restricted Party to use such proceeds to replace, repair or rebuild assets within the time period prescribed by the Lenders.

(4) Notwithstanding anything contained herein, a Restricted Party will pay all proceeds of insurance (including, without limitation, business interruption insurance) to the Agent for application against outstanding Obligations under the Revolving Facility if there exists a Pending Event of Default (for application only if such Pending Event of Default becomes an Event of Default) or an Event of Default. All proceeds of business interruption insurance will be paid over to the Borrower provided there then exists no Event of Default.

(5) The Borrower will forthwith repay the Obligations under the Revolving Facility with the proceeds of insurance received from any of the Ripon Entities (other than business interruption insurance and subject to the prior right of payment of the Lenders under the Ripson

Credit Agreement) in such an amount so as to ensure that following application of such insurance proceeds the Total Debt to EBITDA Ratio is less than 2.75:1.

7.06 **Mandatory Repayments from Make Whole Amounts**

If any Restricted Party receives any amount by way of "make-whole", "liquidated damages" or other lump sum amount in excess of $1,000,000 payable upon termination or default under a Material Contract, and the Total Debt to EBITDA Ratio last calculated hereunder was greater than 1.75:1, such amounts will be immediately paid by the Borrower (irrespective as to which Restricted Party received such payment) to the Agent to be applied by the Agent in permanent repayment of outstanding Advances under the Revolving Facility.

7.07 **Mandatory Prepayments under USEB Loan Agreement**

If Countryside Canada receives any amount by way of mandatory prepayment of principal owing under Section 6.2 or 6.4 of the USEB Loan Agreement, such amount will be immediately paid by the Borrower (irrespective of the fact that such amount was received by Countryside Canada) to the Agent to be applied by the Agent in permanent repayment of outstanding Advances under the Revolving Facility.

7.08 **Excess Over the Maximum Amounts**

If the Agent determines that on any day as a result of currency fluctuations the aggregate of (a) Advances in Canadian Dollars then outstanding under either Credit Facility, and (b) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under such Credit Facility on such day exceeds the aggregate of Commitments then in effect in respect of such Credit Facility, the Agent will notify the Borrower that such an event has occurred, and the Borrower will within three Business Days following receipt of such notice, (i) repay Advances under such Credit Facility in an amount equal to such excess, or (ii) deposit with the Agent cash or Cash Equivalents in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Borrower may withdraw the amount by which such excess has been reduced.

7.09 **Extension of Maturity Date**

(1) The Borrower may request, once only, by written request given to the Agent (the **"Extension Request"**) no earlier than one year from the Effective Date nor later than two years from the Effective Date that this Agreement be amended (the **"Extension Amendment"**) to extend the Maturity Date for a further period of 365 days. Each Lender may accept or reject the request made by the Borrower for an Extension Amendment, in its sole and absolute discretion. Each Lender will notify the Agent as to whether or not it consents to the Extension Amendment within 30 days of receipt by the Agent of the Extension Request. If any Lender does not provide such notice within such period, such Lender will be deemed not to have consented to the Extension Amendment. As soon as practicable, following 30 days of receipt by the Agent of the Extension Request, the Agent will give written notice to the Borrower and the Lenders advising as to those Lenders who have consented to the Extension Amendment (collectively, the **"Consenting Lenders"** and, individually, a **"Consenting Lender"**) and those Lenders who have

not consented or who have been deemed not to have consented to the Extension Amendment (collectively the **"Dissenting Lenders"** and, individually, a **"Dissenting Lender"**).

(2) A Consenting Lender, at its option, may acquire all or a rateable portion of the Commitments of the Dissenting Lenders under the Revolving Facility (and, if applicable, all but not less than all of the Commitment of the Swingline Lender under the Swingline Facility) by giving written notice to the Agent of the rateable portion of the Commitments of the Dissenting Lenders under the Revolving Facility which such Consenting Lender is prepared to acquire or, if applicable, written notice that it is prepared to acquire the entire Commitment of the Swingline Lender under the Swingline Facility. Such notice will be given within the time period specified by the Agent following receipt of the notice from the Agent advising as to the Consenting Lenders and the Dissenting Lenders pursuant to Section 7.09(1).

(3) If one or more of the Consenting Lenders (collectively, the **"Acquiring Lenders"** and, individually, an **"Acquiring Lender"**) has given notice to the Agent that it wishes to acquire all or a rateable portion of the Commitments of the Dissenting Lenders under the Revolving Facility or all of the Commitment of the Swingline Lender under the Swingline Commitment then each Acquiring Lender will acquire a rateable portion of such Commitments under the Revolving Facility and the Commitments of the Acquiring Lenders under this Agreement will be increased by their respective rateable portions of such Commitments as of the then current Maturity Date (such date hereafter referred to as the **"Commitment Extension Date"**); provided that the acquired Commitments will be allocated to the Acquiring Lenders by the Agent rateably based on their individual Commitments immediately prior to such acquisition and if more than one Acquiring Lender has offered to acquire all of the Commitments of the Swingline Lender the Borrower shall determine the Swingline Lender. Five Business Days prior to the Commitment Extension Date, the Agent will give notice to each of the Acquiring Lenders and the Borrower setting out the amount of the Commitments under the Credit Facilities to be acquired by each of the Acquiring Lenders and the amount of the Advances of the Dissenting Lenders to be acquired by each of the Acquiring Lenders together with all interest accrued thereon, and all other amounts owing to the Dissenting Lenders hereunder and each of the Acquiring Lenders will deposit, on the Commitment Extension Date, with the Agent an amount equal to its respective rateable portion of such amount, and the Agent, on the Commitment Extension Date, will pay the amounts so deposited to the Dissenting Lenders, and upon such payment, each of the Dissenting Lenders will cease to be a "Lender" for purposes of the Credit Facilities and, in each case, will no longer have any obligations under the Credit Facilities. Upon the assumption of the Commitments in respect of the Credit Facilities of each of the Dissenting Lenders by one or more Acquiring Lenders, Schedule A hereto will be deemed to be amended to increase the Commitment in respect of the Credit Facilities of the Acquiring Lenders by the amount of such assumption.

(4) If the Borrower has requested an Extension Amendment and such Extension Amendment has not been consented to by all Lenders but has been consented to by the Majority Lenders and if the Acquiring Lenders have not acquired all of the Commitments under the Credit Facilities of the Dissenting Lenders, then the Borrower may locate one or more other Persons (**"Substitute Lenders"**), satisfactory to the Majority Lenders (excluding any Dissenting Lenders) to become Lenders and to acquire all or a rateable portion of the Commitments under the Revolving Facility of the Dissenting Lenders hereunder and/or acquire all of the

Commitment of the Swingline Lender in respect of the Swingline Facility in accordance with Section 7.09(3), which have not been acquired by the Acquiring Lenders. Upon the acquisition by any Substitute Lender of all or a portion of the Commitments under the Credit Facilities of one or more Dissenting Lenders such Substitute Lender will deliver to the Agent, the Lenders and the Borrower an Assignment Agreement to be effective as of the Commitment Extension Date. If the Extension Amendment has been consented to by the Majority Lenders but not all of the Commitments of all of the Dissenting Lenders have been acquired by Acquiring Lenders or Substitute Lenders or both on or before the Commitment Extension Date, the Borrower may, with the unanimous consent of all Lenders (excluding the Dissenting Lenders) maintain the Credit Facilities by prepaying on the Commitment Extension Date all of the unsubscribed shortfall and permanently reduce the Credit Facilities by the entire amount of such unsubscribed shortfall. If the Borrower makes such repayments and permanent reductions on the Commitment Extension Date, the Maturity Date will be extended in accordance with the Extension Request. For the avoidance of doubt, only one Lender may act as Swingline Lender hereunder.

(5) If the Borrower has requested an Extension Amendment and either (a) such Extension Amendment has not been consented to by the Majority Lenders, or (b)(i) such Extension Amendment has been consented to by the Majority Lenders but not all of the Commitments of all of the Dissenting Lenders have been acquired by the Acquiring Lenders or Substitute Lenders or both on or before the Commitment Extension Date, and (ii) the Borrower has not prepaid on the Commitment Extension Date any unsubscribed shortfall and permanently reduced the Credit Facilities by the amount of such unsubscribed shortfall, the Maturity Date will not be extended.

7.10 **Payment of Breakage Costs etc.**

In connection with each repayment or prepayment hereunder whether voluntary or mandatory (i) in connection with LIBOR Advances which are repaid prior to the end of the applicable LIBOR Interest Period (a) the Borrower will pay to the Agent (for the account of each applicable Lender) all Breakage Costs, or (b) the Borrower will deposit with the Agent cash or Cash Equivalents in an amount equal to the amount due in respect to such LIBOR Advance at the end of the applicable LIBOR Interest Period, and (ii) in connection with Bankers' Acceptances and, BA Equivalent Notes which are be repaid prior to their respective maturity or expiry dates, the Borrower will deposit cash or Cash Equivalents with the Agent (for the benefit of the applicable Lenders) equal to the full face amount at maturity of such Bankers' Acceptance or BA Equivalent Note, as applicable, and will concurrently deliver to the Agent a cash collateral agreement, supporting resolutions, certificates and opinions to the extent requested by the Agent in form and substance satisfactory to the Agent.

ARTICLE 8
PLACE AND APPLICATION OF PAYMENTS

8.01 **Place of Payment of Principal, Interest and Fees**

(1)

(a) The Borrower undertakes at all times that any Advance under the Revolving Facility is outstanding to it or any other amount is owed by it under any Credit Document to maintain an account in Cdn. Dollars and an account in US Dollars with the Agent, which the Agent will be entitled to debit with such amounts as are from time to time required to be paid by the Borrower under the Credit Documents with respect to the Revolving Facility, as and when such amounts are due, and that each such account will contain sufficient funds for such purpose. Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the Borrower and the Agent, the Borrower hereby directs the Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Borrower under the Revolving Facility pursuant to Article 5, Article 6 and Article 7 of this Agreement. Following any such debit for non-scheduled fees, costs or expenses, the Agent will provide to the Borrower notice of the debit of such fees, costs or expenses and the reasons therefor.

(b) The Borrower undertakes at all times that any Advance under the Swingline Facility is outstanding to it or any other amount is owed by it under any Credit Document to maintain an account in Cdn. Dollars and an account in US Dollars with the Swingline Lender, which the Swingline Lender will be entitled to debit with such amounts as are from time to time required to be paid by the Borrower under the Credit Documents with respect to the Swingline Facility, as and when such amounts are due, and that each such account will contain sufficient funds for such purpose. Without in any way limiting the rights of the Swingline Lender pursuant to the foregoing, unless otherwise specifically agreed between the Borrower and the Swingline Lender, the Borrower hereby directs the Swingline Lender to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Borrower under the Swingline Facility pursuant to Article 5, Article 6 and Article 7 of this Agreement. Following any such debit for non-scheduled fees, costs or expenses, the Swingline Lender will provide to the Borrower notice of the debit of such fees, costs or expenses and the reasons therefor.

(2) All payments by the Borrower under any Credit Document, unless otherwise expressly provided in such Credit Document, will be made to the Agent at the Agent's Account, or at such other location as may be agreed upon by the Agent and the Borrower, for the account of the Lenders entitled to such payment, not later than 12:00 noon (Toronto time) for value on the date when due, and will be made in immediately available funds without set-off or counterclaim.

(3) Unless the Agent will have been notified by the Borrower not later than 12:00 (noon) (Toronto time) of the Business Day prior to the date on which any payment to be made by the Borrower under a Credit Document is due that the Borrower does not intend to remit such payment, the Agent will be entitled to assume that the Borrower has remitted or will remit such payment when so due and the Agent may (but will not be obliged to), in reliance upon such assumption, make available to each applicable Lender on such payment date such Lender's share of such assumed payment. If the Borrower does not in fact remit such payment to the

Agent as required by such Credit Document, each applicable Lender will immediately repay to the Agent on demand the amount so made available to such Lender, together with interest on such amount at the Interbank Reference Rate, in respect of each day from and including the date such amount was made available by the Agent to such Lender to the date such amount is repaid in immediately available funds to the Agent, and the Borrower will immediately pay to the Agent on demand such amounts as are sufficient to compensate the Agent and the Lenders for all costs and expenses (including, without limitation, any interest paid to lenders of funds) which the Agent may sustain in making any such amounts available to the Lenders or which any Lender may sustain in receiving any such amount from, and in repaying any such amount to, the Agent or in compensating the Agent as aforesaid. A certificate of the Agent as to any amounts payable by the Borrower pursuant to the preceding sentence and containing reasonable details of the calculation of such amounts will, absent manifest error, be *prima facie* evidence of the amounts so payable.

(4) If any amount which has been received by the Agent not later than 12:00 noon (Toronto time) on any Business Day as provided above is not paid by the Agent to a Lender on such Business Day as required under this Agreement, the Agent will immediately pay to such Lender on demand interest on such amount at the Interbank Reference Rate in respect of each day from and including the day such amount was required to be paid by the Agent to such Lender to the day such amount is so paid.

8.02 **Netting of Payments**

If, on any date, amounts would be due and payable under this Agreement in the same currency by the Borrower to the Lenders, or any one of them, and by the Lenders, or such Lender, to the Borrower, then, on such date, upon notice from the Agent or such Lender stating that netting is to apply to such payments, the obligations of each such party to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by the Borrower to the Lenders, or such Lender, exceeds the aggregate amount that would otherwise have been payable by the Lenders, or such Lender, to the Borrower or *vice versa*, such obligations will be replaced by an obligation upon whichever of the Borrower or the Lenders, or such Lender, would have had to pay the larger aggregate amount to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount. For greater certainty, prior to acceleration of repayment pursuant to Section 12.02, this Section 8.02 will not permit any Lender to exercise a right of set-off, combination or similar right against any amount which the Borrower may have on deposit with such Lender in respect of any amount to which netting is to apply pursuant to this Section 8.02, but will apply only to determine the net amount to be payable by the Lenders or one of them to the Borrower, or by the Borrower to the Lenders or one of them.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.01 Representations and Warranties

The Borrower represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(1) Existence and Qualification Each Restricted Party (i) has been duly incorporated, amalgamated, merged or continued, as the case may be, and is validly subsisting as a corporation, company, partnership or trust, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may, and (ii) is duly qualified, in good standing and has all required Material Licences to carry on its business in each jurisdiction in which the nature of its business requires qualification to the extent necessary to carry on its business.

(2) Power and Authority Each Restricted Party has the corporate, company, partnership or trust power and authority, as the case may be, (i) to enter into, and to exercise its rights and perform its obligations under, the Credit Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Credit Documents, and (ii) to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it.

(3) Execution, Delivery, Performance and Enforceability of Documents The execution, delivery and performance of each of the Credit Documents to which each Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to any Credit Document has been duly authorized by all corporate actions required, and each of such documents has been duly executed and delivered. Each Credit Document to which any Obligor is a party constitutes the legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms (except, in any case, as such enforceability may be limited by applied bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity).

(4) Credit Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations None of the execution or delivery of, the consummation of the transactions contemplated in, or compliance with the terms, conditions and provisions of any of, the Credit Documents by any Obligor, conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, any Requirement of Law, any Obligors' Organizational Document or any Material Contract or Material Licence, or results or will result in the creation or imposition of any Encumbrance upon any of its Property except for Permitted Encumbrances.

(5) Consent Respecting Credit Documents Other than those consents set forth on Schedule 9.01(5), each Obligor has, obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required

to enable it to execute and deliver each of the Credit Documents to which it is a party and to consummate the transactions contemplated in the Credit Documents.

(6) Taxes Each Restricted Party has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are due and payable, or has accrued such amounts in its financial statements for the payment of such Taxes except for charges, fees or dues which are not material in amount, which are not delinquent or if delinquent are being contested, and in respect of which non-payment would not individually or in the aggregate have, or be reasonably likely to cause, a Material Adverse Effect, and other than as set forth in Schedule 9.01(6), there is at the date given no action, suit, proceeding, investigation, audit or claim now pending, or to its Actual Knowledge, threatened by any Governmental Authority regarding any Taxes nor has it or any other Restricted Party agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes.

(7) Judgments, Etc. At the date given, no Restricted Party is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) which has not been stayed or of which enforcement has not been suspended.

(8) Absence of Litigation Other than as set forth in Schedule 9.01(8) (as amended form time to time with the consent of the Agent), there are no actions, suits or proceedings pending or, to its Actual Knowledge, threatened against or involving any Restricted Party.

(9) Title to Assets Each Restricted Party has good title to its assets, free and clear of all Encumbrances except Permitted Encumbrances and at the date given no Person has any agreement or right to acquire an interest in such assets other than in the ordinary course of its business or pursuant to Permitted Dispositions. Other than as set forth in Schedule 9.01(9), each Restricted Party has all necessary easements, rights of way, municipal franchises, licences, agreements and other rights necessary for the operation of its business (collectively the "**Easements**") and all of the Easements are good, valid and subsisting and are held by such Restricted Party with a good and marketable title thereto free and clear of all Encumbrances except Permitted Encumbrances. The Pledged Securities constitute all of the equity interests held by each Restricted Party in any other Restricted Party or the Borrower and the Pledged Intercompany Notes constitute evidence of all intercompany debt between the Restricted Parties and each other.

(10) Liens The Security Documents create in favour of the Agent for and on behalf of the Agent and the Lenders valid, binding and perfected (when registered) Encumbrances on all right, title and interest in all of the Property which is the subject matter of the Security Documents and those Encumbrances have first priority for all purposes over any other Encumbrances on the Property, except for Permitted Encumbrances which have priority pursuant to Applicable Law.

(11) Use of Real Property All real property owned or leased by each Restricted Party and each of the Easements may be used by such Restricted Party pursuant to Applicable Law for the present use and operation of the elements of the business conducted, or intended to be

conducted, on such real property and the Easements by such Restricted Party. All leases of leased real property are on market terms and conditions and, in such case, is on terms which are commercially reasonable.

(12) Description of Real Property Schedule 9.01(12) contains a description as of the Original Closing Date of (a) all real property owned by each Restricted Party (including municipal addresses, legal description, the name of the Person which owns such property and a brief description of such property and its use), (b) all real property leased by each Restricted Party (including municipal addresses, legal description (to the extent available), the name of the Person which leases such property, the name of the landlord, the term and any renewal rights under the applicable lease and a brief description of such property and its use), and (c) all property not owned or leased by an Restricted Party at which any of its inventory may from time to time be stored or located, other than for processing in the ordinary course of business, (including municipal addresses, legal description (to the extent available), the name of the Person which keeps inventory at such property and the name of the bailee or third party and the name of the bailee or third party holding such inventory at such property).

(13) Insurance Each Restricted Party maintains insurance which is in full force and effect that complies with all of the requirements of this Agreement. Schedule 9.01(13) lists all existing insurance policies maintained by the Restricted Parties as of the Effective Date and provides a summary of particulars of each such policy.

(14) Licensors, Suppliers, Distributors and Customers The relationship with each Restricted Parties' major licensors and major customers are at the date given satisfactory commercial working relationships and, during the 12-month period ended on the Effective Date, no such licensor or customer has modified, cancelled or otherwise terminated its relationship with or decreased its usage or purchase of the services or products of it in a manner which has had, or could reasonably be expected to cause, a Material Adverse Effect. It is not aware of any intention of any such licensor or customer to take any action which could reasonably be expected to cause a Material Adverse Effect.

(15) Labour Relations Other than as set forth in Schedule 9.01(15), no Restricted Party is engaged in any unfair labour practice or employment discrimination practice; and there is no unfair labour practice complaint or complaint of employment discrimination pending against an Restricted Party, or to its Actual Knowledge threatened against an Restricted Party, before any Governmental Authority. No grievance or arbitration arising out of or under any collective bargaining agreement is pending against an Restricted Party or, to its Actual Knowledge, threatened against an Restricted Party, no strike, labour dispute, slowdown or stoppage is pending against an Restricted Party or, to its Actual Knowledge, threatened against an Restricted Party and no union representation proceeding is pending with respect to any of an Restricted Party's employees.

(16) Compliance with Laws It is not in material default under any material Applicable Law or material Applicable Order, subject to the provisions of Section 9.01(33), in the case of Requirements of Environmental Law.

(17) <u>No Event of Default or Pending Event of Default</u> No Event of Default has occurred which is continuing and no Pending Event of Default has occurred. No Restricted Party is in material default under any material agreement, guarantee, indenture or instrument to which it is a party or by which it is bound.

(18) <u>Corporate Structure</u> The corporate structure of the Restricted Parties is as set out in Schedule 9.01(18) (as replaced from time to time to reflect the incurrence of Future Intercompany Debt or the issuance of Future Intercompany Equity), which Schedule contains:

(a) *Share Capital of Restricted Parties*. The authorized capital of each Restricted Party (other than the Fund) is as provided in Schedule 9.01(18), of which the number of issued and outstanding shares and the beneficial owners thereof when given is provided for in Schedule 9.01(18);

(b) *Intercompany Debt*. The existing intercompany debt between each Restricted Party, including a description of the principal amount thereof, the rate of interest applicable thereto and the maturity date thereof; and

(c) *Complete Names*. a complete and accurate list of the full and correct name of each Restricted Party referenced in this Section 9.01(18) (including any French and English forms of name) and the jurisdiction of incorporation or formation of each such Restricted Party.

(19) <u>Rights to Acquire Shares of Restricted Parties</u>. No Person has an agreement or option or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares in the capital of any Restricted Party (other than the Fund);

(20) <u>The Fund</u> The Fund carries on no business other than holding the Countryside Canada Shares and the Countryside Canada Notes and the Fund has no other assets or liabilities (other than ordinary course assets and liabilities incidental to its nature as a mutual fund trust).

(21) <u>Countryside Canada</u> Countryside Canada carries on its business as a shareholder in each of the Borrower and Delaware Subco and carries on no other business. Other than owning (i) all of the issued and outstanding shares in the capital stock of the Borrower, (ii) all of the issued and outstanding shares in the capital stock of Delaware Subco, (iii) the USEB Loan Documents, and (iv) all liabilities under the Countryside Canada Notes, Countryside Canada has no other assets or liabilities (other than ordinary course assets and liabilities incidental to its nature as a holding company or arising pursuant to Pledged Intercompany Notes).

(22) <u>Countryside U.S.</u> Countryside U.S. has no operating assets and carries on no business for a profit other than providing management services to the Fund and its Subsidiaries.

(23) <u>Borrower</u> The Borrower carries on its business as a shareholder in District Energy Holdings and carries on no other business. Other than owning all of the issued and outstanding shares in the capital stock of District Energy Holdings, the Borrower has no other

assets or liabilities (other than ordinary course assets and liabilities incidental to its nature as a holding company or arising pursuant to Pledged Intercompany Notes).

(24) District Energy Holdings District Energy Holdings carries on its business as a shareholder in District Energy and carries on no other business. Other than owning all of the issued and outstanding shares in the capital stock of District Energy, District Energy Holdings has no other assets or liabilities (other than ordinary course assets and liabilities incidental to its nature as a holding company or arising pursuant to Pledged Intercompany Notes).

(25) District Energy District Energy carries on the Business. Other than owing and operating the Business, District Energy has no other assets or liabilities (other than ordinary course assets and liabilities incidental to the Business or arising pursuant to Pledged Intercompany Notes).

(26) Relevant Jurisdictions Schedule 9.01(26) identifies in respect of each Restricted Party, the Relevant Jurisdictions as at the date given including each Restricted Party's jurisdiction of formation, its full address (including postal code), chief executive office and all places of business and, if the same is different, the address at which the books and records of such Restricted Party are located and the address from which the invoices and accounts of such Restricted Party are issued.

(27) Computer Software Each Restricted Party owns or has licensed for use or otherwise has the right to use all of the software necessary to conduct its businesses. All Computer Equipment owned or used by an Restricted Party and necessary for the conduct of business has been properly maintained and is in good working order for the purposes of on-going operation, subject to ordinary wear and tear for Computer Equipment of comparable age.

(28) Intellectual Property Each Restricted Party has rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business; all patents, trade-marks or industrial designs which have been either registered or in respect of which a registration application has been filed by it as at the date given are listed on Schedule 9.01(28). To its Actual Knowledge, no Restricted Party is infringing or misappropriating or is alleged to be infringing or misappropriating the intellectual property rights of any other Person.

(29) Material Contracts and Material Licences:

(a) Schedule 9.01(29), (as amended from time to time), accurately sets out all Material Contracts and Material Licences;

(b) a true and complete certified copy of each documented Material Contract and Material Licence has been delivered to the Agent and each Material Contract and Material Licence is in full force and effect;

(c) to the Actual Knowledge of the Borrower, no event has occurred and is continuing which would constitute a breach of or a default under any Material Contract or Material Licence which would entitle any party thereto or any applicable Governmental Authority to terminate or revoke such Material Contract or Material Licence; and

(d) each Material Contract to which an Restricted Party is a party is binding upon such Restricted Party and, to its Actual Knowledge, is a binding agreement of each other Person who is a party to the Material Contract.

(30) Financial Year End Its financial year end is December 31.

(31) Financial Information All of the quarterly and annual financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the applicable Restricted Party or USEB, as applicable, as of the dates referred to therein and have been prepared in accordance with Applicable GAAP except that, in the case of quarterly financial statements, notes to the statements and audit adjustments required by Applicable GAAP are not included. All other financial information (including, without limitation, budgets and projections) provided to the Agent and the Lenders as of the date provided are based on reasonable assumptions and expectations.

(32) No Material Adverse Effect Since the date of Countryside Canada's most recent financial statements provided to the Agent, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations, assets or prospects which constitutes or has a Material Adverse Effect.

(33) Environmental Except as disclosed in writing to the Lenders, no Restricted Party is subject to any civil or criminal proceeding relating to Requirements of Environmental Laws and is not aware of any investigation or threatened proceeding or investigation. Each Restricted Party has all permits, licenses, registrations and other authorizations required by the Requirements of Environmental Laws for the operation of its business and the properties which it owns, leases or otherwise occupies. Each Restricted Party currently operates its business and its properties (whether owned, leased or otherwise occupied) in compliance with all applicable Requirements of Environmental Laws. No Hazardous Substances are stored or disposed of by any Restricted Party or otherwise used by an Restricted Party in violation of any applicable Requirements of Environmental Laws (including, without limitation, there has been no Release of Hazardous Substances by any Restricted Party at, on or under any property now or previously owned or leased by any Restricted Party). Except as disclosed in the Environmental Reports identified on Schedule 9.01(33), to the Actual Knowledge of the Borrower (i) all underground storage tanks now or previously located on any real property owned or leased by it have been operated, maintained and decommissioned or closed, as applicable, in compliance with applicable Requirements of Environmental Law, and (ii) no real property or groundwater in, on or under any property now or previously owned or leased by any Restricted Party is or has been during such Restricted Party's ownership or occupation of such property contaminated by any Hazardous Substance except for any contamination that would not reasonably be expected to give rise to liability under Requirements of Environmental Laws nor is any such property named in any list of hazardous waste or contaminated sites maintained under the Requirements of Environmental Law.

(34) Welfare and Pension Plans Each Restricted Party has adopted all Welfare Plans required by Applicable Laws and each of such plans has been maintained and is in compliance

with such laws including, without limitation, all requirements relating to employee participation, funding, investment of funds, benefits and transactions with the Restricted Parties and persons related to them. With respect to Pension Plans: (a) no steps have been taken to terminate any Pension Plan (wholly or in part) which could result in any Restricted Party being required to make an additional contribution to the Pension Plan; (b) no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction; (c) no condition exists and no event or transaction has occurred with respect to any Pension Plan which is reasonably likely to result in any Restricted Party incurring any liability, fine or penalty; and (d) no Restricted Party has a contingent liability with respect to any post-retirement benefit under a Welfare Plan. In respect of each Pension Plan: (i) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws and the terms of each Pension Plan have been made in accordance with all Applicable Laws and the terms of each Pension Plan; (ii) all liabilities under each Pension Plan are funded, on a going concern and solvency basis, in accordance with the terms of the respective Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities and the most recent actuarial report filed with respect to the Pension Plan; and (iii) no event has occurred and no conditions exist with respect to any Pension Plan that has resulted or could reasonably be expected to result in any Pension Plan having its registration revoked or refused by any administration of any relevant pension benefits regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws.

(35) Full Disclosure All information provided or to be provided to the Agent and the Lenders in connection with the Credit Facilities and contained in the Prospectus is, as at the Original Closing Date (or in the case of the Prospectus, the date of the Prospectus), full, true and plain and none of the documentation furnished to the Agent and the Lenders by or on behalf of any Restricted Party, to its Actual Knowledge, omits or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by the relevant Person (and any other Person who furnished such material on behalf of them).

(36) Insolvency No Restricted Party nor any of their predecessors where applicable (i) has committed any act of bankruptcy; (ii) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement to its creditors generally; (iii) has any petition for a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed of any part of its assets, has had any Encumbrancer take possession of any of its Property; or (iv) has had an execution or distress become enforceable or become levied on any of its Property.

(37) Non-Arm's Length Transactions All agreements, arrangements or transactions between any Restricted Party, on the one hand, and any Affiliate of or other Person not dealing at Arm's Length with such Restricted Party, on the other hand (other than another Restricted Party), in existence at the Original Closing Date are set forth on Schedule 9.01(37) (if such

arrangements remained in place after the Original Closing Date) or are otherwise permitted pursuant to Section 10.04(22).

(38) Debt No Restricted Party has any Debt that is not Permitted Debt.

(39) Pro Rata Remuneration No Restricted Party has directly or indirectly paid or caused to be paid any remuneration in any manner whatsoever to any Lender as consideration for or as an inducement to the entering into by any Lender of any Credit Document, or the making of any decision under, any of the terms of the provisions of the Credit Documents other than the remuneration set forth in Sections 5.05 and 5.07.

(40) Schedules The information contained in the Schedules attached hereto is true, correct and complete.

9.02 **Ripon Entities Representations and Warranties**

The Borrower represents and warrants for and on behalf of the Ripon Entities to the Agent and each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(1) Corporate Structure The corporate structure of the Ripon Entities is as set out in Schedule 9.02(1), which Schedule contains:

(a) *Share Capital of Ripon Entities*. The authorized capital of each Ripon Entity is as provided in Schedule 9.02(1), of which the number of issued and outstanding shares and the beneficial owners thereof when given is provided for in Schedule 9.02(1);

(b) *Intercompany Debt.* A description of any intercompany debt between any Restricted Party and Delaware Holdco or between any Ripon Entities; and

(c) *Complete Names*. a complete and accurate list of the full and correct name of each Ripon Entity referenced in this Section 9.02(1) and the jurisdiction of incorporation or formation of each such Ripon Entity.

(2) Insolvency No Ripon Entity (i) has committed any act of bankruptcy; (ii) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement to its creditors generally; or (iii) has any petition for a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed of any part of its assets, has had any Encumbrancer take possession of any of its Property.

(3) No Default or Event of Default No event of default or pending default has occurred or is continuing under the Ripon Credit Agreement.

(4) Ripon Entity Covenants The Restricted Parties and Ripon Entities will remain in compliance with the covenants set forth in Section 10.05.

9.03 **Survival and Repetition of Representations and Warranties**

The representations and warranties set out in Sections 9.01 and 9.02 will be deemed repeated as if made on the last day of each Fiscal Quarter of the Borrower and as of the date of each request for a new Advance by the Borrower (unless they are expressed to be made as of a specific date), except in either case to the extent that on or prior to such date the Borrower has advised the Agent in writing of a variation in any such representation or warranty as of such date; and provided further that such disclosure will not excuse any breach of covenant or Event of Default arising hereunder other than as a result of the incorrectness of such representation and warranty.

ARTICLE 10 COVENANTS

10.01 **Positive Covenants**

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will and will cause each other Restricted Party to:

(1) Timely Payment Make due and timely payment of the Obligations required to be paid by it hereunder.

(2) Conduct of Business, Maintenance of Existence, Compliance with Laws Engage in business of the same general type as now conducted by it; carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; preserve, renew and keep in full force and effect its existence; and take all action necessary to maintain all registrations, licenses, rights, privileges and franchises necessary or desirable in the normal conduct of its business; and to comply in all material respects with all Material Contracts, Material Licences and Requirements of Law, including without limitation, Requirements of Environmental Law.

(3) The Fund Do all things necessary to ensure that the Fund carries on no business other than owning all of the Countryside Canada Shares and Countryside Canada Notes and that the Fund has no other assets or liabilities other than those immaterial assets and ordinary course liabilities incidental to its nature as a mutual fund trust.

(4) Countryside Canada Do all things necessary to ensure that Countryside Canada carries on no business other than as shareholder of the Borrower, Delaware Subco and Countryside U.S. and that other than owning (i) all of the issued and outstanding shares in the capital stock of the Borrower, Countryside U.S. and Delaware Subco, (ii) the USEB Loan Documents, and (iii) the Pledged Intercompany Notes ensure that Countryside Canada has no other assets or liabilities other than those immaterial assets and ordinary course liabilities incidental to its nature as a holding company.

(5) Countryside U.S. Do all things necessary to ensure that Countryside U.S. has no operating assets and carries on no business for a profit other than providing management services to the Fund and its Subsidiaries.

(6) The Borrower. Do all things necessary to ensure that the Borrower carries on no business other than as a shareholder of District Energy Holdings and that other than owning all of the issued and outstanding shares in the capital stock of District Energy Holdings, ensure that the Borrower has no other assets or liabilities other than immaterial assets and ordinary course liabilities incidental to its nature as a holding company.

(7) District Energy Holdings Do all things necessary to ensure that District Energy Holdings carries on no business other than as shareholder of District Energy and that other than owning all of the issued and outstanding shares in the capital stock of District Energy and Pledged Intercompany Notes ensure that District Energy Holdings has no other assets or liabilities other than immaterial assets and ordinary course liabilities incidental to its nature as a holding company.

(8) District Energy Do all things necessary to ensure that District Energy carries on no business other than the Business.

(9) Further Assurances Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement or the other Credit Documents and are required by the Agent from time to time.

(10) Access to Information Promptly provide the Agent with all information reasonably requested by the Agent for and on behalf of the Lenders from time to time concerning its financial condition and Property (including without limitation, an aged list of accounts receivables and account payables for each Restricted Party), and during normal business hours and from time to time upon reasonable notice, permit representatives of the Agent, and the Lenders if accompanied by the Agent, to inspect any of its Property and, not more frequently than once per year other than during the continuance of an Event of Default, to examine and take extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial affairs, its business or any part of its Property with its senior officers and, not more frequently than once per year other than during the continuance of an Event of Default (in the presence of such of its representatives as it may designate) its auditors provided that the Borrower will be entitled to have an officer present at any such meeting with the auditors. The Borrower will pay all reasonable expenses incurred by such representatives in order to visit the Borrower's premises or attend at its and each other Restricted Party's principal office, as applicable. for such purposes.

(11) Payment Obligations Pay or discharge, or cause to be paid or discharged, before the same will become delinquent (i) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof, and (ii) all required payments under any of its Debt, and pay or discharge or cause to be paid or discharged in a timely manner in accordance with prudent business practices (i) all lawful claims for labour,

materials and supplies, and (ii) all other obligations; provided, however that it will not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof will be contested in good faith by appropriate proceedings and an adequate reserve in accordance with Applicable GAAP and satisfactory to the Agent, acting reasonably, have been established in its books and records.

(12) Use of Credit Facilities Use the proceeds of the Credit Facilities as contemplated by Section 2.03.

(13) Insurance Maintain or cause to be maintained with reputable insurers, coverage against risk of loss or damage to its Property (including public liability and damage to property of third parties), business interruption insurance, fire and extended peril insurance and boiler and machinery insurance of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations and provide to the Agent, on an annual basis, evidence of such coverage. The Borrower will, on an annual basis prior to the expiry or replacement of any insurance policy or more frequently if requested by the Agent, send copies of all renewed or replacement policies to the Agent and, if requested by the Agent, will permit a reputable insurance consultant to complete a review of and comment on the adequacy of such coverage, and the Borrower will thereafter remedy any inadequacies such consultant may raise, acting reasonably. Without limiting the generality of the foregoing, the Restricted Parties will maintain in effect all insurance coverages reasonable and prudent for a business similar to their business conducted from similar locations. The Agent on behalf of the Lenders will be indicated in all insurance policies, as applicable, as a loss payee and additional insured, and all real property policies will contain such standard mortgage clauses as the Agent will reasonably require for the Lenders' protection.

(14) Notice of Event of Default or Pending Event of Default Promptly notify the Agent of any Event of Default or Pending Event of Default that would apply to it or to any Restricted Party of which it becomes aware.

(15) Notice of Material Adverse Effect Promptly notify the Agent of any Material Adverse Effect that would apply to it of which it becomes aware.

(16) Notice of Litigation Diligently defend itself and its properties from and against any lawsuits or claims in accordance with prudent business practice and promptly notify the Agent on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance the result of which if determined adversely would be a judgment or award against it (i) in excess of $2,500,000, or (ii) would result in a Material Adverse Effect to it, and from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding.

(17) USEB Loan Documents

(a) fully comply at all times with each USEB Loan Document to which it is a party;

(b) use commercially reasonable efforts to enforce all of its rights under each USEB Loan Document;

(c) promptly provide to the Agent each notice given or received under any USEB Loan Document; and

(d) ensure that at all times the USEB Security remains valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) over the assets of the applicable USEB Entity.

(18) Other Notices Promptly, upon having knowledge, give notice to the Agent on behalf of the Lenders of:

(a) any notice of expropriation affecting any Restricted Party;

(b) any violation of any Applicable Law, which does or could reasonably be expected to have a Material Adverse Effect on any Restricted Party;

(c) any termination or expiration (unless renewed upon expiry) of or default under a Material Contract (provided that the notice under this Section 10.01(18)(c) need only be given at the same time as the Borrower delivers its quarterly financial statements under Section 10.03(1) if such termination or expiration will not result in a payment under Section 7.06);

(d) any damage to or destruction of any property, real or personal, of any Restricted Party having a replacement cost in excess of $250,000;

(e) the receipt of insurance proceeds by any Restricted Party in excess of $100,000;

(f) any Encumbrance registered against any property or assets of any Restricted Party, other than a Permitted Encumbrance;

(g) any entering into of a Material Contract (provided that the notice under this Section 10.01(18)(g) need only be given at the same time as the Borrower delivers its quarterly financial statements under Section 10.03(1)); or

(h) any notice of the occurrence of a default under the Ripon Credit Agreement received in writing under the Ripon Credit Agreement.

(19) Computer Software Own or license for use or otherwise maintain the right to use all of the material software necessary to conduct its businesses and properly maintain and keep in good working order for the purposes of on-going operation, all Computer Equipment owned or used by an Restricted Party and necessary for the conduct of business, subject to ordinary wear and tear for Computer Equipment of comparable age.

(20) Intellectual Property Maintain rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business and not knowingly infringe or misappropriate the intellectual property rights of any other Person.

(21) Environmental Compliance Operate its business in compliance with applicable Requirements of Environmental Laws and operate all Property owned, leased or otherwise

occupied by it such that no obligation, including a clean-up or remedial obligation, will arise in respect of an Restricted Party under any Requirements of Environmental Law, provided however, that if any such obligation arises, the applicable Restricted Party will promptly satisfy or contest such obligation at its own cost and expense or take action against a third party responsible for the contamination. It will promptly notify the Agent, to the extent not disclosed as of the Original Closing Date, upon (i) learning of the existence of Hazardous Substance located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in substantial compliance with applicable Requirements of Environmental Law), or contained in the soil or water constituting such land, and (ii) the occurrence of any lawfully reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land which, in either case, is likely to result in liability under Requirements of Environmental Law.

(22) Security With respect to the Security:

(a) provide to the Agent the Security required from time to time pursuant to Article 11 in accordance with the provisions of such Article, accompanied by supporting resolutions, certificates and opinions as reasonably requested by the Agent and in form and substance satisfactory to the Agent; and

(b) do, execute and deliver all such things, documents, security, agreements and assurances as may from time to time be reasonably requested by the Agent to ensure that the Agent holds at all times valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Restricted Parties meeting the requirements of Article 11

(23) Maintenance of Property Keep all Property necessary in its business in good working order and condition, normal wear and tear excepted and maintain all Intellectual Property necessary to carry on its business.

(24) Material Contracts Execute and deliver, in a form satisfactory to the Agent, acting reasonably, a specific assignment by way of security in favour of the Agent of each Material Contract which the Agent, requires be specifically assigned to the Agent by the applicable Restricted Party (except where such assignment would breach the terms of such Material Contract).

(25) Expenses Pay promptly all reasonable fees and disbursements (including sales tax, goods and services tax and harmonised sales and goods and services tax) incurred or paid by the Agent (or, after the occurrence and during the continuance of an Event of Default, the Lenders) in connection with the preparation, negotiation, execution, delivery, maintenance, amendment and enforcement (including any workouts in connection with or in lieu of any enforcement) of the Credit Documents and in connection with the consummation of the transactions contemplated by the Credit Documents and in connection with the preparation of this Agreement and including without limitation, all court costs and all reasonable fees and disbursements of lawyers, auditors, consultants and accountants.

(26) Employee Benefit and Welfare Plans Maintain all employee benefit and Welfare Plans relating to its business in compliance with all Applicable Laws and ensure that all premiums and payments relating to employee benefits and pensions are paid as due.

(27) Additional Information Promptly provide the Agent, upon receipt thereof, with copies of all "management letters" or other material letters submitted by independent public accountants in connection with audited financial statements described in Section 10.03 raising issues associated with the audit of the Restricted Parties (but not including such accountant's engagement letters).

(28) Pledged Intercompany Notes Each Pledged Intercompany Note will be evidenced by a promissory note approved by the Majority Lenders prior to the issuance thereof which note will not be subject to amendment without the consent of the Majority Lenders, acting reasonably.

(29) Maintenance of Material Contracts and Material Licences Maintain all Material Contracts and Material Licenses.

(30) Maintenance of Bank Accounts Maintain all bank accounts and other forms of deposit account (including the Holdback Account and any Future Reserve Accounts, if applicable) or cause any cash or cash equivalents that are the property of any Restricted Party to be held with a Lender.

10.02 **Financial Covenants**

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders:

(1) Total Debt to Capitalization Ratio The Borrower will ensure that at all times the ratio of Total Debt to Capitalization is not greater than 0.50:1 to be reported upon in a Compliance Certificate for the period ended as at the last day of each Fiscal Quarter.

(2) Total Debt to EBITDA Ratio The Borrower will ensure that at all times the Total Debt to EBITDA Ratio is not greater than (i) 3.50:1 from the Effective Date until the Fiscal Year ended December 31, 2005 and (ii) thereafter 2.75:1, to be reported upon quarterly in a Compliance Certificate for the period ended as at the last day of each Fiscal Quarter. For the purposes of calculating the Total Debt to EBITDA Ratio only, acquisition related trailing EBITDA is to be included in the calculation while divestiture related trailing EBITDA is to be deducted in the calculation.

(3) Fixed Charge Coverage Ratio The Borrower will ensure that at all times the Fixed Charge Coverage Ratio is not less than 1.00:1 to be reported upon quarterly in a Compliance Certificate for the period ended as at the last day of each Fiscal Quarter.

For greater certainty, (i) the Excluded Assets (and all associated impacts on Applicable GAAP financial statements) shall be excluded for the purposes of calculating compliance with the foregoing covenants and (ii) any cash flow from the Ripon Entities shall only be included in the calculation of the foregoing covenants if such cash flow is pursuant to a Ripon Distribution.

10.03 **Reporting Requirements**

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will and will cause each other Obligor to:

(1) Quarterly Reports As soon as available and in any event within 45 days of the end of each of its Fiscal Quarters (other than the fourth quarter which will be delivered within 60 days), cause to be prepared and delivered to the Agent as at the end of such quarter; (i) the unaudited management prepared financial statements of Countryside Canada prepared in a form satisfactory to the Lenders but in any event excluding the results of the Ripon Entities; (ii) the unaudited management prepared consolidated financial statements of USEB in form satisfactory to the Lenders; (iii) the unaudited management prepared combined financial statements of Countryside Canada and USEB in form satisfactory to the Lenders including; and (iv) the unaudited consolidated management prepared financial statements of the Ripon Entities, in each case and without limitation, a balance sheet and statement of income and retained earnings which will be prepared in accordance with Applicable GAAP, but excluding notes to financial statements and audit adjustments required by Applicable GAAP. The management prepared financial statements itemized in (i), (ii) and (iii) above to be accompanied by a statement identifying and explaining any material differences in cash flow, sources and uses of cash or changes in financial position occurring in the subject period from the forecast in the Annual Financial Forecast for such period.

(2) Annual Reports As soon as available and in any event as soon as required by Applicable Law or within 120 days after the end of each of the Borrower's Fiscal Years, cause to be prepared and delivered to the Agent; (i) the annual audited financial statements of Countryside Canada prepared on a Modified Consolidated Basis; (ii) the annual audited consolidated financial statements of USEB; and (iii) an unaudited management prepared combined annual financial statement of Countryside Canada and USEB including; and (iv) the annual audited consolidated financial statements of the Ripon Entities, in each case and without limitation a balance sheet, statement of income and retained earnings and statement of changes in financial position for such Fiscal Year, which will be prepared in accordance with Applicable GAAP and certified by an officer of Countryside Canada. In preparing the unaudited management prepared combined financial statements of Countryside Canada and USEB for the purposes of Section 10.03(1) and (2), such statements shall eliminate the Excluded Assets (and all associated impacts on Applicable GAAP financial statements) and shall contain a column showing the elimination of the Excluded Assets (and all associated impacts on Applicable GAAP financial statements) and the elimination of intercompany charges so that such combined financial statements can be reconciled to the financial statements of Countryside Canada on a Modified Consolidated Basis and USEB on a consolidated basis.

(3) Compliance Certificate Concurrently with the delivery of the financial statements referred to in Sections 10.03(1) and 10.03(2) above, provide the Agent with a Compliance Certificate.

(4) Annual Financial Forecast As soon as available and in any event not later than 30 days prior to the start of each of the Borrower's Fiscal Years for the next Fiscal Year, provide to the Agent for the Lenders, the Annual Financial Forecast.

(5) Sufficient Copies to Agent Ensure that in complying with this Section 10.03, the Agent is supplied with sufficient quantities of all materials for each of the Lenders and the Agent and wherever possible, that electronic copies are sent which the Agent is then authorized to send electronically to the Lenders.

(6) Other Information Deliver to the Agent such other information relating to the conduct of business or financial condition of the Obligors as the Agent on behalf of the Lenders may reasonably request from time to time.

10.04 **Negative Covenants**

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will not and will ensure that each Restricted Party will not:

(1) Disposition of Property Except for Permitted Dispositions, Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired.

(2) Fundamental Changes Enter into any corporate transaction (or series of transactions), whether by way of arrangement, reorganization, consolidation, amalgamation, merger or otherwise, whereby all or substantially all of its undertaking and assets would become the property of any other Person or in the case of any amalgamation, the property of the continuing corporation resulting from the amalgamation, except that if at the time of and immediately after giving effect to the amalgamation, no Event of Default will have occurred and be continuing it may amalgamate or merge with any wholly-owned Subsidiaries; provided that it provides the Agent with prior notice of any such transaction and upon any amalgamation or merger, the resulting company delivers to the Agent the Security Documents and an assumption agreement pursuant to which the amalgamated or merged company confirms its assumption of all of the obligations of the amalgamating or merging companies under the Credit Documents and such other security, certificates and opinions as may be required by the Agent including, if applicable, a pledge of the amalgamated or merged company's shares.

(3) No Change of Name Change its name, adopt a French form of name or change its jurisdiction of incorporation or formation in each case without providing the Agent with 30 days' prior written notice thereof.

(4) No Debt Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt.

(5) No Prepayment of Debt Directly or indirectly voluntarily prepay, defease or in substance defease, purchase, redeem, retire or otherwise acquire any Debt in advance of Debt outstanding under this Agreement (other than a Capital Lease); or without the consent of the Majority Lenders (i) make any material amendment or modification to any indenture, note or

other agreement evidencing or governing any material Debt, or (ii) if a Pending Event of Default or an Event of Default has occurred or would occur in consequence thereof, make any payment in respect of any Debt other than Debt hereunder, including, without limitation, any Purchase Money Security Interests, Capital Leases, or Pledged Intercompany Notes. From and effective as of June 30, 2004, this Section 10.04(5) will not operate to restrict Permitted Distributions in accordance with Section 10.04(7).

(6) No Financial Assistance Give any Financial Assistance to any Person other than (i) Debt evidenced by the Pledged Intercompany Notes; (ii) guarantees made by the Obligors of Permitted Debt; and (iii) Financial Assistance given to Persons who are not Obligors (other than Ripon Entities) in a cumulative amount not in excess of $5,000,000 in the aggregate. For greater certainty, no Financial Assistance may be given at any time to any Ripon Entity.

(7) No Distributions Other than Permitted Distributions, which may be made so long as (x) no Event of Default or Pending Event of Default exists or would be caused thereby and (y) the Borrower is in compliance with each of the covenants set forth in Section 10.02 and will be so in compliance thereafter, declare any dividends or distributions from, pay principal, interest or any other payment in respect of or apply any of its assets to the purchase, redemption or other acquisition or retirement of, or set apart any sum for the payment of any dividends or distributions or principal, interest or other payment on, or for the purchase, redemption or other acquisition or retirement of, or make any other distribution or payment (by reduction of capital or otherwise) in respect of any of its shares, units, notes, or intercompany debt as applicable, including without limitation the Pledged Securities and the Pledged Intercompany Notes.

(8) Restrictions on Distributions Enter into or be bound by any agreement having the effect of restricting any Restricted Party from making any dividends or distributions or from paying principal, interest or any other payment in respect of or applying any of its assets to the purchase, redemption or other acquisition or retirement of, or setting apart any sum for the payment of any dividends or distributions or principal, interest or other payment on, or for the purchase, redemption or other acquisition or retirement of, or making any other distribution or payment (by reduction of capital or otherwise) in respect of any of its shares, units, notes or intercompany debt as applicable, including without limitation the Pledged Securities and the Pledged Intercompany Notes.

(9) Management Fees Make or pay any bonus, consulting or management fee or corporate overhead payment or other like payment to any shareholder, director or officer, or any of their Affiliates, except for:

(a) salaries, benefits and other employment remuneration (including employee loans) paid in the ordinary course of business and on commercially reasonable terms;

(b) any bonus, consulting or management fee or directors fee or payments to directors and officers of it, provided that any such payments are part of a commercially reasonable compensation package being paid by it for management services rendered; and

(c) arrangements disclosed in Schedule 9.01(37) as such Schedule is amended from time to time with the consent of the Majority Lenders.

(10) No Encumbrances Create, incur, assume or permit to exist any Encumbrance upon any of its Property except Permitted Encumbrances.

(11) No Acquisitions Other than Permitted Acquisitions, make any Acquisitions.

(12) Loans, Investments etc. It will not:

(a) other than loans or investment which constitute Permitted Investments, directly or indirectly make any loan or advance to, or make any investment in the debt obligations of, or guarantee, or otherwise undertake to perform or warrant or ensure performance of any Debt or obligation of, or enter into any agreement that has the effect of assuming the payment or performance of any Debt or obligation of, any Person; or

(b) directly or indirectly subordinate or postpone any claim which it has against any Person, except the extension of credit in the ordinary course of its business to its trade debtors in accordance with customary trade terms.

(13) No Change to Year End Make any change to its Fiscal Year.

(14) No Change to Business Carry on any business, other than (i) in the case of Countryside Canada, the business of being the owner of all of the issued and outstanding shares in the capital stock of the Borrower, the USEB Loan Documents and the Countryside Canada Notes; (ii) in the case of Countryside U.S., the business of being a management services vehicle; (iii) in the case of the Borrower, the business of being the owner of all of the issued and outstanding shares in the capital stock of District Energy Holdings; (iv) in the case of District Energy Holdings, the business of being the owner of all of the issued and outstanding shares in the capital stock of District Energy; and (v) in the case of District Energy, the Business.

(15) Location of Assets in Other Jurisdictions Except for any Property being delivered to a customer in the ordinary course of business of such Obligor as part of the performance of its obligations, or the provision of its services, to such customer under a contract entered into with such customer in the ordinary course of business of such Obligor, locate any Property outside of the jurisdictions identified in Schedule 9.01(26) or move any Property from one jurisdiction to another jurisdiction where the movement of such Property would cause the Encumbrance of the Security over such Property to cease to be perfected under Applicable Law, or knowingly suffer or permit in any other manner any of its Property to not be subject to the Encumbrance of the Security or to be or become located in a jurisdiction as a result of which the Encumbrance of the Security over such Property is not perfected, unless (x) the applicable Obligor has first given 30 days prior written notice thereof to the Agent, and (y) such Obligor has first executed and delivered to the Agent all Security and all financing or registration statements in form and substance satisfactory to the Agent which the Agent or its counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property notwithstanding the movement or location of such Property as aforesaid together with such

supporting certificates, resolutions, opinions and other documents as the Agent may deem necessary or desirable in connection with such security and registrations.

(16) No Share Issuance Other than (i) a future equity offering by the Fund, (ii) the issuance of Future Intercompany Equity or (iii) the issuance of units of the Fund at any time in satisfaction of the indebtedness under the Convertible Debenture Financing, it will not issue any new capital or purchase, redeem or retire in any way any units or shares of its capital or otherwise reduce its issued or paid-up capital in respect of any of its units or shares other than distributions by the Fund in respect of its units from retained earnings of the Fund.

(17) Amendments to Organizational Documents Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of any of the Lenders under the Credit Documents.

(18) Material Contracts

(a) allow any circumstances to arise which would allow any Material Contract to lapse or to be terminated during its term;

(b) amend, vary, alter or waive any term of any Material Contract; and

(c) assign any Material Contract, except for assignment to the Agent pursuant to the Security Documents.

(19) USEB Loan Documents

(a) allow any circumstance to arise which would allow any USEB Loan Document to lapse or terminate during its term in accordance with its terms;

(b) amend, vary, alter, waive or accept a cure of compliance by USEB (for the avoidance of doubt, without derogation from any grace period provided for therein) with (i) the terms of Article 6, Article 7, Article 8(other than a waiver of compliance with Section 8.25), 9 or 10 of the USEB Loan Agreement and the definitions related thereto, (ii) any other terms of the USEB Loan Agreement or the USEB Loan Notes if such amendment, modification, discharge or termination would decrease the principal amount thereof, reduce the fees or interest payable thereunder or extend any date fixed for payment of principal or interest relating thereto or (iii) any other material term of the USEB Loan Agreement, the USEB Royalty Interest or the USEB Loan Notes in each case without the consent of the Majority Lenders; provided that the Lenders agree that they will not charge any fee for any amendment or waiver that is of an immaterial nature;

(c) amend, vary, alter, waive or accept a cure of any of the terms of the USEB Security Documents without the consent of the Majority Lenders; or

(d) assign any USEB Loan Document, except for assignment to the Agent pursuant to the Security Documents.

(20) No New Subsidiaries Other than the formation of Delaware Subco in connection with the acquisition of the Ripon Entities, create or acquire any Subsidiary after the date of this Agreement.

(21) Hostile Take-Over Bid Make or complete a Hostile Take-Over Bid.

(22) Non-Arm's Length Transactions Effect any transactions with any Person (other than a Restricted Party) not dealing at Arm's Length with the transacting Restricted Party except for (i) those transactions identified in Schedule 9.01(37) on the Original Closing Date, and (ii) those transactions entered into after the Original Closing Date and disclosed in writing to the Agent, provided such transactions do not relate to Debt, are on Arm's Length terms and the obligations of the Restricted Parties in connection therewith do not cumulatively exceed $1,000,000 per annum. For greater certainty, the foregoing will not prohibit any Restricted Party from taking any action that would be permitted pursuant to Sections 10.04(7), (9) or (16).

(23) Sale and Leaseback Enter into any arrangement with any Person providing for the leasing by any Restricted Party, as lessee, of property which has been or is to be sold or transferred by such Restricted Party to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or the lease obligation of any Restricted Party.

(24) Indebtedness Owing to Borrower Forgive any part of the indebtedness owing by an Restricted Party to another Restricted Party without first obtaining the prior written consent of the Lenders provided that no such consent will be required with respect to the conversion of any such indebtedness by one Restricted Party into the equity of another Restricted Party.

(25) Pro Rata Remuneration Directly or indirectly pay or cause to be paid any remuneration in any manner whatsoever to any Lender as consideration for or as an inducement to the entering into by any Lender of any Credit Document or waiver or amendment of, or the making of any decision under, any of the terms of the provisions of the Credit Documents unless such remuneration was offered rateably to each Lender at the same time it was offered to such Lender in connection with the entering into of any Credit Document or any such waiver, amendment or decision, and is concurrently paid rateably to each Lender that has entered into such Credit Document or granted its consent to such waiver, amendment or decision in accordance with the terms hereof. For avoidance of doubt, this Section 10.04(25) is not intended to prevent the Borrower and the Agent from agreeing to any work fee to be paid to the Agent for organizing and/or coordinating requests for waivers, amendments or other decision.

(26) Hedging Contracts: It will not enter into or permit to be outstanding at any time any Hedge unless:

B. if such Hedge is an Interest Rate Hedge it is designed to protect the Borrower against fluctuations in interest rates; and

C. if such Hedge is a Currency Hedge it is designed to protect the Borrower against fluctuations in currency exchange rates; and

D. such Hedge has been entered into by the Borrower bona fide and in good faith in the ordinary course of its business for the purpose of carrying on the same and not for speculative purposes.

10.05 **Ripon Entity Covenants**

So long as this Agreement is in full force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will ensure that each Restricted Party will:

(1) Maintenance of Ripon Entities Maintain Delaware Subco as a wholly-owned subsidiary of the Borrower and maintain the corporate structure of the other Ripon Entities as they exist on the date hereof.

(2) Commingling of Assets Not commingle assets or business functions with those of any Ripon Entity other than any commingling resulting from the performance of administrative functions by any Restricted Party for any Ripon Entity contemplated hereunder.

(3) Maintenance of Records Maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate from those of any Ripon Entity; provided, however, that the Ripon Entities shall be permitted to have their financial statements included in the consolidated financial statements of the Restricted Parties so long as an annotation is made on such consolidated financial statements to indicate that the Ripon Entities are separate entities from the Restricted Parties.

(4) Solvency Remain solvent and pay its own liabilities out of its own funds, including any funds properly received from any Ripon Entity, and for greater certainty, no liability of a Restricted Party may be paid with funds that are the Property of a Ripon Entity.

(5) Contracts, Agreements, etc. Not enter into any contracts or agreement with any Ripon Entity or any Affiliate thereof (other than any other Restricted Party), except on terms and conditions that are fair, commercially reasonable and substantially similar to those that would be available on an arm's length basis with an unaffiliated third party; provided that it is understood that any Restricted Party may perform certain administrative functions for any Ripon Entity such as, but not limited to, financial statement preparation and reporting and the placement of insurance coverage and payroll services, and the performance of such functions shall be permitted so long as overhead expenses and charges are allocated between the Restricted Party and Ripon Entity fairly and reasonably; without limiting the generality of the foregoing, directors, officers and members of the Ripon Entities may be covered under directors' and officers' liability insurance policies placed by any Restricted Party so long as the premium costs are allocated between the applicable Restricted Party and the Ripon Entities fairly and reasonably.

(6) Guarantee of Debt Not assume or guarantee the debts of any Ripon Entity, hold itself out to be responsible for the debts of any Ripon Entity or otherwise pledge its assets for the benefit of any Ripon Entity, or hold out its credit as being available to satisfy the obligations of any Ripon Entity.

(7) Separate Legal Entity Hold itself out to the public as a legal entity separate and distinct from any Ripon Entity and conduct its business solely in its own name, and it shall not fail to correct any known misunderstanding regarding its separate identity from any Ripon Entity, including, but not limited to, the use of stationery, invoices and cheques separate from any Restricted Party, provided that the change of name of any Ripon Entity to a name that includes the word "Countryside" will not constitute a breach of the foregoing provisions of this clause (7).

(8) No Acquisitions Not acquire any common stock or membership interests of any Ripon Entity other than Countryside Canada owning all of the common stock of Delaware Holdco.

(9) No Loans, Advances Not make loans or advances to any Ripon Entity or hold evidence of indebtedness issued by any Ripon Entity.

(10) Transfer of Assets Not transfer assets to any Ripon Entity without adhering to corporate and other formalities.

(11) Tax Returns Subject to the performance of administrative functions as contemplated by clause (6) above, prepare separate tax returns or, if part of a consolidated group, be shown as a separate member of such group.

(12) Segregation of Assets Maintain their respective assets in such a manner that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any Ripon Entity.

(13) Dividends Not receive any dividend from any Ripon Entity that would constitute a Material Action unless first approved by the Independent Director in accordance with clause (15) below.

(14) Board of Directors Each Board of Directors of each Ripon Entity shall hold appropriate meetings (or act by unanimous consent) to authorize all appropriate corporate actions as required under Applicable Law, and in authorizing such actions, shall observe all corporate formalities. Each such Board of Directors shall include at least one individual who shall be an Independent Director, and the Board of Directors may not take any Material Action without the affirmative vote of such Independent Director, provided, that except with respect to any vote on any Material Action or unless any Ripon Entity otherwise determines, the Independent Director shall not be entitled to vote on any matters or action of such Ripon Entity.

The foregoing provisions of this Section 10.05 shall automatically cease to apply and will have no further force or effect in the event that (i) the assets of the Ripon Entities become subject to Security in favour of the Agent for the benefit of the Lenders, and (ii) following the release and discharge of the debt owing to the lenders under the Ripon Credit Agreement.

10.06 **Convertible Debenture Financing**

The indebtedness incurred pursuant to the Convertible Debenture Financing will constitute Permitted Debt hereunder if the following conditions are fulfilled at the time of incurrence thereof:

(1) Prior to the Convertible Debenture Financing, the Fund has delivered to the Agent documentation reasonably satisfactory to the Agent confirming that (i) the principal amount, rate of interest and term to maturity of the Convertible Debenture Financing and the other terms of the Convertible Debenture Financing are substantially in accordance with Schedule I, (ii) the principal and interest of such debentures may, at the option of the Fund, be fully satisfied in whole or in part by the issuance of units of the Fund. In addition to (i) and (ii) above, the subordination provisions with respect to the Convertible Debenture Financing will be satisfactory to the Majority Lenders, acting reasonably.

(2) The Fund will advance all proceeds from the Convertible Debenture Financing to Countryside Canada, and Countryside Canada will advance such funds to the Borrower solely for the purposes of (i) repayment of Advances hereunder, (ii) Permitted Acquisitions or Permitted Investments made contemporaneously with the Convertible Debenture Financing and/or (iii) for working capital purposes.

(3) Countryside Canada will pledge all Future Intercompany Debt and Future Intercompany Equity, including without limitation, such Future Intercompany Debt and Future Intercompany Equity incurred as a result of the Convertible Debenture Financing, to the Agent by way of security and will forthwith upon issuance deliver all share certificates and notes evidencing such Future Intercompany Debt and Future Intercompany Equity with powers of attorney in respect of same, to the Agent.

ARTICLE 11
SECURITY

11.01 **Form of Security**

(1) Security As continuing collateral security for the payment and satisfaction of all Obligations of the Borrower to the Agent and the Lenders, the Borrower will deliver or cause to be delivered to the Agent for itself and on behalf of the Lenders the following Security, all of which will be in form and substance satisfactory to the Agent:

(a) a general security agreement from the Borrower in favour of the Agent constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) on all of the present and future Property of the Borrower;

(b) an assignment in favour of the Agent by District Energy, and each other Obligor, if applicable, of all insurance, including business interruption, liability and property insurance, maintained by the Borrower in respect of its businesses and assets, together with evidence of (i) in the case of property policies the Agent being noted as loss payee as its interests may appear; or (ii) in the case of liability policies, the Agent being noted as additional insured; or (iii) in the case

of any insurance maintained in respect of real property, that insurance being endorsed with a standard mortgage clause (as approved by the Insurance Bureau of Canada, from time to time);

(c) a securities pledge agreement from the Borrower in favour of the Agent constituting a first-priority Encumbrance on all of the present and future securities beneficially owned by the Borrower, including, without limitation, all of the issued and outstanding shares in the capital stock of District Energy Holdings;

(d) a guarantee from Countryside Canada guaranteeing the due payment and performance to the Agent and the Lenders of all present and future Obligations of the Borrower to the Agent and the Lenders or any one or more of them under the Credit Documents;

(e) subject to Section 11.01(2), a general security agreement from Countryside Canada in favour of the Agent constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) on all of the present and future Property of Countryside Canada;

(f) subject to Section 11.01(2), a securities and note pledge agreement from Countryside Canada in favour of the Agent constituting a first-priority Encumbrance on all of the present and future securities beneficially owned by Countryside Canada, including, without limitation, all of the issued and outstanding shares in the capital stock of the Borrower;

(g) a specific assignment by way of security from Countryside Canada in favour of the Agent constituting a first-priority encumbrance (subject only to Permitted Encumbrances) over all of Countryside Canada's right, title and interest in each USEB Loan Documents;

(h) an acknowledgement and consent agreement from USEB in favour of the Agent acknowledging the collateral assignment of each USEB Loan Document to the Agent, and the Agent's rights therein;

(i) an acknowledgement and consent agreement signed by each USEB Entity providing a USEB Guarantee in favour of the Agent acknowledging the collateral assignment of each USEB Loan Document to the Agent, and the Agent's rights therein;

(j) a guarantee from District Energy Holdings guaranteeing the due payment and performance to the Agent and the Lenders of all present and future Obligations of the Borrower to the Agent and the Lenders or any one or more of them under the Credit Documents;

(k) a general security agreement from District Energy Holdings in favour of the Agent constituting a first-priority Encumbrance (subject only to Permitted

Encumbrances) on all of the present and future Property of District Energy Holdings;

(l) a securities pledge agreement from District Energy Holdings in favour of the Agent constituting a first-priority Encumbrance on all of the present and future securities beneficially owned by District Energy Holdings, including, without limitation, all of the issued and outstanding shares in the capital stock of District Energy;

(m) a guarantee from District Energy guaranteeing the due payment and performance to the Agent and the Lenders of all present and future Obligations of the Borrower to the Agent and the Lenders or any one or more of them under the Credit Documents;

(n) a general security agreement from District Energy in favour of the Agent constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) on all the present and future Property of District Energy;

(o) a charge of the Owned Properties from District Energy in favour of the Agent each constituting a first ranking fixed charge; and

(p) collateral assignments of Material Contracts from each Obligor in favour of the Agent assigning by way of security all of its right, title and interest in the Material Contracts.

(2) This Agreement shall be effective to amend the general security agreement of Countryside Canada described in Section 11.01(1)(e) and securities and note pledge agreement of Countryside Canada described in Section 11.01(1)(f) to exclude, in each case, from the lien thereof, all of the issued and outstanding shares in the capital stock of Delaware Subco, until such time as the provisions of Section 10.05 hereunder cease to apply in accordance with the terms hereof.

11.02 **Insurance**

Each Obligor or the appropriate Obligor if blanket insurance polices are held, (i) will cause the Agent to be shown as a loss payee, as its interest may appear, with respect to all insurance on the Property of each Obligor; or (ii) in the case of any liability policies, have the Agent noted as additional insured; or (iii) in the case of any insurance maintained in respect of Owned Property, that insurance being endorsed with a standard mortgage clause (as approved by the Insurance Bureau of Canada, from time to time).

11.03 **After Acquired Property and Further Assurances**

Each Obligor will from time to time and, at the request of the Agent, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with any of its Property, whether now existing or acquired by any Obligor after the Original Closing Date and intended to be subject to the security interests created hereby including any insurance thereon, as are reasonably required in

connection with the charging of such property. Without limiting the generality of the foregoing, each Obligor will, at the request of the Agent, cause to be secured any or all Pledged Intercompany Notes and will enter into a Priorities Agreement and such other instruments as the Agent deems necessary to ensure such security is subject to the Encumbrances of the Agent's Security, including, without limitation, any Pledged Intercompany Notes entered into in connection with the Ripon Acquisition. For greater certainty, the foregoing will not apply to any Ripon Entity or any assets held by any Ripon Entity.

11.04 **Application of Proceeds of Security**

Each of the Lenders acknowledges that the Agent holds the Security to secure all of the Obligations and upon the occurrence of an Event of Default and acceleration hereunder, it will distribute the proceeds of realisation in accordance with Section 12.11.

ARTICLE 12
DEFAULT

12.01 **Events of Default**

The occurrence of any one or more of the following events (each such event being herein referred to as an **"Event of Default"**) will constitute a default under this Agreement:

(a) if the Borrower fails to pay any amount of principal of any Advance when due and payable; or

(b) if the Borrower fails to pay any interest or fees when due and payable and such non-payment continues for a period of three Business Days; or

(c) if the Borrower fails to pay any Obligation (other than an Obligation for which a failure to pay is specifically dealt with elsewhere in this Section 12.01) when due and payable and such non-payment continues for a period of two Business Days after notice by the Agent.

(d) if the Borrower fails to observe or perform any of the financial covenants in Section 10.02; or

(e) if the Borrower fails to observe or perform any of the negative covenants in Section 10.04; or

(f) if any Obligor neglects to observe or perform any covenant or obligation in this Agreement or any other Credit Document on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 12.01) and the Borrower will fail to remedy such default within the earlier of ten Business Days from the date (i) the Borrower becomes aware of such default, and (ii) the Agent delivers written notice of the default to the Borrower; or

(g) if any representation or warranty made by any Obligor in this Agreement, any Credit Document or in any certificate or other document at any time delivered hereunder to the Agent or the Lenders will prove to have been incorrect in any material respect on and as of the date thereof and the Borrower will have failed to remedy such default within ten days of the Obligor becoming aware of the occurrence of such event; or

(h) there will have occurred a Material Adverse Change; or

(i) if any Obligor or the Fund ceases or threatens to cease to carry on business generally or admits its inability or fails to pay its debts generally; or

(j) if any Restricted Party (i) fails to make any payment when such payment is due and payable, to any Person in relation to any indebtedness for borrowed money or other indebtedness or liabilities arising in respect of any other Debt, which in the aggregate principal amount then outstanding is in excess of $5,000,000 and such payment is not made within any applicable cure or grace period, or (ii) defaults (after any applicable grace or cure period) in the observance or performance of any other agreement or condition in relation to any such indebtedness to any Person which in the aggregate principal amount then outstanding is in excess of $5,000,000; or

(k) if USEB fails to make any payment when such payment is due and payable under the USEB Loan Agreement or defaults in the observance or performance of any other agreement or condition in relation to the USEB Loan Agreement (in each case after any applicable grace or cure period and other than a default arising because USEB has failed to comply with Section 8.25 of the USEB Loan Agreement if Countryside Canada has waived such default and if at such time the Fixed Charge Coverage Ratio calculated on such date exceeds 1:25:1); or

(l) if any Obligor denies its obligations under any Credit Document or claims any of the Credit Documents to be invalid or withdrawn in whole or in part; or

(m) any of the Credit Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation or by a court, statutory board or commission, if any Obligor does not, within five days of receipt of notice of such Credit Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution, replace such Credit Document with a new agreement that is in form and substance satisfactory to the Majority Lenders or amend such Credit Document to the satisfaction of the Majority Lenders; or

(n) if a decree or order of a court of competent jurisdiction is entered adjudging a Restricted Party or a Ripon Entity a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of a Restricted Party or a Ripon Entity under the *Companies' Creditors Arrangement Act* (Canada), the

Bankruptcy and Insolvency Act (Canada) or the *Winding-Up and Restructuring Act* (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of a Restricted Party or a Ripon Entity or ordering the winding up or liquidation of its affairs; or

(o) if any Restricted Party or any Ripon Entity becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the *Bankruptcy and Insolvency Act* (Canada) or any comparable law, seeks relief under the *Companies' Creditors Arrangement Act* (Canada), the *Winding-Up and Restructuring Act* (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrate or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors' rights or consents to, or acquiesces in, the filing of such a petition; or

(p) if any proceeding or filing will be instituted or made against any Restricted Party or any Ripon Entity seeking to have an order for relief entered against such Restricted Party or Ripon Entity as debtor or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition under any law relating to bankruptcy, insolvency, reorganization or relief or debtors (including, without limitation, the *Bankruptcy and Insolvency Act (Canada)*, the *Companies Creditors Arrangement Act (Canada)* and the *Winding-Up and Restructuring Act (Canada)*), or seeking appointment of a receiver, trustee, custodian or other similar official for such Restricted Party or Ripon Entity or for any substantial part of its properties or assets unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within fifteen days of institution; or

(q) if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of any Restricted Party or any Ripon Entity; or

(r) if a final judgment, execution, writ of seizure and sale, sequestration or decree for the payment of money due will have been obtained or entered against an Restricted Party in an amount in excess of $2,500,000 (individually or in the aggregate for all Restricted Parties) and such judgment, execution, writ of seizure and sale, sequestration or decree will not have been and remain vacated, discharged or stayed pending appeal within the applicable appeal period; or

(s) if any of the Security will cease to be a valid and perfected first priority security interest subject only to Permitted Encumbrances and the Borrower will have failed to remedy such default within five days of the Borrower becoming aware of such fact and being provided by the Agent with any documentation required to be executed to remedy such default; or

(t) if an event of default occurs under one or more Material Contracts (other than an event of default specifically dealt with in this Section) and such event of default will result in a decrease in EBITDA of $2,000,000 or more over a twelve month period determined based on the EBITDA generated by such Material Contracts in the 12 months prior to the subject default and not offset by EBITDA reasonably expected to be generated by any Material Contracts entered into to replace such defaulted Material Contract; or

(u) if a Material Licence is terminated or revoked if same is necessary for the continued operation of the Business substantially as conducted prior to such termination or revocation; or

(v) if any steps are instituted by any Restricted Party or any applicable regulatory authority to terminate a Pension Plan (wholly or in part) if, as a result of such termination, any Restricted Party may be required to make an additional contribution to such Pension Plan, or to incur an additional liability or obligation to such Pension Plan equal to or in excess of $1,000,000 or the equivalent thereof in another currency; or

(w) if a Change of Control will occur; or

(x) if proceedings are commenced for the dissolution, liquidation or winding-up of any Restricted Party or any Ripon Entity, or for the suspension of the operations of any Restricted Party or any Ripon Entity unless such proceedings are being actively and diligently contested in good faith; or

(y) if any report of the Borrower's auditors with respect to financial statements provided hereunder contains any qualification which is unacceptable to the Lenders acting reasonably;

(z) if the Fund fails to comply with any term of the Trust Indenture other than such non-compliance that the Lenders deem immaterial in their sole discretion; or

(aa) if (i) a payment default occurs under the Ripon Credit Agreement and such default is not cured within 45 days or (ii) the Union Bank of California or any successor lender under the Ripon Credit Agreement accelerate the credit facility thereunder and commence enforcement proceedings against any Ripon Entity.

12.02 **Acceleration and Termination of Rights**

If any Event of Default will occur, all Obligations will, upon demand made by the Agent, at the option of the Agent or upon the request of the Majority Lenders, become

immediately due and payable at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by the Borrower; provided, if any Event of Default described in Section 12.01(n) through (p) with respect to the Borrower will occur, the Commitments (if not theretofore terminated) will automatically terminate and the outstanding principal amount of all Advances and all other Obligations will automatically be and become immediately due and payable. In such event either the Lenders or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Restricted Party authorized or permitted by law for the recovery of all the Obligations of the Borrower to the Lenders and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lenders will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination. In connection with its exercise of remedies the Agent may be subject to intercreditor arrangements between Countryside Canada and Yankee Energy Services Company.

12.03 **Payment of Bankers' Acceptances**

The Borrower will pay to the Agent for the account of the Lenders the principal amount of any unmatured Bankers' Acceptance or BA Equivalent Note if demand is made pursuant to Section 12.02. Failing such payment the Agent on behalf of the Lenders will have the option at any time without notice to the Borrower to give notice to the Lenders to make an Advance to the Borrower equal to the principal amount of all unmatured Bankers' Acceptances. The proceeds of such Advance will be held by the Agent in a non-interest bearing cash collateral account for the benefit of the Borrower and will be applied in payment of such Bankers' Acceptances as they mature if payment is required thereunder or otherwise as the Agent may require. The Borrower will execute and deliver as security for such Advance all such security as the Lenders may deem necessary or advisable in connection therewith including, without limitation, an assignment of credit balance in respect of such cash collateral account.

12.04 **Remedies Cumulative and Waivers**

For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Credit Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent will be effective only in the specific instance and for the purpose for which it was given and will be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other

Credit Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder.

12.05 **Termination of Lenders' Obligations**

The occurrence of an Event of Default will relieve the Lenders of all obligations to provide any further Advances hereunder whether by Rollover, Conversion or otherwise, by way of Bankers' Acceptances (and BA Equivalent Notes) or LIBOR Advances; provided that the foregoing will not prevent the Lenders from disbursing money hereunder in reduction of then outstanding Bankers' Acceptances. For greater certainty any such Advances will be at the sole discretion of the Lenders. The Agent may reallocate all Advances pro rata among the Lenders in such manner as the Agent determines is equitable.

12.06 **Saving**

The Lenders will not be under any obligation to the Borrower or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. The Lenders will not be responsible or liable to the Restricted Parties or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of that Lender.

12.07 **Perform Obligations**

If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders, may, but will be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing will be an Obligation and will be secured by the Security.

12.08 **Third Parties**

No Person dealing with the Lenders or any agent of the Lenders will be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lenders or the Agent are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale will be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

12.09 **Set-Off or Compensation**

In addition to and not in limitation of any rights now or hereafter granted under Applicable Law, if repayment is accelerated pursuant to Section 12.02, the Lenders, or any of them, may at any time and from time to time without notice to the Borrower or any other Person, any notice being expressly waived by the Borrower, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of the Borrower (including without limitation amounts held in the Holdback Account and any Future Reserve Accounts), against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.

12.10 **Realization of Security**

Each of the Lenders acknowledges that the Agent holds the Security to secure all of the Obligations and upon the event of the occurrence of an Event of Default, the Agent will act on the written instructions of the Majority Lenders as provided in this Agreement and will distribute the net sale proceeds of realization of the Security to the Lenders in accordance with their Proportionate Share of the Obligations and in accordance with Section 12.11.

12.11 **Application of Payments**

If any Event of Default will occur and be continuing upon the direction of the Majority Lenders and in all cases following acceleration pursuant to Section 12.02, all payments made by the Borrower hereunder or received from proceeds of realization of any Security, will be applied to amounts due under the Obligations.

12.12 **Consultant**

The Borrower agrees that, at any time after the occurrence of and during the continuance of an Event of Default and upon written request delivered by the Agent, it will appoint a financial consultant (hereinafter referred to as the **"Consultant"**) for the purposes of reviewing the operations of the Restricted Parties from time to time thereafter. The terms of the Consultant's scope of duties will be settled by the Borrower with the consent of the Agent and the Lenders, provided that such terms may be settled by the Agent and the Lenders if agreement with the Borrower is not reached within five days of the date of the Agent's request on behalf of the Lenders. The Borrower consents, and will cause each Restricted Party to consent, at all times to a free exchange of information or the particulars of any such information exchanged at any time.

ARTICLE 13
COSTS, EXPENSES AND INDEMNIFICATION

13.01 **Costs and Expenses**

The Borrower will pay promptly upon notice from the Agent all reasonable costs and expenses of the Agent in connection with preparation, execution and delivery of this

Agreement and the other documents to be delivered hereunder, whether or not any Drawdown has been made hereunder, including without limitation, the reasonable fees and out-of-pocket expenses of Lenders' Counsel with respect thereto and with respect to advising the Agent or the Lenders as to its or their rights and responsibilities under this Agreement and the other Credit Documents to be delivered hereunder. Other than as specifically dealt with in Section 10.04(19)(b), the Borrower further agrees to pay all reasonable costs and expenses of the Agent (and, in case of (iv) and (v) below, the Lenders) in connection with (i) the preparation or review of waivers, consents and amendments requested by the Borrower, (ii) questions of interpretation of this Agreement, (iii) the establishment of the validity and enforceability of this Agreement, (iv) the preservation or enforcement of rights of the Agent and the Lenders under this Agreement and other Credit Documents to be delivered hereunder, and (v) the exercise of any right or remedy of any nature or kind contained herein or in any Credit Document, including, without limitation, all reasonable costs and expenses sustained by each Lender or the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder, together with interest at the Prime Rate plus 2% per annum for amounts outstanding in Canadian Dollars and at US Base Rate plus 2% per annum for amounts outstanding in United States Dollars from and after the tenth Business Day if such payment is not made by such Business Day. Such costs and expenses will be payable whether or not an Advance is made under this Agreement.

13.02 **Indemnification by the Borrower**

In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, except for liability arising from the negligence or wilful misconduct of a Lender or the Agent, the Borrower will indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) harmless against any reasonable loss or expense incurred by such Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) as a result of:

(a) any failure by the Borrower to fulfil any of its Obligations including, without limitation, any cost or expense incurred by reason of the liquidation or re-employment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance or BA Equivalent Note or to fund or maintain its Proportionate Share of any Advance as a result of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b) the Borrower's failure to provide for the payment to the Agent, for the account of each of the Lenders, of the full principal or face amount of each Bankers' Acceptance or BA Equivalent Note on its maturity date;

(c) the Borrower's failure to pay any other amount, including without limitation, any interest or fee, due hereunder on its due date; the repayment or prepayment of a LIBOR Advance otherwise than on the last day of its LIBOR Interest Period;

(d) the provision of funds for any outstanding Bankers' Acceptance or BA Equivalent Note before the maturity date of such Bankers' Acceptance or BA Equivalent Note;

(e) the Borrower's failure to give any notice required to be given by it to the Agent or Lenders hereunder;

(f) the failure of the Borrower to make any other payment when due hereunder;

(g) any liability, obligations, loss (other than lost profits) or expense, (including Breakage Costs), that may be suffered by or asserted against any of them as a result of the conduct of any Restricted Party in the performance of any of the Credit Documents, or by reason of the Agent or the Lenders agreeing to enter into this Agreement; or

(h) any liability, obligations, loss (other than lost profits) or expense, that may be suffered by or asserted against any of them as a result of the Ripon Acquisition or the conduct of any Ripon Entity.

A certificate of a Lender or the Agent as to the amount of any such loss or expense will be *prima facie* evidence as to the amount thereof, in the absence of manifest error. The agreements in this Section will survive the termination of this Agreement and repayment of the Obligations.

13.03 **Specific Environmental Indemnification**

The Borrower will defend and indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each harmless at all times from and against any and all costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any costs or expenses for preparing any necessary environmental assessment report or other such other reports) by a third party against any Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) or any of them related to or as a result of (i) any release, deposit, discharge, or disposal of any hazardous or toxic materials, contaminants, wastes or other substance in connection with the property or business of the Restricted Parties or the Ripon Entities; and (ii) the remedial actions (if any) taken by the Agent on behalf of the Lenders, in respect of such release, deposit, discharge or disposal; or (iii) a failure to comply with Requirements of Environmental Law. The Borrower will have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by the Borrower and approved by the party named in such legal action or claim whether it be the Lenders or the Agent, or any of them acting reasonably provided that if, in the reasonable opinion of the Lenders or the Agent, or any of them as the case may be, the interests of the Lenders or the Agent or any of them are different from those of the Borrower in connection with such legal action or claim, the Lenders or the Agent or any of them will have the sole right, at the Borrower's expense, to defend their own interests provided that any settlement of such legal action or claim will be on terms and conditions approved by the Borrower, acting reasonably. If the Borrower does not defend the legal action or claim, the Agent and the Lenders will have the right to do so on their own behalf and on behalf of the Borrower, as the case may be, at the

expense of the Borrower. The defence and indemnity obligations contained throughout this Agreement will survive the termination of this Agreement and repayment of the Obligations.

ARTICLE 14
THE AGENT AND THE LENDERS

14.01 **Appointment**

The Lenders hereby appoint TD to act as their agent as herein specified and, except as may be specifically provided to the contrary herein, each of the Lenders hereby irrevocably authorizes TD, as the agent of such Lender, to take such action on its behalf under or in connection with the Credit Documents and to exercise such powers thereunder as are delegated to the Agent by the terms thereof and such other powers as are reasonably incidental thereto which it may be necessary for the Agent to exercise in order that the provisions of the Credit Documents are carried out. The Lenders hereby acknowledge and agree that the Agent is the holder of an irrevocable power of attorney from the Lenders for the purpose of holding any of the Security or any other security granted by any Person with respect to the liabilities of the Borrower under the Credit Documents, and the Agent hereby agrees to act in such capacity. The Agent may perform any of its duties under the Credit Documents by or through its agents and may delegate its duties to an Affiliate or a Subsidiary. The Borrower will not be concerned to inquire whether the powers which the Agent is purporting to exercise have become exercisable or otherwise as to the propriety or regularity of any other action on the part of the Agent, and accordingly insofar as the Borrower are concerned the Agent will for all purposes hereof be deemed to have authority from the Lenders to exercise the powers and take the actions which are in fact exercised and taken by it.

14.02 **Indemnity from Lenders**

The Lenders agree, based on their Proportionate Share, to indemnify the Agent (to the extent that the Agent is not promptly reimbursed by the Borrower on demand) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Agent in its capacity as agent hereunder which in any way relate to or arise out of the Credit Documents or any action taken or omitted by the Agent under the Credit Documents; provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements which result from the Agent's gross negligence or wilful misconduct. Without limitation, each Lender agrees to reimburse the Agent promptly upon demand for its Proportionate Share of out-of-pocket expenses (including the fees and disbursements of counsel) incurred by the Agent in connection with the preparation of the Credit Documents and the determination or preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Credit Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrower on demand.

14.03 **Exculpation**

The Agent will have no duties or responsibilities except those expressly set forth in the Credit Documents. Neither the Agent (in its capacity as Agent and not as a Lender) nor any of its officers, directors, employees or agents will be liable for any action taken or omitted to be taken under or in connection with the Credit Documents, unless such act or omission constitutes gross negligence or wilful misconduct. The duties of the Agent will be mechanical and administrative in nature; the Agent will not have by reason of the Credit Documents a fiduciary relationship with any Lender and nothing in the Credit Documents, express or implied, is intended to or will be construed as to impose upon the Agent any obligation except as expressly set forth therein. None of the Lenders will have any duties or responsibilities to any of the other Lenders except as expressly set forth in the Credit Documents. The Agent will not be responsible for any recitals, statements, representations or warranties in any of the Credit Documents or which may be contained in any other document subsequently received by the Agent or the Lenders from or on behalf of any Obligor or for the authorization, execution, effectiveness, genuineness, validity or enforceability of any of the Credit Documents, and will not be required to make any inquiry concerning the performance or observance by any Obligor of any of the terms, provisions or conditions of any of the Credit Documents. Each of the Lenders severally represents and warrants to the Agent that it has made and will continue to make such independent investigation of the financial condition and affairs of the Restricted Parties or the Ripon Entities as such Lender deems appropriate in connection with its entering into of any of the Credit Documents and the making and continuance of any Advance hereunder, that such Lender has and will continue to make its own appraisal of the creditworthiness of the Restricted Parties or the Ripon Entities and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Agent.

14.04 **Reliance on Information**

The Agent will be entitled to rely upon any writing, notice, statement, certificate, facsimile, telex or other document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to the Credit Documents and its duties thereunder, upon the advice of counsel selected by it.

14.05 **Knowledge and Required Action**

The Agent will not be deemed to have knowledge or notice of the occurrence of any Event of Default or Pending Event of Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrower specifying such Event of Default or Pending Event of Default and stating that such notice is given pursuant to this Section. In the event that the Agent receives such a notice, it will give prompt notice thereof to the Lenders, and will also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent will, subject to Section 14.06 take such action with respect to such Event of Default or Pending Event of Default as will be directed by the Lenders in accordance with this Article 14 provided that,

unless and until the Agent will have received such direction the Agent may, but will not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default or Pending Event of Default as it will deem advisable in the best interest of the Lenders; and provided further that the Agent in any case will not be required to take any such action which it determines to be contrary to the Credit Documents or to any Applicable Law.

14.06 **Request for Instructions**

The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Credit Documents, the Agent is permitted or required to take or to grant, and the Agent will be absolutely entitled to refrain from taking any such action or to withhold any such approval and will not be under any liability whatsoever as a result thereof until it will have received such instructions from the Lenders. No Lender will have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Credit Documents in accordance with instructions from the Lenders. The Agent will in all cases be fully justified in failing or refusing to take or continue any action under the Credit Documents unless it will have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 14.02 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it will be secured in respect thereof as it may deem appropriate.

14.07 **The Agent Individually**

With respect to its Commitments, the Advances made available by it and the Credit Documents to which it is a party and its acting as a Lender and Swingline Lender, TD will have the same rights and powers hereunder as any other Lender and may exercise such rights and powers as though it were not the Agent, and the term "Lenders" will, unless the context clearly otherwise indicates, include TD in its individual capacity. It is understood and agreed by all of the Lenders that TD, either directly or through its Affiliates, from time to time accepts deposits from, lends money to, provides underwriting, consulting and advisory services to, and generally engages in banking, securities, advisory and other related and ancillary businesses with the Restricted Parties or the Ripon Entities and their respective Affiliates otherwise than as a Lender under the Credit Documents and may continue to do so as if it were not the Agent under the Credit Documents and will have no duty to account to any of the Lenders with respect to any such dealings.

14.08 **Resignation and Termination**

If at any time (i) the Agent will deem it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrower written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article, or (ii) the Agent is in default of any of its obligations hereunder and the Lenders will deem it advisable, in their sole discretion, they may deliver to the Agent and the Borrower written notification of the termination of the Agent's authority to act on behalf of the Lenders pursuant to this Article, such resignation or termination to be effective upon the date of the appointment by the Lenders of a successor which will assume all of the rights, powers, privileges and duties of the Agent hereunder, which appointment will be promptly made from among the remaining Lenders and written notice thereof will be given to

the Borrower concurrently with such appointment. If in the case of resignation by the Agent no appointment of a successor Agent has been made by the Lenders and approved by the Borrower within 30 days, the resigning Agent may make such appointment from among the remaining Lenders on behalf of the Lenders, and will forthwith give notice of such appointment to the Lenders and the Borrower.

14.09 **Actions by Lenders**

(1) Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Credit Documents), instruction or other expression of the Lenders under any of the Credit Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Section 14.09(3) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile).

(2) Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Credit Documents), instruction or other expression of the Lenders hereunder may also be included in a resolution that is submitted to a meeting or adjourned meeting of the Lenders duly called and held for the purpose of considering the same as hereinafter provided and will be deemed to have been obtained if such resolution is passed by the affirmative vote of not less than 66⅔% of the votes given on a poll of the Lenders with respect to such resolution; provided that if at any time there are only two Lenders hereunder, the affirmative votes of both such Lenders shall be necessary. A meeting of Lenders may be called by the Agent and will be called by the Agent upon the request of any two Lenders. Every such meeting will be held in the City of Toronto or at such other reasonable place as the Agent may approve. At least seven days notice of the time and place of any such meeting will be given to the Lenders and will include or be accompanied by a draft of the resolutions to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the meeting or any adjournment thereof. The Lenders who are present in person or by proxy at the time and place specified in the notice will constitute a quorum. A person nominated in writing by the Agent will be chairman of the meeting. Lenders representing no less than 60% of the outstanding Advances must be present at a meeting or adjourned meeting. Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) will be entitled to one vote in respect of each $1 of its Commitment. In respect of all matters concerning the convening, holding and adjourning of Lenders' meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Agent may from time to time make such reasonable regulations not inconsistent with this Section 14.09(2) as it will deem expedient and any regulations so made by the Agent will be binding upon the Borrower, the Agent and the Lenders.

(3) Notwithstanding Sections 14.09(1) and (2), without the consent of all the Lenders the Agent may not take the following actions:

(a) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit Facilities, reduce the fees payable, interest rates or Applicable Margins with respect to the Credit Facilities, extend any date

fixed for payment of principal or interest relating to the Credit Facilities, extend the repayment dates of the Credit Facilities or change the definition of Majority Lenders;

(b) discharge, terminate or waive any of the Security, or amend any of the Security in a manner that would have that effect;

(c) amend this Section 14.09(3); and

(d) amend Article 7

(4) An instrument in writing from the Majority Lenders or, where applicable, all of the Lenders as provided for in Section 14.09(3) and a resolution passed pursuant to Section 14.09(2) (any such instrument in writing or resolution being an **"Approval Instrument"**) will be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) will be bound to give effect thereto accordingly. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent will be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Credit Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument.

(5) Notwithstanding Section 14.09(1), (2), (3) and (4), no amendment, modification, discharge, termination or waiver of the terms of this Agreement shall affect the rights, duties or obligations of the Agent without the written consent of the Agent or the Swingline Lender without the written consent of the Swingline Lender.

14.10 **Provisions for Benefit of Lenders Only**

The provisions of this Article 14, other than Sections 14.09 and 14.10 and the last sentence of Section 14.01 relating to the rights and obligations of the Lenders and the Agent *inter se* will be operative as between the Lenders and the Agent only, and the Restricted Parties will not have any rights under or be entitled to rely for any purposes upon such provisions.

14.11 **Failure of Lender to Fund**

(1) Unless the Agent has actual knowledge that a Lender has not made or will not make available to the Agent for value on a Drawdown Date the applicable amount required from such Lender, the Agent will be entitled to assume that such amount has been or will be received from such Lender when so due and the Agent may (but will not be obliged to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not in fact received by the Agent from such Lender on such Drawdown Date and the Agent has made available a corresponding amount to the Borrower on such Drawdown Date as aforesaid, such Lender will pay to the Agent on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the amount that should have been paid to the Agent by such Lender on such Drawdown Date and was not, multiplied by (iii) a fraction, the

numerator of which is the number of days that have elapsed from and including such Drawdown Date to but excluding the date on which the amount is received by the Agent from such Lender and the denominator of which is 365. A certificate of the Agent containing details of the amount owing by a Lender under this Section will be binding and conclusive in the absence of manifest error. If any such amount is not in fact received by the Agent from such Lender on such Drawdown Date, the Agent will be entitled to recover from the Borrower, on demand, the related amount made available by the Agent to the Borrower as aforesaid together with interest thereon at the applicable rate per annum payable by the Borrower hereunder.

(2) Notwithstanding the provisions of Section 14.11(1), if any Lender fails to make available to the Agent its Proportionate Share of any Advance, which for greater certainty includes a deemed Advance, (such Lender being herein called the **"Defaulting Lender"**) the Agent will forthwith give notice of such failure by the Defaulting Lender to the Borrower (except where such failure relates to a deemed Advance) and the other Lenders. The Agent will then forthwith give notice to the Lenders that any Lender may make available to the Agent all or any portion of the Defaulting Lender's Proportionate Share of such Advance (but in no way will any Lender be obliged to do so) in the place of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the **"Contributing Lenders"** and individually called the **"Contributing Lender"**) are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender will be deemed to have given notice that it is prepared to make available its Proportionate Share of such Advance based on the Contributing Lenders' relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Defaulting Lender in such circumstances, then the Defaulting Lender will pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Proportionate Share of any Advance as required herein will not relieve any other Lender of its obligations to make available to the Agent its Proportionate Share of any Advance as required herein.

14.12 <u>Payments by Agent</u>

(1) For greater certainty, the following provisions will apply to any and all payments made by the Agent to the Lenders hereunder:

(a) the Agent will be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

(b) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, then subject to Section 8.02 the Agent will have no obligation to remit to each Lender any amount other than such Lender's Proportionate Share of that amount which is the amount actually received by the Agent;

(c) if any Lender advances more or less than its Proportionate Share of a Credit Facility, such Lender's entitlement to such payment will be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d) the Agent acting reasonably and in good faith will, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination will, in the absence of manifest error, be binding and conclusive;

(e) upon request, the Agent will deliver a statement detailing any of the payments to the Lenders referred to herein; and

(f) all payments by the Agent to a Lender hereunder will be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment Agreement unless notice to the contrary is received by the Agent from such Lender.

(2) Unless the Agent has actual knowledge that the Borrower has not made or will not make a payment to the Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made and except to the extent that the Agent has received notice under Section 8.02, the Agent will be entitled to assume that such payment has been or will be received from the Borrower when due and the Agent may (but will not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts. If the payment by the Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrower will, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result. A certificate of the Agent with respect to any amount owing by the Borrower under this Section will be *prima facie* evidence of the amount owing in the absence of manifest error.

14.13 **Direct Payments**

The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender's Proportionate Share under a Credit Facility, all sums received by a Lender relating to this Agreement or by virtue of the Security, whether received by voluntary payment, by the exercise of the right of set-off or compensation (pursuant to Section 8.02 or otherwise) or by counterclaim, cross-action or as proceeds of realization of any Security or otherwise, will be shared by each Lender in its Proportionate Share and each Lender undertakes to do all such things as may be reasonably required to give full effect to this Section, including without limitation, the purchase from other Lenders of a portion thereof by the Lender who has received an amount in excess of its Proportionate Share as will be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the

Lender will restore its Proportionate Share of such sum to such Lenders, without interest. If any Lender (a **"Receiving Lender"**) will obtain any payment of moneys due under this Agreement as referred to above, the Receiving Lender will forthwith remit such payment to the Agent and, upon receipt, the Agent will distribute such payment in accordance with the provisions hereof.

14.14 **Acknowledgements, Representations and Covenants of Lenders**

(1) It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Restricted Parties or the Ripon Entities. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Restricted Parties or the Ripon Entities under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Restricted Parties or the Ripon Entities.

(2) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing.

(3) Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share of a Credit Facility from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of a Credit Facility for any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower. The obligation of the Lenders to indemnify the Agent will survive the termination of this Agreement.

(4) Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it will not be the obligation of the Agent to maintain any Credit Facility in good standing nor will any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(5) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(6) Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such documents.

(7) Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender will pay to the Agent an amount equal to such Lender's Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent's negligence or wilful misconduct.

(8) Each Lender will respond promptly to each request by the Agent for the consent of such Lender required hereunder.

14.15 **Rights of Agent**

(1) In administering the Credit Facilities, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(2) The Agent will be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and will be entitled to rely and will be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Event of Default or Pending Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower's account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(3) Except in its own right as a Lender, the Agent will not be required to advance its own funds for any purpose, and in particular, will not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor will it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

(4) The Agent may round an individual Lender's Proportionate Share of any Advance to the nearest $1,000 in Canadian Dollars or United States Dollars, as the case may be.

14.16 **Collective Action of the Lenders**

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Credit Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders or all of the Lenders as required by this Agreement. Accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action hereunder or thereunder

including, without limitation, any declaration of default hereunder or thereunder but that any such action will be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given by the Majority Lenders or all of the Lenders, as required, it will co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

ARTICLE 15
TAXES, CHANGE OF CIRCUMSTANCES

15.01 Change in Law

In the event of any change after the Original Closing Date in any Applicable Law or in the interpretation or application thereof by any court or by any governmental agency, central bank or other authority or entity charged with the administration thereof which now or hereafter (a) subjects any Lender to any Tax or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by any Obligor to such Lender under any Credit Document (except for Taxes on the overall net income or net capital of such Lender); (b) imposes, modifies or deems applicable any reserve, special deposit or similar requirements against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, an office of any Lender; or (c) imposes on any Lender or requires there to be maintained by any Lender any capital adequacy or additional capital requirements in respect of any Advances or Lender's Commitments hereunder or any other condition with respect to any Credit Document, and the result of any of the foregoing will be to increase the cost to, or reduce the amount of principal, interest or other amount received or receivable by such Lender hereunder or its effective return hereunder in respect of making, maintaining or funding its participation in such Advance under a Credit Facility, such Lender will determine that amount of money which will compensate such Lender for such increase in cost or reduction in income (herein referred to as "**Additional Compensation**"). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section 15.01 the Lender will promptly so notify the applicable Obligor and the Agent. The Lender will provide to the applicable Obligor and the Agent a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which will be conclusive evidence of such Additional Compensation in the absence of manifest error. The applicable Obligor will pay to the Lender within ten Business Days of the giving of such notice such Lender's Additional Compensation calculated to the date of such notification. Each of the Lenders will be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 15.01 are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation. Notwithstanding the foregoing, the Borrower will not be liable to compensate a Lender for any such increase in costs or reduction in income if such compensation is not being

claimed as a general practice from customers of such Lender who by agreement are liable to pay such or similar compensation.

15.02 **Prepayment of Rateable Portion**

Notwithstanding the provisions hereof, if a Lender gives the notice provided for in Section 15.01 with respect to any Advance (an **"Affected Loan"**), the Borrower may, upon ten Business Days notice to that effect given to such Lender and to the Agent (which notice will be irrevocable), prepay in full without penalty such Lender's Proportionate Share of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment and such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-employment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender's obligations to make such Affected Loans to the Borrower under this Agreement will terminate.

15.03 **Illegality**

If after the Original Closing Date the adoption of any Applicable Law or any change therein or in the interpretation or application thereof by any court or by any governmental or other authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority, central bank or comparable agency or entity, now or hereafter makes it unlawful or impossible for any Lender to make, fund or maintain an Advance under a Credit Facility or to give effect to its obligations in respect of such an Advance, such Lender may, by written notice thereof to the Borrower and to the Agent declare its obligations under this Agreement (or its obligations with respect to such Advance, if applicable) to be terminated whereupon the same will forthwith terminate, and the Borrower will prepay within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed) the principal of such Advance together with accrued interest, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-employment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Advance or any part thereof on other than the last day of the applicable Interest Period. If any such change will only affect a portion of such Lender's obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Obligors hereunder, such Lender will only declare its obligations under that portion so terminated.

15.04 **Taxes**

All payments to be made to the Agent or the Lenders pursuant to the Credit Documents will be made free and clear of, and without reduction for or on account of, any present or future Taxes; provided, however, if any Taxes are required by Applicable Law to be withheld from any interest or other amount payable to the Agent or any Lender under any Credit

Document (except Taxes imposed on the net income or capital of such person or taxes payable under the laws of Canada resulting from such person having, selecting or changing its residency or that of its lending office in or to a jurisdiction outside of Canada for tax purposes), the amount so payable to the Agent or such Lender will be increased to the extent necessary to yield to the Agent or such Lender, on a net basis after payment of all Taxes (including all Taxes imposed on any additional amounts payable under this Section), interest or any such other amount payable under such Credit Document at the rate or in the amount specified in such Credit Document. The Obligors will be fully liable and responsible for and will, promptly following receipt of a request from the Agent, pay to the Agent any and all Taxes in the nature of sales, use, goods and services, Taxes payable under the laws of Canada or any Province of Canada or any other country or jurisdiction with respect to any and all goods and services made available under the Credit Documents to any Obligor by the Agent and the Lenders but not including any Taxes on the overall net income or net capital of the Agent and the Lenders or taxes payable under the laws of Canada resulting from such person having, selecting or changing its residency or that of its lending office in or to a jurisdiction outside of Canada for tax purposes. Whenever any Taxes are payable by an Obligor, as promptly as possible thereafter it will send to the Agent, for the account of the Agent and each affected lender, a certified copy of an original official receipt showing payment of such Taxes. If an Obligor fails to pay any Taxes when due or if an Obligor fails to remit to the Agent the required documentary evidence of such payment, the Obligors will indemnify and save harmless the Agent and the Lenders form any incremental Taxes, interest, penalties or other liabilities that may become payable by the Agent or by any Lender or to which the Agent or any Lender may be subjected as a result of any such failure. A certificate of the Agent or any Lender as to the amount of any such Taxes, interest or penalties and containing reasonable details of the calculation of such Taxes, interest or penalties will be, absent manifest error, prima facie evidence of the amount of such Taxes, interest or penalties, as the case may be. If the Borrower has paid over or remitted an amount on account of Taxes pursuant to the foregoing provision and the amount so paid over or remitted is subsequently refunded to such Lender, in whole or in part, such Lender will remit, provided there is then no Pending Event of Default or Event of Default and subject to the set off rights of the Lenders, such amount refunded to the Borrower.

ARTICLE 16
SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS

16.01 Successors and Assigns

(1) The Credit Documents will be binding upon and enure to the benefit of the Agent, each Lender, the Obligors and their successors and assigns, except that the Obligors will not assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of all of the Lenders and none of the Lenders will assign any of their rights and obligations under this Agreement or any of the other Credit Documents except in accordance with this Agreement.

(2) Any Lender may assign its rights and obligations hereunder in accordance with the provisions of Section 16.02 and the other terms of this Agreement. The Borrower hereby consents to the disclosure of any Information to any potential Lender or participant provided that

the potential Lender or participant agrees in writing to keep the Information confidential as required pursuant to Section 17.01 hereof and to return such Information if it does not become a Lender or a participant.

(3) Each assignment by a Lender will be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s). The determination of the Commitments of a Lender under this Section 16.01(3) will be made as of the effective date of the Assignment Agreement relating to any assignment.

(4) Except as otherwise specifically provided herein, each Lender agrees that it will not assign all or any portion of its rights under this Agreement including, without limitation, any portion of its Commitment without ten Business Days prior notice to the Agent.

(5) A participation by a Lender of its interest (or a part thereof) hereunder or a payment by a participant to a Lender as a result of the participation will not constitute a payment hereunder to the Lender or an Advance to the Borrower.

16.02 **Assignments**

(1) Subject to Section 16.01 and the other terms of this Agreement, (x) the Lenders (other than the Swingline Lender) collectively or individually may assign to one or more assignees all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments) and (y) the Swingline Lender may assign to one assignee all of its rights and obligations under this Agreement (including, without limitation, all of its Commitments), provided that, prior to the occurrence and continuance of an Event of Default, (i) an assignee of all or part of a Commitment related to a Credit Facility will not be a non-resident of Canada within the meaning of the *Income Tax Act* (Canada), and (ii) each assignment shall be in a minimum amount of $1,000,000 in the case of the Revolving Facility and for the entire amount of the Swingline Lender's Commitment in the case of the Swingline Facility. There will be no restrictions on assignments following the occurrence and during the continuance of an Event of Default. The parties to each such assignment will execute and deliver an Assignment Agreement to the Agent and the Agent will deliver such Assignment Agreement to the Borrower. In addition, the Borrower will execute such other documentation as a Lender may request for the purpose of any assignment or participation The assignor will pay a processing and recording fee of $3,500 to the Agent. Five Business Days after such execution, delivery, acknowledgement and recording (i) the assignee thereunder will be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder, and (ii) the assigning Lender thereunder will, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender will cease to be a party hereto.

(2) The agreements of an assignee contained in an Assignment Agreement will benefit the assigning Lender thereunder, the other Lenders and the Agent in accordance with the terms of the Assignment Agreement.

(3) The Agent will maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under each Credit Facility of each Lender from time to time (the **"Register"**). The entries in the Register will be conclusive and binding for all purposes, absent manifest error. The Borrower, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender. The Register will be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(4) Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrower, such approval not to be unreasonably withheld, (other than during the continuance of an Event of Default when no such approval will be necessary), the Agent will, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Agent:

(a) acknowledge the Assignment Agreement;

(b) record the information contained therein in the Register; and

(c) give prompt notice thereof to the Borrower and the other Lenders, and provide them with an updated version of Schedule A.

(5) Notwithstanding anything to the contrary set forth above, any Lender may (without requesting the consent of the Borrower or the Agent) pledge its Advances to the Bank of Canada in support of borrowings made by such Lender from the Bank of Canada.

16.03 **Participations**

Each Lender may (subject to the provisions of Section 16.01) sell participations to one or more banks, financial institutions or other Persons in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment), but the participant will not become a Lender and:

(a) the Lender's obligations under this Agreement (including, without limitation, its Commitment) will remain unchanged;

(b) the Lender will remain solely responsible to the other parties hereto for the performance of such obligations;

(c) the Borrower, the Agent and the other Lenders will continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement; and

(d) no participant will have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom.

ARTICLE 17
GENERAL

17.01 Exchange and Confidentiality of Information

(1) The Borrower agrees that the Agent and each Lender may provide each other and any assignee or participant pursuant to Sections 16.02 and 16.03 with any information concerning the financial condition, Property and operation of the Restricted Parties or the Ripon Entities.

(2) Each of the Agent and the Lenders acknowledge the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant hereto (the **"Information"**) and agree to use all reasonable efforts to prevent the disclosure thereof and any such disclosure in any prospectus or otherwise must be consented to by the Agent in writing, such consent not to be unreasonably withheld, provided, however, that:

(a) they may disclose all or any part of the Information if, in the opinion of a reputable law firm engaged by them, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceeding; and

(b) they will incur no liability in respect of any disclosure of Information to any, or pursuant to the requirements of any, judicial authority, law enforcement agency or taxation authority.

(3) The Agent will endeavour to provide notice to the Borrower, unless prohibited by law from doing so, of any requirement that it deliver information pursuant to Section 17.01(2). The Agent will have no liability whatsoever to the Borrower in respect to its failure to provide such notice.

17.02 Nature of Obligations under this Agreement

(1) The obligations of each Lender and of the Agent under this Agreement are several and not joint and several. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(2) Neither the Agent nor any Lender will be responsible for the obligations of any other Lender hereunder.

17.03 **Notice**

Any notice or communication to be given under this Agreement (other than telephone notice as specifically provided in this Agreement) may be effectively given by delivering (whether by courier or personal delivery) the same at the addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Section 16.02, to the address provided by such assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such assignee) or by sending the same by prepaid registered mail to the parties at such addresses or by facsimile to the parties at the facsimile numbers set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Section 16.02, to the facsimile number provided by such assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such assignee). Any notice so mailed will be deemed to have been received on the fifth Business Day next following the registered mailing of such notice, provided that postal service is in normal operation during such time. Any facsimile notice will be deemed to have been received on transmission (and receipt of confirmation of transmission) if sent by any party to this Agreement before 4:00 p.m. Toronto time on a Business Day and, if not, on the next Business Day following transmission. Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its address or facsimile number which after such notification, until changed by like notice, will be the address or facsimile number, as the case may be, of such party for all purposes of this Agreement.

17.04 **Governing Law**

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where Property or assets of the Borrower may be found.

17.05 **Judgment Currency**

(1) If for the purpose of obtaining or enforcing judgment against any Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 17.05 referred to as the **"Judgment Currency"**) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(a) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 17.05(1)(b) being hereinafter in this Section 17.05 referred to as the **"Judgment Conversion Date"**).

(2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 17.05(1)(b) there is a change in the rate of exchange prevailing between the Judgment

Conversion Date and the date of actual payment of the amount due, the Borrower will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3) Any amount due from the Borrower under the provisions of Section 17.05(2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4) The term "rate of exchange" in this Section 17.05 means the noon rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published or quoted by the Bank of Canada for the day in question, or if such rate is not so published or quoted by the Bank of Canada, such term will mean the Equivalent Amount of the Judgment Currency.

17.06 **Benefit of the Agreement**

This Agreement will enure to the benefit of and be binding upon the Borrower, the Lenders, the Agent and their respective permitted successors and permitted assigns.

17.07 **Severability**

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

17.08 **Whole Agreement**

From the Effective Date, this Agreement is and shall for all purposes be deemed to be an amendment and restatement of the provisions of the Existing Credit Agreement and shall, from the Effective Date (along with the agency fee agreement and fee letter described in Section 5.07 and the commitment letter dated as of June 3, 2005 between TD and the Borrower), supersede all prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof. This Agreement does not constitute a novation of the Existing Credit Agreement. Prior to the Effective Date, or if the Effective Date never occurs, the Existing Credit Agreement shall continue in full force and effect in accordance with its terms.

17.09 **Obligations under Existing Credit Agreement**

The Borrower and each Lender agree that any Advance (as that term is defined in the Existing Credit Agreement) unpaid on the Effective Date, including without limitation, Bankers' Acceptances issued under the Existing Credit Agreement and outstanding on the date hereof shall be an Advance under the Revolving Facility or the Swingline Facility, as applicable, in accordance with the terms and conditions specified in this Agreement.

17.10 **Non-Merger**

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties of the parties contained in this Agreement and the other Credit Documents shall not merge on and shall survive the Effective Date and the making of any Advance, and notwithstanding the occurrence of the Effective Date or any Advance, or any investigation made by or on behalf of any party, shall continue in full force and effect. Neither the occurrence of the Effective Date nor the making of any Advance shall prejudice any right of one party against any other party in respect of anything done or omitted hereunder or under any of the Credit Documents or in respect of any right to damages or other remedies.

17.11 **Further Assurances**

The Borrower, each Lender and the Agent will promptly cure any default by it in the execution and delivery of this Agreement, the Credit Documents or of any the agreements provided for hereunder to which it is a party. The Borrower, at its expense, will promptly execute and deliver to the Agent, upon request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Borrower hereunder or more fully to state the obligations of the Borrower as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

17.12 **Waiver of Jury Trial**

THE BORROWER HEREBY KNOWINGLY VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR ANY COURSE OF CONDUCT,.COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY AGENT, ANY LENDER OR THE BORROWER. THE BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDERS ENTERING INTO THIS AGREEMENT AND EACH OTHER CREDIT DOCUMENT.

17.13 **Consent to Jurisdiction**

(1) The Borrower irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court. The Borrower hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding.

(2) The Borrower hereby irrevocably consents to the service of any and all process in such action or proceeding by the delivery of such process to the Borrower at its address provided in accordance with Section 17.03.

17.14 **Time of the Essence**

Time will be of the essence of this Agreement.

17.15 **Counterparts**

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

17.16 **Delivery by Facsimile Transmission**

This Agreement may be executed and delivered by facsimile transmission and each of the parties hereto may rely on such facsimile signature as though such facsimile signature were an original signature.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

Address:

Countryside Canada Acquisition Inc.
495 Richmond Street
Suite 920
London, Ontario
N6A 5A9
Attention: Fund Administrator
Telephone: (519) 435-0298
Facsimile: (519) 435-0396

with a copy of any notice to:

Chief Financial Officer
Countryside US Power Inc.
1 North Lexington, White Plains
NY 10601
Telephone: (914) 993-5010
Facsimile: (914) 993-6449

COUNTRYSIDE CANADA ACQUISITION INC.

By: ______________________
Göran Mörnhed
Director

AGENT:

Address:

The Toronto-Dominion Bank
Loan Syndication - Agency
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, ON M5K 1A2

Attention: Vice President, Loan Syndications – Agency
Facsimile: 416-982-5535

THE TORONTO-DOMINION BANK, as Administration Agent

By: ______________________
Vice President, Loan Syndications

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

Address:

Countryside Canada Acquisition Inc.
495 Richmond Street
Suite 920
London, Ontario
N6A 5A9
Attention: Fund Administrator
Telephone: (519) 435-0298
Facsimile: (519) 435-0396

with a copy of any notice to:

Chief Financial Officer
Countryside US Power Inc.
1 North Lexington, White Plains
NY 10601
Telephone: (914) 993-5010
Facsimile: (914) 993-6449

COUNTRYSIDE CANADA ACQUISITION INC.

By: ______________________________
Göran Mörnhed
Director

AGENT:

Address:

The Toronto-Dominion Bank
Loan Syndication - Agency
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, ON M5K 1A2

Attention: Vice President, Loan Syndications – Agency
Facsimile: 416-982-5535

THE TORONTO-DOMINION BANK, as Administration Agent

By: ______________________________
Vice President, Loan Syndications

LENDERS:

Address:

The Toronto-Dominion Bank
TD Commercial Banking
Canadian Pacific Tower
100 Wellington Street West, 26th Floor
Toronto, ON M5K 1A2

Attention: Relationship Manager

Facsimile: 416-308-3733

THE TORONTO-DOMINION BANK, as Lender and Swingline Lender

By: ______________________ Mike Fitzpatrick
Analyst, National Accounts
Relationship Manager

Bill Veale
Senior Manager
National Accounts

SCHEDULE "F"
ENCUMBRANCES

Ontario- 301 Colborne Street, London, Ontario:

1. Instrument No. A920180 registered September 21, 1992 are restrictive covenants not to alter grades on the Property so as to increase runoff onto the abutting lands.

2. Instrument No. Z925510 registered December 23, 1992 is a Transfer of Easement from Trigen-London District Energy Corporation to The City of London over Part 2 on Plan 33R-10737 for construction and maintenance of a sewer system.

3. Instrument No. 926515 registered January 21, 1993 is a Development Agreement made between The City of London and Trigen-London District Energy Corporation.

4. The Surveyor's Real Property Report, Parts A and B, of the Colborne Street Property (the "Colborne Street Survey") prepared by Archibald, Gray and McKay Ltd., Ontario Land Surveyors, and dated August 13, 2001, discloses that the buildings are located within the lot limits and there are no encroachments on to the Colborne Street Property and the Colborne Street Survey discloses concrete curbing on the street allowance. The surveyor advises that this curbing does not appear to be part of the Colborne Street Property.

Prince Edward Island – 40 Riverside Drive, Charlottetown PEI:

1. The Surveyor's Plan of Survey of the Riverside Drive Property (the "Riverside Drive Survey") prepared by Gulf Surveys Ltd., dated August 23, 2001 and revised to October 10, 2001 and further revised to March 24, 2004, discloses that the buildings are located within the lot limits and there are no encroachments on the Riverside Drive Property.

SCHEDULE "G"
USEB ENTITIES

See attached chart.

USEnergySystems

Gencos & Transcos


CINERGY
USEY
46%
54%
US Energy Biogas Corp.
Zapco Energy Tactics Corp.
100%
Garland Energy Development LLC
100%
50% GP
Illinois Electrical Generators LP II
50% LP
AJG Financial Services
50% LP
Illinois Electrical Generating Partners, LP
100%
BMC Energy, LLC
100%
100%
• Morris Genco LLC
• Countryside Genco LLC
• Brookhaven Energy Partners, LLC
• Upper Rock Energy Partners, LLC
• Streator Energy Partners, LLC
• Brickyard Energy Partners, LLC
• Dixon Lee Energy Partners, LLC
• Roxanna Energy Partners, LLC
100%
Zapco Illinois Energy, Inc.
25%
75%
• Avon Energy Partners, LLC (122 St)
• Devonshire Partners, LLC (Dolton)
• Riverside Resource Recovery, LLC (Willow)
100%
• Brown County Energy Associates, LLC
• Burlington Energy, Inc
• Oceanside Energy, Inc.
100%
• Zapco Readville Cogeneration, Inc.
100%
Resources Generating Systems, Inc
50% GP
100%
Hoffman Road Energy Partners LLC
1% GP
99% LP
• Onondaga Energy Partners, LP
• Springfield Energy Associates Ltd, LP (20% LP Biogas/80% GP RGS)
• Oyster Bay Energy Partners LP
• Smithtown Energy Partners, LP
• Dunbarton Energy Partners, LP
• Barre Energy Partners, LP
• Tucson Energy Partners, LP
• Cape May Energy Associates, LP
• Suffolk Transmission Partners, LP (SPSA)
100%
Biogas Financial Corp.
100%
ZFC Energy, Inc
1% GP
1% GP
99% LP
• Taylor Energy Partners, LP (Amity)
• Lafayette Energy Partners, LP (Hamms)
100%
• Power Generation (Suffolk) Inc. (Non-Genco)
80% GP
20% LP
• Suffolk Energy Partners, LP (SPSA)
31.5% LP
67.5% LP
ZFC Royalty Partners
(Holds a royalty interest in Smithtown, Dunbarton, Onondaga, Oceanside, Lafayette, Oyster Bay, SPSA)

USENERGYSYSTEMS

Gascos


US Energy Biogas Corp
100%
ZMG, Inc.
AIG Gas
Third Party
Resource Generating Sys., Inc.
ZFC Energy, Inc.
1% GP
Dixon Lee LP
99% LP
AJG
0.1% GP
99.9% LP
Master Gasco, LP
99%
1%
•Biomass New Jersey LLC (Hamms)
100%
UWS Barre Inc.
ZFC Trust I
100%
100%
Biogas Financial Corp.
ZFC Trust II
99% LP
99% LP
1% GP
•Barre Landfill Gas Associates LP
•Avon Landfill Gas Associates LP (122nd St.)
•Biomass Energy Partners II LP (Burlington & EPUD)
•Biomass Energy Partners V LP (Marina)
•Brickyard Landfill Gas Associates LP
•Cape May Landfill Gas Associates LP
•Devonshire Landfill Gas Associates LP (Dolton)
•Garland Landfill Gas Associates LP
•Streator Landfill Gas Associates LP
•Riverside Landfill Gas Associates LP (Willow)
•Tucson Landfill Gas Associates LP
•Upper Rock Landfill Gas Associates LP
100%
Zapco Broome Nanticoke Corp
1% GP
•Broome Landfill Gas Associates LP
99% LP
1% GP
9% LP
90% LP
•Biomass Energy Partners LP (Oceanside, Onondaga, Oyster Bay, Smithtown, Hamms, Taylor, Manchester)
Suffolk Biogas, Inc.
100%
Manager
Cinergy Gasco
1% GP
99% LP
•Suffolk Landfill Gas Partners LP
0.1% GP
99.9% LP
100%
•Brown County Landfill Gas Associates, LP
•Countryside Landfill Gasco LLC
•Morris Landfill Gasco LLC
1% GP
1% GP
•Biomass Energy Partners III (Springfield, Columbus)
91% LP
8% LP

SCHEDULE "H"
BIOGAS PROJECTS

Biogas Project	State	Project Output	MW
Countryside	IL	Electricity	8.0
Dolton	IL	Electricity	5.0
Dixon Lee	IL	Electricity	4.0
Morris	IL	Electricity	4.0
Roxanna	IL	Electricity	4.0
Upper Rock	IL	Electricity	4.0
SPSA I	VA	Electricity	3.3
122nd Street	IL	Electricity	3.0
Brickyard	IL	Electricity	3.0
Hamms	NJ	Electricity	1.2
Manchester	NH	Electricity	1.2
Oceanside	NY	Electricity	1.2
Streator	IL	Electricity	1.0
Willow Ranch	IL	Electricity	1.0
Amity	PA	Electricity	1.0
Barre	MA	Electricity	1.0
Burlington	VT	Electricity	0.7
Onondaga	NY	Electricity	0.6
Cape May	NJ	Boiler Fuel	N/A
SPSA II	VA	Boiler Fuel	N/A
Tucson	AZ	Boiler Fuel	N/A
Brookhaven	NY	Electricity	4.0

SCHEDULE "I"

FOR DISCUSSION PURPOSES ONLY

COUNTRYSIDE POWER INCOME FUND

TREASURY OFFERING OF CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

INDICATIVE TERM SHEET

Issuer:	Countryside Power Income Fund (the "Fund").
Offering:	Treasury offering of Convertible Unsecured Subordinated Debentures (the "Debentures").
Issue Price:	$1,000 per Debenture or a multiple thereof.
Issue Amount:	Up to $50,000,000.
Coupon:	Up to 7.00% per annum payable semi-annually in each year (each an "Interest Payment Date"). The first interest payment will represent accrued interest for the period from the Closing Date to the Interest Payment Date. The Fund shall have the option to pay such interest [(including accrued and unpaid interest on Trust Units to be redeemed)] by delivering Trust Units of the Fund to a Trustee named in the Trust Indenture for sale, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest owed from the proceeds of the sale of the requisite number of Trust Units by the Trustee.
Use of Proceeds:	The net proceeds of the Offering will be used by the Fund to repay existing indebtedness and for general corporate purposes.
Maturity Date:	On or about the seventh anniversary of date of issue (the "Maturity Date").
Conversion:	The Debentures will be convertible at the holder's option into fully-paid Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date fixed for redemption at a conversion price representing a premium in the range of 9% to 15% over the trading price of the Trust Units as of a specified date prior to closing, subject to applicable law (the "Conversion Price"). The Conversion Price shall be subject to the standard anti-dilutive provisions. Holders converting their Debentures will receive accrued and unpaid interest thereon for the period from the date of the latest Interest Payment Date to and including the last Record Date of the Units.
Redemption:	The Debentures will not be redeemable for three years. During years 4 and 5, the Debentures may be redeemed in whole or in part at the option of the Fund at a price equal to their principal amount plus accrued and unpaid interest, provided that the "Current Market Price" on the date on which the notice of redemption is given is not less than 125% of the Conversion Price. Subsequent to year 5 and prior to the Maturity Date, the Debentures may be redeemed in whole or in part at the option of the Fund at a price equal to their principal amount plus accrued and unpaid interest.
Payment Upon Redemption or Maturity:	The Fund may have the option to satisfy its obligation to repay the principal amount of the Debentures, in whole or in part, due at redemption or maturity by delivering that number of freely tradable Trust Units obtained by dividing the principal amount of the Debentures by a percentage of the Current Market Price on the date of redemption or maturity, as applicable (expected to be approximately 95% of the

	Current Market Price).
Current Market Price:	Current Market Price is defined as the weighted average trading price for the Trust Units on the TSX for the 20 consecutive trading days ending five trading days prior to the applicable date.
Change of Control:	Upon a Change of Control involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units of the Fund, any holder of the Debentures may require the Fund to redeem their Debentures, in whole or in part, on the date which is 30 days following the giving of notice of the Change of Control, all or any portion of that holder's Debentures at a price equal to approximately 101% of the principal amount of the Debentures plus accrued and unpaid interest thereon.
Purchase for Cancellation:	The Fund may have the right at any time to purchase the Debentures in the market, by tender, or by private contract.
Subordinate to Senior Debt:	The principal of, and interest on, the Debentures will be subordinated in right of payment to the prior payment in full of principal and interest to holders of senior indebtedness of the Fund, as set forth in the Trust Indenture.
Form of Offering:	Public offering by way of a short-form prospectus filed in all provinces of Canada. U.S. sales by private placement qualified institution buyers pursuant to Rule 144A of the United States Securities Act of 1933.
Form of Underwriting:	Subject to syndication formed by agreement of the lead underwriter and the Fund and a mutually acceptable underwriting agreement containing "disaster out", "regulatory out" and "material adverse change out" clauses running to Closing.
Listing:	Application will be made to list the Debentures and the Trust Units issuable upon conversion on the Toronto Stock Exchange.
Eligibility:	The Debentures will be eligible for RRSPs, RESPs, RRIFs and DPSPs.
Commission:	Approximately 4.00%, payable on Closing.
Closing:	No later than December 30, 2005.

SCHEDULE 9.01(5)
NECESSARY CONSENTS

1. Power Purchase Agreement between PPL EnergyPlus, LLC and Taylor Energy Partners, LP, June 24, 2002.

2. Electricity Purchase Agreement, S.G. Phillips Energy, Inc. and Burlington Electric Department, August 1, 1991

3. Parallel Generation Agreement and Settlement Agreement as rider, dated November 9, 1989, with Settlement Agreement dated April 25, 1997, between ZAPCO Energy Tactics Corporation, Oceanside Energy, Inc. and Long Island Lighting Company

4. Power Purchase Agreement, amended and restated, Virginia Electric and Power Company and Suffolk Energy Partners, LLC, December 16, 1999

SCHEDULE 9.01(6)
TAX

The Retail Sales Tax Branch of Ontario has initiated a "non-registered vendor" audit of District Energy's London, Ontario operations for tax periods from and after 1996 or 1997. District Energy is not registered as a vendor under the Retail Sales Tax Act (Ontario) and this is a random audit of a "non-registered vendor". This audit is at an early stage. District Energy has not received any assessment, re-assessment or other written statement from any Government Aurthority as to the specific issues related to this audit.

SCHEDULE 9.01(9)
EASEMENTS

LONDON, ONTARIO

District Energy has easements, licenses, rights of way, and other rights under which its steam and hot water distribution pipes are installed on the property of others to enable the London System to provide service to its customers except that the following is a list of customers of the London System whose service is dependent upon going through another's property where District Energy has no recorded easement:

Account #	Name of Business	Address
146	1301388 Ontario Inc.	174 King Street
62	358909 Ontario Ltd.	394A Richmond Street
141	Attic Books	240 Dundas Street
24	Bank of Montreal	270 Dundas Street
20	Concept Properties	115 Dundas Street
71	Dominion Automobile Assoc.	201 King Street
19	Gielen Designs	125 Dundas Street
21	John Trimmer	111 Dundas Street
30	Klyman Furs	238 Dundas Street
131	Market Tower	149 Dundas Street
31	Meyer Epstein Furs	234 Dundas Street
121	Red Apple Clearance Centre	136 Dundas Street
39	Scotiabank	420-424 Richmond Street
129	Second Cup	160 Dundas Street
143	Shoppers Drug Mart	141 Dundas Street
8	Target Hi If	144 Dundas Street
146	The Arts Project	203 Dundas Street
68	The Richmond Hotel	372 Richmond Street
6	To Wheels	134 Dundas Street
59	Toronto Dominion Bank	267 Dundas Street
130	WILL	141 Dundas Street

By virtue of By-law P. U. 475-81 (the "By-law") passed February 15th, 1988 unregistered rights were created which authorized Cities Heating Company Limited for a period of 30 years to extend, lay and maintain pipes on certain streets in the City of London within an area generally bounded by Oxford Street, Adelaide Street and the south branch of Thames, Grand Avenue, Elmwood Avenue and Wharncliffe Road. The By-law was subsequently amended to be enforceable by Trigen-London District Energy Corporation, a predecessor corporation of the Operator, and further expanded to include the supply of chilled water to supply cooling and additionally for the supply of electricity. We have been advised by the By-law Clerk of the City of London that the By-law has not been rescinded and is still in full force and effect.

CHARLOTTETOWN, P.E.I.

There have been numerous grants of easement in favour of District Energy in relation to the PEI System for the purpose of maintaining and installing heating pipes for the conduct of the heating operations of the PEI System (the "PEI Easements"). While title searches relating to the PEI Easements have not been conducted, District Energy has not received notice that any of the PEI Easements are not good, valid and subsisting or that it does not have good and marketable title thereto. Further, District Energy is not aware

of the absence of easements, licenses, rights-of-way or other rights required to provide service to any material customers of the PEI System. The following is a list of customers, none of whom are a party to a Material Contract, whose service is dependent upon going through another's property where the PEI System has no recorded easement.

Accout #	Account Name	Address
00001364000	Plazza Joe's Restaurant	180 Kent Street
00001365000	Pon Hun	186 Prince Street
00001349000	Haviland Club	2 Haviland
00001330000	Ms. Alice Bolger	2 Water Street
00001325000	GERALD ARSENAULT	20 Haviland
00001335000	MR. DAVID MAC NEVIN	8 Haviland

EASEMENTS GRANTED TO TRIGEN ENERGY CANADA COMPANY
(FORMERLY TRIGEN ENERGY CANADA INC.)
AND
EASEMENTS GRANTED TO DISTRICT ENERGY
(FORMERLY TRIGEN ENERGY CANADA INC.)

The following Grants of Easements which were assigned to the Corporation by Assignment of Grant of Easements made between The Prince Edward Island Energy Corporation and the Company dated August 31, 1995, and registered in the Office of the Registrar of Deeds for Queens County on September 22, 1995, in Liber 12, Folio 55:

1. Grant of Easement from the Sisters of Saint Martha, Prince Edward Island, to The Prince Edward Island Energy Corporation dated June 9, 1988, and registered in the Office of the Registrar of Deeds for Queens County on July 31, 1989, in Liber 5, Folio 46;
2. The University of Prince Edward Island to The Prince Edward Island Energy Corporation dated July 27, 1989, and registered in the Office of the Registrar of Deeds for Queens County on July 31, 1989, in Liber 5, Folio 47;
3. The City of Charlottetown to The Prince Edward Island Energy Corporation dated August 16, 1988, and registered in the Office of the Registrar of Deeds for Queens County on September 27, 1988, in Liber 4, Folio 76;
4. Queen Elizabeth Hospital Inc. to The Prince Edward Island Energy Corporation dated September 27, 1982, and registered in the Office of the Registrar of Deeds for Queens County on December 2, 1982, in Liber 3, Folio 68;
5. Province of Prince Edward Island et al. to The Prince Edward Island Energy Corporation dated August 23, 1995, and registered in the Office of the Registrar of Deeds for Queens County on August 29, 1995, in Liber 12, Folio 46;
6. Eastern School District to The Prince Edward Island Energy Corporation dated August 23, 1995, and registered in the Office of the Registrar of Deeds for Queens County on August 29, 1995, in Liber 12, Folio 48;
7. Province of Prince Edward Island to The Prince Edward Island Energy Corporation dated August 23, 1995, and registered in the Office of the Registrar of Deeds for Queens County on August 29, 1995, in Liber 12, Folio 47;
8. The Island Telephone Company Limited to The Prince Edward Island Energy Corporation dated August 23, 1995, and registered in the Office of the Registrar of Deeds for Queens County on August 24, 1995, in Liber 12, Folio 45;

9. The Prince Edward Island Housing Corporation to The Prince Edward Island Energy Corporation dated May 29, 1995, and registered in the Office of the Registrar of Deeds for Queens County on June 5, 1995, in Liber 12, Folio 36;
10. Workers' Compensation Board to The Prince Edward Island Energy Corporation dated May 29, 1995, and registered in the Office of the Registrar of Deeds for Queens County on June 9, 1995, in Liber 12, Folio 37;
11. Associated Ventures Ltd. to The Prince Edward Island Energy Corporation dated May 29, 1995, and registered in the Office of the Registrar of Deeds for Queens County on June 5, 1995, in Liber 12, Folio 31;
12. Mac and Mac Enterprises Inc. to The Prince Edward Island Energy Corporation dated May 1, 1995, and registered in the Office of the Registrar of Deeds for Queens County on June 5, 1995, in Liber 12, Folio 32;
13. Pyramid Incorporated to The Prince Edward Island Energy Corporation dated May 10, 1995, and registered in the Office of the Registrar of Deeds for Queens County on June 5, 1995, in Liber 12, Folio 33;
14. Issam Habbi to The Prince Edward Island Energy Corporation dated May 29, 1995, and registered in the Office of the Registrar of Deeds for Queens County on June 5, 1995, in Liber 12, Folio 34;
15. Prince Edward Island Housing Corporation to The Prince Edward Island Energy Corporation dated May 29, 1995 and registered in the Office of the Registrar of Deeds for Queens County on June 5, 1995, in Liber 12, Folio 35;

The following Grants of Easement were made directly to Trigen Energy Canada Inc.:

1. The Province of Prince Edward Island to Trigen Energy Canada Inc., dated August 31, 1995, and registered in the Office of the Registrar of Deeds for Queens County on September 29, 1995 in Liber 12, Folio 54;
2. The City of Charlottetown to Trigen Energy Canada Inc. dated May 14, 1996, and registered in the Office of the Registrar of Deeds for Queens County on June 21, 1996, in Liber 821, Folio 47;
3. Her Majesty the Queen in Right of Canada to Trigen Energy Canada Inc. dated May 6, 1996, and registered in the Office of the Registrar of Deeds for Queens County on August 15, 1996, in Liber 831, Folio 44;
4. The University of Prince Edward Island to Trigen Energy Canada Inc. dated May 10, 1996, and registered in the Office of the Registrar of Deeds for Queens County on May 15, 1996, in Liber 13, Folio 17;
5. The Charlottetown Waterfront Development Corporation to Trigen Energy Canada Inc. dated March 29, 1996, and registered in the Office of the Registrar of Deeds for Queens County on April 15, 1996, in Liber 13, Folio 14;
6. The Government of Prince Edward Island to Trigen Energy Canada Inc. dated March 21, 1996, and registered in the Office of the Registrar of Deeds for Queens County on April 15, 1996, in Liber 13, Folio 13;
7. The Government of Prince Edward Island to Trigen Energy Canada Inc. dated March 21, 1996, and registered in the Office of the Registrar of Deeds for Queens County on April 15, 1996, in Liber 13, Folio 12;
8. The Government of Prince Edward Island to Trigen Energy Canada Inc., registered in the Office of the Registrar of Deeds for Queens County on March 27, 1997, in Liber 13, Folio 47;
9. Melvin J. Martin, Donald E. Martin, Muriel L. Martin and Douglas J. Martin to Trigen Energy Canada Inc., registered in the Office of the Registrar of Deeds for Queens County on June 10, 1997, in Liber 13, Folio 53;
10. Government of Prince Edward Island to Trigen Energy Canada Inc., registered in the Office of the Registrar of Deeds for Queens County on July 25, 1997, in Liber 13, Folio 64;

11. Charlottetown Driving Park and Provincial Exhibition Association to Trigen Energy Canada Inc., registered in the Office of the Registrar of Deeds for Queens County on July 29, 1997, in Liber 13, Folio 65;
12. Government of Canada to Trigen Energy Canada Inc., registered in the Office of the Registrar of Deeds for Queens County on December 17, 1997, in Liber 14, Folio 16;
13. City of Charlottetown to Trigen Energy Canada Inc., registered in the Office of the Registrar of Deeds for Queens County on January 20, 1998, in Liber 14, Folio 19;
14. Rectors, Wardens and Parish Council of the Parish of St. Paul's to Trigen Energy Canada Inc., registered in the Office of the Registrar of Deeds for Queens County on October 26, 1999, in Liber 15, Folio 33;

The following Grants of Easement were made directly to District Energy:

1. Easement between Dyne Holdings Limited and District Energy registered on the 6th day of May, 2003, in the Queens County Registry Office in Book 17, Page 57, as Document Number 3131;
2. Easement between Pan-American Trust Company and District Energy registered on the 2nd day of October, 2003, in the Queens County Registry Office in Book 18, Page 11, as Document Number 7944;
3. Easement between the Eastern School District and District Energy registered on the 2nd day of October, 2003, in the Queens County Registry Office in Book 18, Page 12, as Document Number 7945;
4. Easement between The Government of Prince Edward Island and District Energy registered on the 2nd day of October, 2003, in the Queens County Registry Office in Book 18, Page 13, as Document Number 7988; and
5. Easement between the Eastern School District and District Energy registered on the 2nd day of October, 2003 in the Queens County Registry Office in Book 18, Page 14, as Document Number 7989.

SCHEDULE 9.01(12)
DESCRIPTION OF REAL PROPERTY

OWNED REAL PROPERTY:

(1) **PEI:**

Municipal Address: 40 Riverside Drive, Charlottetown, PEI

Registered Owner: Countryside District Energy Corp.

Legal Description: PARCEL "A" - PID 839 332

ALL THAT PARCEL OF LAND situate, lying and being in Charlottetown, Queens County, Province of Prince Edward Island, bounded and described as follows, that is to say;

COMMENCING at a legal survey marker shown on a plan of survey prepared by Gulf Surveys Ltd. entitled "Plan of Survey Showing Parcel "A" (839332) Property Now or Formerly of Trigen Energy Canada Inc. Liber 796 Folio 04 and Parcel "B" (279000) Property Leased to Trigen Energy Canada Inc. Liber 913, Folio 52", File & Drawing No. 6059, dated August 23, 2001 and revised to October 10, 2001 and signed by Albert Wright, P.E.I. Land Surveyor on October 10, 2001, said found legal survey marker being identified as No. 805 and having co-ordinates East 472587.06 feet, North 336085.71 feet;

THENCE on an azimuth 84° 43' 16" for the distance of 75 feet, a little more or less, or until it meets the approximate ordinary high water mark of the Hillsborough River;

THENCE in a Southeast and Southwest direction following along the various courses of the approximate ordinary high water mark of the Hillsborough River for the distance of 774 feet to a point;

THENCE on an azimuth 311° 11' 49" for the distance of 21 feet, a little more or less, to legal survey marker number 175;

THENCE continuing on an azimuth 311° 11' 49" for the distance of 190.0 feet to a legal survey marker No. 174;

THENCE on an azimuth of 37° 41' 56" for the distance of 256.31 feet to calculated point No. 300;

THENCE in a Northeastwardly direction following the arc of a circle having a radius of 2,095.49 feet for the arc distance of 278.79 feet to found legal survey marker No. 805, being the point at the place of commencement.

BEING AND INTENDED TO BE Parcel "A" as shown on the above-noted plan of survey and containing 3.40 Acres of land, a little more or less;

AND BEING AND INTENDED to be the parcel of land conveyed from the Province of Prince Edward Island to Trigen Energy Canada Inc. by Deed of Conveyance dated August 31, 1995, and registered at the Queens County Registry Office on December 18, 1995 in Book 796, at Page 4, as Document No. 6851.

Description of Property and Use: This is the main production facility for the PEI System.

(2) **ONTARIO:**

Municipal Address: 301 Colborne Street, London, Ontario

Registered Owner: Countryside District Energy Corp.

Legal Description: PIN 08319-0003(LT)

Part of lots 7, 8, 9, and 10, N/E Bathurst Street, part Bathurst Street as closed by Statute referred to on 33R-10528, designated as Part 1, Plan 33R-10528 and part Bathurst Street as closed by By-law 925448, designated as Parts 1 and 2, Plan 33R-10737, subject to 925510Z, City of London, being all of PIN 08319-0003(LT).

Description of Property and Use:

The Colborne Street Property consists of an industrial plant used for the distribution of steam to supply heat, chilled water to supply cooling and more recently used for the supply of electricity throughout the London grid.

LEASED PROPERTY:

(1) **PEI:**

Municipal Address: **(part of) 40 Riverside Drive, Charlottetown, PEI**

Registered Owner: **The Government of Prince Edward Island, as represented by the Minister of Transportation and Public Works**

Legal Description: Part of PID 279000 ("Leased Lands")

ALL THAT PARCEL OF LAND situate, lying and being in Charlottetown, Queens County, Province of Prince Edward Island, bounded and described as follows, that is to say;

COMMENCING at a legal survey marker shown on a plan of survey prepared by Gulf Surveys Ltd. entitled "Plan of Survey Showing Parcel "A" (839332) Property Now or Formerly of Trigen Energy Canada Inc. Liber 796 Folio 04 and Parcel "B" (279000) Property Leased to Trigen Energy Canada Inc. Liber 913, Folio 52", File & Drawing No. 6059, dated August 23, 2001 and revised to October 10, 2001 and signed by Albert Wright, P.E.I. Land Surveyor on October 10, 2001, said found legal survey marker being identified as No. 174 and having co-ordinates East 472245.69 feet, North 335674.30 feet;

THENCE on an azimuth 131° 11' 49" for the distance of 190.0 feet to legal survey marker number 175;

THENCE continuing on an azimuth 131° 11' 49" for the distance of 21 feet, a little more or less, or until it meets the approximate ordinary high water mark of the Hillsborough River;

THENCE in a Southwest direction following along the various courses of the approximate ordinary high water mark of the Hillsborough River for the distance of 384 feet to a point;

THENCE on an azimuth 306° 15' 53" for the distance of 25 feet, a little more or less, to legal survey marker number 506;

THENCE continuing on an azimuth 306° 15' 53" for the distance of 86.49 feet to legal survey marker number 505;

THENCE on an azimuth of 37° 41' 56" for the distance of 381.37 feet to legal survey marker number 174, being the point at the place of commencement.

BEING AND INTENDED TO BE Parcel "B" as shown on the above-noted plan of survey and containing 1.33 Acres of land, a little more or less;

AND BEING AND INTENDED to be the parcel of land leased to Trigen Energy Canada Inc. by Lease Agreement dated December 12, 1997, registered at the Registry Office for Queens County on December 15, 1997 at Book 913, Page 52, as Document No. 8390 between the Government of Prince Edward Island, as represented by the Minister of Transportation and Public Works, as Lessor, and Trigen Energy Canada Inc., as Lessee.

Description of Property and Use:

A portion of the lands known municipally as 40 Riverside Drive, Charlottetown, PEI are leased for use as an access road to the main production facility of the PEI System pursuant to a commercial lease agreement dated December 12, 1997 between the Government of Prince Edward Island as lessor and District Energy as lessee (originally entered into by its predecessor). This lease has the following material terms:

Term:	20 years expiring October 31, 2017.
Renewal:	20 year term under "re-negotiated terms and conditions".
Rent:	$1.00 per year for the first 10 years, and thereafter to be established in accordance with established departmental practices at that time.

(2) ONTARIO:

(a) Municipal Address: 495 Richmond Street, Suite 920, London, Ontario, N6A 5A9
Landlord: Sifton Properties Limited
Lessee: Countryside Canada

Description of Property and Use: approximately 2,286 square feet of office space used as head office for the Restricted Parties.

Term: Five years ending May 31, 2009

(b) **Municipal Address:** 550 Wellington Street, London, Ontario

Legal Description: Part of Lots 7 and/or 8 and/or 9 Registered Plan 225, in the City of London.

Landlord: City of London

Lessee: District Energy

Description of Property and Use: Pursuant to an Equipment and Ground Lease Agreement between the landlord and lessee dated as of August 5, 1992, the District Engery leases a mechanical room (approximately 300 square feet) at the customer's site in connection with the provision of service to the customer.

Term: Expires in August 2012

SCHEDULE 9.01(13)

INSURANCE POLICIES

- Property of every description, including boiler and machinery, American Home Assurance Company, Policy No. STCB-1658, expiring April 8, 2006, limit of liability -- $20,000,000

- General Liability issued by Chubb Insurance Company of Canada, Policy No. 37109485, expiring April 8, 2006, limit of liability -- $2,000,000 each occurrence, $2,000,000 aggregate, products and completed operations

- Commercial Umbrella Liability, issued by Chubb Insurance Company of Canada, Policy No. 37111236, expiring April 8, 2006, limit of liability -- $8,000,000 each occurrence and aggregate

- Automobile Liability, Heath Lambert Group with Royal & Sunalliance, Policy No. 010707566, expiring July 19, 2005, limit of liability -- $2,000,000, collision - $500 deductible, comprehensive - $500 deductible

- Pollution Liability, Heath Lambert Group with Commerce & Industry Company of Canada, Policy No. STA7074905, expiring July 12, 2005, limit $2,000,000/$2,000,000

SCHEDULE 9.01 (15)
LABOUR DISPUTES

See item (1) in Schedule 9.01(8).

SCHEDULE 9.01 (18)
CORPORATE STRUCTURE

Share Capital of Restricted Parties.

1. The authorized share capital of the Borrower consists of an unlimited number of common shares, of which 21,678,523 common shares (the "Borrower Shares") have been validly issued and are outstanding and fully paid and non-assessable. Countryside Canada is the owner of record of all of the Borrower Shares.

2. The authorized capital of Countryside Canada consists of an unlimited number of common shares, of which 13,123,061 common shares (the "Countryside Canada Shares") have been validly issued and are outstanding as fully paid and non-assessable. Countryside Power Income Fund is the owner of record of all of the Countryside Canada Shares.

3. The authorized share capital of District Energy Holdings consists of an unlimited number of common shares, of which 7,991,769 common shares (the "District Energy Holdings Shares") have been validly issued and are outstanding as fully paid and non-assessable shares. The Borrower is the owner of record of all of the District Energy Holdings Shares.

4. The authorized share capital of District Energy consists of an unlimited number of common shares, of which 3,416,147 common shares (the "District Energy Shares") have been validly issued and are outstanding and fully paid and non-assessable. District Energy Holdings is the owner of record of all of the District Energy Shares.

5. The authorized share capital of Countryside US consists of 1000 common shares, of which 1000 common shares (the "Countryside US Shares") have been validly issued and are outstanding as fully paid and non-assessable shares. Countryside Canada is the owner of record of all of the Countryside US Shares.

Corporate Names.

COUNTRYSIDE CANADA ACQUISITION INC.
COUNTRYSIDE DISTRICT ENERGY HOLDINGS CORP.
COUNTRYSIDE CANADA POWER INC.
COUNTRYSIDE DISTRICT ENERGY CORP.

Each of the Obligors above is a corporation incorporated or amalgamated under the laws of Canada

COUNTRYSIDE U.S. POWER INC. - incorporated under the laws of the state of Delaware.

COUNTRYSIDE POWER INCOME FUND – an open-ended limited purpose trust under the laws of the province of Ontario.

Intercompany Debt - Debt owing by Countryside Canada to the Borrower as evidenced by a promissory note dated June **[29]**, 2005 issued by Countryside Canada in favour of the Borrower in the amount of **$[29,000,000]** bearing interest at a rate of ●.

Corporate Chart

Attached hereto is a chart illustrating the corporate relationship among each of the Obligors and the Fund.


Unitholders
Countryside Power Income Fund
100%
Countryside Canada Power Inc.
100%
Countryside Canada Acquisition Inc. (Borrower)
100%
Countryside District Energy Holdings Corp., formerly USE Canada Holdings Corp.
100%
Countryside District Energy Corp., formerly USE Canada Energy Corp.
(operating assets)

Schedule 9.01 (26)
RELEVANT JURISDICTIONS

COUNTRYSIDE CANADA POWER INC.
Jurisdiction of formation: Canada
Address (including postal code): 495 Richmond Street, Suite 920, London, Ontario, N6A 5A9 ("**Richmond**")
Chief executive office: Richmond
Other places of business: None
Address at which the books and records are located: Richmond
Address from which the invoices and accounts are issued: Richmond

COUNTRYSIDE CANADA ACQUISITION INC.
Jurisdiction of formation: Canada
Address (including postal code): Richmond
Chief executive office: Richmond
Other places of business: None
Address at which the books and records are located: Richmond
Address from which the invoices and accounts are issued: Richmond

COUNTRYSIDE DISTRICT ENERGY HOLDINGS CORP.
Jurisdiction of formation: Canada
Address (including postal code): 40 Riverside Drive, Charlottetown, PEI, C1A 9M2 ("**Riverside**")
Chief executive office: Richmond
Other places of business: Richmond, 301 Colborne Street, London, Ontario, N6B 2N4 ("**Colborne**")
Address at which the books and records are located: Riverside, Colborne, Richmond
Address from which the invoices and accounts are issued: Riverside, Colborne, Richmond

COUNTRYSIDE DISTRICT ENERGY CORP.
Jurisdiction of formation: Canada
Address (including postal code): Richmond
Chief executive office: Richmond
Other places of business: Richmond, Colborne
Address at which the books and records are located: Riverside, Colborne, Richmond
Address from which the invoices and accounts are issued: Riverside, Colborne, Richmond

COUNTRYSIDE U.S. POWER, INC.
Jurisdiction of formation: Delaware
Address (including postal code): c/o 1 North Lexington Ave, 4th Fl. White Plains, NY 10601 ("**White Plains**")
Chief executive office: White Plains
Other places of business: None
Address at which the books and records are located: White Plains
Address from which the invoices and accounts are issued: White Plains

COUNTRYSIDE POWER INCOME FUND
Jurisdiction of formation: Ontario
Address (including postal code): Riverside
Chief executive office: Riverside
Other places of business: None
Address at which the books and records are located: Riverside
Address from which the invoices and accounts are issued: Riverside

SCHEDULE 9.01 (28)
INTELLECTUAL PROPERTY

1. Registration by USE Canada Energy Corp. of the business name "Core Energy London" under the *Partnerships Act* (P.E.I.), dated October 11, 2001;

2. Registration by USE Canada Energy Corp. of the business name "PEI Energy Systems" under the *Partnerships Act* (P.E.I.), dated October 11, 2001;

3. Registration by USE Canada Energy Corp. of the name "Core Energy London" under the *Business Names Act – Corporations* (Ontario), B.I.N., 120087739, and Master Business License, dated January 22, 2002;

4. Registration by USE Canada Energy Corp. of the name "Core Energy London" under the *Business Names Act – Corporations* (Ontario), B.I.N. 111055159, and Master Business License, dated October 10, 2001;

5. Registration by USE Canada Energy Corp. of the business name "PEI Energy Systems" under the *Business Names Act – Corporations* (Ontario), B.I.N. 120087747, and Master Business License, dated January 22, 2002; and

6. Registration by USE Canada Energy Corp. of the business name "PEI Energy Systems" under the *Business Names Act – Corporations* (Ontario), B.I.N. 111055125, and Master Business License, dated October 10, 2001.

7. USE Canada Energy Corp. does not own any registered trademarks, trade names, service marks, patents, copyrights, nor applications pending for the same.

8. USE Canada Energy Corp. is in possession of certain trade secrets and know-how which have not been patented.

SCHEDULE 9.01 (29)
MATERIAL CONTRACTS AND MATERIAL LICENCES

1. MATERIAL CONTRACTS

Customer Agreements generating 5% or more of Revenues

(i) Waste Processing Agreement between Trigen Energy Canada, Inc. and the Government of PEI, as represented by the Minister of Environmental Resources, and., whereby the Government of PEI is supplying waste to Trigen Energy Canada Inc. for the production of fuel, dated August 8, 1995;

(ii) Thermal Service Energy Agreement between Trigen Energy Canada Inc. and the Government of PEI, as represented by the Minister of Transportation and Public Works, whereby Trigen Energy Canada Inc. is supplying hot water to the Government of PEI, dated August 8, 1995;

(iii) Thermal Energy Service Agreement between Trigen Energy Canada Inc. and the Queens Regent Health & Community Services, owner and operator of the Queen Elizabeth Hospital, whereby Trigen Energy Canada Inc. is supplying hot water to the Queen Elizabeth Hospital, dated August 8, 1995;

(iv) Thermal Energy Service Agreement between Trigen Energy Canada Inc. and the University of PEI, whereby Trigen Energy Canada Inc. is supplying hot water to the University of PEI, dated August 8, 1995 as amended by an Amending Agreement dated June 1, 1998;

(v) District Steam Service Agreement between Trigen-London, a division of Trigen Energy Canada Inc. and London Health Sciences Center, dated November 22, 2000;

Other Material Contracts

(i) Equipment Lease Agreement between Trigen Energy Canada Inc. and the Government of PEI, as represented by the Minister of Transportation and Public Works, pursuant to the Thermal Energy Service Agreement between the same parties, dated August 8, 1995; Note: This agreement relates to a customer agreement that is a Material Contract and accordingly it has been included as a Material Contract;

(ii) Fuel Agreement between Trigen Energy Canada Inc. and Georgetown Timber Ltd., whereby Georgetown is supplying wood biomass to Trigen Energy Canada Inc. for the production of fuel, dated August 8, 1995;

(iii) Southern Bundled Gas Contract made as of November 1, 2003 between District Energy and Union Gas Limited;

(iv) Gas Distribution Contract made as of October 15, 2003 between District Energy and Union Gas Limited;

(v) Collective Agreement between District Energy, D.B.A. Core Energy London and the Canadian Union of Operating Engineers and General Workers dated August 1, 2002 – expires July 31, 2004;

(vi) Commercial Lease Agreement between Trigen-PEI, a division of Trigen Energy Canada Inc. and the Government of PEI, dated December 12, 1997;

NOTE: Trigen Energy Canada Inc. is a predecessor of District Energy Corp.

2. MATERIAL LICENSES

Reference is made to the copies of the certificates, authorities and approvals and related correspondence attached hereto.

SCHEDULE 9.01 (33)
ENVIRONMENTAL REPORTS

(1) Report provided by OCL Services Ltd. dated July 31, 2003 in respect of the London System and the PEI System.

SCHEDULE 9.01(37)
NON-ARM'S LENGTH TRANSACTIONS

Reference is made to the following arrangements:

1. A development agreement to be executed post closing between USEY, Countryside U.S. and a subsidiary of Cinergy Corp. ("Cynergy") under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they chose to pursue and that will meet the Fund's investment and growth objectives.

2. An improvement agreement to be executed post closing between USEB and a subsidiary of the Fund providing the Fund with a right of first offer to acquire or invest into expansion opportunities relating to two existing Biogas Projects and two greenfield development projects.

3. Göran Mörnhed, Edward M. Campana and Allen J. Rothman, all of whom are officers of USEY, will be employed by Countryside U.S. to monitor the Fund's indirect investments in the District Energy Systems and the USEB Loan arrangements and to evaluate investment opportunities arising under the development agreement and the improvement agreement referred to above. Messrs. Mörnhed, Campana and Rothman will be paid annual salaries of $160,000, $140,000 and $140,000 respectively and will be eligible for awards under a long-term incentive plan (LTIP) linked to increasing the cash distributions to unitholders of the Fund. If their employment is terminated at any time for any reason other than just cause, disability, death or retirement, Countryside U.S. will pay an amount equivalent to the aggregate of 24 months base salary and certain benefits as severance. It is also expected that there will be participation in a pension plan, the details of which have not yet been determined.

SCHEDULE 9.02(1)

Entity	Shares/Interests Issued	Shares/Interests Outstanding	Beneficial Owner Post Closing
Countryside US Holdings Corp.	1,000 Common Shares	100 Common Shares	Countryside Canada Power Inc.
Lightyear Rockland Partners LLC (will become Ripon Power LLC post closing)	18,809.15 Series A Preferred 600,000 Class A Common Shares 400,000 Class B Common Shares	18,809.15 Series A Preferred 600,000 Class A Common Shares 400,000 Class B Common Shares	Countryside US Holding Corp.
Ripon Cogeneration, LLC	Percentage Interests	100%	Ripon Power LLC (Formerly Lightyear Rockland LLC)

Entity	Authorized Capital	Jurisdiction of Formation
Countryside US Holdings Corp.	1000 authorized shares with a par value of $0.01	Delaware
Lightyear Rockland Partners LLC (will become Ripon Power LLC post closing)	Class A Common Shares, Class B Common Shares, Series A Preferred Shares – no stated authorized capital	Delaware limited liability company
Ripon Cogeneration, LLC	no stated authorized capital	Delaware limited liability company

MANAGEMENT AGREEMENT

Between

COUNTRYSIDE VENTURES LLC

– and –

COUNTRYSIDE US HOLDING CORP.

– and –

COUNTRYSIDE CANADA POWER INC.

MADE AS OF THE 23rd DAY OF SEPTEMBER, 2005

TABLE OF CONTENTS

MANAGEMENT AGREEMENT

THIS AGREEMENT made as of the 23 day of September, 2005.

B E T W E E N:

COUNTRYSIDE VENTURES LLC, a limited liability corporation existing under the laws of the State of Delaware,

(the "**Manager**")

– and –

COUNTRYSIDE US HOLDING CORP., a corporation existing under the laws of the State of Delaware,

("**Countryside US**")

– and –

COUNTRYSIDE CANADA POWER INC., a corporation existing under the laws of the Province of Ontario,

("**Countryside Canada**" and, together with Countryside US, "**Countryside**")

WHEREAS Countryside U.S. Power, Inc., a wholly-owned subsidiary of Countryside Canada, currently employs executive officers, being Messrs. Goran Mornhed, Edward Campana and Allen Rothman, (the "**Current Executive Officers**") who provide management services to Countryside Canada pursuant to the terms of a management agreement dated March 29, 2004 (the "**Current Management Agreement**");

AND WHEREAS the origination, structuring and development of acquisition and new business opportunities for Countryside currently comes from the Current Executive Officers' external development activities and services not included in the Current Management Agreement and through a development agreement entered into on April 8, 2004 at the time of the initial public offering of Countryside Power Income Fund (the "**Fund**") among U.S. Energy Systems, Inc., Cinergy Solutions, Inc. and Countryside U.S. Power, Inc. (the "**Development Agreement**");

AND WHEREAS the Parties wish to modify the existing management arrangements once the Current Executive Officers have formed a management and development company that will provide the management services provided to Countryside Canada by the Current Executive Officers and will engage in the origination, structuring, development and ownership of energy and utility infrastructure projects utilizing its own capital and resources;

AND WHEREAS the directors of Countryside Canada and Countryside US wish to ensure that, to the maximum extent possible, acquisition opportunities of energy and utility infrastructure projects that may fit within the acquisition criteria of Countryside Canada and Countryside US are generated and presented to Countryside Canada and Countryside US while at the same time ensuring that the risks associated with such activities are minimized and that the

existing investments of Countryside Canada and Countryside US are managed prudently and efficiently;

AND WHEREAS the Parties hereto believe that replacing the Current Management Agreement with this Agreement is the most effective way to ensure that: (i) additional acquisition opportunities of energy and utility infrastructure projects that may fit within the acquisition criteria of Countryside Canada and Countryside US are generated and presented to Countryside Canada and Countryside US with a view of increasing cash flow to Countryside; (ii) the risks associated with the origination, sourcing and development of acquisition opportunities are reduced from the perspective of Countryside; and (iii) the existing operations of Countryside Canada and Countryside US are prudently managed with a view to maintaining and increasing the cash flow of Countryside Canada and Countryside US and current unitholder distributions by the Fund;

AND WHEREAS the Manager wishes to provide the management services described herein to Countryside and to expend its own capital and resources to originate, source and develop acquisition opportunities that may fit within the acquisition criteria of Countryside;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by each of the Parties to this Agreement, the Parties agree as follows:

ARTICLE 1 – DEFINITIONS AND SCHEDULES

1.01 Definitions

As used herein, the following terms shall have the meanings set forth below:

(a) "**Acquisition Objective**" has the meaning ascribed thereto in Section 3.01(e);

(b) "**Administration Agreement**" means the agreement between the Fund and Countryside Administration dated September 1, 2005 pursuant to which Countryside Administration provides administrative services to Countryside Canada and the Fund;

(c) "**Affiliate**" has the meaning ascribed thereto in Ontario Securities Commission Rule 45-501 – Exempt Distributions, as the same may be amended or amended and restated from time to time;

(d) "**Agreement**" means this Management Agreement, as amended or supplemented from time to time in accordance with the provisions hereof;

(e) "**Annual Budget**" means the gross, aggregated management and administration budget for each Fiscal Year of the Fund, Countryside US and, if applicable, Countryside Canada, as described in Section 2.09;

(f) "**Annual Distributable Cash Forecast**" means the annual forecast for the Fund's distributable cash prepared by the Manager for any Fiscal Year and broken down on a monthly basis;

(g) "**Applicable Laws**" means all laws, rules, regulations, codes, by-laws, statutes, ordinances, directives, policies, instruments, rules and orders, in effect from time to time, of all Governmental Authorities having jurisdiction with respect to Countryside and its Affiliates in connection with the conduct of the Business, including the ownership, development, construction, maintenance and operation of the Projects, and any of their respective assets or properties;

(h) "**Base Compensation**" has the meaning ascribed thereto in Section 3.01(c);

(i) "**Base Level Distribution**" has the meaning ascribed thereto in Section 3.02(b);

(j) "**Business**" means the business of Countryside consisting primarily of the direct and indirect ownership, management, operation, leasing and financing of assets and property in connection with energy and utility infrastructure projects and businesses, together with investments and other direct or indirect rights in Persons involved in such business and all activities ancillary or incidental to any of the foregoing;

(k) "**Business Day**" means any day, other than a Saturday, Sunday or a day on which the principal chartered banks located in the Province of Ontario or the State of New York are not open for business during normal banking hours;

(l) "**Change of Control**" means: (i) the acquisition, directly or indirectly (in one or more related transactions), by any Person or two or more Persons acting as a group, of beneficial ownership (as that term is defined in subsection 1(5) and 90(1) of the *Securities Act* (Ontario)) of more than 50% of the outstanding voting securities of the Fund, Countryside Canada or Countryside US; (ii) the amalgamation, arrangement, merger or consolidation of the Fund, Countryside Canada or Countryside US with one or more other Persons as a result of which the holders of the outstanding voting securities of the Fund, Countryside Canada or Countryside US immediately before the transaction hold less than 50% of the voting securities (or equivalent thereof) of the surviving or resulting Person; (iii) the sale to any Person of all or substantially all of the assets of the Fund, Countryside Canada or Countryside US or their respective subsidiaries taken as a whole; or (iv) the Fund, Countryside US or Countryside Canada or any of their securityholders enter into any agreement providing for any of the foregoing and the transaction contemplated thereby is ultimately consummated, provided, however, that for the purposes of this Agreement, (i) the sale of any voting securities (or equivalent thereof) of the Fund, Countryside US or Countryside Canada (or any successor Person thereto) pursuant to a public offering; (ii) the conversion of the Fund to an Income Deposit Securities structure and any transactions related thereto; or (iii) any transaction solely involving Affiliates of the Fund shall not constitute or result in a Change of Control;

(m) "**Claims**" has the meaning ascribed thereto in Section 7.01;

(n) "**Confidential Information**" has the meaning ascribed thereto in Section 5.07;

(o) "**Countryside**" has the meaning ascribed thereto in the recitals;

(p) "**Countryside Administration**" means Countryside Canada Ventures Inc., a corporation existing under the laws of the Province of Ontario and an Affiliate of Manager;

(q) "**Countryside Canada**" has the meaning ascribed thereto in the Recitals;

(r) "**Countryside Claims**" has the meaning ascribed thereto in Section 7.02;

(s) "**Countryside Event of Default**" has the meaning ascribed thereto in Section 9.01(a);

(t) "**Countryside Indemnitees**" has the meaning ascribed thereto in Section 7.02;

(u) "**Countryside US**" has the meaning ascribed thereto in the recitals;

(v) "**Current Executive Officers**" has the meaning thereto in the recitals;

(w) "**Current Management Agreement**" has the meaning thereto in the recitals;

(x) "**Current Market Price**" has the meaning ascribed thereto in Section 3.03(a);

(y) "**Development Agreement**" has the meaning thereto in the recitals;

(z) "**Development Asset**" has the meaning ascribed thereto in Section 3.02;

(aa) "**Dispute**" has the meaning ascribed thereto in Section 11.01;

(bb) "**Documents**" means, collectively, the Project Contracts, the Project Consents, all other contracts to which Countryside or its subsidiaries is or becomes a party and any other agreements, certificates or instruments delivered pursuant to such documents;

(cc) "**Effective Date**" means November 1, 2005;

(dd) "**Emergency Powers**" has the meaning ascribed thereto in Section 2.14;

(ee) "**Environmental Laws and Regulations**" means all environmental, health and safety laws, regulations, by-laws, resolutions and ordinances applicable to Countryside, Affiliates of Countryside, or any of their respective assets or properties, including without limitation (i) all laws, regulations, by-laws, resolutions, ordinances, decrees, guidelines, standards, policies and other similar documents and instruments of all Governmental Authorities, and (ii) all laws, by-laws, regulations, resolutions, ordinances, guidelines, standards, policies and decrees and other similar documents and instruments relating to natural and human environmental matters (including air, land, surface water, ground water and real and personal property), public or occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of a Hazardous Substance;

(ff) "**Exchange Options**" has the meaning ascribed thereto in Section 3.03;

(gg) "**Executives**" has the meaning ascribed thereto in Section 2.03;

(hh) "**Expenses**" has the meaning ascribed thereto in Section 3.01;

(ii) "**Experts**" has the meaning ascribed thereto in Section 5.04(b);

(jj) "**Fiscal Year**" means the initial period from the Effective Date up to and including December 31, 2005, and thereafter, means each 12-month period beginning January 1 and ending December 31 of each year (or such other 12-month period that Countryside may adopt as its fiscal year);

(kk) "**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts, the Party claiming the Force Majeure is unable to prevent its occurrence or completely mitigate its effects, and which thus causes a delay or disruption in the performance of any obligation (other than the obligation to pay monies due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, laws, rules, regulations, orders, directives, or restraints issued or imposed by any regulatory agency or Government Authority, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any regulatory agency or Governmental Authority and acts of God; provided, however, that a Party's own lack of funds or other financial problems shall not constitute "Force Majeure" in respect of such Party and, for clarity, this provision shall not relieve the Manager of the obligation, subject to the terms and conditions of this Agreement, to take commercially reasonable and practicable risk management measures, including those in relation to actions by Governmental Authorities;

(ll) "**Fund**" means Countryside Power Income Fund;

(mm) "**GAAP**" has the meaning ascribed thereto in Section 1.04;

(nn) "**Governmental Authority**" means any court or governmental department, commission, board, bureau, agency, or instrumentality of the United States or Canada, or of any state, province, territory, county, municipality, city, town or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing;

(oo) "**Hazardous Substance**" means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous good, constituent or other material which is or becomes listed, regulated, or addressed under any Environmental Laws and Regulations, including asbestos, lead, petroleum and polychlorinated biphenyls;

(pp) "**Indemnified Party**" has the meaning ascribed thereto in Section 7.03;

(qq) "**Indemnifying Party**" has the meaning ascribed thereto in Section 7.03;

(rr) "**Initial Term**" has the meaning ascribed thereto in Section 8.01;

(ss) "**LTIP Interest**" has the meaning ascribed thereto in Section 3.02(a);

(tt) "**Manager**" has the meaning ascribed thereto in the Recitals;

(uu) "**Manager Event of Default**" has the meaning ascribed thereto in Section 9.01(b);

(vv) "**Manager Indemnitees**" has the meaning ascribed thereto in Section 7.01;

(ww) "**Material Budget Deviation**" means any change in or deviation from the then current Annual Budget, where such change or deviation would cause an increase in costs and expenses of greater than 10% above the aggregated costs and expenses set forth in such Annual Budget in respect of the current Fiscal Year;

(xx) "**Material Distributable Cash Forecast Deviation**" means any change in or deviation from the then current Annual Distributable Cash Forecast, where such change or deviation would (i) cause a decrease in distributable cash of the Fund of greater than 5% from the distributable cash set forth in the Annual Distributable Cash Forecast in respect of the current Fiscal Year or (ii) likely result in the Manager recommending to the Trustees a decrease in monthly distributions per Unit;

(yy) "**Operating Objectives**" has the meaning ascribed thereto in Section 3.01(e);

(zz) "**Parties**" means the Manager, Countryside US and Countryside Canada and "**Party**" means any one of them;

(aaa) "**Person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

(bbb) "**Projects**" means the energy and utility infrastructure projects and businesses in which Countryside has a direct or indirect interest and any future energy and utility infrastructure projects and businesses in which Countryside or their Affiliates acquires a direct or indirect interest;

(ccc) "**Project Consents**" means all permits, by-laws, licences, waivers, exemptions, consents, certificates, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any Governmental Authority or any other Person (including under all applicable Environmental Laws and Regulations) in respect of, or which are in any way material to, the ownership, development, construction, maintenance, operation, use or enjoyment of all or any part of the Projects;

(ddd) "**Project Contracts**" means all agreements relating to the Projects to which Countryside or an Affiliate of Countryside is a party;

(eee) "**Quarterly Operating Report**" has the meaning ascribed thereto in Section 2.11;

(fff) "**Qualifying Authorities**" means the securities commission or similar regulatory authority in each of the provinces and territories of Canada;

(ggg) "**Renewal Term**" has the meaning ascribed thereto in Section 8.02;

(hhh) "**Securities Laws**" means, collectively, all applicable securities laws of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published policy statements, notices and orders of the Qualifying Authorities;

(iii) "**Service Providers**" has the meaning ascribed thereto in Section 5.05;

(jjj) "**STIP**" has the meaning ascribed thereto in Section 3.01(e);

(kkk) "**STIP Pool**" has the meaning ascribed thereto in Section 3.01(e);

(lll) "**Term**" means the Initial Term as extended by any Renewal Terms;

(mmm) "**third party**" means a Person who is not Affiliated with Countryside Canada or the Manager, as the context requires; and

(nnn) "**Unit**" means a unit of the Fund as such trust units are constituted on the date of this Agreement; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, conversion, exchange, sale or conveyance or liquidation, dissolution or winding-up, shall mean the units or other securities or property resulting from such change.

1.02 Headings

The division of this Agreement into articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder", "herein" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to articles and sections of this Agreement.

1.03 Interpretation

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any Document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under the Documents.

1.04 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles ("**GAAP**"), such reference shall be deemed to be to U.S. or Canadian GAAP (depending on the jurisdiction of residence of the entity for which the accounting calculations are being made) as at the date on which such calculation is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with GAAP applied on a consistent basis.

ARTICLE 2– THE MANAGER'S SERVICES AND POWERS

2.01 Appointment as Manager

Countryside US and Countryside Canada hereby appoint the Manager and the Manager hereby assumes the obligations hereunder and accepts the appointment to provide management and administrative services to Countryside US and its direct and indirect subsidiaries, and to the extent such services are requested and not provided by Countryside Administration under the Administration Agreement, Countryside Canada, subject to the terms, conditions and limitations of this Agreement.

2.02 Management Services Provided to Countryside US and its Direct and Indirect Subsidiaries and Countryside Canada

Countryside hereby delegates to and the Manager assumes, subject to the provisions of this Agreement and to the overriding supervision and control of the applicable board of directors of Countryside, the responsibility for the management and administration of Countryside US and its direct and indirect subsidiaries and, to the extent such services are requested and are not provided by Countryside Administration under the Administration Agreement, Countryside Canada. In addition to the specific duties below, subject to the provisions of this Agreement and to the overriding supervision and control of the applicable board of directors of Countryside, the Manager will be responsible for strategic development and risk management of Countryside and will be responsible for shareholder relations of Countryside and its Affiliates. In accordance with and subject to the terms, conditions and limitations of this Agreement (including the preceding sentence and Sections 3.01 and 4.03), the Manager covenants and agrees during the Term, to perform the following services in the same manner and to the same standards as a prudent manager performing such services would perform on managing the assets for its own account and to adhere to good corporate governance practices at all times. The Manager shall:

(a) monitor and manage the investments of Countryside US and, if requested, Countryside Canada and report to the directors of Countryside US or Countryside Canada (as applicable) with respect thereto;

(b) oversee the operations management of the Projects operated and maintained by Countryside US and, if requested, Countryside Canada;

(c) develop, implement and monitor strategic plans with a view to maintaining and increasing distributions of the Fund over time;

(d) develop the Annual Budget and the Annual Distributable Cash Forecast;

(e) undertake or supervise the undertaking of treasury, legal and compliance, financing, risk assessment and human resource activities;

(f) prepare management reports, including financial reports, consistent with past practices, in respect of the assets owned by Countryside US and, if requested, Countryside Canada, and any future Projects;

(g) negotiate or oversee the negotiation of material agreements subject to the approval of the governing body(ies) of the applicable Countryside entity(ies) party(ies) to such material agreement;

(h) monitor compliance with the Annual Budget and Annual Distributable Cash Forecast and report to the directors of Countryside US and, if requested, Countryside Canada with respect thereto;

(i) undertake or supervise the undertaking of the analysis of potential acquisitions, investments and dispositions and report to the directors of Countryside US and, if requested, Countryside Canada with respect thereto;

(j) carry out or supervise the making of acquisitions, investments and dispositions subject to the approval of the governing body(ies) of the applicable Countryside entity(ies) party(ies) to such acquisitions, investments and dispositions;

(k) retain accountants, lawyers, consultants, investment bankers and other professional advisers on behalf of Countryside or the applicable subsidiary of Countryside US and, if requested, Countryside Canada;

(l) advise on and negotiate any financings by Countryside US and, if requested, Countryside Canada or its applicable subsidiary subject to the approval of the directors of the applicable governing body(ies) of the applicable Countryside entity(ies) party(ies) to such financing;

(m) plan and coordinate meetings of the board of directors of Countryside US and, if requested, Countryside Canada and their respective subsidiaries, if necessary; and

(n) providing such other management and administrative services as Countryside US, its subsidiaries and, if requested, Countryside Canada and its subsidiaries may reasonably request in the conduct of the Business and as may be reasonably agreed to from time to time between the Parties.

In order to effectuate the intent of this Agreement, the Manager and the Joint Compensation and Corporate Governance Committee of the Fund and Countryside Canada will within a reasonable time after the execution of this Agreement work to prepare a non-binding protocol (including a delegation of authority respecting commitments) relating to the services to be provided by the Manager hereunder and the interaction between the Manager and board of directors of Countryside.

2.03 Executive Management

The Manager will be required to provide the services of three qualified individuals with significant experience in the energy and utility infrastructure industry who, in their capacity as officers of the Manager, will provide services that would customarily be provided by senior officers of Countryside and its Affiliates (together, the "**Executives**"). Appointments by the Manager to provide such services will be subject to the approval of the directors of Countryside US and Countryside Canada, such approval not to be unreasonably withheld. By its execution of this Agreement, Countryside confirms its approval of the Current Executive Officers as Executives. In the event that any Executive ceases to be an Executive, the directors of Countryside will be provided with prompt notice of such change and will be permitted to participate in the recruitment and identification of a replacement individual (although the Manager shall have responsibility for undertaking such process and the authority to hire such replacement subject to Countryside's approval right set forth in this Section). Any individuals performing services under this Agreement will have no signing authority on behalf of the Fund, Countryside US, Countryside Canada or their subsidiaries or otherwise bind the Fund, Countryside US, Countryside Canada or their subsidiaries except as contemplated under Section 2.07 of this Agreement or as otherwise authorized by the governing body of the applicable entity. The Executives shall include individuals that perform similar functions to a chief executive officer and chief financial officer of a publicly traded issuer and who will be responsible for signing the certificates contemplated by Section 2.01 of Multilateral Instrument 52-109 – *Certification of Disclosure in Issuer's Annual and Interim Filings* or any other certificates required under applicable securities laws. Such individuals will be based in the United States and will render any services contemplated under this Agreement in the United States, to the extent possible. If it is necessary for such individuals to render services in Canada, the Manager shall not maintain space at any premises (including those of Countryside Canada or Countryside Administration) located in Canada that is dedicated for the use of its employees or representatives or that is generally available to it and at its disposal.

2.04 Standard of Care of Executives

In carrying out their duties on behalf of the Manager under this Agreement, the Executives will act honestly and in good faith with a view to the best interests of Countryside and will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

2.05 Parties' Acknowledgement Regarding Management Services

Where the Business of Countryside consists of an ownership interest (whether direct or indirect) in a Project or other asset, the Parties acknowledge that nothing in this Agreement will obligate the Manager to provide, or create an expectation that the Manager will provide, operational services or operations management services, directly to or on behalf of a Project or asset, except as may be necessary in order to properly manage the Business as provided for hereunder and as is otherwise permitted pursuant to contractual or other rights granted in favour of Countryside or its Affiliates which are attributable to or associated with Countryside's ownership interest in such Project or asset.

2.06 Covenants of Manager

The Manager covenants and agrees that in the performance of its services and obligations under this Agreement it shall:

(a) comply with Applicable Laws and act in an ethical fashion, following good corporate governance practices and the reasonable policies and procedures established by the directors of Countryside from time to time, which are consistent with this Agreement and which are disclosed in writing to the Manager, and in a manner consistent with the obligations of Countryside under the Documents;

(b) upon gaining knowledge thereof, promptly notify the board of directors of Countryside US and Countryside Canada of any event, effect or development (actual or threatened) that is reasonably likely to result in a Material Distributable Cash Forecast Deviation and assist Countryside US and, if requested, Countryside Canada in taking any commercially reasonable steps (to the extent Countryside US or Countryside Canada directly or through its Affiliates has the right to take such steps) to prevent such event or development if it has not yet occurred or to mitigate the related Material Distributable Cash Forecast Deviation;

(c) upon receiving notice of a material infraction or threat of a material infraction of Applicable Laws or of any material third party claim relating to the Projects, the Manager or Countryside that is not otherwise known to the board of directors of Countryside US and Countryside Canada, promptly advise the boards of such infraction or threat of infraction and assist Countryside US and, if requested, Countryside Canada, in taking all necessary and commercially reasonable steps to remedy or prevent such infraction (to the extent Countryside US or Countryside Canada directly or through its Affiliates has the right to take any such remedial action) and to respond to any Governmental Authority or third party claimant, as and if requested; and

(d) not commingle its own funds with any funds held by it on behalf of Countryside.

2.07 Power and Authority of Manager

Subject to and in accordance with the terms, conditions and limitations of this Agreement (including Section 2.04 and 2.08) Countryside grants the Manager full and absolute right, power and authority, during the Term, for and on behalf of Countryside and its direct and indirect subsidiaries, in connection with the management and administration of Countryside and its direct and indirect subsidiaries, including the provision of all management and administrative services under this Agreement, subject to the overall direction and, where provided herein, approval of the directors of Countryside, to take and do all such actions and all such things that the Manager deems appropriate, in its sole discretion, in connection with such grants, including the right, power and authority to execute and deliver all contracts, leases, licenses, and other documents, instruments and agreements, to open bank accounts, pay bills and expenses, to make all applications and filings with Governmental Authorities, and to take such other actions as the Manager considers appropriate in connection with Countryside and its subsidiaries, the Projects or the Business, in the name of and on behalf of Countryside and its subsidiaries, as the case may be. Notwithstanding the above, the Manager will not have any authority to enter into any

agreements or otherwise bind Countryside Canada (or the Fund) except as expressly authorized by the directors of Countryside Canada (or the Trustees of the Fund). No Person shall be required to determine the authority of the Manager to give any undertaking or enter into any commitment on behalf of Countryside and its direct or indirect subsidiaries.

2.08 Restrictions on Manager's Powers and Authorities

Subject to Section 2.14:

(a) the Manager shall not, without first obtaining the approval of a majority of the directors of Countryside US and, if services are being provided to Countryside Canada at the request of Countryside Canada, without first obtaining the approval of a majority of the directors of Countryside Canada, undertake any of the following actions:

(i) adopt or amend the Annual Budget or take any action that would be reasonably likely to cause a Material Budget Deviation;

(ii) take, initiate or consent to any action that would reasonably likely to result in a Material Distributable Cash Forecast Deviation;

(iii) in one or in a series of related transactions, dispose of or consent to the disposition of any of Countryside's assets with a value in excess of 1% of the gross assets of Countryside and its subsidiaries at the time of such disposition;

(iv) raise capital or debt by way of an issuance of securities of Countryside;

(v) in one or in a series of related transactions, acquire any material assets or make any material investments by or on behalf of Countryside in each case, with a value in excess of 1% of the gross assets of Countryside and its subsidiaries at the time of such acquisition or investment; and

(b) the Manager shall not, without first obtaining the approval of a majority of the directors of Countryside US and, if services are being provided to Countryside Canada at its request, without first obtaining the approval of a majority of the directors of Countryside Canada, who are independent of the Manager and its Affiliates undertake any of the following actions:

(i) enter into any material transaction with the Manager or Affiliate of the Manager; or

(ii) amend any terms of this Agreement.

2.09 Annual Budget

The Manager shall develop the Annual Budget for each Fiscal Year beginning January 1, 2006. Such Annual Budget shall be prepared in accordance with the strategic plan approved by the directors of Countryside and will be submitted to the directors of Countryside US and, if services are being provided to Countryside Canada, to the directors of Countryside Canada, for approval not less than 45 days prior to the first day of such Fiscal Year. Countryside

US's and, if applicable, Countryside Canada's, board of directors shall notify the Manager not less than 30 days prior to the first day of the Fiscal Year of Countryside Canada and, if applicable, Countryside US, to which the Annual Budget relates, whether or not it has approved the Annual Budget for such Fiscal Year and such approval may be evidenced by an entry into the minutes of the meeting at which the Annual Budget is approved or otherwise in writing. In the event that the applicable directors shall fail or refuse to approve an Annual Budget as submitted, the Parties agree to negotiate in good faith, acting reasonably, to resolve any disagreement concerning the Annual Budget; provided that (i) until such disagreement is resolved, the Manager shall, to the extent practicable in the circumstances, continue to follow the Annual Budget for the immediately preceding Fiscal Year subject to reasonable adjustments for any material developments affecting Countryside US, Countryside Canada and/or their Affiliates (to the extent applicable) occurring since the preparation of the Annual Budget for the preceding Fiscal Year including asset acquisitions or dispositions and changes in capital structure, and (ii) notwithstanding any dispute over approval of an Annual Budget, the Manager at all times shall continue to be entitled to all remuneration and reimbursement of Expenses as provided for in this Agreement, including without limitation, reimbursement for Base Compensation.

2.10 Annual Distributable Cash Forecast

The Manager shall develop the Annual Distributable Cash Forecast for each Fiscal Year beginning January 1, 2006. Such forecast shall be provided to the directors of Countryside US and, if services are being provided to Countryside Canada, the directors of Countryside Canada, not less than 45 days prior to the first day of such Fiscal Year.

2.11 Quarterly Reporting

On or before the earlier of (a) the 45th calendar day or (b) the occurrence of the quarterly meeting of the Board of Directors of Countryside Canada following the end of each calendar quarter in each Fiscal Year, the Manager will provide to the directors of Countryside, a quarterly operating report (the "**Quarterly Operating Report**"). The Quarterly Operating Report shall include a summary report comparing actual expenses incurred by the Manager to the Annual Budget, an update regarding the Manager's expectations regarding the Fund's ability to meet the Annual Distributable Cash Forecast and unaudited quarterly financial statements for the Fund and each Project that prepares such financial statements in respect of the most recently completed quarter (each such financial statement shall include, to the extent prepared for such entity or Project, at a minimum, a statement of profit and loss and surplus, a statement of changes in financial position and a statement of cash flows), together with draft management's discussion and analysis of financial condition and results of operations for such quarter prepared in accordance with the requirements of Securities Laws. If requested, the Manager will also provide the directors of Countryside with less detailed monthly operating reports, which will be in a form to be mutually agreed upon by the parties at the time that such reports are requested.

2.12 Notification to Third Parties

Countryside and its direct and indirect subsidiaries shall, as required, notify other parties to the Documents and all customers and suppliers of the appointment of the Manager as the provider of the services under this Agreement and shall execute all directions and other instruments as may be reasonably necessary to document the Manager's authority under this Agreement.

2.13 Execution of Documents

In carrying out the services to be provided by the Manager hereunder or in the exercise of the authority delegated to the Manager in this Agreement, the Manager may execute, for and on behalf of Countryside and its subsidiaries any instrument or document which the Manager considers appropriate, in its sole discretion, in any manner consistent with the terms of this Agreement and Applicable Laws, including as follows:

COUNTRYSIDE US HOLDING CORP.
By its manager, COUNTRYSIDE VENTURES, LLC

Per: ____________________________
Authorized Signatory

COUNTRYSIDE CANADA POWER INC.
By its manager, COUNTRYSIDE VENTURES, LLC

Per: ____________________________
Authorized Signatory

2.14 Emergency Powers of Manager

Notwithstanding any limitation herein, in addition to the enumerated powers herein, the Manager shall have, the authority and, subject to Countryside Canada's and Countryside US's compliance with its obligations hereunder including Sections 3.01 and 4.03, obligation during the Term to exercise emergency management powers in respect of any aspect of its services, including the management, maintenance, operation and capital projects of the Projects (the "**Emergency Powers**") in order to take such immediate action the Manager in good faith believes is necessary and advisable to safeguard life or property, or to preserve Countryside US's (and Countryside Canada's if applicable) rights under insurance, as applicable, provided that (i) the Manager is unable, either due to events beyond its reasonable control or due to the circumstances in which the emergency has arisen, to obtain prior written approval from the directors of Countryside US (and Countryside Canada if applicable) to the exercise of such Emergency Powers, and (ii) upon the exercise of the Emergency Powers, the Manager shall, as soon as possible, notify the directors of Countryside US (and Countryside Canada if applicable) of the nature of the Emergency Powers exercised by it, the reasons for exercising the Emergency Powers and the costs incurred or to be incurred by it in the exercise of the Emergency Powers and to, as soon as possible, provide written confirmation of such notification.

ARTICLE 3 – FEES AND PAYMENT OF EXPENSES

3.01 Expense Reimbursement

(a) The Manager shall be entitled to reimbursement from Countryside US and, to the extent Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably related to the Business incurred by the Manager and its Affiliates in carrying out the services described hereunder so long as such costs and expenses are incurred in accordance with the Annual Budget or as long as such reimbursements are permitted or required under Section 3.01(b) (such costs and expenses collectively termed the "**Expenses**").

Such Expenses will be allocated to Countryside US and Countryside Canada on a reasonable basis based on the relative benefits of the services provided by the Manager to each Party and will be reimbursed by such Party on a cost recovery basis such that the Manager and its Affiliates do not receive financial gain nor suffer financial loss for providing such services. Charges for services of Affiliates of the Manager, or personnel of such Persons, are subject to approval by the directors of Countryside US and, if applicable, Countryside Canada, that are independent of the Manager and its Affiliates either by Annual Budget approval, by specific authorization or as provided herein. For greater certainty, the Manager shall not be reimbursed under this Agreement for the costs and expenses incurred in connection with the origination, structuring or development of energy and utility infrastructure projects except as expressly set out in paragraph (f) below.

(b) The payments will be made by Countryside US and, if applicable, Countryside Canada, monthly in advance based on the Annual Budget. Within 30 days after the completion of any month, the actual costs incurred by the Manager in such month (and allocations thereof) will be determined and the advanced payment will be adjusted to reimburse the actual costs incurred. In the event of a Material Budget Deviation, the reimbursement of such amount shall be subject to the approval of the directors of Countryside US and, if applicable, the directors of Countryside Canada, in accordance with the provisions of Section 2.08(a)(i) such approval not to be unreasonably withheld or delayed. The Manager, at its option, will be relieved of the specific activity for which the associated costs are not approved and reimbursed by Countryside and shall be deemed not to be in breach of any obligation or responsibility under this Agreement for not undertaking such activities.

(c) Notwithstanding anything to the contrary herein, and subject to the Parties mutually agreeing otherwise, the aggregate reimbursement of expenses incurred by the Manager shall include, at a minimum, US$775,000 of annual base wage compensation of the Executives (the "**Base Salary**") and all associated costs, including wage burden (employer's portion of payroll related taxes) and the costs of providing benefits to the Executives of the type and level currently provided to the Current Executive Officers of Countryside (the "**Base Compensation**"). Upon the full execution and delivery of this Agreement, Countryside US shall make an initial reimbursement payment to Manager equal to (i) the amount Countryside US would have been obligated to reimburse Manager, in accordance with the prior sentence, for annual base wage compensation and all associated costs, including wage burden, if this Agreement had been effective for the period July 1, 2005 to the Effective Date less (ii) the amount of payments actually made and to be made by Countryside US Power, Inc. for salaries and all associated costs, including wage burden, for the Current Executive Officers for such period (the "***Initial Base Compensation Reimbursement***"). The Base Salary will be subject to annual review and periodic adjustment as negotiated and agreed to in good faith by the directors of Countryside US, Countryside Canada and the Manager from time to time to account for changes in the cost of living and the growth of the Fund based on recommendations of a qualified, independent compensation expert, such expert to be approved by the Parties such approval not be unreasonably withheld or delayed.

(d) The Manager is not obligated to utilize its own funds to pay any Expenses, but to the extent that it chooses to do so, subject to Section 3.01(b), it shall be reimbursed on an immediate as incurred basis.

(e) Subject to the Parties mutually agreeing otherwise in respect of any aspect of this Section 3.01(e), in addition to reimbursing the Base Compensation, Countryside US and, if applicable, Countryside Canada, will also reimburse the Manager for payments made by the Manager to the Executives under a short-term incentive plan ("**STIP**") to be adopted by the Manager which is consistent with the terms and conditions of this Agreement including this Section 3.01(e) and which shall include Operating Objectives approved by the directors of Countryside in their discretion as provided below. Countryside US, and if applicable, Countryside Canada will reimburse Manager an amount in respect of the STIP equal to 50% of the Base Salary plus the wage burden associated therewith ("**STIP Pool**"), provided that payments will be made based on: (i) meeting certain objectives relating to managing Countryside that are recommended annually by the Manager and subject to the approval of the directors of Countryside US and, if applicable, the compensation committee of Countryside Canada in their discretion (the "**Operating Objectives**"); and (ii) successfully sourcing and consummating an acquisition or investment on behalf of Countryside (the "**Acquisition Objective**"). In each year, 25% of the STIP Pool will be available to reimburse the Manager for payments made for achieving the Operating Objectives and 75% of the STIP Pool will be available to reimburse the Manager for payments made for meeting the Acquisition Objective; provided that, the payment to reimburse the Manager for meeting the Acquisition Objective shall not be less than US$291,000 plus the wage burden associated therewith. The directors of Countryside US or, if applicable, the compensation committee of Countryside Canada, will determine annually whether or not the Operating Objective for any year has been achieved by the Manager. The Acquisition Objective in any year will be achieved upon the actual financial closing of the first direct or indirect acquisition or investment by Countryside US or Countryside Canada or an Affiliate of Countryside US or Countryside Canada in such Fiscal Year that is originated, structured or developed by the Manager or an Affiliate of the Manager and reimbursement in full of the STIP Pool amount allocated to achieving the Acquisition Objective will occur on closing of the first acquisition or investment in each Fiscal Year. The acquisition of Ripon Power LLC on June 29, 2005 will satisfy the Acquisition Objective for the 2005 Fiscal Year provided that, notwithstanding anything to the contrary herein (including Section 1.01(cc)), the STIP Pool payment in respect of such acquisition shall be made on the date of the consummation of a refinancing transaction with respect to such transaction. In the event that, in any year, the directors of Countryside US and, if applicable, Countryside Canada, fail to determine the amount of the STIP Pool or the Operating Objectives, the STIP Pool and Operating Objectives from the preceding Fiscal Year shall continue to apply for such Fiscal Year. The STIP Pool is non-cumulative from year to year. Sixty percent of the amount reimbursed to the Manager for meeting the Operating Objectives will be paid by Countryside US and/or Countryside Canada (as allocated in accordance with Section 3.01(a) hereof) in the form of freely tradable treasury Units until an aggregate of CDN$500,000 of reimbursement amounts have been paid in Units (valued based

on the Current Market Price of the Units on the date of payment of the reimbursement) and 40% will be paid in cash to provide for associated cash taxes payable, which for greater certainty and notwithstanding anything to the contrary herein, shall be the responsibility of the Manager. All other amounts reimbursed to the Manager for payments made by the Manager under the STIP will be paid in cash. STIP reimbursements arising from satisfying the Acquisition Objective will be made by Countryside US. The Executives will be required to hold Units received under the STIP until the earlier of the termination of this Agreement or the termination of their involvement in Manager.

(f) For investment opportunities in which Countryside or its Affiliates commit to invest in accordance Section 5.03 hereof that are originated, structured or developed by the Manager or an Affiliate of the Manager (including the acquisition of Ripon Power LLC), the Manager or its applicable Affiliate, will, to the extent not reimbursed through other means, be entitled to reimbursement of expenses incurred in good faith in the origination, development and structuring of such Development Asset (on a cost recovery basis), including employee compensation (excluding compensation paid to the Executives) and other internal and external costs. At the time a Development Asset is presented to Countryside under Section 5.03 hereof, Manager will provide a non-binding budget setting forth an estimate of the anticipated expenses relating to the origination, development and structuring of such Development Asset it being understood that such expenses are dependent on many factors both within and without the control of Manager and therefore cannot be estimated with certainty. Reimbursements relating to Development Assets located in the United States will be made by Countryside US and reimbursements relating to Development Assets located in Canada will be made by Countryside Canada. Reimbursement for the time of the Executives spent on any transaction will not be reimbursed by Countryside but the Manager or an Affiliate will be entitled to be reimbursed an amount equal to the STIP Pool Allocation for the applicable Fiscal Year for meeting the Acquisition Objective. The Manager will not be reimbursed for costs and expenses incurred in connection with the origination, structuring and development of assets or projects that Countryside does not commit to invest in or acquire under Section 5.03 hereof. Notwithstanding the foregoing, if Countryside does commit to invest in or acquire an asset or project and, for whatever reason, such investment or acquisition is not completed, the Manager and Countryside shall share equally in the expenses incurred until the date of commitment.

3.02 Long Term Incentive Plan

(a) The Manager or its designated Affiliate will be entitled to a long term incentive plan payment (the "**LTIP Interest**") in the form of a subordinated interest in each new asset, company or investment, including Ripon Power LLC and any acquisition of equity of U.S. Energy Biogas Corporation, acquired or made, directly or indirectly, by Countryside or its Affiliates and originated, structured or developed through the efforts of the Manager or an Affiliate of the Manager (a "**Development Asset**").

(b) At the time of approval of any acquisition of, or investment in, a Development Asset by the directors of Countryside US (for US Development Assets) and

Countryside Canada (for Canadian Development Assets), the Manager will submit to the directors of Countryside US or Countryside Canada (as applicable) a calculation of the base level distribution (the "**Base Level Distribution**") that is required to be paid to Countryside US or Countryside Canada (as applicable) by the Development Asset to reflect the cost of interest payments on debt incurred, and unitholder distributions on equity raised, to fund the purchase of the Development Asset. The directors of Countryside US or Countryside Canada (as applicable) will approve the Base Level Distribution at the time of the approval of the acquisition of a Development Asset or the associated financing, subject to adjustment based on the actual pricing achieved at closing of the acquisition of the Development Asset or the associated financing transaction.

(c) The Manager or its applicable Affiliate will be entitled to a distribution from the Development Asset of operating cash flow equal to 25% of the cash distributions made by the Development Asset in excess of the Base Level Distribution. Payments to the Manager will be made at the same time as the distribution is made to Countryside US or Countryside Canada or their Affiliate (as applicable). In the event that a Development Asset owned by Countryside US, Countryside Canada or their Affiliate (as applicable) makes a distribution of proceeds from capital transactions such as asset sales or recapitalizations, the Manager will be entitled to a 25% share of the capital distribution in excess of an amount required to be paid to Countryside US or Countryside Canada or their subsidiary to repay its equity and debt investment in the Development Asset.

3.03 Exchange Options

(a) Countryside US (for US Development Assets) or Countryside Canada (for Canadian Development Assets) will have an option ("**Exchange Option**") to acquire all or part of the Manager's LTIP Interest in any Development Asset by paying to the Manager unrestricted and freely tradable Units at any time after 24 months of the date of closing of the acquisition of the Development Asset, at a price equal to the average annualized annual distributions (including distributed cash and undistributed cash held in the entity owning the Development Asset) which the Manager is entitled to receive under the applicable project agreements described in Section 3.05 hereof from the associated LTIP Interest divided by the yield on Units on the date of exercise of the Exchange Option (calculated based on the volume-weighted average trading price of the Units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days prior to the applicable date (the "**Current Market Price**")).

(b) The Manager will have an Exchange Option to convert all or part of an LTIP Interest in any Development Asset on the basis set out in paragraph (a) above unless there is a Change of Control in which case the Manager may exercise the Exchange Option at the Current Market Price within 12 months of such Change of Control.

(c) In the event that Countryside decides to engage in a transaction respecting any Development Asset that would constitute a Change of Control as to such Development Asset or the entity owning such Development Asset and in which the Manager retains an LTIP Interest, Countryside US (for Development Assets

located in the United States) or Countryside Canada (for Development Assets located in Canada) will have the option of acquiring such interest in accordance with the provisions of Section 3.03(a) (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset) and the Manager will have the option of exchanging such interest in accordance with the provisions of Section 3.03(b) (notwithstanding that such sale may occur within the first two years of the date of acquisition of the Development Asset).

3.04 LTIP Interest Reduction

In the event that, at any time, the Fund reduces its monthly distribution on Units due to a shortfall in distributable cash to an amount of less than CDN$0.0854 per unit, up to 25% of the distributions under the aggregate LTIP Interest to be paid during any month in which a shortfall exists shall be subject to reduction to fund the shortfall. For any month that distributions to unitholders of the Fund are equal to or in excess of CDN$0.0854 per unit, no reductions of the LTIP Interest shall be made.

3.05 Project Company Agreements

The parties will negotiate in good faith appropriate project company level documentation (e.g., operating, shareholder and/or partnership agreements) to govern the relationship between the Manager and Countryside US, Countryside Canada or their Affiliates with respect to their respective interests in the project level company of each Development Asset and provide for the rights and obligations described in Sections 3.02, 3.03 and 3.04 and containing customary terms and conditions for such agreements.

3.06 Effectiveness

Notwithstanding Section 1.01(cc), Sections 3.01(f), 3.02, 3.03, 3.04 and 3.05 shall be deemed effective commencing immediately upon the closing of Countryside US acquisition of Ripon Power LLC on June 29, 2005.

ARTICLE 4– RECORDS

4.01 Books and Records

The Manager will maintain proper books, records and documents in which complete, true and correct entries, in conformity in all material respects with applicable GAAP and all requirements of Applicable Laws, will be made in respect of all dealings and transactions in relation to the Business as it relates to Countryside US and Countryside Canada and the performance of the services under this Agreement.

4.02 Examination of Records by Countryside Canada

The Manager shall make available to Countryside US and Countryside Canada, as applicable, and their authorized representatives, for examination, audit, inspection and transcription at all reasonable times upon reasonable notice (not to exceed two Business Days), all books, records and documents required to be maintained by it under Section 4.01. In addition, the Manager shall make available to Countryside US and, if services are being provided to Countryside Canada at the request of Countryside Canada, Countryside Canada, and their authorized representatives, such financial and operating data in respect of all dealings and

transactions in relation to the Business and the performance of the management services under this Agreement as may be in existence and as Countryside US and Countryside Canada or their authorized representatives shall from time to time reasonably request, including for the purposes of conducting any audit in respect of expenses of Countryside US and Countryside Canada or other matters necessary or advisable to be audited relating to Countryside US and Countryside Canada. Any examination of records shall be conducted in a manner that will not unduly interfere with the conduct of the Business or of the Manager's business in the ordinary course.

4.03 Access to Information and Cooperation with Manager

The Manager shall have full access to all documentation and information and access to and cooperation from the directors, employees, agents and representatives of Countryside US and Countryside Canada, if applicable, and their direct and indirect subsidiaries necessary in order for the Manager to perform its obligations, covenants and responsibilities pursuant to the terms hereof, including (a) access to all of the books, records and documents, financial and operating data of Countryside US and Countryside Canada, if applicable, the Projects and the Business; and (b) timely funding of all required expenditures by Countryside US and Countryside Canada, if applicable and their direct and indirect subsidiaries; and (c) timely delivery of information respecting material developments and events of the Projects.

4.04 Compliance

The Manager shall deliver to the directors of Countryside US or Countryside Canada, as applicable, within 90 days after the end of each Fiscal Year, a certificate signed on behalf of the Manager by the Executives stating that a review of the activities of the Manager during the preceding Fiscal Year has been made under the supervision of the Executives and that, based on such review and to the best of their knowledge, the Manager has fulfilled its obligations under and complied with all of the terms of this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such Fiscal Year.

ARTICLE 5 – ACTIVITIES OF THE MANAGER

5.01 No Additional Duty

The Manager shall only have the duties and obligations expressly provided for in this Agreement and no other obligation or duty shall be implied. No standard of care, other than as set forth in Section 2.04 above, shall apply or be implied in relation to the performance, by the Manager, of services or the other duties and obligations to be provided hereunder, including the origination, structuring and development of new investment opportunities and acquisitions.

5.02 Other Activities

The Parties acknowledge and agree that:

(a) personnel (including the Executives) may be employed or contracted directly by the Manager or may be seconded from one or more of the Manager's Affiliates on a full-time or part-time basis. Such personnel shall not be required to devote their time exclusively to or for the benefit of Countryside US or Countryside Canada, as applicable, the Business or the Projects; however, the Executives shall be

required to devote a significant majority of their time to such matters and the originating, structuring and developing energy and utility infrastructure projects that are reasonably expected to be within the acquisition criteria of Countryside;

(b) the Manager may not at any time during the currency of this Agreement, except in connection with the origination, structuring, development and ownership of energy and utility infrastructure projects utilizing its own (or third party) capital and resources (provided Manager has complied with its obligations under Sections 5.02(a) and 5.03 hereof) either individually or in partnership, jointly or in conjunction with any person, firm, corporation, or any other entity whether as principal, agent, employee or shareholder or in any other manner whatsoever, provide management services to or carry on or be engaged in or be concerned with or interested in or permit its name or any part thereof to be used or employed by any person, firm or corporation or other entity engaged in or concerned with any business which is the same as or similar to the Business, except as a shareholder holding less than 2% of the outstanding shares of a corporation offering its shares to the public;

(c) the Manager may not at any time during the currency of this Agreement engage in any business that is unrelated to the energy or utility sectors; and

(d) in the event that the interests of the Manager come into conflict with those of Countryside US, Countryside Canada or their Affiliates, the Manager is obliged to make decisions acting in good faith. In the event of any such conflict of interest, the Manager shall give written notice to Countryside US and Countryside Canada prior to taking any action in respect of such matter, and such notice shall set forth the reasons for such conflict. Thereafter, the directors of Countryside US or Countryside Canada, if applicable, independent of the Manager, on behalf of Countryside US and/or Countryside Canada, shall approve the taking of all such actions or making of all such decisions relating to the matters giving rise to the conflict of interest.

5.03 Right of First Opportunity

The Manager and its Affiliates will provide Countryside US (for opportunities located in the United States) and Countryside Canada (for opportunities located in Canada) with the first opportunity to purchase any asset, entity or investment that would meet the investment criteria for Countryside and the Fund (an "**Acquisition Opportunity**") that it: (i) develops (whether on behalf of Countryside or not); or (ii) owns or controls, provided that no right of first opportunity will be required to be provided for an Acquisition Opportunity if the terms of any agreement governing the Acquisition Opportunity prevent the Manager or its Affiliate from providing such right. Countryside will have a period of 30 calendar days, from and including the date it receives notice of the Acquisition Opportunity, to advise the Manager or its Affiliate that it wishes to pursue the Acquisition Opportunity. If Countryside US or Countryside Canada, as applicable, does not provide notice of its intention to pursue the Acquisition Opportunity within 30 calendar days of the date of notice by the Manager, the Manager will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account. If Countryside US or Countryside Canada, as applicable, provides notice of its intention to pursue the Acquisition Opportunity within 30 calendar days of the date of notice by the Manager, Countryside US or Countryside Canada, as applicable, will be deemed to have committed respecting such Acquisition

Opportunity for purposes of Section 3.01(f) hereof. Countryside US or Countryside Canada, as applicable, has a period of 60 days of such notice to enter into a binding agreement to purchase or invest in the Acquisition Opportunity provided that Countryside US or Countryside Canada will notify Manager promptly if it decides to cease pursuit of the opportunity prior to the expiration of such 60 day period. If Countryside has not entered into a binding agreement to purchase or invest in the Acquisition Opportunity during such period or provides notice that it no longer wishes to pursue the opportunity, the Manager or its Affiliate will be free to offer the Acquisition Opportunity to third parties or pursue it for its own account provided that Countryside US and Countryside Canada's reimbursement obligations under Section 3.01(f) hereof shall remain in effect, but such reimbursement obligation shall not apply in respect of costs and expenses incurred before the date of the commitment if any of the Manager, its Affiliate or a third party to which the Manager has offered the Acquisition Opportunity complete the transaction. If the Manager or its Affiliate has provided Countryside US or Countryside Canada with an opportunity to purchase an Acquisition Opportunity and Countryside US or Countryside Canada, as applicable, decided to not to invest in such opportunity or did not enter into a binding agreement of purchase and sale within the prescribed time, the Manager shall not be obligated to provide Countryside US or Countryside Canada with a further right of first opportunity to invest in such Acquisition Opportunity in the event that the Manager invested in, or otherwise acquired an interest in or proceeded to develop, such Acquisition Opportunity. The Manager is required to keep the directors of Countryside informed of all potential Acquisition Opportunities it is pursuing and is required to provide quarterly updates to the directors of Countryside on such activities.

5.04 Reliance

In carrying out its duties hereunder, the Manager and its delegates shall be entitled to rely on:

(a) statements of fact of other Persons (any of which may be Persons with whom the Manager is Affiliated or associated) who are considered by the Manager, acting reasonably and in accordance with Section 2.04, to be knowledgeable of such facts; and

(b) statements from, the opinion or advice of, or information from any solicitor, auditor, valuator, consultant, engineer, surveyor, appraiser or other expert selected by the Manager (herein "**Experts**"), provided the Manager exercised reasonable care and diligence consistent with that required under Section 2.04 in selecting such Expert to provide such statements, opinion, advice or information.

Subject to Section 3.01(a), the Manager may, from time to time, employ or engage Experts as may be necessary for the proper discharge of its services and other duties to be provided hereunder.

The Manager may rely, and shall be protected in acting, upon any instrument or other document reasonably believed by it to be genuine and in force.

5.05 Liability of Manager

Notwithstanding anything contained herein the Manager, its members, Affiliates, associates and any Person who is serving or shall have served as a director, manager, officer,

employee secondee or agent of the Manager (collectively, the "**Service Providers**"), shall not, either directly or indirectly, be liable, answerable or accountable to Countryside, for:

(a) any loss or damage resulting from, incidental to or relating to the performance or non-performance of services hereunder by any of the Service Providers (irrespective of whether such services have been provided before the Effective Date), including any exercise or refusal to exercise a discretion, any mistake or error of judgement or any act or omission believed by the Service Provider in good faith to be within the scope of authority conferred thereon by this Agreement, unless such loss or damage resulted from the fraud, wilful misconduct, dishonesty, bad faith or gross negligence of a Service Provider in performing the services provided for hereunder;

(b) any loss or damage resulting from, incidental to or relating to the performance or non-performance of services hereunder by any of the Service Providers (irrespective of whether such services have been provided before the Effective Date), where such loss or damage is attributable to acting in accordance with the instructions provided by the directors of Countryside;

(c) any loss or damage resulting from, incidental to or relating to the acts or omissions of any Person to which the Manager has delegated performance of any of its obligations and duties hereunder (irrespective of whether such delegation or act or omission occurred prior to the Effective Date), provided that in making such delegation, the Manager has acted in accordance with Section 2.04;

(d) any loss or damage resulting from, incidental to or relating to any act or omission by any of the Service Providers (irrespective of whether such act or omission occurred prior to the Effective Date), provided that such act or omission is based upon the Service Provider's good faith reliance on (i) statements of fact of other Persons (any of which may be Persons with whom the Manager is Affiliated) who are considered by the Manager, acting reasonably and in accordance with Section 2.04, to be knowledgeable of such facts; or (ii) the opinion or advice of or information obtained from any Expert, provided the Manager exercised reasonable care and diligence consistent with that required under Section 2.04 in selecting such Expert; or

(e) any damage, injury or loss of an indirect or consequential nature, including loss of profits, suffered by Countryside (or their respective shareholders, employees, agents, servants, or those for whom it is in law responsible) which is in any way connected with the Business or the performance or non-performance of this Agreement and the services to be provided hereunder (irrespective of whether such services have been provided before the Effective Date), however and whenever caused, and whether arising in contract, tort or otherwise.

Each of the Parties hereby acknowledges and agrees that the limits of liability provided for in this Section 5.05 shall not only be enforceable by the Manager but shall also be enforceable directly by each of the other Service Providers and it is agreed that the Manager shall hold in trust and enforce (to the extent necessary), for the benefit of such Service Providers, the limitations of liability conferred by this Section 5.05.

5.06 D&O Insurance

During the term of this Agreement and for six years thereafter, Countryside Canada, at its own expense, shall procure and maintain at all times directors and officers liability insurance coverage covering the current and former directors, officers, managers and employees of the Manager and Countryside Administration respecting their acts and omissions relating to, arising under or contemplated by this Agreement and the Administration Agreement with carriers and on terms and conditions reasonably acceptable to the Manager. Canada may satisfy its obligation under this Section 5.06 by including Manager and Countryside Administration and their directors, officers, employees and managers in the directors and officers policy obtained for the trustees and the directors and officers of the Fund's direct and indirect subsidiaries provided that coverage provided all covered persons is identical and the carriers and terms and conditions of such coverage are reasonably acceptable to Manager. The parties shall cooperate and consult with each other and the Fund's insurance broker to ensure that the directors and officers insurance policies required by this section is procured in a timely manner and maintained throughout the required period and that the insured's obligations under the policies are complied with and their rights under the policies enforced. In the event Countryside Canada fails to comply with this Section, Manager may, but shall not be obligated to, procure directors and officers insurance in accordance with this Section 5.06 and Countryside Canada and Countryside US shall immediately reimburse Manager for its associated costs.

5.07 Confidentiality

The Manager hereby agrees that, unless the prior written consent of Countryside US or Countryside Canada is obtained, the Manager will not at any time use, or disclose or make available to any Person, any information (herein "**Confidential Information**") concerning the Business relating to Countryside acquired in connection with the performance of the services by the Manager hereunder, provided that notwithstanding the foregoing, but subject to Applicable Law:

(a) the Manager may make use of, reveal or disclose Confidential Information:

(i) as may be expressly permitted by, or necessary for the performance of, the Manager's obligations under this Agreement;

(ii) where it is already in the public domain when disclosed to the Manager or becomes, after having been disclosed to the Manager, generally available to the public through publication or otherwise unless the publication or other disclosure was made directly or indirectly by the Manager in breach of this Agreement;

(iii) as required in order to comply with Applicable Laws, the orders or directions of any Governmental Authority, the requirements of any stock exchange or clearing house, or the requirements of any other regulatory authority having jurisdiction, including compliance with the disclosure obligations of the Manager provided that the Manager will provide immediate notice to Countryside of the request for Confidential Information in order to allow Countryside to take all necessary steps to seek a protective order or other appropriate remedy;

(iv) where it was made available to the Manager on a non-confidential basis from a third party source that the Manager knows is not bound by any confidentiality obligation, or where such information can be demonstrated by the Manager to have come into its possession independently of anything done by the Manager under or pursuant to this Agreement;

(v) to Affiliates of the Manager, and to the directors, officers, employees, agents or other representatives (including consultants, financial institutions and other advisors) of the Manager, provided such Persons have agreed or are under a legal obligation to maintain such Confidential Information in confidence on terms substantially similar to those in this Section 5.07; and

(vi) as necessary in connection with any dispute resolution or any litigation commenced in respect of this Agreement.

(b) the Parties agree that the obligations under this Section 5.07 shall expire and be at an end on the second anniversary of the termination of the Manager's appointment hereunder.

ARTICLE 6– SUCCESSION AND DELEGATION

6.01 Assignment

The Manager may not sell or assign its rights and obligations under this Agreement to a third party without the prior written consent of Countryside US and, if services are being provided to Countryside Canada at the request of Countryside Canada, Countryside Canada. Countryside may jointly assign its rights and obligations under this Agreement, in its sole discretion, (i) to a *bona fide* lender as security, including as security for any guarantee granted by Countryside in respect of the obligations of its Affiliates to any third party or parties providing *bona fide* financing to such Affiliates, or (ii) any purchaser of all, or substantially all, of the assets of Countryside Canada and Countryside US. Upon any assignment by Countryside or the Manager in accordance with this Section 6.01, Countryside, the Manager and the applicable assignee shall execute and deliver such documents as are necessary to give effect to such assignment on the terms herein and as otherwise agreed between such parties.

6.02 Assistance with Manager's Obligations

(a) Subject to and in accordance with the terms and conditions herein contained, the Manager may engage other Persons to assist it in the performance of any of its duties and obligations under this Agreement including any Affiliate of the Manager, provided that such engagement shall not relieve the Manager of the responsibility for ensuring the performance of its duties and obligations under this Agreement.

(b) Subject to the prior approval of the directors of Countryside US and, if services are being provided to Countryside Canada at the request of Countryside Canada, Countryside Canada, who are independent of the Manager, the Manager may contract with Affiliates to provide services to Countryside US or Countryside Canada, as applicable, not otherwise provided for in this Agreement.

ARTICLE 7 – INDEMNIFICATION

7.01 Indemnification of Manager

The Manager, any Person who is or has been a member of Manager or who is serving or shall have served as a director, officer, manager or employee of Manager and its Affiliates and any Service Provider (collectively, the "**Manager Indemnitees**") shall be indemnified and saved harmless by Countryside US and Countryside Canada from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, counsel and accountants' fees) of whatsoever kind or nature (collectively, "**Claims**") incurred by, borne by or asserted against any of such indemnified parties in any way arising from or relating to the performance by the Manager of its obligations under this Agreement, unless such Claims arise principally and directly from the fraud, wilful misconduct, dishonesty, bad faith or gross negligence of any of the Manager Indemnitees. The foregoing right of indemnification shall not be exclusive of any other rights to which the Manager or the Manager Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such person.

7.02 Indemnification of Countryside

Subject to limitations on liability of the Manager contained in this Agreement, Countryside US and Countryside Canada and any Person who is serving or shall have served as a director, officer or employee of Countryside US or Countryside Canada (the "**Countryside Indemnitees**") shall be indemnified and saved harmless by the Manager from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, counsel and accountants' fees) of whatsoever kind or nature (collectively, "**Countryside Claims**") incurred by, borne by or asserted against any of such indemnified parties which arise principally and directly from the fraud, wilful default or gross negligence of the Manager or its Affiliates or any Service Provider in the performance of its obligations hereunder, unless such Countryside Claims arise from the fraud, wilful default or gross negligence on the part of a Countryside Indemnitee.

The foregoing right of indemnification shall not be exclusive of any other rights to which the Countryside Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.03 Method of Asserting Claims

(a) If a Party entitled to indemnification pursuant to the terms hereof (the "**Indemnified Party**") intends to seek indemnification under this Article 7 from the other Party (the "**Indemnifying Party**"), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the

Indemnified Party pursuant to the terms of this Article 7 (and for which the Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices in a substantial manner the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.

(b) The Indemnifying Party, at its sole cost and expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination does not impose an injunction or other equitable relief, does not include an admission which is prejudicial to the Indemnified party and includes a release of the Indemnified Party from all liabilities arising out of such action, suit, proceeding, investigation or claim.

(c) Notwithstanding the foregoing:

(i) if the defendants in any such action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is reasonably advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or

(ii) if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable period of time;

then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party.

(d) Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party provided, for further

certainty, that such counsel shall not, unless agreed by the Indemnifying Party, assume control of the negotiation, settlement or defence.

(e) Except to the extent expressly provided herein, no Indemnified Party shall settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Article 7 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

7.04 Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Article 7, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's actual out-of-pocket loss, net of any insurance proceeds or other amount recovered from any other Person.

7.05 Third Party Beneficiaries

Each of the Parties hereby acknowledges and agrees that the rights of indemnification provided for in this Article 7 shall not only be enforceable by the Parties hereto but shall be enforceable directly by each of the Manager Indemnitees and the Countryside Indemnitees, and in this respect it is further acknowledged and agreed that:

(a) the Manager is acting as agent and trustee for the Manager Indemnitees as regards the covenants of Countryside, pursuant to Section 7.01, with respect to indemnification of the Manager Indemnitees; and

(b) Countryside is acting as agent and trustee for the Countryside Indemnitees as regards the covenants of the Manager, pursuant to Section 7.02, with respect to indemnification of the Countryside Indemnitees.

ARTICLE 8 – TERM

8.01 Term

Except as otherwise provided herein with respect to specific provisions, this Agreement shall become effective as of the Effective Date and, subject to Section 8.02, shall continue in full force and effect until September 1, 2025 (the "**Initial Term**") and may only be terminated in the circumstances described in Article 9.

8.02 Renewal

This Agreement shall be automatically renewed upon expiry of the Initial Term for additional five-year terms (each a "**Renewal Term**") unless, at least six months prior to the expiration of the then current term, a majority of the directors of each of Countryside US and Countryside Canada who are independent of the Manager determine not to renew this Agreement and Countryside US and Countryside Canada provide the Manager with written notice indicating that the Agreement shall not be renewed at the expiration of the then current term.

8.03 Survival

Any obligation of the Parties pursuant to the terms hereof that accrued prior to the termination of the Agreement shall survive the termination of the Agreement, including, for further certainty, under the long term incentive plan and any other payment obligations of Countryside US or, if applicable, Countryside Canada, in respect of amounts accrued to and in favour of the Manager hereunder together with all indemnification obligations. On termination of the Agreement, any LTIP Interest outstanding at that time shall continue for a period expiring on the date that is 20 years from the date of acquisition of the Development Asset for which the LTIP Interest was made. Termination of the Agreement by Countryside will not affect the Exchange Options. Termination of the Agreement by the Manager will not affect the Exchange Options except that in the case of a termination by the Manager due to a Countryside Event of Default, the Exchange Option in favour of Countryside will terminate, and in the case of a termination by the Manager under Section 9.02(c), the Exchange Option in favour of the Manager shall terminate.

ARTICLE 9 – TERMINATION

9.01 Events of Default

(a) Upon the occurrence of any of the following events, Countryside shall be deemed to be in default of this Agreement, each of which shall be deemed to be an event of default (each, a "**Countryside Event of Default**"):

(i) the bankruptcy, insolvency or receivership of Countryside US or Countryside Canada; or

(ii) a default by Countryside US or Countryside Canada in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a Force Majeure event) which is not cured within 60 days of written notice being given by the Manager to Countryside US or Countryside Canada of the default (provided their shall be no cure period for a default under Section 5.06 hereunder), or if such default is not reasonably capable of being cured within 60 days, Countryside US or Countryside Canada, as applicable, has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days.

(b) Upon the occurrence of any of the following events, the Manager shall be deemed to be in default of this Agreement, each of which shall be deemed to be an event of default (each, a "**Manager Event of Default**"):

(i) the bankruptcy, insolvency or receivership of the Manager;

(ii) fraud, wilful default or gross negligence committed by the Manager; or

(iii) default by the Manager in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a Force Majeure event) which is not cured within 60 days of written notice being given by Countryside to the Manager of the default, or if such default is

not reasonably capable of being cured within 60 days, the Manager has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days.

9.02 Termination Rights

(a) Upon the occurrence of an Countryside Event of Default, without recourse to legal process and without limiting any other rights or remedies which the Manager may have at law or otherwise, the Manager may immediately terminate this Agreement by delivery of a written notice of termination to Countryside US and Countryside Canada.

(b) Upon the occurrence of a Manager Event of Default, without recourse to legal process and without limiting any other rights or remedies which Countryside may have at law or otherwise, Countryside may immediately terminate this Agreement by prior written notice of such termination delivered to the Manager.

(c) The Manager may terminate this Agreement (i) at any time after the first five years of the term of the Agreement or (ii) at any time within one year of a Change of Control upon 180 days' written notice to Countryside US and Countryside Canada. In the case of a termination in accordance with Section 9.02(c)(ii), Countryside US and Countryside Canada will reimburse Manager for actual reasonable costs associated with such termination. In the context of such a termination, the Manager will co-operate with Countryside and use commercially reasonable efforts to ensure that the transition to the new manager is undertaken in an orderly manner that ensures no material adverse impact to Countryside.

(d) Countryside US and Countryside Canada will have the right to jointly terminate this Agreement at any time after the first five years with the payment to the Manager of a fee equal to (i) its actual costs associated with the termination plus an amount equal to two times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US and, if applicable, Countryside Canada, for the Base Salary and under the STIP for achieving the Operating Objectives plus the wage burden associated therewith or, (ii) if such termination occurs within 12 months of a Change of Control, 2.9 times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US and, if applicable, Countryside Canada, for the Base Salary and under the STIP for achieving the Operating Objectives plus the wage burden associated therewith.

(e) In the event of a Change of Control prior to the fifth anniversary of this Agreement, Countryside US and Countryside Canada will have the right to jointly terminate this Agreement at any time with the payment to the Manager of a fee equal to the greater of (i) its actual costs associated with the termination plus an amount equal to 2.9 times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US and, if applicable, Countryside Canada, for the Base Salary and under the STIP for achieving the Operating Objectives plus the wage burden associated therewith and (ii) its actual costs associated with the termination plus an amount equal to (A) the previous year's compensation paid to the Executives by the Manager and reimbursed by

Countryside US and, if applicable, Countryside Canada, for the Base Salary and under the STIP for achieving the Operating Objectives times (B) five less the number of years and fractions thereof since the date of this Agreement (such that, for example, if this Agreement were terminated one year and three months after the date of this Agreement, such amount would be five less 1.25, being 3.75) plus the wage burden associated therewith.

9.03 Dispute as to the Occurrence of an Event of Default

Should a Party dispute in good faith that a Countryside Event of Default or a Manager Event of Default, as the case may be, has occurred under this Article 9, such dispute shall be submitted to arbitration by the disputing Party (in accordance with the provisions of Article 11 hereof) no later than 20 Business Days following the occurrence of the event of default or, in the case of an event of default under Section 9.01(b)(ii), 20 Business Days from Manager's receipt of notice from Countryside that it purports to have exercised its termination right, or in the case of a default under Sections 9.01(a)(ii) or 9.01(b)(iii), the expiry of the applicable cure period.

9.04 Post Termination Arrangements

In the event of a termination of this Agreement under Section 9.02:

(a) the Manager shall deliver to Countryside all books, records, accounts, documents, plans, systems, manuals and all copies thereof relating to the Business of Countryside, which it developed and maintained in connection with the performance of its obligations and duties associated with the provision of services pursuant to this Agreement except that Manager may retain one copy for archival purposes; and

(b) the Parties shall take all steps as may be reasonably required to complete any final accounting of amounts owing between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

ARTICLE 10 – FORCE MAJEURE

10.01 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be reasonably performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that:

(a) the occurrence of an event of Force Majeure affecting Countryside US or Countryside Canada but not affecting the performance of the Manager's obligations hereunder shall not relieve Countryside US or Countryside Canada, if applicable, from its obligations to make payments in respect of expenses incurred by the Manager for which it is obligated to reimburse the Manager hereunder; and

(b) upon the occurrence of an event of Force Majeure affecting the Manager, and during the continuance thereof (i) Countryside US and, if applicable, Countryside Canada, shall continue to be obligated to make payment of all Expenses, whether

incurred before or after the event of Force Majeure, and (ii) Countryside US and, if applicable, Countryside Canada and their Affiliates shall continue to be obligated to make payment of all fees earned or accrued to the Manager (including distributions under the LTIP Interests), including for the months in respect of which the event of Force Majeure occurred, as well as for the two months immediately following such months.

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure.

10.02 Notice

The Party seeking to invoke the benefit of Section 10.01 shall (a) give the other Party prompt written notice of the particulars of the event of Force Majeure and, if reasonably ascertainable, its expected duration, and (b) use its commercially reasonable efforts to remedy its inability to perform.

ARTICLE 11 – RESOLUTION OF DISPUTES AND ARBITRATION

11.01 Disputes

Where so provided in this Agreement, and in any other instance where agreed to in writing by the Parties, a dispute or disagreement of any kind or nature between the Parties arising out of or in connection with this Agreement (a "**Dispute**") will be resolved in accordance with this Article 11 to the extent permitted by law.

11.02 Arbitration

(a) Any Dispute required to be submitted to arbitration hereunder or which the Parties agree in writing to submit to arbitration hereunder, shall be presided over by three arbitrators, one chosen by Countryside, one chosen by the Manager and one chosen by the Countryside appointee and Manager appointee, pursuant to the procedure set forth in this Section 11.02 and pursuant to the provisions of the *Arbitration Act, 1991* (Ontario) (the "**Arbitration**"). If the provisions of this Section 11.02 are inconsistent with the provisions of the *Arbitration Act, 1991* (Ontario) and to the extent of such inconsistency, the provisions of this Section 11.02 shall prevail.

(b) Either Party may commence a proceeding for arbitration of a Dispute by making a demand for arbitration of a Dispute by sending a notice (the "**Arbitration Notice**") in writing to the other Party, setting forth the nature of the Dispute, the amount involved and the name of the arbitrator such initiating Party chooses as its nominee.

(c) Within 10 days after deemed receipt of the Arbitration Notice by the Party to whom it is sent, the other Party shall provide the name of the arbitrator such party chooses as its nominee and within a further five day period, the two arbitrators shall select a third arbitrator.

(d) Arbitration hearings shall be held in Toronto, Ontario, and shall commence no later than 30 days after the appointment of the third arbitrator in accordance with

Section 11.02(c). The decision of the arbitrators shall be final, without appeal, and binding upon the Parties.

(e) Countryside shall bear the costs and expenses of arbitrators, lawyers, consultants, advisors, witnesses and employees retained in any Arbitration provided that the Manager's legal expenses shall only be paid by Countryside so long as Manager's legal position is taken in good faith.

11.03 Continued Performance

Notwithstanding Article 9, during the period in which a Party may initiate the Dispute Resolution Procedures pursuant to Section 9.03 and during the conduct of Dispute resolution procedures pursuant to this Article 11, the Parties shall continue to perform their respective obligations under this Agreement and neither Party shall exercise any other remedies to resolve such Dispute.

ARTICLE 12 – GENERAL MATTERS

12.01 No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Manager shall perform its duties and obligations under this Agreement as an independent contractor (with its duties and obligations as expressly provided herein) for and on behalf of Countryside US, and if services are being provided to Countryside Canada at the request of Countryside Canada, Countryside Canada, and it is acknowledged and agreed that only where the Manager undertakes execution of contracts or other instruments for and on behalf of Countryside US or Countryside Canada, if applicable, may the Manager then be acting as an agent of Countryside US or Countryside Canada, if applicable, or their direct or indirect subsidiaries. In no circumstances shall the Manager (or the Executives) be, or be deemed to be, a fiduciary or trustee for any Person, whether or not a Party, in connection with the discharge by the Manager of such duties and obligations.

12.02 Licence to Use Name

Countryside hereby grants to the Manager a licence to use the primary name of its publicly traded Affiliate, (currently "Countryside" and generally the "**Primary Name**") in its corporate name and grants a licence to conduct business using the Primary Name for so long as it remains the manager of Countryside. In the event that the Manager ceases to be the manager of Countryside or its Affiliates and this Agreement terminates, this licence shall terminate. Within 30 days of the termination of this Agreement, the Manager is required to change its name to remove the Primary Name from it and following the termination of this Agreement, the Manager shall cease to conduct business under the Primary Name.

12.03 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns and, in the case of Countryside, approved by a majority of the directors who are independent of the Manager.

12.04 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.05 Notice

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by reputable overnight courier, next business day delivery to the address for the Manager or Countryside, as applicable, as set forth below. Any such notice or other communication so given and delivered hereunder shall be conclusively deemed to have been given or made and received on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a) To Countryside US:

495 Richmond Street
Suite 920
London, ON N6A 5A9

Attention: Chairman of the Board
Fax No.: (519) 435-0396

(b) To Countryside Canada:

495 Richmond Street
Suite 920
London, ON N6A 5A9

Attention: Chairman of the Board of Directors
Fax No.: (519) 435-0396

(c) To Manager:

c/o Eilenberg & Krause LLP
11 East 44th Street NY
New York 10017

Attention: Chief Executive Officer
Fax No.: (212) 986-2399

12.06 Governing Law and Attornment

The provisions of this Agreement (including an arbitration pursuant to Section 11.02) shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Ontario. Each Party hereby attorns to and accepts the exclusive jurisdiction of such courts.

12.07 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

12.08 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the Parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

12.09 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived. Waivers by Countryside shall be approved by the directors of Countryside who are independent of the Manager and its Affiliates.

12.10 Further Assurances

Each of Countryside and the Manager shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

12.11 Time of the Essence

Time shall be of the essence in respect of this Agreement.

12.12 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

COUNTRYSIDE VENTURES LLC

Per: *"Goran Mornhed"*

Name: Goran Mornhed
Title: President and Chief Executive Officer

COUNTRYSIDE US HOLDING CORP.

Per: *"James Sardo"*

Name: James Sardo
Title: Director

COUNTRYSIDE CANADA POWER INC.

Per: *"James Sardo"*

Name: James Sardo
Title: Director

MANAGEMENT AND ADMINISTRATION AGREEMENT

Between

COUNTRYSIDE CANADA VENTURES INC.

– and –

COUNTRYSIDE POWER INCOME FUND

– and –

COUNTRYSIDE CANADA POWER INC.

MADE AS OF THE 26th DAY OF SEPTEMBER, 2005

TABLE OF CONTENTS

MANAGEMENT AND ADMINISTRATION AGREEMENT

THIS AGREEMENT made as of the 26th day of September, 2005.

B E T W E E N:

COUNTRYSIDE CANADA VENTURES INC., a corporation existing under the laws of the Province of Ontario,

(the "**Administrator**")

– and –

COUNTRYSIDE POWER INCOME FUND, a trust existing under the laws of the Province of Ontario,

(the "**Fund**")

– and –

COUNTRYSIDE CANADA POWER INC., a corporation existing under the laws of the Province of Ontario,

("**Countryside Canada**" and, together with the Fund, "**Countryside**")

WHEREAS the Fund and Countryside Canada wish to retain the Administrator to provide management and administrative services to Countryside and its subsidiaries;

AND WHEREAS the Fund and Countryside Canada and the Administrator have agreed to enter into this Agreement pursuant to which the Administrator will, subject to the terms, conditions and limitations herein set forth, provide management and administrative services to the Fund and Countryside Canada and their subsidiaries, as described herein;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by each of the Parties to this Agreement, the Parties agree as follows:

ARTICLE 1 – DEFINITIONS AND SCHEDULES

1.01 Definitions

As used herein, the following terms shall have the meanings set forth below:

(a) "**Administrator**" has the meaning ascribed thereto in the Recitals;

(b) “**Administrator Event of Default**” has the meaning ascribed thereto in Section 9.01(b);

(c) “**Administrator Indemnitees**” has the meaning ascribed thereto in Section 7.01;

(d) “**Affiliate**” has the meaning ascribed thereto in Ontario Securities Commission Rule 45-501 – Exempt Distributions, as the same may be amended or amended and restated from time to time;

(e) “**Agreement**” means this Management and Administration Agreement, as amended or supplemented from time to time in accordance with the provisions hereof;

(f) “**Annual Budget**” means the management and administration budget prepared annually by the Manager under the Management Agreement;

(g) “**Annual Distributable Cash Forecast**” means the annual forecast for the Fund’s distributable cash prepared for any Fiscal Year under the Management Agreement;

(h) “**Applicable Laws**” means all laws, rules, regulations, codes, by-laws, statutes, ordinances, directives, policies, instruments, rules and orders, in effect from time to time, of all Governmental Authorities having jurisdiction with respect to Countryside and its Affiliates in connection with the conduct of the Business;

(i) “**Business**” means the business of Countryside consisting primarily of the direct and indirect ownership, management, operation, leasing and financing of assets and property in connection with energy and utility infrastructure projects and businesses, together with investments and other direct or indirect rights in Persons involved in such business and all activities ancillary or incidental to any of the foregoing;

(j) “**Business Day**” means any day, other than a Saturday, Sunday or a day on which the principal chartered banks located in the Province of Ontario or the State of New York are not open for business during normal banking hours;

(k) “**Claims**” has the meaning ascribed thereto in Section 7.01;

(l) “**Confidential Information**” has the meaning ascribed thereto in Section 5.05;

(m) “**Countryside**” has the meaning ascribed thereto in the recitals;

(n) “**Countryside Canada**” has the meaning ascribed thereto in the Recitals;

(o) “**Countryside Claims**” has the meaning ascribed thereto in Section 7.02;

(p) “**Countryside Event of Default**” has the meaning ascribed thereto in Section 9.01(a);

(q) “**Countryside Indemnitees**” has the meaning ascribed thereto in Section 7.02;

(r) "**Dispute**" has the meaning ascribed thereto in Section 11.01;

(s) "**Effective Date**" means November 1, 2005;

(t) "**Expenses**" has the meaning ascribed thereto in Section 3.01;

(u) "**Experts**" has the meaning ascribed thereto in Section 5.03(b);

(v) "**Fiscal Year**" means the initial period from the Effective Date up to and including December 31, 2005, and thereafter, means each 12-month period beginning January 1 and ending December 31 of each year (or such other 12-month period that Countryside may adopt as its fiscal year);

(w) "**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts, the Party claiming the Force Majeure is unable to prevent its occurrence or completely mitigate its effects, and which thus causes a delay or disruption in the performance of any obligation (other than the obligation to pay monies due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, laws, rules, regulations, orders, directives or restraints issued or imposed by any regulatory agency or Governmental Authority, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any regulatory agency or Governmental Authority and acts of God; provided, however, that a Party's own lack of funds or other financial problems shall not constitute "Force Majeure" in respect of such Party and, for clarity, this provision shall not relieve the Administrator of the obligation, subject to the terms and conditions of this Agreement, to take commercially reasonable and practicable risk management measures, including those in relation to actions by Governmental Authorities;

(x) "**Fund**" means Countryside Power Income Fund;

(y) "**GAAP**" has the meaning ascribed thereto in Section 1.04;

(z) "**Governmental Authority**" means any court or governmental department, commission, board, bureau, agency, or instrumentality of the United States or Canada, or of any state, province, territory, county, municipality, city, town or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing;

(aa) "**Indemnified Party**" has the meaning ascribed thereto in Section 7.03;

(bb) "**Indemnifying Party**" has the meaning ascribed thereto in Section 7.03;

(cc) "**Initial Term**" has the meaning ascribed thereto in Section 8.01;

(dd) "**Management Agreement**" means the agreement between Countryside US, Countryside Canada and Countryside Ventures, LLC dated September 23, 2005 pursuant to which the Manager provides management and administrative services to Countryside US and Countryside Canada;

(ee) "**Manager**" means Countryside Ventures LLC, the manager under the Management Agreement;

(ff) "**Material Budget Deviation**" has the meaning ascribed thereto in the Management Agreement;

(gg) "**Material Distributable Cash Forecast Deviation**" has the meaning ascribed thereto in the Management Agreement;

(hh) "**Parties**" means the Administrator, the Fund and Countryside Canada and "**Party**" means any one of them;

(ii) "**Person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

(jj) "**Qualifying Authorities**" means the securities commission or similar regulatory authority in each of the provinces and territories of Canada;

(kk) "**Securities Laws**" means, collectively, all applicable securities laws of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published policy statements, notices and orders of the Qualifying Authorities;

(ll) "**Service Providers**" has the meaning ascribed thereto in Section 5.04;

(mm) "**Term**" means the Initial Term as extended by any Renewal Terms;

(nn) "**third party**" means a Person who is not Affiliated with Countryside Canada or the Administrator, as the context requires;

(oo) "**Trustees**" means trustees of the Fund;

(pp) "**Unit**" means a unit of the Fund as such trust units are constituted on the date of this Agreement; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, conversion, exchange, sale or conveyance or liquidation, dissolution or winding-up, shall mean the units or other securities or property resulting from such change; and

(qq) "**Unitholders**" means holders of Units.

1.02 Headings

The division of this Agreement into articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder", "herein" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to articles and sections of this Agreement.

1.03 Interpretation

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any Document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under the Documents.

1.04 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles (**"GAAP"**), such reference shall be deemed to be to U.S. or Canadian GAAP (depending on the jurisdiction of residence of the entity for which the accounting calculations are being made) as at the date on which such calculation is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with GAAP applied on a consistent basis.

ARTICLE 2 – THE ADMINISTRATOR'S SERVICES AND POWERS

2.01 Appointment as Administrator

The Fund and Countryside Canada hereby appoint the Administrator and the Administrator hereby assumes the obligations hereunder and accepts the appointment to provide administrative services to the Fund and management and administrative services to Countryside Canada subject to the terms, conditions and limitations of this Agreement.

2.02 Management and Administration Services Provided

The Fund and Countryside hereby delegates to and the Administrator assumes, subject to the provisions of this Agreement, the declaration of trust of the Fund and to the overriding supervision and control of the applicable board, the responsibility for the administration of the Fund and the management and administration of Countryside Canada and their respective direct and indirect subsidiaries. In addition to the specific duties below, subject to the provisions of this Agreement, the Fund's declaration of trust and to the overriding supervision and control of

the applicable board, the Administrator will be responsible for strategic development and risk management of the Fund and Countryside Canada and will be responsible for shareholder relations of the Fund. In accordance with and subject to the terms, conditions and limitations of this Agreement (including the preceding sentence and Sections 3.01 and 4.03), the Administrator covenants and agrees during the Term, to perform the following services in the same manner and to the same standards as a prudent administrator performing such services would perform on managing the assets for its own account and to adhere to good corporate governance practices at all times. The Administrator shall:

(a) monitor and manage the investments of the Fund and Countryside Canada and report to the directors of Countryside Canada with respect thereto;

(b) submit all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings to the Trustees in sufficient time prior to the dates upon which they must be delivered to Unitholders and/or filed so that the Trustees have a reasonable opportunity to review them, approve them and return them to the Administrator, and arrange for their delivery to Unitholders and/or filing within the time required by applicable law;

(c) ensure compliance by the Fund with all applicable Securities Laws, including continuous disclosure obligations;

(d) provide investor relations services to the Fund;

(e) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the declaration of trust of the Fund and under applicable law, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund;

(f) ensure compliance with the Fund's limitations on foreign ownership, as more particularly set out in Section 2.07;

(g) assist the Trustees in connection with any offerings of Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time;

(h) assist Countryside Canada with the analysis of potential acquisitions, investments and dispositions and report to the directors of Countryside Canada with respect thereto;

(i) at the direction of the directors of Countryside Canada, assist with the making of acquisitions, investments and dispositions;

(j) plan and coordinate meetings of the Trustees and the board of directors of Countryside Canada; and

(k) providing such other administrative services as the Fund may reasonably request and as may be reasonably agreed to from time to time between the Parties and such other management and administrative services as Countryside Canada may

reasonably request and as may be reasonably agreed to from time to time between the Parties.

In order to effectuate the intent of this Agreement, the Administrator and the Joint Compensation and Corporate Governance Committee of the Fund and Countryside Canada will within a reasonable time after the execution of this Agreement work to prepare a non-binding protocol (including a delegation of authority respecting commitments) relating to the services to be provided by the Administrator hereunder and the interaction between the Administrator and boards of the Fund and Countryside Canada. The Administrator will provide the services of a person to fulfil the role of secretary of the Fund and a vice-president of Countryside Canada. The appointment of persons to fulfil such roles will be subject to the approval of the trustees of the Fund or the directors of Countryside Canada, as applicable, such approval not to be unreasonably withheld.

2.03 Standard of Care of Executives

In carrying out their duties on behalf of the Administrator under this Agreement, the officers and directors of the Administrator will act honestly and in good faith with a view to the best interests of Countryside and will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

2.04 Parties' Acknowledgement Regarding Management and Administration Services

Where the Business of Countryside consists of an ownership interest (whether direct or indirect) in a Project or other asset, the Parties acknowledge that nothing in this Agreement will obligate the Administrator to provide, or create an expectation that the Administrator will provide, operational services or operations management services directly to or on behalf of a Project or asset, except as may be necessary in order to properly manage the Business as provided for hereunder and as is otherwise permitted pursuant to contractual or other rights granted in favour of Countryside or its Affiliates which are attributable to or associated with Countryside's ownership interest in such Project or asset.

2.05 Covenants of Administrator

The Administrator covenants and agrees that in the performance of its services under this Agreement it shall:

(a) comply with Applicable Laws and act in an ethical fashion, following good corporate governance practices and the reasonable policies and procedures established by the directors of Countryside from time to time, which are consistent with this Agreement and which are disclosed in writing to the Administrator;

(b) comply with all instructions of the Trustees and board of directors of Countryside Canada in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of the Fund in every material respect the provisions of the agreements from time to time

entered into in connection with the activities of the Fund and Countryside Canada; and

(d) not commingle its own funds with any funds held by it on behalf of the Fund or Countryside Canada.

2.06 Administrator's Acknowledgement

The Administrator acknowledges that it has received a copy of the declaration of trust of the Fund and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustees, which are being delegated to the Administrator under this agreement.

2.07 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of Unitholders for purposes of the *Income Tax Act* (Canada) (the "**Tax Act**") and the status of Unitholders as "U.S. persons" for purposes of the *United States Investment Company Act of 1940* (the "**1940 Act**"). If, at any time, the Administrator is of the opinion that the Trustees should require declarations under Section 13.5 of the Declaration of Trust as to the residence status of Unitholders or their status as U.S. persons, it shall so advise the Trustees and provide the form of the declaration therefor to the Trustees. If, in the reasonable opinion of the Administrator, (i) the beneficial owners of 49% or more of the Trust Units then outstanding are or may be non-residents of Canada within the meaning of the Tax Act or such a situation is imminent, or (ii) more than 100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the 1940 Act) are or may be beneficial owners of the Trust Units, or any U.S. person is or may be the beneficial owner of more than 10% of the Trust Units for purposes of the 1940 Act, or such a situation is imminent, then the Administrator shall so advise the Trustees and provide the Trustees with an announcement thereof in a form suitable for use by the Trustees pursuant to Section 13.5 of the Declaration of Trust. If the Administrator reasonably believes (i) that 49% or more of the Trust Units are held by non-residents of Canada within the meaning of the Tax Act or (ii) that more than 100 U.S. persons (using the principles for counting set forth in Section 3(c)(1) of the 1940 Act) are or may be beneficial owners of the Trust Units, or any U.S. person is or may be the beneficial owner of more than 10% of the Trust Units for purposes of the 1940 Act, then the Administrator shall prepare and furnish to the Trustees notices to the relevant Unitholders, requiring them to sell their Trust Units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Declaration of Trust. The Trustees shall provide the Administrator with such information regarding the residence status of Unitholders or their status as U.S. persons and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, that the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section 2.07.

2.08 Power and Authority of Administrator

Subject to and in accordance with the terms, conditions and limitations of this Agreement (including Section 2.03), the Fund and Countryside Canada grant the Administrator full and absolute right, power and authority, during the Term, for and on behalf of the Fund and Countryside Canada, in connection with the management and administration of the Fund and

Countryside Canada, including the provision of all management and administrative services under this Agreement and the overall direction and approval of the Trustees of the Fund and the directors of Countryside Canada, to take and do all such actions and all such things that the Administrator deems appropriate in connection with such grants, including the right, power and authority to execute and deliver all contracts, leases, licenses, and other documents, instruments and agreements, to open bank accounts, pay bills and expenses, to make all applications and filings with Governmental Authorities, and to take such other actions as the Administrator considers appropriate in connection with the management and administration of the Fund and Countryside Canada, in the name of and on behalf of the Fund and Countryside Canada, as the case may be. No Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund or Countryside Canada.

2.09 Annual Budget

The Administrator shall support the Manager in the development of the Annual Budget in accordance with the Management Agreement for each Fiscal Year beginning January 1, 2006.

2.10 Annual Distributable Cash Forecast

The Administrator shall support the Manager in the development of the Annual Distributable Cash Forecast in accordance with the Management Agreement for each Fiscal Year beginning January 1, 2006.

2.11 Quarterly Reporting

The Administrator will support the Manager in the preparation of quarterly operating reports (the "**Quarterly Operating Reports**") in accordance with the Management Agreement. The Administrator will deliver the Quarterly Operating Reports to the trustees of the Fund at the same time that the Manager delivers the Quarterly Operating Reports to the directors of Countryside Canada and/or Countryside US under the Management Agreement.

ARTICLE 3 – FEES AND PAYMENT OF EXPENSES

3.01 Expense Reimbursement

(a) The Administrator shall be entitled to reimbursement from the Fund and Countryside Canada all costs and expenses reasonably related to the Business incurred by the Administrator and its Affiliates in carrying out the services described hereunder so long as such costs and expenses are incurred in accordance with the Annual Budget or as long as such reimbursements are permitted or required under Section 3.01(b) of the Management Agreement (such costs and expenses collectively termed the "**Expenses**"). Such Expenses will be allocated to the Fund and Countryside Canada on a reasonable basis based on the relative benefits of the services provided by the Administrator to each Party and will be reimbursed by such Party on a cost recovery basis such that the Administrator and its Affiliates do not receive financial gain nor suffer financial loss for providing such services. Charges hereunder for services of Affiliates of the Administrator, or personnel of such Persons, are subject to approval of the Trustees and/or by the directors of Countryside Canada.

(b) The payments will be made by the Fund and Countryside Canada, monthly in advance based on the estimated expenses for the month as set out in the Annual Budget. Within 30 days after the completion of any month, the actual costs incurred by the Administrator in such month (and allocations thereof) will be determined and the advanced payment will be adjusted to reimburse the actual costs incurred.

(c) The Administrator is not obligated to utilize its own funds to pay any Expenses, but to the extent that it chooses to do so, it shall be reimbursed on an immediate as incurred basis.

3.02 Payment of GST

Unless otherwise provided in this agreement, all amounts payable to the Administrator pursuant to this agreement shall be exclusive of any goods and services tax and all comparable taxes required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**") and the Administrator shall be paid, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto.

ARTICLE 4 – RECORDS

4.01 Books and Records

The Administrator will maintain proper books, records and documents in which complete, true and correct entries, in conformity in all material respects with applicable GAAP and all requirements of Applicable Laws, will be made in respect of all dealings and transactions in relation to the Business as it relates to the Fund or Countryside Canada and the performance of the services under this Agreement.

4.02 Examination of Records by the Fund or Countryside Canada

The Administrator shall make available to the Fund and Countryside Canada, as applicable, and their authorized representatives, for examination, audit, inspection and transcription at all reasonable times upon reasonable notice (not to exceed two Business Days), all books, records and documents required to be maintained by it under Section 4.01. In addition, the Administrator shall make available to the Fund and Countryside Canada, and their authorized representatives, such financial and operating data in respect of all dealings and transactions in relation to the Business and the performance of the management and administration services under this Agreement as may be in existence and as the Fund and Countryside Canada or their authorized representatives shall from time to time reasonably request, including for the purposes of conducting any audit in respect of expenses of the Fund and Countryside Canada or other matters necessary or advisable to be audited relating to the Fund and Countryside Canada. Any examination of records shall be conducted in a manner that will not unduly interfere with the conduct of the Business or of the Administrator's business in the ordinary course.

4.03 Access to Information and Cooperation with Administrator

The Administrator shall have full access to all documentation and information and access to and cooperation from the directors, employees, agents and representatives of the Fund and Countryside Canada and their direct and indirect subsidiaries necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof, including (a) access to all of the books, records and documents, financial and operating data of the Fund and Countryside Canada, the Projects and the Business; and (b) timely funding of all required expenditures by the Fund and Countryside Canada and their direct and indirect subsidiaries.

4.04 Compliance

The Administrator shall deliver to the directors of the Fund or Countryside Canada, as applicable, within 90 days after the end of each Fiscal Year, a certificate signed on behalf of the Administrator by two of its officers stating that a review of the activities of the Administrator during the preceding Fiscal Year has been made under the supervision of such officers and that, based on such review and to the best of their knowledge, the Administrator has fulfilled its obligations under and complied with all of the terms of this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such Fiscal Year.

ARTICLE 5 – ACTIVITIES OF THE ADMINISTRATOR

5.01 No Additional Duty

The Administrator shall only have the duties and obligations expressly provided for in this Agreement and no other obligation or duty shall be implied. No other standard of care, other than as set forth in Section 2.03 above, shall apply or be implied in relation to the performance, by the Administrator, of services or the other duties and obligations to be provided hereunder, including the origination, structuring and development on new investment opportunities and acquisitions.

5.02 Other Activities

The Parties acknowledge and agree that:

(a) personnel may be employed or contracted directly by the Administrator or may be seconded from one or more of the Administrator's Affiliates on a full-time or part-time basis. Such personnel shall not be required to devote their time exclusively to or for the benefit of the Fund or Countryside Canada;

(b) the Administrator may not at any time during the currency of this Agreement, except in connection with the origination, structuring, development and ownership of energy and utility infrastructure projects utilizing its own (or third party) capital and resources (provided the obligations under Sections 5.02(a) and 5.03 of the Management Agreement have been complied with) either individually or in partnership, jointly or in conjunction with any person, firm, corporation, or any other entity whether as principal, agent, employee or shareholder or in any

other manner whatsoever, provide management services to or carry on or be engaged in or be concerned with or interested in or permit its name or any part thereof to be used or employed by any person, firm or corporation or other entity engaged in or concerned with any business which is the same as or similar to the Business, except as a shareholder holding less than 2% of the outstanding shares of a corporation offering its shares to the public;

(c) the Administrator may not at any time during the currency of this Agreement engage in any business that is unrelated to the energy or utility sectors; and

(d) in the event that the interests of the Administrator come into conflict with those of the Fund, Countryside Canada or their Affiliates, the Administrator is obliged to make decisions acting in good faith. In the event of any such conflict of interest, the Administrator shall give written notice to the Fund and Countryside Canada prior to taking any action in respect of such matter, and such notice shall set forth the reasons for such conflict. Thereafter, the Trustees or the directors of Countryside Canada independent of the Administrator, on behalf of the Fund and/or Countryside Canada, shall approve the taking of all such actions or making all such decisions relating to the matters giving rise to the conflict of interest.

5.03 Reliance

In carrying out its duties hereunder, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other Persons (any of which may be Persons with whom the Administrator is Affiliated or associated) who are considered by the Administrator, acting reasonably and in accordance with Section 2.03, to be knowledgeable of such facts; and

(b) statements from, the opinion or advice of, or information from any solicitor, auditor, valuator, consultant, engineer, surveyor, appraiser or other expert selected by the Administrator (herein "**Experts**"), provided the Administrator exercised reasonable care and diligence consistent with that required under Section 2.03 in selecting such Expert to provide such statements, opinion, advice or information.

Subject to Section 3.01(c), the Administrator may, from time to time, employ or engage such Experts as may be necessary for the proper discharge of its services and other duties to be provided hereunder.

The Administrator may rely, and shall be protected in acting, upon any instrument or other document reasonably believed by it to be genuine and in force.

5.04 Liability of Administrator

Notwithstanding anything contained herein, the Administrator, its shareholders, Affiliates, associates and any Person who is serving or shall have served as a director, officer, employee, secondee or agent of the Administrator (collectively, the "**Service Providers**"), shall not, either directly or indirectly, be liable, answerable or accountable to Countryside, for:

(a) any loss or damage resulting from, incidental to or relating to the performance or non-performance of services hereunder by any of the Service Providers (irrespective of whether such services have been provided before the Effective Date), including any exercise or refusal to exercise a discretion, any mistake or error of judgement or any act or omission believed by the Service Provider in good faith to be within the scope of authority conferred thereon by this Agreement, unless such loss or damage resulted from the fraud, wilful misconduct, dishonesty, bad faith or gross negligence of a Service Provider in performing the services provided for hereunder;

(b) any loss or damage resulting from, incidental to or relating to the performance or non-performance of services hereunder by any of the Service Providers (irrespective of whether such services have been provided before the Effective Date), where such loss or damage is attributable to acting in accordance with the instructions provided by the directors of Countryside;

(c) any loss or damage resulting from, incidental to or relating to the acts or omissions of any Person to which the Administrator has delegated performance of any of its obligations and duties hereunder (irrespective of whether such delegation or act or omission occurred prior to the Effective Date), provided that in making such delegation, the Administrator has acted in accordance with Section 2.03;

(d) any loss or damage resulting from, incidental to or relating to any act or omission by any of the Service Providers (irrespective of whether such act or omission occurred prior to the Effective Date), provided that such act or omission is based upon the Service Provider's good faith reliance on (i) statements of fact of other Persons (any of which may be Persons with whom the Administrator is Affiliated) who are considered by the Administrator, acting reasonably and in accordance with Section 2.03, to be knowledgeable of such facts; or (ii) the opinion or advice of or information obtained from any Expert, provided the Administrator exercised reasonable care and diligence consistent with that required under Section 2.03 in selecting such Expert; or

(e) any damage, injury or loss of an indirect or consequential nature, including loss of profits, suffered by Countryside (or their respective shareholders, employees, agents, servants, or those for whom it is in law responsible) which is in any way connected with the Business or the performance or non-performance of this Agreement and the services to be provided hereunder (irrespective of whether such services have been provided before the Effective Date), however and whenever caused, and whether arising in contract, tort or otherwise.

Each of the Parties hereby acknowledges and agrees that the limits of liability provided for in this Section 5.04 shall not only be enforceable by the Administrator but shall also be enforceable directly by each of the other Service Providers and it is agreed that the Administrator shall hold in trust and enforce (to the extent necessary), for the benefit of such Service Providers, the limitations of liability conferred by this Section 5.04.

5.05 Confidentiality

The Administrator hereby agrees that, unless the prior written consent of the Fund or Countryside Canada is obtained, the Administrator will not at any time use, or disclose or make available to any Person, any information (herein "**Confidential Information**") concerning the Business relating to Countryside acquired in connection with the performance of the services by the Administrator hereunder, provided that notwithstanding the foregoing, but subject to Applicable Law:

(a) the Administrator may make use of, reveal or disclose Confidential Information:

(i) as may be expressly permitted by, or necessary for the performance of, the Administrator's obligations under this Agreement;

(ii) where it is already in the public domain when disclosed to the Administrator or becomes, after having been disclosed to the Administrator, generally available to the public through publication or otherwise unless the publication or other disclosure was made directly or indirectly by the Administrator in breach of this Agreement;

(iii) as required in order to comply with Applicable Laws, the orders or directions of any Governmental Authority, the requirements of any stock exchange or clearing house, or the requirements of any other regulatory authority having jurisdiction, including compliance with the disclosure obligations of the Administrator provided that the Administrator will provide immediate notice to Countryside of the request for Confidential Information in order to allow Countryside to take all necessary steps to seek a protective order or other appropriate remedy;

(iv) where it was made available to the Administrator on a non-confidential basis from a third party source that the Administrator knows is not bound by any confidentiality obligation, or where such information can be demonstrated by the Administrator to have come into its possession independently of anything done by the Administrator under or pursuant to this Agreement;

(v) to Affiliates of the Administrator, and to the directors, officers, employees, agents or other representatives (including consultants, financial institutions and other advisors) of the Administrator, provided such Persons have agreed or are under a legal obligation to maintain such Confidential Information in confidence on terms substantially similar to those in this Section 5.05; and

(vi) as necessary in connection with any dispute resolution or any litigation commenced in respect of this Agreement.

(b) the Parties agree that the obligations under this Section 5.05 shall expire and be at an end on the second anniversary of the termination of the Administrator's appointment hereunder.

ARTICLE 6 – SUCCESSION AND DELEGATION

6.01 Assignment

The Administrator may not sell or assign its rights and obligations under this Agreement to a third party without the prior written consent of the Fund and Countryside Canada. The Fund and Countryside Canada may jointly assign their rights and obligations under this Agreement, in their sole discretion, (i) to a *bona fide* lender as security, including as security for any guarantee granted by Countryside in respect of the obligations of its Affiliates to any third party or parties providing *bona fide* financing to such Affiliates, or (ii) any purchaser of all, or substantially all, of the assets of Countryside Canada and Countryside US. Upon any assignment by the Fund and Countryside Canada or the Administrator in accordance with this Section 6.01, the Fund, Countryside Canada, the Administrator and the applicable assignee shall execute and deliver such documents as are necessary to give effect to such assignment on the terms herein and as otherwise agreed between such parties.

6.02 Assistance with Administrator's Obligations

Subject to and in accordance with the terms and conditions herein contained, the Administrator may engage other Persons to assist it in the performance of any of its duties and obligations under this Agreement, including any Affiliate of the Administrator provided that such engagement shall not relieve the Administrator of the responsibility for ensuring the performance of its duties and obligations under this Agreement.

ARTICLE 7 – INDEMNIFICATION

7.01 Indemnification of Administrator

The Administrator, any Person who is serving or shall have served as a director, officer or employee of Administrator and its Affiliates and any Service Provider (collectively, the "**Administrator Indemnitees**") shall be indemnified and saved harmless by the Fund and Countryside Canada from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, counsel and accountants' fees) of whatsoever kind or nature (collectively, "**Claims**") incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related to the performance by the Administrator of its obligations under this Agreement, unless such Claims arise principally and directly from the fraud, wilful misconduct, dishonesty, bad faith or gross negligence of any of the Administrator Indemnitees.

The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or the Administrator Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such person.

7.02 Indemnification of Countryside

Subject to limitations on liability of the Administrator contained in this Agreement, the Fund and Countryside Canada and any Person who is serving or shall have served as a director, officer or employee of the Fund or Countryside Canada (the "**Countryside Indemnitees**") shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, counsel and accountants' fees) of whatsoever kind or nature (collectively, "**Countryside Claims**") incurred by, borne by or asserted against any of such indemnified parties which arise principally and directly from the fraud, wilful default or gross negligence of the Administrator or its Affiliates or any Service Provider in the performance of its obligations hereunder, unless such Countryside Claims arise from the fraud, wilful default or gross negligence on the part of a Countryside Indemnitee.

The foregoing right of indemnification shall not be exclusive of any other rights to which the Countryside Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.03 Method of Asserting Claims

(a) If a Party entitled to indemnification pursuant to the terms hereof (the "**Indemnified Party**") intends to seek indemnification under this Article 7 from the other Party (the "**Indemnifying Party**"), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the Indemnified Party pursuant to the terms of this Article 7 (and for which the Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices in a substantial manner the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.

(b) The Indemnifying Party, at its sole cost and expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be

sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination does not impose an injunction or other equitable relief, does not include an admission which is prejudicial to the Indemnified party and includes a release of the Indemnified Party from all liabilities arising out of such action, suit, proceeding, investigation or claim.

(c) Notwithstanding the foregoing:

(i) if the defendants in any such action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is reasonably advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or

(ii) if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable period of time;

then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party.

(d) Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party provided, for further certainty, that such counsel shall not, unless agreed by the Indemnifying Party, assume control of the negotiation, settlement or defence.

(e) Except to the extent expressly provided herein, no Indemnified Party shall settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Article 7 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

7.04 Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Article 7, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's actual out-of-pocket loss, net of any insurance proceeds or other amount recovered from any other Person.

7.05 Third Party Beneficiaries

Each of the Parties hereby acknowledges and agrees that the rights of indemnification provided for in this Article 7 shall not only be enforceable by the Parties hereto but shall be enforceable directly by each of the Administrator Indemnitees and the Countryside Indemnitees, and in this respect it is further acknowledged and agreed that:

(a) the Administrator is acting as agent and trustee for the Administrator Indemnitees as regards the covenants of Countryside, pursuant to Section 7.01, with respect to indemnification of the Administrator Indemnitees; and

(b) Countryside is acting as agent and trustee for the Countryside Indemnitees as regards the covenants of the Administrator, pursuant to Section 7.02, with respect to indemnification of the Countryside Indemnitees.

ARTICLE 8 – TERM

8.01 Term

Subject to the provisions of Article 9, this Agreement shall become effective as of the Effective Date and shall continue in full force and effect for so long as the Management Agreement remains in effect. Upon the termination of this Agreement pursuant to the provisions of Article 9 or the termination or non-renewal of the Management Agreement, this Agreement shall terminate.

8.02 Survival

Any obligation of the Parties pursuant to the terms hereof that accrued prior to the termination of the Agreement shall survive the termination of the Agreement, including, for further certainty, any payment obligations of the Fund or Countryside Canada in respect of amounts accrued to and in favour of the Administrator hereunder together with all indemnification obligations.

ARTICLE 9 – TERMINATION

9.01 Events of Default

(a) Upon the occurrence of any of the following events, Countryside shall be deemed to be in default of this Agreement, each of which shall be deemed to be an event of default (each, a "**Countryside Event of Default**"):

(i) the bankruptcy, insolvency or receivership of the Fund or Countryside Canada; or

(ii) a default by the Fund or Countryside Canada in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a Force Majeure event) which is not cured within 60 days of written notice being given by the Administrator to the Fund or Countryside Canada of the default, or if such default is not reasonably

capable of being cured within 60 days, the Fund or Countryside Canada, as applicable, has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days.

(b) Upon the occurrence of any of the following events, the Administrator shall be deemed to be in default of this Agreement, each of which shall be deemed to be an event of default (each, a "**Administrator Event of Default**"):

(i) the bankruptcy, insolvency or receivership of the Administrator;

(ii) fraud, wilful default or gross negligence committed by the Administrator; or

(iii) default by the Administrator in the performance of a material obligation under this Agreement (other than as a result of the occurrence of a Force Majeure event) which is not cured within 60 days of written notice being given by Countryside to the Administrator of the default, or if such default is not reasonably capable of being cured within 60 days, the Administrator has not taken all reasonable steps to cure such default as soon as possible thereafter but in any event within 128 days.

9.02 Termination Rights

(a) Upon the occurrence of an Countryside Event of Default, without recourse to legal process and without limiting any other rights or remedies which the Administrator may have at law or otherwise, the Administrator may immediately terminate this Agreement by delivery of a written notice of termination to the Fund and Countryside Canada.

(b) Upon the occurrence of a Administrator Event of Default, without recourse to legal process and without limiting any other rights or remedies which Countryside may have at law or otherwise, Countryside Canada and the Fund may immediately terminate this Agreement by prior written notice of such termination delivered to the Administrator.

(c) In addition to any other termination rights granted pursuant to this Section, any Party may terminate this Agreement concurrently with any termination of the Management Agreement. In the event that the Management Agreement is terminated and the Manager is entitled to be reimbursed its actual reasonable costs associated with such termination, the Administrator shall also be entitled to be reimbursed its actual reasonable costs associated with the termination of this Agreement.

9.03 Dispute as to the Occurrence of an Event of Default

Should a Party dispute in good faith that a Countryside Event of Default or a Administrator Event of Default, as the case may be, has occurred under this Article 9, such dispute shall be submitted to arbitration by the disputing Party (in accordance with the provisions of Article 11 hereof) no later than 20 Business Days following the event of default, or, in the

case of an event of default under Section 9.01(b)(ii), 20 Business Days from Administrator's receipt of notice from Countryside that it purports to have exercised its termination right, or in the case of a default under Section 9.01(a)(ii) or 9.01(b)(iii), the expiry of the applicable cure period.

9.04 Post Termination Arrangements

In the event of a termination of this Agreement under Section 9.02:

(a) the Administrator shall deliver to Countryside all books, records, accounts, documents, plans, systems, manuals and all copies thereof relating to the Business of Countryside, which it developed and maintained in connection with the performance of its obligations and duties associated with the provision of services pursuant to this Agreement except that the Administrator may retain one copy for archival purposes; and

(b) the Parties shall take all steps as may be reasonably required to complete any final accounting of amounts owing between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

ARTICLE 10 – FORCE MAJEURE

10.01 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be reasonably performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that:

(a) the occurrence of an event of Force Majeure affecting the Fund or Countryside Canada but not affecting the performance of the Administrator's obligations hereunder shall not relieve the Fund or Countryside Canada, if applicable, from its obligations to make payments in respect of expenses incurred by the Administrator for which it is obligated to reimburse the Administrator hereunder; and

(b) upon the occurrence of an event of Force Majeure affecting the Administrator, and during the continuance thereof (i) the Fund and, if applicable, Countryside Canada, shall continue to be obligated to make payment of all Expenses, whether incurred before or after the event of Force Majeure, and (ii) the Fund and, if applicable, Countryside Canada and their Affiliates shall continue to be obligated to make payment of all fees earned or accrued to the Administrator (including distributions under the LTIP Interests), including for the months in respect of which the event of Force Majeure occurred, as well as for the two months immediately following such months.

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure.

10.02 Notice

The Party seeking to invoke the benefit of Section 10.01 shall (a) give the other Party prompt written notice of the particulars of the event of Force Majeure and, if reasonably ascertainable, its expected duration, and (b) use its commercially reasonable efforts to remedy its inability to perform.

ARTICLE 11 – RESOLUTION OF DISPUTES AND ARBITRATION

11.01 Disputes

Where so provided in this Agreement, and in any other instance where agreed to in writing by the Parties, a dispute or disagreement of any kind or nature between the Parties arising out of or in connection with this Agreement (a "**Dispute**") will be resolved in accordance with this Article 11 to the extent permitted by law. If a Dispute occurs and, at the same time a dispute or disagreement under the Management Agreement arises involving the same or similar matters, one arbitration proceeding will be held to resolve the dispute under both Agreements and in such case, the Administrator and Countryside Ventures, LLC shall agree on a single arbitrator as their representative on the arbitration panel.

11.02 Arbitration

(a) Any Dispute required to be submitted to arbitration hereunder or which the Parties agree in writing to submit to arbitration hereunder, shall be presided over by three arbitrators, one chosen by Countryside, one chosen by the Administrator and one chosen by the Countryside appointee and Administrator appointee, pursuant to the procedure set forth in this Section 11.02 and pursuant to the provisions of the *Arbitration Act, 1991* (Ontario) (the "**Arbitration**"). If the provisions of this Section 11.02 are inconsistent with the provisions of the *Arbitration Act, 1991* (Ontario) and to the extent of such inconsistency, the provisions of this Section 11.02 shall prevail.

(b) Either Party may commence a proceeding for arbitration of a Dispute by making a demand for arbitration of a Dispute by sending a notice (the "**Arbitration Notice**") in writing to the other Party, setting forth the nature of the Dispute, the amount involved and the name of the arbitrator such initiating Party chooses as its nominee.

(c) Within 10 days after deemed receipt of the Arbitration Notice by the Party to whom it is sent, the other Party shall provide the name of the arbitrator such party chooses as its nominee and within a further five day period, the two arbitrators shall select a third arbitrator.

(d) Arbitration hearings shall be held in Toronto, Ontario, and shall commence no later than 30 days after the appointment of the third arbitrator in accordance with Section 11.02(c). The decision of the arbitrators shall be final, without appeal, and binding upon the Parties.

(e) Countryside Canada shall bear the costs and expenses of arbitrators, lawyers, consultants, advisors, witnesses and employees retained in any Arbitration provided that the Administrator's legal expenses shall only be paid by Countryside Canada so long as the Administrator's legal position is taken in good faith.

11.03 Continued Performance

Notwithstanding Article 9, during the period in which a Party may initiate the Dispute Resolution Procedures pursuant to Section 9.03 and during the conduct of Dispute resolution procedures pursuant to this Article 11, the Parties shall continue to perform their respective obligations under this Agreement and neither Party shall exercise any other remedies to resolve such Dispute.

ARTICLE 12 – GENERAL MATTERS

12.01 No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Administrator shall perform its duties and obligations under this Agreement as an independent contractor (with its duties and obligations as expressly provided herein) for and on behalf of the Fund, and if services are being provided to Countryside Canada at the request of Countryside Canada, Countryside Canada, and it is acknowledged and agreed that only where the Administrator undertakes execution of contracts or other instruments for and on behalf of the Fund or Countryside Canada, if applicable, may the Administrator then be acting as an agent of the Fund or Countryside Canada, if applicable, or their direct or indirect subsidiaries. In no circumstances shall the Administrator (or the Executives) be, or be deemed to be, a fiduciary or trustee for any Person, whether or not a Party, in connection with the discharge by the Administrator of such duties and obligations.

12.02 Licence to Use Name

Countryside hereby grants to the Administrator a licence to use the primary name of its publicly traded Affiliate, (currently "Countryside" and generally the "**Primary Name**") in its corporate name and grants a licence to conduct business using the Primary Name for so long as it remains the administrator of Countryside. In the event that the Administrator ceases to be the administrator of Countryside or its Affiliates and this Agreement terminates, this licence shall terminate. Within 30 days of the termination of this Agreement, the Administrator is required to change its name to remove the Primary Name from it and following the termination of this Agreement, the Administrator shall cease to conduct business under the Primary Name.

12.03 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns and, in the case of Countryside, approved by a majority of the directors who are independent of the Administrator.

12.04 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.05 Notice

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by reputable overnight courier, next business day delivery to the address for the Administrator or Countryside, as applicable, as set forth below. Any such notice or other communication so given and delivered hereunder shall be conclusively deemed to have been given or made and received on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a) To the Fund:

495 Richmond Street
Suite 920
London, ON
N6A 5A9

Attention: Chairman of the Board of Trustees
Fax No.: (519) 435-0396

(b) To Countryside Canada:

495 Richmond Street
Suite 920
London, ON
N6A 5A9

Attention: Chairman of the Board of Directors
Fax No.: (519) 435-0396

(c) To Administrator:

495 Richmond Street
Suite 920
London, ON
N6A 5A9

Attention: Chief Executive Officer

Fax No.: (519) 435-0396

12.06 Governing Law and Attornment

The provisions of this Agreement (including an arbitration pursuant to Section 11.02) shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Ontario. Each Party hereby attorns to and accepts the exclusive jurisdiction of such courts.

12.07 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

12.08 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the Parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

12.09 No Personal Liability

The Trustees, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Fund are, and shall be conclusively deemed to be, acting for and on behalf of the Fund, and not in their own personal capacities. None of the Trustees shall be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Fund or in respect to the affairs of the Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Agreement. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity. The Fund shall be solely liable therefor and resort shall be had solely to the property and assets of the Fund for payment or performance thereof. No Unitholder as such shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the obligations or the affairs of the Fund or the acts or omissions of the Trustees and all such persons shall look solely to the property and assets of the Fund for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Fund only shall be subject to levy or execution.

12.10 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived. Waivers by Countryside shall be approved by the directors of Countryside who are independent of the Administrator and its Affiliates.

12.11 Further Assurances

Each of Countryside and the Administrator shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

12.12 Time of the Essence

Time shall be of the essence in respect of this Agreement.

12.13 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

COUNTRYSIDE CANADA VENTURES INC.

Per: *"Allen Rothman"*

Name: Allen Rothman
Title: Director

COUNTRYSIDE POWER INCOME FUND

Per: *"James Sardo"*

Name: James Sardo
Title: Chairman

COUNTRYSIDE CANADA POWER INC.

Per: *"James Sardo"*

Name: James Sardo
Title: Chairman

COUNTRYSIDE
POWER INCOME FUND

COUNTRYSIDE CANADA POWER INC.

- and -

COUNTRYSIDE POWER INCOME FUND

- and -

CIBC MELLON TRUST COMPANY

TRUST INDENTURE

Providing for the Issue of Debentures

Dated November 14, 2005

Goodmans LLP

250 YONGE STREET
SUITE 2400
TORONTO, ONTARIO M5B 2M6

TABLE OF CONTENTS

Fax No.: (519) 435-0396

12.06 Governing Law and Attornment

The provisions of this Agreement (including an arbitration pursuant to Section 11.02) shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Ontario. Each Party hereby attorns to and accepts the exclusive jurisdiction of such courts.

12.07 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

12.08 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the Parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

12.09 No Personal Liability

The Trustees, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Fund are, and shall be conclusively deemed to be, acting for and on behalf of the Fund, and not in their own personal capacities. None of the Trustees shall be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Fund or in respect to the affairs of the Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Agreement. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity. The Fund shall be solely liable therefor and resort shall be had solely to the property and assets of the Fund for payment or performance thereof. No Unitholder as such shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the obligations or the affairs of the Fund or the acts or omissions of the Trustees and all such persons shall look solely to the property and assets of the Fund for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Fund only shall be subject to levy or execution.

12.10 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived. Waivers by Countryside shall be approved by the directors of Countryside who are independent of the Administrator and its Affiliates.

12.11 Further Assurances

Each of Countryside and the Administrator shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

12.12 Time of the Essence

Time shall be of the essence in respect of this Agreement.

12.13 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

COUNTRYSIDE CANADA VENTURES INC.

Per: *"Allen Rothman"*

Name: Allen Rothman
Title: Director

COUNTRYSIDE POWER INCOME FUND

Per: *"James Sardo"*

Name: James Sardo
Title: Chairman

COUNTRYSIDE CANADA POWER INC.

Per: *"James Sardo"*

Name: James Sardo
Title: Chairman

COUNTRYSIDE
POWER INCOME FUND

COUNTRYSIDE CANADA POWER INC.

- and -

COUNTRYSIDE POWER INCOME FUND

- and -

CIBC MELLON TRUST COMPANY

TRUST INDENTURE

Providing for the Issue of Debentures

Dated November 14, 2005

Goodmans LLP

250 YONGE STREET
SUITE 2400
TORONTO, ONTARIO M5B 2M6

TABLE OF CONTENTS

TRUST INDENTURE

THIS TRUST INDENTURE made as of the 14th day of November, 2005,

BETWEEN:

COUNTRYSIDE CANADA POWER INC., a corporation incorporated under and governed by the federal laws of Canada

(hereinafter referred to as "**Countryside Canada**")

- and -

COUNTRYSIDE POWER INCOME FUND, an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario

(hereinafter referred to as the "**Fund**")

- and -

CIBC MELLON TRUST COMPANY, a trust company authorized to carry on business in all of the provinces and territories of Canada

(hereinafter referred to as the "**Debenture Trustee**")

WITNESSES THAT:

WHEREAS Countryside Canada deems it advisable for its investment purposes to create and issue the Debentures to be created and issued in the manner as herein provided;

AND WHEREAS Countryside Canada, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS all necessary steps in relation to Countryside Canada have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the Debentures, when certified by the Debenture Trustee and issued as in this Indenture provided, legal, valid and binding obligations of Countryside Canada;

AND WHEREAS the Fund has certain obligations under this Indenture, including the obligation to deliver Units (as defined herein) to Countryside Canada in accordance with the provisions of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by Countryside Canada and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a) "**1933 Act**" means the *United States Securities Act* at 1933, as amended;

(b) "**90% Redemption Right**" has the meaning ascribed thereto in Section 2.4(i)(iv);

(c) "**Additional Debentures**" means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(d) "**Administrator**" means Countryside Canada Ventures Inc., the administrator of the Fund;

(e) "**Amended Credit Facility**" means the second amended and restated credit agreement in connection with a C$80,000,000 senior secured revolving term credit facility dated as of June 27, 2005 among, inter alia, Countryside Canada Acquisition Inc., as borrower, the Fund and the Toronto-Dominion Bank, as agent, as such agreement may be modified, amended, revised, restated, assigned and replaced from time to time and at any time;

(f) "**Applicable Securities Legislation**" means applicable securities laws (including rules, regulations, policies and instruments) in each of the provinces and territories of Canada;

(g) "**Beneficial Holder**" means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(h) "**Business Day**" means any day other than a Saturday, Sunday statutory holiday in Toronto, Ontario;

(i) "**Canadian Dollars**" or "**C$**" means the lawful money in Canada;

(j) "**Certificate of the Manager**" means a written certificate signed by any one of the Chief Executive Officer and Chief Financial Officer of the Manager;

(k) "**Change of Control**" means (i) the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control of or direction over an aggregate of 66-⅔% or more of the issued and outstanding Units (after giving effect to the conversion or exchange of securities convertible into, exchangeable for or otherwise carrying the right to acquire Units), or (ii) Countryside Canada ceasing to be a wholly-owned Subsidiary of the Fund;

(l) "**Change of Control Notice**" has the meaning attributed to it in Section 2.4(i)(ii);

(m) "**Counsel**" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by Countryside Canada and acceptable to the Debenture Trustee, acting reasonably;

(n) "**Countryside Canada**" has the meaning attributed to it in the recitals;

(o) "**Countryside Canada Notes**" means the 10.95% unsecured, subordinated notes issued by Countryside Canada to the Fund pursuant to an indenture dated April 8, 2004 between Countryside Canada and CIBC Mellon Trust Company;

(p) "**Current Market Price**" means the weighted average price per Unit, converted to U.S. Dollars, for the 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Units are not listed thereon, on such stock exchange on which the Units are listed as may be selected for such purpose by the Trustees and approved by the Debenture Trustee, or if the Units are not listed on any stock exchange, then on the over-the-counter market). The weighted average price in U.S. Dollars shall be determined by dividing the aggregate sale price of all Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days (with the sale price for each trading date converted into U.S. Dollars based on the Bank of Canada noon exchange rate on such trading day), by the total number of Units so sold;

(q) "**Date of Exchange**" has the meaning ascribed thereto in Section 7.4(b);

(r) "**Debenture Liabilities**" has the meaning ascribed thereto in Section 6.1;

(s) "**Debenture Trustee**" means CIBC Mellon Trust Company and includes any successor or successors or any other trustee subsequently appointed pursuant to Section 16.2;

(t) "**Debentureholders**" or "**holders**" means the Persons for the time being entered in the register for Debentures as registered holders of Debentures;

(u) "**Debentures**" means the debentures, notes or other evidence of indebtedness of Countryside Canada issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(v) "**Declaration of Trust**" means the declaration of trust dated February 16, 2004 pursuant to which the Fund was created, as same has been and may further be amended, modified, supplemented, replaced or restated from time to time;

(w) "**Depository**" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the Person designated as depository by Countryside Canada pursuant to Section 2.6(a) until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "**Depository**" shall mean each Person who is then a depository hereunder, and if at any time there is more than one such Person, "**Depository**" as used with respect to

the Debentures of any series shall mean each depository with respect to the Global Debentures of such series and, in the case of the Initial Debentures, the Depository shall initially be the Canadian Depository for Securities Limited ("**CDS**");

(x) "**Depository Participant**" means a broker, dealer, bank, other financial institution or other person for whom from time to time, a Depository effects book entries for a Global Debenture deposited with the Depository;

(y) "**Directors**" means the directors of Countryside Canada on the date hereof or such directors as may, from time to time, be appointed or elected directors of Countryside Canada pursuant to Countryside Canada's articles and by-laws, and applicable laws, and "**Director**" means any one of them, and reference to action by the Directors means action by the Directors as a board;

(z) "**ERISA**" means the *United States Employee Retirement Income Security Act of 1974*, as amended, or any successor statute;

(aa) "**Event of Default**" has the meaning ascribed thereto in Section 9.1;

(bb) "**Exchange Price**" means the C$10.75 amount for which each Unit may be issued from time to time upon the exchange of Debentures or any series of Debentures which are by their terms exchangeable in accordance, or as otherwise may be adjusted, with the provisions of Article 7;

(cc) "**Extraordinary Resolution**" has the meaning ascribed thereto in Section 14.12;

(dd) "**Freely Tradeable**" means, in respect of trust units of any class in the capital of any trust or shares of any class in the capital of any corporation, trust units or shares, as the case may be, which (i) may be issued without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a control person (as defined in the Applicable Securities Legislation);

(ee) "**Fully Registered Debentures**" means Debentures registered as to both principal and interest;

(ff) the "**Fund**" means Countryside Power Income Fund;

(gg) the "**Fund's Auditors**" or "**Auditors of the Fund**" means an independent firm of chartered accountants duly appointed as auditors of the Fund;

(hh) "**generally accepted accounting principles**" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants;

(ii) "**Global Debenture**" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(jj) "**Government Obligations**" means securities issued or guaranteed by the Government of Canada or any province or territory thereof, or a Canadian chartered bank as directed by Countryside Canada, provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service;

(kk) "**Initial Debentureholders**" means the Persons for the time being entered into the register of Debentures as registered holders of the Initial Debentures;

(ll) "**Initial Debentures**" means the Debentures designated as "6.25% Exchangeable Unsecured Subordinated Debentures" and described in Section 2.4;

(mm) "**Interest Obligation**" means the obligation of Countryside Canada to pay interest on the Debentures, as and when the same becomes due;

(nn) "**Interest Payment Date**" means a date specified in a Debenture as the date on which an instalment of interest on such Debenture shall become due and payable;

(oo) "**Manager**" means Countryside Ventures, LLC, the manager of Countryside Canada;

(pp) "**Maturity Account**" means an account or accounts required to be established by Countryside Canada (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(qq) "**Maturity Date**" for a Debenture means the date of maturity for such Debenture as prescribed in this Indenture or in any supplement hereto;

(rr) "**Offering**" means the public offering by short form prospectus dated October 27, 2005 of US$55,000,000 aggregate principal amount of Initial Debentures;

(ss) "**Ordinary Resolution**" has the same meaning as "Extraordinary Resolution" except that references in the latter to "66⅔%" shall become references to "a majority" for the purposes of defining "Ordinary Resolution";

(tt) "**Periodic Offering**" means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption and exchange provisions, if any, with respect thereto, are to be determined by Countryside Canada upon the issuance of such Debentures from time to time;

(uu) "**Person**" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(vv) "**Proceedings**" means any action, suit, remedy or proceeding (whether judicial or extra-judicial) against Countryside Canada or any of its Subsidiaries, or any of their respective property, assets or undertaking, to collect or enforce payment of the principal of, premium, if any, and interest on any or all of the Debentures or any other amounts owing under the Debentures or this Trust Indenture or to enforce performance of any other covenants or obligations of Countryside Canada under this Trust Indenture or any of the Debentures (including, without limitation, any action or proceedings for payment under the Debentures, the appointment of a liquidator or receiver of Countryside Canada or any of its Subsidiaries or any of its property, assets or undertaking or the winding up of Countryside Canada or any of its Subsidiaries or any proceeding to petition Countryside Canada or any of its Subsidiaries into bankruptcy);

(ww) "**Put Date**" has the meaning ascribed thereto in Section 2.4(i)(i);

(xx) "**Put Price**" has the meaning ascribed thereto in Section 2.4(i)(i);

(yy) "**Put Right**" has the meaning ascribed thereto in Section 2.4(i)(i);

(zz) "**Redemption Date**" has the meaning ascribed thereto in Section 5.3;

(aaa) "**Redemption Notice**" has the meaning ascribed thereto in Section 5.3;

(bbb) "**Redemption Price**" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture;

(ccc) "**Senior Creditor**" means a holder or holders of Senior Secured Indebtedness and includes any representative or representatives or trustee or trustees of any such holder or holders;

(ddd) "**Senior Secured Indebtedness**" shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all secured indebtedness, liabilities and obligations of Countryside Canada, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by Countryside Canada of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any other secured liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Subsidiary of Countryside Canada, for payment of which Countryside Canada is responsible or liable, whether absolutely or contingently;

(ii) all obligations of Countryside Canada or any Subsidiary under (A) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (B) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices;

(iii) all indebtedness, liabilities and obligations under the guarantee(s) now or at any time hereafter granted by Countryside Canada or any of its Subsidiaries in respect of the obligations, liabilities and indebtedness under the Senior Credit Agreements; and

(iv) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations,

unless in each case it is provided by the terms of the instrument creating or evidencing such secured indebtedness, liabilities or obligations that such secured indebtedness, liabilities or obligations are not superior in right of payment to Debentures which by their terms are subordinated, which for greater certainty includes the Initial Debentures; and "**Senior Secured Indebtedness**" shall, in all events, include all of the obligations of the borrower, issuer and/or guarantor under the Amended Credit Facility;

(eee) "**Senior Security**" means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, granted by Countryside Canada and its Subsidiaries and held by or on behalf of any Senior Creditor and in any manner securing any Senior Secured Indebtedness;

(fff) "**Shareholders**" means the holders from time to time of the Shares;

(ggg) "**Shares**" means shares in the capital of Countryside Canada, as such shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such other similar transaction, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales, conveyances, liquidations, dissolutions, windings-up or similar transactions, then "**Shares**" shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or such other similar transaction;

(hhh) "**Subordinated Intercompany Debt**" means the intercompany debt of the Fund and its Subsidiaries, including, but not limited to, the Countryside Canada Notes;

(iii) "**Subsidiary**" shall have the meaning ascribed thereto in the *Securities Act* (Ontario), as amended at the date hereof;

(jjj) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time;

(kkk) "**this Indenture**", "**this Trust Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(lll) "**Time of Expiry**" means the time of expiry of certain rights with respect to the exchange of Debentures under Article 7 which is to be set forth for each series of Debentures which by their terms are to be exchangeable;

(mmm) "**Total Put Price**" has the meaning ascribed thereto in Section 2.4(i)(i);

(nnn) "**trading day**" means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(ooo) "**Trustees**" means the trustees of the Fund on the date hereof or such trustees as may, from time to time, be appointed or elected trustees of the Fund pursuant to the Declaration of Trust, and "**Trustee**" means any one of them, and reference to action "by the Trustees" means action by the Trustees as a board;

(ppp) "**TSX**" means the Toronto Stock Exchange or its successor or successors;

(qqq) "**Underwriters**" means, with respect to the Initial Debentures, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., and National Bank Financial Inc., and with respect to any Additional Debentures of Countryside Canada, those Persons or that Person that agrees to purchase, as a security issue, on a fixed date at a fixed price, Additional Debentures of Countryside Canada with a view to public distribution of such Additional Debentures;

(rrr) "**Unit Bid Request**" means a request for bids to purchase Units (to be issued by the Fund and delivered by Countryside Canada on the Unit Delivery Date) made by the Debenture Trustee in accordance with the Unit Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate net proceeds from such issue and sale of Units which, together with the cash payments by Countryside Canada, if any, equal the Interest Obligation;

(sss) "**Unit Delivery Date**" means a date not less than one Business Day prior to the applicable Interest Payment Date, upon which Units are delivered by Countryside Canada to the Debenture Trustee for sale pursuant to Unit Purchase Agreements (together with the cash payments by Countryside Canada, if any, required to be made in order to pay in full the applicable Interest Obligation);

(ttt) "**Unit Interest Payment Election**" means an election by Countryside Canada to raise funds to satisfy all or part of an Interest Obligation on the applicable Interest Payment

Date by the delivery of Units in the manner described in the Unit Interest Payment Election Notice;

(uuu) "**Unit Interest Payment Election Amount**" means the sum of (i) the amount of the aggregate net proceeds resulting from the sale of Units on the Unit Delivery Date pursuant to acceptable bids obtained pursuant to the Unit Bid Request; and (ii) the cash payments by Countryside Canada, if any, including any cash amount paid by Countryside Canada in respect of fractional Units pursuant to Section 11.1(g), which sum shall be equal to the aggregate amount of the Interest Obligation in respect of which the Unit Interest Payment Election Notice was delivered;

(vvv) "**Unit Interest Payment Election Notice**" means a written notice made by Countryside Canada to the Debenture Trustee specifying:

(i) the Interest Obligation to which the election relates;

(ii) the Unit Interest Payment Election Amount;

(iii) the investment banks, brokers or dealers (i) through which the Debenture Trustee shall seek bids to purchase the Units and the conditions of such bids, which may include the minimum number of Units, minimum price per Unit, timing for closing for bids and such other matters as Countryside Canada may specify, or (ii) with which Countryside Canada will establish an account or accounts for the purpose of selling Units; and

(iv) that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by Countryside Canada only those bids which comply with such notice;

(www) "**Unit Proceeds Investment**" has the meaning attributed thereto in Section 11.1(h);

(xxx) "**Unit Purchase Agreement**" means an agreement in customary form among Countryside Canada, the Debenture Trustee and the Persons making acceptable bids pursuant to a Unit Bid Request, providing for the purchase of Units, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Units are then listed;

(yyy) "**Unitholders**" means the holders from time to time of the Units;

(zzz) "**Units**" means trust units of the Fund, as such trust units are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such other similar transaction, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales, conveyances, liquidations, dissolutions, windings-up or similar transactions, then, subject to

adjustments, if any, having been made in accordance with the provisions of Section 7.5, "**Units**" shall mean the units or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or such other similar transaction;

(aaaa) "**U.S.**" means the United States of America, its territories and possessions and States of the U.S.;

(bbbb) "**U.S. Dollars**" or "**US$**" means the lawful money in the U.S.;

(cccc) "**U.S. Plan Assets**" means any underlying assets described in clause (iii) of the definition of "**U.S. Retirement Plan**" and any assets of any "employee benefit plan" or "plan" described in clause (i) or (ii) of such definition;

(dddd) "**U.S. Retirement Plan**" means (i) any "employee benefit plan", as defined in Section 3 of ERISA that is subject to Title I of ERISA, (ii) any "plan", as defined in and subject to Section 4975 of the U.S. Tax Code, and (iii) any other entity which may be deemed (pursuant to ERISA, regulations of the United States Department of Labor or otherwise) to hold at any time assets of any such "employee benefit plan" or "plan" for any purpose of ERISA or Section 4975 of the U.S. Tax Code;

(eeee) "**U.S. Retirement Plan Debentures**" has the meaning ascribed thereto in Section 3.2;

(ffff) "**U.S. Retirement Plan Holder**" has the meaning ascribed thereto in Section 3.2;

(gggg) "**U.S. Retirement Plan Prohibition**" has the meaning ascribed thereto in Section 3.2;

(hhhh) "**U.S. Tax Code**" means the *United States Internal Revenue Code of 1986*, as amended, or any successor statute;

(iiii) "**Voting Shares**" means shares or units of capital stock of any class of any legal entity carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares or units which only carry the right to vote conditionally on the happening of an event shall not be considered voting shares whether or not such event shall have occurred, nor shall any shares or units be deemed to cease to be voting shares solely by reason or a right to vote accruing to shares or units of another class or classes by reason of the happening of such event; and

(jjjj) "**Written Direction of the Manager**" means an instrument in writing signed by any one of the Chief Executive Officer or Chief Financial Officer of the Manager.

1.2 Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, exchanged or redeemed or delivered to the Debenture

Trustee for cancellation, exchange or redemption or monies and/or Units or other securities, as the case may be, for the payment thereof shall have been set aside under Section 10.2, provided that:

(a) Debentures which have been partially redeemed, purchased or exchanged shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unexchanged part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by Countryside Canada or a Subsidiary of Countryside Canada shall be disregarded except that:

(i) for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded;

(ii) Debentures so owned which have been pledged in good faith other than to Countryside Canada or a Subsidiary of Countryside Canada shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his or her discretion free from the control of Countryside Canada or a Subsidiary of Countryside Canada; and

(iii) Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, respectively, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections, subsections or clauses refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d) words and terms denoting inclusiveness (such as "**include**" or "**includes**" or "**including**"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4 Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Countryside Canada hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

1.7 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of the United States of America unless otherwise expressed.

1.8 Invalidity, etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A, be drawn up in the English language only.

Les parties aux présentes reconnaissent avoir accepté et demandé que le présent acte de fiducie et tous les documents s'y rapportant, y compris, sans restreindre la portée générale de ce qui précède, le formulaire de débenture joint aux présentes à titre d'annexe A, soient rédigés en langue anglaise seulement.

1.10 Successors and Assigns

All covenants and agreements in this Indenture by Countryside Canada and the Fund shall bind their respective successors and assigns, whether expressed or not.

1.11 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures (and each such person who becomes a holder of Debentures), the Manager, the Administrator and (to the extent provided in Section 9.11) the holders of Units or Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 Time of Essence

Time shall be of the essence of this Indenture.

1.13 All Payments Net of Taxes

Any and all payments to be made pursuant to this Indenture of or on account of principal of and premium, if any, and interest on the Debentures (including upon redemption, purchase or exchange of the Debentures) or of any other amount, whether paid or payable in money, Units or other securities or property, shall be made subject to the deduction of any and all applicable taxes or withholdings.

1.14 References to Acts of the Fund or the Administrator of the Fund

For greater certainty, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Fund is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the Trustees. Further, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Fund is party, to a resolution of the Administrator of the Fund, such reference shall be construed and applied for all purposes as if it referred to a resolution of the Administrator, in its capacity as administrator on behalf of the Fund, approved in accordance with the Fund Indenture and the management and administration agreement dated September 26, 2005 between the Fund, Countryside Canada and the Administrator.

1.15 No Recourse

The parties hereto acknowledge that the Trustees and the Administrator are entering into this agreement solely in their capacity as trustees and administrator, respectively, on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon any of the trustee of the Fund, the Administrator or any of the Unitholders of the Fund or any annuitant or beneficiary under a registered retirement savings plan, registered retirement income find, registered education savings plan or deferred profit sharing plan or any other plan of which a Unitholder is a trustee or carrier (an "**Annuitant**") and that any recourse against the Fund, a Trustee, the Administrator or any Unitholder or Annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise *tortious* behaviour, shall be limited to, and satisfied only out of, the Fund Property as defined in the Fund Indenture.

1.16 Schedules

The following Schedules form part of this Indenture:

Schedule "A"	–	Form of Debenture
Schedule "B"	–	Form of Redemption Notice
Schedule "C"	–	Form of Maturity Notice
Schedule "D"	–	Form of Notice of Exchange
Schedule "E"	–	Form of Declaration for Removal of Legend
Schedule "F"	–	Form of Put Exercise Notice

ARTICLE 2
THE DEBENTURES

2.1 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but; provided, however that Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a) the designation of the Debentures of the series (which need not include the term "**Debentures**"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b) any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 4.2, 4.3 and 4.6);

(c) the date or dates on which the principal of the Debentures of the series is payable;

(d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f) the right, if any, of Countryside Canada to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation, if any, of Countryside Canada to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i) subject to the provisions of this Indenture, any trustees, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j) any other events of default or covenants with respect to the Debentures of the series;

(k) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable, in whole or in part, for securities of any Person;

(l) the form and terms of the Debentures of the series;

(m) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name, or whose nominee's name, the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 4.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n) if other than U.S. currency, the currency in which the Debentures of the series are issuable; and

(o) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the Directors, Certificate of the Manager or in an indenture supplemental hereto. Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the Directors, Certificate of the Manager or in an indenture supplemental hereto.

2.3 Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the Directors (as set forth in a resolution of the Directors or to the extent established pursuant to, rather than set forth in, a resolution of the Directors, in a Certificate of the Manager detailing such establishment) or in one or more indentures supplemental hereto, in each case, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law, or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the Directors or authorized officer(s) of the Manager executing such Debentures, as conclusively evidenced by his or her execution of such Debentures. The Debenture Trustee shall not be required to ensure compliance with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage in connection with the issue, transfer or exchange of the Debentures. The responsibility for compliance with the foregoing shall be that of Countryside Canada or the holder, as applicable.

2.4 Form and Terms of Initial Debentures

(a) The first series of Debentures (the "**Initial Debentures**") authorized for issue immediately is limited to an aggregate principal amount of US$55,000,000 and shall be designated as "**6.25% Exchangeable Unsecured Subordinated Debentures**".

(b) The Initial Debentures shall be dated as of the date of closing of the Offering, shall mature on October 31, 2012 and shall bear interest from the date of issue at the rate of 6.25% per annum, payable in equal semi-annual payments in arrears on April 30 and October 31 in each year, the first such payment to fall due, subject as hereinafter provided, on April 30, 2006 and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption of the Initial Debentures), subject as hereinafter provided, to fall due on the Maturity Date or the earlier date of redemption, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, the first interest payment will include interest accrued from and including November 14, 2005 to, but excluding, April 30, 2006, which will be equal to $28.60 for each US$1,000 principal amount of the Initial Debentures.

(c) The Initial Debentures will be redeemable at the option of Countryside Canada in accordance with the terms of Article 5, provided that the Initial Debentures will not be redeemable on or prior to October 31, 2008, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. After October 31, 2008 and prior to October 31, 2010, the Initial Debentures may be redeemed in whole or in part from time to time at the option of Countryside Canada on notice as provided for in Section 5.3, provided that the Current Market Price on the day preceding the date on which such notice of redemption is given is at least 125% of the Exchange Price and Countryside Canada shall have provided to the

Debenture Trustee a Certificate of the Manager confirming such Current Market Price. In such circumstances, the Initial Debentures will be redeemable at a price equal to their principal amount plus accrued and unpaid interest. On and after October 31, 2010, the Debentures will be redeemable prior to the Maturity Date in whole or in part from time to time at the option of Countryside Canada on notice as provided in Section 5.3, and irrespective of the Current Market Price, at a price equal to the principal amount thereof plus accrued and unpaid interest to but excluding the Redemption Date. The Redemption Notice for the Initial Debentures shall be substantially in the form of Schedule B.

(d) The Initial Debentures will be subordinated to the Senior Secured Indebtedness in accordance with the provisions of Article 6. Countryside Canada and the Fund covenant and agree that the Initial Debentures will be senior to all existing and future Subordinated Intercompany Debt and any debt issued by Countryside Canada or any of its Subsidiaries to holders of the Units, such that no payment of principal on any such debt shall be made nor shall any trustee or holders thereof be entitled to demand, accelerate, institute Proceedings, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of payment of principal until such time as: (i) the obligations under the Initial Debentures shall have been indefeasibly paid in full in cash; or (ii) all of the Initial Debentures have been exchanged in accordance with Article 7.

(e) Upon and subject to the provisions and conditions of Article 7, the holder of each Initial Debenture shall have the right, at such holder's option, at any time prior to the earlier of the close of business on the Maturity Date and the last Business Day immediately preceding the Redemption Date specified by Countryside Canada for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(c) and 5.3 (the earlier of which will be the "**Time of Expiry**" for the purposes of Article 7 in respect of the Initial Debentures), to exchange the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is US$1,000 or an integral multiple thereof, of the principal amount of such Debenture into Units at the Exchange Price in effect on the Date of Exchange (as defined in Section 7.4(b)).

The Exchange Price in effect on the date hereof for each Unit to be issued upon the exchange of Initial Debentures shall be equal to C$10.75 per Unit being an exchange ratio of 109.4884 Units for each US$1,000 principal amount of Initial Debentures so exchanged. No adjustment will be made for dividends or distributions on Units issuable upon exchange or for interest accrued or accruing on Initial Debentures surrendered for exchange. Holders exchanging their Initial Debentures will receive interest which has accrued but not been paid from the most recently completed Interest Payment Date to, but not including, the Date of Exchange. The Exchange Price applicable to, and the Units, securities or other property receivable on the exchange of, the Initial Debentures is subject to adjustment pursuant to the provisions of Section 7.5.

(f) On redemption or on maturity of the Initial Debentures, Countryside Canada may, at its option and subject to the provisions of Section 5.6 and Section 5.10 as applicable, and subject to regulatory approval, if required, elect to satisfy its obligation to pay the

principal amount of the Initial Debentures, in whole or in part, by delivering to the holders of Initial Debentures, Freely Tradeable Units. If Countryside Canada elects to exercise such option, it shall deliver a Redemption Notice or a maturity notice (the "**Maturity Notice**"), as the case may be, to the holders of the Initial Debentures in the form of Schedule B or Schedule C, as applicable.

(g) The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000 and the Debenture Trustee is hereby appointed as registrar and transfer agent for the Initial Debentures. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Directors or an officer of the Manager of executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by his or her execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Directors or as specified in a Certificate of the Manager. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Initial Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depository (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 4.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 4.2.

(h) Upon and subject to the provisions and conditions of Article 11, Countryside Canada may elect, from time to time, to raise funds to satisfy all or part of an Interest Obligation on the Initial Debentures on any Interest Payment Date by delivering Units to the Debenture Trustee for sale through the facilities of a registered broker/dealer.

(i) Upon the occurrence of a Change of Control and subject to the provisions and conditions of this Section 2.4(i) and Article 6, Debentureholders have a right to require Countryside Canada to purchase their Initial Debentures. The terms and conditions of such right are set forth below.

(i) Upon the occurrence of a Change of Control, each holder of Initial Debentures shall have the right (the "**Put Right**") to require Countryside Canada to purchase, on the date (the "**Put Date**") which is 30 days following the date upon which the Debenture Trustee delivers a Change of Control

Notice (as defined below) to the holders of Initial Debentures, all or any part of such holder's Initial Debentures at a price equal to 101% of the principal amount thereof (the "**Put Price**") plus accrued and unpaid interest, if any, on such Initial Debenture up to, but excluding, the Put Date (collectively, the "**Total Put Price**").

(ii) Countryside Canada will, as soon as practicable, and in any event no later than two Business Days after the occurrence of a Change of Control, give written notice to the Debenture Trustee of the Change of Control. Such written notice of Countryside Canada shall state whether the Total Put Price will be payable in cash or satisfied, in whole or in part, by the issuance of Units as contemplated in Subsection 2.4(i)(xi). The Debenture Trustee will, as soon as practicable thereafter, and in any event no later than four Business Days after receiving notice from Countryside Canada of the Change of Control, provide written notice to the holders of Initial Debentures of the Change of Control (a "**Change of Control Notice**"). The Change of Control Notice shall include a description of the Change of Control, details of the Debentureholders' Put Right under the terms of the Indenture, details regarding whether the Total Put Price is to be paid in cash or, in whole or in part, in Units, a statement that each holder will be entitled to withdraw his election to require Countryside Canada to purchase if the Debenture Trustee receives, no later than the close of business on the third Business Day immediately preceding the Put Date, a facsimile transmission or letter setting forth the name of such holder, the principal amount of the Initial Debentures tendered for purchase and a statement that such holder is withdrawing his election to have the Initial Debentures purchased and a description of the rights of Countryside Canada to redeem untendered Initial Debentures in accordance with Section 2.4(i)(iv) hereof.

(iii) To exercise the Put Right, the Debentureholder, must deliver to the Debenture Trustee, not less than five Business Days prior to the Put Date, written notice of the holder's exercise of such right in the form attached as Schedule F.

(iv) If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date Countryside Canada provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Put Right on the Put Date, Countryside Canada shall have the right upon written notice provided to the Debenture Trustee prior to the Put Date, to redeem all the remaining outstanding Initial Debentures on the Put Date at the Total Put Price (the "**90% Redemption Right**").

(v) Upon receipt of notice that Countryside Canada shall exercise the 90% Redemption Right and acquire the remaining Initial Debentures, the Debenture Trustee shall as soon as reasonably practicable provide written notice to all Debentureholders that did not previously exercise the Put Right that:

(A) Countryside Canada has exercised the 90% Redemption Right and will purchase all outstanding Initial Debentures on the Put Date at the Total Put Price, including a calculation of such holder's Total Put Price;

(B) they must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that exercised the Put Right and the Depository shall make notations on the Global Debenture of the principal amount thereof so transferred; and

(C) the rights of such holder under the terms of the Initial Debentures shall cease as of the Put Date provided Countryside Canada has paid the Total Put Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive the Total Put Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(vi) subject to Section 2.4(i)(xi), Countryside Canada shall, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Put Date, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, by electronic transfer of funds, such sums of money, as may be sufficient to pay the Total Put Price of the Initial Debentures to be purchased or redeemed by Countryside Canada on the Put Date, provided Countryside Canada may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque for such amounts required under this Section 2.4(i)(vi). Countryside Canada shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses that may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Put Price to which they are entitled on Countryside Canada's purchase or redemption.

(vii) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(i) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Put Price, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

(viii) Initial Debentures for which holders have exercised the Put Right and Initial Debentures which Countryside Canada has elected to redeem in accordance with the 90% Redemption Right shall become due and payable at the Total Put Price on the Put Date, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Put Date, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(ix) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(i) shall fail on or before the Put Date so to surrender such holder's Initial Debenture or shall not within such time accept payment of the money payable, or take delivery of certificates representing any Units issuable in respect thereof; or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Initial Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, or take delivery of the certificates so deposited, upon surrender and delivery up of such holder's Initial Debenture, of the Total Put Price. In the event that any money, or certificates, required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of the Total Put Price shall remain so deposited for a period of ten years from the Put Date, then such monies or certificates shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to Countryside Canada and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them.

(x) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(xi) Notwithstanding any other provision of this Indenture, Countryside Canada shall be entitled at its option, subject to regulatory approval, to deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, in lieu of all or any portion of the cash which would otherwise be required to be deposited with the Debenture Trustee hereunder in payment of the Put Price, Freely Tradeable Units for purposes of making payment of all or any portion of the Put Price. If Countryside Canada elects to pay the Put Price in Freely Tradeable Units, the number of such Freely Tradeable Units will be determined by dividing the Put Price by 95% of the Current Market Price in effect on the Put Date, and then multiplying the quotient by the fraction of the Put Price to be satisfied by Freely Tradeable Units. No fractional Units shall be delivered as payment of the Put Price but in lieu thereof Countryside Canada shall satisfy fractional interests by a cash payment equal to the relevant fraction of the fractional interest in a Unit multiplied by the Current Market Price of the Units in effect on the Put Date. In all other respects, in paying the Put Price Countryside Canada shall be subject to the requirements of Subsection 2.4(i)(vi) and the Debenture Trustee shall, in making payment to holders of such Initial Debentures pursuant to Subsection 2.4(i)(vi) of the Put Price, make payment using such Freely Tradeable Units. Solely for purposes of this Subsection 2.4(i)(xi), the term "**Current Market Price**" as set forth in Section 1.1 shall be modified to provide that if the Units are not at the relevant time listed on any stock

exchange or traded on the over-the-counter market, the Current Market Price shall be the fair market value of the Units as determined by Countryside Canada or the Manager acting reasonably. If Countryside Canada exercises its right pursuant to this Subsection 2.4(i)(xi) to deliver Freely Tradeable Units, the provisions of paragraphs (c) to (i) inclusive of Section 5.10 shall apply, *mutatis mutandis*.

(j) The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5 Certification and Delivery of Additional Debentures

Countryside Canada may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section 2.5 whereupon the Debenture Trustee shall certify such Additional Debentures and cause the same to be delivered in accordance with the Written Direction of the Manager referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Manager. The maturity date, issue date, interest rate (if any) and any other terms of the Additional Debentures of such series shall be set forth in a supplemental indenture or determined by or pursuant to such Written Direction of the Manager and procedures. In certifying such Additional Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) a Certificate of the Manager and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures are established;

(b) a Written Direction of the Manager, addressed to the Debenture Trustee, requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Additional Debentures of a series subject to a Periodic Offering:

(i) such Written Direction of the Manager may be delivered by Countryside Canada to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures of such series for certification and delivery;

(ii) the Debenture Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Manager or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Manager; and

(iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Manager or pursuant to such procedures;

(c) an opinion of Counsel that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d) a Certificate of the Manager, addressed to Debenture Trustee, certifying that Countryside Canada is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 16.5), have been complied with subject to the delivery of any documents or instruments specified in such Certificate of the Manager and that no Event of Default exists or will exist upon such certification and delivery.

2.6 Issue of Global Debentures

(a) Countryside Canada may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by Countryside Canada in the Written Direction of the Manager delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Manager shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii) be delivered to such Depository or pursuant to such Depository's instructions; and

(iii) bear a legend substantially to the following effect:

> "This Debenture is a Global Debenture within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one Director of Countryside Canada or authorized officer or director of the Manager holding office at the

time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a Director of Countryside Canada or authorized officer or director of the Manager may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon Countryside Canada and entitled to the benefits of this Indenture.

2.8 Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of Countryside Canada and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.9 Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, Countryside Canada may issue and the Debenture Trustee may certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or Countryside Canada may execute and the Debenture Trustee may certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and Countryside Canada may deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as Countryside Canada, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after Countryside Canada shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by Countryside Canada or the Debenture Trustee to the holders of such interim or temporary Debentures

or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed and in the absence of Countryside Canada's receipt of any notice that such Debenture has been acquired by a *bona fide* purchaser, Countryside Canada, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. The new or substituted Debenture may have endorsed upon it the fact that it is in replacement of a previous Debenture. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to Countryside Canada and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture and such other documents as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Concerning Interest

(a) Subject to Section 2.4(b) with respect to the calculation of interest in respect of the initial interest payment to be paid on the Initial Debentures, all Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from their issue date, or (ii) from and including the last Interest Payment Date in respect of which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from their issue date or from and including the last Interest Payment Date in respect of which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days lapsed in the relevant interest period. Interest payable in a calendar year shall be payable in equal semi-annual payments in arrears on April 30 and October 31 in each year. Interest on all Debentures issued hereunder shall cease to accrue on, but not including, the Maturity Date for such Debentures, unless, upon due presentation, payment of principal or delivery of amounts payable or deliverable hereunder and payment of any accrued and unpaid interest or other amounts payable hereunder is improperly withheld or refused; provided that, in respect of the first interest payment after the original issuance thereof, each Debenture of a series shall bear interest from the later of the issue date of such Debenture and the last Interest Payment Date preceding the issuance of such Debenture.

(b) Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days. Subject to Section 2.4(b) in respect of the method for calculating

the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12 Debentures to Rank *Pari Passu*

The Debentures will be direct unsecured obligations of Countryside Canada. Each Debenture of the same series of Debentures will rank *pari passu* with each other Debenture of the same series (regardless of their actual date or terms of issue) and senior to all Subordinated Intercompany Debt. The payment of the principal of, and interest on, the Debentures shall, as provided in Article 6, be subordinated and postponed in right of payment to all Senior Secured Indebtedness (including all payments thereunder).

2.13 Payments of Amounts Due on Maturity

Except as may otherwise be provided in this Indenture or any supplemental indenture in respect of any series of Debentures, payments of amounts due upon maturity of the Debentures will be made in the following manner. Countryside Canada will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, Countryside Canada will deposit in the applicable Maturity Account an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount and premium (if any), together with any accrued and unpaid interest thereon less any tax required by law to be deducted), provided Countryside Canada may elect to satisfy this requirement by providing the Debenture Trustee with one or more certified cheques, or with funds by electronic transfer, for such amounts required under this Section 2.13. The Debenture Trustee, on behalf of Countryside Canada, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture (less applicable withholding taxes, if any), upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by Countryside Canada and the Debenture Trustee. The deposit or the making available of such amounts to the applicable Maturity Account will satisfy and discharge the liability of Countryside Canada for the Debentures to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which such holder is entitled.

2.14 U.S. 1933 Act Legend on the Debentures

(a) The Debentures and the Units issuable pursuant to the terms thereof have not been and will not be registered under the 1933 Act. All Debentures and the Units deliverable pursuant to the terms thereof issued and sold in the United States in reliance on Rule 144A under the 1933 Act, as well as all Debentures and the Units

deliverable pursuant to the terms thereof issued in exchange for or in substitution of the foregoing securities, shall bear the following legend (the "**U.S. 1933 Act Legend**"):

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER *THE UNITED STATES SECURITIES ACT OF 1933*, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEADED, ASSIGNED, ENCUMBERED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE 1933 ACT OR (2) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE LOCAL LAWS AND REGULATIONS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) (AND IF REQUESTED, (B)) ABOVE, A LEGAL OPINION SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER DELIVERY OF THIS CERTIFICATE IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE. A NEW CERTIFICATE NOT BEARING THIS LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE, AN OPINION OF COUNSEL IF REQUESTED AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND THE ISSUER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

provided, that if the Debentures (or any such Units) are being sold under clause (B) above, and if Countryside Canada or the Fund, as applicable, is a "**Foreign Issuer**" within the meaning of Regulation S the U.S. 1933 Act Legend may be removed by providing a declaration to the Debenture Trustee (and an opinion of Counsel, if requested), in its capacity as the trustee hereunder, as set forth in Schedule E hereto (or as the Debenture Trustee, Countryside Canada or the Fund may prescribe from time to time); and provided, further, that, if any such securities are being sold under clause (C)(2) above, the U.S. 1933 Act Legend may be removed by delivery to the Debenture Trustee, in its capacity as the trustee hereunder, of an opinion of counsel of recognized standing, reasonably satisfactory to Countryside Canada or the Fund, as applicable, to the effect that the U.S. 1933 Act Legend is no longer required under applicable requirements of the 1933 Act or any applicable local laws or regulations.

Provided that the Debenture Trustee obtains confirmation from the Fund that such counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b) Prior to the issuance of the Debentures, Countryside Canada shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. 1933 Act Legend, the Debenture Trustee will thereafter maintain a list of all registered holders from time to time of Legended Debentures.

(c) The Debenture Trustee shall be entitled to act and rely on the address provided on the form of transfer of a Debenture in determining the residency of the transferee thereof for purposes of determining the applicability of the legend in Section 2.14(a).

2.15 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or permitted by Article 11 or specified in a resolution of the Directors, a Certificate of the Manager or a supplemental indenture relating to a particular series of Additional Debentures:

(a) As interest becomes due on each Debenture (except at maturity, on redemption or exchange, when interest may at the option of Countryside Canada be paid upon surrender of such Debenture) Countryside Canada, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, Countryside Canada or the Debenture Trustee will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if Countryside Canada is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, Countryside Canada may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding Section 2.15(a), if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee for subsequent payment (less applicable withholding taxes, if any) to Beneficial Holders of interests in that Global Debenture, unless Countryside Canada and the Depository otherwise agree. None of Countryside Canada, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

ARTICLE 3
LIMITATIONS ON OWNERSHIP

3.1 Limitations on Ownership

At no time may non-residents of Canada be the beneficial owners of more than 49% of the Units (on either a non-diluted or fully-diluted basis) whether by way of exchange of Debentures to Units, repayment of Debentures by issuance of Units or otherwise, and the Trustees have informed the Directors, the Debenture Trustee and the transfer agent and registrar of the Units of this restriction. The Debenture Trustee shall have no duty to monitor this residency limitation. Countryside Canada may, upon receipt of Written Direction of the Manager or the Administrator, require declarations as to the jurisdictions in which beneficial owners of Debentures are resident, which will be delivered to Countryside Canada. If Countryside Canada becomes aware as a result of such declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% or more of the Units then outstanding, (on either a non-diluted or fully-diluted basis) are, or may be, non-residents or that such a situation is imminent, the directors of Countryside Canada will make a public announcement thereof and shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, Countryside Canada becomes aware that more than 49% of the Units are held by non-residents (on either a non-diluted or fully-diluted basis), that more than 100 U.S. persons are beneficial owners of Units (on either a non-diluted or fully-diluted basis), or than any U.S. person is the beneficial owner of more than 10% of the Units (on either a non-diluted or fully-diluted basis), or such could be the case upon an exchange, Countryside Canada may send a notice to non-resident or U.S. holders of Debentures, as applicable, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as Countryside Canada may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debentureholders receiving such notice have not sold the specified number of Debentures or provided Countryside Canada with satisfactory evidence that they are not non-residents within such period, Countryside Canada may, on behalf of such Debentureholders sell such Debentures and, in the interim, will suspend the rights attached to such Debentures (including the voting and interest rights), as the case may be, and such Debentureholders shall cease to be holders of Debentures and their rights shall be limited to receiving the net proceeds of the sale upon surrender of the certificates representing such Debentures.

3.2 Prohibition Against Ownership by Certain U.S. Retirement Plans

U.S. Retirement Plans are prohibited from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Debentures at any time, and each purchaser or other acquirer of any Debentures (including any subsequent purchaser or other acquirer), by its purchasing or acquiring Debentures, shall be deemed to have represented to Countryside Canada, the Manager and any underwriters of such Debentures that (a) it is not investing assets of a U.S. Retirement Plan in order to acquire or hold the Debentures and will not otherwise hold the Debentures as U.S. Plan Assets and (b) prior to any transfer of the Debentures, it will inform any transferee thereof (other than a transferee in a transaction consummated on the TSX) of the foregoing prohibitions and the representations which such transferee will be deemed to make by purchasing or acquiring the Debentures. The foregoing prohibition and deemed representations are hereinafter referred to as the "**U.S. Retirement Plan Prohibition**". Each purchaser or other acquirer of any Debentures at any time (including any subsequent purchaser or other acquirer) shall also be deemed to have agreed to indemnify Countryside Canada, the Manager, any underwriters of such Debentures, their Affiliates and their respective trustees, directors and employees (including their respective successors and assigns) against any loss, cost or damage caused by any breach by such Person of the U.S. Plan Prohibition (a "**Deemed Indemnity**").

The Manager may require any purchaser or other acquirer of Debentures to file a declaration to the effect that it has not violated the U.S. Retirement Plan Prohibition. If the Manager determines, as a result of any such declaration or otherwise, that a violation of the U.S. Retirement Plan Prohibition has occurred or that, after giving effect to any proposed subscription, issue or transfer of Debentures to any Person, a violation of the U.S. Retirement Plan Prohibition would occur, the Manager may instruct the Debenture Trustee not to accept any subscription for any Debentures from such Person, issue any Debentures to such Person or register or otherwise recognize the transfer of any Debentures to such Person, unless such Person shall provide a declaration that it has not violated the U.S. Retirement Plan Prohibition. If, notwithstanding the foregoing, the Manager determines that one or more Debentures were acquired or are being held in violation of the U.S. Retirement Plan Prohibition, the Manager may instruct the Debenture Trustee to send a written notice prepared by the Manager (a "**U.S. Retirement Plan Notice**") to the appropriate holder of record to be delivered to the applicable beneficial owner of the Debentures (a "**U.S. Retirement Plan Holder**"). The U.S. Retirement Plan Notice shall require such U.S. Retirement Plan Holder to sell all of its Debentures (collectively, "**U.S. Retirement Plan Debentures**") to a Person whose ownership does not violate the U.S. Retirement Plan Prohibition within the period stipulated in the U.S. Retirement Plan Notice. The U.S. Retirement Plan Notice shall be given by registered prepaid mail to the holder of record for such U.S. Retirement Plan Holder and shall specify a date, which shall not be less than 10 days, within which the U.S. Retirement Plan Debentures must be sold to a Person whose ownership does not violate the U.S. Retirement Plan Prohibition. The U.S. Retirement Plan Notice shall also require the U.S. Retirement Plan Holder to notify the Manager forthwith after the required sale has been completed.

If the U.S. Retirement Plan Debentures have not been sold by the U.S. Retirement Plan Holder on or before the date stipulated in the U.S. Retirement Plan Notice and the U.S. Retirement Plan Holder has not provided evidence satisfactory to the Manager to the effect that U.S. Retirement Plan Holder's ownership does not violate the U.S. Retirement Plan Prohibition before such date, the Manager may instruct the Debenture Trustee, without further notice, to effect the transfer of the U.S. Retirement Plan Debentures on behalf of the U.S. Retirement Plan Holder on and subject to the terms herein contained and, in the interim, to suspend the rights of such U.S.

Retirement Plan Holder to receive interest payments or receive distributions in respect of the U.S. Retirement Plan Debentures, to exercise the voting rights of the U.S. Retirement Plan Debentures or to convert the U.S. Retirement Plan Debentures to Trust Units. The provisions of Section 8.1 shall be applicable *mutatis mutandis* with respect to any such transfer by the Debenture Trustee, except that such U.S. Retirement Plan Holder shall only have the right to receive the net proceeds of such sale and shall have no right to receive any unpaid interest or distributions in respect of such U.S. Retirement Plan Debentures. Notwithstanding the immediately preceding two sentences, the Debenture Trustee will have no obligation to carry out any actions contemplated in the immediately preceding two sentences unless it is satisfied (relying on the opinion of Counsel), acting reasonably, that taking such actions will not expose the Debenture Trustee to any liability.

Notwithstanding the foregoing, if the Manager makes a public announcement that the Manager has determined that the U.S. Retirement Plan Prohibition and the Deemed Indemnity are not then in the best interests of Countryside Canada, the U.S. Retirement Plan Prohibition and the Deemed Indemnity shall thereafter be immediately suspended until such time as the Manager reinstates the U.S. Retirement Plan Prohibition and the Deemed Indemnity by issuing a public announcement of such reinstatement. Unless otherwise determined by the Manager, certificates, representing the Debentures, and any certificates issued in exchange therefor or in substitution thereof, shall bear an appropriate legend referring to the U.S. Retirement Plan Prohibition and the Deemed Indemnity, provided that any such legend may be removed at such time as the Manager shall determine.

ARTICLE 4
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1 Fully Registered Debentures

(a) With respect to each series of Debentures issuable as Fully Registered Debentures, Countryside Canada shall cause to be kept by and at the principal offices of the Debenture Trustee in Toronto and by the Debenture Trustee or such other registrar as Countryside Canada, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as Countryside Canada may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and last known addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 4.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

4.2 Global Debentures

(a) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, Countryside Canada shall cause to be kept by and at the principal offices of the Debenture Trustee in Toronto and by the Debenture Trustee or such other registrar as Countryside Canada, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as Countryside Canada may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 4.1 shall govern with respect to registrations and transfers of such Debentures.

(b) Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders of Debentures, except in the following circumstances or as otherwise specified in a resolution of the Directors, Certificate of the Manager or supplemental indenture relating to a particular series of Additional Debentures:

(i) Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii) Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified Countryside Canada that it is unwilling or unable to continue as Depository for such Global Debentures, or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer Countryside Canada has not appointed a successor Depository for such Global Debentures;

(iii) Global Debentures may be transferred at any time after Countryside Canada has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv) Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders of the Debentures representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depository Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 9.3;

(v) Global Debentures may be transferred if required by applicable law; and

(vi) Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c) With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 4.2(b):

(i) Countryside Canada and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii) the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii) the Depository will make book entry transfers among the Depository Participants; and

(iv) whenever this Trust Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participant, and has delivered such instructions to the Debenture Trustee.

(d) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 4.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 4.2(b) with respect to a series of Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 4.1 and the remaining Sections of this Article 4.

4.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between Countryside Canada and the transferor or any previous holder of such Debenture, save in respect of equities of which

Countryside Canada is required to take notice by statute or by order of a court of competent jurisdiction.

4.4 No Notice of Trusts

Neither Countryside Canada, the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

4.5 Registers Open for Inspection

The registers referred to in Sections 4.1 and 4.2 shall, during regular business hours of the Debenture Trustee, be open for inspection by Countryside Canada, the Debenture Trustee or any Debentureholder, subject to applicable laws. Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by Countryside Canada or by the Debenture Trustee, in writing, furnish Countryside Canada or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

4.6 Exchanges of Debentures

(a) Subject to Section 4.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 4.6(a), Debentures of any series may be exchanged only at the principal offices of the Debenture Trustee in Toronto or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by Countryside Canada with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. Countryside Canada shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

4.7 Closing of Registers

(a) Neither Countryside Canada nor the Debenture Trustee nor any registrar shall be required to:

(i) make transfers or exchanges of Fully Registered Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(ii) make transfers or exchanges of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the five preceding Business Days; or

(iii) make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b) Subject to any restriction herein provided, Countryside Canada with the approval of the Debenture Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Debenture Trustee in Toronto, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

4.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts as agreed upon by the Debenture Trustee and Countryside Canada from time to time), and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c) for any exchange of a Global Debenture as contemplated in Section 4.2;

(d) for any exchange of any Debenture resulting from a partial redemption under Section 5.2;

(e) for any exchange of any Debenture resulting from a partial exchange under Section 7.4(d); or

(f) for any exchange of any Debenture resulting from a partial purchase under Section 2.4(i).

4.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and, in the case of a Fully Registered Debenture, interest thereon, shall be made to such registered holder.

(b) Neither the Fund, Countryside Canada, the Underwriters nor the Debenture Trustee shall have any liability for:

(i) any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto; or

(ii) maintaining, supervising or reviewing any such records relating to the Debentures.

The rules governing Depositories provide that they act as the agent and depository for Depository Participants. As a result, such Depository Participants must look solely to the Depository and Beneficial Holders of Debentures must look solely to the Depository Participants for the payment of principal and interest on the Debentures paid by or on behalf of Countryside Canada to the Depository.

(c) Beneficial Holders of Debentures:

(i) may not have Debenture certificates registered in their name;

(ii) may not have physical certificates representing their interest in the Debentures;

(iii) may not be able to sell the Debentures to institutions required by law to hold certificates for securities they own; and

(iv) may be unable to pledge Debentures as security.

(d) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between Countryside Canada and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to Countryside Canada and/or the Debenture Trustee for the same and neither Countryside Canada nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(e) Where Debentures are registered in more than one name, the principal, premium, if any, and interest (in the case of Fully Registered Debentures) from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee, any registrar and to Countryside Canada.

(f) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee and any registrar and to Countryside Canada.

ARTICLE 5
REDEMPTION AND PURCHASE OF DEBENTURES

5.1 Applicability of Article

Subject to regulatory approval, Countryside Canada shall have the right at its option to redeem, either in whole or in part before maturity, either by payment of money, by issuance of Freely Tradeable Units as provided in Section 5.6 or by any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in a Certificate of the Manager, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Manager requesting the certification and delivery thereof.

Subject to regulatory approval, Countryside Canada shall also have the right at its option to repay, either in whole or in part, on maturity, by payment of money in accordance with Section 2.13, any Debentures issued hereunder of any series which by their terms are made so repayable on maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series, such as those contained in Section 2.4(c)) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in a Certificate of the Manager, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Manager requesting the certification and delivery thereof.

5.2 Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, the Debentures to be so redeemed shall be selected by the Debenture Trustee on a *pro rata* basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder, or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the Toronto Stock Exchange, as confirmed in a certificate

of the Manager as required. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, Countryside Canada shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "**Debenture**" or "**Debentures**" as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

5.3 Notice of Redemption

Notice of redemption (the "**Redemption Notice**") of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the "**Redemption Date**") in the manner provided in Section 15.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected *pro rata* or by other similar system, such particulars as may be sufficient to identify the Debentures so selected; and

(c) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

5.4 Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date (less any taxes required to be deducted or withheld), on the Redemption Date specified in such notice, in the same manner and with the same

effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Units to be issued to redeem, such Debentures shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

5.5 Deposit of Redemption Monies or Units

Redemption of Debentures shall be provided for by Countryside Canada depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. (Toronto) time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, or certificates representing such Units, as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided Countryside Canada may elect to satisfy this requirement by providing the Debenture Trustee with one or more certified cheques for such amounts required under this Section 5.5 post-dated to the Redemption Date, or by providing the Debenture Trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. Countryside Canada shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses that may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums or certificates representing Units, so deposited, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption, less applicable withholding taxes, if any. Countryside Canada may pay the interest hereunder in accordance with Article 11. In the event that Countryside Canada intends to deposit certificates representing Units with the Debenture Trustee in accordance with this Section 5.5, such certificates shall be deposited with the Debenture Trustee five Business Days prior to the Redemption Date.

5.6 Right to Pay Redemption Price in Units

(a) Subject to the other provisions of this Section 5.6, Countryside Canada may, at its option, elect to satisfy its obligation to pay the Redemption Price in whole or in part by delivering to holders on the Redemption Date that number of Freely Tradeable Units obtained by dividing the aggregate principal amount of Debentures being redeemed by 95% of the then Current Market Price of the Units on the Redemption Date (the "**Unit Redemption Right**").

(b) Countryside Canada shall exercise the Unit Redemption Right by so specifying in the Redemption Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 30 days prior to the Redemption Date.

(c) Countryside Canada's right to exercise the Unit Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date and on the Redemption Date:

(i) the qualification of the Units to be delivered on exercise of the Unit Redemption Right as Freely Tradeable under Applicable Securities Legislation where the distribution of such Units occurs;

(ii) the listing of such additional Units on each stock exchange on which the Units are then listed;

(iii) the Fund being a reporting issuer (or its equivalent) under Applicable Securities Legislation where the distribution of such Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of a Certificate of the Manager stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Units on the Redemption Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces or territories where certificates are not issued.

If the foregoing conditions are not satisfied at or prior to the close of business on the Business Day preceding the Redemption Date and on the Redemption Date, Countryside Canada shall pay in cash the Redemption Price that would otherwise have been satisfied in Units in accordance with Section 5.5 unless the Debentureholder, in a form satisfactory to the Debenture Trustee, waives by notice in writing to the Debenture Trustee and Countryside Canada the conditions which are not satisfied.

(d) If Countryside Canada duly exercises its Unit Redemption Right, upon tender or presentation and surrender of the Debentures for payment on the Redemption Date, at any place where a register is maintained pursuant to Article 4 or any other place specified in the Redemption Notice, Countryside Canada shall on the Business Day prior to the Redemption Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the number of whole Freely Tradeable Units and the funds representing accrued and unpaid interest (net of withholding tax) to which such holders are entitled which shall constitute payment thereof for the purposes of Article 10.

(e) No fractional Freely Tradeable Units shall be delivered upon the exercise of the Unit Redemption Right but, in lieu thereof, Countryside Canada shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 5.6(d), the

cash equivalent thereof determined on the basis of the Current Market Price of the Units on the Redemption Date.

(f) A holder shall be treated as the Unitholder of record of the Units delivered on due exercise by Countryside Canada of its Unit Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit distributions and dividends or distributions in kind) thereon and arising thereafter.

(g) Countryside Canada shall deliver to Debentureholders to whom Freely Tradeable Units will be issued pursuant to exercise of the Unit Redemption Right, such number of Freely Tradeable Units as shall be deliverable in such event. All Freely Tradeable Units which shall be so deliverable shall be duly and validly issued as fully paid and non-assessable Units of the Fund.

(h) Countryside Canada shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Units upon exercise of the Unit Redemption Right and shall cause to be listed and posted for trading such Units on each stock exchange on which the Units are then listed.

(i) Countryside Canada shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province or territory thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Units to holders upon exercise of the Unit Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j) If Countryside Canada elects to satisfy its obligation to pay the Redemption Price by delivering Freely Tradeable Units in accordance with this Section 5.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes, the Debenture Trustee, on the Written Direction of the Manager but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by Countryside Canada, out of the Freely Tradeable Units issued by Countryside Canada for this purpose, such number of Freely Tradeable Units that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of Countryside Canada to the proper tax authorities, as directed in writing by Countryside Canada, within the period of time prescribed for this purpose under applicable laws. If the Debenture Trustee sells such Freely Tradeable Units pursuant to this subsection 5.6(j), the procedures set forth in Article 11 of this Indenture shall apply *mutatis mutandis* to such sale.

(k) Each certificate representing Freely Tradeable Units issued in payment of the Redemption Price of Debentures bearing the U.S. 1933 Act Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing Units, shall bear the U.S. 1933 Act Legend set forth in Section 2.14; provided that if the Units are being sold outside the United States in accordance with

Rule 904 of Regulation 5, the U.S. 1933 Act Legend may be removed by providing a declaration to the Debenture Trustee, in its capacity as the trustee hereunder and as the transfer agent for the Units, as set forth in Schedule E hereto (or as Countryside Canada or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. 1933 Act Legend may be removed by delivery to the Debenture Trustee, in its capacity as the trustee hereunder and as the transfer agent for the Units, of an opinion of counsel of recognized standing, reasonably satisfactory to Countryside Canada, to the effect that the U.S. 1933 Act Legend is no longer required under applicable requirements of the 1933 Act or any applicable local laws or regulations. Provided that the Debenture Trustee obtains confirmation from Countryside Canada that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(l) The Fund shall at all times reserve and keep available out of its authorized Units (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Unit Redemption Right as provided herein, and Countryside Canada shall deliver to Debentureholders to whom the Units will be delivered pursuant to exercise of the Unit Redemption Right, such number of Units as shall be issuable and deliverable in such event.

5.7 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to so surrender such holder's Debenture, or shall not within such time accept payment of the redemption Price payable, or take delivery of certificates representing any Units issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, without interest, or such certificates may be held in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or to take delivery of the certificates so deposited, upon surrender and delivery up of such holder's Debenture of the Redemption Price plus accrued interest and unpaid interest to the Redemption Date and subsequent distributions, on such Units, if any, as the case may be, of such Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of ten years from the Redemption Date, then such monies shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to Countryside Canada on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to Countryside Canada shall have no rights in respect thereof except to obtain payment of the money or certificates due from Countryside Canada, subject to any limitation period provided by the laws of the Province of Ontario.

5.8 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 5.2 and 5.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid whose obligations have been satisfied under this Article 5 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

5.9 Purchase of Debentures by Countryside Canada

Unless otherwise specifically provided with respect to a particular series of Debentures, Countryside Canada or an Affiliate may, if Countryside Canada is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price. All Debentures so purchased may, at the option of Countryside Canada, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures than Countryside Canada or an Affiliate is prepared to accept are tendered at the same lowest price, the Debentures to be purchased by Countryside Canada or such Affiliate shall be selected by the Debenture Trustee, in such manner (which may include selection by lot, selection on a *pro rata* basis, random selection by computer or any other method) consented to by the TSX, as required, which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

5.10 Right to Repay Principal Amount in Units at Maturity

(a) Subject to the other provisions of this Section 5.10, Countryside Canada may, at its option, elect to satisfy its obligation to repay the principal amount of the Debentures outstanding, in whole or in part, by delivering to holders on the maturity of such Debentures (the "**Maturity Date**") that number of Freely Tradeable Units obtained by dividing the aggregate principal amount of the Debentures in respect of which such election is made by 95% of the Current Market Price of the Units on the Maturity Date (the "**Unit Repayment Right**").

(b) Countryside Canada shall exercise the Unit Repayment Right by so specifying in the Maturity Notice set forth in Schedule "C", which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 30 days prior to the Maturity Date.

(c) Countryside Canada's right to exercise the Unit Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date and on the Maturity Date:

(i) the qualification of the Units to be issued on exercise of the Unit Repayment Right as Freely Tradeable;

(ii) the listing of such additional Units on each stock exchange on which the Units are then listed;

(iii) the Fund being a reporting issuer (or its equivalent) under Applicable Securities Legislation where the distribution of such Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of a Certificate of the Manager stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Units to be delivered for each US$1,000 principal amount of Debentures and the Current Market Price of the Units on the Maturity Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment, in whole or in part, of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces or territories where certificates are not issued.

If the foregoing conditions are not satisfied at or prior to the close of business on the Business Day preceding the Maturity Date and on the Maturity Date, Countryside Canada shall pay in cash 100% of the principal amount of the Debentures that would otherwise have been payable in accordance with Section 5.5, unless the Debentureholder waives by written notice to the Debenture Trustee and Countryside Canada, in a form satisfactory to the Debenture Trustee, the conditions which are not satisfied.

(d) If that Countryside Canada duly exercises its Unit Repayment Right, upon presentation and surrender of the Debentures for payment on the Maturity Date, at any place where a register is maintained pursuant to Article 4 or any other place specified in the Maturity Notice, Countryside Canada shall on the Maturity Date make the delivery to the Debenture Trustee for delivery to and on account of the holders of certificates representing the Freely Tradeable Units and the funds representing accrued and unpaid interest (net of withholding tax) to which such holders are entitled which shall constitute payment thereof for purposes of Section 10.1.

(e) No fractional Freely Tradeable Units shall be delivered upon the exercise of the Unit Repayment Right but, in lieu thereof, Countryside Canada shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 5.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Units on the Maturity Date.

(f) A holder shall be treated as the Unitholder of record of the Freely Tradeable Units delivered on due exercise by Countryside Canada of its Unit Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit distributions and dividends or distributions in kind) thereon and arising thereafter, and if the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) Countryside Canada shall deliver to Debentureholders to whom Freely Tradeable Units will be delivered pursuant to exercise of the Unit Repayment Right, such number of Freely Tradeable Units as shall be deliverable in such event. All Freely Tradeable Units which shall be so deliverable shall be duly and validly issued as frilly paid and non-assessable Units of the Fund.

(h) The Fund and Countryside Canada shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Units upon exercise of the Unit Repayment Right and shall cause to be listed and posted for trading such Units on each stock exchange on which the Units are then listed.

(i) Countryside Canada shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province or territory thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Units to holders upon exercise of the Unit Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j) If Countryside Canada elects to satisfy its obligation, in whole or in part, to pay the principal amount on maturity by delivering Freely Tradeable Units in accordance with this Section 5.10, and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes, the Debenture Trustee, on the Written Direction of the Manager but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by Countryside Canada, out of the Freely Tradeable Units issued by the Fund and delivered by Countryside Canada for this purpose, such number of Freely Tradeable Units that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of Countryside Canada to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. If the Debenture Trustee sells such Freely Tradeable Units pursuant to this Subsection 5.10(j), the procedures set forth in Article 11 of this Indenture shall apply mutatis mutandis to such sale.

(k) Each certificate representing Freely Tradeable Units issued in payment of the principal amount of Debentures bearing the U.S. 1933 Act Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing Units, shall bear the U.S. 1933 Act Legend set forth in Section 2.14; provided that if the Units are being sold outside the United States in accordance with Rule 904 of Regulation 5, the U.S. 1933 Act Legend may be removed by providing a declaration to the Debenture Trustee, in its capacity as the trustee hereunder and as transfer agent for the Units, as set forth in Schedule E hereto (or as Countryside Canada or the Debenture Trustee may prescribe from time to time); and provided, further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. 1933 Act Legend may be removed by delivery to the Debenture Trustee, in its capacity as the trustee hereunder and as transfer agent for the Units, of an opinion of counsel of recognized standing, reasonably satisfactory to Countryside Canada, that the U.S. 1933 Act Legend is no longer required under applicable requirements of the 1933 Act or any applicable local laws and regulations. Provided that the Debenture Trustee obtains confirmation from Countryside Canada that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(l) The Fund shall at all times reserve and keep available out of its authorized Units (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Unit Repayment Right as provided herein, and Countryside Canada shall deliver to Debentureholders to whom the Units will be issued and delivered pursuant to exercise of the Unit Repayment Right, such number of Units as shall be deliverable in such event.

5.11 Right to Pay all Amounts in Units

Notwithstanding any other provision in the Indenture, for greater certainty Countryside Canada shall have the right, at its option, but subject to the prior approval of the TSX, as confirmed by a Certificate of the Manager, to elect to: (i) repay the principal amount of the Debentures outstanding, in whole or in part, whether as a result of a redemption, maturity of the Debentures or otherwise, by delivering to Debentureholders Freely Tradeable Units in accordance with the terms of this Indenture, (ii) make a Unit Interest Payment Election in accordance with Article 11, and (iii) deliver to the Debenture Trustee Freely Tradeable Units for sale through the facilities of a registered broker/dealer in accordance with the terms of this Indenture to raise funds to be used to satisfy Countryside Canada's Interest Obligations under the Debentures.

5.12 Deposit of Maturity Monies

Payment on maturity of Debentures shall be provided for by Countryside Canada depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Maturity Date such sums of money as may be sufficient to pay the principal amount of the Debentures, together with accrued and unpaid interest thereon up to but excluding the Maturity Date, provided Countryside Canada may elect to satisfy this requirement by providing the Indenture Trustee with one or more certified cheques or with funds by electronic transfer, for such amounts required under this Section 5.12. Countryside Canada shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection

therewith. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Debentures, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on maturity.

ARTICLE 6
SUBORDINATION OF DEBENTURES

6.1 Applicability of Article

The indebtedness, liabilities and obligations of Countryside Canada under any Debentures issued hereunder of any series, which by their terms are subordinate, including on account of principal, interest or otherwise, but excluding the issuance of Units upon any exchange pursuant to Article 7 or other securities in accordance with Article 7, any redemption pursuant to Article 5, or at maturity pursuant to Article 5 (collectively the "**Debenture Liabilities**"), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 6, to the prior indefeasible payment in full in cash of all Senior Secured Indebtedness and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 6.

6.2 Order of Payment

Upon the distribution of the assets of Countryside Canada upon any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to Countryside Canada or any of its property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of Countryside Canada or any sale of all or substantially all of the assets of Countryside Canada:

(a) all Senior Secured Indebtedness shall first be paid indefeasibly in full in cash before any payment is made on account of Debenture Liabilities;

(b) any payment or distribution of assets of Countryside Canada, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article 6, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Secured Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Secured Indebtedness may have been issued, to the extent necessary to pay all Senior Secured Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Secured Indebtedness; and

(c) the Senior Creditors or a receiver or a receiver-manager of Countryside Canada or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of Countryside Canada assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee, but subject to the requirement to account to the Debenture Trustee or the Debentureholders for any surplus from any such disposition.

The rights and priority of the Senior Secured Indebtedness and the subordination pursuant hereto shall not be affected by:

(a) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(b) the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(c) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security or any release of any Senior Security;

(d) the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Debentureholders or any of them to any money or property of Countryside Canada;

(e) the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(f) whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(g) the date of giving or failing to give notice to or making demand upon Countryside Canada; or

(h) any amendment, modification, renewal, replacement of any Senior Secured Indebtedness or Senior Security.

6.3 Subrogation to Rights of Holders of Senior Secured Indebtedness

Subject to the prior payment in full of all Senior Secured Indebtedness, the holders of the Debentures, by their acceptance thereof, authorize and direct the Debenture Trustee on their behalf to take such action as may be necessary or appropriate to subrogate their rights to the rights of the holders of Senior Secured Indebtedness to receive payments or distributions of assets of Countryside Canada to the extent of the application thereto of such payments or other assets which would have been received by the holders of the Debentures but for the provisions hereof until the principal of and interest on the Senior Secured Indebtedness shall be paid in full, and no such payments or distributions to the holders of the Senior Secured Indebtedness of cash, property or securities, which otherwise would be payable or distributable to the holders of the Debentures, shall, as between Countryside Canada, its creditors other than the holders of Senior Secured Indebtedness, and the holders of Debentures, be deemed to be a payment by Countryside Canada to the holders of the Senior Secured Indebtedness or on account of the Senior Secured Indebtedness, it being understood that the provisions of this Article 6 are and are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of Senior Secured Indebtedness, on the other hand.

The Debenture Trustee, on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to Countryside Canada or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

6.4 Obligation to Pay Not Impaired

Subject at all times to the terms and provisions of this Article 6, nothing contained in this Indenture or in the Debentures is intended to or shall impair, as between Countryside Canada, its creditors other than the holders of Senior Secured Indebtedness, and the holders of the Debentures, the obligation of Countryside Canada, which is absolute and unconditional, to pay to the holders of the Debentures the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of Countryside Canada other than the holders of the Senior Secured Indebtedness, nor, subject to the terms and provisions of this Article 6, shall anything herein or therein prevent the Debenture Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 6 of the holders of Senior Secured Indebtedness in respect of cash, property or securities of the Fund received upon the exercise of any such remedy.

6.5 Prohibited Payments

Upon the maturity of any Senior Secured Indebtedness by lapse of time, acceleration or otherwise, then, except as provided in Section 6.8 to the extent relevant to Senior Secured Indebtedness, other than the Amended Credit Facility, all obligations in respect of such Senior Secured Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities or otherwise in respect of the Debentures.

In case of default with respect to any Senior Secured Indebtedness permitting a Senior Creditor to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by Countryside Canada with respect to any and all of the Debenture Liabilities and neither the Debenture Trustee nor the holders of Debentures shall be entitled to demand, accelerate, institute Proceedings, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 6.8 to the extent relevant to Senior Secured Indebtedness, other than the Amended Credit Facility.

In the event that, after the happening of such a default and notwithstanding the foregoing paragraph, any payment on account of the Debenture Liabilities shall be made and be received by the Debenture Trustee or the holders of Debentures before all Senior Secured Indebtedness is paid in full (other than any payment by issuance of Units upon any exchange pursuant to Article 7 or other securities in accordance with Article 7, unless and until such default shall have been cured or waived or shall have ceased to exist, such payment shall be held in trust for the benefit of, and, if and when such Senior Secured Indebtedness shall have become due and payable, shall be paid over to, the holders of such Senior Secured Indebtedness or their representative(s), or to the trustee(s) under any indenture under which any instruments evidencing any of such Senior Secured Indebtedness may have been issued, as their respective interests may

appear, for application to the payment of all Senior Secured Indebtedness remaining unpaid until all such Senior Secured Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the holders of such Senior Secured Indebtedness in respect thereof; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Debenture Trustee from taking such actions as may be necessary to preserve claims of the Debenture Trustee and/or the holders of the Debentures under this Trust Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against Countryside Canada or its Subsidiaries and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against Countryside Canada or its Subsidiaries).

The fact that any payment hereunder is prohibited by this Section 6.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

6.6 Payment on Debentures Permitted

Nothing contained in this Article 6 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of Countryside Canada to make, or prevent Countryside Canada from making, at any time except during the pendency of any dissolution, winding up or liquidation of Countryside Canada or reorganization proceeding specified in Section 6.2 affecting the affairs of Countryside Canada or except as provided by Section 6.5, any payment of principal of or interest on the Debentures. The fact that any payment in respect of the Debentures is prohibited by this Article 6 or under any instrument relating to Senior Secured Indebtedness shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 6 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the exchange of the Debentures or, except as prohibited by Section 6.5, the application by the Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

6.7 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 6 and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. This power of attorney, being coupled with an interest and rights, shall, with the advice of Counsel, be irrevocable. Upon request of Countryside Canada, and upon being furnished a Certificate of the Manager stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Senior Secured Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a written agreement or agreements with Countryside Canada and the person or persons named in such Certificate of the Manager providing that such person or persons are entitled to all the rights and benefits of this Article 6 as a Senior Creditor. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Secured Indebtedness. However, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

6.8 Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 6 or any provision in this Indenture or in the Debentures, the Debenture Trustee will not be charged with knowledge of any Senior Secured Indebtedness or of any default in the payment thereof or any other default or event of default, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from Countryside Canada, any Debentureholder, any Senior Creditor or a trustee on behalf of anyone or more Senior Creditors, and such notice to the Debenture Trustee shall be deemed to be notice to holders of the Debentures. It is acknowledged that any Event of Default hereunder constitutes a default under the Amended Credit Facility. The Debenture Trustee will notify holders of Debentures as soon as reasonably practical of such notice.

6.9 Debenture Trustee May Hold Senior Secured Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 6 with respect to any Senior Secured Indebtedness at the time held by it, to the same extent as any other holder of Senior Secured Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

6.10 Rights of Holders of Senior Secured Indebtedness Not Impaired

No right of any present or future holder of any Senior Secured Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of Countryside Canada or by any non-compliance by Countryside Canada with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

6.11 Altering the Senior Secured Indebtedness

The holders of the Senior Secured Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Secured Indebtedness (including increasing the principal amount of the Senior Secured Indebtedness) or the Senior Security and to release, sell or exchange the Senior Security and otherwise to deal freely with Countryside Canada and its Subsidiaries, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

6.12 Additional Indebtedness

This Indenture does not restrict Countryside Canada from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

6.13 Right of Debentureholder to Exchange Not Impaired

The subordination of the Debentures to the Senior Secured Indebtedness and the provisions of this Article 6 do not impair in any way the right of a Debentureholder to exchange its Debentures pursuant to Article 7.

6.14 Invalidated Payments

In the event that any of the Senior Secured Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Secured Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 6 shall be reinstated and the provisions of this Article shall again be operative until all Senior Secured Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

6.15 Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security or Senior Secured Indebtedness, or the relative priority of the Senior Security or Senior Secured Indebtedness.

6.16 Obligations Created by Article 6

Countryside Canada and the Debenture Trustee, in its capacity as trustee hereunder and not in its corporate personal capacity, agree, and each holder by its acceptance of a Debenture likewise agrees, that:

(a) the provisions of this Article 6 are an inducement and consideration to each holder of Senior Secured Indebtedness to give or continue credit to Countryside Canada, its Subsidiaries or others or to acquire Senior Secured Indebtedness;

(b) each holder of Senior Secured Indebtedness may accept the benefit of this Article 6 on the terms and conditions set forth in this Article 6 by giving or continuing credit to Countryside Canada, its Subsidiaries or others or by acquiring or having outstanding as of the date hereof Senior Secured Indebtedness, in each case without notice to the Debenture Trustee and without establishing actual reliance on this Article 6; and

(c) each obligation created by this Article 6 is created for the benefit of the holders of Senior Secured Indebtedness and is hereby declared to be created in trust for those holders by Countryside Canada, the Debenture Trustee and each holder of a Debenture and shall be binding on Countryside Canada, the Debenture Trustee and each holder of a Debenture whether or not the confirmation described in Section 6.7 is requested executed or delivered.

6.17 No Set-Off

Each of Countryside Canada and the Debenture Trustee agrees, and each holder of a Debenture, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Debentures at any time when any payment of, or in respect of, such amounts to the Debenture Trustee or the holder of a Debenture is prohibited by this Article 6 or is otherwise required to be paid to the holders of Senior Secured Indebtedness or their representative or to the trustee under any indenture under which any

instruments evidencing any of such Senior Secured Indebtedness may have been issued, as their respective interests may appear.

6.18 Amendments to Article 6

Each of Countryside Canada and the Debenture Trustee (relying on the opinion of Counsel) agrees, and each holder of a Debenture, by his acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Debentures, including this Article 6 or the definition of Senior Secured Indebtedness, which prejudice the rights of the holders of Senior Secured Indebtedness under this Article 6 without the consent of the holders of Senior Secured Indebtedness, including the Senior Creditors under the Amended Credit Facility, or their representative or the trustee under any indenture under which any instruments evidencing any of such Senior Secured Indebtedness may have been issued.

ARTICLE 7
EXCHANGE OF DEBENTURES

7.1 Applicability of Article

Any Debentures issued hereunder of any series which by their terms are exchangeable (subject, however, to any applicable restriction of the exchange of Debentures of such series) will be exchangeable into Units or other securities, at such exchange rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in a Certificate of the Manager, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of exchange shall extend only to the maximum number of whole Units into which the aggregate principal amount of the Debenture or Debentures surrendered for exchange at any one time by the holder thereof may be exchanged. Fractional interests in Units shall be adjusted for in the manner provided in Section 7.6.

7.2 Notice of Expiry of Exchange Privilege

Notice of the expiry of the exchange privileges of the Debentures shall be given by or on behalf of Countryside Canada, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 15.2.

7.3 Revival of Right to Exchange

If the redemption of any Debenture called for redemption by Countryside Canada is not made or the payment of the purchase price of any Debenture which has been tendered pursuant to the Put Right or in acceptance of any offer by Countryside Canada to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided that the Time of Expiry has not passed, the right to exchange such Debenture shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of Countryside Canada's offer, respectively.

7.4 Manner of Exercise of Right to Exchange

(a) The holder of a Debenture desiring to exchange such Debenture in whole or in part into Units shall surrender such Debenture to the Debenture Trustee at its principal offices in Toronto together with the exchange form attached hereto as Schedule D duly executed by the holder or his or her executors or administrators or other legal representatives or his, her or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his or her right to exchange such Debenture in accordance with the provisions of this Article 7; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Debenture Trustee shall be satisfied if the Debenture Trustee makes notation on the Global Debenture of the principal amount thereof so exchanged and the Debenture Trustee is provided with all other documentation which it may request. Thereupon, subject to payment of all applicable stamp or security transfer, income, withholding or other taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee (including, for greater certainty, the withholding obligation of the Debenture Trustee pursuant to Section 16.20 hereof), such Debentureholder or his or her nominee(s) or assignee(s) shall be entitled to be entered in the books of the Fund on the Business Day immediately after the Date of Exchange (or such later date as is specified in Section 7.4(b)), as the holder of the number of Units into which such Debenture is exchangeable, net of applicable withholding taxes, if any, in accordance with the provisions of this Article and, as soon as practicable thereafter, the Fund shall deliver a certificate or certificates for such Units and Countryside Canada shall (i) deliver or cause to be delivered to the Debentureholders, or subject as aforesaid, his or her nominee(s) or assignee(s) such certificate or certificates for such Units; and (ii) make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 7.4(e) hereof or in respect of fractional Units as provided in Section 7.6.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for exchange on the date (herein called the "**Date of Exchange**") on which it is so surrendered in proper form when the register of the Debenture Trustee is open and in accordance with the provisions of this Article or, in the case of a Global Debenture which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the exchange rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received in proper form by the Debenture Trustee at its office specified in Section 7.4(a); provided that if a Debenture is surrendered for exchange on a day on which the register of Units is closed, the Person or Persons entitled to receive Units shall become the holder or holders of record of such Units as at the date on which such registers are next reopened.

(c) Any part, being $1,000 (in the currency of the applicable Debenture) or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 (in the currency of the applicable Debenture) may be exchanged as provided in this Article 7 and all references in this Indenture to exchange of Debentures shall be deemed to include exchange of such parts.

(d) The holder of any Debenture of which only a part is exchanged shall, upon the exercise of his or her right of exchange, surrender such Debenture to the Debenture Trustee, and the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unexchanged part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debentures of the principal amount thereof so exchanged.

(e) The holder of a Debenture surrendered for exchange in accordance with this Section 7.4 shall be entitled (subject to any applicable restriction on the right to receive interest on exchange of Debentures of any series) to receive accrued and unpaid interest in respect thereof from and including the most recently completed Interest Payment Date to, but not including, the Date of Exchange of such Debenture (less applicable withholding taxes, if any) and the Units issued upon such exchange shall rank only in respect of distributions or dividends declared in favour of unitholders of record on and after the Date of Exchange or such later date as such holder shall become the holder of record of such Units pursuant to Section 7.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Units.

7.5 Adjustment of Exchange Price

The Exchange Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Fund shall (i) subdivide or redivide the outstanding Units into a greater number of units, (ii) reduce, combine or consolidate the outstanding Units into a smaller number of units, or (iii) issue Units (or securities convertible into or exchangeable for Units) to the holders of all or substantially all of the outstanding Units by way of a dividend or distribution (other than the issue of Units to holders of Units who have elected to receive dividends or distributions in the form of Units in lieu of cash dividends or cash distributions paid in the ordinary course on the Units), the Exchange Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Units by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Units resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Units resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 7.5(a) shall occur. Any such issue of Units by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Units under subsections (b) and (c) of this Section 7.5.

(b) If and whenever at any time prior to the Time of Expiry, the Fund shall fix a record date for the issuance of options, rights or warrants to all or substantially all the

holders of its outstanding Units entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Units (or securities convertible into or exchangeable for Units) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Unit on such record date, the Exchange Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exchange Price in effect on such record date by a fraction, of which the numerator shall be the total number of Units outstanding on such record date plus a number of Units equal to the number arrived at by dividing the aggregate price of the total number of additional Units offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price per Unit, and of which the denominator shall be the total number of Units outstanding on such record date plus the total number of additional Units offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Exchange Price shall be re-adjusted to the Exchange Price which would then be in effect if such record date had not been fixed or to the Exchange Price which would then be in effect based upon the number of Units (or securities convertible into or exchangeable for Units) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(c) If and whenever at any time prior to the Time of Expiry, the Fund shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Units of (i) units of any class other than Units and other than units distributed to holders of Units who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Units or securities convertible into Units), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Exchange Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exchange Price in effect on such record date by a fraction, of which the numerator shall be the total number of Units outstanding on such record date multiplied by the Current Market Price per Unit on such record date, less the fair market value (as determined by the Trustees or the Administrator, with the approval of the Directors, which determination shall be conclusive) of such units or rights, options or warrants or evidences or indebtedness or assets so distributed, and of which the denominator shall be the total number of Units outstanding on such record date multiplied by such Current Market Price per Unit. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Exchange Price shall be re-adjusted to the Exchange Price which would then be in effect if such record date had not been fixed or to the Exchange Price which would then be in effect based upon such units or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be. In clause (iv) of this Section 7.5(c) the term "dividends or distributions paid in the ordinary course" shall include the value of any

securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of holders of Units.

(d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Units or a capital reorganization of the Fund other than as described in Section 7.5(a) or a consolidation, amalgamation, arrangement or merger of the Fund with or into any other Person or other entity, or a sale or conveyance of the property and assets of the Fund as an entirety or substantially as an entirety to any other Person or other entity or a liquidation, dissolution or winding-up of the Fund, any holder of a Debenture who has not exercised its right of exchange prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Units then sought to be acquired by it, the number of partnership units, trust units, shares or other securities or property of the Fund or of the Person or other entity resulting from such merger, amalgamation or consolidation or other similar transaction, or to which such sale or conveyance may be made or which holders of Units receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Units sought to be acquired by it and to which it was entitled to acquire upon the exercise of the exchange right. If determined appropriate by the Trustees and the Directors, to give effect to or to evidence the provisions of this Section 7.5(d), the Fund, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any partnership units, trust units, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Fund, Countryside Canada and the Debenture Trustee pursuant to the provisions of this Section 7.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 17. Any indenture entered into between the Fund, any successor to the Fund or such purchasing Person or other entity, Countryside Canada and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 7.5(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances or other similar transactions.

(e) In any case in which this Section 7.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Fund and

Countryside Canada may defer, until the occurrence of such event, issuing to the holder of any Debenture exchanged after such record date and before the occurrence of such event the additional Units issuable upon such exchange by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that Countryside Canada shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Units upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Units declared in favour of holders of record of Units on and after the Date of Exchange or such later date as such holder would, but for the provisions of this Section 7.5(e), have become the holder of record of such additional Units pursuant to Section 7.4(b).

(f) The adjustments provided for in this Section 7.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Exchange Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exchange Price then in effect; provided however, that any adjustments which by reason of this Section 7.5(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) For the purpose of calculating the number of Units outstanding, Units owned by or for the benefit of the Fund shall not be counted.

(h) In the event of any question arising with respect to the adjustments provided in this Section 7.5, such question shall be conclusively determined by a firm of chartered accountants appointed by Countryside Canada and acceptable to the Debenture Trustee (who may be the auditors of the Fund); such accountants shall have access to all necessary records of the Fund and such determination shall be binding upon Countryside Canada, the Fund, the Debenture Trustee, and the Debentureholders.

(i) In case the Fund shall take any action affecting the Units other than action described in this Section 7.5, which in the opinion of the Directors, would materially affect the rights of Debentureholders, the Exchange Price shall be adjusted in such manner and at such time, by action of the Directors, subject to, as required, the prior written consent of the Toronto Stock Exchange (or, if the Units are not listed thereon, such other exchange on which the Debentures are then listed), as the Directors, in their sole discretion may determine to be equitable in the circumstances. Failure of the Directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j) Subject to, as required, the prior written consent of the Toronto Stock Exchange (or, if the Units are not listed thereon, such other exchange on which the Debentures are then listed), no adjustment in the Exchange Price shall be made in respect of any event described in Sections 7.5(a), 7.5(b) or 7.5(c) other than the events described in 7.5(a)(i) or 7.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms *mutatis mutandis* as though and with the same effect as if

they had exchanged their Debentures prior to the effective date or record date, as the case may be, of such event.

(k) Except as stated above in this Section 7.5, no adjustment will be made in the Exchange Price for any Debentures as a result of the issuance of Units at less than the Current Market Price for such Units on the date of issuance or the then applicable Exchange Price.

7.6 No Requirement to Issue Fractional Units

The Fund shall not be required to issue, and Countryside Canada shall not be required to cause the issuance of, fractional Units upon the exchange of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for exchange at one time by the same holder, the number of whole Units issuable upon exchange thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be exchanged. If any fractional interest in a Unit would, except for the provisions of this Section, be deliverable upon the exchange of any principal amount of Debentures, Countryside Canada shall, in lieu of delivering, or causing the delivery of, any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Exchange Price, less applicable withholding taxes, if any.

7.7 Fund to Reserve Units

The Fund covenants with Countryside Canada and the Debenture Trustee that it will at all times reserve and keep available out of its authorized Units (if the number thereof is or becomes limited), solely for the purpose of issuing such Units to Countryside Canada in connection with an exchange of Debentures, such number of Units as shall then be deliverable by Countryside Canada upon the exchange of all outstanding Debentures at that time, to enable and permit Countryside Canada to perform its obligation hereunder to deliver the requisite number of Units to Debentureholders who exercise their exchange rights hereunder. The Fund covenants with Countryside Canada and the Debenture Trustee that all Units, which shall be so issuable, shall be duly and validly issued as fully-paid and non-assessable upon receipt by the Fund of fair value consideration for such Units from Countryside Canada in such form as may be agreed to by the parties at the time. The Fund further covenants with Countryside Canada and the Debenture Trustee that it shall take all actions and do all things necessary or desirable to enable and permit Countryside Canada, in accordance with applicable law, to perform all of its obligations hereunder.

7.8 Cancellation of Exchanged Debentures

All Debentures exchanged in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Debenture Trustee and, subject to the provisions of Section 7.4 as to Debentures exchanged in part, no Debenture shall be issued in substitution therefor.

7.9 Certificate as to Adjustment

Countryside Canada shall from time to time immediately after it has acquired actual knowledge of the occurrence of any event which requires an adjustment or readjustment as provided in Section 7.5, deliver a Certificate of the Manager to the Debenture Trustee specifying the nature of

the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein may be relied upon by the Debenture Trustee and shall be verified by an opinion of a nationally recognized firm of chartered accountants appointed by Countryside Canada and acceptable to the Debenture Trustee (who may be the auditors of Countryside Canada or the Fund) and shall be conclusive and binding on all parties in interest. When so approved, Countryside Canada shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of Units, forthwith give notice to the Debentureholders in the manner provided in Section 15.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exchange Price.

7.10 Notice of Special Matters

Countryside Canada and the Fund covenant with the Debenture Trustee that so long as any Debenture remains outstanding, it will give written notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 15.2, of its intention to fix a record date for any event referred to in Section 7.5(a), (b) or (c) (other than the subdivision, redivision, reduction, combination or consolidation of its Units) which may give rise to an adjustment in the Exchange Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that Countryside Canada and the Fund shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

7.11 Protection of Debenture Trustee

Subject to Section 16.3, the Debenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Exchange Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Units or of any units, shares or other securities or property which may at any time be issued or delivered upon the exchange of any Debenture; and

(c) shall not be responsible for any failure of Countryside Canada to make any cash payment or to cause the Fund to issue, transfer or deliver Units, units or share certificates upon the surrender of any Debenture for the purpose of exchange, or to comply with any of the covenants contained in this Article.

7.12 U.S. 1933 Act Legend on Units

Each certificate representing Units issued upon exchange of Debentures pursuant to this Article 7 bearing the U.S. 1933 Act Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall also bear the U.S. 1933 Act Legend set forth in Section 2.14; provided that if the Units are being sold outside the United States in accordance with Rule 904 of Regulation S, the U.S. 1933 Act Legend may be removed by providing

a declaration to the transfer agent for the Units, as set forth in Schedule E hereto (or as the Fund may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. 1933 Act Legend may be removed by delivery to the transfer agent for the Units, of an opinion of counsel of recognized standing, reasonably satisfactory to the Fund, to the effect that the U.S. 1933 Act Legend is no longer required under applicable requirements of the 1933 Act or any applicable local laws or regulations. Provided that the transfer agent obtains confirmation from the Fund that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 8
COVENANTS OF COUNTRYSIDE CANADA

Countryside Canada hereby covenants and agrees, and the Fund with respect to the last sentence of Section 8.4, Section 8.6 and Section 8.8 and also covenants and agrees, with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

8.1 To Pay Principal and Interest

Subject at all times to the provisions of Article 6 hereof, Countryside Canada will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

8.2 To Pay Debenture Trustee's Remuneration

Countryside Canada will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to any of the Debentures or interest thereon. Any amount due under this Section and unpaid thirty days after written request for such payment shall bear interest from the expiration of such thirty days at a rate per annum equal to the then rate charged by the Debenture Trustee under similar indentures from time to time, payable on demand. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

8.3 To Give Notice of Default

Countryside Canada shall notify the Debenture Trustee in writing immediately upon obtaining knowledge of any Event of Default hereunder.

8.4 Preservation of Existence, etc.

Subject to the express provisions hereof, Countryside Canada will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their respective businesses, in a proper, efficient and business-like manner and in accordance with good business practices and in compliance with all applicable laws; and, subject to the express provisions hereof, it will do or cause

to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries' respective existences and rights. On the date of issuance of the Debentures and for so long as the Debentures remain outstanding, all material undertaking, property and assets of the Fund shall be held through Countryside Canada and its wholly-owned Subsidiaries provided that for purposes of this Section 8.4 amounts distributed for the purpose of funding a distribution to holders of Units shall not be deemed to be a material undertaking, property or asset of the Fund.

8.5 Keeping of Books

Countryside Canada will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of Countryside Canada in accordance with generally accepted accounting principles.

8.6 Reporting Requirements

In the event that Countryside Canada has Global Debentures outstanding, the Fund will provide the Depository with copies of continuous disclosure documents furnished to its Unitholders.

8.7 Performance of Covenants by Debenture Trustee

If Countryside Canada shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of Countryside Canada or may itself perform any of the covenants capable of being performed by it, but (subject to Sections 9.2 and 16.3) shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee shall be repayable as provided in Section 8.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve Countryside Canada of any default hereunder or from its continuing indebtedness.

8.8 Listing

The Fund and Countryside Canada shall use commercially reasonable efforts to ensure that the Units and the Debentures, respectively, are listed and posted for trading on the Toronto Stock Exchange, and shall maintain such listing and posting for trading of the Units and the Debentures, respectively, on the Toronto Stock Exchange, and to maintain the Fund's status as a "reporting issuer" not in default of Applicable Securities Legislation.

8.9 Regarding Distributions and Payments

Neither Countryside Canada nor any of its Subsidiaries shall make any payment, distribution or transfer of assets, including, without limitation, pursuant to any legal obligation, to any Subsidiary of the Fund (excluding Countryside Canada or a wholly-owned Subsidiary of Countryside Canada) other than dividends or distributions paid in the ordinary course (i) for the purpose of funding a distribution to holders of Units; or (ii) for the purpose of funding operating expenses of Countryside Canada or any of its Subsidiaries.

ARTICLE 9
DEFAULT

9.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an **"Event of Default"**:

(a) failure for 15 days to pay interest on the Debentures when due;

(b) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c) if a decree or order of a Court having jurisdiction is entered adjudging Countryside Canada a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of Countryside Canada, or appointing a receiver of, or of any substantial part of, the property of Countryside Canada or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(d) if Countryside Canada institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws of Canada or any province or territory thereof, or consents to the filing of any such petition or to the appointment of a receiver of, or liquidator or trustee or assignee in bankruptcy or insolvency for it, or of any substantial part of, the property of Countryside Canada or makes a general assignment for the benefit of creditors, or is unable to or admits in writing its inability to pay its debts generally as they become due;

(e) if a resolution is passed for the winding-up or liquidation of Countryside Canada except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 12.1 are duly observed and performed;

(f) if, after the date of this Indenture, any proceedings with respect to Countryside Canada are taken with respect to a compromise or arrangement, with respect to creditors of Countryside Canada generally, under the applicable legislation of any jurisdiction; or

(g) default in the observance or performance of any material covenant or condition of this Indenture by Countryside Canada or by the Fund for a period of 30 days after notice in writing has been given by the Debenture Trustee to Countryside Canada or the Fund, as applicable, specifying such default and requiring Countryside Canada or the Fund, as applicable, to remedy such default.

In each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures

then outstanding, and upon being indemnified to its reasonable satisfaction against all fees, costs, expenses and liabilities to be incurred, subject to the provisions of Section 9.3, by notice in writing to Countryside Canada declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and Countryside Canada shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of Countryside Canada, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by Countryside Canada on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of Countryside Canada's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 9.6. For greater certainty, for the purposes of this Section 9.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 9.1 refer to Debentures of that particular series. For purposes of this Article 9, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 9.1, then this Article 9 shall apply *mutatis mutandis* to the Debentures of such series and references in this Article 9 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

9.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default: (i) to the Debentureholders in the manner provided in Section 15.1; and (ii) relying upon contact information provided by Countryside Canada from time to time, to the agent under the Amended Credit Facility, provided that the Debenture Trustee shall be entitled to rely on such notice and shall not be subject to any liability as a result of its inadvertent failure to provide such notice. Notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised Countryside Canada in writing.

When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Debenture Trustee to the Debentureholders within 15 days after the Debenture Trustee receives written notice that the Event of Default has been cured.

9.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of a majority of the principal amount of Debentures then outstanding or by Ordinary Resolution of Debentureholders at a meeting held in accordance with Article 14 hereof, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 9.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing, if the Event of Default has occurred by reason of the non-observance or non-performance by Countryside Canada of any covenant applicable only to one or more series of Debentures, then the holders of a majority of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b) the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, relying on the opinion of Counsel, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

9.4 Enforcement by the Debenture Trustee

Subject to the provisions of Section 9.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if Countryside Canada shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 9.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to Countryside Canada or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against Countryside Canada or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 9.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof at the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

9.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or premium (if any) or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or to have Countryside Canada wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by

Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

9.6 Application of Monies by Debenture Trustee

(a) Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from Countryside Canada pursuant to the foregoing provisions of this Article 9, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of Countryside Canada, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i) first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii) second, but subject as hereinafter in this Section 9.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such monies to Countryside Canada or its assigns; provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Fund or any of its Subsidiaries (other than any Debenture pledged for value and in good faith to a person other than the Fund or any of its Subsidiaries but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to

provide for the payments mentioned in Section 9.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 16.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

9.7 Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 15.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 9. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

9.8 Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 9 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to Countryside Canada as the Debenture Trustee shall deem sufficient.

9.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

9.10 Judgment Against Countryside Canada

Countryside Canada covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

9.11 Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Trustee or Director, or officer of the Administrator or the Manager, or holder of Units or

Shares or of any successor for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by Countryside Canada or the Fund herein or in the Debentures contained.

9.12 Subordination

This Article 9 is subject to the terms and provisions of Article 6.

ARTICLE 10
SATISFACTION AND DISCHARGE

10.1 Cancellation and Destruction

Subject to applicable retention requirements, all Debentures shall forthwith after payment thereof be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Debenture Trustee and, if required by Countryside Canada, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

10.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a) Countryside Canada shall be entitled to pay or deliver to the Debenture Trustee and direct the Debenture Trustee to set aside; or

(b) in respect of monies or Units in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, Countryside Canada shall be entitled to direct the Debenture Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside,

the principal, premium (if any) or the interest, as the case may be (after deduction of any applicable taxes), in trust to be paid or delivered to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Units, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Units (plus distributions on Units, less applicable withholding taxes, if any), so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to Section 10.4.

10.3 Repayment of Unclaimed Monies

Subject to applicable law, any monies or Units, if applicable, set aside under Section 10.2 and not claimed by and paid to holders of Debentures as provided in Section 10.2 within ten

years after the date of such setting aside shall be repaid and delivered to Countryside Canada by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Units, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Units, if applicable, were so repaid to Countryside Canada shall have no rights in respect thereof except to obtain payment and delivery of the monies or Units, if applicable, from Countryside Canada subject to any limitation provided by the laws of the Province of Ontario.

10.4 Discharge

The Debenture Trustee shall at the written request of Countryside Canada release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release Countryside Canada and the Fund from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

10.5 Satisfaction

(a) Countryside Canada shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of Countryside Canada, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i) Countryside Canada has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii) Countryside Canada has deposited or caused to be deposited with the Debenture Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Units, if applicable; or

(B) if the Debentures are issued in a currency or currency unit other than Canadian Dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and

interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable,,

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures, provided that, for the purposes of Section 10.5(a)(ii)(B), the Debenture Trustee will be entitled to rely on an opinion of Counsel or such other advisor satisfactory to it in making such a determination;

and in either event:

(iii) Countryside Canada has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv) Countryside Canada has delivered to the Debenture Trustee a Certificate of the Manager stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 10.5 shall be irrevocable, subject to Section 10.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and Countryside Canada and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied. In the event that the Debenture Trustee enters into any such agreement contemplated by this Section 10.5(a), the Debenture Trustee shall be deemed to have completely and satisfactorily discharged its duties and obligations under this indenture with respect to the Debentures being satisfied and all future duties and obligations of the Debenture Trustee with respect to the satisfied Debentures shall be governed solely pursuant to the terms of the new escrow and/or trust agreement, as applicable.

(b) Notwithstanding anything to the contrary in Section 10.5(a), the Debenture Trustee shall not be obligated to accept holdings of any nature or kind which it does not hold for its clients in the ordinary course of business.

(c) Upon the satisfaction of the conditions set forth in this Section 10.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 5, Section 16.18 and the other provisions of this Indenture pertaining to the foregoing provisions) shall no longer be binding upon or applicable to Countryside Canada or the Fund.

(d) Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 10.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(e) If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 10.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, Countryside Canada's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 10.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 10.5, provided that if Countryside Canada has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, Countryside Canada shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

10.6 Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 10.5, the holders of Debentures and Countryside Canada shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 5, Section 16.18 and the other provisions of this Indenture pertaining to the foregoing provisions.

ARTICLE 11
UNIT INTEREST PAYMENT ELECTION

11.1 Unit Interest Payment Election

(a) Provided that no Event of Default has occurred and is continuing and that all necessary regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Units are then listed), Countryside Canada shall have the right, at any time and from time to time, to make a Unit Interest Payment Election in respect of any Interest Obligation, in whole or in part, by delivering a Unit Interest Payment Election Notice to the Debenture Trustee no later than the earlier of: (i) the date required by applicable law or the rules of any stock exchange on which the Debentures or Units are then listed, and (ii) the day which is 15 Business Days prior to the Interest Payment Date to which the Unit Interest Payment Election relates.

(b) Upon receipt of a Unit Interest Payment Election Notice, the Debenture Trustee shall, as directed in writing by Countryside Canada, as agent of Countryside Canada, in accordance with this Article 11 and such Unit Interest Payment Election Notice: (i) deliver Unit Bid Requests to the investment banks, brokers or dealers (each, a "**Broker**") identified by Countryside Canada, in its absolute discretion, in the Unit Interest Payment Election Notice, or (ii) agree to Countryside Canada establishing an account or accounts (in the name of the Debenture Trustee, if necessary) with a Broker identified by Countryside Canada, in its absolute discretion, in the Unit Interest Payment Election Notice for the purpose of such Broker selling Freely Tradeable Units on behalf of Countryside Canada in accordance with the terms hereof (which Broker shall notify Countryside Canada and the Debenture Trustee as such Units are sold and the settlement rules prescribed by securities regulatory policies shall apply in respect of the payment for such Units). The Broker shall send copies of

the monthly statements and transaction slips in respect of all sales of Units to Countryside Canada (with a duplicate copy to the Debenture Trustee, or as it may otherwise in writing direct), as soon as reasonably practicable after preparation thereof). All fees payable in respect of such accounts shall be paid by Countryside Canada; provided, however, that it shall be a condition precedent to Countryside Canada establishing such an account with one or more Brokers that all necessary legal, regulatory and other requirements have been satisfied by Countryside Canada and the Debenture Trustee, if applicable, and Countryside Canada shall assume, to the maximum extent permitted herein and at law, all responsibility for administering such account(s). In connection with the Unit Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the Units from Countryside Canada and process the Units in accordance with the Unit Interest Payment Election Notice, (ii) accept bids with respect to, and consummate sales of, such Units, each as Countryside Canada shall direct in its absolute discretion through the Broker identified by Countryside Canada in the Unit Interest Payment Election Notice, (iii) invest the proceeds of such sales in Canadian Government Obligations, (iv) deliver proceeds to holders of Debentures to satisfy all or a portion of Countryside Canada's Interest Obligations, as directed by Countryside Canada in the Unit Interest Payment Election Notice, and (v) perform any other action necessarily incidental thereto as directed by Countryside Canada in its absolute discretion. The Unit Interest Payment Election Notice shall, where the Debenture Trustee delivers Unit Bid Requests, direct the Debenture Trustee to solicit and accept only, and each Unit Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate net proceeds from such issue and sale of Units which, together with the cash payments to be made by Countryside Canada, if any, equal the Interest Obligation on the Unit Delivery Date.

(c) The Unit Interest Payment Election Notice shall provide confirmation from Countryside Canada that all necessary regulatory approvals have been obtained and shall also provide for, and all bids, if any, shall be subject to, the right of Countryside Canada, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Units on the Unit Delivery Date, to withdraw the Unit Interest Payment Election (which shall have the effect of withdrawing each related Unit Bid Request), whereupon Countryside Canada shall be obliged to pay in cash the Interest Obligation in respect of which the Unit Interest Payment Election Notice has been delivered.

(d) Any sale of Units pursuant to this Article 11 may be made to one or more Persons whose bids are solicited.

(e) The amount receivable by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not Countryside Canada elects to satisfy the Interest Obligation pursuant to a Unit Interest Payment Election.

(f) The Debenture Trustee shall inform Countryside Canada promptly following receipt of any bid or bids for Units solicited pursuant to the Unit Bid Requests. The Debenture Trustee shall accept such bid or bids as Countryside Canada, in its absolute discretion, shall direct by Written Direction of the Manager, provided that

the aggregate net proceeds of all sales of Units through the facilities of a registered broker/dealer resulting from the acceptance of such bids, together with the amount of any cash payment by Countryside Canada, on the Unit Delivery Date, must be equal to the related Unit Interest Payment Election Amount in connection with any bids so accepted. Countryside Canada, the Debenture Trustee (if required by Countryside Canada in its absolute discretion) and the applicable bidders shall, not later than the Unit Delivery Date, enter into Unit Purchase Agreements in a form satisfactory to the Debenture Trustee and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Units are then listed. Countryside Canada shall pay all fees and expenses in connection with the Unit Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Debenture Trustee.

(g) Provided that (i) all conditions specified in each Unit Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Units to be sold thereunder against payment of the purchase price thereof, and (ii) the purchasers under each Unit Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Unit Delivery Date, Countryside Canada shall, on the Unit Delivery Date, deliver to the Debenture Trustee the Units to be sold on such date through the facilities of a registered broker/dealer, an amount in cash equal to the value of any fractional Units and a Certificate of the Manager to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Unit Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales through the facilities of a registered broker/dealer on such Unit Delivery Date by the delivery of the Units to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefor.

(h) The Debenture Trustee shall, on the Unit Delivery Date, use the sale proceeds of the Units (together with any cash received from Countryside Canada) to purchase, on the direction of Countryside Canada in writing, Canadian Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the "**Unit Proceeds Investment**") and shall, on such date, deposit the balance, if any, of such sale proceeds in the Property Account for such Debentures. The Debenture Trustee shall hold such Unit Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Unit Proceeds Investment in the Property Account to bring the balance of the Property Account to the Unit Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay Countryside Canada held in the Property Account to the holders of record of the Debentures on the record date of such Interest Payment Date (less any tax required to be withheld, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Unit Proceeds Investment or otherwise in excess of the Unit Interest Payment Election Amount to Countryside Canada.

(i) Neither the making of a Unit Payment Election nor the consummation of sales of Units on a Unit Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Freely Tradeable Units in satisfaction of such Interest Obligation.

ARTICLE 12
SUCCESSORS

12.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 13, Countryside Canada shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (herein called a "**Successor**") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction Countryside Canada and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

   (i) the Successor will have assumed all the covenants and obligations of Countryside Canada under this Indenture in respect of the Debentures;

   (ii) the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

   (iii) in the case of an entity organized otherwise than under the laws of the Province of Ontario, shall attorn to the jurisdiction of the courts of the Province of Ontario;

(b) such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(c) no condition or event shall exist as to Countryside Canada (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

12.2 Vesting of Powers in Successor

Whenever the conditions of Section 12.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of Countryside Canada under this Indenture

with the same effect as though the Successor had been named as Countryside Canada herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor or the disposition of less than all of Countryside Canada's undertaking, property and assets to the Successor, Countryside Canada shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon Countryside Canada delivering to the Debenture Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to Countryside Canada or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 13
COMPULSORY ACQUISITION

13.1 Definitions

In this Article:

(a) "**Affiliate**" and "**Associate**" shall have their respective meanings set forth in the *Securities Act* (Ontario);

(b) "**Dissenting Debentureholders**" means a Debentureholder who does not accept an Offer referred to in Section 13.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c) "**Offer**" means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d) "**offer to acquire**" includes an acceptance of an offer to sell;

(e) "**Offeror**" means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f) "**Offeror's Debentures**" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror; and

(g) "**Offeror's Notice**" means the notice described in Section 13.3.

13.2 Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by

Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 13.3 and 13.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

13.3 Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 13.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must elect to:

(i) transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; or

(ii) demand payment of fair value for their Debentures by notifying the Offeror within 21 calendar days after the date of receiving the Offeror's Notice;

(d) any Dissenting Debentureholders who fails to notify the Offeror of its election as described under Section 13.3(c) will be deemed to have elected to transfer his or her Debentures to the Offeror on the same terms on which the Offeror acquired Debentures from Debentureholders who accepted the Offer.

13.4 Delivery of Debenture Certificates

(a) A Dissenting Debentureholder to whom a Offeror's Notice is sent pursuant to Section 13.3 shall, within 21 days after the date of receiving the Offeror's Notice,

(i) in the case of Fully Registered Debentures, send his or her Debenture certificate(s) to the Debenture Trustee duly endorsed for transfer; and

(ii) elect to:

(A) transfer his or her Debentures to the Offeror for the same consideration per Debenture of the applicable series payable or paid, as the case may be, under the Offer; or

(B) demand payment from the Offeror of fair value for such Debentures.

(b) Any Dissenting Debentureholder who fails to notify the Offeror in accordance with Section 13.4(a) is deemed to have elected to transfer the Debentures to the Offeror on the same terms on which the Offeror acquired Debentures of the applicable series from Debentureholders who accepted the Offer.

13.5 Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends a Offeror's Notice pursuant to Section 13.3, the Offeror shall pay or transfer to the Debenture Trustee, or to such other person as the Debenture Trustee may direct, the cash or other consideration that would be payable if all Dissenting Debentureholders elected to accept the Offer in accordance with Section 13.4(a)(ii)(A). The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

13.6 Consideration to be held in Trust

The Debenture Trustee, or the person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 13.5. The Debenture Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, which may include an Affiliate of the Debenture Trustee, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

13.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of a Offeror's Notice pursuant to Section 13.3, the Debenture Trustee, if the Offeror has complied with Section 13.6, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders who have made or are deemed to have made an election under Section 13.4(a)(ii)(A) to the Offeror;

(b) send to each Dissenting Debentureholder who has made or deemed to have made an election under Section 13.4(a)(ii)(A) and, if applicable has complied with Section 13.4(a)(i), the consideration to which such Dissenting Debentureholder is entitled under this Article 13 net of applicable withholding taxes, if applicable; and

(c) send to each Dissenting Debentureholder who has made or deemed to have made an election under Section 13.4(a)(ii)(A) but has not complied with Section 13.4(a)(i), if applicable, a notice stating that:

(i) his or her Debentures have been transferred to the Offeror;

(ii) the Debenture Trustee or some other Person designated in such notice are holding in trust the consideration to which the Dissenting Debentureholder is entitled to receive for such Debentures; and

(iii) the Debenture Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee or such other Person may require in lieu thereof,

and the Debenture Trustee is hereby appointed the agent and attorney, and is granted power of attorney with respect to the Debentures, of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions, including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

13.8 Demand for Payment of Fair Value

(a) If a Dissenting Debentureholder has elected to demand payment of the fair value for his or her Debentures pursuant to Section 13.4(a)(ii)(B), the Offeror may, within 21 calendar days after it has paid the cash or transferred the other consideration to the Debenture Trustee under Section 13.6, apply to a court to fix the fair value of the Debentures of that Dissenting Debentureholder.

(b) If a Offeror fails to apply to a court under Section 13.9(a), a Dissenting Debentureholder may apply to a court for the same purpose within a further period of 21 calendar days.

(c) Where no application is made to a court under Section 13.9(b) within the period set out in that Section, a Dissenting Debentureholder is deemed to have elected to transfer his or her Debentures to the Offeror on the same terms on which the Offeror acquired Debentures of the applicable series from Debentureholders who accepted the Offer.

(d) An application under Section 13.9(a), or 13.9(b), shall be made to a court having jurisdiction in the Province of Ontario.

(e) A Dissenting Debentureholder is not required to give security for costs in an application made under Section 13.9(a) or 13.9(b).

(f) On an application under Section 13.9(a) or 13.9(b) :

(i) all Dissenting Debentureholders that have elected pursuant to Section 13.4(a)(ii)(B) whose Debentures have not been acquired by the Offeror shall be joined as parties and are bound by the decision of the court; and

(ii) the Offeror shall notify each affected Dissenting Debentureholder of the date, place and consequences of the application and of their right to appear and be heard in person or by legal counsel.

(g) On an application to a court under Section 13.9(a) or 13.9(b) the court may determine whether any other Person is a Dissenting Debentureholder who should be joined as a party, and the court shall then fix a fair value for each series of Debentures held by the Dissenting Debentureholders.

(h) A court may in its discretion appoint one or more appraisers to assist the court in fixing a fair value for each series of Debentures of a Dissenting Debentureholder.

(i) The final order of the court shall be made against the Offeror in favour of each Dissenting Debentureholder in the amount for each series of Debentures as fixed by the court.

(j) In connection with proceedings under this Section 13.9, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may:

(i) fix the amount of money or other consideration that is required to be held in trust under Section 13.7;

(ii) order that money or other consideration be held in trust by a Person other than the Debenture Trustee; and

(iii) allow a reasonable rate of interest on the amount payable to each Dissenting Debentureholder from the date they send or deliver notice to the Offeror under Section 13.4 until the date of payment.

13.9 Communication of Offer to Countryside Canada

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to Countryside Canada.

ARTICLE 14
MEETINGS OF DEBENTUREHOLDERS

14.1 Right to Convene Meeting

The Debenture Trustee or Countryside Canada may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of Countryside Canada or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by Countryside Canada or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding and indemnification, to give notice convening a meeting, Countryside Canada or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Debenture Trustee.

14.2 Notice of Meetings

(a) At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 15.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 14.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 14.2(c) and (d)), then:

(i) a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee, as advised by counsel, so especially affected (hereinafter referred to as the "**especially affected series**") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "**Serial Meeting**"; and

(ii) the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 14.15 unless in addition to compliance with the other provisions of this Article 14:

(A) at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 14 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 14.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c) Subject to Section 14.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 14.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by

an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and Countryside Canada for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or any redemption premium thereon or to impair any exchange right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 14.2 or Sections 14.4, 14.12 and 14.15,

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

14.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by Countryside Canada (in case it convenes the meeting) or the Debenture Trustee (in any other case) shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

14.4 Quorum

Subject to the provisions of Section 14.12, at any meeting of the Debentureholders a quorum shall consist of not less than two Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, to the extent possible, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 14.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

14.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

14.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 14.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

14.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

14.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than U.S. Dollars, the principal amount thereof for these purposes shall be computed by Countryside Canada in U.S. Dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

14.9 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. Countryside Canada (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any

such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Debenture Trustee, Countryside Canada or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to Countryside Canada or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

14.10 Persons Entitled to Attend Meetings

Countryside Canada, the Manager and the Debenture Trustee, by their respective officers, directors, employees and agents (as applicable), the Auditors of Countryside Canada and the legal advisers of Countryside Canada, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

14.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by applicable law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed:

(a) power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee against

Countryside Canada, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by Countryside Canada and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of Countryside Canada or for the consolidation, amalgamation or merger of Countryside Canada with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of Countryside Canada or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 12.1 shall have been complied with;

(e) power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Debenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 9.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 9.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of Countryside Canada;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and

the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until a new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l) power to sanction the exchange of the Debentures for or the conversion thereof into units, bonds, debentures or other securities or obligations of Countryside Canada or of any other Person formed or to be formed;

(m) power to authorize the distribution *in specie* of any shares or securities received pursuant to a transaction authorized under the provisions of Section 14.11(l); and

(n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 14.11(j).

Notwithstanding the foregoing provisions of this Section 14.11, none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 6 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

14.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66⅔% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66⅔% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the

principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 15.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66⅔% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66⅔% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

14.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

14.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of Countryside Canada, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

14.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66⅔% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66-⅔% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "**Extraordinary Resolution**" when used in this Indenture shall include an instrument so signed.

14.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 14.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

14.17 Evidence of Rights Of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

14.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 14.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 14 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 15
NOTICES

15.1 Notice to Countryside Canada

Any notice to Countryside Canada or the Fund under the provisions of this Indenture shall be valid and effective if delivered to Countryside Canada and the Fund at 495 Richmond Street, Suite 920, London, ON, N6A 5A9, Attention: Chairman of the Board, with a copy delivered to the Manager at: c/o Eilenberg & Krouse, LLP, 11 East 44th Street, New York, NY, 10017 Attention:

Chief Executive Officer, Fax: (212) 986-2399 and a copy delivered to Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Attention: Bill Gorman: (416) 979-1234 or if given by registered letter, postage prepaid, or facsimile transmission to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof or if sent by facsimile transmission on the first Business Day after confirmed transmission. Countryside Canada may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of Countryside Canada for all purposes of this Indenture.

15.2 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of Countryside Canada to give or mail any notice due to any event beyond the reasonable control of Countryside Canada shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, Countryside Canada shall give such notice by publication at least once in the City of Toronto, Ontario (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in the newspaper in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders having an interest in such Debenture.

15.3 Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Toronto, 6th Floor, 320 Bay Street, Toronto, Ontario M5H 4A6, Attention: Director, Corporate Trust Department or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Debenture Trustee may from time to time notify Countryside Canada in writing of a change of address which thereafter, until by like notice shall be the address of the Debenture Trustee to receive notices from Countryside Canada.

15.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 15.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 15.3.

ARTICLE 16
CONCERNING THE DEBENTURE TRUSTEE

16.1 No Conflict of Interest

The Fund acknowledges that the Debenture Trustee is acting as indenture trustee with respect to the Countryside Canada Notes. Accordingly, the Debenture Trustee may have or appear to have a conflict of interest. The Fund hereby agrees and consents to the appointment of the Debenture Trustee pursuant to this indenture.

Other than as disclosed above in this Section 16.1, the Debenture Trustee represents to Countryside Canada that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 16.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 16.2.

16.2 Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to Countryside Canada 30 days' notice in writing or such shorter notice as Countryside Canada may accept as sufficient. If at any time a material conflict of interest exists in the Debenture Trustee's role as a fiduciary hereunder the Debenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 16.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, Countryside Canada shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by Countryside Canada, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at Countryside Canada's expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by Countryside Canada or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Debenture Trustee shall be effective only upon such new Debenture Trustee becoming bound by this Indenture. Any new Debenture Trustee appointed under any provision of this Section 16.2 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada. On any new appointment the new

Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, or any company succeeding to the corporate trust business of the Debenture Trustee shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of Countryside Canada, the Debenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from Countryside Canada be required by any new Debenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee, be made, executed, acknowledged and delivered by Countryside Canada.

16.3 Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

16.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 16.5, if applicable, and with any other applicable requirements of this Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may act and rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for Countryside Canada.

16.5 Evidence and Authority to Debenture Trustee, Opinions, etc.

Countryside Canada shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by Countryside Canada or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of Countryside Canada, forthwith if and when (a) such evidence is required by any other Section of this

Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section 16.5, or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives Countryside Canada written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a) a Certificate of the Manager, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of Countryside Canada whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employer of Countryside Canada it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

Countryside Canada shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, a Certificate of the Manager affirming compliance with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. Countryside Canada shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to

any action or step required or permitted to be taken by Countryside Canada or as a result of any obligation imposed by this Indenture.

16.6 Debenture Trustee May Rely on Certificate of the Manager

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may act and rely upon a Certificate of the Manager.

16.7 Experts, Advisers and Agents

The Debenture Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Debenture Trustee or by Countryside Canada, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof, and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for Countryside Canada.

16.8 Debenture Trustee May Deal in Debentures

Subject to Sections 16.1 and 16.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with Countryside Canada or otherwise, without being liable to account for any profits made thereby.

16.9 Investment of Monies Held by Debenture Trustee

Upon receipt of a Written Direction of the Manager, the Debenture Trustee shall invest the funds in its name in accordance with such direction. Any direction from the Manager to the Debenture Trustee shall be in writing and shall be provided to the Debenture Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by Debenture Trustee after 9:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. the next Business Day. For the purpose of this Section, "**Business Day**" shall not include any day on which banks are not open for business in Toronto, Ontario. For the purpose hereof, "**Authorized Investments**" means short-term interest-bearing or discount debt obligations issued or guaranteed by the government of Canada or a Province or a Canadian chartered

bank (which may include an Affiliate or related party of the Debenture Trustee) provided that such obligation is rated at least R1 (middle) by a DBRS Inc. or an equivalent rating service.

In addition to any Written Direction of the Manager to invest cash in an Authorized Investment, the Debenture Trustee may hold cash balances constituting part or all of the fund and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates; but the Indenture Trustee and its Affiliates shall not be liable to account for any profit to any parties to this indenture or to any other person or entity other than at a rate, if any, established from time to time by the Debenture Trustee or one of one of its Affiliates". For the purpose of this Section, "**Affiliate**" means affiliated companies within the meaning of the *Business Corporations Act* (Ontario) ("**OBCA**"); and includes the Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and Mellon Bank, N.A. and each of their affiliates within the meaning of the OBCA.

The Debenture Trustee shall not be held liable for any losses incurred in the investment of any funds in Authorized Investments.

16.10 Debenture Trustee will Disburse Only Monies Deposited

The Debenture Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it.

16.11 Debenture Trustee Not Ordinarily Bound

Except as provided in Section 9.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 16.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by Countryside Canada of any of the obligations herein imposed upon Countryside Canada or of the covenants on the part of Countryside Canada herein contained, nor in any way to supervise or interfere with the conduct of Countryside Canada's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 14, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

16.12 Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

16.13 Debenture Trustee Not Bound to Act on Countryside Canada's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of Countryside Canada or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be

empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

16.14 Debenture Trustee Not Bound to Act

The Debenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Debenture Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Debenture Trustees, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 30 days' written notice to Countryside Canada or any shorter period of time as agreed to by Countryside Canada, notwithstanding the provisions of Section 16.2 of this Indenture, provided that:

(a) the Debenture Trustee's written notice shall describe, if permissible by applicable legislation, the circumstances of such non-compliance; and

(b) if such circumstances are rectified to the Debenture Trustee's satisfaction within such 30 day period, then such resignation shall not be effective.

16.15 Debenture Trustee Protected in Acting

The Debenture Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, Certificate of the Manager, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile transmission, directions or other paper document believed in good faith by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Debenture Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, affidavit or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

16.16 Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

16.17 Authority to Carry on Business

The Debenture Trustee represents to Countryside Canada that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 16.13, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in any of the provinces or territories of Canada either become so authorized or resign in the manner and with the effect specified in Section 16.2.

16.18 Compensation and Indemnity

(a) Countryside Canada shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by Countryside Canada and the Debenture Trustee, and shall pay and reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) Countryside Canada hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers and employees and agents (collectively, the "**Indemnified Parties**" and each an "**Indemnified Party**") from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against an Indemnified Party or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful misconduct or bad faith of an Indemnified Party. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. An Indemnified Party shall notify Countryside Canada promptly of any claim for which it may seek indemnity. Countryside Canada shall defend the claim and the Indemnified Party shall co-operate in the defence. An Indemnified Party may have separate counsel and Countryside Canada shall pay the reasonable fees and expenses of such Counsel. Countryside Canada need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture.

(c) Countryside Canada need not reimburse any expense or indemnify against any loss or liability incurred by any Indemnified Party through any of such party's negligence, wilful misconduct or bad faith.

16.19 Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

16.20 Withholding Obligation

(a) For greater certainty, the Debenture Trustee shall, as directed by Countryside Canada, withhold, from any payment made to a holder of a Debenture pursuant to the terms of this Indenture, the amount of any applicable withholding taxes required to be withheld in respect of such payment, and the Debenture Trustee shall remit such withheld amounts to the appropriate governmental authority, as and when required.

(b) In connection with the Debenture Trustee's obligation to withhold pursuant to Section 16.20(a) above, to the extent any payment to be made to a holder of a Debenture pursuant to the terms of this Indenture is to be satisfied by Countryside Canada delivering, or causing the delivery of, Units or other securities to the Debentureholder (including, without limitation, the delivery of Units or other securities upon an exchange of Debentures pursuant to Article 7), the Debenture Trustee shall, upon the written direction of Countryside Canada but for the account of the Debentureholder, sell, through the investment banks, registered brokers or registered dealers selected by Countryside Canada or the Fund, out of the Units or other securities issued on an exchange pursuant to Article 7, such number of Units or other securities that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of applicable withholding taxes required to be withheld, and the Debenture Trustee shall withhold such net proceeds and remit such amounts to the appropriate governmental authority, as and when required. Any amounts of net proceeds (after payment of all costs) in excess of the amount required to cover applicable withholding taxes will be remitted to the Debentureholder.

(c) For the purposes of determining the appropriate withholdings to be made from any payment to be made to a holder of a Debenture, Countryside Canada and the Debenture Trustee agree to co-operate and to provide each other with any relevant information they have with respect to the holders of the Debentures.

ARTICLE 17
SUPPLEMENTAL INDENTURES

17.1 Supplemental Indentures

From time to time the Debenture Trustee and, when authorized by a resolution of the Trustees and the Directors, respectively, the Fund and Countryside Canada, may, and they shall when

required by this Indenture, subject to the prior written approval of the Toronto Stock Exchange, as required, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the issuance of Additional Debentures under this Indenture;

(b) adding to the covenants of Countryside Canada herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee (relying on an opinion of Counsel), will not be prejudicial to the interests of the Debentureholders;

(d) evidencing the succession, or successive successions, of others to Countryside Canada or the Fund and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 14;

(f) approving amendments to this Indenture which, in the opinion of the Debenture Trustee relying on the advice of Counsel, are necessary or desirable to prevent the assets of the Fund from being treated for any purpose of ERISA or Section 4975 of the U.S. Tax Code as assets of any "**employee benefit plan**", as defined in Section 3 of ERISA, that is subject to Title I of ERISA, or of any "**plan**" as defined in, and subject to, Section 4975 of the U.S. Tax Code or to prevent the Fund or any Affiliate of the Fund from engaging in a "**prohibited transaction**" described in Section 406 of ERISA or as defined in Section 4975(c) of the U.S. Tax Code; and

(g) for any other purpose not inconsistent with the terms of this Indenture, provided that, in the opinion of the Debenture Trustee (relying on an opinion of Counsel), the rights of the Debentureholders are in no way prejudiced thereby.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. Countryside Canada, the Fund and the Debenture Trustee (relying on the opinion of Counsel) may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be properly done in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, Countryside Canada, the Fund and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained

herein or in any indenture supplemental hereto or any Written Direction of Countryside Canada provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders and the lenders or holders of the Senior Credit Agreements are in no way prejudiced thereby.

ARTICLE 18
EXECUTION AND FORMAL DATE

18.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

18.2 Liability of the Fund

The obligations of the Fund hereunder shall not be personally binding upon any Trustee or any registered or beneficial holder of Units or any beneficiary under a plan of which a holder of Units acts as a trustee or a carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, and that recourse shall be limited to, and satisfied only out of, the Fund Assets as defined in the Declaration of Trust.

18.3 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of November 14, 2005 irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under seal and by the hands of their proper officers.

CIBC MELLON TRUST COMPANY

Per: ______________________________
Name: GERALYN KROWLES
Title: ACCOUNT MANAGER

Per: ______________________________
Name: DENICE M. ELLESTON
Title: ASSOCIATE MANAGER

COUNTRYSIDE POWER INCOME FUND, by its attorney,
COUNTRYSIDE CANADA VENTURES INC.

Per: ______________________________
Name: Allen Rothman
Title: Director

COUNTRYSIDE CANADA POWER INC. by its attorney,
COUNTRYSIDE VENTURES LLC

Per: ______________________________
Name: Göran Mornhed
Title: Chief Executive Officer

GOODMANS\\5220972.12

IN WITNESS whereof the parties hereto have executed these presents under seal and by the hands of their proper officers.

CIBC MELLON TRUST COMPANY

Per: ________________________________

Name:
Title:

Per: ________________________________

Name:
Title:

COUNTRYSIDE POWER INCOME FUND, by its attorney,
COUNTRYSIDE CANADA VENTURES INC.

Per: ________________________________

Name: Allen Rothman
Title: Director

COUNTRYSIDE CANADA POWER INC. by its attorney,
COUNTRYSIDE VENTURES LLC

Per: ________________________________

Name: Göran Mornhed
Title: Chief Executive Officer

IN WITNESS whereof the parties hereto have executed these presents under seal and by the hands of their proper officers.

CIBC MELLON TRUST COMPANY

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

COUNTRYSIDE POWER INCOME FUND, by its attorney,
COUNTRYSIDE CANADA VENTURES INC.

Per: ______________________________
Name: Allen Rothman
Title: Director

COUNTRYSIDE CANADA POWER INC. by its attorney,
COUNTRYSIDE VENTURES LLC

Per: ______________________________
Name: Göran Mornhed
Title: Chief Executive Officer

GOODMANS\\5220972.12

COUNTRYSIDE CANADA POWER INC.

- and -

COUNTRYSIDE POWER INCOME FUND

- and -

CIBC MELLON TRUST COMPANY

SCHEDULE “A” TO THE TRUST INDENTURE

Form of Debenture

SCHEDULE "A"

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("**CDS**") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.

ISIN/

No. ______ US$____________

COUNTRYSIDE CANADA POWER INC.
(A corporation incorporated under and governed by the federal laws of Canada)

6.25% EXCHANGEABLE UNSECURED SUBORDINATED DEBENTURE
DUE OCTOBER 31, 2012

COUNTRYSIDE CANADA POWER INC. ("**Countryside Canada**") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "**Indenture**") dated as of November 14, 2005 between Countryside Canada, Countryside Power Income Fund and CIBC Mellon Trust Company (the "**Debenture Trustee**"), promises to pay to the registered holder hereof on October 31, 2012 (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of ● Dollars in lawful money of the United States (US$●) on presentation and surrender of this Initial Debenture at the principal offices of the Debenture Trustee in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.25% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on April 30 and October 31 in each year commencing on April 30, 2006 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption) to fall due on the Maturity Date and, should Countryside Canada at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from ●, 2005 to, but excluding,

April 30, 2006, which will be equal to US$● for each US$1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of Countryside Canada issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of US$55,000,000 in lawful money of the United States. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of Countryside Canada and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth, and to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of US$1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being US$1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of US$1,000, is exchangeable, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal offices of the Debenture Trustee in the City of Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Units (without adjustment for interest accrued hereon or for dividends or distributions on the Units issuable upon exchange) at a exchange price of C$10.75 (the "**Exchange Price**") per Unit, being an exchange ratio of 109.4884 Units for each US$1,000 principal amount of Initial Debentures so exchanged, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Exchange Price in the events therein specified. No fractional Units will be issued on any exchange but in lieu thereof, Countryside Canada will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Units to be issued upon exchange will be made for distributions or dividends on Units issuable upon exchange or for interest accrued on Initial Debentures surrendered for exchange. Holders exchanging their Initial Debentures will receive interest which has accrued and unpaid in respect thereof from the most recently completed Interest Payment Date to, but not including, the date of exchange.

This Initial Debenture may be redeemed at the option of Countryside Canada on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable prior to or on October 31, 2008, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After October 31, 2008 and prior to October 31, 2010, this Initial Debenture is redeemable at the option of Countryside Canada provided that Countryside Canada files with the Debenture Trustee on the day

preceding the day on which notice of redemption of this Initial Debenture is first given, a Certificate of the Manager certifying that the weighted average price of the Units on the Toronto Stock Exchange (or elsewhere in accordance with the Indenture) for 20 consecutive trading days, ending on the fifth trading day preceding the day prior to the date on which such notice is given, is at least 125% of the Exchange Price then in effect. On and after October 31, 2010 and prior to maturity, the Initial Debentures are redeemable at the option of Countryside Canada on the terms and conditions set out in the Indenture at the redemption price set out therein irrespective of the price of the Units on the Toronto Stock Exchange (or elsewhere in accordance with the Indenture).

Upon the occurrence of a Change of Control, each holder of Initial Debentures may subject to the terms and provisions of Section 2.4(i) and Article 6 of the Indenture require Countryside Canada to purchase the whole or any part of such holder's Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "**Put Right**"). Countryside Canada, at its option, may elect to satisfy the principal portion of such purchase price either by payment in cash or by the delivery of Units of the Fund. If 90% or more of the principal amount of all Initial Debentures outstanding on the date Countryside Canada provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Put Right, Countryside Canada has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If a takeover bid for Initial Debentures, within the meaning of the *Securities Act* (Ontario), is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures, provided that the holders of Initial Debentures will have the right to be paid the fair value of their Initial Debentures if they complied with the applicable procedures in the Indenture.

Countryside Canada may, on notice as provided in the Indenture, at its option and (subject to any applicable regulatory approval), elect to satisfy the obligation to repay all or part of the principal amount of this Initial Debenture on the Maturity Date or on redemption by the issue of that number of Freely Tradeable Units obtained by dividing the principal amount of this Initial Debenture to be so repaid by 95% of the Current Market Price on the Maturity Date or the date fixed for redemption, as the case may be.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of Countryside Canada, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Secured Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Units to any holder of Debentures will be reduced by the amount of applicable withholding taxes, if any. The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances

specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of shares or Units, Directors, Trustees, the Manager, the Administrator, officers or agents of Countryside Canada or the Fund in respect of any obligation or claim arising out of the Indenture or this Initial Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Debenture Trustee in Toronto and in such other place or places and/or by such other registrars (if any) as Countryside Canada with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. **In the event that the terms and conditions stated in this Debenture conflict, or are inconsistent, with the terms and conditions of the Indenture, the Indenture shall prevail and take priority.**

IN WITNESS WHEREOF COUNTRYSIDE CANADA POWER INC. has caused this Debenture to be signed by its authorized signatories as of the ____ day of ●, 200●.

COUNTRYSIDE CANADA POWER INC., by its manager, **COUNTRYSIDE VENTURES LLC**

Per: ______________________________

Name: Göran Mornhed
Title: Chief Executive Officer

Per: ______________________________

Name: Edward Campana
Title: Chief Financial Officer

GOODMANS\\5220972.14

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 6.25% Exchangeable Unsecured Subordinated Debentures due October 31, 2012 referred to in the Indenture within mentioned.

CIBC MELLON TRUST COMPANY

By: ______________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Signature of Debenture Trustee or Registrar

____

CDS & Co.
85 Richmond Street West
Toronto, Ontario
M5H 2C9

Date of Registration: ________________

In Whose Name Registered: CDS & Co.

GOODMANS\\5220972.14

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ●, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $● principal amount hereof*) of COUNTRYSIDE CANADA POWER INC. standing in the name(s) of the undersigned in the register maintained by COUNTRYSIDE CANADA POWER INC. with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: ______________________________

Address of Transferee: ______________________________
(Street Address, City, Province and Postal Code):

Social Insurance Number of Transferee, if applicable: ______________________

(*) If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be US$1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of US$1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred,

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED",

2. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

____
Authorized Officer

____
Signature of transferring registered holder

Name of Institution:

____

EXHIBIT “1”
TO CDS GLOBAL DEBENTURE
COUNTRYSIDE CANADA POWER INC.

6.25% EXCHANGEABLE UNSECURED SUBORDINATED DEBENTURES

Initial Principal Amount: US$55,000,000 ISIN/CUSIP: ●

Signature of the Debenture Trustee or Registrar: ____________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

COUNTRYSIDE CANADA POWER INC.

- and -

COUNTRYSIDE POWER INCOME FUND

- and -

CIBC MELLON TRUST COMPANY

SCHEDULE "B" TO THE TRUST INDENTURE

Form of Redemption Notice

SCHEDULE "B"

FORM OF REDEMPTION NOTICE

To: Holders of 6.25% Exchangeable Unsecured Subordinated Debentures (the "**Debentures**") of Countryside Canada Power Inc. ("**Countryside Canada**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 5.3 of the trust indenture (the "**Indenture**") dated as of November ●, 2005 between Countryside Canada, the Fund and CIBC Mellon Trust Company (the "**Debenture Trustee**"), that the aggregate principal amount of US$● of the US$● of Debentures outstanding will be redeemed as of ●, 20● (the "**Redemption Date**"), upon payment of a redemption amount of US$● for each US$1,000 principal amount of Debentures, being equal to the aggregate of (i) US$● (the "**Redemption Price**"), and (ii) an accrued and unpaid interest hereon to but excluding the Redemption Date, in each case less any taxes required to be deducted (collectively, the "**Total Redemption Price**").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West,
Securities Level
Toronto, Ontario M5L 1G9
Attention: Special Projects

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price pursuant to the Indenture.

Pursuant to Section 4.6 of the Indenture, the Fund hereby irrevocably elects to satisfy its obligation to pay to holders of Debentures the Redemption Price by issuing and delivering to the holders that number of Freely Tradeable Units obtained by dividing the aggregate principal amount of Debentures by 95% of the Current Market Price of the Units on the Redemption Date.

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Fund shall, on the Redemption Date, make delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, the number of Freely Tradeable Units (in book-based or certificated form) to which holders are entitled and cash equal to any remaining principal to be repaid in cash and all accrued and unpaid interest to the Redemption Date together with the cash equivalent in lieu of all fractional Units.

DATED: ______________________________

COUNTRYSIDE CANADA POWER INC., by
its manager, **COUNTRYSIDE VENTURES LLC**

By: ______________________________
Authorized Signatory

GOODMANS\\5220972.14

COUNTRYSIDE CANADA POWER INC.

- and -

COUNTRYSIDE POWER INCOME FUND

- and -

CIBC MELLON TRUST COMPANY

SCHEDULE "C" TO THE TRUST INDENTURE

Form of Maturity Notice

SCHEDULE "C"

FORM OF MATURITY NOTICE

TO: Holders of 6.25% Exchangeable Unsecured Subordinated Debentures due October 31, 2012 (the "**Debentures**") of Countryside Canada Power Inc. ("**Countryside Canada**")

AND TO: CIBC Mellon Trust Company, as Debenture Trustee

NOTE: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 5.10(b) of the Trust Indenture (the "**Indenture**") dated as of ●, 2005 between Countryside Power Income Fund, Countryside Canada and CIBC Mellon Trust Company, as debenture trustee (the "**Debenture Trustee**"), that the Debentures are due and payable as of October 31, 2012 (the "**Maturity Date**") and Countryside Canada hereby advises the holders of Debentures that it will deliver to holders of Debentures that number of Freely Tradeable Units equal to the number obtained by dividing $_______________ aggregate principal amount of such Debentures by 95% of the Current Market Price of Units on the Maturity Date or in lieu thereof, a cash payment or any combination thereof. If Countryside Canada elects to deliver Units as aforesaid, upon presentation and surrender of the Debentures, Countryside Canada shall pay or cause to be paid in cash to the holder any principal amount not paid by the delivery of Units, all accrued and unpaid interest to the Maturity Date, together with the cash equivalent representing fractional Units, and shall, on the Maturity Date, send to the Debenture Trustee Freely Tradeable Units (in book-based or certificated form) to which the holder is entitled.

DATED: ●

COUNTRYSIDE CANADA POWER INC., by its manager, COUNTRYSIDE VENTURES LLC

Per: ________________________________

COUNTRYSIDE CANADA POWER INC.

- and -

COUNTRYSIDE POWER INCOME FUND

- and -

CIBC MELLON TRUST COMPANY

SCHEDULE "D" TO THE TRUST INDENTURE

Form of Notice of Exchange

SCHEDULE "D"

Form of Notice of Exchange

TO: COUNTRYSIDE CANADA POWER INC.

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.25% Exchangeable Subordinated Debentures in the principal amount of US$● irrevocably elects to exchange such Debentures (or US$● principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Units of Countryside Power Income Fund issuable upon an exchange (net of applicable withholding taxes, if any) be issued and delivered to the person indicated below. (If Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Dated: ______________________________ ______________________________

(Signature of Registered Holder)

(*) If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be US$1,000 or integral multiples thereof).

NOTE: If Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Units are to be issued, delivered and registered)

Name: ______________________

(Address) ______________________

____

(City, Province and Postal Code)

Name of guarantor: ______________________

Authorized signature: ______________________

COUNTRYSIDE CANADA POWER INC.

- and -

COUNTRYSIDE POWER INCOME FUND

- and -

CIBC MELLON TRUST COMPANY

SCHEDULE "E" TO THE TRUST INDENTURE

Form of Declaration of Removal of Legend

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

To: CIBC Mellon Trust Company as transfer agent for the Units of Countryside Power Income Fund and the Exchangeable Unsecured Subordinated Debentures of Countryside Canada Power Inc.

The undersigned (a) acknowledges that the sale of the securities of Countryside Canada Power Inc. ("**Countryside Canada**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "**1933 Act**") and (b) certifies that (1) the seller is not an affiliate (as defined in Rule 405 under the 1933 Act) of Countryside Canada, (2) the offer of such securities was not made to a person in the United States or identifiable group of U.S. citizens abroad and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange or any other designated offshore securities market as defined in Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is *bona fide* and not for the purpose of "**washing off**" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule I44(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation 5, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S under the 1933 Act.

Dated: ______________________ By: ______________________

Name: ______________________

Title: ______________________

COUNTRYSIDE CANADA POWER INC.

- and -

COUNTRYSIDE POWER INCOME FUND

- and -

CIBC MELLON TRUST COMPANY

SCHEDULE “F” TO THE TRUST INDENTURE

Form of Notice of Put Exercise

SCHEDULE "F"

Form of Notice of Put Exercise

(Change of Control)

PUT EXERCISE

TO: COUNTRYSIDE CANADA POWER INC ("**Countryside Canada**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.25% Exchangeable Unsecured Subordinated Debentures in the principal amount of US$● irrevocably elects to put such Debentures (or US$● principal amount thereof*) to Countryside Canada to be purchased by Countryside Canada on ● (the "**Put Date**") in accordance with the terms of the Indenture referred to in such Debentures at a price of US$● for each US$1,000 principal amount of Debentures plus all accrued and unpaid interest thereon to, but excluding, the Put Date (collectively, the "**Total Put Price**") and tenders herewith the Debentures,

Date: ______________________________ ______________________________

(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be US$1,000 or integral multiples thereof).

The total Put Price (after deduction of applicable taxes) will be payable upon presentation and surrender of the Debentures with this form on or after the Put Date at the following corporate trust office:

CIBC Mellon Trust Company
6th Floor, 320 Bay Street,
Toronto, Ontario M5H 4A6

The interest upon the principal amount of Debentures put to Countryside Canada shall cease to be payable from and after the Put Date unless payment of the Total Put Price shall not be made on presentation for surrender of such Debentures at the above mentioned corporate trust office on or after the Put Date or prior to the setting aside of the Total Put Price pursuant to the Indenture dated ●, 2005 between Countryside Canada, the Fund and CIBC Mellon Trust Company as trustee.

Table of Contents

RECEIVED
2006 APR 27 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

B. Documents to be Distributed by the Fund to the Unitholders of the Fund Pursuant to the Securities Act

I – Annual Financial Statements

II – Interim Financial Statements

III – Notices of Unitholder Meetings

C. DOCUMENTS FILED PURSUANT TO THE TSX COMPANY MANUAL

(For the Period from January 1, 2005 to April 24, 2006)

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distribution

(London, Ontario, January 20, 2004) -- Countryside Power Income Fund (TSX:COU.UN) (the "Fund") today announced that it will pay a monthly cash distribution of $0.0854 per unit for the period from January 1, 2005 to January 31, 2005. The cash distribution will be payable on February 28, 2005 to unitholders of record as at January 31, 2005. The ex-distribution trading date is January 27, 2005.

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

The Fund owns indirect investments in 22 biogas projects and two district energy systems. The biogas projects, located in the United States, currently have approximately 51 megawatts of electric generation capacity and sold approximately 700,000 MMBtus of boiler fuel in 2003. The district energy systems are located in Charlottetown, Prince Edward Island and London, Ontario, and together have approximately 122 megawatts of thermal and electric generation capacity. The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corporation and the ownership of the district energy systems.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

- 30 -

Further information:
The Barnes Organization
John Vincic
Executive Vice President
Tel: 416-367-5000 ext. 249
jvincic@barnesir.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Declares Cash Distribution and Announces 2004 Tax Deferral Rate

(London, Ontario, February 17, 2005) -- Countryside Power Income Fund (TSX:COU.UN) (the "Fund") today announced that it will pay a monthly cash distribution of $0.0854 per unit for the period from February 1, 2005 to February 28, 2005. The cash distribution will be payable on March 31, 2005 to unitholders of record as at February 28, 2005. The ex-distribution trading date is February 24, 2005.

Countryside also announced that for tax purposes, the composition of distributions paid by the Fund for 2004 was approximately 71% return on capital and 29% return of capital. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a unitholder. Returns of capital are generally non-taxable to a unitholder (but reduce the unitholder's cost basis in the unit for tax purposes).

The composition for tax purposes of the Fund's distributions may change over time thus affecting the after-tax return to unitholders. Management estimates that in 2005, the composition of distributions for tax purposes will approximate the allocation reported for 2004. Unitholders and prospective investors should consult their own tax advisors with respect to the affect of such allocations on their own individual circumstances.

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

The Fund owns indirect investments in 22 biogas projects and two district energy systems. The biogas projects, located in the United States, currently have approximately 51 megawatts of electric generation capacity and sold approximately 700,000 MMBtus of boiler fuel in 2003. The district energy systems are located in Charlottetown, Prince Edward Island and London, Ontario, and together have approximately 122 megawatts of thermal and electric generation capacity. The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corporation and the ownership of the district energy systems.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's securities filings including the final prospectus filed with the Canadian securities regulatory authorities on March 29, 2004. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:

BarnesMcInerney Inc.
John Vincic
Executive Vice President
Tel: 416-367-5000 ext. 249
jvincic@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distribution

(London, Ontario, March 21, 2005) -- Countryside Power Income Fund (TSX:COU.UN) (the "Fund") today announced that it will pay a monthly cash distribution of $0.0854 per unit for the period from March 1, 2005 to March 31, 2005. The cash distribution will be payable on April 30, 2005 to unitholders of record as at March 31, 2005. The ex-distribution trading date is March 29, 2005.

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

The Fund owns indirect investments in 22 renewable power and energy projects and two district energy systems. The renewable power and energy projects, located in the United States, currently have approximately 51 megawatts of electric generation capacity and sold approximately 700,000 MMBtus of boiler fuel in 2003. The district energy systems are located in Charlottetown, Prince Edward Island and London, Ontario, and together have approximately 122 megawatts of thermal and electric generation capacity. The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. and the ownership of the district energy systems.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

- 30 -

Further information:
BarnesMcInerney Inc.
John Vincic
Executive Vice President
Tel: 416-367-5000 ext. 249
jvincic@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distributions for the Second Quarter of 2005

(London, Ontario, April 20, 2005) -- Countryside Power Income Fund (TSX:COU.UN) (the "Fund") today announced its monthly cash distributions for the second quarter of 2005 as follows:

Month	Distribution Date	Record Date	Ex-Distribution Trading Date	Amount
April	May 31, 2005	April 29, 2005	April 27, 2005	$0.0854
May	June 30, 2005	May 31, 2005	May 27, 2005	$0.0854
June	July 29, 2005	June 30, 2005	June 28, 2005	$0.0855

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

The Fund owns indirect investments in 22 renewable power and energy projects and two district energy systems. The renewable power and energy projects, located in the United States, currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The district energy systems are located in Charlottetown, Prince Edward Island and London, Ontario, and together have approximately 122 megawatts of thermal and electric generation capacity. The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. and the ownership of the district energy systems.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

- 30 -

Further information:

BarnesMcInerney Inc.
John Vincic
Executive Vice President
Tel: 416-367-5000 ext. 249
jvincic@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distributions for the Third Quarter of 2005

(London, Ontario, July 20, 2005) -- Countryside Power Income Fund (TSX:COU.UN) (the "Fund") today announced its monthly cash distributions for the third quarter of 2005 as follows:

Month	Distribution Date	Record Date	Ex-Distribution Trading Date	Amount
July	August 31, 2005	July 29, 2005	July 27, 2005	$0.0854
August	September 30, 2005	August 31, 2005	August 29, 2005	$0.0854
September	October 31, 2005	September 30, 2005	September 28, 2005	$0.0854

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined capacity of 95 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

- 30 -

Further information:

Tanis Robinson
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distributions for the Fourth Quarter of 2005

Increased Monthly Distribution Rate Begins in October

(London, Ontario, October 20, 2005) -- Countryside Power Income Fund (TSX:COU.UN) (the "Fund") today announced its monthly cash distributions for the fourth quarter of 2005 as follows:

Month	Distribution Date	Record Date	Amount
October	November 30, 2005	October 31, 2005	$0.0863
November	December 30, 2005	November 30, 2005	$0.0863
December	January 31, 2005	December 30, 2005	$0.0863

Countryside recently announced an increase in its distributions by $0.0009 per month or $0.01 per unit annually. The monthly increase will take effect commencing with the October 2005 cash distribution. The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 95 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

- 30 -

Further information:

Tanis Robinson
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distributions for the First Quarter of 2006

(London, Ontario, January 20, 2006) -- Countryside Power Income Fund (TSX:COU.UN) (the "Fund") today announced its monthly cash distributions per unit for the first quarter of 2006 as follows:

Month	Distribution Date	Record Date	Amount
January	February 28, 2006	January 31, 2006	$0.0863
February	March 31, 2006	February 28, 2006	$0.0863
March	April 28, 2006	March 31, 2006	$0.0863

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

Further information:

Tanis Robinson	Edward M. Campana	Nicole Archibald
Senior Account Executive	Executive Vice President & CFO	Vice President, Finance & Administration
BarnesMcInerney Inc.	Countryside Ventures LLC.	Countryside Canada Ventures Inc.
Tel: 416-367-5000 ext. 252	Tel: 914-993-5010	Tel: 519-435-0298
trobinson@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distributions for the Second Quarter of 2006

(London, Ontario, April 19, 2006) -- Countryside Power Income Fund (TSX:COU.UN) (the "Fund") today announced its monthly cash distributions per unit for the second quarter of 2006 as follows:

Month	**Record Date**	**Distribution Date**	**Amount**
April	April 28, 2006	May 31, 2006	$0.0863
May	May 31, 2006	June 30, 2006	$0.0863
June	June 30, 2006	July 28, 2006	$0.0860

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

Further information:

Tanis Robinson
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reports Financial Results for Fiscal 2004

First Fiscal Period Meets Key Performance Targets

(London, Ontario, March 23, 2005) -- Countryside Power Income Fund (TSX: COU.UN) today announced its financial results for the three-month period ended December 31, 2004, and for the 267-day period from the start of operations on February 16 to December 31, 2004.

Highlights for the Three Months Ended December 31, 2004:

- Revenue was $7.9 million
- Net income was $2.2 million or $0.14 per unit
- Distributable cash was $3.71 million
- Declared distributions of $3.82 million or $0.2563 per unit

Highlights for the 267-Day Period Ended December 31, 2004:

- Revenue was $21.4 million
- Net income was $7.6 million or $0.51 per unit
- Distributable cash was $11.08 million
- Declared distributions of $11.16 million or $0.7488 per unit

"Countryside completed its first fiscal period with a track record of consistent distributions, solid operational performance and on-target financial results," said Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc. 'We have a strong foundation that ensures cash flow sustainability and a disciplined investment approach that supports further growth. We are committed to growing the Fund through accretive investments and are actively reviewing opportunities to expand our portfolio."

During the year, Countryside delivered visible results from its internal growth strategy in its utility infrastructure investment, securing a major new customer and undertaking an efficiency improvement program at our district energy systems. These initiatives are already generating accretive cash flow and are expected to result in additional cash flow for the Fund of between $300,000 and $500,000 annually.

Financial results cover the period from Countryside's establishment on February 16, 2004, but reflect the fact that operations began with the launch of the publicly traded units on April 8, 2004.

Revenue from Countryside's district energy systems was $4.8 million for the three-month period and $11.7 million for the 267-day period, both of which were slightly higher than management's expectations due to increased sales and higher energy prices. Interest income on the loan receivable from U.S. Energy Biogas Corp. (USEB) was $2.9 million for the three-month period and $8.6 million for the 267-day period, both of which were in line with management's expectations. Revenue from Countryside's convertible royalty interest in USEB was $410,000 for the 267-day period.

With respect to its U.S.-based investments, Countryside's financial results generally have not been affected by the strengthening of the Canadian dollar relative to the U.S. dollar or the rise in U.S. interest rates during the past year. The USEB loan has a fixed coupon and is denominated in Canadian dollars so all revenues come in the form of Canadian dollars. Further, the interest rate on Countryside's outstanding bank debt is fixed under a three-year hedging arrangement with Toronto Dominion Bank.

Conference Call and Webcast

Management will host a conference call at 10 a.m. (ET) on Wednesday, March 23, 2005 to discuss the results. Please call **416-640-4127** or **1-800-814-4890** to access the call.

The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of net income to distributable cash please see the Fund's MD&A for the period ended December 31, 2004.

The Fund owns indirect investments in 22 renewable power and energy projects and two district energy systems. The renewable power and energy projects, located in the United States, currently have approximately 51 megawatts of electric generation capacity and sold approximately 700,000 MMBtus of boiler fuel in 2003. The district energy systems are located in Charlottetown, Prince Edward Island and London, Ontario, and together have approximately 122 megawatts of thermal and electric generation capacity. The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. and the ownership of the district energy systems.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information:
BarnesMcInerney Inc.
John Vincic
Executive Vice President
Tel: 416-367-5000 ext. 249
jvincic@barnesmcinerney.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reports Financial Results for the First Quarter of 2005

Utility Infrastructure Investment Delivers Solid Growth

(London, Ontario, May 5, 2005) -- Countryside Power Income Fund (TSX: COU.UN) today announced its financial results for the first quarter of fiscal 2005, the three-month period ended March 31, 2005.

Highlights:

- Revenue was $9.4 million
- Net income was $3.0 million or $0.20 per unit
- EBITDA* was $4.4 million
- Distributable cash* was $4.3 million
- Declared distributions of $3.8 million or $0.256 per unit

"We are pleased with the Fund's performance this quarter, which was driven by year-over-year revenue and EBITDA increases at our utility infrastructure investment in district energy systems," said Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc. "Countryside has a solid base with stable cash flow from our utility infrastructure and renewable power investments. We remain focused on our strategy to improve current operations while looking for opportunities to further diversify our portfolio by fuel source and technology," Mr. Mornhed added.

Since inception, the Fund has generated distributable cash of $15.22 million and declared distributions of $14.98 million.

In the first quarter ended 2005, revenue from Countryside's district energy systems increased 9.1 per cent to $6.2 million from the prior year period. Interest income on the loan receivable from U.S. Energy Biogas Corp. (USEB) was $2.9 million, in line with expectations. EBITDA* for the three-month period was $4.4 million and net income was $3.0 million or $0.20 per unit.

The district energy systems benefited from a customer addition and efficiency improvement program initiated in 2004 and completed in the first quarter of 2005. District energy EBITDA increased by 30 per cent compared with the same period last year, mainly due to higher energy pricing combined with lower fuel costs resulting from an improved fuel mix.

With respect to its U.S.-based investments, Countryside's financial results generally have not been affected by the strengthening of the Canadian dollar relative to the U.S. dollar or the rise in U.S. interest rates during the past year. The USEB loan has a fixed coupon and is denominated in Canadian dollars. Further, the interest rate on Fund's outstanding Canadian bank debt is fixed under a three-year hedging arrangement.

Conference Call and Webcast

Management will host a conference call at 11:30 a.m. (ET) on Thursday, May 5, 2005 to discuss the results. Please call **416-640-4127** or **1-800-814-4853** to access the call.

The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

* Non-GAAP Measures

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of net income to distributable cash please see the Fund's MD&A for the period ended March 31, 2005.

Earnings before interest, income taxes, unrealized interest rate swap gains and losses, and depreciation and amortization ("EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses EBITDA as a key measure of operating performance, and thus has framed a portion of the MD&A comments accordingly. EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

The Fund owns indirect investments in 22 renewable power and energy projects and two district energy systems. The renewable power and energy projects, located in the United States, currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The district energy systems are located in Charlottetown, Prince Edward Island and London, Ontario, and together have approximately 122 megawatts of thermal and electric generation capacity. The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. and the ownership of the district energy systems.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information:
BarnesMcInerney Inc.
John Vincic
Executive Vice President
Tel: 416-367-5000 ext. 249
jvincic@barnesmcinerney.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reports Financial Results for the Second Quarter of 2005

Positioned for Growth with Accretive Acquisition of California Power Assets

(London, Ontario, August 9, 2005) -- Countryside Power Income Fund (TSX: COU.UN) ("the Fund") today announced its financial results for the second quarter period ended June 30, 2005.

"Countryside delivered solid results in the second quarter, benefiting from the predictable revenue stream and stable cash flow that define our business, as well as earnings gains in the district energy business," said Göran Mörnhed, President and Chief Executive Officer of Countryside U.S. Power Inc. "The acquisition of two cogeneration plants in California, which further diversifies our portfolio, is expected to be accretive to cash flow and significantly expands our potential revenue and earnings base beginning in the third quarter."

Acquisition of California Cogeneration Plants

On June 29, 2005, Countryside acquired two gas-fired cogeneration plants in California through an indirect investment in Ripon Cogeneration LLC ("Ripon") for a total of US $95.3 million, or approximately CDN $117 million based on current exchange rates. The two facilities have a combined capacity of 95 megawatts and a weighted power purchase agreement expiry of 2017. They posted combined revenues of US $50 million and EBITDA* of approximately US $10.5 million for the period from January 27, 2004 to December 31, 2004. The acquisition further diversifies Countryside's asset base, consistent with the Fund's growth strategy. The operating results for Ripon are not included in the reporting period ended June 30, 2005.

"We expect that the addition of the cogeneration plants will add reliable cash flows from the sale of electricity to large, investment-grade utilities and steam to local industrial buyers under long-term contracts," said Edward Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc. "These plants have a long and stable operating performance history with predictable cash flow streams."

Operating Results

Countryside's total revenue for the three months ended June 30, 2005 was $7.2 million, up 9.9% from $6.5 million from the prior year period ended June 30, 2004. It should be noted that since the Fund commenced operations on April 8, 2004, the comparable prior year quarterly period is a short period of 83 days. The revenue increase is primarily due to strong results at the district energy systems, which benefited from the addition of a new customer, changes in fuel pricing and improvements in efficiency. Revenue was $16.6 million for the six months ended June 30, 2005. Since the Fund commenced operations on April 8, 2004, there is no comparable period for the first quarter of 2005.

The Fund's EBITDA* for the three-months ended June 30, 2005 was $3.1 million, net of certain transaction costs related to the Ripon acquisition. Excluding these costs, EBITDA would have been $3.6 million, unchanged from the comparable operating period last year. These costs were not related to the ongoing operations of the Fund. EBITDA gains of 25% in the district energy systems were offset by higher general and administration costs at the Fund level in the current quarter. For the first six months of 2005, EBITDA was $7.6 million.

Net income for the quarterly period was $0.9 million or $0.06 per unit, compared to $2.7 million or $0.18 per unit in the comparable period of 2004. The year-over-year difference in net income relates primarily to non-cash adjustments for financial hedging transactions, as well as bank refinancing costs and other transaction costs in connection with the Ripon acquisition. Net income was $3.9 million or $0.26 per unit for the six months ended June 30, 2005.

Distributable cash for the quarter was $2.9 million. Excluding the Ripon related transaction costs, distributable cash would have been $3.3 million, unchanged from the comparable period. Distributions declared were $3.8 million. Due to the seasonality of Countryside's district energy systems, distributable cash is typically lower in the second and third quarters than in the first and fourth quarters. As of January 1, 2005, the royalty interest income earned from USEB is included in the calculation of distributable cash when received. In the six-month period ended June 30, 2005, which includes the peak heating season for the district energy systems, distributable cash was $7.2 million. Excluding the Ripon-related transaction costs, distributable cash would have been $7.7 million. Distributions declared year-to-date were $7.6 million.

Conference Call and Webcast

Management will host a conference call at 10 a.m. (ET) on Tuesday, August 9, 2005 to discuss the results. Please call **1-800-814-3911** to access the call.

The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

* Non-GAAP Measures

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of cash provided by operating activities from the Consolidated Statements of Cash Flows to distributable cash please see the Fund's MD&A for the period ended June 30, 2005.

Earnings before interest, income taxes, unrealized interest rate swap and unrealized foreign exchange gains and losses, and depreciation and amortization ("EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses EBITDA as a key measure of operating performance, and thus has framed a portion of the MD&A comments accordingly. EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined capacity of 95 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:

Tanis Robinson	Edward M. Campana	Nicole Archibald
Senior Account Executive	Executive Vice President & CFO	Vice President, Administration
BarnesMcInerney Inc.	Countryside U.S. Power Inc.	Countryside Canada Power Inc.
Tel: 416-367-5000	Tel: 914-993-5010	Tel: 519-435-0298
trobinson@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reports Financial Results for the Third Quarter of 2005

Acquisition of Cogeneration Assets Adds Significantly to Distributable Cash Flow

(London, Ontario, November 10, 2005) -- Countryside Power Income Fund (TSX: COU.UN) ("the Fund") today announced its financial results for the third quarter period ended September 30, 2005. All figures are in Canadian dollars unless otherwise stated.

Financial Highlights:

- Revenue was $26.8 million for the quarter
- EBITDA* was $10.6 million for the quarter
- Distributable cash* was $6.2 million for the quarter or $0.418 per unit and $13.8 million year-to-date or $0.926 per unit
- Declared distributions of $3.8 million or $0.257 per unit for the quarter and $11.5 million or $0.770 per unit year-to-date

"We executed on the growth strategy that we laid out for investors last year, and saw tangible evidence of our success in Countryside's solid results for the third quarter," said Göran Mörnhed, President and Chief Executive Officer of the management company, Countryside Ventures LLC. "As a result of the acquisition of two cogeneration plants in California, we have further diversified our portfolio, added assets with long-term predictable cash flow streams and increased cash available for distribution to unitholders," he added.

During the third quarter, Countryside's board of trustees declared an increase in the Fund's cash distributions of $0.01 per unit annually as a result of the expected accretive acquisition of the Ripon cogeneration facilities (the "Cogen Facilities").

Operating Results

Countryside's total revenue for the three months ended September 30, 2005 was $26.8 million, an increase of $20 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities. Excluding the effect of the acquisition, revenue would have been $6.9 million, up from $6.7 million in the same period in 2004, primarily due to better results at the district energy systems, which benefited from the addition of a new customer, changes in fuel pricing and improvements in efficiency. In the nine months ended September 30, 2005, revenue was $43.3 million. Since the Fund commenced operations on April 8, 2004, there is no comparable period for the first quarter of 2005.

The Fund's EBITDA* for the three-months ended September 30, 2005 was $10.6 million, an increase of $6.7 million from the prior year period, again due primarily to the addition of the results of the Cogen Facilities. Excluding the quarterly results of Ripon and other Ripon-related expenses, EBITDA would have been $3.9 million in the third quarter compared to $3.9 million in the prior year period. In the first nine months of 2005, EBITDA was $18.0 million.

Net income in the quarterly period ended September 30, 2005, was $5.2 million or $0.35 per unit, compared with $2.7 million or $0.18 per unit in the comparable period of 2004. Net income was $9.1 million or $0.61 per unit for the nine months ended September 30, 2005.

Distributable cash* available for the quarterly period ended September 30, 2005 was $6.2 million. Excluding the quarterly results of the Cogen Facilities and other Ripon-related expenses, distributable cash would have been $3.8 million, in line with the $3.8 million in the comparable period last year. In the nine-month period, distributable cash was $13.8 million and distributions declared were $11.5 million. Prior to the acquisition of the Cogen Facilities, distributable cash flow for the Fund was at its highest during the first and fourth quarters, reflecting the peak season demand for customer heating at our District Energy Systems. As a result of the acquisition of the Cogen Facilities, distributable cash for the Fund is expected to be at its highest in the third quarter when capacity payments under the power purchase agreements are at peak pricing.

	With Cogen Facilities 9/30/05	Without Cogen Facilities 9/30/05	Without Cogen Facilities 9/30/04
Revenues	26,754	6,931	6,714
Total Operating and Maintenance	13,620	2,212	2,163
Total General and Administrative	2,569	841	690
EBITDA	**10,565**	**3,878**	**3,861**

Offering

Subsequent to quarter-end, the Fund and its direct subsidiary entered into an agreement to sell, to a syndicate of underwriters including CIBC World Markets, RBC Capital Markets, TD Securities Inc, National Bank Financial and BMO Nesbitt Burns Inc., 4,720,000 trust units to raise gross proceeds of $44 million and US$55 million through 6.25% exchangeable unsecured subordinated debentures due October 31, 2012. Countryside will use the net proceeds from the offering to repay indebtedness associated with the acquisition of the Cogen Facilities, to acquire debt owing by the subsidiary that holds the Cogen Facilities, to pay certain expenses in connection with the offering and for general corporate purposes. Closing of the offering is scheduled on or about November 14, 2005.

"The offering provides the Fund with a competitive and permanent capital structure that will significantly mitigate both interest rate and foreign exchange risk," said Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside Ventures LLC.

Conference Call and Webcast

Management will host a conference call at 10 a.m. (ET) on Thursday, November 10, 2005 to discuss the results. Please call **416-644-3416** or **1-866-249-1964** to access the call.

The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

* Non-GAAP Measures

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of cash provided by operating activities from the Consolidated Statements of Cash Flows to distributable cash please see the Fund's MD&A for the period ended September 30, 2005.

Earnings before interest, income taxes, unrealized interest rate swap and unrealized foreign exchange gains and losses, and depreciation and amortization ("EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses EBITDA as a key measure of operating performance, and thus has framed a portion of the MD&A comments accordingly. EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

\- 30 -

Further information:

Tanis Robinson	Edward M. Campana	Nicole Archibald
Senior Account Executive	Executive Vice President & CFO	Vice President, Administration
BarnesMcInerney Inc.	Countryside Ventures LLC	Countryside Canada Ventures Inc.
Tel: 416-367-5000	Tel: 914-993-5010	Tel: 519-435-0298
trobinson@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reports Financial Results for the Fiscal Year 2005

Acquisition of Cogeneration Assets Fuel Strong Cash Flow Growth

(London, Ontario, March 10, 2006) -- Countryside Power Income Fund (TSX: COU.UN) ("the Fund") today announced its financial results for the fourth quarter and fiscal year ended December 31, 2005. All figures are in Canadian dollars unless otherwise stated.

Highlights for Fiscal 2005:

- Cash available for distribution increased to $20.0 million, resulting in distributable cash* of $1.274 per unit and a solid 80.7% payout ratio
- Cash distributions to unitholders were increased by 1 cent per unit annually to $1.035
- Acquisition of two Cogeneration Facilities in the U.S. through execution of growth strategy
- Strengthened governance practices and modified management arrangements to facilitate opportunities for further accretive investments in power generation and utility infrastructure

"In 2005, Countryside delivered excellent financial results and strong growth. We improved operational performance, further diversified our asset base, and increased our two most important measures of cash flow – Adjusted EBITDA* and cash available for distribution. As a result, we increased distributions to unitholders," said Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC (the "Manager").

Results for Fiscal 2005

Countryside's consolidated revenue increased substantially from the prior year period** due primarily to the successful acquisition of Ripon Power LLC (the "Cogen Facilities") in June 2005. Revenue for the fiscal year 2005 was $67.2 million compared with $21.1 million for 2004. The Fund delivered significantly higher Adjusted EBITDA for 2005 of $24.5 million, compared with $11.3 million for 2004. The Cogen Facilities contributed six months of solid operating results in the second half of 2005, with an Adjusted EBITDA of $10.1 USD million, primarily as a result of an operational focus on maximizing cash flow margins. In the District Energy Systems, Adjusted EBITDA was $5.9 million for the year, an increase of 27% from 2004, due primarily to efficiency and operational improvements. Net income was $13.2 million or $0.85 per unit as compared with $7.6 million or $0.51 per unit in the prior year period.

In the 12-month period, distributable cash was $20.0 million and distributions declared were $16.1 million, resulting in a payout ratio of 80.7%. The payout ratio reflects the strong performance and peak operating season at the Cogen Facilities. The Fund also implemented a foreign exchange hedging program on a portion of the cash flows from the Cogen Facilities, ensuring there is a foreign currency hedge on substantially all U.S. dollar amounts that are required to meet the Fund's Canadian dollar-denominated obligations and anticipated unitholder distributions.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

	For the year ended December 31, 2005 $	For the 267-day period ended December 31, 2004 $
REVENUES		
Energy sales	52,823	10,466
Fuel and other fees	2,252	1,679
Interest income on loans to U.S. Energy Biogas Corp.	11,546	8,556
Income from U.S. Energy Biogas Corp. royalty interest	369	410
Other income	171	25
	67,161	21,136
EXPENSES		
Fuel, operating and maintenance	34,898	7,775
General and administration	7,753	2,053
Depreciation and amortization	8,061	1,986
	50,712	11,814
Operating income	**16,449**	**9,322**
Interest expense	5,578	1,181
Unrealized loss (gain) on interest rate swaps	(312)	60
Realized gain on interest rate swap	(2,559)	-
Unrealized gain on foreign exchange	(750)	-
	1,957	1,241
Income before provision for income taxes	**14,492**	**8,081**
Provision for income taxes		
Current	22	10
Future	1,309	506
	1,331	516
Net income for the period	**13,161**	**7,565**
Deficit, beginning of period	(3,596)	-
Distributions declared to Unitholders	(16,145)	(11,161)
Deficit, end of period	**(6,580)**	**(3,596)**
Net income per trust unit – basic	**0.85**	**0.51**
Net income per trust unit – diluted	**0.84**	**0.51**

Results for the Fourth Quarter 2005

Countryside's consolidated revenue for the three months ended December 31, 2005 was $23.8 million, an increase of $16.0 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities. Excluding the effect of the acquisition, revenue would have been $8.7 million, up 10.7% from $7.9 million in the same period in 2004.

The Fund's Adjusted EBITDA for the three-months ended December 31, 2005 was $6.5 million, an increase of $2.6 million from the prior year period, again due primarily to the addition of the Cogen Facilities. Excluding the quarterly results of Ripon and other Ripon-related expenses, Adjusted EBITDA would have been $4.2 million in the fourth quarter, an increase of 9.7% compared with $3.8 million in the prior year period. The higher Adjusted EBITDA is due primarily to increased energy prices, efficiency and operational improvements. Net income was

$4.0 million and $0.23 per unit as compared with $2.2 million and $0.14 per unit in the prior year period.

Distributable cash available for the quarterly period ended December 31, 2005 was $6.2 million, resulting in a payout ratio for the period of 75.3%. Excluding the quarterly results of the Cogen Facilities and other Ripon-related expenses, distributable cash would have been $4.0 million, up 7.1% from $3.7 million in the comparable period last year.

Distributions

As a result of improvements in operating performance and expected increases in cash flow from operations, Countryside increased distributions to unitholders in September 2005 to $1.035 per unit annually from $1.025. The Fund anticipates that unitholder cash distributions will continue at $1.035 per unit for the remainder of fiscal 2006. Cash retained by the Fund in fiscal 2005 that is reflected by the 2005 payout ratio of 80.7% should provide flexibility for possible further increases in distributions, as well as a strong protection against unexpected events.

Outlook

The Cogen Facilities' power purchase agreements provide for both electrical capacity and energy payments that will not expire until 2016 and 2018. Based on these long-term commercial arrangements and strong growth fundamentals in the California power market, the Fund is currently evaluating profit improvement strategies that may include, among other things, an expansion of plant capacity. No major maintenance expenditures are expected at the Cogen Facilities until 2007 and 2008.

In mid-2006, when the Cogen Facilities' energy pricing under the power purchase agreements ("PPA") revert to pricing formulas correlated with California gas price indices, and the current gas purchase arrangements end, the Cogen Facilities intend to enter into new arrangements with one or more investment grade gas supplier(s) that would provide full natural gas requirements.

The California Public Utility Commission is currently reviewing possible adjustments of energy payment pricing formulas under PPAs for qualifying power generation facilities in California that are governed by the Public Utility Regulatory Policies Act of 1978 and applicable California state regulations. The outcome of an adjustment in energy pricing, if any, may affect approximately 7,000 megawatts of qualifying power generation facilities, including the Fund's Cogen Facilities. The final terms of any long-term arrangements for fuel supply that may be entered into by the Cogen Facilities will be based on the outcome of the California Public Utility Commission review, with an aim to substantially correlate fuel pricing with the PPA energy pricing formula then in effect.

The Ontario Power Authority ("OPA") is seeking to solicit up to 1,000 megawatts of combined heat and power generation in the Province of Ontario. The Fund's London, Ontario based district energy facility already operates in this market and may be able to meet the criteria for providing a portion of the requested power generation. The London System will evaluate if an expansion of its facilities and the terms of a concomitant new power purchase agreement with OPA would be competitive in the market and economically beneficial to the Fund, as well as accretive to the Fund's distributable cash.

The Manager is committed to growing the Fund through new accretive investments in North America and is continually evaluating investment opportunities. The Manager has a disciplined investment strategy to identify and pursue acquisitions and investment opportunities.

Tax Deferral Rate***

The Manager of the Fund estimates that in 2005, the composition of distributions for tax purposes will be approximately 34 per cent return of capital, with the remaining 66 per cent will be subject to tax in the hands of unitholders.

Distributable Cash Reconciliation

	Three-month period ended December 31, 2005 $	Year ended December 31, 2005 $	267-day period ended December 31, 2004 $
Net income for the period	**4,039**	**13,161**	**7,565**
Add (deduct) items not involving cash:			
Depreciation and amortization	3,097	8,061	1,986
Unrealized (gain) / loss on interest rate swap	1,774	(312)	60
Realized (gain) / loss on interest rate swap	(2,559)	(2,559)	-
Provision for future income taxes	(275)	1,309	506
Unrealized (gain) / loss on foreign exchange	(750)	(750)	-
Accreted interest on debentures	24	24	-
	5,350	18,934	10,117
Add:			
Receipt of principal on USEB loans	476	1,828	1,211
Transaction costs expensed	642	1,080	-
Deduct:			
Principal repayments on Cogen Facilities' project-related debt	-	957	-
Purchases of capital assets for regular operations[2]	128	504	253
Royalty Interest	133	369	-
Distributable cash for the period	**6,207**	**20,012**	**11,075**
Distributions declared for the period	**4,674**	**16,145**	**11,161**
Distributable cash per Trust Unit for the period	**$0.364**	**$1.290**	**$0.743**
Distributions declared per Trust Unit for the period (whole dollars)	**$0.271**	**$1.041**	**$0.749**

Conference Call and Webcast

Management will host a conference call at 10 a.m. (ET) on Friday, March 10, 2006 to discuss the results. Please call **416-644-3416** or **1-866-249-1964** to access the call.

The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

* Non-GAAP Measures

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of cash provided by operating activities from the Consolidated Statements of Cash Flows to distributable cash please see the Fund's MD&A for the year ended December 31, 2005.

Adjusted earnings before interest, income taxes, unrealized and realized interest rate swap and unrealized foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses Adjusted EBITDA as a key measure of operating performance, and thus has framed a portion of the MD&A comments accordingly. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

****Prior Year Period**

The prior year comparative period includes operating results for the 267-day period from April 8, 2004, the date of the Fund's initial public offering, to December 31, 2004.

*****Tax Deferral**

Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Countryside's trust units based on their respective circumstances.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:

Tanis Robinson	Edward M. Campana	Nicole Archibald
Senior Account Executive	Executive Vice President & CFO	Vice President, Administration
BarnesMcInerney Inc.	Countryside Ventures LLC	Countryside Canada Ventures Inc.
Tel: 416-367-5000	Tel: 914-993-5010	Tel: 519-435-0298
trobinson@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund

(London, Ontario, May 17, 2005) -- Countryside Power Income Fund (TSX: COU.UN) today advised that U.S. Energy Biogas Corp.'s (USEB) first quarter financial statements are expected to be filed on SEDAR by May 23, 2005.

U.S. Energy Systems, Inc., the controlling shareholder of USEB, has filed for an extension with the U.S. Securities and Exchange Commission for filing its financial statements for the first quarter ending March 31, 2005. The USEB financial statements and management's discussion and analysis will be filed on SEDAR once they are received from USEB management.

Countryside's first quarter financial statements and management's discussion and analysis are currently available on SEDAR and on the Fund's web site, at www.countrysidepowerfund.com.

Countryside Power Income Fund owns indirect investments in 22 renewable power and energy projects and two district energy systems. The renewable power and energy projects, located in the United States, currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The district energy systems are located in Charlottetown, Prince Edward Island and London, Ontario, and together have approximately 122 megawatts of thermal and electric generation capacity. The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. and the ownership of the district energy systems.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:
BarnesMcInerney Inc.
John Vincic
Executive Vice President
Tel: 416-367-5000 ext. 249
jvincic@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside U.S. Power Inc.
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Power Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund to Hold Conference Call and Webcast to Discuss Third Quarter Results

(London, Ontario, November 7, 2005) -- Countryside Power Income Fund (TSX: COU.UN) today announced it will hold a conference call and live audio webcast on **Thursday, November 10, 2005 at 10 a.m. (ET)** to discuss the Fund's financial results for the period ended September 30, 2005.

A news release announcing the Fund's results will be issued prior to the call.

The call will be hosted by Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC, and Edward M. Campana, Executive Vice-President and Chief Financial Officer of Countryside Ventures LLC. Following management's presentation, there will be a question and answer session for analysts and institutional investors.

To participate in the teleconference, please dial **416-644-3416** or **1-866-249-1964.** To access the live audio webcast, please visit Countryside's web site at www.countrysidepowerfund.com. The webcast will also be archived on the web site.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Further information:

BarnesMcInerney
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

COUNTRYSIDE
POWER INCOME FUND

Countryside Strengthens Operations Team

(London, Ontario, February 8, 2006) – Countryside Power Income Fund (the "Fund") (TSX: COU.UN) today announced the appointment of Paulette Heuer to the position of Vice President, Operations of Countryside Ventures LLC. Ms. Heuer will be responsible for managing the Fund's operating assets with the objective of increasing operational efficiency and maximizing returns.

Ms. Heuer has 15 years of experience managing the commercial operations of power generation projects and has a strong background in finance and accounting. Ms. Heuer joins Countryside from Tyr Energy, Inc., a consulting firm that provides comprehensive management services to owners of power plants. At Tyr Energy, Inc., Ms. Heuer was primarily responsible for managing and optimizing the commercial activities of a 568 megawatt power plant based in the eastern United States. During her professional career, Ms. Heuer has managed projects for both independent power producers and unregulated power generation subsidiaries of large utilities in the U.S. More specifically, Ms. Heuer's experience includes overseeing operations and maintenance activities, negotiating contracts, identifying and implementing profit improvement strategies as well as preparing financial models, budgets and forecasts.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Further information:

Tanis Robinson
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Completes Foreign Exchange Hedging Program

(London, Ontario, January 13, 2006) -- Countryside Power Income Fund (the "Fund") (TSX: COU.UN) today announced that in December 2005, a subsidiary of the Fund entered into a call option with a Schedule 1 Canadian bank that hedges a substantial portion of the cash flow from its California-based cogeneration facilities ("Cogen Facilities") between exchange rates of US$0.84 and US$0.89 per CDN$1.00 for three years. With this transaction, Countryside has now hedged foreign currency exchange risk for substantially all U.S. dollar amounts that are required to meet the Fund's Canadian dollar-denominated obligations and anticipated unitholder distributions.

In addition to the acquired hedge, the interest coupon due under Countryside Canada Power Inc.'s (wholly-owned subsidiary of the Fund) recently issued U.S. dollar-denominated, fixed rate, exchangeable subordinated debentures already provides a natural hedge for approximately 40 per cent of the U.S. dollar cash flows from the Cogen Facilities that have been used to meet Canadian dollar obligations and anticipated unitholder distributions.

Countryside receives cash flow from three primary sources: (i) the two Cogen Facilities; (ii) its two district energy systems, which generate revenue in Canadian dollars; and (iii) its investment in U.S.-based renewable power projects, which is mainly in the form of a loan denominated in Canadian dollars, thereby shielding the Fund from currency exchange rate risk.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic

conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2005 and the Fund and Countryside Canada's prospectus dated November 8, 2005. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:

Tanis Robinson
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

RECEIVED
2005 APR 27 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Auditors' Report

To The Board of Directors
U.S. Energy Biogas Corporation (USEB Operating Assets)

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of U.S. Energy Biogas Corporation (USEB Operating Assets), a wholly owned subsidiary of U.S. Energy Systems, Inc., as of December 31, 2004 and the related consolidated statements of operations and deficit, and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Energy Biogas Corporation (USEB Operating Assets) as of December 31, 2004, and the consolidated results of its operations and its consolidated cash flows for the nine months then ended, in conformity with accounting principles generally accepted in the United States of America.

Kostin Ruffkess & Company, LLC

Farmington, Connecticut
March 17, 2005

Consolidated Balance Sheet

as at December 31, 2004 (thousands of U.S. dollars)

ASSETS	
Current Assets	
Cash	$ 1,213
Restricted cash and Marketable Securities [note 3]	29,606
Accounts receivable	4,796
Due from affiliates [note 11]	1,094
Inventory	882
Prepaid expenses and other	710
Notes and interest receivable, current portion [note 8]	2,494
Total current assets	**$ 40,795**
Power generation assets, net [note 7]	$ 41,665
Project development costs	86
Other property and equipment, net [note 7]	221
Swap agreement [note 22]	1,207
Investments [note 5]	599
Debt issuance costs, net [note 2]	11,266
Notes and interest receivable, net of current portion [note 8]	23,538
Deferred tax asset [note 6]	8,093
Goodwill	26,619
Total assets	**$ 154,089**
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities	
Notes payable, power CPIF, current portion [note 9]	1,373
Deferred revenue, current portion [note 8]	398
Accounts payable and accrued expenses	3,170
Accrued income taxes	25
Total current liabilities	**$ 4,966**
Notes payable, CPIF, net of current portion [note 9]	$ 79,148
Deferred revenue, net of current portion [note 8]	2,699
Deferred royalty liability [note 12]	5,686
Rate incentive liability [note 4]	26,346
Minority interest liability	720
Total liabilities	**$ 119,565**
Shareholders' equity	
Common stock, $.01 par value 10,000 shares authorized, issued and outstanding [note 10]	$ 1
Additional paid-in capital [note 10]	34,993
Comprehensive Income	1,521
Retained earnings	(1,991)
Total shareholders' equity	**$ 34,524**
Total liabilities and shareholders' equity	**$ 154,089**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations

(thousands of U.S. dollars)

		Nine months ended December 31, 2004
Revenues		
Power generation and gas sales	$	13,173
Fees and royalties		666
Interest income		2,242
Renewable energy credit sales		409
ICC related gain		273
Gain on sales of interests and rights		301
Gain on sale of Illinois Electrical Generation Partners [notes 8 & 17]		16,000
Gain on AJG note [note 9]		2,729
Other loss		(50)
	$	35,743
Expenses		
Operating	$	6,832
Selling, general and administrative		1,109
Selling, general and administrative - billed from shareholders		167
Royalty expense [note 11]		181
	$	8,289
Income before interest, taxes, depreciation and amortization	**$**	**27,454**
Development costs written off [note 18]	$	13,488
Interest expense		6,372
Depreciation and amortization		4,440
Income before taxes and minority interest	**$**	**3,154**
Income tax benefit [note 6]	$	568
Minority interest		(1,099)
Net income for the period	**$**	**2,623**
Unrealized gain [note 19]	$	1,521
Comprehensive income	**$**	**4,144**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

(thousands of U.S. dollars)

	Nine months ended December 31, 2004
OPERATING ACTIVITIES	
Net income for the period	$ 2,623
Add (deduct) items not involving cash	
Depreciation equipment	2,665
Amortization of debt issuance costs	593
Amortization of Illinois subsidy income	1,228
Gain on sale of partnership interests [notes 8 & 17]	(16,000)
Deferred taxes [note 6]	(770)
Increase in accounts receivable / accounts payable	(991)
Due from affiliates [note 11]	(170)
Spare parts inventory	108
Prepaid expense	1,387
Increase in rate incentive liability [note 4]	3,112
Cash used in operating activities	**$ (6,215)**
INVESTING ACTIVITIES	
Investment purchases [note 5]	$ 50
Additions to property and equipment [note 7]	(1,153)
Increase in goodwill [note 2]	(400)
Project development costs	246
Cash used in investing activities	**$ (1,257)**
FINANCING ACTIVITIES	
Notes receivable	$ 2,791
Deferred revenue and other	(302)
Accrued interest	(1,232)
Deferred revenue - royalty [note 12]	5,686
Deferred expenses	2,096
Minority interest	(33)
Repayment of debt [note 9]	(63,331)
Issuance of debt [note 9]	80,522
Contribution to paid-in capital [note 10]	3,000
Distributions	(163)
Debt issuance costs	(9,514)
Cash provided by financing activities	**$ 19,520**
Net increase in cash during the period	**$ 12,048**
Cash, restricted cash and equivalents, beginning of period	18,771
Cash, restricted cash and equivalents, end of period	**$ 30,819**
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 6,372
Contingent note receivable	2,502
Note receivable from sale of partnership interest	14,000
Gain on acquisition of debt	2,729

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

For the nine-month period ended December 31, 2004 (All amounts in thousands of U.S. dollars, unless otherwise stated)

NOTE 1 - DESCRIPTION OF BUSINESS

U.S. Energy Biogas Corp. ("USEB"), a Delaware Corporation, is a developer, owner and operator of landfill gas projects in the United States. USEB owns and operates 21 landfill gas to energy projects located in nine states. USEB also owns and operates the equipment on one additional landfill gas to energy project that is owned by an independent party. Of the 21 owned facilities, 18 utilize landfill gas as a fuel for the generation of electricity and three sell gas to unrelated users for use as boiler fuel. USEB owns 100% of the projects located outside the State of Illinois and 50% of those located in Illinois. The remaining 50% of the projects located in Illinois are owned by AJG Financial Service, Inc. ("AJG").

USEB also typically owns a small percentage of the gas collection companies (gascos) associated with the facilities and operates the gas collection systems on behalf of the gasco entity owners.

USEB does not own any of the landfills and does not perform any landfill operations. Generally, the landfill gas utilized is purchased through gas purchase agreements with the gasco entities.

On May 1, 2001, the predecessor of USEB, Zahren Alternative Power Corporation, was acquired by US Energy Systems, Inc. ("USEY") and Cinergy Energy Solutions, Inc. ("Cinergy"), an indirect subsidiary of Cinergy Corp. USEY owns 54.3% of USEB and Cinergy owns the remaining 45.7%.

The financial statements presented reflect the "USEB Operating Assets". The USEB Operating Assets consist of the assets, liabilities and capitalization of USEB and its predecessor company and their subsidiaries excluding the equity and assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp., Zapco Equipment Corp. and ZFC Equipment Corp.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("U.S. GAAP").

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of USEB, wholly-owned subsidiaries and entities and/or projects owned or controlled through various partnership and limited liability company interests. All significant inter-company transactions and balances have been eliminated on consolidation.

(c) Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Concentration of Credit Risk

Substantially all of USEB's power generation and gas revenues are derived from investment grade utilities, municipalities and industrial concerns. These customers have contracted with USEB to purchase electricity and landfill gas ("LFG") under energy purchase agreements. The concentration of credit in this business segment reduces USEB's overall credit exposure because the majority of these customers are investment grade, diversified and under contract based on production of electricity and LFG.

During the nine-month period ended December 31, 2004, power generation sales to Commonwealth Edison amounted to 46% of all power generation sales. Please refer to Notes 4 and 15 for further discussion. USEB maintains demand deposits in excess of $100 with individual banks. Amounts in excess of $100 are not insured by the Federal Deposit Insurance Corporation.

(e) Goodwill

Goodwill represents the excess of the cost of acquired companies over the fair value of their tangible net assets acquired. The periods of amortization of goodwill and other long-lived assets are evaluated at least annually to determine whether events and circumstances warrant revised estimates of useful lives. This evaluation considers, among other factors, expected cash flows and profits of the business to which the goodwill and other long-lived assets relate. More specifically, the Company performed a discounted cash flow analysis using a risk adjusted rate of return, commensurate with specific business or asset characteristics and potential business opportunities for the investment. Significant estimates utilized in the discounted cash flow analysis include the amount of landfill gas available for power generation, the rate paid for the power generation and the investment yields on the investment of the Illinois Accounts. Changes in the actual results compared to these estimates would effect the valuation of goodwill.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of SFAS 142, goodwill and other intangibles with indefinite lives will no longer be subject to amortization. SFAS 142 requires that goodwill be assessed for impairment upon adoption and at least annually thereafter by applying a fair-value-based test, as opposed to the undiscounted cash flow test applied under prior accounting standards. This test must be applied at the "reporting unit" level, which is not permitted to be broader than the current business segments. Under SFAS 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

We began applying SFAS 141 in the third quarter of 2001 and SFAS 142 in the first quarter of 2002. The discontinuance of amortization of goodwill, which began in the first quarter of 2002, was not material to our financial position or results of operations. In 2004 and 2003, an impairment test of the goodwill resulting from the acquisition of USEB was performed with no change in the valuation. We will continue to perform goodwill impairment tests annually, as required by SFAS 142, or when circumstances indicate that the fair value of a reporting unit has declined below the amount necessary to maintain the goodwill valuation.

Goodwill at December 31, 2004 and 2003 is presented net of amortization of $592. Amortization has ceased with the adoption of SFAS No. 142. Goodwill was adjusted in 2004 to reflect the payment of additional compensation to the former USEB shareholders per the terms of the 2001 merger agreement.

(f) Fair Values of Financial Instruments/Financial Market Risk

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. The carrying amounts of cash, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value as of December 31, 2004 because of the short maturity of these financial instruments. Except as noted below, the estimated carrying value of the notes receivable, notes payable and cash investments are either contractual or approximate fair value. Cash investment assets held in non-cash assets such as investments in equity or fixed income funds are marked to market. The fair value estimates were based on information available to management as of December 31, 2004. If subsequent circumstances indicate that a decline in the fair market value of a financial asset is other than temporary, the financial instrument is written down to its fair market value. Except as noted below, it is management's opinion that USEB is not exposed to significant interest, currency or credit risks arising from these financial instruments for the near future.

As discussed further in Note 9 to the Financial Statements, USEB's debt obligations to Countryside Power Income Fund (CPIF) are denominated in Canadian currency, which exposes USEB to foreign currency risk. In April 2004, USEB entered into a currency hedge agreement that fixed the U.S. dollar to the Canadian dollar exchange rate at U.S. $0.76 per Canadian dollar through March 31, 2007. According to the terms of the loan agreement with CPIF, USEB s required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement.

As discussed in Notes 3 and 4, USEB is required to maintain significant funds in reserve accounts for the repayment of the Illinois Subsidy Liability as it becomes due. The amounts currently being deposited into these accounts are based on an expected yield on the reserve funds. Should the balance held in the reserve account combined with expected returns on the investments be insufficient to fully retire the liability as it becomes due, any shortfall would have to be funded from project operations during the repayment periods.

(g) Inventory

Inventory is recorded at the lower of cost or market value and consists primarily of spare parts for the power generation and gas transmission equipment at the various landfill gas projects.

(h) Depreciation and Amortization

Fixed assets are stated at cost, net of accumulated depreciation, where such amounts were determined to be a reasonable representation of their fair market value, based on independent valuation studies done on a sample of the operating projects. USEB provides for depreciation of assets by charges to operations using the straight-line method over the assets' estimated useful lives. Expenditures for major overhauls and improvements to property, plant and power generation and gas transmission equipment are capitalized and depreciated over the remaining expected useful lives of the underlying assets. Generating and transmission rights are amortized over the remaining terms of the power and gas purchase agreements.

(i) Debt Issuance Costs

Debt issuance costs are amortized on a straight-line basis over the terms of the related financing agreements. For the nine months ended December 31, 2004, the amount amortized to expense was approximately $546 and the unamortized balance as of December 31, 2004 was $11,266. This balance will be amortized over the remaining term of the debt with the annual amortization expense equal to approximately $795.

(j) Deferred Revenues

Deferred revenues primarily represent gains to be recognized from the sale of USEB's limited partnership interests in certain partnerships, further described in Note 8. The majority of the proceeds from the sales are to be paid in installments, the amounts of which will be determined by production and other considerations; therefore, the gain will be recognized as payments are received.

In June, 2004, deferred revenues were reduced by $2,502 to reflect revised estimates of the total amount to be realized under the contingent note receivable from AJG pertaining to their acquisition of various gasco interests. Refer to Note 8 for further discussion.

(k) Income Taxes

USEB uses the liability method of accounting for income taxes. Deferred income taxes result from differences between the book and tax basis of assets and liabilities and the treatment of revenues received under the Illinois Retail Rate Program. Differences in the timing of gain recognition and the utilization of tax net operating losses constitute the majority of the deferred tax asset. Income taxes have been accrued on the undistributed earnings of all subsidiaries.

(l) Investments in Derivatives

USEB holds derivative financial instruments for the sole purpose of hedging the risk of identifiable transactions. The types of risks hedged are those relating to changes in foreign currency exchange rates, the variability of which impacts future earnings and cash flows. USEB documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of derivatives are recorded each period in other comprehensive income. For fair market value hedge transactions, changes in the fair market value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income.

(m) Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, USEB considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Supplementary cash flow information for cash payments are as follows:

Interest	$ 6,372
Income Taxes	$ 203

NOTE 3 - RESTRICTED CASH AND MARKETABLE SECURITIES

USEB's financing with CPIF established various reserve accounts which are also collateral for the financing with CPIF. These accounts include the Illinois Subsidy Liability Reserve Accounts, a debt service reserve account and an improvement reserve account. The funds held in the improvement reserve account can be utilized to fund capital expenditures. The funds in the Illinois Subsidy Liability Reserve Accounts (the "Illinois Accounts") are to be utilized to retire the Illinois subsidy liability as it becomes due.

Restricted cash and investments as of December 31, 2004 consisted of the following:

Illinois Subsidy Liability Reserve Accounts	$ 23,438
Improvement Reserve	4,022
Debt Service Reserve	2,011
Project Contract Reserve	138
Totals	**$ 29,609**

Included in the Illinois Accounts is $21,428 that is managed by Smith Barney under investment allocation parameters established by USEB. The Smith Barney accounts, as of December 31, 2004, included $13,352 invested in equity fund accounts, $6,945 invested in debt fund accounts, and $1,131 being held in cash or cash equivalent accounts. The cost basis of the investments with Smith Barney, which have been invested since July 2004, is $20,182.

Please see Note 4 below for additional information pertaining to the Illinois Accounts.

NOTE 4 - ILLINOIS RETAIL RATE PROGRAM

USEB has ten operating projects in Illinois that are receiving a subsidy for each kilowatt hour ("kwh") of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted with each project to purchase electricity for an amount in excess of the utility's Avoided Cost (what it would otherwise pay for the generation of electricity) for a period of 10 years from the date of commencement of commercial operation of the relevant project. In turn, the utility receives a tax credit from the State of Illinois (the "State") equaling the amount of that excess. The excess is the subsidy received from the State. Each project is obligated to begin to repay the subsidy to the State after the project that received the subsidy has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than 10 years from the date the project commenced commercial operation. All subsidy liabilities must be fully repaid to the State (without interest) by the end of the actual useful life of the project.

This subsidy is accounted for GAAP purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the ten-year period until repayment begins. The amount of power generation income recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the consolidated balance sheet as Illinois Subsidy Liability.

USEB is required by CPIF to deposit funds into the Illinois Accounts for repayment of the Illinois Subsidy Liability. The Illinois Accounts are classified as restricted cash and marketable securities. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations or assets as and when they become due.

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of USEB. The amount held in the Illinois Accounts as of December 31, 2004 was $23,435. The amount of the incentive liability owed to the State as of December 31, 2004 was $49,028. It is anticipated that repayments of the incentive will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary of the commencement of commercial operations of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

During 2004, Retail rate for three of the Illinois projects, Morris, Dixon Lee and 122nd Street, decreased by 27%, 26% and 40% per kwh respectively. These retroactive rate reductions resulted in a decrease in revenues of $867 for the period ended December 31, 2004. This decrease is comprised of a $699 decrease related to the recalculation of prior calendar period sales and a $168 decrease in current sales due to those sales being calculated at the lower rate.

In the past, the annual reconciliation of estimated rates to actual rates has resulted in both increases and decreases in revenue retroactively. USEB has participated in the Illinois Retail Rate program since 1998 and has never experienced rate reconciliation changes of this magnitude. USEB has requested, but never received, an explanation from Commonwealth Edison. We are continuing to research the rationale for these decreases and will pursue any options such research may indicate are available to us to minimize the decreases. USEB has a total of 10 projects in Illinois, representing 64% of its Power Generation Revenues. USEB cannot predict whether any other major decreases in revenues from the Illinois projects are likely.

In the last few years, including 2004, legislation has been proposed in the State which included changes to, or the elimination of, the Illinois Retail Rate Program. While none of this legislation has been adopted, the adoption of any legislation that would reduce or eliminate the benefits received by USEB under the Illinois Retail Rate Program could have a material adverse effect on USEB.

NOTE 5 - INVESTMENTS

The majority of the limited partnership interests classified as investments represent general partner ownership interests in the entities which own the LFG collection systems and LFG extraction rights of the landfills USEB has developed. Most of these entities qualify for non-conventional fuel source tax credits under Section 29 of the Internal Revenue Code of 1986 as amended. USEB typically owns a 1% interest in these entities and accordingly accounts for the investments using the cost method.

NOTE 6 - INCOME TAXES

USEB uses the liability method of accounting for income taxes. Deferred income taxes result from differences between the book and tax basis of assets and liabilities and the treatment of revenues received under the Illinois Retail Rate Program. For income tax purposes, the subsidy received under the Illinois Retail Rate Program is treated as a loan owed to the State of Illinois. Differences in the timing of gain recognition and the utilization of tax net operating losses constitute the majority of the deferred tax asset. Income taxes have been accrued on the undistributed earning of all subsidiaries.

The provisions (benefits) for income taxes is as follows:

		2004
Current	$	240
Deferred		(808)
Total	**$**	**(568)**

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

	2004
Provision (Benefit) at Statutory Rate	781
Non-deductible Expenses	14
Illinois Subsidy and Deferred Revenue	(993)
Depreciation	(401)
State Income Tax	240
Other	(209)
Actual Provision (Benefit) for Income Taxes	**(568)**

NOTE 7 - FIXED ASSETS

Power Generation and Gas Transmission Assets

Power generation and gas transmission assets consist primarily of the value of the internal combustion engines and related equipment located at the landfill gas to energy projects. The majority of these assets are depreciated using the straight-line method for financial statement purposes.

The following is a summary of Power Generation Assets as of December 31, 2004:

Generation and Transmission Equipment and Peripherals	$	65,780
Land		98
Accumulated depreciation		(24,213)
Total	**$**	**41,665**

Other Property and Equipment, Net

Other property and equipment as of December 31, 2004, consists of site tools, office furniture, computer equipment and company vehicles. These assets are depreciated over lives ranging from three to ten years.

Other Property and Equipment	$	503
Accumulated depreciation		(282)
Total	**$**	**221**

NOTE 8 - NOTES AND INTEREST RECEIVABLE

Notes receivable as of December 31, 2004 consisted of four notes pertaining to USEB's sale of its limited partnership interests in several Gasco entities. Payments of principal and interest on the three contingent installment notes are made quarterly based upon the amount of LFG sold and the value of the tax credits generated by the sale. Payments of principal and interest on the Fixed Installment Notes are made quarterly based upon a mortgage style amortization. In June 2004, the contingent installment note receivable for the 1999 sale of gasco interests was written down by approximately $2,500 to reflect updated projections for the amount of gas projected to be sold and the dollar value of payments required under the contingent note. The write down of the note receivable was equally offset by a reduction in deferred revenue and did not result in a charge to operating income.

On April 8, 2004, AJG made a cash down payment of $2,000 and executed a $14,000 note payable to a subsidiary of USEB to satisfy its obligation to pay for certain ownership interests in Illinois based generating project entities AJG had previously acquired. The note matures in 2024, requires scheduled payments of principal and interest and bears interest at a rate of 15% per annum. Payments on the note are limited to cash distributions from the project entities with any excesses to the scheduled payments being applied as an additional principal payment and any deficits to scheduled payments being deferred. This transaction resulted in a gain for USEB of $16,000, which was recognized in June, 2004.

Notes receivable as of December 31, 2004 consisted of the following:

	Interest Rate	Current Portion	Long-Term Portion
Contingent Installment Note Receivable for 1999 Sale of GASCO Interests, Secured by the Interests	9.47%	$ 621	$ 3,814
Fixed Installment Note Receivable for 2001 Sale of GASCO Interests, Secured by the Interests	6.00%	510	825
Contingent Installment Note Receivable for 2001 Sale of GASCO Interests, Secured by the Interests	6.00%	510	4,586
Contingent Notes Receivable for Sale of Barre, MA Project's Gas Collection System and Related Assets, Secured by the Interests	10.00%	10	533
Installment Note Receivable from AJG for Illinois Electric Generation Partners 2, Secured by Ownership Interests	15.00%	220	13,780
Accrued Interest Receivable	-	623	--
		$ 2,494	**$ 23,538**

In 2001, USEB sold limited partnership interests in three other Gasco entities. The purchaser was AJG Financial Services. The total purchase price was approximately $12,300 including interest and consisted of a down payment of $1,000 and two long-term notes receivable; one calling for fixed quarterly payments of $145 and the other calling for contingent quarterly payments based on actual gas production. Both bear interest at 6% per annum. Gains of $401, $174 and $145 were recognized on the contingent note in 2004, 2003 and 2002, respectively. Consistent with accounting principles generally accepted in the United States for this transaction, the remaining deferred gain of $3,097 for 2004.

NOTE 9 - NOTES PAYABLE

Notes Payable to Countryside Power Income Fund

On April 8, 2004, CPIF, an unincorporated open-ended, limited purpose trust formed under the laws of the Province of Ontario, Canada acquired the outstanding balance of existing USE loans from John Hancock Life Insurance Companies, ABB Energy Capital and AJG.

Immediately following the acquisition of the loans, CPIF and USEB amended the existing loan agreements to denominate the loans in Canadian currency, to provide an additional loan amount of $23,843 and to provide for a remaining term of 15 years with a balloon payment at the maturity date of $35,100. In addition, certain loan covenants were amended. In connection with the amendment of the loans, USEB paid related costs of $16,994. The amendment established several reserve accounts including a $4,000 improvement reserve with funds to be utilized to expand USEB and a $2,000 debt service reserve. In addition, $8,200 of loan proceeds were deposited into the Illinois Accounts. Immediately upon completion of the transaction, the total amount owed to CPIF by USEB was CAD $107,000 which was equal to U.S. $81,431 based upon the currency exchange rate at the date of closing. The loan is secured by the USEB Operating Assets and bears interest at a rate of 11% per annum.

The loan agreement with CPIF requires USEB to deposit $250 per calendar quarter into the debt reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84 of additional deposits into the debt reserve fund during 2004. Until an amount is deposited in the reserve equal to $250 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty interest payments or from expending funds to expand its production or capacity.

Due to the requirement in the amended loan documents that payments be made to CPIF in Canadian dollars, USEB has entered into a three-year hedge agreement with Toronto Dominion Bank fixing the U.S. dollar to the Canadian dollar exchange rate at U.S. $0.76 per Canadian dollar through March 31, 2007. According to the terms of the loan agreement with CPIF, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. After the expiration of the hedge agreement, USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement.

USEB's debt obligation as of December 31, 2004:

Notes Payable

Countryside Power Income Fund	$ 80,522

Approximate scheduled principal payments for the next five years on the Notes Payable to CPIF are as follows:

Year	Amount
2005	$ 1,373
2006	1,532
2007	1,710
2008	1,908
2009	2,128

As discussed above, the amount of the principal payment after March 31, 2007 and for 2008 and 2009, as denominated in U.S. dollars, may fluctuate depending upon the foreign currency exchange rate at that time. Principal payments listed above for 2007, 2008 and 2009 are based upon the hedged foreign currency exchange rate that is currently in effect. The current hedge agreement that fixes the U.S. dollar to the Canadian dollar exchange rate at U.S. $0.76 per Canadian dollar expires on March 31, 2007.

The notes payable to CPIF are senior secured notes utilizing all of USEB's assets as collateral. The terms require that USEB maintain a minimum Fixed Charge Coverage Ratio, as defined in the loan agreements, of 1.10 to 1 in 2004, 1.15 to 1 for 2005 and 1.25 to 1 thereafter. The Fixed Charge Coverage Ratio is calculated based upon operating results for the preceding four fiscal quarters or, if four fiscal quarters have not elapsed since the closing of the refinancing, for the number of quarters that have elapsed. The Ratio is calculated after deducting deposits made into the Illinois Accounts. Failure to maintain the minimum Fixed Charge Coverage Ratio is a default under the terms of the loan agreement. The Fixed Charge Coverage Ratio for the three fiscal quarters ended December 30, 2004 was 1.16 to 1. The financing matures in April, 2019 with a balloon payment of $35,100 being due and payable on the maturity date.

Note Payable to AJG Financial Services, Inc.

On September 30, 2004, USEB purchased the subordinated note owed by USEB to AJG. The outstanding principal amount of $5,729 plus outstanding accrued interest was purchased for $3,000. Funds for the acquisition were provided by equity contributions to USEB from the USEB shareholders. The purchase resulted in a gain of $2,729. The gain represents the amount of the acquisition price below the note's face value.

NOTE 10 - CAPITAL STOCK TRANSACTIONS

USEB is authorized to issue 10,000 shares of Common Stock consisting of Class A shares and Class B shares. The shares of Class A and Class B are identical and vote together on matters on which stockholders are entitled to vote as a single class except that each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to 0.296437937 votes.

The following is a summary of the number of shares outstanding by class:

	Series A	Series B	Total
Balance, December 31, 2004	5,426	4,574	10,000

During the nine-month period ended December 31, 2004, the shareholders' of USEB contributed $3,000 to additional paid in capital (see Note 9).

NOTE 11 - TRANSACTIONS WITH AFFILIATES

USEB is a general partner in alternative energy and equipment finance transactions with related limited partnerships and collects management fees from the partnerships. Management fees earned from such partnership agreements amounted to $459 for the nine-months ended December 31, 2004.

During prior years, USEB sold 12% of its rights to cash flows from six power generation projects and 9.6% of its rights to cash flows from two additional projects to ZFC Royalty Partners ("ZRP"). These sales of rights are an obligation payable out of cash flows achieved by the projects. The cash flow payments are subordinate to the required debt service for the projects, even though the cash flows are calculated without regard to debt payments. For the nine-months ended December 31, 2004 royalty expense was $181. Approximately 31% of the amounts payable revert back to USEB and decrease its equity investment.

USEB reimburses its shareholders for a majority of the costs incurred by them for the benefit of USEB. These costs include management and accounting salary and benefit costs, office expenses associated with the accounting services and an allocation of rent expenses. The total reimbursements included in expenses for the nine-month period ended December 31, 2004 were $442.

NOTE 12 - DEFERRED ROYALTY LIABILITY

On April 8, 2004, CPIF acquired a convertible royalty interest from USEB for $6,000. Pursuant to the terms of the Royalty Agreement, CPIF will have the right to receive, on a quarterly basis, the sum of 7% of net distributable cash flow as defined in the Royalty Agreement and 1.8% of USEB's gross revenues, also as defined in the Royalty Agreement. The total royalty payment to be made to CPIF is capped at an amount not to exceed 49% of total distributions made to CPIF and the shareholders of USEB, combined. All distributions must be approved by the Board of Directors of USEB. CPIF has the option, under the terms of the Royalty Agreement, to convert the interest into non-voting common shares of USEB, equal to 49% of the outstanding equity. CPIF can convert at the earlier of the date on which the loan from CPIF is paid in full and/or the 20th anniversary date of the Royalty Agreement, which would be April 8, 2024. The amount of the Royalty is accrued on a quarterly basis and paid upon the approval of distributions by the Board of Directors of USEB.

For the quarters ended June 30, September 30, USEB accrued $156 and $158, respectively, for royalty payments. Due primarily to the Illinois rate decrease discussed in Note 4, there was no royalty payment due or accrued for the quarter ended December 31, 2004. Only the June 30 royalty interest has been paid and USEB has recorded a current liability of $158 for royalty interest for the third quarter of 2004. Payment of this liability, future royalty interest, and distributions to the shareholders of USEB are dependent on sufficient cash flow being generated by USEB to support operations after the distributions.

NOTE 13 - RETIREMENT AND PROFIT SHARING PLAN

USEB has a 401(k) plan and the employees may defer up to 15% of their salaries up to the maximum contribution allowed under the Internal Revenue Code. USEB matches 100% of the first 3% of salary contributed and 50% of the next 2% of salary contributed to the plan. For the nine-month period ended December 31, 2004, USEB's total contribution was $31.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

USEB has long-term obligations for an office lease in Bohemia, New York and office equipment financing obligations which expire on various dates. The office lease expires in September, 2005.

These commitments for the next three years are:

Year	Commitments	
2005	$	66
2006		38
2007		2
Total	**$**	**106**

Lease expenses for the 2004 period were $61.

NOTE 15 - MAJOR CUSTOMERS

During the nine-months ended December 31, 2004, seven of USEB's electricity generating projects sold energy to Commonwealth Edison. Revenues from Commonwealth Edison for the nine-month period ended December 31, 2004 totaled $5,783 and were equal to approximately 46% of total power generation and gas revenues for the period.

NOTE 16 - SALE OF RENEWABLE ENERGY CREDITS

During the nine-month period ended December 31, 2004, USEB entered into contracts for it's Barre, Manchester and Burlington projects for the sale of the Renewable Energy Credits (RECs) produced by the generation of electricity from landfill gas. One REC is produced when the project sells one megawatt of qualified renewable energy to the utility grid. The contracts do not require USEB to deliver any specified quantities of RECs. Gross proceeds from the sale of the RECs during the nine-month period for the Barre, Manchester and Burlington projects were $144, $207 and $58, respectively. A portion of gross proceeds from the sale of the RECs for the Burlington project is paid to the local utility. The REC revenue is in addition to the energy value that is sold under a separate contract. The contracts for Barre and Manchester are three-year contracts. The Burlington contract is for the sale of RECs produced during the last three quarters of 2004.

NOTE 17 - GAIN ON SALE OF ILLINOIS ELECTRICAL GENERATION PARTNERS

On April 8, 2004, AJG made a cash down payment and executed a note payable to a subsidiary of USEB to satisfy its obligation to pay for interests in various Illinois based generating project entities that it had previously acquired from USEB. As a result of the completion of this transaction, USEB recorded a gain of $16,000 in June, 2004. (Refer to Note 8 for additional discussion.)

NOTE 18 - DEVELOPMENT COSTS WRITTEN OFF

Development costs written off of $13,488 for the nine-month period ended December 31, 2004 were primarily comprised of non-recurring expenses associated with the completion of the transaction with CPIF. Included in this amount is $9,886 reimbursed to CPIF related to expenses incurred by CPIF in their acquisition of the USEB debt from the existing lenders, $2,344 of unamortized debt issuance costs related to the debt acquired by CPIF that remained on USEB's books and $1,194 of USEY, a shareholder of USEB and the sponsor of CPIF, salaries and related costs charged to USEB for services pertaining to the CPIF transaction.

NOTE 19 - UNREALIZED GAIN

Unrealized gain represents the net gain in market value above the acquisition price for various investments and hedging agreements. The amount for the nine-month period ended December 31, 2004 is comprised of $1,246 of net gain from the investment of the Illinois Accounts (please refer to Note 3) and $1,207 of gain in the value of the foreign currency swap agreement associated with the CPIF financing (please refer to Note 9) less $932 in taxes.

Consolidated Balance Sheets

RECEIVED

2005 APR 27 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q1 (thousands of U.S. dollars) (unaudited)

	March 31, 2005	(restated as of May 2005) December 31, 2004
ASSETS		
Current assets		
Cash	$ 972	$ 1,213
Restricted cash and marketable securities	30,026	29,606
Accounts receivable	5,056	4,796
Due from affiliates	806	1,094
Inventory	882	882
Prepaid expenses and other	860	710
Notes and interest receivable, current portion	2,711	2,495
Total current assets	**$ 41,313**	**$ 40,796**
Power generation assets, net	$ 41,257	$ 41,886
Construction in progress	-	86
Project development costs	87	111
Swap agreement	2,279	2,414
Investments	861	487
Debt issuance costs, net	11,068	11,266
Notes and interest receivable, net of current portion	23,313	23,538
Deferred tax asset	10,647	10,451
Goodwill	26,618	26,619
Total assets	**$ 157,443**	**$ 157,654**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable, power CPIF, current portion	$ 1,567	$ 1,518
Deferred revenue, current portion	272	398
Accounts payable and accrued expenses	3,482	3,194
Total current liabilities	**$ 5,321**	**$ 5,110**
Notes payable, CPIF, net of current portion	$ 85,529	$ 86,297
Deferred revenue, net of current portion	2,725	2,699
Deferred royalty liability	5,598	5,686
Rate incentive liability	27,602	26,346
Minority interest liability	(1,595)	(1,735)
Total liabilities	**$ 125,180**	**$ 124,403**
Shareholders' equity		
Common stock, $.01 par value 10,000 shares authorized, issued and outstanding	$ 1	$ 1
Additional paid-in capital	34,994	34,994
Accumulated comprehensive income	1,021	2,010
Accumulated deficit	(3,753)	(3,754)
Total shareholders' equity	**$ 32,263**	**$ 33,251**
Total liabilities and shareholders' equity	**$ 157,443**	**$ 157,654**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations

Q1 (thousands of U.S. dollars) (unaudited)

		Three months ended March 31, 2005
Revenues		
Power generation and gas sales	$	4,608
Fees and royalties		184
Renewable energy credit sales		105
Gain on sales of interests and rights		99
Other income		14
	$	5,010
Expenses		
Operating	$	2,139
Selling, general and administrative		348
Selling, general and administrative - billed from shareholders		140
Royalty expense		131
	$	2,758
Income before interest, taxes, depreciation and amortization	**$**	**2,252**
Interest income	$	766
Other loss		(11)
Foreign currency transaction		345
Interest expense		(2,183)
Depreciation and amortization		(1,626)
Loss before taxes and minority interest		(457)
Income tax benefit	$	111
Minority interest		(153)
Net loss for the period	**$**	**(499)**
Unrealized loss, net of taxes	$	(489)
Comprehensive loss	**$**	**(988)**

The accompanying notes are an integral part of the consolidated financial statements.

OPERATING ASSETS

U.S. Energy Biogas Corp.

Consolidated Statement of Cash Flows

Q1 (thousands of U.S. dollars) (unaudited)

		Three months ended March 31, 2005
OPERATING ACTIVITIES		
Net loss for the period	$	(499)
Add (deduct) items not involving cash		
Depreciation equipment		898
Amortization of debt issuance costs		198
Amortization of Illinois subsidy income		531
Deferred taxes		(196)
Foreign currency transaction		(389)
Foreign currency hedge		134
Unrealized gains		(490)
Decrease in accounts receivable/accounts payable		29
Due from affiliates		288
Prepaid expense		(151)
Increase in rate incentive liability		725
Cash provided by operating activities	**$**	**1,078**
INVESTING ACTIVITIES		
Investment purchases	$	(373)
Additions to property and equipment		(157)
Cash used in investing activities	**$**	**(530)**
FINANCING ACTIVITIES		
Notes receivable	$	8
Deferred revenue and other		(100)
Deferred revenue - royalty		(68)
Minority interest		140
Repayment of debt		(329)
Cash used in financing activities	**$**	**(369)**
Net increase in cash during the period	**$**	**179**
Cash, restricted cash and marketable securities, beginning of period		30,819
Cash, restricted cash and marketable securities, end of period	**$**	**30,998**

The accompanying notes are an integral part of the consolidated financial statements.

Q1 For the three month period ended March 31, 2005 (All amounts in thousands of U.S. dollars, unless otherwise stated) (unaudited)

NOTE 1 - DESCRIPTION OF BUSINESS

U.S. Energy Biogas Corp. ("USEB"), a Delaware Corporation, is a developer, owner and operator of landfill gas projects in the United States. USEB owns and operates 21 landfill gas to energy projects located in nine states. USEB also owns and operates the equipment on one additional landfill gas to energy project that is owned by an independent party. Of the 21 owned facilities, 18 utilize landfill gas as a fuel for the generation of electricity and three sell gas to unrelated users for use as boiler fuel. USEB owns 100% of the projects located outside the State of Illinois and 50% of those located in Illinois. The remaining 50% of the projects located in Illinois are owned by AIG Financial Services, Inc. ("AIG").

USEB also typically owns a small percentage of the gas collection companies (gascos) associated with the facilities and operates the gas collection systems on behalf of the gasco entity owners.

USEB does not own any of the landfills and does not perform any landfill operations. Generally, the landfill gas utilized is purchased through gas purchase agreements with the gasco entities.

On May 1, 2001, the predecessor of USEB, Zahren Alternative Power Corporation, was acquired by US Energy Systems, Inc. ("USEY") and Cinergy Energy Solutions, Inc. ("Cinergy"), an indirect subsidiary of Cinergy Corp. USEY owns 54.3% of USEB and Cinergy owns the remaining 45.7%.

The financial statements presented reflect the "USEB Operating Assets". The USEB Operating Assets consist of the assets, liabilities and capitalization of USEB and its predecessor company and their subsidiaries excluding the equity and assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp., Zapco Equipment Corp. and ZFC Equipment Corp.

NOTE 2 - RESTATEMENT

On May 16, 2005, USEB announced that an error had been identified relating to accounting for a foreign currency loan and related hedge arrangement entered into in April 2004 in connection with the CDN $107,000 debt arrangement between USEB and Countryside Power Income Fund ("CPIF") and its subsidiaries (the "Countryside Debt").

The accounting issue relates to the Application of Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, as amended ("SFAS No. 52") and Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS No. 133").

USEB is restating its financial statements for the year ended December 31, 2004 to reflect the impact of the changes in the current exchange rate for debt service payments beyond the expiration of the hedge arrangement in April 2007, to reflect the outstanding principal amount of the Countryside Debt using the current exchange rate in effect at the end of the applicable period and to record changes in the fair value of the hedge arrangement.

The following table isolates each of the restated amounts in USEB's Balance Sheet as of December 31, 2004:

	Restated	As originally reported
Consolidated Balance Sheet:		
Foreign Currency Hedge	$ 2,414	$ 1,207
Deferred Tax Asset	$ 10,451	$ 8,093
Total Assets	$ 157,654	$ 154,089
Long-Term Debt	$ 87,815	$ 80,521
Minority Interests	$ 1,735	$ 720
Accumulated Deficit	$ (3,754)	$ (1,991)
Accumulated Other Comprehensive Income	$ 2,010	$ 1,521
Total Shareholders' Equity	$ 33,251	$ 34,524
Total Liabilities and Sharholders' Equity	$ 157,654	$ 154,089

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("U.S. GAAP").

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of USEB, wholly-owned subsidiaries and entities and/or projects owned or controlled through various partnership and limited liability company interests. All significant inter-company transactions and balances have been eliminated on consolidation.

(c) Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Concentration of Credit Risk

Substantially all of USEB's power generation and gas revenues are derived from investment grade utilities, municipalities and industrial concerns. These customers have contracted with USEB to purchase electricity and landfill gas ("LFG") under energy purchase agreements. The concentration of credit in this business segment reduces USEB's overall credit exposure because the majority of these customers are investment grade, diversified and under contract based on production of electricity and LFG.

During the three month period ended March 31, 2005, power generation sales to Commonwealth Edison amounted to 48% of all power generation sales. Please refer to Notes 5 and 19 for further discussion.

USEB maintains demand deposits in excess of $100 with individual banks. Amounts in excess of $100 are not insured by the Federal Deposit Insurance Corporation.

(e) Goodwill

Goodwill represents the excess of the cost of acquired companies over the fair value of their tangible net assets acquired. The periods of amortization of goodwill and other long-lived assets are evaluated at least annually to determine whether events and circumstances warrant revised estimates of useful lives. This evaluation considers, among other factors, expected cash flows and profits of the business to which the goodwill and other long-lived assets relate. More specifically, USEB performed a discounted cash flow analysis using a risk adjusted rate of return, commensurate with specific business or asset characteristics and potential business opportunities for the investment. Significant estimates utilized in the discounted cash flow analysis include the amount of landfill gas available for power generation, the rate paid for the power generation and the investment yields on the investment of the Illinois Subsidy Reserve Accounts (the "Illinois Accounts"). Changes in the actual results compared to these estimates would effect the valuation of goodwill.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of SFAS 142, goodwill and other intangibles with indefinite lives will no longer be subject to amortization. SFAS 142 requires that goodwill be assessed for impairment upon adoption and at least annually thereafter by applying a fair-value-based test, as opposed to the undiscounted cash flow test applied under prior accounting standards. This test must be applied at the "reporting unit" level, which is not permitted to be broader than the current business segments. Under SFAS 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

We began applying SFAS 141 in the third quarter of 2001 and SFAS 142 in the first quarter of 2002. The discontinuance of amortization of goodwill, which began in the first quarter of 2002, was not material to our financial position or results of operations. In 2004 and 2003, an impairment test of the goodwill resulting from the acquisition of USEB was performed with no change in the valuation. We will continue to perform goodwill impairment tests annually, as required by SFAS 142, or when circumstances indicate that the fair value of a reporting unit has declined below the amount necessary to maintain the goodwill valuation.

Goodwill at March 31, 2005 of $26,618 is presented net of amortization of $592. Amortization has ceased with the adoption of SFAS No. 142. Goodwill was adjusted in 2004 to reflect the payment of additional compensation to the former USEB shareholders per the terms of the 2001 merger agreement.

(f) *Fair Values of Financial Instruments/Financial Market Risk*

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. The carrying amounts of cash, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value as of March 31, 2005 because of the short maturity of these financial instruments. Except as noted below, the estimated carrying value of the notes receivable, notes payable and cash investments are either contractual or approximate fair value. Cash investment assets held in non-cash assets such as investments in equity or fixed income funds are marked to market. The fair value estimates were based on information available to management as of March 31, 2005. If subsequent circumstances indicate that a decline in the fair market value of a financial asset is other than temporary, the financial instrument is written down to its fair market value. Except as noted below, it is management's opinion that USEB is not exposed to significant interest, currency or credit risks arising from these financial instruments for the near future.

As discussed further in Note 13 to the Financial Statements, USEB's debt obligations to Countryside Power Income Fund (CPIF) are denominated in Canadian currency, which exposes USEB to foreign currency risk. In April 2004, USEB entered into a currency hedge agreement that fixed the U.S. dollar to the Canadian dollar exchange rate at U.S. $0.76 per Canadian dollar through March 31, 2007. According to the terms of the loan agreement with CPIF, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement.

As discussed in Notes 4 and 5, USEB is required to maintain significant funds in reserve accounts for the repayment of the Illinois Subsidy Liability as it becomes due. The amounts currently being deposited into these accounts are based on an expected yield on the reserve funds. Should the balance held in the reserve account combined with expected returns on the investments be insufficient to fully retire the liability as it becomes due, any shortfall would have to be funded from project operations during the repayment periods.

(g) Inventory

Inventory is recorded at the lower of cost or market value and consists primarily of spare parts for the power generation and gas transmission equipment at the various landfill gas projects.

(h) Depreciation and Amortization

Fixed assets are stated at cost, net of accumulated depreciation, where such amounts were determined to be a reasonable representation of their fair market value, based on independent valuation studies done on a sample of the operating projects. USEB provides for depreciation of assets by charges to operations using the straight-line method over the assets' estimated useful lives. Expenditures for major overhauls and improvements to property, plant and power generation and gas transmission equipment are capitalized and depreciated over the remaining expected useful lives of the underlying assets. Generating and transmission rights are amortized over the remaining terms of the power and gas purchase agreements.

(i) Debt Issuance Costs

Debt issuance costs are amortized on a straight-line basis over the terms of the related financing agreements. For the three months ended March 31, 2005, the amount amortized to expense was approximately $198 and the unamortized balance as of March 31, 2005 was $11,068. This balance will be amortized over the remaining term of the debt with the annual amortization expense equal to approximately $792.

(j) Deferred Revenues

Deferred revenues primarily represent gains to be recognized from the sale of USEB's limited partnership interests in certain partnerships, further described in Note 12. The majority of the proceeds from the sales are to be paid in installments, the amounts of which will be determined by production and other considerations; therefore, the gain will be recognized as payments are received..

(k) Income Taxes

USEB uses the liability method of accounting for income taxes. Deferred income taxes result from differences between the book and tax basis of assets and liabilities and the treatment of revenues received under the Illinois Retail Rate Program. Differences in the timing of gain recognition and the utilization of tax net operating losses constitute the majority of the deferred tax asset. Income taxes have been accrued on the undistributed earnings of all subsidiaries.

(l) Investments in Derivatives

USEB holds derivative financial instruments for the sole purpose of hedging the risk of identifiable transactions. The types of risks hedged are those relating to changes in foreign currency exchange rates, the variability of which impacts future earnings and cash flows. USEB documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of derivatives are recorded each period in other comprehensive income. For fair market value hedge transactions, changes in the fair market value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income.

NOTE 4 – RESTRICTED CASH AND MARKETABLE SECURITIES

USEB's financing with CPIF established various reserve accounts which are also collateral for the financing with CPIF. These accounts include the Illinois Accounts, a debt service reserve account and an improvement reserve account. The funds held in the improvement reserve account can be utilized to fund capital expenditures. The funds in the Illinois Accounts are to be utilized to retire the Illinois subsidy liability as it becomes due.

Restricted cash and investments as of March 31, 2005 consisted of the following:

Illinois Subsidy Liability Reserve Accounts	$ 24,144
Improvement Reserve	3,653
Debt Service Reserve	2,091
Project Contract Reserve	138
Total	**$ 30,026**

Included in the Illinois Accounts is $22,144 that is managed by Smith Barney under investment allocation parameters established by USEB. The Smith Barney accounts, as of March 31, 2005, included $13,276 invested in equity fund accounts, $7,295 invested in debt fund accounts, and $1,573 being held in cash or cash equivalent accounts. The cost basis of the investments with Smith Barney, which have been invested since July 2004, is $20,696.

Please see Note 5 below for additional information pertaining to the Illinois Accounts.

NOTE 5 – ILLINOIS RETAIL RATE PROGRAM

USEB has ten operating projects in Illinois that are receiving a subsidy for each kilowatt hour ("kwh") of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted with each project to purchase electricity for an amount in excess of the utility's Avoided Cost (what it would otherwise pay for the generation of electricity) for a period of ten years from the date of commencement of commercial operation of the relevant project. In turn, the utility receives a tax credit from the State of Illinois (the "State") equaling the amount of that excess. The excess is the subsidy received from the State. Each project is obligated to begin to repay the subsidy to the State after the project that received the subsidy has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than ten years from the date the project commenced commercial operation. All subsidy liabilities must be fully repaid to the State (without interest) by the end of the actual useful life of the project.

This subsidy is accounted for GAAP purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the ten-year period until repayment begins. The amount of power generation income recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the consolidated balance sheet as Rate incentive liability.

USEB is required by CPIF to deposit funds into the Illinois Accounts for repayment of the Rate incentive liability. The Illinois Accounts are classified as restricted cash and marketable securities. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations or assets as and when they become due.

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of USEB. The amount held in the Illinois Accounts as of March 31, 2005 was $24,144. The amount of the incentive liability owed to the State as of March 31, 2005 was $50,669. It is anticipated that repayments of the incentive will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually on the anniversary of the commencement of commercial operations of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

Following is a summary of significant dates pertaining to a project's participation in the Illinois Retail Rate Program.

Project	Commencement of Commercial Operations	Expiration of Illinois Retail Rate Program	Estimated Commencement of Repayment of Subsidy Liability
Countryside	April, 2001	April, 2011	May, 2011
Dolton	May, 1998	May, 2008	June, 2008
Dixon Lee	July, 1999	July, 2009	August, 2009
Morris	December, 2000	December, 2010	January 2011
Roxana	November, 1999	November, 2009	December, 2009
Upper Rock	April, 2000	April, 2010	May, 2010
122nd Street	July, 1998	July, 2008	August, 2008
Brickyard	September, 1999	September, 2009	October, 2009
Streator	January, 2000	January, 2010	February, 2010
Willow Ranch	January, 1998	January, 2009	February, 2009

In the past, the annual reconciliation of estimated rates to actual rates has resulted in both increases and decreases in retroactive revenue. USEB cannot predict whether any changes in future rates will result in increases or decreases in revenues from the Illinois projects. USEB receives approximately 21% of its Power Generation Revenue from the subsidy paid under the Illinois Retail Rate Program.

In the last few years, including 2004, legislation has been proposed in the State which included changes to, or the elimination of, the Illinois Retail Rate Program. While none of this legislation has been adopted, the adoption of any legislation that would reduce or eliminate the benefits received by USEB under the Illinois Retail Rate Program could have a material adverse effect on USEB.

NOTE 6 – INVESTMENTS

The majority of the limited partnership interests classified as investments represent general partner ownership interests in the entities which own the LFG collection systems and LFG extraction rights of the landfills USEB has developed. Most of these entities qualify for non-conventional fuel source tax credits under Section 29 of the Internal Revenue Code of 1986 as amended. USEB typically owns a 1% interest in these entities and accordingly accounts for the investments using the cost method.

NOTE 7 – FOREIGN CURRENCY

Foreign currency translation adjustments of a long-term nature are reflected in Other Comprehensive Income. Foreign currency transaction gains or losses are recognized in the period incurred and are included in Other Income (Loss) in the consolidated statement of operations.

NOTE 8 – INVESTMENTS IN DERIVATIVES

USEB holds derivative financial instruments for the sole purpose of hedging the risks relating to changes in foreign currency exchange rates, the variability of which impacts future earnings and cash flows. USEB documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of our foreign currency cash flow hedge derivatives are recorded each period in other comprehensive income.

NOTE 9 – INCOME TAXES

USEB uses the liability method of accounting for income taxes. Deferred income taxes result from differences between the book and tax basis of assets and liabilities and the treatment of revenues received under the Illinois Retail Rate Program. For income tax purposes, the subsidy received under the Illinois Retail Rate Program is treated as a loan owed to the State of Illinois. Differences in the timing of gain recognition and the utilization of tax net operating losses constitute the majority of the deferred tax asset. Income taxes have been accrued on the undistributed earning of all subsidiaries.

NOTE 10 – FOREIGN CURRENCY TRANSACTIONS

USEB's debt obligation to CPIF requires that debt service payments be made in Canadian dollars. USEB has entered into a cash flow foreign currency hedge agreement with financial institutions fixing the Canadian dollar to U.S. dollar exchange rate at $1.331 Canadian dollar per U.S. dollar. This hedge agreement, in an amount equal to the debt service payments, expires on March 31, 2007. Subsequent to the expiration of the hedge agreement, USEB's debt service payments to CPIF are subject to fluctuations in the currency exchange rate.

As required by SFAS No. 52 and SFAS No. 133, USEB has adjusted the outstanding principal on the debt owed to CPIF to reflect the currency exchange rate as of the end of the financial reporting period. The gain or loss resulting from the adjustment of the outstanding principal from that recorded in the previous reporting periods is recorded as Foreign Currency Transaction Income (Loss).

Following is a summary of the Foreign Currency Transaction account as of March 31, 2005 (the exchange rates are Canadian dollars per one U.S. dollar):

Currency Exchange Rate at Loan Origination, April 8, 2004	$	1.3140
Currency Exchange Rate at December 31, 2004	$	1.2047
Currency Exchange Rate as of March 31, 2005	$	1.2096
Cumulative Translation Adjustments Beginning of Reporting Period	$	6,988
Cumulative Translation Adjustments End of Reporting Period	$	6,643
Aggregate Adjustment for the Current Reporting Period Income / (Expense)	$	345
Deferred Income Taxes Allocated to Adjustment in the Reporting Period	$	147

NOTE 11 – FIXED ASSETS

Power Generation and Gas Transmission Assets

Power generation and gas transmission assets consist primarily of the value of the internal combustion engines and related equipment located at the landfill gas to energy projects. The majority of these assets are depreciated using the straight-line method for financial statement purposes.

The following is a summary of Power Generation Assets as of March 31, 2005:

Generation and Transmission Equipment and Peripherals	$	66,345
Other Property and Equipment		207
Land		98
Accumulated Depreciation		(25,393)
Total	**$**	**41,257**

NOTE 12 – NOTES AND INTEREST RECEIVABLE

Notes receivable as of March 31, 2005 consisted of four notes pertaining to USEB's sale of its limited partnership interests in several Gasco entities. Payments of principal and interest on the three contingent installment notes are made quarterly based upon the amount of LFG sold and the value of the tax credits generated by the sale. Payments of principal and interest on the Fixed Installment Notes are made quarterly based upon a mortgage style amortization. In June 2004, the contingent installment note receivable for the 1999 sale of gasco interests was written down by approximately $2,500 to reflect updated projections for the amount of gas projected to be sold and the dollar value of payments required under the contingent note. The write down of the note receivable was equally offset by a reduction in deferred revenue and did not result in a charge to operating income.

On April 8, 2004, AJG made a cash down payment of $2,000 and executed a $14,000 note payable to a subsidiary of USEB to satisfy its obligation to pay for certain ownership interests in Illinois based generating project entities AJG had previously acquired. The note matures in 2024, requires scheduled payments of principal and interest and bears interest at a rate of 15% per annum. Payments on the note are limited to cash distributions from the project entities with any excesses to the scheduled payments being applied as an additional principal payment and any deficits to scheduled payments being deferred. This transaction resulted in a gain for USEB of $16,000, which was recognized in June, 2004.

Notes receivable as of March 31, 2005 consisted of the following:

	Interest Rate	Current Portion	Long-term Portion
Contingent Installment Note Receivable for 1999 Sale of GASCO Interests, Secured by the Interests	9.47%	$ 414	$ 3,868
Fixed Installment Note Receivable for 2001 Sale of GASCO Interests, Secured by the Interests	6.00%	518	567
Contingent Installment Note Receivable for 2001 Sale of GASCO Interests, Secured by the Interests	6.00%	416	4,262
Contingent Notes Receivable for Sale of Barre, MA Project's Gas Collection System and Related Assets, Secured by the Interests	10.00%	10	824
Installment Note Receivable From AIG For Illinois Electric Generation Partners 2, Secured by Ownership Interests	15.00%	208	13,792
Accrued Interest Receivable		1,145	-
Total		**$ 2,711**	**$ 23,313**

In 2001, USEB sold limited partnership interests in three other Gasco entities. The purchaser was AIG. The total purchase price was approximately $12,300 including interest and consisted of a down payment of $1,000 and two long-term notes receivable; one calling for fixed quarterly payments of $145 and the other calling for contingent quarterly payments based on actual gas production. Both bear interest at 6% per annum. Gains of $401, $174 and $145 were recognized on the contingent note in 2004, 2003 and 2002, respectively. Gains for the three month period ended March 31, 2005 were $87. Consistent with accounting principles generally accepted in the United States for this transaction, the remaining deferred gain is $2,611 as of March 31, 2005.

NOTE 13 – NOTES PAYABLE

Notes Payable to Countryside Power Income Fund

On April 8, 2004, CPIF, an unincorporated open-ended, limited purpose trust formed under the laws of the Province of Ontario, Canada acquired the outstanding balance of existing USE loans from John Hancock Life Insurance Companies, ABB Energy Capital and AIG.

Immediately following the acquisition of the loans, CPIF and USEB amended the existing loan agreements to denominate the loans in Canadian currency, to provide an additional loan amount of $23,843 and to provide for a remaining term of 15 years with a balloon payment at the maturity date of $35,100. In addition, certain loan covenants were amended. In connection with the amendment of the loans, USEB paid related costs of $16,994. The amendment established several reserve accounts including a $4,000 improvement reserve with funds to be utilized to expand USEB and a $2,000 debt service reserve. In addition, $8,200 of loan proceeds were deposited into the Illinois Accounts. Immediately upon completion of the transaction, the total amount owed to CPIF by USEB was CAD $107,000 which was equal to U.S. $81,431 based upon the currency exchange rate at the date of closing. The loan is secured by the USEB Operating Assets and bears interest at a rate of 11% per annum.

The loan agreement with CPIF requires USEB to deposit $250 per calendar quarter into the debt reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84 of additional deposits into the debt reserve fund through March 31, 2005. Until an amount is deposited in the reserve equal to $250 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty interest payments or from expending funds to expand its production or capacity.

Due to the requirement in the amended loan documents that payments be made to CPIF in Canadian dollars, USEB has entered into a three-year hedge agreement with Toronto Dominion Bank fixing the US dollar to the Canadian dollar exchange rate at U.S. $0.76 per Canadian dollar through March 31, 2007. According to the terms of the loan agreement with CPIF, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. After the expiration of the hedge agreement, USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement.

USEB's debt obligation as of March 31, 2005 based upon the Canadian dollar to U.S. dollar exchange rate at the end of the reporting period of $1.2096 is:

Notes Payable

Countryside Power Income Fund	$ 87,096

Approximate scheduled principal payments on the Notes Payable to CPIF for the five years beginning on January 1, 2005 based upon the Canadian dollar to U.S. dollar exchange rate at the end of the reporting period of $1.2098 are as follows:

Year	Amount
2005	$ 1,517
2006	1,693
2007	1,889
2008	2,107
2009	2,351

The notes payable to CPIF are senior secured notes utilizing all of USEB's assets as collateral. The terms require that USEB maintain a minimum Fixed Charge Coverage Ratio, as defined in the loan agreements, of 1.10 to 1 in 2004, 1.15 to 1 for 2005 and 1.25 to 1 thereafter. The Fixed Charge Coverage Ratio is calculated based upon operating results for the preceding four fiscal quarters. The Ratio is calculated after deducting deposits made into the Illinois Accounts. Failure to maintain the minimum Fixed Charge Coverage Ratio is a default under the terms of the loan agreement. The Fixed Charge Coverage Ratio for the four fiscal quarters ended March 31, 2005 was 1.19 to 1. The financing matures in April, 2019 with a balloon payment of $35,100 being due and payable on the maturity date.

NOTE 14 - CAPITAL STOCK TRANSACTIONS

USEB is authorized to issue 10,000 shares of Common Stock consisting of Class A shares and Class B shares. The shares of Class A and Class B are identical and vote together on matters on which stockholders are entitled to vote as a single class except that each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to 0.296437937 votes.

The following is a summary of the number of shares outstanding by class:

	Series A	Series B	Total
Balance, March 31, 2005	5,426	4,574	10,000

NOTE 15 - TRANSACTIONS WITH AFFILIATES

USEB is a general partner in alternative energy and equipment finance transactions with related limited partnerships and collects management fees from the partnerships. Management fees earned from such partnership agreements amounted to $95 for the three months ended March 31, 2005.

During prior years, USEB sold 12% of its rights to cash flows from six power generation projects and 9.6% of its rights to cash flows from two additional projects to ZFC Royalty Partners ("ZRP"). These sales of rights are an obligation payable out of cash flows achieved by the projects. The cash flow payments are subordinate to the required debt service for the projects, even though the cash flows are calculated without regard to debt payments. For the three months ended March 31, 2005 royalty expense was $43. Approximately 31% of the amounts payable revert back to USEB and decrease its equity investment.

USEB reimburses its shareholders for a majority of the costs incurred by them for the benefit of USEB. These costs include management and accounting salary and benefit costs, office expenses associated with the accounting services and an allocation of rent expenses. The total reimbursements included in expenses for the three-month period ended March 31, 2005 were $240. Included in this amount was $140 in costs incurred by a shareholder during the period October 2004 through March 2005 which is recorded as Selling, general and administrative – billed from shareholders and $100 in costs for accounting services for the three-month period ended March 31, 2005 which is recorded in Selling, general and administrative expenses.

NOTE 16 – DEFERRED ROYALTY LIABILITY

On April 8, 2004, CPIF acquired a convertible royalty interest from USEB for $6,000. Pursuant to the terms of the Royalty Agreement, CPIF will have the right to receive, on a quarterly basis, the sum of 7% of net distributable cash flow as defined in the Royalty Agreement and 1.8% of USEB's gross revenues, also as defined in the Royalty Agreement. The total royalty payment to be made to CPIF is capped at an amount not to exceed 49% of total distributions made to CPIF and the shareholders of USEB, combined. All distributions must be approved by the Board of Directors of USEB. CPIF has the option, under the terms of the Royalty Agreement, to convert the interest into non-voting common shares of USEB, equal to 49% of the outstanding equity. CPIF can convert at the earlier of the date on which the loan from CPIF is paid in full and/or the 20th anniversary date of the Royalty Agreement, which would be April 8, 2024. The amount of the Royalty is accrued on a quarterly basis and paid upon the approval of distributions by the Board of Directors of USEB.

For the three-month period ended March 31, 2005, USEB accrued $88 for royalty payments. USEB also has accrued but unpaid royalty expenses from 2004 of $158. Payment of this liability, future royalty interest, and distributions to the shareholders of USEB is dependent on sufficient cash flow being generated by USEB to support operations after the distributions.

NOTE 17 – RETIREMENT AND PROFIT SHARING PLAN

USEB has a 401(k) plan and the employees may defer up to 15% of their salaries up to the maximum contribution allowed under the Internal Revenue Code. USEB matches 100% of the first 3% of salary contributed and 50% of the next 2% of salary contributed to the plan. For the three-month period ended March 31, 2005, USEB's total contribution was $15.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

USEB has long-term obligations for an office lease in Bohemia, New York and office equipment financing obligations which expire on various dates. The office lease expires in September, 2005.

These commitments for the next three years are:

Year	Commitments
2005	$ 49
2006	38
2007	2
Total	**$ 89**

NOTE 19 – MAJOR CUSTOMERS

During the three months ended March 31, 2005, seven of USEB's electricity generating projects sold energy to Commonwealth Edison. Revenues from Commonwealth Edison for the three-month period ended March 31, 2005 totaled $2,167 and were equal to approximately 48% of total power generation and gas revenues for the period.

NOTE 20 – SALE OF RENEWABLE ENERGY CREDITS

During 2004, USEB entered into contracts for it's Barre, and Manchester projects for the sale of the Renewable Energy Credits ("RECs") produced by the generation of electricity from landfill gas. One REC is produced when the project sells one megawatt of qualified renewable energy to the utility grid. The contracts do not require USEB to deliver any specified quantities of RECs. Gross proceeds from the sale of the RECs during the three-month period were $105 The REC revenue is in addition to the energy value that is sold under a separate contract. The contracts for Barre and Manchester are three year contracts.

NOTE 21 – UNREALIZED LOSS

Unrealized Loss represents the net loss in market value above the acquisition price for various investments and hedging agreements. The amount for the three-month period ended March 31, 2005 is comprised of $412 of net loss from the investment of the Illinois Accounts (please refer to Note 4) and $89 of loss in the value of the foreign currency swap agreement associated with the CPIF financing (please refer to Note 13) less taxes.

RECEIVED

2006 APR 27 A 11:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

US Energy Biogas Corp.

USEB Operating Assets

Consolidated Financial Statements

For The Period Ended June 30, 2005

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

ASSETS	June 30, 2005 (Unaudited)	December 31, 2004 (As Restated)
Current Assets:		
Cash	$1,363	$1,213
Restricted Cash and Marketable Securities	30,210	29,609
Accounts Receivable (less allowance for doubtful accounts of $46 and $107 in 2005 and 2004, respectively)	4,763	4,795
Installment Sale Partnership Interest and Interest Receivable, Current Portion	1,401	2,493
Inventory	882	882
Due from Affiliates	778	1,094
Prepaid Expenses	988	710
Total Current Assets, Net	40,385	40,796
Property, Plant and Equipment, Net	40,343	41,665
Construction in Progress	198	86
Installment Sale Partnership Interest, less Current Portion	23,114	23,538
Investments	873	599
Debt Issuance Costs, Net of Accumulated Amortization	10,871	11,266
Goodwill	26,618	26,618
Foreign Currency Hedge	1,651	2,414
Deferred Tax Asset	10,983	10,451
Other Assets	192	221
Total Assets	$155,228	$157,654
LIABILITIES		
Current Liabilities:		
Current Portion Long-Term Debt	$1,572	$1,517
Accounts Payable and Accrued Expenses	2,564	3,195
Deferred Revenue Installment Sale Partnership Interest, Current Portion	272	398
Total Current Liabilities	4,408	5,110
Long-Term Debt less Current Portion	83,804	86,297
Deferred Revenue Installment Sale Partnership Interest, less Current Portion	16,624	16,699
Deferred Royalty	5,553	5,686
Illinois Subsidy Liability	29,429	26,346
Total Liabilities	139,818	140,138
Minority Interests	(2,850)	(1,735)

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of U.S. dollars, except share data)

	June 30, 2005 (Unaudited)	December 31,2004 (As Restated)
STOCKHOLDERS' EQUITY		
Common Stock	------	-----
Additional Paid-in Capital	34,994	34,994
Accumulated Deficit	(18,273)	(17,753)
Accumulated Other Comprehensive Income	1,539	2,010
Total Stockholders' Equity	18,260	19,251
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$155,228	$157,654

See notes to consolidated financial statements

US ENERGY BIOGAS CORP
USEB OPERATING ASSETS
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Unaudited)
(in Thousands of U.S. dollars, except Earning per Share)

	FOR THE THREE-MONTH PERIODS ENDED June 30, 2005	FOR THE THREE-MONTH PERIODS ENDED June 30, 2004	FOR THE SIX-MONTH PERIOD ENDED June 30, 2005
Revenues			
Power Generation and Gas Sales	$4,171	$4,352	$8,779
Fees and Royalties	140	185	324
Renewable Energy Credit Sales	91	------	197
Gain on Sale of Interests and Rights	101	138	201
Other Income	11	8	25
Total Revenues	4,514	4,683	9,526
Costs and expenses:			
Operating Expenses	2,168	1,974	4,308
General and Administrative Expenses	354	367	702
General and Administrative Expenses – Billed From Shareholders	------	------	140
Royalty	81	------	212
Total Costs and Expenses	2,603	2,341	5,362
Income From Operations	1,911	2,342	4,164
Interest Income	746	737	1,512
ICC Income (Expense)	261	(397)	249
Foreign Currency Transaction Income	1,307	1,149	1,652
Interest Expense	(2,174)	(2,184)	(4,356)
Depreciation and Amortization	(1,627)	(1,480)	(3,252)
Gain on Sale of Illinois Electrical Generation Partners, II	------	2,000	------
Development Costs Written off	------	(13,470)	------
Minority Interest	(422)	15	(576)
Income (Loss) Before Taxes	2	(11,288)	(607)
Income Tax Benefit (Expense)	(26)	(373)	86
NET LOSS	$(24)	$(11,661)	$(521)
OTHER COMPREHENSIVE INCOME (LOSS):			
Net Income	$(24)	$(11,661)	$(521)
Other Comprehensive Income (Loss)	19	(46)	(471)
Total Comprehensive Loss	$ (5)	$(11,707)	$(992)

See notes to consolidated financial statements

USENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Thousands of U.S. dollars)
(unaudited)

	For the six-month period ended June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$(521)
Adjustments to reconcile Net Income (loss) to Net Cash used in Operating Activities:	
Depreciation	1,797
Amortization	1,457
Deferred Income Taxes	(532)
Foreign Currency Translation Adjustment	763
Minority Interest	(1,117)
Foreign Currency Transaction	(1,771)
Changes In:	
Accounts and Notes Receivable Trade	32
Accounts Payable and Accrued Expenses	(631)
Prepaid Expenses	(278)
Net Cash Used in Operating Activities	(801)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Change in Investments	(385)
Acquisitions of Property and Equipment	(445)
Comprehensive Loss	(471)
Net Cash Used In Investing Activities	(1,301)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Notes Receivable	1,517
Payment of Long-Term Debt	(668)
Deferred Revenues	(202)
Deferred Royalty	(133)
Rate Incentive Liability	2,022
Due from Affiliates	317
Net Cash Provided by Financing Activities	2,853
NET INCREASE IN CASH	751
Cash – beginning of period	30,822
Cash – end of period	$31,573

See notes to consolidated financial statements

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2005
(Amounts in thousands of U.S. dollars, Except Per-Share Data)

NOTE A — BASIS OF PRESENTATION

These financial statements are the financial statements of the USEB Operating Assets. Per the Amendment to Note Purchase Agreement dated as of April 8, 2004 between US Energy Biogas Corp. and certain subsidiaries (the Issuer) and Countryside Canada Power Inc., USEB is required to compile financial statements for the USEB Operating Assets which is defined in the agreement as follows:
"the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries."

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP but do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for a fair presentation have been included. The results for the three and six month periods are not necessarily indicative of results for the full year.

NOTE B — RESTATEMENTS

1. Foreign Currency Transaction

On May 16, 2005 USEB announced that an error had been identified relating to accounting for a foreign currency loan and related hedge arrangement entered into in April 2004 in connection with the CDN $107 million debt arrangement between a majority owned subsidiary, US Energy Biogas Corp. ("USEB") and Countryside Power Income Fund ("CPIF") and its subsidiaries (the "Countryside Debt").

The accounting issue related to the Application of Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, as amended ("SFAS No. 52") and Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS No. 133").

USEB restated its financial statements for the year ended December 31, 2004 and for the interim periods ended June 30, 2004 and September 30, 2004 to reflect the impact of the changes in the current exchange rate for debt service payments beyond the expiration of the hedge arrangement in April 2007, to reflect the outstanding principal amount of the Countryside Debt using the current exchange rate in effect at the end of the applicable period and to record changes in the fair value of the hedge arrangement.

2. Gain Recognition

On August 22, 2005, USEB announced a change in the application of accounting principles relating to the accounting for the payment received for the sale of certain ownership interests in Illinois based generating project entities previously sold to AJG Financial Services, Inc. ("AJG"). On April 8, 2004 AJG made a cash down payment of $2,000 and delivered a $14,000 note payable to a subsidiary of USEB to satisfy AJG's obligation for the purchase of the ownership interests. The note matures in 2024, requires scheduled payments of principal and interest and bears interest at a rate of 15% per annum. Payments on the note are limited to cash distributions from the project entities with any excesses to the scheduled payments being applied as an additional principal payment and any deficits to scheduled principal payments being deferred. Recourse on the note is limited to AJG's ownership interests in the partnership.

The original accounting treatment for the receipt of this payment reflected in USEB's financial statements for the periods ended June 30, 2004 and September 30, 2004, as amended, for the year ended December 31, 2004, as amended and for the quarter ended March 31, 2005, included the recording of a non-recurring gain during the interim period ended June 30, 2004. This gain recorded represented the gain for both the cash and note received.

(Amounts in thousands of U.S. dollars, Except Per-Share Data)

The accounting issues requiring the restatement of this gain relate to the application of Staff Accounting Bulletin No. 30, Accounting for Divestiture of a Subsidiary or Other Business Operation, as amended ("SAB No. 30") and Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business to a Highly Leverage Entity, as amended ("SAB No. 81"; together with SAB No. 30, the "Bulletins"). The issues pertain to the gain associated with the note portion of the compensation received. The accounting Bulletins provide and management determined that since the payments on the note portion of the compensation received are wholly dependent upon the future operations of the assets being sold, any gain associated with the note should be deferred and not recognized until such time as actual principal payments are received on the note.

To comply with the Bulletins, USEB will be restating its financial statements for the year ended December 31, 2004 and for the interim periods ended June 30, 2004 and September 30, 2004 and for the quarter ending March 31, 2005 to eliminate $14,000 of the non-recurring gain, the amount of the gain that was related to the note. Future principal payments received on the note will be recorded as gains for financial statement purposes. These changes will have no effect on the cash flows of USEB.

The following tables isolate each of the restated amounts described in Notes B(1) and B(2)in USEB's Consolidated Balance Sheet as of December 31, 2004 and Statement of Operations and Other Comprehensive Income for the three months ended June 30, 2004:

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004	AFTER FOREIGN CURRENCY TRANSACTION AND GAIN RECOGNITION RESTATEMENT	AFTER FOREIGN CURRENCY TRANSACTION RESTATEMENT	AS ORIGINALLY REPORTED
Foreign Currency Hedge	$ 2,414	$ 2,414	$ 1,207
Deferred Tax Asset	$ 10,451	$ 10,451	$ 8,093
Total Assets	$ 157,654	$157,492	$ 154,089
Deferred Revenue	$ 17,097	$ 3,097	$ 3,097
Long-Term Debt	$ 87,814	$ 87,814	$ 80,521
Accumulated Deficit	$(17,753)	$ (6,209)	$ (1,991)
Accumulated Other Comprehensive Income	$ 2,010	$ 2,010	$ 1,682
Total Liabilities and Stockholder Equity	$ 157,654	$157,492	$ 154,089

STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2004	AFTER FOREIGN CURRENCY TRANSACTION AND GAIN RECOGNITION RESTATEMENT	AS ORIGINALLY REPORTED
Foreign Currency Transaction Income	$ 1,148	$ -------
Gain on Sale of Subsidiary	$ 2,000	$16,000
Income Tax Benefit (Expense)	$ (373)	$ 86
Net Income (Loss)	$(11,661)	$ 1,650

(Amounts in thousands of U.S. dollars, Except Per-Share Data)

SIGNIFICANT ACCOUNTING POLICIES FOLLOWED IN THE PREPARATION OF THE FINANCIAL STATEMENTS ARE AS FOLLOWS:

NOTE C— BASIS OF REPORTING

These statements have been compiled in accordance with US GAAP. Investments in joint ventures are accounted for under the equity method. Investments in partnerships, in which our ownership does not exceed 1%, are not consolidated and carried at cost. All inter-company accounts and transactions have been eliminated in the consolidation.

NOTE D — REVENUE RECOGNITION

Revenues are recognized upon delivery of energy or service.

NOTE E — FOREIGN CURRENCY

The functional currency for our foreign debt obligations is the local currency. For these foreign obligations, we translate income statement amounts at average exchange rates for the period, and we translate the debt obligations at the end-of-period exchange rates. We report any translation adjustments on inter-company foreign currency transactions of a long-term nature in Other Comprehensive Income. Foreign currency transaction gains or losses are recognized in the period incurred and are included in Other Income (Loss) in the consolidated statement of operations.

NOTE F — INVESTMENTS IN DERIVATIVES

USEB holds derivative financial instruments for the sole purpose of hedging the risks relating to changes in foreign currency exchange rates, the variability of which impacts future earnings and cash flows. USEB documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of our foreign currency cash flow hedge derivatives are recorded each period in other comprehensive income.

NOTE G — RESTRICTED CASH AND MARKETABLE SECURITIES

USEB's financing arrangements with CPIF established various reserve accounts, which are also collateral for the financing. These accounts include the Illinois Subsidy Liability Reserve Accounts, a debt service reserve account and an improvement reserve account. The funds held in the improvement reserve account can be utilized to fund capital expenditures. The funds in the Illinois Subsidy Liability Reserve Account (the "Illinois Accounts") are to be utilized to retire the Illinois subsidy liability as it becomes due.

Restricted cash and marketable securities were as follows:

	June 30, 2005	December 31, 2004
Illinois Subsidy Liability Reserve Accounts	$24,638	$23,438
Improvement Reserve	3,327	4,022
Debt Service Reserve	2,107	2,011
Project Contract Reserve	138	138
	$30,210	$29,609

Included in the Illinois Subsidy Liability Reserve Accounts at June 30, 2005 is $22,638 that is managed by a professional investment

(Amounts in thousands of U.S. dollars, Except Per-Share Data)

manager under investment allocation parameters established by USEB. The amounts managed by the professional manager, as of June 30, 2005, included $13,798 invested in equity fund accounts, $7,552 invested in debt accounts, and $1,288 being held in cash or cash equivalent accounts. The original cost basis of the investments, which have been invested since July 2004, is $21,026.

NOTE H – ILLINOIS RETAIL RATE PROGRAM

USEB has 10 operating projects in Illinois, which are receiving a subsidy for each kilowatt hour ("kwh") of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted, for a ten year period, with each project to purchase electricity for an amount that exceeds the utility's Avoided Cost (what it would otherwise pay for the generation of electricity). The excess paid above avoided cost is the subsidy. The utility then receives a tax credit from the State of Illinois ("Illinois") equal to the amount of that excess. Each project is obligated to begin to repay the subsidy to Illinois after the project has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than 10 years from the date the project commenced commercial operations. All subsidy liabilities must be fully repaid to Illinois (without interest) by the end of the actual useful life of the project but no later than 20 years from the date the project commenced commercial operations.

This subsidy is accounted for reporting purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the 10-year period until repayment begins. The amount of power generation revenue recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the consolidated balance sheet as Illinois Subsidy Liability.

USEB is required by CPIF to deposit funds into the Illinois Subsidy Liability Reserve Accounts for repayment of the Illinois subsidy liability. The Illinois Accounts are classified as restricted cash and marketable securities. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations or assets.

Following is a summary of significant dates pertaining to a project's participation in the Illinois Retail Rate Program.

Project	Commencement of Commercial Operations	Expiration of Illinois Retail Rate Program	Estimated Commencement of Repayment of Subsidy Liability(1)
Countryside	April, 2001	April, 2011	May, 2011
Dolton	May, 1998	May, 2008	June, 2008
Dixon Lee	July, 1999	July, 2009	August, 2009
Morris	December, 2000	December, 2010	January, 2011
Roxanna	November, 1999	November, 2009	December, 2009
Upper Rock	April, 2000	April, 2010	May, 2010
122nd Street	July, 1998	July, 2008	August, 2008
Brickyard	September, 1999	September, 2009	October, 2009
Streator	January, 2000	January, 2010	February, 2010
Willow Ranch	January, 1998	January, 2009	February, 2009

(1) The estimated commencement of the repayment of the liability is based upon management's assumptions. One year before a project's eligibility for participation in the program terminates, a proposed repayment schedule must be presented to the Illinois Commerce Commission for their approval. Until any repayment schedule is approved by the Illinois Commerce Commission, it will continue to be an estimated schedule.

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of USEB. The amount held in the Illinois Accounts as of June 30 2005 was $24,638. The amount of the subsidy liability owed to Illinois as of

(Amounts in thousands of U.S. dollars, Except Per-Share Data)

June 30, 2005 was $53,620. It is anticipated that repayments of the incentive will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary date of the commencement of commercial operations of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

In the past, the annual reconciliation of estimated rates to actual rates has resulted in both increases and decreases in retroactive revenue. USEB cannot predict whether any changes in future rates will result in increases or decreases in revenues from the Illinois projects. For the six month period ended June 30, 2005, USEB received approximately 27% of its revenues from the subsidy paid under the Illinois Retail Rate Program.

From time to time during the past few years including 2004 and 2005, proposed changes to or the elimination of the Illinois Retail Rate Program have been introduced in the Illinois legislature. While legislation has not been adopted, the adoption of legislation or the implementation of rules that would reduce or eliminate the benefits received by USEB under this program would have a material adverse effect on USEB.

NOTE I — TRANSACTIONS WITH AFFILIATES

USEB is a general partner in alternative energy and equipment finance transactions with related unconsolidated limited partnerships and collects management fees from the partnerships. Fees earned from such general partner undertakings amount to $246 for the six months ended June 30, 2005 and $327 for the six months ended June 30, 2004

USEB reimburses its shareholders for a majority of the costs incurred by them for the benefit of USEB. These costs include management and accounting salary and benefit costs, office expenses associated with the accounting services and an allocation of rent expenses. The total reimbursements for the six month period ended June 30, 2005 and 2004 were $155 and $196, respectively.

NOTE J — FOREIGN CURRENCY TRANSACTIONS

USEB's debt obligation to CPIF requires that debt service payments be made in Canadian dollars. USEB has entered into a cash flow foreign currency hedge agreement with financial institutions fixing the Canadian dollar to US dollar exchange rate at $1.331 Canadian dollar per US dollar. This hedge agreement, in an amount equal to the debt service payments, expires on March 31, 2007. Subsequent to the expiration of the hedge agreement, USEB's debt service payments to the Countryside Fund are subject to fluctuations in the currency exchange rate.

As required by SFAS No. 52 and SFAS No. 133, USEB has adjusted the outstanding principal on the debt owed to CPIF to reflect the currency exchange rate as of the end of the financial reporting period. The gain or loss resulting from the adjustment of the outstanding principal from that recorded in the previous reporting periods is recorded as Foreign Currency Transaction Income (Loss).

Following is a summary of the Foreign Currency Transaction account as of June 30, 2005 (the exchange rates are Canadian dollars per one US dollar and are stated whole dollars, all other amounts are in $000's):

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Currency Exchange Rate at Loan Origination, April 8, 2004	$1.3140	$1.3140
Currency Exchange Rate at December 31, 2004	$1.2047	$1.2047
Currency Exchange Rate as of March 31, 2005	$1.2096	$1.2096
Currency Exchange Rate as of June 30, 2005	$1.2287	$1.2287
Cumulative Translation Adjustments Beginning Of Reporting Period	$ 6,643	$ 6,988
Cumulative Translation Adjustments End Of Reporting Period	$ 5,336	$ 5,336
Aggregate Adjustment for the Current Reporting Period Income/(Expense)	$ 1,307	$ 1,652
Deferred Income Taxes Allocated To Adjustment in the Reporting Period	$ 497	$ 525

NOTE K – OTHER COMPREHENSIVE INCOME/(LOSS)

The other Comprehensive loss for the six months ended June 30, 2005 of $471 is comprised of $162 of unrealized losses on available for sale marketable securities and $309 in losses associated with foreign currency exchange rates.

THE FOLLOWING FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAVE BEEN PREPARED BY THE MANAGEMENT OF U.S. ENERGY BIOGAS COPR. AND ARE BEING FILED BY COUNTRYSIDE POWER INCOME FUND (the "FUND") WITH CANADIAN SECURITIES REGULATORS FOR INFORMATIONAL PURPOSES ONLY, PURSUANT TO AN UNDERTAKING BY THE FUND TO THE ONTARIO SECURITIES COMMISSION.

US Energy Biogas Corp.

USEB Operating Assets

Q3 2005 Financial Statements and
U.S. Energy Biogas Corp.'s Management's Discussion and Analysis of
Financial Condition and Results of Operations

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2005
CONTENTS

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands of U.S. dollars)

ASSETS	September 30, 2005 (Unaudited)	December 31, 2004 (As Restated)
Current Assets:		
Cash	$ 1,235	$ 1,213
Restricted Cash and Marketable Securities	31,380	29,609
Accounts Receivable (less allowance for doubtful accounts of $46 and $107 in 2005 and 2004, respectively)	4,995	4,795
Installment Sale Partnership Interest and Interest Receivable, Current Portion	1,748	2,493
Inventory	882	882
Due from Affiliates	757	1,094
Prepaid Expenses	1,398	710
Total Current Assets, Net	42,395	40,796
Property, Plant and Equipment, Net	39,650	41,665
Construction in Progress	87	86
Installment Sale Partnership Interest, less Current Portion	22,169	23,538
Investments	890	599
Debt Issuance Costs, Net of Accumulated Amortization	10,673	11,266
Goodwill	26,618	26,618
Foreign Currency Hedge	2,278	2,414
Deferred Tax Asset	13,038	10,451
Other Assets	290	221
Total Assets	$158,088	$157,654
LIABILITIES		
Current Liabilities:		
Current Portion Long-Term Debt	$1,572	$1,517
Accounts Payable and Accrued Expenses	3,055	3,195
Deferred Revenue Installment Sale Partnership Interest, Current Portion	272	398
Total Current Liabilities	4,899	5,110
Long-Term Debt less Current Portion	87,592	86,297
Deferred Revenue Installment Sale Partnership Interest, less Current Portion	16,354	16,699
Deferred Royalty	5,494	5,686
Illinois Subsidy Liability	30,605	26,346
Total Liabilities	144,944	140,138
Minority Interests	(3,208)	(1,735)

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Unaudited)

(In thousands of U.S. dollars)

	September 30, 2005 (Unaudited)	December 31, 2004 (As Restated)
STOCKHOLDERS' EQUITY		
Common Stock	------	-----
Additional Paid-in Capital	34,994	34,994
Accumulated Deficit	(20,874)	(17,753)
Accumulated Other Comprehensive Income	2,232	2,010
Total Stockholders' Equity	16,352	19,251
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$158,088	$157,654

See notes to consolidated financial statements

US ENERGY BIOGAS CORP
USEB OPERATING ASSETS
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Unaudited)
(in thousands of U.S. dollars)

	FOR THE THREE-MONTH PERIOD ENDED		FOR THE NINE- MONTH PERIOD ENDED	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Revenues				
Power Generation and Gas Sales	$4,357	$4,709	$13,136	$13,549
Fees and Royalties	155	552	479	880
Renewable Energy Credit Sales	77	266	274	266
Gain on Sale of Interests and Rights	38	86	205	376
Gain on AJG Note	266	2,729	266	----
Other Income	17	13	43	4,673
Total Revenues	4,910	8,355	14,403	19,744
Costs and expenses:				
Operating Expenses	2,045	2,285	6,351	6,281
General and Administrative Expenses	278	136	1,120	1,112
General and Administrative Expenses – Billed From Shareholders	----	----	----	298
Royalty	113	250	325	404
Total Costs and Expenses	2,436	2,671	7,796	8,095
Income From Operations	2,474	5,684	6,607	11,649
Interest Income	761	760	2,273	1,840
ICC Income (Expense)	306	(44)	556	(44)
Foreign Currency Transaction Expense	(4,039)	(4,346)	(2,387)	(3,197)
Interest Expense	(2,164)	(1,997)	(6,521)	(5,813)
Depreciation and Amortization	(1,625)	(1,629)	(4,879)	(4,480)
Development Costs Written off	----	46	----	(13,193)
Minority Interest Benefit (Expense)	(570)	314	(1,145)	(70)
Loss Before Taxes	(4,857)	(1,212)	(5,496)	(13,308)
Income Tax Benefit	2,277	467	2,375	1,255
NET LOSS	$(2,580)	$(745)	$(3,121)	$(12,053)
OTHER COMPREHENSIVE LOSS:				
Net Loss	$(2,580)	$(745)	$(3,121)	$(12,053)
Other Comprehensive Income (Loss)	693	(107)	222	420
Total Comprehensive Loss	$ (1,887)	$(852)	$(2,899)	$(11,633)

See notes to consolidated financial statements

USENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of U.S. dollars)

	For the nine month period ended September 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$(3,121)
Adjustments to reconcile Net Loss to Net Cash used in Operating Activities:	
Depreciation	2,693
Amortization ...	2,186
Deferred Income Taxes	(2,587)
Foreign Currency Hedge	136
Minority Interest	(1,473)
Foreign Currency Transaction	2,365
Changes In:	
Accounts and Notes Receivable Trade	(200)
Accounts Payable and Accrued Expenses	(140)
Prepaid Expenses	(688)
Net Cash Used in Operating Activities	(829)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Change in Investments	(317)
Acquisitions of Property and Equipment	(722)
Comprehensive Loss	222
Net Cash Used In Investing Activities	(817)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Notes Receivable	2,114
Payment of Long-Term Debt	(1,016)
Deferred Revenues	(471)
Deferred Royalty	(192)
Rate Incentive Liability	2,667
Due from Affiliates	337
Net Cash Provided by Financing Activities	3,439
NET INCREASE IN CASH	1,793
Cash – beginning of period	30,822
Cash – end of period	$32,615

See notes to consolidated financial statements

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005
(Unaudited)
(Amounts in thousands of U.S. dollars)

NOTE A — BASIS OF PRESENTATION

These financial statements are the financial statements of the USEB Operating Assets. Per the Amendment to Note Purchase Agreement dated as of April 8, 2004 between US Energy Biogas Corp. and certain subsidiaries (the Issuer) and Countryside Canada Power Inc., USEB is required to compile financial statements for the USEB Operating Assets which is defined in the agreement as follows:

"the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries."

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP but do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for a fair presentation have been included. The results for the three and nine month periods are not necessarily indicative of results for the full year.

NOTE B — RESTATEMENTS

1. Foreign Currency Transaction

On May 16, 2005 USEB announced that an error had been identified relating to accounting for a foreign currency loan and related hedge arrangement entered into in April 2004 in connection with the CDN $107 million debt arrangement between a majority owned subsidiary, US Energy Biogas Corp. ("USEB") and Countryside Power Income Fund ("CPIF") and its subsidiaries (the "Countryside Debt").

The accounting issue related to the Application of Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, as amended ("SFAS No. 52") and Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS No. 133").

USEB restated its financial statements for the year ended December 31, 2004 and for the interim periods ended June 30, 2004 and September 30, 2004 to reflect the impact of the changes in the current exchange rate for debt service payments beyond the expiration of the hedge arrangement in April 2007, to reflect the outstanding principal amount of the Countryside Debt using the current exchange rate in effect at the end of the applicable period and to record changes in the fair value of the hedge arrangement.

2. Gain Recognition

On August 22, 2005, USEB announced a change in the application of accounting principles relating to the accounting for the payment received for the sale of certain ownership interests in Illinois based generating project entities previously sold to AJG Financial Services, Inc. ("AJG"). On April 8, 2004 AJG made a cash down payment of $2,000 and delivered a $14,000 note payable to a subsidiary of USEB to satisfy AJG's obligation for the purchase of the ownership interests. The note matures in 2024, requires scheduled payments of principal and interest and bears interest at a rate of 15% per annum. Payments on the note are limited to cash distributions from the project entities with any excesses to the scheduled payments being applied as an additional principal payment and any deficits to scheduled principal payments being deferred. Recourse on the note is limited to AJG's ownership interests in the partnership.

The original accounting treatment for the receipt of this payment reflected in USEB's financial statements for the periods ended June 30, 2004 and September 30, 2004, as amended, for the year ended December 31, 2004, as amended and for the quarter ended March

(Amounts in thousands of U.S. dollars)

31, 2005, included the recording of a non-recurring gain during the interim period ended June 30, 2004. This gain recorded represented the gain for both the cash and note received.

The accounting issues requiring the restatement of this gain relate to the application of Staff Accounting Bulletin No. 30, Accounting for Divestiture of a Subsidiary or Other Business Operation, as amended ("SAB No. 30") and Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business to a Highly Leveraged Entity, as amended ("SAB No. 81"; together with SAB No. 30, the "Bulletins"). The issues pertain to the gain associated with the note portion of the compensation received. The accounting Bulletins provide and management determined that since the payments on the note portion of the compensation received are wholly dependent upon the future operations of the assets being sold, any gain associated with the note should be deferred and not recognized until such time as actual principal payments are received on the note.

To comply with the Bulletins, USEB has restated its financial statements for the year ended December 31, 2004 and for the interim periods ended June 30, 2004 and September 30, 2004 and for the quarter ending March 31, 2005 to eliminate $14,000 of the non-recurring gain, the amount of the gain that was related to the note. Future principal payments received on the note will be recorded as gains for financial statement purposes. These changes will have no effect on the cash flows of USEB.

The following tables isolate each of the restated amounts described in Notes B(1) and B(2)in USEB's Consolidated Balance Sheet as of December 31, 2004 and Statement of Operations and Other Comprehensive Income (Loss) for the nine months ended September 30, 2004:

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004	AFTER FOREIGN CURRENCY TRANSACTION AND GAIN RECOGNITION RESTATEMENT	AFTER FOREIGN CURRENCY TRANSACTION RESTATEMENT	AS ORIGINALLY REPORTED
Foreign Currency Hedge	$ 2,414	$ 2,414	$ 1,207
Deferred Tax Asset	$ 10,451	$ 10,451	$ 8,093
Total Assets	$ 157,654	$157,492	$154,089
Deferred Revenue	$ 17,097	$ 3,097	$ 3,097
Long-Term Debt	$ 87,814	$ 87,814	$ 80,521
Accumulated Deficit	$(17,753)	$ (6,209)	$ (1,991)
Accumulated Other Comprehensive Income	$ 2,010	$ 2,010	$ 1,682
Total Liabilities and Stockholder Equity	$ 157,654	$157,492	$ 154,089

STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004	AFTER FOREIGN CURRENCY TRANSACTION AND GAIN RECOGNITION RESTATEMENT	AS ORIGINALLY REPORTED
Foreign Currency Transaction Loss	$ (3,197)	$ ----
Gain on Sale of Subsidiary	$ 2,000	$ 16,000
Income Tax Expense	$ (1,255)	$ (1,275)
Net Income (Loss)	$(12,053)	$ 1,932

(Amounts in thousands of U.S. dollars)

SIGNIFICANT ACCOUNTING POLICIES FOLLOWED IN THE PREPARATION OF THE FINANCIAL STATEMENTS ARE AS FOLLOWS:

NOTE C— BASIS OF REPORTING

These statements have been compiled in accordance with US GAAP. Investments in joint ventures are accounted for under the equity method. Investments in partnerships, in which our ownership does not exceed 1%, are not consolidated and carried at cost. All inter-company accounts and transactions have been eliminated in the consolidation.

NOTE D — REVENUE RECOGNITION

Revenues are recognized upon delivery of energy or service.

NOTE E — FOREIGN CURRENCY

The functional currency for our foreign debt obligations is the local currency. For these foreign obligations, we translate income statement amounts at average exchange rates for the period, and we translate the debt obligations at the end-of-period exchange rates. We report any translation adjustments on inter-company foreign currency transactions of a long-term nature in Other Comprehensive Income (Loss). Foreign currency transaction gains or losses are recognized in the period incurred and are included in Other Income (Loss) in the consolidated statement of operations.

NOTE F — INVESTMENTS IN DERIVATIVES

USEB holds derivative financial instruments for the sole purpose of hedging the risks relating to changes in foreign currency exchange rates, the variability of which impacts future earnings and cash flows. USEB documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of our foreign currency cash flow hedge derivatives are recorded each period in other comprehensive income (loss).

NOTE G — RESTRICTED CASH AND MARKETABLE SECURITIES

USEB's financing arrangements with CPIF established various reserve accounts, which are also collateral for the financing. These accounts include the Illinois Subsidy Liability Reserve Accounts, a debt service reserve account and an improvement reserve account. The funds held in the improvement reserve account can be utilized to fund capital expenditures. The funds in the Illinois Subsidy Liability Reserve Account (the "Illinois Accounts") are to be utilized to retire the Illinois subsidy liability as it becomes due.

Restricted cash and marketable securities were as follows:

	September 30, 2005	December 31, 2004
Illinois Subsidy Liability Reserve Accounts	$25,805	$23,438
Improvement Reserve	3,342	4,022
Debt Service Reserve	2,095	2,011
Project Contract Reserve	138	138
	$31,380	$29,609

(Amounts in thousands of U.S. dollars)

Included in the Illinois Subsidy Liability Reserve Accounts at September 30, 2005 is $23,798 that is managed by a professional investment manager under investment allocation parameters established by USEB. The amounts managed by the professional manager, as of September 30, 2005, included $14,728 invested in equity fund accounts, $7,551 invested in debt accounts, and $1,519 being held in cash or cash equivalent accounts. The original cost basis of the investments, which have been invested since July 2004, is $20,784.

NOTE H – ILLINOIS RETAIL RATE PROGRAM

USEB has 10 operating projects in Illinois, which are receiving a subsidy for each kilowatt hour ("kwh") of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted, for a ten year period, with each project to purchase electricity for an amount that exceeds the utility's Avoided Cost (what it would otherwise pay for the generation of electricity). The excess paid above avoided cost is the subsidy. The utility then receives a tax credit from the State of Illinois ("Illinois") equal to the amount of that excess. Each project is obligated to begin to repay the subsidy to Illinois after the project has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than 10 years from the date the project commenced commercial operations. All subsidy liabilities must be fully repaid to Illinois (without interest) by the end of the actual useful life of the project but no later than 20 years from the date the project commenced commercial operations.

This subsidy is accounted for reporting purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the 10-year period until repayment begins. The amount of power generation revenue recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the consolidated balance sheet as Illinois Subsidy Liability.

USEB is required by CPIF to deposit funds into the Illinois Subsidy Liability Reserve Accounts for repayment of the Illinois subsidy liability. The Illinois Accounts are classified as restricted cash and marketable securities. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations or assets.

Following is a summary of significant dates pertaining to a project's participation in the Illinois Retail Rate Program.

Project	Commencement of Commercial Operations	Expiration of Illinois Retail Rate Program	Estimated Commencement of Repayment of Subsidy Liability(1)
Countryside	April, 2001	April, 2011	May, 2011
Dolton	May, 1998	May, 2008	June, 2008
Dixon Lee	July, 1999	July, 2009	August, 2009
Morris	December, 2000	December, 2010	January, 2011
Roxanna	November, 1999	November, 2009	December, 2009
Upper Rock	April, 2000	April, 2010	May, 2010
122nd Street	July, 1998	July, 2008	August, 2008
Brickyard	September, 1999	September, 2009	October, 2009
Streator	January, 2000	January, 2010	February, 2010
Willow Ranch	January, 1998	January, 2009	February, 2009

(1) The estimated commencement of the repayment of the liability is based upon management's assumptions. One year before a project's eligibility for participation in the program terminates, a proposed repayment schedule must be presented to the Illinois Commerce Commission for their approval. Until any repayment schedule is approved by the Illinois Commerce Commission, it will continue to be an estimated schedule.

(Amounts in thousands of U.S. dollars)

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of USEB. The amount held in the Illinois Accounts as of September 30 2005 was $25,805. The amount of the subsidy liability owed to Illinois as of September 30, 2005 was $55,084. It is anticipated that repayments of the incentive will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary date of the commencement of commercial operations of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

In the past, the annual reconciliation of estimated rates to actual rates has resulted in both increases and decreases in retroactive revenue. USEB cannot predict whether any changes in future rates will result in increases or decreases in revenues from the Illinois projects. For the nine month period ended September 30, 2005, USEB received approximately 25% of its revenues from the subsidy paid under the Illinois Retail Rate Program.

From time to time during the past few years including 2004 and 2005, proposed changes to or the elimination of the Illinois Retail Rate Program have been introduced in the Illinois legislature. While legislation has not been adopted, the adoption of legislation or the implementation of rules that would reduce or eliminate the benefits received by USEB under this program would have a material adverse effect on USEB.

NOTE I — TRANSACTIONS WITH AFFILIATES

USEB is a general partner in alternative energy and equipment finance transactions with related unconsolidated limited partnerships and collects management fees from the partnerships. Fees earned from such general partner undertakings amount to $287 for the nine months ended September 30, 2005 and $565 for the nine months ended September 30, 2004.

USEB reimburses its shareholders for a majority of the costs incurred by them for the benefit of USEB. These costs include management and accounting salary and benefit costs, office expenses associated with the accounting services and an allocation of rent expenses. The total reimbursements for the nine month period ended September 30, 2005 and 2004 were $245 and $318, respectively.

NOTE J — FOREIGN CURRENCY TRANSACTIONS

USEB's debt obligation to CPIF requires that debt service payments be made in Canadian dollars. USEB has entered into a cash flow foreign currency hedge agreement with financial institutions fixing the Canadian dollar to US dollar exchange rate at $1.331 Canadian dollar per US dollar. This hedge agreement, in an amount equal to the debt service payments, expires on March 31, 2007. Subsequent to the expiration of the hedge agreement, USEB's debt service payments to the Countryside Fund are subject to fluctuations in the currency exchange rate.

As required by SFAS No. 52 and SFAS No. 133, USEB has adjusted the outstanding principal on the debt owed to CPIF to reflect the currency exchange rate as of the end of the financial reporting period. The gain or loss resulting from the adjustment of the outstanding principal from that recorded in the previous reporting periods is recorded as Foreign Currency Transaction Income (Loss).

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005
(Amounts in thousands of U.S. dollars)

Following is a summary of the Foreign Currency Transaction account as of September 30, 2005 (the exchange rates are Canadian dollars per one US dollar and are stated whole dollars, all other amounts are in $000's):

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Currency Exchange Rate at Loan Origination, April 8, 2004	$1.3140	$1.3140
Currency Exchange Rate at December 31, 2004	$1.2047	$1.2047
Currency Exchange Rate as of June 30, 2005	$1.2287	$1.2287
Currency Exchange Rate as of September 30, 2005	$1.1713	$1.1713
Cumulative Translation Adjustments Beginning Of Reporting Period	$ 5,336	$ 5,336
Cumulative Translation Adjustments End Of Reporting Period	$ 9,375	$ 9,375
Aggregate Adjustment for the Current Reporting Period Income/(Expense)	$ 4,039	$ 2,387
Deferred Income Taxes Allocated To Adjustment in the Reporting Period	$ 1,038	$ 1,046

NOTE K – OTHER COMPREHENSIVE INCOME/(LOSS)

The other Comprehensive loss for the nine months ended September 30, 2005 of $222 is comprised of $239 of unrealized losses on available for sale marketable securities offset by $17 in gains associated with foreign currency exchange rates.

Management's Discussion and Analysis

(For the nine and three month periods ended December 31, 2004; in thousands of U.S. dollars, unless otherwise stated.)

The consolidated financial statements presented represent the statement of operations, balance sheet and statement of cash flows for the USEB Operating Assets. The USEB Operating Assets consist of the assets, liabilities and capitalization of U.S. Energy Biogas Corp. and its predecessor company and their subsidiaries (USEB) excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp., Zapco Equipment Corp.

Management's discussion and analysis ("MD&A") of the consolidated financial statements for USEB Operating Assets should be read in conjunction with the audited financial statements and notes thereto prepared as of December 31, 2004 for the nine-month period then ended.

CHANGES IN FINANCING AGREEMENTS

Countryside Power Income Fund

On April 8, 2004, Countryside Power Income Fund (CPIF), an unincorporated open-ended, limited purpose trust formed under the laws of the Province of Ontario, Canada, acquired the outstanding balance of existing USEB debt from John Hancock Life Insurance Companies, ABB Energy Capital and AJG Financial Services, Inc. (AJG).

Immediately following the acquisition of the loans, CPIF and USEB amended the existing loan agreements to denominate the loans in Canadian currency, to provide an additional loan amount of $23,843 and to provide for a remaining term of 15 years with a balloon payment at the maturity date of $35,100. In addition, certain loan covenants were amended. In connection with the amendment of the loans, USEB paid related costs of $16,994. The amendment established several reserve accounts including a $4,000 improvement reserve with funds to be utilized to expand USEB and a $2,000 debt service reserve. In addition, $8,200 of loan proceeds were deposited into the Illinois Subsidy Reserve Accounts (the "Illinois Accounts"). Immediately upon completion of the transaction, the total amount owed to CPIF by USEB was CAD $107,000 which was equal to U.S. $81,431 based upon the currency exchange rate as of the date of closing. The loan is secured by the USEB Operating Assets and bears interest at a rate of 11% per annum.

The loan agreement with CPIF requires USEB to deposit $250 per quarter into the debt reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84 of additional deposits into the debt reserve fund during 2004. Until an amount is deposited into the reserve equal to $250 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty interest payments or from expending funds to expand its production or capacity.

Due to the requirement in the amended loan documents that payments be made to CPIF in Canadian dollars, USEB has entered into a three-year hedge agreement with Toronto Dominion Bank fixing the U.S. dollar to the Canadian dollar exchange rate at U.S. $0.76 per Canadian dollar through March 31, 2007. According to the terms of the loan agreement with CPIF, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. After the expiration of the hedge agreement, USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement. (Refer to Note 9 of the consolidated financial statements.)

Concurrent with their acquisition of the existing loans, CPIF acquired a convertible royalty interest in USEB for $6,000. Pursuant to the terms of the Royalty Agreement, CPIF will have the right to receive, on a quarterly basis, the sum of 7% of net distributable cash flow as defined in the Royalty Agreement and 1.8% of USEB's gross revenues, also as defined in the Royalty Agreement. The total royalty payment to be made to CPIF is capped at an amount not to exceed 49% of total distributions made to CPIF and the shareholders of USEB combined. All distributions must be approved by the Board of Directors of USEB. CPIF has the option, under the terms of the Royalty Agreement, to convert its interest into non-voting common shares of USEB equal to 49% of the outstanding equity. CPIF can convert at the earlier of the date on which the loan from CPIF is paid in full or the 20th anniversary date of the Royalty Agreement, which is April 8, 2024. The amount of the Royalty is accrued on a quarterly basis and paid upon the approval of distributions by the Board of Directors of USEB. (Refer to Note 12 of the consolidated financial statements.)

For the quarters ended June 30, and September 30, USEB accrued $156 and $158, respectively, for royalty payments. Due primarily to the decrease in rates paid under the Illinois Retail Rate Program discussed in Note 4 to the consolidated financial statements, there was no royalty payment due or accrued for in the quarter ended December 31, 2004. Only the June 30 royalty interest has been paid and USEB has recorded a current liability of $158 for royalty interest for the third quarter of 2004. Payment of this liability, future royalty interest, and distributions to the shareholders of USEB, is dependent on sufficient cash flow being generated by USEB to support operations after the distributions .

Acquisition of Subordinated Debt

On September 30, 2004, USEB purchased the subordinated note owed by USEB to AJG. The outstanding principal amount of $5,729 plus outstanding accrued interest was purchased for $3,000. Funds for the acquisition were provided by equity contributions to USEB from the USEB shareholders. The purchase resulted in a gain of $2,729. This gain represents the amount of the acquisition price below the notes' face value.

Sale of Ownership Interests

On April 8, 2004, AJG made a cash down payment of $2,000 and executed a $14,000 note payable to a subsidiary of USEB to satisfy its obligation to pay for certain ownership interests in the Illinois based generating project entities it had previously acquired. The note matures in April, 2024, requires scheduled payments of principal and interest, and bears interest at a rate of 15% per annum. Payments on the note are limited to cash distributed from the project entities with any deficits to the scheduled payments being deferred and any excess being applied as additional principal payments. The completion of this transaction resulted in a gain for USEB of $16,000 which was recognized in June, 2004. (Refer to Note 8 of the consolidated financial statements.)

OPERATING RESULTS

Financial Results for the Three and Nine-Month Periods Ended December 31, 2004

USEB's comprehensive income for the three-month period and nine-month period ended December 31, 2004 was $1,599 and $5,076, respectively. A summary of the revenues and expenses for the periods is as follows:

	Three Months Ended Decmber 31, 2004	*Nine Months Ended Decmber 31, 2004*
Revenues	$ 5,641	$ 35,743
Operating and Administrative expenses	3,343	8,289
Income Before Interest, Tax, Depreciation and Amortization	2,298	27,454
Interest, Taxes, Depreciation & Other Expenses	3,259	24,831
Unrealized Gain, Net of Taxes	1,628	1,521
Net Comprehensive Income	$ 667	$ 4,144

Revenues

	Three Months Ended December 31, 2004	*Nine Months Ended December 31, 2004*
Power Generation Revenues	$ 3,920	$ 13,173
Renewable Energy Credit Sale	143	409
Interest Income	1,124	2,576
Other Revenue	454	856
Non Recurring Revenues	0	18,729
Total Revenues	$ 5,641	$ 35,743

Total revenues for USEB for the three-month and nine-month periods ended December 31, 2004 were $5,641 and $35,743. Revenues for the nine-month period ended December 31, 2004 included non-recurring gains of $16,000 pertaining to AJG's payment for a 50% ownership interest in certain of the Illinois-based USEB projects (see Note 18 of the consolidated financial statements) and $2,729 resulting from the acquisition by USEB of subordinated debt at a discount to par value. (Refer to Note 9 of the consolidated financial statements.) Total recurring revenues for the periods were $5,641 for the three-month period and $17,014 for the nine-month period ended December 31, 2004.

Power generation and gas sales revenues for the three and nine-month periods ending December 31, 2004 were $3,920 and $13,173, respectively. Revenues for the three-month period decreased by $981 from the $4,901 reported for the three-month period ended September 30, 2004. The decrease was primarily the result of a decrease in the amount of subsidy received for three of the Illinois projects; Morris, Dixon Lee and 122nd Street.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary of the commencement of commercial operations date of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received equal to the excess amounts paid must be refunded to the utility. The actual rate then becomes the estimated rate for the subsequent year.

During 2004, retail rates for three of the Illinois projects; Morris, Dixon Lee and 122nd Street, decreased by 27%, 26% and 40% per kwh, respectively. These retroactive rate reductions resulted in a decrease in revenues of $867 for the three-month period ended December 31, 2004. This decrease is comprised of a $699 decrease related to the recalculation of prior period sales and a $163 decrease in current period sales due to those sales being calculated at the lower rate.

In the past, the annual reconciliation of estimated rates to actual rates has resulted in both increases and decreases in retroactive revenue. USEB has participated in the Illinois Retail Rate program since 1998 and has never experienced rate reconciliation changes of this magnitude. USEB has requested, but never received, an explanation from Commonwealth Edison. We are continuing to research the rationale for these decreases and will pursue any options such research may indicate are available to us to minimize the decreases. USEB has a total of ten projects in Illinois, representing 64% of its Power Generation Revenues. USEB cannot predict whether any other major decreases in revenues from the Illinois projects are likely.

In the last few years, including 2004, legislation has been proposed in the State of Illinois which included changes to, or the elimination of, the Illinois Retail Rate Program. While none of this legislation has been adopted, the adoption of any legislation that would reduce or eliminate the benefits received by USEB under the Illinois Retail Rate Program could have a material adverse effect on USEB.

During the nine-month period ended December 31, 2004, USEB entered into contracts for it's Barre, Manchester and

Burlington projects for the sale of the Renewable Energy Credits (RECs) produced by the generation of electricity from landfill gas. One REC is produced when the project sells one megawatt of qualified renewable energy to the utility grid. The contracts do not require USEB to deliver any specified quantities of RECs. Gross proceeds from the sale of the RECs during the nine-month period for the Barre, Manchester and Burlington projects were $144, $201 and $58, respectively. A portion of gross proceeds from the sale of the RECs for the Burlington project is paid to the local utility. The REC revenue is in addition to the energy value, which is sold under a separate contract. The contracts for Barre and Manchester are three-year contracts. The Burlington contract is for the sale of RECs produced during the last three quarters of 2004.

Total Expenses

Operating expenses were $2,380 and $6,832 for the three and nine-month periods ended December 31, 2004. Operating expenses for the three-month period decreased by $198 when compared to the three-month period ended September 30, 2004. The decrease was primarily related to expenses associated with the reclassification, in the three-month period ending September 30, 2004, of operating expenses previously recorded as Selling, general and administrative (SG&A) expenses. Operating expenses include expenses associated with the operation of the energy generating equipment, the acquisition of landfill gas, production rental and site lease payments paid to the landfill owners per the terms of the landfill gas rights and site lease agreements, electricity purchased from local utilities, insurance and other site operating expenses.

SG&A expenses related to USEB were $615 and $1,109 for the three and nine-month periods, respectively. SG&A expenses for the three-month period increased by approximately $487 when compared to the three-month period ended September 30, 2004. The increase was primarily related to the reclassification, in the three-month period ending September 30, 2004, of operating expenses previously recorded as SG&A expenses. SG&A expenses include payroll and related costs associated with the accounting and management functions of USEB, third party accounting charges, rent and office expenses and other expenses related to the administration of the USEB entities.

Income Before Interest, Taxes, Depreciation and Amortization

Income before interest, taxes, depreciation and amortization was $2,298 for the three-month period and $27,454 for the nine-month period ended December 31, 2004. Income for the nine-month period included two non-recurring income items of $16,000 (see Note 18 of the consolidated financial statements) and $2,729 (see Note 9 of the consolidated financial statements). When adjusted for the non-recurring items, income for the respective three and nine-month periods was $2,298 and $8,724.

Development Costs Written Off

Development costs written off of $13,488 for the nine-month period ended December 31, 2004 were primarily comprised of non-recurring expenses associated with the completion of the financing transaction with CPIF. This included $9,886 reimbursed to CPIF related to expenses incurred by CPIF for their acquisition of the USEB debt from the existing lenders, $2,344 of unamortized debt issuance costs related to the debt acquired by CPIF that remained on USEB's books, and $1,194 of U.S. Energy Systems, Inc., a shareholder of USEB and the sponsor of CPIF, salaries and related costs charged to USEB for services pertaining to the CPIF transaction. During the three-month period ended December 31, 2004, an additional $64 of development costs pertaining to other USEB assets was written off.

Interest Expense

Interest expense for the three-month and nine-month period ended December 31, 2004 was $2,192 and $6,372, respectively. Interest expense for the three-month period represents interest paid to CPIF. For the nine-month period $6,428 of interest expense pertaining to the CPIF loan was offset by a $56 credit to interest expense resulting from USEB's purchase of the subordinated note owed by USEB to AJG (see Note 9 of the consolidated financial statements).

Unrealized Gain

The unrealized gain, net of taxes for the three-month and nine-month period ended December 31, 2004 was $1,628 and $1,521, respectively. Unrealized gains and losses represent the gain or loss in market value above the acquisition price for various investments and hedging agreements. The amount for the nine-month period ended December 31, 2004 is comprised of $1,246 of net gain from the investment of the Illinois Accounts (please refer to Note 3 of the consolidated financial statements) and $1,207 of gain in the value of the foreign currency swap agreement associated with the CPIF financing less $932 in taxes (please refer to Note 9 of the consolidated financial statements).

The unrealized gain of $1,628 for the three-month period ended December 31, 2004 is an increase of $1,735 over the $107 unrealized loss recorded during the three months ended September 30, 2004. The gain is the result of market gains in the equity investments and hedge fund agreement.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, cash and cash equivalents totaled approximately $30,819 of which $1,213 was unrestricted. This compares with $29,339 in cash and cash equivalents as of September 30, 2004. In connection with notes payable to CPIF, the lender requires that USEB maintain various restricted cash accounts, which, at December 31, 2004 amounted to $29,606. This amount includes $23,435 maintained in the Illinois Accounts to be utilized to repay the Illinois incentive obligations as they become due, $4,022 in an improvement reserve account to be utilized to expand the USEB portfolio, $2,011 in a debt service reserve account and $138 in a project reserve supporting a project contract. The value of the Illinois Accounts is based upon the market value of the investment portfolio as of the reporting date.

All cash held in the Illinois Accounts is invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with investment allocations approved by the management of USEB.

USEB is required by CPIF to reserve funds for the repayment of the Illinois subsidy liability. The amount deposited into the reserve account is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability payment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations during the repayment period. It is estimated that repayments of the obligations will begin in 2008 and continue through 2021.

USEB is required by CPIF to deposit $250 per quarter into the debt service reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84 of additional deposits into the debt reserve fund during 2004, and until an amount equal to $250 per calendar quarter is deposited, USEB is precluded from making dividend or royalty payments or from expending funds to expand its production or capacity.

Management continually evaluates current and forecasted cash flows as a basis to determine the sufficiency of available cash to fund operating requirements and capital expenditures. Management believes that sufficient cash flow from operations and working capital, including unrestricted cash, is available to satisfy all obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements for the next twelve months. However, management's ability to fund planned capital expenditures at existing facilities to maintain current production levels is dependent on having access to funds in the improvement reserve account. In addition, cash forecasts assume that future revenue from the projects will be consistent with past revenue levels. As disclosed in Note 4 of the consolidated financial statements, USEB has experienced a significant decrease in revenues at three facilities in Illinois. USEB has a total of ten projects in Illinois representing 64% of power generation revenues. USEB cannot predict whether any other major decreases in revenues from the Illinois projects are likely. In the last few years, including 2004, legislation has been proposed in the State which included changes to or the elimination of the Illinois Retail Rate Program. While none of this legislation has been adopted, the adoption of any legislation that would reduce or eliminate the benefits received by USEB under the Illinois Retail Rate Program could have a material adverse effect on USEB.

Management's Discussion and Analysis

Q1 For the three month period ended March 31, 2005 (in thousands of U.S. dollars, unless otherwise stated)

The consolidated financial statements presented represent the statement of operations, balance sheets and statement of cash flows for the USEB Operating Assets. The USEB Operating Assets consist of the assets, liabilities and capitalization of U.S. Energy Biogas Corp. and its predecessor company and their subsidiaries ("USEB") excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and Zapco Equipment Corp.

Management's discussion and analysis ("MD&A") of the consolidated financial statements for USEB Operating Assets should be read in conjunction with the financial statements and notes thereto prepared as of March 31, 2005 for the three-month period ended March 31, 2005.

FINANCING AGREEMENTS

Countryside Power Income Fund

On April 8, 2004, Countryside Power Income Fund ("CPIF"), an unincorporated open-ended, limited purpose trust formed under the laws of the Province of Ontario, Canada, acquired the outstanding balance of existing USEB debt from John Hancock Life Insurance Companies, ABB Energy Capital and AIG Financial Services, Inc. ("AIG").

Immediately following the acquisition of the loans, CPIF and USEB amended the existing loan agreements to denominate the loans in Canadian currency, to provide an additional loan amount of $23,843 and to provide for a remaining term of 15 years with a balloon payment at the maturity date of $35,100. In addition, certain loan covenants were amended. In connection with the amendment of the loans, USEB paid related costs of $16,994. The amendment established several reserve accounts including a $4,000 improvement reserve with funds to be utilized to expand USEB and a $2,000 debt service reserve. In addition, $8,200 of loan proceeds was deposited into the Illinois Subsidy Reserve Accounts (the "Illinois Accounts"). Immediately upon completion of the transaction, the total amount owed to CPIF by USEB was CAD $107,000 which was equal to U.S. $81,431 based upon the currency exchange rate as of the date of closing. The loan is secured by the USEB Operating Assets and bears interest at a rate of 11% per annum.

The loan agreement with CPIF requires USEB to deposit $250 per quarter into the debt reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84 of additional deposits into the debt reserve fund through March 31, 2005. Until an amount is deposited into the reserve equal to $250 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty interest payments or from expending funds to expand its production or capacity.

Due to the requirement in the amended loan documents that payments be made to CPIF in Canadian dollars, USEB has entered into a three-year hedge agreement with Toronto Dominion Bank fixing the U.S. dollar to the Canadian dollar exchange rate at U.S. $0.76 per Canadian dollar through March 31, 2007. According to the terms of the loan agreement with CPIF, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. After the expiration of the hedge agreement, USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement. (Refer to Note 13 of the consolidated financial statements.)

Concurrent with their acquisition of the existing loans, CPIF acquired a convertible royalty interest in USEB for $6,000. Pursuant to the terms of the Royalty Agreement, CPIF will have the right to receive, on a quarterly basis, the sum of 7% of net distributable cash flow as defined in the Royalty Agreement and 1.8% of USEB's gross revenues, also as defined in the Royalty Agreement. The total royalty payment to be made to CPIF is capped at an amount not to exceed 49% of total distributions made to CPIF and the shareholders of USEB combined. All distributions must be approved by the Board of Directors of USEB. CPIF has the option, under the terms of the Royalty Agreement, to convert its interest into non-voting common shares of USEB equal to 49% of the outstanding equity. CPIF can convert at the earlier of the date on which the loan from CPIF is paid in full or the 20th anniversary date of the Royalty Agreement, which is April 8, 2024. The amount of the Royalty is accrued on a quarterly basis and paid upon the approval of distributions by the Board of Directors of USEB. (Refer to Note 16 of the consolidated financial statements.)

For the three-month period ended March 31, 2005, USEB accrued $88 for royalty payments. USEB also has accrued but unpaid royalty expenses from 2004 of $158. Payment of this liability, future royalty interest, and distributions to the shareholders of USEB, is dependent on sufficient cash flow being generated by USEB to support operations after the distributions.

OPERATING RESULTS

Financial Results for the Three-Month Period Ended March 31, 2005

USEB's comprehensive loss for the three-month period ended March 31, 2005 was $988. A summary of the revenues and expenses for the period is as follows:

		Three Months Ended March 31, 2005
Revenues	$	5,010
Operating and administrative expenses		2,758
Income before interest, taxes, depreciation and amortization		2,252
Interest, taxes, depreciation, amortization, and other income and expenses		2,751
Net loss	$	499

Revenues

		Three Months Ended March 31, 2005
Power Generation Revenues	$	4,608
Renewable Energy Credit Sales		105
Other Revenues		297
Total Revenues	$	5,010

Power generation and gas sales revenues for the three-month period ending March 31, 2005 were $4,608. Revenues for the three-month period increased by $688 from the $3,920 reported for the three-month period ended December 31, 2004. The increase is primarily due to additional electric and gas sales offset in part by rate decreases for the Morris, Dixon Lee and 122nd Street projects resulting from the decrease in rates paid to the projects under the Illinois Retail Rate Program that occurred in the fourth quarter of 2004.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary of the commencement of commercial operations date of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received equal to the excess amounts paid must be refunded to the utility. The actual rate then becomes the estimated rate for the subsequent year.

Following is a summary of significant dates pertaining to a project's participation in the Illinois Retail Rate Program.

Project	**Commencement of Commercial Operations**	**Expiration of Illinois Retail Rate Program**	**Estimated Commencement of Repayment of Subsidy Liability**
Countryside	April, 2001	April, 2011	May, 2011
Dolton	May, 1998	May, 2008	June, 2008
Dixon Lee	July, 1999	July, 2009	August, 2009
Morris	December, 2000	December, 2010	January, 2011
Roxana	November, 1999	November, 2009	December, 2009
Upper Rock	April, 2000	April, 2010	May, 2010
122nd Street	July, 1998	July, 2008	August, 2008
Brickyard	September, 1999	September, 2009	October, 2009
Streator	January, 2000	January, 2010	February, 2010
Willow Ranch	January, 1998	January, 2009	February, 2009

In the past, the annual reconciliation of estimated rates to actual rates has resulted in both increases and decreases in retroactive revenue. USEB cannot predict whether any changes in future rates will result in increases or decreases in revenues from the Illinois projects.

In the last few years, including 2004, legislation has been proposed in the State of Illinois which included changes to, or the elimination of, the Illinois Retail Rate Program. While none of this legislation has been adopted, the adoption of any legislation that would reduce or eliminate the benefits received by USEB under the Illinois Retail Rate Program could have a material adverse effect on USEB.

During 2004, USEB entered into contracts for it's Barre and Manchester projects for the sale of the Renewable Energy Credits ("RECs") produced by the generation of electricity from landfill gas. One REC is produced when the project sells one megawatt of qualified renewable energy to the utility grid. The contracts do not require USEB to deliver any specified quantities of RECs. Gross proceeds from the sale of the RECs during the three-month period were $105. The REC revenue is in addition to the energy value, which is sold under a separate contract. The contracts for Barre and Manchester are three-year contracts.

Total Expenses

Operating expenses were $2,139 for the three-month period ended March 31, 2005. Operating expenses for the three-month period decreased by $240 when compared to the three month period ended December 31, 2004. Operating expenses include expenses associated with the operation of the energy generating equipment, the acquisition of landfill gas, production rental and site lease payments paid to the landfill owners per the terms of the landfill gas rights and site lease agreements, electricity purchased from local utilities, insurance and other site operating expenses.

Selling, general and administrative ("SG&A") expenses related to USEB were $348 for the three-month period. SG&A expenses for the three-month period decreased by approximately $266 when compared to the three-month period ended December 31, 2004. The decrease was primarily related to the recording in the three-month period ended December 31, 2004 of expenses related to a previous reporting period. SG&A expenses include payroll and related costs associated with the accounting and management functions of USEB, third party accounting charges, rent and office expenses and other expenses related to the administration of the USEB entities.

SG&A expenses-Billed from Shareholders were $140 for the three month period. This amount represents the reimbursement of expenses incurred by the shareholders of USEB for the benefit of USEB. These costs include management salary and benefit costs, travel expenses and other administrative costs associated with the services provided to USEB. The amount recorded for the three month period ended March 31, 2005 represents the reimbursement for expenses incurred by a shareholder for the period October 2004 through March 2005.

Income Before Interest, Taxes, Depreciation and Amortization

Income before interest, taxes, depreciation and amortization was $2,252 for the three-month period ended March 31, 2005. Income before interest, taxes, depreciation and amortization decreased by approximately $46 from the $2,298 reported for the three- month period ended December 31, 2004.

Foreign Currency Transaction

Foreign currency transaction income was $345 for the three months ended March 31, 2005 and represents the adjustment, as required by SFAS 52, Foreign Currency Translations, to the outstanding principal owed to CPIF to reflect the change in the currency exchange rate from the start of the reporting period. The Canadian dollar to US dollar exchange rate increased to $1.2096 from $1.2047 as of December 31, 2004 resulting in a net gain for the period of $345, after adjustments relating to our foreign currency cash flow hedge. The Deferred Income Tax asset was reduced by $147 to reflect the tax effect of the translation gain. See Note 10 to the Consolidated Financial Statements. During the three months ended March 31, 2004, there was no Foreign Currency Transaction adjustment as the Countryside debt arrangements were entered into on April 8, 2004.

Interest Expense

Interest expense for the three-month period ended March 31, 2005 was $2,183. Interest expense for the three-month period was comprised solely of interest paid to CPIF.

Unrealized Gain/(Loss)

The unrealized loss for the three-month period ended March 31, 2005 was $489. Unrealized gains and losses represent the gain or loss in market value above the acquisition price for various investments and hedging agreements. The amount for the three-month period ended March 31, 2005 is comprised of $412 of net loss from the investment of the Illinois Accounts (please refer to Note 4 of the consolidated financial statements) and $77 of loss in the value of the foreign currency swap agreement associated with the CPIF financing (please refer to Note 13 of the consolidated financial statements).

Liquidity and Capital Resources

At March 31, 2005, cash and restricted cash and marketable securities totaled approximately $30,998 of which $972 was unrestricted. This compares with $30,819 in cash and restricted cash and marketable securities as of December 31, 2004. In connection with notes payable to CPIF, the lender requires that USEB maintain various restricted cash accounts, which, at March 31, 2005 amounted to $29,828. This amount includes $24,144 maintained in the Illinois Accounts to be utilized to repay the Illinois incentive obligations as they become due, $3,653 in an improvement reserve account to be utilized to expand the USEB portfolio and $2,091 in a debt service reserve account. In addition, the power purchase agreement for the SPSA project requires that USEB maintain a restricted cash reserve of $138 to support the project contract. The value of the Illinois Accounts is based upon the market value of the investment portfolio as of the reporting date.

All cash held in the Illinois Accounts is invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with investment allocations approved by the management of USEB.

USEB is required by CPIF to reserve funds for the repayment of the Illinois subsidy liability. The amount deposited into the reserve account is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability payment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations during the repayment period. It is estimated that repayments of the obligations will begin in 2008 and continue through 2021.

USEB is required by CPIF to deposit $250 per quarter into the debt service reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84 of additional deposits into the debt reserve fund during 2004, until an amount equal to $250 per calendar quarter is deposited, USEB is precluded from making dividend or royalty payments or from expending funds to expand it production capacity.

Management continually evaluates current and forecasted cash flows as a basis to determine the sufficiency of available cash to fund operating requirements and capital expenditures. Management believes that sufficient cash flow from operations and working capital, including unrestricted cash is available to satisfy all obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements for the next twelve months. However, management's ability to fund planned capital expenditures at existing facilities to maintain current production levels is dependent on having access to funds in the improvement reserve account. In addition, cash forecasts assume that future revenue from the projects will be consistent with past revenue levels. USEB operates 10 projects that sell electricity under the Illinois Retail Rate Program. Rates paid under the program are estimated rates which are trued up annually on the project's anniversary date of the commencement of commercial operations. (See Note 5 to the Consolidated Financial Statements). USEB cannot predict whether any changes in future rates will result in increases or decreases in revenues from the Illinois projects. USEB receives approximately 21% of its Power Generation revenues from the subsidy paid under the Illinois Retail Rate Program. In the last few years, including 2004, legislation has been proposed in the State which included changes to or the elimination of the Illinois Retail Rate Program. While none of this legislation has been adopted, the adoption of any legislation that would reduce or eliminate the benefits received by USEB under the Illinois Retail Rate Program could have a material adverse effect on USEB.

Legal Proceedings

In 2004, a foreclosure proceeding entitled CIB Bank v. Miss Mimi Corporation, Countryside Genco, LLC et al was commenced in the circuit court for the 19th Judicial District, Lake County, Illinois. Countryside Genco, LLC ("Countryside") is a USEB project entity and leases, pursuant to a long-term site lease agreement, a portion of the land which the lender is seeking to foreclose. Countryside has a consent and recognition agreement with the lender that provides that if the lender forecloses on the underlying land and Countryside is not in default of the site lease agreement, the lender will not cause the lease to be terminated and Countryside will be recognized by the lender as a tenant. Countryside is not in default of the site lease agreement.

RECEIVED
2009 APR 27 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

US Energy Biogas Corp.

USEB Operating Assets

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

With the closing of the Countryside transaction on April 8, 2004, USEB began, as required under the amended loan agreements, to report the financial results of the USEB Operating Assets. USEB Operating Assets are defined in the Amendment to Note Purchase Agreement dated as of April 8, 2004 as "the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries."

Prior to April 8, 2004, financial reports were not generated for the USEB Operating Assets and therefore are not available for periods prior to that date for comparative purposes. Therefore, for this financial report, comparison will be made only for the three month periods ended June 30, 2005 and 2004.

The net loss for the three months ended June 30, 2005 was $24 compared with net loss for the three month period ended June 30, 2004 of $11,661, as restated per Note B(2) above. During the three month period ended June 30, 2004, non-recurring items pertaining to the sale of USEB interests in Illinois Electrical Generation Partners II and the completion of the Countryside transaction resulting in non-recurring income were recorded during the period. Excluding the non-recurring items, the net loss for the three month period ended June 30, 2004 would have been $191.

Revenues for the three month period ended June 30, 2005 were $4,514, a decrease of $169, or 4%, from the $4,683 reported for the three month period ended June 30, 2004. The decrease is primarily due to a $181 decrease in power generation sales due to lower rates being received under the Illinois Retail Rate program, a $37 decrease in the gains derived from the installment notes pertaining to the sale of partnership interests and a $45 decrease in fee and royalty income. These decreases were offset by a $91 increase is revenues from the sale of renewable energy credits. The decrease in royalty income is due to a reduction in income derived from the royalty agreement with Countryside. The increase in revenues from renewable energy credit sales is due to the fact that the contracts for the sale of the credits were executed after June 30, 2004.

Total operating expenses for the three month period ended June 30, 2005 and 2004 were $2,168 and $1,974, respectively. This represents an increase of $194 or 10%. The increase is due to approximately $200 in site lease payments due to certain landfill owners that were paid in the three month period ended June 30, 2005 which were for expenses pertaining to 2004.

General and Administrative expenses for the three month period ended June 30, 2005 and 2004 were $354 and $367, respectively. This represents a decrease of $13 or 4%.The variance reflects expected minor changes in expenses incurred during the periods.

Depreciation and amortization expenses for the three month periods ended June 30, 2005 and 2004 were $1,627 and $1,480, respectively, an increase of $147. The increase is due principally to the increase in the amortization of debt issuance costs associated with the CPIF transaction which was consummated on April 8, 2004.

Interest income was $746 and $737 for the three months ended June 30, 2005 and 2004 reflecting net increases of $9. The increase is due to an increase in interest from the note receivable pertaining to the Illinois Electrical Generation Partners, II ("IEGP II") sale which was executed on April 8, 2004.

Foreign Currency Transaction income was $1,307 and $1,149 for the three month periods ended June 30, 2005 and 2004. These amounts represent the adjustment, as required by SFAS 52, Foreign Currency Translations, to the outstanding principal owed to CPIF to reflect the change in the currency exchange rate from the start of the reporting period. The Canadian dollar to US dollar exchange rate was $1.2287 as of June 30, 2005, $1.2096 as of March 31, 2005 and $1.2047 as of December 31, 2004. The changes in the

exchange rates result in the amounts recorded as foreign currency transaction income. Refer to Note J to the financial statements for additional discussion.

Interest expense was $2,174 and $2,184 for the three month periods ended June 30, 2005 and 2004. This interest pertains solely to the CPIF loan and its decrease is the result of the continuing amortization of principal and the subsequent reduction in interest expense on the reducing principal outstanding.

The $2,000 Gain on Sale of IEGP II was a non-recurring item recorded in the three month period ended June 30, 2004 resulting from the payment by AJG Financial Services for their ownership in IEGP II, that they had previously acquired.

Development Costs Written off of $13,470 for the three month period ended June 30, 2004 represent the expensing of certain non-recurring costs related to the CPIF transaction that closed in April, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, cash accounts totaled $31,573 compared with $30,822 at December 31, 2004. The debt arrangements between CPIF and USEB projects require these subsidiaries to maintain various restricted cash accounts, which totaled $30,072 as of June 30, 2005 and $29,471 as of June 30, 2004. Included in the restricted cash and marketable securities is $22,638 that is managed by a professional investment manager under investment allocation parameters established by USEB. The amounts managed by the professional manager, as of June 30, 2005, included $13,791 invested in equity fund accounts, $7,552 invested in debt accounts, and $1,288 being held in cash or cash equivalent accounts. The cost basis of the investments, which have been invested since July 2004, is $21,026. In addition to the restricted cash required by CPIF, $138 is required by a project document to be held in a restricted account in support of that document.

During the six months ended June 30, 2005, cash used by operating activities was $801, primarily resulting from the payment of accounts payable and an increase in prepaid expenses pertaining to future capital maintenance services to be performed under the third party operating agreements for the Illinois projects.

Cash used in investing activities was $1,301 for the six months ended June 30, 2005. This amount is comprised primarily of investments made by USEB pertaining to the expansion of the landfill gas collection systems at certain of USEB's projects, as required by contracts and the landfill owners, plus capital maintenance expenditures for certain generating projects.

Cash provided by financing activities was $2,853 for the six month period ended June 30, 2005. This amount is comprised primarily of subsidy proceeds received under the Illinois Retail Rate Program and payments made under the various notes receivable held by USEB, offset by debt service payments made to CPIF.

USEB's financing arrangements with the CPIF limit the ability of USEB and its subsidiaries to distribute funds to it's shareholders or to make improvements or expand certain projects unless specified conditions are satisfied.

Under the Internal Revenue Service Code Section 29, the amount of the tax credit generated from non conventional fuel sources, of which landfill gas is one, shall be reduced or eliminated should the reference price of an equivalent barrel of energy ("EBE") utilized to establish the value of the credit reach certain levels. Should the EBE reference price exceed the specified levels, the resultant decline in the tax credit value generated by the sale of landfill gas by USEB will reduce the amount of proceeds USEB receives under the installment sale notes.

We continue to evaluate current and forecasted cash flow as a basis to determine financing operating requirements and capital expenditures. We believe that we have sufficient cash flow from operations and working capital including unrestricted cash on hand to satisfy all obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements during the next twelve months.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005
(Amounts in thousands of U.S. dollars)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

With the closing of the Countryside transaction on April 8, 2004, USEB began, as required under the amended loan agreements, to report the financial results of the USEB Operating Assets. USEB Operating Assets are defined in the Amendment to Note Purchase Agreement dated as of April 8, 2004 as "the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries."

The net loss for the three and nine months ended September 30, 2005 was $2,580 and $3,121, respectively. This compares with net losses of $745 and $12,053 for the three and nine months ended September 30, 2004.

Financial results for the three and nine months ended September 30, 2004 included non-recurring items. These items included the recording of a $2,000 gain resulting from the receipt by USEB of payment for the sale of 50% interest in a partnership, a $2,729 gain from the acquisition of subordinated debt below the face value of the indebtedness, the reversal of $252 in interest expense associated with the acquisition of the subordinated indebtedness and the expensing of $13,193 of development costs primarily associated with the refinancing of USEB's debt in the Countryside transaction.

The results of operations for the three and nine month period ended September 30, 2004, excluding these non-recurring items are as follows:

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Net Loss Including Non Recurring Items	$ (745)	$ (12,053)
Less:		
Gain from Sale of Interests	-----	(2,000)
Gain from Acquisition of Subordinated Debt	(2,729)	(2,729)
Adjustment of Interest Expense From Subordinate Debt	(252)	(252)
Development Costs Written Off	(46)	13,193
Net Income Loss Excluding Non-Recurring Items	$(3,772)	$(3,841)

Excluding the non-recurring items, the net loss of $2,580 for the three months ended September 30, 2005 is a $1,192 decrease from the $3,772 loss for the 2004 period. The $3,121 loss for the nine months ended September 30, 2005 is a $720 decrease from the $3,841 loss, excluding non-recurring items, reported for the comparative 2004 period.

Revenues for the three month and nine months ended September 30, 2005 were $4,910 and $14,403, respectively, compared with $8,355 and $19,744, including the non-recurring items, for the corresponding 2004 periods. Excluding the non-recurring items, revenues for the 2004 periods were $5,626 and $15,015 representing decreases of $716 and $612, respectively. These decreases are due to:

a. decreases of $147 and $257 related to production decreases for the comparative periods. KWH production decreased to 69,250 kwh and 211,750 kwh for the three and nine month periods ended September 30, 2005 compared with 74,200 kwh and 219,680 kwh for the comparative 2004 periods. The production decreases for the comparative nine month periods included a decrease of 3,245 kwh from the east coast projects resulting from the natural decline of gas being generated by their respective closed landfills

(Amounts in thousands of U.S. dollars)

and 4,685 kwh decrease from the Illinois projects. The reduction in output from the Illinois projects is due primarily to problems experienced with the third party operator as they restructure their organization.

b. decreases of $282 and $370 for the three and nine month comparative periods due to continued changes in the rates paid under the Illinois retail rate program. As discussed in Note H to the financial statements, rates paid under the Illinois retail rate program are trued up annually to the actual rates paid for electricity by the local municipality. The latest annual rate true-ups are summarized below:

Project	Rate After Adjustment	Rate Before Adjustment	Net Change	% Change	Adjustment Month
Countryside	$0.0794	$0.0812	$(0.0018)	(2.2)	March
Dolton	$0.0710	$0.0702	$ 0.0008	1.1	June
Dixon Lee	$0.0369	$0.0647	$(0.0278)	(43.0)	August
Morris	$0.0647	$0.0892	$(0.0245)	(27.5)	January
Roxanna	$0.0677	$0.0698	$(0.0022)	(3.2)	November
Upper Rock	$0.0641	$0.0599	$ 0.0043	7.1	April
122nd Street	$0.0397	$0.0659	$(0.0262)	(39.8)	July
Brickyard	$0.0783	$0.0773	$ 0.0010	1.2	September
Streator	$0.0886	$0.0895	$(0.0009)	(1.0)	January
Willow Ranch	$0.0856	$0.0871	$(0.0015)	(1.7)	January

The net result of these changes is to reduce the average net effective rate received under the Retail Rate program to $0.050/kwh for the nine month period ended September 30, 2005 from to $0.054/kwh for the comparative 2004 period. The net effective rate is equal to the gross rate received under the program less amounts funded into the Illinois reserve accounts.

c. a decrease of $189 and an increase of $8 in revenues received from the sale of renewable energy credits (RECs) for the three and nine months ended September 30, 2005. The decrease in the three month period is due to the recording, during the three month period ended September 30, 2004 of revenues retroactive to January 1, 2004. The sales contracts for the RECs were executed in the 3rd quarter of 2004 retroactive to the beginning of the year.

d. an increase of $266 in both the three and nine month periods ended September 30, 2005 from gains associated with principal payments received on the IEGP II note receivable (See Note B to the financial statements). There were no gains recorded for the corresponding 2004 periods.

e. a decrease of $156 and $121 in revenues related to the CPIF royalty for the three and nine months ended September 30, 2005. This decrease in revenues is offset by an identical decrease in royalty expense for the periods.

f. Decreases of $200 and $150 in fees for the three and nine months ended September 30, 2005 due to the recording, in the 2004 periods, of fees related to periods prior to the reporting period.

Total operating expenses for the three and nine months ended September 30, 2005 were $2,045 and $6,351 compared with $2,285 and $6,281 for the respective 2004 periods representing a decrease of $240 for the three month period and an increase of $70 for the nine month period. The decrease for the three month period was primarily due to reductions in labor costs, $47, subcontracting costs, $60 and insurance, $13.

General and Administrative expenses for the three month and nine months ended September 30, 2005 were $278 and $1,120 compared with $136 and $1,410 for the respective 2004 periods representing an increase of $142 for the three month period and a decrease of $290 for the nine month period. The increase for the three month period is due to the recording, during the 2004 period, of credits to General and Administrative expenses related to prior periods.

Depreciation and amortization expenses for the three and nine months ended September 30, 2005 were $1,626 and $4,879 compared

(Amounts in thousands of U.S. dollars)

with $1,629 and $4,480 for the respective 2004 periods. The increase of $399 for the nine month period is primarily due to the increase in the amortization of debt issuance costs associated with the refinancing of USEB's debt with the Countryside fund. The financial results for the nine month period ended September 30, 2005 include nine months of the additional amortization of costs associated with the refinancing while the 2004 period included only six months of the additional amortization as the refinancing closed in April, 2004.

Interest income for the three and nine months ended September 30, 2005 were $761 and $2,273, respectively, compared with $760 and $1,840 for the respective 2004 periods. The increase of $433 for the nine month period is primarily due to the inclusion of nine months of interest income related to a note receivable from the sale of partnership interests. The 2004 period included only 6 months of interest income as the note was executed in April, 2004.

Losses from Foreign Currency Transactions for the three and nine months ended September 30, 2005 were $4,039 and $2,387, respectively, compared with losses of $4,346 and $3,197 for corresponding 2004 periods. These amounts represent the adjustment, as required by SFAS 52, Foreign Currency Translations, to the outstanding principal owed to CPIF to reflect the change in the currency exchange rate from the start of the reporting period. The Canadian dollar to US dollar exchange rate was $1.1713 as of September 30, 2005, $1.2287 as of June 30, 2005 and $1.2047 as of December 31, 2004. The changes in the exchange rates result in the amounts recorded as foreign currency transaction income. Refer to Note J to the financial statements for additional discussion.

Interest expense for the three and nine months ended September 30, 2005 was $2,164 and $6,521, respectively compared with $1,997 and $5,813 for the comparative 2004 periods. The three and nine month period ended September 30, 2004 included the reversal of $252 in accrued interest expense which was eliminated with the acquisition of the subordinated debt. Excluding this non-recurring item, interest expense for the three and nine months for 2004 is $2,249 and $6,065, respectively. Comparing the 2005 periods with the 2004 periods, excluding the non-recurring item, produces a decrease in interest expense of $85 for the three month period and an increase of $456 for the nine month period. The decrease for the comparative three month periods is the result of the continuing amortization of principal and the subsequent reduction in interest expense on the reducing principal outstanding. The increase for the comparative nine month periods is due to the inclusion of nine months of CPIF interest in the 2005 period and only six month of CPIF interest in the 2004 period as the CPIF refinancing closed in April, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, cash accounts totaled $32,615 compared with $30,822 at December 31, 2004. The debt arrangements between CPIF and USEB projects require these subsidiaries to maintain various restricted cash accounts, which totaled $31,242 as of September 30, 2005 and $29,471 as of December 31, 2004. Included in the restricted cash and marketable securities is $23,798 that is managed by a professional investment manager under investment allocation parameters established by USEB. The amounts managed by the professional manager, as of September 30, 2005, included $14,728 invested in equity fund accounts, $7,551 invested in debt accounts, and $1,519 being held in cash or cash equivalent accounts. The cost basis of the investments, which have been invested since July 2004, is $20,784. In addition to the restricted cash required by CPIF, $138 is required by a project document to be held in a restricted account in support of that document.

During the nine months ended September 30, 2005, cash used by operating activities was $827, primarily resulting from the payment of accounts payable and an increase in prepaid expenses pertaining to future capital maintenance services to be performed under the third party operating agreements for the Illinois projects.

Cash used in investing activities was $817 for the nine months ended September 30, 2005. This amount is comprised primarily of investments made by USEB pertaining to the expansion of the landfill gas collection systems at certain of USEB's projects, as required by contracts and the landfill owners, plus capital maintenance expenditures for certain generating projects.

Cash provided by financing activities was $3,440 for the nine month period ended September 30, 2005. This amount is comprised primarily of subsidy proceeds received under the Illinois Retail Rate Program and payments made under the various notes receivable held by USEB, offset by debt service payments made to CPIF.

USEB's financing arrangements with the CPIF limit the ability of USEB and its subsidiaries to distribute funds to it's shareholders or

to make improvements or expand certain projects unless specified conditions are satisfied.

Under the Internal Revenue Service Code Section 29, the amount of the tax credit generated from non conventional fuel sources, of which landfill gas is one, shall be reduced or eliminated should the reference price of an equivalent barrel of energy ("EBE") utilized to establish the value of the credit reach certain levels. Should the EBE reference price exceed the specified levels, the resultant decline in the tax credit value generated by the sale of landfill gas by USEB will reduce the amount of proceeds USEB receives under the installment sale notes.

We continue to evaluate current and forecasted cash flow as a basis to determine financing operating requirements and capital expenditures. We believe that we have sufficient cash flow from operations and working capital including unrestricted cash on hand to satisfy all obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements during the next twelve months.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Countryside Power Income Fund

Financial Year Ending, used in calculating the participation fee: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		14,905,366	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	9.07	
Market value of class or series	=	135,192,000	
			135,192,000(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			135,192,000
Total fee payable in accordance with Appendix A of the Rule			15,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x *Number of entire months remaining in the issuer's financial year* / 12			
Late Fee, *if applicable* (please include the calculation pursuant to section 2.9 of the Rule)			

CERTIFICATE

TO: ONTARIO SECURITIES COMMISSION AND THE SECURITIES COMMISSION OR OTHER SECURITIES REGULATORY AUTHORITY IN EACH OF THE OTHER PROVINCES AND TERRIRORIES OF CANADA (THE "SECURITIES REGULATORY AUTHORITIES")

Reference is made to the Undertaking from Countryside Power Income Fund (the "Fund") to the Securities Regulatory Authorities dated March 29, 2004, given in connection with the Fund's initial public offering of units (the "Undertaking"). The Fund hereby certifies to the Securities Regulatory Authorities that it complied with the Undertaking with respect to the reporting period from April 8, 2004 through and including December 31, 2004.

Dated this 31st day of March, 2005.

THE TRUSTEES OF COUNTRYSIDE POWER INCOME FUND, by their attorney, Countryside Canada Power Inc.

Per: *"Göran Mörnhed"*

Name: Göran Mörnhed
Title: Director

CERTIFICATE

TO: ONTARIO SECURITIES COMMISSION AND THE SECURITIES COMMISSION OR OTHER SECURITIES REGULATORY AUTHORITY IN EACH OF THE OTHER PROVINCES AND TERRIRORIES OF CANADA (THE "SECURITIES REGULATORY AUTHORITIES")

Reference is made to Part 2.20 of National Instrument 54-101 (the "Instrument').

Countryside Power Income Fund hereby certifies to the Securities Regulatory Authorities that it is abridging the time prescribed in the Instrument for sending out proxy-related materials for its 2005 annual meeting of unitholders in reliance on Part 2.20 of the Instrument and that it has complied with Sub-Parts 2.20(a) and (b) of the Instrument.

Dated the 13th day of April, 2005

THE TRUSTEES OF COUNTRYSIDE POWER INCOME FUND, by their attorney, Countryside Canada Power Inc.

Per: *"Göran Mörnhed"*

Name: Göran Mörnhed
Title: Director

Ontario
Securities
Commission

Commission des
valeurs mobilières
de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Countryside Power Income Fund
Countryside Canada Power Inc.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon, Nunavut** have been issued for the **Short Form Prospectus** of the above Issuer dated **November 8th, 2005**.

DATED at Toronto this **8th** day of **November, 2005**.

Iva Vranic

Iva Vranic
Manager, Corporate Finance

SEDAR Project **#845014, 845020**

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Countryside Power Income Fund
Financial Year Ending, used in calculating the participation fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		19,625,366	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	9.30	
Market value of class or series	=	182,516,000	
			182,516,000 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):			56,929,000 (B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			239,445,000
Total fee payable in accordance with Appendix A of the Rule			15,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x (Number of entire months remaining in the issuer's financial year / 12)			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

COUNTRYSIDE POWER INCOME FUND

AMENDED AND RESTATED CODE OF BUSINESS CONDUCT AND ETHICS

The following code of business conduct and ethics was amended and restated by the Joint Compensation, Nominating and Corporate Governance Committee of the board of trustees of Countryside Power Income Fund (the "**Fund**") on March 9, 2006.

INTRODUCTION

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all trustees, directors, officers and employees of Countryside Power Income Fund (the "**Fund**") and, its respective subsidiaries and affiliates (collectively, "**Fund Personnel**"). All Fund Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

If a law or an agreement binding on the Fund conflicts with a policy in this Code, Fund Personnel must comply with the law or such binding agreement. If a local custom or policy conflicts with this Code, Fund Personnel must comply with this Code. This Code is not intended to supercede or replace any detailed procedures implemented by Fund subsidiaries such as plant safety procedures or human resources policies that do not conflict with this Code. If you have any questions about these conflicts, you should ask a senior officer of the Fund how to handle the situation. Countryside Ventures LLC (the "Manager") **is responsible for administering this policy and the Trustees are ultimately responsible for enforcing this policy. Allen Rothman, Senior Vice President of Countryside Ventures LLC (phone: (646) 752 5638) and/or James Anderson, Fund Trustee, (phone: (416) 979-1991 ext 372) are the contact persons for any questions regarding the policy.**

Fund Personnel who violate the standards in this Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Fund or subsidiaries and affiliates (collectively, the "Fund Entities"). If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under "Compliance Procedures".

THE CODE

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Fund Entities' ethical standards are built and is critical to our reputation and continued success. All Fund Personnel must respect and obey the laws of the various jurisdictions in which the Fund Entities operate and avoid even the appearance of impropriety. Although not all Fund Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from executive members or other appropriate personnel. Allen Rothman, Senior Vice President of Countryside Ventures LLC and/or James Anderson, Fund Trustee, is available to assist Fund Personnel in determining applicable legal requirements and to seek the advice of legal counsel where appropriate.

Conflicts of Interest

A "conflict of interest" exists when a person's private interests interfere in any way with the interests of the Fund Entities. A conflict of interest can arise when Fund Personnel take actions or have interests that may make it difficult for them to perform their work for a Fund Entity objectively and effectively. Conflicts of interest also may arise when Fund Personnel or members of their families receive improper personal benefits as a result of their positions with a Fund Entity.

Conflicts of interest are prohibited as a matter of policy, except as may be approved by the board of Trustees of the Fund. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any Fund Personnel who become aware of a conflict or potential conflict should

bring it to the attention of a supervisor or department head and consult the procedures described below under "Compliance Procedures".

Confidentiality

Fund Personnel must maintain the confidentiality of confidential information entrusted to them by any Fund Entity and persons with whom the Fund Entities do business, except when disclosure is authorized under the Confidential Information Policy or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to any Fund Entity or the person to whom it relates if disclosed. The obligation to preserve confidential information continues even after Fund Personnel cease to have a relationship with the Fund Entities.

Fund Personnel who have access to confidential information are not permitted to use or share that information for trust unit trading purposes or for any other purpose except the conduct of the Fund Entities' business. All Fund Personnel should read and abide by the Fund's Confidential Information Policy and Disclosure Policy.

Corporate Opportunities

Fund Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or positions without the consent of the board of Trustees and from using corporate property, information, or position for improper personal gain. No Fund Personnel may compete with any of the Fund Entities directly or indirectly. Fund Personnel owe a duty to each Fund Entity to advance its legitimate interests when the opportunity to do so arises.

Protection and Proper Use of Fund Entity Assets

All Fund Personnel should endeavor to protect Fund Entity assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the profitability of the Fund Entities. Any suspected incident of fraud or theft should be reported immediately to your department head for investigation.

The obligation of Fund Personnel to protect the assets of the Fund Entities includes the Fund Entities' proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to competitors of any of the Fund Entities. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks, and copyrights), business, marketing and service plans, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Fund Entity policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after Fund Personnel cease to have a relationship with the Fund Entities.

Fund Entity assets may never be used for illegal purposes.

Competition and Fair Dealing

The Fund Entities seek to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner's consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. Fund Personnel should respect the rights of, and deal fairly with, the Fund Entities' competitors and persons with whom the Fund Entities have a business relationship. No Fund Personnel should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Nor should any Fund Personnel act in a manner that may be anti-competitive under anti-trust laws. Allen Rothman, Senior Vice President of Countryside Ventures LLC and/or James Anderson, Fund Trustee is available to assist Fund Personnel in determining the application of those laws and to seek the advice of legal counsel where appropriate.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationship among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when these courtesies compromise, or appear to compromise, a Fund Entity's ability to make fair and objective business decisions or to gain an unfair advantage.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any Fund Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any laws. Strict rules apply when a Fund Entity does business with governmental agencies and officials, as discussed in more detail below. Fund Personnel should discuss with their department head any gifts or proposed gifts about which they have any questions.

Payments to Government Personnel

All Fund Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials. Other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favor or other gratuity in violation of these laws would not only violate the Fund Entities policies but could also be a criminal offense. Illegal payments should not be made to government officials of any country. Allen Rothman, Senior Vice President of Countryside Ventures LLC and/or James Anderson, Fund Trustee., can provide guidance to Fund Personnel in this area.

Discrimination and Harassment

The diversity of Fund Personnel is a tremendous asset. The Fund Entities are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Violence and threatening behavior are not permitted. Fund Personnel are encouraged to speak with Allen Rothman, Senior Vice President of Countryside Ventures LLC and/or James Anderson, Fund Trustee, when a co-worker's conduct makes them uncomfortable and to report harassment when it occurs.

Health and Safety

The Fund Entities strive to provide all Fund Personnel with a safe and healthy work environment. All Fund Personnel have responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or department head. Being under the influence of and the possession of illegal drugs in the workplace will not be tolerated. Fund Personnel should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

Accuracy of Records and Reporting

The Fund Entities require honest and accurate recording and reporting of information to make responsible business decisions. Each Fund Entity's accounting records are relied upon to produce reports for our management, trustees, directors, trust unitholders, governmental agencies and persons with whom the applicable Fund Entity does business. All of each Fund Entity's financial statements and the books, records and accounts on which they are based must appropriately reflect such Fund Entity's activities and conform to applicable legal and accounting requirements and to the Fund Entity's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless required by applicable law or regulation.

All Fund Personnel have a responsibility, within the scope of their positions, to ensure that each Fund Entity's accounting records do not contain any false or intentionally misleading entries. The Fund Entities do not permit intentional misclassification of transaction as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

Many Fund Personnel use business expense accounts, which must be documented and recorded accurately. If Fund Personnel are not sure whether a certain expense is legitimate, a supervisor or department head can provide advice. General rules and guidelines are available from Allen Rothman, Senior Vice President of Countryside Ventures LLC and/or James Anderson, Fund Trustee.

Business records and communications often become public through legal or regulatory proceedings or the media. Fund Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos, and formal reports.

Use of E-mail and Internet Services

E-mail and internet services are provided by the Fund Entities to assist Fund Personnel in carrying out their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Fund Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory based on racial or ethnic characteristics, or any other message that could reasonably be viewed as harassment. Flooding the Fund Entities' system with junk mail and trivia hampers the ability of the Fund Entities' system to handle legitimate company business and is prohibited.

Messages (including voice-mail) and computer information sent, received or created by Fund Personnel are considered property of the Fund Entities and Fund Personnel should recognize that these messages and information are not "private". Unless prohibited by law, the Fund Entities reserve the right to access and disclose those messages and information as necessary for its business purposes. Fund Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

WAIVERS OF THE CODE

Any waiver of this Code for executive officers or directors may be made only by the Trustees (or a committee of the board of Trustees to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

The Fund Entities have a strong commitment to the conduct of its business in a lawful and ethical manner. Fund Personnel are encouraged to talk to executive officers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Fund Entities not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All Fund Personnel are expected to cooperate in internal investigations of misconduct.

COMPLIANCE PROCEDURES

All Fund Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the Fund Entities have a way to approach a new question or problem. These are the steps to keep in mind:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

- Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense - if something seems like it might possibly be unethical or improper, it probably is.

- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

- Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your manager's responsibility to help solve problems.

- Seek help from company resources. In the rare case where it may not be appropriate to discuss an issue with your manager, or where you do not feel comfortable approaching your manager with your question, discuss it locally with your "two-up". If that is not appropriate for any reason, contact Allen Rothman, Senior Vice President of Countryside Ventures LLC and/or James Anderson, Trustee.

- You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Fund Entities do not permit retaliation of any kind against employees for good faith reports of ethical violations.

- Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

ANNUAL CERTIFICATE
PURSUANT TO SECTIONS 3.1 AND 3.4 OF NATIONAL POLICY 41-201

COUNTRYSIDE POWER INCOME FUND

TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Financial Services Regulation Division
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut
(collectively, the **"Securities Commissions"**)

COUNTRYSIDE POWER INCOME FUND (the **"Fund"**) has undertaken that in complying with the Fund's reporting issuer obligations, it will treat **RIPON POWER LLC** (**"Ripon"**) as a subsidiary of the Fund; provided, however, that if generally accepted accounting principles prohibit the consolidation of financial information of Ripon and the Fund, for as long as Ripon (including any of its significant business interests) represents a significant asset of the Fund, the Fund will provide unitholders with separate financial statements for Ripon (including information about any of its significant business interest).

The Fund has taken appropriate measures to require each person who would be an insider of Ripon if Ripon were a reporting issuer to (a) file insider reports about trades in trust units of the Fund (including securities which are exchangeable into trust units of the Fund), and (b) comply with statutory prohibitions against insider trading.

The Fund hereby certifies that, in respect of the year ended December 31, 2005, it has complied with the undertaking set out above.

DATED this 9th day of March 2006.

COUNTRYSIDE POWER INCOME FUND

Per: *"Nicole Archibald"*
Name: Nicole Archibald
Title: VP - Administration

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	12/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	01/10/2005 12:00:19

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	02/10/2005 09:49:27

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	02/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	03/11/2005 11:52:32

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance : 14,905,366 As at : 03/01/2005

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	14,905,366

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	04/08/2005 11:08:47

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Countryside Power Income Fund
Symbol : COU.UN
Reporting Period: 04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Nicole Archibald
Phone: 519-435-0298
Email: narchibald@countrysidepowerfund.com
Submission Date:
Last Updated: 05/10/2005 09:42:33

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	05/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	06/10/2005 09:10:16
Last Updated:	06/10/2005 09:09:56

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	06/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	07/08/2005 14:28:47
Last Updated:	07/08/2005 14:28:26

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	07/01/2005 - 07/31/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	07/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	08/09/2005 11:14:46
Last Updated:	08/09/2005 11:14:30

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	519-435-0298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	09/08/2005 15:28:06
Last Updated:	09/08/2005 15:27:38

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	09/01/2005

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	14,905,366

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	519-435-0298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	10/06/2005 10:41:49
Last Updated:	10/06/2005 10:41:36

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	10/01/2005 - 10/31/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	10/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	14,905,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	519-435-0298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	11/09/2005 11:59:09
Last Updated:	11/09/2005 11:58:45

Sept 2005
dec 2005

Nov 4,720,000
new units

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	11/01/2005 - 11/30/2005

Summary

Issued & Outstanding Opening Balance :	14,905,366	As at :	11/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	4,720,000		
Issued & Outstanding Closing Balance :	19,625,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/14/2005	Prospectus Offering/Public Offering	4,720,000
Totals		4,720,000

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	519-435-0298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	12/12/2005 14:20:36
Last Updated:	12/12/2005 14:19:43

Need to add debentures under CCPI Issuer name.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	12/01/2005 - 12/31/2005

Summary

Issued & Outstanding Opening Balance :	19,625,366	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	19,625,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	01/11/2006 11:17:58
Last Updated:	01/11/2006 11:17:43

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	01/01/2006 - 01/31/2006

Summary

Issued & Outstanding Opening Balance :	19,625,366	As at :	01/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	19,625,366		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	02/10/2006 15:15:20
Last Updated:	02/10/2006 15:15:03

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	02/01/2006 - 02/28/2006

Summary

Issued & Outstanding Opening Balance :	19,625,366	As at :	02/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	5,583
Issued & Outstanding Closing Balance :	19,630,949

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/10/2006	Convertible Bonds/Notes/Loans/Debentures	5,583
Totals		5,583

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	03/16/2006 09:38:43
Last Updated:	03/16/2006 09:37:21

- log on to TSX securefile with ID
- print o/s Trust Units sch.
- Select Issuer
- Reporting Forms
Select Form 1 -
- Input Prior Month ending units
- Select "Other Issuances + Cancellations"

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	03/01/2006 - 03/31/2006

Summary

Issued & Outstanding Opening Balance :	19,630,949	As at :	03/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	15,327		
Issued & Outstanding Closing Balance :	19,646,276		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/14/2006	Convertible Bonds/Notes/Loans/Debentures	7,664
03/21/2006	Convertible Bonds/Notes/Loans/Debentures	2,189
03/24/2006	Convertible Bonds/Notes/Loans/Debentures	5,474
Totals		15,327

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	04/10/2006 15:28:18
Last Updated:	04/10/2006 15:25:12

TSX Securefile.

RECEIVED
2005 APR 27 A 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN

Civil Title:	Mr.	
First Name:	Rudolf	
Middle Name:	George	
Surname:	Riedl	
Date of Birth (MM/DD/YYYY):	05/15/1936	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Trustee	05/05/2005

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	05/10/2005 13:45:51

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN

Civil Title:	Dr.		
First Name:	Oskar		
Middle Name:	Thor		
Surname:	Sigvaldason		
Date of Birth (MM/DD/YYYY):	11/08/1937		
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
New	Trustee	05/05/2005

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	*05/10/2005 13:47:09*

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN

Civil Title:	Mr.	
First Name:	Rudolf	
Middle Name:	George	
Surname:	Riedl	
Date of Birth (MM/DD/YYYY):	05/15/1936	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	05/05/2005

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	07/19/2005 18:08:35

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN

Civil Title:	Mr.	
First Name:	Derek	
Middle Name:	Lawrence	
Surname:	Macartney	
Date of Birth (MM/DD/YYYY):		
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Change in Position	Vice President of USE Canada Energy Corp	03/07/2005

This company changed its name to Countryside District Energy Corp on March 7, 2005

Change in Position	Vice President of Countryside District Energy Corp	03/07/2005

Due to name change from USE Canada

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	07/22/2005 17:41:33

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN

Civil Title:	Mr.		
First Name:	John		
Middle Name:	David		
Surname:	Godkin		
Date of Birth (MM/DD/YYYY):			
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
Change in Position	President of USE Canada	03/07/2005
This company changed its name to Countryside District Energy Corp on March 7, 2005		
Change in Position	President of Countryside District Energy Corp.	03/07/2005
Due to name change from USE Canada		

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	07/22/2005 17:46:17

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN

Civil Title:	Dr	
First Name:	Oskar	
Middle Name:	Thor	
Surname:	Sigvaldason	
Date of Birth (MM/DD/YYYY):		
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Director of Countryside Canada	05/05/2005

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	07/22/2005 18:04:22

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0854	CDN	01/20/2005	01/31/2005	02/28/2005

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	01/20/2005 09:05:43

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0854	CDN	02/17/2005	02/28/2005	03/31/2005

Filed on behalf of the Issuer by:

Name: Nicole Archibald
Phone: 519-435-0298
Email: narchibald@countrysidepowerfund.com
Submission Date:
Last Updated: 02/17/2005 08:58:41

9:05 am Confirmed February 24TH as x-dist. date

Send CIBC press release & copy of form 5 submission.

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0854	CDN	03/21/2005	03/31/2005	04/30/2005

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	03/21/2005 09:19:24
Last Updated:	03/21/2005 09:19:24

Called Kay
Confirmed ex-dist. date March 29TH

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0854	CDN	04/20/2005	04/29/2005	05/31/2005

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	04/20/2005 09:21:17
Last Updated:	04/20/2005 09:21:17

confirmed with Kay
ex-dist date Apr 27

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0854	CDN	04/20/2005	05/31/2005	06/30/2005
COU.UN	.0855	CDN	04/20/2005	06/30/2005	07/29/2005

Filed on behalf of the Issuer by:

Name: Nicole Archibald
Phone: 519-435-0298
Email: narchibald@countrysidepowerfund.com
Submission Date: 04/20/2005 09:35:13
Last Updated: 04/20/2005 09:35:13

Confirmed with Kay

ex-dist date May 27 ✓
June 28 ✓

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0854	CDN	07/20/2005	07/29/2005	08/31/2005
COU.UN	.0854	CDN	07/20/2005	08/31/2005	09/30/2005
COU.UN	.0854	CDN	07/20/2005	09/30/2005	10/31/2005

Filed on behalf of the Issuer by:

Name: Nicole Archibald
Phone: 519-435-0298
Email: narchibald@countrysidepowerfund.com

Submission Date: 07/20/2005 09:12:43
Last Updated: 07/20/2005 09:12:43

Confirmed with Kay 9:15 am

ex-dist. date

July 27

Aug 29

Sept 28

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0863	CDN	09/23/2005	09/30/2005	10/31/2005

Details: as discussed with Kay this morning, amount has been changed from July 20, 2005 declaration which was 0.0854 to today's declaratin of 0.0863

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	519-435-0298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	09/23/2005 12:17:44

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0863	CDN	10/20/2005	10/31/2005	11/30/2005
COU.UN	.0863	CDN	10/20/2005	11/30/2005	12/30/2005
COU.UN	.0863	CDN	10/20/2005	12/30/2005	01/31/2006

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	519-435-0298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	10/20/2005 10:10:30
Last Updated:	10/20/2005 10:10:30

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date	
COU.UN	.0863	CDN	01/20/2006	01/31/2006	02/28/2006	27
COU.UN	.0863	CDN	01/20/2006	02/28/2006	03/31/2006	24
COU.UN	.0863	CDN	01/20/2006	03/31/2006	04/28/2006	28

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	519-435-0298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	01/20/2006 08:55:01
Last Updated:	01/20/2006 08:55:01

Confirmed with Kay 9 am

dougdrummond

dec 2005

mar 2006

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date	Ex D.t.
COU.UN	.0863	CDN	04/19/2006	04/28/2006	05/31/2006	26
COU.UN	.0863	CDN	04/19/2006	05/31/2006	06/30/2006	29
COU.UN	.0860	CDN	04/19/2006	06/30/2006	07/28/2006	28

Filed on behalf of the Issuer by:

Name: Douglas Drummond
Phone: 5194350298
Email: ddrummond@countrysidepowerfund.com
Submission Date:
Last Updated: 04/19/2006 09:15:40

Notice of Annual Meeting

MANAGEMENT INFORMATION CIRCULAR

March 27, 2006

COUNTRYSIDE
POWER INCOME FUND

Notice of Annual Meeting of Unitholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of unitholders ("the Unitholders") of Countryside Power Income Fund (the "Fund") will be held on Tuesday, May 9, 2006 at 10:00 a.m. Toronto time in the MacDonald/Brule Room at The Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario for the following purposes:

1. to receive the consolidated financial statements of the Fund for the fiscal period ended December 31, 2005 together with the report of the auditors thereon;
2. to elect Trustees (the "Trustees") of the Fund for the coming year;
3. to consider the nominees of the Fund standing for election as Directors of Countryside Canada Power Inc. and to direct the Trustees to vote the common shares of such company held by the Fund in favour of the election of Directors accordingly;
4. to re-appoint Ernst & Young LLP as auditors of the Fund for the coming year and to authorize the Trustees to fix the remuneration to be paid to the auditors; and
5. to transact such other business that may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 27th day of March, 2006.

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to (416) 368-2502, or by mail **(a)** in the enclosed envelope, or **(b)** in an envelope addressed to Countryside Power Income Fund, c/o Proxy Department, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9. The Trustees of the Fund have fixed the record date for the Meeting as March 28, 2006 (the "Record Date"). Only Unitholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or adjournment thereof. No person who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

Management Information Circular

March 27, 2006

This management information circular is furnished in connection with the solicitation by the Trustees (the "Trustees") of Countryside Power Income Fund (the "Fund") of proxies to be used at the annual meeting (the "Meeting") of holders (the "Unitholders") of trust units (the "Units") of the Fund, to be held on Tuesday, May 9, 2006 at The Toronto Board of Trade in the MacDonald/Brule Room (1 First Canadian Place, 100 King Street West, Toronto, Ontario) commencing at 10:00 a.m. Toronto time, and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. All dollar amounts in this management information circular are expressed in Canadian dollars, unless otherwise indicated.

THE FUND

The Fund is an unincorporated open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated February 16, 2004. The declaration of trust was amended and restated on April 8, 2004, the date of the initial public offering of Units of the Fund. The Fund owns 100% of Countryside Canada Power Inc. ("Countryside Canada").

The Fund was initially established to fund, through Countryside Canada, the acquisition of USE Canada Holdings Corp. now known as Countryside District Energy Holdings Corp., the indirect owner of the district energy systems located in Charlottetown, Prince Edward Island (the "PEI System") and London, Ontario, (the "London System", together with the PEI System, the "District Energy Systems") the acquisition, amendment and additional advances respecting existing loans to U.S. Energy Biogas Corp. ("USEB") (collectively, the "USEB Loans") and the acquisition of a convertible royalty interest in USEB (the "USEB Royalty Interest"). The Fund subsequently acquired indirectly two gas-fired cogeneration plants in California, one located in Ripon, California near San Francisco and the other located in Pomona, California, near Los Angeles (the "Cogen Facilities").

The Fund's objectives are to maintain the stability and sustainability of cash distributions to Unitholders and increase, when prudent, cash distributions per Unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, renewable energy projects and district energy systems.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Fund. The information contained herein is given as at March 27, 2006, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this management information circular, the Unitholders of the Fund will also be sent a form of proxy. The persons named in such proxy are Trustees of the Fund. **A Unitholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Unitholder of the Fund.**

To be valid, proxies must be deposited at the offices of the Transfer Agent of the Fund, CIBC Mellon Trust Company, by mail in the enclosed envelope or in an envelope addressed to Countryside Power Income Fund, c/o CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 or by facsimile to (416) 368-2502. Proxies must not arrive later than 10:00 a.m. Toronto time, on Friday, May 5, 2006. If the Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, Trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Unitholder who has given a proxy may revoke the proxy: **(a)** by completing and signing a proxy bearing a later date and depositing it as aforesaid; **(b)** by depositing an instrument in writing executed by the Unitholder or by his or her attorney authorized in writing at the registered office of the Fund at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or **(c)** in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Units in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Unitholder as indicated on the proxy. In the absence of such specification, such Units will be voted **(a)** FOR the election of the three nominees to the Board of Trustees listed under the heading "Matters to be Considered at the Meeting – *Election of Trustees*" **(b)** FOR directing the Trustees to vote the Fund's shares of Countryside Canada in favour of the election of the four nominees to the Board of Directors of Countryside Canada listed under the heading "Matters to be Considered at the Meeting – Election of Directors of Countryside Canada" and **(c)** FOR the appointment of Ernst & Young LLP as auditors of the Fund.

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this management information circular, the Trustees know of no such amendments, variations or other matter.

QUORUM

A quorum is required for the Meeting. For the Meeting, two or more individuals present in person or by proxy and representing in the aggregate at least 10% of the votes attached to all outstanding Units will constitute a quorum. If a quorum is not present within one-half hour after the time fixed for the holding of the Meeting, the Meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the Chair of the Meeting, and if at such adjourned meeting a quorum is not present, the holders of Units present either in person or by proxy shall be deemed to constitute a quorum.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

The information in this section is of significant importance to Unitholders, as the issued and outstanding Units are not registered in the name of such holders ("Beneficial Holders").

Beneficial Holders should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of Units can be recognized and acted upon at the Meeting. All of the Units are registered in the name of CDS & Co. (the nominee for The Canadian Depository for Securities Limited ("CDS")). CDS maintains books showing its participants, such as investment dealers or brokers, through which the Units are beneficially owned. Investment dealers and brokers maintain their own records showing the beneficial ownership of such Units by their clients. Units held by CDS can be voted only upon the instructions of the Beneficial Holder. Without specific instructions, CDS and its participants are prohibited from voting Units for their clients. The Trustees do not know for whose benefit the Units registered in the name of CDS are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting their Units in person or by way of proxy unless they comply with the procedures described below.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of Unitholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Units to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Units voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Units in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Units as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

The Fund is authorized to issue an unlimited number of Units. As of the date of this management information circular, there were 19,646,276 Units issued and outstanding.

At the Meeting, each Unitholder of record at the close of business on March 28, 2006, the record date established for the notice of the meeting (the "Record Date"), will be entitled to one vote for each Unit held on all matters proposed to come before the Meeting. To the knowledge of the Trustees, no persons beneficially own or exercise control or direction over securities carrying more than 10% of the votes attached to the issued and outstanding Units.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Trustees

The Fund is required to have a minimum of three and a maximum of five Trustees. The number of Trustees is determined from time to time by resolution of the Trustees. The number of Trustees to be elected at the Meeting has been fixed at three. All Trustees shall be Canadian Residents. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as Trustees, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a Trustee but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Trustee elected will hold office until the next annual meeting or until his successor is elected or appointed.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as Trustees:

Name & Municipality of Residence	*Positions and Offices held with the Fund*	*Principal Occupation (Current and over Past Five Years)*	*Date Appointed as a Trustee*	*Ownership or Control Over Units* [1]
V. James Sardo [2], [3] Mississauga, Ontario Canada	Chairman and Trustee	Director of Royal Group Technologies Limited, 2003 – present; Interim President and CEO Royal Group Technologies Limited, November 2004 – May 2005; Corporate Director, Hydrogenics Corporation, 2003 – present; Director, New Flyer Industries Inc., 2005 – present; Trustee, Union Waterheater Income Trust, and Custom Direct Income Fund, 2003 – present; President, Canadian Operations, Moore Corporation Limited, 1999 – 2001; Chief Executive Officer, SMK Speedy International Inc., 1997 – 1999	February 16, 2004	5,000
James R. Anderson [2], [3] Mississauga, Ontario Canada	Trustee and Chairman of Joint Audit Committee	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 – present; Managing Director, Exel Energy Group Inc., 2003 – 2004; Senior Vice President and Chief Financial Officer, Rogers Cable, 2000 – 2002; Senior Vice President of Ontario Electricity Development and Senior Vice President of Strategic Development, Westcoast Energy Inc., 1998 – 2000	February 16, 2004	6,100
Oskar T. Sigvaldason [2], [3] Oakville, Ontario Canada	Trustee and Chairman of Joint Compensation, Nominating and Corporate Governance Committee	Director, Energy Council of Canada; Chair 2004 – 2005; Past Chair 2006; Director 1994 – present; Director; Canadian Electricity Association, 1996 – 2005; Director, Toronto Board of Trade, 2003 – present; President and Chief Executive Officer, Acres Group, 1994 – 2003	May 5, 2005	Nil

(1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually.

(2) Member of the Joint Audit Committee

(3) Member of the Joint Compensation, Nominating and Corporate Governance Committee.

Election of Directors of Countryside Canada

Countryside Canada has a board of directors (the "Board") consisting of four members, all of whom are currently elected by the Fund as holder of all of the common shares of Countryside Canada. Pursuant to the terms of the Declaration of Trust the Unitholders are entitled to pass resolutions directing the Trustees to vote the shares of Countryside Canada in connection with the election of directors ("Director(s)") of Countryside Canada.

The following persons are the proposed nominees of the Fund for election as Directors of Countryside Canada to serve until the next annual meeting of Unitholders of the Fund or until their successors are duly elected or appointed. If any vacancies occur in the slate of the Fund nominees because any nominee is unable to serve or will not serve, discretionary authority conferred by the proxies appointing the Fund nominees will be exercised to grant approval to the Trustees to vote for the election of any other person or persons nominated by the Trustees.

The following table sets forth the name, province or state, and country of residence and principal occupation for each proposed nominee for election as a Director of Countryside Canada. In addition, the table shows the period(s) during which each proposed nominee served as a Director of Countryside Canada and the number of Trust Units that each proposed nominee beneficially owns, directly or indirectly, or exercises control or direction over. The information as to Trust Units beneficially owned, directly or indirectly, is not within the knowledge of the Fund and has been furnished by the respective nominees.

Name & Municipality of Residence	*Positions and Offices held with the Fund and its Subsidiaries*	*Principal Occupation*	*Date Appointed as a Trustee/ Director/Officer*	*Ownership or Control Over Trust Units* (1)
V. James Sardo (2),(3) Mississauga, Ontario Canada	Chairman and Trustee of the Fund, Director of Countryside Canada	Director of Royal Group Technologies Limited, 2003 – present; Interim President and CEO Royal Group Technologies Limited, November 2004 – May 2005; Corporate Director, Hydrogenics Corporation, 2003 – present; Director, New Flyer Industries Inc., 2005 – present; Trustee, Union Waterheater Income Trust, and Custom Direct Income Fund, 2003 – present; President, Canadian Operations, Moore Corporation Limited, 1999 – 2001; Chief Executive Officer, SMK Speedy International Inc., 1997 – 1999	February 16, 2004	5,000
James R. Anderson (2),(3) Mississauga, Ontario Canada	Trustee and Chairman of Joint Audit Committee of the Fund, Director and Chairman of Joint Audit Commitee of Countryside Canada	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 – present; Managing Director, Exel Energy Group Inc., 2003 – 2004; Senior Vice President and Chief Financial Officer, Rogers Cable, 2000 – 2002; Senior Vice President of Ontario Electricity Development and Senior Vice President of Strategic Development, Westcoast Energy Inc., 1998 – 2000	February 16, 2004	6,100
Oskar T. Sigvaldason (2),(3) Oakville, Ontario Canada	Trustee and Chairman of Joint Compensation, Nominating and Corporate Governance Committee of the Fund, Director and Chairman of Joint Compensation, Nominating and Corporate Governance Committee of Countryside Canada	Director, Energy Council of Canada; Chair 2004 – 2005; Past Chair 2006; Director 1994 – present; Director; Canadian Electricity Association, 1996 – 2005; Director, Toronto Board of Trade, 2003 – present; President and Chief Executive Officer, Acres Group, 1994 – 2003	May 5, 2005	Nil (4)
Goran Mornhed Cortland, New York United States	Director of Countryside Canada and President and Chief Executive Officer of Countryside Ventures LLC	President and CEO of Countryside Ventures LLC November 1, 2005 – present; President and Chief Executive Officer, Countryside U.S. Power, Inc, 2004 – October 31, 2005 President and Chief Executive Officer of USEY through October 27, 2004	February 17, 2004	16,520

(1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually. There is only one class of voting securities, which are Units of the Fund.
(2) Member of the Joint Audit Committee.
(3) Member of the Joint Compensation, Nominating and Corporate Governance Committee.
(4) Dr. Sigvaldason intends to purchase 1,000 units of the Fund once the current blackout restrictions expire.

Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP, Chartered Accountants, be re-appointed as auditors of the Fund, to hold office until the next annual meeting of the Unitholders or until their successor is appointed, and that the Trustees be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Fund since its inception. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to re-appoint Ernst & Young LLP as auditors of the Fund and authorize the Trustees to fix their remuneration.

Financial Statements

The financial statements of the Fund for the year ended December 31, 2005 and the Auditors' Report thereon which are included in the annual report of the Fund accompanying this management information circular will be placed before the Unitholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Unitholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

COMPENSATION OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Trustees and Directors

All Trustees currently serve, and are proposed to continue to serve, on the Board of Directors of Countryside Canada (the "Countryside Canada Board").

Each Trustee is entitled to receive an annual retainer of $20,000, $1,500 per meeting attended and $1,250 per committee meeting attended (up to a maximum of $4,000 per day). The Chairman will receive an additional $15,000 per year as well as $8,000 in Fund Units and shall be reimbursed $500 per month for expenses relating to the performance of his duties. Each Committee Chair will receive an additional fee of $3,000 annually. Each non-management and non-Trustee Director of Countryside Canada is entitled to receive an annual retainer of $20,000 per year and $1,500 per meeting. Members of management or Countryside Ventures LLC who serve as Trustees or Directors do not receive any additional remuneration for acting in the capacity of Trustee or Director.

All Trustees and Directors are reimbursed for out-of-pocket expenses for attending meetings and related duties. The total reimbursed during 2005 was approximately $17,700.

Compensation of Executive Officers

Under applicable securities legislation, the Fund is required to disclose certain financial and other information relating to the compensation of its Chief Executive Officer, its Chief Financial Officer and the Fund's three most highly compensated executive officers (other than the Chief Executive Officer or Chief Financial Officer).

From April 8, 2004 through October 31, 2005 the Fund's three most highly compensated executive officers were Goran Mornhed, President and Chief Executive Officer of Countryside U.S. Power Inc. a wholly owned subsidiary of Countryside Canada, ("Countryside U.S. Power"), Edward Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power and Allen Rothman, Senior Vice President and Secretary of Countryside U.S. Power.

On September 23, 2005, Countryside Canada, Countryside US Holding Corp., a wholly-owned subsidiary of Countryside Canada, ("Countryside U.S. Holding") and, an independent company, Countryside Ventures LLC (the "Manager") entered into a Management Agreement (the "Management Agreement") under which, effective November 1, 2005, the Manager provides management and administrative services to the Fund and its subsidiaries as well as new growth opportunities. Under the Management Agreement, Countryside Ventures is obligated to provide the services of three qualified individuals who, in their capacity as officers of the Manager will provide services that would customarily be provided by senior officers of Countryside Canada and its subsidiaries ("Executives"). Effective November 1, 2005, Countryside U.S. Power ceased compensating Messrs. Mornhed, Campana and Rothman. Effective such date, Messrs. Mornhed, Campana and Rothman were designated as Executives by the Manager to provide the services that would customarily be provided by the President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Senior Vice President and Secretary, respectively, of Countryside Canada and Countryside U.S. Holding.

The Executives receive compensation payments from the Manager. Subject to the terms and conditions of the Management Agreement, Countryside Canada and Countryside US Holding reimburse the Manager for such compensation-related payments, including certain base compensation and short term incentive payments. Certain of the provisions of the Management Agreement relating to compensation are summarized in the "Report on Executive Compensation" by the Joint Compensation, Nominating and Corporate Governance Committee. For a more detailed and extensive discussion of the Management Agreement, reference should be made to the section of the 2005 Annual Information Form entitled "The Management and Administration Agreements-Management Agreement" as well as the Prospectus of the Fund and Countryside Canada filed with securities regulators on November 8, 2005 pages 25 to 29 which are incorporated by reference and filed on www.sedar.com.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below provides a summary of salary and other annual compensation earned by the Executives for the year ended December 31, 2005 as employees of Countryside U.S. Power through October 31, 2005 and compensation related payments received from the Manager to the extent reimbursed by Countryside Canada and/or Countryside US Holding, and the comparative 267-day period from April 8, 2004 (when the Units of the Fund were listed for trading on the Toronto Stock Exchange) to December 31, 2004 during which such Executives were employed by Countryside U.S. Power.

For the year ended December 31, 2005
(Canadian Dollars)

	Year ended December 31, 2005(and 267-days in respect of 2004) Annual Compensation						*Long-Term Compensation Awards*	*All Other Compensation*
Name and Principal Position	Year	Salary[1] ($)	STIP[5] ($)	Other Annual Compensation ($)	Aggregate Securities Under Options/ SAR's Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP and other payouts[6] ($)	Other[7] ($)
Goran Mornhed, President and Chief Executive Officer of Countryside Ventures LLC	2005	118,720[2] 130,592[3]	161,936	-[4]	Nil	Nil	Nil	14,105
	2004	122,578	Nil	-[4]	Nil	Nil	Nil	-
Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside U.S. Power Inc.	2005	103,880[2] 106,849[3]	132,582	-[4]	Nil	Nil	Nil	13,833
	2004	98,505	Nil	16,160	Nil	Nil	Nil	-
Allen Rothman, Senior Vice President & Secretary of Countryside Ventures LLC	2005	103,880[2] 92,008[3]	121,452	-[4]	Nil	Nil	Nil	14,975
	2004	98,505	Nil	-[4]	Nil	Nil	Nil	-

Notes:

(1) The salary and other compensation amounts are in respect of the year ended December 31, 2005 and the 267-day period from April 8, 2004 to December 31, 2004. These amounts are fixed and paid in U.S. dollars and have been translated into Canadian Dollars in the table above at the average exchange rate in effect for the 12-month period ended December 31, 2005 and for the 267 day period from April 8 to December 31, 2004 for the purposes of this filing.

(2) The executive officers were paid for the first 10 months of 2005 by Countryside U.S. Power.

(3) For the last two months of 2005, such executive officers received compensation related payments from the Manager, including a lump sum payment to true up their salaries for the period from July 1 to November 1, 2005, to the new base salary levels agreed to be reimbursed to the Manager under the Management Agreement.

(4) Did not meet threshold for disclosure.

(5) Includes both Acquisition Short-Term Incentive Plan ("STIP") paid in 2005 and Operational STIP relating to 2005, approved by the board and paid in 2006.

(6) Long-Term Incentive Plan ("LTIP") is paid to the Manager. The total amount of LTIP paid to the Manager in 2005 was approximately $1,515,000. Additionally, on June 29, 2005, the Manager was reimbursed approximately $437,000 for expenses incurred in connection with the acquisition of Ripon Power LLC.

(7) Includes 401K benefits and life Insurance premiums.

Employment Contracts

Effective November 1, 2005, the Manager designated Messrs. Mornhed, Campana and Rothman to serve as Executives under the Management Agreement. Messrs. Mornhed, Campana and Rothman each signed a Management Services Agreement with the Manager under which they will provide certain services associated with the role they are to fill as an Executive.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS OF THE FUND

The respective Trustees, Directors and executive officers of the Fund did not have any indebtedness to the Fund in respect of the year ended December 31, 2005 or the 267-day period ended December 31, 2004. The Fund has not guaranteed any indebtedness of any such persons.

EXECUTIVE COMPENSATION REPORT

Composition of the Joint Compensation, Nominating and Corporate Governance Committee

The Fund and Countryside Canada maintain a Joint Compensation, Nominating and Corporate Governance Committee. Such committee reviews and makes recommendations concerning nominations of Trustees and Directors of Countryside Canada, appointment of Directors to Fund subsidiaries, the appointment of officers of Countryside Canada and its subsidiaries and the hiring, compensation, benefits and termination of key employees of the Fund and its subsidiaries as applicable. Such committee shall also participate in the recruitment of any replacement of any Executive provided that the decision of whether to hire such replacement shall be made by the Manager subject to the approval of Countryside Canada and Countryside US Holding, such approval not to be unreasonably withheld or denied. Such committee annually reviews the goals and objectives of the Manager and the Executive performing the services of Chief Executive Officer for the upcoming year and provides an appraisal of their performance. The committee also reviews and makes recommendations respecting adjustments to Base Compensation under the Management Agreement and establishment of Operating Objectives for the Short-Term Incentive Plan ("STIP") under the Management Agreement and the determination of whether they have been reached. The committee also makes recommendations regarding Fund employee bonus plans. Such committee is responsible for developing the Fund's approach to corporate governance issues including Fund policies relating thereto and periodically reviewing the composition and effectiveness of the Board and the subsidiary boards and the contribution of individual Trustees and Directors.

The Joint Compensation, Nominating and Corporate Governance Committee is comprised of the three Trustees: Messrs. Oskar T. Sigvaldason (Chair), V. James Sardo and James R. Anderson. Oskar T. Sigvaldason was elected to the Trustee position formerly occupied by Rudy G. Reidl on May 5, 2005. Mr. Sigvaldason serves as a Trustee, a member of each Fund subsidiary board (except for Countryside U.S. Power) and serves on both the Joint Audit Committee and the Joint Compensation, Nominating and Corporate Governance Committee. According to its Charter, all members of the Joint Compensation, Nominating and Governance Committee must be independent of management and the Manager and therefore no member of the Joint Compensation, Nominating and Corporate Governance Committee is an officer, employee or former officer or employee of the Fund, the Manager or any of their affiliates.

Report on Executive Compensation by the Joint Compensation, Nominating and Corporate Governance Committee

The Joint Compensation, Nominating and Corporate Governance Committee's philosophy in structuring the compensation-related provisions of the Management Agreement, was to retain the services of the senior management team critical to the success of the Fund and to motivate them to enhance unitholder value through compensation which is largely performance-based and structured to align the interests of the Executives with the interests of Unitholders.

These objectives are met by the three key compensation-related components of the Management Agreement: **(a)** the reimbursement by Countryside Canada and Countryside US Holding of the Manager's payments of Base Compensation to the Executives, **(b)** the reimbursement by Countryside Canada and Countryside US Holding of the Manager's STIP payments to the Executives and **(c)** the award to the Manager of the Long-Term Incentive Plan ("LTIP") Interest (defined below) with respect to each Development Asset (defined below).

Commencing November 1, 2005 the Manager is entitled to an annual minimum aggregate expense reimbursement of US $775,000, representing the annual compensation paid to the Executives (the "Base Salary"), as well as all associated costs, including wage burden and the cost of providing the benefits to the executives (collectively the "Base Compensation"). The Base Compensation will be subject to annual review and periodic adjustment as agreed to in good faith by the parties from time to time and subject to independent reviews by third party compensation experts.

In addition to the Base Compensation and other expense reimbursement, Countryside US Holding and, if applicable, Countryside Canada, also reimburse the Manager for payments made by the Manager to the Executives under a STIP adopted by the Manager that is consistent with the terms and conditions of the Management Agreement. Countryside US Holding, and if applicable, Countryside Canada reimburse the Manager an amount in respect of the STIP equal to 50% of the Base Compensation ("STIP Pool"), provided that payments will be made based on: (i) meeting certain objectives relating to managing Countryside that are recommended annually by the Manager and subject to the approval of the Directors of Countryside US Holding and, if applicable, the compensation committee of Countryside Canada in their discretion (the "Operating Objectives"); and (ii) successfully sourcing and consummating an acquisition or investment on behalf of Countryside (the "Acquisition Objective"). In each year, 25% and 75% of the STIP Pool will be available to reimburse the Manager for payments made for achieving the Operating Objectives and the Acquisition Objective, respectively. However, the payment to reimburse the Manager for meeting the Acquisition Objective shall not be less than US$291,000 in each year. The STIP Pool is non-cumulative from year to year. The Manager will be reimbursed by Countryside US Holding and/or Countryside Canada: (i) for meeting the Operating Objectives, by payment of both freely tradeable Units and cash; and (ii) for meeting the Acquisition Objective by cash payment only, in accordance with the conditions described in the Management Agreement. Any Units delivered to the Executives under the STIP will be required to be held until the earlier of the termination of the Management Agreement or the termination of the Executive's involvement with the Manager. The initial levels of the Base Compensation and the STIP Pool were negotiated between the Joint Compensation, Nominating and Governance Committee and the Manager. The Committee was advised by an independent compensation consultant during such negotiations.

The Manager or a designated affiliate is entitled to receive an LTIP payment in the form of a subordinated interest in each new asset, company or investment (including Ripon Power LLC) acquired or made, directly or indirectly, by Countryside US Holding, Countryside Canada or their affiliates and originated, structured or developed through the efforts of the Manager or an Affiliate of the Manager (a "Development Asset"). The Manager or its applicable affiliate is entitled to a distribution from the Development Asset of operating cash flow equal to 25% of the cash distributions made by the Development Asset in excess of the base level distribution that is required to be paid to Countryside US Holding or Countryside Canada (as applicable) by the Development Asset to reflect the cost of interest payments on debt incurred and Unitholder distributions on equity raised to fund the purchase of the Development Asset (the "Base Level Distribution"). Payments to the Manager will be made at the same time as the distribution is made to Countryside US Holding or Countryside Canada or their affiliates (as applicable).

The Manager and Countryside US Holding and Countryside Canada each have the right to cause the LTIP Interest to be exchanged for Fund Units subject to terms and conditions set forth in the Management Agreement.

The Management Agreement has an initial 20-year term and will be automatically renewed for additional five-year terms unless, Countryside US Holding and Countryside Canada, who are independent of the Manager, determine that the Management Agreement will not be renewed and notify the Manager accordingly, in accordance with the Management Agreement. The Manager on the one hand and Countryside US Holding and Countryside Canada on the other, each have the right to terminate the Management Agreement before the expiration of its term under specified circumstances.

In addition, the Manager may terminate the Management Agreement (i) at any time after the first five years of the term of the Agreement or (ii) at any time within one year of a Change of Control (as defined in the Management Agreement), upon 180 days' written notice to Countryside US Holding and Countryside Canada. In the event of such a termination, the Manager will be entitled to reimbursement from Countryside US Holding and Countryside Canada for actual reasonable costs associated with termination. Countryside US Holding and Countryside Canada have the right to jointly terminate the Management Agreement at any time after the first five years of the term of the Management Agreement with the payment to the Manager of a fee equal to (i) its actual costs associated with the termination plus an amount equal to two times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving the Operating Objectives or, (ii) if such termination occurs within 12 months of a Change of Control, 2.9 times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving certain stated operating objectives. In the event of a Change of Control, Countryside US Holding and Countryside Canada will have the right to jointly terminate the Agreement at any time with the payment to the Manager of a fee calculated in accordance with the provisions of the Management Agreement.

The Fund and Countryside Canada reimburse Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager (the "Administrator") for base compensation and incentive compensation payments made to employees of the Administrator under the Management and Administration Agreement by and among the Fund, Countryside Canada and the Administrator dated September 26, 2005 (the "Administration Agreement").

Chief Executive Officer Compensation

The annual salary for Mr. Mornhed through October 31, 2005 was determined based upon the employment agreement described under "Compensation of Trustees, Directors and Executive Officers - Employment Contracts". Under the Management Agreement, Countryside US Holding and Countryside Canada reimburse the Manager for Base Compensation Payments and STIP payments made to the Executives including Mr. Mornhed. See "Executive Compensation Report-Report on Executive Compensation by the Joint Compensation, Nominating and Corporate Governance Committee", pages 9-11.

JOINT AUDIT COMMITTEE INFORMATION

The Fund and Countryside Canada maintain a Joint Audit Committee. A complete description of our Joint Audit Committee Information is contained in the Fund's Annual Information Form for the year ending December 31, 2005 under the section heading "Joint Audit Committee" and in Schedule A thereto filed on SEDAR at www.sedar.com which section is incorporated by reference in this management information circular.

FUND PERFORMANCE GRAPH

The following graph compares the total return for $100 invested in Units from April 8, 2004 (the date of the closing of the initial public offering of the Units) with the total return of the S&P/TSX Income Trust Index and the total return of the S&P/TSX Composite Index, assuming reinvestment of distributions in additional Trust Units.


150
140
130
120
110
100
90
80
Apr 04
Jun 04
Sept 04
Dec 04
Mar 05
June 05
Sept 05
Dec 05
S&P/TSX Income Trust Index
S&P/TSX Composite Index
Countryside Power Income Fund

	Apr 04	Jun 04	Sept 04	Dec 04	Mar 05	Jun 05	Sept 05	Dec 05
S&P/TSX Income Trust Index	100	98.57	107.14	116.25	119.08	125.58	141.40	140.13
S&P/TSX Composite Index	100	96.74	98.13	104.68	108.82	112.10	124.66	127.61
Countryside Power Income Fund	100	91.53	96.10	99.66	99.47	104.77	116.32	105.40

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Trustees, other than as disclosed in this management information circular, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed nominee for election as a Trustee, or any associate or affiliate of any such persons, had any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Fund or its subsidiaries. Messrs. Mornhed, Campana and Rothman are members of the Manager, a party to the Management Agreement. See "Executive Compensation Report – Report on Executive Compensation by the Joint Compensation, Nominating and corporate Governance Committee", pages 9-11.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Fund is administered by the Board of Trustees of the Fund (the "Board") with the support of the Manager. Countryside Canada, a wholly owned subsidiary of the Fund, serves as the holding company for the Fund's operating businesses. The Countryside Canada Board consists of all three members of the Board and Goran Mornhed. The Board and the Countryside Canada Board together maintain a Joint Audit Committee and a Joint Compensation, Nominating and Corporate Governance Committee in each case currently consisting of the three members of the Board.

The Board believes that sound corporate governance practices are in the interest of Unitholders and contribute to prudent and effective decision-making. As such, the Board is committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the "OSC") has proposed various guidelines, which came into force on June 30, 2005, and which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The Board and the Countryside Canada Board have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1. Board of Trustees

- **a.** All members of the Board are independent; V. James Sardo, James R. Anderson and Oskar T. Sigvaldason.
- **b.** The three independent Trustees also serve as Directors on boards of several other corporations. V. James Sardo serves on the boards of Royal Group Technologies Limited and Hydrogenics Corporation. In addition, Mr. Sardo is a Trustee of Union Waterheater Income Trust and Custom Direct Income Fund. James R. Anderson serves as Executive Vice President and Chief Financial Officer of Denison Mines Inc. Oskar T. Sigvaldason serves as a Chair and Director on the board of Energy Council of Canada and also serves as a Director of the Toronto Board of Trade.
- **c.** Independent Trustees hold regularly scheduled meetings at which members of management are not in attendance. During the year ended December 31, 2005, the independent Trustees held four such meetings.
- **d.** The following table sets forth the number of Board and committee meetings held and attendance by Trustees for the year ended December 31, 2005.

Meetings Attended (in person or by telephone)

Trustee/Director	*Board of Trustees*	*Joint Audit Committee*	*Joint Compensation, Nominating and Corporate Governance Committee*
V. James Sardo	14 of 14	4 of 4	12 of 12
James R. Anderson	14 of 14	4 of 4	12 of 12
Oskar T. Sigvaldason (*)	10 of 10	2 of 2	7 of 10
Rudy G. Reidl (**)	3 of 3	2 of 2	2 of 2

(*) Oskar T. Sigvaldason became a Trustee of the Fund and a Director of Countryside Canada on May 5, 2005.

(**) Rudy G. Reidl's term as a Trustee of the Fund and a Director of Countryside Canada expired upon Mr. Sigvaldason's election on May 5, 2005.

2. Board Mandate

The Amended and Restated Mandate of the Board of Trustees is included as Exhibit A to this management information circular.

3. Position Descriptions

The Position description for the Chair of the Board of Trustees is set forth in the Amended and Restated Mandate of the Board of Trustees that is included as Exhibit A to this management information circular. The position description for the Chair of the Joint Audit Committee was approved by the Joint Compensation, Nominating and Corporate Governance Committee. The position description for CEO was approved by the Trustees before the Management Agreement was executed and continues to be used to describe the position of the Executive filling the role of CEO under the Management Agreement. The position descriptions for Chair of the Board of Trustees and Chair of the Audit Committee are as follows:

Responsibilities of Chair of the Board of Trustees of the Fund

The role and responsibilities of the Chair of the Board of Trustees of the Fund are set out below:

(i) the Chair shall be expected to attend and chair meetings of the Board of Trustees of the Fund and Unitholders of the Fund;

(ii) the Chair shall be an independent Trustee;

(iii) the Chair shall not be expected to and shall not perform policy making functions other than in his or her capacity as a Trustee of the Fund. The Chair shall not have the right or entitlement to bind the Fund in his or her capacity as Chair;

(iv) the Chair shall provide direction with respect to the dates and frequencies of board meetings and related committee meetings. The Executive designated by the Manager to serve the function of CEO and the Chair shall liase to prepare board meeting agendas;

(v) the Chair shall ensure that the Board of Trustees understands the boundaries between board and management responsibilities; and

(vi) the Chair shall ensure that the Board of Trustees carries out its responsibilities effectively, which will involve the board meeting on a regular basis without the Manager or other members of management present and may involve assigning responsibility for administering the board's relationship with the Manager and other senior managers to a committee of the Board of Trustees.

Responsibilities of the Chair of the Joint Audit Committee

The role and responsibilities of the Chair of the Joint Audit Committee include the following:

(i) The Audit Committee Chair shall be the liaison between the Committee and each of the Fund's and Corporation's management (including the Manager), internal auditor and external auditor, promoting open and constructive discussions between members of the Committee and each of these parties.

(ii) the Audit Committee Chair shall promote the proper flow of information to the Committee to keep the Committee fully apprised of all matters which are material to the Fund at all times.

(iii) the Audit Committee Chair shall organize and present the agenda for Committee meetings.

(iv) the Audit Committee Chair shall monitor the adequacy of materials provided to the Committee by management (including the Manager) in connection with the Committee's deliberations;

(v) the Audit Committee Chair shall preside over meetings of the Committee including *in camera* meetings of the Committee.

(vi) the Audit Committee Chair shall report to the Board on the activities of the Committee as contemplated in the Committee's Charter.

4. Orientation and Continuing Education

The Manager, working with the Board, has embarked upon a process to provide orientation opportunities for new Trustees to familiarize them with the Fund and its business. All new Trustees will participate in an active orientation program within two months of joining the Board. To date, all of the Fund's Trustees have visited some of the Fund's Facilities to obtain an understanding of the operations. A majority of the Trustees have also attended the Fund's corporate headquarters in London, Ontario for a visit with staff and a tour of that office's operations. Additionally, the orientation program will include presentations by senior management to familiarize new Trustees with the Fund's strategic plans, significant financial, accounting and risk management issues, Fund policies, the Code of Business Conduct and Ethics, its principal officers and independent auditors. All Trustees are also encouraged to attend, at the Fund's expense, at least one Director continuing education program per year offered by various organizations concerning corporate governance or other issues related to the Fund's business.

5. Ethical Business Conduct

On April 27, 2004, the Board adopted a written Code of Business Conduct and Ethics for the Fund (the "Code"), which contains written standards that are designed to promote integrity and to deter wrongdoing. The Code was amended and restated on March 9, 2006 ("The Restated Code"). The Restated Code is filed on www.sedar.com and is available on the Fund's website at www.countrysidepowerfund.com. The Restated Code addresses the following issues:

a. Compliance with Laws, Rules and Regulations
b. Conflicts of Interest
c. Confidentiality
d. Corporate Opportunities
e. Protection and Proper Use of Fund Entity Assets
f. Competition and Fair Dealing
g. Gifts and Entertainment
h. Payments to Government Personnel
i. Discrimination and Harassment
j. Health and Safety
k. Accuracy of Records and Recording
l. Use of E-mail and Internet Services
m. Reporting any Illegal or Unethical Behaviour

To ensure Trustees of the Fund exercise independent judgement in considering transactions, agreements or decisions in respect of which a Trustee, Countryside Canada Director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board follows a practice whereby any such individual must not cast a vote on any such matter.

The Board is responsible for enforcing the Code, as well administering the Fund's Joint Audit Committee "Whistleblower Policy". Any person may report complaints or concerns to the Chair of the Joint Audit Committee. The "Whistleblower Policy" requires that such complaints or concerns will be kept confidential to the fullest extent possible.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Fund's Trustees or executive officers are to be granted by the Board of Trustees only (or a committee of the Board of Trustees, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

6. Nomination of Directors and Compensation

The Board of Trustees and the Board of Directors of Countryside Canada has appointed a Joint Compensation, Nominating and Corporate Governance Committee comprised entirely of independent members.

The Joint Compensation, Nominating and Corporate Governance Committee charter clearly establishes the committee's purpose, responsibilities, composition, reporting requirements, structure and process. In addition, the Committee has the authority to retain and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Joint Compensation, Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Trustees the new Trustee nominees for the next annual meeting of Unitholders. In making its recommendations, the Joint Compensation, Nominating and Corporate Governance Committee considers:

a. the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

b. the competencies and skills that the Board considers each existing Trustee to possess; and

c. the competencies and skills each new nominee will bring to the boardroom.

At a meeting of the committee held on March 9, 2006, the committee considered the current composition of the board and determined that no new members were required at this time.

The Joint Compensation, Nominating and Corporate Governance Committee is also responsible for:

(i) reviewing and approving Fund goals and objectives relevant to reimbursement of Base Compensation and STIP Pool for the Executives (including the Executive fulfilling the role of CEO), evaluating the performance of the Manager and the Executive fulfilling the role of CEO in light of those Fund goals and objectives, and negotiating (or making recommendations to the Directors of Countryside Canada and Countryside US Holding) with respect to adjustments to Base Compensation and STIP Pool levels based on this evaluation;

(ii) making recommendations to the Board of Trustees and boards of Directors of the Fund's subsidiaries with respect to non-Executive officer and Trustee compensation, incentive-compensation plans and equity-based plans; and

(iii) reviewing executive compensation disclosure before the Fund publicly discloses this information.

During fiscal 2005, an independent compensation consultant was retained to assist the Joint Compensation, Nominating and Corporate Governance Committee in determining (i) the appropriate structure of the Fund's senior management arrangements and compensation levels within such structure (ii) levels of Trustee and Director compensation and (iii) the appropriate levels of compensation for the Fund's Canadian based management.

7. Other Board Committees

The Fund has no Committees other than the Joint Audit Committee and the Joint Compensation, Nominating and Corporate Governance Committee.

8. Assessments

The Joint Compensation, Nominating and Corporate Governance Committee is responsible for the regular assessment of the effectiveness of the Trustees as a whole, the committees of the Boards and the contributions of individual Trustees and Board members. At a recent meeting of the Joint Compensation, Nominating and Corporate Governance Committee, the matter was first addressed and a process was established to address this matter in early calendar 2006. This process will be used with respect to both the appointment of new Trustees and Directors and the assessment of continuing Trustees and Directors.

OTHER BUSINESS

The Trustees are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Fund's financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005.

Copies of the Fund's financial statements for such fiscal year, together with the report of the auditors thereon, management's discussion and analysis, the interim financial statements of the Fund for periods prior to the end of the Fund's current fiscal year end, the current annual information form (together with any document incorporated therein by reference) of the Fund and this management information circular are available on SEDAR at www.sedar.com, or upon written request from the Secretary of Countryside Power Income Fund, 495 Richmond Street, Suite 920, London, Ontario N6A 5A9. Much of this information is also available on our website at www.countrysidepowerfund.com.

APPROVAL OF TRUSTEES

The contents and the sending of this management information circular to the Unitholders have been approved by the Board of Trustees of the Fund.

Dated: March 27, 2006

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Exhibit A to Management Information Circular

March 27, 2006

COUNTRYSIDE POWER INCOME FUND
Amended and Restated Mandate of the Board of Trustees

The Declaration of Trust provides that the investments and affairs of Countryside Power Income Fund (the "Fund") will be subject to the control and authority of a minimum of three and a maximum of five trustees ("Trustees"). The Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund pursuant to section 9.2 of the Declaration of Trust. The responsibilities of the board of trustees ("Board of Trustees") described herein are made pursuant to such provision and do not impose any additional responsibilities or liabilities on the Trustees at law or otherwise. This Amended and Restated Mandate of the Board of Trustees is intended to update the Mandate of the Board of Trustees so that it is consistent with (a) the management arrangements set forth in (i) the Management Agreement by and among Countryside Ventures LLC ("Countryside Ventures"), Countryside Canada Power, Inc., ("Countryside Canada") and Countryside US Holding Corp. ("Countryside US Holding") dated as of September 23, 2005 (the "Management Agreement")and (ii) the Management and Administration Agreement by and among Countryside Canada Ventures Inc. ("Countryside Canada Ventures" and together with Countryside Ventures, the "Manager"), the Fund and Countryside Canada as of September 26, 2005 and (b) National Policy 58-201, Corporate Governance Guidelines.

Composition

The Board of Trustees shall be constituted with a majority of individuals who qualify as independent Trustees.

Responsibilities of the Board of Trustees

The Board of Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund pursuant to section 9.2 of the Declaration of Trust and in that regard shall be specifically responsible for:

(i) the adoption of a strategic planning process and approval, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the Fund's business and investments and ensures the Fund's strategic plan is aligned with the long-term interests of unitholders of the Fund;

(ii) to the extent feasible, satisfying itself as to the integrity of the Executives designated by the Manager pursuant to and as defined by Section 2.03 of the Management Agreement and that the Executives create a culture of integrity throughout the organization;

(iii) the identification of the principal risks for the Fund and ensuring the implementation of appropriate risk management systems;

(iv) ensuring that the Fund complies with all applicable laws and legal requirements;

(v) succession planning including appointing, training and monitoring senior management and , to the extent provided in the Management Agreement, Executives ;

(vi) adopting a communications policy which enables the Fund to communicate effectively and addresses how the Fund interacts with all of its stakeholders, including analysts and the public, contains measures for the Fund to avoid selective disclosure and is reviewed at such intervals or times as the board deems appropriate;

(vii) establishing and maintaining a standing audit committee of the Board of Trustees (the "Audit Committee") which may take the form of a joint audit committee including members of the board of directors of Countryside Canada ("Directors") provided that all members meet all applicable requirements for independence;

(viii) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the Board of Trustees deems appropriate;

(ix) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the audited, interim and any other publicly announced financial information of the Fund;

(x) receiving recommendations of the Audit Committee respecting, and reviewing and approving policies and procedures to ensure the integrity of Fund's internal controls and management information systems;

(xi) developing the Fund's approach to compensation, board nominations and governance, including developing a set of nominating and governance principles and guidelines that are specifically applicable to the Fund and establishing and maintaining a standing compensation, nominating and corporate governance committee of the Board of Trustees (the "Compensation, Nominating and Corporate Governance Committee") which may take the form of a joint committee including Directors of Countryside Canada provided that all members meet all applicable independence requirements;

(xii) implementing a process for assessing the effectiveness of the Board of Trustees as a whole, the committees of the board and the contribution of individual Trustees which, with the assistance of the Compensation, Nominating and Corporate Governance Committee (a) considers the competencies and skills each board as a whole should possess and (b) assesses the competencies and skills each existing Trustee or Director possesses;

(xiii) implementing a process for examining the size of the Board of Trustees and undertaking, where appropriate, a program to establish a board size which facilitates effective decision-making;

(xiv) implementing a process, with the assistance of the Compensation, Nominating and Corporate Governance Committee, for reviewing the adequacy and form of compensation of Trustees and ensuring that compensation realistically reflects the responsibilities and risk involved in being a Trustee;

(xv) meeting regularly with the Manager and, where appropriate other members of management to receive reports respecting the performance of the Fund, new and proposed initiatives, the Fund's business and investments, management concerns and any areas of concern involving the Fund; and

(xvi) meeting regularly without non-independent Trustees, the Manager, the Executives or other members of management.

While the Board of Trustees is called upon to "manage" the business of the Fund, this is done by proxy through the Manager and appointed executives of the Fund's subsidiaries. The Board of Trustees is responsible for the on-going strategic planning process of the Fund, approves the goals of the business, the strategies and policies within which it is managed, and then steps back and evaluates Manager performance and the performance of other senior managers. Reciprocally, the Manager keeps the board of Trustees fully informed of the progress of the Fund and its subsidiaries towards the achievement of their established goals and of all material deviations from the goals or objectives and policies established by the Board of Trustees in a timely and candid manner.

It is recognized that every Trustee in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Fund. Trustees must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, Trustees are expected to carry out their duties in accordance with policies adopted by the Board of Trustees from time to time.

It is expected that the Manager and other senior managers will co-operate in all ways to facilitate the Trustees' compliance with their legal duties by causing the Fund and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board of Trustees that may affect such compliance.

Responsibilities of Chair of The Board of Trustees of the Fund

The role and responsibilities of the Chair of the Fund are set out below:

(i) the Chair shall be expected to attend and chair meetings of the Board of Trustees of the Fund and unitholders of the Fund;

(ii) the Chair shall be an independent Trustee;

(iii) the Chair shall not be expected to and shall not perform policy making functions other than in his or her capacity as a Trustee of the Fund. The Chair shall not have the right or entitlement to bind the Fund in his or her capacity as Chair;

(iv) the Chair shall provide direction with respect to the dates and frequencies of board meetings and related committee meetings and the Executive designated by the Manager to serve the functions of Chief Executive Officer of the Fund's businesses ("CEO") and the Chair shall liase to prepare board meeting agendas;

(v) the Chair shall ensure that the Board of Trustees understands the boundaries between board and management responsibilities; and

(vi) the Chair shall ensure that the Board of Trustees carries out its responsibilities effectively, which will involve the board meeting on a regular basis without the Manager or other members of management present and may involve assigning responsibility for administering the board's relationship with the Manager and other senior managers to a committee of the Board of Trustees.

Duties of Chairman of The Board of Trustees

- The Chair to encourage a professional environment and productive process for the Board of Trustees.
- The Chair shall ensure that the Manager and senior managers are acting through its strategies, decisions and actions in the long term interests of all of its Unitholders.
- The Chair shall meet or confer regularly with the CEO to review Board of Trustees issues and to receive advance information and/or presentations on matters to be placed before the Board of Trustees.
- The Chair shall consult with the CEO on questions of business policy and to act as his confidant.
- The Chair shall visit offices and operations from time to time; such visits to be co-ordinated by the Manager.
- The Chair shall serve as an external liaison in support of, and in co-operation with, the Executives and other senior managers.
- The Chair shall receive reports of the Secretary.

Decisions Requiring Prior Approval of the Board of Trustees

Approval of the Board of Trustees shall be required for:

(i) distributions;

(ii) significant acquisitions/dispositions;

(iii) related party transactions;

(iv) decisions with respect to the Development Agreement and Improvement Agreement;

(v) the release of any financial information to be publicly disseminated;

(vi) the issuance or repurchase of trust units of the Fund;

(vii) the terms of reference of committees of the Board of Trustees; and

(viii) any other matter that would give rise to a "material change" to the Fund.

The foregoing list is intended to specify particular matters requiring Board of Trustees approval and is not intended to be an exhaustive list.

Measures for Receiving Trust Unitholder Feedback

All publicly disseminated materials of the Fund shall provide for a mechanism for feedback of trust Unitholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Trustees on a semi-annual basis or at such other more frequent intervals as they see fit.

Meetings

The Board of Trustees will meet not less than four times per year: three meetings to review quarterly results; and one, following the annual general meeting. A quorum for the meetings shall be a majority of the Board of Trustees then holding office.

From time to time Trustees may be asked to participate in board retreats which may last one to three days.

Meeting Guidelines

Trustees will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. Administrative matters (eg., bank signing resolutions, etc.) which require a vote will be batched for voting purposes. Trustees will be expected to ask questions relating to batched items in advance of the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that Trustees can focus on reviewing the related materials. Senior management (including Executives) will be made accessible to Trustees at board meetings and committee meetings to fulfill their obligations.

Remuneration

Remuneration will be established upon the recommendation of the Compensation, Nominating and Corporate Governance Committee and shall be at a level which will attract and motivate professional and competent members.

Telephone Board Meetings

Pursuant to the Trust Declaration, a Trustee may participate in a meeting of the Trustees or in a committee meeting by means of telephone or such other communications facilities as permit all persons participating in the meeting to hear each other and a Trustee participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board of Trustees to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters, telephone board meetings may be required to be called in order for Trustees to be in a position to better fulfill their legal obligations. Alternatively, the Manager may request the Trustees approve certain matters by unanimous consent.

Expectations of Management

The Manager shall be required to report to the Board of Trustees at the request of the Board of Trustees on the performance of the Fund, new and proposed initiatives, the Fund's business and investments, management concerns and any other matter the Board of Trustees or its Chair may deem appropriate. In addition, the Board expects the Manager to promptly report to the Chair of the Board of Trustees any significant developments, changes, transactions or proposals respecting the Fund or its subsidiaries.

Definitions

"independent Trustee" means a Trustee who has no direct or indirect material relationship with the Fund or its affiliates or the Manager.

"material relationship" means a relationship which could, in the view of the Board of Trustees, reasonably interfere with the exercise of a Trustee's independent judgment. Without limiting the generality of the foregoing, the following persons are considered to have a material relationship with the Fund:

a. *a person who is, or has been, an employee or executive officer of the Fund, its parent, or any of its subsidiary entities or* affiliated entities or the Manager, unless the prescribed period has elapsed since the end of the service or employment;

b. a person whose immediate family member is, or has been, an executive officer of the Fund, its parent or any of its subsidiary or affiliated entities or the Manager, unless the prescribed period has elapsed since the end of the service or employment;

c. a person who is, or has been, an affiliated entity of, a partner[1] of, or employed by, a current or former internal or external auditor of the Fund unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship has ended;

d. a person whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Fund, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

e. a person who is, or has been, or whose immediate family member is, or has been, an executive officer of an entity if any of the Fund, or its subsidiaries' current executives serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment; and

f. a person who receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Fund or its subsidiary entities or the Manager, other than as remuneration for acting in his or her capacity as member of the Board of Trustees, the Board of Directors of any subsidiary or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

"prescribed period" means the shorter of:

a. the period commencing on March 30, 2004 and ending immediately prior to the determination required under the definition of "material relationship"; and

b. the three-year period ending immediately prior to the determination required under the definition of "material relationship".

[1]"partner" does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued services.

APPENDIX A
Policy of Practices for Trustees

Attendance at Meetings

Each Trustee is expected to have a very high record of attendance at meetings of the Board of Trustees, and at meetings of each committee on which the Trustee sits. A Trustee is expected to:

(i) advise the Chair as to planned attendance at board and committee meetings shortly after meeting schedules for the year have been distributed;

(ii) advise the Chair as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(iii) attend a meeting by conference telephone if unable to attend in person.

Preparation for Meetings

Trustees are expected to carefully review and consider the materials distributed in advance of a meeting of the Board of Trustees or a committee of the Board of Trustees. Trustees are also encouraged to contact the Chair, the CEO and any other appropriate Executives to ask questions and discuss agenda items prior to meetings.

Conduct at Meetings

Trustees are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a Trustee should:

(i) be candid and forthright;

(ii) not be reluctant to express views contrary to those of the majority;

(iii) be concise and, in most circumstances, respect the time constraints of a meeting; and

(iv) be courteous to and respectful of other Directors/Trustees and guests in attendance.

Knowledge of the Fund's Business

Trustees are expected to be knowledgeable with respect to the various fields and divisions of business. Although management has a duty to keep the Board of Trustees informed about developments in the Fund's business, Trustees have a primary duty of care and diligence, which includes a duty of inquiry. Trustees should:

- ask questions of the Manager and other Directors/Trustees, at meetings and otherwise, to increase their knowledge of the business of the Fund;
- familiarize themselves with the risks and challenges facing the business of the Fund;
- read all internal memoranda and other documents circulated to the Directors, and all reports and other documents issued by the Fund for external purposes;
- insist on receiving adequate information from the Manager with respect to a proposal, before board approval is requested;
- familiarize themselves with the Fund's competitors by, among other things, reading relevant news, magazine and trade journal articles; and
- familiarize themselves with the legal and regulatory framework within which the Fund carries on its business.

Personal Conduct

Trustees are expected to:

(i) exhibit high standards of personal integrity, honesty and loyalty to the Fund;

(ii) project a positive image of the Fund to news media, the financial community, governments and their agencies, Unitholders and employees;

(iii) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(iv) disclose any potential conflict of interest that may arise with the business or affairs of the Fund and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.